Form 20-F
period 2003-01-31
RIMFIRE MINERALS CORP
filed 2003-07-07
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2003

Commission File No. 0-31100

RIMFIRE MINERALS CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 700 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2003: 12,334,621

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X     No ____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X       Item 18 _______

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms

anastomosing   a network of branching and rejoining fault surfaces or
               surface traces, braided
andesite       a dark-coloured, fine-grained extrusive rock
antimony       a chemical element, chemical symbol Sb
argillite      a compact rock derived from either mudstone or shale
arsenic        a chemical element, chemical symbol As
arsenopyrite   a mineral composed of iron, arsenic and sulfur (FeAsS)
As             chemical symbol for arsenic
Au             chemical symbol for gold
Ba             chemical symbol for barium
barite         a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt         a fine-grained extrusive rock with a lower silica content
               than andesite
Bi             chemical symbol for bismuth
bismuth        a chemical element, chemical symbol Bi
bismuthinite   a mineral composed of bismuth and sulphur (Bi2S3)
breccia        rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite   a mixture of calcium, iron and magnesium
               carbonates and muscovite mica in altered rocks
chalcedony   a cryptocrystalline variety of quartz with lower density
             and indices of refraction than ordinary quartz
chalcopyrite a mineral composed of copper, iron and sulfur (CuFeS2)
chert        a hard, dense or compact sedimentary rock consisting
             dominantly of interlocking quartz crystals or amorphous silica
clastic      composed of sedimentary grains
Cretaceous   final period of the Mesozoic era spanning 135 to 65
             million years before the present
Cu           chemical symbol for copper
dacite       a fine-grained extrusive rock with more potassium and sodium than andesite
enargite     a grayish-black mineral Cu3AsS4
Eocene       the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar     a major rock forming silicate mineral
felsic       applied to an igneous rock having abundant light-coloured
             minerals (quartz, feldspars, muscovite)
gossan       an iron-bearing weathered product overlying a sulphide deposit
granite      an igneous rock consisting of quartz and orthoclase with
             hornblende or biotite as mafic constituents
granodiorite a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic
             constituents
hornblende   The commonest mineral of the amphibole group, usually
             black, dark green or brown
hydrothermal a term applied to heated water or fluid
Jurassic     second period of the Mesozoic era spanning 190 to 135
             million years before the present
mafic        dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite    light yellow or grayish mineral (FeS2) resembling pyrite
mesothermal  conditions of ore deposition of intermediate
             temperatures and depths
Mesozoic     era of geologic time spanning 245 to 66 million years
             before the present
minerals     a homogeneous naturally occurring chemical substance
net smelter return   the proceeds received from a smelter or refinery after
             the deduction of processing, shipping costs and related costs
ore          a mineral or aggregate of minerals which can be mined at a profit
monzonite    plutonic rocks intermediate between syenite and diorite
             containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss  a metamorphic rock derived from gneiss
Permian      the last period of the Paleozoic era thought to have covered the span from 286 to 245 million years ago
plagioclase  one of a group of triclinic feldspars
plutonic rocks   igneous rocks formed below the earth's surface
porphyry     an igneous rock of any composition that contains
             conspicuous crystals in a fine-grained groundmass
ppm          abbreviation for units of measure in parts per million
Precambrian  all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic  the more recent of the two great divisions of the Precambrian
pyrite       a mineral composed of iron and sulfur (FeS2)
pyroclastic  formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite   a mineral composed of iron and sulfur (FeS)
rhyolite     extrusive igneous rocks with high potassium and silica content
sericitization   a hydrothermal or metamorphic process involving the
             introduction of, replacement by, or alteration to sericitic muscovite
silicification   the introduction of or replacement by silica
tellurium    a silvery-white to brownish-black mineral, the native
             semi-metallic element Te
tenure number   number assigned by Provincial, Territorial or State
             authorities to mineral claims
tetrahedrite a steel-gray to iron-black isometric mineral which commonly occurs in characteristic tetrahedral crystals associated with copper ores
Triassic     the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff         a general term for all consolidated pyroclastic rocks
tungsten     a metallic element with the chemical symbol W
unit         the standard measurement of mineral claims in British Columbia, being 500 metres x 500 metres
UTEM         University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS         volcanic-hydrothermal massive sulphide - a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM       very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material










                            TABLE OF CONTENTS
                                   PART I                                   Page

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS               5

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE                             5

ITEM 3     KEY INFORMATION                                                     5

ITEM 4     INFORMATION ON THE CORPORATION                                     12

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       42

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         48

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  57

ITEM 8     FINANCIAL INFORMATION                                              59

ITEM 9     THE OFFERING AND LISTING                                           60

ITEM 10    ADDITIONAL INFORMATION                                             61

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK         72

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             72


                                   PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                    72

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS                                                72

ITEM 15    CONTROLS AND PROCEDURES                                            73

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT                                   73

ITEM 16B   CODE OF ETHICS                                                     73

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES                             74


                                  PART III

ITEM 17    FINANCIAL STATEMENTS                                               74

ITEM 18    FINANCIAL STATEMENTS                                               74

ITEM 19    EXHIBITS                                                           74






PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
   Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
   Not Applicable

ITEM 3   KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange on the Corporation's fiscal year end (January
31) for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods;
(iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

January 31st Rate        2003       2002     2001      2000      1999      1998
Rate at end of Period: $0.6542   $0.6283   $0.6669   $0.6888   $0.6625   $0.6867
Average Rate During
Period                 $0.6392   $0.6414   $0.6710   $0.6768   $0.6702   $0.7153
High Rate              $0.6619   $0.6697   $0.6936   $0.6969   $0.7105   $0.7446
Low Rate               $0.6207   $0.6330   $0.6410   $0.6542   $0.6341   $0.6832

                      April   March   February   January   December   November
                       2003     2003     2003      2003       2002       2002

Rate at end of Month: $0.6975   $0.6805   $0.6720   $0.6542   $0.6329   $0.6387
Average Rate During
Month                 $0.6858   $0.6775   $0.6613   $0.6487   $0.6413   $0.6364
High Rate             $0.6975   $0.6822   $0.6720   $0.6570   $0.6461   $0.6440
Low Rate              $0.6737   $0.6709   $0.6530   $0.6349   $0.6329   $0.6288

On April 30 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.70 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years ended January 31, 2003.






                       Year        Year        Year        Year        Year
                      Ended       Ended       Ended       Ended       Ended
                     2003 ($)    2002 ($)    2001 ($)    2000 ($)    1999 ($)

Revenues              27,670      13,955      23,788      13,827      3,238
Exploration &
Development Expenses 315,620     224,369      332,418     347,605   484,475
Depletion, Depreciation
and Amortization       5,628       5,457        6,929       3,957        --
General & Administrative
Expenses             324,593     283,760      276,552     237,651    37,996
Other Income
(Option Proceeds)    139,580      45,016       12,000      67,000    51,000
Net Income (Loss)   (497,063)   (471,615)    (606,111)   (508,386) (468,233)
Per Share              (0.04)      (0.05)       (0.08)      (0.10)    (0.12)
Working Capital    1,041,619     383,506      464,083     537,224   176,746
Resource Properties      NIL         NIL          NIL         NIL       NIL
Other Assets          31,175      17,298       19,069      28,679     5,000
Long-Term Liabilities    NIL         NIL          NIL         NIL       NIL
Shareholders'
Equity             1,072,794     400,804      483,152     565,903   181,746

Total assets       1,129,697     454,059      508,004     588,979   206,516

The Corporation's financial statements have been prepared in accordance with accounting principles generally accepted in Canada. On January 31, 2002 the Corporation elected to adopt a different method of accounting for its mineral property interests. The Corporation accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. The Corporation had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings. Except as disclosed in Note 11 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

                       Year        Year        Year        Year        Year
                      Ended       Ended       Ended       Ended       Ended
                     2003 ($)    2002 ($)    2001 ($)    2000 ($)    1999 ($)

Shareholders Equity  997,554     338,379     428,227     510,978     126,821
Loss Per Share         (0.04)      (0.06)      (0.09)      (0.11)      (0.21)


CAPITALIZATION AND INDEBTEDNESS

   Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not Applicable

RISK FACTORS

The Corporation is engaged in the business of preliminary or early stage mineral exploration and mine development. The Corporation holds no interests in any producing mines or commercial ore deposits. The following are the material risks customarily encountered by early stage exploration and mine development companies.

Employment Contracts/Reliance Upon Officers

The Corporation is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Corporation of these individuals may have a materially adverse effect upon the Corporation's business. Investors will be relying on management's judgment with respect to the operation of the Corporation. The Corporation does not presently have "key person" life insurance on the lives of any of its officers. (See Item 6 "Directors, Senior Management and Employees").

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer are provided to the Corporation pursuant to a March 1, 1999 management agreement with Equity
Engineering Ltd. "Equity" (See Item 6 "Directors, Senior Management and Employees").

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration and mine development. It is possible, that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under British Columbia corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to one of the two competing corporations.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and all of the Corporation's five directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Shareholder Dilution

The Corporation raises working capital funds primarily through the sale of its common shares from treasury. An investor's proportional interest in the Corporation will decrease over time as additional common shares are issued.

Classification as a Passive Foreign Investment Company

The Corporation believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation's shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Corporation's shares are also encouraged to consult their own tax advisers.

General Exploration and Mining Risks

Stage of Development

The Corporation has no production revenue. It does not have an operating history upon which investors may rely. Moreover, the Corporation has no commercially viable properties at this time.

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation's accumulated deficit as at January 31, 2003 was $2,844,232.

Commercial development of any of the Corporation's properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If the Corporation is unable to finance such development on its own, it will be required sell all or a portion of its interest in such property to one or more parties capable of financing such development. Operating Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of the Corporation's properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.

Volatility in Mineral Prices

The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

The Corporation cannot control the marketability of the minerals it discovers. Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond the Corporation's control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

The trading price of mineral exploration and mining companies is largely influenced by international metal prices. As the Corporation raises funds through the sale of its common shares, a significant decrease in the price of precious and base metals will adversely affect the Corporation's ability to fund its operations.

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation's interests in such properties. For those of the Corporation's properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, the Yukon Territory or the Province of British Columbia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

For those of the Corporation's properties held under option agreement, if the Corporation does not fulfil its obligations under the terms of any such option agreement, such agreement will terminate and title to the property will revert to the grantor of the original option.

Classification of the Common Stock as Penny Stock

In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Corporation's Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), the Common Shares will be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

Competition

The mineral industry is very competitive. The Corporation must compete with other companies possessing superior financial resources and technical facilities. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees.

No Assurance of Titles

The Corporation's mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects. Substance and continuity of title may also be affected by political instability and the vagaries of law as they exist and are applied in foreign jurisdictions. Surveys have not been carried out on all of the Corporation's mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

General Operating Risks

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities. The Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. All properties are presently without any known body of commercial ore.

The Corporation's RDN, Thorn, William's Gold, Adam, and Tide Properties are located in British Columbia, Canada. The RDN Property consists of 19 mineral claims comprising 285 units. The Thorn Property consists of 21 mineral claims comprising 394 units. The William's Gold Property consists of 11 mineral claims comprising 178 units. The Adam Property consists of 3 mineral claims comprising 60 units. The Tide Property consists of 5 mineral claims comprising 86 units. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $100 in each of the first 3 years and $200 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Optionee of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation's Fer and Simpson Properties are located in Yukon Territory, Canada. The Fer Property consists of 118 claims while the Simpson Property consists of 38 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation.
The Corporation's Goodpaster Properties (Bou, California-Surf, Eagle and ER-Ogo-Fire) are located in the state of Alaska, United States. The properties consist of 613 state mining claims. The mineral claims are subject to a required assessment or cash in lieu of $100(US) per year. The annual claim rental fees of $55(US) per claim are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of Rimfire Alaska with the Alaska Department of Natural Resources. There is currently no mining activity or commercial production from any of the Corporation's British Columbia, Yukon or Alaska mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation's Common Shares traded between $0.20 and $0.51 in 2000, between $0.23 and $0.66 during 2001, between $0.35 and $0.84 during 2002 and between $0.51 and $0.80 during the first quarter of fiscal 2003. It is probable that the Corporation's share price and volume will continue to fluctuate materially.

Environmental Regulations

All phases of the Corporation's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Future changes in environmental regulation, if any, may adversely affect the Corporation's operations.

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The authorized capital of the Corporation consists of 100,000,000 common shares ("Common Shares"), without par value, and there were 12,334,621 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2003. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

BUSINESS OVERVIEW

The Corporation is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties. The Corporation carried out minimal mineral property acquisition and exploration between its incorporation in 1991 and 1993. The Corporation then became inactive and remained so until 1997 when it acquired an interest in the RDN Property, located in British Columbia.

In addition to the RDN Property, the Corporation currently holds interests in the Thorn, William's Gold, Adam and Tide Properties in British Columbia, the Fer and Simpson Properties in the Yukon Territory and a number of properties in the Goodpaster Mining District of Alaska. A description of the Corporation's mineral exploration properties is set out below this Item 4 under the subheading "Property, Plants and Equipment."

NONE OF MINERAL PROPERTIES IN WHICH THE CORPORATION HOLDS AN INTEREST CONTAIN ANY KNOWN ORE OR MINERAL RESERVES. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE CORPORATION HAS AN INTEREST ARE EXPLORATORY IN NATURE.

The Common Shares of the Corporation were listed and posted for trading on the Vancouver Stock Exchange on June 28, 1999 under the trading symbol "RFM". On November 29, 1999, the listing was transferred to the TSX Venture Exchange (formerly Canadian Venture Exchange) as part of the merger of the Alberta Stock Exchange and Vancouver Stock Exchange.

The Corporation does not prepare business plans for any of its properties. Business plans are not customarily prepared for mineral exploration programs or properties. As is industry standard, the Corporation will prepare a work program for each of the mineral properties upon which it will carry out exploration work. Although a program is completed within a specified budget, the specific nature and type of exploration work completed may vary from the original work program depending on results obtained during the program.

The Corporation intends to raise all but a very minor portion of its future working capital and exploration funds through the sale of its securities from treasury. The Corporation may periodically receive cash payments and securities as property option payments from third parties pursuant to the terms of existing or future option agreements.

To date, the Corporation has not, nor does it intend to finance its operations or exploration programs through any means other than through the sale of its securities. Except for minor property option payments, at no time has the Corporation sought or received funds other than through the sale of its securities.

The Corporation's long-term goal is to identify high potential mineral properties that have received little if any recent exploration work, then enhance their value through initial exploration and market them to joint venture partners. The Corporation plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Prior to commencing any exploration activities in any of the State of Alaska, the Yukon Territory or the Province of British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate local government agencies for a number of permits or licences related to mineral exploration activities. These permits or licences include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licences, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or licence.

As part of the permit or licensing requirements, the applicant is required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.
The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during the 2003 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Alaska, the Yukon Territory and the Province of British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation currently holds interests in mineral properties located in British Columbia, the Yukon Territory and Alaska. None of the mineral properties in which the Corporation holds any interest is currently being operated as a producing mine.

These mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Planning for exploration and compilation of reports on completed programs continues on a year-round basis.

The table below illustrates the Corporation's expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as explained in Note 11 of the Corporation's financial statements, the figures below are consistent with U.S. GAAP.


2002
2001
2000
Exploration Costs
$223,972
$170,861
$313,226
Mineral Property Acquisition
$149,303
$66,843
$70,560

Note:   All figures shown above are in Canadian Dollars.

The total exploration and acquisition expenses for the period February 1, 2002 to January 31, 2003 was $373,275. A private placement completed on April 15, 2002, raised funds of $391,500, net of share issue costs, for general and administrative expenses. A second placement completed on July 3, 2002 raised net funds of $100,000 for exploration work.
The Corporation's plan for fiscal 2003 is to obtain joint venture partners to continue exploration of the Fer property in southeast Yukon, Adam property in northern BC, and the wholly owned Bou claims in the Goodpaster area of Alaska. Management will be evaluating three areas of the Yukon with reconnaissance programs and one program targeting the Simpson property with the assistance of grants from the Yukon Mining Incentives Program (YMIP). Joint-venture partners are planning drilling programs on five properties, however, there is no requirement for the Corporation to finance any of these exploration programs.

ORGANIZATIONAL STRUCTURE

The Corporation has one (1) wholly-owned United States subsidiary, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests. Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Alaska, Ltd. is located at Suite 700, 510 L Street, Anchorage, Alaska 99501.

INTERCORPORATE RELATIONSHIPS

RIMFIRE MINERALS CORPORATION
(British Columbia)
|
100%
RIMFIRE ALASKA, LTD.
(Alaska)


PROPERTY, PLANTS AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

..   The RDN Property, located in the Liard Mining Division of British
    Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine.

..   The Thorn Property, located in the Atlin Mining Division of British
    Columbia, approximately 120 kilometres northwest of Telegraph Creek.

..   The William's Gold (formerly Bill) Property, located in the Liard
    Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers.

..   The Adam Property, located in the Skeena Mining Division of British
    Columbia, approximately 70 kilometres northwest of Stewart.

..   The Tide Property, located in the Skeena Mining Division of British
    Columbia, approximately 36 kilometres north of Stewart, British Columbia.

..   The Alaska Properties, located in the Goodpaster Mining District,
    Alaska, 65 kilometres northeast of Delta Junction.
..   The Fer Property, located in the Watson Lake Mining District of Yukon
    Territory, approximately 20 kilometres west of the town of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory.

..   The Simpson Property, located in the Watson Lake Mining District of
    Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Thorn, William's Gold, Tide, Adam, Alaska or Fer Properties for the 2003 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The estimated cost to retain ownership of the state mineral claims for the Alaska properties (Bou, California-Surf, ER-Ogo-Fire, and Eagle) is $30,000 USD. Some of these claims, based on previous exploration programs, may not warrant any additional expenditure. The Corporation will examine all data thoroughly to make that determination prior to making a commitment to either work programs or additional cash expenditure.

The Corporation's head office occupies 910 square feet of office space leased under agreement with Equity Engineering Ltd. (Exhibit 4.1). The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of January 31, 2003, is $2,850 per month. Telephone and internet access charges are in addition to this amount.

RDN Property, Liard Mining Division

Location and Introduction

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. The property is comprised of a total of 273 claim units and covers approximately 6,800 hectares.

Work can be carried out on the RDN Property from mid June to mid September.

Two British Columbia Provincial Government Orders-in-Council, 1589(1972) and 440 (1983) have stated that ground below 580 metres above sea level may be subject to flooding for hydro-electrical development, and although mineral exploration and development may be carried out below this level, compensation will not be payable in the event of flooding. In the event that a commercially exploitable mineral deposit is discovered in those areas subject to the Orders-in-Council, a subsequent decision by the Government of British Columbia to flood the area for water resource or hydro-electric generating purposes will not entitle the title holders to the mineral deposit to any form of compensation. The lands in question lie along More Creek and its tributaries, which affect portions of the RDN 10 and 14-18 mineral claims. To date, no significant mineralised areas have been identified in areas subject to the Orders-in-Council.

Property History

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. The RDN 1-4 claims were staked by two private individuals (collectively, the "Prospectors") and Equity Engineering Ltd. of Vancouver, British Columbia in November 1987. In 1988 a limited prospecting, silt sampling and rock sampling program was completed on the claims.

In October 1989, Noranda Exploration Company ("Noranda") optioned the RDN 1-4 claims, and staked the GOZ claims to the north. Noranda carried out a program of sampling and conducted airborne magnetic and aeromagnetic surveys over the property. In 1990, Noranda and High Frontier Resources, an exploration joint venture partner, carried out geochemical and geophysical surveys and a 15 hole diamond drilling program. This work resulted in the discovery of several gold-bearing quartz chalcopyrite-pyrite veins within felsic tuffs and the definition of a gold soil anomaly designated the Jungle Soil Anomaly.

The program was continued in 1991 with expanded geophysical surveys and the drilling of an additional 15 diamond drill holes. In 1991, Noranda terminated its option on the RDN Property and allowed the GOZ claims to lapse. The GOZ claims were subsequently restaked as the RDN 5-8 and 11-13 claims.

In 1990, Adrian Resources Limited ("Adrian"), Skeena Resources Limited and Noranda carried out a work program in the area of the current RDN 9 and 10 claims. The work consisted of geochemical and geophysical surveys. In 1991, Noranda completed additional geophysical surveying and sampling, and Adrian conducted a work program consisting of detailed geological mapping and sampling.

The RDN Property was optioned to Pathfinder Resources Limited in 1994, and in 1994, 1995 and 1996 Pathfinder carried out work programs which included soil sampling, geological mapping, prospecting, and geophysical surveying.

Property Acquisition

On July 31, 1997, the Corporation purchased a one-third interest in the RDN Property for $150,000 from Equity Engineering Ltd. On March 6, 2000, the Corporation increased its interest in the RDN Property from a one-third interest to 100% by acquiring a 66.66% interest from Neil Debock and Rocky Saliken pursuant to an option agreement dated as of July 31, 1997 and amended October 8, 1998. The consideration paid to Messrs Debock and Saliken under the option agreement was an aggregate 133,330 Corporation Common Shares. Messrs. Debock and Saliken have retained a 1.34% net smelter return royalty interest in the RDN Property. The royalty interest may be reduced to a 0.67% net smelter return royalty at any time prior to or after the commencement of commercial mining operations on the property through the payment to Messrs. Debock and Saliken of an aggregate $666,666 ($333,333 to each individual).

On April 23, 2002 the Corporation signed a letter of agreement with Homestake Canada Inc. ("Homestake"), a division of Barrick Gold
Corporation, which provides that Homestake can earn a 75% interest in the RDN claims on completion of the following:
   Exploration expenditures of:
..   not less than $300,000 during 2002 (completed)
..   not less than an aggregate of $1,500,000 on or before December 31, 2005
   Cash payments of:
..   $25,000 upon execution of the agreement (received)
..   $25,000 on or before December 31, 2002 (received)
..   $25,000 on or before December 31, 2003 and on December 31 of each year thereafter until Homestake has earned the 75% interest.

Upon vesting and prior to a positive decision to mine, Homestake shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Corporation of $50,000 per year. Until the positive decision to mine, the Corporation will not be obligated to contribute to the funding of the exploration of the property.

Claim       Tenure Number   Units        Expiry Date     Location
RDN 1         222843          10     December 31, 2012   104B097
RDN 2         222844          10     December 31, 2012   104B097
RDN 3         222845          10     December 31, 2012   104B097
RDN 4         222846          10     December 31, 2012   104B097
RDN 5         325559          12     December 31, 2012   104G007
RDN 6         325560          15     December 31, 2012   104G007
RDN 7         334660          20     December 31, 2012   104G008
RDN 8         334661          20     December 31, 2012   104G008
RDN 9         334662           8     December 31, 2012   104G007
RDN 10        334663          20     December 31, 2012   104G007
RDN 11        366269          20     December 31, 2012   104G007
RDN 12        366270          16     December 31, 2012   104G007
RDN 13        359823          12     December 31, 2012   104B097
RDN 14        359824          20     December 31, 2012   104G007
RDN 15        359825          15     December 31, 2012   104G007
RDN 16        359826          20     December 31, 2012   104G007
RDN 17        359827          15     December 31, 2012   104G007
RDN 18        359828          20     December 31, 2012   104G007
MOR 2         394044          12     June 5, 2005        104G007

Regional Geology

The RDN Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions which have been covered to the east by clastic sediments of the Bowser Basin.

Property Geology

The RDN Property is underlain by a fault mosaic of Jurassic age Hazelton Group volcanic and sedimentary rocks and co-eval felsic intrusions in the central area, and Triassic age mixed rocks of the Stuhini Group. Permian age sedimentary, volcanic and intrusive rocks are in fault contact with the Hazelton Group rocks on the western side of the RDN Property. Forrest Kerr Fault is this bounding structure. Strata appear moderately folded.

Mineralization

A variety of styles of mineralization are present on the RDN Property.

Possible VHMS style mineralization is found at the Marcasite Gossan showing. There, Hazelton Group dacite flows are cut by a sulphidic stockwork of marcasite, pyrite, chalcedony and/or pyrobitumen and/or barite. In addition, several cobbles of very fine grained pyrite with an apparent bedded texture indicative of VHMS style of sulphide deposition were found a few metres downslope from the Marcasite Gossan outcrop. Less than 75 metres upslope is somewhat similar stockwork mineralization, referred to as the Upper Marcasite Gossan. Base metals and silver are elevated at the Upper Marcasite showing, whereas the Lower Marcasite showing has low base and precious metals. This mineralization is thought to occur at the same stratigraphic position as that of gold rich VHMS deposits elsewhere in the Hazelton Group, at a felsic volcanic-argillite-basalt interface. The 1999 drilling confirmed that stratigraphy is conformable and upright in this area. The area underlying the Jungle Soil Anomaly may also host VHMS deposits, as float found in the area includes pyritic chert, rhyolite and silicified argillite.

The remaining mineralized zones on the RDN Property are mesothermal veins and vein systems. The veins are planar and thought to be related to fault structures and brittle failure. They are clearly cross-cutting, and thus younger than parts of the hosting Hazelton Group felsic volcanic rocks, although fragments of these veins are also found in clastic units of the Hazelton Group, indicating their emplacement to be broadly contemporaneous with deposition of the Hazelton Group.

The Baseline and Main showings are fault-hosted quartz-sulphide breccia veins, up to 8.3 metres wide with high lead-zinc and moderate gold-silver values. The Wedge Zone consists of dozens of quartz-sulphide veins spread over an area of 500 x 2,700 metres.

Individual veins tend to pinch and swell and are affected by considerable structural dislocation. The Wedge Zone area is marked by a strong lead-zinc-gold-silver-arsenic soil geochemical anomaly.

The Boundary Zone veins are copper-gold rich, between 10 and 30 centimetres in width, planar to anastomosing, and consist of semi-massive chalcopyrite and pyrite.

The Jungle Soil Anomaly, located within the Downpour Grid, is a gold-arsenic+silver+lead soil anomaly. It was well defined in 1997, and covers approximately 100 by 450 metres overlying an area of minimal rock outcrop. Within this anomaly are float cobbles of pyritic chert, rhyolite and clastic. Two diamond drill holes by the Corporation in 1999 were abandoned before reaching target depth, encountering low gold values in fine clastic sediments thought to lie stratigraphically above the felsic-sediment contact targeted for gold rich VHMS mineralization.

Geophysics and Drill Programs
The 2000 UTEM survey showed a series of electromagnetic conductors along the contract between the felsic volcanics and overlying sedimentary rocks, a stratigraphic position thought to be favourable for hosting VHMS mineralization. This was followed by a diamond drill program in 2001 to test the conductors. Thirteen holes, totalling 2256 m., were drilled in the Wedge Zone and near Sand Lake, Marcasite Gossan and Boundary Zones.

During 2002, Homestake completed drilling of a total of 1072 metres in 9 holes. Eight of these holes were collared in the Jungle Zone geochemical anomaly, which is situated on the NE Downpour Grid. A single hole was located 700 metres northwest of the Jungle Zone Anomaly. No geochemical results of economic significance were returned from this program, however, it is arguable that in all holes the target horizon was not reached. Due to severe technical difficulties encountered in the drilling, that included thick overburden and highly faulted ground, the drill program was halted and work focused on surface exploration. The surface program included mapping in areas where rhyolitic volcanic rocks had been identified in previous programs. In addition contour soil sampling was carried out in areas that had not previously been sampled.

Future Exploration Programs

A first phase program in 2003 is budgeted at approximately $200,000 (Canadian Dollars) and will consist of surface mapping and soil geochemical surveys directed at defining drill targets. Based on the results of phase one, targets will be assessed for diamond drill testing later in the 2003 season. There are presently no on-going costs associated with holding the RDN claims, as Homestake will fund the 2003 exploration program.


Thorn Property, Atlin Mining Division

Location and Introduction

The property consists of 394 contiguous mineral claim units (9,850 hectares) and is located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometres to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometres of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

Property History

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. This was followed by three years of seasonal exploration by Julian Mining Corporation ("Julian") from 1963-65. Mapping and prospecting work resulted in the discovery of 17 mineral showings of three main types: (i) quartz-pyrite-tetrahedrite-enargite veins, (ii) structurally-controlled chalcopyrite-pyrite-quartz veins and (iii) areas of widespread, low-grade disseminated chalco-pyrite. Diamond drilling was carried out (17 holes, 1204 m) on three showings (Adamson 1963, 1964, 1965a,b).
In 1983, Inland Recovery Group Ltd. ("Inland Recovery") acquired the Thorn property from J.R. Woodcock and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800-metre base-line trending 060 degrees with perpendicular cross-lines spaced 50 metres apart and sampled at 25 metre intervals. Strong silver-gold-copper-zinc soil geochemical anomalies were revealed along Camp Creek and extending 600 metres westerly from Anaconda's B Zone (Wallis, 1983; Woodcock,1986).

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 m) from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analysed (Woodcock, 1987).

Kohima Pacific Gold Corp. ("Kohima") staked the Stuart 1-3 claims in 1997 and acquired an option on the Check-mate claim. In 1998, Kohima conducted an alteration mineralogy study using a portable infrared spectrometer (PIMA) on select outcrops in Camp Creek, and drill core from three diamond drill holes from the 1986 campaign.

Property Acquisition

By agreement dated March 1, 2000 with Kohima, the Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims comprising 72 units). The Corporation can exercise the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven (7) claims comprising 135 units surrounding the initial claim block, but lying within the Kohima option area of interest and covered by that agreement. In April 2003, an additional 10 claims were staked over favourable stratigraphy and alteration.


Claim     Tenure Number   Units   Expiry Date          Location
Check-Mate    320695      20      December 31, 2008    104K056
Stuart 1      360714      20      December 31, 2008    104K056
Stuart 2      360715      16      December 31, 2008    104K056
Stuart 3      360716      16      December 31, 2008    104K056
Thorn 1       379825      20      December 31, 2008    104K056
Thorn 2       379826      20      December 31, 2008    104K056
Thorn 3       379827      20      December 31, 2008    104K057
Thorn 4       379828      20      December 31, 2008    104K057
Thorn 5       379829      20      December 31, 2008    104K057
Thorn 6       379830      20      December 31, 2008    104K057
Thorn 7       379831      15      December 31, 2008    104K056
Thorn 8       401658      20      April 10, 2004       104K057
Thorn 9       401659      20      April 10, 2004       104K057
Thorn 10      401660      16      April 10, 2004       104K057
Thorn 11      401661      16      April 10, 2004       104K057
Thorn 12      401662      15      April 10, 2004       104K056
Thorn 13      401663      20      April 10, 2004       104K056
SUTL 1        401654      20      April 10, 2004       104K066
SUTL 2        401655      20      April 10, 2004       104K066
SUTL 3        401656      20      April 10, 2004       104K066
SUTL 4        401657      20      April 10, 2004       104K066

To date the Corporation has paid Kohima and the underlying vendors a total of $80,000, incurred $50,000 in exploration expenditures as required by the option agreement and issued 200,000 common shares to Kohima. To date, the Corporation has not earned an interest in the property. .
The Corporation can exercise the option by:

a)   paying Kohima not less than an aggregate $30,000 as follows:
   .   $15,000 within 10 days following the Approval Date (paid); and
   .   $15,000 on or before December 1, 2000 (paid); and

b) incurring Expenditures of not less than an aggregate $50,000 on or before March 1, 2001 (completed);

c) issuing to Kohima, an aggregate 200,000 common shares in the capital of the Corporation as follows:
   .   50,000 shares within 10 days following the Approval Date (issued);
   .   An additional 50,000 shares on or before March 1, 2001(issued);
   .   An additional 25,000 shares on or before September 1, 2001 (issued);
   .   An additional 25,000 shares on or before March 1, 2002; (issued)
   .   An additional 25,000 shares on or before September 1, 2002; (issued)
   .   An additional 25,000 shares on or before March 1, 2003; (issued) and

d)   paying the Original Vendors not less than an aggregate $200,000 as follows:
   .   $10,000 on or before March 1, 2001(paid);
   .   An additional $15,000 on or before March 1, 2002; (paid)
   .   An additional $25,000 on or before March 1, 2003; (paid)
   .   An additional $50,000 on or before March 1, 2004; and
   .   An additional $100,000 on or before March 1, 2005.

The Corporation signed an option agreement dated March 1, 2002 with Cangold Limited, formerly First Au Strategies Corporation ("Cangold") under which Cangold can earn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Cangold will be required to:

..   Incur expenditures of not less than $300,000 on or before the first anniversary (completed)
..   not less than an aggregate of $700,000 on or before the second anniversary
..   not less than an additional $500,000 on or before the third anniversary

..   Pay to the Corporation the sum of $15,000 upon approval of the agreement
   (received)
..   pay to the Corporation the sum of $25,000 on or before the first anniversary (received)
..   pay to the Corporation the sum of $50,000 00 on or before the second anniversary
..   pay to the Corporation the sum of $100,000 on or before the third anniversary

..   Issue to the Corporation 100,000 common shares of Cangold upon approval of the agreement (received)

..   issue to the Corporation 50,000 common shares of Cangold on or before the first anniversary (received)
..   issue to the Corporation 50,000 common shares of Cangold on or before the second anniversary

..   issue to the Corporation 50,000 common shares of Cangold on or before the third anniversary

Upon exercising the option, Cangold will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 200,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

Regional Geology

The area around the Thorn property is underlain by mid-Paleozoic and Triassic island arc successions, Late Triassic and Jurassic sediments of the Whitehorse Trough and bimodal Late Cretaceous to Eocene volcanic and associated intrusive rocks.

Property Geology

The southern and western portions of the Thorn property are underlain by Upper Triassic Stuhini Group mafic volcanic and epiclastic rocks, locally overlain by Middle Jurassic coarse clastic rocks of the Takwahoni Formation.

These have been intruded by the Late Cretaceous Thorn Stock, which covers an area of approximately 1,500 x 4,000 metres, elongated northwesterly along La Jaune Creek. The Thorn Stock consists of two distinct phases of feldspar-quartz-biotite porphyry which have been pervasively altered. Chloritization is most extensive, but intense sericitization and/or argillization, accompanied by up to 20% disseminated pyrite, extends for several tens or hundreds of metres away from mineralized fracture systems.

Rhyolitic to andesitic subaerial volcanics are exposed on the north and northeast portions of the property; they are thought to be roughly coeval with the Thorn Stock. At the eastern end of the property, these have been intruded by poorly-mapped monzonite and granodiorite stocks and plugs of Late Cretaceous or younger age.

Mineralization

The main target on the Thorn property is high-sulphidation epithermal mineralization of the El Indio/Lepanto style. A number of pyrite+enargite+tetrahedrite+quartz veins are hosted by sericitized and argillized feldspar-quartz-biotite porphyry of the Thorn Stock over an area of 1,400 x 2,000 metres. A strong structural control is evident for the veining, much of which trends 070 degrees and dips steeply. Some of the more significant showings include:

..   Catto Vein: Discovered in 2000, the recessive Catto Vein consists of massive pyrite, enargite and tetrahedrite in a fault paralleling the nearby contact between the porphyry and Stuhini andesites. Drill hole 86-6 may have intersected the Catto Vein approximately 50 metres along strike.
..   Tamdhu Vein: Discovered in 2000, the Tamdhu Vein consists of chalcedonic quartz, pyrite, enargite and tetrahedrite.. The vein has been traced for 30 metres on surface.

..   MP Vein: The MP Vein, which may form part of a wider system covered by boulders, consists of massive pyrite and enargite exposed in Camp Creek

..   Oban Breccia: The Oban breccia pipe is an extensively altered heterolithic breccia pipe containing significant silver-lead-zinc and gold mineralization. Sulphide minerals in the breccia contrast somewhat with the massive sulphide vein mineralogies and include boulangerite (Ag-bearing Pb-Sb-S sulphide), sphalerite, pyrite and minor arsenopyrite, freibergite
   (Ag-rich tetrahedrite), galena and possibly tellurides.

..   Cardhu Vein: The Cardhu Vein is a poorly exposed sulphide/sulphosalt vein near the southwestern contact of the Thorn Stock, south of Spike Creek.

..   B Zone: The B Zone is a 1-5 metre wide zone of vuggy silica, chalcedonic veining and quartz breccia with relatively minor pyrite, enargite and tetrahedrite, which has been traced for about 300 metres along strike. Five 1986 drill holes tested the B Zone.

..   F Zone: F Zone is a broad zone of intense alteration with quartz-sulphide veining that can be traced for 200 metres.

..   I Zone: The I Zone comprises numerous parallel 10-70 centimetre quartz-
    pyrite-tetrahedrite veins in sericitized porphyry, across a true width of 5-10 metres.

..   Glenlivet Zone: The Glenlivet Zone, discovered in 2002,extends southwesterly for 220 metres from the western end of the F Zone and is comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry

The Stuhini Group mafic volcanics host several gold-bearing quartz+carbonate +chalcopyrite+ arsenopyrite veins within a few hundred metres of the Thorn Stock. Most of these veins are less than 70 centimetres wide and of limited economic significance.

The Outlaw Zone is a poorly understood area of silicification and scattered quartz veining located five kilometres southeast of the main enargite-tetrahedrite showings. The alteration, accompanied by strongly anomalous gold, arsenic and antimony soil geochemistry, covers an area of approximately 400 x 2,000 metres. Four drill holes tested a portion of the Outlaw Zone in 1987, showing the presence of widespread but erratic gold mineralization.

Prospecting, conducted on behalf of First Au Strategies, in 2002 was highly successful in identifying new mineralization. A large hydrothermal breccia unit in excess of 200 metres wide was identified as the source of the high grade Oban Zone mineralization. The Oban Breccia is coincident with a very strong silver-gold-arsenic-lead-antimony-zinc soil geochemical anomaly and is open to the southeast. A new silver-gold-copper vein zone, the Glenlivet, was sampled intermittently over a 220 metre strike length. The Glenlivet is a zone of quartz-pyrite-sericite veins approximately 3 metres wide, located west of the Oban Breccia Zone.

In 2002 a seven-hole, 500 metre drill program tested three showings over a 1.2 kilometre trend. Three shallow holes totalling 234 metres were collared at the Oban Breccia to test surface mineralization. All three holes intersected weakly mineralized breccia. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization.

Future Exploration Programs

The focus of 2003 exploration on the Thorn property will be on its potential for high-sulphidation epithermal vein mineralization and for breccia-hosted mineralization in the newly discovered Oban Breccia. A first phase program will include mechanized trenching in the Oban Breccia Zone, mapping, prospecting, and soil sample surveys. A second phase of drilling will test the Oban Breccia and high-sulphidation veins.


William's Gold Property, Liard Mining Division

Location and Introduction

The William's Gold property consists of 178 claim units covering approximately
44.5 km2 of mountainous terrain in north-central British Columbia, 330 kilometres north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometres to the southeast. The Corporation has acquired a 50% interest in the property and has an option to acquire the remaining 50% interest.

Property History

The two main prospects (T-Bill and Park) on the William's Gold property were independently discovered in the early 1980's by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 metres on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. The Corporation optioned the core of the property in May 2001, then later staked an additional 68 claim units.

Property Acquisition

On May 17, 2001 the Corporation entered into an option agreement with Lorne Warren ("Warren") and John Mirko ("Mirko") to acquire a 100% interest in the BT claim, subject to a 2.5% net smelter royalty. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter royalty in the William's Gold Property from Mirko by issuing 75,000 common shares.
The Corporation can earn the remaining 50% interest by:

a)   paying the property vendors an aggregate $57,500 as follows:
    .   $10,000 upon the signing of the option agreement (paid);
    .   $15,000 on or before May 1, 2002; (paid)
    .   $12,500 on or before May 1, 2003; (paid)
    .   $20,000 on or before May 1, 2004;

b) issuing to the property vendors an aggregate 125,000 common shares in the capital of the Corporation as follows:
    .   25,000 common shares upon signing (issued)
    .   25,000 common shares on December 31, 2001 (issued)
    .   25,000 common shares on December 31, 2002 (issued)
    .   25,000 common shares on December 31, 2003
    .   25,000 common shares on December 31, 2004

The Corporation will issue an additional 50,000 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000.

On December 18, 2002, the company signed an Option agreement with Stikine Gold Corporation ("Stikine"), which provides that Stikine can earn a 70% interest in the property by:

a)   incurring expenditures of:
    .   not less than $125,000 on or before December 31, 2002 (completed)
    .   not less than an additional $300,000 on or before December 31, 2003
    .   not less than an additional $350,000 on or before December 31, 2004
    .   not less than an additional $725,000 on or before December 31, 2005

b)   issuing to the company:
    .   100,000 common shares of Stikine on or before August 31, 2003
        (as amended March 26, 2003)
    .   100,000 common shares of Stikine on or before June 15, 2004
    . $50,000 or the equivalent in common shares of Stikine on or before June 15, 2005
    . $50,000 or the equivalent in common shares of Stikine on or before June 15, 2006

c)   making cash payments of:
    .   $10,000 upon signing of the agreement (received)
    .   $25,000 on or before May 1, 2003 (received)
    .   $40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance, in lieu of the $500,000 expenditure.

Stikine staked an additional 6 claims, comprising 90 units, surrounding the original claim block to be included in the agreement.


Claim Name  Mineral Tenure  Units     Expiry Date        Location
BT          385785           20     December 31, 2005     94E072
BT 1        386612           20     December 31, 2005     94E072
BT 2        386613           20     December 31, 2005     94E072
BT 3        386614            8     December 31, 2005     94E082
GOS         386611           20     December 31, 2005     94E071
ROK 1       400282           18     December 31, 2005     94E072
ROK 2       400283           20     December 31, 2005     94E072
WILL 1      393892            9     December 31, 2005     94E082
WILL 2      393893            9     December 31, 2005     94E082
WILL 3      393894           18     December 31, 2005     94E082
WILL 4      393895           18     December 31, 2005     94E082
Regional Geology

The William's Gold property lies near the eastern edge of the Intermontane Belt in a fault mosaic of: Devonian to Permian Asitka Group carbonates and volcano-sedimentary rocks; the Carboniferous to Lower Triassic Cache Creek oceanic assemblage, including the Kutcho Formation; Triassic Stuhini and Takla volcano-sedimentary rocks; Lower Jurassic Toodoggone (subaerial) and undifferentiated Hazelton volcanic rocks and Laberge Group volcanic and epiclastic rocks.

The stratified rocks are intruded by a variety of Late Triassic and Early to Middle Jurassic stocks and batholiths of felsic to ultramafic composition. Most of the Early Jurassic quartz monzonites, granodiorites and quartz diorites are marked by a distinctive magnetic high; in particular, this applies to the intrusive immediately northeast of the William's Gold property. The quartz monzonite stock exposed on the southern part of the William's Gold property is the exception to this rule; it is characterized by a distinctive magnetic low almost ten kilometres across.

The Pitman Fault is a major E-W fault which passes 30 kilometres north of the William's Gold property. Alldrick, who traced the Pitman Fault for 300 kilometres, states that there is 3 kilometres of left-lateral movement along it with minimal vertical offset, and that movement occurred during Eocene to Oligocene time. Three of these major E-W faults have been mapped at the northern and southern extremities of the William's Gold property, one along the Stikine and Chukachida Rivers four kilometres south of the Gos claim and the other two passing through the BT 3 claim, north of the Park occurrence. A fourth could reasonably be inferred along the valley between the T-Bill and the Park prospects, downdropping undeformed Upper Triassic Takla Group volcanics to the north against deformed Paleozoic Asitka Group rocks to the south.

Property Geology

The T-Bill prospect is underlain by penetratively deformed Devono-Permian Asitka Group metavolcanics which have been altered to carbonate-muscovite-quartz schist over an area of 1,200 x 2,300 metres. This alteration is confined to the core of a northeasterly-trending structural dome and is controlled both by foliation and by steep cross-cutting structures. Gold-rich quartz-arsenopyrite veins, locally with visible gold, are broadly co-spatial with the carbonate-muscovite alteration, although they extend into unaltered chlorite schists with only centimetre-scale alteration envelopes. Individual veins generally cut across foliation and are rarely wider than 30 centimetres, although swarms of veinlets are common. Potential for a bulk-mineable target is indicated by broad low-grade intersections. The T-Bill prospect is marked by a strong 2 x 3 kilometre Au-As soil geochemical anomaly whose limits reflect masking by till and talus cover as much as by changes in alteration and mineralization of the underlying bedrock.


The Northern prospect is centred less than two kilometres north of the T-Bill prospect's northern edge, across a broad valley which may mark a major east-west fault. The Northern prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, Au-Cu soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 metres to the southeast was formed from pyritic hornfels.

Exploration

An initial program of prospecting, silt and soil geochemistry and core re-examination and sampling was carried out in July 2001. Reconnaissance soil samples were collected along contour or compass lines in areas where previous soil geochemical anomalies had not been closed off, and where gold-bearing silt samples had never been followed up. Core from the 1983 and 1984 diamond drilling is stored at the 2001 campsite. The 1983 core and holes 84-6 to 84-9 were inaccessible, due to collapse of their core racks. The first five 1984 holes could be recovered, but were in poor condition from animal disturbance. They were examined and 14 previously unsampled sections were split for analysis. Rock samples were taken from mineralized and altered rocks during the course of prospecting.

Stikine carried out a 3-D Induced Polarization (IP) geophysical survey in September 2002. The survey was undertaken to define areas of higher chargeability reflecting increased sulphide content and higher resistivity reflecting silicification. The survey defined a large chargeability anomaly, measuring 400 by 300 metres, immediately north of the area tested by the previous drilling. This anomaly is also coincident with a broad 700 by 1,000m resistivity anomaly. Contour soil samples from the northwest portion of the chargeability/resistivity anomaly are highly anomalous in gold for over 800 metres.

Mineralization

The William's Gold property hosts two main styles of alteration and gold-bearing mineralization: mesothermal gold and arsenopyrite-bearing veins and disseminations (T-Bill prospect); and intrusive-related veining and silicification (Northern and Gos prospects). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003 drilling will target the veins and the chargeability anomaly, but holes will be drilled in a new orientation in an attempt to better define the overall geometry of the mineralization. Additional mapping and sampling will be required to determine possible porphyry style copper-gold mineralization at the Northern occurrence.

Future Exploration Programs

Stikine plans to conduct a two-phase drilling program that is estimated to total 3300 metres. A concurrent, but limited surface program will include mapping and prospecting surveys.

Adam Property, Skeena Mining Division

Location and Introduction

The Adam property covers a copper-gold porphyry prospect in the Unuk River area of northwestern British Columbia. The property lies in the Coast Mountains, approximately 70 kilometres northwest of Stewart and 20 kilometres southwest of the Eskay Creek Mine. A well-maintained gravel road connects the Eskay Creek Mine to their concentrate-shipping port facilities at Stewart, British Columbia. Eventual road access to the Adam property from the Eskay Creek Mine Road would be relatively easy to construct, without any major river crossings and mainly across the Prout Plateau. Alternatively, the Adam property is 50 kilometres upstream along the Unuk River from tidewater at Burroughs Bay, Alaska.

Claim Name  Mineral Tenure Units   Expiry Date      Location
Adam 1          392758      20     April 5, 2007     104B057
Adam 2          392759      20     April 5, 2007     104B047
Adam 3          392760      20     April 5, 2007     104B047

The Corporation staked the Adam property in April 2002 and owns the property outright, with no underlying royalties.

Regional Geology

The Unuk River area lies along the western margin of the Intermontane tectonic belt, adjacent to the Coast Plutonic Complex. The area is underlain by more than 5,000 metres of Upper Triassic Stuhini Group and Lower Jurassic Hazelton Group volcano-sedimentary arc-complex lithologies. The Upper Triassic and Lower to Middle Jurassic volcanic rocks are accompanied by coeval intrusions throughout the map area. Economically most important is the Texas Creek Plutonic Suite, which comprises a group of Early Jurassic granodioritic stocks, dykes and sills in the Stewart-Unuk-Iskut area.

Property Geology

The Adam property is underlain by a sequence of northerly-trending, steeply-dipping, Hazelton Group andesitic volcanic rocks and mixed sedimentary rocks. These were intruded by a series of monzonite dykes and plugs along the major northerly-trending Adam fault zone. The Adam Fault trends 016 degrees for at least 6.5 kilometres across the property, with evidence that faulting, monzonite intrusion and alteration/mineralization of the monzonite were all roughly synchronous.

The Evan Dyke is by far the largest of the monzonite bodies, measuring 50-300 metres wide and at least 3,500 metres long, between Fewright and King creeks. Cliff exposures of the Evan Dyke's contact show it to be irregular, subvertical and intrusive in nature. It is formed of three segments, with the wider north and south segments emplaced along the Adam Fault and the narrower middle segment intruding along a 335 degree-trending cross-fault.

Exploration

In August and September 2002, the Company carried out 1:2,500 scale mapping, prospecting and soil geochemistry over the Adam property from two fly camps.


Mineralization

The Evan prospect is a Cu-Au porphyry system hosted within the northerly-trending Evan Dyke over a strike length of at least 3,000 metres. Significant alteration and mineralization is confined to equigranular monzonite of the Evan Dyke, which is variably sericitized, chloritized and silicified. Sulphide-poor, centimetre-scale, sheeted or stockwork quartz veins and stringers are present locally in each style of alteration. The bulk of copper and gold mineralization in the Evan prospect is hosted within three coherent zones of moderate to strong sericitization, occurring as finely disseminated chalcopyrite. The sericitized zones, the largest of which covers 1,400 metres of the dyke's strike length, are relatively recessive and generally marked by scattered outcrops in a field of talus.

As well as the Evan prospect, several other Au and Au-Cu occurrences are associated with the Adam Fault. The King prospect, located 800 metres north of the Evan prospect, consists of several massive pyrite+arsenopyrite lenses in black argillaceous siltstone. The Cole prospect is a small, weak Cu-Au porphyry system centred on the Adam Fault a further 2,000 metres north.

Future Exploration Programs

The Company intends to seek a third party to undertake further mapping, prospecting and an induced polarization survey over the Evan prospect, which could lead to diamond drilling.


Tide Property, Skeena Mining Division

Location and Introduction

The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of northwestern British Columbia. They were discovered in the 1980's through follow-up of highly anomalous silt and soil geochemistry. The Corporation purchased the Tide property in August 2001 from Newmont Canada Limited for a total cash expenditure of $10 with an underlying agreement to give Newmont Canada Limited right of first refusal to re-acquire the property for 3 years if the Corporation decides to assign, transfer or dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

Claim Name  Mineral Tenure   Units     Expiry Date      Location
Bow-1          321461          6     October 8, 2008     104B030
Bow-2          321462         20     October 9, 2008     104B030
Bow-3          321463         20     October 9, 2008     104B030
Bow-4          321464         20     October 8, 2008     104B030
Arrow          340087         20     September 14, 2008  104B030

Property History

The East Gold Mine, surrounded on three sides by the Tide property, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 g/tonne Au and 3,106 g/tonne Ag from narrow quartz-sulphide veins.
The first recorded work on the Tide property was done by Northair
Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several Au-bearing showings, and drilling 455 metres in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totalling 120 metres in 1990, but three were abandoned in overburden. The best intersection from the three completed drill holes in 1986 and 1990 assayed 4.11 g/tonne Au over
0.76 metres.

The Northair claims were allowed to lapse in 1993 and were re-staked by Hemlo Gold Mines Inc. (now Newmont Canada Limited) as the Bow-1 to -4 and Arrow claims, which constitute the current Tide property. In 1994, Hemlo carried out property-wide mapping and took soil samples on reconnaissance contour and ridge/spur lines. Detailed soil/talus and chip sampling in 1995 and 1996 were confined to higher elevations at the Northpit, 36, Riptide and Southpit zones.

Property Acquisition

On October 28, 2002, the company signed a property option agreement with Plutonic Capital Corp. ("Plutonic"), which provides that Plutonic can earn a 51% interest in the property by:

a)   making cash payments of:
    .   $2,000 upon signing of the agreement (received)
    .   $13,000 upon regulatory approval
    .   $15,000 on or before July 24, 2003
    .   $25,000 on or before July 24, 2004
    .   $35,000 on or before July 24, 2005
    .   $40,000 on or before July 24, 2006

b)   issuing to the company:
    . 50,000 common shares of Plutonic on or before July 24, 2003 or payment of $20,000 at the election of Plutonic
    . 50,000 common shares of Plutonic on or before July 24, 2004 or payment of $35,000 at the election of Plutonic
    . 50,000 common shares of Plutonic on or before July 24, 2005 or payment of $60,000 at the election of Plutonic
    . 50,000 common shares of Plutonic on or before July 24, 2006 or payment of $85,000 at the election of Plutonic

c)   incurring expenditures of:
    .   not less than $185,000 on or before July 24, 2003
    .   not less than an additional $250,000 on or before July 24, 2004
    .   not less than an additional $400,000 on or before July 24, 2005
    .   not less than an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction although Newmont maintains a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

Regional Geology

The Stewart mining camp lies along the western margin of the Intermontane tectonic belt, adjacent to the Coast Plutonic Complex. The area is underlain by the Hazelton Group, a Lower to Middle Jurassic island-arc complex, and its coeval stocks, sills and dykes of the Texas Creek Plutonic Suite. The Hazelton Group has been folded into north-northwest trending, doubly plunging syncline/anticline pairs with subvertical axial planes. Faults are abundant at both local and regional scales.
Property Geology

The Tide property is largely underlain by andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. These form part of the Norian to Pliensbachian Unuk River Formation at the baseof the Hazelton Group and have been extensively hornfelsed by thick sills related to the roughly coeval Summit Lake Stock. This stock, centred south of the Tide property and dated at 192.8+2 Ma, is a 2 x 3 km body of fresh, medium- to coarse-grained, equigranular hornblende granodiorite. To the north, it tails off into a 200-1,000 metre wide sill complex which extends northward through the Tide property. The sill complex is generally feldspar-hornblende+biotite porphyritic, is variably altered and appears related to precious metal-bearing mineralization on the Tide property.

Exploration

An initial program of mapping and prospecting was carried out in September 2001 from a camp on the road. Mapping and prospecting were carried out at a scale of 1:2,500, with rock samples taken from mineralized and altered outcrops and boulders.

Mineralization

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 2,500 metre area on the eastern flank of Tide Mountain, south of Eastgold Creek. Mineralization appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sills. The zones (Arrow, High-grade and part of the Southpit) within the sill, or proximal to its contacts, appear to be relatively enriched in Ag, Pb, Zn and Sb; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in Au and As.

The "distal" Au-As zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 metre wide band which parallels the sill complex and lies 100-900 metres west of its contact. The "proximal" group of mineral occurrences consist of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 metres west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 21.3 g/tonne Au (distal - Southpit
Zone) and 105 g/tonne Au and 598 g/tonne Ag (proximal - Arrow Zone) in 2001 sampling. Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 metres north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

Future Exploration Programs

For 2003, a proposed exploration program for the Tide project consists of a first phase of mapping and prospecting and second phase of diamond drilling. The area of focus would extend along and peripheral to the Arrow Zone and High grade Pit areas, but also extend northward and west of the East Gold Mine where numerous reconnaissance gold in soil anomalies remain to be explained. Diamond drill targets would be directed at three areas; the Arrow, High Grade Pit and 36 Zones.

Fer Property, Watson Lake Mining District

Location and Introduction

The Fer Property is comprised of a total of 118 mining claims in two blocks and covers approximately 2,450 hectares. The Fer Property is located 20 kilometres west of the town of Tungsten in the Northwest Territories, and is approximately 200 kilometres north of Watson Lake, Yukon Territory. The Cantung Highway passes five kilometres northeast of the Fer Property, however the Fer Property is best accessed by helicopter. If warranted, no problems are foreseen in constructing road access to the property from the Cantung Highway.

Property History

The FER Property was originally staked by Westmin Resources Limited in 1996 and was located to cover the strongest cluster of anomalous gold and arsenic results from a regional fine sediment sampling program conducted by Westmin in 1994. The survey was designed to test for Telfer-style, sediment-hosted gold deposits in the Hyland Group sedimentary rocks, and covered approximately 7000 square kilometres, stretching from the B.C.-Yukon border to the headwaters of the Hyland River. There is no record of exploration work on the property prior to this program.

Westmin did contour soil sampling, geological mapping and rock sampling in 1996 and 1997. The results of this work indicated extensive areas of moderately to strongly anomalous results for gold and arsenic in soils. These anomalous results were concentrated on the south slope of the property and in the east-central area, primarily associated with thick quartz-rich clastic sedimentary units.

Work by the Corporation in 1998 consisted of soil sampling, detailed mapping of the anomalous soil zones and prospecting.

Property Acquisition

Pursuant to an Option and Joint Venture Agreement dated as of July 1, 1998, with Boliden Westmin (Canada) Limited, ("Boliden"), the Corporation acquired an option to earn up to an 85% interest in the Fer Property. This agreement was modified by a letter of agreement dated October 11, 2000. Under the modified agreement, the Corporation was deemed to have exercised the first of a two part option and currently holds a 51% interest in the Fer Property. The Corporation can elect to earn an additional 34% interest (the "Second Option"), for an aggregate 85% undivided interest, as follows:

..   incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn an aggregate 60% undivided interest;
..   incur cumulative exploration expenditures of $1,000,000 by December 31,
    2005 to earn an aggregate 80% undivided interest;
..   incur cumulative exploration expenditures of $1,500,000 by December 31,
    2006 to earn an aggregate 85% undivided interest;
..   payment to Boliden of $50,000, which may be paid, at the Corporation's option, in cash or by the issuance of shares upon completion of the Second Option.

Upon exercise of the First Option and the exercise or termination of the Second Option, as the case may be, the Corporation and Boliden will be deemed to have entered into a joint venture, either on a 60/40, 80/20 or 85/15 basis, for the further development of the Fer Property. If either party's interest decreases to below 7.5%, that party's interest will be automatically extinguished and converted to a net smelter royalty return interest of 2%.

The Corporation and Boliden are at arm's length to one another.

Claim       Tenure Number      Expiry Date     Location
Fer 1        YB84329           June 10, 2004   105H/15
Fer 2        YB84330           June 10, 2006   105H/15
Fer 3        YB84331           June 10, 2004   105H/15
Fer 4        YB84332           June 10, 2006   105H/15
Fer 5        YB84333           June 10, 2004   105H/15
Fer 6        YB84334           June 10, 2006   105H/15
Fer 7        YB84335           June 10, 2004   105H/15
Fer 8        YB84336           June 10, 2006   105H/15
Fer 9        YB84337           June 10, 2004   105H/15
Fer 10       YB84338           June 10, 2006   105H/15
Fer 11       YB84339           June 10, 2004   105H/15
Fer 12       YB84340           June 10, 2006   105H/15
Fer 13-64    YB84341-YB84392   June 10, 2004   105H/15
Fer 65-76    YB84393-YB84404   June 10, 2006   105H/15
Fer 77-118   YB85825-YB85866   July 22, 2002   105H/15

Regional Geology

The Fer Property is underlain by a broadly folded sequence of coarse siliciclastic, calcareous and phyllitic, continental margin sediments of the late Proterozoic to early Cambrian Hyland Group. The nearest intrusion is an elongate, Cretaceous-aged granite body which lies four kilometres southwest of the Fer Property. Hyland Group rocks host gold mineralization in numerous occurrences from the southeastern Yukon to the Dawson City area, covering approximately 750 kilometres within the Tintina Gold Belt.

Property Geology

Soil geochemistry has outlined an area of approximately 2,000 by 500 metres in the southern part of the Fer Property with anomalous gold and arsenic values (> .025 ppm gold, > 125 ppm arsenic). An additional 500 by 200 metre gold/arsenic anomaly is also present in the northeast portion of the Fer Property.

The FER property is underlain by quartzose clastic rocks interbedded with phyllite and much lesser limestone. Whereas the northeast corner of the property is relatively homoclinal, the structural geology of the rest of the property is more complex. The southwest area is dominated by an apparent broad synform which traverses the area in a northwest-southeast direction, plunging to the shallowly to the southeast. Minor folds and cross-cutting faults also complicate the geology in this area. North-northeast, northwest, and east-west trending faults are quite common and these structures are commonly associated with intensified alteration and mineralization.

Mineralization

Mineralization on the Fer Property is largely controlled by structure and host rock lithology. It is spatially associated with intense zones of silicification and quartz vein stockworks. Gold correlates best in rock samples with arsenic, silver, lead and antimony. Decalcification is suggested by lack of interstitial calcite in the main altered and mineralized area, whereas calcite is widespread elsewhere.

Future Exploration Programs

The Corporation does not consider the Fer Property to be a principal property. The Corporation intends to seek a third party to undertake the work program required to be undertaken prior to December 31, 2003, likely on a joint venture or earn in basis.


Simpson Property, Watson Lake Mining District

Location and Introduction

The Simpson Property lies in the Simpson Range of the Pelly Mountains of south-eastern Yukon, approximately 105 km northwest of Watson Lake. The Robert Campbell Highway passes the Simpson at its nearest point 35 km to the east.

The property consists of 38 mining claims located in the Watson Lake Mining District. In January 2003, the Corporation staked 30 claims. An additional 8 claims were staked in April 2003. The Corporation owns the property outright, with no underlying royalties.


Claim            Tenure Number        Expiry Date        Location
SIM 3 - 12     YC23358-YC23367      January 14, 2004    105A/13
SIM 23 - 36    YC23368-YC23381      January 14, 2004    105A/13
SIM 41 - 46    YC23382-YC23387      January 14, 2004    105A/13
SIM 19 - 22    YC24032-YC24035      April 4, 2004       105A/13
SIM 37 - 40    YC24036-YC24039      April 4, 2004       105A/13

Exploration

The Simpson exploration target was defined on the basis of several anomalous government silt samples in an area underlain by prospective lithologies belonging to the Yukon Tanana Terrane. Preliminary prospecting and sampling was carried out in the general area during 2002 under the auspices of the Yukon Mining Incentives Program. Work on the Simpson confirmed that the geology is permissive for VMS mineralization and there is evidence of the existence of felsic volcanic units. Silt and soil results are highly anomalous in a suite of elements consistent with VMS-style mineralization and they are at levels considered anomalous in the nearby districts. Unfortunately, the limited program did not identify the source of the geochemical anomalies.

Future Exploration Programs

A minor geochemical sampling and mapping program will be conducted on the Simpson property in 2003 attempting to locate the source of the anomalous geochemistry defined by earlier programs.


Alaska Properties, Goodpaster Mining District

Location and Introduction

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the ER-Ogo-Fire, Bou and Eagle properties. The California-Surf property is covered under a joint venture/option agreement with Western Keltic Mines Alaska. Details of these agreements are presented in the individual description of each property later in this section.

The Corporation's Alaska properties lie within east-central Alaska, 65 kilometres northeast of Delta Junction. Access to the properties is by helicopter based out of Delta Junction. TeckCominco/Sumitomo operate a winter access road from Delta Junction, that will eventually be upgraded to a year-round mine road. TeckCominco/Sumitomo also maintain an airstrip in the area. This infrastructure has been used to assist with access to the Corporation's Alaska properties. A seasonal airstrip is located on the eastern edge of the California/Surf property discussed below.

Property Acquisition

In 1998, the Corporation completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area.

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the "Alaska Properties"), of which 613 claims have been retained.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Claim         Tenure Number (ADL)        Location
Bou 21-22      594583-594584         Fairbanks Meridian, Township 7S, Range 18E
Bou 31-32      594593-594594         Fairbanks Meridian, Township 7S, Range 18E
Bou 41-42      594603-594604         Fairbanks Meridian, Township 7S, Range 18E
Bou 51-52      594613-594614         Fairbanks Meridian, Township 7S, Range 18E
Bou 61-62      594623-594624         Fairbanks Meridian, Township 7S, Range 18E
Bou 71-72      594633-594634         Fairbanks Meridian, Township 7S, Range 18E
CEN 17-80      594779-594842         Fairbanks Meridian, Township 6S, Range 16E
Eagle 1-106    579385-579490         Fairbanks Meridian, Township 7S, Range
                                                             11E/12E
ER 111-120     579266-579275         Fairbanks Meridian, Township 5S, Range 13E

Claim         Tenure Number (ADL)        Location
ER 15-24       579170-579179         Fairbanks Meridian, Township 5S, Range 13E
ER 27-36       579182-579191         Fairbanks Meridian, Township 5S, Range 13E
ER 3-12        579158-579167         Fairbanks Meridian, Township 5S, Range 13E
ER 39-48       579194-579203         Fairbanks Meridian, Township 5S, Range 13E
ER 51-60       579206-579215         Fairbanks Meridian, Township 5S, Range 13E
ER 63-72       579218-579227         Fairbanks Meridian, Township 5S, Range 13E
ER 75-84       579230-579239         Fairbanks Meridian, Township 5S, Range 13E
ER 87-96       579242-579251         Fairbanks Meridian, Township 5S, Range 13E
ER 99-108      579254-579263         Fairbanks Meridian, Township 5S, Range 13E
Fire 16-56     579046-579086         Fairbanks Meridian, Township 5S, Range 13E
Fire 4-12      579034-579042         Fairbanks Meridian, Township 5S, Range 13E
HAB 22-30      595093-595101         Fairbanks Meridian, Township 6S, Range 17E
HAB 34-43      595105-595114         Fairbanks Meridian, Township 6S, Range 17E
HAB 47-56      595118-595127         Fairbanks Meridian, Township 6S, Range 17E
LCC 14-20      595141-595147         Fairbanks Meridian, Township 6S, Range 17E
LCC 24-30      595151-595157         Fairbanks Meridian, Township 6S, Range 17E
LCC 4-10       595131-595137         Fairbanks Meridian, Township 6S, Range 17E
Ogo 143-154    595370-595381         Fairbanks Meridian, Township 5S, Range 13E
Ogo 35-39      595262-595266         Fairbanks Meridian, Township 5S, Range 14E
Ogo 42-76      595269-595303         Fairbanks Meridian, Township 5S, Range 14E
PAR 1-11       595382-595392         Fairbanks Meridian, Township 6S, Range
                                                                     15E/16E
PAR 14-24      595395-595405         Fairbanks Meridian, Township 6S, Range
                                                                     15E/16E
PAR 27-37      595408-595418         Fairbanks Meridian, Township 6S, Range
                                                                     15E/16E
PAR 40-50      595421-595431         Fairbanks Meridian, Township 6S, Range
                                                                     15E/16E
PAR 53-121     595434-595502         Fairbanks Meridian, Township 6S, Range
                                                                     15E/16E
SHARP 29-33    595531-595535         Fairbanks Meridian, Township 6S, Range 17E
SHARP 43-47    595545-595549         Fairbanks Meridian, Township 6S, Range 17E
SHARP 57-61    595559-595563         Fairbanks Meridian, Township 6S, Range 17E
SHARP 71-75    595573-595577         Fairbanks Meridian, Township 6S, Range 17E
SHARP 85-89    595587-595591         Fairbanks Meridian, Township 6S, Range 17E
SHARP 99-103   595601-595605         Fairbanks Meridian, Township 5S, Range 17E
STER 35-40     595663-595668         Fairbanks Meridian, Township 6S, Range 17E
STER 45-50     595673-595678         Fairbanks Meridian, Township 6S, Range 17E
STER 55-60     595683-595688         Fairbanks Meridian, Township 6S, Range 17E
STER 65-70     595693-595698         Fairbanks Meridian, Township 6S, Range 17E
STER 75-80     595703-595708         Fairbanks Meridian, Township 6S, Range 17E
STER 85-90     595713-595718         Fairbanks Meridian, Township 5S, Range 17E

Regional Geology

The Alaska properties lie within rocks of the Yukon-Tanana Terrane
(YTT), bounded to the north by the Tintina Fault and to the south by the Denali Fault systems. The YTT in east-central Alaska consists of a Precambrian to middle Paleozoic metamorphic sequence of sedimentary and magmatic rocks. Mineralization at plutonic gold deposits in Alaska and the Yukon are directly associated and often hosted within Cretaceous aged plutons. In this region recent evidence indicates that mineralization is associated with Cretaceous aged plutons which are characterized by a lower magnetic susceptibility forming linear arrays of magnetic lows. One of these linear arrays, which is associated with gold rich VHMS deposits in the area has been termed the Pogo Trend. Another magnetic-plutonic trend further to the south has been termed the Big Swede Trend. The northeast structures are thought to have been important in controlling the distribution of Cretaceous intrusions Northeast trending block faults with significant horizontal and vertical displacements. The vertical movements on these northeast structures are very important since the style and grade of mineralization in plutonic-gold systems are strongly influenced by depth of formation. There is also building evidence that early syn-plutonic movements along these faults, where they intersect northwest structures, can act as a focusing mechanism for mineralization.

As discussed below, Rimfire Alaska has entered into option or joint venture agreements for three of the Alaska Properties. Upon earn-in, the Corporation's interests will range from 30% to 50% interest. The Corporation will not be required to pay any consideration or undertake any exploration expenditures to retain its interests in these properties during the respective option earn-in periods. A summary of the agreements Rimfire Alaska has entered into with other parties with respect to the Alaska Properties is as follows:

California-Surf Property

Pursuant to an option and joint venture agreement dated June 24, 1998 and amended May 21, 1999 with Western Keltic Mines Alaska, Inc. ("Keltic") and further amended August 25, 1999 with Keltic and Barrick Gold Corporation ("Barrick"), the Corporation granted Keltic the right to acquire a 50% interest in the California-Surf property in consideration of Keltic paying the $448,818 costs of acquiring the claims. The property is comprised of 293 claims covering approximately 4,745 hectares. The specific mining claims comprising the California/Surf property are the CEN, HAB, LCC, PAR and STER groups of claims.

Keltic has increased its interest in the properties to 70%, and reduced the Corporation's interest to 30%, by spending a total of $1 million in exploration and development work and issuing 100,000 shares. This was completed in December 2000. In March 2003, Keltic decided not to pursue the further option to increase its interest in these properties to 80%.

The Corporation and Keltic have entered into a joint venture on a 70/30 basis, for the further development of the properties. Rimfire Alaska and Keltic are at arm's length to one another.

Property Geology

Southeast Surf Area

The Southeast Surf area lies in the southeast corner of the California/Surf property and is covered by the HAB 1-56 mining claims. Three distinct gold soil anomalies are coincident with strong bismuth, arsenic, antimony and weaker silver, molybdenum and tungsten. The three soil anomalies have dimensions of 2.4 kilometres by 0.5 km, 1.2 kilometres by 1.1 kilometres and 2.2 kilometres by 0.5 kilometres and are oriented in an east-west direction with a weak north-south component. Mineralization has been found in boulders over an area measuring 250 by 200 metres and consists of intensely quartz- and sericite-altered porphyritic granite. Although the anomalous gold in soils has associated high bismuth, no elevated bismuth has been found in rock samples collected to date. This indicates that there may be other styles of gold-bismuth-bearing mineralization that have yet to be found.

Boundary Zone

The Boundary Zone is situated toward the northern edge of the California/Surf claim group on the south side of a granitic body. The main gold soil anomaly, measuring 800 by 350 metres, wraps around a prominent ridge. A broader anomaly, defined by bismuth and arsenic with spotty gold, measures 2.5 by 1.5 kilometres and is centred on the main gold anomaly. Four distinct mineralized surface showings of quartz boulders have been discovered within a 1.0 by 1.5 kilometres area that is central to a moderately intense zone of pervasive quartz-sericite alteration. Two mineralization types have been distinguished:
1) shallow-dipping shear-hosted quartz veins; 2) narrow tensional quartz stockwork veins. The shear-hosted veins are variably textured and contain milky white quartz (Type 1), strongly brecciated-sheared quartz (Type 3) and granular quartz with interstitial sericite, feldspar and tourmaline (Type 2).

Drilling during September 2000 (4 holes, 827.1 m) at the Boundary Zone revealed three styles of gold mineralization, and indicated that gold mineralization is more widespread than indicated by surface sampling. The highest gold values are hosted in 1-5 centimetre quartz-pyrite-pyrrhotite veinlets that locally contain visible gold intergrown with bismuthinite. Broader zones of elevated gold values are found in quartz-sericite altered or sheared gneiss locally cut by hairline quartz-pyrite-calcite stringers. Less commonly, quartz-pyrite-bismithunite possibly with arsenopyrite and/or gold veinlets occur in pegmatitic marginal phases of granitic dykes . The strong gold-bismuth correlation, associated alteration and gold-bearing pegmatitic granite indicate a geological setting not unlike other plutonic gold-type deposits in the region.

In 2001, work consisted of an airborne radiometric and magnetic survey over the California/Surf property, limited auger soil sampling and a 619 m drill hole in the Boundary Zone, which was followed by a regional soil sampling program evaluating six geochemical-geophysical target areas.

Future Exploration Programs

No work is planned at this time for the California-Surf property.

Eagle Property

Effective January 30, 2002, the Corporation has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:
a)   contributing exploration expenditures totaling $400,000 (US Dollars)
     as follows:
    . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
    .  an additional $50,000 on or before January 30, 2004
    .  an additional $75,000 on or before January 30, 2005, and
    . the difference between all earn-in exploration expenses and the $400,000 total requirement.

b) paying the Corporation not less than an aggregate $100,000 (US Dollars) as follows:
    .  $5,000 on or before January 30, 2002 (received)
    .  $5,000 on or before January 30, 2003 (received)
    .  $15,000 on or before January 30, 2004
    .  $25,000 on or before January 30, 2005; and
    .  $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Property Geology

The Eagle property is comprised of the Eagle 1 - 106 state mining claims and is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and much older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body.

During September 2000, Hyder Gold Inc. completed a five hole, 274.3 metre diamond drilling program on the Eagle property. The aim of the program was to test portions of the gold soil geochemical anomaly. Drill hole EA00-03 encountered weakly porphyritic granite which was consistently cut by quartz, quartz-calcite and, less commonly, quartz-pyrite-arsenopyrite veinlets.
In 2002 Anglogold conducted a small auger soil survey defining areas of anomalous gold-arsenic and bismuth. These results add over a kilometre to a 1500 metre by 3000 metre gold-arsenic-bismuth-tungsten soil anomaly defined by previous work.

Future Exploration Programs

Diamond drill testing, accompanied by further geological, geochemical and geophysical surveys, will be required on the Eagle property in order to evaluate its economic potential. Anglogold has plans to carry out a power auger soil sample survey to extend and better define the existing soil anomalies. Depending on the results of this program, drilling may be initiated to test specific areas of the soil anomaly later in 2003.

ER-Ogo-Fire Property

Effective January 30, 2002, the Corporation has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the ER-Ogo-Fire property. Initially, Anglogold may earn a 50% interest in the property by:


a) contributing exploration expenditures totaling $400,000 (US Dollars) as follows:
    . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
    .  an additional $50,000 on or before January 30, 2004
    . an additional $75,000 on or before January 30, 2005, and . the difference between all earn-in exploration expenses and the $400,000 total requirement.

b) paying the Corporation not less than an aggregate $100,000 (US Dollars) as follows:
    .  $5,000 on or before January 30, 2002 (received)
    .  $5,000 on or before January 30, 2003 (received)
    .  $15,000 on or before January 30, 2004
    .  $25,000 on or before January 30, 2005; and
    .  $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Property Geology

The ER-Ogo-Fire property, wholly-owned by Rimfire Alaska, Ltd., is comprised of 202 claims covering approximately 3,270 hectares. The ER-Ogo-Fire Property is underlain by gneisses of the Paleozoic Yukon-Tanana Terrane representing strongly metamorphosed sedimentary and igneous rocks. The gneisses are intruded by late Cretaceous or early Tertiary aged granitic intrusions which outcrop on the east and west boundaries of the property. As well, small dioritic and aplitic dykes of indeterminate age are present, generally cross cutting the gneisses. Gold bearing quartz vein material has been sampled on a ridge lying between the two areas of intrusive outcrop.

A program of reconnaissance soil and silt sampling with associated geological mapping was carried out on the ER property during the 2000 field season. In 2002, Anglogold conducted auger soil sample surveys, which resulted in the definition of a 1700 by 500 m gold-arsenic-bismuth-antimony soil anomaly straddling a northwest trending granite contact.

Future Exploration Programs

Diamond drill testing, accompanied by further geological, geochemical and geophysical surveys, will be required on the ER-Fire-Ogo property in order to evaluate its economic potential. Anglogold has plans to carry out approximately 1500 m of diamond drilling on the ER-Fire-Ogo property.

Bou Property

The Bou property, consisting of 12 claims, is located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the property are almost exclusively granite. Mineralization consisting of quartz veins and mineralized and altered granite have been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 metre area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometres south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 metres that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage.

Future Exploration Programs

Diamond drill testing, accompanied by further geological, geochemical and geophysical surveys, will be required on the Bou property in order to evaluate its economic potential. Plans for future exploration have not yet been finalized.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation's proposed exploration and development programs for the period February 1, 2003 to January 31, 2004 will be approximately $348,420. The estimated average monthly breakdown is as follows:

ITEM                           Average                       12 Month
                               Month                          Period

Accounting & legal             $1,700                         $20,400
Investor services               6,835                          82,020
Management services             5,540                          66,480
Office                          1,350                          16,200
Rent                            3,925                          47,100
Salaries & support services     6,665                          79,980
Telephone                         220                           2,640
Travel & entertainment          2,800                          33,600
      TOTAL                   $29,035                        $348,420

The estimated administrative expenses will be financed out of existing working capital.


ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Corporation has no producing properties and, consequently, has no current operating income or cash flow from its mineral property exploration and development operations.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S currency. The
Corporation's expenses are denominated in Canadian dollars.

The following discussion of the operating results and financial position of the Corporation should be read in conjunction with the Corporation's consolidated financial statements (and related notes).

OPERATING RESULTS

On January 31, 2002, Rimfire chose to restate year 2000 and 2001 financial results to align the Company's financial statements with Generally Accepted Accounting Principles (GAAP) of the United States. The decision to conform to U.S. GAAP stems from a Securities and Exchange Commission (SEC) request that Rimfire account for mineral property expenditures in accordance with US GAAP as part of the Company's 20F registration filing with the SEC. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements for the year ended January 31, 2003.

Year Ended January 31, 2003

For the year ended January 31, 2003, Rimfire incurred a net loss of $497,063 ($0.04 per share) compared to a net loss of $471,615 ($0.05 per share) in the previous year. Losses include a $24,100 write-down of marketable securities reflecting a decrease in market value of securities received from joint-venture agreements. Revenue was substantially changed in nature as interest revenue dropped from $13,955 to $8,576 due to lower cash balances and lower market interest rates. This decrease was offset by option proceeds of $139,580 (2001- $45,016) and joint venture management revenue of $18,644. Accounting and legal expenses were lower by thirty percent, primarily due to acceptance of the 20F registration statement by the SEC. Investor services expenses increased by sixty percent to $52,991 (2001-$33,311) with related increases in travel costs (2002-$22,482, 2001-$14,148) as a result of increased participation in investor trade shows. Rimfire received Yukon Mining Incentives Program grants totaling $53,910 for regional exploration work. The Mineral Exploration Tax Credit (METC) for BC is only $3,745 for exploration conducted in 2002 because flow-through shares receive a similar tax credit such that expenditures renounced to the individual are not eligible for METC.

Exploration expenditures, excluding those by joint-venture partners, totaled $223,972 (year ended Jan. 31, 2002 - $170,861), and property acquisition costs totaled $149,303 (year ended Jan. 31, 2002 - $66,843). These expenditures included costs of travel, camp and accommodation ($17,856), chemical analysis ($6,385), drafting ($4,285), helicopter and aircraft ($46,257), professional geological fees and program management ($102,162), recording and filing fees ($32,952) and support activities ($14,075). Acquisition costs are costs incurred to stake the Adam and Simpson properties and the legal agreements concerning the William's Gold and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Eagle, ER-Ogo-Fire, Thorn, Tide and William's Gold properties.



Year Ended January 31, 2002

Net loss for the year ended January 31, 2002 was $471,615 compared to a loss of $ 606,111 for the year ended January 31, 2001. The principal reasons for the increased expenses were the write-down of marketable securities ($17,000), increased legal costs associated with filing the 20-F registration statement and property acquisitions ($59,057). Revenue from interest was $13,955 for the year, compared to $23,788 in the previous year. Mineral property exploration costs were significantly decreased reflecting an increase in funding by joint-venture partners.

The Corporation spent $170,861 on its properties during the year ended January 31, 2002. These expenditures included costs of travel, camp and accommodation ($13,664), chemical analysis ($5,047), drafting ($9,431), helicopter and aircraft ($14,239), professional geological fees and program management ($104,267), recording and filing fees ($13,277) and support activities ($10,936.

Year Ended January 31, 2001

Net loss for the year ended January 31, 2001 under Canadian GAAP, with the restatement due to the change in accounting policy, was $606,111compared to a loss of $508,386 for the year ended January 31, 2000. The principal reasons for the increased loss were the write-down of marketable securities ($26,000), increased legal costs associated with property acquisitions ($13,130), increased travel and entertainment expenses ($10,304) and increased investor relations activities ($7,065). This was offset by lower mineral property expenditures for exploration in the year ended January 31, 2001.

The Corporation spent $313,226 on its properties during the year ended January 31, 2001. These expenditures included costs of travel, camp and accommodation ($21,286), chemical analysis ($15,822), helicopter and aircraft ($77,178), geophysical surveys ($44,560), professional geological fees and program management ($111,675) and support activities ($42,705).


LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2003, the Company had working capital, defined as current assets less current liabilities, of $1,041,619, compared to a working capital of $383,506 as at January 31, 2002. Two private placements and significant exercise of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by larger government grants for exploration undertaken in the Yukon. Overall general and administrative expenses were ten percent higher in 2002 compared to the previous fiscal year. The Company expects that current working capital will be sufficient for the 2003 and 2004 fiscal years. In the event that additional funds are required, the Company intends to finance through the issuance of additional Common Shares from treasury.

Two financings were completed in 2002, raising a total of $542,000. Share issue costs totaled $51,840. In April, the Company received $440,000 by issuing 1,100,000 units priced at $0.40. Each unit consisted of one share and one share purchase warrant exercisable at $0.45 until April 15, 2004. The second financing was a flow-through offering in July for proceeds of $102,000. The Company issued 170,000 units priced at $0.60 per unit, where each unit consisted of one flow-through share and one non-flow-through share purchase warrant exercisable at $0.75 expiring July 3, 2003. Proceeds of this flow-through financing were used in part for exploration of the Company's Adam property in northern British Columbia.

A total of 1,436,333 share purchase warrants were exercised in 2002 at prices of $0.40 and $0.45. The Company issued the same number of shares for gross proceeds of $591,333. Employee stock options were exercised resulting in the issuance of 25,000 shares for proceeds of $6,250. Subsequent to year end, an additional 1,075,000 share purchase warrants were exercised for the same number of shares at $0.40, for gross proceeds of $430,000.

As at January 31, 2002, the Corporation had working capital, defined as current assets less current liabilities, of $383,506 compared to a working capital of $464,083 as at January 31, 2001. Two private placements of common shares from treasury increased working capital, however exploration expenses for the field season consumed approximately one-half of the proceeds. General and administrative expenses were basically unchanged for the two fiscal years, but the lower value of the financing meant a total decrease in working capital.

The Corporation does not plan to issue debt instruments or undertake other forms of debt financing to secure mineral properties for exploration or to cover general and administrative expenses. The sale of shares from treasury is the only method of financing that the Corporation will undertake at this time. If an opportunity arises to acquire additional exploration properties, the Corporation may issue shares from treasury to cover exploration expenses and/or acquisition costs. The Corporation has no long term debt.

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity will be substantially determined by the success or failure of the Corporation's exploration programs or the future acquisition of projects.

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation's interests in such properties. The nature of the Corporation's interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled "Property, Plants and Equipment."

For those of the Corporation's properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska or the Province of British Columbia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

In the event that the Corporation does not fulfill its obligations under the terms of any of its option agreements, such agreement or agreements will terminate and title to the property will revert to the grantor of the original option.

Year Ended January 31, 2003

During the year ended January 31, 2003, the Corporation used $526,764 of its cash resources for operating activities, which included a net loss for the year of $497,063. Expenditures included net mineral property acquisition and exploration costs of $187,890, a decrease of $13,898 from the previous year. During the year ended January 31, 2003, the Corporation completed two financings raising a total of $542,000. Share issue costs totaled $51,840. In April 2002, the Corporation received $440,000 by issuing 1,100,000 units priced at $0.40. Each unit consisted of one share and one share purchase warrant exercisable at $0.40 until April 15, 2004. The second financing was a flow-through offering in July for proceeds of $102,000. The Corporation issued 150,000 units priced at $0.60 per unit, where each unit consisted of one flow-through share and one non-flow-through share purchase warrant exercisable at $0.75 expiring July 3, 2003. Proceeds of this flow-through financing were used for exploration of the Corporation's Adam property in northern British Columbia. A total of 1,436,333 share purchase warrants were exercised in 2002 at prices of $0.40 and $0.45. The Company issued the same number of shares for gross proceeds of $591,333. Employee stock options were exercised resulting in the issuance of 25,000 shares for proceeds of $6,250. As of January 31, 2003, consolidated cash amounted to $916,042, an increase of $541,474 from the beginning of the year.

Subsequent to year end, an additional 1,075,000 share purchase warrants were exercised for the same number of shares at $0.40, for gross proceeds of $430,000.

Year Ended January 31, 2002

During the year ended January 31, 2002, the Corporation used $371,081 of its cash resources for operating activities, which included a net loss for the year of $471,615. Expenditures included net mineral property acquisition and exploration costs of $173,992, a decrease of $180,629 from the previous year. During the year ended January 31, 2002, the Corporation completed two financings raising a total of $335,000. Share issue costs totaled $41,283. In May 2001, the Corporation received $275,000 by issuing 1,100,000 units priced at $0.25. Each unit consisted of one share and one share purchase warrant exercisable at $0.40 until May 1, 2003. The second financing was a flow-through offering in July for proceeds of $60,000. The Corporation issued 150,000 units priced at $0.40 per unit, where each unit consisted of one flow-through share and one non-flow-through share purchase warrant exercisable at $0.40 in the first year and $0.45 in the second year, expiring July 17, 2003. Proceeds of this flow-through financing were used for exploration of the Corporation's William's Gold and Tide properties in northern British Columbia. A total of 142,000 share purchase warrants were exercised in 2001 at prices of $0.35 and $0.40. The Corporation issued the same number of shares for gross proceeds of $51,800. As of January 31, 2002, consolidated cash amounted to $374,568, a decrease of $29,250 from the beginning of the year.




Year Ended January 31, 2001

During the year ended January 31, 2001, the Corporation used $492,083 of its cash resources for operating activities, which included a net loss for the year of $606,111. Expenditures included net mineral property acquisition and exploration costs of $354,621, a decrease of $56,097 from the previous year. In July 2000, the Corporation completed two financings raising a total of $540,100. Share issue costs totaled $45,906. The Corporation received $330,100 by issuing 1,100,333 units priced at $0.30. Each unit consisted of one share and one share purchase warrant exercisable at $0.35 in the first year and $0.40 in the second year, expiring July 14, 2002. The second financing was a flow-through offering for proceeds of $210,000. The Corporation issued 600,000 units priced at $0.35 per unit, where each unit consisted of one flow-through share and one non-flow-through share purchase warrant exercisable at $0.40 in the first year and $0.45 in the second year, expiring July 25, 2002. Proceeds of this flow-through financing were used for exploration of the Corporation's Thorn property in northern British Columbia. As of January 31, 2001, consolidated cash amounted to $403,818, an increase of $4,793 from the beginning of the year.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

   Not Applicable

TREND INFORMATION

   Not applicable.

OFF-BALANCE SHEET ARRANGEMENTS

   Not applicable.

CONTRACTUAL OBLIGATIONS

Contractual Obligations                 Payments due by period
                             Total   Less than     1-3     3-5      More than 5
                                      1 year      years   years       years
Long-Term Debt Obligations   Nil        Nil         Nil     Nil        Nil
Lease Obligations [1]       $49,200   $49,200       Nil     Nil        Nil
Mineral Property Interests
 - Option Payments [2]      182,500    12,500   170,000     Nil        Nil
Mineral Property Interests
 - Filing Fees[2]         1,098,414    40,282   203,074   595,146     259,912
Other Long-Term
Liabilities [3]              Nil        Nil         Nil     Nil        Nil
Total                     1,330,114   101,982   373,074   595,146     259,912

[1] Management agreement requires 6-month written notice or fees in lieu of notice. There are no other binding contractual obligations.

[2] Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority.

[3] Deferred Compensation listed in the liabilities section of the balance sheet refers to obligations under a stock option granted to a non-employee, as accounted for in accordance with SAS 123. This liability will be settled by the issuance of shares, if the stock option is exercised. If the option is not exercised, the liability will be removed from the balance sheet.


ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

David A. Caulfield, P. Geo., President and Chief Executive Officer

David A. Caulfield, age 44, holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is also the President of Attunga Holdings Inc., a private British Columbia corporation.

Henry J. Awmack, P.Eng., Chairman

Henry J. Awmack, age 44, holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc., a private British Columbia corporation.

Mark E. Baknes, P.Geo., Vice President, Exploration

Mark E. Baknes, age 42, holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. In January 2003, Mr. Baknes resigned as a director of the Corporation to become a full-time senior officer. Mr. Baknes had been a geologist with Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1993. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Bipin Ghelani, C.A., Director

Bipin Ghelani, age 53, has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

Dorothy G. Miller, Chief Financial Officer

Dorothy Miller, age 48, holds a Bachelor of Home Economics and is currently pursuing completion of CGA accounting designation. Ms. Miller has held an administrative position with Equity Engineering Ltd. since 1999. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of the Chairman, Henry J. Awmack.




Jack H.L. Miller, P.Eng., Director

Jack H.L. Miller, age 49, holds a B.A.Sc., M.A.Sc. in geological engineering and is a registered professional engineer. Mr. Miller is currently a self-employed consulting mining engineer, however, Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include assistant general manager and senior mine engineer, Viceroy Gold Corp. (1987-1994), Vice President, Projects and Mine Superintendent, Gibraltar Mines Ltd. (1994-1996), Vice President, Projects, Westmin Resources (1996-1997), Vice President, Operations, Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002).

P. Gary Paulson, Director

P. Gary Paulson, age 52, has been the President of Falcon Drilling Ltd. and Jempland Construction Ltd. since 1986.

Ian J. Talbot, Corporate Secretary

Ian J. Talbot, age 44, holds a B.Sc. in geology and an LL.B. (bachelors of laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. He is currently employed as in-house counsel with BHP Billiton Diamonds Inc. in Vancouver. Ian J. Talbot allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

Jason S. Weber, Manager of Corporate Communications

Jason S. Weber, age 32, holds a B.Sc. in geology and is a registered geoscientist in training. Mr. Weber has been employed with the Corporation since December of 1999. Prior to joining the Corporation, Mr. Weber was employed with Equity Engineering Ltd. as a project geologist (1995-1999). Previous geological experience includes Pacific Sentinel Gold Corp. (1994), and Archer Cathro and Associates (1993).

CERTAIN AFFILIATIONS

Some of the directors of the Corporation are also directors and officers of other corporations which are reporting companies under Canadian law. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such companies. All such conflicts must be disclosed by them in accordance with the Corporation Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The following directors and officers of the Corporation are also, or within the previous five years have been, directors, officers or promoters of the following corporations classified as "reporting companies" under Canadian law:








Name of
Director/Officer      Reporting Issuer          Position            Period
Jack H.L. Miller   Imperial Metals Corp.      Vice President     05/98 to 11/02
                                                Operations
                   Princeton Mining Corp.     Vice President      02/97 to 04/98
                                                Operations
                   Westmin Resources          Vice President      10/96 to 02/97
                                                Projects

Ian J. Talbot      Big Valley Resources Corp. Corporate Secretary 06/95 to 09/99
                   KRL Resources Corp.        Corporate Secretary 10/98 to 07/00
                   Consolidated Logan Mines   Corporate Secretary 02/98 to 07/00
                    Ltd.

David A. Caulfield, Mark E. Baknes and Jason Weber each devote 100% of their time to the affairs of the Corporation. Henry J. Awmack spends approximately 5-10% of his time on the affairs of the Corporation, while Bipin Ghelani, Jack H.L. Miller, and P. Gary Paulson each allot less than 5% of their time to the Corporation's business. Dorothy G. Miller devotes 52% of her time to administrative and financial functions within the Corporation. Ian J. Talbot allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of January 31, 2003, directors and members of its administrative, supervisory or management bodies (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

Name and       Annual Compensation                 Long Term Compensation
Principal                                 Other     Awards   Payouts
Position             Fiscal Salary Bonus Annual Common  Restricted  LTIP  All
                   Year End  $)    ($)    Comp  Shares  Shares or   Pay- other
                                          ($)    Under  Restricted  out  Comp.
                                               Options\ Share       ($)   ($)
                                                 SARs    Units
                                                granted  ($)
                                                  (#)
David A.           Jan. 2003    NIL  NIL  NIL  150,000    NIL    NIL $60,000[1]
Caulfield          Jan. 2002    NIL  NIL  NIL  150,000    NIL    NIL $60,000[1]
President, CEO[1]  Jan. 2001    NIL  NIL  NIL  143,750    NIL    NIL $60,000[1]

Henry J. Awmack,   Jan. 2003    NIL  NIL  NIL  150,000    NIL      NIL      NIL
Chairman           Jan. 2002    NIL  NIL  NIL  150,000    NIL      NIL      NIL
                   Jan. 2001    NIL  NIL  NIL  143,750    NIL      NIL      NIL

Mark E. Baknes,    Jan. 2003 $5,000  NIL  NIL  150,000    NIL      NIL      NIL
Vice President     Jan. 2002    NIL  NIL  NIL  150,000    NIL      NIL      NIL
                   Jan. 2001    NIL  NIL  NIL  143,750    NIL      NIL      NIL
Name and       Annual Compensation                 Long Term Compensation
Principal                                 Other     Awards   Payouts
Position             Fiscal Salary Bonus Annual Common  Restricted  LTIP  All
                   Year End  $)    ($)    Comp  Shares  Shares or   Pay- other
                                          ($)    Under  Restricted  out  Comp.
                                               Options\ Share       ($)   ($)
                                                 SARs    Units
                                                granted  ($)
                                                  (#)
Bipin Ghelani,     Jan. 2003    NIL  NIL  NIL   75,000    NIL      NIL      NIL
Director           Jan. 2002    N/A  N/A  N/A      N/A    N/A      N/A      N/A
                   Jan. 2001    N/A  N/A  N/A      N/A    N/A      N/A      N/A

Dorothy Miller,    Jan. 2003    NIL  NIL  NIL   25,000    NIL    NIL $16,830[2]
CFO[2]             Jan. 2002    NIL  NIL  NIL      NIL    NIL    NIL $16,500[2]
                   Jan. 2001    NIL  NIL  NIL      NIL    NIL    NIL $14,500[2]

Jack H.L. Miller,  Jan. 2003    NIL  NIL  NIL   75,000    NIL      NIL      NIL
Director           Jan. 2002    NIL  NIL  NIL   75,000    NIL      NIL      NIL
                   Jan. 2001    NIL  NIL  NIL   68,125    NIL      NIL      NIL

P. Gary Paulson,   Jan. 2003    NIL  NIL  NIL   75,000    NIL      NIL      NIL
Director           Jan. 2002    NIL  NIL  NIL   75,000    NIL      NIL      NIL
                   Jan. 2001    NIL  NIL  NIL   68,125    NIL      NIL      NIL

Ian J. Talbot,     Jan. 2003    NIL  NIL  NIL   20,000    NIL      NIL      NIL
Corporate          Jan. 2002    NIL  NIL  NIL      NIL    NIL      NIL      NIL
Secretary[3]       Jan. 2001    NIL  NIL  NIL      NIL    NIL      NIL      NIL

Jason S. Weber,    Jan. 2003 $42,300 NIL  NIL  100,000    NIL      NIL      NIL
Manager            Jan. 2002 $42,000 NIL  NIL  100,000    NIL      NIL      NIL
Corporate          Jan. 2001 $42,000 NIL  NIL   30,000    NIL      NIL      NIL
Communications

[1] Pursuant to the terms of a Management Agreement dated March 1, 1999 (renewed March 1, 2002), Equity Engineering Ltd. is paid the sum of $5,000 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management and Consulting Contracts".
[2] Pursuant to the terms of a Management Agreement dated March 1, 2002, Equity Engineering Ltd. is reimbursed for salary and benefits paid for the services of Dorothy Miller. Refer to "Management and Consulting Contracts".
[3] Ian Talbot was an associate lawyer with the law firm of Richards Buell Sutton until January 2002 and provided ongoing legal services to the Corporation. During the fiscal year ended January 31, 2001, the Corporation paid the firm of Richards Buell Sutton $27,835 for legal services and disbursements. During the fiscal year ended January 31, 2002, the Corporation paid the firm of Richards Buell Sutton $ 22,794 for legal services and disbursements.

As at January 31, 2003, the Corporation has granted rights to purchase or acquire an aggregate of 3,265,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the Common Shares on April 30, 2003 as traded on the TSX Venture Exchange was $0.68.

Outstanding Employee and Director Stock Options as at January 31, 2003

Name of Optionees  No. of Common   Date of    Exercise  Expiry     Market Value
                  Shares Subject    Grant       Price    Date        on Date
                   to Option (#)                   $                 of Grant
Henry Awmack        150,000     March 2, 2001   $0.25  March 2, 2006   $0.25
Mark Baknes         150,000     March 2, 2001   $0.25  March 2, 2006   $0.25
David Caulfield     150,000     March 2, 2001   $0.25  March 2, 2006   $0.25
Jack Miller          75,000     March 2, 2001   $0.25  March 2, 2006   $0.25
Gary Paulson         75,000     March 2, 2001   $0.25  March 2, 2006   $0.25
Jason Weber [1]     100,000     March 2, 2001   $0.25  March 2, 2006   $0.25
Ian Talbot           20,000     Feb. 22, 2002   $0.35  Feb. 22, 2007   $0.45
Michael Williams [2] 50,000     Jan. 9, 2003    $0.60  Jan. 9, 2005    $0.60
Bipin Ghelani        75,000     Jan. 15, 2003   $0.60  Jan. 15, 2008   $0.60
            Total   845,000

[1] Jason S. Weber is the Manager of Corporate Communications and is involved in investor relations activities for the Corporation.

[2]   Michael Williams provides investor relations services to the Corporation.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2001, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. ("Equity") to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of three years, and may be terminated by the Corporation on six months' notice. The agreement was renewed for a further three years on March 1, 2002. Equity is not at arm's length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation.

Equity Engineering Ltd. provides geological consulting services to Rimfire Minerals on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into.

During the fiscal year ended January 31, 2003, there were six such projects:
Adam, RDN, Thorn, Tide, and William's Gold properties in British Columbia and the Yukon Mining Incentives Program in the Yukon.

Equity was paid $50,388 of the total costs of $50,988 for the Adam project. The bulk of this amount was geological consulting fees and project management fees of $26,835, aircraft and helicopter charters of $7,901, and travel, camp and accommodation costs of $4,536. The remainder was chemical analysis ($2,454), printing and maps ($2,345), staking ($2,254), support costs ($1,449), drafting ($1,429), freight ($1,077) and other services ($108). The Corporation provided recording fees ($600).

Equity was paid $5,920 of the total costs of $5,960 for the RDN project. This amount was comprised of geological consulting fees and project management fees ($3,582), aircraft and helicopter charters ($1,440), and travel ($898). The Corporation paid for the remaining supporting activities.

The Thorn project represented a different type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, First Au Strategies for reimbursement. A Joint venture management fee of 7.5 % was charged on all costs paid by the Corporation. The Corporation's share of expenditures was $3,741 of which Equity was paid $1,988 for geological consulting fees and project management fees, $484 for drafting and $452 for support services. The Corporation provided recording fees of $217 and technical assistance costs of $600.

Equity was paid $1,812 of the total costs of $2,279 for the Tide project. This amount was comprised of maps and reproductions ($857), geological consulting fees and project management fees ($788) and support costs ($167). The Corporation paid for drafting ($175) and technical assistance ($292).

Equity was paid $4,118 of the total costs of $5,212 for the William's
Gold project. This amount was comprised of geological consulting fees and project management fees ($3,742), support costs ($190), and maps and reproductions ($186). The Corporation paid for filing fees ($700), technical assistance ($327) and the remaining supporting activities ($67).

Total cost for the four projects carried out under the Yukon Mining Incentives Program was $101,780 of which Equity was paid $91,918. The bulk of this amount was geological consulting fees and project management fees of $40,478, aircraft and helicopter charters of $30,260, and travel, camp and accommodation costs of $9,359. The remainder was chemical analysis ($3,848), printing and maps ($2,796), drafting ($2,059), communications ($1,171), support costs ($1,181), freight ($601) and other services ($165). Other firms or the Corporation provided helicopter charters ($6,656), technical assistance ($2,073), camp and accommodation ($625), recording fees ($337), and other services ($171).

During the fiscal year ended January 31, 2002, there were four such projects: William's Gold, Tide, RDN and Thorn properties in British Columbia. Equity was paid $53,614 of the total costs of $63,471 for the William's Gold project. The bulk of this amount was aircraft and helicopter charters of $6,078, chemical analysis costs of $3,103, drafting costs of $3,080, geological consulting fees and project management fees of $27,249, support costs of $4,618 and travel, camp and accommodation costs of $4,560. The remainder was freight ($1,396) and printing and maps ($3,530.) Other firms or the Corporation provided camp costs ($400), drafting ($1,024), helicopter charters ($4,391), recording fees ($3,269), travel costs ($515), and other services ($258).

Equity was paid $38,331 of the total costs of $39,094 for the Tide project. The bulk of this amount was aircraft and helicopter charters of $1,688, chemical analysis costs of $1,857, drafting costs of $3,195, geological consulting fees and project management fees of $24,346, support costs of $2,330 and travel, camp and accommodation costs of $3,318. The remainder was freight ($282) and printing and maps ($1,315.) Other firms or the Corporation provided drafting ($338), recording fees ($100), travel costs ($200), and other services ($125).

Equity was paid $16,220 of the total costs of $18,291 for the RDN project. The bulk of this amount was geological consulting fees and project management fees of $13,646, support costs of $1,351 and travel, camp and accommodation costs of $1,223. Other firms or the Corporation provided drafting ($833), legal fees ($984), and other services ($254).

Equity was paid $9,190 of the total costs of $12,850 for the Thorn Project. The bulk of this amount was aircraft and helicopter charters of $2,082, geological consulting fees and project management fees of $4,517 and printing costs of $1,377. The remainder was camp and accommodation ($457) and support costs ($757.) Other firms or the Corporation provided travel ($3,019), drafting ($220), and other services ($421).

There was a regional compilation project undertaken by Equity during 2001 that resulted in recommendations for acquisition of the William's Gold and Tide properties. The total amount spent on the compilation was $19,763. This consisted of geological consulting fees and project management fees of $15,320, support costs of $688, drafting costs of $2,194, and printing costs of $1,561.

During the fiscal year ended January 31, 2001, there were three such projects: Thorn, RDN and Armour properties in British Columbia. Equity was paid $267,232 of the total costs of $283,906 for the Thorn Project. The bulk of this amount was aircraft and helicopter charters of $70,828, geological consulting fees of $66,007 and geophysical consulting of $44,560. The remainder was project management fees ($25,924), materials and printing ($16,506), chemical analyses ($14,520), camp and accommodation ($12,296), travel ($3,688), drafting ($3,575), freight ($2,683), communications ($2,680), filing fees ($1,361), support costs ($1,406), and rentals ($1,198). Other firms or the Corporation provided claim registration fees ($10,218), legal fees ($2,533), helicopter charters ($3,380) and other services ($543).

Equity was paid $4,914 of the total costs of $11,979 for the RDN project. The bulk of this was geological consulting fees of $2,022 and printing of $1,499. The remainder was drafting ($515), support costs ($431), project management fees ($375), and other services ($72). Equity was paid $2,797 of the total costs of $3,680 for the Armour project. The bulk of this was geological consulting fees of $2,032 and drafting of $349. The remainder was project management fees ($149), materials and supplies ($235), and support services ($32).

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' and employees' stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation's financial year ending January 31, 2003.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2003 as follows:

                      Monthly      Yearly
David A. Caulfield   $5,000 [1]   $60,000
Henry J. Awmack        Nil         Nil
Mark E. Baknes       $5,000       $60,000
Dorothy Miller       $1,950 [2]   $23,400

[1] Paid to Equity Engineering Ltd. pursuant to the terms of a March 1, 2002 management agreement.

[2] Paid to Equity Engineering Ltd. pursuant to the terms of a March 1, 2002 management agreement for 52% of full-time equivalent.

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

BOARD PRACTICES

The directors of the Corporation are elected by the Corporation shareholders at the Corporation's Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation.

All corporate matters outside of the ordinary course of business must be approved by the Corporation's board of directors. The Corporation's audit committee consists of three directors who review the Corporation's financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, Jack H.L. Miller and P. Gary Paulson. The Corporation does not have a formal compensation committee, however independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval.

EMPLOYEES

The Corporation has two employees, Mark Baknes, Vice President, Exploration and Jason Weber, Manager, Corporate Communication. All other personnel are retained under contract with Equity Engineering Ltd. See Management and Consulting Contracts above.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2003.

Name,                          Number of Common Shares of the     Percentage
Municipality of Residence     Corporation beneficially owned      of Issued
and Position with              or directly/indirectly            Share Capital
Corporation                        controlled (1)

David A. Caulfield, P. Geo.    Common Shares: 639,501[1]             4.76%
Coquitlam, B.C.                Options: 150,000[2]
President, Chief Executive     Warrants: 69,000[3,4]
Officer, Director & Promoter

Henry J. Awmack, P.Eng.        Common Shares: 1,313,501[1]           9.78%
Vancouver, B.C.                Options: 150,000[2]
Chairman of the Board,         Warrants: Nil
Director &d Promoter

Mark E. Baknes, P.Geo.         Common Shares: 495,500[1]            3.69%
Vancouver, B.C.                Options: 150,000[2]
Vice-President, Exploration    Warrants: 32,500[3,4]

Bipin Ghelani, C.A.            Common Shares: 63,000[1]             0.47%
Richmond, BC.                  Options: 750,000[2]
Director                       Warrants: 8,000[3]

Dorothy Miller                 Common Shares: 16,000                0.12%
North Vancouver, B.C.          Options: Nil
Chief Financial Officer        Warrants: Nil

Jack H.L. Miller, P.Eng.       Common Shares: 226,000[1]            1.68%
North Vancouver, B.C.          Options: 75,000[2]
Director                       Warrants: 20,000[3]

P. Gary Paulson                Common Shares: 93,680[1]             0.70%
Prince George, B.C.            Options: 75,000[2]
Director                       Warrants: 10,000[3]

Ian J. Talbot                  Common Shares: 14,000[1]             0.10%
North Vancouver, B.C.          Options: 20,000[2]
Corporate Secretary            Warrants: Nil

Jason S. Weber                 Common Shares: 19,000[1]              0.14%
Port Coquitlam, BC             Options: 100,000[2]
Mgr., Corporate Communications Warrants: 12,500[4]
[1] Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2003, based upon information furnished by the respective shareholders.

[2] Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors, officer and employees of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3] Warrant to purchase shares at $0.75 prior to 4:00 p.m. on July 3, 2003. These warrants do not carry any voting rights.

[4] Warrant to purchase shares at $0.45 prior to 4:00 p.m. on July 17, 2003. These warrants do not carry any voting rights.

Of the shares beneficially held by David Caulfield, 120,001 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Henry Awmack, 80,001 shares are beneficially held by Running Dog Resources Inc, a private British Columbia corporation controlled by Henry Awmack.

Aggregate Option Exercises in Last Financial Year and Option Values

The following stock options were exercised by an employee, who would be deemed a Named Executive Officers, but for the fact that individual was not serving as such during the financial year ended January 31, 2003. Details of stock options held by the Named Executive Officers and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name          Securities     Aggregate     Unexercised          Value of
               Acquired        Value     Options at the        Unexercised
              on Exercise     Realized     end of the         In-the-Money
                 (#)            ($)        Fiscal Year        Options as of
                                       (#) Exercisable    January 31, 2003 [1]
Henry J. Awmack     Nil        Nil           150,000            $51,000
Mark E. Baknes      Nil        Nil           150,000            $51,000
David A. Caulfield  Nil        Nil           150,000            $51,000
Bipin Ghelani       Nil        Nil             Nil              $    -
Dorothy Miller    25,000     $10,000           Nil              $     -
Jack H.L. Miller    Nil        Nil            75,000            $25,500
P. Gary Paulson     Nil        Nil            75,000            $25,500


ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2003.





Name,                          Number of Common Shares of the     Percentage
Municipality of Residence     Corporation beneficially owned      of Issued
and Position with              or directly/indirectly            Share Capital
Corporation                        controlled (1)

The Canadian Depository        Common Shares: 10,456,576[1]         84.77%
for Securities Limited
Toronto, ON[2]

Henry J. Awmack, P.Eng.        Common Shares: 1,313,501[1]          10.65%
Vancouver, B.C.                Options: 150,000[3]
Chairman of the Board,
Director and Promoter

Prudent Bear Fund              Common Shares: 1,220,000[1]           9.89%
Dallas, TX                     Warrants: 1,000,000[4]

David A. Caulfield, P. Geo.    Common Shares: 639,501[1]             5.18%
Coquitlam, B.C.                Options: 150,000[3]
President, Chief Executive     Warrants: 44,000[5]
Officer, Director & Promoter   Warrants: 25,000[6]

[1] Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2003, based upon information furnished by the respective shareholders.

[2] Canadian Depository for Securities Limited ("CDS & Co.") is the registered holder, as nominee, of a total of 10,456,576 Common Shares of the Corporation, representing 84.77 % of the issued and outstanding shares. The Corporation is unaware of the beneficial owners of the shares held by CDS & Co.

[3] Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officers are set forth under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[4] Warrant to purchase shares at $0.45 prior to 4:00 p.m. on April 15, 2004. These warrants do not carry any voting rights.

[5] Warrant to purchase shares at $0.75 prior to 4:00 p.m. on July 3, 2003. These warrants do not carry any voting rights.

[6] Warrant to purchase shares at $0.45 prior to 4:00 p.m. on July 17, 2003. These warrants do not carry any voting rights.

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The Corporation has not paid any dividends since its incorporation and does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating conditions.
RELATED PARTY TRANSACTIONS

As at January 31, 2003, the Corporation was indebted to Equity Engineering Ltd. ("Equity") in the amount of $24,059 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation. During the year ending January 31, 2003, the Corporation also paid Equity $258,289 for geological consulting services and $123,622 for providing general corporate and administrative services to the Corporation.

The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services.

General corporate and administrative services provided by Equity during the financial year ended January 31, 2003 consisted of the following: $2,215 - investor services; $60,322 - management services; $7,415 - office; $34,642 - rent; and $19,028 - support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at standard commercial rates.

Ian Talbot, Corporate Secretary was an associate lawyer with the firm of Richards Buell Sutton and provided the Corporation with ongoing legal services. During the previous fiscal year ended January 31, 2002, the Corporation paid the firm of Richards Buell Sutton $ 22,794 for legal services and disbursements.

Except as disclosed above, during the previous three fiscal years, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

   Not Applicable

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2003 & 2002 Statements of Loss and Deficit, Statements of Mineral Property Expenditures and Statements of Cash Flows, all for the fiscal years ended January 31, 2003, 2002, and 2001
Notes to Consolidated Financial Statements
SIGNIFICANT CHANGES

There have been no significant changes in the financial status of the Corporation since the year ending January 31, 2003.


ITEM 9   THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

The common shares of the Corporation have been listed and posted for trading on the TSX Venture Exchange. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the period January 1, 2002 to April 30, 2003.

                             High        Low        Volume
January 1-31, 2002          $0.50       $0.40       293,000
February 1-28, 2002         $0.50       $0.45        92,000
March 1-31, 2002            $0.53       $0.45        79,100
April 1-30, 2002            $0.75       $0.45       441,700
May 1 - 31, 2002            $0.84       $0.60       320,100
June 1 - 30, 2002           $0.80       $0.65       328,427
July 1-31, 2002             $0.70       $0.38       144,350
August 1-31, 2002           $0.59       $0.36       150,800
September 1-30, 2002        $0.55       $0.35       173,983
October 1-31, 2002          $0.43       $0.35       187,950
November 1-30, 2002         $0.71       $0.35       414,650
December 1-31, 2002         $0.60       $0.40       313,950
January 1-31, 2003          $0.70       $0.55       386,946
February 1-28, 2003         $0.80       $0.55       255,800
March 1-31, 2003            $0.76       $0.58        90,300
April 1-30, 2003            $0.75       $0.51       268,900

Fiscal 2001                  High        Low        Volume
First Quarter               $0.37       $0.24       226,500
Second Quarter              $0.66       $0.35       687,833
Third Quarter               $0.53       $0.35       386,083
Fourth Quarter              $0.50       $0.35       475,500

Fiscal 2002                  High        Low        Volume
First Quarter               $0.75       $0.45       612,800
Second Quarter              $0.84       $0.38       792,877
Third Quarter               $0.59       $0.35       512,733
Fourth Quarter              $0.71       $0.35     1,115,546

Fiscal 2003                 High         Low        Volume
First Quarter               $0.80       $0.51       615,000

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the last four fiscal years, commencing with the initial public offering in June 1999.




Fiscal Year ending           High             Low         Volume
January 31, 2003            $0.84            $0.35      3,033,956
January 31, 2002            $0.66            $0.23      1,775,916
January 31, 2001            $0.51            $0.20        554,165
January 31, 2000            $0.55            $0.25      2,425,500

At January 31, 2003, 1,112,500 Common Shares were held by 12 registered holders in the United States, representing an aggregate of 9.02% of the Corporation's total issued and outstanding Common Shares. The Corporation is not listed for trading on any securities exchange in the United States, and there has been no market in the United States for the Common Shares.

At January 31, 2003, there were 12,334,621 of the Corporation's Common Shares outstanding.


ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's authorized capital consists of 100,000,000 common shares without par value, of which 12,334,621 are issued and outstanding as at January 31, 2003.

The Corporation's head office and its registered and records office is located at Suite 700 - 700 West Pender Street, Vancouver, British
Columbia, Canada V6C 1G8.

Pursuant to the requirements of the British Columbia Company Act, a director of the Corporation must declare any interest in and abstain from voting on any board of directors' resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors. The TSX Venture Exchange also places a $5,000 limit on the aggregate amount of monthly compensation a company's officer or director may receive.

Pursuant to the British Columbia Company Act and the Corporation's Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation shareholders.

Pursuant to the requirements of the British Columbia Company Act, a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the British Columbia Company Act or the Corporation's Articles of Incorporation that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of a liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares.

MATERIAL CONTRACTS

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. ("Equity") to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement is for a term of three years, and may be terminated by the Corporation on six months' notice. The agreement was renewed for a further three years on March 1, 2002. Equity is not at arm's length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation.

EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See this Item 10, Taxation subheading, below.

The Investment Canada Act (the "Act"), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000.00 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000.00. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act require the investor to file a notification.

The provisions of the Act are complex, and the above is a limited summary of the main provision of the Act. Any non-Canadian citizen contemplating an investment to acquire control of the Corporation is encouraged to consult professional advisors as to whether and how the Act might apply.

For the purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A "Canadian business" is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

..   all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

..   all indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

..   all indirect acquisitions of control of Canadian businesses with assets of $5 million or more, if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control.

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded business are reviewable at the $5 million and $50 million thresholds.

A non-Canadian will not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. The factors to be taken into account include:

1. the effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilization of particular components and services produced in Canada, and on exports from Canada;

2. the degree and significance of participation by Canadians in the Canadian business;

3. the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

4. the effect of the investment on competition within an industry or industries in Canada and will such industry or industries be significantly affected by the investment; and

5. the compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation of the legislature or government of any Province.

If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian will not implement the investment or, if the investment has been implemented, will divest itself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments: (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.

TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advise from a shareholder's own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident, (b) the person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length own or are considered to own not less than 25% of the issued shares of any class of the Corporation.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 -Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Corporation who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Corporation

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Corporation. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the
Corporation:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Corporation to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or
(ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it is presently a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation's qualifies as a PFIC on his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Corporation is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between
Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Corporation no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and
(ii) certain "excess distributions", as specially defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.
If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Corporation is a PFIC and the U.S. Holder holds shares of the Corporation) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Corporation are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Corporation.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

DOCUMENTS ON DISPLAY

All material contracts may be inspected at the Corporation's offices, 700 - 700 West Pender Street, Vancouver, British Columbia, during normal business hours.

SUBSIDIARY INFORMATION

The Corporation has one (1) wholly-owned United States subsidiary, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests. Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all of the issued and outstanding company shares.


ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   Not Applicable


ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable

                          PART II


ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   None


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

   Not applicable.



ITEM 15   CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation's Corporate Governance guidelines which were adopted by the board of directors on November 20, 2002.

The disclosure controls and procedures were evaluated on April 30, 2003 at which time they were found to be effective in ensuring proper and complete disclosure of material information. No changes have been made to the disclosure controls and procedures since the date of the evaluation.

The Corporation has had a system of internal financial controls operating since inception. Significant changes to authorization for payment of invoices and distribution of financial information to members of the board of directors were initiated at the beginning of the fiscal year that ended January 31, 2003. The auditor reported to the audit committee meeting on May 5, 2003 that the internal controls appear to be functioning as they should and that no additional changes should be made at this time.


ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation's Board of Directors has determined that Bipin Ghelani fulfills the role of Financial Expert on the Corporation's audit committee. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.


ITEM 16B   CODE OF ETHICS

The Corporation has adopted separate codes of ethics that apply to the Chief Executive Officer, Chief Financial Officer and members of the Board of Directors. These replace an interim policy adopted in November 2002 that was less specific in application. All employees are expected to abide by the principle that standards of personal behavior should at all times reflect credit on the Corporation and the mining/exploration industry in general. No amendments or waivers to these policies have been made since their adoption.

The Corporation will provide copies of these codes of ethics to any person, upon written request to the secretary of the Company at its address at
700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES
                        Fiscal Year ending       Fiscal Year ending
                        January 31, 2003         January 31, 2002
Audit Fees                   14,000                   12,000
Audit-related fee [1]         7,300                    7,200
Tax services - Canadian       1,500                    1,300
Tax services - US             1,200                     Nil
All other fees                  Nil                     Nil
Total fees billed            24,000                   20,500

 [1] SEC Assistance -Amendment of filings and responses to comments

The Corporation's auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all audit services. Tax services are provided as part of the annual audit process.


                                  PART III


ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2003 & 2002 Statements of Loss and Deficit, Statements of Mineral Property Expenditures and Statements of Cash Flows, all for the fiscal years ended January 31, 2003, 2002, and 2001
Notes to Consolidated Financial Statements


ITEM 18  FINANCIAL STATEMENTS

See Item 17


ITEM 19   EXHIBITS

Exhibit                 Description                                      Page
Number
1.1      Certificate of Incorporation dated May 7, 1991                    *
1.2      Certificates of Name Change dated November 4, 1997                *
1.3      Articles (Bylaws) of the Corporation                              *
1.4      Amendments to Articles of the Corporation, dated November 8,      *
         1991
1.5      Amendments to Articles of the Corporation dated December 30,      *
         1991
1.6      Amendments to Articles of the Corporation dated June 1, 1997      *
1.7      Amendments to Articles of the Corporation dated October 27,       *
         1997
4.1      Option Agreements between the Corporation and Henry Awmack        *
         dated February 15, 1999
4.2      Option Agreements between the Corporation and Mark Baknes dated   *
         February 15, 1999

Exhibit                 Description                                      Page
Number
4.3      Option Agreements between the Corporation and David Caulfield     *
         dated February 15, 1999
4.4      Option Agreements between the Corporation and Jack Miller dated   *
         February 15, 1999
4.5      Option Agreements between the Corporation and Gary Paulson        *
         dated February 15, 1999
4.6      Option Agreement between the Corporation and Jason Weber dated    *
         February 5, 2000
4.7      Escrow Agreement between the Corporation and Henry Awmack, Mark   *
         E. Baknes, and David A. Caulfield dated January 15, 1999
4.8      Joint Venture/Option Agreement between Western Keltic Mines,      *
         Ltd., Barrick Gold Corporation and Rimfire Minerals Corporation dated May 21, 1999
4.9      Exploration and Option Agreement between Western Keltic Mines     *
         Alaska, Inc. and Barrick Gold Corporation dated August 25, 1999
4.10     Property Agreement between Rimfire Minerals Corporation and       *
         Kohima Pacific Gold Corporation dated March 1, 2000
4.11     Property Agreement between Rimfire Minerals Corporation and       *
         Rockie Saliken/Neil DeBock dated July 31, 1997
4.12     Option Agreement between Boliden (Westmin) and Rimfire            *
         Minerals Corporation dated July 1, 1998 and amended October 11,
         2000
4.13      Letter of Agreement between Equity Engineering Ltd. and         **
          Rimfire Minerals Corporation dated April 30, 2000
4.14      Letter of Agreement between Western Keltic Mines Inc. and       **
          Rimfire Minerals Corporation dated June 24, 1998
4.15      Management Agreement between Equity Engineering Ltd. and        **
          Rimfire Minerals Corporation dated March 1, 1999
4.16      Property Option Agreement between Rimfire Minerals             ***
          Lorne Warren Corporation, and John Mirko dated May 17, 2001
4.17      Option Agreement between Rimfire Minerals Corporation and     ****
          First Au Strategies Corporation dated March 1, 2002
4.18 Exploration, Development and Mine Operating Agreement between **** Anglogold (USA) Exploration Inc. and Rimfire Alaska, Ltd.
          Eagle Project, Goodpaster Mining District
4.19 Exploration, Development and Mine Operating Agreement between **** Anglogold (USA) Exploration Inc. and Rimfire Alaska, Ltd. ER-Ogo-Fire Project, Goodpaster Mining District
4.20 Option and Joint Venture Agreement between Homestake Canada ***** Inc. and Rimfire Minerals Corporation dated April 23, 2002
4.21      Agreement of Purchase and Sale between Lorne Warren, John       96
          Mirko and Rimfire Minerals Corporation dated June 25, 2002
4.22 Property Option Agreement between Rimfire Minerals Corporation 102 and Plutonic Capital Corporation dated October 28, 2002
4.23 Property Option Agreement between Rimfire Minerals Corporation 133 and Stikine Gold Corporation dated December 18, 2002
4.24      Option Agreement amendment between Rimfire Minerals            159
          Corporation and Stikine Gold Corporation dated March 26, 2003
4.25      Addendum to Mining Joint Venture Agreement between Homestake   160
          Canada Inc. and Rimfire Minerals Corporation dated May 23, 2002
8.1       List of Subsidiary Companies of Rimfire Minerals Corporation    **
11.1      Corporate Governance Policy adopted November 20, 2002          164
11.2      Code of Ethics - Board of Directors dated January 31, 2003     167
11.3      Code of Ethics - Chief Executive Officer dated January 31,     168
          2003
Exhibit                 Description                                      Page
Number
11.4      Code of Ethics - Chief Financial Officer dated February 28,    170
          2003

* Incorporated herein by reference to the exhibits as filed in connection with the Registrant's Form 20-F Registration Statement filed February 13, 2001.

** Incorporated herein by reference to the exhibits as filed in connection with the Registrant's Annual Report on Form 20-F filed July 31, 2001.

*** Incorporated herein by reference to the exhibits as filed in connection with the Registrant's Form 20-F dated November 15, 2001.

**** Incorporated herein by reference to the exhibits as filed in connection with the Registrant's Form 20-F dated March 21, 2002.

***** Incorporated herein by reference to the exhibits as filed in connection with the Registrant's Form 20-F dated June 28, 2002.





SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


RIMFIRE MINERALS CORPORATION



By:       "David A. Caulfield"
David A. Caulfield
   President & Director


Date: June 20, 2003
















CERTIFICATIONS

I, David A. Caulfield, certify that:
1. I have reviewed this annual report on Form 20-F of Rimfire Minerals Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

"DAVID A. CAULFIELD"
David A. Caulfield
President & Chief Executive Officer




CERTIFICATIONS

I, Dorothy G. Miller, certify that:
1. I have reviewed this annual report on Form 20-F of Rimfire Minerals Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

"DOROTHY G. MILLER"
Dorothy G. Miller
Chief Financial Officer












RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements
Years Ended January 31, 2003
and Auditors' Report












































Hay & Watson  CHARTERED ACCOUNTANTS
1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9
Tel: (604) 732-1466  Fax:(604) 732-3133


AUDITORS' REPORT

To the Shareholders of
Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2003 and 2002 and the consolidated statements of loss and deficit, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2003 (all expressed in Canadian dollars). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at January 31, 2003 and 2002 and the results of its operations and of cash flows for each of the years in the three year period ended January 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act, British Columbia we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and total assets and shareholders' equity at the end of each year in these consolidated financial statements is summarized in Note 9 to the consolidated financial statements.

HAY & WATSON
Chartered Accountants
Vancouver, B.C.

March 21, 2003








RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Years Ended January 31
(Expressed in Canadian Dollars)
                                                   2003      2002       2001
                                                                    (Restated)
Mineral Property Interests
 Revenue
   Option Proceeds                         $ 139,580   $  45,016     $  12,000
 Expenses
   Acquisition costs                         149,303      66,843        70,560
   Exploration expenditures                  223,972     170,861       313,226
   Exploration tax credits                   (57,655)    (13,335)      (51,368)
                                             315,620     224,369       332,418

Other
 Revenue
   Interest                                      8,576      13,955      23,788
   Project management fees                      18,644         --           --
   Other                                           450         --           --
                                                27,670      13,955      23,788
 Expenses
   Accounting and legal                         42,744      59,057      39,669
   Depreciation                                  5,628       5,457       6,929
   Investor services                            52,991      33,311      37,827
   Management services                          57,354      54,567      64,313
   Non employee option compensation              2,560         --           --
   Office                                       35,073      22,633      15,421
   Rent                                         34,642      35,834      31,641
   Salaries and support services                67,984      61,860      66,971
   Telephone and fax                             3,135       2,350       1,603
   Travel and entertainment                     22,482      14,148      19,107
                                               324,593     289,217     283,481

Loss Before Write Down                         472,963     454,615     580,111

Write Down of Marketable Securities             24,100      17,000      26,000
Net Loss                                       497,063     471,615     606,111

Deficit, Beginning of Year
   Previously reported                       2,347,169     615,896     314,477
   Mineral property costs previously
         capitalized                               --    1,259,658     954,966
   Restated                                  2,347,169   1,875,554   1,269,443

Deficit, End of Year                       $ 2,844,232 $ 2,347,169 $ 1,875,554

Loss Per Share                                $   0.04    $   0.05    $   0.08








RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)



                                                      2003           2002
ASSETS
Current
   Cash                                         $   916,042    $   374,568
   Marketable securities                             40,900         33,000
   Accounts receivable                              121,055         29,193
   Prepaid expenses                                  10,285            --
                                                  1,088,282        436,761

Office and Computer Equipment, less accumulated
   depreciation of $ 21,971 (2002 - $16,343)         18,075         17,298
Project Deposits (Note 4)                            13,100            --
Deferred Compensation Expense (Note 5)               10,240            --
Mineral Property Interests (Note6)                      --             --

                                              $   1,129,697    $   454,059

LIABILITIES
Current
   Accounts payable and accruals                 $   22,604     $   32,980
   Payable to related party (Note 8)                 24,059         20,275
                                                     46,663         53,255

Deferred Compensation                                10,240            --

                                                     56,903         53,255

SHAREHOLDERS' EQUITY
Share Capital (Note 7)                            3,914,466      2,747,973
Non Employee Option Compensation (Note 5)             2,560            --
Deficit                                          (2,844,232)    (2,347,169)
                                                  1,072,794        400,804

                                              $   1,129,697    $   454,059


APPROVED BY THE BOARD

"David A. Caulfield"   Director

"Henry J. Awmack"   Director








RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

                                            2003         2002          2001
                                                                    (Restated)
Cash Flows Used for Operating Activities
      Other
 Cash paid to suppliers and employees  $ (407,062)   $ (268,481)   $ (235,060)
 Repayment of advances from related party   3,784         6,069        (2,653)
 Revenue received                          12,158        13,955        23,788
      Mineral property interest costs
 Acquisition costs                        (70,553)      (24,076)      (41,395)
 Exploration costs                       (224,917)     (169,916)     (313,226)
 Exploration tax credits                   52,246        51,368        76,463
 Mineral property interest
  option proceeds                         107,580        20,000             --
                                         (526,764)     (371,081)     (492,083)

Cash Flows Used for Investing Activities
 Project deposits                         (13,100)          --          5,000
 Purchase of office and computer equipment (6,405)       (3,686)       (2,318)
                                          (19,505)       (3,686)        2,682

Cash Flows From Financing Activities
 Common shares issued for cash          1,139,583       386,800       540,100
 Share issue costs                        (51,840)      (41,283)      (45,906)
                                        1,087,743       345,517       494,194

Increase (Decrease) in Cash               541,474       (29,250)        4,793
Cash, Beginning of Year                   374,568       403,818       399,025

Cash, End of Year                     $   916,042   $   374,568   $   403,818

Supplemental Information on Non-Cash Transactions
 Mineral property interest acquisition  $ (78,750)    $ (43,750)    $ (29,165)
 Shares issued for acquisition of
   mineral property interests              78,750        43,750        29,165
 Marketable securities received           (32,000)      (26,000)      (12,000)
 Mineral property interest option proceeds 32,000        26,000        12,000
 Write down of marketable securities       24,100        17,000        26,000
 Reduction in carrying value of marketable
   securities                             (24,100)      (17,000)      (26,000)












RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

                       Adam         Fer           RDN       Simpson      Thorn

Acquisition Costs    $   -       $ 3,717      $  25,000    $   -        $  -
Exploration Expend.      -        13,844        395,609        -           -
Exploration Tax Credits   -           -        (121,086)       -           -
Option Proceeds           -           -             -          -           -
Net expenditures, year
ended January 31, 2000    -       17,561        299,523        -           -

Acquisition Costs         -           -          18,283        -        50,033
Exploration Expend.       -        1,394          5,962        -       281,373
Exploration Tax Credits   -           -          (1,081)       -       (49,598)
Option Proceeds           -           -             -          -            -
Net expenditures, year
ended January 31, 2001    -        1,394        23,164         -       281,808

Acquisition Costs         -           -             -          -        36,250
Exploration Expend.       -           -         18,291         -        12,850
Exploration Tax Credits   -           -         (3,434)        -        (2,350)
Option Proceeds           -           -        (19,016)        -            -
Net expenditures, year
ended January 31, 2002    -           -         (4,159)        -        46,750

Acquisition Costs       2,254         -          3,494       7,934      37,111
Exploration Expend.    50,988      4,801         5,960      34,977       3,741
Exploration Tax Credits  (749)        -         (1,159)    (15,000)       (669)
Option Proceeds           -           -        (50,000)        -       (47,000)
Net expenditures, year
ended January 31, 2003 52,493      4,801       (41,705)     27,911      (6,817)


Cumulative net expenditures,
 January 31, 1999         -       68,462       521,357         -           -

Cumulative net expenditures,
 January 31, 2003      52,493     92,218       798,180      27,911      321,741
Write-downs and
abandonment               -           -            -           -           -

Net mineral property costs,
 January 31, 2003    $ 52,493    $92,218    $  798,180    $ 27,911    $ 321,741










RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

                      Tide    William's Gold   Alaska       Other       Total
Acquisition Costs   $    -     $      -      $ 8,855      $     -     $ 37,572
Exploration Expend.      -            -       12,047        11,646     433,146
Exploration Tax Credits  -            -           -         (2,027)   (123,113)
Option Proceeds          -            -      (67,000)           -      (67,000)
Net expenditures, year
ended January 31, 2000   -            -      (46,098)        9,619     280,605

Acquisition Costs        -            -        2,244            -       70,560
Exploration Expend.      -            -        5,091        19,406     313,226
Exploration Tax Credits  -            -           -           (689)    (51,368)
Option Proceeds          -            -      (12,000)           -      (12,000)
Net expenditures, year
ended January 31, 2001   -            -       (4,665)       18,717     320,418

Acquisition Costs       459      30,134           -             -       66,843
Exploration Expend.  39,094      63,471       12,116        25,039     170,861
Exploration Tax
Credits              (7,551)        -             -             -      (13,335)
Option Proceeds          -          -        (26,000)           -      (45,016)
Net expenditures, year ended
January 31, 2002     32,002      93,605      (13,884)       25,039     179,353

Acquisition Costs     3,835      89,473        2,192         3,010     149,303
Exploration Expend.   2,279       5,212       28,520        87,496     223,973
Exploration Tax Credits(285)       (884)          -        (38,910)    (57,655)
Option Proceeds      (2,000)    (10,000)     (30,580)           -     (139,580)
Net expenditures, year ended
January 31, 2003      3,829      83,801          132        51,596     176,041


Cumulative net expenditures,
 January 31, 1999        -          -         83,021        40,768     713,608
Cumulative net expenditures,
 January 31, 2003    35,831     177,406       18,506       145,739   1,670,025
Write-downs and
 abandonment             -          -         (6,290)     (145,739)   (152,029)
Net mineral property costs,
 January 31, 2003  $ 35,831   $ 177,406     $ 12,216     $      -   $1,517,995












RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements, and which include the following significant policies:

   Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

   Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

      Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

   Computer software   100%
   Computer equipment   30%
   Office equipment and furniture   20%

   Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 6.





RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

   Mineral Property Interests (continued)

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-Based Compensation

No compensation expense is recognized when shares or options to purchase shares are issued to employees or directors. Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received. The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

   Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.       RESTATEMENT

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings. The Company restated its previously reported financial statements as follows:

     Mineral property interests decreased by   $(1,259,658)
     Deficit increased by   1,259,658
     Net loss increased by   304,692
     Loss per share increased by                    0.04

3.   MARKETABLE SECURITIES
                                                    2003           2002
Blackstone Ventures Inc. - 20,000 shares        $  6,000     $    6,000
First Au Strategies Corp. - 100,000 shares        32,000             --
Hyder Gold Inc. - 150,000 shares                  18,000         18,000
Western Keltic Mines Inc. - 200,000 shares        52,000         52,000
                                                 108,000         76,000
Less write-down to estimated market value        (67,100)       (43,000)

                                                $ 40,900     $   33,000

4.   PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as a site restoration deposits. During the year a reclamation bond in the amount of $3,500 was deposited for the Tide property for a planned exploration program and a reclamation bond in the amount of $9,600 was deposited for the Thorn property for a drilling program. The Tide program was cancelled and an application has been made for the return of the deposit.
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

5.   DEFERRED COMPENSATION EXPENSE

The Company granted an officer who is not an employee an option, expiring on February 22, 2007, to purchase 20,000 shares at $0.35 per share. The fair value of this option was calculated using the Black-Scholes option pricing model, with the following assumptions, for the purpose of determining the compensation expense which will be recognized on a straight line basis over the term of the option:
       Volatility   213 %
       Risk-free interest rate    3.38 %
       Expected life   5 years

6.   MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended
January 31 were:
                                                    2003             2002

   Acquisition Costs                         $   149,303        $  66,843

   Exploration Costs
     Aircraft and helicopter                      46,257           14,239
     Camp                                          6,714            4,166
     Chemical analysis                             6,385            5,103
     Communications                                2,486            2,128
     Drafting                                      4,285           11,997
     Equipment rental                                135               70
     Freight                                       1,725            1,722
     Geological and engineering                   82,984           77,298
     Maps and reproduction                         6,034            8,193
     Materials                                     1,308              559
     Project management                           19,178           14,868
     Recording and filing                         32,952           13,277
     Support services                              3,831            7,741
     Travel                                        5,274            5,458
     Vehicle rentals                               4,425            4,042

                                                 223,973          170,861
     Exploration tax credits/grants              (57,655)         (13,335)

                                                 166,318          157,526

   Option Proceeds                              (139,580)         (45,016)

Cumulative Net Expenditures, Beginning of Year 1,493,984        1,314,631

Cumulative Net Expenditures, End of Year     $ 1,670,025      $ 1,493,984

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

The company's mineral property interest commitments are:

   RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 6) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On April 23, 2002, the company signed a Mining Joint Venture Agreement with Homestake Canada Inc. ("Homestake"), which provided that Homestake can earn a 75% interest in the property on completion of the following:

Incur exploration expenditures of
 .  not less than $300,000 during 2002
 . not less than an aggregate of $1,500,000 on or before December 31, 2005

Cash payments of:
 .  $25,000 upon execution of the agreement (received)
 .  $25,000 on or before December 31, 2002 (received)
 . $25,000 on or before December 31, 2003 and of each year thereafter until Homestake has earned the 75% interest

After Homestake has earned the 75% interest, but prior to a positive decision to mine, it will continue to incur exploration expenditures of at least $500,000 per year or make payments to the Company of $50,000 per year. The Company will not be obligated to contribute to exploration expenditures prior to a positive decision to mine.

   FER Claims, Yukon

Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2000, the company can earn up to an 85% interest in the FER claims. The company has earned a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:

 . Incurring cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest
 . Incurring cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest
 . Incurring cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest
 . Paying Boliden $50,000 in cash or the equivalent value in common shares of the company on earning the 85% interest
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

   FER Claims, Yukon (continued)

After the company earns the 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

   Thorn Property, British Columbia

On March 1, 2000 the company entered into an agreement with Kohima Pacific Gold Corp. ("Kohima") to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:
 .  $15,000 upon signing (paid)
 .  $15,000 on December 1, 2000 (paid)
 .  $10,000 on March 1, 2001 (paid)
 .  $15,000 on March 1, 2002 (paid)
 .  $25,000 on March 1, 2003(paid)
 .  $50,000 on March 1, 2004
 .  $100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:
 .  50,000 common shares upon signing (issued)
 .  50,000 common shares on March 1, 2001 (issued)
 .  25,000 common shares on September 1, 2001 (issued)
 .  25,000 common shares on March 1, 2002 (issued)
 .  25,000 common shares on September 1, 2002 (issued)
 .  25,000 common shares on March 1, 2003(issued)

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of Kohima's underlying net smelter return for $3,000,000.

On March 1, 2002, the company granted First Au Strategies Corporation ("First Au") an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least
 .  $300,000 on or before March 1, 2003 (completed)
 .  an aggregate of $700,000 on or before March 1, 2004
 .  an additional $500,000 on or before March 1, 2005



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

   Thorn Property, British Columbia (continued)

Cash payments of:
 .  $15,000 on regulatory approval of the agreement (received)
 .  $25,000 on or before March 1, 2003 (received)
 .  $50,000 on or before March 1, 2004
 .  $100,000 on or before March 1, 2005

Issuing to the Company
 .  100,000 common shares on regulatory approval (received)
 . 50,000 common shares on or before March 1, 2003 (received) . 50,000 common shares of First Au on or before March 1, 2004 . 50,000 common shares of First Au on or before March 1, 2005

The Company and First Au will enter into a formal joint venture agreement for further development of the property after First Au has earned the 51% interest.

   William's Gold Property, British Columbia

This property was formerly known as the "Bill Property". On May 17, 2001 the company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William's Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:
 .  $10,000 upon signing (paid)
 .  $15,000 on May 1, 2002 (paid)
 .  $12,500 on May 1, 2003
 .  $20,000 on May 1, 2004

Share issues of:
 .  25,000 common shares upon signing (issued)
 .  25,000 common shares on December 31, 2001 (issued)
 .  25,000 common shares on December 31, 2002 (issued)
 .  25,000 common shares on December 31, 2003
 .  25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the company granted Stikine Gold Corporation ("Stikine") an option to earn a 70% interest in the property on completion of the following:



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

   William's Gold Property, British Columbia (continued)

Incur expenditures of at least:
 .  $125,000 on or before December 31, 2002 (completed)
 .  an additional $300,000 on or before December 31, 2003
 .  an additional $350,000 on or before December 31, 2004
 .  an additional $725,000 on or before December 31, 2005

Issue to the company:
 .  100,000 common shares on or before June 15, 2003
 .  50,000 common shares on or before June 15, 2004
 . $50,000 or the equivalent in common shares on or before June 15, 2005 . $50,000 or the equivalent in common shares on or before June 15, 2006

Cash payments of:
 .  $10,000 upon signing of the agreement (received)
 .  $25,000 on or before May 1, 2003
 .  $40,000 on or before May 1, 2004

Once Stikine earns a 70% interest in the property, it will spend $500,000 annually on exploration or engineering expenditures on the property or make a cash payment of $50,000 (or issue an equivalent number of shares) to the Company.

   Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, the company granted Plutonic Capital Corp. ("Plutonic") an option to earn a 51% interest in the property on completion of the following:

Cash payments of:
 .  $2,000 upon signing of the agreement (received)
 .  $13,000 upon regulatory approval
 .  $15,000 on or before July 24, 2003
 .  $25,000 on or before July 24, 2004
 .  $35,000 on or before July 24, 2005
 .  $40,000 on or before July 24, 2006

Issue to the company or pay, at the election of Plutonic,:
 . 50,000 common shares or $20,000 on or before July 24, 2003 . 50,000 common shares or $35,000 on or before July 24, 2004 . 50,000 common shares or $60,000 on or before July 24, 2005
.. 50,000 common shares or $85,000 on or before July 24, 2006 RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

   Tide Property, British Columbia (continued)

Incur expenditures of at least:
 .  $185,000 on or before July 24, 2003
 .  an additional $250,000 on or before July 24, 2004
 .  an additional $400,000 on or before July 24, 2005
 .  an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction.

   Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

   ER-Ogo-Fire claims, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with Anglogold (U.S.A) Exploration Inc. ("Anglogold") whereby Anglogold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of :
 . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
 .  an additional $50,000 USD by January 30, 2004
 .  an additional $75,000 USD by January 30, 2005, and
 . the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments of:
 .  $5,000 USD upon signing (received)
 .  $5,000 USD on January 30, 2003 (received)
 .  $15,000 USD on January 30, 2004
 .  $25,000 USD on January 30, 2005
 .  $50,000 USD on January 30, 2006

Anglogold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.




RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTY INTERESTS (continued)

   Eagle Claims, Alaska

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with Anglogold (U.S.A) Exploration Inc. ("Anglogold") whereby Anglogold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of :
 . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
 .  an additional $50,000 USD by January 30, 2004
 .  an additional $75,000 USD by January 30, 2005, and
 . the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments of:
 .  $5,000 USD upon signing (received)
 .  $5,000 USD on January 30, 2003 (received)
 .  $15,000 USD on January 30, 2004
 .  $25,000 USD on January 30, 2005
 .  $50,000 USD on January 30, 2006

Anglogold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

   California and Surf claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Inc., exercised an option to increase its interest from 50% to 70% by issuing 100,000 shares to the company and incurring exploration expenditures of $500,000 on or before December 31, 1999 and a further $500,000 on or before December 31, 2000.

The company also granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% which it has now relinquished.














RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

7.   SHARE CAPITAL

   Authorized
     100,000,000 common shares without par value
   Issued and fully paid
                                  Number of
                                    Shares              Amount

January 31, 1998                   1,310,002       $    146,593
  Issued for cash
   Common shares                   2,093,373            564,010
   Flow-through common shares        549,250            219,700
  Issued for mineral property         50,000             12,500

January 31, 1999                   4,002,625            942,803
  Issued for cash on initial
  public offering, net of share
  issue costs of $182,456          2,000,000            817,544
  Issued for services rendered
  on initial public offering         100,000             50,000
  Issued for mineral property         50,000             25,000

January 31, 2000                   6,152,625          1,835,347
  Issued for cash
   Common shares, net of share
   issue costs of $36,446         1,100,333             293,654
   Flow-through common shares, net
   of share issue costs of $9,460   600,000             200,540
  Issued for mineral property        83,330              29,165

January 31, 2001                  7,936,288           2,358,706
  Issued for cash
   Common shares, net of share
   issue costs of $40,764         1,242,000             286,036
   Flow-through common shares, net
   of share issue costs of $519     150,000              59,481
  Issued for mineral property       125,000              43,750

January 31, 2002                  9,453,288           2,747,973
  Issued for cash
   Common shares, net of share
   issue costs of $49,661        2,561,333              987,923
   Flow-through common shares, net
   of share issue costs of $1,869  170,000              100,131
  Issued for mineral property, net
  of share issue costs of $311     150,000               78,439

January 31, 2003                12,334,621          $ 3,914,466



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

7.   SHARE CAPITAL (continued)

The following options and warrants to purchase shares were outstanding as at January 31, 2003:

  Description                 Number        Issue Price         Expiry
                            of Shares        Per Share           Dates

Directors' options          600,000            $0.25          March 2, 2006
                             75,000            $0.60       January 15, 2008
Employee's options          100,000            $0.25          March 2, 2006
                             50,000            $0.60        January 9, 2005
Officer's options            20,000            $0.35      February 22, 2007
Share purchase warrants    1,075,000           $0.40            May 1, 2003
Share purchase warrants      170,000           $0.75           July 3, 2003
Share purchase warrants       75,000           $0.45          July 17, 2003
Share purchase warrants    1,100,000           $0.45         April 15, 2004

Subsequent to year end, the company received regulatory approval for an option to purchase 50,000 shares, exercisable at $0.60 per share and expiring on January 9, 2005, to an employee and an option to purchase 75,000 shares, exercisable at $0.60 per share and expiring on January 15, 2008, to a director.

8.   RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

9.   INCOME TAXES

The company has incurred losses for income tax purposes of $ 1,287,378 which can be carried forward to reduce taxable income in future years. If unused, these losses will expire as follows:

      2004   $            35
      2005             5,994
      2006            33,950
      2007           260,195
      2008           297,853
      2009           322,057
      2010           367,203

                 $ 1,287,378



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

   9.   INCOME TAXES (continued)

The company has other deductions of $1,011,269 which, subject to certain restrictions, can be used to reduce taxable incomes in future years.

The potential benefits of these losses and deductions have not been recognized in these consolidated financial statements.

10.   FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.


11. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:


(a)   Stock-based compensation

    The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

    Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(b)   Flow-through shares

    The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".
    This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under
    Canadian GAAP, this difference is recorded as a cost of issuing the shares.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Dollars)

11. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c)   Earnings per share

    The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(d)   Reconciliation

    The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

                                                      2003                2002

  (i) Shareholders' Equity
        Shareholders' equity under Canadian GAAP  $ 1,077,669        $ 400,804
        Deduct deferred income tax liability          (80,125)         (62,425)

        Shareholders' equity under U.S. GAAP      $   997,544        $ 338,379

  (ii) Loss Per Share                          2003          2002        2001
         Weighted average number of shares
           Under Canadian GAAP              11,370,912    8,998,023   7,137,329
           Escrow shares                       397,365      570,675     570,675
           Under U.S. GAAP                  11,768,277    8,427,348   6,566,654

         Loss Per Share under U.S. GAAP       $  0.04       $  0.06     $  0.09

12.   ENVIRONMENTAL

The company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.