Form 20-F
period 2004-01-31
RIMFIRE MINERALS CORP
filed 2004-07-26
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2004

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2004: 13,615,621

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

Item 17    X       Item 18 _______

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
anastomosing	a network of branching and rejoining fault surfaces or surface traces, braided
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
argillite	a compact rock derived from either mudstone
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
bismuthinite	a mineral composed of bismuth and sulphur (Bi2S3)
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite	a mixture of calcium, iron and magnesium carbonates and muscovite mica in altered rocks
chalcedony	a cryptocrystalline variety of quartz with lower density and indices of refraction than ordinary quartz
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral Cu3AsS4
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral
felsic	applied to an igneous rock having abundant light-coloured minerals (quartz, feldspars, muscovite)
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hornblende	The commonest mineral of the amphibole group, usually black, dark green or brown
hydrothermal	a term applied to heated water or fluid
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
minerals	a homogeneous naturally occurring chemical substance
net smelter return	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
Permian	the last period of the Paleozoic era from 286 to 245 million years ago
plagioclase	one of a group of triclinic feldspars
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
Precambrian	all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic	the more recent of the two great divisions of the Precambrian
pyrite	a mineral composed of iron and sulfur (FeS2)
pyroclastic	formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite	a mineral composed of iron and sulfur (FeS)
rhyolite	extrusive igneous rocks with high potassium and silica content
sericitization	a hydrothermal or metamorphic process involving the introduction of, replacement by, or alteration to sericitic muscovite
silicification	the introduction of or replacement by silica
tellurium	a silvery-white to brownish–black mineral, the native semi-metallic element Te
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
tetrahedrite	a steel-gray to iron-black isometric mineral which commonly occurs in characteristic tetrahedral crystals associated with copper ores
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated pyroclastic rocks
tungsten	a metallic element with the chemical symbol W
unit	the standard measurement of mineral claims in British Columbia, being 500 metres x 500 metres
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

FORWARD-LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. These forward looking statements are not guarantees of Rimfire’s future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from Rimfire’s expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to fully execute the Company’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of Rimfire’s properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   Not Applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

   Not Applicable.

ITEM 3   KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth;

(i)   the rates of exchange on the Corporation’s fiscal year end (January 31) for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;

(ii)   the average exchange rates in effect on the last day of each month during such periods; and

(iii)   the high and low exchange rate during such periods,

in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

January 31st Rate	2004	2003	2002	2001	2000
Rate at end of Period	$ 0.7738	$ 0.6542	$ 0.6283	$0.6669	$ 0.6888
Average Rate During Period	$ 0.7305	$ 0.6392	$ 0.6414	$0.6710	$ 0.6768
High Rate	$ 0.7738	$ 0.6619	$ 0.6697	$0.6936	$ 0.6969
Low Rate	$ 0.6530	$ 0.6207	$ 0.6330	$0.6410	$ 0.6542

	June 2004	May 2004	April 2004	March 2004	February 2004	January 2004
Rate at end of Month	$ 0.7459	$ 0.7317	$ 0.7293	$ 0.7634	$ 0.7460	$ 0.7738
Average Rate During Month	$ 0.7365	$ 0.7252	$ 0.7452	$ 0.7527	$ 0.7519	$ 0.7618
High Rate	$ 0.7459	$ 0.7364	$ 0.7637	$ 0.7645	$ 0.7629	$ 0.7738
Low Rate	$ 0.7261	$ 0.7158	$ 0.7293	$ 0.7418	$ 0.7439	$ 0.7460

On June 30, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.75 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years ended January 31, 2004.

	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)	Year Ended 2001 ($)	Year Ended 2000 ($)
Revenues	56,235	27,670	13,955	23,788	13,827
Exploration & Development Expenses	356,812	315,620	224,369	332,418	347,605
Depletion, Depreciation and Amortization	7,761	5,628	5,457	6,929	3,957
General and Administrative Expenses	847,462	334,833	534,497	276,552	237,651
Other Income (Option Proceeds)	191,792	139,580	45,016	12,000	67,000
Net Income (Loss)	(901,405)	(507,303)	(716,895)	(606,111)	(508,386)
Per Share	(0.07)	(0.04)	(0.08)	(0.08)	(0.10)
Working Capital	1,071,452	1,041,619	383,506	464,083	537,224
Resource Properties	NIL	NIL	NIL	NIL	NIL
Other Assets	44,163	31,175	17,298	19,069	28,679
Long-Term Liabilities	NIL	NIL	NIL	NIL	NIL
Shareholders’ Equity	1,115,615	1,072,794	400,804	483,152	565,903

Total assets	1,176,633	1,119,457	454,059	508,004	588,979

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. On January 31, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year. These recommendations established the following standards for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

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

Except as disclosed in Note 11 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)	Year Ended 2001 ($)	Year Ended 2000 ($)
Shareholders Equity	1,015,490	992,669	338,379	428,227	510,978
Loss Per Share	(0.07)	(0.05)	(0.09)	(0.09)	(0.11)

CAPITALIZATION AND INDEBTEDNESS

   Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not Applicable.

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

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer and Dorothy Miller, Chief Financial Officer, are provided to the Corporation pursuant to a December 1, 2003 management agreement with Equity Engineering Ltd. (See Item 6 "Directors, Senior Management and Employees").

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration and mine development. It is possible, that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under British Columbia corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to one of the two competing corporations. (See Item 6: Certain Affililiations)

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and all of the Corporation’s five directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Shareholder Dilution

The Corporation raises working capital funds primarily through the sale of its common shares from treasury. An investor’s proportional interest in the Corporation will decrease over time as additional common shares are issued.

Classification as a Passive Foreign Investment Company

The Corporation believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

General Exploration and Mining Risks

Stage of Development

The Corporation has no production revenue. It does not have an operating history upon which investors may rely. Moreover, the Corporation has no commercially viable properties at this time.

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2004 was $4,001,157.

Commercial development of any of the Corporation’s properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If the Corporation is unable to finance such development on its own, it will be required sell all or a portion of its interest in such property to one or more parties capable of financing such development.

Operating Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of the Corporation’s properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.

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

The Corporation cannot control the marketability of the minerals it discovers. Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond the Corporation’s control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

The trading price of mineral exploration and mining companies is largely influenced by international metal prices. As the Corporation raises funds through the sale of its common shares, a significant decrease in the price of precious and base metals will adversely affect the Corporation’s ability to fund its operations.

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, the Yukon Territory or the Province of British Columbia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

For those of the Corporation’s properties held under option agreement, if the Corporation does not fulfill its obligations under the terms of any such option agreement, such agreement will terminate and title to the property will revert to the grantor of the original option.

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

The Corporation’s Common Shares are presently considered “penny stock” under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

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

No Assurance of Titles

The Corporation’s mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects. Substance and continuity of title may also be affected by political instability and the vagaries of law as they exist and are applied in foreign jurisdictions. Surveys have not been carried out on all of the Corporation’s mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

General Operating Risks

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities. The Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. All properties are presently without any known body of commercial ore.

The Corporation’s RDN, Thorn, William’s Gold, Adam, Sutlahine, and Tide Properties are located in British Columbia, Canada. The RDN Property consists of 19 mineral claims comprising 285 units. The Thorn Property consists of 30 mineral claims comprising 574 units. The William’s Gold Property consists of 11 mineral claims comprising 178 units. The Adam Property consists of 3 mineral claims comprising 60 units. The Sutlahine Property consists of 34 mineral claims comprising 680 units The Tide Property consists of 5 mineral claims comprising 86 units. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $100 in each of the first 3 years and $200 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Optionee of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Fer and Simpson Properties are located in Yukon Territory, Canada. The Fer Property consists of 118 claims while the Simpson Property consists of 42 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation.

The Corporation’s Goodpaster Properties (Beverly, Bou, Boundary, Eagle, ER-Ogo-Fire, Scot and SE Surf) are located in the state of Alaska, United States. The properties consist of 812 state mining claims totaling 50,120 acres. The mineral claims are subject to a required assessment or cash in lieu of $2.50 (US) per acre per year. The annual claim rental fees of $25-$100 (US) per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of Rimfire Alaska with the Alaska Department of Natural Resources. There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon or Alaska mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.23 and $0.66 during 2001, between $0.35 and $0.84 during 2002, between $0.51 and $1.25 in 2003 and between $0.84 and $1.50 ,during the first quarter of fiscal 2004. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

Environmental Regulations

All phases of the Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Future changes in environmental regulation, if any, may adversely affect the Corporation’s operations.

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The authorized capital of the Corporation consists of 100,000,000 common shares (“Common Shares”), without par value, and there were 13,615,621 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2004. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

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

In addition to the RDN Property, the Corporation currently holds interests in the Thorn, William’s Gold, Adam, Sutlahine, and Tide Properties in British Columbia, the Fer and Simpson Properties in the Yukon Territory and a number of properties in the Goodpaster Mining District of Alaska. A description of the Corporation's mineral exploration properties is set out below this Item 4 under the subheading “Property, Plants and Equipment.”

NONE OF THE MINERAL PROPERTIES IN WHICH THE CORPORATION HOLDS AN INTEREST CONTAIN ANY KNOWN ORE OR MINERAL RESERVES. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE CORPORATION HAS AN INTEREST ARE EXPLORATORY IN NATURE.

The Common Shares of the Corporation were listed and posted for trading on the Vancouver Stock Exchange on June 28, 1999 under the trading symbol “RFM”. On November 29, 1999, the listing was transferred to the TSX Venture Exchange (formerly Canadian Venture Exchange) as part of the merger of the Alberta Stock Exchange and Vancouver Stock Exchange.

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

The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during the 2004 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Alaska, the Yukon Territory and the Province of British Columbia.

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

These mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 11 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2004 ($)	Year Ended 2003 ($)	Year Ended 2002 ($)
Exploration Costs	320,743	223,972	170,861
Mineral Property Acquisition	98,200	149,303	66,843

Note:   All figures shown above are in Canadian Dollars.

The total exploration and acquisition expenses for the period February 1, 2003 to January 31, 2004 was $418,943. No private placements were undertaken during the fiscal year ended January 31, 2004, however significant exercises of share purchase warrants raised $515,518 net of share issue costs, for general and administrative expenses.

The Corporation’s plan for fiscal 2004 is to obtain joint venture partners to continue exploration of the Fer and Simpson properties in southeast Yukon, Adam and William’s Gold properties in northern BC, and the wholly owned Bou, Boundary, Scot and SE Surf claims in the Goodpaster area of Alaska. Joint-venture partners are planning drill programs on five properties, however, there is no requirement for the Corporation to finance these exploration programs. Several option agreements are close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 30/70 or 49/51 basis as the case may be. The Corporation will finance 50% of an exploration program as part of a targeted exploration initiative with Newmont Mining Corporation (see Item 4: Property Plants and Equipment below).

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

•

The RDN Property, located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine.

•

The Thorn Property, located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek.

•

The William’s Gold (formerly Bill) Property, located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers.

•

The Tide Property, located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia.

•

The Sutlahine Property, consisting of 680 claim units, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Adam Property, located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

•

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction.

•

The Fer Property, located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory.

•

The Simpson Property, located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Thorn, William’s Gold, Tide, Adam, Alaska, Simpson, or Fer Properties for the fiscal year ending January 31, 2005. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The estimated cost to retain ownership of the state mineral claims for the Alaska properties (Beverly, Bou, Boundary, ER-Ogo-Fire, Eagle, Scot and SE Surf) is $41,000 USD. Some of these claims, based on previous exploration programs, may not warrant any additional expenditure. The Corporation will examine all data thoroughly to make that determination prior to making a commitment to either work programs or additional cash expenditure.

The Corporation’s head office occupies 1,051 square feet of office space leased under agreement with Equity Engineering Ltd. (Exhibit 4.1). The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of January 31, 2004, is $3,224 per month. Telephone and internet access charges are in addition to this amount.

RDN Property, Liard Mining Division

Location and Introduction

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. The property is comprised of a total of 285 claim units and covers approximately 7,100 hectares.

Work can be carried out on the RDN Property from mid June to mid September.

Two British Columbia Provincial Government Orders-in-Council, 1589(1972) and 440 (1983) have stated that ground below 580 metres above sea level may be subject to flooding for hydro-electrical development, and although mineral exploration and development may be carried out below this level, compensation will not be payable in the event of flooding. In the event that a commercially exploitable mineral deposit is discovered in those areas subject to the Orders-in-Council, a subsequent decision by the Government of British Columbia to flood the area for water resource or hydro-electric generating purposes will not entitle the title holders to the mineral deposit to any form of compensation. The lands in question lie along More Creek and its tributaries, which affect portions of the RDN 10 and14-18 mineral claims. To date, no significant mineralised areas have been identified in areas subject to the Orders-in-Council.

Property History

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. The RDN 1-4 claims were staked by two private individuals (collectively, the “Prospectors”) and Equity Engineering Ltd. of Vancouver, British Columbia in November 1987. In 1988 a limited prospecting, silt sampling and rock sampling program was completed on the claims.

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

Property Acquisition

On July 31, 1997, the Corporation purchased a one-third interest in the RDN Property for $150,000 from Equity Engineering Ltd. On March 6, 2000, the Corporation increased its interest in the RDN Property from a one-third interest to 100% by acquiring a 66.66% interest from Neil Debock and Rocky Saliken pursuant to an option agreement dated as of July 31, 1997 and amended October 8, 1998. The consideration paid to Messrs Debock and Saliken under the option agreement was an aggregate 133,330 Corporation Common Shares. Messrs. Debock and Saliken have retained a 1.34% net smelter return royalty interest in the RDN Property. The royalty interest may be reduced to a 0.67% net smelter return royalty at any time prior to or after the commencement of commercial mining operations on the property through the payment to Messrs. Debock and Saliken of an aggregate $666,666 ($333,333 to each individual ).

On March 16, 2004 the Corporation signed a letter of agreement with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004

•

not less than an aggregate of $2,500,000 on or before December 31, 2005

•

not less than an aggregate of $5,000,000 on or before December 31, 2006

   Cash payments of:

•

$25,000 upon closing of the agreement

•

$40,000 on or before March 1, 2005

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007 on Northgate vesting its Option

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study. The following table details the claims that comprise the RDN property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Units	Expiry Date	Location
RDN 1	222843	10	December 31, 2013	104B097
RDN 2	222844	10	December 31, 2013	104B097
RDN 3	222845	10	December 31, 2013	104B097
RDN 4	222846	10	December 31, 2013	104B097
RDN 5	325559	12	December 31, 2013	104G007
RDN 6	325560	15	December 31, 2013	104G007
RDN 7	334660	20	December 31, 2013	104G008
RDN 8	334661	20	December 31, 2013	104G008
RDN 9	334662	8	December 31, 2013	104G007
RDN 10	334663	20	December 31, 2013	104G007
RDN 11	366269	20	December 31, 2013	104G007
RDN 12	366270	16	December 31, 2013	104G007
RDN 13	359823	12	December 31, 2013	104B097
RDN 14	359824	20	December 31, 2013	104G007
RDN 15	359825	15	December 31, 2013	104G007
RDN 16	359826	20	December 31, 2013	104G007
RDN 17	359827	15	December 31, 2013	104G007
RDN 18	359828	20	December 31, 2013	104G007
MOR 2	394044	12	June 5, 2006	104G007

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

Geophysics and Drill Programs

The 2000 UTEM survey showed a series of electromagnetic conductors along the contract between the felsic volcanics and overlying sedimentary rocks, a stratigraphic position thought to be favourable for hosting VHMS mineralization. This was followed by a diamond drill program in 2001 to test the conductors. Thirteen holes, totalling 2256 m, were drilled in the Wedge Zone and near Sand Lake, Marcasite Gossan and Boundary Zones.

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

During 2003, Barrick completed an exploration program consisting of surface mapping and sampling on areas of the property including the Arctic Grid and Boundary Zone examining Eskay Creek equivalent stratigraphy.

Future Exploration Programs

The 2004 exploration program will consist of diamond drilling, surface mapping and soil geochemical surveys directed at defining and testing Eskay Creek type targets on the property. Based on the results of phase one, targets will be assessed for diamond drill testing later in the 2004 season. There are presently no on-going costs associated with holding the RDN claims, as Northgate will fund the 2004 exploration program.

Thorn Property, Atlin Mining Division

Location and Introduction

The property consists of 574 mineral claim units in three nearby claim blocks (14,350 hectares) and is located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometres to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometres of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

Property History

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. This was followed by three years of seasonal exploration by Julian Mining Corporation (“Julian”) from 1963-65. Mapping and prospecting work resulted in the discovery of 17 mineral showings of three main types: (i) quartz-pyrite-tetrahedrite-enargite veins, (ii) structurally-controlled chalcopyrite-pyrite-quartz veins and (iii) areas of widespread, low-grade disseminated chalcopyrite. Diamond drilling was carried out (17 holes, 1204 m) on three showings (Adamson 1963, 1964, 1965a,b).

In 1983, Inland Recovery Group Ltd. (“Inland Recovery”) acquired the Thorn property from J.R. Woodcock and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800-metre base-line trending 060° with perpendicular cross-lines spaced 50 metres apart and sampled at 25 metre intervals. Strong silver-gold-copper-zinc soil geochemical anomalies were revealed along Camp Creek and extending 600 metres westerly from Anaconda’s B Zone (Wallis, 1983; Woodcock, 1986).

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 m) from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analysed (Woodcock, 1987).

Kohima Pacific Gold Corp. (“Kohima”) staked the Stuart 1-3 claims in 1997 and acquired an option on the Check-mate claim. In 1998, Kohima conducted an alteration mineralogy study using a portable infrared spectrometer (PIMA) on select outcrops in Camp Creek, and drill core from three diamond drill holes from the 1986 campaign.

Property Acquisition

By agreement dated March 1, 2000 with Kohima, the Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims comprising 72 units). The Corporation can exercise the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven (7) claims comprising 135 units surrounding the initial claim block, but lying within the Kohima option area of interest and covered by that agreement A further 19 claims have been staked over favourable geochemical targets between April 2003 and May 2004. The following table details the claims that comprise the Thorn property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Units	Expiry Date	Location
Check-Mate	320695	20	December 31, 2011	104K056
Stuart 1	360714	20	December 31, 2011	104K056
Stuart 2	360715	16	December 31, 2011	104K056
Stuart 3	360716	16	December 31, 2011	104K056
Thorn 1	379825	20	December 31, 2011	104K056
Thorn 2	379826	20	December 31, 2011	104K056
Thorn 3	379827	20	December 31, 2011	104K057
Thorn 4	379828	20	December 31, 2011	104K057
Thorn 5	379829	20	December 31, 2011	104K057
Thorn 6	379830	20	December 31, 2011	104K057
Thorn 7	379831	15	December 31, 2011	104K056
Thorn 8	401658	20	December 31, 2011	104K057
Thorn 9	401659	20	December 31, 2011	104K057
Thorn 10	401660	16	December 31, 2011	104K057
Thorn 11	401661	16	December 31, 2011	104K057
Thorn 12	401662	15	December 31, 2011	104K056
Thorn 13	401663	20	December 31, 2011	104K056
Thorn 14	406065	20	December 31, 2011	104K057
Thorn 15	406066	20	December 31, 2011	104K057
Thorn 16	406067	20	December 31, 2011	104K057
SUTL 1	401654	20	April 10, 2004	104K066
SUTL 2	401655	20	April 10, 2004	104K066
SUTL 3	401656	20	April 10, 2004	104K066
SUTL 4	401657	20	April 10, 2004	104K066
SUTL 14	410249	20	May 4, 2005	104K056
SUTL 16	410251	20	May 4, 2005	104K056
TUN 1	406316	20	October 29, 2004	104K047
TUN 2	406317	20	October 29, 2004	104K047
TUN 3	406318	20	October 29, 2004	104K047
TUN 4	406319	20	October 29, 2004	104K047

To date the Corporation has paid Kohima and the underlying vendors a total of $130,000, incurred $50,000 in exploration expenditures as required by the option agreement and issued 200,000 common shares to Kohima. To date, the Corporation has not earned an interest in the property.

The Corporation can exercise the option by:

a)

paying Kohima not less than an aggregate $30,000 as follows:

•

$15,000 within 10 days following the Approval Date (paid); and

•

$15,000 on or before December 1, 2000 (paid); and

b)

incurring Expenditures of not less than an aggregate $50,000 on or before March 1, 2001 (completed);

c)

issuing to Kohima, an aggregate 200,000 common shares in the capital of the Corporation as follows:

•

50,000 shares within 10 days following the Approval Date (issued);

•

An additional 50,000 shares on or before March 1, 2001(issued);

•

An additional 25,000 shares on or before September 1, 2001 (issued);

•

An additional 25,000 shares on or before March 1, 2002; (issued)

•

An additional 25,000 shares on or before September 1, 2002; (issued)

•

An additional 25,000 shares on or before March 1, 2003; (issued) and

d)

paying the Original Vendors not less than an aggregate $200,000 as follows:

•

$10,000 on or before March 1, 2001(paid);

•

An additional $15,000 on or before March 1, 2002; (paid)

•

An additional $25,000 on or before March 1, 2003; (paid)

•

An additional $50,000 on or before March 1, 2004; (paid) and

•

An additional $100,000 on or before March 1, 2005.

Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 200,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

The Corporation signed an option agreement dated March 1, 2002 with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold can earn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Cangold will be required to:

a)

Incur expenditures of not less than $300,000 on or before the first anniversary (completed)

•

not less than an aggregate of $700,000 on or before the second anniversary (completed)

•

not less than an additional $500,000 on or before the third anniversary (March 1, 2005)

b)

Pay to the Corporation the sum of $15,000 upon approval of the agreement (received)

•

pay to the Corporation the sum of $25,000 on or before the first anniversary (received)

•

pay to the Corporation the sum of $50,000 00 on or before the second anniversary (received)

•

pay to the Corporation the sum of $100,000 on or before the third anniversary (March 1, 2005)

c)

Issue to the Corporation 100,000 common shares of Cangold upon approval of the agreement (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the first anniversary (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the second anniversary (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the third anniversary (March 1, 2005)

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

Rhyolitic to andesitic subaerial volcanics are exposed on the north and northeast portions of the property; they are somewhat younger than the Thorn Stock. At the eastern end of the property, these have been intruded by poorly-mapped monzonite and granodiorite stocks and plugs of Late Cretaceous age.

Mineralization

Exploration on the Thorn property is directed at two deposit types: (1) high-sulphidation epithermal mineralization of the El Indio/Lepanto style; and (2) breccia – hosted silver-gold-lead-zinc mineralization discovered in the Oban Zone in 2002. A number of pyrite+enargite+tetrahedrite+quartz veins are hosted by sericitized and argillized feldspar-quartz-biotite porphyry of the Thorn Stock over an area of 1,400 x 2,000 metres. A strong structural control is evident for the veining, much of which trends 070° and dips steeply. Some of the more significant showings include:

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

MP Vein: The MP Vein, which may form part of a wider system covered by boulders, consists of massive pyrite and enargite exposed in Camp Creek.

Oban Zone: The Oban zone is an extensively altered heterolithic breccia pipe containing significant silver-lead-zinc and gold mineralization. Sulphide minerals in the breccia contrast somewhat with the massive sulphide vein mineralogies and include boulangerite (silver-bearing  sulphosalt), sphalerite, pyrite and minor arsenopyrite, freibergite (silver-rich tetrahedrite), galena and possibly tellurides.

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

I Zone: The I Zone comprises numerous parallel 10-70 centimetre quartz-pyrite-tetrahedrite veins in sericitized porphyry, across a true width of 5-10 metres.

Glenlivet Zone: The Glenlivet Zone, discovered in 2002,extends southwesterly for 220 metres from the western end of the F Zone and is comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry.

The Stuhini Group mafic volcanics host several gold-bearing quartz+carbonate+chalcopyrite+ arsenopyrite veins within a few hundred metres of the Thorn Stock. Most of these veins are less than 70 centimetres wide and of limited economic significance.

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

Prospecting, conducted on behalf of First Au Strategies, in 2002 was highly successful in identifying new mineralization. A large hydrothermal breccia unit in excess of 200 metres wide was identified as the source of the high grade Oban Zone mineralization. The Oban Breccia is coincident with a very strong silver-gold-arsenic-lead-antimony-zinc soil geochemical anomaly and is open to the southeast. A new silver-gold-copper vein zone, the Glenlivet, was sampled intermittently over a 220 metre strike length. The Glenlivet is a zone of quartz-pyrite-sericite veins approximately 3 metres wide, located west of the Oban Zone. A seven-hole, 498 metre drill program tested three showings over a 1.2 kilometre trend in 2002. Three shallow holes were collared at the Oban Breccia to test surface mineralization. All three holes intersected weakly mineralized breccia. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization.

In 2003, work conducted on behalf of Cangold (formerly First Au Strategies) focused on trenching within the Oban soil geochemical anomaly and drill-testing the Oban breccia pipe. 841 metres of trenching exposed approximately 10% outcrop consisting of weakly mineralized breccia pipe. Eight diamond drill holes totaling 876 metres of ATW core were completed.  Four holes (TH03-19 to TH03–22) intersected significant zones of fine-grained pyrite-sphalerite-boulangerite mineralization occurring as matrix infill between breccia clasts.  The high grade intersections define a steeply northwest-dipping mineralized zone with an apparent width of 14-26 metres. Generally lower-grade zones (12-25 metre apparent width) flank this mineralized core.

Future Exploration Programs

The focus of 2004 exploration on the Thorn property will be on its potential for high-sulphidation epithermal vein mineralization and for breccia-hosted mineralization in the Oban Breccia. A first phase program will include induced polarization and ground electromagentics geophysical surveys to delineate the Oban zone and known high sulphidation veins, and to target other parts of the property thought to be favourable for hosting both types of mineralization. A second phase program consisting of diamond drilling will focus on following up encouraging results from the Oban Breccia high sulphidation vein targets and priority induced polarization (IP) targets.

William’s Gold Property, Liard Mining Division

Location and Introduction

The William’s Gold property consists of 178 claim units covering approximately 44.5 km2 of mountainous terrain in north-central British Columbia, 330 kilometres north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometres to the southeast. The Corporation has acquired a 50% interest in the property and has an option to acquire the remaining 50% interest.

Property History

The two main prospects (T-Bill and Park) on the William’s Gold property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 metres on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. The Corporation optioned the core of the property in May 2001, then later staked an additional 68 claim units.

Property Acquisition

On May 17, 2001 the Corporation entered into an option agreement with Lorne Warren (“Warren”) and John Mirko (“Mirko”) to acquire a 100% interest in the BT claim, subject to a 2.5% net smelter royalty. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter royalty in the William’s Gold Property from Mirko by issuing 75,000 common shares. The Corporation can earn the remaining 50% interest by:

a)

paying the property vendors an aggregate $57,500 as follows:

•

$10,000 upon the signing of the option agreement (paid);

•

$15,000 on or before May 1, 2002; (paid)

•

$12,500 on or before May 1, 2003; (paid)

•

$20,000 on or before May 1, 2004; (paid)

b)

issuing to the property vendors an aggregate 125,000 common shares in the capital of the Corporation as follows:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004

.

The Corporation will issue an additional 50,000 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000.

On December 18, 2002, the company signed an Option agreement with Stikine Gold Corporation (“Stikine”), which provided that Stikine can earn a 70% interest in the property by:

a)

incurring expenditures of:

•

not less than $125,000 on or before December 31, 2002 (completed)

•

not less than an additional $300,000 on or before December 31, 2003 (completed)

•

not less than an additional $350,000 on or before December 31, 2004 (completed

•

not less than an additional $725,000 on or before December 31, 2005

a)

issuing to the company:

•

100,000 common shares of Stikine on or before August 31, 2003
(as amended March 26, 2003) (received)

•

100,000 common shares of Stikine on or before June 15, 2004

•

$50,000 or the equivalent in common shares of Stikine on or before June 15, 2005

•

$50,000 or the equivalent in common shares of Stikine on or before June 15, 2006

a)

making cash payments of:

•

$10,000 upon signing of the agreement (received)

•

$25,000 on or before May 1, 2003 (received)

•

$40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance, in lieu of the $500,000 expenditure. Stikine terminated this agreement on April 30, 2004. No payments were made subsequent to April 30, 2004.

Stikine staked an additional 6 claims, comprising 90 units, surrounding the original claim block to be included in the agreement. The following table details the claims that comprise the William’s Gold property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	No. of Units	Expiry Date	Location
BT	385785	20	December 31, 2005	94E072
BT 1	386612	20	December 31, 2005	94E072
BT 2	386613	20	December 31, 2005	94E072
BT 3	386614	8	December 31, 2005	94E082
GOS	386611	20	December 31, 2005	94E071
ROK 1	400282	18	December 31, 2005	94E072
ROK 2	400283	20	December 31, 2005	94E072
WILL 1	393892	9	December 31, 2005	94E082
WILL 2	393893	9	December 31, 2005	94E082
WILL 3	393894	18	December 31, 2005	94E082
WILL 4	393895	18	December 31, 2005	94E082

Regional Geology

The William’s Gold property lies near the eastern edge of the Intermontane Belt in a fault mosaic of: Devonian to Permian Asitka Group carbonates and volcano-sedimentary rocks; the Carboniferous to Lower Triassic Cache Creek oceanic assemblage, including the Kutcho Formation; Triassic Stuhini and Takla volcano-sedimentary rocks; Lower Jurassic Toodoggone (subaerial) and undifferentiated Hazelton volcanic rocks and Laberge Group volcanic and epiclastic rocks.

The stratified rocks are intruded by a variety of Late Triassic and Early to Middle Jurassic stocks and batholiths of felsic to ultramafic composition. Most of the Early Jurassic quartz monzonites, granodiorites and quartz diorites are marked by a distinctive magnetic high; in particular, this applies to the intrusive immediately northeast of the William’s Gold property. The quartz monzonite stock exposed on the southern part of the William’s Gold property is the exception to this rule; it is characterized by a distinctive magnetic low almost ten kilometres across.

The Pitman Fault is a major E-W fault which passes 30 kilometres north of the William’s Gold property. Alldrick, who traced the Pitman Fault for 300 kilometres, states that there is 3 kilometres of left-lateral movement along it with minimal vertical offset, and that movement occurred during Eocene to Oligocene time. Three of these major E-W faults have been mapped at the northern and southern extremities of the William’s Gold property, one along the Stikine and Chukachida Rivers four kilometres south of the Gos claim and the other two passing through the BT 3 claim, north of the Park occurrence. A fourth could reasonably be inferred along the valley between the T-Bill and the Park prospects, downdropping undeformed Upper Triassic Takla Group volcanics to the north against deformed Paleozoic Asitka Group rocks to the south.

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

The Northern prospect is centred less than two kilometres north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The Northern prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, Au-Cu soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 metres to the southeast was formed from pyritic hornfels.

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

In 2003, Stikine conducted an 11-hole (2855 metre) drill program targeting the 800 by 450 metre resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization (6.85 metres of 6.0 grams/tonne gold.)

Mineralization

The William’s Gold property hosts two main styles of alteration and gold-bearing mineralization; mesothermal gold and arsenopyrite-bearing veins and disseminations (T-Bill prospect); and intrusive-related veining and silicification (Northern and Gos prospects). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.85 metres of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins. Additional mapping and sampling will be required to determine possible porphyry style copper-gold mineralization at the Northern occurrence.

Future Exploration Programs

Future exploration programs on the Property should concentrate on follow up drilling of encouraging results from WG03-10 within the T-Bill prospect and further delineation of the porphyry potential of the Northern Prospect. The Corporation is currently re-evaluating the 2003 data and will be seeking new partners for the property. No exploration expenditures are planned for 2004.

Tide Property, Skeena Mining Division

Location and Introduction

The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of northwestern British Columbia. They were discovered in the 1980’s through follow-up of highly anomalous silt and soil geochemistry. The Corporation purchased the Tide property in August 2001 from Newmont Canada Limited for a total cash expenditure of $10 with an underlying agreement to give Newmont Canada Limited right of first refusal to re-acquire the property for 3 years if the Corporation decides to assign, transfer or dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine. The following table details the claims that comprise the Tide property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	No. of Units	Expiry Date	Location
Bow-1	321461	6	October 8, 2006	104B030
Bow-2	321462	20	October 9, 2006	104B030
Bow-3	321463	20	October 9, 2006	104B030
Bow-4	321464	20	October 8, 2006	104B030
Arrow	340087	20	September 14, 2006	104B030

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

Property Acquisition

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Corporation granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Corporation within 10 days of regulatory approval. Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

a)

making cash payments to the company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before July 24, 2004

•

$35,000 on or before July 24, 2005

•

$40,000 on or before July 24, 2006

a)

issuing to the company or pay :

•

50,000 common shares of Plutonic or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti

•

50,000 common shares or $60,000 on or before July 24, 2005
plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before July 24, 2006
plus 25,000 common shares of Serengeti

a)

fund expenditures of at least::

•

$185,000 on or before June 30, 2004 (completed)

•

not less than an additional $250,000 on or before December 31, 2004

•

not less than an additional $400,000 on or before December 31, 2005

•

not less than an additional $600,000 on or before December 31, 2006

Newmont has waived their right of first refusal on this transaction although Newmont maintains a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company and Serengeti deposited $185,000 in trust with the Company for the purpose of financing exploration expenditures on the property. The Company will be operator for the exploration program to be completed on or before June 30, 2004.

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

Property Geology

The Tide property is largely underlain by andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. These form part of the Norian to Pliensbachian Unuk River Formation at the base of the Hazelton Group and have been extensively hornfelsed by thick sills related to the roughly coeval Summit Lake Stock. This stock, centred south of the Tide property and dated at 192.8+2 Ma, is a 2 x 3 km body of fresh, medium- to coarse-grained, equigranular hornblende granodiorite. To the north, it tails off into a 200-1,000 metre wide sill complex which extends northward through the Tide property. The sill complex is generally feldspar-hornblende+biotite, porphyritic, is variably altered and appears related to precious metal-bearing mineralization on the Tide property.

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

The “distal” Au-As zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 metre wide band which parallels the sill complex and lies 100-900 metres west of its contact. The “proximal” group of mineral occurrences consist of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 metres west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 21.3 g/tonne Au (distal - Southpit Zone) and 105 g/tonne Au and 598 g/tonne Ag (proximal - Arrow Zone) in 2001 sampling. Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 metres north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

Future Exploration Programs

For 2004, a proposed exploration program for the Tide project consists of a first phase of mapping and prospecting and second phase of diamond drilling. First phase work will concentrate on locating the mineralized sources to anomalous soil geochemistry outlined in previous surveys, particularly in the area from the South High Grade Pit Zone and along the Arrow structure. Soil geochemical surveys will also be conducted along with mapping and prospecting toward the north end of the property in the region surrounding Eastgold Creek. Diamond drill targets will be directed at three areas; the Arrow, High Grade Pit and 36 Zones.

Sutlahine Property, Atlin Mining Division

Location and Introduction

The Sutlahine property is located in northwest B.C., approximately 90 km south of Atlin B.C. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south.  It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The following table details the claims that comprise the Sutlahine property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	No. of Units	Expiry Date	Location
LJ 1-4	406292-406295	80	November 1, 2004	104K065
LJ 5-8	406296-406299	80	November 1, 2004	104K075
LJ 9-16	406300-406307	160	November 1, 2004	104K074
LJ 17-20	410252-410255	80	May 5, 2005	104K074
LJ 21-24	410256-410259	80	May 6, 2005	104K075
SUTL 5-12	406308-406315	160	October 31, 2004	104K066
SUTL 13	410248	20	May 4, 2005	104K056
SUTL 15	410250	20	May 4, 2005	104K056

Property History

Previous exploration programs were directed at precious metal epithermal veins, copper-molybdenum porphyry and skarn mineralization, primarily on the current LJ claim groups. The Joly and Jak occurrences, which consist of gold-bearing quartz-carbonate-arsenopyrite veins, experienced the most exploration.  In addition to property work, the BC government conducted a regional geochemical silt survey in 1987, which show tributaries on the properties to be highly anomalous in base and precious metals.  In many instances, the sources od these anomalous drainages have yet to be found.

Property Acquisition

In the fall of 2003 and spring of 2004, Rimfire Minerals Corporation conducted an extensive staking program, which coincided with the discovery of the Oban Breccia Zone on the Thorn property.  This staking campaign resulted in SUTL 5-16 and LJ 1-24 being staked.  These properties were staked on the basis of encouraging silt geochemistry and geological characteristics similar to those existing at the Thorn property.

Regional Geology

The property is located on the eastern flank of the Stikine terrane, which is locally comprised of the Triassic Stuhini Group (variable marine clastic sedimentary rocks, sub-marine mafic volcanic rocks, and lesser carbonate rocks), overlain by upper Triassic Sinwa Formation limestone and lesser argillitic rocks, all of which is overlain by middle Jurassic Laberge Group clastic sedimentary rocks.  The aforementioned comprise the basement rocks on the Sutlahine property and are intruded by Cretaceous volcano-plutonic complexes, that are associated with known gold-silver-copper-lead-zinc showings

Property Geology & Mineralization

Past work indicates that there are three styles of mineralization represented on the properties: gold-silver-copper-lead-zinc epithermal veins; low grade copper-molybdenum (gold) porphyry; and zinc-lead-silver skarns. The “Joly” and “Jak” occurrences are a series of quartz-carbonate-arsenopyrite veins that are hosted in an East-West trending lineament extending from Mt. Lester Jones to King Salmon Lake. Results from these programs showed the presence of narrow mineralized veins. Drilling to the west of the “Joly” and “Jak” showed continuity of the veins along a controlling fault that has only been explored for approximately 10% of its length.  Other float occurrences of this style of mineralization exist in the area, but were never traced back to their source.

Future Exploration Programs

For 2004, a proposed exploration program for the Sutlahine property will consist of geological mapping prospecting and rock, soil and silt sampling. This work will be directed at and adjacent to known mineral occurrences, but also in new areas with no past record of exploration Determination of age dates on intrusive and volcanic rocks will also be undertaken in an effort to identify rocks equivalent to the Windy Table Suite.

Adam Property, Skeena Mining Division

Location and Introduction

The Adam property covers a copper-gold porphyry prospect in the Unuk River area of northwestern British Columbia. The property lies in the Coast Mountains, approximately 70 kilometres northwest of Stewart and 20 kilometres southwest of the Eskay Creek Mine. A well-maintained gravel road connects the Eskay Creek Mine to their concentrate-shipping port facilities at Stewart, British Columbia. Eventual road access to the Adam property from the Eskay Creek Mine Road would be relatively easy to construct, without any major river crossings and mainly across the Prout Plateau. Alternatively, the Adam property is 50 kilometres upstream along the Unuk River from tidewater at Burroughs Bay, Alaska. The following table details the claims that comprise the Adam property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	No. of Units	Expiry Date	Location
Adam 1	392758	20	April 5, 2007	104B057
Adam 2	392759	20	April 5, 2007	104B047
Adam 3	392760	20	April 5, 2007	104B047

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

Property Geology

The Adam property is underlain by a sequence of northerly-trending, steeply-dipping, Hazelton Group andesitic volcanic rocks and mixed sedimentary rocks. These were intruded by a series of monzonite dykes and plugs along the major northerly-trending Adam fault zone. The Adam Fault trends 016° for at least 6.5 kilometres across the property, with evidence that faulting, monzonite intrusion and alteration/mineralization of the monzonite were all roughly synchronous.

The Evan Dyke is by far the largest of the monzonite bodies, measuring 50-300 metres wide and at least 3,500 metres long, between Fewright and King creeks. Cliff exposures of the Evan Dyke’s contact show it to be irregular, subvertical and intrusive in nature. It is formed of three segments, with the wider north and south segments emplaced along the Adam Fault and the narrower middle segment intruding along a 335°-trending cross-fault.

Exploration

In August and September 2002, the Company carried out 1:2,500 scale mapping, prospecting and soil geochemistry over the Adam property from two fly camps. No additional work has been completed since then.

Mineralization

The Evan prospect is a Cu-Au porphyry system hosted within the northerly-trending Evan Dyke over a strike length of at least 3,000 metres. Significant alteration and mineralization is confined to equigranular monzonite of the Evan Dyke, which is variably sericitized, chloritized and silicified. Sulphide-poor, centimetre-scale, sheeted or stockwork quartz veins and stringers are present locally in each style of alteration. The bulk of copper and gold mineralization in the Evan prospect is hosted within three coherent zones of moderate to strong sericitization, occurring as finely disseminated chalcopyrite. The sericitized zones, the largest of which covers 1,400 metres of the dyke’s strike length, are relatively recessive and generally marked by scattered outcrops in a field of talus.

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

Fer Property, Watson Lake Mining District

Location and Introduction

The Fer Property is comprised of a total of 118 contiguous mining claims and covers approximately 2,450 hectares. The Fer Property is located 20 kilometres west of the town of Tungsten in the Northwest Territories, and is approximately 200 kilometres north of Watson Lake, Yukon Territory. The Cantung Highway passes five kilometres northeast of the Fer Property, however the Fer Property is best accessed by helicopter. If warranted, no problems are foreseen in constructing road access to the property from the Cantung Highway.

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

Property Acquisition

Pursuant to an Option and Joint Venture Agreement dated as of July 1, 1998, with Boliden Westmin (Canada) Limited, ("Boliden") as amended October 11, 2000, the Corporation acquired a 51% interest in the Fer Property. The Corporation did not complete the required exploration expenditures to acquire an additional 34% interest. : The Corporation and Boliden are deemed to have entered into a joint venture, on a 51/49, basis, for the further development of the Fer Property. If either party’s interest decreases to below 7.5%, that party’s interest will be automatically extinguished and converted to a net smelter royalty return interest of 2%. The Corporation and Boliden are at arm's length to one another.

The following table details the claims that comprise the Fer property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
Fer 1	YB84329	June 10, 2005	105H/15
Fer 2	YB84330	June 10, 2007	105H/15
Fer 3	YB84331	June 10, 2005	105H/15
Fer 4	YB84332	June 10, 2007	105H/15
Fer 5	YB84333	June 10, 2005	105H/15
Fer 6	YB84334	June 10, 2007	105H/15
Fer 7	YB84335	June 10, 2005	105H/15
Fer 8	YB84336	June 10, 2007	105H/15
Fer 9	YB84337	June 10, 2005	105H/15
Fer 10	YB84338	June 10, 2007	105H/15
Fer 11	YB84339	June 10, 2005	105H/15
Fer 12	YB84340	June 10, 2007	105H/15
Fer 13-64	YB84341-YB84392	June 10, 2005	105H/15
Fer 65-76	YB84393-YB84404	June 10, 2007	105H/15
Fer 77-118	YB85825-YB85866	July 22, 2004	105H/15

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

Future Exploration Programs

The Corporation does not consider the Fer Property to be a principal property. The Corporation intends to seek a third party to option the Corporation’s interest in the property.

Simpson Property, Watson Lake Mining District

Location and Introduction

The Simpson Property lies in the Simpson Range of the Pelly Mountains of south-eastern Yukon, approximately 105 km northwest of Watson Lake. The Robert Campbell Highway passes the Simpson at its nearest point 35 km to the east.

The property consists of 42 mining claims two blocks (873 hectares) located in the Watson Lake Mining District. The property was initially staked in January 2003, with an additional 12 claims staked between April and October 2003. The Corporation owns the property outright, with no underlying royalties. The following table details the claims that comprise the Simpson property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
SIM 3 - 12	YC23358- YC23367	December 31, 2005	105A/13
SIM 23 - 36	YC23368 - YC23381	December 31, 2005	105A/13
SIM 41 - 46	YC23382 - YC23387	December 31, 2005	105A/13
SIM 19 - 22	YC24032 - YC24035	September 29, 2004	105A/13
SIM 37 - 40	YC24036 – YC24039	September 29, 2004	105A/13
JIM 1-4	YC24402 – YC24405	September 29, 2004	105A/13

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

During 2003, a program of mapping, prospecting and geochemical sampling attempted to locate the source of the anomalous geochemistry defined by earlier programs. The program was successful in further defining existing soil geochemical anomalies, outlining new soil geochemical anomalies, and identifying in-situ felsic stratigraphy.

Future Exploration Programs

The Corporation does not intend to undertake any exploration on the Simpson property during the current field season. The Corporation intends to seek a third party as a joint venture partner to explore the property.

Alaska Properties, Goodpaster Mining District

Location and Introduction

The Corporation holds an interest in seven mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the, Beverly, Bou, Boundary, Eagle, Scot, and SE Surf properties. The Eagle is currently under option to AngloGold whereas the Er-Ogo-Fire is a 50% Rimfire 50% AngloGold joint venture. Details of these agreements are presented in the individual description of each property later in this section.

The Corporation’s Alaska properties lie within east-central Alaska, 65 kilometres northeast of Delta Junction. Access to the properties is by helicopter based out of Delta Junction. TeckCominco/Sumitomo operate a restricted access road from Delta Junction. TeckCominco/Sumitomo also maintain an airstrip in the area. This infrastructure has been used to assist with access to the Corporation’s Alaska properties. A seasonal airstrip is located on the eastern edge of the California/Surf property discussed below.

Property History

There is no documented exploration history for any of the properties previous to the Corporation’s acquisition through staking. The region was geologically mapped and silt sampled by government entities and by reconnaissance programs conducted by mining company syndicates in the 1970’s and 1980’s. Only government data was available in the public domain.

Property Acquisition

In 1998, the Corporation completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area.

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the "Alaska Properties"), of which 613 claims were retained. The Company staked an additional 79 claims in August 2003 and 83 claims in March 2004. Property agreements have been amended to include 37 claims staked by AngloGold. The Company now has an interest in 812 claims totaling 50,000 acres.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Beverly	CEN 17-80	594779 - 594842	Fairbanks Meridian, Township 6S, Range 16E
	PAR 1 – 11	595382 – 595392	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 14 – 24	595395 – 595405	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 27 – 37	595408 – 595418	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 40 – 50	595421 – 595431	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 53 – 121	595434 - 595502	Fairbanks Meridian, Township 6S, Range 15E/16E
	PC-1 - 25	644761-644785	Fairbanks Meridian, Township 6S, Range 16E
Bou	Bou 21-22	594583-594584	Fairbanks Meridian, Township 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks Meridian, Township 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks Meridian, Township 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks Meridian, Township 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks Meridian, Township 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks Meridian, Township 7S, Range 18E
Boundary	SHARP 29 - 33	595531 – 595535	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 43 - 47	595545 – 595549	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 57 - 61	595559 – 595563	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 71 - 75	595573 - 595577	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 85 - 89	595587 - 595591	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 99 – 103	595601 – 595605	Fairbanks Meridian, Township 5S, Range 17E
	SS-1 - 42	644786 - 644827	Fairbanks Meridian, Township 5S/6S, Range 17E
	STER 35 – 40	595663 - 595668	Fairbanks Meridian, Township 6S, Range 17E
	STER 45 – 50	595673 - 595678	Fairbanks Meridian, Township 6S, Range 17E
	STER 55 – 60	595683 - 595688	Fairbanks Meridian, Township 6S, Range 17E
	STER 65 – 70	595693 - 595698	Fairbanks Meridian, Township 6S, Range 17E
	STER 75 – 80	595703 - 595708	Fairbanks Meridian, Township 6S, Range 17E
	STER 85 – 90	595713 - 595718	Fairbanks Meridian, Township 5S, Range 17E
Eagle	Eagle 1-106	579385-579490	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX 1-20**	605507-605526	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX21-33**	641468-641480	Fairbanks Meridian, Township 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks Meridian, Township 7S, Range 11E/12E
ER-Ogo-Fire	ER 3-12*	579158-579167	Fairbanks Meridian, Township 5S, Range 13E
	ER 15-24*	579170-579179	Fairbanks Meridian, Township 5S, Range 13E
	ER 27-36*	579182-579191	Fairbanks Meridian, Township 5S, Range 13E
	ER 39-48*	579194-579203	Fairbanks Meridian, Township 5S, Range 13E
	ER 51-60*	579206-579215	Fairbanks Meridian, Township 5S, Range 13E
	ER 63-72*	579218-579227	Fairbanks Meridian, Township 5S, Range 13E
	ER 75-84*	579230-579239	Fairbanks Meridian, Township 5S, Range 13E
	ER 87-96*	579242-579251	Fairbanks Meridian, Township 5S, Range 13E
	ER 99-108*	579254-579263	Fairbanks Meridian, Township 5S, Range 13E
	ER 111-120*	579266-579275	Fairbanks Meridian, Township 5S, Range 13E
	Fire 4-12*	579034-579042	Fairbanks Meridian, Township 5S, Range 13E
	Fire 16-56*	579046-579086	Fairbanks Meridian, Township 5S, Range 13E
	JAZZ 1-13*	605459-605471	Fairbanks Meridian, Township 5S, Range 13E
	Ogo 35-39*	595262-595266	Fairbanks Meridian, Township 5S, Range 14E
	Ogo 42-76*	595269-595303	Fairbanks Meridian, Township 5S, Range 14E/13E
	Ogo 143-154*	595370-595381	Fairbanks Meridian, Township 5S, Range 13E
	ZAPPA 1-4*	605091 - 605094	Fairbanks Meridian, Township 5S, Range 13E
Scot	Scot 1-27	605472 - 605498	Fairbanks Meridian, Township 5S, Range 15E/16E
SE Surf	HAB 22-30	595093 – 595101	Fairbanks Meridian, Township 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks Meridian, Township 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks Meridian, Township 6S, Range 17E
	LCC 4- 10	595131 - 595137	Fairbanks Meridian, Township 6S, Range 17E
	LCC 14 - 20	595141 - 595147	Fairbanks Meridian, Township 6S, Range 17E
	LCC 24 - 30	595151 - 595157	Fairbanks Meridian, Township 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks Meridian, Township 6S, Range 17E

*    ER-Ogo-Fire Property 50% ownership

**   Eagle property staked by AngloGold who retains 100% ownership

Regional Geology

The Alaska properties lie within rocks of the Yukon-Tanana Terrane (YTT), bounded to the north by the Tintina Fault and to the south by the Denali Fault systems. The YTT in east-central Alaska consists of a Precambrian to middle Paleozoic metamorphic sequence of sedimentary and magmatic rocks. Mineralization at plutonic gold deposits in Alaska and the Yukon are directly associated and often hosted within Cretaceous aged plutons. In this region recent evidence indicates that mineralization is associated with Cretaceous-related aged plutons which are characterized by a lower magnetic susceptibility forming linear arrays of magnetic lows. One of these linear arrays, which is associated with gold occurrences in the area, has been termed the Pogo Trend. Another magnetic-plutonic trend further to the south has been termed the Big Swede Trend. The northeast structures are thought to have been important in controlling the distribution of Cretaceous intrusions Northeast trending block faults with significant horizontal and vertical displacements. The vertical movements on these northeast structures are very important since the style and grade of mineralization in plutonic-gold systems are strongly influenced by depth of formation. There is also building evidence that early syn-plutonic movements along these faults, where they intersect northwest structures, can act as a focusing mechanism for mineralization.

Individual Properties

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

Beverly, Boundary and SE Surf Properties (formerly California-Surf)

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Alaska Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency):

•

$25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Beverly Property

The Beverly Property lies in the southwest corner of the former California-Surf property and consists of the PAR, Cen and PC claims. A letter of agreement, dated April 20, 2004, has been signed with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the Beverly property upon completion of exploration expenditures totalling $1,000,000 and staged cash payments of $200,000 (all amounts in U.S. Dollars.) AngloGold must also make the cash payments due to Western Keltic at certain property expenditure levels. The Beverly property includes 25 claims (2,560 acres) which were staked by the Company in March 2004.

SE Surf Property

The SE Surf area lies in the southeast corner of the California-Surf property and consists of the HAB, LCC and LH claims. Three distinct gold soil anomalies are coincident with strong bismuth, arsenic, antimony and weaker silver, molybdenum and tungsten. The three soil anomalies have dimensions of 2.4 kilometres by 0.5 km, 1.2 kilometres by 1.1 kilometres and 2.2 kilometres by 0.5 kilometres and are oriented in an east-west direction with a weak north-south component. Mineralization has been found in boulders over an area measuring 250 by 200 metres and consists of intensely quartz- and sericite-altered porphyritic granite. Although the anomalous gold in soils has associated high bismuth, no elevated bismuth has been found in rock samples collected to date. This indicates that there may be other styles of gold-bismuth-bearing mineralization that have yet to be found.

Boundary Property

The Boundary Property is situated toward the northern edge of the California-Surf claim group on the south side of a granitic body. This property is comprised of the SHARP, STER and SS state mining claims. The main gold soil anomaly, measuring 800 by 350 metres, wraps around a prominent ridge. A broader anomaly, defined by bismuth and arsenic with spotty gold, measures 2.5 by 1.5 kilometres and is centred on the main gold anomaly. Four distinct mineralized surface showings of quartz boulders have been discovered within a 1.0 by 1.5 kilometres area that is central to a moderately intense zone of pervasive quartz-sericite alteration. Two mineralization types have been distinguished: 1) shallow-dipping shear-hosted quartz veins; 2) narrow tensional quartz stockwork veins. The shear-hosted veins are variably textured and contain milky white quartz (Type 1), strongly brecciated-sheared quartz (Type 3) and granular quartz with interstitial sericite, feldspar and tourmaline (Type 2).

Drilling during September 2000 (4 holes, 827.1 m) at the Boundary Property revealed three styles of gold mineralization, and indicated that gold mineralization is more widespread than indicated by surface sampling. The highest gold values are hosted in 1-5 centimetre quartz-pyrite-pyrrhotite veinlets that locally contain visible gold intergrown with bismuthinite. Broader zones of elevated gold values are found in quartz-sericite altered or sheared gneiss locally cut by hairline quartz-pyrite-calcite stringers. Less commonly, quartz-pyrite-bismithunite possibly with arsenopyrite and/or gold veinlets occur in pegmatitic marginal phases of granitic dykes . The strong gold-bismuth correlation, associated alteration and gold-bearing pegmatitic granite indicate a geological setting not unlike other plutonic gold-type deposits in the region.

In 2001, work consisted of an airborne radiometric and magnetic survey over the California-Surf property, limited auger soil sampling and a 619 m drill hole in the Boundary area, which was followed by a regional soil sampling program evaluating six geochemical-geophysical target areas.

Future Exploration Programs

The Company intends to seek a third party to undertake further mapping, prospecting and sampling, which could lead to diamond drilling for the SE Surf and Boundary properties. Data coverage is sufficient on the Boundary to allow for drill target definition, however, further ground work would be required at the SE Surf to bring it to the drill stage. AngloGold will be undertaking soil auger sampling on the Beverly Property.

Scot Property

Property Geology

The Scot property is comprised of the Scot1-27 state mining claims and is located along the Pogo trend. The Scot property is underlain by undifferentiated paragneiss and mid-Cretaceous aged northwest trending dykes. The Shawnee Peak mineral occurrence lies adjacent to the south and is host to gold-bearing quartz veins associated with similar granitic dykes.

Future Exploration Programs

A brief program of prospecting soil and rock sampling will be carried out to determine the property’s potential to host plutonic-related gold mineralization.

Eagle Property

Effective January 30, 2002, the Corporation has signed an exploration, development and mine operating agreement with AngloGold (U.S.A.) Exploration Inc. (“AngloGold”) whereby AngloGold may earn up to a 70% interest in the Eagle property. Initially, AngloGold may earn a 50% interest in the property by:

a)

contributing exploration expenditures totaling $400,000 (US Dollars) as follows:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 on or before January 30, 2004 (completed)

•

an additional $75,000 on or before January 30, 2005, and

•

the difference between all earn-in exploration expenses and the $400,000 in total by January 30, 2006

b)   paying the Corporation not less than an aggregate $100,000 (US Dollars) as follows:

•

$5,000 on or before January 30, 2002 (received)

•

$5,000 on or before January 30, 2003 (received)

•

$15,000 on or before January 30, 2004 (received)

•

$25,000 on or before January 30, 2005 and

•

$50,000 on or before January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement. AngloGold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Property Geology

The Eagle property is comprised of the Eagle 1 – 106, Sand 1-39 and EX 1-33 state mining claims and is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and much older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body.

During September 2000, Hyder Gold Inc. completed a five hole, 274.3 metre diamond drilling program on the Eagle property. The aim of the program was to test portions of the gold soil geochemical anomaly. Drill hole EA00-03 encountered weakly porphyritic granite which was consistently cut by quartz, quartz-calcite and, less commonly, quartz-pyrite-arsenopyrite veinlets.

In 2002 and 2003 AngloGold conducted auger soil surveys as well as tree bark sampling for biogeochemical studies. Both techniques defined areas of anomalous gold-arsenic and bismuth geochemistry. These geochemical results define a 1500 metre by 3000 metre gold-arsenic-bismuth-tungsten soil anomaly. Recovery of rock chips from soil sample pits revealed extensive alteration and in some instances quartz-carbonate stringer-style mineralization.

Future Exploration Programs

Ground surveys will be conducted in the early part of the season and will include further auger soil sampling, biogeochemical surveys, ground based geophysics and a deep-penetrating airborne EM (electromagnetic) survey. These surveys and the past work will be compiled to form the basis for a diamond drill program in late summer. This work will be funded by AngloGold.

ER-Ogo-Fire Property

Effective January 30, 2002, the Corporation has signed an exploration, development and mine operating agreement with AngloGold (U.S.A.) Exploration Inc. (“AngloGold”) whereby AngloGold may earn up to a 70% interest in the ER-Ogo-Fire property. Initially, AngloGold may earn a 50% interest in the property by:

a)   contributing exploration expenditures totaling $400,000 (US Dollars) as follows:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 on or before January 30, 2004 (completed)

•

an additional $75,000 on or before January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 in total (completed)

b)    paying the Corporation not less than an aggregate $100,000 (US Dollars) as follows:

•

$5,000 on or before January 30, 2002 (received)

•

$5,000 on or before January 30, 2003 (received)

•

$15,000 on or before January 30, 2004 (received)

•

$25,000 on or before January 30, 2005 and

•

$50,000 on or before January 30, 2006

An amendment, effective December 17, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has elected to increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Property Geology

The ER-Ogo-Fire property, 50% owned by Rimfire Alaska, Ltd., is comprised of 219 claims covering approximately 4,270 hectares. The ER-Ogo-Fire Property is underlain by gneisses of the Paleozoic Yukon-Tanana Terrane representing strongly metamorphosed sedimentary and igneous rocks. The gneisses are intruded by late Cretaceous aged granitic intrusions which outcrop extensively on the property. Gold-bearing quartz vein material has been sampled on a ridge lying between the two areas of intrusive outcrop.

Auger soil sampling surveys in 2003 expanded the geochemically anomalous area beyond that outlined by reconnaissance style surveys conducted in 2002. Results of the geochemical survey defined a 1500 by 300 metre gold-arsenic-bismuth-antimony soil anomaly. Six diamond drill holes totaling 2161 metres tested four widely spaced areas within the soil anomaly. Drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz sulphide veins and vein breccias. A total of 24 intercepts of greater than 1 g/t gold were intersected. A ground geophysical survey conducted late in the season appears to outline early granitic phases that are believed to form a prospective host rock for veining.

Future Exploration Programs

Further and more expansive areas will be covered by soil geochemical and biogeochem surveys. The area will also be covered by a deep penetrating airborne EM survey. Results from the ground work as well as the favourable results from last years drill programs will be used to target additional drill holes planned for this season. This work will be funded by AngloGold.

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

Future Exploration Programs

The Company intends to seek a third party to undertake further mapping, prospecting and sampling, which could lead to diamond drilling.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2004 to January 31, 2005 will be approximately $607,380. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 3,750	$45,000
Investor services	7,255	87,060
Management services	8,333	99,996
Office	3,117	37,404
Rent	4,058	48,696
Salaries & support services	20,670	248,040
Telephone	178	2,136
Travel & entertainment	3,254	39,048
TOTAL	$ 50,615	$607,380

The estimated administrative expenses will be financed out of existing working capital.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Corporation has no producing properties and, consequently, has no current operating income or cash flow from its mineral property exploration and development operations.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S currency. The Corporation’s expenses are denominated in Canadian dollars.

The following discussion of the operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements (and related notes).

OPERATING RESULTS

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year ended January 31, 2004. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

On January 31, 2002, Rimfire chose to restate year 2000 and 2001 financial results to align the Company’s financial statements with Generally Accepted Accounting Principles (GAAP) of the United States. The decision to conform to U.S. GAAP stems from a Securities and Exchange Commission (SEC) request that Rimfire account for mineral property expenditures in accordance with US GAAP as part of the Company’s 20F registration filing with the SEC. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements for the year ended January 31, 2004.

Year Ended January 31, 2004

For the year ended January 31, 2004, Rimfire incurred a net loss of $901,405 ($0.07 per share) compared to a net loss of $507,303 ($0.04 per share) in the previous year. Revenue improved by $80,777 as interest revenue increased from $8,576 to $24,078 due to increased cash balances offset by lower market interest rates. Both option proceeds (2003-$191,792, 2002-$139,580) and joint venture management revenue (2003-$31,834, 2002-$18,644) have contributed to improved revenue. Rimfire received Yukon Mining Incentives Program grants totaling $60,242 for regional exploration work. The Mineral Exploration Tax Credit (METC) for BC is only $1,889 for exploration conducted in 2003 because flow-through shares receive a similar tax credit such that expenditures renounced to the individual are not eligible for METC.

Accounting and legal expenses were lower but investor services expenses more than doubled to $106,188 (2002-$52,991) with related increases in travel costs (2003-$32,142, 2002-$22,482.) The company has a strong presence in certain sectors of the US markets. Maintaining this presence requires the company to attend major trade shows in New Orleans, San Francisco, New York and Las Vegas. Salaries and share-based compensation have increased compared to the previous year primarily due to including the fair value of stock options in compensation expense and partly due to hiring one additional full-time staff member. The increase in share-based compensation was $398,408. Total salaries only show an increase from $67,984 to $85,152 since most of the compensation costs were charged to individual projects. Another major increase was foreign exchange losses. When the Company’s US Dollar accounts are re-valued at the balance sheet date, there is a loss due to foreign exchange translation. For the year ended January 31, 2004 this difference was a loss of $32,028 compared to a loss of only $5,596 the previous year.

Exploration expenditures, excluding those by joint-venture partners, totaled $320,743 (year ended Jan. 31, 2003 - $223,972), and property acquisition costs totaled $98,200 (year ended Jan. 31, 2003 - $149,303). These expenditures included costs of camp and support activities ($23,958), chemical analysis ($25,033), drafting ($8,981), equipment rentals ($4,975), helicopter and aircraft ($39,204), professional geological fees and program management ($169,850), recording and filing fees ($36,389) and travel ($12,353). Acquisition costs include the costs incurred to stake the Alaska, Simpson, Sutlahine and Tillei properties and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the Eagle, ER-Ogo-Fire, Thorn, Tide and William’s Gold properties.

Year Ended January 31, 2003

As a consequence of the adoption of the fair value method of accounting for share-based compensation, the results for the year ended January 31, 2003 have been restated. Rimfire incurred a net loss of $507,303 ($0.04 per share) compared to a net loss of $716,895 ($0.08 per share) in the previous year. Losses include a $24,100 write-down of marketable securities reflecting a decrease in market value of securities received from joint-venture agreements. Revenue was substantially changed in nature as interest revenue dropped from $13,955 to $8,576 due to lower cash balances and lower market interest rates. This decrease was offset by option proceeds of $139,580 (2001-$45,016) and joint venture management revenue of $18,644. Accounting and legal expenses were lower by thirty percent, primarily due to acceptance of the 20F registration statement by the SEC. Investor services expenses increased by sixty percent to $52,991 (2001-$33,311) with related increases in travel costs (2002-$22,482, 2001-$14,148) as a result of increased participation in investor trade shows. Rimfire received Yukon Mining Incentives Program grants totaling $53,910 for regional exploration work. The Mineral Exploration Tax Credit (METC) for BC is only $3,745 for exploration conducted in 2002 because flow-through shares receive a similar tax credit such that expenditures renounced to the individual are not eligible for METC. Share-based compensation totaled 12,800 for the year ended January 31, 2003 while the previous year the figure was $245,280. This reflects options granted to officers and directors early in 2001 where very few options were granted during 2002.

Exploration expenditures, excluding those by joint-venture partners, totaled $223,972 (year ended Jan. 31, 2002 - $170,861), and property acquisition costs totaled $149,303 (year ended Jan. 31, 2002 - $66,843). These expenditures included costs of travel, camp and accommodation ($17,856), chemical analysis ($6,385), drafting ($4,285), helicopter and aircraft ($46,257), professional geological fees and program management ($102,162), recording and filing fees ($32,952) and support activities ($14,075). Acquisition costs are costs incurred to stake the Adam and Simpson properties and the legal agreements concerning the William’s Gold and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Eagle, ER-Ogo-Fire, Thorn, Tide and William’s Gold properties.

Year Ended January 31, 2002

Net loss for the year ended January 31, 2002 was $716,895 compared to a loss of $ 606,111 for the year ended January 31, 2001. The principal reasons for the increased expenses were the write-down of marketable securities ($17,000), increased legal costs associated with filing the 20-F registration statement and property acquisitions ($59,057). Revenue from interest was $13,955 for the year, compared to $23,788 in the previous year. Mineral property exploration costs were significantly decreased reflecting an increase in funding by joint-venture partners.

The Corporation spent $170,861 on its properties during the year ended January 31, 2002. These expenditures included costs of travel, camp and accommodation ($13,664), chemical analysis ($5,047), drafting ($9,431), helicopter and aircraft ($14,239), professional geological fees and program management ($104,267), recording and filing fees ($13,277) and support activities ($10,936.)

LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2004, the Company had working capital, defined as current assets less current liabilities, of $1,071,452 compared to a working capital of $1,041,619 as at January 31, 2003. Significant exercises of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by lower acquisition costs and higher option proceeds. Overall general and administrative expenses were thirty-five percent higher in 2003 compared to the previous fiscal year. The Company expects that current working capital will be sufficient for the next two fiscal years. Completion of a private placement subsequent to the year-end has significantly increased the company’s treasury. As at April 30, 2004, working capital was increased to $3,791,960.

A total of 1,211,000 share purchase warrants were exercised in 2003 at prices of $0.40, $0.45 and $0.75. The Company issued the same number of shares for gross proceeds of $509,500. Employee stock options were exercised resulting in the issuance of 20,000 shares for proceeds of $7,000.

The Company’s issued and outstanding shares stood at 13,615,621 at year-end. The placement completed subsequent to year-end increased the Company’s issued and outstanding shares to 16,612,528. An additional 1,712,121 warrants exercisable before September 2005 were issued. 1,100,000 share purchase warrants were exercised in April resulting in current issued and outstanding share capital of 17,712,528 common shares. An additional 1,340,000 director and employee options exercisable before December 2008 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,654,772 will be added to the Company’s treasury, and shares outstanding will total 20,764,649.

As at January 31, 2003, the Company had working capital of $1,041,619, compared to a working capital of $383,506 as at January 31, 2002. Two private placements and significant exercises of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by larger government grants for exploration undertaken in the Yukon. Overall general and administrative expenses were ten percent higher in 2002 compared to the previous fiscal year.

Two financings were completed in 2002, raising a total of $542,000. Share issue costs totaled $51,840. In April, the Company received $440,000 by issuing 1,100,000 units priced at $0.40. Each unit consisted of one share and one share purchase warrant exercisable at $0.45 until April 15, 2004. The second financing was a flow-through offering in July for proceeds of $102,000. The Company issued 170,000 units priced at $0.60 per unit, where each unit consisted of one flow–through share and one non-flow-through share purchase warrant exercisable at $0.75 expiring July 3, 2003. Proceeds of this flow-through financing were used in part for exploration of the Company’s Adam property in northern British Columbia.

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

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity will be substantially determined by the success or failure of the Corporation’s exploration programs or the future acquisition of projects.

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. The nature of the Corporation’s interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled “Property, Plants and Equipment.”

For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, the Province of British Columbia or the Yukon Territorial Government, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

In the event that the Corporation does not fulfill its obligations under the terms of any of its option agreements, such agreement or agreements will terminate and title to the property will revert to the grantor of the original option.

Year Ended January 31, 2004

During the year ended January 31, 2004, the Corporation used $555,139 of its cash resources for operating activities, which included a net loss for the year of $901,405. Expenditures included net mineral property acquisition and exploration costs of $264,906, an increase of $129,262 from the previous year. The Corporation increased cash resources by $62,242 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 1,231,000 shares for proceeds of $516,500, pursuant to share purchase warrants and options at prices of $ 0.35 to $0.75 per share. Share issue costs totaled $982. As of January 31, 2004, consolidated cash amounted to $917,914, an increase of $1,872 from the beginning of the year.

Subsequent to year end, the Corporation the Company completed a concurrent brokered and non-brokered private placement that resulted in the issuance of 2,996,907 common shares for gross proceeds of $2,659,200. Each unit, priced at $0.90 per unit, consisted of one share and one-half share purchase warrant exercisable at $1.15 until September 2005. In addition to cash issue costs of $231,631, the Corporation issued 213,667 broker warrants which can be exercised at $0.90 until September 12, 2005. 1,100,000 share purchase warrants were exercised in April for gross proceeds of $495,000. Share issue costs were $2,182. As of April 30, 2004, consolidated cash amounted to $3,879,571, an increase of $2,961,657 from January 31.

Year Ended January 31, 2003

During the year ended January 31, 2003, the Corporation used $526,764 of its cash resources for operating activities, which included a net loss for the year of $507,303. Expenditures included net mineral property acquisition and exploration costs of $135,644, an increase of $13,020 from the previous year. During the year ended January 31, 2003, the Corporation completed two financings raising a total of $542,000. Share issue costs totaled $51,840. In April 2002, the Corporation received $440,000 by issuing 1,100,000 units priced at $0.40. Each unit consisted of one share and one share purchase warrant exercisable at $0.40 until April 15, 2004. The second financing was a flow-through offering in July for proceeds of $102,000. The Corporation issued 150,000 units priced at $0.60 per unit, where each unit consisted of one flow–through share and one non-flow-through share purchase warrant exercisable at $0.75 expiring July 3, 2003. Proceeds of this flow-through financing were used for exploration of the Corporation’s Adam property in northern British Columbia. A total of 1,436,333 share purchase warrants were exercised in 2002 at prices of $0.40 and $0.45. The Company issued the same number of shares for gross proceeds of $591,333. Employee stock options were exercised resulting in the issuance of 25,000 shares for proceeds of $6,250. As of January 31, 2003, consolidated cash amounted to $916,042, an increase of $541,474 from the beginning of the year.

Year Ended January 31, 2002

During the year ended January 31, 2002, the Corporation used $371,081 of its cash resources for operating activities, which included a net loss for the year of $716,895. Expenditures included net mineral property acquisition and exploration costs of $122,624, a decrease of $155,534 from the previous year. During the year ended January 31, 2002, the Corporation completed two financings raising a total of $335,000. Share issue costs totaled $41,283. In May 2001, the Corporation received $275,000 by issuing 1,100,000 units priced at $0.25. Each unit consisted of one share and one share purchase warrant exercisable at $0.40 until May 1, 2003. The second financing was a flow-through offering in July for proceeds of $60,000. The Corporation issued 150,000 units priced at $0.40 per unit, where each unit consisted of one flow–through share and one non-flow-through share purchase warrant exercisable at $0.40 in the first year and $0.45 in the second year, expiring July 17, 2003. Proceeds of this flow-through financing were used for exploration of the Corporation’s William’s Gold and Tide properties in northern British Columbia. A total of 142,000 share purchase warrants were exercised in 2001 at prices of $0.35 and $0.40. The Corporation issued the same number of shares for gross proceeds of $51,800. As of January 31, 2002, consolidated cash amounted to $374,568, a decrease of $29,250 from the beginning of the year.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

   Not Applicable.

TREND INFORMATION

   Not Applicable.

OFF-BALANCE SHEET ARRANGEMENTS

   The Company does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$40,250	$40,250	Nil	Nil	Nil
Mineral Property Interests – Option Payments [2]	100,000	100,000	Nil	Nil	Nil
Mineral Property Interests – Filing Fees[2]	1,432,735	80,645	361,590	714,525	275,975
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	1,572,985	220,895	361,590	714,525	275,975

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

David A. Caulfield, P. Geo,, President and Chief Executive Officer

David A. Caulfield, age 45, holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is also the President of Attunga Holdings Inc., a private British Columbia corporation.

Henry J. Awmack, P.Eng., Chairman

Henry J. Awmack, age 45, holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc., a private British Columbia corporation.

Mark E. Baknes, P.Geo, Vice President, Exploration

Mark E. Baknes, age 43, holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. In January 2003, Mr. Baknes resigned as a director of the Corporation to become a full-time senior officer. Mr. Baknes had been a geologist with Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1993. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Bipin Ghelani, C.A., Director

Bipin Ghelani, age 54, has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

 Dorothy G. Miller, Chief Financial Officer

Dorothy Miller, age 49, holds a Bachelor of Home Economics and is currently pursuing completion of CGA accounting designation. Ms. Miller has held an administrative position with Equity Engineering Ltd. since 1999. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of the Chairman, Henry J. Awmack.

Jack H.L. Miller, P.Eng, Director

Jack H.L. Miller, age 50, holds a B.A.Sc., M.A.Sc. in geological engineering and is a registered professional engineer. Mr. Miller is currently Vice President, Operations for Quadra Mining Ltd., however, Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include assistant general manager and senior mine engineer, Viceroy Gold Corp. (1987-1994), Vice President, Projects and Mine Superintendent, Gibraltar Mines Ltd. (1994-1996), Vice President, Projects, Westmin Resources (1996-1997), Vice President, Operations, Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002.)

P. Gary Paulson, Director

P. Gary Paulson, age 53, has been the President of Falcon Drilling Ltd. and Jempland Construction Ltd. since 1986.

Ian J. Talbot, Corporate Secretary

Ian J. Talbot, age 45, holds a B.Sc. in geology and an LL.B. (bachelors of laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. He is currently employed as in-house counsel with BHP Billiton Diamonds Inc. in Vancouver

CERTAIN AFFILIATIONS

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

The following directors and officers of the Corporation are also, or within the previous five years have been, directors, officers or promoters of the following corporations classified as “reporting companies” under Canadian law:

Name of Director/Officer	Reporting Issuer	Position	Period
Jack H.L. Miller	Quadra Mining Ltd. Imperial Metals Corp. Princeton Mining Corp.	Vice President, Operations Vice President, Operations Vice President, Operations	04/04 to present 05/98 to 11/02 02/97 to 04/98
Ian J. Talbot	Big Valley Resources Corp. KRL Resources Corp. Consolidated Logan Mines Ltd.	Corporate Secretary Corporate Secretary Corporate Secretary	06/95 to 09/99 10/98 to 07/00 02/98 to 07/00

David A. Caulfield and Mark E. Baknes each devote 100% of their time to the affairs of the Corporation. Henry J. Awmack spends approximately 5-10% of his time on the affairs of the Corporation, while Bipin Ghelani, Jack H.L. Miller, and P. Gary Paulson each allot less than 5% of their time to the Corporation’s business. Dorothy G. Miller devotes 75% of her time to administrative and financial functions within the Corporation. Ian J. Talbot allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of January 31, 2004, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compe-nsation ($)
David A. Caulfield, President, CEO[1]	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	300,000 150,000 150,000	NIL NIL NIL	NIL NIL NIL	$66,000[1] $60,000[1] $60,000[]
Henry J. Awmack, Chairman	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	175,000 150,000 150,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Mark E. Baknes, Vice President	Jan. 2004 Jan. 2003 Jan. 2002	$62,000 $5,000 NIL	NIL NIL NIL	NIL NIL NIL	250,000 150,000 150,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Bipin Ghelani, Director	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A	85,000 75,000 N/A	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A
Dorothy Miller, CFO[2]	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	75,000 NIL 25,000	NIL NIL NIL	NIL NIL NIL	$27,538[2] $16,830[2] $16,500[2]
Jack H.L. Miller, Director	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	100,000 75,000 75,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
P. Gary Paulson, Director	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	100,.000 75,000 75,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Ian J. Talbot, Corporate Secretary[3]	Jan. 2004 Jan. 2003 Jan. 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	25,000 20,000 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL

[1]   Pursuant to the terms of a Management Agreement dated March 1, 1999 (amended December 1, 2003), Equity Engineering Ltd. is paid the sum of $8,000 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management and Consulting Contracts".

[2]   Pursuant to the terms of a Management Agreement dated December 1, 2003, Equity Engineering Ltd. is reimbursed for salary and benefits paid for the services of Dorothy Miller. Refer to "Management and Consulting Contracts".

[3]   Ian Talbot was an associate lawyer with the law firm of Richards Buell Sutton until January 2002 and provided ongoing legal services to the Corporation. During the fiscal year ended January 31, 2002, the Corporation paid the firm of Richards Buell Sutton $ 22,794 for legal services and disbursements.

As at January 31, 2004, the Corporation has granted rights to purchase or acquire an aggregate of 2,410,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the Common Shares on April 30, 2004 as traded on the TSX Venture Exchange was $0.97.

Outstanding Employee and Director Stock Options as at January 31, 2004

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Henry Awmack	150,000 25,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
Mark Baknes	150,000 100,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
David Caulfield	150,000 150,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
Bipin Ghelani	75,000 10,000	January 15, 2003 Dec. 18, 2003	$0.60 0.95	January 15, 2008 Dec. 18, 2008	$0.60 0.95
Dorothy Miller	75,000	Dec. 18, 2003	$0.95	Dec. 18, 2008	$0.95
Jack Miller	75,000 25,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
Gary Paulson	75,000 25,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
Ian Talbot	25,000	Dec. 18, 2003	$0.95	Dec. 18, 2008	$0.95
Jason Weber [1]	100,000 50,000	March 2, 2001 Dec. 18, 2003	$0.25 0.95	March 2, 2006 Dec. 18, 2008	$0.25 0.95
Michael Williams [2]	50,000	January 9, 2003	$0.60	January 9, 2005	$0.60
Total	1,310,000

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

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2004, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of three years, and may be terminated by the Corporation on six months’ notice. The agreement was renewed for a further three years on March 1, 2002. In December 2003, the contract was amended to increase the payment for David Caulfield’s services to $8,000 per month which more closely approximates the cost of hiring a full-time employee. Equity is not at arm’s length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation.

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

During the fiscal year ended January 31, 2004, there were six such projects: Adam, RDN, and Thorn properties in British Columbia and the Yukon Mining Incentives Program, including the Simpson property, in the Yukon.

Equity was paid $5,152 of the total costs of $7,750 for the Adam project. The bulk of this amount was geological consulting fees and project management fees ($3,062), drafting ($1,328), printing and maps ($476), and support costs ($286). The Corporation paid for the remaining supporting activities and recording fees of $2,410).

Equity was paid $3,239 of the total costs of $7,410 for the RDN project. This amount was comprised of geological consulting fees and project management fees ($2,438), drafting ($500), and support costs ($301). The Corporation paid for the remaining supporting activities, including $3,211 for technical assistance.

The Thorn project represented a different type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, Cangold Limited for reimbursement. A Joint Venture management fee of 7.5 % was charged on all costs paid by the Corporation. The Corporation’s share of expenditures was $11,853 of which Equity was paid $1,981 for geological consulting fees and project management fees, $1,455 for drafting and $381 for support services. The Corporation provided technical assistance costs of $6,597., drafting of $556 and camp and travel costs of $883.

Equity was paid $64,485 of the total costs of $69,091 for the Simpson project. This amount was comprised of aircraft and helicopter charters ($15,456), camp and support costs ($5,557), chemical analysis ($9,892), communication ($1,188), maps and reproductions ($2,162), and geological consulting fees and project management fees ($30,230) . The Corporation paid for helicopter charters ($1,799), travel costs ($523) and technical assistance ($2,284).

Total cost for the other two projects carried out under the Yukon Mining Incentives Program was $76,790 of which Equity was paid $72,997. The bulk of this amount was geological consulting fees and project management fees of $33,901, aircraft and helicopter charters of $20,784, and chemical analysis costs of $8,533. The remainder was travel, camp and accommodation ($4,301), printing and maps ($2,227), drafting ($1,298), communications ($890), support and other services ($1,063). The Corporation paid for technical assistance ($3,690) and other costs ($103).

During the fiscal year ended January 31, 2003, there were six such projects: Adam, RDN, Thorn, Tide, and William’s Gold properties in British Columbia and the Yukon Mining Incentives Program in the Yukon.

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

The Thorn project represented a different type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, First Au Strategies for reimbursement. A Joint venture management fee of 7.5 % was charged on all costs paid by the Corporation. The Corporation’s share of expenditures was $3,741 of which Equity was paid $1,988 for geological consulting fees and project management fees, $484 for drafting and $452 for support services. The Corporation provided recording fees of $217 and technical assistance costs of $600.

Equity was paid $1,812 of the total costs of $2,279 for the Tide project. This amount was comprised of maps and reproductions ($857), geological consulting fees and project management fees ($788) and support costs ($167). The Corporation paid for drafting ($175) and technical assistance ($292).

Equity was paid $4,118 of the total costs of $5,212 for the William’s Gold project. This amount was comprised of geological consulting fees and project management fees ($3,742), support costs ($190), and maps and reproductions ($186). The Corporation paid for filing fees ($700), technical assistance ($327) and the remaining supporting activities ($67).

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

During the fiscal year ended January 31, 2002, there were four such projects: William’s Gold, Tide, RDN and Thorn properties in British Columbia. Equity was paid $53,614 of the total costs of $63,471 for the William’s Gold project. The bulk of this amount was aircraft and helicopter charters of $6,078, chemical analysis costs of $3,103, drafting costs of $3,080, geological consulting fees and project management fees of $27,249, support costs of $4,618 and travel, camp and accommodation costs of $4,560. The remainder was freight ($1,396) and printing and maps ($3,530.) Other firms or the Corporation provided camp costs ($400), drafting ($1,024), helicopter charters ($4,391), recording fees ($3,269), travel costs ($515), and other services ($258).

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

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2004.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2004 as follows:

	Monthly	Yearly
David A. Caulfield	$8,000 [1]	$96,000
Henry J. Awmack	Nil	Nil
Mark E. Baknes	$6,000	$72,000
Dorothy Miller	$2,465 [2]	$29,580

[1]    Paid to Equity Engineering Ltd. pursuant to the terms of a December 1, 2003 management agreement.

[2]    Paid to Equity Engineering Ltd. pursuant to the terms of a December 1, 2003 management agreement for 60% of full-time equivalent.

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

BOARD PRACTICES

The directors of the Corporation are elected by the Corporation shareholders at the Corporation’s Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation.

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, Jack H.L. Miller and P. Gary Paulson. The Corporation does not have a formal compensation committee, however independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval.

EMPLOYEES

The Corporation has three employees, Mark Baknes, Vice President, Exploration, Robert Duncan, Manager, Exploration and Jason Weber, Manager, Corporate Communication. All other personnel are retained under contract with Equity Engineering Ltd. See Management and Consulting Contracts above.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2004.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
David A. Caulfield, P. Geo. Coquitlam, B.C. President, Chief Executive Officer, Director and Promoter	Common Shares: 702,501[1] Options: 270,000[2,3] Warrants: 69,000[4]	3.97%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,352,401[1] Options: 175,000[2] Warrants: 37,500[4]	7.64%
Mark E. Baknes, P.Geo. Vancouver, B.C. Vice-President, Exploration	Common Shares: 501,000[1] Options: 250,000[2] Warrants: Nil	2.83%
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 63,000[1] Options: 85,000[2] Warrants: Nil	0.36%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: Nil Options: 25,000[2] Warrants: Nil	0.0%
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 206,000[1] Options: 100,000[2] Warrants: Nil	1.16%
P. Gary Paulson Prince George, B.C. Director	Common Shares: 93,680[1] Options: 100,000[2] Warrants: Nil	0. 53%
Ian J. Talbot North Vancouver, B.C. Corporate Secretary	Common Shares: 34,500[1] Options: 25,000[2] Warrants: 5,000[4]	0.19%

[1]   Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2004, based upon information furnished by the respective shareholders.

[2]   Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors, officer and employees of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]    Subsequent to year end, 30,000 options were relinquished resulting in a balance of options outstanding of 270,000 .

[4]   Warrant to purchase shares at $1.15 prior to 4:00 p.m. on September 23, 2005. These warrants do not carry any voting rights.

Of the shares beneficially held by David Caulfield, 145,001 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Henry Awmack, 65,001 shares are beneficially held by Running Dog Resources Inc, a private British Columbia corporation controlled by Henry Awmack.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the Named Executive Officers and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the end of the Financial Year (#) Exercisable	Value of Unexercised In-the-Money Options as of January 31, 2004 [1]
Henry J. Awmack	Nil	Nil	175,000	$90,000
Mark E. Baknes	Nil	Nil	250,000	$90,000
David A. Caulfield	Nil	Nil	300,000	$90,000
Bipin Ghelani	Nil	Nil	85,000	$ 18,750
Dorothy Miller	25,000	$10,000	75,000	$ --
Jack H.L. Miller	Nil	Nil	100,000	$45,000
P. Gary Paulson	Nil	Nil	100,000	$45,000

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2004.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON[2]	Common Shares: 11,915,906 [1]	87.5%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,382,401[1] Options: 175,000[3]	9.9%
Prudent Bear Fund Dallas, TX	Common Shares: 1,220,000[1] Warrants: 1,000,000[4]	9.0%
David A. Caulfield, P. Geo. Coquitlam, B.C. President, Chief Executive Officer, Director and Promoter	Common Shares: 702,501[1] Options: 300,000[3]	5.2%

[1]   Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2004, based upon information furnished by the respective shareholders.

[2]   Canadian Depository for Securities Limited (“CDS & Co.”) is the registered holder, as nominee, of a total of 11,915,906 Common Shares of the Corporation, representing 87.5 % of the issued and outstanding shares. The Corporation is unaware of the beneficial owners of the shares held by CDS & Co.

[3]    Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officers are set forth under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[4]   Warrants to purchase shares at $0.45 prior to 4:00 p.m. on April 15, 2004. These warrants do not carry any voting rights.

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The Corporation has not paid any dividends since its incorporation and does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation’s policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, the Corporation’s earnings, capital requirements and operating conditions.

RELATED PARTY TRANSACTIONS

As at January 31, 2004, the Corporation was indebted to Equity Engineering Ltd. (“Equity”) in the amount of $32,710 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation. During the year ending January 31, 2004, the Corporation also paid Equity $260,926 for geological consulting services and $144,087 for providing general corporate and administrative services to the Corporation.

The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services.

General corporate and administrative services provided by Equity during the financial year ended January 31, 2003 consisted of the following: $2,200 for investor services, $66,264 for management services, $12,098 for office, $36,582 for rent and $26,943 for support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at standard commercial rates.

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

   Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2004 and 2003

Statements of Loss and Deficit, Statements of Mineral Property Expenditures and

Statements of Cash Flows, all for the fiscal years ended January 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

SIGNIFICANT CHANGES

The Corporation has completed a concurrent brokered and non-brokered private placement subsequent to the financial year ending January 31, 2004. 2,996,907 common shares were issued for gross proceeds of $2,659,200. Each unit, priced at $0.90 per unit, consisted of one share and one-half share purchase warrant exercisable at $1.15 until September 2005. In addition to cash issue costs of $231,631, the Corporation issued 213,667 broker warrants which can be exercised at $0.90 until September 12, 2005. In addition, 1,100,000 share purchase warrants were exercised in April for net proceeds of $492,818. This substantially increased the Corporation’s cash position and increased shares outstanding by thirty percent. As of April 30, 2004, consolidated cash amounted to $3,879,571, an increase of $2,961,657 from January 31. There are 17,712,528 shares issued and outstanding at April 30, 2004 while the fully diluted figure increased from 15,025,621 to 20,764,649. There are no other significant changes since year-end.

ITEM 9   THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

The common shares of the Corporation have been listed and posted for trading on the TSX Venture Exchange. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the period January 1, 2003 to June 30, 2004.

2003	High	Low	Volume
January 1-31, 2003	$ 0.70	$ 0.55	386,946
February 1-28, 2003	0.80	0.55	255,800
March 1-31, 2003	0.76	0.58	90,300
April 1-30, 2003	0.75	0.51	268,900
May 1 - 31, 2003	0.75	0.58	218,050
June 1 - 30, 2003	0.80	0.68	455,939
July 1-31, 2003	1.10	0.75	1,028,921
August 1-31, 2003	1.25	0.90	492,275
September 1-30, 2003	1.20	0.89	448,489
October 1-31, 2003	1.00	0.81	415,560
November 1-30, 2003	1.18	0.88	535,835
December 1-31, 2003	1.05	0.89	236,750
January 1-31, 2004	1.01	0.84	297,340
February 1-28, 2004	1.07	0.84	455,392
March 1-31, 2004	1.19	0.90	266,650
April 1-30, 2004	1.50	0.92	576,420
May 1-31, 2004	1.15	0.90	257,864
June 1-30, 2004	1.05	0.90	217,404

Fiscal 2002	High	Low	Volume
First Quarter	$0.75	$0.45	612,800
Second Quarter	0.84	0.38	792,877
Third Quarter	0.59	0.35	512,733
Fourth Quarter	0.71	0.35	1,115,546

Fiscal 2003	High	Low	Volume
First Quarter	$0.80	$0.51	615,000
Second Quarter	1.10	0.58	1,702,910
Third Quarter	1.25	0.81	1,356,324
Fourth Quarter	1.18	0.84	1,069,925

Fiscal 2004	High	Low	Volume
First Quarter	$1.50	$0.84	1,298,462

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the last four fiscal years, commencing with the initial public offering in June 1999.

Fiscal Year ending	High	Low	Volume
January 31, 2004	$1.25	$0.51	4,744,159
January 31, 2003	$0.84	$0.35	3,033,956
January 31, 2002	$0.66	$0.23	1,775,916
January 31, 2001	$0.51	$0.20	554,165
January 31, 2000	$0.55	$0.25	2,425,500

At January 31, 2004, 1,311,600 Common Shares were held by 9 registered holders in the United States, representing an aggregate of 9.63% of the Corporation’s total issued and outstanding Common Shares. The Corporation is not listed for trading on any securities exchange in the United States, and there has been no market in the United States for the Common Shares.

At January 31, 2004, there were 13,615,621 of the Corporation’s Common Shares outstanding.

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's authorized capital consists of 100,000,000 common shares without par value, of which 13,615,621 are issued and outstanding as at January 31, 2004.

The Corporation's head office and its registered and records office is located at Suite 700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

Pursuant to the requirements of the British Columbia Company Act, a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the British Columbia Company Act and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation shareholders.

Pursuant to the requirements of the British Columbia Company Act, a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the British Columbia Company Act or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

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

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There is a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes. The Corporation intends to commence the transition process at the 2004 annual general meeting by obtaining shareholder approval of special resolutions adopting new articles of incorporation. After approval by the shareholders, these amended articles will become effective upon filing with Corporate Registry.

MATERIAL CONTRACTS

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement is for a term of three years, and may be terminated by the Corporation on six months’ notice. The agreement was renewed for a further three years on March 1, 2002. In December 2003, the contract was amended to increase the payment for David Caulfield’s services to $8,000 per month which more closely approximates the cost of hiring a full-time employee.  Equity is not at arm’s length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation.

EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation’s shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See this Item 10, Taxation subheading, below.

The Investment Canada Act (the “Act”), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000.00 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000.00. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act require the investor to file a notification.

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

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A “Canadian business” is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

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

•

all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

•

all indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

•

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

TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advise from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. When a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends, the withholding tax rate on the gross amount of dividends is reduced to 5%.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian Property” within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident, (b) the person with whom the non-resident dealt did not deal at arm’s length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm’s length own or are considered to own not less than 25% of the issued shares of any class of the Corporation.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

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

DOCUMENTS ON DISPLAY

All material contracts may be inspected at the Corporation’s offices, 700 – 700 West Pender Street, Vancouver, British Columbia, during normal business hours.

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

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   Not Applicable.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   None

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS          AND USE OF PROCEEDS

   Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance guidelines which were adopted by the board of directors on November 20, 2002.

The Corporation has had a system of internal financial controls operating since inception. Significant changes to authorization for payment of invoices and distribution of financial information to members of the board of directors were initiated at the beginning of the fiscal year that ended January 31, 2003. The auditor reported to the audit committee meeting on May 5, 2003 and again on May 3, 2004 that the internal controls appear to be functioning as they should and that no additional changes should be made at this time.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of Financial Expert on the Corporation’s audit committee. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

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

The codes of ethics and corporate governance policy were filed as exhibits in connection with the Registrant’s Form 20-F dated July 7, 2003. The Corporation will provide copies of these codes of ethics to any person, upon written request to the secretary of the Company at its address at 700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ending January 31, 2004	Fiscal Year ending January 31, 2003
Audit Fees	12,500	14,000
Audit-related fee	--	7,300
Tax services - Canadian	1,500	1,500
Tax services - US	--	1,200
All other fees	Nil	Nil
Total fees billed	14,000	24,000

The Corporation’s auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Company’s 20-F Registration Statement.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.  These services would have consisted of assistance in the documentation of processes and controls.

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees.  The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2004 and 2003

Statements of Loss and Deficit, Statements of Mineral Property Expenditures and

Statements of Cash Flows, all for the fiscal years ended January 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

ITEM 18  FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.1	Certificate of Incorporation dated May 7, 1991	*
1.2	Certificates of Name Change dated November 4, 1997	*
1.3	Articles (Bylaws) of the Corporation	*
1.4	Amendments to Articles of the Corporation, dated November 8, 1991	*
1.5	Amendments to Articles of the Corporation dated December 30, 1991	*
1.6	Amendments to Articles of the Corporation dated June 1, 1997	*
1.7	Amendments to Articles of the Corporation dated October 27, 1997	*
4.1	Option Agreements between the Corporation and Henry Awmack dated February 15, 1999	*
4.2	Option Agreements between the Corporation and Mark Baknes dated February 15, 1999	*
4.3	Option Agreements between the Corporation and David Caulfield dated February 15, 1999	*
4.4	Option Agreements between the Corporation and Jack Miller dated February 15, 1999	*
4.5	Option Agreements between the Corporation and Gary Paulson dated February 15, 1999	*
4.6	Option Agreement between the Corporation and Jason Weber dated February 5, 2000	*
4.7	Escrow Agreement between the Corporation and Henry Awmack, Mark E. Baknes, and David A. Caulfield dated January 15, 1999	*
4.8	Joint Venture/Option Agreement between Western Keltic Mines, Ltd., Barrick Gold Corporation and Rimfire Minerals Corporation dated May 21, 1999	*
4.9	Exploration and Option Agreement between Western Keltic Mines Alaska, Inc. and Barrick Gold Corporation dated August 25, 1999	*
4.10	Property Agreement between Rimfire Minerals Corporation and Kohima Pacific Gold Corporation dated March 1, 2000	*
4.11	Property Agreement between Rimfire Minerals Corporation and Rockie Saliken/Neil DeBock dated July 31, 1997	*
4.12	Option Agreement between Boliden (Westmin) and Rimfire Minerals Corporation dated July 1, 1998 and amended October 11, 2000	*
4.13	Letter of Agreement between Equity Engineering Ltd. and Rimfire Minerals Corporation dated April 30, 2000	**
4.14	Letter of Agreement between Western Keltic Mines Inc. and Rimfire Minerals Corporation dated June 24, 1998	**
4.15	Management Agreement between Equity Engineering Ltd. and Rimfire Minerals Corporation dated March 1, 1999	**
4.16	Property Option Agreement between Rimfire Minerals Corporation, Lorne Warren and John Mirko dated May 17, 2001	***
4.17	Option Agreement between Rimfire Minerals Corporation and First Au Strategies Corporation dated March 1, 2002	****
4.18	Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Eagle Project, Goodpaster Mining District	****
4.19	Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – ER-Ogo-Fire Project, Goodpaster Mining District	****
4.20	Option and Joint Venture Agreement between Homestake Canada Inc. and Rimfire Minerals Corporation dated April 23, 2002	*****
4.21	Agreement of Purchase and Sale between Lorne Warren, John Mirko and Rimfire Minerals Corporation dated June 25, 2002	a
4.22	Property Option Agreement between Rimfire Minerals Corporation and Plutonic Capital Corporation dated October 28, 2002	a
4.23	Property Option Agreement between Rimfire Minerals Corporation and Stikine Gold Corporation dated December 18, 2002	a
4.24	Option Agreement amendment between Rimfire Minerals Corporation and Stikine Gold Corporation dated March 26, 2003	a
4.25	Addendum to Mining Joint Venture Agreement between Homestake Canada Inc. and Rimfire Minerals Corporation dated May 23, 2002	a
4.26	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated July 25, 2003	111
4.27	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated October 20, 2003	113
4.28	Property Option Amendment Agreement between Plutonic Capital Inc., Serengeti Resources Inc. and Rimfire Minerals Corporation dated November 20, 2003	116
4.29	Yukon Targeted Exploration Initiative Agreement between Newmont Mining Corporation and Rimfire Minerals Corporation dated November 14, 2003	119
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation dated December 1, 2003	125
4.31	Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Eagle Project, Goodpaster Mining District dated December 17, 2003	129
4.32	Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – ER-Ogo-Fire Project, Goodpaster Mining District dated December 17, 2003	133
4.33	Letter of Agreement to option RDN property between Northgate Minerals Corporation (Northgate Exploration Limited) and Rimfire Minerals Corporation dated March 16, 2004	137
4.34	Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Beverly Project, Goodpaster Mining District dated June 14, 2004	139
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	**
11.1	Corporate Governance Policy adopted November 20, 2002	a
11.2	Code of Ethics – Board of Directors dated January 31, 2003	a
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	a
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	a
11.5	Incentive Stock Option Plan	200
12.1	Certification by Chief Executive Officer	210
12.2	Certification by Chief Financial Officer	211
13.1	Certification by Chief Executive Officer	212
13.2	Certification by Chief Financial Officer	213

*   Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F Registration Statement filed February 13, 2001.

**    Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Annual Report on Form 20-F filed July 31, 2001.

***   Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated November 15, 2001.

****   Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated March 21, 2002.

*****   Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated June 28, 2002.

a   Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 7, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RIMFIRE MINERALS CORPORATION

By:       “David A. Caulfield”

David A. Caulfield

   President & Director

Date: July 22, 2004

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2004

and Auditors’ Report

Hay & Watson  CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2004 and 2003 and the consolidated statements of loss and deficit, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2004 (all expressed in Canadian dollars).  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at January 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended January 31, 2004 in accordance with Canadian generally accepted accounting principles.  As required by the Business Corporations Act, British Columbia we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  The effect of the application of United States generally accepted accounting principles on the net loss for each year and total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 10 to the consolidated financial statements.

“Hay & Watson”

Chartered Accountants

Vancouver, B.C.

March 26, 2004

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9   ●   Tel: (604) 732-1466  Fax: (604) 732-3133

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Rimfire Minerals Corporation and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management’s best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, an independent firm of Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

“David A. Caulfield”

David A. Caulfield, P.Geo

President & Chief Executive Officer

“Dorothy Miller”

Dorothy G. Miller

Chief Financial Officer

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Years Ended January 31
(Expressed in Canadian Dollars)

	2004	2003	2002
		(Restated)	(Restated)
Mineral Property Operations
Revenue
Option proceeds	$191,792	$139,580	$45,016
Expenses
Acquisition costs	98,200	149,303	66,843
Exploration expenditures	320,743	223,972	170,861
Exploration tax credits	(62,131)	(57,655)	(13,335)
	356,812	315,620	224,369

Other Operations
Revenue
Interest	24,078	8,576	13,955
Project management fees	31,834	18,644	-
Other	323	450	-
	56,235	27,670	13,955

Expenses
Accounting and legal	21,535	42,744	59,057
Depreciation	7,761	5,628	5,457
Foreign exchange losses	32,028	5,596	-
Investor services	106,188	52,991	33,311
Management services	71,767	57,354	54,567
Share-based compensation	411,208	12,800	245,280
Office	39,758	29,477	22,633
Rent	36,582	34,642	35,834
Salaries and support services	85,152	67,984	61,860
Telephone and fax	3,341	3,135	2,350
Travel and entertainment	32,142	22,482	14,148
	847,462	334,833	534,497

Loss Before Marketable Securities Transactions	956,247	483,203	699,895

Write Down of Marketable Securities	-	24,100	17,000
Gain on Sale of Marketable Securities	54,842	-	-

Net Loss	901,405	507,303	716,895

Deficit, Beginning of Year
Previously reported	2,844,232	2,347,169	615,896
Prior years’ share-based compensation (Note 2 )	255,520	245,280	-
Mineral property costs previously capitalized (Note 2)	-	-	1,259,658
Restated	3,099,752	2,592,449	1,875,554

Deficit, End of Year	$4,001,157	$3,099,752	$2,592,449

Loss Per Share	$0.07	$0.04	$0.08

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2004	2003
ASSETS			(Restated)
Current
Cash		$917,914	$916,042
Marketable securities (Note 3)		107,500	40,900
Accounts receivable		92,093	121,055
Prepaid expenses		14,963	10,285
		1,132,470	1,088,282

Office and Computer Equipment, less accumulated
depreciation of $29,732 (2003 - $21,971)		23,963	18,075
Project Deposits (Note 4)		20,200	13,100
Mineral Property Interests (Notes 2 and 5)		-	-

		$1,176,633	$1,119,457

LIABILITIES
Current
Accounts payable and accruals		$28,308	$22,604
Payable to related party (Note 7)		32,710	24,059
		61,018	46,663

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		4,447,484	3,914,466
Contributed Surplus (Notes 2 and 6 )		669,288	258,080
Deficit		(4,001,157)	(3,099,752)
		1,115,615	1,072,794

		$1,176,633	$1,119,457

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2004	2003	2002
Cash Flows Used for Operating Activities
Other Operations
Cash paid to suppliers and employees	$(367,721)	$(407,062)	$(268,481)
Repayment of advances from related party	8,651	3,784	6,069
Revenue received	68,837	12,158	13,955
Mineral property interest costs
Acquisition costs	(80,700)	(70,553)	(24,076)
Exploration costs	(320,743)	(224,917)	(169,916)
Exploration tax credits	18,745	52,246	51,368
Mineral property interest option proceeds	117,792	107,580	20,000

	(555,139)	(526,764)	(371,081)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	62,242	--	--
Project deposits	(7,100)	(13,100)	-
Purchase of office and computer equipment	(13,649)	(6,405)	(3,686)

	41,493	(19,505)	(3,686)

Cash Flows From Financing Activities
Common shares issued for cash	516,500	1,139,583	386,800
Share issue costs	(982)	(51,840)	(41,283)

	515,518	1,087,743	345,517

Increase (Decrease) in Cash	1,872	541,474	(29,250)
Cash, Beginning of Year	916,042	374,568	403,818

Cash, End of Year	$917,914	$916,042	$374,568

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$(17,500)	$(78,750)	$(43,750)
Shares issued for acquisition of
mineral property interests	17,500	78,750	43,750
Marketable securities received	(74,000)	(32,000)	(26,000)
Mineral property interest option proceeds	74,000	32,000	26,000
Write down of marketable securities	--	24,100	17,000
Reduction in carrying value of marketable
securities	--	(24,100)	(17,000)
Share-based compensation expense	(411,208)	(12,800)	(245,280)
Contributed surplus	411,208	12,800	245,280

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Adam	Fer	RDN	Simpson	Thorn	Tide	William’s Gold	Alaska	Other	Total
Acquisition Costs	$ -	$ -	$ 18,283	$ -	$ 50,033	$ -	$ -	$ 2,244	$ -	$ 70,560
Exploration Expenditures	-	1,394	5,962	-	281,373	-	-	5,091	19,406	313,226
Exploration Tax Credits	-	-	(1,081)	-	(49,598)	-	-	-	(689)	(51,368)
Option Proceeds	-	-	-	-	-	-	-	(12,000)	-	(12,000)

Net expenditures, year ended January 31, 2001	-	1,394	23,164	-	281,808	-	-	(4,665)	18,717	320,418

Acquisition Costs	-	-	-	-	36,250	459	30,134	-	-	66,843
Exploration Expenditures	-	-	18,291	-	12,850	39,094	63,471	12,116	25,039	170,861
Exploration Tax Credits	-	-	(3,434)	-	(2,350)	(7,551)	-	-	-	(13,335)
Option Proceeds	-	-	(19,016)	-	-	-	-	(26,000)	-	(45,016)

Net expenditures, year ended January 31, 2002	-	-	(4,159)	-	46,750	32,002	93,605	(13,884)	25,039	179,353

Acquisition Costs	2,254	-	3,494	7,934	37,111	3,835	89,473	2,192	3,010	149,303
Exploration Expenditures	50,988	4,801	5,960	34,977	3,741	2,279	5,212	28,520	87,496	223,974
Exploration Tax Credits	(749)	-	(1,159)	(15,000)	(669)	(285)	(884)	-	(38,910)	(57,656)
Option Proceeds		-	(50,000)	-	(47,000)	(2,000)	(10,000)	(30,580)	-	(139,580)

Net expenditures, year ended January 31, 2003	52,493	4,801	(41,705)	27,911	(6,817)	3,829	83,801	132	51,596	176,041

Acquisition Costs	-	517	-	540	30,957	2,369	21,250	17,263	25,304	98,200
Exploration Expenditures	7,750	8	7,410	69,091	11,853	802	3,644	48,685	171,500	320,743
Exploration Tax Credits	-	-	(1,889)	(30,242)	-	-	-	-	(30,000)	(62,131)
Option Proceeds	-	-	-	-	(41,000)	(61,000)	(50,000)	(39,792)	-	(191,792)

Net expenditures, year ended January 31, 2004	7,750	525	5,521	39,389	1,810	(57,829)	(25,106)	26,156	166,804	165,020

Cumulative net expenditures, January 31, 2000	-	86,023	820,880	-	-	-	-	36,923	50,387	994,213

Cumulative net expenditures, January 31, 2004	60,243	92,743	803,701	67,300	323,551	(21,998)	152,300	44,662	312,543	1,835,045
Less write-downs and abandonments	-	-	-	-	-	-	-	(6,290)	(187,131)	(193,421)

Net mineral property costs, January 31, 2004	$ 60,243	$ 92,743	$ 803,701	$ 67,300	$ 323,551	$ (21,998)	$ 152,300	$ 38,372	$ 125,412	$ 1,641,624

   RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2004

(Expressed in Canadian Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements, and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company’s wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd. (collectively the “Company”).

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

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

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

The amounts shown for mineral property expenditures and related costs do not necessarily represent present or future recoverable values.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Notes 2 and 6.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest.

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

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

Loss per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

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

2.   ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year.  These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees.  The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1.  The Company accordingly decreased mineral property interests and increased deficit at January 31, 2002 by $1,259,658 and increased net loss for the year ended January 31, 2002 by $304,692 and loss per share by $0.04.

3.   MARKETABLE SECURITIES

	2004	2003
Blackstone Ventures Inc.	$ -	$ 6,000
CANGOLD Ltd. (formerly First Au Strategies Corp.) – 150,000 shares (2003 -100,000 shares)	48,000	32,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. - 150,000 shares	33,000	-
Stikine Gold Corp. - 100,000 shares	25,000	-
Western Keltic Mines Inc. –100,000 shares (2003 - 200,000 shares)	26,000	52,000

	150,000	108,000
Less write-down to estimated market value	(42,500)	(67,100)

	$ 107,500	$ 40,900

Fair market value of the marketable securities on January 31, 2004 was approximately $185,500.

4.   PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. During 2002 a reclamation bond in the amount of $3,500 was deposited for the Tide property for a planned exploration program and a reclamation bond in the amount of $9,600 was deposited for the Thorn property. The Thorn bond was increased during the fiscal year by $7,100 for the planned drill program, for a total of $16,700. The Tide program was postponed, however this bond remains in place for exploration next year.

5.   MINERAL PROPERTY INTERESTS

   Expenditures on mineral property interests during the years ended January 31 were:

	2004	2003
Acquisition Costs	$98,200	$149,303

Exploration Costs
Aircraft and helicopter	39,204	46,257
Camp	15,177	13,031
Chemical analysis	25,033	6,385
Drafting	8,981	4,285
Equipment rental	4,975	4,560
Freight	722	1,725
Geological and engineering	142,869	82,984
Maps and reproductions	5,529	6,034
Materials	2,501	1,308
Project management	26,607	19,178
Recording and filing	36,389	32,952
Travel	12,756	5,274

		223,973
Exploration tax credits and grants	(62,131)	(57,655)

	258,612	166,318

Option Proceeds	(191,792)	(139,580)

Cumulative Net Expenditures, Beginning of Year	1,670,025	1,493,984

Cumulative Net Expenditures, End of Year	$1,835,045	$1,670,025

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company will earn its interest on completion of the following:

Cash payments of:

•

$15,000 upon signing (paid)

•

$15,000 on December 1, 2000 (paid)

•

$10,000 on March 1, 2001 (paid)

•

$15,000 on March 1, 2002 (paid)

•

$25,000 on March 1, 2003(paid)

•

$50,000 on March 1, 2004 (paid subsequent to year end)

•

$100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:

•

50,000 common shares upon signing (issued)

•

50,000 common shares on March 1, 2001 (issued)

•

25,000 common shares on September 1, 2001 (issued)

•

25,000 common shares on March 1, 2002 (issued)

•

25,000 common shares on September 1, 2002 (issued)

•

25,000 common shares on March 1, 2003(issued)

The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (formerly First Au Strategies Corporation “CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004 (completed)

•

an additional $500,000 on or before March 1, 2005

Cash payments to the Company of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004 (received subsequent to year end)

•

$100,000 on or before March 1, 2005

Issuing to the Company:

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2004 (received subsequent to year end)

•

50,000 common shares of CANGOLD on or before March 1, 2005

The Company and CANGOLD will enter into a formal joint venture agreement for further development of the property after CANGOLD has earned the 51% interest.

RDN Claims, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

On April 23, 2002, the Company signed a Mining Joint Venture Agreement with Homestake Canada Inc. (“Homestake”), which provided that Homestake could earn a 75% interest in the property.

On January 8, 2004 the Company received notice from Homestake relinquishing the option.

The Company signed an agreement, effective March 8, 2004, with Northgate Exploration Limited (“Northgate”) to permit Northgate to earn a 51% interest in the RDN by funding $5 million in exploration and making staged cash payments amounting to $200,000 over three years.  An additional 9% interest in the project may be acquired by funding all expenditures through to the completion of a feasibility study.  Rimfire will be project operator until Northgate has earned its 51% interest.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the Company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of the following:

Incurring expenditures of at least:

•

$125,000 on or before December 31, 2002 (completed)

•

an additional $300,000 on or before December 31, 2003 (completed)

•

an additional $350,000 on or before December 31, 2004

•

an additional $725,000 on or before December 31, 2005

Issuing to the Company:

•

100,000 common shares on or before August 31, 2003 (received)

•

50,000 common shares on or before June 15, 2004

•

$50,000 or the equivalent in common shares on or before June 15, 2005

•

$50,000 or the equivalent in common shares on or before June 15, 2006

Making cash payments to the Company of:

•

$10,000 upon signing of the agreement (received)

•

$25,000 on or before May 1, 2003 (received)

•

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company within 10 days of regulatory approval. Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before July 24, 2004

•

$35,000 on or before July 24, 2005

•

$40,000 on or before July 24, 2006

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti

•

50,000 common shares or $60,000 on or before July 24, 2005
plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before July 24, 2006
plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

Newmont has waived their right of first refusal on this agreement with Plutonic.

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company and Serengeti deposited (subsequent to the year-end) $185,000 in trust with the Company for the purpose of financing exploration expenditures on the property.  The Company will be operator for the exploration program to be completed on or before June 30, 2004.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

Sutlahine Claims, British Columbia

In April 2003 the Company acquired the Sutlahine Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003.  No work has been done on these claims subsequent to staking. There are no additional costs associated with maintaining these claims in good standing until November 2004.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company can earn up to an 85% interest in the FER claims. The Company has earned a 51% interest in the claims and can elect to earn an additional 34% interest as follows:

•

Incurring cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest (not completed)

•

Incurring cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest

•

Incurring cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest

•

Paying Boliden $50,000 in cash or the equivalent value in common shares of the Company on earning the 85% interest

After the Company earns the 85% interest, the Company and Boliden will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

Tillei Lake Claims, Yukon

In August 2003 the Company staked four claims within the area covered by a regional Yukon Mineral Incentive Program project. There are no additional costs associated with maintaining these claims in good standing until August 2004.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of :

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement.  AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005, and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

California and Surf claims, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects.

Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Western Canada. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II costs will be contingent upon developing an exploration strategy with the Phase I information.

6.   SHARE CAPITAL

   Authorized

     100,000,000 common shares without par value

   Issued and fully paid

	Number of Shares	Amount
January 31, 2001	7,936,288	$2,358,706
Issued for cash
Common shares, net of share issue costs of $40,764	1,242,000	286,036
Flow-through common shares, net of share issue
costs of $519	150,000	59,481
Issued for mineral property interests	125,000	43,750

January 31, 2002	9,453,288	2,747,973
Issued for cash
Common shares, net of share issue costs of $49,661	2,561,333	987,923
Flow-through common shares, net of share issue
costs of $1,869	170,000	100,131
Issued for mineral property interests, net of share issue
costs of $311	150,000	78,439

January 31, 2003	12,334,621	3,914,466
Issued for cash
Common shares, net of share issue costs of $841	1,231,000	515,659
Issued for mineral property interests, net of share issue
costs of $141	50,000	17,359

January 31, 2004	13,615,621	$4,447,484

The Company completed a private placement of 2,954,667 units, for gross proceeds of $2,659,200 in March 2004.  Each unit consists of one common share and one-half of a share purchase warrant.  A full warrant entitles the holder to purchase one common share for $1.15 before September 12, 2005.  The Company paid cash of $134,610, issued 42,420 units and issued 213,667 broker warrants (entitling the holder to purchase one common share at $0.90 per share before September 12, 2005) as commissions for this private placement.

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,343,462 shares for the issue of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options
	Number of Shares					Price Per Share		Expiry Date	Grant Date
	Balance, beginning of year	Granted during the year	Exercised during year	Balance, end of year	Exercisable at the end of the year	Exercise price	Fair value

Director	600,000	-	-	600,000	600,000	$0.25	$0.35	02-Mar-06	02-Mar-01
Employee	100,000	-	-	100,000	100,000	0.25	0.35	02-Mar-06	02-Mar-01
Officer	20,000	-	20,000	-	-	0.35	0.64	22-Feb-07	22-Feb-02
Employee	50,000	-	-	50,000	50,000	0.60	0.35	09-Jan-05	09-Jan-03
Director	75,000	-	-	75,000	75,000	0.60	0.62	15-Jan-08	15-Jan-03
Director	-	235,000	-	235,000	235,000	0.95	0.72	18-Dec-08	18-Dec-03
Employee	-	225,000	-	225,000	225,000	0.95	0.72	18-Dec-08	18-Dec-03
Officer	-	25,000	-	25,000	25,000	0.95	0.72	18-Dec-08	18-Dec-03

	845,000	485,000	20,000	1,310,000	1,310,000

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date	Grant Date
	1,100,000	$0.45	April 15, 2004	April 15, 2002

All of these warrants were exercised before April 15, 2004. The company received $495,000 and issued 1,100,000 common shares.

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 111%
Risk-free interest rate	2.68 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

7.   RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”.   Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2004, the Company paid Equity $260,926 for geological consulting services and $144,087 for providing general corporate and administrative services composed of: $2,200 for investor services, $66,264 for management services, $12,098 for office, $36,582 for rent and $26,943 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.   INCOME TAXES

The Company has incurred losses for income tax purposes of $ 1,682,451 which can be carried forward to reduce taxable income in future years.  If unused, these losses will expire as follows:

2005	$ 5,994
2006	33,950
2007	260,195
2008	297,853
2009	322,057
2010	349,643
2011	412,759
$ 1,682,451

The Company has other deductions of $1,146,021 which, subject to certain restrictions, can be used to reduce taxable incomes in future years. The potential benefits of these losses and deductions have not been recognized in these consolidated financial statements.

9.   FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

10.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)  Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(b)  Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold.  Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(c)  Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow.  These shares are excluded in the calculation under U.S. GAAP.

(d)  Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

  (i)  Shareholders’ Equity

	2004	2003
Shareholders’ equity under Canadian GAAP	$ 1,115,615	$ 1,072,794
Deduct deferred income tax liability	(100,125)	(80,125)
Shareholders’ equity under U.S. GAAP	$ 1,015,490	$ 992,669

  (ii)  Loss per Share

	2004	2003	2002
		(Restated)	(Restated)
Weighted average number of shares under Canadian GAAP	13,311,462	11,370,966	8,998,023
Escrow shares	209,865	397,365	570,675
Weighted average number of shares under U.S. GAAP	13,101,597	10,973,601	8,427,348

Loss Per Share under U.S. GAAP	$0.07	$0.05	$0.09

11.   ENVIRONMENTAL

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.