Form 20-F
period 2005-01-31
RIMFIRE MINERALS CORP
filed 2005-05-26
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2005

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2005: 17,855,220

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

Item 17    X       Item 18 _______

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
anastomosing	a network of branching and rejoining fault surfaces or surface traces, braided
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
argillite	a compact rock derived from either mudstone
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
bismuthinite	a mineral composed of bismuth and sulphur (Bi2S3)
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite	a mixture of calcium, iron and magnesium carbonates and muscovite mica in altered rocks
chalcedony	a cryptocrystalline variety of quartz with lower density and indices of refraction than ordinary quartz
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral Cu3AsS4
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral

felsic	applied to an igneous rock having abundant light-coloured minerals (quartz, feldspars, muscovite)
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square meteres (2.471 acres)
hornblende	The commonest mineral of the amphibole group, usually black, dark green or brown
hydrothermal	a term applied to heated water or fluid
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
minerals	a homogeneous naturally occurring chemical substance
net smelter return	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
Permian	the last period of the Paleozoic era from 286 to 245 million years ago
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plagioclase	one of a group of triclinic feldspars
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
Precambrian	all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic	the more recent of the two great divisions of the Precambrian
pyrite	a mineral composed of iron and sulfur (FeS2)

pyroclastic	formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite	a mineral composed of iron and sulfur (FeS)
rhyolite	extrusive igneous rocks with high potassium and silica content
sericitization	a hydrothermal or metamorphic process involving the introduction of, replacement by, or alteration to sericitic muscovite
silicification	the introduction of or replacement by silica
tellurium	a silvery-white to brownish–black mineral, the native semi-metallic element Te
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
tetrahedrite	a steel-gray to iron-black isometric mineral which commonly occurs in characteristic tetrahedral crystals associated with copper ores
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated pyroclastic rocks
tungsten	a metallic element with the chemical symbol W
unit	the standard measurement of mineral claims in British Columbia, being 500 metres x 500 metres
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

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

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	84 84
ITEM 19	EXHIBITS	84

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3    KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth:

(i)

the average rates of exchange for each of the Corporation’s fiscal years ending January 31, for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day of each month during the period.

(ii)

 the high and low exchange rate for each month during the previous six months,

in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year ended January 31st	2005	2004	2003	2002	2001
Average Rate During Period	$ 0.7763	$ 0.7305	$ 0.6392	$ 0.6414	$0.6710

	April 2005	March 2005	February 2005	January 2005	December 2004	November 2004
High Rate	$0.8233	$0.8322	$0.8134	$ 0.8346	$ 0.8435	$ 0.8493
Low Rate	$0.7957	$0.8024	$0.7961	$ 0.8050	$ 0.8064	$ 0.8155

On April 30, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7957 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)	Year Ended 2001 ($)
Revenues	128,697	56,235	27,670	13,955	23,788
Exploration & Development Expenses	1,090,613	356,812	315,620	224,369	332,418
Depletion, Depreciation and Amortization	17,344	7,761	5,628	5,457	6,929
General and Administrative Expenses	928,213	847,462	334,833	534,497	276,552
Other Income (Option Proceeds)	358,630	191,792	139,580	45,016	12,000
Net Income (Loss)	(1,495,680)	(901,405)	(507,303)	(716,895)	(606,111)
Per Share	(0.09)	(0.07)	(0.04)	(0.08)	(0.08)
Working Capital	2,809,216	1,071,452	1,041,619	383,506	464,083
Resource Properties	NIL	NIL	NIL	NIL	NIL
Other Assets	88,461	44,163	31,175	17,298	19,069
Long-Term Liabilities	NIL	NIL	NIL	NIL	NIL
Shareholders’ Equity	2,897,677	1,115,615	1,072,794	400,804	483,152

Total assets	3,153,025	1,176,633	1,119,457	454,059	508,004

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. On January 31, 2004, the Corporation adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year. These recommendations established the following standards for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Corporation accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

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

Except as disclosed in Note 10 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares. This difference has the effect of reducing the stated value of Shareholder’s Equity to the amounts listed in the following table.

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. This has the effect of increasing the loss per share in previous years when the number of shares held in escrow was more substantial. There was no effect in each of the last two years.

	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)	Year Ended 2001 ($)
Shareholders Equity	2,797,552	1,015,490	992,669	338,379	428,227
Loss Per Share	(0.09)	(0.07)	(0.05)	(0.09)	(0.09)

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

The Corporation is engaged in the business of preliminary or early stage mineral exploration and mine development. The Corporation holds no interests in any producing mines or commercial ore deposits. The Corporation is subject to many of the material risks customarily encountered by early stage exploration and mine development companies. Additional risks are included which are specific to the operations and business plan of the Corporation.

Specific Corporate Risks

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

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer and Dorothy Miller, Chief Financial Officer, are provided to the Corporation pursuant to a March 1, 2005 management agreement with Equity Engineering Ltd. (See Item 6 "Directors, Senior Management and Employees").

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration and mine development. It is possible that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under British Columbia corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to one of the two competing corporations. (See Item 6: Certain Affiliations)

Legal Proceedings Against Foreign Directors

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

Classification as a Passive Foreign Investment Company

The Corporation believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will continue to be a PFIC for the coming fiscal year. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2005 was $5,496,837.

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

The Corporation’s RDN, Thorn, William’s Gold, Adam, Kizmet, and Tide Properties are located in British Columbia, Canada. The RDN Property consists of 11 mineral claims comprising 7,820 hectares. The Thorn Property consists of 18 mineral claims comprising 14,824 hectares. The William’s Gold Property consists of 6 mineral claims comprising 5,158 hectares. The Adam Property consists of 2 mineral claims comprising 1,822 hectares. The Kizmet Property consists of 51 mineral claims comprising 27,938 hectares. The Tide Property consists of 6 mineral claims comprising 4,149 hectares. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00  per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Optionee of each property with the Ministry of Energy and Mines in British Columbia.

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

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between between $0.35 and $0.84 during 2002, between $0.51 and $1.25 in 2003, between $0.76 and $1.80 during 2004, and between $1.13 and $1.37 during the first quarter of fiscal 2005. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

ITEM 4    INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The Corporation completed the transition process under the Business Corporations Act (British Columbia) in August 2004. At the annual general meeting held in 2004, the shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of common shares (“Common Shares”), without par value. There were 17,855,220 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2005. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

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

In addition to the RDN Property, the Corporation currently holds interests in the Thorn, William’s Gold, Adam, Kizmet, and Tide Properties in British Columbia, the Fer and Simpson Properties in the Yukon Territory and a number of properties in the Goodpaster Mining District of Alaska. A description of the Corporation's mineral exploration properties is set out below this Item 4 under the subheading “Property, Plants and Equipment.”

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

To date, the Corporation has not, nor does it intend to, finance its operations or exploration programs through any means other than through the sale of its securities. Except for minor property option payments, at no time has the Corporation sought or received funds other than through the sale of its securities.

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

The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during the 2005 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Alaska, the Yukon Territory and the Province of British Columbia.

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

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 10 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($)
Exploration Costs	1,105,733	320,743	223,972
Mineral Property Acquisition	217,385	98,200	149,303

Note:

All figures shown above are in Canadian Dollars.

The total exploration and acquisition expenses for the period February 1, 2004 to January 31, 2005 was $1,323,118. A private placement was undertaken during March 2004 which raised $2,659,200 net of share issue costs, for general and administrative expenses. In addition, significant exercises of share purchase warrants raised $506,500 after payment of share issue costs.

The Corporation’s plan for fiscal 2005 is to obtain joint venture partners to continue exploration of the Fer and Simpson properties in southeast Yukon, Adam and William’s Gold properties in northern BC, and the wholly owned Beverly, Bou, Boundary, Scot and SE Surf claims in the Goodpaster area of Alaska. Joint-venture partners are planning drill programs on two properties, however, there is no requirement for the Corporation to finance these exploration programs. Under the Thorn Property agreement, Cangold has completed their initial earn-in and will be proposing a drill program for the 2005 field season. The Corporation can choose to participate by paying 49% of the costs or can choose dilution of ownership at a rate of 1% reduction for each $50,000 not contributed to the program. Other option agreements are also close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 30/70 basis. The Corporation has signed an agreement with Newmont to commence exploration in the Walker Lane area of Nevada which will require expenditures of up to $300,000 (Canadian) this fiscal year. (see Item 4: Property Plants and Equipment below).

ORGANIZATIONAL STRUCTURE

The Corporation has two (2) wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, and Rimfire Nevada Ltd. (Rimfire Nevada) which was incorporated under the laws of the State of Nevada on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests.

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Alaska, Ltd. is located at Suite 700, 510 L Street, Anchorage, Alaska 99501.

Rimfire Nevada is authorized to issue 75,000 no par value common shares. The only shareholder of Rimfire Nevada is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Nevada Ltd. is located at Suite 260, 6121 Lakeside Drive, Reno Nevada 89511.

INTERCORPORATE RELATIONSHIPS

RIMFIRE MINERALS CORPORATION (British Columbia)
100%	100%
RIMFIRE ALASKA, LTD. (Alaska)	RIMFIRE NEVADA LTD. (Nevada)

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

•

The Tide Property, located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia.

•

The Kizmet (formerly Sutlahine) Property, located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Adam Property, located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

•

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction.

•

The Fer Property, located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Cantung in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory.

•

The Simpson Property, located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Tide, Adam, Alaska, Simpson, or Fer Properties for the fiscal year ending January 31, 2006. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The estimated cost to retain ownership of the state mineral claims for the Alaska properties (Beverly, Bou, Boundary, ER-Ogo-Fire, Eagle, Scot and SE Surf) is $42,750 USD. Some of these claims, based on previous exploration programs, may not warrant any additional expenditure. The Corporation will examine all data thoroughly to make that determination prior to making a commitment to either work programs or additional cash expenditure.

The Corporation’s head office occupies 1,770 square feet of office space leased under agreement with Equity Engineering Ltd. (Exhibit 4.1). The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of January 31, 2005, is $3,138 per month. Telephone and internet access charges are in addition to this amount.

RDN Property, Liard Mining Division

Location and Introduction

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 50 kilometres north of the Eskay Creek Mine. The property is comprised of a total of 11 claims and covers approximately 7,820 hectares.

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

The Corporation signed an option agreement and subsequent amendment, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005

•

not less than an aggregate of $3,500,000 on or before December 31, 2006

•

not less than an aggregate of $5,000,000 on or before December 31, 2007

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005(received subsequent to year end)

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

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
MOR2	501927	299.329	December 31, 2014	104G007
RDN 1&2	502738	670.153	December 31, 2014	104B097
RDN 3&4&13	501227	1111.923	December 31, 2014	104B097

RDN 5&7	501832	1162.807	December 31, 2014	104G008
RDN 6&8	501862	846.243	December 31, 2014	104B097
RDN 9	501812	774.248	December 31, 2014	104G007
RDN 10	502756	457.823	December 31, 2014	104G007
RDN 11&12	502758	704.855	December 31, 2014	104G007
RDN 14&15	502751	931.516	December 31, 2014	104G017
RDN 16	502752	404.486	December 31, 2014	104G007
RDN 17	501895	457.21	December 31, 2014	104G007

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

Possible VHMS style mineralization is found at the Marcasite Gossan showing. There, Hazelton Group dacite flows are cut by a sulphidic stockwork of marcasite, pyrite, chalcedony and/or pyrobitumen and/or barite. In addition, several cobbles of very fine grained pyrite with an apparent bedded texture indicative of VHMS style of sulphide deposition were found a few metres downslope from the Marcasite Gossan outcrop. Less than 75 metres upslope is somewhat similar stockwork mineralization, referred to as the Upper Marcasite Gossan. Base metals and silver are elevated at the Upper Marcasite showing, whereas the Lower Marcasite showing has low base and precious metals. This mineralization is thought to occur at the same stratigraphic position as that of gold rich VHMS deposits elsewhere in the Hazelton Group, at a felsic volcanic-argillite-basalt interface. The 1999 drilling confirmed that stratigraphy is conformable and upright in this area. The area underlying the Jungle Soil Anomaly may also host VHMS deposits, as float found in the area includes pyritic chert, rhyolite and silicified argillite. A third area known as the Blind Fault area may also host VHMS deposits, as native silver and tetrahedrite was discovered at a volcanic/ sediment contact with associated alteration in 2004.

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

The Jungle Soil Anomaly, located within the Downpour Grid, is a gold-arsenic+silver+lead soil anomaly. It was well defined in 1997, and covers approximately 100 by 450 metres overlying an area of minimal rock outcrop. Within this anomaly are float cobbles of pyritic chert, rhyolite and clastic. Ten diamond drill holes by the Corporation or joint venture partners in 1999, 2002 and 2004 were abandoned before reaching target depth, encountering low gold values in fine clastic sediments thought to lie stratigraphically above the felsic-sediment contact targeted for gold rich VHMS mineralization.

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

During 2004, Northgate completed 2499 metres of drilling in nine holes. Several precious-metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver and tetrahedrite at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored. This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored is very encouraging.

Future Exploration Programs

The 2005 exploration program will focus on the potential of the Blind Fault and Arctic grid areas to host precious metals rich VHMS style mineralization. A program of surface mapping and sampling of these areas with ground geophysics and follow up diamond drilling of resultant VHMS targets will be undertaken. Northgate Minerals has committed a $1 million (CAD) budget to undertake this work. There are presently no on-going costs associated with holding the RDN claims, as Northgate will fund the 2005 exploration program.

Thorn Property, Atlin Mining Division

Location and Introduction

The property consists of 18 mineral claims in three nearby claim blocks (14,824 hectares) and is located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometres to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometres of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

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

Property Acquisition

By agreement dated March 1, 2000 with Kohima, the Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims). The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven claims surrounding the initial claim block, but lying within the Kohima area of interest covered by that agreement A further 19 claims have been staked over favourable geochemical targets between April 2003 and May 2004. This total of 30 claims was converted to 18 larger claims in the Mineral Titles Online map-staking initiative. The following table details the claims that comprise the Thorn property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Checkmate/ Stuart 1	502741	1013.271	December 31, 2014	104K056
Stuart 2&3	502743	929.37	December 31, 2014	104K056
SUTL 1&3	502778	1061.928	December 31, 2008	104K066
SUTL 2&4	502775	1213.627	December 31, 2008	104K066
SUTL 14	509580	67.421	December 31, 2006	104K066
SUTL 16	509581	269.823	December 31, 2006	104K066
Thorn 1	504172	455.771	December 31, 2014	104K058
Thorn 2	504173	303.841	December 31, 2014	104K058
Thorn 3&4	502745	928.838	December 31, 2014	104K057
Thorn 5&6	501282	1351.952	December 31, 2014	104K057
Thorn 7&13	502746	1282.246	December 31, 2014	104K056
Thorn 8&9	502747	1299.004	December 31, 2014	104K057
Thorn 10-11	502748	607.684	December 31, 2014	104K057
Thorn 12	502749	404.688	December 31, 2014	104K066
Thorn 14&15&16	502750	1148.12	December 31, 2014	104K057
TUN 1	502817	591.891	December 31, 2005	104K056
TUN 2&4	501261	1336.35	December 31, 2005	104K057
TUN 3	502821	423.076	December 31, 2005	104K046

The Corporation has earned 100% interest in the property, subject to net smelter royalty. Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 200,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

The Corporation signed an option agreement dated March 1, 2002 with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold can earn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Cangold will be required to:

a)

Incur expenditures of not less than $300,000 on or before the first anniversary (completed)

•

not less than an aggregate of $700,000 on or before the second anniversary (completed)

•

not less than an additional $500,000 on or before the third anniversary (completed)

b)

Pay to the Corporation the sum of $15,000 upon approval of the agreement (received)

•

pay to the Corporation the sum of $25,000 on or before the first anniversary (received)

•

pay to the Corporation the sum of $50,000 00 on or before the second anniversary (received)

•

pay to the Corporation the sum of $100,000 on or before the third anniversary (received)

c)

Issue to the Corporation 100,000 common shares of Cangold upon approval of the agreement (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the first anniversary (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the second anniversary (received)

•

issue to the Corporation 50,000 common shares of Cangold on or before the third anniversary (received)

Cangold is now deemed to have earned a 51% undivided interest in the Property and further development of the property will continue as a joint venture.

Regional Geology

The area around the Thorn property is underlain by mid-Paleozoic and Triassic island arc successions, Late Triassic and Jurassic sediments of the Whitehorse Trough and bimodal Late Cretaceous to Eocene volcanic and associated intrusive rocks.

Property Geology

The southern and western portions of the Thorn property are underlain by Upper Triassic Stuhini Group mafic volcanic and epiclastic rocks, which are locally overlain by Middle Jurassic coarse clastic rocks of the Takwahoni Formation.

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

•

Catto Vein: Discovered in 2000, the recessive Catto Vein consists of massive pyrite, enargite and tetrahedrite in a fault paralleling the nearby contact between the porphyry and Stuhini andesites. Drill hole 86-6 may have intersected the Catto Vein approximately 50 metres along strike.

•

Tamdhu Vein: Discovered in 2000, the Tamdhu Vein consists of chalcedonic quartz, pyrite, enargite and tetrahedrite.. The vein has been traced for 30 metres on surface and has been intersected in drilling over a strike length of 70 metres in three holes.

•

MP Vein: The MP Vein, which may form part of a wider system covered by boulders, consists of massive pyrite and enargite exposed in Camp Creek.

•

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

•

Cardhu Vein: The Cardhu Vein is a poorly exposed sulphide/sulphosalt vein near the southwestern contact of the Thorn Stock, south of Spike Creek.

•

B Zone: The B Zone is a 1-5 metre wide zone of vuggy silica, chalcedonic veining and quartz breccia with relatively minor pyrite, enargite and tetrahedrite, which has been traced for about 300 metres along strike. Five 1986 drill holes tested the B Zone.

•

F Zone: F Zone is a broad zone of intense alteration with quartz-sulphide veining that can be traced for 200 metres.

•

I Zone: The I Zone comprises numerous parallel 10-70 centimetre quartz-pyrite-tetrahedrite veins in sericitized porphyry, across a true width of 5-10 metres.

•

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

In 2004, an Induced Polarization (“IP”) geophysical survey demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. Later in the year, a drill program was completed consisting of 1810 m in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor with 5 holes targeting IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 m long IP anomaly and intersected 56.1 metres of 1.27 grams/tonne gold, 16.7 grams/tonne silver and 0.19% copper in a new zone dubbed the Talisker Zone. The target remains open in all directions. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 grams/tonne (7.7 ounces/ton) gold two kilometres north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work.

Future Exploration Programs

The focus of 2005 exploration on the Thorn property will be on its potential for high-sulphidation epithermal mineralization. An exploration program consisting of surface mapping, prospecting, soil sampling and PIMA analysis of altered outcrops will be undertaken. IP geophysical surveys will be expanded from 2004 over prospective areas of the Thorn Stock and volcanics. Diamond drilling following up the Talisker Zone discovery and other IP geophysical targets defined in 2004 and 2005 will be undertaken.

William’s Gold Property, Liard Mining Division

Location and Introduction

The William’s Gold property consists of 6 claims covering approximately 51.6 km2 (5,158 hectares) of mountainous terrain in north-central British Columbia, 330 kilometres north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometres to the southeast. The Corporation has acquired a 100% interest in the property subject to a net smelter royalty.

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

Property Acquisition

On May 17, 2001 the Corporation entered into an option agreement with Lorne Warren (“Warren”) and John Mirko (“Mirko”) to acquire a 100% interest in the BT claim, subject to a 2.5% net smelter royalty. On June 25, 2002, the Corporation subsequently acquired half of the interest and half of the net smelter royalty in the William’s Gold Property from Mirko by issuing 75,000 common shares. The Corporation has earned the remaining 50% interest by:

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

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004 (issued)

The Corporation will issue an additional 50,000 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, , surrounding the original claim block to be included in the agreement. The following table details the claims that comprise the William’s Gold property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT & BT1	502764	1449.39	December 31, 2005	94E072
BT2&3	502770	844.804	December 31, 2005	94E082
GOS	502766	829.114	December 31, 2005	94E072
ROK1 &2	502768	673.359	December 31, 2005	94E072
WILL 1&2	502774	396.407	December 31, 2005	94E082

WILL 3&4	502773	965.782	December 31, 2005	94E072

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

The Northern prospect is centred less than two kilometres north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The Northern prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, gold-copper soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 metres to the southeast was formed from pyritic hornfels.

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

In 2003, Stikine conducted an 11-hole (2855 metre) drill program targeting the 800 by 450 metre resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization (6.92 metres of 6.0 grams/tonne gold.) Additional gold mineralization was intersected further down the hole.

Mineralization

The William’s Gold property hosts two main styles of alteration and gold-bearing mineralization; mesothermal gold and arsenopyrite-bearing veins and disseminations (T-Bill prospect); and intrusive-related veining and silicification (Northern and Gos prospects). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.92 metres of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins. Additional mapping and sampling will be required to determine possible porphyry style copper-gold mineralization at the Northern occurrence.

Future Exploration Programs

Future exploration programs on the Property should concentrate on follow up drilling of encouraging results from WG03-10 within the T-Bill prospect and further delineation of the porphyry potential of the Northern Prospect. The Corporation has completed re-evaluating the 2003 data and is seeking new partners for the property. The Corporation intends to conduct an exploration program consisting of soil sampling, mapping and IP geophysics over the Northern prospect during the field season of 2005.

Tide Property, Skeena Mining Division

Location and Introduction

The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the

Stewart area of northwestern British Columbia. They were discovered in the 1980’s through follow-up of highly anomalous silt and soil geochemistry. The Corporation purchased the Tide property in August 2001 from Newmont Canada Limited for a total cash expenditure of $10 with an underlying agreement to give Newmont Canada Limited a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine. The following table details the claims that comprise the Tide property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Bow-1	501145	269.314	December 31, 2010	104B030
Bow-2&3	501185	1149.882	December 31, 2011	104B030
Bow 4&Arrow	501213	1060.109	December 31, 2010	104B030
BOW 5	503002	484.808	November 8, 2005	104B030

Property History

The East Gold Mine, surrounded on three sides by the Tide property, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 grams/tonne gold and 3,106 grams/tonne silver from narrow quartz-sulphide veins.

The first recorded work on the Tide property was done by Northair Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several Au-bearing showings, and drilling 455 metres in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totalling 120 metres in 1990, but three were abandoned in overburden. The best intersection from the three completed drill holes in 1986 and 1990 assayed 4.11 grams/tonne Au over 0.76 metres.

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

a)

making cash payments to the Corporation of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

b)

issuing to the Corporation or pay :

•

50,000 common shares of Plutonic or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

c)

fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

not less than an additional $250,000 on or before December 31, 2004 (completed)

•

not less than an additional $400,000 on or before December 31, 2005

•

not less than an additional $600,000 on or before December 31, 2006

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Corporation. Serengeti deposited $102,000 in trust with the Corporation for the purpose of financing exploration expenditures on the property during 2005. This represents the remainder of their funding commitment due by December 31, 2004. The Company will be operator for the exploration programs until Serengeti’s interest has vested.

In November 2004 additional claims were staked and later converted to two claims totalling 1,184 hectares. These Wave claims will be jointly explored with the Tide property but do not form part of the property agreement.

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

In 2004, the Corporation conducted two phases of exploration: an early summer program of geological mapping, prospecting and soil geochemical sampling infilling areas with poor sample coverage followed by a fall program of diamond drilling consisting of four holes totalling 598 m and further prospecting.

Mineralization

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 3,200 metre area on the eastern flank of Tide Mountain, south of Eastgold Creek. Mineralization appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sills of the Summit Lake Stock. The zones (Arrow, High-Grade, Brown Bear , 52 and part of the Southpit) within the sill, or proximal to its contacts, appear to be relatively enriched in Ag, Pb, Zn and Sb; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in Au and As.

The “distal” Au-As zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 metre wide band which parallels the sill complex and lies 100-900 metres west of its contact. The “proximal” group of mineral occurrences consist of polymetallic quartz-sphalerite-galena-pyrite +tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 metres west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 53.0 grams/tonne gold (distal - Southpit Zone), 105 grams/tonne gold and 598 grams/tonne silver (proximal - Arrow Zone), and 593 grams/tonne gold and 14,708 grams/tonne silver (proximal - 52 Zone). Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 metres north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

Four reconnaissance holes, totaling 589 m. were drilled by Serengeti Resources in late 2004 testing the Arrow, Southpit, HighGrade Pit and 36 zones. Significant gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1 gram/tonne gold over 129.4 metres including 39.6 m at 1.93 grams/tonne gold.. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 metres of greater than 0.5-gram/tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property and the Brown Bear Zone which may be a continuation of the Arrow Zone mineralization.

Future Exploration Programs

For 2005, a proposed exploration program for the Tide project consists of a first phase of airborne geophysics followed by a second phase of diamond drilling focusing on the 36 Zone with reconnaissance holes proposed for the Northpit and Southpit zones.

Kizmet Property, Atlin Mining Division

Location and Introduction

The Kizmet (formerly Sutlahine) property is located in northwest B.C., approximately 90 km south of Atlin B.C. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The following table details the Corporation’s claims that comprise the Kizmet property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
LJ1	502841	504.439	December 31, 2006	104K075
LJ2	502848	504.438	December 31, 2006	104K075
LJ3	502834	706.709	December 31, 2006	104K075
LJ4	502840	706.711	December 31, 2006	104K065
LJ5	502968	504.123	December 31, 2006	104K075
LJ6	502967	705.766	December 31, 2006	104K075
LJ7	502966	504.475	December 31, 2006	104K075
LJ8	502926	605.365	December 31, 2006	104K075
LJ9	502964	605.01	December 31, 2006	104K074
LJ10	502971	588.168	December 31, 2006	104K075
LJ11	502972	504.502	December 31, 2006	104K074
LJ12	502973	420.416	December 31, 2006	104K074
LJ13&15	501336	1275.136	December 31, 2006	104K074
LJ14	502975	503.22	December 31, 2006	104K074
LJ16&19	501791	923.46	December 31, 2006	104K074
LJ17	502984	302.104	December 31, 2006	104K074
LJ18	502988	704.945	December 31, 2006	104K075
LJ20	502989	302.304	December 31, 2006	104K075
LJ21	502991	587.459	December 31, 2006	104K075
LJ22	502992	704.953	December 31, 2006	104K075
LJ23&24	502997	554.236	December 31, 2006	104K075
Sutl 5&6	502801	1010.129	December 31, 2006	104K066
Sutl 7&8	502779	1010.602	December 31, 2006	104K066
Sutl 9&10	502815	1261.375	December 31, 2006	104K066
Sutl 11&12	502803	1009.638	December 31, 2006	104K066
Sutl 13	504171	589.804	December 31, 2006	104K066
Sutl 14	502812	269.625	December 31, 2006	104K066
Sutl 15&16	502792	809.429	December 31, 2006	104K066
Canyon	503361	419.194	January 14, 2006	104K083
canyonwest	503363	83.839	January 14, 2006	104K083
K15-1a	502036	417.921	January 12, 2006	104K096
K15-1a	502083	417.67	January 12, 2006	104K095
K15-1b	502069	417.675	January 12, 2006	104K096
K15-1c	502052	417.92	January 12, 2006	104K095

K15-4a	502164	417.362	January 12, 2006	104K097
K15-4b	502183	417.369	January 12, 2006	104K097
K15-4c	502136	417.607	January 12, 2006	104K097
K15-4d	502152	417.616	January 12, 2006	104K097
K15-4e	502211	401.419	January 12, 2006	104K085
K15-4ee	502362	401.117	January 12, 2006	104K097
K15-4f	502220	401.129	January 12, 2006	104K097
K15-4g	502237	401.314	January 12, 2006	104K097
K15-4h	502258	401.325	January 12, 2006	104K097
K2-4a	502736	426.719	January 13, 2006	104K017
K2-4b	501537	426.495	January 12, 2006	104K017
K2-4c	501403	426.445	January 12, 2006	104K017
K2-4d	501595	426.678	January 12, 2006	104K017
K2-4e	501665	426.641	January 12, 2006	104K017
K2-4f	502737	426.431	January 13, 2006	104K017
K2-4g	501708	426.327	January 12, 2006	104K017
K2-4h	501728	426.54	January 12, 2006	104K017

Property History

Previous exploration programs were directed at precious metal epithermal veins, copper-molybdenum porphyry and skarn mineralization, primarily on the current LJ claim groups. The Joly and Jak occurrences, which consist of gold-bearing quartz-carbonate-arsenopyrite veins, experienced the most exploration. In addition to property work, the BC government conducted a regional geochemical silt survey in 1987, which show tributaries on the properties to be highly anomalous in base and precious metals. In many instances, the sources of these anomalous drainages have yet to be found.

Property Acquisition

In the fall of 2003 and spring of 2004, Rimfire Minerals Corporation conducted an extensive staking program, which coincided with the discovery of the Oban Breccia Zone on the Thorn property. This staking campaign resulted in SUTL 5-16 and LJ 1-24 being staked. These properties were staked on the basis of encouraging silt geochemistry and geological characteristics similar to those existing at the Thorn property. In January 2005, the Corporation staked additional claims and converted the existing claims to the new Mineral Tenure Online system resulting in the table of claims as shown above.

On January 25, 2005, the Corporation signed a memorandum of understanding with Barrick Gold Corporation (“Barrick”) to jointly explore the Kizmet claims. Barrick will contribute 169 claims totalling 67,865 hectares while Rimfire will contribute 28 claims totalling 27,938 hectares.The companies will establish a 50:50 joint venture upon completion of a formal option agreement. Upon signing, Barrick will pay the Corporation $75,000 Canadian Dollars.

Barrick can increase their interest to an aggregate 80% upon completion of the following:

•

to 65% upon completion of: aggregate exploration expenditures of $1,200,000 (USD)over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Corporation’s election, to 80% upon assisting the Corporation with project financing.

Regional Geology

The property is located on the eastern flank of the Stikine terrane, which is locally comprised of the Triassic Stuhini Group (variable marine clastic sedimentary rocks, sub-marine mafic volcanic rocks, and lesser carbonate rocks), overlain by upper Triassic Sinwa Formation limestone and lesser argillite, all of which is overlain by middle Jurassic Laberge Group clastic sedimentary rocks. The aforementioned comprise the basement rocks on the Sutlahine property and are intruded by Cretaceous volcano-plutonic complexes, that are associated with known gold-silver-copper-lead-zinc showings.

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

A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep the original claims in good standing until December 2006. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature. Geological highlights include discovery of several precious metal rich base metal veins, a zone of precious metal rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides.

Future Exploration Programs

For 2005, Barrick has proposed a comprehensive program of soil and silt sampling with associated mapping and prospecting to identify targets suitable for drilling.

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

Claim Name	Mineral Tenure	No. of Units	Expiry Date	Location
Adam 1&2	501297	1286.292	April 5, 2007	104B057
Adam 3	501315	536.447	April 5, 2007	104B047

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

Exploration

In August and September 2002, the Corporation carried out 1:2,500 scale mapping, prospecting and soil geochemistry over the Adam property from two fly camps. No additional work has been completed since then.

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

Future Exploration Programs

The Corporation intends to seek a third party to undertake further mapping, prospecting and an induced polarization survey over the Evan prospect, which could lead to diamond drilling.

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

Property Acquisition

Pursuant to an Option and Joint Venture Agreement dated as of July 1, 1998, with Boliden Westmin (Canada) Limited, ("Boliden") as amended October 11, 2000, the Corporation acquired a 51% interest in the Fer Property. The Corporation did not complete the required exploration expenditures to acquire an additional 34% interest. Boliden’s interest in the property has been sold to Breakwater Resources Ltd.

(“Breakwater”). The Corporation and Breakwater will enter into a joint venture for the further development of the Fer Property. If either party’s interest decreases to below 7.5%, that party’s interest will be automatically extinguished and converted to a net smelter royalty return interest of 2%. The Corporation and Breakwater are at arm's length to one another.

The following table details the claims that comprise the Fer property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
Fer 1	YB84329	June 10, 2005	105H/15
Fer 2	YB84330	June 10, 2007	105H/15
Fer 3	YB84331	June 10, 2005	105H/15
Fer 4	YB84332	June 10, 2007	105H/15
Fer 5	YB84333	June 10, 2005	105H/15
Fer 6	YB84334	June 10, 2007	105H/15
Fer 7	YB84335	June 10, 2005	105H/15
Fer 8	YB84336	June 10, 2007	105H/15
Fer 9	YB84337	June 10, 2005	105H/15
Fer 10	YB84338	June 10, 2007	105H/15
Fer 11	YB84339	June 10, 2005	105H/15
Fer 12	YB84340	June 10, 2007	105H/15
Fer 13-64	YB84341-YB84392	June 10, 2005	105H/15
Fer 65-76	YB84393-YB84404	June 10, 2007	105H/15
Fer 77-118	YB85825-YB85866	July 22, 2005	105H/15

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

Claim	Mineral Tenure	Expiry Date	Location
SIM 3 - 12	YC23358- YC23367	December 31, 2005	105A/13
SIM 23 - 36	YC23368 - YC23381	December 31, 2005	105A/13
SIM 41 - 46	YC23382 - YC23387	December 31, 2005	105A/13
SIM 19 - 22	YC24032 - YC24035	September 29, 2005	105A/13
SIM 37 - 40	YC24036 – YC24039	September 29, 2005	105A/13
JIM 1-4	YC24402 – YC24405	September 29, 2005	105A/13

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

Alaska Properties, Goodpaster Mining District

Location and Introduction

The Corporation holds an interest in seven mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the, Beverly, Bou, Boundary, Scot, and SE Surf properties. Eagle and Er-Ogo-Fire properties are each 30% Rimfire 70% AngloGold (U.S.A) Exploration Inc. (“AngloGold”) joint ventures. Details of these agreements are presented in the individual description of each property later in this section.

The Corporation’s Alaska properties lie within east-central Alaska, 65 kilometres northeast of Delta Junction. Access to the properties is by helicopter based out of Delta Junction. Teck Cominco/Sumitomo operate a restricted access road from Delta Junction. Teck Cominco/Sumitomo also maintain an airstrip in the area. This infrastructure has been used to assist with access to the Corporation’s Alaska properties. A seasonal airstrip is located on the eastern edge of the California/Surf property discussed below.

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

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the "Alaska Properties"), of which 613 claims were retained. The Corporation staked an additional 79 claims in August 2003 and 83 claims in March 2004. Property agreements have been amended to include 37 claims staked by AngloGold. The Corporation now has an interest in 812 claims totaling 50,000 acres.

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

ER-Ogo-Fire Property 30% ownership

**

Eagle Property staked by AngloGold who retains 100% ownership

Regional Geology

The Alaska properties lie within rocks of the Yukon-Tanana Terrane (YTT), bounded to the north by the Tintina Fault and to the south by the Denali Fault systems. The YTT in east-central Alaska consists of a Precambrian to middle Paleozoic metamorphic sequence of sedimentary and magmatic rocks. Mineralization at plutonic gold deposits in Alaska and the Yukon are directly associated and often hosted within Cretaceous aged plutons. In this region recent evidence indicates that mineralization is associated with Cretaceous-related aged plutons which are characterized by a lower magnetic susceptibility forming linear arrays of magnetic lows. One of these linear arrays, which is associated with gold occurrences in the area, has been termed the Pogo Trend. Another magnetic-plutonic trend further to the south has been termed the Big Swede Trend. The northeast structures are thought to have been important in controlling the distribution of Cretaceous intrusions through significant horizontal and vertical displacements. The vertical movements on these northeast structures are important since the style and grade of mineralization in plutonic-gold systems are strongly influenced by depth of formation.

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

Beverly, Boundary and SE Surf Properties (formerly California-Surf)

The Corporation, through Rimfire Alaska Inc., held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Alaska Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Corporation, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency):

•

$25,000, or 50,000 common shares at the election of the Corporation, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Corporation, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement, 100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Beverly Property

The Beverly Property lies in the southwest corner of the former California-Surf property and consists of the PAR, Cen and PC claims. An exploration, development and mine operating agreement, dated June 22, 2004 was signed with AngloGold whereby AngloGold could earn a 50% interest in the Beverly property upon completion of exploration expenditures totalling $1,000,000 and staged cash payments of $200,000 (all amounts in U.S. Dollars.) AngloGold would also make the cash payments due to Western Keltic at certain property expenditure levels. The Beverly property includes 25 claims (2,560 acres) which were staked by the Corporation in March 2004. This agreement was terminated in November 2004.

During 2004, AngloGold completed a program of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 to verify previously defined anomalies. Very little sampling was done beyond the areas of previous work.

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

Future Exploration Programs

The Corporation intends to seek a third party to undertake further mapping, prospecting and sampling, which could lead to diamond drilling for the Beverly, SE Surf and Boundary properties. Data coverage is sufficient on the Boundary to allow for drill target definition, however, further ground work would be required at the SE Surf to bring it to the drill stage.

Scot Property

Property Geology

The Scot property is comprised of the Scot1-27 state mining claims and is located along the Pogo trend. The Scot property is underlain by undifferentiated paragneiss and mid-Cretaceous aged northwest trending dykes. The Shawnee Peak mineral occurrence lies adjacent to the south and is host to gold-bearing quartz veins associated with similar granitic dykes.

Future Exploration Programs

A planned program during the summer of 2004 was cancelled when forest fires in the region prevented access to the property. It is anticipated that this brief program of prospecting soil and rock sampling will be carried out during the summer of 2005 to determine the property’s potential to host plutonic-related gold mineralization.

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

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 on or before January 30, 2004 (completed)

•

an additional $75,000 on or before January 30, 2005(completed), and

•

the difference between all earn-in exploration expenses and the $400,000 in total by January 30, 2006 (completed)

b)

paying the Corporation not less than an aggregate $100,000 (US Dollars) as follows:

•

$5,000 on or before January 30, 2002 (received)

•

$5,000 on or before January 30, 2003 (received)

•

$15,000 on or before January 30, 2004 (received)

•

$25,000 on or before January 30, 2005 (received) and

•

$50,000 on or before January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Corporation) and the EX claims (staked by AngloGold) in the agreement. AngloGold has elected to increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Property Geology

The Eagle property is comprised of the Eagle 1 – 106, Sand 1-39 and EX 1-33 state mining claims and is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body.

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

Two phases of work were completed on the Eagle property in 2004; soil sampling to expand the previous focused soil grid to its current length of 6 km with lines ranging from 0.7 to 1.8 km in length, and a drill program of 9 holes totaling 2778 m. Mineralization intersected during drilling consists of quarts-sulphide vein stockworks containing gold hosted in a granitic stock. A total of 24 narrow intercepts containing greater than 1 gram/tonne gold were intersected. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

Future Exploration Programs

Exploration and holding costs will be funded by AngloGold until they complete their initial contribution with the final cash payment due not later than January 31, 2006. AngloGold is currently seeking a third party to undertake further exploration on the property, however, Rimfire has not been notified of the progression of this process or the program being contemplated.

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

•

$5,000 on or before January 30, 2003 (received)

•

$15,000 on or before January 30, 2004 (received)

•

$25,000 on or before January 30, 2005 (received) and

•

$50,000 on or before January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Corporation) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has elected to increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

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

Auger soil sampling surveys in 2003 expanded the geochemically anomalous area beyond that outlined by reconnaissance style surveys conducted in 2002. Results of the geochemical survey defined a 1500 by 300 metre gold-arsenic-bismuth-antimony soil anomaly. Six diamond drill holes totaling 2161 metres tested four widely spaced areas within the soil anomaly. Drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz sulphide veins and vein breccias. A total of 32 intercepts of greater than 1 gram/tonne gold were intersected. A ground geophysical survey conducted late in the season appears to outline early granitic phases that are believed to form a prospective host rock for veining.

During 2004, AngloGold completed a NSAMT (Natural Source Audio Frequency Magneto-Telluric) geophysical survey, soil geochemical sampling and three drill holes totaling 997 m on the ER project. Drilling further defined a northwest trending vein structure that is open to the northwest and downdip. Hole ER04-7, following up on a 0.5 m intercept that assayed 63 grams/tonne gold in 2003, intersected 4.1 grams/tonne gold over 1.3 metres.

Future Exploration Programs

Exploration and holding costs will be funded by AngloGold until they complete their initial contribution with the final cash payment due not later than January 31, 2006. AngloGold is currently seeking a third party to undertake further exploration on the property, however, Rimfire has not been notified of the progression of this process or the program being contemplated.

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

Future Exploration Programs

The Corporation intends to seek a third party to undertake further mapping, prospecting and sampling, which could lead to diamond drilling.

Project Alliances

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II fieldwork was undertaken in July with expenditures shared equally between the parties.

.A total of 193 man days were spent conducting reconnaissance investigations of targets selected during an in-house research effort completed in the winter of 2003/2004. The program consisted of reconnaissance style soil and silt sampling, prospecting and mapping of eight individual target areas. A total of 786 soil, 264 silt, and 329 rock samples were collected during the course of the program.

Future Exploration Programs

The Corporation has provisional plans to conduct brief examinations of three of the target areas that returned positive results in the 2004 program.

Walker Lane Alliance (Nevada)

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. Rimfire will be using the neural network technology to help identify specific targets for investigation and acquisition in 2005.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2005 to January 31, 2006 will be approximately $839,700. The estimated administrative expenses will be financed from existing working capital.The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 2,670	$ 32,040
Investor services	13,750	165,000
Management services	8,500	102,000
Office	3,875	46,500
Rent	3,450	41,400
Salaries & support services	36,130	433,560
Travel & entertainment	1,600	19,200
TOTAL	$69,975	$839,700

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

OPERATING RESULTS

The Corporation adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year ended January 31, 2004. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Corporation accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $10,240 for the year ended January 31, 2003 and deficit and contributed surplus by $255,520 at January 31, 2003.

Year Ended January 31, 2005

For the year ended January 31, 2005, Rimfire incurred a net loss of $1,495,680 ($0.09 per share) compared to a net loss of $901,405 ($0.07 per share) in the previous year. Revenue improved by $80,777 as interest revenue increased from $24,078 to $69,715 due to increased cash balances and rising market interest rates. Both option proceeds (2004-$358,630, 2003-$191,792) and joint venture management revenue (2004-$55,708, 2003-$31,834) have contributed to improved revenue.

The major changes in general and administrative expenses are for management services, salaries and support. The changes in the contract for David Caulfield’s services as Chief Executive Officer account for most of the increase in management services while the addition of two full-time staff members and increased utilization of administrative support accounts for the increased salary and support costs.

Office expenses, which include computer services, membership dues, insurance, postage and printing, were significantly higher in 2004. Membership dues included issuing $10,000 in common shares to Mineral Deposit Research Unit in exchange for a five-year membership. Shareholder requests for annual report material tripled. This substantially increased the costs of producing and mailing the annual report and information packages. The cost of insurance increased from $6,400 to $14,450.

Investor services expenses increased for the second year in a row. Part of this increase is related to the need for a strong presence in certain sectors of the US markets. To meet this need, each year the company attended major trade shows in New Orleans, San Francisco, New York and Las Vegas. A strategic marketing program was introduced during the third quarter to increase market awareness of Rimfire. This has shifted the emphasis from trade show participation with accompanying travel and entertainment costs, as well as exhibitor fees, to a targeted marketing strategy which ensures that qualified investors are able to access information about the company. The company expects that the primary emphasis in future years will be the strategic marketing program. The overall costs of investor services will not decrease significantly but it is expected that the strategic marketing will be more effective.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,105,733 ($320,743), and property acquisition costs totaled $217,385 ($98,200). These costs were offset by joint venture reimbursements totaling $145,641. The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures. For the fiscal year ended January 31, 2005 this should amount to $122,227 ($1,889 plus $60,242 Yukon credits.) Option proceeds, consisting of both cash and share payments totaled $358,630 ($191,792).

Exploration expenditures included costs of aircraft and helicopter ($261,871), camp and support activities ($58,846), chemical analysis ($52,832), drafting ($13,148), drilling ($87,046), equipment rentals ($16,228), freight ($12,341), materials and supplies ($30,249), maps and reproductions ($17,341) professional geological fees ($354,662), program management ($97,443), recording and filing fees ($67,720) and travel ($36,006). Acquisition costs include the costs incurred to stake the Alaska and Kizmet properties, option payments made for the Thorn and William’s Gold properties, and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Thorn, Tide and Alaska properties.

The Company may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past under the Company’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs. An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects and the present value of this cost has been included in mineral property expenses. When the work is completed, the expense will be charged against this liability account rather than to the project expenses.

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

Accounting and legal expenses were lower but investor services expenses more than doubled to $106,188 (2002-$52,991) with related increases in travel costs (2003-$32,142, 2002-$22,482.) The company has a strong presence in certain sectors of the US markets. Maintaining this presence requires the company to attend major trade shows in New Orleans, San Francisco, New York and Las Vegas. Salaries and share-based compensation have increased compared to the previous year primarily due to including the fair value of stock options in compensation expense and partly due to hiring one additional full-time staff member. The increase in share-based compensation was $398,408. Total salaries only show an increase from $67,984 to $85,152 since most of the compensation costs were charged to individual projects. Another major increase was foreign exchange losses. When the Corporation’s US Dollar accounts are re-valued at the balance sheet date, there is a loss due to foreign exchange translation. For the year ended January 31, 2004 this difference was a loss of $32,028 compared to a loss of only $5,596 the previous year.

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

LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2005, the Corporation had working capital, defined as current assets less current liabilities, of $2,809,216 compared to working capital of $1,071,452 as at January 31, 2004. Completion of a private placement in March 2004 significantly increased the company’s treasury. Exercises of share purchase warrants and options also increased the Corporation’s working capital. Increases in exploration activity have resulted in similar increases in administrative costs. Administrative expenses were approximately fifty percent higher in 2004 compared to 2003 while overall exploration activity increased three-fold. The Corporation expects that current working capital will be sufficient for the next two fiscal years.

The Corporation’s issued and outstanding shares stood at 17,855,220 at year-end. The placements completed during the first quarter and exercise of share purchase warrants represents most of the increase from the 13,615,621 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 465,000 employee stock options were granted and 100,000 options were exercised. 1,712,121 share purchase warrants exercisable before September 2005 were issued as part of the placements.1,180,000 previously granted director and employee options exercisable before December 2008 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,914,772 will be added to Rimfire’s treasury, and shares outstanding will total 21,072,341.

At the annual general meeting held June 18, 2004, the shareholders approved an increase in authorized capital to allow an unlimited number of common shares to be issued.

As at January 31, 2004, the Corporation had working capital of $1,071,452 compared to working capital of $1,041,619 at January 31, 2003. Significant exercises of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by lower acquisition costs and higher option proceeds. Overall general and administrative expenses were thirty-five percent higher in 2003 compared to the previous fiscal year.

A total of 1,211,000 share purchase warrants were exercised in 2003 at prices of $0.40, $0.45 and $0.75. The Corporation issued the same number of shares for gross proceeds of $509,500. Employee stock options were exercised resulting in the issuance of 20,000 shares for proceeds of $7,000.

The Corporation’s issued and outstanding shares stood at 13,615,621 at year-end. 1,100,000 share purchase warrants and 1,340,000 director and employee options remain outstanding. If all remaining warrants and options are exercised, a maximum of $1,205,750 will be added to the Corporation’s treasury, and shares outstanding will total 16,025,621.

As at January 31, 2003, the Corporation had working capital of $1,041,619, compared to working capital of $383,506 at January 31, 2002. Two private placements and significant exercises of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by larger government grants for exploration undertaken in the Yukon. Overall general and administrative expenses were ten percent higher in 2002 compared to the previous fiscal year.

Two financings were completed in 2002, raising a total of $542,000. Share issue costs totaled $51,840. A total of 1,436,333 share purchase warrants were exercised in 2002 at prices of $0.40 and $0.45. The Corporation issued the same number of shares for gross proceeds of $591,333. Employee stock options were exercised resulting in the issuance of 25,000 shares for proceeds of $6,250.

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

The agreement with AngloGold, respecting the Alaska properties, provides that after AngloGold completes their initial contribution exploration expenditures will be shared between AngloGold and the Corporation in a ratio of 70:30 in accordance with ownership interest in the properties. In the event that the Corporation does not wish to pay these expenses in cash, there is provision for AngloGold to advance the funds required as a loan to be repaid at the time a positive feasibility study is completed. AngloGold has not yet completed their initial contribution, however, it is anticipated that this could be completed during the 2005-2006 fiscal year. At that point, the company will have to make a decision to participate with a cash contribution, as a loan or to decline to participate which would result in dilution of the Corporation’s interest.

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

Year Ended January 31, 2005

During the year ended January 31, 2005, the Corporation used $1,165,990 of its cash resources for operating activities, which included a net loss for the year of $1,495,680. Expenditures included net mineral property acquisition and exploration costs of $713,263, an increase of $448,357 from the previous year. The Corporation increased cash resources by $66,958 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 2,996,907 shares for net proceeds of $2,424,098 in concurrent brokered and non-brokered private placements. An additional 1,210,000 shares were issued for net proceeds of $543,013 pursuant to share purchase warrants and options at prices of $ 0.25 to $1.15 per share. Share issue costs totaled $241,357. As of January 31, 2005, consolidated cash amounted to $2,724,083, an increase of $1,806,169 from the beginning of the year.

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

Year Ended January 31, 2003

During the year ended January 31, 2003, the Corporation used $526,764 of its cash resources for operating activities, which included a net loss for the year of $507,303. Expenditures included net mineral property acquisition and exploration costs of $135,644, an increase of $13,020 from the previous year. During the year ended January 31, 2003, the Corporation completed two financings raising a total of $542,000. Share issue costs totaled $51,840. In April 2002, the Corporation received $440,000 by issuing 1,100,000 units priced at $0.40. Each unit consisted of one share and one share purchase warrant exercisable at $0.40 until April 15, 2004. The second financing was a flow-through offering in July for proceeds of $102,000. The Corporation issued 150,000 units priced at $0.60 per unit, where each unit consisted of one flow–through share and one non-flow-through share purchase warrant exercisable at $0.75 expiring July 3, 2003. Proceeds of this flow-through financing were used for exploration of the Corporation’s Adam property in northern British Columbia. A total of 1,436,333 share purchase warrants were exercised in 2002 at prices of $0.40 and $0.45. The Corporation issued the same number of shares for gross proceeds of $591,333. Employee stock options were exercised resulting in the issuance of 25,000 shares for proceeds of $6,250. As of January 31, 2003, consolidated cash amounted to $916,042, an increase of $541,474 from the beginning of the year.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

TREND INFORMATION

Not Applicable.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$ 114,600	$114,600	Nil	Nil	Nil
Mineral Property Interests – Option Payments [2]	5,000	5,000	Nil	Nil	Nil
Mineral Property Interests – Filing Fees[2]	802,591	67,944	261,150	384,200	89,297
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$ 922,191	$ 187,544	$ 261,150	$ 384,200	$ 89,297

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

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

David A. Caulfield, P. Geo,, President and Chief Executive Officer

Coquitlam, BC – age 46

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is also the President of Attunga Holdings Inc., a private British Columbia corporation.

Henry J. Awmack, P.Eng., Chairman

Vancouver, BC – age 45

Henry J. Awmack holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc., a private British Columbia corporation.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC – age 44

Mark E. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes had been a geologist with Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1993. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Bipin Ghelani, C.A., Director

Richmond, BC – age 55

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is a member of the Audit Committee for the Corporation.

Dorothy G. Miller, Chief Financial Officer

North Vancouver, BC – age 49

Dorothy Miller holds a Bachelor of Home Economics and is currently pursuing completion of CGA accounting designation. Ms. Miller has held an administrative position with Equity Engineering Ltd. since 1999. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of the Chairman, Henry J. Awmack.

Jack H.L. Miller, P.Eng, Director

North Vancouver, BC – age 50

Jack H.L. Miller holds a B.A.Sc., M.A.Sc. in geological engineering and is a registered professional engineer. Mr. Miller is currently Vice President, Operations for Quadra Mining Ltd., however, Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include assistant general manager and senior mine engineer, Viceroy Gold Corp. (1987-1994), Vice President, Projects and Mine Superintendent, Gibraltar Mines Ltd. (1994-1996), Vice President, Projects, Westmin Resources (1996-1997), Vice President, Operations, Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002.) Mr. Miller is a member of the Audit Committee for the Corporation.

P. Gary Paulson, Director

Prince George, BC – age 54

P. Gary Paulson has been the President of Falcon Drilling Ltd. and Jempland Construction Ltd. since 1986. Mr. Paulson is a member of the Audit Committee for the Corporation.

Ian J. Talbot, Corporate Secretary

North Vancouver, BC – age 46

Ian J. Talbot holds a B.Sc. in geology and an LL.B. (bachelors of laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. He is currently employed as in-house counsel with BHP Billiton Diamonds Inc. in Vancouver

CERTAIN AFFILIATIONS

Some of the directors of the Corporation are also directors and officers of other corporations. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such companies. All such conflicts must be disclosed by them in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
Henry J. Awmack	Equity Engineering Ltd.	President Director	02/02 to present 01/87 to present
David A. Caulfield	Equity Engineering Ltd.	Director	01/87 to present
Bipin Ghelani	Blackstone Ventures Inc. Plutonic Power Corporation Western Keltic Mines Inc.	Chief Financial Officer Chief Financial Officer Chief Financial Officer	09/04 to present 09/04 to present 09/04 to present
Gary Paulson	Falcon Drilling Ltd. Jempland Construction	President President	1986 to present 1986 to present
Jack H.L. Miller	Quadra Mining Ltd.	Vice President, Operations	04/04 to present

David A. Caulfield and Mark E. Baknes each devote 100% of their time to the affairs of the Corporation. Henry J. Awmack spends approximately 5-10% of his time on the affairs of the Corporation, while Bipin Ghelani, Jack H.L. Miller, and P. Gary Paulson each allot less than 5% of their time to the Corporation’s business. Dorothy G. Miller devotes 90% of her time to administrative and financial functions within the Corporation. Ian J. Talbot allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of January 31, 2005, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compe-nsation ($)
David A. Caulfield, President, CEO[1]	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	315,000 300,000 150,000	NIL NIL NIL	NIL NIL NIL	$96, 000[1] $66,000[1] $60,000[1]
Henry J. Awmack, Chairman	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	195,000 175,000 150,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Mark E. Baknes, Vice President	Jan. 2005 Jan. 2004 Jan. 2003	$74,695 $62,000 $5,000	NIL NIL NIL	NIL NIL NIL	265,000 250,000 150,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Bipin Ghelani, Director	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	95,000 85,000 75,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Dorothy Miller, CFO[2]	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	90,000 75,000 NIL	NIL NIL NIL	NIL NIL NIL	$33,844[1] $27,538[2] $16,830[2]
Jack H.L. Miller, Director	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	110,000 100,000 75,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL

P. Gary Paulson, Director	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	110,000 100,.000 75,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Ian J. Talbot, Corporate Secretary	Jan. 2005 Jan. 2004 Jan. 2003	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	50,000 25,000 20,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL

[1]

Pursuant to the terms of a Management Agreement dated March 1, 1999 (amended December 1, 2003 and March 1, 2005), Equity Engineering Ltd. is paid the sum of $8,000 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management and Consulting Contracts".

[2]

Pursuant to the terms of a Management Agreement dated December 1, 2003 and renewed March 1, 2005, Equity Engineering Ltd. is reimbursed for salary and benefits paid for the services of Dorothy Miller. Refer to "Management and Consulting Contracts".

As at January 31, 2005, the Corporation has granted rights to purchase or acquire an aggregate of 3,347,121 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the Common Shares on April 30, 2005 as traded on the TSX Venture Exchange was $1.23.

Outstanding Director and Officer Stock Options as at January 31, 2005

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Henry Awmack	150,000 25,000 20,000	March 2, 2001 Dec. 18, 2003 Dec. 9, 2004	$0.25 0.95 1.21	March 2, 2006 Dec. 18, 2008 Dec. 9, 2009	$0.25 0.95 1.21
Mark Baknes	150,000 100,000 15,000	March 2, 2001 Dec. 18, 2003 Dec. 9, 2004	$0.25 0.95 1.21	March 2, 2006 Dec. 18, 2008 Dec. 9, 2009	$0.25 0.95 1.21
David Caulfield	150,000 150,000 45,000	March 2, 2001 Dec. 18, 2003 Dec. 9, 2004	$0.25 0.95 1.21	March 2, 2006 Dec. 18, 2008 Dec. 9, 2009	$0.25 0.95 1.21
Bipin Ghelani	75,000 10,000 10,000	January 15, 2003 Dec. 18, 2003 Dec. 9, 2004	$0.60 0.95 1.21	January 15, 2008 Dec. 18, 2008 Dec. 9, 2009	$0.60 0.95 1.21

Dorothy Miller	75,000 15,000	Dec. 18, 2003 Dec. 9, 2004	$0.95 1.21	Dec. 18, 2008 Dec. 9, 2009	$0.95 1.21
Jack Miller	75,000 25,000 10,000	March 2, 2001 Dec. 18, 2003 Dec. 9, 2004	$0.25 0.95 1.21	March 2, 2006 Dec. 18, 2008 Dec. 9, 2009	$0.25 0.95 1.21
Gary Paulson	75,000 25,000 10,000	March 2, 2001 Dec. 18, 2003 Dec. 9, 2004	$0.25 0.95 1.21	March 2, 2006 Dec. 18, 2008 Dec. 9, 2009	$0.25 0.95 1.21
Ian Talbot	25,000 25,000	Dec. 18, 2003 Dec. 9, 2004	$0.95 1.21	Dec. 18, 2008 Dec. 9, 2009	$0.95 1.21
Total	1,310,000

In addition to the options granted to Directors and Senior Officers of the Corporation, the Corporation issues share purchase options to employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved a total of 1,771,253 shares for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Of the reserved shares, 26,253 remain available for stock option grants. Shareholders must approve the stock option plan at each annual general meeting, at which time the number of shares available for issue increases to a total of 10% of the Corporation’s issued and outstanding shares as of the record date for the meeting.

As of January 31, 2005, there are three employees and one consultant who have been granted stock options in the aggregate amount of 415,000 options at exercise prices ranging from $0.25 to $1.21 with expiry dates between March 2006 and December 2009. Individual grants of more than 25,000 options vest over a period of two years.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2005, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of three years, and may be terminated by the Corporation on six months’ notice. In December 2003, the contract was amended to increase the payment for David Caulfield’s services to $8,000 per month which more closely approximates the cost of hiring a full-time employee. The agreement was renewed for a further three years on March 1, 2005. Equity is not at arm’s length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation.

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

During the fiscal year ended January 31, 2005, there were five such projects: Kizmet, RDN, Thorn, and Tide properties in British Columbia and the Yukon Targeted Exploration Initiative in the Yukon.

Equity was paid $152,072 of the total costs of $176,517 for the Kizmet project. The bulk of this amount was geological consulting fees and project management fees ($68,522), aircraft & helicopter ($32,655), camp and support ($26,818), chemical analysis ($13,715), materials and supplies ($3,182), maps and reproductions ($2,840), recording fees ($2,190), and drafting ($2,150). The Corporation paid for the remaining supporting activities including $18,184 for recording and filing fees and $2,465 for technical assistance.

The RDN project represented a different type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, Northgate Minerals for reimbursement. A Joint Venture management fee of 7.5 % was charged only on costs paid directly by the Corporation. The Corporation’s share of expenditures was $5,425 of which Equity was paid $2,353 for geological consulting fees and project management fees and $203 for support services. The Corporation provided technical assistance at a cost of $2,259 and other support activities totalling $610.

The Thorn project was undertaken in two phases. In both phases, Equity Engineering was contracted to provide geological consulting services for the project. In the first phase, the Corporation paid the costs then charged them to the joint venture partner, Cangold Limited for reimbursement. A Joint Venture management fee of 7.5 % was charged on all costs paid by the Corporation. In the second phase, Equity Engineering invoiced Cangold Limited. Cangold, in turn, invoiced the Corporation for 49% of the net costs plus a management fee of 5%. The Corporation’s share of expenditures was $450,464 of which Equity was paid $404,082. This total included $130,709 for aircraft and helicopter, $124,136 for geological consulting fees and project management fees, $87,046 for drilling, $32,201 for camp and support services, $15,072 for chemical analysis, $7,460 for communications and $7,458 for recording fees. The Corporation provided technical assistance costs of $10,138 and paid joint venture management fees of $20,633.

The Corporation’s share of expenditures for the Tide project was $17,678 of which Equity was paid $8,084 for geological consulting fees and project management fees, and $321 for support services. The Corporation provided technical assistance costs of $8,200.

Equity was paid $273,473 of the total costs of $320,713 for the Yukon Targeted Exploration Initiative. This amount was comprised of geological consulting fees and project management fees ($104,605), aircraft & helicopter ($90,353), camp and support ($30,088), chemical analysis ($22,909), materials and supplies ($19,012), maps and reproductions ($3,731), and drafting ($2,775). The Corporation paid for the remaining supporting activities, including $31,684 for technical assistance and $7,523 for drafting and maps. Newmont paid a total of $144,213 for reimbursement of joint venture expenditures.

During the fiscal year ended January 31, 2004, there were six major projects: Adam, RDN, and Thorn properties in British Columbia and the Yukon Mining Incentives Program, including the Simpson property, in the Yukon.

Equity was paid $5,152 of the total costs of $7,750 for the Adam project. The bulk of this amount was geological consulting fees and project management fees ($3,062), drafting ($1,328), printing and maps ($476), and support costs ($286). The Corporation paid for the remaining supporting activities and recording fees of $2,410.

Equity was paid $3,239 of the total costs of $7,410 for the RDN project. This amount was comprised of geological consulting fees and project management fees ($2,438), drafting ($500), and support costs ($301). The Corporation paid for the remaining supporting activities, including $3,211 for technical assistance.

The Corporation’s share of expenditures for the Thorn project was $11,853 of which Equity was paid $1,981 for geological consulting fees and project management fees, $1,455 for drafting and $381 for support services. The Corporation provided technical assistance costs of $6,597, drafting of $556 and camp and travel costs of $883.

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

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2005.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2005 as follows:

	Monthly	Yearly
David A. Caulfield	$8,000 [1]	$96,000
Henry J. Awmack	Nil	Nil
Mark E. Baknes	$6,250	$75,000
Dorothy Miller	$4,500 [2]	$54,000

[1]

Paid to Equity Engineering Ltd. pursuant to the terms of March 1, 2005 management agreement.

[2]

Paid to Equity Engineering Ltd. pursuant to the terms of March 1, 2005 management agreement for 90% of full-time equivalent.

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

The Audit Committee performs an oversight role for the board by:

•

Reviewing the appointment of the Chief Financial Officer and any other key financial personnel.

•

Reviewing, with management and the external auditor, the adequacy and effectiveness of the company’s systems of internal control and the adequacy and timeliness of its financial reporting processes.

•

Reviewing the annual audited financial statements, unaudited quarterly financial statements, management discussion and analysis reports and other financial reporting documents prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

•

Where appropriate and prior to release, reviewing and approving any other news releases that contain significant financial information that has not previously been released to the public.

•

Reviewing the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application.

•

Recommending to the Board and shareholders the external auditor selected to examine the company’s accounts and financial statements.

•

Approving all audit engagement terms and fees and pre-approving all non-audit and assurance services to be performed by the auditor.

EMPLOYEES

The Corporation has four full-time employees. All other personnel are retained under contract with Equity Engineering Ltd. See Management and Consulting Contracts above. There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2005.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
David A. Caulfield, P. Geo. Coquitlam, B.C. President, Chief Executive Officer, Director and Promoter	Common Shares: 677,501[1] Options: 315,000[2] Warrants: 27,500[3]	3.79%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,352,401[1] Options: 195,000[2] Warrants: 37,500[3]	7.57%
Mark E. Baknes, P.Geo. Vancouver, B.C. Vice-President, Exploration	Common Shares: 474,100[1] Options: 265,000[2] Warrants: Nil	2.65%
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 63,000[1] Options: 95,000[2] Warrants: Nil	0.35%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: Nil Options: 90,000[2] Warrants: Nil	0.0%
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 204,500[1] Options: 110,000[2] Warrants: Nil	1.15%
P. Gary Paulson Prince George, B.C. Director	Common Shares: 93,680[1] Options: 110,000[2] Warrants: Nil	0. 52%
Ian J. Talbot North Vancouver, B.C. Corporate Secretary	Common Shares: 34,500[1] Options: 50,000[2] Warrants: 5,000[4]	0.19%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2005, based upon information furnished by the respective shareholders.

[2]

Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officer of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

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

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the Named Executive Officers and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the end of the Financial Year (#) Exercisable	Value of Unexercised In-the-Money Options as of January 31, 2005
Henry J. Awmack	Nil	Nil	195,000	$148,750
Mark E. Baknes	Nil	Nil	265,000	167,500
David A. Caulfield	Nil	Nil	292,500	172,500
Bipin Ghelani	Nil	Nil	95,000	47,500
Dorothy Miller	Nil	Nil	90,000	18,750
Jack H.L. Miller	Nil	Nil	110,000	77,500
P. Gary Paulson	Nil	Nil	110,000	77,500
Ian J. Talbot	Nil	Nil	50,000	6,250

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2005.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON[2]	Common Shares: 14,690,943 [1]	82.3%

Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,352,401[1] Options: 195,000[3]	7.6%
Prudent Bear Fund Dallas, TX	Common Shares: 2,000,000[1]	11.2%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2005, based upon information furnished by the respective shareholders.

[2]

Canadian Depository for Securities Limited (“CDS & Co.”) is the registered holder, as nominee, of a total of 14,690,943 Common Shares of the Corporation, representing 82.3% of the issued and outstanding shares. The Corporation is unaware of the beneficial owners of the shares held by CDS & Co.

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

RELATED PARTY TRANSACTIONS

As at January 31, 2005, the Corporation was indebted to Equity Engineering Ltd. (“Equity”) in the amount of $33,368 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation. The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at standard commercial rates.

During the fiscal year ended January 31, 2005, the company paid Equity $431,996 for geological consulting services, excluding costs paid by joint venture partners, and $203,098 for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance $3,711 - investor services; $96,462- management services; $12,026 – office; $39,172 – rent; and $37,270 - support services. The increases in these amounts reflect additional office space and services utilized by the increase in Rimfire staff.

During the year ending January 31, 2004, the Corporation paid Equity $260,926 for geological consulting services and $144,087 for providing general corporate and administrative services to the Corporation. General corporate and administrative services provided by Equity during the period consisted of the following: $6,396– insurance, $2,200- investor services; $66,264- management services; $5,702– office; $36,582– rent; and $26,943- support services.

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

Not Applicable.

ITEM 8    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2005 and 2004

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

SIGNIFICANT CHANGES

There have been no significant changes since year-end.

ITEM 9    THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

The common shares of the Corporation have been listed and posted for trading on the TSX Venture Exchange. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the period January 1, 2003 to April 30, 2005.

Most recent 6 months	High	Low	Volume
November 1-30, 2004	$ 1.80	$ 0.99	997,993
December 1-31, 2004	1.40	1.15	417,730
January 1-31, 2005	1.37	1.12	402,583
February 1-28, 2005	1.37	1.14	349,214
March 1-31, 2005	1.35	1.20	216,055
April 1-30, 2005	1.30	1.00	241,559

Fiscal 2003	High	Low	Volume
First Quarter	$0.80	$0.51	615,000
Second Quarter	1.10	0.58	1,702,910
Third Quarter	1.25	0.81	1,356,324
Fourth Quarter	1.18	0.84	1,069,925

Fiscal 2004	High	Low	Volume
First Quarter	$1.50	$0.84	1,298,462
Second Quarter	1.15	0.80	1,191,155
Third Quarter	1.29	0.76	1,638,143
Fourth Quarter	1.80	0.99	1,818,306

Fiscal 2005	High	Low	Volume
First Quarter	$1.37	1.00	806,828

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the last four fiscal years, commencing with the initial public offering in June 1999.

Fiscal Year ending	High	Low	Volume
January 31, 2005	$1.80	$ 0.76	5,946,066
January 31, 2004	1.25	0.51	4,744,159
January 31, 2003	0.84	0.35	3,033,956
January 31, 2002	0.66	0.23	1,775,916
January 31, 2001	0.51	0.20	554,165

At January 31, 2005, 2,772,600 Common Shares were held by 26 registered holders in the United States, representing an aggregate of 15.53% of the Corporation’s total issued and outstanding Common Shares. The Corporation is not listed for trading on any securities exchange in the United States, and there has been no market in the United States for the Common Shares. As of April 30, 2005, 2,771,300 Common Shares were held by 24 registered holders in the United States.

At January 31, 2005, there were 17,855,220 of the Corporation’s Common Shares outstanding. As of April 30, 2005, there were 17,859,720 Common Shares issued and outstanding.

ITEM 10    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's authorized capital consists of an unlimited number of common shares without par value, of which 17,855,220 are issued and outstanding as at January 31, 2005. The shareholders approved the increase in authorized capital from 100,000,000 at the annual general meeting held in June 2004.

The Corporation's head office and its registered and records office is located at Suite 700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

Pursuant to the requirements of Business Corporations Act (British Columbia), a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the Business Corporations Act (British Columbia), and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation shareholders.

Pursuant to the requirements of the Business Corporations Act (British Columbia),, a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the Business Corporations Act (British Columbia), or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

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

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There is a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes. The Corporation has completed the transition process by obtaining shareholder approval of special resolutions adopting new articles of incorporation. The amended articles have been filed with Corporate Registry, effective August 5, 2004 and are filed as an exhibit with this report.

MATERIAL CONTRACTS

The Corporation entered into a management agreement dated March 1, 1999 (effective May 1, 1999) with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $5,000 per month. The agreement is for a term of three years, and may be terminated by the Corporation on six months’ notice. The agreement was renewed for a further three years on March 1, 2002. In December 2003, the contract was amended to increase the payment for David Caulfield’s services to $8,000 per month which more closely approximates the cost of hiring a full-time employee.  Equity is not at arm’s length to the Corporation as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Corporation. The contract was renewed for a further three years on March 1, 2005.

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

Distributions on common shares of the Corporation

U.S. Holders, who do not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States

Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest".

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

Certain special, generally adverse, rules will apply with respect to the common shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

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

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

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

SUBSIDIARY INFORMATION

The Corporation has two (2) wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, and Rimfire Nevada Ltd. (Rimfire Nevada) which was incorporated under the laws of the State of Nevada on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests.

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares.

Rimfire Nevada is authorized to issue 75,000 no par value common shares. The only shareholder of Rimfire Nevada is the Corporation and it holds all issued and outstanding company shares.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold nor issue any derivative financial instruments. Furthermore, the Corporation does not hold any long-term debt, and therefore is not subject to interest rate fluctuation. The Corporation does not have any other interest-rate sensitive instruments. The sole financial instruments that the Corporation holds which are subject to interest rate fluctuation are term deposits held for near-term use. The Corporation is not relying on the investment income to fund operations, and therefore does not deem this to be a market risk to the Corporation.

The Corporation does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US Dollars from payments received in US Dollars to pay these trade accounts; therefore, there is no market risk, within the meaning of Item 11, to the Corporation from this limited exposure to foreign exchange translation effects.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable.

ITEM 15    CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the Corporation’s disclosure policy. The disclosure controls conform to the Corporation’s Corporate Governance guidelines which were adopted by the board of directors on November 20, 2002.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period in which this Form 20-F was being prepared.

There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation's internal controls requiring corrective actions.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of Financial Expert on the Corporation’s audit committee. Mr. Ghelani is independent of the Corporation. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the audit committee have significant financial experience within the mining industry and are considered financially literate although they do not meet the definition of financial expert.

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

The codes of ethics and corporate governance policy were filed as exhibits in connection with the Registrant’s Form 20-F dated July 7, 2003. The Corporation will provide copies of these codes of ethics to any person, upon written request to the secretary of the Corporation at its address at 700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ending January 31, 2005	Fiscal Year ending January 31, 2004
Audit Fees	$ 14,500	$ 12,500
Audit-related fee	1,550	--
Tax services - Canadian	1,500	1,500
Tax services - US	--	--
All other fees	489	Nil
Total fees billed	18,039	14,000

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

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s 20-F Registration Statement. Registration fees for Canadian Public Accountability Board and Public company Accounting Oversight Board are included in this category.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services would have consisted of assistance in the documentation of processes and controls and disbursements made by the auditor on behalf of the company.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

 PURCHASERS

Not applicable

PART III

ITEM 17    FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2005 and 2004

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19    EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	8
4.21	Agreement of Purchase and Sale between Lorne Warren, John Mirko and Rimfire Minerals Corporation dated June 25, 2002	a
4.22	Property Option Agreement between Rimfire Minerals Corporation and Plutonic Capital Corporation dated October 28, 2002	a
4.23	Property Option Agreement between Rimfire Minerals Corporation and Stikine Gold Corporation dated December 18, 2002	a
4.24	Option Agreement amendment between Rimfire Minerals Corporation and Stikine Gold Corporation dated March 26, 2003	a
4.25	Addendum to Mining Joint Venture Agreement between Homestake Canada Inc. and Rimfire Minerals Corporation dated May 23, 2002	a
4.26	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated July 25, 2003	❖
4.27	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated October 20, 2003	❖
4.28	Property Option Amendment Agreement between Plutonic Capital Inc., Serengeti Resources Inc. and Rimfire Minerals Corporation dated November 20, 2003	❖
4.29	Yukon Targeted Exploration Initiative Agreement between Newmont Mining Corporation and Rimfire Minerals Corporation dated November 14, 2003	❖
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation dated December 1, 2003	❖

4.31	Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Eagle Project, Goodpaster Mining District dated December 17, 2003	❖
4.32

Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – ER-Ogo-Fire Project, Goodpaster Mining District dated December 17, 2003

		❖
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	8
4.34	Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Beverly Project, Goodpaster Mining District dated June 14, 2004	❖
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	8
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2005	8
4.37	Amendment to RDN Property Option Agreement dated November 19, 2004	8
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	8
4.39	Memorandum of Understanding between Barrick Gold Corporation and Rimfire Minerals Corporation	8
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	8
11.1	Corporate Governance Policy adopted November 20, 2002	a
11.2	Code of Ethics – Board of Directors dated January 31, 2003	a
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	a
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	a
11.5	Incentive Stock Option Plan	*
31.1	Certification by Chief Executive Officer	8
31.2	Certification by Chief Financial Officer	8
32.1	Certification by Chief Executive Officer	8
32.2	Certification by Chief Financial Officer	8

8

Filed as exhibits in connection with this document

❖

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 26, 2004.

a

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 7, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RIMFIRE MINERALS CORPORATION

By:

“David A. Caulfield”

David A. Caulfield

President & Director

Date: May 25, 2005

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2005

and Auditors’ Report

AUDITORS' REPORT

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2005 and 2004 and the consolidated statements of loss and deficit, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2005 (all expressed in Canadian dollars). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at January 31, 2005 and 2004 and the results of its operations and of cash flows for each of the years in the three year period ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

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

March 14, 2005

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

“David A. Caulfield”

“Dorothy Miller”

David A. Caulfield, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
			(Restated)
Mineral Property Operations
Revenue
Option proceeds	$358,630	$191,792	$139,580
Expenses
Acquisition costs	217,385	98,200	149,303
Exploration expenditures	1,105,733	320,743	223,972
Reclamation obligations	35,363	-	-
Joint venture reimbursement	(145,641)	-	-
Exploration tax credits	(122,227)	(62,131)	(57,655)
	1,090,613	356,812	315,620

Other Operations
Revenue
Interest	69,715	24,078	8,576
Project management fees	55,708	31,834	18,644
Other	3,274	323	450
	128,697	56,235	27,670

Expenses
Accounting and legal	27,389	21,535	42,744
Depreciation	17,344	7,761	5,628
Foreign exchange losses (gains)	4,713	32,028	5,596
Investor services	147,787	106,188	52,991
Management services	92,820	71,767	57,354
Office	98,950	43,099	32,612
Rent	39,172	36,582	34,642
Salaries and support services	163,503	85,152	67,984
Share-based compensation	292,149	411,208	12,800
Travel and entertainment	44,386	32,142	22,482
	928,213	847,462	334,833

Loss Before Marketable Securities Transactions	1,531,499	956,247	483,203

Write Down of Marketable Securities	-	-	24,100
Gain on Sale of Marketable Securities	35,819	54,842	-

Net Loss	1,495,680	901,405	507,303

Deficit, Beginning of Year
Previously reported	4,001,157	2,844,232	2,347,169
Prior years’ share-based compensation (Note 2 )	-	255,520	245,280
Restated	4,001,157	3,099,752	2,592,449

Deficit, End of Year	$5,496,837	$4,001,157	$3,099,752

Loss Per Share	$0.09	$0.07	$0.04

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2005	2004	2003
ASSETS				(Restated)
Current
Cash		$2,724,083	$917,914	$916,042
Marketable securities (Note 3)		139,870	107,500	40,900
Accounts receivable		193,726	92,093	121,055
Prepaid expenses		6,885	14,963	10,285
		3,064,564	1,132,470	1,088,282

Office and Computer Equipment, less accumulated
depreciation of $47,076 (2004 - $29,732)		44,061	23,963	18,075
Project Deposits (Note 4)		44,400	20,200	13,100
Mineral Property Interests (Note 5)		-	-	-

		$3,153,025	$1,176,633	$1,119,457

LIABILITIES
Current
Accounts payable and accruals		$88,811	$28,308	$22,604
Payable to related party (Note 7)		33,368	32,710	24,059
Joint venture project deposits		97,806	-	-
Reclamation obligation (Note 11)		35,363	-	-
		255,348	61,018	46,663

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		7,467,987	4,447,484	3,914,466
Contributed Surplus (Notes 2 and 6 )		926,527	669,288	258,080
Deficit		(5,496,837)	(4,001,157)	(3,099,752)
		2,897,677	1,115,615	1,072,794

		$3,153,025	$1,176,633	$1,119,457

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Cash Flows Used for Operating Activities
Other operations
Cash paid to suppliers and employees	$(597,035)	$(367,721)	$(407,062)
Repayment of advances from related party	658	8,651	3,784
Revenue received	126,150	68,837	12,158
Mineral property interests
Acquisition costs	(208,635)	(80,700)	(70,553)
Exploration costs (net of reimbursement)	(942,221)	(320,743)	(224,917)
Exploration tax credits/grants	62,157	18,745	52,246
Project deposits by JV partners	97,806	-	-
Mineral property interest option proceeds	295,130	117,792	107,580
	(1,165,990)	(555,139)	(526,764)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	66,958	62,242	-
Project deposits	(24,200)	(7,100)	(13,100)
Purchase of office and computer equipment	(37,442)	(13,649)	(6,405)
	5,316	41,493	(19,505)

Cash Flows From Financing Activities
Common shares issued for cash	3,208,200	516,500	1,139,583
Share issue costs	(241,357)	(982)	(51,840)
	2,966,843	515,518	1,087,743

Increase (Decrease) in Cash	1,806,169	1,872	541,474
Cash, Beginning of Year	917,914	916,042	374,568

Cash, End of Year	$2,724,083	$917,914	$916,042

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$(8,750)	$(17,500)	$(78,750)
Shares issued for acquisition of
mineral property interests	8,750	17,500	78,750
Marketable securities received	(63,500)	(74,000)	(32,000)
Mineral property interest option proceeds	63,500	74,000	32,000
Write down of marketable securities	-	-	24,100
Reduction in carrying value of marketable
securities	-	-	(24,100)
Share-based compensation expense	(292,149)	(411,208)	(12,800)
Contributed surplus	292,149	411,208	12,800

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Common Shares (Note 6)			(Restated)
Balance, beginning of year	$4,447,484	3,914,466	2,747,973
Issued for
Private placement	2,659,200	-	440,000
Private placement (flow-through)	-	-	102,000
Share-purchase warrants	506,500	509,500	591,333
Employee stock options	77,410	7,000	6,250
Mineral properties	8,750	17,500	78,750
MDRU membership	10,000	-	-
Share issue costs	(241,357)	(982)	(51,840)

Balance, end of year	7,467,987	4,447,484	3,914,466

Retained Earnings
Balance, beginning of year
Previously reported	4,001,157	2,844,232	2,347,169
Prior years’ share-based compensation (Note 2 )		255,520	245,280
Restated	4,001,157	3,099,752	2,592,449
Loss for the year	1,495,680	901,405	507,303

Balance, end of year	5,496,837	4,001,157	3,099,752

Contributed Surplus
Balance, beginning of year	669,288	258,080	245,280
Share-based compensation	292,149	424,008	21,550
Options exercised	(34,910)	(12,800)	(8,750)

Balance, end of year	926,527	669,288	258,080

Shareholders’ Equity	$2,897,677	$1,115,615	$1,072,794

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Fer	Kizmet	RDN	Simpson	Thorn	Tide	William’s Gold	Alaska	Other	Total
Cumulative net expenditures, January 31, 2002	$ 87,417	$ -	$ 839,885	$ -	$ 328,558	$ 32,002	$ 93,605	$ 18,374	$ 94,143	$ 1,493,984

Acquisition Costs	-	-	3,494	7,934	37,111	3,835	89,473	2,192	5,264	149,303
Exploration Expenditures	4,801	-	5,960	34,977	3,741	2,279	5,212	28,520	138,484	223,974
Exploration Tax Credits	-	-	(1,159)	(15,000)	(669)	(285)	(884)	-	(39,659)	(57,656)
Option Proceeds	-	-	(50,000)	-	(47,000)	(2,000)	(10,000)	(30,580)	-	(139,580)

Net expenditures, year ended January 31, 2003	4,801	-	(41,705)	27,911	(6,817)	3,829	83,801	132	104,089	176,041

Acquisition Costs	517	22,830	-	540	30,957	2,369	21,250	17,263	2,474	98,200
Exploration Expenditures	8	10,975	7,410	69,091	11,853	802	3,644	48,685	168,275	320,743
Exploration Tax Credits	-	-	(1,889)	(30,242)	-	-	-	-	(30,000)	(62,131)
Option Proceeds	-	-	-	-	(41,000)	(61,000)	(50,000)	(39,792)	-	(191,792)

Net expenditures, year ended January 31, 2004	525	33,805	5,521	39,389	1,810	(57,829)	(25,106)	26,156	140,749	165,020

Acquisition Costs	3,440	5,242	-	-	150,000	1,842	28,750	24,152	3,959	217,385
Exploration Expenditures	4,619	176,517	5,425	4,655	450,461	17,677	6,255	56,227	383,897	1,105,733
Exploration Tax Credits	-	(30,243)	(552)	-	(87,818)	(2,751)	(350)	-	(513)	(122,227)
Joint Venture Reimbursement	-	-	-	-	-	(1,427)	-	-	(144,214)	(145,641)
Reclamation Obligation	-	-	17,102	-	11,082	3,179	4,000	-	-	35,363
Option Proceeds	-	-	(25,000)	-	(182,000)	(56,500)	-	(95,130)	-	(358,630)

Net expenditures, year ended January 31, 2005	8,059	151,516	(3,025)	4,655	341,725	(37,980)	38,655	(14,751)	243,129	731,983

Cumulative net expenditures, January 31, 2005	100,802	185,321	800,676	71,955	665,276	(59,978)	190,955	29,911	582,110	2,567,028
Less write-downs and abandonments	-	-	-	-	-	-	-	(6,290)	(289,790)	(296,080)

Net mineral property costs, January 31, 2005	$ 100,802	$ 185,321	$ 800,676	$ 71,955	$ 665,276	$ (59,978)	$ 190,955	$ 23,621	$ 292,230	$ 2,270,948

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying Management Discussion and Analysis forms an integral part of the annual report on the Company’s financial condition. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements, and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (collectively the “Company”).

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%

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

Mineral Property Reclamation Obligations

The company may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past and may occur in future years under the Company’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs.

An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects. A reclamation obligation expense has been calculated as the present value of the cost if it were to be undertaken during the year of tenure expiry or in 2008, whichever comes first. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Notes 2 and 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

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

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to determine the exploration tax credits to which the company may be entitled.

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

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the 2004 fiscal year. These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $10,240 for the year ended January 31, 2003 and deficit and contributed surplus by $255,520 at January 31, 2003.

3.

MARKETABLE SECURITIES

	2005	2004
CANGOLD Ltd. – 250,000 shares (2004 -150,000 shares)	$ 80,000	$ 48,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. – 125,000 shares (2004- 150,000 shares)	27,500	33,000
Serengeti Resources Inc. – 175,000 shares	31,500	-
Stikine Gold Corp.(2004 - 100,000 shares)	-	25,000
Western Keltic Mines Inc. –89,500 shares (2004 - 100,000 shares)	23,270	26,000

	180,270	150,000
Less previous write-down to estimated market value	(40,400)	(42,500)

	$ 139,870	$ 107,500

Fair market value of the marketable securities on January 31, 2005 was approximately $271,405 (2004 - $185,500).

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
Thorn*	June 13, 2002	9,600
	September 2, 2003	7,100
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 44,400

* All deposits for the Thorn property were released on February 7, 2005 when the new operator of the property deposited satisfactory security with the regulatory authorities.

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2005	2004
Acquisition Costs	$217,385	$98,200

Exploration Costs
Aircraft and helicopter	261,871	39,204
Camp	58,846	15,177
Chemical analysis	52,832	25,033
Drafting	13,148	8,981
Drilling and trenching	87,046	-
Equipment rental	16,228	4,975
Freight	12,341	722
Geological and engineering	354,662	142,869
Maps and reproductions	17,341	5,529
Materials	30,249	2,501
Project management	97,443	26,607
Recording and filing	67,720	36,389
Travel	36,006	12,756

	1,105,733	320,743
Exploration tax credits and grants	(122,227)	(62,131)
Joint venture reimbursement	(145,641)	-
Reclamation obligation	35,363	-

	873,228	258,612

Option Proceeds	(358,630)	(191,792)

Cumulative Net Expenditures, Beginning of Year	1,835,045	1,670,025

Cumulative Net Expenditures, End of Year	2,567,028	1,835,045

Property write-down and abandonment	(296,080)	(193,421)

Net Mineral Property Costs From Inception	$2,270,948	$1,641,624

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

$50,000 on March 1, 2004 (paid)

•

$100,000 on March 1, 2005 (paid)

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

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004 (completed)

•

an additional $500,000 on or before March 1, 2005 (completed)

Cash payments to the Company of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004 (received)

•

$100,000 on or before March 1, 2005 (received)

Issuing to the Company:

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2004 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2005 (received)

In September 2004, CANGOLD completed the requirements to earn a 51% interest in the Thorn Property. The Company and CANGOLD have entered into a formal joint venture agreement for further development of the property. CANGOLD is currently operator for this project.

RDN Property, British Columbia

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

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004)

•

not less than an aggregate of $3,500,000 on or before December 31, 2006
(as revised November 19, 2004)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received subsequent to year-end)

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004 (paid)

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004 (issued)

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the net smelter return for $1,000,000. Advance Royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On December 18, 2002, the Company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of exploration expenditures and cash and share payments. Stikine terminated this agreement on April 30, 2004.

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

The Company will be operator for the exploration programs until Serengeti’s interest has vested. In November additional claims were staked which were converted to two claims totalling 1,184 hectares. These Wave claims will be jointly explored with the Tide property but do not form part of the property agreement.

Kizmet Property, British Columbia

In April 2003, the Company acquired the Kizmet (formerly Sutlahine) Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003. An additional 12 claims totalling 219 units were staked in May 2004. The mineral claims have been converted to 28 claims totalling 18,675 hectares. A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep these claims in good standing until December 2006. On January 12, 2005 the Company used the new on-line map-staking process to acquire 23 claims totalling 9,263 hectares.

On January 25, 2005 The Company signed a memorandum of understanding with Barrick Gold Corporation (“Barrick”) to jointly explore the Kizmet claims. Barrick will contribute 169 claims totalling 67,865 hectares while Rimfire will contribute 51 claims totalling 27,939 hectares. The companies will establish a 50:50 joint venture upon completion of a formal option agreement. Upon signing, Barrick will pay the Company $75,000 Canadian Dollars.

Barrick can increase their interest to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until December 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

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

•

$25,000 USD on January 30, 2005 (received)

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

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

 Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold has elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Beverly, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverly, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

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

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property.

The Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”), dated June 22, 2004, whereby AngloGold can earn a 50% interest in the Beverly property on completion of the following:

Exploration expenditures of:

•

$50,000 USD on or before February 28, 2005

•

an additional $100,000 USD on or before February 28, 2006

•

an additional $350,000 USD on or before February 28, 2007, and

•

the difference between all earn-in exploration expenses and $1,000,000 USD in total on or before February 28, 2008

Cash payments to the Company of:

•

$25,000 USD upon signing (received)

•

$20,000 USD on or before February 28, 2005

•

$30,000 USD on or before February 28, 2006

•

$50,000 USD on or before February 28, 2007

•

$75,000 USD on or before February 28, 2008

AngloGold shall be solely responsible for the payment due to Keltic following exploration expenditures of $1,500,000 (Canadian funds). This agreement was terminated in November 2004.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects. Wildfires in the area prevented exploration of these claims during the summer of 2004, therefore cash in lieu of labour has been paid to keep the claims in good standing.

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II fieldwork was undertaken in July with expenditures shared equally between the parties.

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area of in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

6.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value (as amended June 18, 2004)

Issued and fully paid

	Number of Shares	Amount
January 31, 2001	7,936,288	$2,358,706
Issued for cash
Common shares, net of share issue costs of $40,764	1,242,000	286,036
Flow-through common shares, net of share issue
costs of $519	150,000	59,481

Issued for mineral property interests	125,000	43,750

January 31, 2002	9,453,288	2,747,973
Issued for cash
Common shares, net of share issue costs of $49,661	2,561,333	987,923
Flow-through common shares, net of share issue
costs of $1,869	170,000	100,131
Issued for mineral property interests, net of share issue
costs of $311	150,000	78,439

January 31, 2003	12,334,621	3,914,466
Issued for cash
Common shares, net of share issue costs of $841	1,231,000	515,659
Issued for mineral property interests, net of share issue
costs of $141	50,000	17,359

January 31, 2004	13,615,621	4,447,484
Issued for cash
Common shares, net of share issue costs of $241,090	4,206,907	3,002,020
Issued for MDRU membership, net of share issue
costs of $122	7,692	9,878
Issued for mineral property interests, net of share issue
costs of $145	25,000	8,605

January 31, 2005	17,855,220	$7,467,987

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,771,253 shares for the issue of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options
	Number of Shares					Price Per Share		Expiry Date	Grant Date
	Balance, beginning of year	Granted during the year	Exercised during year	Balance, end of year	Exercisable at the end of the year	Exercise price	Fair value

Director	450,000	-	-	450,000	450,000	$0.25	$0.35	02-Mar-06	02-Mar-01

Officer	150,000	-		150,000	150,000	$0.25	$0.35	02-Mar-06	02-Mar-01
Employee	100,000		50,000-	50,000	50,000	0.25	0.35	02-Mar-06	02-Mar-01
Employee	50,000	-	50,000	-	-	0.60	0.35	09-Jan-05	09-Jan-03
Director	75,000		-	75,000	75,000	0.60	0.62	15-Jan-08	15-Jan-03
Director	235,000	-	30,000	205,000	205,000	0.95	0.72	18-Dec-08	18-Dec-03
Employee	50,000	-	-	50,000	50,000	0.95	0.72	18-Dec-08	18-Dec-03
Officer	200,000	-	-	200,000	200,000	0.95	0.72	18-Dec-08	18-Dec-03
Consultant	-	60,000	-	60,000	60,000	0.95	0.76	26-Mar-06	26-Mar-04
Employee	-	150,000	-	150,000	75,000	0.96	0.49	18-June-09	18-June-04
Director	-	95,000	-	95,000	72,500	1.21	1.05	09-Dec-09	09-Dec-04
Officers	-	55,000	-	55,000	55,000	1.21	1.05	09-Dec-09	09-Dec-04
Employee	-	105,000	-	105,000	72,500	1.21	1.05	09-Dec-09	09-Dec-04

	1,310,000	465,000	130,000	1,645,000	1,515,000

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date	Grant Date
Broker Warrants	213,667	$0.90	12-Sep-05	12-Mar-04
Share Purchase Warrant	1,058,334	$1.15	12-Sep-05	12-Mar-04
	430,120	$1.15	23-Sep-05	23-Mar-04

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 150%
Risk-free interest rate	2.01 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

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

During the year ended January 31, 2005, the Company paid Equity $431,996 for geological consulting services and $203,098 for providing general corporate and administrative services composed of $14,457 for insurance, $3,711 for investor services, $96,462 for management services, $12,026 for office, $39,172 for rent and $37,270 for support services.

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

8.

INCOME TAXES

The Company has incurred losses for income tax purposes of $ 1,682,451 which can be carried forward to reduce taxable income in future years.  If unused, these losses will expire as follows:

2006	$ 33,950
2007	260,195
2008	297,853
2009	322,057
2010	349,643
2011	412,759
2012	551,733
$ 2,228,190

The Company has other deductions of $1,822,000 which, subject to certain restrictions, can be used to reduce taxable incomes in future years.

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

(d)

 Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

  (i)  Shareholders’ Equity

	2005	2004
Shareholders’ equity under Canadian GAAP	$ 2,897,677	$ 1,115,615
Deduct deferred income tax liability	(100,125)	(100,125)
Shareholders’ equity under U.S. GAAP	$ 2,797,552	$ 1,015,490

  (ii)  Loss per Share

	2005	2004	2003
			(Restated)
Weighted average number of shares under Canadian GAAP	17,231,840	13,311,462	11,370,966
Escrow shares	29,865	209,865	397,365
Weighted average number of shares under U.S. GAAP	17,201,975	13,101,597	10,973,601

Loss Per Share under U.S. GAAP	$0.09	$0.07	$0.05

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