Form 20-F
period 2006-01-31
RIMFIRE MINERALS CORP
filed 2006-05-26
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2006

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2006: 19,999,539

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes

☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐    Large accelerated filer

☐   Accelerated filer

☒  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

 ☒    Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☒ No

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
anastomosing	a network of branching and rejoining fault surfaces or surface traces, braided
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
argillite	a compact rock derived from mudstone
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
bismuthinite	a mineral composed of bismuth and sulphur (Bi2S3)
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite	a mixture of calcium, iron and magnesium carbonates and muscovite mica in altered rocks
chalcedony	a cryptocrystalline variety of quartz with lower density and indices of refraction than ordinary quartz
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral Cu3AsS4
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present

feldspar	a major rock forming silicate mineral
felsic	applied to an igneous rock having abundant light-coloured minerals (quartz, feldspars, muscovite)
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square metres (2.471 acres)
hornblende	The commonest mineral of the amphibole group, usually black, dark green or brown
hydrothermal	a term applied to heated water or fluid
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	applied to an igneous rock having dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
minerals	a homogeneous naturally occurring chemical substance
net smelter return	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
Permian	the last period of the Paleozoic era from 286 to 245 million years ago
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plagioclase	one of a group of triclinic feldspars
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
Precambrian	all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic	the more recent of the two great divisions of the Precambrian

pyrite	a mineral composed of iron and sulfur (FeS2)
pyroclastic	formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite	a mineral composed of iron and sulfur (FeS)
rhyolite	extrusive igneous rocks with high potassium and silica content
sericitization	a hydrothermal or metamorphic process involving the introduction of, replacement by, or alteration to sericitic muscovite
silicification	the introduction of or replacement by silica
tellurium	a silvery-white to brownish–black mineral, the native semi-metallic element Te
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
tetrahedrite	a steel-gray to iron-black isometric mineral which commonly occurs in characteristic tetrahedral crystals associated with copper ores
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated pyroclastic rocks
tungsten	a metallic element with the chemical symbol W
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

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

Actual operational and financial results may differ materially from Rimfire’s expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of Rimfire’s properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	92 92
ITEM 19	EXHIBITS	92

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

Fiscal Year ended January 31st	2006	2005	2004	2003	2002
Average Rate During Period	$0.8339	$ 0.7763	$ 0.7305	$ 0.6392	$ 0.6414

	April 2006	March 2006	February 2006	January 2006	December 2005	November 2005
High Rate	$0.8926	$0.8809	$0.8788	$ 0.8744	$ 0.8690	$ 0.8579
Low Rate	$0.8534	$0.8531	$0.8638	$ 0.8528	$ 0.8521	$ 0.8361

On April 28, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.8926 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)
Revenues	112,849	128,697	56,235	27,670	13,955
Exploration & Development Expenses	1,265,615	1,090,613	356,812	315,620	224,369
Depletion, Depreciation and Amortization	33,980	17,344	7,761	5,628	5,457
General and Administrative Expenses	933,596	910,869	839,701	329,205	529,040
Other Income (Option Proceeds)	163,500	358,630	191,792	139,580	45,016
Net Income (Loss)	(1,823,606)	(1,495,680)	(901,405)	(507,303)	(716,895)
Per Share	(0.10)	(0.09)	(0.07)	(0.04)	(0.08)
Working Capital	2,905,645	2,844,579	1,071,452	1,041,619	383,506
Resource Properties	NIL	NIL	NIL	NIL	NIL
Other Assets	90,264	88,461	44,163	31,175	17,298
Long-Term Liabilities	35,363	35,363	NIL	NIL	NIL
Shareholders’ Equity	2,960,546	2,897,677	1,115,615	1,072,794	400,804

Total assets	3,095,488	3,153,025	1,176,633	1,119,457	454,059

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Corporation intends to adopt accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending January 31, 2007. At each balance sheet date, the Corporation’s financial instruments will be measured at their fair value. Gains and losses will be recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments. Adoption of this provision requires that interim statements for the fiscal year must show the components of other comprehensive income and the adjustments to reclassify amounts of revenue, expense, gain and loss previously recognized in other comprehensive income to the income statement.

On January 31, 2004, the Corporation adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year. These recommendations established the following standards for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Corporation accounted for these recommendations on a retroactive basis, and accordingly increased share-based compensation expense by $245,280 and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

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

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, the estimated future income tax arising from the renunciation of expenses to subscribers is recorded as a cost of issuing the shares.  The Corporation has determined that there is no difference in the reported liabilities and shareholders’ equity arising from this difference in accounting policies.

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. This has the effect of increasing the loss per share in previous years when the number of shares held in escrow was more substantial. There was little or no effect in each of the last three years.

	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)
Shareholders Equity	2,960,546	2,797,552	1,015,490	992,669	338,379
Loss Per Share	(0.10)	(0.09)	(0.07)	(0.05)	(0.09)

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

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer are provided to the Corporation pursuant to a January 1, 2006 management agreement with Equity Engineering Ltd. (See Item 6 "Directors, Senior Management and Employees").

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

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and all of the Corporation’s five directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Classification of the Common Stock as Penny Stock

In October 1990, Congress enacted the "Penny Stock Reform Act of 1990. A "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2006 was $7,320,443.

Commercial development of any of the Corporation’s properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If the Corporation is unable to finance such development on its own, it will be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, State of Nevada, Yukon Territory or Province of British Columbia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

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

The Corporation’s RDN, Thorn, Williams, Jake, Adam, Kizmet, and Tide Properties are located in British Columbia, Canada. The RDN Property consists of 19 mineral claims comprising 10,140 hectares. The Thorn Property consists of 21 mineral claims comprising 15,583 hectares. The Williams Property consists of 21 mineral claims comprising 10,727 hectares. The Jake Property consists of 84 claims covering 37,237 hectares. The Adam Property consists of 2 mineral claims comprising 1,823 hectares. The Kizmet Property consists of 93 mineral claims comprising 34,078 hectares. The Tide Property consists of 4 mineral claims comprising 2,964 hectares. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Fer, Simpson and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Fer Property consists of 118 claims, the Simpson Property consists of 8 claims and the Wernecke Breccias Property is comprised of 700 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Poncho-Crow Property is located in the State of Nevada. The property consists of 136 mining claims totaling 1,700 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of $125 (US) per claim plus a Nye County renewal fee of $8.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of Rimfire Nevada Ltd.

The Corporation’s Goodpaster Properties (Bou, California-Surf, Eagle, ER-Ogo-Fire, Hawk and Swede) are located in the State of Alaska. The properties consist of 1,654 state mining claims totaling 182,800 acres. The mineral claims are subject to a required assessment or cash in lieu of $2.50 (US) per acre per year. The annual claim rental fees of $25-$100 (US) per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of Rimfire Alaska with the Alaska Department of Natural Resources. There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon or Alaska mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.51 and $1.25 in 2003, between $0.76 and $1.80 during 2004, between $0.93 and $1.90 during 2005, and between $1.45 and $2.64 during the first quarter of fiscal 2006. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

Environmental Regulations

All phases of the Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards and enforcement, more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for the Corporation and its directors, officers and employees. Future changes in environmental regulation, if any, may adversely affect the Corporation’s operations.

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The Corporation completed the transition process under the Business Corporations Act (British Columbia) in August 2004. At the annual general meeting held in 2004, the shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of common shares (“Common Shares”), without par value. There were 19,999,539 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2006. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

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

In addition to the RDN Property, the Corporation currently holds interests in the Thorn, Williams, Jake, Adam, Kizmet, and Tide Properties in British Columbia, the Fer, Simpson and Wernecke Properties in the Yukon Territory, the Poncho-Crow property in Nye County, Nevada and a number of properties in the Goodpaster Mining District of Alaska. A description of the Corporation's mineral exploration properties is set out below this Item 4 under the subheading “Property, Plants and Equipment.”

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

The Corporation's long-term goal is to identify high potential mineral properties that have received little if any recent exploration work then enhance their value through initial exploration and market them to joint venture partners. The Corporation plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Prior to commencing any exploration activities in any of the State of Alaska, State of Nevada, the Yukon Territory or the Province of British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate Mining Division of the State, Territorial or Provincial government for a number of permits or licences related to mineral exploration activities. These permits or licences include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licences, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or licence.

As part of the permit or licensing requirements, the applicant is required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during the 2006 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Alaska, the State of Nevada, the Yukon Territory and the Province of British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation currently holds interests in mineral properties located in British Columbia, Yukon Territory, Nevada and Alaska. None of the mineral properties in which the Corporation holds any interest is currently being operated as a producing mine.

Most of these mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 10 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)
Exploration Costs	1,116,172	1,105,733	320,743
Mineral Property Acquisition	202,167	217,385	98,200

Note:

All figures shown above are in Canadian Dollars.

The total exploration and acquisition expenses for the period February 1, 2005 to January 31, 2006 were $1,318,339. A private placement of flow-through shares was undertaken during June 2005 which raised $470,723, net of share issue costs, for exploration expenses. In addition, significant exercises of share purchase warrants and stock options raised $1,601,803 after payment of share issue costs.

The Corporation’s plan for fiscal 2006 is to obtain joint venture partners to continue exploration of the Fer and Simpson properties in southeast Yukon, the Adam and Williams properties in northern BC, and the wholly owned claims in the Goodpaster area of Alaska. The Corporation plans to conduct preliminary exploration on the Jake property. There will be a drill program on one property with a joint venture partner; however, there is no requirement for the Corporation to finance this exploration program. Under the Thorn Property agreement, Cangold has completed their initial earn-in and may propose a drill program for the 2006 field season. The Corporation can choose to participate by paying 49% of the costs or can choose dilution of ownership at a rate of 1% reduction for each $50,000 not contributed to the program. Other option agreements are also close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 49/51, or 40/60 basis depending on the option agreements. The Corporation has signed an agreement with Newmont to commence exploration in the Walker Lane area of Nevada which will require expenditures of up to $170,000 (Canadian) this fiscal year. (see Item 4: Property Plants and Equipment below).

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

PROPERTY, PLANTS AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

•

The RDN Property, located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 50 kilometres north of the Eskay Creek Mine.

•

The Thorn Property, located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek.

•

The Williams Property, located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers.

•

The Tide Property, located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia.

•

The Kizmet Property, located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Jake Property, located in the Kamloops Mining Division of British Columbia, approximately 13 km west of Clearwater.

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

•

The Simpson Property, located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

•

The Wernecke Breccia property, located in the Mayo Mining District of Yukon Territory, approximately 180 km northeast of Mayo, Yukon Territory.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Tide, Kizmet, Adam, Simpson, Fer or Wernecke Breccia properties for the fiscal year ending January 31, 2007. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The estimated cost to retain ownership of the state mineral claims for the Alaska properties (Bou, California-Surf, ER-Ogo-Fire, Eagle, Hawk and Swede) is $289,987 USD. Some of these claims, based on previous exploration programs, may not warrant any additional expenditure. The Corporation will examine all data thoroughly to make that determination prior to making a commitment to either work programs or additional cash expenditure.

The Corporation’s head office occupies 1,445 square feet of office space leased under agreement with Equity Engineering Ltd. (Exhibit 4.1). The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of April 30, 2006, is $5,034 per month. Telephone and internet access charges are in addition to this amount.

RDN Property, Liard Mining Division

Location and Introduction

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 50 kilometres north of the Eskay Creek Mine. The property is comprised of a total of 19 claims and covers approximately 10,140 hectares.

Work can be carried out on the RDN Property from mid June to mid September.

Two British Columbia Provincial Government Orders-in-Council, 1589(1972) and 440 (1983) have stated that ground below 580 metres above sea level may be subject to flooding for hydro-electrical development, and although mineral exploration and development may be carried out below this level, compensation will not be payable in the event of flooding. In the event that a commercially exploitable mineral deposit is discovered in those areas subject to the Orders-in-Council, a subsequent decision by the Government of British Columbia to flood the area for water resource or hydro-electric generating purposes will not entitle the title holders to the mineral deposit to any form of compensation. The lands in question lie along More Creek and its tributaries, which affect portions of the RDN 10 and14-17A mineral claims. To date, no significant mineralised areas have been identified in areas subject to the Orders-in-Council.

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

The Corporation signed an option agreement and subsequent amendments, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005 (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006

•

not less than an aggregate of $5,000,000 on or before December 31, 2007

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006 (received subsequent to year end)

•

$75,000 on or before March 1, 2007

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, Rimfire purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash with a net smelter return royalty of 2%. This royalty can be purchased at any time for $2,000,000. The purchase of the LL property was funded 60% by Northgate and 40% by Rimfire.

 The following table details the claims that comprise the RDN property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
MOR2	501927	299.329	December 31, 2014	104G007
RDN 1&2	502738	670.153	December 31, 2014	104B097
RDN 3&4&13	501227	1111.923	December 31, 2014	104B097
RDN 5&7	501832	1162.807	December 31, 2014	104G008
RDN 6&8	501862	846.243	December 31, 2014	104B097

RDN 9	501812	774.248	December 31, 2014	104G007
RDN 10	502756	457.823	December 31, 2014	104G007
RDN 11&12	502758	704.855	December 31, 2014	104G007
RDN 14&15	502751	931.516	December 31, 2014	104G017
RDN 16	502752	404.486	December 31, 2014	104G007
RDN 17	501895	457.21	December 31, 2014	104G007
RDN 17A	518112	123.24	December 31, 2014	104G007
Bodgen	510806	263.362	December 31, 2008	104G017
KC 1	504798	316.37	December 31, 2008	104G017
KC 2	504799	316.213	December 31, 2008	104G017
LL 1	501122	421.636	December 31, 2008	104G017
LL 2	501153	351.253	December 31, 2008	104G017
Luc	504982	104.457	December 31, 2008	104G017
Narby 1	504758	421.543	December 31, 2008	104G017

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

The Jungle Soil Anomaly, located within the Downpour Grid, is a gold-arsenic+silver+lead soil anomaly. It was well defined in 1997, and covers approximately 100 by 450 metres overlying an area of minimal rock outcrop. Within this anomaly are float cobbles of pyritic chert, rhyolite and clastic. Nine diamond drill holes by the Corporation or joint venture partners in 1999 and 2002 were abandoned before reaching target depth. One drill hole was completed in 2004 encountering low gold values in fine clastic sediments and intermediate volcanic rocks thought to lie stratigraphically above the felsic-sediment contact targeted for gold rich VHMS mineralization.

Geophysics and Drill Programs

The 2000 UTEM survey showed a series of electromagnetic conductors along the contract between the felsic volcanics and overlying sedimentary rocks, a stratigraphic position thought to be favourable for hosting VHMS mineralization. This was followed by a diamond drill program in 2001 to test the conductors. Thirteen holes, totaling 2256 m, were drilled in the Wedge Zone and near Sand Lake, Marcasite Gossan and Boundary Zones.

During 2002, Homestake completed drilling of a total of 1072 metres in 9 holes. Eight of these holes were collared in the Jungle Zone geochemical anomaly, which is situated on the NE Downpour Grid. A single hole was located 700 metres northwest of the Jungle Zone Anomaly. No geochemical results of economic significance were returned from this program; however, it is arguable that in all holes the target horizon was not reached. Due to severe technical difficulties encountered in the drilling, that included thick overburden and highly faulted ground, the drill program was halted and work focused on surface exploration. The surface program included mapping in areas where rhyolitic volcanic rocks had been identified in previous programs. In addition contour soil sampling was carried out in areas that had not previously been sampled.

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

During 2005, six drillholes were completed for a total of 1,470 metres in two target areas: Blind Fault and Arctic Grid. Three holes in the Blind Fault area targeted a 300 x 50 metre zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous surface channel sampling in 2005 returned 24.7 metres averaging 24.9 g/t silver with similar grades encountered in the drillholes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. Based on the geological similarities to Eskay Creek observed on surface and in drillholes, Northgate has expressed its intent to continue exploring the property for gold-silver rich massive sulphide deposits in 2006. The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report was filed on SEDAR on May 12, 2006.

Future Exploration Programs

The 2006 program will consist of airborne geophysical surveys, groundwork and drilling at the Arctic Grid Northgate Minerals has committed a $1 million (CAD) budget to undertake this work. There are presently no on-going costs associated with holding the RDN claims, as Northgate will fund the 2006 exploration program.

Thorn Property, Atlin Mining Division

Location and Introduction

The property consists of 21 mineral claims in three nearby claim blocks (15,583 hectares) and is located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometres to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometres of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

Property History

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. This was followed by three years of seasonal exploration by Julian Mining Corporation (“Julian”) from 1963-65. Mapping and prospecting work resulted in the discovery of 17 mineral showings of three main types: (i) quartz-pyrite-tetrahedrite-enargite veins, (ii) structurally-controlled chalcopyrite-pyrite-quartz veins and (iii) areas of widespread, low-grade disseminated chalcopyrite. Diamond drilling was carried out (17 holes, 1204 m) on three showings.

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

Kohima Pacific Gold Corp. (“Kohima”) staked the Stuart 1-3 claims in 1997 and acquired an option on the Checkmate claim. In 1998, Kohima conducted an alteration mineralogy study using a portable infrared spectrometer (PIMA) on select outcrops in Camp Creek, and drill core from three diamond drill holes from the 1986 campaign.

Property Acquisition

By agreement dated March 1, 2000 with Kohima, the Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims). The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven claims surrounding the initial claim block, but lying within the Kohima area of interest covered by that agreement A further 19 claims have been staked over favourable geochemical targets between April 2003 and May 2004. This total of 30 claims was converted to 21 larger claims in the Mineral Titles Online map-staking initiative. The following table details the claims that comprise the Thorn property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Checkmate/ Stuart 1	502741	1013.271	December 31, 2014	104K056
Stuart 2&3	502743	929.37	December 31, 2014	104K056
SUTL 1&3	502778	1061.928	December 31, 2010	104K066
SUTL 2&4	502775	1213.627	December 31, 2010	104K066
SUTL 14	509580	67.421	December 31, 2010	104K066
SUTL 16	509581	269.823	December 31, 2010	104K066
Thorn 1	504172	455.771	December 31, 2014	104K058
Thorn 2	504173	303.841	December 31, 2014	104K058
Thorn 3&4	502745	928.838	December 31, 2014	104K057
Thorn 5&6	501282	1351.952	December 31, 2014	104K057
Thorn 7&13	502746	1282.246	December 31, 2014	104K056
Thorn 8&9	502747	1299.004	December 31, 2014	104K057
Thorn 10-11	502748	607.684	December 31, 2014	104K057
Thorn 12	502749	404.688	December 31, 2014	104K066
Thorn 14&15&16	502750	1148.12	December 31, 2014	104K057
Thorn 17	525344	421.706	January 13, 2007	104K056
Thorn 18	525348	135.227	January 13, 2007	104K056
Thorn 19	525349	337.412	January 13, 2007	104K056
TUN 1	502817	591.891	December 31, 2010	104K056
TUN 2&4	501261	1336.35	December 31, 2010	104K057
TUN 3	502821	423.076	December 31, 2010	104K046

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

The Corporation signed an option agreement dated March 1, 2002 with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold earned a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Further development of the property will continue as a joint venture.

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

•

Tamdhu Vein: Discovered in 2000, the Tamdhu Vein consists of chalcedonic quartz, pyrite, enargite and tetrahedrite. The vein has been traced for 30 metres on surface and has been intersected in drilling over a strike length of 70 metres in three holes.

•

MP Vein: The MP Vein, which may form part of a wider system covered by boulders, consists of massive pyrite and enargite exposed in Camp Creek.

•

Oban Zone: The Oban zone is an extensively altered heterolithic breccia pipe containing significant silver-lead-zinc and gold mineralization. Sulphide minerals in the breccia contrast with the massive sulphide vein mineralogies and include boulangerite (silver-bearing sulphosalt), sphalerite, pyrite and minor arsenopyrite, freibergite (silver-rich tetrahedrite), galena and possibly tellurides.

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

•

Glenlivet Zone: The Glenlivet Zone, discovered in 2002, extends southwesterly for 220 metres from the western end of the F Zone and is comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry.

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

Highlights of the 2005 exploration program included 17.4 kilometres of IP geophysical surveying and 655.8 metres of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north: the Balvenie and Cutty Sark Zones. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 metres with intercepts in both 2005 step out holes including 4.2 metres of 4.44 g/t gold, 407.9 g/t silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng.. of Equity Engineering Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006.

Future Exploration Programs

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005.

Williams Property, Liard Mining Division

Location and Introduction

The Williams property consists of 21 claims covering 10,727 hectares of mountainous terrain in north-central British Columbia, 330 kilometres north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometres to the southeast. The Corporation has acquired a 100% interest in the property subject to a net smelter royalty.

Property History

The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 metres on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. The Corporation optioned the core of the property in May 2001, and then later staked additional claims.

Property Acquisition

On May 17, 2001 the Corporation entered into an option agreement with Lorne Warren (“Warren”) and John Mirko (“Mirko”) to acquire a 100% interest in the BT claim, subject to a 2.5% net smelter royalty. On June 25, 2002, the Corporation subsequently acquired half of the interest and half of the net smelter royalty in the Williams Property from Mirko by issuing 75,000 common shares. The Corporation has earned the remaining 50% interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 50,000 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. The Corporation staked additional claims during and after the field work during 2005. The following table details the claims that comprise the Williams property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT & BT1	502764	1449.39	December 31, 2009	094E072
BT2&3	502770	844.804	December 31, 2009	094E082
BT 4	514151	241.631	December 31, 2009	094E072
BT 5	514152	103.586	December 31, 2009	094E072
BT 6	514153	431.419	December 31, 2009	094E071
BT 7	514154	431.172	December 31, 2009	094E071
BT 8	514156	431.07	December 31, 2009	094E082
BT 9	514162	414.052	December 31, 2009	094E071
BT 10	514163	310.281	December 31, 2009	094E081
BT 11	522391	413.788	November 18, 2006	094E081
BT 12	522392	413.667	November 18, 2006	094E081
BT 13	522394	241.247	November 18, 2006	094E081
BT 14	522395	431.051	November 18, 2006	094E081
GOS	502766	829.114	December 31, 2009	094E072
ROK1 &2	502768	673.359	December 31, 2009	094E072
NORTH 1	514157	430.824	December 31, 2009	094E082
NORTH 2	514158	413.384	December 31, 2009	094E082
NORTH 3	514159	430.735	December 31, 2009	094E082
NORTH 4	514160	430.685	December 31, 2009	094E082
WILL 1&2	502774	396.407	December 31, 2009	094E082
WILL 3&4	502773	965.782	December 31, 2009	094E072

Regional Geology

The Williams property lies near the eastern edge of the Intermontane Belt in a fault mosaic of:

Devonian to Permian Asitka Group carbonates and volcano-sedimentary rocks; the Carboniferous to Lower Triassic Cache Creek oceanic assemblage, including the Kutcho Formation; Triassic Stuhini and Takla volcano-sedimentary rocks; Lower Jurassic Toodoggone (subaerial) and undifferentiated Hazelton volcanic rocks and Laberge Group volcanic and epiclastic rocks.

The stratified rocks are intruded by a variety of Late Triassic and Early to Middle Jurassic stocks and batholiths of felsic to ultramafic composition. Most of the Early Jurassic quartz monzonites, granodiorites and quartz diorites are marked by a distinctive magnetic high; in particular, this applies to the intrusive immediately northeast of the Williams property. The quartz monzonite stock exposed on the southern part of the Williams property is the exception to this rule; it is characterized by a distinctive magnetic low almost ten kilometres across.

The Pitman Fault is a major E-W fault which passes 30 kilometres north of the Williams property. Alldrick, who traced the Pitman Fault for 300 kilometres, states that there is 3 kilometres of left-lateral movement along it with minimal vertical offset, and that movement occurred during Eocene to Oligocene time. Three of these major E-W faults have been mapped at the northern and southern extremities of the Williams property, one along the Stikine and Chukachida Rivers four kilometres south of the Gos claim and the other two passing through the BT 3 claim, north of the GIC occurrence. A fourth could reasonably be inferred along the valley between the T-Bill and the GIC prospects, downdropping undeformed Upper Triassic Takla Group volcanics to the north against deformed Paleozoic Asitka Group rocks to the south.

Property Geology

The T-Bill prospect is underlain by penetratively deformed Devono-Permian Asitka Group metavolcanics which have been altered to carbonate-muscovite-quartz schist over an area of 1,200 x 2,300 metres. This alteration is confined to the core of a northeasterly-trending structural dome and is controlled both by foliation and by steep cross-cutting structures. Gold-rich quartz-arsenopyrite veins, locally with visible gold, are broadly co-spatial with the carbonate-muscovite alteration, although they extend into unaltered chlorite schists with only centimetre-scale alteration envelopes. Individual veins generally cut across foliation and are rarely wider than 30 centimetres, although swarms of veinlets are common. Potential for a bulk-mineable target is indicated by broad low-grade intersections. The T-Bill prospect is marked by a strong 2 x 3 kilometre gold-arsenic soil geochemical anomaly whose limits reflect masking by till and talus cover as much as by changes in alteration and mineralization of the underlying bedrock.

The GIC prospect is centred less than two kilometres north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The GIC prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, gold-copper soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 metres to the southeast was formed from pyritic hornfels.

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

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 600 by 1800 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 metre, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500-750 metre gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 g/tonne gold over 3.73 metres. Several gossans lie within the soil anomaly. The sampling programs were conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on May 12, 2006.

Mineralization

The Williams property hosts two main styles of alteration and gold-bearing mineralization; orogenic gold and arsenic-bearing veins and disseminations (T-Bill prospect); and porphyry—style copper, gold and molybdenum (GIC prospect). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.92 metres of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins.

Future Exploration Programs

Future exploration programs on the Williams property should concentrate on follow up drilling of encouraging results from WG03-10 within the T-Bill prospect and investigation of the porphyry potential of the GIC Prospect. The Corporation is seeking a new partner for the property.

Tide Property, Skeena Mining Division

Location and Introduction

The Tide Property, consists of four claims covering 2,964 hectares and is located approximately 36 kilometres north of Stewart, British Columbia The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of northwestern British Columbia. They were discovered in the 1980’s through follow-up of highly anomalous silt and soil geochemistry. The following table details the claims that comprise the Tide property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Bow-1	501145	269.314	December 31, 2014	104B030
Bow-2&3	501185	1149.882	December 31, 2014	104B030
Bow 4&Arrow	501213	1060.109	December 31, 2014	104B030
BOW 5	503002	484.808	December 31, 2014	104B030

Property History

The East Gold Mine, surrounded on three sides by the Tide property, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 grams/tonne gold and 3,106 grams/tonne silver from narrow quartz-sulphide veins.

The first recorded work on the Tide property was done by Northair Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several gold-bearing showings, and drilling 455 metres in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totaling 120 metres in 1990, but three were abandoned in overburden. The best intersection from the three completed drill holes in 1986 and 1990 assayed 4.11 grams/tonne gold over 0.76 metres.

The Northair claims were allowed to lapse in 1993 and were re-staked by Hemlo Gold Mines Inc. (now Newmont Canada Limited) as the Bow-1 to -4 and Arrow claims, which constitute most of the current Tide property. In 1994, Hemlo carried out property-wide mapping and took soil samples on reconnaissance contour and ridge/spur lines. Detailed soil/talus and chip sampling in 1995 and 1996 were confined to higher elevations at the Northpit, 36, Riptide and Southpit zones.

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

* $2,000 upon signing of the agreement (received)

* $13,000 upon regulatory approval (received)

* $15,000 on or before July 24, 2003 (received)

* $25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

* $35,000 on or before December 31, 2005  (as amended September 9, 2004-received)

* $40,000 on or before December 31, 2006  (as amended September 9, 2004)

b)

issuing to the Corporation or pay :

* 50,000 common shares or $20,000 on or before August 15, 2003 (received)

* 75,000 common shares or $35,000 on or before July 24, 2004 (received)

* 75,000 common shares or $60,000 on or before December 31, 2005
  (as amended September 9, 2004) (received)

* 75,000 common shares or $85,000 on or before December 31, 2006
   (as amended September 9, 2004)

c)

fund expenditures of at least:

* $185,000 on or before June 30, 2004 (completed)

* not less than an additional $250,000 on or before December 31, 2004 (completed)

* not less than an additional $400,000 on or before December 31, 2005 (completed)

* not less than an additional $600,000 on or before December 31, 2006

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Corporation. The Corporation will be operator for the exploration programs until Serengeti’s interest has vested.

In November 2004 additional claims were staked and later converted to two claims totaling 1,184 hectares. These Wave claims were jointly explored with the Tide property but do not form part of the property agreement. They were permitted to lapse in November 2005.

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

Property Geology

The Tide property is largely underlain by andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. These form part of the Norian to Pliensbachian Unuk River Formation at the base of the Hazelton Group and have been extensively hornfelsed by thick sills related to the roughly coeval Summit Lake Stock. This stock, centred south of the Tide property and dated at 192.8+2 Ma, is a 2 x 3 km body of fresh, medium- to coarse-grained, equigranular hornblende granodiorite. To the north, it tails off into a 200-1,000 metre wide sill complex, which extends northward through the Tide property. The sill complex is generally feldspar-hornblende+biotite porphyritic, is variably altered and appears related to precious metal-bearing mineralization on the Tide property.

Exploration

An initial program of mapping and prospecting was carried out in September 2001 from a camp on the road. Mapping and prospecting were carried out at a scale of 1:2,500, with rock samples taken from mineralized and altered outcrops and boulders.

In 2004, the Corporation conducted two phases of exploration: an early summer program of geological mapping, prospecting and soil geochemical sampling infilling areas with poor sample coverage followed by a fall program of diamond drilling consisting of four holes totaling 598 m and further prospecting.

The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization at the 36 Zone. Eight holes totaling 967 metres were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 g/t) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 metres by 2100 metres in size, with diamond drilling having tested an area of 170 by 350 metres. Favourable results from preliminary metallurgical studies show that this mineralization is amenable to leaching, with gold recoveries averaging 73-81%. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature. The drilling and sampling programs were conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on May 12, 2006.

Mineralization

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 3,200 metre area on the eastern flank of Tide Mountain, south of Eastgold Creek. Mineralization appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sills of the Summit Lake Stock. The zones (Arrow, High-Grade, Brown Bear, 52 and part of the Southpit) within the sill, or proximal to its contacts, appear to be relatively enriched in Ag, Pb, Zn and Sb; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in gold and arsenic.

The “distal” gold-arsenic zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 metre wide band which parallels the sill complex and lies 100-900 metres west of its contact. The “proximal” group of mineral occurrences consists of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 metres west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 53.0 grams/tonne gold (distal - Southpit Zone), 105 grams/tonne gold and 598 grams/tonne silver (proximal - Arrow Zone), and 593 grams/tonne gold and 14,708 grams/tonne silver (proximal - 52 Zone). Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 metres north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

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

Future Exploration Programs

For 2006, the proposed exploration program for the Tide project consists of mapping, prospecting and sampling followed by diamond drilling.

Kizmet Property, Atlin Mining Division

Location and Introduction

The Kizmet property is located in northwest B.C., approximately 90 km south of Atlin B.C. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The Kizmet property is a joint venture with Barrick Gold Corporation. The Corporation contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

.

The following table details the Corporation’s claims that comprise the Kizmet property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
LJ1	502841	504.439	December 31, 2008	104K075
LJ2	502848	504.438	December 31, 2008	104K075
LJ3	502834	706.709	December 31, 2008	104K075
LJ4	502840	706.711	December 31, 2008	104K065
LJ5	502968	504.123	December 31, 2008	104K075
LJ6	502967	705.766	December 31, 2008	104K075
LJ7	502966	504.475	December 31, 2008	104K075
LJ8	502926	605.365	December 31, 2008	104K075
LJ9	502964	605.01	December 31, 2008	104K074
LJ10	502971	588.168	December 31, 2008	104K075
LJ11	502972	504.502	December 31, 2008	104K074
LJ12	502973	420.416	December 31, 2008	104K074
LJ13&15	501336	973.27	December 31, 2008	104K074
LJ14	502975	184.554	December 31, 2008	104K074
LJ16&19	501791	923.46	December 31, 2008	104K074
LJ17	502984	302.104	December 31, 2008	104K074
LJ18	502988	704.945	December 31, 2008	104K075
LJ20	502989	302.304	December 31, 2008	104K075
LJ21	502991	587.459	December 31, 2008	104K075
LJ22	502992	621.057	December 31, 2008	104K075
LJ23&24	502997	554.236	December 31, 2008	104K075
Prindle	501884	422.671	January 12, 2008	104K057
Prindle Ext	517391	33.808	July 12, 2008	104K057
Sutl 5&6	502801	1010.129	December 31, 2010	104K066
Sutl 7&8	502779	1010.602	December 31, 2010	104K066
Sutl 9&10	502815	1261.375	December 31, 2010	104K066
Sutl 11&12	502803	1009.638	December 31, 2010	104K066
Sutl 13	504171	539.237	December 31, 2008	104K066
Sutl 14	502812	269.625	December 31, 2008	104K066
Sutl 15&16	502792	118.011	December 31, 2008	104K066
K15-1a	502036	317.616	January 12, 2008	104K096
K15-1a	502083	66.84	January 12, 2008	104K095
K15-1b	502069	133.68	January 12, 2008	104K096
K15-1c	502052	217.319	January 12, 2008	104K095
K15-4c	502136	417.607	January 12, 2008	104K097
K15-4d	502152	384.214	January 12, 2008	104K097

K15-4ee	502362	100.261	January 12, 2008	104K097
K15-4f	502220	85.553	January 12, 2008	104K097
	501218	151.599	January 12, 2008	104K065
	501241	50.546	January 12, 2008	104K065
	501244	101.104	January 12, 2008	104K065
	501268	421.066	January 12, 2008	104K065
	501304	235.908	January 12, 2008	104K065
	501348	50.444	January 12, 2008	104K074
	501417	420.661	January 12, 2008	104K065
	501452	420.665	January 12, 2008	104K065
	501464	423.327	January 12, 2008	104K046
	501517	84.113	January 12, 2008	104K064
	501532	67.775	January 12, 2008	104K047
	501541	33.645	January 12, 2008	104K064
	501557	84.695	January 12, 2008	104K047
	501558	423.449	January 12, 2008	104K047
	501570	33.673	January 12, 2008	104K065
	501578	423.201	January 12, 2008	104K047
	501602	389.111	January 12, 2008	104K047
	501605	420.861	January 12, 2008	104K065
	501607	50.462	January 12, 2008	104K064
	501640	404.059	January 12, 2008	104K065
	501655	421.069	January 12, 2008	104K065
	501667	421.067	January 12, 2008	104K065
	501704	135.538	January 12, 2008	104K047
	501709	423.325	January 12, 2008	104K047
	501720	235.826	January 12, 2008	104K065
	501727	84.695	January 12, 2008	104K047
	501729	423.383	January 12, 2008	104K047
	501766	134.796	January 12, 2008	104K065
	501781	406.393	January 12, 2008	104K047
	501811	237.073	January 12, 2008	104K047
	501821	50.817	January 12, 2008	104K047
	501836	406.14	January 12, 2008	104K047
	501864	287.782	January 12, 2008	104K047
	501894	421.071	January 12, 2008	104K065
	501904	169.103	January 12, 2008	104K057
	501920	421.069	January 12, 2008	104K065
	501949	302.854	January 12, 2008	104K066
	501969	84.235	January 12, 2008	104K066
	501978	420.12	January 12, 2008	104K075
	501980	421.018	January 12, 2008	104K066
	501986	420.119	January 12, 2008	104K075
	501994	419.871	January 12, 2008	104K075
	502003	404.142	January 12, 2008	104K066
	502012	319.826	January 12, 2008	104K065
	502021	100.967	January 12, 2008	104K066
	502025	16.789	January 12, 2008	104K075
	502032	419.871	January 12, 2008	104K075
	502035	404.152	January 12, 2008	104K066
	502039	404.142	January 12, 2008	104K066
	502047	285.668	January 12, 2008	104K075
	502051	302.963	January 12, 2008	104K066
	502062	353.352	January 12, 2008	104K066
	502075	16.824	January 12, 2008	104K066
	502088	33.647	January 12, 2008	104K065
	502114	168.118	January 12, 2008	104K076

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

Property Acquisition

In the fall of 2003 and spring of 2004, Rimfire Minerals Corporation conducted an extensive staking program, which coincided with the discovery of the Oban Breccia Zone on the Thorn property. This staking campaign resulted in SUTL 5-16 and LJ 1-24 being staked. These properties were staked on the basis of encouraging silt geochemistry and geological characteristics similar to those existing at the Thorn property. In January 2005, the Corporation staked additional claims and converted the existing claims to the new Mineral Tenure Online system.

The Corporation signed a 50:50 joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005 to explore the Kizmet claims. Barrick contributed 170 claims totaling 68,136 hectares while Rimfire contributed 52 claims totaling 27,975 hectares. Upon signing, Barrick paid the Corporation $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totaling 34,078 hectares resulting in the table of claims as shown above.

Barrick can increase their interest to an aggregate 80% upon completion of the following:

* to 65% upon completion of: aggregate exploration expenditures of $1,200,000 (USD)over a period of three years from the date of the formal agreement;

* to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

* at the Corporation’s election, to 80% upon assisting the Corporation with project financing.

Regional Geology

The property is located on the eastern flank of the Stikine terrane, which is locally comprised of the Triassic Stuhini Group (variable marine clastic sedimentary rocks, sub-marine mafic volcanic rocks, and lesser carbonate rocks), overlain by upper Triassic Sinwa Formation limestone and lesser argillite, all of which is overlain by middle Jurassic Laberge Group clastic sedimentary rocks. The aforementioned comprise the basement rocks on the Sutlahine property and are intruded by Cretaceous volcano-plutonic complexes that are associated with known gold-silver-copper-lead-zinc showings.

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

A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfil the assessment work requirement to keep the original claims in good standing until December 2006. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature. Geological highlights include discovery of several precious metal rich base metal veins, a zone of precious metal rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides.

During the summer of 2005, Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas that will require more detailed work. A technical report has not been filed on the Kizmet Project.

Future Exploration Programs

For 2006, Barrick has proposed a continuation of the sampling and prospecting program to follow up anomalous areas identified in 2005.

Jake Property, Kamloops Mining Division

Location and Introduction

The Jake Property, covering 37,237 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 km west of Clearwater, BC. This project was initiated based on the discovery of significant gold-copper-bismuth mineralization in boulders and sub-crop located along recent logging roads. Gold mineralization was discovered in roadbed exposure and boulders concentrated over a 35 metre section of road cut. The Corporation signed an option agreement to earn a 100% interest in the Jake claims (1,204 hectares.) The surrounding claims were staked to cover geology with potential for Intrusion-Related Gold (IRG) mineralization. Access to the property is exceptional due to an extensive array of logging roads permitting access to the entire property.

Property History

The Jake showing was discovered in July of 2005 by prospector Mo Kaufman. Composite samples of gossanous boulders collected by Mr. Kaufman returned high grade results of 27.5 and 15.7 grams/tonne gold. 48% of float samples collected within 2.5 km of the showing also demonstrated anomalous gold values. To our knowledge there has been no previously documented exploration in the local vicinity of the Jake showing, as boulders and sub-crop in this area have only been recently exposed by two to four year-old logging roads. The Clearwater Peak showings are the only recorded mineral occurrences in the local region of the showing. They were discovered by follow-up prospecting of copper-zinc-gold anomalies in a soil survey conducted by Kerr, Dawson and Associates for Pan Ocean Oil Limited in 1972.

Property Acquisition

The Corporation signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. The Corporation will make cash payments totaling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The Corporation will make cash payments of:

?

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Corporation will complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

The following table details the claims that comprise the Jake property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
CLO 1	518670	240.691	August 3, 2008	092P069
CLO 2	519684	200.651	September 4, 2008	092P069
JAKE 1	521792	481.356	November 2, 2006	092P069
JAKE 2	521793	441.426	November 2, 2006	092P069
JAKE 3	521794	481.712	November 2, 2006	092P069
JAKE 4	521795	501.76	November 2, 2006	092P070
JAKE 5	521796	481.448	November 2, 2006	092P070
JAKE 6	521797	481.187	November 2, 2006	092P070
JAKE 7	521798	481.144	November 2, 2006	092P069
JAKE 8	521799	481.147	November 2, 2006	092P069
JAKE 9	521800	481.149	November 2, 2006	092P069
JAKE 10	521801	481.491	November 2, 2006	092P070
JAKE 11	521802	481.315	November 2, 2006	092P070
JAKE 12	521803	481.142	November 2, 2006	092P070
JAKE 13	521804	481.358	November 2, 2006	092P070
JAKE 14	521805	481.709	November 2, 2006	092P070
JAKE 15	521806	480.97	November 2, 2006	092P070
JAKE 16	521807	480.971	November 2, 2006	092P069
JAKE 17	521808	480.971	November 2, 2006	092P069
JAKE 18	521810	480.795	November 2, 2006	092P069
JAKE 19	521811	480.796	November 2, 2006	092P069
JAKE 20	521812	500.622	November 2, 2006	092P079
JAKE 21	521813	480.974	November 2, 2006	092P069
JAKE 22	521814	480.797	November 2, 2006	092P069
JAKE 23	521815	500.624	November 2, 2006	092P079
JAKE 24	521816	480.577	November 2, 2006	092P079
JAKE 25	521817	480.975	November 2, 2006	092P069
JAKE 26	521818	480.987	November 2, 2006	092P069
JAKE 27	521819	480.799	November 2, 2006	092P069
JAKE 28	521820	480.81	November 2, 2006	092P069
JAKE 29	521821	480.623	November 2, 2006	092P079
JAKE 30	521822	480.634	November 2, 2006	092P079
JAKE 31	521823	480.457	November 2, 2006	092P079
JAKE 32	521824	480.284	November 2, 2006	092P079
JAKE 33	521825	480.155	November 2, 2006	092P079
JAKE 34	521826	280.145	November 2, 2006	092P079
JAKE 35	521827	480.328	November 2, 2006	092P079
JAKE 36	521828	320.279	November 2, 2006	092P078
JAKE 37	521830	480.591	November 2, 2006	092P079
JAKE 38	521831	421.484	November 2, 2006	092P069
JAKE 39	521832	401.541	November 2, 2006	092P069
JAKE 40	521834	482.073	November 2, 2006	092P059
JAKE 41	521835	482.341	November 2, 2006	092P059
JAKE 42	521836	481.866	November 2, 2006	092P059
JAKE 43	521837	482.024	November 2, 2006	092P059
JAKE 44	521838	482.205	November 2, 2006	092P059
JAKE 45	521840	482.382	November 2, 2006	092P059
JAKE 46	521841	482.559	November 2, 2006	092P059
JAKE 47	521842	281.531	November 2, 2006	092P059
JAKE 48	521843	482.713	November 2, 2006	092P059
JAKE 49	521845	482.47	November 2, 2006	092P060
JAKE 50	521846	482.71	November 2, 2006	092P060
JAKE 51	521847	482.555	November 2, 2006	092P060
JAKE 52	521848	422.348	November 2, 2006	092P060
JAKE 53	521849	482.557	November 2, 2006	092P060
JAKE 54	521850	482.558	November 2, 2006	092P060
JAKE 55	521851	482.383	November 2, 2006	092P060
JAKE 56	521853	482.207	November 2, 2006	092P060
JAKE 57	521854	482.026	November 2, 2006	092P060
JAKE 58	521855	481.845	November 2, 2006	092P070
JAKE 59	521856	481.67	November 2, 2006	092P070
JAKE 60	521857	482.029	November 2, 2006	082M051
JAKE 61	521858	481.849	November 2, 2006	082M061
JAKE 62	521859	481.673	November 2, 2006	082M061
JAKE 63	521860	401.284	November 2, 2006	082M061
JAKE 64	521861	482.38	November 2, 2006	092P060
JAKE 65	521862	482.337	November 2, 2006	092P060
JAKE 66	521863	482.07	November 2, 2006	092P060
JAKE 67	521864	501.865	November 2, 2006	092P060
JAKE 68	521865	502.19	November 2, 2006	092P070
JAKE 69	521866	482.115	November 2, 2006	092P060
JAKE 70	521867	481.887	November 2, 2006	092P060
JAKE 71	521868	441.872	November 2, 2006	092P060
JAKE 72	521869	461.085	November 2, 2006	092P069
JAKE 73	521870	481.332	November 2, 2006	092P069
JAKE 74	521871	200.633	November 2, 2006	092P069
JAKE 75	521873	220.207	November 2, 2006	092P079
JAKE 76	521874	400.756	November 2, 2006	092P069
JAKE 77	521876	502.11	November 2, 2006	082M051
JAKE 78	521878	401.031	November 2, 2006	092P070
JON	520106	300.879	September 17, 2008	092P069
MELI	521756	120.325	November 1, 2006	092P069
SID	520105	100.279	September 17, 2008	092P069
TOM	519188	240.702	August 19, 2008	092P069

Regional Geology

The Jake property straddles the boundary between the eastern Intermontane Belt to the west and the Omineca Belt to the east. The geology of this area has been the focus of significant mapping and geochronology by the British Columbia Geological Survey. The north-south long axis of the project area follows the Lemieux Creek Fault, which separates the Lemieux Creek Formation of the Quesnel Terrane from the Upper Paleozoic Fennel Formation of the Slide Mountain Terrane to the west. The Lemieux Creek Succession is a sedimentary sequence comprised of phyllites, slates, siltstones, quartzite and calcareous quartzite. The Jake showing occurs within mafic rocks of the Fennel Formation, which is largely composed of pillowed to massive basalt with minor bedded chert and gabbro. The claims continue east within the Slide Mountain Terrane across a thrust faulted boundary into metamorphic rocks of the Kootenay Terrane. In this region the Quesnel, Slide Mountain and Kootenay Terrane boundaries are all cross-cut by batholithic granite intrusions.

Property Geology

The Jake showing occurs within basaltic to gabbroic boulders and sub-crop of the Fennel Formation near an inflection in the northwest-trending portion of the Lemieux Creek Fault. The showing consists of four similar boulders distributed obliquely over a recently built logging road bed and extending for 35 metres. A single 15 cm wide quartz cobble with visible gold and bismuthinite was located 250 m further south of the heavily mineralized boulders.

Exploration

The Corporation conducted a limited property examination prior to acquiring the claims. This included channel sampling, mapping and prospecting. The results were sufficiently encouraging to prompt the option agreement and subsequent staking of related claims. In March 2006, the Corporation completed a ground magnetic and VLF-EM survey.

Mineralization

Mineralization within the boulders is characterized by bull quartz veins with banded and net-textured pyrrhotite ± chalcopyrite ± pyrite ± bismuthinite. Vein sulphide mineralogy is dominated by pyrrhotite, chalcopyrite, pyrite, traces of bismuthinite and spotty tungsten. Disseminated pyrrhotite (up to 3%) also occurs as blebs in pillow basalts that display hornfelsic textures and secondary epidote and quartz. One quartz cobble with disaggregated vein structure contains visible gold and bismuthinite. This style of vein mineralization and a gold-copper-bismuthinite metal association is similar to other Cretaceous-aged gold-quartz vein systems in the area (e.g. the Windpass deposit and the Cam-Gloria discovery) and highlights the potential of this region to host Intrusion-Related Gold deposits analogous to those in the Tintina Gold Belt of the Yukon and Alaska.

Future Exploration Programs

Proposed work programs for the 2006 field will commence with ground magnetic and VLF-EM surveys. This will be followed later in the season with trenching, till and stream geochemistry and prospecting. Pending these results, future regional exploration may consist of regional drainage geochemistry, detailed till geochemistry, airborne geophysics and diamond drilling. A technical report has not been filed on the Jake Property.

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

Mineralization

The Evan prospect is a copper-gold porphyry system hosted within the northerly-trending Evan Dyke over a strike length of at least 3,000 metres. Significant alteration and mineralization is confined to equigranular monzonite of the Evan Dyke, which is variably sericitized, chloritized and silicified. Sulphide-poor, centimetre-scale, sheeted or stockwork quartz veins and stringers are present locally in each style of alteration. The bulk of copper and gold mineralization in the Evan prospect is hosted within three coherent zones of moderate to strong sericitization, occurring as finely disseminated chalcopyrite. The sericitized zones, the largest of which covers 1,400 metres of the dyke’s strike length, are relatively recessive and generally marked by scattered outcrops in a field of talus.

As well as the Evan prospect, several other gold and gold-copper occurrences are associated with the Adam Fault. The King prospect, located 800 metres north of the Evan prospect, consists of several massive pyrite+arsenopyrite lenses in black argillaceous siltstone. The Cole prospect is a small, weak copper-gold porphyry system centred on the Adam Fault a further 2,000 metres north.

Future Exploration Programs

The Corporation intends to seek a third party to undertake further mapping, prospecting and an induced polarization survey over the Evan prospect, which could lead to diamond drilling.

Fer Property, Watson Lake Mining District

Location and Introduction

The Fer Property is comprised of a total of 118 contiguous mining claims and covers approximately 2,450 hectares. The Fer Property is located 20 kilometres west of the town of Tungsten in the Northwest Territories, and is approximately 200 kilometres north of Watson Lake, Yukon Territory. The Cantung Highway passes five kilometres northeast of the Fer Property; however the Fer Property is best accessed by helicopter. If warranted, no problems are foreseen in constructing road access to the property from the Cantung Highway.

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

(“Breakwater”). The Corporation and Breakwater will enter into a joint venture for the further development of the Fer Property. If either party’s interest decreases to below 7.5% that party’s interest will be automatically extinguished and converted to a net smelter royalty return interest of 2%. The Corporation and Breakwater are at arm's length to one another.

The following table details the claims that comprise the Fer property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
Fer 1	YB84329	June 10, 2006	105H/15
Fer 2	YB84330	June 10, 2007	105H/15
Fer 3	YB84331	June 10, 2006	105H/15
Fer 4	YB84332	June 10, 2007	105H/15
Fer 5	YB84333	June 10, 2006	105H/15
Fer 6	YB84334	June 10, 2007	105H/15
Fer 7	YB84335	June 10, 2006	105H/15
Fer 8	YB84336	June 10, 2007	105H/15
Fer 9	YB84337	June 10, 2006	105H/15
Fer 10	YB84338	June 10, 2007	105H/15
Fer 11	YB84339	June 10, 2006	105H/15
Fer 12	YB84340	June 10, 2007	105H/15
Fer 13-64	YB84341-YB84392	June 10, 2006	105H/15
Fer 65-76	YB84393-YB84404	June 10, 2007	105H/15
Fer 77-118	YB85825-YB85866	July 22, 2006	105H/15

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

The property consists of 8 mining claims (873 hectares) located in the Watson Lake Mining District. The property was initially staked in 2003. The Corporation owns the property outright, with no underlying royalties. The following table details the claims that comprise the Simpson property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
SIM 19 - 22	YC24032 - YC24035	December 31, 2008	105A/13
SIM 37 - 40	YC24036 – YC24039	December 31, 2008	105A/13

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

Wernecke Breccias, Yukon

Location and Introduction

The Wernecke Breccias properties are situated in the Wernecke Mountains, approximately 180 kilometres northeast of Mayo in east-central Yukon. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. The property is situated in typical alpine, glaciated terrain, with elevations ranging from 1065 to 2165 metres above sea level.

Property History

The Wernecke Breccias have been explored for copper, uranium and gold in the 1960’s, 1970’s, and 1980’s. However, as iron oxide copper-gold (IOCG) deposits are relatively recently described, early exploration was not able to take advantage of this model. In the mid 1990’s, Newmont Exploration Limited made a strong effort to advance the exploration of the Wernecke Breccias for their gold and copper potential, spending a total of (US)$5.5 million on more than 20 properties. Newmont flew a regional airborne magnetic and radiometric survey and conducted extensive geochemical sampling and geological mapping prior to drilling twelve prospects for a total of 14,600 metres.

Property Acquisition

In January 2006, the Corporation signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccias from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years. Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Corporation earning the remaining 20% interest. Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Corporation, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital. The following table details the claims that comprise the Wernecke property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Expiry Date	Location
Anthea 1-6	YB42738-743	31-Dec-06	106E/02
Anthea 7-24	YB43114-131	31-Dec-06	106E/02
Anthea 25-30	YB43166-171	31-Dec-06	106E/02
Auks 1 - 36	YB64035-070	31-Dec-06	106C/13
Hail 3 - 5	YB28566-568	31-Dec-06	106D/16
Hail 7, 9	YB28570, 572	31-Dec-06	106D/16
Hoover 1 – 8	YB28692-699	31-Dec-10	106E/01
Hoover 9 - 36	YB28970-997	31-Dec-06	106E/01
Hoover 37 - 46	YB29288-297	31-Dec-06	106E/01
Hoover 47 - 62	YB29298-313	31-Dec-06	106E/01
Hoover 63 - 66	YB29314-317	31-Dec-06	106E/01
Hoover 67 - 76	YB29318-327	31-Dec-06	106E/01
Hoover 77 - 80	YB29328-331	31-Dec-06	106E/01
Hoover 81 - 84	YB29332-335	31-Dec-06	106E/01
Hoover 85 – 90	YB29336-341	31-Dec-06	106E/01
Hoover 91 – 96	YB29342-347	31-Dec-06	106E/01
Hoover 97 - 104	YB29348-355	31-Dec-06	106E/01
Hoover 105 - 114	YB29356-365	31-Dec-06	106E/01
Jazz 1 – 14	YB28586-599	31-Dec-10	106D/09
Jazz 15 – 38	YB28827-850	31-Dec-10	106D/09
Jazz 39 - 46	YB43106-113	31-Dec-08	106D/09
TVA 1 - 4	YB29130-133	31-Dec-06	106D/16
Ursus 1 – 7	YB28528-534	31-Dec-07	106D/16
Ursus 8 – 12	YB28535-539	31-Dec-06	106D/16
Ursus 13 - 14	YB28968-969	31-Dec-07	106D/16
Slab 1 - 7	YB28600-606	31-Dec-10	106D/16
Slab 8 – 9	YB28607-608	31-Dec-09	106D/16
Slab 10	YB28609	31-Dec-08	106D/16
Slab 11 – 13	YB28610-612	31-Dec-10	106D/16
Slab 14	YB28613	31-Dec-09	106D/16
Slab 15	YB28614	31-Dec-10	106C/13
Slab 16	YB28615	31-Dec-09	106C/13
Slab 17	YB28616	31-Dec-10	106C/13
Slab 18 – 21	YB28617-620	31-Dec-09	106C/13
Slab 22	YB28621	31-Dec-08	106C/13
Slab 23 – 24	YB28622-623	31-Dec-10	106E/01
Slab 25 – 34	YB28624-633	31-Dec-09	106C/13
Slab 35 – 39	YB28729-733	31-Dec-09	106C/13
Slab 40 – 42	YB28734-736	31-Dec-08	106C/13
Slab 43	YB28737	31-Dec-09	106C/13
Slab 44	YB28738	31-Dec-08	106C/13
Slab 45	YB28739	31-Dec-09	106C/13
Slab 46	YB28740	31-Dec-08	106C/13
Slab 47 – 50	YB28741-744	31-Dec-07	106C/13
Slab 51 – 53	YB28745-747	31-Dec-10	106E/01
Slab 54	YB28748	31-Dec-06	106E/01
Slab 55 – 65	YB28749-759	31-Dec-10	106E/01
Slab 66 – 71	YB28760-765	31-Dec-09	106F/04
Slab 72	YB28766	31-Dec-08	106F/04
Slab 73	YB28767	31-Dec-09	106F/04
Slab 74	YB28768	31-Dec-08	106F/04
Slab 75	YB28769	31-Dec-09	106F/04
Slab 76	YB28770	31-Dec-08	106F/04
Slab 77	YB28771	31-Dec-09	106F/04
Slab 78	YB28772	31-Dec-08	106C/13
Slab 79	YB28773	31-Dec-09	106C/13
Slab 80 - 83	YB28774-777	31-Dec-08	106C/13
Slab 84	YB28778	31-Dec-09	106C/13
Slab 85 - 100	YB29006-021	31-Dec-06	106C/13

Regional Geology

The Wernecke Breccias property is located within a regional-scale belt of iron oxide dominated breccias which host significant copper-gold-cobalt mineralization. These breccias share many of the characteristics of iron oxide copper-gold (IOCG) deposits on a world wide scale. IOCG deposits have the potential to produce high unit value ore due to their multi-element nature and can form very large tonnage deposits, as best exemplified by the Olympic Dam deposit in South Australia. At Olympic Dam, ore is mined for copper, uranium, gold and silver. Several lines of evidence suggest that at the time of formation of the Wernecke Breccias, the Stuart Shelf of South Australia, the geological host terrane of the Olympic Dam deposit, was attached to the Yukon, as part of the Proterozoic super-continent of Rhodinia. The Olympic Dam deposit and the breccias in the Wernecke Mountains have identical ages of approximately 1.59 Ga. Other geological features, such as the intra-cratonic setting and orogenic history, are similar in style and timing between the two regions.

Future Exploration Programs

Fronteer expects to carry out a program of field mapping and sampling of target areas arising from analysis of the available exploration datasets. This may be followed by a regional airborne gravity survey and further claim staking depending on the results of the initial reconnaissance work.

Alaska Properties, Goodpaster Mining District

Location and Introduction

The Corporation holds an interest in seven mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the, Bou, California-Surf, Eagle, Er-Ogo-Fire, Hawk and Swede Properties.

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

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the "Alaska Properties. The Corporation staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold. Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the company staked 842 claims covering 53,695 ha (132,680 acres). The Corporation now has an interest in 1,654 claims totalling 182,800 acres.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Bou	Bou 21-22	594583-594584	Fairbanks Meridian, Township 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks Meridian, Township 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks Meridian, Township 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks Meridian, Township 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks Meridian, Township 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks Meridian, Township 7S, Range 18E
	Bou 1-7	651861-651867	Fairbanks Meridian, Township 7S, Range 18E
Cal-Surf	BEV 1-64	606861-606923	Fairbanks Meridian, Township 6S, Range 15E/16E
	BND 1-95	606924-607017	Fairbanks Meridian, Township 6S, Range 16E/17E
	BNDN 1-70	651868-651937	Fairbanks Meridian, Township 5S, Range 16E/17E
	CEN 17-80	594779 - 594842	Fairbanks Meridian, Township 6S, Range 16E
	HAB 22-30	595093 – 595101	Fairbanks Meridian, Township 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks Meridian, Township 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks Meridian, Township 6S, Range 17E
	LCC 14 - 20	595141 - 595147	Fairbanks Meridian, Township 6S, Range 17E
	LCC 24 - 30	595151 - 595157	Fairbanks Meridian, Township 6S, Range 17E
	LCC 4- 10	595131 - 595137	Fairbanks Meridian, Township 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks Meridian, Township 6S, Range 17E
	PAR 1 – 11	595382 – 595392	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 14 – 24	595395 – 595405	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 27 – 37	595408 – 595418	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 40 – 50	595421 – 595431	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 53 – 121	595434 - 595502	Fairbanks Meridian, Township 6S, Range 15E/16E
	PC-1 - 25	644761-644785	Fairbanks Meridian, Township 6S, Range 16E
	Scot 1-27	605472 - 605498	Fairbanks Meridian, Township 5S, Range 15E/16E
	SHARP 29 - 33	595531 – 595535	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 43 - 47	595545 – 595549	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 57 - 61	595559 – 595563	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 71 - 75	595573 - 595577	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 85 - 89	595587 - 595591	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 99 – 103	595601 – 595605	Fairbanks Meridian, Township 5S, Range 17E
	SS-1 - 42	644786 - 644827	Fairbanks Meridian, Township 5S/6S, Range 17E
	STER 35 – 40	595663 - 595668	Fairbanks Meridian, Township 6S, Range 17E
	STER 45 – 50	595673 - 595678	Fairbanks Meridian, Township 6S, Range 17E
	STER 55 – 60	595683 - 595688	Fairbanks Meridian, Township 6S, Range 17E
	STER 65 – 70	595693 - 595698	Fairbanks Meridian, Township 6S, Range 17E
	STER 75 – 80	595703 - 595708	Fairbanks Meridian, Township 6S, Range 17E
	STER 85 – 90	595713 - 595718	Fairbanks Meridian, Township 5S, Range 17E
Eagle	Eagle 1-106	579385-579490	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX 1-20	605507-605526	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX21-33	641468-641480	Fairbanks Meridian, Township 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks Meridian, Township 7S, Range 11E/12E
ER-Ogo-Fire	ER 3-12	579158-579167	Fairbanks Meridian, Township 5S, Range 13E
	ER 15-24	579170-579179	Fairbanks Meridian, Township 5S, Range 13E
	ER 27-36	579182-579191	Fairbanks Meridian, Township 5S, Range 13E
	ER 39-48	579194-579203	Fairbanks Meridian, Township 5S, Range 13E
	ER 51-60	579206-579215	Fairbanks Meridian, Township 5S, Range 13E
	ER 63-72	579218-579227	Fairbanks Meridian, Township 5S, Range 13E
	ER 75-84	579230-579239	Fairbanks Meridian, Township 5S, Range 13E
	ER 87-96	579242-579251	Fairbanks Meridian, Township 5S, Range 13E
	ER 99-108	579254-579263	Fairbanks Meridian, Township 5S, Range 13E
	ER 111-120	579266-579275	Fairbanks Meridian, Township 5S, Range 13E
	Fire 4-12	579034-579042	Fairbanks Meridian, Township 5S, Range 13E
	Fire 16-56	579046-579086	Fairbanks Meridian, Township 5S, Range 13E
	JAZZ 1-13	605459-605471	Fairbanks Meridian, Township 5S, Range 13E
	Ogo 35-39	595262-595266	Fairbanks Meridian, Township 5S, Range 14E
	Ogo 42-76	595269-595303	Fairbanks Meridian, Township 5S, Range 14E/13E

	Ogo 143-154	595370-595381	Fairbanks Meridian, Township 5S, Range 13E
	ZAPPA 1-4	605091 - 605094	Fairbanks Meridian, Township 5S, Range 13E
Hawk	EGLE 1-362	652208-652569	Fairbanks Meridian, Township 7S, Range 11E/12E
Swede	SWD 1-38	651938-651975	Fairbanks Meridian, Township 6S, Range 14E/15E
	SWD 39-182	651976-652119	Fairbanks Meridian, Township 7S, Range 14E/15E
	SWD 183-246	652120-652183	Fairbanks Meridian, Township 8S, Range 15E

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

Individual Properties

Mark Baknes, P.Geo, Vice President, Exploration for the Corporation, is the Qualified Person for these projects as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) A technical report was filed on SEDAR on May 12, 2006. :

California-Surf

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

The Beverly area lies in the southwest corner of the California-Surf property and consists of the PAR, Cen and PC claims. An exploration, development and mine operating agreement, dated June 22, 2004 was signed with AngloGold which was terminated in November 2004. During this period, AngloGold completed a program of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 to verify previously defined anomalies. Very little sampling was done beyond the areas of previous work.

The Scot area is comprised of the Scot 1-27 state mining claims and is located along the Pogo trend. It is underlain by undifferentiated paragneiss and orthogneiss which are cut by mid-Cretaceous aged northwest trending dykes. The Shawnee Peak mineral occurrence lies adjacent to the south and is host to gold-bearing quartz veins associated with similar granitic dykes and hosted in orthogneiss.

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

The Boundary area is situated toward the northern edge of the California-Surf claim group on the south side of a granitic body. This property is comprised of the SHARP, STER and SS state mining claims. The main gold soil anomaly, measuring 800 by 350 metres, wraps around a prominent ridge. A broader anomaly, defined by bismuth and arsenic with spotty gold, measures 2.5 by 1.5 kilometres and is centred on the main gold anomaly. Four distinct mineralized surface showings of quartz boulders have been discovered within a 1.0 by 1.5 kilometres area that is central to a moderately intense zone of pervasive quartz-sericite alteration. Two mineralization types have been distinguished: 1) shallow-dipping shear-hosted quartz veins; 2) narrow tensional quartz stockwork veins. The shear-hosted veins are variably textured and contain milky white quartz (Type 1), strongly brecciated-sheared quartz (Type 3) and granular quartz with interstitial sericite, feldspar and tourmaline (Type 2).

Drilling during September 2000 (4 holes, 827.1 m) at the Boundary Property revealed three styles of gold mineralization, and indicated that gold mineralization is more widespread than indicated by surface sampling. The highest gold values are hosted in 1-5 centimetre quartz-pyrite-pyrrhotite veinlets that locally contain visible gold intergrown with bismuthinite. Broader zones of elevated gold values are found in quartz-sericite altered or sheared gneiss locally cut by hairline quartz-pyrite-calcite stringers. Less commonly, quartz-pyrite-bismithunite possibly with arsenopyrite and/or gold veinlets occurs in pegmatitic marginal phases of granitic dykes. The strong gold-bismuth correlation, associated alteration and gold-bearing pegmatitic granite indicate a geological setting not unlike other plutonic gold-type deposits in the region.

In 2001, work consisted of an airborne radiometric and magnetic survey over the California-Surf property, limited auger soil sampling and a 619 m drill hole in the Boundary area, which was followed by a regional soil sampling program evaluating six geochemical-geophysical target areas.

Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the Corporation staked 842 claims covering 53,695 ha (132,680 acres). The Corporation expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

Future Exploration Programs

The Corporation expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

Eagle Property

On January 30, 2002 the Corporation signed an exploration, development and mine operating agreement with AngloGold Ashanti (U.S.A) Exploration (“AngloGold”) whereby AngloGold can earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by the Corporation) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $1,000.000 (US). In January 2006, the Corporation staked 362 claims near the Eagle property.

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

In 2002 and 2003, AngloGold conducted auger soil surveys as well as tree bark sampling for biogeochemical studies. Both techniques defined areas of anomalous gold-arsenic and bismuth geochemistry. These geochemical results define a 1500 metre by 3000 metre gold-arsenic-bismuth-tungsten soil anomaly. Recovery of rock chips from soil sample pits revealed extensive alteration and in some instances quartz-carbonate stringer-style mineralization.

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

Future Exploration Programs

The Corporation expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

ER-Ogo-Fire Property

On January 30, 2002 the Corporation signed an exploration, development and mine operating agreement with AngloGold Ashanti (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by the Corporation) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $2,000.000 (US Dollars).

Property Geology

The ER-Ogo-Fire property is comprised of 219 claims covering approximately 4,270 hectares. The ER-Ogo-Fire Property is underlain by gneisses of the Paleozoic Yukon-Tanana Terrane representing strongly metamorphosed sedimentary and igneous rocks. The gneisses are intruded by late Cretaceous aged granitic intrusions which outcrop extensively on the property. Gold-bearing quartz vein material has been sampled on a ridge lying between the two areas of intrusive outcrop.

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

Future Exploration Programs

The Corporation expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

Bou Property

The Bou property, consisting of 19 claims, is located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the property are almost exclusively granite. Mineralization consisting of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 metre area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometres south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 metres that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage.

Future Exploration Programs

The Corporation intends to seek a third party to undertake further mapping, prospecting and sampling, which could lead to diamond drilling.

Project Alliances

Yukon Targeted Exploration Initiative

In December 2003, the Corporation signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Phase I costs were shared equally between the Corporation and Newmont. Phase II fieldwork was undertaken in July 2004 with expenditures shared equally between the parties. .A total of 193 man days were spent conducting reconnaissance investigations of targets selected during an in-house research effort completed in the winter of 2003/2004. The program consisted of reconnaissance style soil and silt sampling, prospecting and mapping of eight individual target areas. A total of 786 soil, 264 silt, and 329 rock samples were collected during the course of the program. There are no plans for additional exploration under this program.

Walker Lane Alliance (Nevada)

In January 2005, the Corporation signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Corporation has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net

Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first half of 2005, the company identified potential targets for exploration and conducted limited field examinations. During the third quarter, 65 claims (526 ha, 1300 acres) were staked in the Poncho-Crow project area. Subsequent to year end an additional 71 (568 ha, 1404 acres) claims were staked adjoining the original group. The Corporation is negotiating with a third party for additional claims in the area. This acquisition is expected to be completed after the date of this report. No detailed property work on the Walker Lane projects has been completed; however, the company expects to conduct surface programs and a drill program on the claims in 2006. A technical report has not been filed. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation.

Claim	Mineral Tenure (ADL)	Location
Crow 1-18	640622-640639	Nye County, Township 8N, Range 39E
Poncho 1-47	640574-640620	Nye County, Township7N/ 8N, Range 38E
Poncho 50-51	650460-650461	Nye County, Township7N/ 8N, Range 38E
Poncho 52-120	650462-650530	Nye County, Township7N/ 8N, Range 39E

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2006 to January 31, 2007 will be approximately $973,042. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 3,258	$ 39,100
Investor services	1,450	17,395
Management services	11,300	135,600
Office	4,755	57,060
Marketing and promotion	14,377	172,520
Rent	6,264	75,168
Salaries & support services	38,127	457,524
Travel & entertainment	1,556	18,675
TOTAL	$ 81,087	$ 973,042

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

Year Ended January 31, 2006

For the year ended January 31, 2006, the Corporation incurred a net loss of $1,823,606 ($0.10 per share) compared to a net loss of $1,495,680 ($0.09 per share) in the previous year. Revenue declined by $15,848 as interest revenue remained steady but joint venture management fees decreased due to reduction in number of projects under management. Completion of earn-in on the Thorn property contributed to a decline in option proceeds from $358,630 for the year ended January 2005 to $163,500 for the current year.

The major increases in general and administrative expenses are for rent and salaries and support services. Rent during the year increased from $39,172 in 2004 to $63,832 in 2005 as office renovations were completed at the end of the first quarter allowing more office space for the use of Corporation staff. Salaries and support services increased from $163,503 in 2004 to $255,550 in 2005. This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Total expenditures on both components are reduced in the current year. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Accounting and legal costs are sharply increased for the current year. Part of this is based on increased audit procedures required to comply with changes in accounting and auditing standards. It is anticipated that there will be an increase of approximately 20% in the amount of time involved in the audit. The second factor is the number and complexity of property option and exploration agreements undertaken by the company during the year. Most of these costs are included in acquisition costs for the individual properties but some are corporate expenses related directly to setting up a new subsidiary to hold claims in Nevada.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,116,172 ($1,105,733), and property acquisition costs totaled $202,167 ($217,385). These costs were offset by joint venture reimbursements totaling $33,988 ($145,641.) The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2006, exploration tax credits are only $18,736 since the remainder of exploration expenditures were renounced to flow-through investors from the private placement completed during the second quarter.

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the Corporation’s decision to undertake geophysical and geochemical surveys on the Williams property. This program accounted for one-fifth of the Corporation’s exploration expenditures. Another factor was the acquisition of new claims in the Goodpaster region of Alaska. Exploration work in Nevada for the Walker Lane Alliance project also increased total exploration expenditures for the current fiscal year. The final factor was completion of earn-in for the Thorn property requiring the Corporation to pay 49% of exploration expenditures. British Columbia expenditures were financed with a flow-through share placement which reduced mineral exploration tax credits which otherwise would have offset 20% of the expenditures.

Year Ended January 31, 2005

For the year ended January 31, 2005, the Corporation incurred a net loss of $1,495,680 ($0.09 per share) compared to a net loss of $901,405 ($0.07 per share) in the previous year. Revenue improved by $80,777 as interest revenue increased from $24,078 to $69,715 due to increased cash balances and rising market interest rates. Both option proceeds (2004-$358,630, 2003-$191,792) and joint venture management revenue (2004-$55,708, 2003-$31,834) have contributed to improved revenue.

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

Investor services expenses increased for the second year in a row. Part of this increase is related to the need for a strong presence in certain sectors of the US markets. To meet this need, each year the company attended major trade shows in New Orleans, San Francisco, New York and Las Vegas. A strategic marketing program was introduced during the third quarter to increase market awareness of the Corporation. This has shifted the emphasis from trade show participation with accompanying travel and entertainment costs, as well as exhibitor fees, to a targeted marketing strategy which ensures that qualified investors are able to access information about the company. The company expects that the primary emphasis in future years will be the strategic marketing program. The overall costs of investor services will not decrease significantly but it is expected that the strategic marketing will be more effective.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,105,733 ($320,743), and property acquisition costs totaled $217,385 ($98,200). These costs were offset by joint venture reimbursements totaling $145,641. The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures. For the fiscal year ended January 31, 2005 this should amount to $122,227 ($1,889 plus $60,242 Yukon credits.) Option proceeds, consisting of both cash and share payments totaled $358,630 ($191,792).

Exploration expenditures included costs of aircraft and helicopter ($261,871), camp and support activities ($58,846), chemical analysis ($52,832), drafting ($13,148), drilling ($87,046), equipment rentals ($16,228), freight ($12,341), materials and supplies ($30,249), maps and reproductions ($17,341) professional geological fees ($354,662), program management ($97,443), recording and filing fees ($67,720) and travel ($36,006). Acquisition costs include the costs incurred to stake the Alaska and

Kizmet properties, option payments made for the Thorn and Williams properties, and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Thorn, Tide and Alaska properties.

The Corporation may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past under the Corporation’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs. An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects and the present value of this cost has been included in mineral property expenses. When the work is completed, the expense will be charged against this liability account rather than to the project expenses.

Year Ended January 31, 2004

For the year ended January 31, 2004, the Corporation incurred a net loss of $901,405 ($0.07 per share) compared to a net loss of $507,303 ($0.04 per share) in the previous year. Revenue improved by $80,777 as interest revenue increased from $8,576 to $24,078 due to increased cash balances offset by lower market interest rates. Both option proceeds (2003-$191,792, 2002-$139,580) and joint venture management revenue (2003-$31,834, 2002-$18,644) have contributed to improved revenue. The Corporation received Yukon Mining Incentives Program grants totaling $60,242 for regional exploration work. The Mineral Exploration Tax Credit (METC) for BC is only $1,889 for exploration conducted in 2003 because flow-through shares receive a similar tax credit such that expenditures renounced to the individual are not eligible for METC.

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

Exploration expenditures, excluding those by joint-venture partners, totaled $320,743, and property acquisition costs totaled $98,200. These expenditures included costs of camp and support activities ($23,958), chemical analysis ($25,033), drafting ($8,981), equipment rentals ($4,975), helicopter and aircraft ($39,204), professional geological fees and program management ($169,850), recording and filing fees ($36,389) and travel ($12,353). Acquisition costs include the costs incurred to stake the Alaska, Simpson, and Sutlahine properties and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the Eagle, ER-Ogo-Fire, Thorn, Tide and Williams properties.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the previous fiscal year end. The Corporation expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Corporation’s issued and outstanding shares stood at 19,999,539 at January 31, 2006. The placements completed during the second quarter and exercise of share purchase warrants represents most of the increase from the 17,855,220 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 150,000 employee stock options were granted and 600,000 options were exercised. 980,000 previously granted director and employee options exercisable before December 2009 remain outstanding.

On March 28, 2006, the Corporation announced that a private placement has been negotiated to raise $2.55 million. The private placement consisted of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereby if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Corporation may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The proceeds from the private placement financing will be used for continued exploration of the Corporation's properties, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs were $54,645. Common shares issued and outstanding has been increased to 21,721,539. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants is April 13, 2008. If all remaining options and warrants are exercised, a maximum of $4,420,875 will be added to the Corporation’s treasury, and shares outstanding will total 24,451,039.

As at January 31, 2005, the Corporation had working capital, defined as current assets less current liabilities, of $2,844,579 compared to working capital of $1,071,452 as at January 31, 2004. Completion of a private placement in March 2004 significantly increased the Corporation’s treasury. Exercises of share purchase warrants and options also increased the Corporation’s working capital. Increases in exploration activity have resulted in similar increases in administrative costs. Administrative expenses were approximately fifty percent higher in 2004 compared to 2003 while overall exploration activity increased three-fold. The Corporation expects that current working capital will be sufficient for the next two fiscal years.

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

For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, the State of Nevada, the Province of British Columbia or the Yukon Territorial Government, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

In the event that the Corporation does not fulfill its obligations under the terms of any of its option agreements, such agreement or agreements will terminate and title to the property will revert to the grantor of the original option.

Year Ended January 31, 2006

During the year ended January 31, 2006, the Corporation used $1,714,595 of its cash resources for operating activities, which included a net loss for the year of $1,823,606. Expenditures included net mineral property acquisition and exploration costs of $1,094,292, an increase of $432,390 from the previous year. The Corporation increased cash resources by $15,736 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 415,500 flow-through shares for net proceeds of $288,223 in a private placement. There were share issue costs of $29,277 and a provision for future income taxes of $182,500. An additional 1,728,819 shares were issued for net proceeds of $1,601,803 pursuant to share purchase warrants and options at prices of $0.25 to $1.15 per share. Share issue costs totaled $3,466. As of January 31, 2006, consolidated cash amounted to $2,836,027, an increase of $111,944 from the beginning of the year.

Year Ended January 31, 2005

During the year ended January 31, 2005, the Corporation used $1,190,190 of its cash resources for operating activities, which included a net loss for the year of $1,495,680. Expenditures included net mineral property acquisition and exploration costs of $661,902, an increase of $396,996 from the previous year. The Corporation increased cash resources by $66,958 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 2,996,907 shares for net proceeds of $2,424,098 in concurrent brokered and non-brokered private placements. An additional 1,210,000 shares were issued for net proceeds of $543,013 pursuant to share purchase warrants and options at prices of $ 0.25 to $1.15 per share. Share issue costs totaled $241,357. As of January 31, 2005, consolidated cash amounted to $2,724,083, an increase of $1,806,169 from the beginning of the year.

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

TREND INFORMATION

Not Applicable.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$ 114,600	$114,600	Nil	Nil	Nil
Mineral Property Interests – Option Payments [2]	5,000	5,000	Nil	Nil	Nil
Mineral Property Interests – Filing Fees[2]	3,140,653	465,706	1,017,512	1,098,186	559,249
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$ 3,260,253	$ 585,306	$1,017,512	$ 1,098,186	$ 559,249

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

Coquitlam, BC – age 47

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is also the President of Attunga Holdings Inc., a private British Columbia corporation.

Henry J. Awmack, P.Eng., Chairman

Vancouver, BC – age 46

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

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC – age 45

Mark E. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes was a geologist with Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for the Corporation as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Bipin Ghelani, C.A., Director

Richmond, BC – age 56

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the chair of the Audit Committee for the Corporation.

Dorothy G. Miller, Chief Financial Officer

North Vancouver, BC – age 50

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

Jack H.L. Miller, P.Eng, Director

North Vancouver, BC – age 51

Jack H.L. Miller holds a B.A.Sc., M.A.Sc. in geological engineering and is a registered professional engineer. Mr. Miller is currently Chief Operating Officer for Quadra Mining Ltd., however, Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include assistant general manager and senior mine engineer, Viceroy Gold Corp. (1987-1994), Vice President, Projects and Mine Superintendent, Gibraltar Mines Ltd. (1994-1996), Vice President, Projects, Westmin Resources (1996-1997), Vice President, Operations, Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002.) Mr. Miller is a member of the Audit Committee for the Corporation.

P. Gary Paulson, Director

Prince George, BC – age 55

P. Gary Paulson has been the President of Falcon Drilling Ltd. and Jempland Construction Ltd. since 1986. Mr. Paulson is a member of the Audit Committee for the Corporation.

Ian J. Talbot, Corporate Secretary

North Vancouver, BC – age 47

Ian J. Talbot holds a B.Sc. in geology and an LL.B. (bachelors of laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. He is currently practicing law in Vancouver.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
Henry J. Awmack	Equity Engineering Ltd.	President Director	02/02 to present 01/87 to present
David A. Caulfield	Equity Engineering Ltd.	Director	01/87 to present
Gary Paulson	Falcon Drilling Ltd. Jempland Construction	President President	1986 to present 1986 to present
Jack H.L. Miller	Quadra Mining Ltd.	Chief Operating Officer	04/04 to present

David A. Caulfield and Mark E. Baknes each devote 100% of their time to the affairs of the Corporation. Dorothy G. Miller devoted 90% of her time to administrative and financial functions within the Corporation until April 1, 2006. After that date, 100% of her time has been allocated to the Corporation. Henry J. Awmack spends approximately 5-10% of his time on the affairs of the Corporation, while Bipin Ghelani, Jack H.L. Miller, and P. Gary Paulson each allot less than 5% of their time to the Corporation’s business. Ian J. Talbot allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

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

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compe-nsation ($)
David A. Caulfield, President, CEO[1]	Jan. 2006	NIL	NIL	NIL	15,000	NIL	NIL	$98,000[1]
Henry J. Awmack, Chairman	Jan. 2006	NIL	NIL	NIL	15,000	NIL	NIL	NIL
Mark E. Baknes, Vice President	Jan. 2006	$80,872	NIL	NIL	10,000	NIL	NIL	NIL
Bipin Ghelani, Director	Jan. 2006	NIL	NIL	NIL	10,000	NIL	NIL	NIL
Dorothy Miller, CFO[2]	Jan. 2006	NIL	NIL	NIL	10,000	NIL	NIL	$60,250[2]
Jack H.L. Miller, Director	Jan. 2006	NIL	NIL	NIL	10,000	NIL	NIL	NIL

P. Gary Paulson, Director	Jan. 2006	NIL	NIL	NIL	10,000	NIL	NIL	NIL
Ian J. Talbot, Corporate Secretary	Jan. 2006	NIL	NIL	NIL	10,000	NIL	NIL	NIL

[1]

Pursuant to the terms of a Management Agreement dated December 1, 2005, Equity Engineering Ltd. is paid the sum of $10,800 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management and Consulting Contracts".

[2]

Pursuant to the terms of a Management Agreement dated December 1, 2005, Equity Engineering Ltd. is reimbursed for salary and benefits paid for the services of Dorothy Miller. Refer to "Management and Consulting Contracts".

As at January 31, 2006, the Corporation has granted rights to purchase or acquire an aggregate of 1,195,000 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on April 28, 2006 as traded on the TSX Venture Exchange was $2.14.

Outstanding Director and Officer Stock Options as at January 31, 2006

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Henry Awmack	25,000 20,000 15,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Mark Baknes	100,000 15,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
David Caulfield	120,000 45,000 15,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Bipin Ghelani	75,000 10,000 10,000 10,000	Jan. 15, 2003 Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.60 0.95 1.21 1.23	January 15, 2008 Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.60 0.95 1.21 1.23

Dorothy Miller	75,000 15,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Jack Miller	25,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Gary Paulson	25,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Ian Talbot	25,000 25,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005	$0.95 1.21 1.23	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010	$0.95 1.21 1.23
Total	720,000

In addition to the options granted to Directors and Senior Officers of the Corporation, the Corporation issues share purchase options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan, the Corporation has reserved a total of 1,827,522 shares for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Of the reserved shares, 32,522 remain available for stock option grants. Shareholders must approve the stock option plan at each annual general meeting, at which time the number of shares available for issue increases to a total of 10% of the Corporation’s issued and outstanding shares as of the record date for the meeting.

As of January 31, 2006, there are four employees and one consultant who have been granted stock options in the aggregate amount of 475,000 options at exercise prices ranging from $0.95 to $1.23 with expiry dates between March 2006 and December 2010. Individual grants of more than 30,000 options vest over a period of two years.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2006, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement effective January 1, 2006 with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $10,800 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack, who are directors and officers of the Corporation.

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

During the fiscal year ended January 31, 2006, there were four such projects: RDN, Thorn, Tide, and Williams properties in British Columbia.

The RDN project represented one type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, Northgate Minerals for reimbursement. A Joint Venture management fee of 7.5 % was charged only on costs paid directly by the Corporation. The Corporation’s share of expenditures was $5,760 of which Equity was paid $76 for geological consulting fees and project management fees and $155 for support services. The Corporation provided technical assistance at a cost of $5,023 and other support activities totalling $506.

For the Thorn project, Equity Engineering invoiced Cangold Limited. Cangold, in turn, invoiced the Corporation for 49% of the net costs plus a management fee of 5%. The Corporation’s share of expenditures was $417,703 of which Equity was paid $375,609. This total included $107,921 for aircraft and helicopter, $145,314 for geological consulting fees and project management fees, $49,763 for drilling, $42,098 for camp and support services, $15,457 for maps and materials, $11,594 for chemical analysis, and $3,462 for recording fees. The Corporation provided technical assistance and support costs of $15,649 and paid joint venture management fees of $20,729.

The Corporation’s share of expenditures for the Tide project was $8,913 of which Equity was paid $3,919 for geological consulting fees and project management fees, and $733 for support services. The Corporation provided technical assistance costs of $4,261.

The Corporation paid Equity $181,699 of the total costs of $208,843 for the Williams project. This total included $46,761 for aircraft and helicopter, $97,240 for geological consulting fees and project management fees, $24,213 for camp and support services, $9,368 for maps and materials, and $4,117 for chemical analysis,. The Corporation provided technical assistance costs of $10,850 and recording fees of $16,294.

During the fiscal year ended January 31, 2005, there were five such projects: Kizmet, RDN, Thorn, and Tide properties in British Columbia and the Yukon Targeted Exploration Initiative in the Yukon.

Equity was paid $146,528 of the total costs of $176,517 for the Kizmet project. The bulk of this amount was geological consulting fees and project management fees ($68,522), aircraft & helicopter ($32,655), camp and support ($21,274), chemical analysis ($13,715), materials and supplies ($3,182), maps and reproductions ($2,840), recording fees ($2,190), and drafting ($2,150). The Corporation paid for the remaining supporting activities including $18,184 for recording and filing fees, $5,543 for aircraft, and $2,465 for technical assistance.

Equity Engineering was contracted to provide geological consulting services for the RDN project, with the costs passed on to the joint venture partner, Northgate Minerals for reimbursement. The Corporation’s share of expenditures was $5,425 of which Equity was paid $2,150 for geological consulting fees and project management fees and $203 for support services. The Corporation provided technical assistance at a cost of $2,462 and other support activities totalling $610.

The Thorn project was undertaken in two phases. In both phases, Equity Engineering was contracted to provide geological consulting services for the project. In the first phase, the Corporation paid the costs then charged them to the joint venture partner, Cangold Limited for reimbursement. A Joint Venture management fee of 7.5 % was charged on all costs paid by the Corporation. In the second phase, Equity Engineering invoiced Cangold Limited. Cangold, in turn, invoiced the Corporation for 49% of the net costs plus a management fee of 5%. he Corporation’s share of expenditures was $450,464 of which Equity was paid $417,338his total included $131,709 for aircraft and helicopter, $125,046 for geological consulting fees and project management fees, $87,046 for drilling, $43,579 for camp and support services, $15,072 for chemical analysis, $7,429 for communications and $7,458 for recording fees. The Corporation provided technical assistance and support costs of $12,526 and paid joint venture management fees of $20,600.

The Corporation’s share of expenditures for the Tide project was $17,678 of which Equity was paid $8,085 for geological consulting fees and project management fees, $400 for recording fees, and $678 for support services. The Corporation provided technical assistance and support costs of $8,515.

Equity was paid $273,473 of the total costs of $320,713 for the Yukon Targeted Exploration Initiative. This amount was comprised of geological consulting fees and project management fees ($104,605), aircraft & helicopter ($90,353), camp and support ($30,088), chemical analysis ($22,909), materials and supplies ($19,012), maps and reproductions ($3,731), and drafting ($2,775). The Corporation paid for the remaining supporting activities, including $32,684 for technical assistance, $7,029 for camp and support, and $7,527 for drafting and maps. Newmont paid a total of $144,213 for reimbursement of joint venture expenditures.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2006.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2006 as follows:

	Monthly	Yearly
David A. Caulfield	$10,800 [1]	$129,600
Henry J. Awmack	Nil	Nil
Mark E. Baknes	$9,334	$112,000
Dorothy Miller	$6,250	$75,000

[1]

Paid to Equity Engineering Ltd. pursuant to the terms of January 1, 2006 management agreement.

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

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, Jack H.L. Miller and P. Gary Paulson. The Corporation does not have a formal compensation committee; however, independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval.

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

EMPLOYEES

The Corporation has six full-time employees. All other personnel are retained under contract with Equity Engineering Ltd. See Management and Consulting Contracts above. There are no contracts or collective agreements between the Corporation and any labour union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2006.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
David A. Caulfield, P. Geo. Coquitlam, B.C. President, Chief Executive Officer, Director and Promoter	Common Shares: 738,001[1] Options: 180,000[2] Warrants: Nil	3.40%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,352,001[1] Options: 60,000[2] Warrants: Nil	6.22%
Mark E. Baknes, P.Geo. Vancouver, B.C. Vice-President, Exploration	Common Shares: 574,100[1] Options: 125,000[2] Warrants: Nil	2.64%
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 63,000[1] Options: 105,000[2] Warrants: Nil	0.29%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: Nil Options: 100,000[2] Warrants: Nil	0.0%
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 114,500[1] Options: 45,000[2] Warrants: Nil	0.53%
P. Gary Paulson Prince George, B.C. Director	Common Shares: 168,680[1] Options: 45,000[2] Warrants: Nil	0.78%
Ian J. Talbot North Vancouver, B.C. Corporate Secretary	Common Shares: 34,500[1] Options: 60,000[2] Warrants: Nil	0.16%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2006, based upon information furnished by the respective shareholders.

[2]

Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officer of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

Of the shares beneficially held by David Caulfield, 155,001 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Henry Awmack, 65,001 shares are beneficially held by Running Dog Resources Inc, a private British Columbia corporation controlled by Henry Awmack.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the Named Executive Officers and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the end of the Financial Year (#) Exercisable	Value of Unexercised In-the-Money Options as of January 31, 2006
Henry J. Awmack	150,000	$132,000	60,000	$ 32,600
Mark E. Baknes	150,000	132,000	125,000	80,800
David A. Caulfield	150,000	132,000	168,750	105,150
Bipin Ghelani	Nil	Nil	105,000	94,350
Dorothy Miller	Nil	Nil	100,000	63,300
Jack H.L. Miller	75,000	80,250	45,000	26,100
P. Gary Paulson	75,000	88,500	45,000	26,100
Ian J. Talbot	Nil	Nil	60,000	32,700

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2006.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON[2]	Common Shares: 16,980,817 [1]	84.9%
Depository Trust Company New York, NY[3]	Common Shares: 2,289,800 [1]	11.5%

Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director and Promoter	Common Shares: 1,357,301[1] Options: 60,000[4]	6.8%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2006, based upon information furnished by the respective shareholders.

[2]

Canadian Depository for Securities Limited (“CDS & Co.”) is the registered holder, as nominee, of a total of 16,980,817 Common Shares of the Corporation, representing 84.9% of the issued and outstanding shares. The Corporation is unaware of the beneficial owners of the shares held by CDS & Co.

[3]

Depository Trust Company (“CEDE & Co.”) is the registered holder, as nominee, of a total of 2,289,800 Common Shares of the Corporation, representing 11.5% of the issued and outstanding shares. The Corporation is unaware of the beneficial owners of the shares held by CEDE & Co.

[4]

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

RELATED PARTY TRANSACTIONS

As at April 30, 2006, Equity Engineering Ltd. (“Equity”) was indebted to the Corporation in the amount of $47,453 for advances for project expenses and consulting services provided by Equity. Equity is not at arm's length to the Corporation, as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors and officers of the Corporation. The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

During the first quarter ending April 30, 2006, the Corporation paid Equity $17,238 for geological consulting services and $69,617 for providing general corporate and administrative services composed of $926 for investor services, $32,400 for management services, $3,549 for office services, $17,780 for rent and $14,962 for support services. In addition, exploration advances totaling $92,000 were made in anticipation of field work commencing in early May.

As at January 31, 2006, the Corporation was indebted to Equity Engineering Ltd. (“Equity”) in the amount of $36,846 for consulting services provided by Equity.

During the year ended January 31, 2006, the Corporation paid Equity $206,763 for geological consulting services and $244,871 for providing general corporate and administrative services composed of $1,117 for insurance, $4,279 for investor services, $99,305 for management services, $5,810 for office services, $62,696 for rent and $71,663 for support services.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Corporation each own 20% of a different company which is entitled to 10% of the NPI.

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

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2006 and 2005

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

SIGNIFICANT CHANGES

There have been no significant changes since year-end that have not been disclosed elsewhere in this document. Please see Item 5, in the section entitled “Liquidity and Capital Resources” for discussion of the private placement completed April 13, 2006.

ITEM 9   THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

The common shares of the Corporation have been listed and posted for trading on the TSX Venture Exchange. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the period January 1, 2004 to April 28, 2006.

Most recent 6 months	High	Low	Volume
November 1-30, 2005	$ 1.13	$ 0.99	511,830
December 1-31, 22005	1.24	1.05	634,599
January 1-31, 2006	1.90	1.19	1,126,169
February 1-28, 2006	1.89	1.45	449,745
March 1-31, 2006	2.14	1.55	1,528,082
April 1-30, 2006	2.64	1.80	1,166,498

Fiscal 2004	High	Low	Volume
First Quarter	$1.50	$0.84	1,298,462
Second Quarter	1.15	0.80	1,191,155
Third Quarter	1.29	0.76	1,638,143
Fourth Quarter	1.80	0.99	1,818,306

Fiscal 2005	High	Low	Volume
First Quarter	$1.37	1.00	806,828
Second Quarter	1.48	1.05	1,148,678
Third Quarter	1.50	0.93	3,301,016
Fourth Quarter	1.90	0.99	2,272,598

Fiscal 2006	High	Low	Volume
First Quarter	$2.64	$1.45	3,144,325

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the last five fiscal years.

Fiscal Year ending	High	Low	Volume
January 31, 2006	$1.90	$ 0.93	7,529,120
January 31, 2005	1.80	0.76	5,946,066
January 31, 2004	1.25	0.51	4,744,159
January 31, 2003	0.84	0.35	3,033,956
January 31, 2002	0.66	0.23	1,775,916

At January 31, 2006, 2,797,600 Common Shares were held by 22 registered holders in the United States, representing an aggregate of 14% of the Corporation’s total issued and outstanding Common Shares. The Corporation is not listed for trading on any securities exchange in the United States, and there has been no market in the United States for the Common Shares. As of April 30, 2006, 4,028,904 Common Shares were held by 75 registered holders in the United States.

At January 31, 2006, there were 19,999,539 of the Corporation’s Common Shares outstanding. As of April 30, 2006, there were 21,721,539 Common Shares issued and outstanding.

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's authorized capital consists of an unlimited number of common shares without par value, of which 19,999,539 are issued and outstanding as at January 31, 2006. The shareholders approved the increase in authorized capital from 100,000,000 at the annual general meeting held in June 2004.

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

Pursuant to the requirements of the Business Corporations Act (British Columbia), a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the Business Corporations Act (British Columbia), or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares.

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

MATERIAL CONTRACTS

The Corporation entered into a management agreement effective January 1, 2006 with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $10,800 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors and officers of the Corporation.

The Corporation’s ordinary course of business involves contracts to acquire or dispose of mineral property interests. Each of these contracts is detailed in the description of the mineral property interests presented in Item 4 under the subheading “Property, Plants and Equipment.”

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

The Investment Canada Act (the “Act”), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country and the investment is over $50,000,000.00 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000.00. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

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

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

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

TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advice from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

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

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Corporation. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The Corporation’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of Financial Expert on the Corporation’s audit committee. Mr. Ghelani is "independent" of the Corporation, as that term is defined by Section 803 of the American Stock Exchange (AMEX) Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the audit committee have significant financial experience within the mining industry and are considered financially literate although they do not meet the definition of financial expert.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ending January 31, 2006	Fiscal Year ending January 31, 2005
Audit Fees	$ 16,000	$ 14,500
Audit-related fee	520	1,550
Tax services - Canadian	1,500	1,500
Tax services - US	1,600	-
All other fees	554	489
Total fees billed	20,174	18,039

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

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2006 and 2005

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	8
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2006	t
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	8
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	8
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	8
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	8
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	8
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	t
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	t
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	8
11.1	Corporate Governance Policy adopted November 20, 2002	a
11.2	Code of Ethics – Board of Directors dated January 31, 2003	a
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	a
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	a
11.5	Incentive Stock Option Plan	*
31.1	Certification by Chief Executive Officer	t
31.2	Certification by Chief Financial Officer	t
32.1	Certification by Chief Executive Officer	t
32.2	Certification by Chief Financial Officer	t

t

Filed as exhibits in connection with this document

8

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 25, 2005.

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
David A. Caulfield
President & Director

Date: May 25, 2006

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2006, 2005 and 2004

and Auditors’ Report

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

The Board of Directors appoints the Audit Committee, and the majority of its members are independent directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review financial statements and reports prepared by management, internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, an independent firm of Registered Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

“David A. Caulfield”

“Dorothy Miller”

David A. Caulfield, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2006 and 2005 and the consolidated statements of operations, of changes in shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2006 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

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

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 31, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004

Mineral Property Operations
Revenue
Option proceeds	$163,500	$358,630	$191,792
Project management fees	36,277	55,708	31,834
	199,777	414,338	223,626
Expenses
Acquisition costs	202,167	217,385	98,200
Exploration expenditures	1,116,172	1,105,733	320,743
Reclamation obligations	-	35,363	-
Joint venture reimbursements	(33,988)	(145,641)	-
Exploration tax credits	(18,736)	(122,227)	(62,131)
	1,265,615	1,090,613	356,812
Loss from mineral property operations	1,065,838	676,275	133,186

Other Operations
Revenue
Interest	68,672	69,715	24,078
Other	7,900	3,274	323
	76,572	72,989	24,401
Expenses
Accounting and legal	40,934	27,389	21,535
Depreciation	33,980	17,344	7,761
Foreign exchange losses	8,196	4,713	32,028
Investor services	36,478	63,471	43,121
Management services	116,804	92,820	71,767
Marketing and promotion	77,234	84,316	63,067
Office	78,959	98,950	43,099
Rent	63,832	39,172	36,582
Salaries and support services	255,550	163,503	85,152
Share-based compensation	206,689	292,149	411,208
Travel and entertainment	48,920	44,386	32,142
	967,576	928,213	847,462
Loss from other operations	891,004	855,224	823,061

Loss Before Marketable Securities Transactions	1,956,842	1,531,499	956,247

(Loss) Gain on Sale of Marketable Securities	(49,264)	35,819	54,842

Loss before Income Taxes	2,006,106	1,495,680	901,405

Future Income Tax Recovery (Note 8)	182,500	-	-

Net Loss	$1,823,606	$1,495,680	$901,405

Basic and Diluted Loss Per Share	$0.10	$0.09	$0.07

Weighted average number of shares outstanding	18,656,974	17,231,840	13,383,727

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2006	2005
ASSETS
Current
Cash		$2,836,027	$2,724,083
Marketable securities (Note 3)		88,370	139,870
Accounts receivable		64,635	193,726
Prepaid expenses		16,192	6,885
		3,005,224	3,064,564

Office and Computer Equipment, less accumulated
depreciation of $70,282 (2005- $47,076)		61,564	44,061
Project Deposits (Note 4)		28,700	44,400
Mineral Property Interests (Note 5)		-	-

		$3,095,488	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$62,733	$88,811
Payable to related party (Note 7)		36,846	33,368
Joint venture project deposits		-	97,806
		99,579	219,985

Mineral Property Reclamation Obligation (Note 11)		35,363	35,363
		134,942	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		9,358,013	7,467,987
Contributed Surplus (Notes 2 and 6 )		922,976	926,527
Deficit		(7,320,443)	(5,496,837)
		2,960,546	2,897,677

		$3,095,488	$3,153,025

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Cash Flows Used for Operating Activities
Mineral property interests
Acquisition costs	$(175,818)	$(208,635)	$(80,700)
Exploration costs (net of reimbursements)	(1,144,890)	(942,221)	(320,743)
Exploration tax credits and grants	122,229	62,157	18,745
Joint venture project deposits	(97,806)	97,806	-
Project management revenue	36,293	58,061	31,834
Reclamation deposits	15,700	(24,200)	(7,100)
Mineral property interest option proceeds	150,000	295,130	117,792
Other operations
Cash paid for supplies and services	(688,520)	(597,035)	(367,721)
Advances from related party	3,478	658	8,651
Interest and other revenue received	64,739	68,089	37,003

	(1,714,595)	(1,190,190)	(562,239)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	15,736	66,958	62,242
Purchase of office and computer equipment	(51,483)	(37,442)	(13,649)

	(35,747)	29,516	48,593

Cash Flows From Financing Activities
Common shares issued for cash	1,895,029	3,208,200	516,500
Share issue costs	(32,743)	(241,357)	(982)

	1,862,286	2,966,843	515,518

Increase in Cash	111,944	1,806,169	1,872
Cash, Beginning of Year	2,724,083	917,914	916,042

Cash, End of Year	$2,836,027	$2,724,083	$917,914

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$-	$(8,750)	$(17,500)
Shares issued for acquisition of
mineral property interests	-	8,750	17,500
Marketable securities received	(13,500)	(63,500)	(74,000)
Mineral property interest option proceeds	13,500	63,500	74,000
Share-based compensation expense	206,689	292,149	424,008
Contributed surplus	(3,551)	257,239	411,208

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Common Shares (Note 6)
Balance, beginning of year	$7,467,987	$4,447,484	$3,914,466
Issued for
Cash - private placement		2,659,200	-
Cash - private placement (flow-through shares)	500,000	-	-
Cash – Exercise of share purchase warrants	1,245,029	506,500	509,500
Cash – exercise of share purchase options	150,000	42,500	4,700
Mineral properties	-	8,750	7,000
Membership fee	-	10,000	-
Transfer from contributed surplus on the exercise of vested share purchase options	210,240	34,910	12,800
Future income taxes related to flow-through share issue	(182,500)	-	-
Share issue costs	(32,743)	(241,357)	(982)

Balance, end of year	9,358,013	7,467,987	4,447,484

Contributed Surplus
Balance, beginning of year	926,527	669,288	258,080
Share-based compensation	206,689	292,149	424,008
Transfer to common shares on exercise of share purchase vested options	(210,240)	(34,910)	(12,800)

Balance, end of year	922,976	926,527	669,288

Deficit
Balance, beginning of year	5,496,837	4,001,157	3,099,752
Net Loss for the year	1,823,606	1,495,680	901,405

Balance, end of year	7,320,443	5,496,837	4,001,157

Shareholders’ Equity	$2,960,546	$2,897,677	$1,115,615

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada							Alaska	Nevada
	Jake	Kizmet	RDN	Thorn	Tide	Williams	Other			Total
Cumulative net expenditures, January 31, 2003	$ -	$ -	$798,180	$321,741	$35,831	$177,406	$318,361	$18,506	$ -	$ 1,670,025

Acquisition Costs	-	22,830	-	30,957	2,369	21,250	3,531	17,263	-	98,200
Exploration Expenditures	-	10,975	7,410	11,853	802	3,644	237,374	48,685	-	320,743
Exploration Tax Credits	-	-	(1,889)	-	-	-	(60,242)	-	-	(62,131)
Option Proceeds	-	-	-	(41,000)	(61,000)	(50,000)	-	(39,792)	-	(191,792)

Net expenditures, year ended January 31, 2004	-	33,805	5,521	1,810	(57,829)	(25,106)	180,663	26,156	-	165,020

Acquisition Costs	-	5,242	-	150,000	1,842	28,750	4,496	24,152	2,903	217,385
Exploration Expenditures	-	176,517	5,425	450,461	17,677	6,255	367,430	56,227	25,741	1,105,733
Exploration Tax Credits	-	(30,243)	(552)	(87,818)	(2,751)	(350)	(513)	-	-	(122,227)
Joint Venture Reimbursements	-	-	-	-	(1,427)	-	(144,214)	-	-	(145,641)
Reclamation Obligations	-	-	17,102	11,082	3,179	4,000	-	-	-	35,363
Option Proceeds	-	-	(25,000)	(182,000)	(56,500)	-	-	(95,130)	-	(358,630)

Net expenditures, year ended January 31, 2005	-	151,516	(3,025)	341,725	(37,980)	38,655	227,199	(14,751)	28,644	731,983

Acquisition Costs	14,256	7,806	31,342	15,665	-	5,000	10,083	104,692	13,323	202,167
Exploration Expenditures	21,802	11,612	5,760	417,703	8,913	208,843	64,806	194,786	181,947	1,116,172
Exploration Tax Credits	(263)	(717)	(106)	(2,889)	(997)	(13,762)	(2)	-	-	(18,736)
Joint Venture Reimbursements	-	(560)	(18,042)	(5,465)	(364)	-	(9,557)	-	-	(33,988)
Option Proceeds	-	(75,000)	(40,000)	-	(48,500)	-	-	-	-	(163,500)

Net expenditures, year ended January 31, 2006	35,795	(56,859)	(21,046)	425,014	(40,948)	200,081	65,330	299,478	195,270	1,102,115

Cumulative net expenditures, January 31, 2006	35,795	128,462	779,630	1,090,290	(100,926)	391,036	791,553	329,389	223,914	3,669,143
Less write-downs and abandonments	-	-	-	-	(1,719)	-	(563,922)	(6,290)	-	(571,931)

Net cumulative expenditures on active mineral properties charged to operations, January 31, 2006	$ 35,795	$ 128,462	$ 779,630	$ 1,090,290	$(102,645)	$ 391,036	$ 227,631	$ 323,099	$ 223,914	$ 3,097,212

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

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

These consolidated financial statements include the accounts of the Company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (individually and collectively the “Company”).

Marketable Securities

Marketable securities are recorded at acquisition cost and are written down to market value when declines in value are significant and other than temporary.

Office and Computer Equipment

Office and computer equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses.  When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 6) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

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

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the accounting for share-based compensation of employees and non-employees during the 2004 fiscal year. These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on a retroactive basis, and accordingly increased the deficit and contributed surplus by $255,520 at January 31, 2003. This change also resulted in an increase in the net loss for the years ended January 31, 2006, 2005 and 2004 by $206,689 ($.01 per share), $292,149 ($.02 per share) and $411,208 ($.03 per share), respectively.

3.

MARKETABLE SECURITIES

The fair market value of the marketable securities on January 31, 2006 was approximately $182,468 (2005 - $271,405).

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2006	2005	2004
Acquisition Costs	$ 202,167	$217,385	$98,200
Exploration Costs
Aircraft and helicopter	171,480	261,871	39,204
Camp	72,522	58,846	15,177
Chemical analysis	38,751	52,832	25,033
Drafting	11,937	13,148	8,981
Drilling and trenching	49,763	87,046	-
Equipment rental	15,741	16,228	4,975
Freight	11,350	12,341	722
Geological and engineering	319,943	354,662	142,869
Geophysical surveying	68,922	-	-
Maps and reproductions	13,421	17,341	5,529
Materials	24,346	30,249	2,501
Project management	73,452	97,443	26,607
Recording and filing	216,415	67,720	36,389
Travel	28,129	36,006	12,756

	1,116,172	1,105,733	320,743
Exploration tax credits and grants	(18,736)	(122,227)	(62,131)
Joint venture reimbursements	(33,988)	(145,641)	-
Reclamation obligation	-	35,363	-

	1,063,448	873,228	258,612

Option Proceeds	(163,500)	(358,630)	(191,792)

Net Expenditures For the Year	1,102,115	731,983	165,020

Cumulative Net Expenditures, Beginning of Year	2,567,028	1,835,045	1,670,025

Cumulative Net Expenditures, End of Year	3,669,143	2,567,028	1,835,045

Property Write-downs and Abandonments	(571,931)	(302,917)	(193,421)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 3,097,212	$2,264,111	$1,641,624

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return (“NSR”) for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of exploration expenditures of $1.2 million, cash payments totalling $190,000 and issuing 250,000 shares of CANGOLD to the Company. In September 2004, CANGOLD completed these requirements. The Company and CANGOLD have entered into a joint venture agreement for further development of the property. CANGOLD is currently operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for $150,000 and acquired the remaining two-thirds interest, subject to a 1.34% net smelter return, by completing exploration expenditures and share issue requirements. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received subsequent to year-end)

•

$75,000 on or before March 1, 2007

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Williams Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter return pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer or dispose of its interest to a third party, and a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration for an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti has assumed all of the obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004 -received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004)

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before December 31, 2006

The Company is the operator for the exploration programs until Serengeti’s interest has vested. In November 2004 two additional claims (the Wave claims) were staked which were jointly explored with the Tide property but do not form part of the property agreement. In November 2005, the Wave claims were permitted to lapse.

Kizmet Property, British Columbia

The Company acquired the Kizmet (formerly Sutlahine) Property by staking 52 claims between April 2003 and January 2005. The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims. Barrick contributed 170 claims to the joint venture and paid the Company $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick can increase its interest in the property to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for US$2 million. The Company is to make cash payments of:

•

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Company is to complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

The Company staked an additional 36,033 hectares surrounding the original claim.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfil the assessment work requirement to keep these claims in good standing until April 2007.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company acquired a 100% interest in the ER property.

On January 30, 2002 the Company signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $2,000.000 (US Dollars).

Eagle Property, Alaska

On January 30, 2002 the Company signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $1,000.000 (US). In January 2006, the Company staked 362 claims near the Eagle property.

California-Surf properties, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

The Company staked claims adjacent to the current project and the California-Surf group now includes 883 claims covering 98,080 acres.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration expenditures to earn its 50% interest.

In September 2005 the Company staked 65 claims totalling 1,300 acres in one project area. In February 2006, 71 claims totalling 1,404 acres were added to the group.

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties. The initial phase will consist of data compilation with each company contributing up to $20,000. The second phase of field examination will be funded by contributions of $130,000 from each company. Upon acquisition of a property, Northgate shall have an option to earn 60% of the acquired property by making the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company will be operator during the compilation and field examination phases of the project.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”). The Company and Breakwater intend to enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to an NSR of 2%.

Simpson Property, Yukon

In January and April 2003, the Company acquired the Simpson Property by staking 38 claims in the Watson Lake Mining District. Thirty of these claims were allowed to lapse in December 2005. The remaining eight claims have expiry dates of December 2008. Four additional claims, comprising the Simpson Extension, were staked in August 2003. These four additional claims have been allowed to lapse.

Wernecke Breccias, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years.  Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Company earning the remaining 20% interest.  Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont to focus on grass-roots exploration within a defined area in the Yukon. Expenditures for compilation and fieldwork were shared equally between the Company and Newmont.

6.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 31, 2003	12,334,621	$ 3,914,466
Issued for cash
Exercise of warrants, net of issue costs of $771	1,211,000	508,729
Exercise of share purchase options, net of issue costs of $70 and including transfer from contributed surplus on the exercise of vested options	20,000	17,430
Issued for mineral property interests, net of issue costs of $141	50,000	6,859

January 31, 2004	13,615,621	4,447,484
Issued for cash
Placement, net of issue costs of $235,103	2,986,907	2,424,097
Exercise of warrants, net of issue costs of $2,742	1,110,000	503,758
Exercise of share purchase options, net of issue costs of $3,245 and including transfer from contributed surplus on the exercise of vested options	100,000	74,165
Issued for Mineral Deposits Research Unit membership, net of issue costs of $122	7,692	9,878
Issued for mineral property interests, net of issue costs of $145	25,000	8,605

January 31, 2005	17,855,220	7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $3,231	1,128,819	1,241,798
Exercise of share purchase options, net of issue costs of $235 and including transfer from contributed surplus on the exercise of vested options	600,000	360,005
Flow-through shares, net of issue costs of $29,277 and future income taxes of $182,500	415,500	288,223

January 31, 2006	19,999,539	$ 9,358,013

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,300,000 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.

	January 31, 2006		January 31, 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,645,000	$ 0.70	1,310,000	$ 0.54
Granted	150,000	1.23	465,000	1.10
Exercised	600,000	0.25	130,000	0.43
Outstanding at end of year	1,195,000	0.99	1,645,000	0.70
Options exercisable at end of year	1,130,000	1.00	1,515,000	0.67

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
02-Mar-06	50,000	$ 0.25	50,000	$ 0.25
15-Jan-08	75,000	0.60	75,000	0.60
26-Mar-06	60,000	0.95	60,000	0.95
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	150,000	0.96	112,500	0.96
09-Dec-09	255,000	1.21	227,500	1.21
22-Dec-10	150,000	1.23	150,000	1.23
	1,195,000		1,130,000

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2006 was $1.06 per share (2005 - $0.83). The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	January 31, 2006	January 31, 2005	January 31, 2004
Volatility	137%	110%	105%
Risk-free interest rate	3.84%	2.60%	2.75%
Expected life	5 years	4.6 years	4.6 years
Expected dividend yield	-	-	-

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

During the year ended January 31, 2006, the Company paid Equity $206,763 (2005 - $431,996, 2004 - $260,926) for geological consulting services and $244,871 (2005 - $203,099, 2004 - $144,087) for providing general corporate and administrative services composed of $1,117 (2005 - $14,457, 2004 - $6,396) for insurance, $4,279 (2005 - $3,711, 2004 - $2,200) for investor services, $99,305 (2005 - $96,462, 2004 - $66,264) for management services, $5,810 (2005 - $12,026, 2004 - $5,702) for office services, $62,696 (2005 - $39,172, 2004 - $36,582) for rent and $71,663 (2005 - $37,270, 2004 - $26,943) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 5). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

8.

INCOME TAXES

The Company’s future income tax assets are:

	January 31
	2006	2005
Future income tax assets
Mineral property interests	$ 1,859,190	$ 1,821,881
Other assets	49,447	83,518
Tax loss carry-forwards	3,203,278	2,234,184
	5,111,915	4,139,583
Valuation allowance	(5,111,915)	(4,139,583)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2006	2005	2004
Loss before income taxes	$ 2,006,106	$ 1,495,680	$ 901,405

Statutory tax rate	35.6%	37.6%	39.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 714,174	$ 562,376	$ 356,956

Add (deduct):
Non-deductible expenses	(32,663)	(14,834)	(10,572)
Tax effect of current period losses not recognized	(681,511)	(547,542)	(346,384)
Recovery of future income taxes arising from flow through share issue	182,500	-	-
Future income tax recovery	$ 182,500	$ -	$ -

At January 31, 2006, the Company has unrecognized non-capital losses for income tax purposes of approximately $3,203,278 that may be used to offset future taxable income. If unused, these losses will expire as follows:

2007	$ 260,195
2008	297,853
2009	322,057
2010	349,643
2011	412,759
2012	532,739
2013	1,028,032
$ 3,203,278

9.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values. The fair value of the marketable securities is disclosed in Note 3.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, the estimated future income tax arising from the renunciation of expenses to subscribers is recorded as a cost of issuing the shares.  The Company has determined that there is no difference in the reported liabilities and shareholders’ equity arising from this difference in accounting policies.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(c)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Loss per Share

	2006	2005	2004

Weighted average number of shares outstanding under Canadian GAAP	18,656,974	17,231,840	13,383,727
Escrow shares	-	29,865	209,865
Weighted average number of shares outstanding under U.S. GAAP	18,656,974	17,201,975	13,173,862

Loss Per Share under U.S. GAAP	$0.10	$0.09	$0.07

11.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mining interests has been included in these financial statements.

12.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within three geographical areas, Alaska, Canada and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment for the fiscal years ending January 31:

	2006	2005	2004
Canada	$ 2,797,535	$ 2,618,968	$ 838,342
Alaska	25,818	105,115	79,572
Nevada	12,674	-	-
	$ 2,836,027	$ 2,724,083	$ 917,914

All other assets are held solely by the Canadian segment.

The following table shows the revenue attributable to each operating segment:

	2006	2005	2004
Canada	$ 275,376	$ 392,154	$ 208,128
Alaska	837	95,173	39,899
Nevada	136	-	-
	$ 276,349	$ 487,327	$ 248,027

Exploration expenditures on the Company’s mineral properties by geographical segments are shown in the Consolidated Statement of Exploration Expenditures.

13.

SUBSEQUENT EVENTS

On March 28, 2006, the Company announced that a private placement has been negotiated to raise $2.55 million. The private placement will consist of 1,500,000 units at a price of $1.70 per unit with each Unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one  additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereby if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The proceeds from the private placement financing will be used for continued exploration of the Company's mineral property interests, development of other projects and for general corporate purposes.

Subsequent to year-end, options to purchase 150,000 shares were exercised at prices ranging from $0.25 to $1.21. This increased the number of common shares issued and outstanding to 20,149,539 as of March 31, 2006.

 RIMFIRE MINERALS CORPORATION

 Management Discussion
and Analysis

Form 51-102F1

For the year ended

January 31, 2006

1.1

Date

The information in this form includes financial results for the year ending January 31, 2006 with other information current to April 30, 2006.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

British Columbia remained the focus of Rimfire’s exploration efforts in 2005, with six active projects in the province. While traditionally focused on northern British Columbia, Yukon Territory and Alaska, the Company diversified its geographic presence with the commencement of fieldwork and project acquisitions in Nevada under the terms of the Walker Lane agreement with Newmont.

Opportunities to strengthen Rimfire’s presence and bring new exploration projects into the project pipeline in traditional target areas were acted upon, with the Company acquiring large land positions in the Pogo area of Alaska, the Wernecke Mountains, Yukon Territory, with new partner Fronteer Development Group, and southern British Columbia with the Jake acquisition.

To capitalize on the strong relationship with partner Northgate Minerals, the Company embarked on an alliance with Northgate to jointly generate and explore precious metals exploration targets in Canada, potentially adding another level of diversification to the Company’s geographic spread.

Two additional technical staff were added to help administer these new projects and assist in generating new exploration targets. In support, Rimfire’s marketing activities have focused on messaging to existing and potential joint venture partners as well as the investing public.

2005 Exploration Overview

British Columbia

During 2005, three of the Company’s projects were drilled by joint venture or option partners; RDN, Thorn and Tide. There were a total of 19 holes drilled totaling 3,093 metres. In addition, groundwork and geophysical surveys were completed on the Tide and Kizmet projects. The Company conducted geophysical and prospecting-mapping programs at the wholly-owned Williams property and preliminary field examination of the Jake property. Subsequent to year-end, a trenching and geophysical survey was conducted on the Jake property.

Alaska

The commencement of mining by Teck Cominco/Sumitomo at the Pogo Gold Mine and a gold discovery by AngloGold Ashanti NA in the Goodpaster District led Rimfire to re-interpret data from previous programs and newly published government surveys to define new targets within the district. Subsequently, the Company staked claims covering 53,695 ha (132,680 acres). The Company expects to have secured a partner to conduct regional exploration on these claims in 2006. Subsequent to year end, an agreement was completed with AngloGold Ashanti (U.S.A.) Exploration Inc. to reacquire the Eagle and ER-Ogo-Fire properties subject to a net smelter royalty.

Nevada

During the first half of the year, the company identified potential targets for exploration and conducted limited field examinations under the Walker Lane Exploration Alliance with Newmont Capital Limited. A total of 136 claims were staked in the Poncho-Crow project area and the company is negotiating to acquire existing claims in the same area. The company expects to conduct surface programs and a drill program on the claims in 2006.

Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer, as project operator, staked additional claims under the agreement and will undertake exploration work in 2006.

Financial Overview for Fiscal Year Ended January 31, 2006

The Company completed one financing in 2005 consisting of 400,000 flow-through shares at $1.25. This provided $500,000 to be used for exploration at the Williams and Thorn properties within BC. The strategic advantage of this placement was to interest institutional investors in the Company.

Exploration expenditures were almost the same in the current year as they were in the previous fiscal year but the options proceeds, exploration tax credits and joint venture reimbursement were significantly less. This resulted in an overall increase in mineral property costs of approximately one-third from the previous year. The Company expanded the number of exploration projects and increased Company participation in existing projects. During 2006, the Company will be participating in an exploration alliance with Northgate Minerals which will maintain the current level of exploration expenditures.

General and administrative expenditures have increased slightly from the previous year for two reasons. Audit and legal costs have increased by 50%. Part of this is due to the increased work required to comply with new auditing regulations and part is due to increased corporate governance and oversight requiring knowledge of regulations and statutes. The second factor increasing administrative costs is the addition of two geologists to the staff part way through the year. This increases the Company’s ability to manage existing projects as well as to generate new project ideas and the resources to carry them out.

The Company’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the end of the previous fiscal year. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2006. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

	2006 ($)	2005 ($)	2004 ($)
Revenues	76,572	72,989	24,401
Other Income (Option Proceeds & JV Management Fees)	199,777	414,338	223,626
Exploration & Development Expenses	1,265,615	1,090,613	356,812
General and Administrative Expenses	967,576	928,213	847,462
Net Income (Loss)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.10)	(0.09)	(0.07)
Total assets	3,095,488	3,153,025	1,176,633
Long-Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements and which include the following significant policies:

•

Marketable securities are recorded at acquisition cost and are written down to market value when declines in value are significant and other than temporary.

•

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

•

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

•

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future tax benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

•

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

•

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the convertible notes payable and outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “if converted” method is used for the assumed conversion of the convertible notes payable at the beginning of the year. In addition, the “treasury stock method” is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the year. Common share equivalents have been excluded from the computation of diluted earnings per share for the periods presented as including them would have been anti-dilutive.

1.4

Results of Operations

For the year ended January 31, 2006, Rimfire incurred a net loss of $1,823,606 ($0.10 per share) compared to a net loss of $1,495,680 ($0.09 per share) in the previous year. Revenue declined by $15,848 as interest revenue remained steady but joint venture management fees decreased due to reduction in number of projects under management. Completion of earn-in on the Thorn property contributed to a decline in option proceeds from $358,630 for the year ended January 2005 to $163,500 for the current year.

The major increases in general and administrative expenses are for rent and salaries and support services. Rent during the year increased from $39,172 in 2004 to $63,832 in 2005 as office renovations were completed at the end of the first quarter allowing more office space for the use of Company staff. Salaries and support services increased from $163,503 in 2004 to $255,550 in 2005. This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Total expenditures on both components are reduced in the current year. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Accounting and legal costs are sharply increased for the current year. Part of this is based on increased audit procedures required to comply with changes in accounting and auditing standards. It is anticipated that there will be an increase of approximately 20% in the amount of time involved in the audit. The second factor is the number and complexity of property option and exploration agreements undertaken by the company during the year. Most of these costs are included in acquisition costs for the individual properties but some are corporate expenses related directly to setting up a new subsidiary to hold claims in Nevada.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,116,172 ($1,105,733), and property acquisition costs totaled $202,167 ($217,385). These costs were offset by joint venture reimbursements totaling $33,988 ($145,641.) The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2006, exploration tax credits are only $18,736 since the remainder of exploration expenditures were renounced to flow-through investors from the private placement completed during the second quarter.

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the company’s decision to undertake geophysical and geochemical surveys on the Williams property. This program accounted for one-fifth of the company’s exploration expenditures. Another factor was the acquisition of new claims in the Goodpaster region of Alaska. Exploration work in Nevada for the Walker Lane Alliance project also increased total exploration expenditures for the current fiscal year. The final factor was completion of earn-in for the Thorn property requiring the Company to pay 49% of exploration expenditures. British Columbia expenditures were financed with a flow-through share placement which reduced mineral exploration tax credits which otherwise would have offset 20% of the expenditures.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 10,139 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. Late in the year, the company acquired the LL property which surrounds the north end of the RDN property.

In the 2005 program, six drill holes were completed for a total of 1,470 metres in two target areas: Blind Fault and Arctic Grid. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. Three holes in the Blind Fault area targeted a 300 x 50 metre zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous surface channel sampling in 2005 returned 24.7 metres averaging 24.9 g/t silver. Hole RDN05-42 intersected three silver-bearing intervals. Based on the geological similarities to Eskay observed on surface and in drill holes, Northgate has expressed its intent to continue exploring the property for gold-silver rich massive sulphide deposits in 2006. The 2006 program, budgeted at $1 million, will consist of airborne geophysical surveys, groundwork and drilling at the Arctic Grid.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report has been filed on SEDAR.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,583 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins represent the prime exploration targets on the Thorn property. Lesser focus will be placed on the Oban Zone, although potential for additional breccia pipes should be considered.

The main aspects of the 2005 exploration program included 17.4 line-kilometres of IP geophysical surveying and 655.8 metres of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north: the Balvenie and Cutty Sark Zones. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 metres with intercepts in both 2005 step out holes including 4.2 metres of 4.44 g/t gold, 407.9 g/t silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone.

The drilling and sampling programs were conducted under the direction of Robert Brown, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report has been filed on SEDAR.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives,

The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization at the 36 Zone. Eight holes totaling 967 metres were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 g/t) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 metres by 2100 metres in size, with diamond drilling having tested an area of 170 by 350 metres. Favourable results from preliminary metallurgical studies show that this mineralization is amenable to leaching, with gold recoveries averaging 73-81%. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has been filed on SEDAR.

Williams

The Williams Property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling by Cominco and Du Pont in 1983 and 1984 intersected six separate two-metre intercepts grading greater than 15 g/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 600 by 1800 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 metre, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500-750 metre gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 g/tonne gold over 3.73 metres. Several gossans lie within the soil anomaly.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has been filed on SEDAR.

Kizmet Project

The Kizmet Project, formerly called the Sutlahine, is a joint venture with Barrick Gold Corporation. Rimfire staked the SUTL and LJ claims to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. The Company contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas that will require more detailed work. A technical report has not been filed on the Kizmet Project.

Jake Property

The Jake Property, covering 37,237 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization. In March 2006, the Company undertook an initial ground magnetics and VLF electromagnetics survey to identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing six veins over the length of the 74 metre trench. The results of this survey have not yet been compiled.

Expenditures by the Company on the British Columbia properties during the fiscal year ended January 31, 2006 were:

	Jake	Kizmet	RDN	Thorn	Tide	Williams
Acquisition costs	$14,256	$ 7,806	$ 31,342	$ 15,665	$ -	$ 5,000

Exploration costs
Aircraft and helicopter	-	840	-	109,121	-	46,761
Camp	285	762	287	30,961	326	15,062
Chemical analysis	440	-	-	11,594	-	5,969
Drafting	-	200	-	3,063	50	2,625
Drilling & trenching	-	-	-	49,763	-	-
Equipment rentals	45	462	150	1,042	61	6,040
Freight	-	-	-	8,964	-	2,220
Geological & engineering	5,922	5,254	5,091	96,111	7,684	46,099
Geophysical surveying	-	-	-	28,044	-	40,878
Maps and reproductions	406	98	8	1,491	602	2,144
Materials	-	-	-	13,985	-	4,886
Project management	48	27	8	52,845	78	18,321
Recording and filing	14,473	2,007	70	3,462	-	16,294
Travel	183	1,962	146	7,257	112	1,544
	21,802	11,612	5,760	417,703	8,913	208,843

Exploration tax credits	(263)	(717)	(106)	(2889)	(997)	(13,762)
Joint venture payments	-	(560)	(18,042)	(5,465)	(364)	-
	21,539	10,335	(12,388)	409,349	7,552	195,081

Option proceeds	-	(75,000)	(40,000)	-	(48,500)	-

Cumulative Net Expenditures
Beginning of Year	-	185,321	800,676	665,276	(59,978)	190,955
Property write-down or abandonment	-	-	-	-	(1,719)	-
End of Year	$ 35,795	$ 128,462	$ 779,630	$ 1,090,290	$(102,645)	$ 391,036

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 74,000 ha (182,800 acres). The ER-Ogo-Fire and Eagle claim groups were optioned to AngloGold (U.S.A) Exploration Inc. Effective December 31, 2005, an agreement was negotiated to re-acquire 100% interest in the claims subject to a 2% NSR. The Bou, Hawk, Swede and California-Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

Late in the year, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the company staked 842 claims covering 53,695 ha (132,680 acres). The Company expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

A technical report for the Alaska properties has been filed on SEDAR. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first half of the year, the company identified potential targets for exploration and conducted limited field examinations. During the third quarter, 65 claims (526 ha, 1300 acres) were staked in one project area. Subsequent to year end an additional 71 (568 ha, 1404 acres) claims were staked adjoining the original group. The Company is negotiating with a third party for additional claims in the area. This acquisition is expected to be completed after the date of this report. No detailed property work on the Walker Lane projects has been completed; however, the company expects to conduct surface programs and a drill program on the claims in 2006. A technical report has not been filed. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the fiscal year ended January 31, 2006 (all amounts in Canadian Dollars) were:

	Alaska	Walker Lane
Acquisition costs	$ 104,692	$13,323

Exploration costs
Aircraft and helicopter	13,097	-
Camp	1,424	21,268
Chemical analysis	-	19,922
Drafting	2,994	555
Drilling & trenching	-	-
Equipment rentals	-	7,406
Freight	-	166
Geological and engineering	18,809	92,422
Geophysical surveying	-	-
Maps and reproductions	1,852	5,057
Materials	2,576	2,684
Project management	569	282
Recording and filing	153,465	16,144
Travel	-	16,041
	194,786	181,947

Exploration tax credits	-	-
Joint venture payments	-	-
	194,786	181,947

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Year	23,621	28,644
End of Year	$ 323,099	$ 223,914

Yukon Territory

Wernecke Breccias

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer will be operator for the project and will undertake exploration work in 2006.

Other Properties

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

The Yukon Targeted Exploration Initiative was a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2005 were shared equally between the two companies. No claims have been staked within this defined area.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

	Adam	Fer	Wernecke	Yukon Targeted	Other
Acquisition costs	$ -	$ -	$ 9,091	$ -	$ 992

Exploration costs
Aircraft and helicopter	-	-	-	-	1,661
Camp	-	133	83	1,637	294
Chemical analysis	-	-	-	-	826
Drafting	-	-	-	2,100	350
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	-	535
Freight	-	-	-	-	-
Geological & engineering	2,358	-	381	7,068	32,744
Geophysical surveying	-	-	-	-	-
Maps and reproductions	8	-	64	1,281	410
Materials	-	-	-	213	2
Project management	-	-	-	986	288
Recording and filing	-	10,500	-	-	-
Travel	-	-	-	-	884
	2,366	10,633	528	13,285	37,994

Exploration tax credits	(2)	-	-	-	-
Reclamation obligation	-	-	-	-	-
Joint venture payments	-	(7,306)	-	(1,140)	(1,111)
	2,364	3,327	528	12,145	36,883

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	60,336	100,802	-	185,450	83,004
Property write-down or abandonment	-	-	-	(197,595)	(69,696)
End of Year	$62,700	$104,129	$9,619	$ -	$ 51,183

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Tide, Adam, or Yukon Properties for the 2006 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

Cangold is the operator for the Thorn property and the Company will have the option to contribute 49% of the expenditures for the project or face dilution of the Company’s interest at the rate of 1% reduction for each $50,000 of the proportionate share of the program in which the company does not participate.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)
July 31, 2005	15,891	13,265	(567,371)	(0.03)
April 30, 2005	40,590	14,756	(226,570)	(0.01)
January 31, 2005	89,691	17,765	(680,298)	(0.04)
October 31, 2004	184,254	39,468	(307,839)	(0.02)
July 31, 2004	54,516	12,942	(299,310)	(0.03)
April 30, 2004	85,877	2,814	(208,233)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

1.6

Liquidity

The Company’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the previous fiscal year end. The Company expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Company’s issued and outstanding shares stood at 19,999,539 at January 31, 2006. The placements completed during the second quarter and exercise of share purchase warrants represents most of the increase from the 17,855,220 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 150,000 employee stock options were granted and 600,000 options were exercised. 980,000 previously granted director and employee options exercisable before December 2009 remain outstanding. If all remaining options are exercised, a maximum of $1,114,525 will be added to Rimfire’s treasury, and shares outstanding will total 21,129,539.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration, the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
Adam	Nil
Alaska properties	Project exploration $105,500 USD (approximately $124,500 CAD) Claim rental - $91,180 USD (approximately $107,600 CAD) Assessment & filing - $3,347 USD (approximately $3,850 CAD)	August 31, 2006 November 30, 2006 November 30, 2006
Fer	51% of cash in lieu and filing $5,355	June 10, 2006
Jake	Cash payment of $20,000 USD (approximately $22,878 CAD) Exploration totalling $100,000 CAD	October 29, 2006 October 29, 2007
Kizmet	Nil
Northgate Alliance	50% of compilation and exploration to a maximum of $150,000	July 31, 2006
RDN	Nil
Thorn	Nil
Tide	Nil
Walker Lane	Claim rental fee $17,000 USD (approximately $20,800 CAD) Project exploration totalling $300,000 USD (approximately $376,750 CAD)	August 31, 2006 December 31, 2006
Wernecke Breccias	Nil
Williams	Advance royalty payment - $5,000	December 15, 2006

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the fiscal year ended January 31, 2006, the company paid Equity $206,763 (2005 - $431,996) for geological consulting services, excluding costs paid by joint venture partners, and $244,871 (2005 - $203,098) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $1,117 – insurance (2005 - $14,457) $4,279 - investor services (2005 - $3,711); $99,305- management services (2005 - $96,462); $5,810 – office (2005 - $12,026); $62,696 – rent (2005 - $39,172); and $71,663 - support services (2005 - $37,270). Increases in rent reflects the additional office space occupied by the company’s employees while the cost of support services reflects additional administrative support as well as increased salaries for support personnel. The company now purchases general liability and property insurance independently from Equity Engineering Ltd, so this amount is no longer paid to a related company.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

The Company has an incentive stock option plan for directors and employees. During the fourth quarter, the directors authorized the granting of most of the remaining stock options available under the plan. Since the company has adopted a policy of accounting for share-based compensation at fair market value, this resulted in a significant increase in expense for the fourth quarter. Addition of two full-time geologists also increased the costs for salaries and support.

Exploration expenses during the fourth quarter were lower than in the previous year because field work, specifically drilling, was carried out in early to mid-November 2004. However, acquisition expenditures were higher in the current year than they were in the previous year because the Company staked a large block of claims in Alaska and finalized several exploration agreements during the fourth quarter.

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. The only changes in the amount of the estimate were related to use of current interest rates for the discount rate. This did not result in a significant change to the estimates. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

1.11

Proposed Transactions

On March 28, 2006 the Company announced that a private placement has been negotiated to raise $2.55 million. The private placement will consist of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereby if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The proceeds from the private placement financing will be used for continued exploration of the Company's properties, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs will be approximately $162,000. Common shares issued and outstanding has been increased to 21,721,539. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants is April 13, 2008.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Flow-through shares transfer the tax benefits of Canadian exploration expenditures from the Company to the individual investor. As a result, the Company may be liable for future income taxes. Accounting recommendations of the Canadian Institute of Chartered Accountants require that the cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors on the date when the forms renouncing the expenditures are filed. This policy came into effect for all shares issued after March 19, 2004. The company issued flow-through shares in June 2005 and renounced the expenditures in January 2006; therefore this policy was implemented for the fiscal year ended January 31, 2006.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of share issues prior to January 31, 2006. Subsequent to year-end, 150,000 share purchase options were exercised at prices of $0.25 to $1.21. 1,572,000 shares were issued pursuant to the private placement. This increased the number of common shares issued and outstanding to 21,721,539 as of April 30, 2006.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.