Form 20-F
period 2007-01-31
RIMFIRE MINERALS CORP
filed 2007-05-11
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2007

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2007: 21,751,539

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

 ☒    Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

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

Glossary of Terms
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

Glossary of Terms
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

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	98 98
ITEM 19	EXHIBITS	98

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

Fiscal Year ended January 31st	2007	2006	2005	2004	2003
Average Rate During Period	$0.8475	$0.8339	$ 0.7763	$ 0.7305	$ 0.6392

	March 2007	February 2007	January 2007	December 2006	November 2006	October 2006
High Rate	$0.8673	$ 0.8631	$ 0.8586	$ 0.8760	$ 0.8869	$ 0.8965
Low Rate	$0.8467	$ 0.8437	$ 0.8457	$ 0.8582	$0.8715	$ 0.8784

On March 30, 2007, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.1530 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)
Revenues	203,049	112,849	128,697	56,235	27,670
Exploration & Development Expenses	1,286,495	1,265,615	1,090,613	356,812	315,620
Depletion, Depreciation and Amortization	53,920	33,980	17,344	7,761	5,628
General and Administrative Expenses	1,986,513	933,596	910,869	839,701	329,205
Other Income (Option Proceeds)	168,500	163,500	358,630	191,792	139,580
Net Income (Loss)	(2,772,497)	(1,823,606)	(1,495,680)	(901,405)	(507,303)
Per Share	(0.13)	(0.10)	(0.09)	(0.07)	(0.04)
Working Capital	4,368,723	2,905,645	2,844,579	1,071,452	1,041,619
Resource Properties	NIL	NIL	NIL	NIL	NIL
Other Assets	144,435	90,264	88,461	44,163	31,175
Long-Term Liabilities	68,782	35,363	35,363	NIL	NIL
Shareholders’ Equity	4,444,376	2,960,546	2,897,677	1,115,615	1,072,794

Total assets	5,358,588	3,095,488	3,153,025	1,176,633	1,119,457

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Corporation adopted accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending January 31, 2007. At each balance sheet date, the Corporation’s financial instruments are measured at their fair value. Gains and losses are recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments. Adoption of this provision requires that interim statements for the fiscal year must show the components of other comprehensive income and the adjustments to reclassify amounts of revenue, expense, gain and loss previously recognized in other comprehensive income to the income statement.The opening balance of accumulated other comprehensive income was adjusted by $94,098 to reflect the excess of fair value of securities over the cost basis used in the fiscal year end balance sheet.

On January 31, 2004, the Corporation adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year. These recommendations established the following standards for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. The Corporation accounted for these recommendations on a retroactive basis, and accordingly increased share-based compensation expense by $10,240 for the year ended January 31, 2003 and deficit and contributed surplus by $255,520 at January 31, 2003.

Except as disclosed in Note 12 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

The Financial Accounting Standards Board has issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes. Under FIN 48, the Corporation cannot recognize the tax benefit from an uncertain tax position in its financial statements unless the Corporation concludes that it is more likely than not the benefit will be sustained on audit, on the resolution of any related appeals, or in litigation. This judgment is based solely on an analysis of the applicable legal authorities. It may not take into account (i) the probability that the Corporation will not face a tax audit, (ii) if audited, the probability a tax auditor will not challenge the benefit, or (iii) the probability that issues can be “traded.” If this “more likely than not” standard is met, then the tax benefit the Corporation recognizes in its financial statements is the largest amount of the tax benefit that, in the Corporation’s judgment, is greater than 50% likely of being realized in a settlement with the taxing authorities. This standard will be adopted for the fiscal year ending January 31, 2008. FIN 48 requires the Corporation to review all of its prior tax positions that are uncertain as of the first day of the year (February 1, 2007) and apply FIN 48 to each of them. To the extent FIN 48 causes a different accounting treatment, there will be a corresponding adjustment to the Corporation’s retained earnings, rather than an adjustment to the Corporation’s current income tax expense and net income.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Canadian GAAP for accounting for income taxes is included in section 3465 of the CICA Handbook. The Corporation has determined that there is no difference in the reported liabilities and shareholders’ equity arising from this difference in accounting policies.

	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)
Shareholders Equity	4,444,376	2,960,546	2,797,552	1,015,490	992,669
Loss Per Share	(0.13)	(0.10)	(0.09)	(0.07)	(0.05)

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

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer are provided to the Corporation pursuant to a January 1, 2007 management agreement with Equity Engineering Ltd., incorporated herein by reference to Exhibit 4.30 of this Form 20-F. (See Item 6 "Directors, Senior Management and Employees").

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration and mine development. It is possible that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under British Columbia corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to the two competing corporations. (See Item 6: Certain Affiliations)

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and all of the Corporation’s six directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2007 was $10,092,940.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to the State of Alaska, State of Nevada, Yukon Territory, Province of British Columbia or the State of New South Wales, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

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

The Corporation’s Adam, Auddie, Jake, Kizmet, Nechako, PWG, RDN, Thorn, Tide, Vavenby and Williams Properties are located in British Columbia, Canada. The Adam Property consists of 2 mineral claims comprising 1,823 hectares. The Auddie Property consists of 2 claims comprising 674 hectares. The Jake Property consists of 66 claims covering 28,256 hectares. The Kizmet Property consists of 93 mineral claims comprising 34,078 hectares. The Nechako Property consists of 6 claims comprising 2,594 hectares. The PWG Project consists of 18 claims comprising 6,567 hectares. The RDN Property consists of 26 mineral claims comprising 14,092 hectares. The Thorn Property consists of 25 mineral claims comprising 16,970 hectares. The Tide Property consists of 4 mineral claims comprising 2,964 hectares. The Vavenby Project consists of 45 claims covering 22,306 hectares. The Williams Property consists of 58 mineral claims comprising 26,136 hectares. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Echo, Fer, Simpson and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Echo Property consists of 72 claims, the Fer Property consists of 118 claims, the Simpson Property consists of 8 claims, and the Wernecke Breccias Property is comprised of 2,010 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Poncho Property is located in the State of Nevada. The property consists of 118 mining claims totaling 2,344 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of $125 (US) per claim plus a Nye County renewal fee of $8.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of Rimfire Nevada Ltd. The Gila24 Property, which is leased from Silverthorn Exploration, Inc., consists of 72 claims covering 1,440 acres. These claims are subject to the same fees as the Poncho Property. Valid title to these claims remains with the vendor.

The Corporation’s Goodpaster Properties (Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire,) are located in the State of Alaska. The properties consist of 1,654 state mining claims totaling 182,320 acres. The mineral claims are subject to a required assessment or cash in lieu of $2.50 (US) per acre per year. The annual claim rental fees of $25-$100 (US) per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of Rimfire Alaska with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of nine Exploration License Applications comprising 324 units covering 92,673 hectares. The Exploration Licenses, if granted, are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada or Australia mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.76 and $1.80 during 2004, between $0.93 and $1.90 during 2005, between $1.45 and $2.64 during 2006 and between $2.02 and $2.31 during the first quarter of fiscal 2007. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The Corporation completed the transition process under the Business Corporations Act (British Columbia) in August 2004. At the annual general meeting held in 2004, the shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of common shares (“Common Shares”), without par value. There were 21,751,539 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2007. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

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

In addition to the RDN Property, the Corporation currently holds interests in the Adam, Jake, Kizmet, Nechako, PWG, Thorn, Tide, Vavenby and Williams Properties in British Columbia, the Echo, Fer, Simpson and Wernecke Breccia Properties in the Yukon Territory, the Poncho and Gila24 properties in Nye County, Nevada and a number of properties in the Goodpaster Mining District of Alaska. The Corporation has received tentative approval for eight exploration licences in New South Wales, Australia. A description of the Corporation's mineral exploration properties is set out below this Item 4 under the subheading “Property, Plants and Equipment.”

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

The Corporation has raised and will continue to raise all but a very minor portion of its future working capital and exploration funds through the sale of its securities from treasury. The Corporation may periodically receive cash payments and securities as property option payments from third parties pursuant to the terms of existing or future option agreements.

The Corporation's long-term goal is to identify high potential mineral properties that have received little if any recent exploration work, enhance their value through initial exploration and market them to joint venture partners. The Corporation plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Prior to commencing any exploration activities in any of the State of New South Wales, Australia, State of Alaska, State of Nevada, Yukon Territory or Province of British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate Mining Division of the State, Territorial or Provincial government for a number of permits or licences related to mineral exploration activities. These permits or licences include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licences, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or licence.

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during the 2007 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of New South Wales, Australia, State of Alaska, the State of Nevada, the Yukon Territory and the Province of British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation currently holds interests in mineral properties located in British Columbia, Yukon Territory, Nevada, Alaska and Australia. None of the mineral properties in which the Corporation holds any interest is currently being operated as a producing mine.

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

	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)
Exploration Costs	1,538,295	1,116,172	1,105,733
Mineral Property Acquisition	307,542	202,167	217,385

Note:

All figures shown above are in Canadian Dollars.

The total exploration and acquisition expenses for the period February 1, 2006 to January 31, 2007 were $1,845,837. A private placement was undertaken during April 2006 which raised $2,494,757, net of share issue costs.

The Corporation’s plan for fiscal 2007 is to obtain joint venture partners to continue exploration of the Fer in southeast Yukon, and the Jake and Kizmet properties in BC. The Corporation may conduct additional exploration on the Jake property. The Corporation will fund exploration jointly with Northgate Minerals Corporation on the Vavenby Project. The Corporation will also fund preliminary exploration work on the Auddie and PWG properties. If exploration licences are granted, the Corporation will conduct preliminary exploration on the Lachlan project in Australia. There will be drill programs on three properties with joint venture partners; however, there is no requirement for the Corporation to finance these exploration programs. Under the Thorn Property agreement, Cangold Limited has completed their initial earn-in and may propose a drill program for the 2007 field season. The Corporation can choose to participate by paying 49% of the costs or can choose dilution of ownership at a rate of 1% reduction for each $50,000 not contributed to the program. Under the Wernecke Breccia Property agreement, Fronteer Development Group Inc. (“Fronteer”) has completed their initial earn-in of $2,000,000 in exploration. The Corporation can choose to participate by paying 20% of the expenditures or can choose dilution of ownership based on initial deemed contributions of $2,000,000 by the Corporation and $8,000,000 by Fronteer. Other option agreements are also close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 49/51, or 40/60 basis depending on the option agreements. (see Item 4: Property Plants and Equipment below).

ORGANIZATIONAL STRUCTURE

The Corporation has three (3) wholly-owned subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, Rimfire Nevada Ltd. (“Rimfire Nevada”) which was incorporated under the laws of the State of Nevada on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests and Rimfire Australia Pty Ltd. (“Rimfire Australia”) which was incorporated under the laws of the State of Victoria, Australia on August 23, 2006 for the purpose of conducting exploration in Australia.

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Alaska, Ltd. is located at Suite 700, 700 West Pender Street, Vancouver, BC V6C 1G8.

Rimfire Nevada is authorized to issue 75,000 no par value common shares. The only shareholder of Rimfire Nevada is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Nevada Ltd. is located at Suite 260, 6121 Lakeside Drive, Reno Nevada 89511.

Rimfire Australia is authorized to issue 10,000 common shares. The only shareholder of Rimfire Australia is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Australia is located at Suite 205, The Cliveden, 4 Bridge Street, Sydney NSW 2000, Australia.

INTERCORPORATE RELATIONSHIPS

RIMFIRE MINERALS CORPORATION
(British Columbia) BC0405623

100%	100%	100%

RIMFIRE ALASKA, LTD.	RIMFIRE NEVADA LTD.	RIMFIRE AUSTRALIA PTY LTD.
(Alaska) File 64596-D	(Nevada) File 105C-05	(Australia) ACN 121-382-554

PROPERTY, PLANTS AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its mineral property interests are the following:

•

The Adam Property located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

•

Auddie Property located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing.

•

The Jake Property located in the Kamloops Mining Division of British Columbia, approximately 13 km west of Clearwater.

•

The Kizmet Property located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Nechako Property located in the Omineca Mining Division of British Columbia, approximately 215 kilometres west of Prince George.

•

The PWG Property located in the Omineca Mining Division of British Columbia, approximately 60 kilometres southwest of Houston.

•

The RDN Property located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 50 kilometres north of the Eskay Creek Mine.

•

The Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek.

•

The Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia.

•

The Vavenby Project located in the Kamloops Mining Division of British Columbia, consists of two claims groups, the Blue River group located 15 kilometres southwest of the town of Blue River and the Robert claim group located 16 kilometres east-southeast of the town of Vavenby.

•

The Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers.

•

The Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction.

•

The Fer Property located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Cantung in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory.

•

The Echo Property located in Dawson City Mining District of Yukon Territory, approximately 65 km south-southwest of Dawson City.

•

The Simpson Property located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

•

The Wernecke Breccia property located in the Mayo Mining District of Yukon Territory, approximately 180 km northeast of Mayo, Yukon Territory.

•

The Poncho property located in Nye County Nevada approximately 60 kilometres northwest of Tonopah, Nevada.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Adam, Echo, Alaska, Fer, Nechako, RDN, Simpson, Thorn, Tide, or Williams, properties for the fiscal year ending January 31, 2008. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 1,445 square feet of office space leased under agreement with Equity Engineering Ltd. The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of April 30, 2007, is $5,080 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s principal mineral properties are detailed below.

RDN Property, Liard Mining Division

Location and Introduction

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 50 kilometres north of the Eskay Creek Mine. The property is comprised of a total of 26 claims and covers approximately 14,092 hectares.

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

Property History

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. The RDN 1-4 claims were staked by two private individuals (collectively, the “Prospectors”) and Equity Engineering Ltd. of Vancouver, British Columbia in November 1987. In 1988, a limited prospecting, silt sampling and rock sampling program was completed on the claims.

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

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

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

On February 21, 2007, the Corporation signed an amendment suspending the terms of the option agreement with Northgate until such time as road access to the RDN property is constructed. The road construction is scheduled for completion in late 2008 with third party access probable in 2009. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property. The Grizzly Property will be owned 100% by the Corporation and will no longer form part of the RDN Joint Venture Agreement.

The following table details the claims that comprise the RDN property with legal identification (Mineral Tenure) size, expiry date, and location.

	Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
RDN	KC 1	504798	316.37	December 31, 2016	104G017
	KC 2	504799	316.213	December 31, 2016	104G017
	MOR2	501927	299.329	December 31, 2016	104G007
	RDN 1&2	502738	670.153	December 31, 2016	104B097
	RDN 3&4&13	501227	1111.923	December 31, 2016	104B097
	RDN 5&7	501832	1162.807	December 31, 2016	104G008
	RDN 6&8	501862	846.243	December 31, 2016	104B097
	RDN 9	501812	774.248	December 31, 2016	104G007
	RDN 10	502756	457.823	December 31, 2016	104G007
	RDN 11&12	502758	704.855	December 31, 2016	104G007
	RDN 14&15	502751	931.516	December 31, 2016	104G017
	RDN 16	502752	404.486	December 31, 2016	104G007
	RDN 17	501895	457.21	December 31, 2016	104G007
	RDN 17A	518112	123.24	December 31, 2016	104G007
	REST *	512973	2281.03	December 31, 2008	104B087
	REST NORTH *	512962	194.366	December 31, 2008	104B087
	REST EAST*	512958	335.938	December 31, 2008	104B087
	REST FRAC*	517393	53.008	December 31, 2008	104B097
Grizzly	Bodgen	510806	263.362	December 31, 2016	104G017
	LL 1	501122	421.636	December 31, 2016	104G017
	LL 2	501153	351.253	December 31, 2016	104G017
	Luc	504982	104.457	December 31, 2016	104G017
	Narby 1	504758	421.543	December 31, 2016	104G017
	RDN 19	535726	351.13	December 31, 2016	104G017
	RDN 20	535728	421.21	December 31, 2016	104G017
	RDN 21	535729	315.94	December 31, 2016	104G017

* The REST claims are owned by Northgate Minerals and are being jointly explored with the RDN group of claims.

Regional Geology

The RDN Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions which have been covered to the east by clastic sediments of the Bowser Basin.

Property Geology

The RDN Property is underlain by a moderately folded faulted mosaic of Jurassic age Hazelton Group volcanic and sedimentary rocks and co-eval felsic intrusions in the central area, and Triassic age mixed rocks of the Stuhini Group to the east. Permian age sedimentary, volcanic and intrusive rocks are in fault contact with the Hazelton Group rocks on the western side of the RDN Property. The Forrest Kerr Fault is this bounding structure.

Mineralization

A variety of styles of mineralization are present on the RDN Property.

Possible VHMS style mineralization is found at the Marcasite Gossan showing. There, Hazelton Group dacite flows are cut by a sulphidic stockwork of marcasite, pyrite, chalcedony and/or pyrobitumen and/or barite. In addition, several cobbles of very fine grained pyrite with an apparent bedded texture indicative of VHMS style of sulphide deposition were found a few metres downslope from the Marcasite Gossan outcrop. Less than 75 metres upslope is somewhat similar stockwork mineralization, referred to as the Upper Marcasite Gossan. Base metals and silver are elevated at the Upper Marcasite showing, whereas the Lower Marcasite showing has low base and precious metals. This mineralization occurs at a felsic volcanic-argillite-basalt interface in a similar setting to gold rich VHMS deposits elsewhere in the Hazelton Group. The 1999 drilling confirmed that stratigraphy is conformable and upright in this area. The area underlying the Jungle Soil Anomaly may also host VHMS deposits, as float found in the area includes pyritic chert, rhyolite and silicified argillite. The Jungle soil anomaly is a gold-arsenic-silver-lead geochemical anomaly covering approximately 100 by 450 metres. A third area known as the Blind Fault area may also host VHMS deposits, as native silver and tetrahedrite was discovered at a volcanic/ sediment contact with associated alteration in 2004. A fourth area known as the Arctic Grid area may also host VHMS deposits as surface and drilling work, in 2005 and 2006, has returned weakly elevated zinc, silver and arsenic at the contact between Hazelton Group mudstones and rhyolite flows.

The majority of the remaining mineralized zones on the RDN Property are mesothermal veins and vein systems. The veins are planar and thought to be related to fault structures and brittle failure. They are clearly cross-cutting, and thus younger than parts of the hosting Hazelton Group felsic volcanic rocks. Fragments of these veins are also found in some clastic units of the Hazelton Group, indicating their emplacement to be broadly contemporaneous with deposition of the Hazelton Group.

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

The Grizzly showing area of the RDN is prospective for copper gold porphyry related mineralization. In 2006, a chip sampling program re-sampled previous trenches and also filled in large areas not previously sampled yielding a 38.0 metre interval of 1.1 g/t gold and 0.74% copper. The exposed dimensions of the Grizzly showing are approximately 350 metres long by 50 to 100 metres wide. Soil sampling by previous workers indicate an area of about 1 square kilometre with highly anomalous copper, gold and molybdenum results. This area is still open to the north, east and southeast and is largely talus covered.

Surface Exploration, Geophysics and Drill Programs

The 2000 UTEM survey showed a series of electromagnetic conductors along the contact between the felsic volcanics and overlying sedimentary rocks, a stratigraphic position thought to be favourable for hosting VHMS mineralization. This was followed by a diamond drill program in 2001 to test the conductors. Thirteen holes, totaling 2256 m, were drilled in the Wedge Zone and near Sand Lake, Marcasite Gossan and Boundary Zones.

During 2002, Homestake completed drilling of a total of 1072 metres in 9 holes. Eight of these holes were collared in the Jungle Zone geochemical anomaly, which is situated on the NE Downpour Grid. A single hole was located 700 metres northwest of the Jungle Zone Anomaly. No geochemical results of economic significance were returned from this program; however, it is arguable that in all holes the target horizon was not reached. Due to severe technical difficulties encountered in the drilling, that included thick overburden and highly faulted ground, the drill program was halted and work focused on surface exploration. The surface program included mapping in areas where rhyolitic volcanic rocks had been identified in previous programs. In addition, contour soil sampling was carried out in areas that had not previously been sampled.

During 2003, Barrick Gold Corporation completed an exploration program consisting of surface mapping and sampling on areas of the property including the Arctic Grid and Boundary Zone examining Eskay Creek equivalent stratigraphy.

During 2004, Northgate completed 2499 metres of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver and tetrahedrite at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored. This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored was considered encouraging.

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

During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 metre) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact encountering anomalous zinc, arsenic, and silver in hole RDN-06-49. Hole RDN-06-47 intersected a narrow interval of fault-controlled silver mineralization above the prospective horizon. This mineralization is of limited significance and will not be followed up.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report was filed on SEDAR on May 12, 2006. No material changes have occurred since the report was filed.

Future Exploration Programs

No work will be undertaken on the RDN Property in 2007. There are presently no on-going costs associated with holding the RDN claims. The Corporation is actively seeking partners to fund work on the Grizzly Property.

Thorn Property, Atlin Mining Division

Location and Introduction

The property consists of 25 mineral claims (16,970 hectares) and is located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometres to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometres of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

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

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Checkmate/ Stuart 1	502741	1013.271	December 31, 2014	104K056
Stuart 2&3	502743	929.37	December 31, 2014	104K056
SUTL 1&3	502778	1061.928	December 31, 2010	104K066
SUTL 2&4	502775	1213.627	December 31, 2010	104K066
SUTL 14	509580	67.421	December 31, 2010	104K066
SUTL 16	509581	269.823	December 31, 2010	104K066
Thorn 1	504172	455.771	December 31, 2014	104K058
Thorn 2	504173	303.841	December 31, 2014	104K058
Thorn 3&4	502745	928.838	December 31, 2014	104K057
Thorn 5&6	501282	1351.952	December 31, 2014	104K057
Thorn 7&13	502746	1282.246	December 31, 2014	104K056
Thorn 8&9	502747	1299.004	December 31, 2014	104K057
Thorn 10-11	502748	607.684	December 31, 2014	104K057
Thorn 12	502749	404.688	December 31, 2014	104K066
Thorn 14&15&16	502750	1148.12	December 31, 2014	104K057
Thorn 17	525344	421.706	January 13, 2008	104K056
Thorn 18	525348	135.227	January 13, 2008	104K056
Thorn 19	525349	337.412	January 13, 2008	104K056

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
TUN 1	502817	591.891	December 31, 2010	104K056
TUN 2&4	501261	1336.35	December 31, 2010	104K057
TUN 3	502821	423.076	December 31, 2010	104K046
TUN 10	554540	405.856	March 16, 2008	104K057
TUN 11	554541	372.327	March 16, 2008	104K047
TUN 12	554542	304.3831	March 16, 2008	104K057
TUN 13	554543	304.5185	March 16, 2008	104K047

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

•

Talisker Zone: The Talisker Zone, discovered in 2004 by drilling a blind Induced Polarization geophysical anomaly, has been intersected by three drill holes over a 200 metre strike length and consists of disseminated and vein-style high sulphidation mineralization.

•

Balvenie Zone: The Balvenie Zone, discovered in 2004, is hosted in strongly sericite altered Thorn Stock and consists of two sets of silica-pyrite-enargite-tetrahedrite veins. The Balvenie Zone was intersected by one drill hole in 2005.

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

Surface Exploration, Geophysics and Drill Programs

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

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 metres with intercepts in both 2005 step out holes including 4.2 metres of 4.44 g/t gold, 407.9 g/t silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng., of Equity Engineering Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006.

Cangold Limited is operator for this project and proposed a drill program during 2006. This initial plan was later withdrawn and no work was completed on the project during the year.

Future Exploration Programs

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. There are currently no plans to conduct exploration on the property in 2007.

Williams Property, Liard Mining Division

Location and Introduction

The Williams property consists of 58 claims covering 26,136 hectares of mountainous terrain in north-central British Columbia, 330 kilometres north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometres to the southeast. The Corporation has acquired a 100% interest in the property subject to a net smelter royalty.

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

On July 20, 2006 the Corporation signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

Issue shares of Arcus to the Corporation:

•

100,000 common shares on or before December 31, 2006 (received)

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. The Corporation has staked additional claims based on results of field work. The following table details the claims that comprise the Williams property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT & BT1	502764	1449.39	December 31, 2014	094E072
BT2&3	502770	844.804	December 31, 2014	094E082
BT 4	514151	241.631	December 31, 2014	094E072
BT 5	514152	103.586	December 31, 2014	094E072
BT 6	514153	431.419	December 31, 2014	094E071
BT 7	514154	431.172	December 31, 2014	094E071
BT 8	514156	431.07	December 31, 2014	094E082
BT 9	514162	414.052	December 31, 2014	094E071
BT 10	514163	310.281	December 31, 2014	094E081
BT 11	522391	413.788	November 18, 2014	094E081
BT 12	522392	413.667	November 18, 2014	094E081
BT 13	522394	241.247	November 18, 2014	094E081

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT 14	522395	431.051	November 18, 2014	094E081
GOS	502766	829.114	December 31, 2014	094E072
ROK1 &2	502768	673.359	December 31, 2014	094E072
NORTH 1	514157	430.824	December 31, 2014	094E082
NORTH 2	514158	413.384	December 31, 2014	094E082
NORTH 3	514159	430.735	December 31, 2014	094E082
NORTH 4	514160	430.685	December 31, 2014	094E082
WILL 1&2	502774	396.407	December 31, 2014	094E082
WILL 3&4	502773	965.782	December 31, 2014	094E072
WILL 5-18	542677-542690	5,864.022	October 6, 2007	094E082
WILL 19-37	542692-542710	8,027.515	October 6, 2007	094E073
WILL 38-40	542712-542714	1,240.941	October 6, 2007	094E082
WILL 41	549158	276.0775	January 12, 2008	094E073

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

The stratified rocks are intruded by a variety of Late Triassic and Early to Middle Jurassic stocks and batholiths of felsic to ultramafic composition. Most of the Early Jurassic quartz monzonites, granodiorites and quartz diorites are marked by a distinctive magnetic high signature; in particular, this applies to the intrusive immediately northeast of the Williams property. The quartz monzonite stock exposed on the southern part of the Williams property is the exception to this rule; it is characterized by a distinctive magnetic low almost ten kilometres across.

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

Mineralization

The Williams property hosts two main styles of alteration and gold-bearing mineralization; orogenic gold and arsenic-bearing veins and disseminations (T-Bill prospect); and porphyry-style copper, gold and molybdenum (GIC prospect). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.92 metres of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins.

Surface Exploration, Geophysics and Drill Programs

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

During 2006, Arcus conducted a five-hole (881 metre) program of diamond drilling. The program confirmed that alteration mineralogy and mineralization consistent with porphyry-style hydrothermal systems is present at the GIC. All holes intersected anomalous gold, copper and molybdenum concentrations over broad intervals. Drilling mainly targeted the till-covered southern flank and core of the IP chargeability, which drilling has shown to be a result of strong pyrite mineralization.

The sampling programs were conducted by Equity Engineering Ltd. The 2006 program was conducted under the direction of Jim Lehtinen, P.Geo, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on February 27, 2007.

Future Exploration Programs

Exploration programs on the Williams property planned for 2007 will investigate the newly acquired claims and may include further induced polarization geophysical surveys at the GIC prospect.

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

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Bow-1	501145	269.314	December 31, 2016	104B030
Bow-2&3	501185	1149.882	December 31, 2016	104B030
Bow 4&Arrow	501213	1060.109	December 31, 2016	104B030
BOW 5	503002	484.808	December 31, 2016	104B030

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Corporation granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Corporation Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has assumed the following obligations from the original and amended agreements with Plutonic and has earned their 51% interest in the property:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004-received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004-received)

Issue shares of American Creek to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) (received)

Fund exploration expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before January 15, 2007 (as amended October 27, 2006-completed)

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Corporation.

On February 8, 2007, the Corporation signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Corporation’s election, earn another 5% interest by providing 100% of the initial project development financing.

American Creek will be operator for the 2007 exploration program.

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

Mineralization

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 3,200 metre area on the eastern flank of Tide Mountain. Mineralization appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sills of the Summit Lake Stock. The zones (Arrow, High-Grade, Brown Bear, 52 and part of the Southpit) within the sill, or proximal to its contacts, appear to be relatively enriched in silver, lead, zinc and antimony; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in gold and arsenic.

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

Surface Exploration, Geophysics and Drill Programs

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

Four reconnaissance holes, totaling 598 metres, were drilled by Serengeti Resources in late 2004 testing the Arrow, Southpit, High Grade Pit and 36 zones. Significant gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1 gram/tonne gold over 129.4 metres including 39.6 m at 1.93 grams/tonne gold.. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 metres of greater than 0.5-gram/tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property and the Brown Bear Zone which may be a continuation of the Arrow Zone mineralization.

An airborne magnetics and electromagnetics geophysical survey was flown over the property in the spring of 2005 to aid in drill targeting and identifying structural trends on the property.

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

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. The program focused on the 36, Southpit and Northpit Zones.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Scott Heffernan, P. Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on April 13, 2007.

Future Exploration Programs

For 2007, the proposed exploration program will be a comprehensive program consisting of mapping, prospecting, channel sampling and 3,500 metres of diamond drilling. The 36, Northpit, Riptide and Camp Zones will be the focus of the 2007 exploration program.

Jake Property, Kamloops Mining Division

Location and Introduction

The Jake Property, consisting of 66 claims covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 km west of Clearwater, BC. This project was initiated based on the discovery of significant gold-copper-bismuth mineralization in boulders and sub-crop located along recently constructed logging roads. Gold mineralization was discovered in roadbed exposure and boulders concentrated over a 35 metre section of road cut. The Corporation signed an option agreement to earn a 100% interest in the Jake claims (1,204 hectares.) The surrounding claims were staked to cover geology with potential for Intrusion-Related Gold (IRG) mineralization. Access to the property is exceptional due to an extensive array of logging roads permitting access to the entire property.

Property History

The Jake showing was discovered in July of 2005 by prospector Mo Kaufman. Composite samples of gossanous boulders collected by Mr. Kaufman returned high grade results of 27.5 and 15.7 grams/tonne gold. 48% of float samples collected within 2.5 km of the showing also demonstrated anomalous gold values. To our knowledge, there has been no previously documented exploration in the local vicinity of the Jake showing, as boulders and subcrop in this area have only been recently exposed by two to four year-old logging roads. The Clearwater Peak showings are the only recorded mineral occurrences in the local region of the showing. They were discovered by follow-up prospecting of copper-zinc-gold anomalies in a soil survey conducted by Kerr, Dawson and Associates for Pan Ocean Oil Limited in 1972.

Property Acquisition

The Corporation signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US $2 million. The Corporation will make cash payments totaling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The Corporation will make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD$210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

The following table details the claims that comprise the Jake property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Clearwater Peak	508272	80.212	December 31, 2009	092P069
CLO 1	518670	240.691	December 31, 2009	092P069
CLO 2	519684	200.651	December 31, 2009	092P069
JAKE 1-8	521792 - 521799	3,831.18	December 31, 2008	092P069
JAKE 9-15	521800 - 521806	3,369.13	December 31, 2007	092P069
JAKE 16-17	521807 - 521808	961.942	December 31, 2008	092P069
JAKE 18-19	521810 - 521811	961.591	December 31, 2008	092P069
JAKE 20	521812	500.622	December 31, 2007	092P079
JAKE 21	521813	480.974	December 31, 2008	092P069

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
JAKE 22-28	521814 - 521820	3,385.569	December 31, 2008	092P069
JAKE 29	521821	480.623	December 31, 2008	092P079
JAKE 30-35	521822 - 521827	2,682.003	December 31, 2007	092P079
JAKE 36	521828	320.279	December 31, 2007	092P078
JAKE 37	521830	480.591	December 31, 2007	092P079
JAKE 38-39	521831 - 521832	823.025	December 31, 2007	092P069
JAKE 40-44	521834 - 521838	2,410.509	December 31, 2007	092P059
JAKE 45-48	521840 - 521843	1,729.185	December 31, 2007	092P059
JAKE 49	521845	482.47	December 31, 2007	092P060
JAKE 69-71	521866 - 521868	1,405.874	December 31, 2007	092P060
JAKE 72-76	521869 - 521874	1,764.013	December 31, 2007	092P069
JAKE 77	521876	502.11	December 31, 2007	082M051
JAKE 78	521878	401.031	December 31, 2007	092P070
JON	520106	300.879	December 31, 2009	092P069
MELI	521756	120.325	December 31, 2009	092P069
SID	520105	100.279	December 31, 2009	092P069
TOM	519188	240.702	December 31, 2009	092P069

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

Property Geology

The Jake showing occurs within basaltic to gabbroic boulders and subcrop of the Fennel Formation near an inflection in the northwest-trending portion of the Lemieux Creek Fault. The showing consists of four similar boulders distributed obliquely over a recently built logging road bed and extending for 35 metres. A single 15 cm wide quartz cobble with visible gold and bismuthinite was located 250 m further south of the heavily mineralized boulders.

Mineralization

Mineralization within the boulders is characterized by bull quartz veins with banded and net-textured pyrrhotite ± chalcopyrite ± pyrite ± bismuthinite.. Disseminated pyrrhotite (up to 3%) also occurs as blebs in pillow basalts that display hornfelsic textures and secondary epidote and quartz. This style of vein mineralization and a gold-copper-bismuthinite metal association is similar to other Cretaceous-aged gold-quartz vein systems in the area and highlights the potential of this region to host Intrusion-Related Gold deposits analogous to those in the Tintina Gold Belt of the Yukon and Alaska.

Surface Exploration and Geophysics

The Corporation conducted a limited property examination prior to acquiring the claims. This included channel sampling, mapping and prospecting. The results were sufficiently encouraging to prompt the option agreement and subsequent staking of related claims.

In March 2006, the Corporation undertook an initial ground magnetics and VLF electromagnetics survey to identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing six veins over the length of the 74 metre trench. In July 2006, the Corporation undertook a prospecting and property-wide silt sampling program to follow up on the initial ground work.

The sampling programs were conducted under the direction of Mark Baknes, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) Eco-Tech Laboratory Ltd. of Kamloops and ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has not been filed on the Jake Property.

Future Exploration Programs

It is anticipated that a trenching program at the Jake Showing to follow up gold-bearing quartz veins exposed in the initial trenching program will be undertaken early in 2007. The Corporation intends to seek a third party to undertake this work. A technical report has not been filed on the Jake Property.

The Corporation’s other British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division

The Adam property, consisting of two claims (1,823 hectares) covers a copper-gold porphyry prospect in the Unuk River area of northwestern British Columbia. The property lies in the Coast Mountains, approximately 70 kilometres northwest of Stewart and 20 kilometres southwest of the Eskay Creek Mine. A well-maintained gravel road connects the Eskay Creek Mine to their concentrate-shipping port facilities at Stewart, British Columbia. Eventual road access to the Adam property from the Eskay Creek Mine Road would be relatively easy to construct, without any major river crossings and mainly across the Prout Plateau. Alternatively, the Adam property is 50 kilometres upstream along the Unuk River from tidewater at Burroughs Bay, Alaska.

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

Auddie Property, Omineca Mining Division

The Auddie Property, consisting of two claims (674 hectares) is located in the Quesnel Trough in north-central British Columbia. The Auddie is a grassroots porphyry copper-gold exploration target with access via the Omineca Mining Road, approximately 42 kilometres west of Germanson Landing and 45 kilometres northeast of Takla Landing.

A prospector discovered the Auddie in a 60 metre outcrop exposure on a recently constructed logging road. Chip sampling by the Corporation in October 2006 yielded one interval which assayed 0.16% copper and 0.02 g/t gold over 28 metres. A second interval averaged 0.31% copper and 0.02 g/t gold over 15 metres. These two intervals are separated by a 17 metre gap in sampling where bedrock is obscured by stockpiled, but mineralized, road fill material. Overburden covers outcrop at either end of the mineralized section, and as such, the full extent of this mineralization is unknown. Mineralization is hosted in porphyritic to equigranular monzonite with pervasive potassium feldspar alteration. Chalcopyrite and pyrite mineralization occurs on fractures and in quartz veinlets.

Rimfire has an option to earn a 100% interest in the Auddie Property for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. Rimfire’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

The Corporation plans to conduct preliminary surface exploration during 2007.

Kizmet Property, Atlin Mining Division

The Kizmet property consisting of 93 claims (34,078 hectares) is located in northwest B.C., approximately 90 km south of Atlin B.C. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). The Corporation contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of Barrick Gold Corporation.

The property is located on the western flank of the Stikine Terrane, which is locally comprised of the Triassic Stuhini Group (variable marine clastic sedimentary rocks, sub-marine mafic volcanic rocks, and lesser carbonate rocks), overlain by upper Triassic Sinwa Formation limestone and lesser argillite, all of which is overlain by middle Jurassic Laberge Group clastic sedimentary rocks. The aforementioned comprise the basement rocks on the Kizmet property and are intruded by Cretaceous volcano-plutonic complexes that are associated with known gold-silver-copper-lead-zinc showings.

A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature. Geological highlights include discovery of several precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides.

During the summer of 2005, Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas that will require more detailed work. No additional work was completed during 2006. A technical report has not been filed on the Kizmet Project.

No exploration program has been planned for 2007. The Corporation intends to seek joint venture partners for some or all of the claims.

Nechako Property, Omineca Mining Division

The Nechako property consisting of 6 claims (2,594 hectares) is located in northwest B.C., approximately 215 kilometres west of Prince George. The main target of exploration is epithermal gold–silver veins. Prospecting and sampling programs conducted during 2006 failed to achieve desired results. The property will be allowed to lapse.

PWG Project, Omineca Mining Division

The PWG Project consists of four separate property claim groups, comprising the Lynx, Copper Starr, FireCat and Tess properties. The properties are located between 50 kilometres and 65 kilometres west and southwest of the town of Houston, British Columbia in the Omineca Mining Division. All four properties are early stage prospects with potential to host porphyry copper-gold mineralization or vein precious-metals mineralization.

Effective March 31, 2007, the Corporation signed an option agreement to purchase 100% interest in the PWG properties. The Corporation is to make an initial cash payment of $40,000 and fund exploration expenditures of $50,000 on or before March 1, 2008. The Corporation may elect to option any or all of the claims upon delivery of written notice not later than March 31, 2008. To earn a 100% interest in each property, subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million, the Corporation will make cash payments of:

•

$15,000 within 10 days of the Claim Election Notice (“Notice”)

•

$20,000 on or before the first anniversary of the Notice,

•

$30,000 on or before the second anniversary of the Notice

•

$45,000 on or before the third anniversary of the Notice.

Vavenby Project, Kamloops Mining Division

In December 2005, the Corporation signed an agreement with Northgate Minerals Corporation (“Northgate”) to cooperatively generate new exploration properties. Scoping studies led to two areas of interest, near Blue River in southern British Columbia and in west-central Yukon. Each company contributed $150,000 to the joint venture in 2006.

The Vavenby properties, which include the Blue River and Robert claim groups, were staked to cover anomalous results from a regional silt and soil sampling program conducted during 2006 as part of the Corporation’s Northgate Alliance in southern British Columbia. The Blue River claim group consists of 37 claims totaling 18,307 hectares located 15 km southwest of the town of Blue River. The Robert claim group consists of 8 claims totaling 4,000 hectares located 16 kilometeres east-southeast of the town of Vavenby.

The Blue River and Robert properties were staked for their potential to host Intrusion-Related Gold mineralization based on conceptual geological targeting and silt sampling results collected in 2006. Both properties are located in the central portion of the Kootenay Terrane in south-central British Columbia where Proterozoic to Paleozoic basement rocks are intruded by Cretaceous granitic batholiths that are inferred to be associated with gold occurrences elsewhere in the belt. The Blue River property is centered on the Cretaceous Blue River batholith, which intruded Proterozoic to Paleozoic metamorphic rocks of the Shuswap Assemblage. The Robert property lies within 10 kilometres of the gold-associated Cretaceous Baldy Batholith and is centered on a smaller Cretaceous to Tertiary granite that intruded meta-sedimentary rocks of the Shuswap Assemblage and Lower Cambrian metavolcanic rocks of the Eagle Bay Assemblage.

During 2007, additional prospecting and sampling will be carried out to ascertain the value of the property. Northgate has agreed to remain as an exploration partner.

Echo Property, Dawson Mining District, Yukon

The Echo Property is comprised of a total of 72 contiguous claims and covers approximately 1,458 hectares. The property is located approximately 65 km south-southwest of Dawson City, Yukon, adjacent to the Matson Creek access road. The property was staked to cover anomalous results from a soil and silt sampling program conducted pursuant to an alliance agreement with Northgate Minerals Corporation.

The first phase of exploration in 2006 consisted of helicopter-supported silt sampling during June followed by a second phase of helicopter-supported reconnaissance soil sampling, prospecting, mapping, and in-fill silt sampling in August and September. Based on results of these programs, the Corporation plans follow-up exploration, including detailed soil grids, further reconnaissance soil and silt sampling and prospecting to be completed during the summer of 2007.

Fer Property, Watson Lake Mining District, Yukon

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

During 2003, a program of mapping, prospecting and geochemical sampling attempted to locate the source of the anomalous geochemistry defined by earlier programs. The program was successful in further defining existing soil geochemical anomalies, outlining new soil geochemical anomalies, and identifying in-situ felsic stratigraphy. The Corporation does not consider the Simpson Property to be a principal property.

Wernecke Breccia, Yukon

The Wernecke Breccia properties, consisting of 2300 claims, are situated in the Wernecke Mountains, approximately 180 kilometres northeast of Mayo in east-central Yukon. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. The property is situated in typical alpine, glaciated terrain, with elevations ranging from 1065 to 2165 metres above sea level.

In January 2006, the Corporation signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccia property from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer has completed the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer is operator of the project and has funded 100% of the exploration costs to earn an 80% interest, with the Corporation earning the remaining 20% interest. Effective November 15, 2006, a Joint Venture was formed between Fronteer and the Corporation, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital and elimination of the vendor’s Net Profits Interest.

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

The Wernecke Breccia property is located within a regional-scale belt of iron oxide dominated breccias which host significant copper-gold-cobalt mineralization. These breccias share many of the characteristics of iron oxide copper-gold (IOCG) deposits on a world wide scale. IOCG deposits have the potential to produce high unit value ore due to their multi-element nature and can form very large tonnage deposits, as best exemplified by the Olympic Dam deposit in South Australia. At Olympic Dam, ore is mined for copper, uranium, gold and silver. Several lines of evidence suggest that at the time of formation of the Wernecke Breccias, the Stuart Shelf of South Australia, the geological host terrane of the Olympic Dam deposit, was attached to the Yukon, as part of the Proterozoic super-continent of

Rhodinia. The Olympic Dam deposit and the breccias in the Wernecke Mountains have identical ages of approximately 1.59 Ga. Other geological features, such as the intra-cratonic setting and orogenic history, are similar in style and timing between the two regions.

During 2006, Fronteer completed a $2.8 million exploration program comprised of prospecting, geological mapping, geochemical sampling and an airborne gravity geophysical survey. Through the course of the program, Fronteer evaluated 48 target areas for their potential to host Olympic Dam-style copper-gold-uranium and stand-alone uranium deposits. Surface sample results have been compiled for two target areas; the Thunder Mountain property and Fireweed prospect.

The Thunder Mountain property is a new gold-uranium-copper anomaly. A total of 25 samples were taken over an area of approximately 400 by 550 metres. Copper-bearing breccia was also noted nearby. The Fireweed prospect is a new uranium prospect where 93 boulders of iron oxide-potassium feldspar-silica altered chlorite schist were collected over a 200 by 400 metre area and averaged 0.22% U3O8. Twenty-two samples assayed in excess of 0.14% U3O8.

Fronteer also completed a 9,750-line-kilometre airborne gravity survey over the region. Survey data will be combined with surface geochemistry results and proprietary magnetic and radiometric data obtained from Newmont Exploration of Canada Ltd. to select drill targets for 2007 programs.

During 2007, Fronteer expects to carry out a program of field mapping, sampling, and prospecting. There will be a minimum of 7,500 metres in a diamond drill program.

Alaska Properties, Goodpaster Mining District

Location and Introduction

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire Properties.

The Corporation’s Alaska properties lie within east-central Alaska, 65 kilometres northeast of Delta Junction. Access to the properties is by helicopter based out of Delta Junction. Teck Cominco/Sumitomo operates a restricted access road from Delta Junction. Teck Cominco/Sumitomo also maintains an airstrip in the area. This infrastructure has been used to assist with access to the Corporation’s Alaska properties. A seasonal airstrip is located on the eastern edge of the California/Surf property discussed below.

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

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Alaska Properties”). The Corporation staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold. Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the Corporation staked 842 claims covering 53,695 ha (132,680 acres). The Corporation now has an interest in 1,654 claims totalling 182,800 acres.

The Corporation signed an option agreement dated February 22, 2007 with with Evanachan Limited, which was subsequently transferred to McEwen Capital Corporation (“McEwen”)., covering the Goodpaster properties. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”), subject to Rubicon shareholder approval. The terms of the agreement provide that the partner will fund a total of US$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Corporation’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Bou - Swede	Bou 21-22	594583-594584	Fairbanks M., Township 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks M., Township 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks M., Township 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks M., Township 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks M., Township 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks M., Township 7S, Range 18E
	Bou 1-7	651861-651867	Fairbanks M., Township 7S, Range 18E
	SWD 1-38	651938-651975	Fairbanks M., Township 6S, Range 14E/15E
	SWD 39-182	651976-652119	Fairbanks M., Township 7S, Range 14E/15E
	SWD 183-246	652120-652183	Fairbanks M., Township 8S, Range 15E

Project	Claim	Mineral Tenure (ADL)	Location
Cal-Surf	BEV 1-64	606861-606923	Fairbanks M., Township 6S, Range 15E/16E
	BND 1-95	606924-607017	Fairbanks M., Township 6S, Range 16E/17E
	BNDN 1-70	651868-651937	Fairbanks M., Township 5S, Range 16E/17E
	CEN 17-80	594779 - 594842	Fairbanks M., Township 6S, Range 16E
	HAB 22-30	595093 – 595101	Fairbanks M., Township 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks M., Township 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks M., Township 6S, Range 17E
	LCC 14-20	595141 - 595147	Fairbanks M., Township 6S, Range 17E
	LCC 24-30	595151 - 595157	Fairbanks M., Township 6S, Range 17E
	LCC 4-10	595131 - 595137	Fairbanks M., Township 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks M., Township 6S, Range 17E
	PAR 1-11	595382 – 595392	Fairbanks M., Township 6S, Range 15E/16E
	PAR 14-24	595395 – 595405	Fairbanks M., Township 6S, Range 15E/16E
	PAR 27-37	595408 – 595418	Fairbanks M., Township 6S, Range 15E/16E
	PAR 40-50	595421 – 595431	Fairbanks M., Township 6S, Range 15E/16E
	PAR 53-121	595434 - 595502	Fairbanks M., Township 6S, Range 15E/16E
	PC-1-25	644761-644785	Fairbanks M., Township 6S, Range 16E
	Scot 1-27	605472 - 605498	Fairbanks M., Township 5S, Range 15E/16E
	SHARP 29-33	595531 – 595535	Fairbanks M., Township 6S, Range 17E
	SHARP 43-47	595545 – 595549	Fairbanks M., Township 6S, Range 17E
	SHARP 57-61	595559 – 595563	Fairbanks M., Township 6S, Range 17E
	SHARP 71-75	595573 - 595577	Fairbanks M., Township 6S, Range 17E
	SHARP 85-89	595587 - 595591	Fairbanks M., Township 6S, Range 17E
	SHARP 99-103	595601 – 595605	Fairbanks M., Township 5S, Range 17E
	SS-1-42	644786 - 644827	Fairbanks M., Township 5S/6S, Range 17E
	STER 35-40	595663 - 595668	Fairbanks M., Township 6S, Range 17E
	STER 45-50	595673 - 595678	Fairbanks M., Township 6S, Range 17E
	STER 55-60	595683 - 595688	Fairbanks M., Township 6S, Range 17E
	STER 65-70	595693 - 595698	Fairbanks M., Township 6S, Range 17E
	STER 75-80	595703 - 595708	Fairbanks M., Township 6S, Range 17E
	STER 85-90	595713 - 595718	Fairbanks M., Township 5S, Range 17E
Eagle-Hawk	Eagle 1-106	579385-579490	Fairbanks M., Township 7S, Range 11E/12E
	EX 1-20	605507-605526	Fairbanks M., Township 7S, Range 11E/12E
	EX21-33	641468-641480	Fairbanks M., Township 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks M., Township 7S, Range 11E/12E
	EGLE 1-362	652208-652569	Fairbanks M., Township 7S, Range 11E/12E

Project	Claim	Mineral Tenure (ADL)	Location
ER-Ogo-Fire	ER 3-12	579158-579167	Fairbanks M., Township 5S, Range 13E
	ER 15-24	579170-579179	Fairbanks M., Township 5S, Range 13E
	ER 27-36	579182-579191	Fairbanks M., Township 5S, Range 13E
	ER 39-48	579194-579203	Fairbanks M., Township 5S, Range 13E
	ER 51-60	579206-579215	Fairbanks M., Township 5S, Range 13E
	ER 63-72	579218-579227	Fairbanks M., Township 5S, Range 13E
	ER 75-84	579230-579239	Fairbanks M., Township 5S, Range 13E
	ER 87-96	579242-579251	Fairbanks M., Township 5S, Range 13E
	ER 99-108	579254-579263	Fairbanks M., Township 5S, Range 13E
	ER 111-120	579266-579275	Fairbanks M., Township 5S, Range 13E
	Fire 4-12	579034-579042	Fairbanks M., Township 5S, Range 13E
	Fire 16-56	579046-579086	Fairbanks M., Township 5S, Range 13E
	JAZZ 1-13	605459-605471	Fairbanks M., Township 5S, Range 13E
	Ogo 35-39	595262-595266	Fairbanks M., Township 5S, Range 14E
	Ogo 42-76	595269-595303	Fairbanks M., Township 5S, Range 14E/13E
	Ogo 143-154	595370-595381	Fairbanks M., Township 5S, Range 13E
	ZAPPA 1-4	605091 - 605094	Fairbanks M., Township 5S, Range 13E

Regional Geology

The Alaska properties lie within rocks of the Yukon-Tanana Terrane (YTT), bounded to the north by the Tintina Fault and to the south by the Denali Fault systems. The YTT in east-central Alaska consists of a Precambrian to middle Paleozoic metamorphic sequence of sedimentary and magmatic rocks. Mineralization and plutonic gold deposits in Alaska and the Yukon are directly associated and often hosted within Cretaceous aged plutons. In this region, recent evidence indicates that mineralization is associated with Cretaceous-related aged plutons which are characterized by a lower magnetic susceptibility forming linear arrays of magnetic lows. One of these linear arrays, which is associated with gold occurrences in the area, has been termed the Pogo Trend. The northeast structures are thought to have been important in controlling the distribution of Cretaceous intrusions through significant horizontal and vertical displacements. The vertical movements on these northeast structures are important since the style and grade of mineralization in plutonic-gold systems are strongly influenced by depth of formation.

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

Property Geology and Exploration

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

The Boundary area is situated toward the northern edge of the California-Surf claim group on the south side of a granitic body. This property is comprised of the SHARP, STER and SS state mining claims. The main gold soil anomaly, measuring 800 by 350 metres, wraps around a prominent ridge. A broader anomaly, defined by bismuth and arsenic with spotty gold, measures 2.5 by 1.5 kilometres and is centred on the main gold anomaly. Four distinct mineralized surface showings of quartz boulders have been discovered within a 1.0 by 1.5 kilometres area that is central to a moderately intense zone of pervasive quartz-sericite alteration. Two mineralization types have been distinguished: 1) shallow-dipping shear-

hosted quartz veins; 2) narrow tensional quartz stockwork veins. The shear-hosted veins are variably textured and contain milky white quartz (Type 1), strongly brecciated-sheared quartz (Type 3) and granular quartz with interstitial sericite, feldspar and tourmaline (Type 2).

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

The Corporation’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1403 soil and 158 rock samples were collected. Anomalous results in soils and silts were obtained in the newly surveyed Boundary North area, which is located approximately 2 km north of the previously referred to Boundary area. These results are considered very encouraging and will be the focus of further follow up.

Future Exploration Programs

The Corporation is operator for the 2007 field program. A comprehensive sampling and prospecting program followed by drilling of 4-5 holes has been proposed.

Eagle-Hawk Property

On January 30, 2002, the Corporation signed an exploration, development and mine operating agreement with AngloGold Ashanti (U.S.A) Exploration (“AngloGold”) whereby AngloGold can earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by the Corporation) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $1,000.000. In January 2006, the Corporation staked 362 claims (Hawk) near the Eagle property.

Property Geology and Exploration

The Eagle property is comprised of the Eagle 1-106, Sand 1-39 and EX 1-33 state mining claims and is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body. The Hawk property is comprised of the EGLE 1-362 state mining claims. They surround the Eagle Property to the south and east.

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

During 2006, the Corporation conducted a regional exploration program on these claims. Of particular significance are anomalous gold in silt results obtained from a continuous area to the east, southeast and south of the granitic body that has thus far been the focus of exploration. This anomalous zone extends 5 kilometres outward from the granitic body forming a 10 kilometre arc.

Future Exploration Programs

The Corporation is operator for the 2007 field program. A comprehensive sampling & prospecting program followed by drilling of 3-4 holes has been proposed as well as follow-up of the newly defined anomalous region to the east and south of the granitic body.

ER-Ogo-Fire Property

On January 30, 2002, the Corporation signed an exploration, development and mine operating agreement with AngloGold Ashanti (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by the Corporation) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $2,000.000.

Property Geology and Exploration

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

During 2006, the Corporation conducted a regional exploration program on these claims. Soil and silt sampling gave generally spotty anomalous results to the northwest of past drilling, however, a small cluster of anomalous gold in soils were obtained in association with large quartz boulders approximately 3.5 km to the southwest of previous drilling.

Future Exploration Programs

The Corporation is operator for the 2007 field program. A comprehensive sampling & prospecting program followed by drilling of 3-4 holes has been proposed.

Bou-Swede Property

The Bou group of 19 claims and the Swede group of 246 claims are located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the Bou property are almost exclusively granite. Mineralization on this property consists of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 metre area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometres south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 metres that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage.

Future Exploration Programs

The Corporation is operator for the 2007 field program. A comprehensive sampling & prospecting program followed by drilling of 2-3 holes has been proposed.

Australia

Lachlan Fold Belt Properties

Location and Introduction

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Property Acquisition

The Corporation has applied for exploration licences covering 92,673 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000-square-kilometre study area. The licences will be held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Corporation paid a fee for use of the study and upon designation of project areas, the Corporation will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, the Corporation must make total eligible exploration expenditures of at least USD$150,000.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by Rimfire's exploration licence applications.

Regional Geology

The Eastern Lachlan Fold belt constitutes a subsection of the Tasman Fold Belt, which stretches from the Queensland-New South Wales border across Victoria and into Tasmania. The Neoproterozoic to Triassic orogenic belt preserves accreted arc and back-arc terrains and subduction zones sediments all of which were subjected to extensional and contractional tectonics. Silurian-Devonian post orogenic granitoids intrude the supracrustal rocks. Ordovician and Silurian island arc intermediate to mafic volcanics, sub-volcanics and intrusions of the Macquarie Arc, preserved as fault bound north-south trending belts, contain the bulk of the known copper-gold mineralization in the region. Furthermore, high grade copper-gold porphyry deposits are most closely constrained to distinctive alkalic magmatic suites.

Exploration

A limited property examination tour was conducted late in 2006. Available data is being compiled and exploration plans prepared for reconnaissance work to be completed when exploration licences are granted. To date, the Corporation has been granted three exploration licences and received tentative approval for five more. A final exploration licence is still in the application stage. No mining claims or exploration licences have been acquired from third parties.

Future Exploration Programs

It is anticipated that exploration will commence in late 2007 to coincide with spring/summer in Australia.

Nevada

Walker Lane Alliance

Location and Introduction

The Corporation holds an interest in one mineral property in the State of Nevada. The Poncho property is located 60 kilometres to the northwest of Tonopah in southwestern Nevada halfway between the cities of Reno and Las Vegas. There is road access to the property.

Property Acquisition

In January 2005, the Corporation signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Corporation has committed to making US $300,000 in expenditures within the project area during the term of the two year agreement. The expenditures were completed in January 2007. The Corporation may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. Upon acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Corporation completing expenditures of US $300,000 on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next US $1,000,000 in exploration to earn its 50% interest.

The Corporation has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first half of 2005, the Corporation identified potential targets for exploration and conducted limited field examinations. The Corporation staked 118 claims covering 2,344 acres (949 hectares). During 2006, the Corporation leased the Gila24 claims covering 1,440 acres (583 hectares) from Silverthorn Exploration, Inc. (“Silverthorn”) by making annual cash payments that escalate over time. The Corporation has an option to acquire these claims subject to a 2% net smelter royalty for a cash payment of US $500,000 to US $5,000,000 depending on the date of exercise of the option. The following table details the claims that comprise the Poncho property with legal identification (Mineral

Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
Poncho 1-47	640574-640620	Nye County, Township7N/ 8N, Range 38E
Poncho 50-51	650460-650461	Nye County, Township7N/ 8N, Range 38E
Poncho 52-120	650462-650530	Nye County, Township7N/ 8N, Range 39E
Gila24 1-72	890467-890538	Nye County, Township7N, Range 38E, 39E

Regional Geology

The Poncho property is situated within a 700 km long by 300 km wide geological corridor called the Walker Lane Belt (WLB). This belt straddles the California – Nevada border and trends northwestward within western Nevada marking the transition between two contrasting geological provinces; the Basin and Range to the northeast and the massive Sierra Nevada batholith to the west. The WLB is a distinctive structural corridor that is considered the inboard manifestation of the San Andreas Fault system.

The oldest rocks exposed in the central Walker Lane are Middle and Upper Cambrian siliclastic and carbonate rocks. This basement stratigraphy was deformed by both the Mississippian Antler and Triassic Sonoma orogenies. This composite structural package was then intruded by Jurassic to Upper Cretaceous plutons. From approximately 34 Ma until the present day, the WLB has been the focus of episodic volcanism, including andesite stratvolcanoes, rhyolite flow domes and mafic lava flows. Large-scale structures within the WLB are thought to have partially controlled the localization of volcanism and associated precious metal deposits. The intensity and extensive nature of hydrothermal systems driven by this volcanic-structural regime is marked by over 40 epithermal deposits in the Walker Lane that account for 46.7 million ounces of gold and 436 million ounces of silver in production and resources.

Property Geology

The central portion of the Poncho property is comprised of a window of uplifted Mesozoic limestones, dolomites and siliclastic rocks, flanked by overlying Tertiary volcanic rocks and minor sediments. A series of silica caps, up to 600 m in diameter, occur at the contact between the Mesozoic sedimentary rocks and the Tertiary volcanic rocks near the intersection of a regional, northwest-trending Walker Lane fault, and smaller, second-order northeast-trending faults. The silica caps are composed of multi-stage hydrothermal breccias with extensive silicification, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. Near the same level as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centres. Veins feeding the silica caps exhibit chalcedonic banding, silica after bladed calcite and needle adularia. These textures are evidence for multiple episodes of boiling, which often indicate a favourable environment for gold accumulation.

Mineralization

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. The main areas of the current exploration program are in the southwest side of the Poncho property, where a series of silica caps, up to 600 m in diameter, occur at the contact between the Mesozoic sedimentary rocks and Tertiary volcanic rocks near the intersection of a regional, northwest-trending

Walker Lane fault, and smaller, second-order northeast-trending faults. Silica caps are composed of multi-stage hydrothermal breccias with extensive silicifcation, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. At the same elevation as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centres. A system of veins, with individual veins measuring several metres wide up to 15 metres wide, trend into the silica caps. These veins exhibit chalcedonic banding, silica after bladed calcite and needle adularia all of which are interpreted as boiling textures that favour gold-silver mineralization.

Surface Exploration, Geophysics and Drill Programs

During 2006, mapping and prospecting programs identified potential drill targets. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended in February and recommenced in mid-March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area. Results have not yet been compiled from this program.

A technical report has not been filed for the Nevada Properties. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation.

Future Exploration Programs

Further exploration plans will depend on the results of the current drill program.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2007 to January 31, 2008 will be approximately $926,760. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 4,175	$ 50,100
Insurance	3,510	42,120
Investor services	2,450	29,400
Management services	11,300	135,600
Office	4,240	50,880
Marketing and promotion	17,500	210,000
Rent	5,200	62,400
Salaries & support services	26,075	312,900
Travel & entertainment	2,780	33,360
TOTAL	$ 77,230	$ 926,760

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

OPERATING RESULTS

The Corporation adopted accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending January 31, 2007. At each balance sheet date, the Corporation’s financial instruments are measured at their fair value. Gains and losses are recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments. Adoption of this provision requires that interim statements for the fiscal year must show the components of other comprehensive income and the adjustments to reclassify amounts of revenue, expense, gain and loss previously recognized in other comprehensive income to the income statement.The opening balance of accumulated other comprehensive income was adjusted by $94,098 to reflect the excess of fair value of securities over the cost basis used in the balance sheet for the year ended January 31, 2006.

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

Year Ended January 31, 2007

For the year ended January 31, 2007, Rimfire incurred a net loss of $2,772,497 ($0.13 per share) compared to a net loss of 1,823,606 ($0.10 per share) in the previous year. Revenue nearly doubled as interest revenue increased from $68,672 to $135,804 and joint venture management fees increased by $28,499 with new option agreements for the Williams property and Northgate Alliance. Option proceeds were nearly the same in both years.

The most significant item comprising general and administrative expenses is share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. This item accounts for nearly half of the total expenditures and 78% of the increase from the previous year. Other expenditures which increased are office expenses, which includes printing and mailing costs for the annual report and meeting materials, and salaries and support services which reflects the increased number of full-time staff in the Corporation. Accounting and legal expenses have also increased primarily as a result of increased regulatory compliance costs.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,538,295 (2005-$1,116,172), and property acquisition costs totaled $307,542 (2005-$202,167). These costs were offset by joint venture reimbursements totaling $560,058 (2005-$33,988.) The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2007, exploration tax credits were $32,702 (2005-$18,736), option proceeds were $168,500 ($163,500), while joint venture management fees were $64,776 ($36,277).

Several factors affect the comparison of current fiscal year exploration expenditures to previous years. The first is the initiation of two option agreements which resulted in increased option proceeds and joint venture reimbursements while reducing the Corporation’s overall exploration costs. Another factor was the acquisition costs associated with applications for exploration licences in Australia’s Lachlan Fold Belt. Exploration work in Nevada, for the Walker Lane Alliance project, and in British Columbia and Yukon, for the Northgate Alliance, increased exploration expenditures for the current fiscal year. The Corporation has acquired several new grass-roots projects within British Columbia which will increase anticipated exploration expenditures for the coming fiscal year.

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

The major increases in general and administrative expenses are for rent and salaries and support services. Rent during the year increased from $39,172 in 2004 to $63,832 in 2005 as office renovations were completed at the end of the first quarter allowing more office space for the use of Corporation staff. Salaries and support services increased from $163,503 in 2004 to $255,550 in 2005. This reflects the addition of two full–time staff members and additional support provided by Equity Engineering Ltd.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the Corporation’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Total expenditures on both components are reduced in the current year. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Accounting and legal costs are sharply increased for the current year. Part of this is based on increased audit procedures required to comply with changes in accounting and auditing standards. It is anticipated that there will be an increase of approximately 20% in the amount of time involved in the audit. The second factor is the number and complexity of property option and exploration agreements undertaken by the Corporation during the year. Most of these costs are included in acquisition costs for the individual properties but some are corporate expenses related directly to setting up a new subsidiary to hold claims in Nevada.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,116,172, and property acquisition costs totaled $202,167. These costs were offset by joint venture reimbursements totaling $33,988. For the fiscal year ended January 31, 2006, British Columbia Mineral Exploration Tax Credits are only $18,736 since the remainder of exploration expenditures were renounced to flow-through investors from the private placement completed during the second quarter.

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

Investor services expenses increased for the second year in a row. Part of this increase is related to the need for a strong presence in certain sectors of the US market. To meet this need, each year the Corporation attended major trade shows in New Orleans, San Francisco, New York and Las Vegas. A strategic marketing program was introduced during the third quarter to increase market awareness of the Corporation. This has shifted the emphasis from trade show participation with accompanying travel and entertainment costs, as well as exhibitor fees, to a targeted marketing strategy which ensures that qualified investors are able to access information about the Corporation. The Corporation expects that the primary emphasis in future years will be the strategic marketing program. The overall costs of investor services will not decrease significantly but it is expected that the strategic marketing will be more effective.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,105,733, and property acquisition costs totaled $217,385. These costs were offset by joint venture reimbursements totaling $145,641. The Program will reimburse the Corporation for 20% of eligible expenditures. For the fiscal year ended January 31, 2005 British Columbia Mineral Exploration Tax Credits totalled $122,227. Option proceeds, consisting of both cash and share payments, totaled $358,630.

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

LIQUIDITY AND CAPITAL RESOURCES

Year Ended January 31, 2007

The Corporation’s working capital as of January 31, 2007 was $4,368,723, comprised primarily of cash, term deposits and short-term investments, compared to $2,905,645 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing

The Corporation’s number of issued and outstanding shares was 21,751,539 at January 31, 2007. The placement completed during the first quarter represents most of the increase from the 19,999,539 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 900,000 employee stock options were granted and 175,000 options were exercised. 1,020,000 previously granted director and employee options exercisable before December 2010 remain outstanding.

A private placement was completed on April 13, 2006 with net proceeds of $2.5 million. Share issue costs were $55,243. The private placement consisted of 1,572,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share before April 13, 2007 and $2.25 per share before April 13, 2008. The Warrants contain a provision whereby if, during the term of any unexercised Warrant, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Corporation may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants is April 13, 2008. If all remaining options and warrants are exercised, a maximum of $ 5.4 million will be added to the Corporation’s treasury, and shares outstanding will total 25,036,539.

Year Ended January 31, 2006

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

Year Ended January 31, 2005

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

The Corporation’s issued and outstanding shares stood at 17,855,220 as of January 31, 2005. The placements completed during the first quarter and exercise of share purchase warrants represents most of the increase from the 13,615,621 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 465,000 employee stock options were granted and 100,000 options were exercised. 1,712,121 share purchase warrants exercisable before September 2005 were issued as part of the placements. 1,180,000 previously granted director and employee options exercisable before December 2008 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,914,772 will be added to Rimfire’s treasury, and shares outstanding will total 21,072,341.

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

Year Ended January 31, 2007

During the year ended January 31, 2007, the Corporation used $1,470,967 of its cash resources for operating activities, which included a net loss for the year of $2,772,497. Expenditures included net mineral property acquisition and exploration costs of $1,284,756, an increase of $86,277 from the previous year. The Corporation increased cash resources by $222,480 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 1,572,000 shares for net proceeds of $2,494,756 in a private placement. There were share issue costs of $55,243. An additional 180,000 shares were issued for net proceeds of $150,561 pursuant to share purchase warrants and options at prices of $0.25 to $1.70 per share. Share issue costs totaled $140. As of January 31, 2007, consolidated cash amounted to $2,951,298, an increase of $115,271 from the beginning of the year.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$114,600	$114,600	Nil	Nil	Nil
Mineral Property Interests – Option Payments [2]	$990,250	59,000	135,000	177,500	618,750
Mineral Property Interests – Filing Fees[2]	15,624,961	489,007	2,071,827	3,739,431	9,324,696
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$16,729,811	$662,607	$2,206,827	$3,916,931	$9,943,446

[1]

Management agreement requires 6-month written notice or fees in lieu of notice. There are no other binding contractual obligations.

[2]

Mineral property interest costs are contingent on retaining an interest in the property. Most agreements are subject to cancellation without penalty. This table does not include fees which other parties are obligated to pay. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

David A. Caulfield, P. Geo,, President and Chief Executive Officer

Coquitlam, BC – age 48

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield is also the President of Attunga Holdings Inc. and a director of Antioch Investments Ltd., which are private British Columbia corporations.

Henry J. Awmack, P.Eng., Chairman

Vancouver, BC – age 47

Henry J. Awmack holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc. and a director of Antioch Investments Ltd. and Sleeping Dogs Warehouse Ltd., which are private British Columbia corporations.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC – age 46

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

Bipin Ghelani, C.A., Director

Richmond, BC – age 57

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the chair of the Audit Committee for the Corporation. Mr. Ghelani is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.)

Alan J. Hutchison, Corporate Secretary

North Vancouver, BC – age 32

Alan J. Hutchison holds a B.A. and an LL.B. (Bachelors of Laws degree). Mr. Hutchison is a member of the British Columbia Law Society and was called to the British Columbia Bar in 2001. He is currently practicing law in Vancouver as an associate with Fraser Milner Casgrain, LLP (“FMC”.) FMC currently provides legal services to the Corporation.

Dorothy G. Miller, Chief Financial Officer

North Vancouver, BC – age 51

Dorothy Miller holds a Bachelor of Home Economics and is currently pursuing completion of CGA accounting designation. As of April 2006, Ms. Miller is employed directly by the Corporation. She was previously employed by Equity Engineering Ltd. from 1999 to 2006 while under contract with the Corporation. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of the Chairman, Henry J. Awmack.

Jack H.L. Miller, P.Eng, Director

North Vancouver, BC – age 52

Jack H.L. Miller holds a B.A.Sc., M.A.Sc. in geological engineering, is a registered professional engineer and is currently Chief Operating Officer for Quadra Mining Ltd. Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include Vice President, Projects and Mine Superintendent for Gibraltar Mines Ltd. (1994-1996), Vice President, Projects for Westmin Resources (1996-1997), Vice President, Operations for Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002.)

P. Gary Paulson, Director

Prince George, BC – age 56

P. Gary Paulson has been the President of Falcon Drilling Ltd. and Jempland Construction Ltd. since 1986. Mr. Paulson is a member of the Audit Committee for the Corporation. Mr. Paulson is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.) Mr. Paulson is a member of the Board of Directors of Arcus Development Group Inc.

Ian J. Talbot, Director

North Vancouver, BC – age 47

Ian J. Talbot holds a B.Sc. in geology and an LL.B. (Bachelors of Laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. Mr. Talbot is a member of the Audit Committee for the Corporation and is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.) Mr. Talbot is President of a private exploration company, Arcus Development Group Inc.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
Henry J. Awmack	Equity Engineering Ltd.	President Director	02/02 to 06/06 01/87 to present
David A. Caulfield	Equity Engineering Ltd. Kaminak Gold Corporation	Director Member, Advisory Board	01/87 to present 12/06 to present
Bipin Ghelani	Holcot Capital Corp.	President and Chief Executive Officer	05/06 to present
Gary Paulson	Falcon Drilling Ltd. Arcus Development Group Inc.	President Director	1986 to present 08/06 to present
Jack H.L. Miller	Quadra Mining Ltd.	Chief Operating Officer	04/04 to present
Ian J. Talbot	Arcus Development Group Inc.	President	05/06 to present

Arcus Development Group Inc. (“Arcus”) signed an option agreement with the Corporation to earn a 51% interest in the Williams property on completion of cash and share payments and exploration expenditures. Ian Talbot and Gary Paulson are directors of both Arcus and the Corporation. The decision to option the property was made with these common directors abstaining. The common directors will also abstain from any future discussions concerning the option agreement.

David A. Caulfield and Mark E. Baknes each devote 100% of their time to the affairs of the Corporation. Dorothy G. Miller devoted 90% of her time to administrative and financial functions within the Corporation until April 1, 2006. After that date, 100% of her time has been allocated to the Corporation. Henry J. Awmack spends approximately 5-10% of his time on the affairs of the Corporation, while Bipin Ghelani, Jack H.L. Miller, Gary Paulson, and Ian J. Talbot each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of January 31, 2007, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
David A. Caulfield, President, CEO[1]	Jan. 2007	NIL	NIL	NIL	175,000	NIL	NIL	$129,600[1]
Henry J. Awmack, Chairman	Jan. 2007	NIL	NIL	NIL	35,000	NIL	NIL	NIL
Mark E. Baknes, Vice President	Jan. 2007	$113,341	NIL	NIL	115,000	NIL	NIL	NIL
Bipin Ghelani, Director	Jan. 2007	NIL	NIL	NIL	35,000	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary	Jan. 2007	NIL	NIL	NIL	NIL	NIL	NIL	NIL[3]
Dorothy Miller, CFO[2]	Jan. 2007	$63,866	NIL	NIL	60,000	NIL	NIL	$10,923[2]
Jack H.L. Miller, Director	Jan. 2007	NIL	NIL	NIL	35,000	NIL	NIL	NIL
P. Gary Paulson, Director	Jan. 2007	NIL	NIL	NIL	35,000	NIL	NIL	NIL
Ian J. Talbot, Director	Jan. 2007	NIL	NIL	NIL	75,000	NIL	NIL	NIL

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

[3]

Alan J. Hutchison is an associate lawyer with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year January 31, 2007, the Corporation paid the firm of Fraser Milner Casgrain LLP $72,468 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

As at January 31, 2007, the Corporation has granted rights to purchase or acquire an aggregate of 1,920,000 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 30, 2007 as traded on the TSX Venture Exchange was $2.08.

Outstanding Director and Officer Stock Options as at January 31, 2007

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Henry Awmack	25,000 20,000 15,000 25,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
Mark Baknes	100,000 15,000 10,000 100,000 15,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
David Caulfield	120,000 45,000 15,000 150,000 25,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
Bipin Ghelani	75,000 10,000 10,000 10,000 25,000 10,000	Jan. 15, 2003 Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.60 0.95 1.21 1.23 1.70 2.04	Jan. 15, 2008 Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.60 0.95 1.21 1.23 1.70 2.04

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Dorothy Miller	75,000 15,000 10,000 50,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
Jack Miller	25,000 10,000 10,000 25,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
Gary Paulson	25,000 10,000 10,000 25,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007	$0.95 1.21 1.23 1.70 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012	$0.95 1.21 1.23 1.70 2.04
Ian Talbot	25,000 25,000 10,000 75,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 Jan. 11, 2007	$0.95 1.21 1.23 2.04	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 Jan. 11, 2012	$0.95 1.21 1.23 2.04
Total	1,285,000

In addition to the options granted to Directors and Senior Officers of the Corporation, the Corporation issues share purchase options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan, the Corporation has reserved a total of 2,172,154 shares for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Of the reserved shares, 322,154 remain available for stock option grants. Shareholders must approve the stock option plan at each annual general meeting, at which time the number of shares available for issue increases to a total of 10% of the Corporation’s issued and outstanding shares as of the record date for the meeting.

As of January 31, 2007, there are five employees who have been granted stock options in the aggregate amount of 635,000 options at exercise prices ranging from $0.95 to $2.04 with expiry dates between June 2009 and January 2012. Individual grants of more than 30,000 options vest over a period of two years.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2007, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement effective January 1, 2007 with Equity Engineering Ltd. (“Equity”), incorporated herein by reference to Exhibit 4.30 of this Form 20-F, pursuant to which Equity will furnish the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $10,800 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack, who are directors and officers of the Corporation.

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

During the fiscal year ended January 31, 2007, there were five such projects: RDN, Tide, and Williams properties in British Columbia, Northgate Alliance in the Yukon, and the Goodpaster properties in Alaska.

The RDN project represented one type of contract. Equity Engineering was contracted to provide geological consulting services for the project, then costs were passed on to the joint venture partner, Northgate Minerals for reimbursement. A Joint Venture management fee of 7.5 % was charged only on costs paid directly by the Corporation. The Corporation’s share of expenditures was $8,430 of which Equity was paid $5,199 for geological consulting fees and project management fees, $210 for drafting, $67 for maps and reproductions and $15 for support services. The Corporation provided technical assistance at a cost of $2,939.

Equity Engineering was contracted to provide geological consulting services for the Tide project, with the costs passed on to the joint venture partner Serengeti Resources for reimbursement. The Corporation’s share of expenditures was $5,322 of which Equity was paid $64 for maps and reproductions and $19 for support services. The Corporation provided technical assistance at a cost of $4,700 and other support activities totalling $539.

Equity Engineering was contracted to provide geological consulting services for the Williams project, with the costs passed on to the joint venture partner Arcus Development Group for reimbursement. The Corporation’s share of expenditures was $14,310 of which Equity was paid $3,598 for geological consulting fees and project management fees, $845 for drafting, and $172 for support services. The Corporation provided technical assistance at a cost of $7,798 and other support activities totalling $1,897.

Equity Engineering was contracted to provide geological consulting services for the Northgate Alliance field work, with the one-half of the costs reimbursed by Northgate Minerals. Total expenditures were $349,156 of which Equity was paid $78,754 for aircraft and helicopter, $12,986 for camp and support, $48,200 for chemical analysis, $9,542 for communication and freight, $15,891 for materials and maps, $78,856 for geological consulting fees and project management fees and $19,603 for travel. The Corporation provided technical assistance at a cost of $55,244, chemical analysis costs of $564, professional fees of $7,634, recording and filing fees of $9,960, travel costs of $7,262 and other support activities totalling $4,660. Northgate paid reimbursement of $179,627.

The Corporation paid Equity Geoscience Ltd., a wholly owned subsidiary of Equity Engineering Ltd., $241,805 of the total costs of $452,210 for the Goodpaster project in Alaska. This total included $47,408 for aircraft and helicopter, $13,190 for camp and support services, $50,876 for chemical analysis, $6,320 for equipment rentals, $4,483 for freight, $96,667 for geological consulting fees and project management fees, $12,159 for maps and materials, and $10,702 for travel. The Corporation provided technical assistance costs of $32,182, professional fees of $5,703, recording and filing fees of $170,159 and other support costs of $2,361.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2007.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2007 as follows:

	Monthly	Yearly
David A. Caulfield	$10,800 [1]	$129,600
Henry J. Awmack	Nil	Nil
Mark E. Baknes	$9,600	$115,200
Dorothy Miller	$6,500	$78,000

[1]

Paid to Equity Engineering Ltd. pursuant to the terms of January 1, 2007 management agreement.

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

BOARD PRACTICES

The directors of the Corporation are elected by the Corporation shareholders at the Corporation’s Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation. In November 2006, a decision was made by the Board of Directors to appoint an additional board member, Ian J. Talbot. Mr. Talbot will hold this position until elections are held at the next Annual General Meeting. The Articles of the Corporation permit appointment of directors so long as the number appointed does not exceed one-third of the number elected by the shareholders at the previous Annual General Meeting.

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, P. Gary Paulson, and Ian J. Talbot. The Corporation does not have a formal compensation committee; however, independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval.

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

•

Reviewing the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application.

•

Recommending to the Board and shareholders the external auditor selected to examine the Corporation’s accounts and financial statements.

•

Approving all audit engagement terms and fees and pre-approving all non-audit and assurance services to be performed by the auditor.

EMPLOYEES

The Corporation has eight full-time employees. All other personnel are retained under contract with Equity Engineering Ltd. See Management and Consulting Contracts above. There are no contracts or collective agreements between the Corporation and any labour union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 30, 2007.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
David A. Caulfield, P. Geo. Coquitlam, B.C. President, Chief Executive Officer, Director	Common Shares: 710,001[1] Options: 355,000[2] Warrants: Nil	3.26%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board, Director	Common Shares: 1,352,001[1] Options: 95,000[2] Warrants: Nil	6.22%
Mark E. Baknes, P.Geo. Westholme, B.C. Vice-President, Exploration	Common Shares: 569,100[1] Options: 240,000[2] Warrants: Nil	2.64%
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 63,000[1] Options: 140,000[2] Warrants: Nil	0.29%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: Nil Options: Nil Warrants: Nil	0.0%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: Nil Options: 160,000[2] Warrants: Nil	0.0%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 65,500[1] Options: 80,000[2] Warrants: Nil	0.30%
P. Gary Paulson Prince George, B.C. Director	Common Shares: 168,680[1] Options: 80,000[2] Warrants: Nil	0.78%
Ian J. Talbot North Vancouver, B.C. Director	Common Shares: 22,500[1] Options: 135,000[2] Warrants: Nil	0.10%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 30, 2007, based upon information furnished by the respective shareholders.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2007.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON	Common Shares: 17,839,629	82.02%
Depository Trust Company New York, NY	Common Shares: 3,119,408	14.34%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board,	Common Shares: 1,352,001 Options: 95,000[4]	6.22%

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

The only significant change in ownership over the past three fiscal years is the gradual dilution of Mr. Awmack’s holding due to private placements completed by the Corporation. While his actual shareholdings remain the same, at January 31, 2006 it represented 6.79% of the outstanding shares of the Corporation and 7.57% at January 31, 2005.

As at January 31, 2005, Prudent Bear Fund held 2,000,000 common shares which represented 11.2% of issued share capital. The Fund currently holds less than 5% of the outstanding shares.

RELATED PARTY TRANSACTIONS

As at March 30, 2007, the Corporation was indebted to Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), in the amount of $26,162 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors and officers of the Corporation. The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

During February and March of 2007, the Corporation paid Equity $11,287 for geological consulting services and $36,243 for providing general corporate and administrative services composed of $1,231 for investor services, $21,748 for management services, $440 for office services, $10,157 for rent and $2,668 for support services.

As at January 31, 2007, the Corporation was indebted to Equity, in the amount of $54,391 for consulting services provided by Equity. During the year ended January 31, 2007, the Corporation paid Equity $736,281 for geological consulting services and $235,389 for providing general corporate and administrative services composed of $1,611 for insurance, $6,282 for investor services, $129,999 for management services, $8,061, for office services, $62,336 for rent and $27,100 for support services.

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

During the fiscal year ended January 31, 2005, the Corporation paid Equity $431,996 for geological consulting services, excluding costs paid by joint venture partners, and $203,098 for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance $3,711 - investor services; $96,462- management services; $12,026 – office; $39,172 – rent; and $37,270 - support services. The increases in these amounts reflect additional office space and services utilized by the increase in Rimfire staff.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Corporation each own 20% of a different company which is entitled to 10% of the NPI.

Except as disclosed above, during the previous three fiscal years up to March 31, 2007, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2007 and 2006

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2007, 2006, and 2005

Notes to Consolidated Financial Statements

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability

SIGNIFICANT CHANGES

There have been no significant changes since year-end that have not been disclosed elsewhere in this document.

ITEM 9   THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

The common shares of the Corporation have been listed and posted for trading on the TSX Venture Exchange. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the period January 1, 2005 to March 30, 2007.

Most recent 6 months	High	Low	Volume
October 1-31, 2006	$ 2.10	$ 1.52	457,710
November 1-30, 2006	2.34	1.90	474,536
December 1-31, 2006	2.29	1.88	523,245
January 1-31, 2007	2.23	1.84	624,379
February 1-28, 2007	2.31	2.00	441,215
March 1-31, 2007	2.23	1.91	460,156

Fiscal 2005	High	Low	Volume
First Quarter	$ 1.37	$ 1.00	806,828
Second Quarter	1.48	1.05	1,148,678
Third Quarter	1.50	0.93	3,301,016
Fourth Quarter	1.90	0.99	2,272,598

Fiscal 2006	High	Low	Volume
First Quarter	$ 2.64	$ 1.45	3,144,325
Second Quarter	2.38	1.61	1,651,784
Third Quarter	2.10	1.51	1,240,808
Fourth Quarter	2.34	1.84	1,622,160

Fiscal 2007	High	Low	Volume
First Quarter	$ 2.31	$ 1.91	901,371

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange for the last five fiscal years.

Fiscal Year ending	High	Low	Volume
January 31, 2007	$2.64	$ 1.45	7,659,077
January 31, 2006	$1.90	$ 0.93	7,529,120
January 31, 2005	1.80	0.76	5,946,066
January 31, 2004	1.25	0.51	4,744,159
January 31, 2003	0.84	0.35	3,033,956

At January 31, 2007, there were 21,736,539 of the Corporation’s Common Shares outstanding. As of March 30, 2007, there were 21,784,039 Common Shares issued and outstanding.

At January 31, 2007, 3,663,904 Common Shares were held by 28 registered holders in the United States, representing an aggregate of 17% of the Corporation’s total issued and outstanding Common Shares. The Corporation is not listed for trading on any securities exchange in the United States, and there has been no market in the United States for the Common Shares. As of March 30, 2007, 3,663,904 Common Shares were held by 22 registered holders in the United States.

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd.(Incorporation Number BC0405623). The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's authorized capital consists of an unlimited number of common shares without par value, of which 21,751,539 are issued and outstanding as at January 31, 2007. The shareholders approved the increase in authorized capital from 100,000,000 at the annual general meeting held in June 2004.

The Corporation's head office and its registered and records office is located at Suite 700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There was a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes. The Corporation has completed the transition process by obtaining shareholder approval of special resolutions adopting new articles of incorporation. The amended articles have been filed with Corporate Registry, effective August 5, 2004 and were filed as an exhibit with the annual report.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the requirements of the Business Corporations Act (British Columbia), and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation shareholders.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the Business Corporations Act (British Columbia), or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares. Subject to the requirements of the Business Corporations Act (British Columbia), the rights or restrictions on any class of shares may be amended by ordinary resolution of the shareholders of the Corporation.

The Annual General meeting for the Corporation must be held at least once in each calendar year and not more than 15 months after the last annual meeting at such time and place as may be determined by the directors. The Corporation must send notice of the date, time, and location of any meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. The directors may set a record date for the purpose of determining shareholders entitle to notice of any meeting. The record date must not precede the meeting date by more than two months or fewer than 21 days. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person invited by the directors is entitled to attend a meeting of the shareholders but that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy-holder entitled to vote at the meeting.

If the meeting of shareholders is to consider special business, the notice must state the general nature of the special business and attach a copy of any document to be ratified. If a copy of the document is not attached, it must be available for inspection by shareholders at the Corporation’s records office.

There are no limitations on the rights of share ownership including the rights of non-resident or foreign shareholders to hold shares or exercise voting rights for those shares. There is no provision for an ownership threshold above which shareholder ownership must be disclosed to the Corporation.

There is no provision in the Corporation’s articles of association that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.

None of the provisions in the Corporation’s articles of association is significantly different from those applying to all corporations within British Columbia nor are these conditions more stringent than is required by law.

MATERIAL CONTRACTS

The Corporation entered into a management agreement effective January 1, 2007 with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as President and Chief Executive Officer of the Corporation for the sum of $10,800 per month. The agreement also provides that Rimfire will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors and officers of the Corporation.

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

SUBSIDIARY INFORMATION

The Corporation has two (2) wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of the State of Alaska (File 64596-D) on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, and Rimfire Nevada Ltd. (Rimfire Nevada) which was incorporated under the laws of the State of Nevada (File 105C-05) on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests. The Corporation has one (1) wholly-owned Australian subsidiary, Rimfire Australia Pty. Ltd. which was incorporated under the laws of the State of Victoria, Australia (ACN 121-382-554) on August 23, 2006 for the purpose of conducting exploration in Australia,

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares.

Rimfire Nevada is authorized to issue 75,000 no par value common shares. The only shareholder of Rimfire Nevada is the Corporation and it holds all issued and outstanding company shares.

Rimfire Australia Pty. Ltd. is authorized to issue 10,000 no par value ordinary shares. The only shareholder of Rimfire Australia is the Corporation and it holds all issued and outstanding company shares.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold any long-term debt nor does it issue any derivative financial instruments. The primary financial instruments that the Corporation holds which are subject to interest rate fluctuation are term deposits held for near-term use. In addition, the Corporation has initiated a short-tem investment strategy whereby funds which are not anticipated to be required in the very near term are invested in treasury bills and bankers acceptances. The maturity of these instruments varies from 3 months to one year. These investments are sensitive to extreme changes in interest rates since the reinvestment potential would be different when the market rates change. However, the principal and interest are guaranteed for the term of the investment. The Corporation is not relying on the investment income from these instruments to fund operations, and therefore does not deem this to be a market risk to the Corporation.

The Corporation’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

The Corporation does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts; therefore, there is no market risk, within the meaning of Item 11, to the Corporation from this limited exposure to foreign exchange translation effects.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

a) Disclosure controls and procedures

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

In November 2006 a comprehensive review of risk factors facing the Corporation was undertaken by management and the board of directors. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

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

b) Management’s annual report on internal control over financial reporting

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission

c) Attestation report of the registered public accounting firm

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission

d) Changes in internal control over financial reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of Financial Expert on the Corporation’s audit committee. Mr. Ghelani is "independent" of the Corporation, as that term is defined by Section 803 of the American Stock Exchange (AMEX) Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the audit committee have significant financial experience within the mining industry and are considered financially literate, although they do not meet the definition of “audit committee financial expert.”

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ending January 31, 2007	Fiscal Year ending January 31, 2006
Audit Fees	$ 26,000	$ 16,000
Audit-related fee	4,275	520
Tax services - Canadian	1,500	1,500
Tax services - US	1,900	1,600
All other fees	216	554
Total fees billed	$ 33,891	$ 20,174

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

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s 20-F Registration Statement. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “All other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of assistance in the documentation of processes and controls and disbursements made by the auditor on behalf of the Corporation.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit-related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2007 and 2006

Statements of Loss and Deficit, Statements of Cash Flows,

Statement of Changes in Shareholders’ Equity, and Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2007, 2006, and 2005

Notes to Consolidated Financial Statements

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	8
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2007	t
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	8

4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	8
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	8
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	8
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	8
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	►
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	►
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	t
11.1	Corporate Governance Policy adopted November 20, 2002	a
11.2	Code of Ethics – Board of Directors dated January 31, 2003	a
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	a
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	a
11.5	Incentive Stock Option Plan	8
31.1	Certification by Chief Executive Officer	t
31.2	Certification by Chief Financial Officer	t
32.1	Certification by Chief Executive Officer	t
32.2	Certification by Chief Financial Officer	t

t

Filed as exhibits in connection with this document

►

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 26, 2006.

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
David A. Caulfield
President & Director

Date: May 10, 2007

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2007, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Rimfire Minerals Corporation and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, include management’s best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

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

The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review financial statements and reports prepared by management, internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, an independent firm of Registered Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

“David A. Caulfield”

“Dorothy Miller”

David A. Caulfield, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

Hay & Watson  CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2007 and 2006 and the consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2007 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 12 to the consolidated financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2007

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 31, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2007

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9   l   Tel: (604) 732-1466  Fax: (604) 732-3133

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

Mineral Property Operations	2007	2006	2005
Revenue
Option proceeds	$168,500	$163,500	$358,630
Project management fees	64,776	36,277	55,708
	233,276	199,777	414,338
Expenses
Acquisition costs	307,542	202,167	217,385
Exploration expenditures	1,538,295	1,116,172	1,105,733
Reclamation obligations	33,418	-	35,363
Joint venture reimbursements	(560,058)	(33,988)	(145,641)
Exploration tax credits	(32,702)	(18,736)	(122,227)
	1,286,495	1,265,615	1,090,613
Loss from mineral property operations	1,053,219	1,065,838	676,275
Other Operations
Revenue
Interest	135,804	68,672	69,715
Other	2,469	7,900	3,274
	138,273	76,572	72,989
Expenses
Accounting and legal	61,877	40,934	27,389
Depreciation	53,920	33,980	17,344
Foreign exchange losses	7,519	8,196	4,713
Investor services	41,500	36,478	63,471
Management services	117,469	116,804	92,820
Marketing and promotion	109,752	77,234	84,316
Office	112,134	78,959	98,950
Rent	65,454	63,832	39,172
Salaries and support services	367,688	255,550	163,503
Share-based compensation	1,040,212	206,689	292,149
Travel and entertainment	62,908	48,920	44,386
	2,040,433	967,576	928,213
Loss from other operations	1,902,160	891,004	855,224

Loss Before Marketable Securities Transactions	2,955,379	1,956,842	1,531,499
(Loss) Gain on Sale of Marketable Securities	182,882	(49,264)	35,819

Loss before Income Taxes	2,772,497	2,006,106	1,495,680
Future Income Tax Recovery (Note 7)	-	182,500	-

Net Loss	$2,772,497	$1,823,606	$1,495,680
Basic and Diluted Loss Per Share	$0.13	$0.10	$0.09
Weighted average number of shares outstanding	21,414,928	18,656,974	17,231,840

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

January 31

(Expressed in Canadian Dollars)

		2007	2006
ASSETS
Current
Cash and cash equivalents		$2,951,298	$2,836,027
Short-term investments		1,223,356	-
Marketable securities		643,168	88,370
Accounts receivable		360,607	64,635
Prepaid expenses		35,724	16,192
		5,214,153	3,005,224

Office, Computer, and Field Equipment, less accumulated
depreciation of $124,203 (2006- $70,282)		78,405	61,564
Project Deposits (Note 3)		66,030	28,700
Mineral Property Interests (Note 4)		-	-

		$5,358,588	$3,095,488

LIABILITIES
Current
Accounts payable and accruals		$284,218	$62,733
Payable to related party (Note 6)		54,391	36,846
Joint venture project deposits		506,821	-
		845,430	99,579

Mineral Property Reclamation Obligation (Note 9)		68,782	35,363
		914,212	134,942

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		12,120,742	9,358,013
Contributed Surplus (Note 5)		1,845,676	922,976
Deficit		(10,092,940)	(7,320,443)
Accumulated Other Comprehensive Income (Note 2)		570,898	-
		4,444,376	2,960,546

		$5,358,588	$3,095,488

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

Cash Flows Used for Operating Activities	2007	2006	2005
Mineral property operations
Acquisition costs	$(322,640)	$(175,818)	$(208,635)
Exploration costs (net of joint venture
reimbursements)	(962,116)	(1,144,890)	(942,221)
Exploration tax credits and grants	-	122,229	62,157
Joint venture project deposits	506,821	(97,806)	97,806
Project management fees	63,278	36,293	58,061
Reclamation deposits	(36,021)	15,700	(24,200)
Mineral property interest option proceeds	145,000	150,000	295,130
Other operations
Cash paid for supplies and services	(963,859)	(688,520)	(597,035)
Advances from related party	17,545	3,478	658
Interest and other revenue received	81,025	64,739	68,089

	(1,470,967)	(1,714,595)	(1,190,190)
Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	222,481	15,736	66,958
Purchase of short-tem investments	(1,210,800)	-	-
Purchase of office and field equipment	(70,761)	(51,483)	(37,442)

	(1,059,080)	(35,747)	29,516
Cash Flows From Financing Activities
Common shares issued for cash	2,700,701	1,895,029	3,208,200
Share issue costs	(55,383)	(32,743)	(241,357)

	2,645,318	1,862,286	2,966,843

Increase in Cash	115,271	111,944	1,806,169
Cash and cash equivalents, Beginning of Year	2,836,027	2,724,083	917,914

Cash and cash equivalents, End of Year	$2,951,298	$2,836,027	$2,724,083
Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$-	$-	$(8,750)
Shares issued for acquisition of
mineral property interests	-	-	8,750
Marketable securities received	(23,500)	(13,500)	(63,500)
Mineral property interest option proceeds	23,500	13,500	63,500
Share-based compensation expense	1,040,213	206,689	292,149
Shares issued for Mineral Deposits Research	-	-	9,878
Unit membership

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income
Years Ended January 31
(Expressed in Canadian Dollars)

	2007	2006	2005

Net Loss	$(2,772,497)	$(1,823,606)	$(1,495,680)
Other comprehensive income
Changes in fair value of investments	476,800	-	-
Taxes arising on changes in fair value
of investments (Note 7)	-	-	-
Other comprehensive income	476,800	-	-

Total comprehensive loss	$(2,295,697)	$(1,823,606)	$(1,495,680)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2007	2006	2005
Common Shares (Note 5)
Balance, beginning of year	$9,358,013	$7,467,987	$4,447,484
Issued for:
Cash - private placement	2,550,000	-	2,659,200
Cash - private placement (flow-through shares)	-	500,000	-
Cash – exercise of share purchase warrants	8,500	1,245,029	506,500
Cash – exercise of share purchase options	142,200	150,000	42,500
Mineral properties	-	-	8,750
Membership fee	-	-	10,000
Transfer from contributed surplus on the exercise of share purchase options	117,512	210,240	34,910
Future income taxes related to flow-through share issue	-	(182,500)	-
Share issue costs	(55,483)	(32,743)	(241,357)

Balance, end of year	12,120,742	9,358,013	7,467,987

Contributed Surplus
Balance, beginning of year	922,976	926,527	669,288
Share-based compensation	1,040,212	206,689	292,149
Transfer to common shares on exercise of share purchase options	(117,512)	(210,240)	(34,910)

Balance, end of year	1,845,676	922,976	926,527

Deficit
Balance, beginning of year	(7,320,443)	(5,496,837)	(4,001,157)
Net loss for the year	(2,772,497)	(1,823,606)	(1,495,680)

Balance, end of year	(10,092,940)	(7,320,443)	(5,496,837)

Accumulated Other Comprehensive Income
Balance, beginning of year (Note 2)	94,098	-	-
Changes in fair value of investments	476,800	-	-

Balance, end of year	570,898	-	-

Shareholders’ Equity	$4,444,376	$2,960,546	$2,897,677

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada	Total
Cumulative net expenditures, January 31, 2004	$1,790,383	$44,662	$ -	$ -	$1,835,045

Acquisition Costs	190,330	24,152	-	2,903	217,385
Exploration Expenditures	1,023,765	56,227	-	25,741	1,105,733
Exploration Tax Credits	(122,227)	-	-	-	(122,227)
Joint Venture Reimbursements	(145,641)	-	-	-	(145,641)
Reclamation Obligations	35,363	-	-	-	35,363
Option Proceeds	(263,500)	(95,130)	-	-	(358,630)
Net expenditures, year ended January 31, 2005	718,090	(14,751)	-	28,644	731,983

Acquisition Costs	84,152	104,692	-	13,323	202,167
Exploration Expenditures	739,439	194,786	-	181,947	1,116,172
Exploration Tax Credits	(18,736)	-	-	-	(18,736)
Joint Venture Reimbursements	(33,988)	-	-	-	(33,988)
Option Proceeds	(163,500)	-	-	-	(163,500)
Net expenditures, year ended January 31, 2006	607,367	299,478	-	195,270	1,102,115

Acquisition Costs	79,818	16,297	182,367	29,060	307,542
Exploration Expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration Tax Credits	(32,702)	-	-	-	(32,702)
Joint Venture Reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation Obligations	6,088	-	-	27,330	33,418
Option Proceeds	(168,500)	-	-	-	(168,500)
Net expenditures, year ended January 31, 2007	526,806	93,221	235,349	262,619	1,117,995

Cumulative net expenditures, January 31, 2007	3,642,646	422,610	235,349	486,533	4,787,138
Less write-downs and abandonments	(633,063)	(6,290)	(22,746)	-	(662,099)
Net cumulative expenditures on active mineral properties charged to operations, from inception to January 31, 2007	$3,009,583	$ 416,320	$ 212,603	$486,533	$4,125,039

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 12 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to cash.

Short-term Investments

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition.

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at fair value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from other comprehensive income to the statement of operations. When declines in value are significant and not considered temporary, the write-down in value will be included in operations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate for the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

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

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions of these recommendations do not require restatement of previous financial statements. The fair value of marketable securities which are classified as available-for-sale was $182,468 at January 31, 2006.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2007	2006	2005
Acquisition Costs	$ 307,542	$ 202,167	$217,385

Exploration Costs
Aircraft and helicopter	129,550	171,480	261,871
Camp	64,862	72,522	58,846
Chemical analysis	130,992	38,751	52,832
Drafting	5,579	11,937	13,148
Drilling and trenching	73,920	49,763	87,046
Equipment rental	30,728	15,741	16,228
Freight	10,493	11,350	12,341
Geological and engineering	526,522	319,943	354,662
Geophysical surveying	132,176	68,922	-
Maps and reproductions	22,800	13,421	17,341
Materials	33,412	24,346	30,249
Project management	64,486	73,452	97,443
Reclamation expense	645	-	-
Recording and filing	255,627	216,415	67,720
Travel	56,503	28,129	36,006

	1,538,295	1,116,172	1,105,733
Exploration tax credits and grants	(32,702)	(18,736)	(122,227)
Joint venture reimbursements	(560,058)	(33,988)	(145,641)
Reclamation obligation	33,418	-	35,363

	1,286,495	1,063,448	873,228

Option Proceeds	(168,500)	(163,500)	(358,630)

Net Expenditures For the Year	1,117,995	1,102,115	731,983

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005
Cumulative Net Expenditures, Beginning of Year	3,669,143	2,567,028	1,835,045

Cumulative Net Expenditures, End of Year	4,787,138	3,669,143	2,567,028
Property Write-downs and Abandonments	(662,099)	(571,931)	(302,917)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 4,125,039	$3,097,011	$2,264,111

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return (“NSR”). The Company can purchase 2% of the NSR for $3,000,000. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property.

CANGOLD Limited (“CANGOLD”) has earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. CANGOLD is operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

•

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. The road construction is scheduled for completion in late 2008 with third party access probable in 2009. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property. The Grizzly Property will be owned 100% by the Corporation and will no longer form part of the RDN Joint Venture Agreement.

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments to the Company of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Issue shares of Arcus to the Company:

•

100,000 common shares on or before December 31, 2006 (received)

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Arcus can earn an additional 9% interest for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has assumed the following obligations from the original and amended agreements with Plutonic and has earned their 51% interest in the property:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004-received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004-received)

Issue shares of American Creek to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) (received)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Fund exploration expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before January 15, 2007 (as amended Oct 27, 2006-completed)

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, earn another 5% interest by providing 100% of the initial project development financing.

American Creek will be operator for the 2007 exploration programs.

Kizmet Property, British Columbia

The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims contributed by each company. Barrick paid the Company $75,000. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. On November 22, 2006 Barrick served notice of withdrawal from this agreement. The Company will retain 100% interest in the Kizmet claims, subject to a 1% NSR.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Auddie Property

Effective January 29, 2007, the Company signed an option agreement to purchase 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million .The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company is to complete exploration expenditures of $30,000 in 2007.

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 72 claims in the Yukon were staked on behalf of the Alliance. Upon acquisition of a property, Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company was operator during the compilation and field examination phases of the project.

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

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Fronteer has funded the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. Fronteer is operator of the project and funded 100% of the exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Goodpaster Properties, Alaska

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was subsequently transferred to McEwen Capital Corporation (“McEwen”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that McEwen will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties, including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, McEwen may acquire a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property, Alaska

The Company holds a 100% interest in 265 claims staked in December 2005.

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon funding of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby Rimfire has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000 aggregate for the target areas.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to funding USD$300,000 in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of USD$300,000 on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest. The Corporation staked 118 claims in the area.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before each anniversary from March 31, 2007 to March 31, 2010

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% NSR for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

100% of the NSR can be purchased for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

5.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 31, 2004	13,615,621	$ 4,447,484
Issued for cash
Private placement, net of issue costs of $235,103	2,996,907	2,424,097
Exercise of warrants, net of issue costs of $2,742	1,110,000	503,758
Exercise of share purchase options, net of issue costs of $3,245 and including transfer from contributed surplus on the exercise of options	100,000	74,165
Issued for Mineral Deposits Research Unit membership,
net of issue costs of $122	7,692	9,878
Issued for mineral property interests, net of issue costs of $145	25,000	8,605

January 31, 2005	17,855,220	7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $3,231	1,128,819	1,241,798
Exercise of share purchase options, net of issue costs of $235 and including transfer from contributed surplus on the exercise of vested options	600,000	360,005
Flow-through shares, net of issue costs of $29,277 and future income taxes of $182,500	415,500	288,223

January 31, 2006	19,999,539	9,358,013
Issued for cash
Private placement, net of issue costs of $55,243	1,572,000	2,494,757
Exercise of share purchase options, net of issue costs of $190 and including transfer from contributed surplus on the exercise of vested options	175,000	259,522
Exercise of warrants, net of issue costs of $50	5,000	8,450

January 31, 2007	21,751,539	$12,120,742

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,172,154 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	January 31, 2007		January 31, 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,195,000	$ 0.99	1,645,000	$ 0.70
Granted	900,000	1.78	150,000	1.23
Exercised	175,000	0.79	600,000	0.25
Outstanding at end of year	1,920,000	1.38	1,195,000	0.99
Options exercisable at end of year	1,607,500	1.30	1,130,000	1.00

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	230,000	1.21	230,000	1.21
22-Dec-10	135,000	1.23	135,000	1.23
17-July-11	700,000	1.70	425,000	1.70
11-Jan-12	200,000	2.04	162,500	2.04
	1,920,000		1,607,500

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2007 was $1.67 per share (2006 - $1.06; 2005 - $0.83). The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	January 31, 2007	January 31, 2006	January 31, 2005
Volatility	164%	137%	110%
Risk-free interest rate	4.32%	3.84%	2.60%
Expected life	5 years	5 years	4.6 years
Expected dividend yield	-	-	-

The following warrants, issued on April 13, 2006, are outstanding as of the date of these financial statements.

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	135,000	$1.70	13-April-08
Share Purchase Warrant	1,572,000	2.25	13-April-08
	1,707,000

The warrants were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater before April 13, 2007 or $2.75 per share or greater before April 13, 2008 the Company may, at its option and by notice in writing to each holder, require the holder of the warrants to exercise the warrants within 30 days, failing which the warrants will be deemed to have expired.

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

During the year ended January 31, 2007, the Company paid Equity $736,281 (2006 - $206,763, 2005 - $431,996) for geological consulting services and $235,389 (2006-$244,871, 2005 - $203,099) for providing general corporate and administrative services composed of $1,611 (2006 - $1,117, 2005 - $14,457) for insurance, $6,282 (2006 - $4,279, 2005 - $3,711) for investor services, $129,999 (2006 -$99,305, 2005 - $96,462) for management services, $8,061 (2006 - $5,810, 2005 - $12,026) for office services, $62,336 (2006 - $62,696, 2005 - $39,172) for rent and $27,100 (2006 - $71,663, 2005 - $37,270) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

7.

INCOME TAXES

The Company’s future income tax assets are:

	January 31
	2007	2006
Future income tax assets (liabilities)
Mineral property interests	$ 885,431	$ 661,872
Other assets	11,460	17,603
Net change in fair value of investments	(97,395)	-
Tax loss carry-forwards	1,530,970	1,140,367
	2,330,466	1,819,842
Valuation allowance	(2,330,466)	(1,819,842)
Net future income tax assets	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2007	2006	2005
Loss before income taxes	$ 2,772,497	$ 2,006,106	$ 1,495,680

Statutory tax rate	34.12%	35.6%	37.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 945,976	$ 714,174	$ 562,376

Add (deduct):
Non-deductible expenses
Share-based compensation	(354,920)	(73,581)	(109,848)
Other	(149,182)	40,918	95,014
Tax effect of current period losses not recognized	(441,874)	(681,511)	(547,542)
Future income tax asset not previously recognized	-	182,500	-
Future income tax recovery	$ -	$ 182,500	$ -

At January 31, 2007, the Company has unrecognized non-capital losses for income tax purposes of approximately $4,243,000 that may be used to offset future taxable income. If unused, these losses will expire as follows:

2008	$ 298,000
2009	322,000
2010	350,000
2011	414,000
2015	557,000
2016	1,007,000
2017	1,295,000
$ 4,243,000

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

8.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, short term investments, marketable securities, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values.

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

(d)

Interest risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

9.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

10.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas; Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment for the fiscal years ending January 31:

	2007	2006	2005
Canada	$ 2,927,535	$ 2,797,535	$ 2,618,968
Alaska	7,034	25,818	105,115
Australia	4,355	-	-
Nevada	12,374	12,674	-
	$ 2,951,298	$ 2,836,027	$ 2,724,083

All other assets are held solely by the Canadian segment.

The following table shows the revenue attributable to each operating segment:

	2007	2006	2005
Canada	$ 371,048	$ 275,376	$ 392,154
Alaska	486	837	95,173
Australia	-	-	-
Nevada	15	136	-
	$ 371,549	$ 276,349	$ 487,327

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11.

SUBSEQUENT EVENTS

Effective March 31, 2007, the Company signed an option agreement to purchase 100% interest in a group of four properties, Tess, Firecat, Copper Star and Lynx, collectively called the PWG Project. The Company is to make an initial cash payment of $40,000 and fund exploration expenditures of: $50,000 on or before March 1, 2008. The Company may elect to option any or all of the claims upon delivery of written notice not later than March 31, 2008. To earn a 100% interest in each property, subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million, the Company will make cash payments of:

•

$15,000 within 10 days of the Claim Election Notice (“Notice”)

•

$20,000 on or before the first anniversary of the Notice

•

$30,000 on or before the second anniversary of the Notice

•

$45,000 on or before the third anniversary of the Notice.

•

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Canadian GAAP for accounting for income taxes is included in section 3465 of the CICA Handbook. The Company has determined that there are no differences in the reported liabilities and shareholders’ equity arising from differences in accounting policies in Canada and the United States.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. As of January 31, 2007 there are no shares held in escrow.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

(c)

  Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Loss per Share

	2007	2006	2005

Weighted average number of shares outstanding under Canadian GAAP	21,414,928	18,656,974	17,231,840
Escrow shares	-	-	29,865
Weighted average number of shares outstanding under U.S. GAAP	21,414,928	18,656,974	17,201,975

Loss Per Share under U.S. GAAP	$0.13	$0.10	$0.09

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

1.1

Date

The information in this form includes financial results for the year ending January 31, 2007 with other information current to April 15, 2007.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

In 2006, Rimfire was able to advance projects in the Company’s project portfolio as well as adding new ones to the project pipeline. Drilling was completed at the RDN and Williams projects, and subsequent to year end, at the Poncho, Nevada. Work at the Jake and Tide projects, BC, Goodpaster, Alaska and Wernecke Breccia, Yukon Territory was completed in preparation for drilling anticipated in 2007.

Adding new early stage projects was also a priority in 2006 and for the first time the Company left North America to acquire early-stage gold exploration properties in the Lachlan Fold Belt, New South Wales, Australia. This opportunity came to Rimfire through the relationship the Company built with BWG Mining and the use of their “Neural Network” data mining process in Rimfire’s endeavours in the Walker Lane Mineral Belt of Nevada. New early stage project generation is the focus of the Northgate Exploration Alliance, where two grassroots gold targets were investigated in western Canada.

In keeping with the Company’s joint venture business model, the past year saw the creation of new partnerships to explore the Company’s Williams, Tide and Goodpaster District properties.  It is anticipated that all three of these projects will figure significantly in the company’s exploration exposure over the next few years.

In total, Rimfire saw exploration on 10 projects in North America and Australia in 2006, including work on wholly-owned projects being readied for joint-venture. The Company continues to execute the business of mineral exploration following the “joint venture” model.

2006 Exploration Overview

British Columbia

The Company’s partner, Northgate Minerals Ltd., completed a 1350 metre drilling program in August at the RDN, testing the Eskay Creek time-equivalent mudstone-rhyolite contact at the Arctic Grid. Groundwork was also undertaken at the Grizzly Showing, a copper-gold porphyry target. This program was followed by a five-hole, 864 metre drilling program at the Williams Property. Drilling, funded by Arcus Development Group Inc., tested the GIC porphyry gold-copper target. Subsequent to the completion of the program, new claims were added, increasing the property size by 250%. Mapping and prospecting, targeting the Crest Anomaly (36 Zone), on

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

the Tide Property was completed by Serengeti Resources Inc. prior to assigning their option to American Creek Resources Ltd. in October.

Alaska

The Company consolidated its land position in the Goodpaster District, reacquiring the Eagle and ER-Ogo-Fire properties from AngloGold Ashanti (U.S.A.) Exploration Inc. Crews conducted a reconnaissance program to assess new claims Rimfire acquired in late 2005, as well as mapping and prospecting to further define high priority targets generated in previous programs. During the fourth quarter, Evanachan Limited, a private company owned by Robert McEwen, signed an option agreement to explore the Company’s portfolio of Goodpaster District properties, in east-central Alaska.

Australia

The Company signed an agreement with BWG granting the Company exclusive rights to use a data mining study of the Lachlan Fold Belt, New South Wales Australia, conducted by BWG. Using targeting maps generated from the study, Rimfire Australia Pty Ltd. applied for nine exploration licences covering high-priority gold exploration targets.

Nevada

A drill program was started in January 2007 at the Poncho Property, Nevada targeting vein structures underlying a series of silica caps. Approximately 1575 metres (5200 feet) of drilling was planned with at least two holes testing each target area. Drilling was suspended in early February when the drill contractor was unable to reach the planned target depths due to equipment limitations. The program was completed by another contractor at the end of March 2007.

Yukon Territory

Fronteer Development Group Inc. evaluated 48 target areas in the Wernecke Mountains of the Yukon Territory for Olympic Dam-style copper-gold-uranium potential. Fronteer conducted rock and soil sampling, prospecting, mapping and an airborne gravity geophysical survey covering the project area.

Financial Overview for Fiscal Year Ended January 31, 2007

The Company completed a private placement in April 2006 consisting of 1,572,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant. The net proceeds were $2,494,757 after payment of share issue costs of $55,243.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Net exploration expenditures were nearly the same as in the previous fiscal year. While both exploration and acquisition expenditures were higher than before, the joint venture reimbursement, options proceeds and management fees were also higher resulting in similar total expenditures.

General and administrative expenditures have doubled from the previous year. Over half of this cost is the $1,040,212 attributable to stock options granted to directors and employees during the year. The second factor increasing administrative expenditures is the addition of geological staff during the year. Increasing the Company’s geological expertise has permitted expansion into new areas of exploration while managing existing projects appropriately.

The Company’s working capital as of January 31, 2007 was $4,368,723, comprised primarily of cash, term deposits and short-term investments, compared to $2,905,645 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing.

Commencing this fiscal year, the Company has added a Statement of Comprehensive Income which records unrealized gains and losses on marketable securities. The recent increases in the stock market have resulted in an increase of $476,800 in the fair value of shares which are available for sale since the end of the previous fiscal year. The opening balance of accumulated other comprehensive income was adjusted by $94,098 to reflect the excess of fair value of securities over the cost basis used in the balance sheet for the year ended January 31, 2006. The overall gain in fair value from the cost initially recorded for these shares is $570,898.

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2007:

	2007 ($)	2006 ($)	2005 ($)
Revenues	138,273	76,572	72,989
Other Income (Option Proceeds & JV Management Fees)	233,276	199,777	414,338
Exploration & Development Expenses	1,286,495	1,265,615	1,090,613
General and Administrative Expenses	2,040,433	967,576	928,213
Net Income (Loss)	(2,772,497)	(1,823,606)	(1,495,680)
Per Share	(0.13)	(0.10)	(0.09)
Total assets	5,358,588	3,095,488	3,153,025
Long-Term Liabilities	68,782	35,363	35,363
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 12 to the consolidated financial statements and which include the following significant policies:

•

Marketable securities are classified as available-for-sale securities, which are reported at fair value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded reduced by an appropriate discount where there are trading restrictions. Securities which are not listed on a recognized exchange are recorded at cost then valued at the most recent private placement price prior to the balance sheet date.

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

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

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

•

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the year. Common share equivalents have been excluded from the computation of diluted earnings per share for the periods presented as including them would have been anti-dilutive.

1.4

Results of Operations

For the year ended January 31, 2007, Rimfire incurred a net loss of $2,772,497 ($0.13 per share) compared to a net loss of $1,823,606 ($0.10 per share) in the previous year. Revenue nearly doubled as interest revenue increased from $68,672 to $135,804 and joint venture management fees increased by $28,499 with new option agreements for the Williams property and Northgate Alliance. Option proceeds were nearly the same in both years.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

The most significant item comprising general and administrative expenses is share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. This item accounts for nearly half of the total expenditures and 78% of the increase from the previous year. Other expenditures which increased are office expenses, which includes printing and mailing costs for the annual report and meeting materials, and salaries and support services which reflects the increased number of full-time staff in the Company. Accounting and legal expenses have also increased primarily as a result of increased regulatory compliance costs.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,538,295 ($1,116,172), and property acquisition expenditures totaled $307,542 ($202,167). These costs were offset by joint venture reimbursements totaling $560,058 ($33,988). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2007, exploration tax credits are $32,702 ($18,736). Option proceeds were $168,500 ($163,500) while joint venture management fees were $64,776 ($36,277).

Several factors affect the comparison of current fiscal year exploration expenditures to previous years. The first is the initiation of two option agreements which resulted in increased option proceeds and joint venture reimbursements while reducing the Company’s overall exploration expenditures. Another factor was the acquisition costs associated with applications for exploration licences in Australia’s Lachlan Fold Belt. Exploration work in Nevada, for the Walker Lane Alliance project, and in British Columbia and Yukon, for the Northgate Alliance and Wernecke Breccia project, increased exploration expenditures for the current fiscal year. The Company has acquired several new grass-roots projects within British Columbia which will increase anticipated exploration expenditures for the coming fiscal year.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 14,092 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property which will be owned 100% by the Corporation.

During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 metre) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact encountering anomalous zinc, arsenic, and silver in hole RDN-06-49. Hole RDN-06-47 intersected a narrow interval of fault-controlled silver mineralization above the prospective horizon. This mineralization is of limited significance and will not be followed up.

The Grizzly showing area of the RDN is prospective for copper – gold porphyry related mineralization. In 2006, a chip sampling program re-sampled previous trenches and also filled in large areas not previously sampled yielding a 38.0 metre interval of 1.1 g/t gold and 0.74% copper. The exposed dimensions of the Grizzly showing are approximately 350 metres long by 50 to 100 metres wide. Soil sampling by previous workers indicate an area of about 1 square kilometre with highly anomalous copper, gold and molybdenum results. This area is still open to the north, east and southeast and is largely talus covered.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report was filed on SEDAR on May 12, 2006. No material changes have occurred since the report was filed.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 16,970 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins represent the prime exploration targets on the Thorn property. Lesser focus will be placed on the Oban Zone, although potential for additional breccia pipes should be considered.

Cangold Limited is operator for this project and withdrew initial plans for a drill program during 2006. There are currently no plans to conduct exploration on the property in 2007. A technical report was filed on SEDAR on May 12, 2006.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to American Creek Resources Ltd. (“American Creek”) The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives.

Exploration on the Tide property was comprised of a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. The program focused on the 36, Southpit and Northpit Zones.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at Rimfire’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek will be operator for the 2007 exploration program.

The sampling program was conducted by Equity Engineering Ltd. under the direction of Scott Heffernan, P. Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on April 13, 2007.

Williams

The Williams Property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling in 1983, 1984 and 2003 intersected twelve separate two-metre intercepts grading greater than 12 g/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

The 2006 program was funded by partner Arcus Development Group Inc. and tested the GIC porphyry target, an open-ended 600 by 1800 metre Induced Polarization (IP) chargeability high anomaly flanked by anomalous copper-gold soil geochemistry and copper-gold mineralization on surface. The five-hole (881 metre) program confirmed that alteration mineralogy and mineralization consistent with porphyry-style hydrothermal systems is present at the GIC. All holes intersected anomalous gold, copper and molybdenum concentrations over broad intervals. Drilling mainly targeted the till-covered southern flank and core of the IP chargeability, which drilling has shown to be a result of strong pyrite mineralization.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on February 27, 2007.

Jake Property

The Jake Property, covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization.

In March 2006, the Company undertook an initial ground magnetics and VLF electromagnetics survey to identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing six veins over the length of the 74 metre trench. In July 2006, the Company undertook a prospecting and property-wide silt sampling program to follow up on the initial ground work.

The sampling programs were conducted under the direction of Mark Baknes, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) Eco-Tech Laboratory Ltd. of Kamloops and ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has not been filed on the Jake Property.

Expenditures by the Company, excluding payments made by joint venture partners, on the British Columbia properties during the fiscal year ended January 31, 2007 were:

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

	Jake	RDN	Thorn	Tide	Williams
Acquisition costs	$ 35,815	$ -	$ 5,375	$ 7,729	$ 7,148

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp	10,953	15	199	55	60
Chemical analysis	24,953	-	-	-	-
Drafting	660	210	1,090	-	845
Drilling & trenching	5,400	-	-	-	-
Equipment rentals	6,632	-	20	-	20
Freight	478	-	-	-	-
Geological & engineering	83,691	7,550	10,738	5,030	11,372
Geophysical surveying	8,925	-	-	-	-
Maps and reproductions	4,596	68	901	64	219
Materials	3,456	-	6	-	7
Project management	8,718	587	1,470	-	354
Recording and filing	17,434	-	2,349	-	-
Travel	4,310	-	1,396	173	1,433
	180,206	8,430	18,169	5,322	14,310

Exploration tax credits	(23,439)	(1,095)	(1,865)	(20)	(937)
Joint venture payments	-	-	-	-	-
Reclamation obligations	953	-	-	-	5,135
	157,720	7,335	16,304	5,302	18,508

Option proceeds	-	(60,000)	-	(53,500)	(55,000)

Cumulative Net Expenditures
Beginning of Year	35,795	779,630	1,090,232	(102,755)	391,002
Property write-down or abandonment	-	-	-	-	-
End of Year	$229,330	$ 726,965	$ 1,111,911	$(143,224)	$ 361,658

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

•

Echo Property, consisting of 72 claims, is located in the Dawson Mining District of Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

Nechako property covering 2,594 hectares is located in the Omineca Mining Division of British Columbia, approximately 215 kilometres west of Prince George. The Company owns 100% of these claims.

•

PWG Property covering 1,898 hectares is located in the Omineca Mining Division of British Columbia near the town of Houston, BC.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Vavenby Project located in the Kamloops Mining Division of British Columbia, consists of two claims groups, the Blue River group located 15 kilometres southwest of Blue River and the Robert claim group located 16 kilometres east-southeast of Vavenby. The Company owns 50% of these claims as part of the Northgate Alliance.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

•

Wernecke Breccia Property is a group of 28 properties, consisting of 2010 claims, situated in the Wernecke Mountains, approximately 180 kilometres northeast of Mayo in east-central Yukon. The Company owns 20% of the group in a joint venture with the operator, Fronteer Development Group Inc. The secondary vendors retain a total 2% NSR as well as the 7.5-10% Net Profits Interest retained by the original vendors.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

	Adam	Fer	Northgate Alliance	Wernecke	Other
Acquisition costs	$ -	$ -	$ 6,829	$ 6,623	$ 10,299

Exploration costs
Aircraft and helicopter	-	-	78,754	-	3,388
Camp	-	656	18,935	258	2,471
Chemical analysis	-	-	48,764	-	1,528
Drafting	-	-	640	-	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	305	10,614	-	234
Freight	-	-	5,439	-	-
Geological & engineering	204	3,626	114,688	46,515	51,314
Geophysical surveying	-	-	-	121,588	-
Maps and reproductions	17	48	7,034	43	2,721
Materials	-	-	9,528	-	430
Project management	-	-	27,043	-	900
Recording and filing	-	10,500	9,960	-	-
Travel	-	216	17,753	1,513	2,810
	221	15,351	349,152	169,917	65,796

Exploration tax credits	(3)	-	(2,415)	-	(2,928)
Joint venture payments	-	(5,145)	(179,627)	-	-
Reclamation obligations	-	-	-	-	-
	218	10,206	167,110	169,917	62,868

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	62,700	104,129	-	9,619	182,917
Property write-down or abandonment	-	-	(10,484)	-	(60,210)
End of Year	$62,918	$114,335	$163,455	$186,159	$ 195,874

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres(74,000 hectares.) The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was transferred to McEwen Capital Corporation covering the Goodpaster properties. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”), subject to Rubicon shareholder approval. The terms of the agreement provide that the partner will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

During July and August of 2006, a program of surface mapping and sampling was initiated on the Company’s properties. This included property wide silt sampling of streams on ground acquired in late 2005, and both reconnaissance and follow up soil sampling, mapping and prospecting of targets generated from previous programs.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 12, 2006.

Nevada Properties

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. Upon the completion of expenditures of USD$300,000 on an acquired property, Newmont will have a one-time right to enter a 50:50 Joint Venture. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest.

On June 16, 2006, the Company leased the Gila24 claims covering 1,440 acres (583 hectares) from Silverthorn Exploration, Inc. (“Silverthorn”) by making annual cash payments that escalate over time. The Company has an option to acquire these claims subject to a 2% NSR for a cash payment of USD$500,000 to USD$5,000,000 depending on the date of exercise of the option.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

During 2006, mapping and prospecting programs identified potential drill targets. In January 2007, drilling commenced targeting vein structures. Drilling was suspended in February and recommenced in mid-March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1575 metres (5200 feet) of drilling was completed with at least two holes testing each target area. Results have not yet been compiled from this program.

A technical report has not been filed for this property. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has applied for exploration licences covering 92,673 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000-square-kilometre study area. Three licences, covering 35,998 hectares, have been granted as of the date of this report. The licences will be held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by Rimfire's exploration licence applications. A limited property examination tour was conducted late in 2006. Available data is being compiled and exploration plans prepared for reconnaissance work to be completed when additional exploration licences are granted.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed for this project.

Expenditures by the Company during the fiscal year ended January 31, 2007 (all amounts in Canadian Dollars) were:

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

	Alaska	Australia	Nevada
Acquisition costs	$ 16,297	$ 182,367	$ 29,060

Exploration costs
Aircraft and helicopter	47,408	-	-
Camp	15,551	5,075	10,634
Chemical analysis	50,876	1,681	3,190
Drafting	454	-	1,680
Drilling & trenching	-	-	68,520
Equipment rentals	6,320	1,616	4,967
Freight	4,482	-	94
Geological and engineering	104,006	34,115	53,673
Geophysical surveying	1,663	-	-
Maps and reproductions	1,465	3,402	2,222
Materials	12,159	302	7,524
Project management	24,844	54	516
Reclamation	-	-	645
Recording and filing	170,158	-	45,226
Travel	12,824	6,737	7,338
	452,210	52,982	206,229

Exploration tax credits	-	-	-
Joint venture payments	(375,286)	-	-
Reclamation obligation	-	-	27,330
	76,924	52,982	233,559

Option proceeds	-	-	-

Cumulative Net Expenditures
Beginning of Year	323,099	-	223,914
Property write-down or abandonment	-	(22,746)	-
End of Year	$ 416,320	$212,603	$ 486,533

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

At present, the Corporation does not intend to undertake any exploration at its own expense on the Adam, Alaska, Fer, Nechako, RDN, Simpson, Thorn, Tide, or Williams properties for the 2007 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

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

Fronteer Development Group Inc. is the operator for the Wernecke Breccia property. The Company will have the option to contribute 20% of the expenditures for the project or face dilution of the Company’s interest based on total deemed initial contributions of $10 million.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 20063	60,522	29,534	(336,970)	(0.02)
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)
July 31, 2005	15,891	13,265	(567,371)	(0.03)
April 30, 2005	40,590	14,756	(226,570)	(0.01)

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

1.6

Liquidity

The Company’s working capital as of January 31, 2007 was $4,368,723 comprised primarily of cash, term deposits and short-term investments, compared to $2,905,645 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing.

The Corporation’s number of issued and outstanding shares was 21,751,539 at January 31, 2007. The placement completed during the first quarter represents most of the increase from the 19,999,539 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 900,000 employee stock options were granted and 175,000 options were exercised. 1,020,000 previously granted director and employee options exercisable before December 2010 remain outstanding.

A private placement was completed on April 13, 2006 with net proceeds of $2.5 million. Share issue costs were $55,243. The private placement consisted of 1,572,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share before April 13, 2007 and $2.25 per share before April 13, 2008. The Warrants contain a provision whereby if, during the term of any unexercised Warrant, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Corporation may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants is April 13, 2008. If all remaining options and warrants are exercised, a maximum of $5.4 million will be added to the Corporation’s treasury, and shares outstanding will total 25,066,039.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures required by the agreement were completed by fiscal year end. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Adam	cash in lieu and filing $8,037	August 31, 2007
Auddie	cash in lieu and filing $2,696	November 3, 2007
Fer	51% of cash in lieu and filing $6,319	June 10, 2007
Jake	Cash payment of USD$25,000 (approximately $30,000)	October 29, 2007
Kizmet	cash in lieu and filing $131,059	January 11, 2008
RDN	Nil
Thorn	49% of cash in lieu and filing $3,856	January 4, 2008
Tide	Nil
Vavenby	50% of compilation and exploration to a maximum of $150,000 Or 50% of cash in lieu and filing $24,537	May 1, 2007 September 30, 2007

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Property	Amount	Date of payment
Wernecke Breccia	20% of exploration expenditures estimated to be $1.2 million	May 1, 2007
Williams	Advance royalty payment $5,000	December 15, 2007
Alaska properties	Nil
Australia	Project exploration USD$150,000 (approximately $185,000)	September 1, 2008
Nevada	Lease payment of USD$20,000 (approximately $22,600) Claim rental fee USD$25,365 (approximately $30,438)	March 31, 2008 August 31, 2007

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

During the year ended January 31, 2007, the Company paid Equity $736,281 (2006 - $206,763, 2005 - $431,996) for geological consulting services and $235,389 (2006-$244,871, 2005 - $203,099) for providing general corporate and administrative services composed of $1,611 (2006 - $1,117, 2005 - $14,457) for insurance, $6,282 (2006 - $4,279, 2005 - $3,711) for investor services, $129,999 (2006 -$99,305, 2005 - $96,462) for management services, $8,061 (2006 - $5,810, 2005 - $12,026) for office services, $62,336 (2006 - $62,696, 2005 - $39,172) for rent and $27,100 (2006 - $71,663, 2005 - $37,270) for support services. The cost of support services reflects additional administrative support offset by transferring some personnel to the Company’s direct payroll. The company now purchases general liability and property insurance independently from Equity Engineering Ltd, so this amount is no longer paid to a related company.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

The Company has an incentive stock option plan for directors and employees. During the fourth quarter, the directors authorized the granting of stock options to directors, officers and employees. Since the company has adopted a policy of accounting for share-based compensation at fair market value, this resulted in a significant increase in expense for the fourth quarter. Expenditures for salaries and support during the fourth quarter were slightly higher than average since unused compensatory time off is paid in cash at the end of each calendar year.

The drill program conducted on the Nevada properties during January increased exploration expenses during the fourth quarter. Joint venture reimbursements were also significantly higher with the finalization of the joint venture agreement for the Alaska properties during the fourth quarter. The decision to participate in the Wernecke Breccia joint venture resulted in payment of the Company’s share of the exploration expenditures in excess of Fronteer’s required earn-in during the final quarter.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. Several properties had significant changes in exploration undertaken during 2006 which resulted in changes to the estimates for reclamation obligations. The new figures are reflected in the financial statements as a liability for the Company. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

1.11

Proposed Transactions

Not applicable

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

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

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

Disclosure controls and procedures and internal control over financial reporting

In November 2006 a comprehensive review of risk factors facing the Company was undertaken by management and the board of directors. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring. None of the newly implemented controls constitute a material or significant change in internal controls.

As part of the comprehensive review of corporate controls and procedures, the Company utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. Parts of this framework were not appropriate for use by the Company as they referred to positions and/or job functions which do not exist in a smaller organization. The Company integrated aspects of the second document produced by COSO, Internal Control over Financial Reporting – Guidance for Smaller Public Companies into the initial review. The Company will review the final document annually to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of disclosure controls and of the design of internal controls over financial reporting and found no material deficiencies or significant weaknesses. In common with many smaller companies with few staff there is less than optimal segregation of duties. This has been addressed with the implementation of additional review and approval procedures by people who are not involved in the initial recording of financial transactions.

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

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to January 31, 2007.

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