Form 20-F
period 2008-01-31
RIMFIRE MINERALS CORP
filed 2008-05-21
CIK 1135347

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TWELVE MONTH PERIOD ENDED JANUARY 31, 2008

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of January 31, 2008: 25,607,251

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

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
anastomosing	a network of branching and rejoining fault surfaces or surface traces, braided
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
argillite	a compact rock derived from mudstone
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
bismuthinite	a mineral composed of bismuth and sulphur (Bi2S3)
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite	a mixture of calcium, iron and magnesium carbonates and muscovite mica in altered rocks
chalcedony	a cryptocrystalline variety of quartz with lower density and indices of refraction than ordinary quartz
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral Cu3AsS4
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral

felsic	applied to an igneous rock having abundant light-coloured minerals (quartz, feldspars, muscovite)
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square meters (2.471 acres)
hornblende	The commonest mineral of the amphibole group, usually black, dark green or brown
hydrothermal	a term applied to heated water or fluid
Induced Polarization (IP)	A method of ground geophysical survey that measures the voltage decay of electrical charge in the Earth following the cessation of an applied current pulse to the Earth.
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	applied to an igneous rock having dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
minerals	a homogeneous naturally occurring chemical substance
net smelter return	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
Permian	the last period of the Paleozoic era from 286 to 245 million years ago
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plagioclase	one of a group of triclinic feldspars
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million

Precambrian	all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic	the more recent of the two great divisions of the Precambrian
pyrite	a mineral composed of iron and sulfur (FeS2)
pyroclastic	formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite	a mineral composed of iron and sulfur (FeS)
rhyolite	extrusive igneous rocks with high potassium and silica content
sericitization	a hydrothermal or metamorphic process involving the introduction of, replacement by, or alteration to sericitic muscovite
silicification	the introduction of or replacement by silica
tellurium	a silvery-white to brownish–black mineral, the native semi-metallic element Te
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
tetrahedrite	a steel-gray to iron-black isometric mineral which commonly occurs in characteristic tetrahedral crystals associated with copper ores
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated pyroclastic rocks
tungsten	a metallic element with the chemical symbol W
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

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

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	124 124
ITEM 19	EXHIBITS	125

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3   KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth:

(i)

the average rates of exchange for each of Rimfire Minerals Corporation’s (hereinafter “the Corporation”) fiscal years ending January 31, for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day of each month during the period.

(ii)

 the high and low exchange rate for each month during the previous six months,

in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year ended January 31st	2008	2007	2006	2005	2004
Average Rate During Period	$0.9437	$0.8475	$0.8339	$ 0.7763	$ 0.7305

	April 2008	March 2008	February 2008	January 2008	December 2007	November 2007
High Rate	$ 0.9979	$ 1.0162	$ 1.0291	$ 1.0096	$ 1.0221	$ 1.0908
Low Rate	$ 0.9739	$ 0.9841	$ 0.9815	$ 0.9714	$ 0.9789	$ 0.9993

On April 30, 2008, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.9909 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004
Mineral Property Revenues	$ 685,244	$ 416,158	$ 150,513	$ 450,157	$ 278,468
Exploration Expenses	2,605,888	1,286,495	1,265,615	1,090,613	356,812
Depletion, Depreciation and Amortization	48,241	53,920	33,980	17,344	7,761
General and Administrative Expenses	2,017,437	1,986,513	933,596	910,869	839,701
Other Income (Interest)	271,835	138,273	76,572	72,989	24,401
Net Income (Loss)	(3,241,987)	(2,772,497)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.13)	(0.13)	(0.10)	(0.09)	(0.07)
Working Capital	8,864,011	4,368,723	2,905,645	2,844,579	1,071,452
Resource Properties	NIL	NIL	NIL	NIL	NIL
Other Assets	202,290	144,435	90,264	88,461	44,163
Long-Term Liabilities	53,308	68,782	35,363	35,363	NIL
Shareholders’ Equity	9,012,993	4,444,376	2,960,546	2,897,677	1,115,615

Total assets	9,284,376	5,358,588	3,095,488	3,153,025	1,176,633

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Corporation adopted accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending January 31, 2007. At each balance sheet date, the Corporation’s financial instruments are measured at their fair value. Gains and losses are recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments. Adoption of this provision requires that interim statements for the fiscal year must show the components of other comprehensive income and the adjustments to reclassify amounts of revenue, expense, gain and loss previously recognized in other comprehensive income to the income statement.The opening balance of accumulated other comprehensive income was adjusted by $94,098 to reflect the excess of fair value of securities over the cost basis used in the January 31, 2006 balance sheet.

Except as disclosed in Note 10 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

The Financial Accounting Standards Board has issued FASB Interpretation Number (“FIN”) 48, Accounting for Uncertainty in Income Taxes. Under FIN 48, the Corporation cannot recognize the tax benefit from an uncertain tax position in its financial statements unless the Corporation concludes that it is more likely than not the benefit will be sustained on audit, on the resolution of any related appeals, or in litigation. This judgment is based solely on an analysis of the applicable legal authorities. It may not take into account (i) the probability that the Corporation will not face a tax audit, (ii) if audited, the probability a tax auditor will not challenge the benefit, or (iii) the probability that issues can be “traded.”

If this “more likely than not” standard is met, then the tax benefit the Corporation recognizes in its financial statements is the largest amount of the tax benefit that, in the Corporation’s judgment, is greater than 50% likely of being realized in a settlement with the taxing authorities. This standard was adopted for the fiscal year ending January 31, 2008. FIN 48 requires the Corporation to review all of its prior tax positions that are uncertain as of the first day of the year (February 1, 2007) and apply FIN 48 to each of them. To the extent FIN 48 causes a different accounting treatment, there will be a corresponding adjustment to the Corporation’s retained earnings, rather than an adjustment to the Corporation’s current income tax expense and net income. The Corporation has determined that all prior tax positions are “more likely than not” to be sustained upon audit. The Corporation has unrealized net losses from the current and prior years. It is likely that these losses will not be utilized; therefore the tax benefits associated with sale of flow-through shares have been shown as an income tax recovery. The Corporation has determined that this position is “more likely than not” to be sustained upon audit.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes” which related to the Corporation’s issuance of flow-through shares. The amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Corporation renounces the qualified expenditures. Under Canadian income tax legislation, the company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Corporation has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

Both CICA Handbook Section 3061 and Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets, and the aggregate carrying amount should be reported as a separate component of property, plant and equipment. According to CICA Handbook Section 3063, SFAS 144, and EITF 04-3 these assets should be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss shall be recognized when the carrying amount is not recoverable and exceeds its fair value, based on estimates of future cash flows. As the Company has no identifiable mineral reserves, and therefore no basis on which to determine future cash flows, all acquisition costs have been expensed as incurred. For U.S. GAAP purposes, this has been presented as an impairment provision.

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004
Exploration Expenses	$2,605,888	$1,286,495	$ 1,265,615	$ 1,090,613	$ 356,812
Net Income (Loss)	(3,561,187)	(2,772,497)	(1,823,606)	(1,278,295)	(803,205)
Loss Per Share	$(0.15)	$(0.13)	($0.10)	(0.09)	(0.07)
Resource Properties (net)	-	-	-	-	-
Shareholders Equity	9,012,993	4,444,376	2,960,546	2,897,677	1,115,615

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

The Corporation has not entered into an employment contract with any of its executive officers. The services of David A. Caulfield, President and Chief Executive Officer until November 30, 2007 and Director, Business Development for the remainder of the year are provided to the Corporation pursuant to a January 1, 2008 management agreement with Equity Engineering Ltd., incorporated herein by reference to Exhibit 4.30 of this Form 20-F. (See Item 6 "Directors, Senior Management and Employees").

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

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and all of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2008 was $13,334,927.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, Yukon Territory, British Columbia or New South Wales, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

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

The Corporation’s Auddie, Grizzly, Jake, Kizmet, Quesnel Trough, RDN, Thorn, Tide, Vavenby and Williams Properties are located in British Columbia, Canada. The Auddie Property consists of 2 claims comprising 674 hectares. The Grizzly Property consists of 17 claims covering 6,104 hectares. The Jake Property consists of 65 claims covering 27,754 hectares. The Kizmet Property consists of 33 mineral claims comprising 18,445 hectares. The Quesnel Trough Properties consist of 83 claims covering 36,060 hectares. The RDN Property consists of 18 mineral claims comprising 11,441 hectares. The Thorn Property consists of 25 mineral claims comprising 16,970 hectares. The Tide Property consists of 4 mineral claims comprising 2,964 hectares. The Vavenby Project consists of 34 claims covering 16,497 hectares. The Williams Property consists of 58 mineral claims comprising 26,136 hectares. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s BLVD, Echo, Fer, Simpson and Wernecke Breccia Properties are located in Yukon Territory, Canada. The BLVD Property consists of 100 claims, the Echo Property consists of 72 claims, the Fer Property consists of 118 claims, the Simpson Property consists of 8 claims, and the Wernecke Breccias Property is comprised of 1,926 claims All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Poncho Property is located in Nevada. The property consists of 118 mining claims totaling 2,344 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $125 per claim plus a Nye County renewal fee of U.S. $8.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of Rimfire Nevada Ltd. The Gila24 Property, which is leased from Silverthorn Exploration, Inc., consists of 72 claims covering 1,440 acres. These claims are subject to the same fees as the Poncho Property. Valid title to these claims remains with the vendor.

The Corporation’s Goodpaster Properties (Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire,) are located in Alaska. The properties consist of 1,664 state mining claims totaling 183,920 acres. The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $25-. $100 per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of Rimfire Alaska with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of nine Exploration Licenses comprising 324 units covering 92,674 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year.

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

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The Corporation completed the transition process under the Business Corporations Act (British Columbia) in August 2004. At the annual general meeting held in 2004, the shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of common shares (“Common Shares”), without par value. There were 25,607,251 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2008. The registered and records office of the Corporation is located at Suite 700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

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

In addition to the RDN Property, the Corporation currently holds interests in the Grizzly, Jake, Kizmet, Quesnel Trough, Thorn, Tide, Vavenby and Williams Properties in British Columbia, the BLVD, Echo, Fer, Simpson and Wernecke Breccia Properties in the Yukon Territory, the Poncho and Gila24 properties in Nye County, Nevada and a number of properties in the Goodpaster Mining District of Alaska. The Corporation has been granted nine exploration licenses in New South Wales, Australia. A description of the Corporation's mineral exploration properties is set out below in this Item 4 under the subheading “Property, Plants and Equipment.”

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

Prior to commencing any exploration activities in any of New South Wales, Australia, Alaska, Nevada, Yukon or British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate Mining Division of the State, Territorial or Provincial government for a number of permits or licenses related to mineral exploration activities. These permits or licenses include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2008  exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in New South Wales, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

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

	Year Ended 2008($)	Year Ended 2007 ($)	Year Ended 2006 ($)
Exploration Costs	2,495,617	1,538,295	1,116,172
Mineral Property Acquisition	165,477	307,542	202,167

Note:

All figures shown above are in Canadian Dollars.

The net exploration and acquisition expenses for the period February 1, 2007 to January 31, 2008 were $2,605,888. A private placement was undertaken during July 2007 which raised $6,338,982, net of share issue costs.

The Corporation’s plan for fiscal 2008 is to obtain joint venture partners to continue exploration of the Kizmet, Quesnel Trough, and Williams properties in BC. The Corporation will conduct preliminary exploration on the Lachlan project in Australia. There will be drill programs on three properties with joint venture partners; however, there is no requirement for the Corporation to finance these exploration programs. Under the Wernecke Breccia Property agreement, Fronteer Development Group Inc. (“Fronteer”) has completed their initial earn-in of $2,000,000 in exploration. The Corporation can choose to participate by paying 20% of the expenditures or can choose dilution of ownership based on initial deemed contributions of $2,000,000 by the Corporation and $8,000,000 by Fronteer. Other option agreements are also close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 49/51, or 40/60 basis depending on the option agreements. (see Item 4: Property Plants and Equipment below).

ORGANIZATIONAL STRUCTURE

The Corporation has three (3) wholly-owned subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of Alaska on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, Rimfire Nevada Ltd. (“Rimfire Nevada”) which was incorporated under the laws of Nevada on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests and Rimfire Australia Pty Ltd. (“Rimfire Australia”) which was incorporated under the laws of the State of Victoria, Australia on August 23, 2006 for the purpose of conducting exploration in Australia.

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

Rimfire Australia is authorized to issue 10,000 common shares. The only shareholder of Rimfire Australia is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Australia is located at Suite 14, Level 2, 37 Bligh Street, Sydney NSW 2000, Australia.

INTERCORPORATE RELATIONSHIPS

RIMFIRE MINERALS CORPORATION
(British Columbia)

100%	100%	100%

RIMFIRE ALASKA, LTD.	RIMFIRE NEVADA LTD.	RIMFIRE AUSTRALIA PTY LTD.
(Alaska)	(Nevada)	(Australia)

Goodpaster
Wernecke
Thorn
RDN/Grizzly
Williams
Tide
Jake
Poncho
0
500
1,000
kilometres

RIMFIRE MINERALS CORPORATION

RIMFIRE PROJECTS

Date:
Author:
Office:
Drawing:

Projection: Lat/Long

PROPERTY, PLANTS AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its mineral property interests are the following:

•

Adam Property located in the Skeena Mining Division of British Columbia, approximately 70 kilometers northwest of Stewart, British Columbia.

•

Auddie Property located in the Omineca Mining Division of British Columbia, approximately 42 kilometers west of Germanson Landing, British Columbia.

•

Grizzly Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia.

•

Jake Property located in the Kamloops Mining Division of British Columbia, approximately 13 kilometers west of Clearwater, British Columbia.

•

Kizmet Property located in the Atlin Mining Division of British Columbia, approximately 130 kilometers northwest of Telegraph Creek, British Columbia.

•

Quesnel Trough Project, consisting of 8 properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia

•

RDN Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine.

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia.

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia.

•

Vavenby Project located in the Kamloops Mining Division of British Columbia, consists of two claims groups, the Blue River group located 15 kilometers southwest of the town of Blue River, British Columbia and the Robert claim group located 16 kilometers east-southeast of the town of Vavenby, British Columbia.

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia.

•

Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.

•

Fer Property located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometers west of Cantung in the Northwest Territories and approximately 200 kilometers north of Watson Lake, Yukon.

•

BLVD and Echo Properties located in Whitehorse and Dawson City Mining Districts of Yukon Territory, approximately 65 kilometers south-southwest of Dawson City, Yukon.

•

Simpson Property located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometers northwest of Watson Lake, Yukon.

•

Wernecke Breccia property located in the Mayo Mining District of Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon.

•

Poncho property located in Nye County Nevada approximately 60 kilometers northwest of Tonopah, Nevada.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Alaska, BLVD, Echo, Fer, Grizzly, Jake, Kizmet, RDN, Simpson, Thorn, Tide, or Williams, properties for the fiscal year ending January 31, 2009. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 1,626 square feet of office space leased under agreement with Equity Engineering Ltd. The Corporation has purchased furnishings, computers and office equipment. Photocopier and plotter are available for use from Equity and are billed on a cost-recovery basis. The rent, as of April 30, 2008, is $6,123 per month. Telephone and internet access charges are in addition to this amount.

The Corporation has signed a sublease agreement with Nexterra Energy, effective June 1, 2008, to occupy 2,974 square feet of office space. The monthly rent will be $10,617. The head office will be moved to the new location shortly after that date. In preparation for the move, the Corporation has purchased additional furnishings, computers and office equipment. A photocopier will be leased for the new location.

The Corporation’s principal mineral properties are detailed below.

RDN and Grizzly Properties, Liard Mining Division

WHITEHORSE
YUKON
Watson Lake
N.W.T.
Hay River
Dease Lake
RDN/GRIZZLY PROPERTY
ALASKA
Bell II
ALBERTA
Fairview
Prince Rupert
Smithers
Mackenzie
Prince Rupert
Slave L
Kitimat
Houston
Fort St James
Prince George
BRITISH COLUMBIA
Grande Cache
Whitecourt
Hinton
EDMONTON
Jasper
Port Hardy
Olds
PACIFIC OCEAN
Kamloops
Revelstoke
Banff
Merritt
Vernon
Kelowna
Hope
Princeton
Kimberley
Nelson
Vancouver
Osoyoos
Trail
Creston
VICTORIA
U.S.A.

0 75 150 300

Kilometres

RIMFIRE MINERALS CORPORATION

RDN/GRIZZLY PROPERTY

LOCATION
MAP

EQUITY

NOV 2006		1:8,000,000	Figure	
UTM 9 - NAD83		WARD		1
104B/15,G/2		BC

kilometres
0 1 2 3 5
Grizzly
RDN
MORE Creek
686,728
604,768
601,168
601,122
604,789
604,788
604,882
602,761
602,762
601,896
601,312
602,768
601,827
601,882
602,788
601,227
6335000
6325000
6315000
6325000 m N
6315000 m N
RIMFIRE MINERALS CORPORATION
RDN/GRIZZLY PROPERTY
CLAIM
MAP
NOV 2006
Figure
2
BC

Location and Introduction

The RDN/Grizzly Property is located in the Liard Mining Division of British Columbia approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine. The RDN property is comprised of 18 claims, covering approximately 11,441 hectares while the contiguous Grizzly property is comprised of 8 claims covering 2,652 hectares.

Work can be carried out on the RDN Property from mid June to mid September.

Two British Columbia Provincial Government Orders-in-Council, 1589(1972) and 440 (1983) have stated that ground below 580 meters above sea level may be subject to flooding for hydro-electrical development, and although mineral exploration and development may be carried out below this level, compensation will not be payable in the event of flooding. In the event that a commercially exploitable mineral deposit is discovered in those areas subject to the Orders-in-Council, a subsequent decision by the Government of British Columbia to flood the area for water resource or hydro-electric generating purposes will not entitle the title holders to the mineral deposit to any form of compensation. The lands in question lie along More Creek and its tributaries, which affect portions of the RDN 10 and14-17A mineral claims. To date, no significant mineralized areas have been identified in areas subject to the Orders-in-Council.

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

The RDN Property was optioned to Pathfinder Resources Limited in 1994, and in 1994, 1995 and 1996, Pathfinder carried out work programs which included soil sampling, geological mapping, prospecting, and geophysical surveying.

Property Acquisition

On July 31, 1997, the Corporation purchased a one-third interest in the RDN Property for $150,000 from Equity Engineering Ltd. On March 6, 2000, the Corporation increased its interest in the RDN Property from a one-third interest to 100% by acquiring a 66.66% interest from Neil Debock and Rocky Saliken pursuant to an option agreement dated as of July 31, 1997 and amended October 8, 1998. The consideration paid to Messrs. Debock and Saliken under the option agreement was an aggregate 133,330 Corporation Common Shares. Messrs. Debock and Saliken have retained a 1.34% net smelter return royalty interest in the RDN Property. The royalty interest may be reduced to a 0.67% net smelter return royalty at any time prior to or after the commencement of commercial mining operations on the property through the payment to Messrs. Debock and Saliken of an aggregate $666,666 ($333,333 to each individual ).

The Corporation signed an option agreement and subsequent amendments, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

an aggregate of $125,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Corporation will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, The Corporation purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash with a net smelter return royalty of 2%. This royalty can be purchased at any time for $2,000,000. The purchase of the LL property was funded 60% by Northgate and 40% by The Corporation.

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

On January 28, 2008, the Corporation signed a letter of intent with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of the following:

Fund exploration expenditures of:

•

not less than $400,000 before August 31, 2008

•

an additional $400,000 on or before the first anniversary

•

an additional $1,000,000 on or before the second anniversary

•

an additional $1,200,000 on or before the third anniversary

•

an additional $2,000,000 on or before the fourth anniversary

Cash payments of:

•

$50,000 upon signing of the letter of intent (received subsequent to year-end)

•

$50,000 on or before the first anniversary

•

$50,000 on or before the second anniversary

•

$50,000 on or before the third anniversary

•

$50,000 on or before the fourth anniversary

The following table details the claims that comprise the RDN property with legal identification (Mineral Tenure) size, expiry date, and location.

	Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
RDN	KC 1	504798	316.37	December 31, 2016	104G017
	KC 2	504799	316.213	December 31, 2016	104G017
	MOR2	501927	299.329	December 31, 2016	104G007
	RDN 1&2	502738	670.153	December 31, 2016	104B097
	RDN 3&4&13	501227	1111.923	December 31, 2016	104B097
	RDN 5&7	501832	1162.807	December 31, 2016	104G008
	RDN 6&8	501862	846.243	December 31, 2016	104B097
	RDN 9	501812	774.248	December 31, 2016	104G007
	RDN 10	502756	457.823	December 31, 2016	104G007
	RDN 11&12	502758	704.855	December 31, 2016	104G007
	RDN 14&15	502751	931.516	December 31, 2016	104G017
	RDN 16	502752	404.486	December 31, 2016	104G007
	RDN 17	501895	457.21	December 31, 2016	104G007
	RDN 17A	518112	123.24	December 31, 2016	104G007
	REST *	512973	2281.03	December 31, 2008	104B087
	REST NORTH *	512962	194.366	December 31, 2008	104B087
	REST EAST*	512958	335.938	December 31, 2008	104B087
	REST FRAC*	517393	53.008	December 31, 2008	104B097

* The REST claims are owned by Northgate Minerals and are being jointly explored with the RDN group of claims.

	Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Grizzly	Bodgen	510806	263.362	December 31, 2016	104G017
	LL 1	501122	421.636	December 31, 2016	104G017
	LL 2	501153	351.253	December 31, 2016	104G017
	Luc	504982	104.457	December 31, 2016	104G017
	Narby 1	504758	421.543	December 31, 2016	104G017
	RDN 19	535726	351.13	December 31, 2016	104G017
	RDN 20	535728	421.21	December 31, 2016	104G017
	RDN 21	535729	315.94	December 31, 2016	104G017

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

Possible VHMS style mineralization is found at the Marcasite Gossan showing. There, Hazelton Group dacite flows are cut by a sulphidic stockwork of marcasite, pyrite, chalcedony and/or pyrobitumen and/or barite. In addition, several cobbles of very fine grained pyrite with an apparent bedded texture indicative of VHMS style of sulphide deposition were found a few meters downslope from the Marcasite Gossan outcrop. Less than 75 meters upslope is somewhat similar stockwork mineralization, referred to as the Upper Marcasite Gossan. Base metals and silver are elevated at the Upper Marcasite showing, whereas the Lower Marcasite showing has low base and precious metals. This mineralization occurs at a felsic volcanic-argillite-basalt interface in a similar setting to gold rich VHMS deposits elsewhere in the Hazelton Group. The 1999 drilling confirmed that stratigraphy is conformable and upright in this area. The area underlying the Jungle Soil Anomaly may also host VHMS deposits, as float found in the area includes pyritic chert, rhyolite and silicified argillite. The Jungle soil anomaly is a gold-arsenic-silver-lead geochemical anomaly covering approximately 100 by 450 meters. A third area known as the Blind Fault area may also host VHMS deposits, as native silver and tetrahedrite was discovered at a volcanic/ sediment contact with associated alteration in 2004. A fourth area known as the Arctic Grid area may also host VHMS deposits as surface and drilling work, in 2005 and 2006, has returned weakly elevated zinc, silver and arsenic at the contact between Hazelton Group mudstones and rhyolite flows.

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

The Baseline and Main showings are fault-hosted quartz-sulphide breccia veins, up to 8.3 meters wide with high lead-zinc and moderate gold-silver values. The Wedge Zone consists of dozens of quartz-sulphide veins spread over an area of 500 x 2,700 meters.

Individual veins tend to pinch and swell and are affected by considerable structural dislocation. The Wedge Zone area is marked by a strong lead-zinc-gold-silver-arsenic soil geochemical anomaly. The Boundary Zone veins are copper-gold rich, between 10 and 30 centimeters in width, planar to anastomosing, and consist of semi-massive chalcopyrite and pyrite.

The Grizzly showing area of the RDN is prospective for copper gold porphyry related mineralization. In 2006, a chip sampling program re-sampled previous trenches and also filled in large areas not previously sampled yielding a 38.0 metre interval of 1.1 grams/tonne gold and 0.74% copper. The exposed dimensions of the Grizzly showing are approximately 350 meters long by 50 to 100 meters wide. Soil sampling by previous workers indicate an area of about 1 square kilometre with highly anomalous copper, gold and molybdenum results. This area is still open to the north, east and southeast and is largely talus covered.

Surface Exploration, Geophysics and Drill Programs

The 2000 UTEM survey showed a series of electromagnetic conductors along the contact between the felsic volcanics and overlying sedimentary rocks, a stratigraphic position thought to be favourable for hosting VHMS mineralization. This was followed by a diamond drill program in 2001 to test the conductors. Thirteen holes, totaling 2256 meters, were drilled in the Wedge Zone and near Sand Lake, Marcasite Gossan and Boundary Zones.

During 2002, Homestake completed drilling of a total of 1072 meters in 9 holes. Eight of these holes were collared in the Jungle Zone geochemical anomaly, which is situated on the NE Downpour Grid. A single hole was located 700 meters northwest of the Jungle Zone Anomaly. No geochemical results of economic significance were returned from this program; however, it is arguable that in all holes the target horizon was not reached. Due to severe technical difficulties encountered in the drilling, that included thick overburden and highly faulted ground, the drill program was halted and work focused on surface exploration. The surface program included mapping in areas where rhyolitic volcanic rocks had been identified in previous programs. In addition, contour soil sampling was carried out in areas that had not previously been sampled.

During 2003, Barrick Gold Corporation completed an exploration program consisting of surface mapping and sampling on areas of the property including the Arctic Grid and Boundary Zone examining Eskay Creek equivalent stratigraphy.

During 2004, Northgate completed 2499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver and tetrahedrite at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored.

This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored was considered encouraging.

During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: Blind Fault and Arctic Grid. Three holes in the Blind Fault area targeted a 300 x 50 metre zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous surface channel sampling in 2005 returned 24.7 meters averaging 24.9 grams/tonne silver with similar grades encountered in the drillholes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit.

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

Future Exploration Programs

Preliminary exploration plans for 2008 for the Grizzly property include a comprehensive program of geological mapping and induced polarization (IP) geophysics to provide drill targets by year-end. No work will be undertaken on the RDN Property in 2008.

Jake Property, Kamloops Mining Division

120°24'
120°18'
120°12'
120°06'
51°42'
51°36'
51°30'

Other Claims

Kaufman Claim Group Outline

Clearwater PeakClaim

Rimfire Claims

RIMFIRE MINERALS CORPORATION

Jake Claim Status

Date: Projection: Figure:

Location and Introduction

The Jake Property, consisting of 65 claims covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometers west of Clearwater, BC. This project was initiated based on the discovery of significant gold-copper-bismuth mineralization in boulders and sub-crop located along recently constructed logging roads. Gold mineralization was discovered in roadbed exposure and boulders concentrated over a 35 metre section of road cut. The Corporation signed an option agreement to earn a 100% interest in the Jake claims (1,204 hectares.) The surrounding claims were staked to cover geology with potential for orogenic gold mineralization. Access to the property is exceptional due to an extensive array of logging roads permitting access to the entire property.

Property History

The Jake showing was discovered in July of 2005 by prospector Mo Kaufman. Composite samples of gossanous boulders collected by Mr. Kaufman returned high grade results of 27.5 and 15.7 grams/tonne gold. 48% of float samples collected within 2.5 kilometers of the showing also demonstrated anomalous gold values. To our knowledge, there has been no previously documented exploration in the local vicinity of the Jake showing, as boulders and subcrop in this area have only been recently exposed by two to four year-old logging roads. The Clearwater Peak showings are the only recorded mineral occurrences in the local region of the showing. They were discovered by follow-up prospecting of copper-zinc-gold anomalies in a soil survey conducted by Kerr, Dawson and Associates for Pan Ocean Oil Limited in 1972.

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

The Corporation is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

Effective May 14, 2007, the Corporation signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Corporation of:

•

USD$25,000 on or before July 31, 2007 (received)

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008 (completed)

•

an aggregate $1,750,000 on or before March 31, 2010

Issue shares of Island Arc to the Corporation:

•

100,000 common shares within 15 days of receiving regulatory approval (received)

•

100,000 common shares on or before March 31, 2008

•

200,000 common shares on or before March 31, 2009

•

200,000 common shares on or before March 31, 2010

•

250,000 common shares within 10 days of announcement of mineral resource estimate

The following table details the claims that comprise the Jake property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Clearwater Peak[1]	508272	80.212	December 31, 2009	092P069
CLO 1[2]	518670	240.691	December 31, 2009	092P069
CLO 2[2]	519684	200.651	December 31, 2009	092P069
JAKE 1-8	521792 - 521799	3,831.18	December 31, 2009	092P069
JAKE 9-15	521800 - 521806	3,369.13	December 31, 2009	092P069
JAKE 16-17	521807 - 521808	961.942	December 31, 2009	092P069
JAKE 18-19	521810 - 521811	961.591	December 31, 2009	092P069
JAKE 20	521812	500.622	December 31, 2009	092P079
JAKE 21	521813	480.974	December 31, 2009	092P069
JAKE 22-28	521814 - 521820	3,385.569	December 31, 2009	092P069
JAKE 29	521821	480.623	December 31, 2009	092P079
JAKE 30-35	521822 - 521827	2,682.003	December 31, 2009	092P079
JAKE 36	521828	320.279	December 31, 2009	092P078
JAKE 37	521830	480.591	December 31, 2009	092P079
JAKE 38-39	521831 - 521832	823.025	December 31, 2009	092P069
JAKE 40-44	521834 - 521838	2,410.509	December 31, 2009	092P059
JAKE 45-48	521840 - 521843	1,729.185	December 31, 2009	092P059
JAKE 49	521845	482.47	December 31, 2009	092P060
JAKE 69-71	521866 - 521868	1,405.874	December 31, 2009	092P060
JAKE 72-76	521869 - 521874	1,764.013	December 31, 2009	092P069
JAKE 77	521876	502.11	December 31, 2009	082M051
JAKE 78	521878	401.031	December 31, 2009	092P070

[1] Clearwater Peak property purchased in May 2006

[2] Original Jake property optioned from M. Kaufman in October 2005

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
JON[2]	520106	300.879	December 31, 2009	092P069
MELI[2]	521756	120.325	December 31, 2009	092P069
SID[2]	520105	100.279	December 31, 2009	092P069
TOM[2]	519188	240.702	December 31, 2009	092P069

 [2] Original Jake property optioned from M. Kaufman in October 2005

Regional Geology

The Jake property straddles the boundary between the eastern Intermontane Belt to the west and the Omineca Belt to the east. The geology of this area has been the focus of significant mapping and geochronology by the British Columbia Geological Survey. The north-south long axis of the project area follows the Lemieux Creek Fault, which separates the Lemieux Creek Formation of the Quesnel Terrane from the Upper Paleozoic Fennel Formation of the Slide Mountain Terrane to the west. The Lemieux Creek Succession is a sedimentary sequence comprised of phyllites, slates, siltstones, quartzite and calcareous quartzite. The Jake showing occurs within mafic rocks of the Fennel Formation, which is largely composed of pillowed to massive basalt with minor bedded chert and gabbro. To the east, Slide Mountain Terrane is in thrust faulted contact with metamorphic rocks of the Kootenay Terrane. In this region the Quesnel, Slide Mountain and Kootenay Terrane boundaries are all cross-cut by batholithic granite intrusions.

Property Geology

The Jake showing occurs within basaltic to gabbroic boulders and subcrop of the Fennel Formation near an inflection in the northwest-trending portion of the Lemieux Creek Fault. The showing consists of four similar boulders distributed obliquely over a recently built logging road bed and extending for 35 meters. A single 15 cm wide quartz cobble with visible gold and bismuthinite was located 250 m further south of the heavily mineralized boulders.

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

Work on the Jake property was carried out in three stages in 2007. A small Induced Polarization/Resistivity (IP/Res) survey (6.1 line kilometers) was executed during June 2007 over a portion of the Jake property. In August/September the Corporation completed 7 trenches for a total of 250 meters of excavator trenching on the Jake Showing and geophysical targets. 117 chip and channel samples were collected in the trenches. Continuous sampling of the trenches was attempted in areas of continuous bedrock exposure. Results from one trench at the Jake Showing include 7.7 grams/tonne gold over 2.8 meters from a series of quartz-pyrrhotite-pyrite-chalcopyrite-bismuthinite veins. Trenching on the flanks of a second IP anomaly (the “Jake Offset”) located 300 meters north of the Jake Showing and measuring 300 meters in length, exposed narrow mineralized structures that returned 12.5 grams/tonne gold over 0.1 meters. A third chargeability anomaly that lies approximately 225 meters east of the Jake Showing was trenched, uncovering a 1.0 metre wide, north-northwest-oriented fault structure with associated gold-bearing quartz-pyrrhotite-chalcopyrite-arsenopyrite veins. Due to overburden depth, trenching was unable to expose bedrock in the core of the anomalies.

In November, diamond drilling totaling 1083 meters was completed in the central portion of the Jake property. An eighth hole was lost in overburden and therefore did not reach bedrock. Three holes targeted the Jake Showing, while the remaining four drill holes targeted the “Jake Offset” and the eastern fault structure. The Jake Showing vein returned 11.34 grams/tonne gold over 1.5 meters beneath the surface trenching result. The vein was intersected a further 11 meters down dip and 15 meters along strike returning 1.54 grams/tonne gold over 0.40 meters and 7.18 grams/tonne gold over 0.10 meters. Drill results from the Jake Offset include 4.64 grams/tonne gold over 0.50 meters, while drilling of the eastern target returned 0.11 grams/tonne gold over 0.20 meters.

The sampling programs were conducted under the direction of Mark Baknes, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) Eco-Tech Laboratory Ltd. of Kamloops and ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. The drilling program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng. A technical report was filed on SEDAR on April 29, 2008.

Future Exploration Programs

It is anticipated that an exploration program consisting of an IP geophysical survey will be undertaken early in 2008. Island Arc has indicated that the budget for the program will be $120,000.

Thorn Property, Atlin Mining Division

WHITEHORSE
YUKON
N.W.T.
Watson Lake
Hay River
THORN
PROPERTY
Dease Lake
ALASKA
Bell II
ALBERTA
Fairview
Prince Rupert
Smithers
Mackenzie
Prince
Rupert
Slave L
Kitimat
Houston
Fort St James
Prince
George
BRITISH
COLUMBIA
Grande Cache
Whitecourt
Hinton
EDMONTON
Jasper
Port Hardy
Olds
PACIFIC
OCEAN
Revelstoke
Banff
Kamloops
Comox
Merritt
Vernon
Kelowna
Gibsons
Hope
Princeton
Kimberley
Nelson
Vancouver
Osoyoos
Trail
Creston
VICTORIA
U.S.A.
0 75 150 300
kilometres

CANGOLD LIMITED
RIMFIRE MINERALS CORPORATION

THORN PROPERTY

LOCATION
MAP

Date: MAY 2006	Scale: 1:8,000,000	Figure
UTM Zone: UTM8 - NAD83	Mining Division: ATLIN	1
NTS: 104K/10	State/Province: BC

132.95
132.9
132.85
132.8
132.75
132.7
132.65
58.6
58.55
58.5
509580
502778
502775
502749
509581
525349
525344
502746
502747
504172
504173
502748
502750
502741
502745
502743
504282
525348
554540
554542
502817
501261
554543
502821
554541

0 1500 3000
metres

CANGOLD LIMITED
RIMFIRE MINERALS CORPORATION

THORN PROPERTY

CLAIM MAP

Date: JAN 2006	Scale: 1:100,000	Figure
U.T.M. Zone: UTM8 - NAD83	Mining Division: ATLIN	2
N.T.S. 104K/10	State/Province: BC

Location and Introduction

The property consists of 25 mineral claims (16,970 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometers to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometers of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

Property History

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. This was followed by three years of seasonal exploration by Julian Mining Corporation (“Julian”) from 1963-65. Mapping and prospecting work resulted in the discovery of 17 mineral showings of three main types: (i) quartz-pyrite-tetrahedrite-enargite veins, (ii) structurally-controlled chalcopyrite-pyrite-quartz veins and (iii) areas of widespread, low-grade disseminated chalcopyrite. Diamond drilling was carried out (17 holes, 1204 meters) on three showings.

In 1983, Inland Recovery Group Ltd. (“Inland Recovery”) acquired the Thorn property from J.R. Woodcock and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800-metre base-line trending 060° with perpendicular cross-lines spaced 50 meters apart and sampled at 25 metre intervals. Strong silver-gold-copper-zinc soil geochemical anomalies were revealed along Camp Creek and extending 600 meters westerly from Anaconda’s B Zone.

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 m) from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analysed.

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

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Checkmate/ Stuart 1	502741	1013.271	December 31, 2014	104K056
Stuart 2&3	502743	929.37	December 31, 2014	104K056
SUTL 1&3	502778	1061.928	December 31, 2010	104K066
SUTL 2&4	502775	1213.627	December 31, 2010	104K066
SUTL 14	509580	67.421	December 31, 2010	104K066
SUTL 16	509581	269.823	December 31, 2010	104K066
Thorn 1	504172	455.771	December 31, 2014	104K058
Thorn 2	504173	303.841	December 31, 2014	104K058
Thorn 3&4	502745	928.838	December 31, 2014	104K057
Thorn 5&6	501282	1351.952	December 31, 2014	104K057
Thorn 7&13	502746	1282.246	December 31, 2014	104K056
Thorn 8&9	502747	1299.004	December 31, 2014	104K057
Thorn 10-11	502748	607.684	December 31, 2014	104K057
Thorn 12	502749	404.688	December 31, 2014	104K066
Thorn 14&15&16	502750	1148.12	December 31, 2014	104K057
Thorn 17	525344	421.706	December 31, 2008	104K056
Thorn 18	525348	135.227	December 31, 2008	104K056
Thorn 19	525349	337.412	December 31, 2008	104K056
TUN 1	502817	591.891	December 31, 2010	104K056
TUN 2&4	501261	1336.35	December 31, 2010	104K057
TUN 3	502821	423.076	December 31, 2010	104K046
TUN 10	554540	405.856	December 31, 2008	104K057
TUN 11	554541	372.327	December 31, 2008	104K047
TUN 12	554542	304.3831	December 31, 2008	104K057
TUN 13	554543	304.5185	December 31, 2008	104K047

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

The Corporation signed an option agreement dated March 1, 2002 with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold earned a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Effective April 11, 2008, the Corporation signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Corporation will pay to Cangold 25% of any cash or share payments received from the third party partner.

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

These have been intruded by the Late Cretaceous Thorn Stock, which covers an area of approximately 1,500 x 4,000 meters, elongated northwesterly along La Jaune Creek. The Thorn Stock consists of two distinct phases of feldspar-quartz-biotite porphyry which have been pervasively altered. Chloritization is most extensive, but intense sericitization and/or argillization, accompanied by up to 20% disseminated pyrite, extends for several tens or hundreds of meters away from mineralized fracture systems.

Rhyolitic to andesitic subaerial volcanics are exposed on the north and northeast portions of the property; they are somewhat younger than the Thorn Stock. At the eastern end of the property, these have been intruded by poorly-mapped monzonite and granodiorite stocks and plugs of Late Cretaceous age.

Mineralization

Exploration on the Thorn property is directed at two deposit types: (1) high-sulphidation epithermal mineralization of the El Indio/Lepanto style; and (2) breccia – hosted silver-gold-lead-zinc mineralization discovered in the Oban Zone in 2002. A number of pyrite+enargite+tetrahedrite+quartz veins are hosted by sericitized and argillized feldspar-quartz-biotite porphyry of the Thorn Stock over an area of 1,400 x 2,000 meters. A strong structural control is evident for the veining, much of which trends 070° and dips steeply. Some of the more significant showings include:

•

Catto Vein: Discovered in 2000, the recessive Catto Vein consists of massive pyrite, enargite and tetrahedrite in a fault paralleling the nearby contact between the porphyry and Stuhini andesites. Drill hole 86-6 may have intersected the Catto Vein approximately 50 meters along strike.

•

Tamdhu Vein: Discovered in 2000, the Tamdhu Vein consists of chalcedonic quartz, pyrite, enargite and tetrahedrite. The vein has been traced for 30 meters on surface and has been intersected in drilling over a strike length of 70 meters in three holes.

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

•

B Zone: The B Zone is a 1-5 metre wide zone of vuggy silica, chalcedonic veining and quartz breccia with relatively minor pyrite, enargite and tetrahedrite, which has been traced for about 300 meters along strike. Five 1986 drill holes tested the B Zone.

•

F Zone: F Zone is a broad zone of intense alteration with quartz-sulphide veining that can be traced for 200 meters.

•

I Zone: The I Zone comprises numerous parallel 10-70 centimeter quartz-pyrite-tetrahedrite veins in sericitized porphyry, across a true width of 5-10 meters.

•

Glenlivet Zone: The Glenlivet Zone, discovered in 2002, extends southwesterly for 220 meters from the western end of the F Zone and is comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry.

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

The Stuhini Group mafic volcanics host several gold-bearing quartz+carbonate+chalcopyrite+ arsenopyrite veins within a few hundred meters of the Thorn Stock. Most of these veins are less than 70 centimeters wide and of limited economic significance.

The Outlaw Zone is a poorly understood area of silicification and scattered quartz veining located five kilometers southeast of the main enargite-tetrahedrite showings. The alteration, accompanied by strongly anomalous gold, arsenic and antimony soil geochemistry, covers an area of approximately 400 x 2,000 meters. Four drill holes tested a portion of the Outlaw Zone in 1987, showing the presence of widespread but erratic gold mineralization.

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

In 2003, work conducted on behalf of Cangold (formerly First Au Strategies) focused on trenching within the Oban soil geochemical anomaly and drill-testing the Oban breccia pipe. 841 meters of trenching exposed approximately 10% outcrop consisting of weakly mineralized breccia pipe. Eight diamond drill holes totaling 876 meters of ATW core were completed.  Four holes (TH03-19 to TH03–22) intersected significant zones of fine-grained pyrite-sphalerite-boulangerite mineralization occurring as matrix infill between breccia clasts.  The high grade intersections define a steeply northwest-dipping mineralized zone with an apparent width of 14-26 meters. Generally lower-grade zones (12-25 meter apparent width) flank this mineralized core.

In 2004, an Induced Polarization (“IP”) geophysical survey demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. Later in the year, a drill program was completed consisting of 1810 m in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor with 5 holes targeting IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 m long IP anomaly and intersected 56.1 meters of 1.27 grams/tonne gold, 16.7 grams/tonne silver and 0.19% copper in a new zone dubbed the Talisker Zone. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 grams/tonne (7.7 ounces/ton) gold two kilometers north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work.

Highlights of the 2005 exploration program included 17.4 kilometers of IP geophysical surveying and 655.8 meters of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north: the Balvenie and Cutty Sark Zones. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 meters with intercepts in both 2005 step out holes including 4.2 meters of 4.44 grams/tonne gold, 407.9 grams/tonne silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng., of Equity Engineering Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006.

Cangold Limited was operator for this project and proposed a drill program during 2006. This initial plan was later withdrawn and no work was completed on the project during 2006 and 2007.

Future Exploration Programs

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. The Corporation is seeking a partner to advance exploration on the project. There are currently no plans to conduct exploration on the property in 2008.

Tide Property, Skeena Mining Division

WHITEHORSE
60°N
YUKON
YELLOWKNIFE
Watson Lake
N. W. T.
Hay River
ALASKA
Dease Lake
TIDE
PROPERTY
Bob Quinn Lk
Bell II
55°N
ALBERTA
Fairview
Prince Rupert
Smithers
Mackenzie
High Prairie
Kitimat
Houston
Fort St James
BRITISH
COLUMBIA
Grande Cache
Whitecourt
Hinton
EDMONTON
Jasper
Port Hardy
Olds
Kamloops
Revelstoke
Banff
PACIFIC
OCEAN
Comox
Merritt
Vernon
Kelowna
Gibsons
Vancouver
Princeton
Kimberley
Nelson
Osoyoos
Trail
Creston
VICTORIA
U. S. A.
130°W
125°W
120°W
115°W

0 75 150 300

Kilometres

RIMFIRE MINERALS CORPORATION

TIDE PROJECT

Date:February 2004	
Author:HC	
Office:Rimfire	
Drawing :	
	Projection:Lat/Long

136°06'W
Thomas Creek
Thomas Glacier
501145
503002
TIDE
PROPERTY
501185
501213
Tide
Mtn.
Bowser River
North Berendon Glacier
Property Outline
0
0.5
1.0
kilometres
RIMFIRE MINERALS
CORPORATION
TIDE PROPERTY
PROJECT AREAS
TENURE
Author: HC
Office: Rimfire
Drawing:

Location and Introduction

The Tide Property, consists of four claims covering 2,964 hectares and is located approximately 36 kilometers north of Stewart, British Columbia The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of northwestern British Columbia. They were discovered in the 1980’s through follow-up of highly anomalous silt and soil geochemistry. The following table details the claims that comprise the Tide property with legal identification (Mineral Tenure) size, expiry date, and location.

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

The first recorded work on the Tide property was done by Northair Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several gold-bearing showings, and drilling 455 meters in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totaling 120 meters in 1990, but three were abandoned in overburden. The best intersection from the three completed drill holes in 1986 and 1990 assayed 4.11 grams/tonne gold over 0.76 meters.

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Corporation granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Corporation. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Corporation Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has earned their 51% interest in the property:

On February 8, 2007, the Corporation signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at The Corporation’s election, to 70% interest by providing 100% of the initial project development financing. American Creek is operator for the project.

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

Property Geology

The Tide property is largely underlain by andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. These form part of the Norian to Pliensbachian Unuk River Formation at the base of the Hazelton Group and have been extensively hornfelsed by thick sills related to the roughly coeval Summit Lake Stock. This stock, centered south of the Tide property and dated at 192.8+2 Ma, is a 2 x 3 kilometers body of fresh, medium- to coarse-grained, equigranular hornblende granodiorite. To the north, it tails off into a 200-1,000 metre wide sill complex, which extends northward through the Tide property. The sill complex is generally feldspar-hornblende+biotite porphyritic, is variably altered and appears related to precious metal-bearing mineralization on the Tide property.

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

The “distal” gold-arsenic zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 metre wide band which parallels the sill complex and lies 100-900 meters west of its contact. The “proximal” group of mineral occurrences consists of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 meters west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 53.0 grams/tonne gold (distal - Southpit Zone), 105 grams/tonne gold and 598 grams/tonne silver (proximal - Arrow Zone), and 593 grams/tonne gold and 14,708 grams/tonne silver (proximal - 52 Zone). Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 meters north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

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

Four reconnaissance holes, totaling 598 meters, were drilled by Serengeti Resources in late 2004 testing the Arrow, Southpit, High Grade Pit and 36 zones. Significant gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1 gram/tonne gold over 129.4 meters including 39.6 m at 1.93 grams/tonne gold.. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 meters of greater than 0.5-gram/tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property and the Brown Bear Zone which may be a continuation of the Arrow Zone mineralization.

An airborne magnetics and electromagnetics geophysical survey was flown over the property in the spring of 2005 to aid in drill targeting and identifying structural trends on the property.

The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization at the 36 Zone. Eight holes totaling 967 meters were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 grams/tonne) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 meters by 2100 meters in size, with diamond drilling having tested an area of 170 by 350 meters. Favourable results from preliminary metallurgical studies show that this mineralization is amenable to leaching, with gold recoveries averaging 73-81%. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. The program focused on the 36, Southpit and Northpit Zones.

In 2007, American Creek conducted an exploration program consisting of 1835 meters of diamond drilling in eight holes to test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 meters @ 1.00 grams/tonne gold, 121.7 meters @ 0.72 grams/tonne gold), and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. This data will better define spatial trends of higher fracture density to be used for drill targeting in 2008.

Every hole drilled in the 2007 program returned anomalous gold values over large widths, including Tide07-13, which averaged 0.49 grams/tonne gold over the entire 207 meter length of the hole and Tide07-14 which averaged 0.33 grams/tonne gold over the entire 247 meter length. Highlights include Hole Tide07-13, aimed at testing the southern extents of the 36 Zone, which included two separate intervals of 43.6 meters of 1.0 grams/tonne gold and 22.5 meters of 0.94 grams/tonne gold. Two holes were completed at the Northpit target, located 375 meters east of the 36 Zone, that returned 0.92 grams/tonne gold over 19.0 meters and 1.02 grams/tonne gold over 15.0 meters.  One hole at the Riptide target, located 600 meters east of the 36 Zone, returned 0.27 grams/tonne gold over 11.1 meters.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Henry J. Awmack, P. Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on April 30, 2008.

Future Exploration Programs

For 2008, the proposed exploration program will focus on diamond drilling at the 36 Zone and surrounding exploration targets. American Creek, who is operator for the 2008 program, has not confirmed the extent of the program.

Wernecke Breccia, Yukon

ALASKA
U.S.A.
WERNECKE
PROJECT
Dawson
City
Mayo
YUKON
N.W.T.
NUNAVUT
WHITEHORSE
YELLOWKNIFE
B.C.
ALBERTA
SASK.
EDMONTON
PACIFIC
OCEAN
Vancouver
VICTORIA
0
200
400
800
kilometres
RIMFIRE MINERALS
CORPORATION
WERNECKE PROJECT
Drawing :

GREMLIN
PACER
HOOVER
ELLY
CARIBOU
FIREWEED
RADIO
SLAB
VB
Camp
SLATS
LOST MOOSE
FAIR
NUCK
ARGH
HOOP
TVA
URSUS
GLACIER LAKE
DOBBY
MICA-HAIL
REID
OLYMPIC
PIKA
FACE
AUKS
LOOK-SEE
JAZZ_THUNDER MTN

20 km

Competitor Claims
Fronteer Claims

RIMFIRE MINERALS CORPORATION

WERNECKE PROJECT

PROJECT AREAS
TENURE

Date: February [illegible]	
Author:	
Office:	
Drawing :	
	Projection: [illegible]

Location and Introduction

The Wernecke Breccia properties, consisting of 1926 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. The property is situated in typical alpine, glaciated terrain, with elevations ranging from 1065 to 2165 meters above sea level.

Property History

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

The Wernecke Breccias have been explored for copper, uranium and gold in the 1960’s, 1970’s, and 1980’s. However, as iron oxide copper-gold (IOCG) deposits are relatively recently described, early exploration was not able to take advantage of this model. In the mid 1990’s, Newmont Exploration Limited made a strong effort to advance the exploration of the Wernecke Breccias for their gold and copper potential, spending a total of U.S.$5.5 million on more than 20 properties. Newmont flew a regional airborne magnetic and radiometric survey and conducted extensive geochemical sampling and geological mapping prior to drilling twelve prospects for a total of 14,600 meters.

Regional Geology

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

Surface Exploration, Geophysics and Drill Programs

During 2006, Fronteer completed a $2.8 million exploration program comprised of prospecting, geological mapping, geochemical sampling and a 9,750-line-kilometre airborne gravity geophysical survey. Survey data was combined with surface geochemistry results and proprietary magnetic and radiometric data obtained from Newmont Exploration of Canada Ltd. to select drill targets for 2007 programs. Through the course of the 2006 program, Fronteer evaluated 48 target areas for their potential to host Olympic Dam-style copper-gold-uranium and stand-alone uranium deposits. Surface sample results have been compiled for two target areas; the Thunder Mountain property and Fireweed prospect.

The Thunder Mountain property is a new gold-uranium-copper anomaly. A total of 25 samples were taken over an area of approximately 400 by 550 meters. Copper-bearing breccia was also noted nearby. The Fireweed prospect is a new uranium prospect where 93 boulders of iron oxide-potassium feldspar-silica altered chlorite schist were collected over a 200 by 400 metre area and averaged 0.22% U3O8. Twenty-two samples assayed in excess of 0.14% U3O8.

Fronteer commenced a $6 million exploration program early in 2007. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. The 2007 field program was completed by middle of October. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6538 meters in 28 holes were drilled.

The most encouraging results from this year’s drilling have been returned from the Hoover Zone. New results, combined with nine historical drill holes completed in the mid-1990’s, indicate the Hoover Zone mineralization has the potential to expand along strike to the north and south as well as down dip. Mineralization has been intersected in 11 widely spaced holes and over approximately 500 m of strike length. Two of the best results include 0.56% copper and 0.11 grams per tonne gold over 89 meters, including 0.82% copper and 0.17 grams per tonne gold over 39 meters in HV07-22 and 0.56% copper and 0.16 grams per tonne gold over 45.5 meters in HV07-27. A narrower higher grade interval in HV07-27 returned 1.84% copper and 0.53 grams per tonne gold over 17.3 meters while a another 16.4 m interval in hole HV07-21 returned 0.86% copper and 0.22 grams per tonne gold. At the Pagisteel prospect the only hole drilled this year returned a 6.1 m interval of 2.57% copper and 0.97 grams/tonne gold. The Pagisteel prospect is characterized by a 4-kilometers long trend of anomalous gold and copper soil and rock geochemistry that is largely covered with overburden.

The program was conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo who is a qualified person under National Instrument 43-101. A technical report was filed on SEDAR on April 29, 2008.

Future Exploration Programs

No work is planned for 2008. Fronteer and the Corporation will be seeking joint venture partners to continue exploration of the property.

Williams Property, Liard Mining Division

WHITEHORSE
YUKON
N.W.T.
Hay River
Watson Lake
Dease Lake
WILLIAMS PROPERTY
ALASKA
Bob Quinn Lk
Bell II
ALBERTA
Prince Rupert
Smithers
Mackenzie
Kitimat
Houston
Fort St James
Grande Prairie
Prince George
BRITISH COLUMBIA
EDMONTON
Jasper
Port Hardy
PACIFIC OCEAN
Kamloops
Revelstoke
Banff
Comox
Merritt
Vernon
Kelowna
Vancouver
Hope
Princeton
Kimberley
Nelson
Osoyoos
Trail
Creston
VICTORIA
U.S.A.
0 75 150 300
kilometres

RIMFIRE MINERALS CORPORATION
ARCUS DEVELOPMENT GROUP INC.

Williams Property

LOCATION
MAP

DEC 2007	1:8,000,000	Figure
UTM 9 - NAD83	LIARD	1
94E/12E,13E	BC

GIC Area
T-Bill Area
MOUNTAIN CLAIMS
5 km
RIMFIRE MINERALS CORPORATION
Williams Property
Claim Map
DEC 2007
1:125,000
UTM 9 - NAD83
LIARD
94E/12E,13E
BC
Figure
2

Location and Introduction

The Williams property consists of 58 claims covering 26,136 hectares of mountainous terrain in north-central British Columbia, 330 kilometers north of Smithers. Access to the property is currently by helicopter and float-plane, with the nearest road 75 kilometers to the southeast. The Corporation has acquired a 100% interest in the property subject to a net smelter royalty.

Property History

The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 meters on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. The Corporation optioned the core of the property in May 2001, and then later staked additional claims.

Property Acquisition

On May 17, 2001 the Corporation entered into an option agreement with Lorne Warren (“Warren”) and John Mirko (“Mirko”) to acquire a 100% interest in the BT claim, subject to a 2.5% net smelter royalty. On June 25, 2002, the Corporation subsequently acquired half of the interest and half of the net smelter royalty in the Williams Property from Mirko by issuing 75,000 common shares. The Corporation has earned the remaining 50% interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 50,000 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing. All advance royalty payments have been made.

On July 20, 2006 the Corporation signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of cash payments totaling $410,000, share payments totaling 400,000 common shares and exploration expenditures of $2.5 million before December 31, 2009. The option agreement was terminated effective February 25, 2008.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. The Corporation has staked additional claims based on results of field work. The following table details the claims that comprise the Williams property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT & BT1	502764	1449.39	December 31, 2014	094E072
BT2&3	502770	844.804	December 31, 2014	094E082
BT 4	514151	241.631	December 31, 2014	094E072
BT 5	514152	103.586	December 31, 2014	094E072
BT 6	514153	431.419	December 31, 2014	094E071
BT 7	514154	431.172	December 31, 2014	094E071
BT 8	514156	431.07	December 31, 2014	094E082
BT 9	514162	414.052	December 31, 2014	094E071
BT 10	514163	310.281	December 31, 2014	094E081
BT 11	522391	413.788	November 18, 2014	094E081
BT 12	522392	413.667	November 18, 2014	094E081
BT 13	522394	241.247	November 18, 2014	094E081
BT 14	522395	431.051	November 18, 2014	094E081
GOS	502766	829.114	December 31, 2014	094E072
ROK1 &2	502768	673.359	December 31, 2014	094E072

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
NORTH 1	514157	430.824	December 31, 2014	094E082
NORTH 2	514158	413.384	December 31, 2014	094E082
NORTH 3	514159	430.735	December 31, 2014	094E082
NORTH 4	514160	430.685	December 31, 2014	094E082
WILL 1&2	502774	396.407	December 31, 2014	094E082
WILL 3&4	502773	965.782	December 31, 2014	094E072
WILL 5-18	542677-542690	5,864.022	December 31, 2009	094E082
WILL 19-37	542692-542710	8,027.515	December 31, 2009	094E073
WILL 38-40	542712-542714	1,240.941	December 31, 2009	094E082
WILL 41	549158	276.0775	December 31, 2009	094E073

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

The stratified rocks are intruded by a variety of Late Triassic and Early to Middle Jurassic stocks and batholiths of felsic to ultramafic composition. Most of the Early Jurassic quartz monzonites, granodiorites and quartz diorites are marked by a distinctive magnetic high signature; in particular, this applies to the intrusive immediately northeast of the Williams property. The quartz monzonite stock exposed on the southern part of the Williams property is the exception to this rule; it is characterized by a distinctive magnetic low almost ten kilometers across.

The Pitman Fault is a major E-W fault which passes 30 kilometers north of the Williams property. Alldrick, who traced the Pitman Fault for 300 kilometers, states that there is 3 kilometers of left-lateral movement along it with minimal vertical offset, and that movement occurred during Eocene to Oligocene time. Three of these major E-W faults have been mapped at the northern and southern extremities of the Williams property, one along the Stikine and Chukachida Rivers four kilometers south of the Gos claim and the other two passing through the BT 3 claim, north of the GIC occurrence. A fourth could reasonably be inferred along the valley between the T-Bill and the GIC prospects, downdropping undeformed Upper Triassic Takla Group volcanics to the north against deformed Paleozoic Asitka Group rocks to the south.

Property Geology

The T-Bill prospect is underlain by penetratively deformed Devono-Permian Asitka Group metavolcanics which have been altered to carbonate-muscovite-quartz schist over an area of 1,200 x 2,300 meters. This alteration is confined to the core of a northeasterly-trending structural dome and is controlled both by foliation and by steep cross-cutting structures. Gold-rich quartz-arsenopyrite veins, locally with visible gold, are broadly co-spatial with the carbonate-muscovite alteration, although they extend into unaltered chlorite schists with only centimetre-scale alteration envelopes. Individual veins generally cut across foliation and are rarely wider than 30 centimeters, although swarms of veinlets are common. Potential for a bulk-mineable target is indicated by broad low-grade intersections. The T-Bill prospect is marked by a strong 2 x 3 kilometre gold-arsenic soil geochemical anomaly whose limits reflect masking by till and talus cover as much as by changes in alteration and mineralization of the underlying bedrock.

The GIC prospect is centered less than two kilometers north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The GIC prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, gold-copper soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 meters to the southeast was formed from pyritic hornfels.

Mineralization

The Williams property hosts two main styles of alteration and gold-bearing mineralization; orogenic gold and arsenic-bearing veins and disseminations (T-Bill prospect); and porphyry-style copper, gold and molybdenum (GIC prospect). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.92 meters of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins.

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

Stikine carried out a 3-D Induced Polarization (IP) geophysical survey in September 2002. The survey was undertaken to define areas of higher chargeability reflecting increased sulphide content and higher resistivity reflecting silicification. The survey defined a large chargeability anomaly, measuring 400 by 300 meters, immediately north of the area tested by the previous drilling. This anomaly is also coincident with a broad 700 by 1,000m resistivity anomaly. Contour soil samples from the northwest portion of the chargeability/resistivity anomaly are highly anomalous in gold for over 800 meters.

In 2003, Stikine conducted an 11-hole (2855 metre) drill program targeting the 800 by 450 metre resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization (6.92 meters of 6.0 grams/tonne gold.) Additional gold mineralization was intersected further down the hole.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 600 by 1800 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 metre, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500-750 metre gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 grams/tonne gold over 3.73 meters. Several gossans lie within the soil anomaly.

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

An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006 was conducted during August and September 2007. Work covering unexplored jarosite gossans east of the GIC area drilled in 2006, led to the identification of the LN Anomaly, a 450 by 900 metre molybdenum, copper+/-gold-in-soil anomaly. The anomaly, which remains open to the east, is coincident with an airborne magnetic high.

The focus of the 2007 program at the T-Bill was to confirm the orientation of quartz-carbonate-arsenopyrite veins in order to refine targets for subsequent drilling. This program included hand trenching in select areas to expose veining that previous workers had intersected in drilling. Hand trenching of the T-Bill veining confirmed management’s interpretation that the vein swarm is steeply dipping with a northwest/southeast strike.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on February 27, 2007. No material changes have occurred since the report was filed.

Future Exploration Programs

No exploration program is planned for the Williams property in 2008. The Corporation is seeking joint venture partners to continue exploration on the property.

 The Corporation’s other British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division

The Adam Property, covering 1,823 hectares, is approximately 70 kilometers northwest of Stewart, British Columbia. On April 16, 2007 the Corporation sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Corporation retains a 2% NSR.

Auddie Property, Omineca Mining Division

The Auddie Property, consisting of two claims (674 hectares) is located in the Quesnel Trough in north-central British Columbia. The Auddie is a grassroots porphyry copper-gold exploration target with access via the Omineca Mining Road, approximately 42 kilometers west of Germanson Landing and 45 kilometers northeast of Takla Landing.

A prospector discovered the Auddie in a 60 metre outcrop exposure on a recently constructed logging road. Chip sampling by the Corporation in October 2006 yielded one interval which assayed 0.16% copper and 0.02 grams/tonne gold over 28 meters. A second interval averaged 0.31% copper and 0.02 grams/tonne gold over 15 meters. These two intervals are separated by a 17 metre gap in sampling where bedrock is obscured by stockpiled, but mineralized, road fill material. Overburden covers outcrop at either end of the mineralized section, and as such, the full extent of this mineralization is unknown. Mineralization is hosted in porphyritic to equigranular monzonite with pervasive potassium feldspar alteration. Chalcopyrite and pyrite mineralization occurs on fractures and in quartz veinlets.

The Corporation has an option to earn a 100% interest in the Auddie Property for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Corporation’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

During 2007, an initial field evaluation consisting of mapping and limited soil sampling was conducted followed by a 6 line-kilometre induced polarization geophysical survey.

Chachani Property, Liard Mining Division

The Chachani property, consisting of 9 claims (3450 hectares), is located in the Liard Mining Division of British Columbia approximately 148 kilometers north-northwest of Stewart, British Columbia and 64 kilometers north of the Eskay Creek Mine. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have in turn been overlain to the east by clastic sediments of the Bowser Basin. A review of government data files indicates that no previous exploration work has been reported on this property. In 1991, Canadian Caribou Resources conducted a small prospecting and geochemical exploration program off the northwest corner of the property on what was then known as the Quest Property. They identified pyrite and pyrrrhotite mineralization associated with Triassic felsic units.

Kizmet Property, Atlin Mining Division

The Kizmet property consisting of 33 claims (18,445 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). The Corporation contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of Barrick Gold Corporation.

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

A regional sampling, prospecting and mapping program was conducted during the late summer of 2004. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature. Geological highlights include discovery of several precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides.

During the summer of 2005, Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas that will require more detailed work. No additional work was completed during 2006 or 2007. A technical report has not been filed on the Kizmet Project.

No exploration program has been planned for 2008. The Corporation intends to seek joint venture partners for some or all of the claims.

Poker Creek, Liard Mining Division

The Poker Creek property, consisting of 32 claims (13,021 hectares), is located approximately 16 kilometers west of the town of Telegraph Creek. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have been intruded by numerous igneous bodies of Triassic and Jurassic age. The claims were staked to cover potential copper gold porphyry mineralization. A field examination will be undertaken in the summer of 2008 to evaluate this potential.

During the period 1989-1991 four short duration reconnaissance prospecting, geochemical and mapping surveys were conducted over what is now the Poker Creek property by two different operators. Work defined Triassic sediments and volcanics of the Stuhini Group intruded by a variety of equigranular to porphyritic intrusions. Work was focused on both porphyry potential and gold-bearing mesothermal vein mineralization. Local areas of mineralization were noted and consist of weakly developed quartz-carbonate gold-silver and base metal-bearing veins with a sometime inferred spatial relation to porphyritic dykes and sills. Some moderately gold and copper anomalous silt sample results were obtained.

PWG Project, Omineca Mining Division

The PWG Project consists of four separate property claim groups, comprising the Lynx, Copper Starr, FireCat and Tess properties. The properties are located between 50 kilometers and 65 kilometers west and southwest of the town of Houston, British Columbia in the Omineca Mining Division. All four properties are early stage prospects with potential to host porphyry copper-gold mineralization or vein precious-metals mineralization.

Effective March 31, 2007, the Corporation signed an option agreement to purchase 100% interest in the PWG properties. The Corporation made an initial cash payment of $40,000 and completed the required exploration expenditures of $50,000. During 2007, field programs consisting of mapping, prospecting and soil sampling surveys were completed on all four claim groups. After a review of the results, all four of the claim groups were returned to the vendor.

Quesnel Trough Project, Cariboo Mining Division

A total of eight properties, covering 36,060 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line kilometre helicopter airborne magnetics survey was completed during November 2007.

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

The Vavenby properties, which include the Blue River and Robert claim groups, were staked to cover anomalous results from a regional silt and soil sampling program conducted during 2006 as part of the Corporation’s Northgate Alliance in southern British Columbia. The Blue River claim group consists of 21 claims totaling 10,365 hectares located 15 kilometers southwest of Blue River. The Robert claim group consists of 13 claims totaling 6,132 hectares located 16 kilometers east-southeast of the town of Vavenby. The Corporation owns 50% of these claims. A program of soil sampling, mapping and prospecting was completed in August 2007. Results do not warrant continued exploration.

Echo/BLVD Properties, Dawson Mining District, Yukon

These properties, consisting of 172 claims covering 3,483 hectares, are located approximately 65 kilometers south-southwest of Dawson City, Yukon. The Corporation holds a 50% interest in these claims as part of the Northgate Alliance. The first phase of exploration in 2006 consisted of helicopter-supported silt sampling followed by a second phase of helicopter-supported reconnaissance soil sampling, prospecting, mapping, and in-fill silt sampling. An exploration program consisting of mapping, soil and rock sampling, and prospecting was completed on both properties during 2007. The program at the BLVD outlined a 1.2 kilometers long by 450 m wide Au-As soil anomaly that is open to the SE. This anomaly has associated clusters of elevated Sb, Te and Bi soil geochemistry and is coincident with a break in the regional airborne magnetics interpreted to be the contact between micaceous schists and mafic schists. Folded and sheared quartz veins near the contact indicate that this area is a zone of high strain, and may have been the focus for an “orogenic”-style system. No rocks samples were collected to explain the soil anomaly. Results at the BLVD are encouraging, while results at Echo do not warrant continued exploration.

A $250,000 program of soil sampling, prospecting and excavator trenching is budgeted for the BLVD property in 2008 and will be funded by Northgate.

Fer Property, Watson Lake Mining District, Yukon

The Fer Property is comprised of a total of 118 contiguous mining claims and covers approximately 2,450 hectares. The Fer Property is located 20 kilometers west of the town of Tungsten in the Northwest Territories, and is approximately 200 kilometers north of Watson Lake, Yukon Territory. The Cantung Highway passes five kilometers northeast of the Fer Property; however the Fer Property is best accessed by helicopter. If warranted, no problems are foreseen in constructing road access to the property from the Cantung Highway.

The Fer Property is underlain by a broadly folded sequence of coarse siliciclastic, calcareous and phyllitic, continental margin sediments of the late Proterozoic to early Cambrian Hyland Group. The nearest intrusion is an elongate, Cretaceous-aged granite body which lies four kilometers southwest of the Fer Property. Hyland Group rocks host gold mineralization in numerous occurrences from the southeastern Yukon to the Dawson City area, covering approximately 750 kilometers within the Tintina Gold Belt.

The Fer Property was originally staked by Westmin Resources Limited in 1996 and was located to cover the strongest cluster of anomalous gold and arsenic results from a regional fine sediment sampling program conducted by Westmin in 1994. The survey was designed to test for Telfer-style, sediment-hosted gold deposits in the Hyland Group sedimentary rocks, and covered approximately 7000 square kilometers, stretching from the B.C.-Yukon border to the headwaters of the Hyland River. There is no record of exploration work on the property prior to this program. Work by the Corporation in 1998 consisted of soil sampling, detailed mapping of the anomalous soil zones and prospecting.

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

Simpson Property, Watson Lake Mining District

The Simpson Property lies in the Simpson Range of the Pelly Mountains of south-eastern Yukon, approximately 105 kilometers northwest of Watson Lake. The Robert Campbell Highway passes the Simpson at its nearest point 35 kilometers to the east. The property consists of 8 mining claims (873 hectares) located in the Watson Lake Mining District. The property was initially staked in 2003. The Corporation owns the property outright, with no underlying royalties.

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

Yukon Uranium Project, Yukon

The Yukon Uranium Project, consisting of 400 claims, is located approximately 60 kilometers west-southwest of Dawson City. The claims target anomalous uranium geochemistry in stream sediment and soil samples. The Corporation, which holds a 100% interest in these claims subject to a 1% NSR, has optioned these claims to Longview Capital Partners.

Alaska Properties, Goodpaster Mining District

ALASKA
U.S.A.
GOODPASTER
PROPERTY
Dawson
City
Mayo
Anchorage
YUKON
WHITEHORSE
JUNEAU
PACIFIC
OCEAN
B.C.
0 200 400 800
kilometres

RIMFIRE MINERALS CORPORATION

GOODPASTER PROPERTY

Date: February
Author: HC
Office:
Drawing:
Projection:

Rimfire Minerals/Rubicon
Rubicon
Other
Road
Intrusives Rock
All other rocks
Gold Occurance
ER OGO FIRE
Boundary
Cal/Surf
Bou
Swede
Eagle
Hawk
Big Delta
Richardson Hwy
Delta Junction
0
10
20
kilometres
N
RIMFIRE MINERALS CORPORATION
Goodpaster District Claim Map
Projection: UTM NAD27 Zone 6

Location and Introduction

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The Corporation currently owns 100% of the Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire Properties.

The Corporation’s Alaska properties lie within east-central Alaska, 65 kilometers northeast of Delta Junction. Access to the properties is by helicopter based out of Delta Junction. Teck Cominco/Sumitomo operates a restricted access road from Delta Junction. Teck Cominco/Sumitomo also maintains an airstrip in the area. This infrastructure has been used to assist with access to the Corporation’s Alaska properties. A seasonal airstrip is located on the eastern edge of the California/Surf property discussed below.

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

The Corporation, through Rimfire Alaska, then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Alaska Properties”). The Corporation staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold Ashanti (U.S.A.) Exploration (“AngloGold”). Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the Corporation staked 842 claims covering 53,695 hectares (132,680 acres). The Corporation now has an interest in 1,664 claims totalling 183,920 acres.

The Corporation signed an option agreement dated February 22, 2007 with with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of US$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Corporation’s 2006 exploration expenditures. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Bou - Swede	Bou 21-22	594583-594584	Fairbanks Meridian, Township 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks Meridian, Township 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks Meridian, Township 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks Meridian, Township 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks Meridian, Township 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks Meridian, Township 7S, Range 18E
	Bou 1-7	651861-651867	Fairbanks Meridian, Township 7S, Range 18E
	SWD 1-38	651938-651975	Fairbanks Meridian, Township 6S, Range 14E/15E
	SWD 39-182	651976-652119	Fairbanks Meridian, Township 7S, Range 14E/15E
	SWD 183-246	652120-652183	Fairbanks Meridian, Township 8S, Range 15E

Project	Claim	Mineral Tenure (ADL)	Location
Cal-Surf	BEV 1-64	606861-606923	Fairbanks Meridian, Township 6S, Range 15E/16E
	BND 1-95	606924-607017	Fairbanks Meridian, Township 6S, Range 16E/17E
	BNDN 1-70	651868-651937	Fairbanks Meridian, Township 5S, Range 16E/17E
	CEN 17-80	594779 - 594842	Fairbanks Meridian, Township 6S, Range 16E
	CHF 1-2*	611000 - 611001	Fairbanks Meridian, Township 5S, Range 17E
	CHF 37-38*	611036 - 611037	Fairbanks Meridian, Township 5S, Range 17E
	CHF 73-74*	611072 - 611073	Fairbanks Meridian, Township 5S, Range 17E
	CHF 109-110*	611108 - 611109	Fairbanks Meridian, Township 5S, Range 17E
	CHF 145-146*	611144 - 611145	Fairbanks Meridian, Township 5S, Range 17E
	HAB 22-30	595093 – 595101	Fairbanks Meridian, Township 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks Meridian, Township 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks Meridian, Township 6S, Range 17E
	LCC 14-20	595141 - 595147	Fairbanks Meridian, Township 6S, Range 17E
	LCC 24-30	595151 - 595157	Fairbanks Meridian, Township 6S, Range 17E
	LCC 4-10	595131 - 595137	Fairbanks Meridian, Township 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks Meridian, Township 6S, Range 17E
	PAR 1-11	595382 – 595392	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 14-24	595395 – 595405	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 27-37	595408 – 595418	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 40-50	595421 – 595431	Fairbanks Meridian, Township 6S, Range 15E/16E
	PAR 53-121	595434 - 595502	Fairbanks Meridian, Township 6S, Range 15E/16E
	PC-1-25	644761-644785	Fairbanks Meridian, Township 6S, Range 16E
	Scot 1-27	605472 - 605498	Fairbanks Meridian, Township 5S, Range 15E/16E
	SHARP 29-33	595531 – 595535	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 43-47	595545 – 595549	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 57-61	595559 – 595563	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 71-75	595573 - 595577	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 85-89	595587 - 595591	Fairbanks Meridian, Township 6S, Range 17E
	SHARP 99-103	595601 – 595605	Fairbanks Meridian, Township 5S, Range 17E
	SS-1-42	644786 - 644827	Fairbanks Meridian, Township 5S/6S, Range 17E
	STER 35-40	595663 - 595668	Fairbanks Meridian, Township 6S, Range 17E
	STER 45-50	595673 - 595678	Fairbanks Meridian, Township 6S, Range 17E
	STER 55-60	595683 - 595688	Fairbanks Meridian, Township 6S, Range 17E
	STER 65-70	595693 - 595698	Fairbanks Meridian, Township 6S, Range 17E
	STER 75-80	595703 - 595708	Fairbanks Meridian, Township 6S, Range 17E
	STER 85-90	595713 - 595718	Fairbanks Meridian, Township 5S, Range 17E

* Staked by Rubicon and included in the Cal-Surf property.

Project	Claim	Mineral Tenure (ADL)	Location
Eagle-Hawk	Eagle 1-106	579385-579490	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX 1-20	605507-605526	Fairbanks Meridian, Township 7S, Range 11E/12E
	EX21-33	641468-641480	Fairbanks Meridian, Township 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks Meridian, Township 7S, Range 11E/12E
	EGLE 1-362	652208-652569	Fairbanks Meridian, Township 7S, Range 11E/12E
ER-Ogo-Fire	ER 3-12	579158-579167	Fairbanks Meridian, Township 5S, Range 13E
	ER 15-24	579170-579179	Fairbanks Meridian, Township 5S, Range 13E
	ER 27-36	579182-579191	Fairbanks Meridian, Township 5S, Range 13E
	ER 39-48	579194-579203	Fairbanks Meridian, Township 5S, Range 13E
	ER 51-60	579206-579215	Fairbanks Meridian, Township 5S, Range 13E
	ER 63-72	579218-579227	Fairbanks Meridian, Township 5S, Range 13E
	ER 75-84	579230-579239	Fairbanks Meridian, Township 5S, Range 13E
	ER 87-96	579242-579251	Fairbanks Meridian, Township 5S, Range 13E
	ER 99-108	579254-579263	Fairbanks Meridian, Township 5S, Range 13E
	ER 111-120	579266-579275	Fairbanks Meridian, Township 5S, Range 13E
	Fire 4-12	579034-579042	Fairbanks Meridian, Township 5S, Range 13E
	Fire 16-56	579046-579086	Fairbanks Meridian, Township 5S, Range 13E
	JAZZ 1-13	605459-605471	Fairbanks Meridian, Township 5S, Range 13E
	Ogo 35-39	595262-595266	Fairbanks Meridian, Township 5S, Range 14E
	Ogo 42-76	595269-595303	Fairbanks Meridian, Township 5S, Range 14E/13E
	Ogo 143-154	595370-595381	Fairbanks Meridian, Township 5S, Range 13E
	ZAPPA 1-4	605091 - 605094	Fairbanks Meridian, Township 5S, Range 13E

Regional Geology

The Alaska properties lie within rocks of the Yukon-Tanana Terrane (YTT), bounded to the north by the Tintina Fault and to the south by the Denali Fault systems. The YTT in east-central Alaska consists of a Precambrian to middle Paleozoic metamorphic sequence of sedimentary and magmatic rocks. Mineralization and plutonic gold deposits in Alaska and Yukon Territory are directly associated and often hosted within Cretaceous aged plutons. In this region, recent evidence indicates that mineralization is associated with Cretaceous-related aged plutons which are characterized by a lower magnetic susceptibility forming linear arrays of magnetic lows. One of these linear arrays, which is associated with gold occurrences in the area, has been termed the Pogo Trend. The northeast structures are thought to have been important in controlling the distribution of Cretaceous intrusions through significant horizontal and vertical displacements. The vertical movements on these northeast structures are important since the style and grade of mineralization in plutonic-gold systems are strongly influenced by depth of formation.

Individual Properties

Mark Baknes, P.Geo, Vice President, Exploration for the Corporation, is the Qualified Person for these projects as required by NI 43-101 (Standards of Disclosure for Mineral Projects). A technical report was filed on SEDAR on May 7, 2008:

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

In August 2003, Western Keltic sold its 70% interest in these claims to the Corporation, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency):

•

$25,000, or 50,000 common shares at the election of the Corporation, upon completion of $1,500,000 exploration expenditures subsequent to the agreement, (completed)

•

$50,000, or 50,000 common shares at the election of the Corporation, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

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

The SE Surf area lies in the southeast corner of the California-Surf property and consists of the HAB, LCC and LH claims. Three distinct gold soil anomalies are coincident with strong bismuth, arsenic, antimony and weaker silver, molybdenum and tungsten. The three soil anomalies have dimensions of 2.4 kilometers by 0.5kilometers 1.2 kilometers by 1.1 kilometers and 2.2 kilometers by 0.5 kilometers and are oriented in an east-west direction with a weak north-south component. Mineralization has been found in boulders over an area measuring 250 by 200 meters and consists of intensely quartz- and sericite-altered porphyritic granite. Although the anomalous gold in soils has associated high bismuth, no elevated bismuth has been found in rock samples collected to date. This indicates that there may be other styles of gold-bismuth-bearing mineralization that have yet to be found.

The Boundary area is situated toward the northern edge of the California-Surf claim group on the south side of a granitic body. This property is comprised of the SHARP, STER and SS state mining claims. The main gold soil anomaly, measuring 800 by 350 meters, wraps around a prominent ridge. A broader anomaly, defined by bismuth and arsenic with spotty gold, measures 2.5 by 1.5 kilometers and is centered on the main gold anomaly. Four distinct mineralized surface showings of quartz boulders have been discovered within a 1.0 by 1.5 kilometers area that is central to a moderately intense zone of pervasive quartz-sericite alteration. Two mineralization types have been distinguished: 1) shallow-dipping shear-hosted quartz veins; 2) narrow tensional quartz stockwork veins. The shear-hosted veins are variably textured and contain milky white quartz (Type 1), strongly brecciated-sheared quartz (Type 3) and granular quartz with interstitial sericite, feldspar and tourmaline (Type 2).

Drilling during September 2000 (4 holes, 827.1 m) at the Boundary Property revealed three styles of gold mineralization, and indicated that gold mineralization is more widespread than indicated by surface sampling. The highest gold values are hosted in 1-5 centimeter quartz-pyrite-pyrrhotite veinlets that locally contain visible gold intergrown with bismuthinite. Broader zones of elevated gold values are found in quartz-sericite altered or sheared gneiss locally cut by hairline quartz-pyrite-calcite stringers. Less commonly, quartz-pyrite-bismithunite possibly with arsenopyrite and/or gold veinlets occurs in pegmatitic marginal phases of granitic dykes. The strong gold-bismuth correlation, associated alteration and gold-bearing pegmatitic granite indicate a geological setting not unlike other plutonic gold-type deposits in the region.

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

The Corporation’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1403 soil and 158 rock samples were collected. Anomalous results in soils and silts were obtained in the newly surveyed Boundary North area, which is located approximately 2 kilometers north of the previously referred to Boundary area.

The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 meters. A combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the California-Surf property. Results obtained in hole CN07-1 included a 7.4 m quartz vein intersection that averaged 1.2 grams/tonne gold including 2.5 meters averaging 2.2 grams/tonne gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 meters, to follow up the result of CN07-1. Significant assay results from a 12.2 metre section of quartz-pyrite stringers returned anomalous levels of gold.

Future Exploration Programs

Rubicon is operator for the 2008 field program. A comprehensive sampling and prospecting program followed by diamond drilling has been proposed.

Eagle-Hawk Property

On January 30, 2002, the Corporation signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by the Corporation) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $1,000.000. In January 2006, the Corporation staked 362 claims (Hawk) near the Eagle property.

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

Two phases of work were completed on the Eagle property in 2004; soil sampling to expand the previous focused soil grid to its current length of 6 kilometers with lines ranging from 0.7 to 1.8 kilometers in length, and a drill program of 9 holes totaling 2778 meters. Mineralization intersected during drilling consists of quarts-sulphide vein stockworks containing gold hosted in a granitic stock. A total of 24 narrow intercepts containing greater than 1 gram/tonne gold were intersected. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

During 2006, the Corporation conducted a regional exploration program on these claims. Of particular significance are anomalous gold in silt results obtained from a continuous area to the east, southeast and south of the granitic body that has thus far been the focus of exploration. This anomalous zone extends 5 kilometers outward from the granitic body forming a 10 kilometre arc. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Eagle-Hawk property.

Future Exploration Programs

Rubicon is operator for the 2008 field program. A comprehensive sampling and prospecting program has been proposed.

ER-Ogo-Fire Property

On January 30, 2002, the Corporation signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by the Corporation) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $2,000.000.

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

Auger soil sampling surveys in 2003 expanded the geochemically anomalous area beyond that outlined by reconnaissance style surveys conducted in 2002. Results of the geochemical survey defined a 1500 by 300 metre gold-arsenic-bismuth-antimony soil anomaly. Six diamond drill holes totaling 2161 meters tested four widely spaced areas within the soil anomaly. Drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz sulphide veins and vein breccias. A total of 32 intercepts of greater than 1 gram/tonne gold were intersected. A ground geophysical survey conducted late in the season appears to outline early granitic phases that are believed to form a prospective host rock for veining.

During 2004, AngloGold completed a NSAMT (Natural Source Audio Frequency Magneto-Telluric) geophysical survey, soil geochemical sampling and three drill holes totaling 997 m on the ER project. Drilling further defined a northwest trending vein structure that is open to the northwest and downdip. Hole ER04-7, following up on a 0.5 m intercept that assayed 63 grams/tonne gold in 2003, intersected 4.1 grams/tonne gold over 1.3 meters.

During 2006, the Corporation conducted a regional exploration program on these claims. Soil and silt sampling gave generally spotty anomalous results to the northwest of past drilling., However, a small cluster of anomalous gold in soils were obtained in association with large quartz boulders approximately 3.5 kilometers to the southwest of previous drilling. No work was completed on the ER-Ogo-Fire property during 2007.

Future Exploration Programs

Rubicon is operator for the 2008 field program. A comprehensive sampling and prospecting program has been proposed.

Bou-Swede Property

The Bou group of 19 claims and the Swede group of 246 claims are located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the Bou property are almost exclusively granite. Mineralization on this property consists of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 metre area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometers south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 meters that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Bou-Swede property.

Future Exploration Programs

Rubicon is operator for the 2008 field program. A comprehensive sampling and prospecting program has been proposed.

Australia

Lachlan Fold Belt Properties

TIBOOBURRA
BOURKE
COFFS HARBOUR
COBAR
BROKEN HILL
DUBBO
NEWCASTLE
ORANGE
SYDNEY
WAGGA WAGGA
DENILIQUIN
0
150
300
kilometres
RIMFIRE MINERALS
CORPORATION
New South Wales
Area of Interest

Location and Introduction

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Property Acquisition

The Corporation has been granted nine exploration licenses covering 92,674 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licenses encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted The Corporation a two-year exclusive right to use the study's target maps and data to acquire licenses and conduct exploration in the 120,000-square-kilometre study area. The licenses are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Corporation paid a fee for use of the study and upon designation of project areas, the Corporation will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, the Corporation must make total eligible exploration expenditures of at least USD$150,000.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by The Corporation's exploration license applications.

Effective April 10, 2008, the Corporation entered into a letter of agreement for an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia. The Springfield gold project lies 12 kilometers south-southeast of the historic mining town of Gulgong and 80 kilometers to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

Initially, it was agreed that the Corporation can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Corporation to earn 100% of the project by spending $5 million in exploration. Upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 ounces, Jaguar shall be issued 100,000 common shares. Upon definition of a JORC compliant gold resource of 1M ounces, Jaguar shall be issued 500,000 common shares. Should the Corporation receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Corporation decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. Once the Corporation has exercised the 100% option, Jaguar would receive 15% of the proceeds of any sale.

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

Exploration

A limited property examination tour was conducted late in 2006. Available data is being compiled and exploration plans prepared for reconnaissance work to be completed when exploration licenses are granted. To date, the Corporation has been granted three exploration licenses and received tentative approval for five more. A final exploration license is still in the application stage. No mining claims or exploration licenses have been acquired from third parties.

An exploration program, budgeted at $300,000, was initiated during the fourth quarter of 2007. The program, expected to be completed in May 2008, will consist of surface sampling and mapping in concert with surface geophysical surveys to define targets for drill testing later in 2008.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

It is anticipated that drilling will commence in late 2008 to coincide with spring in Australia.

Nevada

Walker Lane Alliance - Poncho Property

OREGON
IDAHO
UTAH
NEVADA
CALIFORNIA
ARIZONA
ELKO
Carlin
Battle Mt
Lovelock
Ely
Reno
Fallon
Minden
Hawthorne
PONCHO
PROPERTY
Pioche
Panaca
Las Vegas
Boulder City
0
100
200
kilometres

RIMFIRE MINERALS CORPORATION

PONCHO PROPERTY LOCATION

Date: 22/06/07

Author: WH

Office: Vancouver

Drawing: 1

Projection: Albers Equal Area Conic

442000 E
444000 E
446000 E
4262000 N
4260000 N
4258000 N
Poncho Claims
Gila Claims
ROYSTON HILLS
ACTIVE CLAIMS
Orizaba Mine
Prospect
Red Spring
Cole Spring
Water Tank
770 000 FEET (WEST)
R 38 E
R 39 E

Poncho - Gila claims outline	(red)
Third Party claims	(magenta)

RIMFIRE MINERALS CORPORATION

CLAIM STATUS
PONCHO PROPERTY

Date: 06/07

Author: WH

Office: Vancouver

Drawing: 2

Projection: UTM NAD27 Zone 11

Location and Introduction

The Corporation holds an interest in one mineral property in Nevada. The Poncho property is located 60 kilometers to the northwest of Tonopah in southwestern Nevada halfway between the cities of Reno and Las Vegas. There is road access to the property.

Property Acquisition

In January 2005, the Corporation signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Corporation has committed to making US $300,000 in expenditures within the project area during the term of the two year agreement. The expenditures were completed in January 2007. The Corporation may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. Upon acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. The Corporation has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

The Corporation had access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

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

Regional Geology

The Poncho property is situated within a 700 kilometers long by 300 kilometers wide geological corridor called the Walker Lane Belt (WLB). This belt straddles the California – Nevada border and trends northwestward within western Nevada marking the transition between two contrasting geological provinces; the Basin and Range to the northeast and the massive Sierra Nevada batholith to the west. The WLB is a distinctive structural corridor that is considered the inboard manifestation of the San Andreas Fault system.

The oldest rocks exposed in the central Walker Lane are Middle and Upper Cambrian siliclastic and carbonate rocks. This basement stratigraphy was deformed by both the Mississippian Antler and Triassic Sonoma orogenies. This composite structural package was then intruded by Jurassic to Upper Cretaceous plutons. From approximately 34 million years ago until the present day, the WLB has been the focus of episodic volcanism, including andesite stratvolcanoes, rhyolite flow domes and mafic lava flows. Large-scale structures within the WLB are thought to have partially controlled the localization of volcanism and associated precious metal deposits. The intensity and extensive nature of hydrothermal systems driven by this volcanic-structural regime is marked by over 40 epithermal deposits in the Walker Lane that account for 46.7 million ounces of gold and 436 million ounces of silver in production and resources.

Property Geology

The central portion of the Poncho property is comprised of a window of uplifted Mesozoic limestones, dolomites and siliclastic rocks, flanked by overlying Tertiary volcanic rocks and minor sediments. A series of silica caps, up to 600 m in diameter, occur at the contact between the Mesozoic sedimentary rocks and the Tertiary volcanic rocks near the intersection of a regional, northwest-trending Walker Lane fault, and smaller, second-order northeast-trending faults. The silica caps are composed of multi-stage hydrothermal breccias with extensive silicification, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. Near the same level as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centers. Veins feeding the silica caps exhibit chalcedonic banding, silica after bladed calcite and needle adularia. These textures are evidence for multiple episodes of boiling, which often indicate a favourable environment for gold accumulation.

Mineralization

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. The main areas of the current exploration program are in the southwest side of the Poncho property, where a series of silica caps, up to 600 m in diameter, occur at the contact between the Mesozoic sedimentary rocks and Tertiary volcanic rocks near the intersection of a regional, northwest-trending Walker Lane fault, and smaller, second-order northeast-trending faults. Silica caps are composed of multi-stage hydrothermal breccias with extensive silicifcation, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. At the same elevation as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centers. A system of veins, with individual veins measuring several meters wide up to 15 meters wide, trend into the silica caps. These veins exhibit chalcedonic banding, silica after bladed calcite and needle adularia all of which are interpreted as boiling textures that favour gold-silver mineralization.

Surface Exploration, Geophysics and Drill Programs

During 2006, mapping and prospecting programs identified potential drill targets. In early 2007, the Corporation completed a 5200’ foot reverse circulation drill program in 7 holes, testing five individual vein targets: Poncho Zone, Main Silica Cap, Silverthorne Zone, Ranchero Zone and the Calcite Zone. All drill holes intersected significant vein zones from 5 to 35 feet wide that display vein in-fill, textures and associated alteration (chlorite, silica, carbonate, pyrite) indicative of multiple veining/brecciation events in the boiling zone of an epithermal system. Marginal gold values of 1 to 2 grams/tonne gold over five to ten foot intervals were returned from the Poncho Zone, Main Silica Cap and Silverthorne Zone. For all

drill holes the epithermal pathfinder elements arsenic, mercury and antimony show systematic increases with elevation, particularly a sharp increase at 5700’ elevation above sea level. We interpret this inflection to represent a sharp thermal gradient at the top of the hydrothermal system. Current drilling has only tested 150 to 170 meters below this sharp thermal gradient, whereas potential zones of gold deposition may occur further at depth. The amount of silification on the Poncho property suggests a significant hydrothermal system, possibly centered on the Main Silica Cap. Deeper drilling of vein structures below the Main Silica Cap is recommended to further test the potential for gold deposition at depth.

A technical report has not been filed for the Nevada Properties. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation.

Future Exploration Programs

The Corporation will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. The Corporation is seeking a Joint Venture partner to advance the Poncho property.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2008 to January 31, 2009 will be approximately $1,191,000. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 4,175	$ 50,100
Insurance	4,125	49,500
Investor services	2,780	33,360
Management services	22,500	270,000
Office	6,950	83,400
Marketing and promotion	25,525	306,300
Rent	9,150	109,800
Salaries & support services	20,850	250,200
Travel & entertainment	3,195	38,340
TOTAL	$ 99,250	$ 1,191,000

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

OPERATING RESULTS

The Corporation adopted accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending January 31, 2007. At each balance sheet date, the Corporation’s financial instruments are measured at their fair value. Gains and losses are recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments. Adoption of this provision requires that interim statements for the fiscal year must show the components of other comprehensive income and the adjustments to reclassify amounts of revenue, expense, gain and loss previously recognized in other comprehensive income to the income statement.The opening balance of accumulated other comprehensive income was adjusted by $94,098 to reflect the excess of fair value of securities over the cost basis used in the balance sheet for the fiscal year ended January 31, 2006.

The Corporation adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the fiscal year ended January 31, 2004. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital.

Year Ended January 31, 2008

For the year ended January 31, 2008 The Corporation incurred a net loss of $3,241,987 ($0.13 per share) compared to a net loss of $2,772,497 ($0.13 per share) in the previous year. Mineral property revenues increased by 60% from $416,158 to $685,244 while interest and other revenue doubled from $138,273 to $271,835. However, these revenue increases were offset by increased exploration expenditures of $2,605,888 compared to $1,286,495 in the previous year. General and administrative expenses remained relatively unchanged from the previous year.

The most significant item comprising general and administrative expenses was share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. This item accounted for one-third of the total expenditures. The variance from the previous year resulted from the allocation of share-based compensation to mineral property exploration. Total share-based compensation of $1,034,486 was nearly the same as the previous year, but $265,792 of it was allocated to exploration expenditures.

Salaries and support services accounted for 40% of the increase in total expenditures reflecting the increased number of full-time staff in the Corporation. The largest change in a single component of administrative expenditures was investor services, which include dissemination of information to investors, transfer agent services and regulatory fees to maintain a public company. Investor services increased from $41,500 in 2006 to $85,392 in 2007. A second significant change occurred in foreign exchange losses which increased from $7,219 in 2006 to $47,233 in 2007. The Corporation maintains US dollar accounts to make payments denominated in US dollars. When these accounts are adjusted to the prevailing exchange rate at the balance sheet date, the difference is shown as a foreign exchange gain or loss. The US dollar slipped from an average of $1.18 Canadian in 2006 to $1.06 in 2007.

Exploration expenditures, excluding those by joint-venture partners, totaled $2,495,617 ($1,538,295), and property acquisition expenditures totaled $165,477 ($307,542). These costs were offset by exploration reimbursements of $38,963 ($560,058). The majority of the exploration expenditures were made on the Wernecke property which is a joint venture with Fronteer Development Group. The Corporation contributed 20% of the total program cost of approximately $6 million to maintain a 20% ownership interest in the property. Another major emphasis was the Poncho property in Nevada, which was drilled early in the year, and the Lachlan Fold Belt properties in New South Wales, Australia, where the Corporation is currently conducting reconnaissance field work.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2008 exploration tax credits were $4,872 ($32,702). The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Corporation’s active mineral properties fall within the designated zone. Flow though expenditures, which were renounced to investors, are not eligible for this tax credit. Option proceeds were $148,143 ($168,500) while joint venture management fees were $193,060 ($64,776).

There are several differences which affected the comparability of current fiscal year exploration expenditures with previous years. The first was the initiation of two option agreements which resulted in increased joint venture management fees, though lower option proceeds. The second factor was the Corporation’s participation in the Wernecke Breccia Joint Venture which consumed nearly half of the Corporation’s exploration budget. Another factor was the commencement of exploration in Australia’s Lachlan Fold Belt and continuing exploration of several new grass-roots projects within British Columbia.

Year Ended January 31, 2007

For the year ended January 31, 2007, The Corporation incurred a net loss of $2,772,497 ($0.13 per share) compared to a net loss of $1,823,606 ($0.10 per share) in the previous year. Revenue nearly doubled as interest revenue increased from $68,672 to $135,804 and joint venture management fees increased by $28,499 with new option agreements for the Williams property and Northgate Alliance. Option proceeds were nearly the same in both years.

The most significant item comprising general and administrative expenses was share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. This item accounted for nearly half of the total expenditures and 78% of the increase from the previous year. Other expenditures which increased are office expenses, which includes printing and mailing costs for the annual report and meeting materials, and salaries and support services which reflects the increased number of full-time staff in the Corporation. Accounting and legal expenses also increased primarily as a result of increased regulatory compliance costs.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,538,295 and property acquisition costs totaled $307,542. These costs were offset by joint venture reimbursements of $560,058. The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2007, exploration tax credits were $32,702, option proceeds were $168,500, while joint venture management fees were $64,776.

Several factors affected the comparison of fiscal year ended January 31, 2007 exploration expenditures to previous years. The first was the initiation of two option agreements which resulted in increased option proceeds and joint venture reimbursements while reducing the Corporation’s overall exploration costs. Another factor was the acquisition costs associated with applications for exploration licenses in Australia’s Lachlan Fold Belt. Exploration work in Nevada, for the Walker Lane Alliance project, and in British Columbia and Yukon, for the Northgate Alliance, increased exploration expenditures for the fiscal year.

Year Ended January 31, 2006

For the year ended January 31, 2006, the Corporation incurred a net loss of $1,823,606 ($0.10 per share) compared to a net loss of $1,495,680 ($0.09 per share) in the previous year. Revenue declined by $15,848 as interest revenue remained steady but joint venture management fees decreased due to reduction in number of projects under management. Completion of earn-in on the Thorn property contributed to a decline in option proceeds from $358,630 for the fiscal year ended January31, 2005 to $163,500 for the fiscal year ended January 31, 2006.

The major increases in general and administrative expenses were for rent and salaries and support services. Rent during the year increased from $39,172 in 2004 to $63,832 in 2005 as office renovations were completed at the end of the first quarter allowing more office space for the use of Corporation staff. Salaries and support services increased from $163,503 in 2004 to $255,550 in 2005. This reflected the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd.

Investor services expense was split into two components to reflect the re-alignment of marketing strategies. Investor services expense included only the costs required to maintain a public listing and to provide services to current shareholders. This included listing fees and transfer agent costs. Marketing expense included the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the Corporation’s profile in the marketplace. Prior results were reclassified to conform to the new presentation. Total expenditures on both components are reduced in the current year. The change to a strategic marketing focus rather than trade show participation was primarily responsible for the changes in expenditures.

Accounting and legal costs increased sharply for the fiscal year ended January 31, 2006. Part of this increase was due to increased audit procedures required to comply with changes in accounting and auditing standards. It is anticipated that there will be an increase of approximately 20% in the amount of time involved in the audit in the future. The second factor was the number and complexity of property option and exploration agreements undertaken by the Corporation during the year. Most of these costs were included in acquisition costs for the individual properties but some were corporate expenses related directly to setting up a new subsidiary to hold claims in Nevada.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,116,172, and property acquisition costs totaled $202,167. These costs were offset by joint venture reimbursements of $33,988. For the fiscal year ended January 31, 2006, British Columbia Mineral Exploration Tax Credits were only $18,736 since the remainder of exploration expenditures were renounced to flow-through investors from the private placement completed during the second quarter.

Several factors came into play when comparing fiscal year ended January 31, 2006 exploration expenditures to previous years. The first was the Corporation’s decision to undertake geophysical and geochemical surveys on the Williams property. This program accounted for one-fifth of the Corporation’s exploration expenditures. Another factor was the acquisition of new claims in the Goodpaster region of Alaska. Exploration work in Nevada for the Walker Lane Alliance project also increased total exploration expenditures. The final factor was completion of earn-in for the Thorn property requiring the Corporation to pay 49% of exploration expenditures. British Columbia expenditures were financed with a flow-through share placement which reduced mineral exploration tax credits which otherwise would have offset 20% of the expenditures.

The Corporation may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past under the Corporation’s guidance. Reclamation work is normally completed at the end of each season’s exploration program. However, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs. An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects and the present value of this cost has been included in mineral property expenses. When the work is completed, the expense will be charged against this liability account rather than to the project expenses.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended January 31, 2008

The Corporation’s working capital as of January 31, 2008 was $8,864,011 comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing.

The Corporation’s number of issued and outstanding shares was 25,607,251 at January 31, 2008. The July 5, 2007 private placement completed during the second quarter (see paragraph immediately below) represents most of the increase from the 21,751,539 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 635,000 employee stock options were granted at a weighted average strike price of $1.85 and 182,500 options were exercised. 1,720,000 previously granted director and employee options exercisable before January 2012 remain outstanding.

On July 5 2007, the Corporation completed a $6.5 million private placement consisting of flow-through and non-flow-through units. The Corporation issued 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. Each flow through unit consisted of one flow-through share and one-half non-transferable share purchase warrant. Each non flow-through unit consisted of one common share and one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $2.75 per share prior to July 5, 2009. There were 139,080 non-transferable Brokers' Warrants issued. Each Broker's Warrant entitles the holder to purchase one common share at a price of $2.00 per share until July 5, 2009. Share issue costs totaled $163,018 for net proceeds of $6,338,982. If all exercisable options and warrants are exercised, a maximum of $10 million will be added to the Corporation’s treasury, and shares outstanding will total 30,617,543.

On December 31, 2007, the Corporation renounced the flow-through benefits to investors even though some of the expenditures had not yet been incurred. The flow-through share rules permit the Corporation to renounce expenditures prior to actual expenditure as long as they are incurred before the earlier of the end of the second calendar year or 48 months after the signing of the agreement. The total “look-back” amount renounced was $304,122. As of January 31, 2008, the Corporation is obligated to spend $291,274 on eligible flow-through expenditures in B.C. before December 31, 2008. The renunciation of flow-through benefits resulted in an income tax recovery on the Consolidated Statement of Operations since the tax losses represented by these benefits are not likely to be realized by the Corporation.

The Corporation’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Corporation’s current obligations include sublease commitments for office space. The lease for head office space expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $84,937. Other current obligations are statutory withholding and payroll taxes.

Year Ended January 31, 2007

The Corporation’s working capital as of January 31, 2007 was $4,368,723, comprised primarily of cash, term deposits and short-term investments, compared to $2,905,645 at the end of the previous fiscal year.

The Corporation’s number of issued and outstanding shares was 21,751,539 at January 31, 2007. The April 13, 2006 private placement completed during the first quarter (see paragraph immediately below) represented most of the increase from the 19,999,539 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 900,000 employee stock options were granted and 175,000 options were exercised. 1,020,000 previously granted director and employee options exercisable before December 2010 remain outstanding.

A private placement was completed on April 13, 2006 with net proceeds of $2.5 million. Share issue costs were $55,243. The private placement consisted of 1,572,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitled the holder to purchase one additional common share at a price of $2.00 per share before April 13, 2007 and $2.25 per share before April 13, 2008. The Warrants contained a provision whereby if, during the term of any unexercised Warrant, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Corporation may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants was April 13, 2008. If all remaining options and warrants are exercised, a maximum of $ 5.4 million will be added to the Corporation’s treasury, and shares outstanding will total 25,036,539.

Year Ended January 31, 2006

The Corporation’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the previous fiscal year end. The Corporation expected that current working capital would be sufficient for the 2006 and 2007 fiscal years.

The Corporation’s issued and outstanding shares stood at 19,999,539 at January 31, 2006. The June 14, 2005 private placement completed during the second quarter(see paragraph immediately below) and exercise of share purchase warrants represented most of the increase from the 17,855,220 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 150,000 employee stock options were granted and 600,000 options were exercised. 980,000 previously granted director and employee options exercisable before December 2009 remained outstanding.

The Corporation completed a private placement on June 14, 2005 raising net proceeds of $470,723 after payment of share issue costs of $29,277. The placement consisted of 400,000 flow-through shares at a price of $1.25 per share. The proceeds were used to fund exploration at the Thorn, Williams and other BC properties during 2005.

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

For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, British Columbia or Yukon Territorial government, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

In the event that the Corporation does not fulfill its obligations under the terms of any of its option agreements, such agreement or agreements will terminate and title to the property will revert to the grantor of the original option.

CAPITAL RESOURCES

Year Ended January 31, 2008

During the fiscal year ended January 31, 2008, the Corporation used $3,398,011 of its cash resources for operating activities, which included a net loss for the year of $3,241,987. Expenditures included net mineral property acquisition and exploration costs of $2,758,798, an increase of $2,153,120 from the previous year. The Corporation increased cash resources by $359,541 from the sale of marketable securities received as mineral property option proceeds. During the fiscal year, the Corporation issued 3,201,212 shares for net proceeds of $6,336,982 in the July 5, 2007 private placement. There were share issue costs of $163,018. An additional 654,500 shares were issued for net proceeds of $1,103,137 pursuant to share purchase warrants and options at prices of $0.60 to $2.00 per share. Share issue costs totaled $813. As of January 31, 2007, consolidated cash amounted to $7,604,417, an increase of $4,653,119 from the beginning of the year. In addition, the Corporation holds $291,274 as cash restricted for flow-through expenditures which will be used for eligible mineral property expenditures in the current fiscal year.

Year Ended January 31, 2007

During the year ended January 31, 2007, the Corporation used $1,248,486 of its cash resources for operating activities, which included a net loss for the year of $2,772,497. Expenditures included net mineral property acquisition and exploration costs of $605,678, a decrease of $488,614 from the previous year. The Corporation increased cash resources by $222,480 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 1,572,000 shares for net proceeds of $2,494,756 in the April 13, 2006 private placement. There were share issue costs of $55,243. An additional 180,000 shares were issued for net proceeds of $150,561 pursuant to share purchase warrants and options at prices of $0.25 to $1.70 per share. Share issue costs totaled $140. As of January 31, 2007, consolidated cash amounted to $2,951,298, an increase of $115,271 from the beginning of the year.

Year Ended January 31, 2006

During the year ended January 31, 2006, the Corporation used $1,698,859 of its cash resources for operating activities, which included a net loss for the year of $1,823,606. Expenditures included net mineral property acquisition and exploration costs of $1,094,292, an increase of $432,390 from the previous year. The Corporation increased cash resources by $15,736 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 415,500 flow-through shares for net proceeds of $288,223 in the June 14, 2005 private placement. There were share issue costs of $29,277 and a provision for future income taxes of $182,500. An additional 1,728,819 shares were issued for net proceeds of $1,601,803 pursuant to share purchase warrants and options at prices of $0.25 to $1.15 per share. Share issue costs totaled $3,466. As of January 31, 2006, consolidated cash amounted to $2,836,027, an increase of $111,944 from the beginning of the year.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$330,756	$118,416	$212,340	Nil	Nil
Mineral Property Interests – Option Payments [2]	$385,000	$65,000	$100,000	$110,000	$110,000
Mineral Property Interests – Filing Fees[2]	$4,035,813	$730,223	$1,271,974	$973,295	$1,060,320
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$4,751,569	$913,639	$1,584,314	$1,083,295	$1,170,320

[1]

Management agreement requires 6-month written notice or fees in lieu of notice. Sublease agreement is effective June 1, 2008 to November 30, 2010.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Jason S. Weber, P. Geo., President and Chief Executive Officer

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer on December 1, 2007 after serving as Manager, Corporate Communications for the Corporation since December 1999. Mr. Weber is also a director of Tatlow Investments, which is a private British Columbia corporation.

Henry J. Awmack, P.Eng., Director

Vancouver, BC

Henry J. Awmack holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Engineering Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc. and a director of Antioch Investments Ltd., Misty Creek Ventures Ltd., and Sleeping Dogs Warehouse Ltd., which are private British Columbia corporations.

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

David A. Caulfield, P. Geo., Chairman

Coquitlam, BC

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

Bipin Ghelani, C.A., Director

Richmond, BC

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

Alan J. Hutchison, Corporate Secretary

North Vancouver, BC

Alan J. Hutchison holds a B.A. and an LL.B. (Bachelors of Laws degree). Mr. Hutchison is a member of the British Columbia Law Society and was called to the British Columbia Bar in 2001. He is currently practicing law in Vancouver as a partner with Fraser Milner Casgrain, LLP (“FMC”.) FMC currently provides legal services to the Corporation.

Dorothy G. Miller CGA, Chief Financial Officer

North Vancouver, BC

Dorothy Miller holds a Certified General Accountant designation and a Bachelor of Home Economics degree. As of April 2006, Ms. Miller is employed directly by the Corporation. She was previously employed by Equity Engineering Ltd. from 1999 to 2006 while under contract with the Corporation. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of another director, Henry J. Awmack.

Jack H.L. Miller, P.Eng, Director

North Vancouver, BC

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

Ian J. Talbot, Director

North Vancouver, BC

Ian J. Talbot holds a B.Sc. in geology and an LL.B. (Bachelors of Laws degree). Mr. Talbot is a member of the British Columbia Law Society and was called to the British Columbia Bar in 1990. Mr. Talbot is a member of the Audit Committee for the Corporation and is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.) Mr. Talbot is President of Arcus Development Group Inc., a publicly traded British Columbia corporation.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
Henry J. Awmack	Equity Engineering Ltd. Misty Creek Ventures Ltd.	President Director Director	02/02 to 06/06 01/87 to present 05-07 to present
David A. Caulfield	Equity Engineering Ltd. Kaminak Gold Corporation	Director Member, Advisory Board	01/87 to present 12/06 to present
Bipin Ghelani	Goldmember Minerals Inc.	Director	05/06 to present
Alan Hutchison	Centenario Copper Corporation	Corporate Secretary	03/04 to present
Gary Paulson	Falcon Drilling Ltd. Arcus Development Group Inc.	President Director	1986 to present 08/06 to present
Jack H.L. Miller	Quadra Mining Ltd.	Chief Operating Officer	04/04 to present
Ian J. Talbot	Arcus Development Group Inc. Paramount Gold & Silver Corp.	President Director	05/06 to present 05/07 to present

Arcus Development Group Inc. (“Arcus”) signed an option agreement with the Corporation to earn a 51% interest in the Williams property on completion of cash and share payments and exploration expenditures. Ian Talbot and Gary Paulson are directors of both Arcus and the Corporation. The decision to option the property was made with these common directors abstaining. The common directors also abstained from any other discussions concerning the option agreement. The option agreement was terminated effective February 25, 2008.

Mark E. Baknes, David A. Caulfield, Dorothy G. Miller and Jason S. Weber each devote 100% of their time to the affairs of the Corporation. Henry J. Awmack, Bipin Ghelani, Jack H.L. Miller, Gary Paulson, and Ian J. Talbot each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of January 31, 2008, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Henry J. Awmack, Director	Jan. 2008	NIL	NIL	NIL	20,000	NIL	NIL	NIL
Mark E. Baknes, Vice President	Jan. 2008	$124,558	NIL	NIL	30,000	NIL	NIL	NIL
David A. Caulfield, Director Business Development [1]	Jan. 2008	NIL	NIL	NIL	60,000	NIL	NIL	$129,600[1]
Bipin Ghelani, Director	Jan. 2008	NIL	NIL	NIL	20,000	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary	Jan. 2008	NIL	NIL	NIL	30,000	NIL	NIL	NIL[2]
Dorothy Miller, CFO	Jan. 2008	$80,043	NIL	NIL	30,000	NIL	NIL	$90,750[3]
Jack H.L. Miller, Director	Jan. 2008	NIL	NIL	NIL	20,000	NIL	NIL	NIL
P. Gary Paulson, Director	Jan. 2008	NIL	NIL	NIL	20,000	NIL	NIL	NIL
Ian J. Talbot, Director	Jan. 2008	NIL	NIL	NIL	20,000	NIL	NIL	NIL
Jason S. Weber., President & CEO[4]	Jan. 2008	$91,731	NIL	NIL	140,000	NIL	NIL	NIL

[1]

Pursuant to the terms of a Management Agreement effective January 1, 2008, Equity Engineering Ltd. is paid the sum of $10,800 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management and Consulting Contracts".

[2]

Alan J. Hutchison is an associate lawyer with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year ended January 31, 2008, the Corporation paid the firm of Fraser Milner Casgrain LLP $93,644 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[3]

Other Annual Compensation includes stock option benefit from exercise of previously granted stock options.

[4]

Jason S. Weber was appointed President and Chief Executive Officer on December 1, 2007. Prior to that date, he was Manager, Corporate Communication for the Corporation. The figures in this table include all remuneration for the fiscal year.

As at January 31, 2008, the Corporation has granted rights to purchase or acquire an aggregate of 2,355,000 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on April 30, 2008 as traded on the TSX Venture Exchange was $1.15.

Outstanding Director and Officer Stock Options as at January 31, 2008

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Henry Awmack	25,000 20,000 15,000 25,000 10,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
Mark Baknes	100,000 15,000 10,000 100,000 15,000 15,000 15,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
David Caulfield	120,000 45,000 15,000 150,000 25,000 50,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
Bipin Ghelani	10,000 10,000 10,000 25,000 10,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65

Alan Hutchison	25,000 5,000	July 16, 2007 Dec. 10, 2007	2.00 1.65	July 16, 2012 Dec. 10, 2012	2.00 1.65
Dorothy Miller	15,000 10,000 50,000 10,000 15,000 15,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$1.21 1.23 1.70 2.04 2.00 1.65	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$1.21 1.23 1.70 2.04 2.00 1.65
Jack Miller	25,000 10,000 10,000 25,000 10,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
Gary Paulson	25,000 10,000 10,000 25,000 10,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
Ian Talbot	25,000 25,000 10,000 75,000 10,000 10,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 2.04 2.00 1.65
Jason Weber	50,000 65,000 10,000 25,000 10,000 15,000 125,000	Dec. 18, 2003 Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007	$0.95 1.21 1.23 1.70 2.04 2.00 1.65	Dec. 18, 2008 Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012	$0.95 1.21 1.23 1.70 2.04 2.00 1.65
Total	1,685,000

In addition to the options granted to Directors and Senior Officers of the Corporation, the Corporation issues share purchase options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan, the Corporation has reserved a total of 2,553,225 shares for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Of the reserved shares, 123,255 remain available for stock option grants. Shareholders must approve the stock option plan at each annual general meeting, at which time the number of shares available for issue increases to a total of 10% of the Corporation’s issued and outstanding shares as of the record date for the meeting.

As of January 31, 2008, there are five employees who have been granted stock options in the aggregate amount of 670,000 options at exercise prices ranging from $0.96 to $2.04 with expiry dates between June 2009 and December 2012. Individual grants of more than 30,000 options vest over a period of two years.

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

Management and Consulting Contracts

The Corporation entered into a management agreement effective January 1, 2008 with Equity Engineering Ltd. (“Equity”), incorporated herein by reference to Exhibit 4.30 of this Form 20-F, pursuant to which Equity will furnish the services of David A. Caulfield as President and Chief Executive Officer of the Corporation until November 30, 2007, and Director, Business Development for the remainder of the year, for the sum of $10,800 per month. The agreement also provides that the Corporation will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack, who are directors of the Corporation.

Equity Engineering Ltd. provides geological consulting services to the Corporation on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into.

During the fiscal year ended January 31, 2008, there were three such projects: Jake and Williams properties in British Columbia, and the Northgate Alliance in the Yukon.

The Jake project represented one type of contract. Equity Engineering was contracted to provide geological consulting services for the drilling program only, then costs were passed on to the joint venture partner, Island Arc Exploration Corporation, for reimbursement. The Corporation’s share of expenditures was $13,183 of which Equity was paid $836 for geological consulting fees and project management fees, $842 for maps and reproductions and $88 for support services. The Corporation provided technical assistance at a cost of $11,417.

Equity Engineering was contracted to provide geological consulting services for the Williams project, with the costs passed on to the joint venture partner Arcus Development Group for reimbursement. The Corporation’s share of expenditures was $4,794 of which Equity was paid $37 for project management fees, $202 for maps and reproductions, and $88 for support services. The Corporation provided technical assistance at a cost of $3,884 and other support activities totalling $583.

Equity Engineering was contracted to provide geological consulting services for the Northgate Alliance field work in Yukon Territory, with the costs reimbursed by Northgate Minerals. The Corporation’s share of expenditures was $38,085 of which Equity was paid $201 for geological consulting fees and project management fees and $385 for maps and reproductions. The Corporation provided technical assistance at a cost of $5,477, staking costs of $31,872, and other support activities totalling $150. Northgate paid reimbursement of $20,622 for staking costs and technical support.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2008.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2008 as follows:

	Monthly	Yearly
David A. Caulfield	$10,800 [1]	$129,600
Mark E. Baknes	$10,800	$129,600
Dorothy Miller	$7,500	$90,000
Jason Weber	$11,000	$132,000

[1]

Paid to Equity Engineering Ltd. pursuant to the terms of management agreement, effective January 1, 2008.

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

BOARD PRACTICES

The directors of the Corporation are elected by the Corporation shareholders at the Corporation’s Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation. In November 2007, a decision was made by the Board of Directors to appoint an additional board member, Jason S. Weber. Mr. Weber will hold this position until elections are held at the next Annual General Meeting. The Articles of the Corporation permit appointment of directors so long as the number appointed does not exceed one-third of the number elected by the shareholders at the previous Annual General Meeting.

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, P. Gary Paulson, and Ian J. Talbot. The Corporation’s Compensation committee is comprised of the independent directors; Bipin Ghelani, Gary Paulson and Ian Talbot. The committee meets on an annual basis to review management performance and compensation. Recommendations from the committee are referred to the entire board of directors at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

The Audit Committee performs an oversight role for the board by:

•

Reviewing the appointment of the Chief Financial Officer and any other key financial personnel.

•

Reviewing, with management and the external auditor, the adequacy and effectiveness of the Corporation’s systems of internal control and the adequacy and timeliness of its financial reporting processes.

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

EMPLOYEES

The Corporation has eight full-time employees. All other personnel are retained under contract with Equity Engineering Ltd. See “Management and Consulting Contracts” above. There are no contracts or collective agreements between the Corporation and any labor union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2008.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled (1)	Percentage of Issued Share Capital
David A. Caulfield, P. Geo. Coquitlam, B.C. Chairman of the Board, Director	Common Shares: 748,151[1] Options: 415,000[2] Warrants: 25,000[3]	2.92%
Henry J. Awmack, P.Eng. Vancouver, B.C. Director	Common Shares: 1,370,151[1] Options: 115,000[2] Warrants: 5,000[3]	5.35%
Mark E. Baknes, P.Geo. Westholme, B.C. Vice-President, Exploration	Common Shares: 569,100[1] Options: 270,000[2] Warrants: Nil	2.22%
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 128,000[1] Options: 85,000[2] Warrants: Nil	0.50%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: Nil Options: 30, 000[2] Warrants: Nil	0.0%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: Nil Options: 115,000[2] Warrants: Nil	0.0%
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 63,400[1] Options: 100,000[2] Warrants: 5,000[3]	0.25%
P. Gary Paulson Prince George, B.C. Director	Common Shares: 168,680[1] Options: 100,000[2] Warrants: Nil	0.668%
Ian J. Talbot North Vancouver, B.C. Director	Common Shares: 15,000[1] Options: 155,000[2] Warrants: Nil	0.06%

Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 79,500[1] Options: 300,000[2] Warrants: 10,000[3]	0.27%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2008, based upon information furnished by the respective shareholders.

[2]

Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officer of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]

Warrants entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Warrants do not carry any voting rights.

Of the shares beneficially held by David Caulfield, 193,151 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Henry Awmack, 73,151 shares are beneficially held by Running Dog Resources Inc, a private British Columbia corporation controlled by Henry Awmack.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at January 31, 2008.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON	Common Shares: 20,328,841	79.39%
Depository Trust Company New York, NY	Common Shares: 4,570,604	17.85%
Henry J. Awmack, P.Eng. Vancouver, B.C. Director	Common Shares: 1,370,151 Options: 115,000 Warrants: 5,000	5.35%

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The only significant change in ownership over the past three fiscal years is the gradual dilution of Mr. Awmack’s holding due to private placements completed by the Corporation. While his actual shareholdings remain almost the same, at January 31, 2007 it represented 6.22% of the outstanding shares of the Corporation and 6.79% at January 31, 2006.

RELATED PARTY TRANSACTIONS

As at April 30, 2008, the Corporation was indebted to Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), in the amount of $24,800 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors of the Corporation. The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter of 2008, the Corporation paid Equity $2,477 for geological consulting services and $57,349 for providing general corporate and administrative services composed of $1,602 for investor services, $32,682 for management services, $806 for office services, $18,124 for rent and $4,136 for support services.

As at January 31, 2008, the Corporation was indebted to Equity, in the amount of $72,121 for consulting services provided by Equity. During the year ended January 31, 2007, the Corporation paid Equity $35,777 (2007 - $736,281, 2006 - $206,763) for geological consulting services and $234,271 (2007 - $235,389, 2006 - $244,871) for providing general corporate and administrative services composed of $6,364 (2007 $6,282, 2006 - $4,279) for investor services, $131,775 (2007 - $129,999, 2006 -$99,305) for management services, $9,412 (2007 - $9,672, 2006 - $6,928) for office services, $67,908 (2007 - $62,336, 2006 - $62,696) for rent and $18,812 (2007 - $27,100, 2006 - $71,663) for support services.

Two of the directors, David Caulfield and Henry Awmack, each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3 to Consolidated Financial Statements – see Item 17). The claims were originally staked and explored by Antioch Investments Ltd. and Equity Engineering Ltd., in which they hold an interest. When the property was sold to Newmont and NVI Mining Ltd, these companies retained an NPI of varying amounts depending on the claim group.

Except as disclosed above, from the beginning of the fiscal year ending January 31, 2008 up to April 30, 2008, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2008 and 2007

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2008, 2007, and 2006

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2008

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability.

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

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The Common Shares of the Corporation are traded in Canada under the stock symbol "RFM" on the TSX Venture Exchange and under the stock symbol "RMFRF" on the OTC Bulletin Board in the United States. The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period February 1, 2006 to April 30, 2008.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
November 1-30, 2007	$ 2.09	$ 2.21	$ 1.46	$ 1.46	386,004	199,740
December 1-31, 2007	1.79	1.74	1.38	1.34	399,539	122,200
January 1-31, 2008	1.73	2.19	1.08	1.08	627,109	246,850
February 1-28, 2008	1.59	1.59	1.10	1.10	459,854	152,770
March 1-31, 2008	1.65	1.69	1.26	1.27	298,281	113,300
April 1-30, 2008	1.35	1.32	1.11	1.13	372,113	102,890

Fiscal 2006	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$2.64	$2.56	$1.45	$1.50	3,144,325	556,595
Second Quarter	2.38	2.27	1.61	1.65	1,651,784	231,386
Third Quarter	2.10	2.06	1.51	1.50	1,240,808	340,300
Fourth Quarter	2.34	2.41	1.84	1.84	1,622,160	354,600

Fiscal 2007	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$2.34	$2.29	$1.91	$1.89	1,242,605	319,600
Second Quarter	2.20	2.26	1.80	1.78	2,058,043	643,240
Third Quarter	2.18	2.18	1.42	1.34	1,446,169	433,350
Fourth Quarter	2.09	2.21	1.08	1.07	1,412,652	568,790

Fiscal 2008	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$1.65	$1.69	$ 1.10	$1.10	1,130,248	368,960

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years.

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
January 31, 2008	$ 2.34	$2.29	$ 1.08	$1.07	6,159,469	1,964,980
January 31, 2007	2.64	2.56	1.45	1.50	7,659,077	1,428,881
January 31, 2006	1.90	2.00	0.93	1.00	7,529,120	1,977,335
January 31, 2005	1.80	2.33	0.76	0.76	5,946,066	736,535
January 31, 2004	1.25	1.51	0.51	0.48	4,744,159	1,527,779

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. (Incorporation Number BC0405623). The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

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

There is no provision in the Corporation’s articles of association that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation. None of the provisions in the Corporation’s articles of association is significantly different from those applying to all corporations within British Columbia, nor are the conditions imposed by the Corporation’s articles of association governing changes in share capital more stringent than is required by law.

MATERIAL CONTRACTS

The Corporation entered into a management agreement effective January 1, 2008 with Equity Engineering Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation for the sum of $10,800 per month. The agreement also provides that the Corporation will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. The rental portion of the agreement will be terminated May 31, 2008 although the remainder of the agreement will remain in force until the end of the term. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors of the Corporation.

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

Except as provided in the Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

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

An “American”, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. The following discussion was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person. Accordingly, holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

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

Distributions on common shares of the Corporation

U.S. Holders, who do not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received a “qualified 10-percent owned foreign corporation” (other than a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's adjusted tax basis in the common shares of the Corporation. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For non-corporate U.S. Holders, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For corporate U.S. Holders (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

As a PFIC, each U. S. Holder’s income or gain, with respect to a disposition or deemed disposition of the Corporation’s shares or a distribution payable on such shares will generally be subject to tax a the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-Market” election for those shares. Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation's qualifies as a PFIC on his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed.

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

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. Holder must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (“SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

SUBSIDIARY INFORMATION

The Corporation has two (2) wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. ("Rimfire Alaska"), which was incorporated under the laws of Alaska (File 64596-D) on August 19, 1998 for the purpose of holding the Corporation's Alaskan mineral property interests, and Rimfire Nevada Ltd. (Rimfire Nevada) which was incorporated under the laws of Nevada (File 105C-05) on January 4, 2005 for the purpose of holding the Corporation's Nevada mineral property interests. The Corporation has one (1) wholly-owned Australian subsidiary, Rimfire Australia Pty. Ltd. which was incorporated under the laws of the State of Victoria, Australia (ACN 121-382-554) on August 23, 2006 for the purpose of conducting exploration in Australia,

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares.

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

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor does it issue or hold any market risk sensitive instruments. The Corporation does not deem interest rate risk to be a material risk to the Corporation.

The Corporation does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts. The following table illustrates the effect on the Corporation’s total assets from fluctuations in the foreign exchange rate at which these bank accounts are valued for each balance sheet date.

				Conversion Rate Decrease
Total Cash and cash equivalents as at January 31, 2008		Conversion rate	Canadian dollar equivalent	-25%	-15%	-5%
Canadian Dollar	$ 6,871,640	1.0000	$ 6,871,640	$ 6,871,640	$ 6,871,640	$ 6,871,640
US Dollar	651,967	1.0022	653,401	490,051	555,391	620,731
Australian Dollars	88,216	0.8998	79,376	59,532	67,470	75,408
			$ 7,604,417	$ 7,421,223	$ 7,494,501	$ 7,567,778
	Change in Cash & cash equivalents			(183,194)	(109,916)	(36,639)
	Percentage of Cash & cash equivalents			97.6%	98.6%	99.5%
Total Assets as at January 31, 2008	Percentage of Total Assets		$ 9,284,376	98.0%	98.8%	99.6%

				Conversion Rate Increase
Total Cash and cash equivalents as at January 31, 2008		Conversion rate	Canadian dollar equivalent	+5%	+15%	+25%
Canadian Dollar	$ 6,871,640	1.0000	$ 6,871,640	$ 6,871,640	$ 6,871,640	$ 6,871,640
US Dollar	651,967	1.0022	653,401	686,071	751,411	816,751
Australian Dollars	88,216	0.8998	79,376	83,345	91,283	99,220
			$ 7,604,417	7,641,056	7,714,334	7,787,612
	Change in Cash & cash equivalents			36,639	109,917	183,195
	Percentage of Cash & cash equivalents			100.5%	101.4%	102.4%
Total Assets as at January 31, 2008	Percentage of Total Assets		$ 9,284,376	100.4%	101.2%	102.0%

During the fiscal year ended January 31, 2008, U.S. Dollar exchange rates varied by up to 10% below the average exchange rate and up to 11% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 4% below the average exchange rate to a high of 4% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2008 was 5% below the average exchange rate for the year, while the Australian dollar exchange rate was the same as the average exchange rate for the year.

During the fiscal year ended January 31, 2007, U.S. Dollar exchange rates varied by up to 3% below the average exchange rate and up to 4% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 7% below the average exchange rate to a high of 4% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2007 was 4% above the average exchange rate for the year while the Australian dollar exchange rate for January 31, 2007 was 6% above the average exchange rate for the year. A variation of 5-25% above or below the fiscal year end exchange rates would have resulted in a change in Cash and cash equivalents of $15,320 to $76,602. These figures represent 100.5% to 102.6% of total Cash and cash equivalents or 100.3% to 101.4% of Total Assets for the Corporation.

This analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2008. A standard escalation factor was applied to the exchange rate to illustrate the effect on both cash and cash equivalents and total assets on the balance sheet of a variation in foreign exchange rates between 25% below and 25% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

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

In November 2006, a comprehensive review of risk factors facing the Corporation was undertaken by management and the Board of Directors. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of fiscal year ended January 31, 2008, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the Canada.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a-15 or 240.15d-15, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. Parts of this framework were not appropriate for use by the Corporation as they referred to positions and/or job functions which do not exist in a smaller organization. The Corporation integrated aspects of the second document produced by COSO, Internal Control over Financial Reporting – Guidance for Smaller Public Companies into the initial review. The Corporation annually reviews the final document to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the fiscal year ended January 31, 2008. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the fiscal year ended January 31, 2008.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

c) Attestation report of the registered public accounting firm

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission.

d) Changes in internal control over financial reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of “Financial Expert” on the Corporation’s Audit Committee. Mr. Ghelani is "independent" of the Corporation, as that term is defined by Section 803 of the American Stock Exchange (AMEX) Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. The other members of the Audit Committee have significant financial experience within the mining industry and are considered financially literate, although they do not meet the definition of “audit committee financial expert.”

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

The codes of ethics and corporate governance policy were filed on July 7, 2003 as exhibits to the Corporation’s Form 20-F for the fiscal year ended January 31, 2003. The Corporation will provide copies of these codes of ethics to any person, upon written request to the secretary of the Corporation at its address at 700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended January 31, 2008	Fiscal Year ended January 31, 2007
Audit Fees	$ 30,225	$ 26,000
Audit-Related Fees	4,275	4,275
Tax services - Canadian	1,500	1,500
Tax services - US	2,200	1,900
Tax services - Australia	-	-
All Other Fees	290	216
Total fees billed	$ 38,490	$ 33,891

The Corporation’s auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s Annual Report on Form 20-F. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category.

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

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2008 and 2007

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2008, 2007, and 2006

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2008

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	(3)
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2008	(6)
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	(3)
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	(3)
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	(3)
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	(3)
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	(3)
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	(4)
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	(4)
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	(3)
11.1	Corporate Governance Policy adopted November 20, 2002	(1)
11.2	Code of Ethics – Board of Directors dated January 31, 2003	(1)
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	(1)
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	(1)
11.5	Incentive Stock Option Plan	(2)
31.1	Certification by Chief Executive Officer	(6)
31.2	Certification by Chief Financial Officer	(6)
32.1	Certification by Chief Executive Officer	(6)
32.2	Certification by Chief Financial Officer	(6)

(1)

Incorporated herein by reference to the exhibits as filed on July 7, 2003 in connection with the Corporation’s Form 20-F for the fiscal year ended January 31, 2003.

(2)

Incorporated herein by reference to the exhibits as filed on July 26, 2004 in connection with the Corporation’s Form 20-F for the fiscal year ended January 31, 2004.

(3)

Incorporated herein by reference to the exhibits as filed on May 25, 2005 in connection with the Corporation’s Form 20-F. for the fiscal year ended January 31, 2005.

(4)

Incorporated herein by reference to the exhibits as filed on May 26, 2006 in connection with the Corporation’s Form 20-F for the fiscal year ended January 31, 2006.

(5)

Incorporated herein by reference to the exhibits as filed on May 11, 2007 in connection with the Corporation’s Form 20-F for the fiscal year ended January 31, 2007.

(6)

Filed as exhibits in connection with this annual report on Form 20-F for the fiscal year ended January 31, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RIMFIRE MINERALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President & Director

Date: May 20, 2008

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2008, 2007 and 2006

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

Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review the financial statements and reports prepared by management, internal controls, audit results, accounting policies and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, a firm of Independent Registered Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide the independent professional opinion which follows.

“Jason S. Weber”

“Dorothy Miller”

Jason S. Weber, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation (the “Company”) as at January 31, 2008 and 2007 and the consolidated statements of operations, of comprehensive loss, of shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2008 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles is summarized in Note 10 to the consolidated financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 28, 2008

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 28, 2008

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Mineral Property Operations
Revenue
Option proceeds	$148,143	$168,500	$163,500
Gain (loss) on marketable securities	344,041	182,882	(49,264)
Project management fees	193,060	64,776	36,277
	685,244	416,158	150,513
Expenses
Acquisition costs	165,477	307,542	202,167
Exploration expenditures	2,495,617	1,538,295	1,116,172
Reclamation obligations	(11,371)	33,418	-
Exploration expenditure reimbursements	(38,963)	(560,058)	(33,988)
Exploration tax credits	(4,872)	(32,702)	(18,736)
	2,605,888	1,286,495	1,265,615
Loss from mineral property operations	(1,920,644)	(870,337)	(1,115,102)
Other Operations
Revenue
Interest	270,858	135,804	68,672
Other	977	2,469	7,900
	271,835	138,273	76,572
Expenses
Accounting and legal	60,465	61,877	40,934
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Investor services	85,392	41,500	36,478
Management services	144,638	117,469	116,804
Marketing and promotion	124,232	109,752	77,234
Office	158,822	112,134	78,959
Rent	71,323	65,454	63,832
Salaries and support services	477,634	367,688	255,550
Share-based compensation	768,694	1,040,212	206,689
Travel and entertainment	79,004	62,908	48,920
	2,065,678	2,040,433	967,576
Loss from other operations	(1,793,843)	(1,902,160)	(891,004)

Loss before Income Taxes	(3,714,487)	(2,772,497)	(2,006,106)
Future Income Tax Recovery (Note 7)	472,500	-	182,500
Net Loss	$(3,241,987)	$(2,772,497)	$(1,823,606)
Basic and Diluted Loss Per Share	$(0.13)	$(0.13)	$(0.10)
Weighted average number of shares outstanding	24,366,869	21,414,928	18,656,974

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2008	2007
ASSETS
Current
Cash and cash equivalents		$7,604,417	$2,951,298
Cash restricted for flow-through expenditures		291,274	-
Short-term investments		322,559	1,223,356
Marketable securities		522,668	643,168
Accounts receivable		298,604	360,607
Prepaid expenses		42,564	35,724
		9,082,086	5,214,153

Mineral Property Interests (Note 3)		-	-
Project Reclamation Deposits (Note 4)		139,410	66,030
Office, Computer, and Field Equipment, less accumulated
depreciation of $119,898 (2007- $124,203)		62,880	78,405

		$9,284,376	$5,358,588
LIABILITIES
Current
Accounts payable and accruals		$145,954	$284,218
Payable to related party (Note 6)		72,121	54,391
Exploration funding deposits		-	506,821
		218,075	845,430

Mineral Property Reclamation Obligation (Note 8)		53,308	68,782
		271,383	914,212

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		17,704,253	12,120,742
Contributed Surplus (Note 5)		4,264,269	1,845,676
Deficit		(13,334,927)	(10,092,940)
Accumulated Other Comprehensive Income (Note 2)		379,398	570,898
		9,012,993	4,444,376

		$9,284,376	$5,358,588
APPROVED BY THE BOARD

“David A. Caulfield”	Director
“Jason S. Weber”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$(135,916)	$(322,640)	$(175,818)
Paid for exploration costs	(2,346,438)	(1,522,174)	(1,178,878)
Exploration expenditure reimbursements	32,855	560,058	33,988
Exploration tax credits and grants received	14,418	-	122,229
Exploration funding (paid) received	(506,821)	506,821	(97,806)
Project management fees received	194,840	63,278	36,293
Reclamation deposits (paid) received	(73,380)	(36,021)	15,700
Option proceeds received	61,644	145,000	150,000
Proceeds from sale of marketable securities	359,541	222,481	15,736
Other operations
Paid for supplies and services	(1,219,489)	(963,859)	(688,520)
Advances from related party	17,729	17,545	3,478
Interest and other revenue received	203,006	81,025	64,739
	(3,398,011)	(1,248,486)	(1,698,859)
Cash Flows Used for Investing Activities
Sale (purchase) of short-term investments	935,202	(1,210,800)	-
Purchase of office and field equipment	(32,917)	(70,761)	(51,483)
Cash restricted for flow-through expenditures	(291,274)	-	-
	611,011	(1,281,561)	(51,483)
Cash Flows From Financing Activities
Common shares issued for cash	7,603,950	2,700,701	1,895,029
Share issue costs	(163,831)	(55,383)	(32,743)
	7,440,119	2,645,318	1,862,286

Increase in Cash and Cash Equivalents	4,653,119	115,271	111,944
Cash and Cash Equivalents, Beginning of Year	2,951,298	2,836,027	2,724,083

Cash and Cash Equivalents, End of Year	$7,604,417	$2,951,298	$2,836,027
Supplemental Information on Non-Cash Transactions
Marketable securities received	(86,500)	(23,500)	(13,500)
Mineral property interest option proceeds	86,500	23,500	13,500
Share-based compensation expense	1,034,486	1,040,212	206,689

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006

Net Loss	$(3,241,987)	$(2,772,497)	$(1,823,606)
Other comprehensive (loss) income
Changes in fair value of investments	159,200	476,800	-
Realized gains on sale of investments	(350,700)	-	-
Taxes arising on changes in fair value of investments (Note 7)	-	-	-
Other comprehensive (loss) income	(191,500)	476,800	-

Comprehensive Loss	$(3,433,487)	$(2,295,697)	$(1,823,606)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Common Shares (Note 5)
Balance, beginning of year	$12,120,742	$9,358,013	$7,467,987
Issued for:
Cash - private placement	5,000,000	2,550,000	-
Cash - private placement (flow-through shares)	1,500,000	-	500,000
Cash – exercise of warrants	939,500	8,500	1,245,029
Cash – exercise of options	164,450	142,200	150,000
Fair value assigned to warrants issued on private placement	(1,429,905)	-	-
Transfer from contributed surplus on the exercise of share purchase options	143,660	117,512	210,240
Share issue costs	(734,194)	(55,483)	(215,243)
Balance, end of year	17,704,253	12,120,742	9,358,013

Contributed Surplus
Balance, beginning of year	1,845,676	922,976	926,527
Share-based compensation	1,034,486	1,040,212	206,689
Fair value assigned to warrants issued on private placement	1,429,905	-	-
Agents’ warrants issued as a commission on private placement	97,862	-	-
Transfer to common shares on exercise of share purchase options	(143,660)	(117,512)	(210,240)
Balance, end of year	4,624,269	1,845,676	922,976

Deficit
Balance, beginning of year	(10,092,940)	(7,320,443)	(5,496,837)
Net loss for the year	(3,241,987)	(2,772,497)	(1,823,606)
Balance, end of year	(13,334,927)	(10,092,940)	(7,320,443)

Accumulated Other Comprehensive Income
Balance, beginning of year (Note 2)	570,898	94,098	-
Other comprehensive income	(191,500)	476,800	-
Balance, end of year	379,398	570,898	-

Shareholders’ Equity	$9,012,993	$4,444,376	$2,960,546

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada		Total
Cumulative net expenditures, January 31, 2005	$2,508,473	$29,911	$ -	$ 28,644		$2,567,028

Acquisition Costs	84,152	104,692	-	13,323		202,167
Exploration Expenditures	739,439	194,786	-	181,947		1,116,172
Exploration Tax Credits	(18,736)	-	-	-		(18,736)
Reimbursements	(33,988)	-	-	-		(33,988)
Net expenditures, year ended January 31, 2006	770,867	299,478	-	195,270		1,265,615

Acquisition Costs	79,818	16,297	182,367	29,060		307,542
Exploration Expenditures	826,874	452,210	52,982	206,229		1,538,295
Exploration Tax Credits	(32,702)	-	-	-		(32,702)
Reimbursements	(184,772)	(375,286)	-	-		(560,058)
Reclamation Obligations	6,088	-	-	27,330		33,418
Net expenditures, year ended January 31, 2007	695,306	93,221	235,349	262,619		1,286,495

Acquisition Costs	121,002	29,939	(9,811)	24,347		165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197		2,495,617
Exploration Tax Credits	(4,872)	-	-	-		(4,872)
Reimbursements	(38,963)	-	-	-		(38,963)
Reclamation Obligations	(11,371)	-	-	-		(11,371)
Net expenditures, year ended January 31, 2008	2,103,739	75,145	124,460	302,544	0	2,605,888

Cumulative net expenditures, January 31, 2008	6,078,385	497,755	359,809	789,077		7,725,026

Less write-downs and abandonments	(997,326)	(6,290)	(22,746)	-		(1,026,362)
Less option proceeds	(480,143)	-	-	-		(480,143)
Net cumulative expenditures on active mineral properties charged to operations, from inception to January 31, 2008	$4,600,916	$491,465	$337,063	$789,077		$6,218,521

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements. These consolidated financial statements reflect the following significant policies:

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

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash. As of January 31, 2008, the Company is obligated to spend $291,274 on eligible flow-through expenditures in British Columbia before December 31, 2008. This amount is reported in the balance sheet as cash restricted for flow-through expenditures.

Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Shareholders’ Equity.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Financial assets and financial liabilities

The Company’s financial assets and financial liabilities are classified as follows:

•

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At January 31, 2008, the recorded amount approximates fair value.

•

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition and are classified as “held to maturity”. Held to maturity assets and liabilities are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. At January 31, 2008, the recorded amount approximates fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable and accruals, payable to related party, and mineral property project deposits are classified as “other financial liabilities” and are measured at amortized cost. At January 31, 2008, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values.

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation

The Company’s subsidiaries are considered integrated foreign operations.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 3. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed though the recognition of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Significant estimates used in these financial statements include, amongst other things, the recoverability of accounts receivable and marketable securities.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This required that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since that was the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. The transition provisions of these recommendations did not require restatement of previous financial statements. The fair value of marketable securities which are classified as available-for-sale was $182,468 at January 31, 2006. Current unrealized gains or losses for available-for-sale financial assets are recognized in other comprehensive income. When these securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statements of Operations.

3.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2008	2007	2006
Acquisition Costs	$165,477	$ 307,542	$ 202,167

Exploration Costs
Aircraft and helicopter	369,289	129,550	171,480
Camp	137,253	64,862	72,522
Chemical analysis	147,796	130,992	38,751
Drafting	16,103	5,579	11,937
Drilling and trenching	377,265	73,920	49,763
Equipment rental	70,710	30,728	15,741
Freight	15,024	10,493	11,350
Geological and engineering	949,190	526,522	319,943
Geophysical surveying	132,722	132,176	68,922
Maps and reproductions	15,071	22,800	13,421
Materials	26,547	33,412	24,346
Project management	99,544	64,486	73,452
Reclamation expense	1,234	645	-
Recording and filing	80,092	255,627	216,415
Travel	57,777	56,503	28,129
	2,495,617	1,538,295	1,116,172

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008	2007	2006
Exploration tax credits and grants	(4,872)	(32,702)	(18,736)
Exploration expenditure reimbursements	(38,963)	(560,058)	(33,988)
Reclamation obligations	(11,371)	33,418	-
	2,440,411	978,953	1,063,448

Total Acquisition and Exploration Costs	2,605,888	1,286,495	1,265,615
Option Proceeds	(148,143)	(168,500)	(163,500)

Net Expenditures For the Year	2,457,745	1,117,995	1,102,115
Cumulative Net Expenditures, Beginning of Year	4,787,138	3,669,143	2,567,028

Cumulative Net Expenditures, End of Year	7,244,883	4,787,138	3,669,143
Property Write-downs and Abandonments	(1,026,362)	(662,099)	(571,931)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 6,218,521	$ 4,125,039	$3,097,212

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% net smelter return (“NSR”). The Company may purchase one-half of the NSR for $666,666.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

RDN Property, British Columbia (continued)

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

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which will no longer form part of the RDN Joint Venture Agreement.

Grizzly Property, British Columbia

The Company has a 100% interest in this property, subject to the underlying RDN royalties, pursuant to an amendment of the RDN Joint Venture Agreement dated February 21, 2007. On January 28, 2008, the Company signed a letter of intent with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of the following:

Fund exploration expenditures of:

•

not less than $400,000 before August 31, 2008

•

an additional $400,000 on or before the first anniversary

•

an additional $1,000,000 on or before the second anniversary

•

an additional $1,200,000 on or before the third anniversary

•

an additional $2,000,000 on or before the fourth anniversary

Cash payments of:

•

$50,000 upon signing of the letter of intent (received subsequent to year-end)

•

$50,000 on or before the first anniversary

•

$50,000 on or before the second anniversary

•

$50,000 on or before the third anniversary

•

$50,000 on or before the fourth anniversary

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007 (paid)

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009 (completed)

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007 (received)

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008 (completed)

•

an aggregate $1,750,000 on or before March 31, 2010

Issue common shares of Island Arc to the Company:

•

100,000 shares within 15 days of receiving regulatory approval (received)

•

100,000 shares on or before March 31, 2008 (received subsequent to year end)

•

200,000 shares on or before March 31, 2009

•

200,000 shares on or before March 31, 2010

•

250,000 shares within 10 days of announcement of mineral resource estimate

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek was operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing.

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

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007 (received)

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007 (completed)

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Williams Property, British Columbia (continued)

Issue common shares of Arcus to the Company:

•

100,000 shares on or before December 31, 2006 (received)

•

an additional 100,000 shares on or before December 31, 2007 (received)

•

an additional 100,000 shares on or before December 31, 2008

•

an additional 100,000 shares on or before December 31, 2009

Arcus can earn an additional 9% interest for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining. Arcus terminated the option agreement effective February 25, 2008.

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer is operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Auddie Property

Effective January 29, 2007, the Company signed an option agreement to purchase a 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million .The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008 (paid)

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company is to complete exploration expenditures of $30,000 in 2007 (completed).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. If either party’s interest decreases below 7.5%, that party’s interest will be automatically converted to an NSR of 2%.

Kizmet Property, British Columbia

The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims contributed by each company. Barrick paid the Company $75,000. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. On November 22, 2006 Barrick served notice of withdrawal from this agreement. The Company retains 100% interest in the Kizmet claims, subject to a 1% NSR.

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

PWG Project, British Columbia

Effective March 31, 2007, the Company signed an option agreement to purchase a 100% interest in a group of four properties, Tess, Firecat, Copper Star and Lynx, collectively called the PWG Project. The Company made the initial cash payment of $40,000 and funded the required exploration expenditure of $50,000. The Company has elected to terminate the option effective November 27, 2007.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Thorn Property, British Columbia

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Yukon Uranium Property, Yukon

On July 9, 2007 the Company signed a letter of agreement with Longview Capital Partners (“Longview”) to stake 400 claims and then grant Longview an option to acquire the claims subject to a 2% NSR. To exercise the option, Longview must:

•

reimburse the costs of staking the claims (received)

•

fund aggregate expenditures of $1,500,000 by July 9, 2012

•

issue an aggregate of 1,000,000 shares of a new public company to the Company by July 9, 2011 (200,000 shares received to date)

Goodpaster Properties, Alaska

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was subsequently transferred to McEwen Capital Corporation. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties, including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Goodpaster Properties, Alaska (continued)

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

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

$25,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid subsequent to year end),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby the Company has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two year licence period, the Company must make eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Effective April 10, 2008, the Company entered into a letter of agreement for an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration.

The Company will issue:

•

100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz,

•

500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 oz,

Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds of any sale. Once the Company has exercised the 100% option, Jaguar would receive 15% of all proceeds of any sale.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before March 31, 2007 (paid)

•

USD$20,000 on or before March 31, 2008 (paid subsequent to year end)

•

USD$20,000 on or before each anniversary from March 31, 2009 to March 31, 2010

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

•

USD$5,000,000 after March 31, 2014

The Company may purchase 100% of the NSR for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

4.

PROJECT RECLAMATION DEPOSITS

Project reclamation deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

5.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 31, 2005	17,855,220	$ 7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $3,231	1,128,819	1,241,798
Exercise of share purchase options, net of issue costs of $235 and including transfer from contributed surplus on the exercise of options	600,000	360,005
Flow-through shares, net of issue costs of $29,277 and future income taxes of $182,500	415,500	288,223

January 31, 2006	19,999,539	9,358,013
Issued for cash
Private placement, net of issue costs of $55,243	1,572,000	2,494,757
Exercise of share purchase options, net of issue costs of $190 and including transfer from contributed surplus on the exercise of options	175,000	259,522
Exercise of warrants, net of issue costs of $50	5,000	8,450

January 31, 2007	21,751,539	$12,120,742
Issued for cash
Private placement, net of issue costs of $204,001	2,601,212	4,795,999
Flow-through shares, net of issue costs of $56,879 and future income taxes of $472,500	600,000	970,621
Exercise of share purchase options, net of issue costs of $620 and including transfer from contributed surplus on the exercise of options	182,500	307,490
Exercise of warrants, net of issue costs of $194	472,000	939,306
Fair value assigned to warrants issued on private placement	-	(1,429,905)

January 31, 2008	25,607,251	$17,704,253

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,553,225 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	January 31, 2008		January 31, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,920,000	$ 1.38	1,195,000	$ 0.99
Granted	635,000	1.85	900,000	1.78
Exercised	(182,500)	0.90	(175,000)	0.79
Expired	(17,500)	1.70	-	-
Outstanding at end of year	2,355,000	1.54	1,920,000	1.38
Options exercisable at end of year	2,045,000	1.50	1,607,500	1.30

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

The following share purchase options are outstanding at January 31, 2008.

	Options Outstanding			Options Exercisable
Expiry Date	Number of shares	Exercise price	Weighted Average Life	Number of shares	Exercise price
18-Dec-08	380,000	$ 0.95	0.88	380,000	$ 0.95
18-Jun-09	125,000	0.96	1.38	125,000	0.96
09-Dec-09	230,000	1.21	1.86	230,000	1.21
22-Dec-10	120,000	1.23	2.89	120,000	1.23
17-July-11	665,000	1.70	3.46	536,250	1.70
11-Jan-12	200,000	2.04	3.95	181,250	2.04
16-July-12	365,000	2.00	4.46	265,000	2.00
10-Dec-12	270,000	1.65	4.86	207,500	1.65
	2,355,000		3.11	2,045,000

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2008 was $1.68 per share (2007 - $1.67; 2006 - $1.06). The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	January 31, 2008	January 31, 2007	January 31, 2006
Volatility	186%	164%	137%
Risk-free interest rate	4.44%	4.32%	3.84%
Expected life	3.4 years	5 years	5 years
Expected dividend yield	-	-	-

The total share-based compensation expense charged against operations for the year ended January 31, 2008 was $1,034,486 (2007 - $1,040,212; 2006 - $206,689).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

Details of outstanding warrants are as follows:

	January 31, 2008		January 31, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,707,000	$ 2.21	-	$ -
Issued	3,040,292	2.72	1,712,000	2.43
Exercised	(472,000)	2.23	(5,000)	1.70
Outstanding at end of year	4,275,292	$ 2.57	1,707,000	$ 2.21

The following warrants are outstanding at January 31, 2008.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	120,000	$1.70	13-April-08
	139,080	2.00	05-July-09
Share Purchase Warrant	1,115,000	2.25	13-April-08
	2,901,212	2.75	05-July-09
	4,275,292

Subsequent to the year ended January 31, 2008, warrants to purchase 1,235,000 shares expired unexercised.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2008, the Company paid Equity $35,777 (2007 - $736,281, 2006 - $206,763) for geological consulting services and $234,271 (2007 - $235,389, 2006 - $244,871) for providing general corporate and administrative services composed of $6,364 (2007 $6,282, 2006 - $4,279) for investor services, $131,775 (2007 - $129,999, 2006 -$99,305) for management services, $9,412 (2007 - $9,672, 2006 - $6,928) for office services, $67,908 (2007 - $62,336, 2006 - $62,696) for rent and $18,812 (2007 - $27,100, 2006 - $71,663) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

7.

INCOME TAXES

The Company’s future income tax assets are:

	January 31
	2008	2007
Future income tax assets (liabilities)
Mineral property interests	$ 961,479	$ 885,431
Other assets	9,804	11,460
Investments	(59,755)	(97,395)
Tax loss carry-forwards	1,592,885	1,530,970
	2,504,413	2,330,466
Valuation allowance	(2,504,413)	(2,330,466)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2008	2007	2006
Loss before income taxes	$ (3,714,487)	$ (2,772,497)	$ (2,006,106)

Combined Canadian and provincial statutory tax rates	31.5%	34.12%	35.6%

Recovery of income taxes based on combined statutory tax rates	$ 1,169,118	$ 945,976	$ 714,174

Add (deduct):
Non-deductible expenses
Share-based compensation	(324,918)	(354,920)	(73,581)
Other	(570,243)	(149,182)	40,918
Tax effect of current period losses not recognized	(273,957)	(441,874)	(681,511)
Future income tax asset not previously recognized	472,500	-	182,500
Future income tax recovery	$ 472,500	$ -	$ 182,500

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

7.

INCOME TAXES (continued)

At January 31, 2008, the Company has unrecognized losses for income tax purposes of approximately $4,706,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2009	$ 322,000
2010	350,000
2011	413,000
2015	553,000
2026	884,000
2027	1,314,000
2028	870,000
$ 4,706,000

8.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

9.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each geographic segment for the fiscal years ending January 31:

	2008	2007	2006
Canada	$ 7,515,281	$ 2,927,535	$ 2,797,535
Alaska	4,903	7,034	25,818
Australia	79,376	4,355	-
Nevada	4,857	12,374	12,674
	$ 7,604,417	$ 2,951,298	$ 2,836,027

All other significant assets, including equipment, are held solely by the Canadian segment.

The following table shows the revenue attributable to each geographic segment:

	2008	2007	2006
Canada	$ 483,203	$ 371,048	$ 275,376
Alaska	124,774	486	837
Australia	5,058	-	-
Nevada	3	15	136
	$ 613,038	$ 371,549	$ 276,349

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(b)

Acquisition costs for mineral property interests

Both CICA Handbook Section 3061 and Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets, and the aggregate carrying amount should be reported as a separate component of property, plant and equipment. According to CICA Handbook Section 3063, Statement of Financial Accounting Standard (“SFAS”) 144, and EITF 04-3 these assets should be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss shall be recognized when the carrying amount is not recoverable and exceeds its fair value, based on estimates of future cash flows. As the Company has no identifiable mineral reserves, and therefore no basis on which to determine future cash flows, all acquisition costs have been expensed as incurred. For U.S. GAAP purposes, this has been presented as an impairment provision in the reconciliation below.

(c) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

 (d)

Comprehensive income

SFAS 115 requires that available-for-sale investments should be measured at fair value in the statement of financial position with unrealized gains/losses reported in other comprehensive income until realized. Adoption of CICA recommendations for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, which became effective for the fiscal year ended January 31, 2007, has eliminated this difference. The reconciliation below shows the effect of this difference in prior years.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2008			2007
	Canadian GAAP	Adj. (a)	U.S. GAAP	Canadian GAAP	Adj.	U.S. GAAP

Mineral property interests	-	-	-	-	-	-
Share capital	$17,704,253	$322,500	$18,026,753	$12,120,742	-	$12,120,742
Deficit	(13,334,927)	(322,500)	(13,657,427)	(10,092,940)	-	(10,092,940)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation (continued)

Consolidated Statements of Operations

	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Reversal of acquisition costs (b)	165,477	307,542	202,167
Impairment provision (b)	(165,477)	(307,542)	(202,167)
Future income tax recovery (a)	(472,500)	-	-
Deferred tax benefit (a)	150,000	-	-

Net loss under U.S. GAAP	$(3,564,487)	$(2,772,497)	$(1,823,606)

Basic and diluted loss per share under U.S. GAAP	$(0.15)	$(0.13)	($0.10)

Consolidated Statements of Comprehensive Loss

	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(322,500)	-	-
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,755,987)	$(2,295,697)	$(1,729,508)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation (continued)

Consolidated Statements of Cash Flows (c)

	2008	2007	2006

Net loss under Canadian GAAP	$ (3,241,987)	$ (2,772,497)	$ (1,823,606)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Reclamation obligations	(11,371)	33,418	-
Share-based compensation	1,034,486	1,040,212	206,689
Non-cash option proceeds	(86,500)	(23,500)	(13,500)
Gain (loss) on sale of marketable securities	(344,041)	(182,882)	49,264
Proceeds from sale of marketable securities	359,541	222,482	15,736
Future income tax recovery	(472,500)	-	(182,500)
Increase in accounts receivable	62,003	(295,972)	129,091
Increase in prepaid expenses	(6,840)	(19,532)	(9,307)
Increase in project reclamation deposits	(73,380)	(37,330)	15,700
Increase in accounts payable and accrued expenses	(206,075)	218,856	(30,796)
Increase in exploration funding deposits	(506,821)	506,821	(97,806)
Total adjustments	(159,024)	1,524,011	124,747

Net cash used for operating activities	(3,398,011)	(1,248,486)	(1,698,859)

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the year ended

January 31, 2008

1.1

Date

The information in this form includes financial results for the year ending January 31, 2008 with other information current to April 30, 2008.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

2007 saw significant advancement of the company’s joint-venture business model. New partnerships were established with Inmet Mining on the Grizzly project, American Creek on the Tide Project and Island Arc on the Jake Project. In addition, a staking agreement was established with Longview Capital Partners for the Yukon Uranium Project. The Company anticipates additional joint venture relationships to be developed in the coming year.

Jason Weber, P. Geo. was appointed President and CEO of the company in November 2007. Mr. Weber has been with the company since its inception, is an experienced geologist with tremendous communications skills, and is respected by his peers, shareholders and the investment community. Outgoing CEO David Caulfield has been named Chairman and has taken on a new management position as Director of Business Development.

Early in April 2008, the Company completed a purchase agreement to acquire a 100% interest in the Thorn property, subject to underlying royalties, in British Columbia and a joint venture agreement to explore the Springfield property in New South Wales, Australia.

The Company completed a $6.5 million financing in 2007 and as of January 31, 2008 has working capital in excess of $8 million.

2007 Exploration Overview

In 2007, Rimfire doubled its exploration expenditures from the previous year with work programs completed on 13 projects in North America and 1 in Australia. Drilling was completed at the Tide and Jake projects in British Columbia, Wernecke Breccia in the Yukon, Goodpaster District in Alaska, and Poncho in Nevada. Work at the Grizzly and Williams properties in BC and the Lachlan Fold Belt properties in Australia was completed in preparation for drilling anticipated in 2008. In addition, Rimfire continued work on early stage gold projects developed through an Exploration Alliance with Northgate Minerals Corporation as well as gold-copper targets in the Quesnel Trough of BC.

British Columbia

The Company gained a new partner, Inmet Mining Corporation, to explore the Grizzly alkalic copper-gold porphyry target. A program of surface geochemistry, geophysics and diamond drilling will be undertaken in 2008 on this project that shows geological similarity to the Galore Creek deposit. The Company’s partner, Island Arc Exploration Corporation, funded comprehensive work at the Jake project including ground geophysics, trenching and drilling of the Jake vein showing. Work on the Tide project, where American Creek Resources Ltd. is earning a 60% interest, continued to focus on the 36 Zone and

Crest Anomaly with 1835 metres of drilling completed in eight holes. Arcus Development Group Inc. funded a surface program evaluating the porphyry potential of newly acquired tenures at the Williams project, before relinquishing their option and returning the property to the Company.

Alaska

Rubicon Minerals Corporation funded a surface and drilling program on the Goodpaster District properties that focused on the California Surf claim group. The drilling successfully intersected 7.4 metres of quartz vein material that is anomalous in gold values. Rubicon is planning to conduct a program during 2008 that will follow-up on this result and other targets within the group.

Australia

The Company has been granted nine exploration licenses in the Lachlan Fold Belt, New South Wales, Australia. Exploration licenses cover targets generated by BWG in a data mining study completed in the region. The Company is conducting surface programs to define targets for drill testing later in 2008.

Nevada

The Company completed approximately 1,575 metres of reverse circulation drilling in seven holes testing low sulphidation epithermal gold-silver bearing vein targets on its Poncho property in the Walker Lane District of Nevada. Results contain anomalous gold and trace elements that indicate the vein targets warrant deeper drill testing.

Yukon Territory

A large drilling and surface campaign was conducted on the Wernecke Breccia project in Yukon where the Company is 20% partner with Fronteer Development Corporation. Drilling targeted Iron-Oxide-Copper-Gold+/-Uranium, and stand alone uranium targets, and encountered encouraging copper +/- gold mineralization at the Hoover and Pagisteel targets.

Financial Overview for Fiscal Year Ended January 31, 2008

The Company completed a $6.5 million private placement in July 2007 consisting of flow-through and non-flow-through private placement units. The net cash proceeds were $6,338,982 after payment of share issue costs of $163,018. The Company renounced some flow-through expenditures using the look-back rule. As of January 31, 2008, the Company is obligated to spend $291,274 on eligible flow-through expenditures in B.C. before December 31, 2008.

During 2007, the Company more than doubled exploration expenditures in comparison to the previous year. This increased the net loss from mineral properties from $870,337 in 2006 to $1,920,644 in 2007. Mineral property revenues increased from $416,158 to $685,244 due to increases in project management revenue related to new joint venture option agreements and gains on the sale of marketable securities received as option payments.

General and administrative expenditures increased by 1% overall although increased interest revenue reduced the net loss from other operations from $1,902,160 in 2006 to $1,793,843 in 2007. The largest component increase for administrative expenses was in investor services, which include dissemination of information to investors, transfer agent services and regulatory fees to maintain a public company. A second significant change occurred in foreign exchange losses. The company maintains US dollar accounts to make payments denominated in US dollars. When these accounts are adjusted to the prevailing exchange rate at the balance sheet date, the difference is shown as a foreign exchange gain or loss. The US dollar slipped from an average of $1.18 Canadian in 2006 to an average of $1.06 in 2007.

A factor which affected both administrative and mineral property expenses in 2007 was the allocation of share-based compensation from the granting of incentive stock options to mineral property exploration expenditures. The total for the year was allocated to each mineral property based on time allocations of field staff. This adjustment had the effect of reducing administrative expenses while increasing exploration expenses.

The Company’s working capital as of January 31, 2008 was $8,864,011 comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. The Company does not invest in asset-backed commercial paper, preferring to safeguard the value of cash by investing in treasury bills and banker’s acceptances. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete as planned.

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2008:

	2008 ($)	2007 ($)	2006 ($)
Mineral Property Revenues	685,244	416,158	150,513
Other Revenue	271,835	138,273	76,572
Exploration & Development Expenses	2,605,888	1,286,495	1,265,615
General and Administrative Expenses	2,065,678	2,040,433	967,576
Net Income (Loss)	(3,241,987)	(2,772,497)	(1,823,606)
Per Share	(0.13)	(0.13)	(0.10)
Total assets	9,284,376	5,358,588	3,095,488
Long-Term Liabilities	53,308	68,782	35,363
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements and which reflect the following significant policies:

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

•

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. .

•

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

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

1.4

Results of Operations

For the year ended January 31, 2008 Rimfire incurred a net loss of $3,241,987 ($0.13 per share) compared to a net loss of $2,772,497 ($0.13 per share) in the previous year. Mineral property revenues increased by 60% from $416,158 to $685,244 while interest and other revenue doubled from $138,273 to $271,835. However, these revenue increases were offset by increased exploration expenditures of $2,605,888 compared to $1,286,495 in the previous year. General and administrative expenses remained relatively unchanged from the previous year.

The most significant item comprising general and administrative expenses is share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. This item accounts for one-third of the total expenditures. The variance from the previous year results from the allocation of share-based compensation to mineral property exploration. Total share-based compensation of $1,034,486 was nearly the same as the previous year, but $265,792 of it was allocated to exploration expenditures on specific properties.

Salaries and support services accounted for 40% of the increase in total expenditures reflecting the increased number of full-time staff in the Company. The largest change in a single component of administrative expenditures was investor services, which include dissemination of information to investors, preparation of an annual report, transfer agent services and regulatory fees to maintain a public company. Investor services increased from $41,500 in 2006 to $85,392 in 2007. A second significant change occurred in foreign exchange losses which increased from $7,219 in 2006 to $47,233 in 2007. The Company maintains US dollar accounts to make payments denominated in US dollars. When these accounts are adjusted to the prevailing exchange rate at the balance sheet date, the difference is shown as a foreign exchange gain or loss. The US dollar slipped from an average of $1.18 Canadian in 2006 to an average of $1.06 in 2007.

Exploration expenditures, excluding those by joint-venture partners, totaled $2,495,617 ($1,538,295), and property acquisition expenditures totaled $165,477 ($307,542). These costs were offset by exploration reimbursements totaling $38,963 ($560,058). The majority of the exploration expenditures were made on the Wernecke Breccia property which is a joint venture with Fronteer Development Group. The Company contributed 20% of the total program cost of approximately $6 million to maintain a 20% ownership interest in the property. Another major emphasis was the Poncho property in Nevada, which was drilled early in the year, and the Lachlan Fold Belt properties in New South Wales, Australia, where the company is currently conducting reconnaissance field work.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2008 exploration tax credits are $4,872 ($32,702). The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone. Flow though expenditures, which were renounced to investors, are not eligible for these tax credits which reduced the total credit receivable for the current fiscal year. Option proceeds were $148,143 ($168,500) while joint venture management fees were $193,060 ($64,776).

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Grizzly Property, British Columbia

The Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Inmet Mining Corporation has signed a letter of agreement to option the Grizzly Property. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least $5 million in exploration at the Grizzly over four years, including $800,000 in the first year. Inmet will make staged cash payments totalling $250,000 over the earn-in period, including $50,000 received upon signing.

The Grizzly copper-gold porphyry target shows a number of similarities to Galore Creek, including its geological setting, volcanic host rock geochemistry, regional magnetic and gravity geophysical signatures, hydrothermal alteration and metal signature. Rimfire geological crews re-sampled old trenches in 2006, yielding 38 metres averaging 0.74% copper and 1.1 g/t gold from a continuous chip sample. The Grizzly showings occur within a one square kilometre copper, gold and molybdenum-in-soil geochemical anomaly. A second area of anomalous gold and molybdenum soil geochemistry (the Mirko Grid) lies approximately 2 kilometres northwest. The cause of this anomaly has yet to be investigated.

Preliminary exploration plans for 2008 include a comprehensive program of geological mapping, Induced Polarization (IP) geophysics, and trenching to provide drill targets by year-end. A technical report has not been filed on SEDAR.

Jake Property, British Columbia

The Jake Property, covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 over ten years and has completed the required $300,000 (Canadian) in exploration expenditures. The surrounding claims were staked to cover geology prospective for high grade intrusion-related and orogenic gold mineralization.

Effective May 14, 2007 the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010, including a minimum $300,000 program in 2007. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

A 6.3 line-kilometre induced polarized geophysical (IP) survey was completed over the Jake showing area in June. Based on the results of this survey, a trenching program was carried out in September. Results from one trench at the Jake Showing include 7.7 g/t gold over 2.8 metres from a series of quartz-pyrrhotite-pyrite-chalcopyrite-bismuthinite veins. Trenching on the flanks of a second IP anomaly (the “Jake Offset”) located 300 metres north of the Jake Showing and measuring 300 metres in length, exposed narrow mineralized structures that returned 12.5 g/t gold over 0.1 metres. A third chargeability anomaly that lies approximately 225 metres east of the Jake Showing was trenched, uncovering a 1.0 metre wide, north-northwest-oriented fault structure with associated gold-bearing quartz-pyrrhotite-chalcopyrite-arsenopyrite veins. Due to overburden depth, trenching was unable to expose bedrock in the core of the anomalies.

Seven diamond drill holes totalling 1083.2 metres were cored in the central portion of the Jake property between November 12 and 29, 2007. Three holes targeted the Jake Showing, while the remaining four drill holes targeted the “Jake Offset” and the eastern fault structure. The Jake Showing vein returned 11.34 g/t gold over 1.5 metres beneath the surface trenching result.  The vein was intersected a further 11 metres  down dip and 15 metres along strike returning 1.54 g/t gold over 0.40 metres and 7.18 g/t gold over 0.10 metres. Drill results from the Jake Offset include 4.64 g/t gold over 0.50 metres, while drilling of the eastern target returned 0.11 g/t gold over 0.20 metres.

The drilling program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101. Assays were completed by ALS Chemex Labs of North Vancouver, BC. A technical report was filed on SEDAR on April 29, 2008.

Tide Property, British Columbia

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

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at Rimfire’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek was operator for the 2007 exploration program.

American Creek conducted an exploration program consisting of 1835 metres of diamond drilling in eight holes to test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 m @ 1.00 g/t gold, 121.7 m @ 0.72 g/t gold), and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 metres of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. This data will better define spatial trends of higher fracture density to be used for drill targeting in 2008.

Every hole drilled in the 2007 program returned anomalous gold values over large widths, including Tide07-13, which averaged 0.49 g/t gold over the entire 207 metre length of the hole and Tide07-14 which averaged 0.33 g/t gold over the entire 247 metre length. Highlights include Hole Tide07-13, aimed at testing the southern extents of the 36 Zone, which included two separate intervals of 43.6 metres of 1.0 g/t gold and 22.5 metres of 0.94 g/t gold. Two holes were completed at the Northpit target, located 375 metres east of the 36 Zone, that returned 0.92 g/t gold over 19.0 metres and 1.02 g/t gold over 15.0 metres.  One hole at the Riptide target, located 600 metres east of the 36 Zone, returned 0.27 g/t gold over 11.1 metres.

The program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101. Assays were completed by ALS Chemex Labs of North Vancouver, BC. A technical report was filed on SEDAR on April 30, 2008.

Wernecke Breccia, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement for a total of 1,926 claims. Newmont and NVI retain a total 2% NSR in addition to a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is operator for the project and commenced a $6 million exploration program early in May. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. The 2007 field program was completed by middle of October. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6538 metres in 28 holes were drilled.

The most encouraging results from this year’s drilling have been returned from the Hoover Zone. New results, combined with nine historical drill holes completed in the mid-1990’s, indicate the Hoover Zone mineralization has the potential to expand along strike to the north and south as well as down dip. Mineralization has been intersected in 11 widely spaced holes and over approximately 500 m of strike length. Two of the best results include 0.56% copper and 0.11 grams per tonne gold over 89 meters, including 0.82% copper and 0.17 grams per tonne gold over 39 meters in HV07-22 and 0.56% copper and 0.16 grams per tonne gold over 45.5 meters in HV07-27. A narrower higher grade interval in HV07-27 returned 1.84% copper and 0.53 grams per tonne gold over 17.3 meters while a another 16.4 m interval in hole HV07-21 returned 0.86% copper and 0.22 grams per tonne gold. At the Pagisteel prospect the only hole drilled this year returned a 6.1 m interval of 2.57% copper and 0.97 g/t gold. The Pagisteel prospect is characterized by a 4-km long trend of anomalous gold and copper soil and rock geochemistry that is largely covered with overburden.

The program was conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo who is a qualified person under National Instrument 43-101. Assays were completed by ALS Chemex Labs of North Vancouver, BC. A technical report was filed on SEDAR on April 29, 2008.

Williams Property, British Columbia

The Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property was optioned to Arcus Development Group Inc. (“Arcus”). The option agreement was terminated effective February 25, 2008.

The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling in 1983, 1984 and 2003 intersected twelve separate two-metre intercepts grading greater than 12 g/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan. Arcus funded a five-hole, 881-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006 that identified porphyry style alteration and pyrite dominant mineralization coincident with an Induced Polarization (IP) chargeability high anomaly.

An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006 was conducted during August and September 2007. Work covering unexplored jarosite gossans east of the GIC area drilled in 2006, led to the identification of the LN Anomaly, a 450 by 900 metre molybdenum, copper+/-gold-in-soil anomaly (Mo > 16 ppm, Cu > 129 ppm). The anomaly, which remains open to the east, is coincident with an airborne magnetic high.

The focus of the 2007 program at the T-Bill was to confirm the orientation of quartz-carbonate-arsenopyrite veins in order to refine targets for subsequent drilling. This program included hand trenching in select areas to expose veining that previous workers had intersected in drilling. Eighteen historic holes have been drilled within a 900 by 500 metre area to date resulting in 11 separate 2.0 metre intersections in excess of 12.0 g/t gold, including 35.0 g/t gold and 24.8 g/t over 2.0 metres. Potential for large low-grade gold style targets is evidenced by intersections from the same area that include 1.1 g/t gold over 75 metres (true width). Hand trenching of the T-Bill veining confirmed management’s interpretation that the vein swarm is steeply dipping with a northwest/southeast strike.

The 2007 work program was conducted under the direction of Jim Lehtinen, P.Geo.., of Equity Engineering Ltd., a Qualified Person for the purpose of National Instrument 43-101. Assays were completed by ALS Chemex Labs of North Vancouver, BC. A technical report was filed on SEDAR on February 27, 2007.

Expenditures by the Company, excluding payments made by joint venture partners, on the major British Columbia and Yukon properties during the fiscal year ended January 31, 2008 were:

	Grizzly	Jake	Tide	Wernecke	Williams
Acquisition costs	$ 1,732	$ 28,231	$ 1,443	$ 6,173	$ 5,000

Exploration costs
Aircraft and helicopter	3,697	-	-	363,323	-
Camp	2,815	512	289	99,328	121
Chemical analysis	62	-	303	59,259	409
Drafting	75	-	-	14,143	-
Drilling & trenching	-	-	-	261,988	-
Equipment rentals	1,414	1,373	523	49,134	-
Freight	10	-	-	12,547	60
Geological & engineering	47,227	31,548	20,248	310,177	12,512
Geophysical surveying	-	-	-	8,368	-
Maps and reproductions	412	842	25	2,327	218
Materials	92	64	-	17,172	-
Project management	155	172	2	96,358	37
Reclamation	-	490	-	-	-
Recording and filing	1,381	-	-	3,745	-
Travel	4,519	1,338	220	20,992	65
	61,859	36,339	21,610	1,318,861	13,422

Exploration tax credits	(338)	(291)	(149)	-	(113)
Joint venture payments	-	-	-	-	-
Reclamation obligations	-	394	(1,795)	-	(525)
	61,521	36,442	19,666	1,318,861	12,784
Total Acquisition and Exploration Costs	63,253	64,673	21,109	1,325,034	17,784
Option proceeds	-	(53,143)	-	-	(35,000)
Net Expenditures	63,253	11,530	21,109	1,325,034	(17,216)
Cumulative Net Expenditures
Beginning of Year	-	229,330	(143,115)	186,160	361,691
Property write-down or abandonment	-	-	-	-	-
End of Year	$63,253	$240,860	($122,006)	$1,511,194	$344,475

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million. An initial field evaluation consisting of mapping and limited soil sampling was conducted during the second quarter of 2007. A 6 line-kilometre induced polarization geophysical survey was completed during the third quarter.

•

Echo & BLVD Properties, consisting of 172 claims, are located in Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance. An exploration program consisting of mapping, soil and rock sampling, and prospecting was completed on both properties during 2007.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims. NVI Mining Ltd. holds the remaining 49% interest in the claims. The Company has resigned as Operator of the project.

•

Chachani Property, covering 3,452 hectares, is located in the Liard Mining Division of British Columbia, approximately 148 kilometres north-northwest of Stewart.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

Poker Creek Property, covering 13,021 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart.

•

PWG Project covering 7,422 hectares is located in the Omineca Mining Division of British Columbia near the town of Houston, BC. This property consists of four claim groups. The Company made the initial cash payment of $40,000 and has completed the required exploration expenditures of $50,000. During 2007, field programs consisting of mapping, prospecting and soil sampling surveys were completed on all four claim groups. After a review of the results, all four of the claim groups were returned to the vendor.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Quesnel Trough Project, covering 33,003 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. The project is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies. An approximately 2000 line kilometre helicopter airborne magnetics survey was completed over the project properties at 200 metre flight line spacing during November 2007.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property was a joint venture with Cangold Limited as operator. Cangold held a 51% interest in the property, subject to an underlying NSR. No program has been completed since the 2005 field season. Effective April 11, 2008 the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company pay to Cangold 25% of any cash or share payments received from the third party partner.

•

Vavenby Project, covering 16,497 hectares located in the Kamloops Mining Division of British Columbia, consists of two claims groups; the Blue River group located 15 kilometres southwest of Blue River and the Robert claim group located 16 kilometres east-southeast of Vavenby. The Company owns 50% of these claims as part of the Northgate Alliance. A program of soil sampling, mapping and prospecting was completed in August 2007.

•

Yukon Uranium Project, consisting of 400 claims, is located in Yukon Territory, approximately 60 km west-southwest of Dawson City. The company holds a 100% interest in these claims subject to a 1% NSR. The claims, which target anomalous uranium geochemistry in stream sediment and soil samples, were staked during the second quarter as part of an agreement signed with Longview Capital Partners.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

	Auddie	Northgate Alliance	PWG	Quesnel Trough	Thorn	Other
Acquisition costs	$ 16,292	$ 19,397	$ 42,171	$ -	$ -	$ 563

Exploration costs
Aircraft and helicopter	-	-	-	-	940	1,329
Camp	9,451	5,785	5,301	1,057	52	973
Chemical analysis	3,577	19,043	20,088	-	798	834
Drafting	-	-	-	-	188	-
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	1,772	2,175	7,395	-	-	874
Freight	173	346	1,053	36	-	112
Geological & engineering	49,786	66,857	91,720	27,978	3,790	57,602
Geophysical surveying	27,627	-	-	94,395	-	-
Maps and reproductions	840	867	821	-	218	5,864
Materials	553	583	1,585	1,381	-	2,580
Project management	33	167	642	170	384	1,006
Reclamation	-	-	-	-	-	-
Recording and filing	1,111	7,448	6,879	14,162	4,351	19,477
Travel	4,862	458	3,943	447	-	1,913
	99,785	103,729	139,427	139,626	10,721	92,564

Exploration tax credits	(839)	(2)	(1,114)	(802)	(147)	(1,077)
Joint venture payments	-	(30,109)	-	-	(2,778)	(6,076)
Reclamation obligations	-	-	-	-	(385)	(9,060)
	98,946	73,618	138,313	138,824	7,411	76,351

Total Acquisition and Exploration Costs	115,238	93,015	180,484	138,824	7,411	76,914
Option proceeds	-	-	-	-	-	(60,000)
Net Expenditures	115,238	93,015	180,484	138,824	7,411	16,914

Cumulative Net Expenditures
Beginning of Year	12,829	164,108	-	-	1,111,968	1,086,613
Property write-down or abandonment	-	(72,182)	(180,484)	-	-	(111,598)
End of Year	$128,067	$184,941	$ -	$138,824	$1,119,379	$991,929

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 metres. A combination of grid and reconnaissance mapping, prospecting and soil sampling (670 samples) was carried out on the California-Surf, Eagle-Hawk, and Bou-Swede properties. Results obtained in hole CN07-1 included a 7.4 m quartz vein intersection that averaged 1.2 g/t gold including 2.5 metres averaging 2.2 g/t gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 metres, to follow up the result of CN07-1. Significant assay results from a 12.2 metre section of quartz-pyrite stringers returned anomalous levels of gold (70 ppb gold over 1.2 metres.)

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 7, 2008.

Nevada Properties

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The Company has completed the required exploration expenditures of USD $300,000 on the Poncho property. Newmont waived the one-time right to enter a 50:50 Joint Venture. The Company is now unrestricted except for an NSR to Newmont and will be actively seeking a partner to investigate these targets further.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended during February and then was completed by the end of March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area.

The 2007 exploration program targeted vein structures underlying a series of silica caps. Epithermal style veining with anomalous gold and silver concentrations was intersected in two of the four target areas. Pathfinder element geochemistry from the 2007 program shows vertical zonation and indicates that the prospective zones for gold deposition may occur at depths below the levels tested in this program (approximately 300 metres). Management has identified 2.1 kilometres of strike length that remains prospective below this level.

The Company will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. A technical report has not been filed for this property. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has been granted nine exploration licences covering 92,674 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The licences are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by Rimfire's exploration licence applications. A limited property examination tour was conducted late in 2006 followed by data compilation and preparation of exploration plans for reconnaissance.

An exploration program, budgeted at $300,000, was initiated during the fourth quarter of 2007 and consisted of surface sampling and mapping in concert with surface geophysical surveys to define targets for drill testing later in 2008. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed for this project.

Effective April 10, 2008 the Company entered into an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia.  The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

Initially, it has been agreed that the Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration. Upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz, Jaguar shall be issued 100,000 common shares. Upon definition of a JORC compliant gold resource of 1M oz, Jaguar shall be issued 500,000 common shares. Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. Once the Company has exercised the 100% option, Jaguar would receive 15% of proceeds of any sale.

Expenditures by the Company during the fiscal year ended January 31, 2008 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ 29,939	$ (9,811)	$ 24,347

Exploration costs
Aircraft and helicopter	-	-	-
Camp	619	4,020	6,930
Chemical analysis	512	-	42,911
Drafting	1,529	168	-
Drilling & trenching	-	-	115,277
Equipment rentals	-	2,143	3,907
Freight	-	-	687
Geological and engineering	46,861	115,714	67,170
Geophysical surveying	-	2,332	-
Maps and reproductions	323	1,414	900
Materials	-	1,241	1,296
Project management	149	13	256
Reclamation	-	-	744
Recording and filing	(5,615)	-	27,153
Travel	828	7,226	10,966
	45,206	134,271	278,197

Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	45,206	134,271	278,197

	Alaska	Australia	Nevada
Total Acquisition and Exploration Costs	75,145	124,460	302,544
Option proceeds	-	-	-
Net Expenditures	75,145	124,460	302,544

Cumulative Net Expenditures
Beginning of Year	416,320	212,603	486,533
Property write-down or abandonment	-	-	-
End of Year	$491,465	$337,063	$789,077

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Auddie, Fer, Grizzly, Alaska, Jake, Kizmet, Quesnel Trough, RDN, Simpson, Thorn, Tide, or Williams properties for the 2008 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

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

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
January 31, 2008	102,324	84,979	(483,850)	(0.02)
October 31, 2007	377,037	92,209	(691,247)	(0.03)
July 31, 2007	49,772	55,434	(1,593,077)	(0.07)
April 30, 2007	156,111	39,213	(473,813)	(0.02)
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 2006	60,522	29,534	(336,970)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Australia, Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of January 31, 2008 was $8,864,011 comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the end of the previous fiscal year. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing.

The Corporation’s number of issued and outstanding shares was 25,607,251 at January 31, 2008. The placement completed during the second quarter represents most of the increase from the 21,751,539 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 635,000 employee stock options were granted at a weighted average strike price of $1.85 and 182,500 options were exercised. 1,720,000 previously granted director and employee options exercisable before January 2012 remain outstanding.

On July 5 2007, the Company completed a $6.5 million non-brokered private placement consisting of flow-through and non-flow-through units. The Company issued 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. Each flow through unit consisted of one flow-through share and one-half non-transferable share purchase warrant. Each non flow-through unit consisted of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.75 per share prior to July 5, 2009. There were 139,080 non-transferable Brokers' Warrants issued. Each Broker's Warrant entitles the holder to purchase one common share at a price of $2.00 per share until July 5, 2009. Cash share issue costs totalled $163,018 for net proceeds of $6,338,982. If all exercisable options and warrants are exercised, a maximum of $10 million will be added to the Corporation’s treasury, and shares outstanding will total 30,617,543.

On December 31, 2007 the Company renounced the flow-through benefits to investors even though some of the expenditures had not yet been incurred. The flow-through share rules permit the Company to renounce expenditures prior to actual expenditure as long as they are incurred before the earlier of the end of the second calendar year or 48 months after the signing of the agreement. The total “look-back” amount renounced was $304,122. As of January 31, 2008, the Company is obligated to spend $291,274 on eligible flow-through expenditures in B.C. before December 31, 2008. The renunciation of flow-through benefits results in an income tax recovery on the Consolidated Statement of Operations since the tax losses represented by these benefits are not likely to be realized by the Company.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include sublease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $84,937. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Lachlan Fold Belt where total expenditures required by the agreement of US$ 150,000 must be completed by September 2008. Eligible expenditures of $44,611 were completed by fiscal year end. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	$40,000 option payment	January 31, 2009
Fer	51% of cash in lieu and filing $6,319	June 10, 2008
Grizzly	Assessment and filing of $15,191	November 9, 2008
Jake	$30,000 (USD)	October 29, 2008
Kizmet	Cash in lieu and filing $57,086	December 31, 2008
Quesnel Trough	Filing fees of $13,388	June 13, 2008
RDN	Cash in lieu and filing $12,603	December 31, 2008
Thorn	Cash in lieu & filing $20,486	December 31, 2008
Tide	Nil
Wernecke Breccia	20% of expenditures (no estimate available)	December 31, 2008
Williams	Advance royalty payment $5,000	December 15, 2008
Alaska properties	Nil
Australia	Project exploration USD$150,000	September 1, 2008
Nevada	Lease payment of USD$20,000 Claim rental fee USD$25,365	March 31, 2008 (paid) August 31, 2008

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2008, the Company paid Equity $35,777 (2007 - $736,281, 2006 - $206,763) for geological consulting services and $234,271 (2007 -$235,389, 2006 - $244,871) for providing general corporate and administrative services composed of $6,364 (2007 - $6,282, 2006 - $4,279) for investor services, $131,775 (2007 - $129,999, 2006 - $99,305) for management services, $9,412 (2007 - $9,672, 2006 - $6,928) for office services, $67,908 (2007 - $62,336, 2006 -$62,696) for rent and $18,812 (2007 - $27,100, 2006 - $71,663) for support services. The cost of support services reflects additional administrative support offset by transferring some personnel to the Company’s direct payroll. The company now purchases general liability and property insurance independently from Equity Engineering Ltd, so this amount is no longer paid to a related company.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors and officers each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property.

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

When flow-through expenditures are renounced to investors, the Company records the equivalent tax liability as a share issue cost. The Company has determined that the renounced tax losses were not likely to be realized; therefore the tax liability associated with the renunciation is reversed as an income tax recovery in the Consolidated Statement of Operations. This has the effect of reducing the reported net loss for the quarter from $956,350 to $483,850.

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. Several properties had significant changes in exploration undertaken or reclamation work completed during 2007 which resulted in changes to the estimates for reclamation obligations. The new figures are reflected in the financial statements as a liability for the Company. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

The Company is committed to sustainable resource development and ensures all its activities comply with regulatory requirements and strives to meet or exceed industry best practices. During the last quarter of 2007, the Company engaged an advisory service to develop a comprehensive community engagement policy and protocol to ensure that consistent standards are followed regardless of jurisdiction of the mineral exploration projects. The Company will continue to encourage two-way dialogue with members of the communities and traditional territories in which it operates.

1.11

Proposed Transactions

Not applicable

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This policy requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. For the first year in which this policy is applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

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

1.15

Other Requirements

Disclosure controls and procedures and internal control over financial reporting

In November 2006, a comprehensive review of risk factors facing the Company was undertaken by management and the board of directors. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring. None of the newly implemented controls constitute a material or significant change in internal controls.

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

Management has assessed the effectiveness of disclosure controls and of the design of internal controls over financial reporting and found no material deficiencies or significant weaknesses. In common with many smaller companies with few staff there is less than optimal segregation of duties. This has been addressed with the implementation of additional review and approval procedures by personnel who are not involved in the initial recording of financial transactions. A regular evaluation of internal controls over financial reporting was conducted during 2007. No control failures or management overrides were identified during these reviews. All controls appear to be operating as designed to ensure correct recording, processing and reporting of financial information.

The Company has filed an Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Consolidated Statements of Operations and Note 3 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to January 31, 2008.

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

RIMFIRE MINERALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2008	$(2,330,466)	$(322,737)	$178,951	$(30,161)	$(2,504,413)
2007	(1,819,842)	(683,675)	75,656	97,395	(2,330,466)

[1]

The 2007 and 2008 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Company.

[3]

Other changes reflect the tax effect of fair value of marketable securities included in accumulated other comprehensive income.