Form 20-F/A
period 2005-01-31
RIMFIRE MINERALS CORP
filed 2009-04-03
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

Amendment No. 1

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2005

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………..

For the transition period from ______________ to _______________

Commission file

0-31100

Rimfire Minerals Corporation

 (Exact name of Registrant as specified in its charter)

Not Applicable

 (Translation of Registrant’s name into English)

British Columbia

 (Jurisdiction of incorporation or organization)

Suite 1350 – 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  NONE.

Title of each class

Name of each exchange on which

registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  17,855,220

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes  ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

   Accelerated filer ☐

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑Item l7  ☐Item l8

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 3 (Key Information), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2005, or reflect any events that have occurred after the Form 20-F was filed on May 25, 2005.

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

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Not amended	17
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not amended	17
ITEM 15	CONTROLS AND PROCEDURES	181
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT Not amended	18
ITEM 16B	CODE OF ETHICS Not amended	18
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES Not amended	18
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES Not amended	18
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS Not amended	18

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	18 18
ITEM 19	EXHIBITS Not amended	19

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)	Year Ended 2001 ($)
Mineral Property Revenue	$ 414,338	$ 223,626	$ 158,224	$ 45,016	$ 12,000
Loss from Operations	(1,601,214)	(980,325)	(491,779)	(713,850)	(580,111)
Net Loss	(1,495,680)	(901,405)	(507,303)	(716,895)	(606,111)
Per Share	(0.09)	(0.07)	(0.04)	(0.08)	(0.08)

Current Assets	3,064,564	1,132,470	1,088,282	436,761	488,935
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	88,461	44,163	31,175	17,298	19,069
Total Assets	3,153,025	1,176,633	1,119,457	454,059	508,004
Current Liabilities	219,985	61,018	46,663	53,255	24,852
Long-Term Liabilities	35,363	NIL	NIL	NIL	NIL
Shareholders’ Equity	2,897,677	1,115,615	1,072,794	400,804	483,152

Shares Outstanding (number of shares)	17,855,220	13,615,621	12,334,621	9,453,288	7,936,288

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

As the Company has no identifiable mineral reserves from which to determine potential future cash flows, all acquisition costs and exploration costs of mineral property interests have been expensed as incurred for Canadian GAAP purposes. Emerging Issues Task Force (“EITF”) Abstract 04-2 requires acquisition costs of mineral property interests to be recorded as tangible assets, and the aggregate carrying amount reported as a separate component of property, plant and equipment. Statement of Financial Accounting Standard (“SFAS”) 144, and EITF 04-3 also require these assets to be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Accordingly, for U.S. GAAP purposes, acquisition costs of mineral property interests would be recorded as tangible assets when incurred.

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. This has the effect of increasing the loss per share in previous years when the number of shares held in escrow was more substantial. There was no effect in each of the last two years.

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2005	Year Ended 2004	Year Ended 2003 (restated)	Year Ended 2002 (restated)	Year Ended 2001
Loss from Operations	$(1,560,189)	$(980,325)	$(491,779)	$(713,850)	$(580,111)
Net Loss	(1,454,655)	(901,405)	(507,303)	(716,895)	(606,111)
Loss Per Share	(0.08)	(0.07)	(0.05)	(0.09)	(0.09)
Mineral Property Interests	41,025	-	-	-	-
Total Assets	3,194,050	1,176,633	1,119,457	454,059	508,004
Shareholders Equity	2,938,702	1,115,615	1,072,794	400,804	483,152

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

ITEM 4    INFORMATION ON THE CORPORATION

Not Amended

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Not Amended

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not Amended

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Not Amended

ITEM 8    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2005 and 2004

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

SIGNIFICANT CHANGES

There have been no significant changes since year-end.

ITEM 9    THE OFFERING AND LISTING

Not Amended

ITEM 10    ADDITIONAL INFORMATION

Not Amended

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Amended

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable.

ITEM 15    CONTROLS AND PROCEDURES

Not Amended

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

Not Amended

ITEM 16B    CODE OF ETHICS

Not Amended

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Amended

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

ITEM 17    FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2005 and 2004

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2005

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19    EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	2
4.21	Agreement of Purchase and Sale between Lorne Warren, John Mirko and Rimfire Minerals Corporation dated June 25, 2002	3
4.22	Property Option Agreement between Rimfire Minerals Corporation and Plutonic Capital Corporation dated October 28, 2002	3
4.23	Property Option Agreement between Rimfire Minerals Corporation and Stikine Gold Corporation dated December 18, 2002	3
4.24	Option Agreement amendment between Rimfire Minerals Corporation and Stikine Gold Corporation dated March 26, 2003	3
4.25	Addendum to Mining Joint Venture Agreement between Homestake Canada Inc. and Rimfire Minerals Corporation dated May 23, 2002	3
4.26	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated July 25, 2003	3
4.27	Property Option Amendment between Plutonic Capital Corp. and Rimfire Minerals Corporation dated October 20, 2003	3
4.28	Property Option Amendment Agreement between Plutonic Capital Inc., Serengeti Resources Inc. and Rimfire Minerals Corporation dated November 20, 2003	3
4.29	Yukon Targeted Exploration Initiative Agreement between Newmont Mining Corporation and Rimfire Minerals Corporation dated November 14, 2003	3
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation dated December 1, 2003	3
4.31	Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Eagle Project, Goodpaster Mining District dated December 17, 2003	3
4.32	Amendment to Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – ER-Ogo-Fire Project, Goodpaster Mining District dated December 17, 2003	3
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	2
4.34	Exploration, Development and Mine Operating Agreement between AngloGold (USA) Exploration Inc. and Rimfire Alaska, Ltd. – Beverly Project, Goodpaster Mining District dated June 14, 2004	3
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	2
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2005	2
4.37	Amendment to RDN Property Option Agreement dated November 19, 2004	2

4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	2
4.39	Memorandum of Understanding between Barrick Gold Corporation and Rimfire Minerals Corporation	2
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	4
11.1	Corporate Governance Policy adopted November 20, 2002	2
11.2	Code of Ethics – Board of Directors dated January 31, 2003	2
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	2
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	2
11.5	Incentive Stock Option Plan	3
31.1	Certification by Chief Executive Officer	1
31.2	Certification by Chief Financial Officer	1
32.1	Certification by Chief Executive Officer	1
32.2	Certification by Chief Financial Officer	1

1

Filed as exhibits in connection with this document

2

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 25, 2005

3

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 26, 2004.

4

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 7, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RIMFIRE MINERALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President & Director

Date: April 3, 2009

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2005, 2004 and 2003

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

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation (the “Company”) as at January 31, 2005 and 2004 and the consolidated statements of operations, of comprehensive loss, of shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2005 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles is summarized in Note 10 to the consolidated financial statements.

Our previous report dated March 14, 2005 has been withdrawn and the consolidated financial statements have been revised for a reclassification of investment income on the statements of operations and statements of cash flows, enhanced segmented disclosures, and disclosure of differences between generally accepted accounting principles in Canada and the United States relating to mineral property acquisition costs.  For further explanation of the revisions, see Note 2 in the Notes to the Consolidated Financial Statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 14, 2005, except as to Notes 2 and 10 which are as of October 30, 2008

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 14, 2005, except as to Notes 2, 9 and 10 which are as of October 30, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Mineral Property Operations			(Restated)
Revenue
Option proceeds	$ 358,630	$ 191,792	$ 139,580
Project management fees	55,708	31,834	18,644
	414,338	223,626	158,224
Expenses
Acquisition costs	217,385	98,200	149,303
Exploration expenditures	1,105,733	320,743	223,972
Reclamation obligations	35,363	-	-
Exploration expenditure reimbursements	(145,641)	-	-
Exploration tax credits	(122,227)	(62,131)	(57,655)
	1,090,613	356,812	315,620
Loss from mineral property operations	(676,275)	(133,186)	(157,396)
Other Operations
Revenue
Other	3,274	323	450

Expenses
Accounting and legal	27,389	21,535	42,744
Depreciation	17,344	7,761	5,628
Foreign exchange losses	4,713	32,028	5,596
Investor services	147,787	106,188	52,991
Management services	92,820	71,767	57,354
Office	98,950	43,099	32,612
Rent	39,172	36,582	34,642
Salaries and support services	163,503	85,152	67,984
Share-based compensation	292,149	411,208	12,800
Travel and entertainment	44,386	32,142	22,482
	928,213	847,462	334,833
Loss from other operations	(924,939)	(847,139)	(334,383)

Loss before investment transactions	(1,601,214)	(980,325)	(491,779
Gain (loss) on marketable securities	35,819	54,842	(24,100)
Interest income	69,715	24,078	8,576
Net Loss	$ (1,495,680)	$ (901,405)	$ (507,303)
Basic and Diluted Loss Per Share	$ (0.09)	$ (0.07)	$ (0.04)
Weighted average number of shares outstanding	17,231,840	13,311,462	11,370,966

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2005	2004	2003
ASSETS				(Restated)
Current
Cash		$2,724,083	$917,914	$916,042
Marketable securities (Note 3)		139,870	107,500	40,900
Accounts receivable		193,726	92,093	121,055
Prepaid expenses		6,885	14,963	10,285
		3,064,564	1,132,470	1,088,282

Office and Computer Equipment, less accumulated
depreciation of $47,076 (2004 - $29,732)		44,061	23,963	18,075
Project Reclamation Deposits (Note 4)		44,400	20,200	13,100
Mineral Property Interests (Note 5)		-	-	-

		$3,153,025	$1,176,633	$1,119,457

LIABILITIES
Current
Accounts payable and accruals		$88,811	$28,308	$22,604
Payable to related party (Note 7)		33,368	32,710	24,059
Exploration funding deposits		97,806	-	-
		219,985	61,018	46,663

Reclamation obligation (Note 11)		35,363	-	-
		255,348	61,018	46,663

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		7,467,987	4,447,484	3,914,466
Contributed Surplus (Notes 2 and 6 )		926,527	669,288	258,080
Deficit		(5,496,837)	(4,001,157)	(3,099,752)
		2,897,677	1,115,615	1,072,794

		$3,153,025	$1,176,633	$1,119,457

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$ (208,635)	$ (80,700)	$ (70,553)
Paid for exploration costs	(1,086,025)	(320,743)	(224,917)
Exploration reimbursements received	143,804	-	-
Exploration tax credits and grants received	62,157	18,745	52,246
Exploration funding (paid) received	97,806	-	-
Project management fees received	58,061	47,346	3,981
Reclamation deposits (paid) received	(24,200)	(7,100)	(13,100)
Option proceeds received	295,130	117,792	107,580
Other operations
Paid for supplies and services	(597,035)	(367,721)	(407,062)
Received from related party	658	8,651	3,784
Other revenue received	757	323	450
	(1,257,522)	(583,407)	(547,591)
Cash Flows Used for Investing Activities
Interest revenue received	67,332	21,168	7,727
Proceeds from sale of marketable securities	66,958	62,242	-
Purchase of office and computer equipment	(37,442)	(13,649)	(6,405)
	96,848	69,761	1,322
Cash Flows From Financing Activities
Common shares issued for cash	3,208,200	516,500	1,139,583
Share issue costs	(241,357)	(982)	(51,840)
	2,966,843	515,518	1,087,743

Increase in Cash and Cash Equivalents	1,806,169	1,872	541,474
Cash and Cash Equivalents, Beginning of Year	917,914	916,042	374,568

Cash and Cash Equivalents, End of Year	$ 2,724,083	$ 917,914	$ 916,042
Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	(8,750)	(17,500)	(78,750)
Shares issued for acquisition of
mineral property interests	8,750	17,500	78,750
Marketable securities received	(63,500)	(74,000)	(32,000)
Mineral property interest option proceeds	63,500	74,000	32,000
Write down of marketable securities	-	-	24,100
Reduction in carrying value of marketable
securities	-	-	(24,100)
Share-based compensation expense	(292,149)	(411,208)	(12,800)
Contributed surplus	292,149	411,208	12,800

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Common Shares (Note 6)			(Restated)
Balance, beginning of year	$4,447,484	$3,914,466	$2,747,973
Issued for
Private placement	2,659,200	-	440,000
Private placement (flow-through)	-	-	102,000
Share-purchase warrants	506,500	509,500	591,333
Employee stock options	77,410	7,000	6,250
Mineral properties	8,750	17,500	78,750
MDRU membership	10,000	-	-
Share issue costs	(241,357)	(982)	(51,840)

Balance, end of year	7,467,987	4,447,484	3,914,466

Deficit
Balance, beginning of year
Previously reported	4,001,157	2,844,232	2,347,169
Prior years’ share-based compensation (Note 2 )		255,520	245,280
Restated	4,001,157	3,099,752	2,592,449
Loss for the year	1,495,680	901,405	507,303

Balance, end of year	5,496,837	4,001,157	3,099,752

Contributed Surplus
Balance, beginning of year	669,288	258,080	245,280
Share-based compensation	292,149	424,008	21,550
Options exercised	(34,910)	(12,800)	(8,750)

Balance, end of year	926,527	669,288	258,080

Shareholders’ Equity	$2,897,677	$1,115,615	$1,072,794

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

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 10 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following table:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Operations

Mineral property operations	2005	2004	2003
Revenue
As originally presented	358,630	191,792	139,580
Reclassification of project management fees	55,708	31,834	18,644
Revised	414,318	223,626	158,224

Loss from mineral property operations
As originally presented	(731,983)	(165,020)	(176,040)
Reclassification of project management fees	55,708	31,834	18,644
Revised	(676,275)	(133,186)	(157,396)

Other Operations
Revenue
As originally presented	128,697	56,235	27,670
Reclassification of project management fees	(55,708)	(31,834)	(18,644)
Reclassification of interest received	(69,715)	(24,078)	(8,576)
Revised	3,274	323	450

Loss from other operations
As originally presented	(799,516)	(791,227)	(307,163)
Reclassification of project management fees	(55,708)	(31,834)	(18,644)
Reclassification of interest received	(69,715)	(24,078)	(8,576)
Revised	(924,939)	(847,139)	(334,383)

Loss before the undernoted (revised)
Loss before the undernoted	(1,601,214)	(980,325)	(491,779)
Reclassified interest income	69,715	24,078	8,576

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Cash Flows

	2005	2004	2003
Cash Flows Used for Operating Activities
As originally presented	(1,165,990)	(555,139)	(526,764)
Reclassified interest received	(67,332)	(21,168)	(7,727)
Reclassified project deposits	(24,200)	(7,100)	(13,100)
Revised	(1,257,522)	(583,407)	(547,591)

Cash Flows Used for Investing Activities
As originally presented	5,316	41,493	(19,505)
Reclassified interest received	67,332	21,168	7,727
Reclassified project deposits	24,200	7,100	13,100
Revised	96,848	69,761	1,322

3.

MARKETABLE SECURITIES

	2005	2004
CANGOLD Ltd. – 250,000 shares (2004 -150,000 shares)	$ 80,000	$ 48,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. – 125,000 shares (2004- 150,000 shares)	27,500	33,000
Serengeti Resources Inc. – 175,000 shares	31,500	-
Stikine Gold Corp.(2004 - 100,000 shares)	-	25,000
Western Keltic Mines Inc. –89,500 shares (2004 - 100,000 shares)	23,270	26,000

	180,270	150,000
Less previous write-down to estimated market value	(40,400)	(42,500)

	$ 139,870	$ 107,500

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

6.

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

January 31, 2005

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

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

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

8.

INCOME TAXES

The Company has incurred losses for income tax purposes of $ 2,228,190 which can be carried forward to reduce taxable income in future years.  If unused, these losses will expire as follows:

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

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

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

 (b) Flow-through shares

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

(c) Acquisition costs of mineral property interests (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 10 (c) and (f) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP.

EITF-04-3 is effective for fiscal periods ending after April 30, 2004. Therefore there is a difference for the fiscal year ended January 31, 2005 though not for the prior periods presented.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

 (d) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(e) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2005
	Canadian GAAP	Adjustment (c)	U.S. GAAP
Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	41,025	41,025
Share capital	7,467,987	-	7,467,987
Deficit	(5,496,837)	41,025	(5,455,812)

The deferred tax liability of $100,125 (2003 -$80,125) related to previous issue of flow-through shares is reduced by unrecognized tax losses carried forward from prior years.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

Previously reported	2005	2004	2003

Net loss under Canadian GAAP	$(1,495,680)	$ (901,405)	$ (507,303)
Reversal of acquisition costs (b)	41,025	-	-
Impairment provision (b)	(41,025)	-	-

Net loss under U.S. GAAP	$(1,495,680)	$ (901,405)	$ (507,303)
Weighted average number of shares under Canadian GAAP	17,231,840	13,311,462	11,370,966
Escrow shares	29,865	209,865	397,365
Weighted average number of shares under U.S. GAAP	17,201,975	13,101,597	10,973,601

Basic and diluted loss per share under U.S. GAAP	$(0.09)	$(0.07)	($0.05)

Restated	2005	2004	2003

Net loss under Canadian GAAP	$(1,495,680)	$ (901,405)	$ (507,303)
Net mineral property interest acquisition costs (c)	41,025	-	-

Net loss under U.S. GAAP	$(1,454,655)	$ (901,405)	$ (507,303)
Weighted average number of shares under Canadian GAAP	17,231,840	13,311,462	11,370,966
Escrow shares	29,865	209,865	397,365
Weighted average number of shares under U.S. GAAP	17,201,975	13,101,597	10,973,601

Basic and diluted loss per share under U.S. GAAP	$(0.08)	$(0.07)	($0.05)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2005

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Cash Flows (e)

	2005	2004	2003
Net loss under Canadian GAAP	$(1,495,680)	$ (901,405)	$ (507,303)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	17,344	53,920	33,980
Foreign exchange losses	4,713	7,519	8,196
Reclamation obligations	35,363	-	-
Share-based compensation	292,149	411,208	12,800
Non-cash option proceeds	8,750	17,500	78,750
Non-cash mineral property acquisition costs	(63,500)	(74,000)	(32,000)
Gain (loss) on sale of marketable securities	(35,819)	(54,842)	24,100
Interest income	(69,715)	(24,078)	(8,576)
Increase in accounts receivable	(101,633)	14,607	(91,862)
Increase in prepaid expenses	8,078	(4,678)	(10,285)
Increase in project reclamation deposits	(24,200)	(7,100)	(13,100)
Increase in accounts payable / accrued expenses	68,822	(22,058)	(42,291)
Increase in exploration funding deposits	97,806	-	-
Total adjustments	238,158	317,998	(40,288)

Net cash used for operating activities	$ (1,257,522)	$ (583,407)	$ (547,591)

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

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the year ended

January 31, 2005

Management Discussion and Analysis

RFM-2005

1.1

Date

The information in this form includes financial results for the year ending January 31, 2005 with other information current to April 30, 2005.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

2004 Exploration Overview

Goodpaster District, Alaska

AngloGold (U.S.A.) completed a geophysical survey, soil geochemical sampling and three holes totaling 997 m on the ER project. The first phase of work on the Eagle property consisted of the collection of 485 soil samples to expand the previous focused soil grid to its current length of 6 km with lines ranging from 0.7 to 1.8 km in length. On the Eagle, nine holes totaling 2778 m were drilled targeting soil geochemical anomalies that span a distance of 6 km in a NE-SW direction. A deep penetrating magnetic survey was carried out late in the season, but these results were not available until after completion of the drill program. The Beverly Property program consisted of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 by a previous operator. This sampling was conducted to verify previously defined anomalies and very little sampling was done beyond the areas of previous work. With completion of the work this year on the Eagle Property, AngloGold has vested a 70% interest in the property.

British Columbia

Thorn

The Thorn Induced Polarization (IP) geophysical survey was completed by CANGOLD Limited in August and demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. With the completion of this project and by making final share and cash issuances to Rimfire CANGOLD has earned a 51% interest in the property and a joint venture has been formed. By early November, the Thorn drill program was completed consisting of 1810 m in twelve holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor with five holes targeting IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 m long IP anomaly and intersected 56.1 metres of 1.27 g/t Au, 16.7 g/t Ag, & 0.19% Cu in a new zone dubbed the Talisker Zone. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 g/t (7.7 oz/t) gold 2 km north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work. Based on these encouraging results, a program of expanded IP geophysics, surface sampling and follow up drilling will be undertaken in 2005.

Management Discussion and Analysis

RFM-2005

RDN

On the RDN, optioned to Northgate Minerals Corporation, three target areas were tested with 2499 m of drilling in nine holes. Several precious-metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver and tetrahedrite at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored. This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored is very encouraging. On the basis of these discoveries, Northgate has committed to funding the 2005 exploration program.

Tide

Serengeti Resources Inc. drilled 589 m in four reconnaissance holes on the Tide property testing the Arrow, South Pit, High Grade Pit and 36 zones. Gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1.00 g/t gold over 129.4 m, including a 39.6 m intersection averaging 1.92 g/t gold. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 m of greater than 0.5-g/t gold that remains open in all directions. The hole was collared in the middle of the soil anomaly with better than 1.0 g/t gold values and this is reflected in the drill hole where mineralization was found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property. One of the samples on the southeast end of the structure returned 593 g/t (17 oz/t) gold and 14708 g/t (429 oz/t) silver from a 50 cm quartz-sulphide vein.

Kizmet (formerly Sutlahine)

In 2004, Rimfire conducted a regional reconnaissance prospecting, mapping and sampling program to evaluate properties staked to the northwest of the Thorn property. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature. Barrick Gold Corporation staked additional surrounding claims early in January and signed a memorandum of understanding to jointly explore the Kizmet Project as a 50:50 joint venture.

Walker Lane Alliance

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

Management Discussion and Analysis

RFM-2005

Financial Overview for Fiscal Year Ended January 31, 2005

Fundamental changes occurred in 2004 that affected the financial condition of the Company. The Company undertook concurrent brokered and non-brokered private placements early in the year raising net proceeds of $2.4 million. Two full-time staff members were hired, which allowed the Company to focus more resources on management of multiple exploration projects. Additional staff helped ensure more thorough data compilation and examination of results. The expanded scope of exploration undertaken during the year contributed to increased administrative costs to provide adequate support for project expenditures.

Option proceeds are significantly higher than the previous year, primarily due to completion of earn-in and therefore accelerated payments on the Thorn and Alaska properties. Subsequent funding of joint venture exploration on the Thorn property contributed to increased exploration expenditures in 2004. The Newmont Targeted Exploration Initiative and Kizmet projects also added significant exploration expenditures. Total administrative costs increased about 10% reflecting additional management costs, salary expense and marketing initiatives. Salaries did not increase as much as would be expected since time spent in the field was allocated directly to exploration expenditures of individual projects. Salary costs included in projects for the year totaled $80,285 (2003 - $57,002.)

The Company’s working capital as of January 31, 2005 was $2,809,216, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the end of the previous fiscal year.

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2005. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

	2005	2004	2003
Mineral property revenues	$ 414,338	$ 223,626	$ 158,224
Net Income (Loss)	(1,495,680)	(901,405)	(507,303)
Per Share	(0.09)	(0.07)	(0.04)
Total assets	3,153,025	1,176,633	1,119,457
Long-Term Liabilities	35,363	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

Management Discussion and Analysis

RFM-2005

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

•

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

Management Discussion and Analysis

RFM-2005

1.4

Results of Operations

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

Office expenses, which include computer services, membership dues, insurance, postage and printing, were significantly higher in 2004. Membership dues included issuing $10,000 in common shares to Mineral Deposit Research Unit in exchange for a five-year membership. Inclusion of this cost in current expenditures more than doubles the normal expenses for memberships (2004-$17,477, 2003-$6,740) Shareholder requests for annual report material tripled. This substantially increased the costs of producing and mailing the annual report and information packages. The cost of insurance increased from $6,400 to $14,450.

Investor services expenses increased for the second year in a row. Part of this increase is related to the need for a strong presence in certain sectors of the US markets. To meet this need, each year the company attended major trade shows in New Orleans, San Francisco, New York and Las Vegas. A strategic marketing program was introduced during the third quarter to increase market awareness of Rimfire. This has shifted the emphasis from trade show participation with accompanying travel and entertainment costs, as well as exhibitor fees, to a targeted marketing strategy which ensures that qualified investors are able to access information about the company. The company expects that the primary emphasis in future years will be the strategic marketing program. The overall costs of investor services will not decrease significantly relative to budget but it is expected that the strategic marketing will be more effective.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,105,733 ($320,743), and property acquisition costs totaled $217,385 ($98,200). These costs were offset by joint venture reimbursements totaling $145,641. The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures. For the fiscal year ended January 31, 2005 this should amount to $122,227 ($62,131.) Option proceeds, consisting of both cash and share payments totaled $358,630 ($191,792).

Management Discussion and Analysis

RFM-2005

Exploration expenditures included costs of aircraft and helicopter ($261,871), camp and support activities ($58,846), chemical analysis ($52,832), drafting ($13,148), drilling ($87,046), equipment rentals ($16,228), freight ($12,341), materials and supplies ($30,249), maps and reproductions ($17,341) professional geological fees($354,662), program management ($97,443), recording and filing fees ($67,720) and travel ($36,006). Acquisition costs include the costs incurred to stake the Alaska and Kizmet properties, option payments made for the Thorn and William’s Gold properties, and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Thorn, Tide and Alaska properties.

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

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 7,800 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a fairly protracted history of exploration; beginning in earnest in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit.

Three target areas were tested with 2499 m of drilling in nine holes. Several precious-metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver and tetrahedrite at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored. This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored, is very encouraging. On the basis of these discoveries, Northgate has committed to funding the 2005 exploration program.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. Whole rock analysis was carried out for selected samples. A technical report covering previous work programs was filed on SEDAR on February 23, 2004.

Management Discussion and Analysis

RFM-2005

Expenditures by the Company during the fiscal year ended January 31, 2005 were:

Acquisition costs	$ -

Exploration costs
Camp and support	317
Drafting	263
Maps and reproduction	128
Professional fees	4,612
Travel	105
5,425

Exploration tax credits	(552)
Reclamation obligation	17,102
Joint venture payments	-
21,975

Option proceeds	(25,000)

Cumulative Net Expenditures
Beginning of Year	803,701
End of Year	$ 800,676

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 16,000 hectares, is a joint venture with CANGOLD Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins represent the prime exploration targets on the Thorn property. Lesser focus should be placed on the Oban Zone, although potential for additional breccia pipes should be considered.

During the field season of 2004, an IP geophysical survey was completed which demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. A subsequent drill program was completed consisting of 1810 m in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor with five holes targeting IP geophysical anomalies. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 g/t (7.7 oz/t) gold 2 km north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work. Based on these encouraging results, a program of expanded IP geophysics, surface sampling and follow up drilling will be undertaken in 2005.

The drilling and sampling programs were conducted under the direction of Robert Brown, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 25th 2005.

Expenditures by the Company during the fiscal year ended January 31, 2005 were:

Acquisition costs	$150,000

Exploration costs
Aircraft and helicopter	131,710
Camp and support	25,509
Chemical analysis	15,072
Drafting	899
Drilling & trenching	87,046
Equipment rentals	7,256
Freight	6,156
Materials and supplies	6,768
Maps and reproduction	566
Professional fees	102,655
Project management	52,832
Recording and filing fees	7,458
Travel	6,537
450,464

Exploration tax credits	(87,818)
Reclamation obligation	11,082
Joint venture payments	-
373,728

Option proceeds	(182,000)

Cumulative Net Expenditures
Beginning of Year	323,551
End of Year	$ 665,276

Management Discussion and Analysis

RFM-2005

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. A second claim group, called the Wave, which covers 1,180 hectares, was jointly staked by the Company and Serengeti Resources. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives,

Four reconnaissance holes, totaling 589 m were drilled testing the Arrow, South Pit, High Grade Pit and 36 zones. Gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1. g/t gold over 129.4 m, including a 39.6 m intersection averaging 1.92 g/t gold. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 m of greater than 0.5 g/t gold that remains open in all directions. The hole was collared in the middle of the soil anomaly with better than 1.0 g/t gold values and this is reflected in the drill hole where mineralization was found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property.

The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on December 23, 2004.

Expenditures by the Company during the fiscal year ended January 31, 2005 were:

Acquisition costs	$ 1,842

Exploration costs
Camp and support	549
Equipment rentals	107
Materials and supplies	62
Maps and reproduction	29
Professional fees	15,780
Project management	503
Recording and filing fees	400
Travel	247
17,677

Exploration tax credits	(2,751)
Reclamation obligation	3,179
Joint venture payments	(1,427)
16,678

Option proceeds	(56,500)

Cumulative Net Expenditures
Beginning of Year	(21,998)
End of Year	$ (59,978)

William’s Gold

The William’s Gold (formerly Bill) Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. This property, covering 5,160 hectares, was optioned to Stikine Gold Corporation who relinquished the option April 30, 2004. The Williams Gold property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The Park prospect, located 3 kilometres to the north, is a poorly explained 0.5 km2 gold-copper soil geochemical anomaly centred on a prominent gossan.

No field work was undertaken during the summer of 2004, however some of the core was re-examined with the relevant field notes and data to determine an appropriate exploration strategy to advance the property. A technical report was previously filed on SEDAR on July 30, 2003. The Qualified Person for this property is Mark Baknes, P.Geo.

Expenditures by the Company during the fiscal year ended January 31, 2005 were:

Acquisition costs	$ 28,750

Exploration costs
Aircraft and helicopter	1,609
Camp and support	36
Maps and reproduction	16
Professional fees	4,534
Recording and filing fees	60
6,255

Exploration tax credits	(350)
Reclamation obligation	4,000
Joint venture payments	-
9,905

Option proceeds	-

Cumulative Net Expenditures
Beginning of Year	152,300
End of Year	$ 190,955

Kizmet Project

The Kizmet Project, formerly called the Sutlahine, is a joint venture with Barrick Gold Corporation. The Company contributed claims totalling 27,939 hectares while Barrick contributed claims covering an area of 67,865 hectares. Rimfire staked the SUTL and LJ claims to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property

A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep the original claims in good standing until December 2006. A technical report has not been filed for this work which is preliminary in nature. Geological highlights include discovery of several precious metal rich base metal veins, a zone of precious metal rich silicified sedimentary rock, iron-zinc skarn and sedimentary hosted gold-bearing disseminated sulphide.

Expenditures by the Company during the fiscal year ended January 31, 2005 were:

Acquisition costs	$ 5,242

Exploration costs
Aircraft and helicopter	38,199
Camp and support	11,441
Chemical analysis	13,715
Drafting	3,150
Equipment rentals	861
Freight	1,639
Materials and supplies	3,182
Maps and reproduction	2,859
Professional fees	61,936
Project management	15,738
Recording and filing fees	20,374
Travel	3,423
176,517

Exploration tax credits	(30,243)
Reclamation obligation	-
Joint venture payments	-
146,274

Option proceeds	-

Cumulative Net Expenditures
Beginning of Year	33,805
End of Year	$ 185,321

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of seven claim groups totaling 50,120 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc. The Beverly, Bou, Boundary, Scot and S.E. Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties:  (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the seven claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

AngloGold completed a geophysical survey, soil geochemical sampling and three holes totaling 997 m on the ER project. Drilling further defined a northwest trending vein structure. Two phases of work were completed on the Eagle property; soil sampling to expand the previous focused soil grid and a drill program of nine holes totaling 2778 m. Mineralization intersected during drilling consists of quartz-sulphide vein stockworks containing gold hosted in a granitic stock. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

The Beverly Property program consisted of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 to verify previously defined anomalies and very little sampling was done beyond the areas of previous work. The Company did not complete any work on the other properties due to forest fires in the area. A technical report for the Alaska properties was previously filed on SEDAR on February 23, 2004. The Qualified Person for this property is Mark Baknes, P.Geo.

Expenditures by the Company during the fiscal year ended January 31, 2005 (all amounts in Canadian Dollars) were:

Management Discussion and Analysis

RFM-2005

Acquisition costs	$ 24,152

Exploration costs
Camp and support	723
Drafting	1,759
Equipment rentals	701
Materials and supplies	240
Maps and reproduction	662
Professional fees	14,881
Project management	797
Recording and filing fees	34,243
Travel	2,221
56,227

Exploration tax credits	-
Reclamation obligation	-
Joint venture payments	-
56,227

Option proceeds	(95,130)

Cumulative Net Expenditures
Beginning of Year	38,372
End of Year	$ 23,621

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,822 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson and Simpson Extension Properties, consisting of 42 claims, are located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

Management Discussion and Analysis

RFM-2005

•

The Yukon Targeted Exploration Initiative is a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2004 were shared equally between the two companies. No claims have been staked within this defined area.

•

Walker Lane exploration alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. No claims have been staked within this defined area.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

	Adam	Fer	Simpson	Yukon Targeted	Other
Acquisition costs	$ -	$ 3,440	$ -	$ -	$ 3,959

Exploration costs
Aircraft and helicopter	-	-	-	90,353	-
Camp and support	-	64	68	16,939	3,200
Chemical analysis	-	-	-	22,909	1,136
Drafting	-	-	1,560	4,213	1,304
Equipment rentals	-	-	-	6,600	703
Freight	-	-	-	4,336	210
Materials and supplies	-	-	-	19,400	597
Maps and reproduction	-	-	34	9,820	3,227
Professional fees	120	144	1,980	110,610	37,410
Project management	-	-	238	26,679	656
Recording and filing fees	-	4,410	775	-	-
Travel	-	-	-	8,854	14,619
	120	4,618	4,655	320,713	63,062

Exploration tax credits	-	-	-	-	(513)
Reclamation obligation	-	-	-	-	-
Joint venture payments	-	-	-	(144,213)	-
	120	4,618	4,655	176,500	62,549

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	60,243	92,743	67,300	-	125,412
Property write-down or abandonment					(102,659)
End of Year	$60,363	$100,802	$79,155	$176,500	$ 89,261

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Tide, Adam, or Yukon Properties for the 2005 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

CANGOLD has completed their work commitment on the Thorn property and made the final cash and share payments. CANGOLD has become operator and the Company will have the option to contribute 49% of the expenditures for the project or face dilution of the Company’s interest at the rate of 1% reduction for each $50,000 of the proportionate share of the program in which the company does not participate.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
January 31, 2005	$ 89,691	$ (680,298)	$ (0.04)
October 31, 2004	184,254	(307,839)	(0.02)
July 31, 2004	54,516	(299,310)	(0.02)
April 30, 2004	85,877	(208,233)	(0.01)
January 31, 2004	66,120	(394,161)	(0.03)
October 31, 2003	53,614	(130,327)	(0.01)
July 31, 2003	36,774	(228,793)	(0.02)
April 30, 2003	67,118	(148,126)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

Reported loss was higher than normal in the first quarter of 2004 because of staking that was undertaken in both Alaska and northern BC. Normal field work would wait for more clement weather but staking can occur while snow covers the ground.

1.6

Liquidity

The Company’s working capital as of January 31, 2005 was $2,809,216, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the previous fiscal year end. The Company expects that current working capital will be sufficient for the 2005 and 2006 fiscal years.

The Company’s issued and outstanding shares stood at 17,855,220 at January 31, 2005. The placements completed during the first quarter and exercise of share purchase warrants represents most of the increase from the 13,615,621 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 465,000 employee stock options were granted and 100,000 options were exercised. 1,712,121 share purchase warrants exercisable before September 2005 were issued as part of the placements.1,180,000 previously granted director and employee options exercisable before December 2008 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,914,772 will be added to Rimfire’s treasury, and shares outstanding will total 21,072,341.

At the annual general meeting held June 18, 2004, the shareholders approved an increase in authorized capital to allow an unlimited number of common shares to be issued.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Management Discussion and Analysis

RFM-2005

Property	Amount	Date of payment
RDN	Nil
Thorn	49% of field work - $ 339,750 49% of Assessment & filing - $3,230	June 2005 December 15, 2005
William’s Gold	Assessment & filing - $19,580	December 15, 2005
Kizmet	Nil
Tide	Nil
Adam	Nil
Fer	Assessment & filing - $5,360	July 1, 2005

Alaska properties	Annual labour - $10,150 USD (approximately $13,200 CAD) Claim rental - $24,025 USD (approximately $31,250 CAD) Assessment & filing - $873 USD (approximately $1,135 CAD)	August 31, 2005 November 30, 2005 November 30, 2005
Simpson	Assessment & filing - $3,570	September 29, 2005
Walker Lane	Project assessment and exploration totalling $305,000 (CAD)	January 2006

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

Management Discussion and Analysis

RFM-2005

During the fiscal year ended January 31, 2005, the company paid Equity $431,996 (2003 - $ 260,926) for geological consulting services, excluding costs paid by joint venture partners, and $203,098 (2003 - $144,087) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance (2003 - $6,396) $3,711 - investor services (2003 - $2,200); $96,462- management services (2003 - $66,264); $12,026 – office (2003 - $5,702); $39,172 – rent (2003 - $36,582); and $37,270 - support services (2003 - $26,943). The increases in these amounts reflect additional office space and services utilized by the increase in Rimfire staff.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

The Company has an incentive stock option plan for directors and employees. During the fourth quarter, the directors authorized the granting of most of the remaining stock options available under the plan. Since the company has adopted a policy of accounting for share-based compensation at fair market value, this resulted in a significant increase in expense for the fourth quarter. Addition of a second full-time staff member also increased the costs for salaries and support.

Exploration expenses during the fourth quarter were higher than in the previous year because field work, specifically drilling, was carried out in early to mid-November. The second factor increasing exploration expenditures was the completion of earn-in by Cangold and therefore the Company’s requirement to fund 49% of the drilling program and associated reports.

Prior to the fourth quarter, reclamation obligations for each property with substantial exploration programs under the direction of the Company were considered to be less than or equal to the project reclamation bonds held in trust by the Company. A change of estimate was used to accrue formal reclamation obligations. An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects. A reclamation obligation expense has been calculated as the present value of the cost if it were to be undertaken during the year of tenure expiry or in 2008, whichever comes first. This change resulted in an increase in mineral property costs of $35,363 for the fourth quarter. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period.

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

Management Discussion and Analysis

RFM-2005

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees as of January 31, 2004. These recommendations established the standards described in Note 2 to the consolidated financial statements for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis. The alternatives for adoption of this policy included adopting the new policy on a prospective basis accompanied by pro-forma disclosure of the effect of the policy on statements of loss and deficit and the balance sheet if the policy had been adopted retroactively. It was decided that adopting the policy on a retroactive basis would be easier to understand than adopting it on a prospective basis with the pro-forma disclosure.

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

Management Discussion and Analysis

RFM-2005

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of share issues prior to January 31, 2005. As of April 30, 2005 there were 17,859,720 common shares issued and outstanding. In addition, there are 209,167 broker’s warrants and 1,488,454 share purchase warrants which can be exercised before September 2005. There are 1,552,500 exerciseable stock options with expiry dates ranging from March 2006 to December 2009.