Form 20-F/A
period 2006-01-31
RIMFIRE MINERALS CORP
filed 2009-04-03
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

Amendment No. 1

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2006

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

☐Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2006 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 3 (Key Information), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2006, or reflect any events that have occurred after the Form 20-F was filed on May 25, 2006.

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

Actual operational and financial results may differ materially from the Corporation’s expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of the Corporation’s properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Not amended	18
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not amended	18
ITEM 15	CONTROLS AND PROCEDURES Not amended	18
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT Not amended	18
ITEM 16B	CODE OF ETHICS Not amended	18
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES Not amended	19
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES Not amended	19
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS Not amended	19

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	19 19
ITEM 19	EXHIBITS	20

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)
Mineral Property Revenues	$199,777	$414,338	$223,626	$ 158,224	$ 45,016
Loss from Operations	(2,025,514)	(1,601,214)	(980,325)	$ 158,224	$ 45,016
Net Loss	(1,823,606)	(1,495,680)	(901,405)	(507,303)	(716,895)
Per Share	(0.10)	(0.09)	(0.07)	(0.04)	(0.08)

Current Assets	9,082,086	5,214,153	3,005,224	3,064,564	1,132,470
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	90,264	88,461	44,163	31,175	17,298
Total Assets	3,095,488	3,153,025	1,176,633	1,119,457	454,059
Current Liabilities	99,579	219,985	61,018	46,663	53,255
Long-Term Liabilities	35,363	35,363	NIL	NIL	NIL
Shareholders’ Equity	2,960,546	2,897,677	1,115,615	1,072,794	400,804

Shares Outstanding (number of shares)	19,999,539	17,855,220	13,615,621	12,334,621	9,453,288

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

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)	Year Ended 2002 ($) (restated)
Loss from Operations	$(1,867,972)	$(1,560,189)	$(980,325)	$(491,779)	$(713,850)
Net Loss	(1,808,564)	(1,454,655)	(901,405)	(507,303)	(716,895)
Loss Per Share	(0.10)	(0.08)	(0.07)	(0.05)	(0.09)
Mineral Property Interests	198,567	41,025	-	-	-
Total Assets	3,294,055	3,194,050	1,176,633	1,119,457	454,059
Shareholders Equity	3,159,113	2,938,702	1,115,615	1,072,794	400,804

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2008

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	3
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2006	2
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	3
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	3
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	3
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	3
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	3
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	2
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	2
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	3
11.1	Corporate Governance Policy adopted November 20, 2002	5
11.2	Code of Ethics – Board of Directors dated January 31, 2003	5
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	5
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	5
11.5	Incentive Stock Option Plan	4
31.1	Certification by Chief Executive Officer	1
31.2	Certification by Chief Financial Officer	1
32.1	Certification by Chief Executive Officer	1
32.2	Certification by Chief Financial Officer	1

1

Filed as exhibits in connection with this document

2

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 25, 2006.

3

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 25, 2005.

4

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 26, 2004

5

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

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation (the “Company”) as at January 31, 2006 and 2005 and the consolidated statements of operations, of comprehensive loss, of shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2006 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Our previous report dated March 31, 2006 has been withdrawn and the consolidated financial statements have been revised for a reclassification of investment income on the statements of operations and statements of cash flows, enhanced segmented disclosures, and disclosure of differences between generally accepted accounting principles in Canada and the United States relating to mineral property acquisition costs.  For further explanation of the revisions, see Note 2 in the Notes to the Consolidated Financial Statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006, except as to Notes 2, 10 and 12 which are as of October 30, 2008

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 31, 2006, except as to Notes 2, 9 and 10 which are as of October 30, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006, except as to Notes 2, 10 and 12 which are as of October 30, 2008

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004

Mineral Property Operations
Revenue
Option proceeds	$ 163,500	$ 358,630	$ 191,792
Project management fees	36,277	55,708	31,834
	199,777	414,338	223,626
Expenses
Acquisition costs	202,167	217,385	98,200
Exploration expenditures	1,116,172	1,105,733	320,743
Reclamation obligations	-	35,363	-
Joint venture reimbursements	(33,988)	(145,641)	-
Exploration tax credits	(18,736)	(122,227)	(62,131)
	1,265,615	1,090,613	356,812
Loss from mineral property operations	(1,065,838)	(676,275)	(133,186)
Other Operations
Revenue
Other	7,900	3,274	323
Expenses
Accounting and legal	40,934	27,389	21,535
Depreciation	33,980	17,344	7,761
Foreign exchange losses	8,196	4,713	32,028
Investor services	36,478	63,471	43,121
Management services	116,804	92,820	71,767
Marketing and promotion	77,234	84,316	63,067
Office	78,959	98,950	43,099
Rent	63,832	39,172	36,582
Salaries and support services	255,550	163,503	85,152
Share-based compensation	206,689	292,149	411,208
Travel and entertainment	48,920	44,386	32,142
	967,576	928,213	847,462
Loss from other operations	(959,676)	(924,939)	(847,139)
Loss before investment transactions	(2,025,514)	(1,601,214)	(980,325)
Gain (loss) on marketable securities	(49,264)	35,819	54,842
Interest income	68,672	69,715	24,078

Loss before Income Taxes	(2,006,106)	(1,495,680)	(901,405)
Future Income Tax Recovery (Note 8)	182,500	-	-
Net Loss	$ (1,823,606)	$ (1,495,680)	$ (901,405)
Basic and Diluted Loss Per Share	$ (0.10)	$ (0.09)	$ (0.07)
Weighted average number of shares outstanding	18,656,974	17,231,840	13,383,727

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2006	2005
ASSETS
Current
Cash		$2,836,027	$2,724,083
Marketable securities (Note 3)		88,370	139,870
Accounts receivable		64,635	193,726
Prepaid expenses		16,192	6,885
		3,005,224	3,064,564

Office and Computer Equipment, less accumulated
depreciation of $70,282 (2005- $47,076)		61,564	44,061
Project Reclamation Deposits (Note 4)		28,700	44,400
Mineral Property Interests (Note 5)		-	-

		$3,095,488	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$62,733	$88,811
Payable to related party (Note 7)		36,846	33,368
Exploration funding deposits		-	97,806
		99,579	219,985

Mineral Property Reclamation Obligation (Note 11)		35,363	35,363
		134,942	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		9,358,013	7,467,987
Contributed Surplus (Notes 2 and 6 )		922,976	926,527
Deficit		(7,320,443)	(5,496,837)
		2,960,546	2,897,677

		$3,095,488	$3,153,025

APPROVED BY THE BOARD

“David A. Caulfield”	Director
“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	(175,818)	$ (208,635)	$ (80,700)
Paid for exploration costs	(1,160,836)	(1,086,025)	(320,743)
Exploration reimbursements received	15,946	143,804	-
Exploration tax credits and grants received	122,229	62,157	18,745
Exploration funding (paid) received	(97,806)	97,806	-
Project management fees received	36,293	58,061	47,346
Reclamation deposits (paid) received	15,700	(24,200)	(7,100)
Option proceeds received	150,000	295,130	117,792
Other operations
Paid for supplies and services	(688,520)	(597,035)	(367,721)
Received from related party	3,478	658	8,651
Other revenue received	1,063	757	323
	(1,778,271)	(1,257,522)	(583,407)
Cash Flows Used for Investing Activities
Interest revenue received	63,676	67,332	21,168
Proceeds from sale of marketable securities	15,736	66,958	62,242
Purchase of office and computer equipment	(51,483)	(37,442)	(13,649)
	27,929	96,848	69,761
Cash Flows From Financing Activities
Common shares issued for cash	1,895,029	3,208,200	516,500
Share issue costs	(32,743)	(241,357)	(982)
	1,862,286	2,966,843	515,518

Increase in Cash and Cash Equivalents	111,944	1,806,169	1,872
Cash and Cash Equivalents, Beginning of Year	2,724,083	917,914	916,042

Cash and Cash Equivalents, End of Year	$ 2,836,027	$ 2,724,083	$ 917,914
Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	-	(8,750)	(17,500)
Shares issued for acquisition of
mineral property interests	-	8,750	17,500
Marketable securities received	(13,500)	(63,500)	(74,000)
Mineral property interest option proceeds	13,500	63,500	74,000
Share-based compensation expense	206,689	292,149	424,008
Contributed surplus	(3,551)	257,239	411,208

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Common Shares (Note 6)
Balance, beginning of year	$ 7,467,987	$ 4,447,484	$ 3,914,466
Issued for
Cash - private placement		2,659,200	-
Cash - private placement (flow-through)	500,000	-	-
Cash – Exercise of share purchase warrants	1,245,029	506,500	509,500
Cash – exercise of share purchase options	150,000	42,500	4,700
Mineral properties	-	8,750	7,000
Membership fee	-	10,000	-
Transfer from contributed surplus on the exercise of vested share purchase options	210,240	34,910	12,800
Future income taxes related to flow-through share issue	(182,500)	-	-
Share issue costs	(32,743)	(241,357)	(982)

Balance, end of year	9,358,013	7,467,987	4,447,484

Contributed Surplus
Balance, beginning of year	926,527	669,288	258,080
Share-based compensation	206,689	292,149	424,008
Transfer to common shares on exercise of share purchase vested options	(210,240)	(34,910)	(12,800)

Balance, end of year	922,976	926,527	669,288

Deficit
Balance, beginning of year	5,496,837	4,001,157	3,099,752
Net Loss for the year	1,823,606	1,495,680	901,405

Balance, end of year	7,320,443	5,496,837	4,001,157

Shareholders’ Equity	2,960,546	2,897,677	1,115,615

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Consolidated Statements of Operations

Other Operations	2006	2005	2004
Revenue
As originally presented	76,572	72,989	24,401
Reclassification of interest received	(68,672)	(69,715)	(24,078)
Revised	7,900	3,274	323

Loss from other operations
As originally presented	(891,004)	(855,224)	(823,061)
Reclassification of interest received	(68,672)	(69,715)	(24,078)
Revised	(959,676)	(924,939)	(847,139)

Loss before the undernoted (revised)
Loss before the undernoted	(2,025,514)	(1,601,214)	(980,325)
Reclassified interest income	68,672	69,715	24,078

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Cash Flows

	2007	2006	2005
Cash Flows Used for Operating Activities
As originally presented	(1,714,595)	(1,190,190)	(562,239)
Reclassified interest received	(63,676)	(67,332)	(21,168)
Revised	(1,778,271)	(1,257,522)	(583,407)

Cash Flows Used for Investing Activities
As originally presented	(35,747)	29,516	48,593
Reclassified interest received	63,676	67,332	21,168
Revised	27,929	96,848	69,761

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

RDN Property, British Columbia

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

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

5.

MINERAL PROPERTY INTERESTS (continued)

California-Surf properties, Alaska

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

6.

SHARE CAPITAL (continued)

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

8.

INCOME TAXES (continued)

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

(b) Acquisition costs of mineral property interests (restated)

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

Note 10 (b) and (e) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

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

(d) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2006
	Canadian GAAP	Adj. (a,b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	198,567	198,567
Share capital	9,358,013	142,500	9,500,513
Deficit	(7,320,443)	56,067	(7,264,376)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES IN CANADA AND THE UNITED STATES  (continued)

(e)

Reconciliation

Consolidated Balance Sheets

	2005
	Canadian GAAP	Adj. (b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	41,025	41,025
Share capital	7,467,987	-	7,467,987
Deficit	(5,496,837)	41,025	(5,455,812)

Consolidated Statements of Operations

Previously reported	2006	2005	2004
Net loss under Canadian GAAP	$(1,823,606)	$(1,495,680)	$ (901,405)
Reversal of acquisition costs (b)	157,542	41,025	-
Impairment provision (b)	(157,542)	(41,025)
Future income tax recovery (a)	(182,500)	-	-
Deferred tax benefit (a)	40,000	-	-

Net loss under U.S. GAAP	$(1,823,606)	$(1,495,680)	$ (901,405)
Weighted average number of shares outstanding under Canadian GAAP	18,656,974	17,231,840	13,383,727
Escrow shares	-	29,865	209,865
Weighted average number of shares outstanding under U.S. GAAP	18,656,974	17,201,975	13,173,862
Basic and diluted loss per share under U.S. GAAP	($0.10)	$(0.09)	($0.07)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES IN CANADA AND THE UNITED STATES  (continued)

Restated	2006	2005	2004
Net loss under Canadian GAAP	$(1,823,606)	$(1,495,680)	$ (901,405)
Net mineral property interest acquisition costs (b)	157,542	41,025	-
Future income tax recovery (a)	(182,500)	-	-
Deferred tax benefit (a)	40,000	-	-

Net loss under U.S. GAAP	$(1, 808,564)	$(1,454,655)	$ (901,405)
Weighted average number of shares outstanding under Canadian GAAP	18,656,974	17,231,840	13,383,727
Escrow shares	-	29,865	209,865
Weighted average number of shares outstanding under U.S. GAAP	18,656,974	17,201,975	13,173,862
Basic and diluted loss per share under U.S. GAAP	($0.10)	$(0.08)	($0.07)

Consolidated Statements of Cash Flows (d)

	2006	2005	2004
Net loss under Canadian GAAP	$(1,823,606)	$(1,495,680)	$ (901,405)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	33,980	17,344	53,920
Foreign exchange losses	8,196	4,713	7,519
Reclamation obligations	-	35,363	-
Share-based compensation	206,689	292,149	411,208
Non-cash option proceeds	(13,500)	8,750	17,500
Non-cash mineral property acquisition costs	49,264	(63,500)	(74,000)
Gain (loss) on sale of marketable securities	(68,672)	(35,819)	(54,842)
Interest income	(182,500)	(69,715)	(24,078)
Increase in accounts receivable	134,087	(101,633)	14,607
Increase in prepaid expenses	(9,307)	8,078	(4,678)
Increase in project reclamation deposits	15,700	(24,200)	(7,100)
Increase in accounts payable / accrued expenses	(30,796)	68,822	(22,058)
Increase in exploration funding deposits	(97,806)	97,806	-
Total adjustments	45,335	238,158	317,998

Net cash used for operating activities	$ (1,778,271)	$ (1,257,522)	$ (583,407)

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

The following table shows the cash attributable to each operating segment for the fiscal years ending January 31:

	2006	2005	2004
Canada	$ 2,797,535	$ 2,618,968	$ 838,342
Alaska	25,818	105,115	79,572
Nevada	12,674	-	-
	$ 2,836,027	$ 2,724,083	$ 917,914

All other significant assets, including equipment, are held in Canada.

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

	Canada	Alaska	Nevada	Total
Net Loss for the year ended January 31, 2006	$ (1,317,545)	$ (305,843)	$ (200,218)	$(1,823,606)
included in Net Loss
Mineral property revenue	199,777	-	-	199,777
Interest income	67,699	837	136	68,672
Gain (loss) on marketable securities	(49,264)	-	-	(49,264)
Future income tax recovery	182,500	-	-	182,500
Amortization	(33,980)	-	-	(33,980)
Share-based compensation	(206,689)	-	-	(206,689)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

12.

SEGMENT INFORMATION

Net Loss for the year ended January 31, 2005	$ (1,477,656)	$ 13,667	$ (31,691)	$(1,495,680)
included in Net Loss
Mineral property revenue	319,208	95,130	-	414,338
Interest income	69,672	43	-	69,715
Gain (loss) on marketable securities	35,819	-	-	35,819
Future income tax recovery	-	-	-	-
Amortization	(17,344)	-	-	(17,344)
Share-based compensation	(292,149)	-	-	(292,149)

	Canada	Alaska	Nevada	Total
Net Loss for the year ended January 31, 2004	$ (875,048)	$ (26,357)	$ -	$(901,405)
included in Net Loss
Mineral property revenue	183,834	39,792	-	223,626
Interest income	23,971	107	-	24,078
Gain (loss) on marketable securities	54,842	-	-	54,842
Future income tax recovery	-	-	-	-
Amortization	(7,761)	-	-	(7,761)
Share-based compensation	(411,208)	-	-	(411,208)

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2006. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

	2006	2005	2004
Mineral property revenues	$ 199,777	$ 414,338	$ 223,626
Net Income (Loss)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.10)	(0.09)	(0.07)
Total assets	3,095,488	3,153,025	1,176,633
Long-Term Liabilities	35,363	35,363	NIL
Cash dividends declared	NIL	NIL	NIL

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
January 31, 2006	$ 124,943	$ (515,970)	$ (0.03)
October 31, 2005	18,353	(513,695)	(0.03)
July 31, 2005	15,891	(567,371)	(0.03)
April 30, 2005	40,590	(226,570)	(0.01)
January 31, 2005	89,691	(680,298)	(0.04)
October 31, 2004	184,254	(307,839)	(0.02)
July 31, 2004	54,516	(299,310)	(0.03)
April 30, 2004	85,877	(208,233)	(0.01)

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

Management Discussion and Analysis

RFM-2006

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

RIMFIRE MINERALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2006	$ (1,556,483)	$ (346,151)	$ 82,792	$ (1,819,842)
2005	(1,063,380)	(514,371)	21,268	(1,556,483)

[1]

The 2006 and 2005 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Company.