Form 20-F/A
period 2007-01-31
RIMFIRE MINERALS CORP
filed 2009-04-03
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

Amendment No. 1

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2007

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

☑Yes ☐ No

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

                   ☑Item l7  ☐Item l8

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                               ☐ Yes    ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                                                             ☐ Yes    ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2007 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 3 (Key Information), Item 4 (Information on the Corporation – Property, Plants and Equipment), Item 7 (Major Shareholders), Item 11 (Quantitative and Qualitative Disclosure about Market Risk), Item 15 (Disclosure Controls and Procedures), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2007, or reflect any events that have occurred after the Form 20-F was filed on May 11, 2007.

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

Glossary of Terms
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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. These forward looking statements are not guarantees of Rimfire’s future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

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

	TABLE OF CONTENTS

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Not amended	93
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not amended	93
ITEM 15	CONTROLS AND PROCEDURES	93
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT Not amended	92
ITEM 16B	CODE OF ETHICS Not amended	92
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES Not amended	92
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES Not amended	92
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS Not amended	92

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	92
ITEM 19	EXHIBITS	93

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)
Mineral Property Revenues	$ 233,276	$ 199,777	$ 414,338	$ 223,626	$ 158,224
Loss from Operations	(3,091,183)	(2,025,514)	(1,601,214)	(980,325)	(491,779)
Net Loss	(2,772,497)	(1,823,606)	(1,495,680)	(901,405)	(507,303)
Per Share	(0.13)	(0.10)	(0.09)	(0.07)	(0.04)

Current Assets	5,214,153	3,005,224	3,064,564	1,132,470	1,088,282
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	144,435	90,264	88,461	44,163	31,175
Total Assets	5,358,588	3,095,488	3,153,025	1,176,633	1,119,457
Current Liabilities	845,430	99,579	219,985	61,018	46,663
Long-Term Liabilities	68,782	35,363	35,363	NIL	NIL
Shareholders’ Equity	4,444,376	2,960,546	2,897,677	1,115,615	1,072,794

Shares Outstanding (number of shares)	21,751,539	19,999,539	17,855,220	13,615,621	12,334,621

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

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)	Year Ended 2003 ($) (restated)
Loss from Operations	(2,855,014)	(1,867,972)	(1,560,189)	(980,325)	(491,779)
Net Loss	(2,536,328)	(1,808,564)	(1,454,655)	(901,405)	(507,303)
Loss Per Share	(0.12)	(0.10)	(0.08)	(0.07)	(0.05)
Mineral Property Interests	434,736	198,567	41,025	-	-
Total Assets	5,793,324	3,294,055	3,194,050	1,176,633	1,119,457
Shareholders’ Equity	4,879,112	3,159,113	2,938,702	1,115,615	1,072,794

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

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 12 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

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

-132.95°
-132.9°
-132.85°
-132.8°
-132.75°
-132.7°
-132.65°
58.6°
58.55°
58.5°
509580
502778
502775
502749
509581
525349
525344
502746
502747
504172
504173
502748
502750
502741
502745
502743
504282
Kohima
NSR Area
525348
408480
408485
502817
CLIVE
ASPINAL
501261
363029
408479
502821

0 1500 3000

metres

CANGOLD LIMITED
RIMFIRE MINERALS CORPORATION

THORN PROPERTY

CLAIM
MAP

Date: MAY 2006	Scale: 1:100,000	Figure
U.T.M. Zone UTM8 - NAD83	Mining District ATLIN	2
N.T.S. 104K/10	State/Province BC

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

•

I Zone: The I Zone comprises numerous parallel 10-70 centimeter quartz-pyrite-tetrahedrite veins in sericitized porphyry, across a true width of 5-10 metres.

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

565000 mE
570000 mE
575000 mE
580000 mE
585000 mE
590000 mE
6415000 mN
6410000 mN
6405000 mN
6400000 mN
6395000 mN
GIC Area
T-Bill Area
MOUNTAIN CLAIMS
514158
514159
514160
522394
514157
522392
514163
502774
542712
542713
542714
522395
522391
502770
514156
542677
542678
542679
542680
542681
542682
542683
542684
542685
542686
502773
514154
514162
502764
542695
542694
542693
542692
542690
542689
542688
542687
514153
514151
542696
542697
542698
542699
542700
542701
542702
542703
542704
542705
514152
502768
542710
542709
542708
542707
542706
502766
5 km
RIMFIRE MINERALS CORPORATION
ARCUS DEVELOPMENT GROUP INC.
Williams Property
Claim
Map
DEC 2007
1:125,000
UTM9 - NAD83
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

The GIC prospect is centered less than two kilometres north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The GIC prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 metre, open-ended, gold-copper soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 metres to the southeast was formed from pyritic hornfels.

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

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Bou - Swede	Bou 21-22	594583-594584	Fairbanks M., Township 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks M., Township 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks M., Township 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks M., Township 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks M., Township 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks M., Township 7S, Range 18E

Project	Claim	Mineral Tenure (ADL)	Location
Bou - Swede	Bou 1-7	651861-651867	Fairbanks M., Township 7S, Range 18E
	SWD 1-38	651938-651975	Fairbanks M., Township 6S, Range 14E/15E
	SWD 39-182	651976-652119	Fairbanks M., Township 7S, Range 14E/15E
	SWD 183-246	652120-652183	Fairbanks M., Township 8S, Range 15E
Cal-Surf	BEV 1-64	606861-606923	Fairbanks M., Township 6S, Range 15E/16E
	BND 1-95	606924-607017	Fairbanks M., Township 6S, Range 16E/17E
	BNDN 1-70	651868-651937	Fairbanks M., Township 5S, Range 16E/17E
	CEN 17-80	594779 - 594842	Fairbanks M., Township 6S, Range 16E
	HAB 22-30	595093 – 595101	Fairbanks M., Township 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks M., Township 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks M., Township 6S, Range 17E
	LCC 14-20	595141 - 595147	Fairbanks M., Township 6S, Range 17E
	LCC 24-30	595151 - 595157	Fairbanks M., Township 6S, Range 17E
	LCC 4-10	595131 - 595137	Fairbanks M., Township 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks M., Township 6S, Range 17E
	PAR 1-11	595382 – 595392	Fairbanks M., Township 6S, Range 15E/16E
	PAR 14-24	595395 – 595405	Fairbanks M., Township 6S, Range 15E/16E
	PAR 27-37	595408 – 595418	Fairbanks M., Township 6S, Range 15E/16E
	PAR 40-50	595421 – 595431	Fairbanks M., Township 6S, Range 15E/16E
	PAR 53-121	595434 - 595502	Fairbanks M., Township 6S, Range 15E/16E
	PC-1-25	644761-644785	Fairbanks M., Township 6S, Range 16E
	Scot 1-27	605472 - 605498	Fairbanks M., Township 5S, Range 15E/16E
	SHARP 29-33	595531 – 595535	Fairbanks M., Township 6S, Range 17E
	SHARP 43-47	595545 – 595549	Fairbanks M., Township 6S, Range 17E
	SHARP 57-61	595559 – 595563	Fairbanks M., Township 6S, Range 17E
	SHARP 71-75	595573 - 595577	Fairbanks M., Township 6S, Range 17E
	SHARP 85-89	595587 - 595591	Fairbanks M., Township 6S, Range 17E
	SHARP 99-103	595601 – 595605	Fairbanks M., Township 5S, Range 17E
	SS-1-42	644786 - 644827	Fairbanks M., Township 5S/6S, Range 17E
	STER 35-40	595663 - 595668	Fairbanks M., Township 6S, Range 17E
	STER 45-50	595673 - 595678	Fairbanks M., Township 6S, Range 17E
	STER 55-60	595683 - 595688	Fairbanks M., Township 6S, Range 17E
	STER 65-70	595693 - 595698	Fairbanks M., Township 6S, Range 17E
	STER 75-80	595703 - 595708	Fairbanks M., Township 6S, Range 17E
	STER 85-90	595713 - 595718	Fairbanks M., Township 5S, Range 17E

Project	Claim	Mineral Tenure (ADL)	Location
Eagle-Hawk	Eagle 1-106	579385-579490	Fairbanks M., Township 7S, Range 11E/12E
	EX 1-20	605507-605526	Fairbanks M., Township 7S, Range 11E/12E
	EX21-33	641468-641480	Fairbanks M., Township 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks M., Township 7S, Range 11E/12E
Eagle-Hawk	EGLE 1-362	652208-652569	Fairbanks M., Township 7S, Range 11E/12E
ER-Ogo-Fire	ER 3-12	579158-579167	Fairbanks M., Township 5S, Range 13E
	ER 15-24	579170-579179	Fairbanks M., Township 5S, Range 13E
	ER 27-36	579182-579191	Fairbanks M., Township 5S, Range 13E
	ER 39-48	579194-579203	Fairbanks M., Township 5S, Range 13E
	ER 51-60	579206-579215	Fairbanks M., Township 5S, Range 13E
	ER 63-72	579218-579227	Fairbanks M., Township 5S, Range 13E
	ER 75-84	579230-579239	Fairbanks M., Township 5S, Range 13E
	ER 87-96	579242-579251	Fairbanks M., Township 5S, Range 13E
	ER 99-108	579254-579263	Fairbanks M., Township 5S, Range 13E
	ER 111-120	579266-579275	Fairbanks M., Township 5S, Range 13E
	Fire 4-12	579034-579042	Fairbanks M., Township 5S, Range 13E
	Fire 16-56	579046-579086	Fairbanks M., Township 5S, Range 13E
	JAZZ 1-13	605459-605471	Fairbanks M., Township 5S, Range 13E
	Ogo 35-39	595262-595266	Fairbanks M., Township 5S, Range 14E
	Ogo 42-76	595269-595303	Fairbanks M., Township 5S, Range 14E/13E
	Ogo 143-154	595370-595381	Fairbanks M., Township 5S, Range 13E
	ZAPPA 1-4	605091 - 605094	Fairbanks M., Township 5S, Range 13E

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

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON	Common Shares: 17,839,629	82.02%
Depository Trust Company New York, NY	Common Shares: 3,119,408	14.34%
Henry J. Awmack, P.Eng. Vancouver, B.C. Chairman of the Board for the Corporation	Common Shares: 1,352,001 Options: 95,000	6.22%

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2007

Schedule II – Valuation Allowance

ITEM 9   THE OFFERING AND LISTING

Not Amended

ITEM 10   ADDITIONAL INFORMATION

Not Amended

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor has it issued any market risk sensitive counterparty instruments. Furthermore, the Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation’s financial instruments can be categorized into three main groups:

a)

term deposits, Canadian cash and banker’s acceptances which are subject to interest rate risk,

b)

foreign currency cash accounts which are subject to foreign exchange risk, and

c)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits, cash and short-term investments (category a) represents approximately $3,875,001 of the Corporation’s total assets of $5,358,588 (or 72% of the total assets). However, all the term deposits and cash (49% of total assets) have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest.

Short-term investments (23% of total assets) have fixed maturity dates ranging from 4 months to one year. If the Corporation does not hold these investments to maturity, there would be a loss of interest as they are sold in the secondary marketplace. Upon maturity, these investments are either converted to cash or re-invested in similar secured instruments.

During the fiscal year ended January 31, 2007, interest rates on the Corporation’s deposits ranged from 2.6% to 4.15%, depending on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 3.31% to 4.61% with an average rate of 4.09%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2007		2006
-0.50%	$(20,873)	(3.8%)	$(14,180)	(6.2%)
-0.25%	(10,437)	(1.9%)	(7,090)	(3.1%)
-0.10%	(4,175)	(0.8%)	(2,836)	(1.2%)

+0.50%	20,873	3.8%	14,180	6.2%
+1.00%	41,747	7.5%	28,360	12.5%
+1.50%	62,620	11.3%	42,540	18.7%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended January 31, 2007. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended January 31, 2007. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are used for Corporation expenses.

The difference between the forecast figures for the fiscal year ended January 31, 2007 compared to the same figures for the fiscal year ended January 31, 2006 relates to other sources of revenue which are not subject to interest rate risk. During the fiscal year ended January 31, 2007, sales of marketable securities resulted in a gain whereas in the previous fiscal year the sales resulted in a loss. This difference of $232,146 offsets the interest rate variation from the slight increase in cash and short term investments subject to interest rate risk.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $299,652 of the Corporation’s total assets (6% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

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

	Effect on total assets
Increase/decrease in foreign exchange rates	2007		2006
-20%	$(51,037)	(1.0%)	$(6,730)	(0.2%)
-10%	(25,519)	(0.5%)	(3,365)	(0.1%)
-5%	(12,759)	(0.2%)	(1,682)	(0.1%)

+5%	12,759	0.2%	1,682	0.1%
+10%	25,519	0.5%	3,365	0.1%
+20%	51,037	(1.0%)	6,730	0.2%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2007. A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 20% below and 10% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

The difference between the forecast figures for the fiscal year ended January 31, 2007 compared to the same figures for the fiscal year ended January 31, 2006 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended January 31, 2007, the Corporation received mineral property revenues in US Dollars which were maintained in US dollar accounts to pay anticipated mineral exploration expenditures.

Equity price risk

Marketable securities (category c) represent approximately $643,168 of the Corporation’s total assets of $5,358,588 (or 12% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

Most of the marketable securities are junior mineral exploration companies whose shares are relatively volatile. Accordingly the reported value of the Corporation’s portfolio is subject to variation depending on market conditions. Each company has unique characteristics which determine the value of the shares. These characteristics include the knowledge and experience of management, commodity focus, exploration projects and results and the company’s specific financial situation. As a group, share prices will react to global economic changes and variation in commodity prices. Individual share prices are generally more volatile than the value of the portfolio as a whole.

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended January 31, 2007, the Venture Index rose 15% with the closing value 9% higher than the average Venture Index value. The minimum Venture Index value was 14% lower than the average Venture Index value, while the highest Venture Index value was 22% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio increased 370%. This increase in aggregate portfolio value was driven by a change of business operations for one company and extremely good results for another company. Neither of these two factors constitutes a recurring event which would continue to increase the value of the Corporation’s marketable securities portfolio beyond the average of the Venture Index.

	Effect on total assets
Increase/decrease in Venture Index	2007		2006
-20%	$ (126,634)	(2.36%)	$(36,494)	(1.18%)
-10%	(63,317)	(1.18%)	(18,247)	(0.59%)

+10%	63,317	1.18%	18,247	0.59%
+20%	126,634	2.36%	36,494	1.18%
+30%	189,950	3.54%	54,740	1.77%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 30% above and 20% below the value as of January 31, 2007.

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relate to the increases in the Corporation’s portfolio of marketable securities. During the fiscal year ended January 31, 2008, the Corporation received marketable securities received as property option payments which increased the overall market value of the portfolio subject to equity price risk. Marketable securities sold during the year did not offset this increase. The second factor is the overall increase in Venture Index which was reflected in an increase in the fair market value of the Corporation’s portfolio of marketable securities.

Commodity price risk

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for metals. Metal prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Corporation. The Corporation’s mineral properties are in the exploration phase with no identified mineral resources or reserves. Accordingly the Corporation is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Corporation is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Corporation.

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

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of fiscal year ended January 31, 2007, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2007

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description
1.8	Articles of Incorporation effective August 5, 2004	(1)
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2007	(2)
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	(1)
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	(1)
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	(1)
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	(1)
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	(1)
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	(3)
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	(3)
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	(1)
11.1	Corporate Governance Policy adopted November 20, 2002	(4)
11.2	Code of Ethics – Board of Directors dated January 31, 2003	(4)
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	(4)
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	(4)
11.5	Incentive Stock Option Plan	(6)
31.1	Certification by Chief Executive Officer	(5)
31.2	Certification by Chief Financial Officer	(5)
32.1	Certification by Chief Executive Officer	(5)
32.2	Certification by Chief Financial Officer	(5)

(1)

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 25, 2005.

(2)

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 11, 2007.

(3)

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated May 26, 2006.

(4)

Incorporated herein by reference to the exhibits as filed in connection with the Registrant’s Form 20-F dated July 7, 2003.

(5)

Filed as exhibits in connection with this document.

(6)

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

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation (the “Company”) as at January 31, 2007 and 2006 and the consolidated statements of operations, of comprehensive loss, of shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2007 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles is summarized in Note 12 to the consolidated financial statements.

Our previous report dated March 31, 2007 has been withdrawn and the consolidated financial statements have been revised for a reclassification of investment income on the statements of operations and statements of cash flows, enhanced segmented disclosures, and disclosure of differences between generally accepted accounting principles in Canada and the United States relating to mineral property acquisition costs.  For further explanation of the revisions, see Note 2 in the Notes to the Consolidated Financial Statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 21, 2007, except as to Notes 2, 10 and 12 which are as of October 30, 2008

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 31, 2007, except as to Notes 2, 10 and 12 which are as of October 30, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2007, except as to Notes 2, 9 and 10 which are as of October 30, 2008

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

Mineral Property Operations	2007	2006	2005
Revenue
Option proceeds	$168,500	$163,500	$358,630
Project management fees	64,776	36,277	55,708
	233,276	199,777	414,338
Expenses
Acquisition costs	307,542	202,167	217,385
Exploration expenditures	1,538,295	1,116,172	1,105,733
Reclamation obligations	33,418	-	35,363
Joint venture reimbursements	(560,058)	(33,988)	(145,641)
Exploration tax credits	(32,702)	(18,736)	(122,227)
	1,286,495	1,265,615	1,090,613
Loss from mineral property operations	(1,053,219)	(1,065,838)	(676,275)
Other Operations
Revenue
Other	2,469	7,900	3,274

Expenses
Accounting and legal	61,877	40,934	27,389
Depreciation	53,920	33,980	17,344
Foreign exchange losses	7,519	8,196	4,713
Investor services	41,500	36,478	63,471
Management services	117,469	116,804	92,820
Marketing and promotion	109,752	77,234	84,316
Office	112,134	78,959	98,950
Rent	65,454	63,832	39,172
Salaries and support services	367,688	255,550	163,503
Share-based compensation	1,040,212	206,689	292,149
Travel and entertainment	62,908	48,920	44,386
	2,040,433	967,576	928,213
Loss from other operations	(2,037,964)	(959,676)	(924,939)

Loss before the undernoted	(3,091,183)	(2,025,514)	(1,601,214)
Gain (loss) on marketable securities	182,882	(49,264)	35,819
Interest income	135,804	68,672	69,715
Loss before Income Taxes	(2,772,497)	(2,006,106)	(1,495,680)
Future Income Tax Recovery (Note 7)	-	182,500	-

Net Loss	$(2,772,497)	$(1,823,606)	$(1,495,680)
Basic and Diluted Loss Per Share	$(0.13)	$(0.10)	$(0.09)
Weighted average number of shares outstanding	21,414,928	18,656,974	17,231,840

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2007	2006
ASSETS
Current
Cash and cash equivalents		$2,951,298	$2,836,027
Short-term investments		1,223,356	-
Marketable securities		643,168	88,370
Accounts receivable		360,607	64,635
Prepaid expenses		35,724	16,192
		5,214,153	3,005,224

Office, Computer, and Field Equipment, less accumulated
depreciation of $124,203 (2006- $70,282)		78,405	61,564
Project Reclamation Deposits (Note 3)		66,030	28,700
Mineral Property Interests (Note 4)		-	-
		$5,358,588	$3,095,488

LIABILITIES
Current
Accounts payable and accruals		$284,218	$62,733
Payable to related party (Note 6)		54,391	36,846
Exploration funding deposits		506,821	-
		845,430	99,579

Mineral Property Reclamation Obligation (Note 9)		68,782	35,363
		914,212	134,942
SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		12,120,742	9,358,013
Contributed Surplus (Note 5)		1,845,676	922,976
Deficit		(10,092,940)	(7,320,443)
Accumulated Other Comprehensive Income (Note 2)		570,898	-
		4,444,376	2,960,546

		$5,358,588	$3,095,488
APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

Cash Flows Used for Operating Activities	2007	2006	2005
Mineral property operations
Paid for acquisition costs	$ (322,640)	$ (175,818)	$ (208,635)
Paid for exploration costs	(1,522,174)	(1,178,878)	(1,087,862)
Exploration reimbursements received	560,058	33,988	145,641
Exploration tax credits/grants received	-	122,229	62,157
Exploration funding (paid) received	506,821	(97,806)	97,806
Project management fees received	63,278	36,293	58,061
Reclamation deposits (paid) received	(36,021)	15,700	(24,200)
Option proceeds received	145,000	150,000	295,130
Other operations
Paid for supplies and services	(963,859)	(688,520)	(597,035)
Received from related party	17,545	3,478	658
Other revenue received	1,795	1,063	757
	(1,550,197)	(1,778,271)	(1,257,522)
Cash Flows Used for Investing Activities
Interest revenue received	79,230	63,676	67,332
Proceeds from sale of marketable securities	222,481	15,736	66,958
Purchase of short-tem investments	(1,210,800)	-	-
Purchase of office and field equipment	(70,761)	(51,483)	(37,442)
	(979,850)	27,929	96,848
Cash Flows From Financing Activities
Common shares issued for cash	2,700,701	1,895,029	3,208,200
Share issue costs	(55,383)	(32,743)	(241,357)
	2,645,318	1,862,286	2,966,843

Increase in Cash and cash equivalents	115,271	111,944	1,806,169
Cash and cash equivalents, Beginning of Year	2,836,027	2,724,083	917,914

Cash and cash equivalents, End of Year	$ 2,951,298	$2,836,027	2,724,083
Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$ -	$ -	$ (8,750)
Shares issued for acquisition of
mineral property interests	-	-	8,750
Marketable securities received	(23,500)	(13,500)	(63,500)
Mineral property interest option proceeds	23,500	13,500	63,500
Share-based compensation expense	1,040,213	206,689	292,149
Shares issued for Mineral Deposits Research Unit	-	-	9,878
membership

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Comprehensive Income
Years Ended January 31
(Expressed in Canadian Dollars)

	2007	2006	2005

Net Loss	$(2,772,497)	$(1,823,606)	$(1,495,680)
Other comprehensive income
Changes in fair value of investments	659,682	-	-
Realized gains on sale of investments	(182,882)	-	-
Other comprehensive income	476,800	-	-

Total comprehensive loss	$(2,295,697)	$(1,823,606)	$(1,495,680)

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. Current unrealized gains or losses in value for available-for-sale financial assets are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statements of Operations. The transition provisions of these recommendations do not require restatement of previous financial statements. The fair value of marketable securities which are classified as available-for-sale was $182,468 at January 31, 2006.

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 12 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following table:

Consolidated Statements of Operations

Other Operations	2007	2006	2005
Revenue
As originally presented	138,273	76,572	72,989
Reclassification of interest received	(135,804)	(68,672)	(69,715)
Revised	2,469	7,900	3,274

Loss from other operations
As originally presented	(1,902,160)	(891,004)	(855,224)
Reclassification of interest received	(135,804)	(68,672)	(69,715)
Revised	(2,037,964)	(959,676)	(924,939)

Loss before the undernoted (revised)
Loss before the undernoted	(3,091,183)	(2,025,514)	(1,601,214)
Reclassified gain on marketable securities	182,882	(49,264)	35,819
Reclassified interest income	135,804	68,672	69,715

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Cash Flows

	2007	2006	2005
Cash Flows Used for Operating Activities
As originally presented	(1,470,967)	(1,714,595)	(1,190,190)
Reclassified interest received	(79,230)	(63,676)	(67,332)
Revised	(1,550,197)	(1,778,271)	(1,257,522)

Cash Flows Used for Investing Activities
As originally presented	(1,059,080)	(35,747)	29,516
Reclassified interest received	79,230	63,676	67,332
Revised	(979,850)	27,929	96,848

3.

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

4.

MINERAL PROPERTY INERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2007	2006	2005
Acquisition Costs	$ 307,542	$ 202,167	$217,385
Exploration Costs
Aircraft and helicopter	129,550	171,480	261,871
Camp	64,862	72,522	58,846
Chemical analysis	130,992	38,751	52,832
Drafting	5,579	11,937	13,148
Drilling and trenching	73,920	49,763	87,046
Equipment rental	30,728	15,741	16,228
Freight	10,493	11,350	12,341
Geological and engineering	526,522	319,943	354,662
Geophysical surveying	132,176	68,922	-
Maps and reproductions	22,800	13,421	17,341
Materials	33,412	24,346	30,249
Project management	64,486	73,452	97,443
Reclamation expense	645	-	-
Recording and filing	255,627	216,415	67,720
Travel	56,503	28,129	36,006
	1,538,295	1,116,172	1,105,733
Exploration tax credits and grants	(32,702)	(18,736)	(122,227)
Joint venture reimbursements	(560,058)	(33,988)	(145,641)
Reclamation obligations	33,418	-	35,363
	1,286,495	1,063,448	873,228

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS (continued)

	2007	2006	2005
Option Proceeds	(168,500)	(163,500)	(358,630)
Net Expenditures For the Year	1,117,995	1,102,115	731,983
Cumulative Net Expenditures, Beginning of Year	3,669,143	2,567,028	1,835,045

Cumulative Net Expenditures, End of Year	4,787,138	3,669,143	2,567,028
Property Write-downs and Abandonments	(662,099)	(571,931)	(302,917)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 4,125,039	$3,097,011	$2,264,111

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

4.

MINERAL PROPERTY INTERESTS (continued)

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

•

$100,000 on or before December 31, 2009

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS (continued)

Williams Property, British Columbia (continued)

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

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

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004-received)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS (continued)

Tide Property, British Columbia (continued)

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

4.

MINERAL PROPERTY INTERESTS (continued)

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

4.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS (continued)

Goodpaster Properties, Alaska (continued)

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

4.

MINERAL PROPERTY INTERESTS (continued)

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

5.

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

6.

RELATED PARTY TRANSACTIONS (continued)

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7.

INCOME TAXES (continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2007	2006	2005
Loss before income taxes	$ (2,772,497)	$ (2,006,106)	$ (1,495,680)

Statutory tax rate	34.12%	35.6%	37.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 945,976	$ 714,174	$ 562,376

Add (deduct):
Non-deductible expenses
Share-based compensation	(354,920)	(73,581)	(109,848)
Other	(149,182)	40,918	95,014
Tax effect of current period losses not recognized	(441,874)	(681,511)	(547,542)
Future income tax asset not previously recognized	-	182,500	-
Future income tax recovery	$ -	$ 182,500	$ -

At January 31, 2007, the Company has unrecognized non-capital losses for income tax purposes of approximately $4,134,000 that may be used to offset future taxable income. If unused, these losses will expire as follows:

2008	$ 298,000
2009	322,000
2010	350,000
2011	413,000
2015	553,000
2016	884,000
2017	1,314,000
$ 4,134,000

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

The following table shows the cash attributable to each geographic area for the fiscal years ending January 31:

	2007	2006	2005
Canada	$ 2,927,535	$ 2,797,535	$ 2,618,968
Alaska	7,034	25,818	105,115
Australia	4,355	-	-
Nevada	12,374	12,674	-
	$ 2,951,298	$ 2,836,027	$ 2,724,083

All other assets are held solely in Canada.

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

:

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2007	$(2,155,512)	$ (98,804)	$(248,238)	$(269,943)	$(2,772,497)
included in Net Loss
Mineral property revenue	232,920	356	-	-	233,276
Interest income	135,659	130	-	15	135,804
Gain (loss) on marketable securities	182,882	-	-	-	182,882
Future income tax recovery	-	-	-	-	-
Amortization	(53,920)	-	-	-	(53,920)
Share-based compensation	(1,040,212)	-	-	-	(1,040,212)

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2006	$ (1,317,545)	$ (305,843)	$ -	$ (200,218)	$(1,823,606)
included in Net Loss
Mineral property revenue	199,777	-	-	-	199,777
Interest income	67,699	837	-	136	68,672
Gain (loss) on marketable securities	(49,264)	-	-	-	(49,264)
Future income tax recovery	182,500	-	-	-	182,500
Amortization	(33,980)	-	-	-	(33,980)
Share-based compensation	(206,689)	-	-	-	(206,689)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

10.

SEGMENT INFORMATION (continued)

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2005	$ (1,477,656)	$ 13,667	$ -	$ (31,691)	$(1,495,680)
included in Net Loss
Mineral property revenue	319,208	95,130	-	-	414,338
Interest income	69,672	43	-	-	69,715
Gain (loss) on marketable securities	35,819	-	-	-	35,819
Amortization	(17,344)	-	-	-	(17,344)
Share-based compensation	(292,149)	-	-	-	(292,149)

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Mineral Property Expenditures.

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

Note 12 (b) and (f) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP.

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

(f)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2007
	Canadian GAAP	Adjustment (b)	U.S. GAAP
Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	434,736	434,736
Share capital	12,120,742	-	12,120,742
Deficit	(10,092,940)	434,736	(9,658,204)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(f)

Reconciliation (continued)

Consolidated Balance Sheets

	2006
	Canadian GAAP	Adjustment (a,b)	U.S. GAAP
Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	198,567	198,567
Share capital	9,358,013	142,500	9,500,513
Deficit	(7,320,443)	56,067	(7,264,376)

Consolidated Statements of Operations

Previously reported	2007	2006	2005

Net loss under Canadian GAAP	$(2,772,497)	$(1,823,606)	$(1,495,680)
Reversal of acquisition costs (b)	236,169	157,542	41,025
Impairment provision (b)	(236,169)	(157,542)	(41,025)
Future income tax recovery (a)	-	-	-
Deferred tax benefit (a)	-	-	-

Net loss under U.S. GAAP	$(2,772,497)	$(1,823,606)	$(1,495,680)
Weighted average number of shares outstanding under Canadian GAAP	21,414,928	18,656,974	17,231,840
Escrow shares	-	-	29,865
Weighted average number of shares outstanding under U.S. GAAP	21,414,928	18,656,974	17,201,975

Basic and diluted loss per share under U.S. GAAP (c)	$(0.13)	$(0.10)	($0.09)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(f)

Reconciliation (continued)

Consolidated Statements of Operations

Restated	2007	2006	2005

Net loss under Canadian GAAP	$(2,772,497)	$(1,823,606)	$(1,495,680)
Net mineral property interest acquisition costs (b)	236,169	157,542	41,025
Future income tax recovery (a)	-	(182,500)	-
Deferred tax benefit (a)	-	40,000	-

Net loss under U.S. GAAP	$(2,536,328)	$(1,808,564)	$(1,454,655)
Weighted average number of shares outstanding under Canadian GAAP	21,414,928	18,656,974	17,231,840
Escrow shares	-	-	29,865
Weighted average number of shares outstanding under U.S. GAAP	21,414,928	18,656,974	17,201,975

Basic and diluted loss per share under U.S. GAAP (c)	$(0.12)	$(0.10)	($0.08)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(f)

Reconciliation (continued)

Consolidated Statements of Cash Flows (d)

	2007	2006	2005

Net loss	$ (2,772,497)	$ (1,823,606)	$(1,495,680)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	53,920	33,980	17,344
Foreign exchange losses	7,519	8,196	4,713
Reclamation obligations	33,418	-	35,363
Share-based compensation	1,040,212	206,689	292,149
Non-cash option proceeds	(23,500)	(13,500)	(63,500)
Gain (loss) on sale of marketable securities	(182,882)	49,264	(35,819)
Interest income	(135,804)	(68,672)	(69,715)
Future Income Tax Recovery	-	(182,500)	-
Increase in accounts receivable	(239,398)	134,087	(99,250)
Increase in prepaid expenses	(19,532)	(9,307)	8,078
Increase in reclamation deposits	(37,330)	15,700	(24,200)
Increase in accrued expenses	218,856	(30,796)	75,189
Increase in exploration funding deposits	506,821	(97,806)	97,806
Total adjustments	1,222,300	45,335	238,158

Net cash used for operating activities	(1,550,197)	(1,778,271)	(1,257,522)

Consolidated Statements of Comprehensive Loss

	2007	2006	2005

Comprehensive loss under Canadian GAAP	$(2,295,697)	$(1,823,606)	$(1,495,680)
Net adjustments to operations	236,169	15,042	41,025
Changes in fair value of investments (e)	-	94,098	116,535
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(2,059,528)	$(1,714,466)	$(1,338,120)

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

2006 Exploration Overview

British Columbia

The Company’s partner, Northgate Minerals Ltd., completed a 1350 metre drilling program in August at the RDN, testing the Eskay Creek time-equivalent mudstone-rhyolite contact at the Arctic Grid. Groundwork was also undertaken at the Grizzly Showing, a copper-gold porphyry target. This program was followed by a five-hole, 864 metre drilling program at the Williams Property. Drilling, funded by Arcus Development Group Inc., tested the GIC porphyry gold-

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

copper target. Subsequent to the completion of the program, new claims were added, increasing the property size by 250%. Mapping and prospecting, targeting the Crest Anomaly (36 Zone), on the Tide Property was completed by Serengeti Resources Inc. prior to assigning their option to American Creek Resources Ltd. in October.

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

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended January 31, 2007

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2007:

	2007 ($)	2006 ($)	2005 ($)
Mineral Property Revenues	233,276	199,777	414,338
Net Income (Loss)	(2,772,497)	(1,823,606)	(1,495,680)
Per Share	(0.13)	(0.10)	(0.09)
Total assets	5,358,588	3,095,488	3,153,025
Long-Term Liabilities	68,782	35,363	35,363
Cash dividends declared	NIL	NIL	NIL

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

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
January 31, 2007	$ 95,810	$ (607,770)	$ (0.03)
October 31, 2006	75,086	(607,082)	(0.03)
July 31, 2006	1,858	(1,220,675)	(0.05)
April 30, 2006	60,522	(336,970)	(0.02)
January 31, 2006	124,943	(515,970)	(0.03)
October 31, 2005	18,353	(513,695)	(0.03)
July 31, 2005	15,891	(567,371)	(0.03)
April 30, 2005	40,590	(226,570)	(0.01)

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

RIMFIRE MINERALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets
Year Ended
2007	$(1,819,842)	$(683,675)	$75,656	$97,395	$(2,330,466)
2006	(1,556,483)	(346,151)	82,792	-	(1,819,842)

[1]

The 2006 and 2007 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Company.

[3]

Other changes reflect the tax effect of fair value of marketable securities included in accumulated other comprehensive income.