Form 20-F/A
period 2008-01-31
RIMFIRE MINERALS CORP
filed 2009-04-03
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

Amendment No. 1

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2008

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

☐Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 3 (Key Information), Item 11 (Quantitative and Qualitative Disclosure about Market Risk), Item 15 (Disclosure Controls and Procedures), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008, or reflect any events that have occurred after the Form 20-F was filed on May 21, 2008.

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

	TABLE OF CONTENTS

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Not amended	20
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not amended	20
ITEM 15	CONTROLS AND PROCEDURES	20
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT Not amended	22
ITEM 16B	CODE OF ETHICS Not amended	22
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES Not amended	22
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES Not amended	22
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS Not amended	22

	PART III

ITEM 17 ITEM 18	FINANCIAL STATEMENTS FINANCIAL STATEMENTS	22 22
ITEM 19	EXHIBITS Not amended	23

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004
Mineral Property Revenue	$341,203	$233,276	$199,777	$414,338	$223,626
Loss from Operations	(4,329,386)	(3,091,183)	(2,025,514)	(1,601,214)	(980,325)
Net Loss	(3,241,987)	(2,772,497)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.13)	(0.13)	(0.10)	(0.09)	(0.07)

Current Assets	9,082,086	5,214,153	3,005,224	3,064,564	1,132,470
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	202,290	144,435	90,264	88,461	44,163
Total Assets	9,284,376	5,358,588	3,095,488	3,153,025	1,176,633
Current Liabilities	218,075	845,430	99,579	219,985	61,018
Long-Term Liabilities	53,308	68,782	35,363	35,363	NIL
Shareholders’ Equity	9,012,993	4,444,376	2,960,546	2,897,677	1,115,615

Shares Outstanding (number of shares)	25,607,251	21,751,539	19,999,539	17,855,220	13,615,621

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

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2008 ($)	Year Ended 2007 ($)	Year Ended 2006 ($)	Year Ended 2005 ($)	Year Ended 2004 ($)
Loss from Operations	(4,270,235)	(2,855,014)	(1,867,972)	(1,560,189)	(980,325)
Net Loss	(3,505,336)	(2,536,328)	(1,808,564)	(1,454,655)	(901,405)
Loss Per Share	(0.14)	(0.12)	(0.10)	(0.08)	(0.07)
Mineral Property Interests	493,887	434,736	198,567	41,025	-
Total Assets	9,778,263	5,793,324	3,294,055	3,194,050	1,176,633
Shareholders’ Equity	9,506,880	4,879,112	3,159,113	2,938,702	1,115,615

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

Interest rate risk

Term deposits, Canadian cash and short-term investments (category a) represents approximately $8,218,250 of the Corporation’s total assets of $9,284,376 (or 81% of the total assets). However, all the term deposits and cash (77% of total assets) have fixed interest rates for the near-term (average 148 days to maturity). Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

Short-term investments (4% of total assets) have fixed maturity dates of less than 4 months. If the Corporation does not hold these investments to maturity, there would be a loss of interest as they are sold in the secondary marketplace. Upon maturity, these investments are either converted to cash or re-invested in similar secured instruments.

During the fiscal year ended January 31, 2008, interest rates on the Corporation’s deposits ranged from 2.75% to 4.25%, depending on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 3.20% to 4.81% with an average rate of 4.23%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2008		2007
-1.50%	$(118,905)	(12.4%)	$(62,620)	(11.3%)
-1.00%	(79,270)	(8.3%)	(41,747)	(7.5%)
-0.50%	(39,365)	(4.1%)	(20,873)	(3.8%)

+0.50%	39,365	4.1%	20,873	3.8%
+1.00%	79,270	8.3%	41,747	7.5%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended January 31, 2008. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended January 31, 2008. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relates to the increased cash balances which are subject to interest rate risk. During the fiscal year ended January 31, 2008, the Corporation completed a significant private placement which increased the cash balances and therefore interest receipts.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $732,777 of the Corporation’s total assets (7.9% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended January 31, 2008, U.S. Dollar exchange rates varied by up to 10% below the average exchange rate and up to 11% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 4% below the average exchange rate to a high of 4% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2008 was 5% below the average exchange rate for the year while the Australian dollar exchange rate for January 31, 2008 was the same as the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 2%.

	Effect on total assets
Increase/decrease in foreign exchange rates	2008		2007
-15%	$(111,027)	(1.2%)	$(38,278)	(0.7%)
-10%	(74,018)	(0.8%)	(25,519)	(0.5%)
-5%	(37,009)	(0.4%)	(12,759)	(0.2%)

+5%	37,009	0.4%	12,759	0.2%
+15%	111,027	1.2%	38,278	0.7%
+25%	185,406	2.0%	63,796	1.2%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2008. A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 25% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended January 31, 2008, the Corporation undertook increased mineral property exploration in Australia which required additional funds to be maintained in Australian dollar accounts. This is slightly offset by the conversion of some US dollar accounts to Canadian dollar accounts due to reduction of exploration expenditures in Alaska and Nevada.

Equity price risk

Marketable securities (category c) represent approximately $522,668 of the Corporation’s total assets of $9,284,376 (or 5.6% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended January 31, 2008, the Venture Index dropped 14% with the closing value 15% lower than the average Venture Index value. The minimum Venture Index value was 20% lower than the average Venture Index value, while the highest Venture Index value was 12% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio decreased 30%. Part of this decrease was the result of selling the highest performing securities during the year. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 30% would be expected to make a difference of less than 4% in the value of the Corporation’s total assets.

	Effect on total assets
Increase/decrease in Venture Index	2008		2007
-30%	$(146,900)	(1.58%)	$(189,950)	(3.54%)
-20%	(97,934)	(1.05%)	(126,634)	(2.36%)
-10%	(48,967)	(0.53%)	(63,317)	(1.18%)

+10%	48,967	0.53%	63,317	1.18%
+20%	97,934	1.05%	126,634	2.36%
+30%	$146,900	1.58%	189,950	3.54%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 30% above or below the value as of January 31, 2008.

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relate to the reduction in the Corporation’s portfolio of marketable securities. During the fiscal year ended January 31, 2008, the Corporation sold some marketable securities which reduced the overall market value of the portfolio which is subject to equity price risk. Marketable securities received as property option payments did not fully offset the value of the marketable securities which were sold.

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

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) in Canada. The rapid and continuing change in standards for financial reporting may result in deficiencies in disclosure, particularly with respect to the differences between U.S. GAAP and Canadian GAAP.

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

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the fiscal year ended January 31, 2008. Based on the changes made to the notes to the financial statements since this evaluation was conducted, management has concluded that the Corporation’s internal control over financial reporting was not effective as of the fiscal year ended January 31, 2008. A specific weakness was identified in the classification and completeness of financial information prepared under Canadian GAAP and US GAAP. This deficiency is not a material weakness in the system of internal control over financial reporting as it is unlikely to result in substantial changes to reported financial information. The deficiency will be remedied by providing sufficient resources to the Corporation’s financial staff to ensure that financial information conforms in all material respects with Canadian GAAP and that appropriate reconciliations are provided to show differences between Canadian GAAP and US GAAP.

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2008

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Page
1.8	Articles of Incorporation effective August 5, 2004	(3)
4.30	Management Contract between Equity Engineering Ltd. and Rimfire Minerals Corporation effective January 1, 2008	(5)
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	(3)
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	(3)
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	(3)
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	(3)
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	(3)
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	(4)
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	(4)
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	(3)
11.1	Corporate Governance Policy adopted November 20, 2002	(1)
11.2	Code of Ethics – Board of Directors dated January 31, 2003	(1)
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	(1)
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	(1)
11.5	Incentive Stock Option Plan	(2)
31.1	Certification by Chief Executive Officer	(6)
31.2	Certification by Chief Financial Officer	(6)
32.1	Certification by Chief Executive Officer	(6)
32.2	Certification by Chief Financial Officer	(6)

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

(5)

Incorporated herein by reference to the exhibits as filed on May 20, 2008 in connection with the Corporation’s Form 20-F for the fiscal year ended January 31, 2008.

(6)

Filed as exhibits in connection with this document.

.

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

Our previous report dated April 28, 2008 has been withdrawn and the consolidated financial statements have been revised for a reclassification of investment income on the statements of operations and statements of cash flows, enhanced segmented disclosures, and disclosure of differences between generally accepted accounting principles in Canada and the United States relating to mineral property acquisition costs.  For further explanation of the revisions, see Note 2 in the Notes to the Consolidated Financial Statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 28, 2008, except as to Notes 2, 9 and 10 which are as of October 30, 2008

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated April 28, 2008, except as to Notes 2, 9 and 10 which are as of October 30, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 28, 2008, except as to Notes 2, 9 and 10 which are as of October 30, 2008

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Mineral Property Operations
Revenue
Option proceeds	$148,143	$168,500	$163,500
Project management fees	193,060	64,776	36,277
	341,203	233,276	199,777
Expenses
Acquisition costs	165,477	307,542	202,167
Exploration expenditures	2,495,617	1,538,295	1,116,172
Reclamation obligations	(11,371)	33,418	-
Exploration expenditure reimbursements	(38,963)	(560,058)	(33,988)
Exploration tax credits	(4,872)	(32,702)	(18,736)
	2,605,888	1,286,495	1,265,615
Loss from mineral property operations	(2,264,685)	(1,053,219)	(1,065,838)
Other Operations
Revenue
Other	977	2,469	7,900

Expenses
Accounting and legal	60,465	61,877	40,934
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Investor services	85,392	41,500	36,478
Management services	144,638	117,469	116,804
Marketing and promotion	124,232	109,752	77,234
Office	158,822	112,134	78,959
Rent	71,323	65,454	63,832
Salaries and support services	477,634	367,688	255,550
Share-based compensation	768,694	1,040,212	206,689
Travel and entertainment	79,004	62,908	48,920
	2,065,678	2,040,433	967,576
Loss from other operations	(2,064,701)	(2,037,964)	(959,676)

Loss before investment transactions	(4,329,386)	(3,091,183)	(2,025,514)
Gain (loss) on marketable securities	344,041	182,882	(49,264)
Interest income	270,858	135,804	68,672
Loss before Income Taxes	(3,714,487)	(2,772,497)	(2,006,106)
Future Income Tax Recovery (Note 7)	472,500	-	182,500
Net Loss	$(3,241,987)	$(2,772,497)	$(1,823,606)
Basic and Diluted Loss Per Share	$ (0.13)	$ (0.13)	$ (0.10)
Weighted average number of shares outstanding	24,366,869	21,414,928	18,656,974

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

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$ (135,916)	$(322,640)	$ (175,818)
Paid for exploration costs	(2,346,438)	(1,522,174)	(1,178,878)
Exploration reimbursements received	32,855	560,058	33,988
Exploration tax credits and grants received	14,418	-	122,229
Exploration funding (paid) received	(506,821)	506,821	(97,806)
Project management fees received	194,840	63,278	36,293
Reclamation deposits (paid) received	(73,380)	(36,021)	15,700
Option proceeds received	61,644	145,000	150,000
Other operations
Paid for supplies and services	(1,219,489)	(963,859)	(688,520)
Received from related party	17,729	17,545	3,478
Other revenue received	881	1,795	1,063
	(3,959,677)	(1,550,197)	(1,778,271)
Cash Flows Used for Investing Activities
Interest revenue received	202,125	79,230	63,676
Proceeds from sale of marketable securities	359,541	222,481	15,736
Sale (purchase) of short-term investments	935,202	(1,210,800)	-
Purchase of office and field equipment	(32,917)	(70,761)	(51,483)
Cash restricted for flow-through expenditures	(291,274)	-	-
	1,172,677	(979,850)	27,929
Cash Flows From Financing Activities
Common shares issued for cash	7,603,950	2,700,701	1,895,029
Share issue costs	(163,831)	(55,383)	(32,743)
	7,440,119	2,645,318	1,862,286

Increase in Cash and Cash Equivalents	4,653,119	115,271	111,944
Cash and Cash Equivalents, Beginning of Year	2,951,298	2,836,027	2,724,083

Cash and Cash Equivalents, End of Year	$7,604,417	$2,951,298	$2,836,027
Supplemental Information on Non-Cash Transactions
Marketable securities received	(86,500)	(23,500)	(13,500)
Mineral property interest option proceeds	86,500	23,500	13,500
Share-based compensation expense	1,034,486	1,040,212	206,689

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006

Net Loss	$(3,241,987)	$(2,772,497)	$(1,823,606)
Other comprehensive (loss) income
Changes in fair value of investments	152,541	659,682	-
Realized gains on sale of investments	(344,041)	(182,882)	-
Taxes arising on changes in fair value of investments (Note 7)	-	-	-
Other comprehensive (loss) income	(191,500)	476,800	-

Comprehensive Loss	$(3,433,487)	$(2,295,697)	$(1,823,606)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2008	2007	2006
Common Shares (Note 5)
Balance, beginning of year	$ 12,120,742	$ 9,358,013	$ 7,467,987
Issued for:
Cash - private placement	5,000,000	2,550,000	-
Cash - private placement (flow-through shares)	1,500,000	-	500,000
Cash – exercise of warrants	939,500	8,500	1,245,029
Cash – exercise of options	164,450	142,200	150,000
Fair value assigned to warrants issued on private placement	(1,429,905)	-	-
Transfer from contributed surplus on the exercise of share purchase options	143,660	117,512	210,240
Share issue costs	(734,194)	(55,483)	(215,243)
Balance, end of year	17,704,253	12,120,742	9,358,013

Contributed Surplus
Balance, beginning of year	1,845,676	922,976	926,527
Share-based compensation	1,034,486	1,040,212	206,689
Fair value assigned to warrants issued on private placement	1,429,905	-	-
Agents’ warrants issued as a commission on private placement	97,862	-	-
Transfer to common shares on exercise of share purchase options	(143,660)	(117,512)	(210,240)
Balance, end of year	4,264,269	1,845,676	922,976

Deficit
Balance, beginning of year	(10,092,940)	(7,320,443)	(5,496,837)
Net loss for the year	(3,241,987)	(2,772,497)	(1,823,606)
Balance, end of year	(13,334,927)	(10,092,940)	(7,320,443)

Accumulated Other Comprehensive Income
Balance, beginning of year (Note 2)	570,898	94,098	-
Other comprehensive income	(191,500)	476,800	-
Balance, end of year	379,398	570,898	-

Shareholders’ Equity	$ 9,012,993	$ 4,444,376	$ 2,960,546

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 10 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

Mineral Property Operations	2008	2007	2006
Revenue
As originally presented	685,244	416,158	150,513
Reclassification of gain on marketable securities	(344,041)	(182,882)	49,264
Revised	341,203	233,276	199,777

Loss from mineral property operations
As originally presented	(1,920,644)	(870,337)	(1,115,102)
Reclassification of gain on marketable securities	(344,041)	(182,882)	49,264
Revised	(2,264,685)	(1,053,219)	(1,065,838)

Other Operations	2008	2007	2006
Revenue
As originally presented	271,835	138,273	76,572
Reclassification of interest received	(270,858)	(135,804)	(68,672)
Revised	977	2,469	7,900

Loss from other operations
As originally presented	(1,793,843)	(1,902,160)	(891,004)
Reclassification of interest received	(270,858)	(135,804)	(68,672)
Revised	(2,064,701)	(2,037,964)	(959,676)

Loss before the undernoted (revised)
Loss before the undernoted	(4,329,386)	(3,091,183)	(2,025,514)
Reclassified gain on marketable securities	344,041	182,882	(49,264)
Reclassified interest income	270,858	135,804	68,672

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Cash Flows

	2008	2007	2006
Cash Flows Used for Operating Activities
As originally presented	(3,398,011)	(1,248,486)	(1,698,859)
Reclassified interest received	(202,125)	(79,230)	(63,676)
Reclassified proceeds from sale of marketable securities	(359,541)	(222,481)	(15,736)
Revised	(3,959,677)	(1,550,197)	(1,778,271)

Cash Flows Used for Investing Activities
As originally presented	611,011	(1,281,561)	(51,483)
Reclassified interest received	202,125	79,230	63,676
Reclassified proceeds from sale of marketable securities	359,541	222,481	15,736
Revised	1,172,677	(979,850)	27,929

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS (continued)

RDN Property, British Columbia (continued)

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

3.

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

3.

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

3.

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

3.

MINERAL PROPERTY INTERESTS (continued)

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

3.

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

The following table shows the cash attributable to each geographic area for the fiscal years ending January 31:

	2008	2007	2006
Canada	$ 7,515,281	$ 2,927,535	$ 2,797,535
Alaska	4,903	7,034	25,818
Australia	79,376	4,355	-
Nevada	4,857	12,374	12,674
	$ 7,604,417	$ 2,951,298	$ 2,836,027

All other significant assets, including equipment, are held in Canada.

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2008	$(2,850,950)	$ 43,186	$(128,506)	$(305,717)	$(3,241,987)
included in Net Loss
Mineral property revenue	216,583	124,620	-	-	341,203
Interest income	265,645	153	5,057	3	270,858
Gain (loss) on marketable securities	344,041	-	-	-	344,041
Future income tax recovery	472,500	-	-	-	472,500
Amortization	(48,241)				(48,241)
Share-based compensation	(768,694)				(768,694)

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

Exploration expenditures on the Company’s mineral properties by geographic area are shown in the Consolidated Statement of Mineral Property Expenditures.

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

Note 10(b) and (e) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP.

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

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2008
	Canadian GAAP	Adjustment (a,b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	493,887	493,887
Share capital	17,704,253	322,500	18,026,753
Deficit	(13,334,927)	171,387	(13,163,540)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation

Consolidated Balance Sheets

	2007
	Canadian GAAP	Adjustment (b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	434,736	434,736
Share capital	12,120,742	-	12,120,742
Deficit	(10,092,940)	434,736	(9,658,204)

Consolidated Statements of Operations

Previously reported	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Reversal of acquisition costs (b)	165,477	307,542	202,167
Impairment provision (b)	(165,477)	(307,542)	(202,167)
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,564,487)	$(2,772,497)	$(1,966,106)

Basic and diluted loss per share under U.S. GAAP	$(0.15)	$(0.13)	($0.11)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation

Consolidated Statements of Operations

Restated	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Net mineral property interest acquisition costs (b)	59,151	236,169	157,542
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,505,336)	$(2,536,328)	$(1, 808,564)

Basic and diluted loss per share under U.S. GAAP	$(0.14)	$(0.12)	($0.10)

Consolidated Statements of Comprehensive Loss

Previously reported	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(322,500)	-	-
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,755,987)	$(2,295,697)	$(1,729,508)

Restated	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(263,349)	236,169	15,042
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,696,836)	$(2,059,528)	$(1,714,466)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(e)

Reconciliation (continued)

Consolidated Statements of Cash Flows (c)

	2008	2007	2006

Net loss under Canadian GAAP	$ (3,241,987)	$ (2,772,497)	$ (1,823,606)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Reclamation obligations	(11,371)	33,418	-
Share-based compensation	1,034,486	1,040,212	206,689
Non-cash option proceeds	(86,500)	(23,500)	(13,500)
Gain (loss) on sale of marketable securities	(344,041)	(182,882)	49,264
Interest income	(270,858)	(135,804)	(68,672)
Future income tax recovery	(472,500)	-	(182,500)
Increase in accounts receivable	62,003	(239,398)	134,087
Increase in prepaid expenses	(6,840)	(19,532)	(9,307)
Increase in project reclamation deposits	(73,380)	(37,330)	15,700
Increase in accounts payable / accrued expenses	(137,342)	218,856	(30,796)
Increase in exploration funding deposits	(506,821)	506,821	(97,806)
Total adjustments	(717,690)	1,222,300	45,335

Net cash used for operating activities	$ (3,959,677)	$ (1,550,197)	$ (1,778,271)

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the year ended

January 31, 2008

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2008:

	2008	2007	2006
Mineral Property Revenues	$ 341,203	$ 233,276	$ 199,777
Net Income (Loss)	(3,241,987)	(2,772,497)	(1,823,606)
Per Share	(0.13)	(0.13)	(0.10)
Total assets	9,284,376	5,358,588	3,095,488
Long-Term Liabilities	53,308	68,782	35,363
Cash dividends declared	NIL	NIL	NIL

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Expenditures by the Company, excluding payments made by joint venture partners, on the major British Columbia and Yukon properties during the fiscal year ended January 31, 2008 were:

	Grizzly	Jake	Tide	Wernecke	Williams
Acquisition costs	$ 1,732	$ 28,231	$ 1,443	$ 6,173	$ 5,000

Exploration costs
Aircraft and helicopter	3,697	-	-	363,323	-
Camp	2,815	512	289	99,328	121
Chemical analysis	62	-	303	59,259	409
Drafting	75	-	-	14,143	-
Drilling & trenching	-	-	-	261,988	-
Equipment rentals	1,414	1,373	523	49,134	-
Freight	10	-	-	12,547	60
Geological & engineering	47,227	31,548	20,248	310,177	12,512
Geophysical surveying	-	-	-	8,368	-
Maps and reproductions	412	842	25	2,327	218
Materials	92	64	-	17,172	-
Project management	155	172	2	96,358	37
Reclamation	-	490	-	-	-
Recording and filing	1,381	-	-	3,745	-
Travel	4,519	1,338	220	20,992	65
	61,859	36,339	21,610	1,318,861	13,422

Management Discussion and Analysis

	Grizzly	Jake	Tide	Wernecke	Williams
Exploration tax credits	(338)	(291)	(149)	-	(113)
Joint venture payments	-	-	-	-	-
Reclamation obligations	-	394	(1,795)	-	(525)
	61,521	36,442	19,666	1,318,861	12,784
Total Acquisition and Exploration Costs	63,253	64,673	21,109	1,325,034	17,784
Option proceeds	-	(53,143)	-	-	(35,000)
Net Expenditures	63,253	11,530	21,109	1,325,034	(17,216)
Cumulative Net Expenditures
Beginning of Year	-	229,330	(143,115)	186,160	361,691
Property write-down or abandonment	-	-	-	-	-
End of Year	$63,253	$240,860	($122,006)	$1,511,194	$344,475

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Expenditures by the Company during the fiscal year ended January 31, 2008 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ 29,939	$ (9,811)	$ 24,347

Exploration costs
Aircraft and helicopter	-	-	-
Camp	619	4,020	6,930
Chemical analysis	512	-	42,911
Drafting	1,529	168	-
Drilling & trenching	-	-	115,277
Equipment rentals	-	2,143	3,907
Freight	-	-	687
Geological and engineering	46,861	115,714	67,170
Geophysical surveying	-	2,332	-
Maps and reproductions	323	1,414	900
Materials	-	1,241	1,296
Project management	149	13	256
Reclamation	-	-	744
Recording and filing	(5,615)	-	27,153
Travel	828	7,226	10,966
	45,206	134,271	278,197

Management Discussion and Analysis

	Alaska	Australia	Nevada
Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	45,206	134,271	278,197

Total Acquisition and Exploration Costs	75,145	124,460	302,544
Option proceeds	-	-	-
Net Expenditures	75,145	124,460	302,544

Cumulative Net Expenditures
Beginning of Year	416,320	212,603	486,533
Property write-down or abandonment	-	-	-
End of Year	$491,465	$337,063	$789,077

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

Management Discussion and Analysis

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Income (loss) $	Income (loss) per share $
January 31, 2008	102,324	(483,850)	(0.02)
October 31, 2007	176,826	(691,247)	(0.03)
July 31, 2007	49,772	(1,593,077)	(0.07)
April 30, 2007	12,281	(473,813)	(0.02)
January 31, 2007	95,810	(607,770)	(0.03)
October 31, 2006	75,086	(607,082)	(0.03)
July 31, 2006	1,858	(1,220,675)	(0.05)
April 30, 2006	60,522	(336,970)	(0.02)

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management Discussion and Analysis

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

Management has assessed the effectiveness of disclosure controls and of the design of internal controls over financial reporting and found no material deficiencies or significant weaknesses in the design. In common with many smaller companies with few staff there is less than optimal segregation of duties. This has been addressed with the implementation of additional review and approval procedures by personnel who are not involved in the initial recording of financial transactions. A regular evaluation of internal controls over financial reporting was conducted during 2007. No control failures or management overrides were identified during these reviews. Subsequent to year end, it was discovered that different interpretations of GAAP and financial reporting standards resulted in a different application of these standards than is shown in the attached financial statements. The weakness will be remedied by providing the resources to financial staff to ensure that financial statement disclosure conforms in all respects with Canadian GAAP and that appropriate reconciliations are provided to show the differences between Canadian GAAP and US GAAP. All other controls appear to be operating as designed to ensure correct recording, processing and reporting of financial information.

Management Discussion and Analysis

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