Form 20-F
period 2009-01-31
RIMFIRE MINERALS CORP
filed 2009-05-08
CIK 1135347

OMB APPROVAL
OMB Number: 3235-0288 Expires: January 31, 2012 Estimated average burden hours per response.2611.00

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2009

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

25,707,251

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

☐Yes  ☐ No

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
anastomosing	a network of branching and rejoining fault surfaces or surface traces, braided
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
argillite	a compact rock derived from mudstone
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
bismuthinite	a mineral composed of bismuth and sulphur (Bi2S3)
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
carbonate-muscovite	a mixture of calcium, iron and magnesium carbonates and muscovite mica in altered rocks
chalcedony	a cryptocrystalline variety of quartz with lower density and indices of refraction than ordinary quartz
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral, composed of copper, arsenic and sulfur (Cu3AsS4 )

Glossary of Terms
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral
felsic	applied to an igneous rock having abundant light-coloured minerals (quartz, feldspars, muscovite)
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square meters (2.471 acres)
hornblende	The commonest mineral of the amphibole group, usually black, dark green or brown
hydrothermal	a term applied to heated water or fluid
Induced Polarization (IP)	A method of ground geophysical survey that measures the voltage decay of electrical charge in the Earth following the cessation of an applied current pulse to the Earth.
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	applied to an igneous rock having dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral composed of iron and sulfur (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
minerals	a homogeneous naturally occurring chemical substance
net smelter return	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
Permian	the last period of the Paleozoic era from 286 to 245 million years ago

Glossary of Terms
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plagioclase	one of a group of triclinic feldspars
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
Precambrian	all geologic time and its corresponding rocks before the beginning of the Paleozoic era ( 570 million years before present)
Proterozoic	the more recent of the two great divisions of the Precambrian
pyrite	a mineral composed of iron and sulfur (FeS2)
pyroclastic	formed by volcanic explosion or aerial expulsion from a volcanic vent
pyrrhotite	a mineral composed of iron and sulfur (FeS)
rhyolite	extrusive igneous rocks with high potassium and silica content
sericitization	a hydrothermal or metamorphic process involving the introduction of, replacement by, or alteration to sericitic muscovite
silicification	the introduction of or replacement by silica
tellurium	a silvery-white to brownish–black mineral, the native semi-metallic element Te
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
tetrahedrite	a steel-gray to iron-black isometric mineral composed of copper, antimony and sulfur (Cu112Sb4S13)
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated pyroclastic rocks
tungsten	a metallic element with the chemical symbol W
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

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

	PART III

ITEM 17	FINANCIAL STATEMENTS	142
ITEM 18	FINANCIAL STATEMENTS	142
ITEM 19	EXHIBITS	143

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

(ii)

 the high and low daily exchange rate for each month during the previous six months,

in each case based on the closing exchange rate for U.S. dollars as published on the Bank of Canada website (http://www.bankofcanada.ca/en/rates/exchange-look.html).

Fiscal Year ended January 31st	2009	2008	2007	2006	2005
Average Rate During Period	$0.9253	$0.9536	$0.8823	$0.8338	$ 0.7776

	April 2009	March 2009	February 2009	January 2009	December 2008	November 2008
High Rate	$ 0.8382	$ 0.8180	$ 0.8221	$ 0.8458	$ 0.8356	$ 0.8687
Low Rate	$ 0.7930	$ 0.8221	$ 0.7860	$ 0.7889	$ 0.7824	$ 0.7731

On April 30, 2009, the closing rate as published on the Bank of Canada website was $0.8382 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2009	Year Ended 2008 (restated)	Year Ended 2007 (restated)	Year Ended 2006	Year Ended 2005
Mineral Property Revenue	$ 249,587	$ 341,203	$ 233,276	$ 199,777	$ 414,338
Loss from Operations	(3,315,990)	(4,329,386)	(3,091,183)	(2,025,514)	(1,601,214)
Net Loss	(2,981,658)	(3,270,712)	(2,700,977)	(1,823,606)	(1,495,680)
Per Share	(0.12)	(0.13)	(0.13)	(0.10)	(0.09)

Current Assets	6,191,577	9,082,086	5,214,153	3,005,224	3,064,564
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	272,669	202,290	144,435	90,264	88,461
Total Assets	6,464,246	9,284,376	5,358,588	3,095,488	3,153,025
Current Liabilities	150,241	218,075	845,430	99,579	219,985
Long-Term Liabilities	46,167	53,308	68,782	35,363	35,363
Shareholders’ Equity	6,267,838	9,012,993	4,444,376	2,960,546	2,897,677

Shares Outstanding (number of shares)	25,707,251	25,607,251	21,751,539	19,999,539	17,855,220

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Except as disclosed in Note 12 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

The Corporation adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008.  EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Corporation has included $56,910 (2008 - $85,635, 2007 - $14,115) in future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets.

The Corporation adopted the accounting recommendations of the CICA for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This required that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since that was the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities of $94,098 at the end of the previous fiscal year. The transition provisions of these recommendations did not require restatement of previous financial statements. Current unrealized gains or losses for available-for-sale financial assets are recognized in other comprehensive income. When these securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statements of Operations.

On February 1, 2008, the Company adopted three new accounting standards described in Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation of the CICA Handbook. The requirements of these new standards are:

Capital Disclosures

Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any external capital requirements and, if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management has been included in Note 10 to the financial statements.

Financial Instruments - Disclosures and Financial Instruments – Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosure which enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, the nature and extent of and exposure to risks arising from financial instruments and how the entity manages those risks.  As a result of the adoption of this standard, additional disclosure on these risks has been included in Note 11 to the financial statements.

Section 3863 establishes standards for the presentation and classification of financial instruments and non-financial derivatives. The adoption of this standard did not have any impact on the classification or presentation of the Company’s financial instruments.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

The Financial Accounting Standards Board has issued FASB Interpretation Number 48 (“FIN”48), Accounting for Uncertainty in Income Taxes. Under FIN 48, the Corporation cannot recognize the tax benefit from an uncertain tax position in its financial statements unless the Corporation concludes that it is more likely than not the benefit will be sustained on audit, on the resolution of any related appeals, or in litigation. This judgment is based solely on an analysis of the applicable legal authorities. It may not take into account (i) the probability that the Corporation will not face a tax audit, (ii) if audited, the probability a tax auditor will not challenge the benefit, or (iii) the probability that issues can be “traded.”

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

As the Corporation has no identifiable mineral reserves from which to determine potential future cash flows, all acquisition costs and exploration costs of mineral property interests have been expensed as incurred for Canadian GAAP purposes. Emerging Issues Task Force (“EITF”) Abstract 04-2 requires acquisition costs of mineral property interests to be recorded as tangible assets, and the aggregate carrying amount reported as a separate component of property, plant and equipment. Statement of

Financial Accounting Standard (“SFAS”) 144, and EITF 04-3 also require these assets to be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Accordingly, for U.S. GAAP purposes, acquisition costs of mineral property interests would be recorded as tangible assets when incurred. The significant economic slow-down late in 2008 resulted in an impairment loss of $527,266 to be recorded against previously capitalized mineral property acquisition costs for the purposes of US GAAP. Those properties for which the Corporation has no current exploration plans and no joint venture partners were considered to be impaired. The remaining capitalized mineral property acquisition costs relate to properties with on-going exploration plans or joint venture partners who were expected to continue their exploration as of the fiscal year end.

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
Loss from Operations	$(3,672,147)	$(4,270,235)	$(2,855,014)	$(1,867,972)	$(1,560,189)
Net Loss	(3,297,395)	(3,505,512)	(2,536,328)	(1,808,564)	(1,454,655)
Loss Per Share	(0.14)	(0.14)	(0.12)	(0.10)	(0.08)
Mineral Property Interests	213,998	493,887	434,736	198,567	41,025
Total Assets	6,685,027	9,778,263	5,793,324	3,294,055	3,194,050
Shareholders’ Equity	6,481,836	9,506,880	4,879,112	3,159,113	2,938,702

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

Specific Corporate Risks

Global Equity Market Reduction

The Corporation finances most of the operations through the sale of common shares. In the current economic climate, financing would have to be carried out at substantially lower price per share than was the case in recent years. This would result in significant dilution for current shareholders. Accordingly the Corporation has put plans in place to conserve cash while continuing to conduct strategic exploration to avoid the requirement to pursue equity financing at current market prices.

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

The services of David A. Caulfield, Director, Business Development, are provided to the Corporation pursuant to a January 1, 2008 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of this Form 20-F. (See Item 6 "Directors, Senior Management and Employees").

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

The Corporation is incorporated under the laws of the Province of British Columbia, Canada, and six of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at January 31, 2009 was $16,348,595.

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

The Corporation’s Gillis, Grizzly, Jake, Kizmet, Poker Creek, Quesnel Trough, RDN, Thorn, Tide, and Williams Properties are located in British Columbia, Canada. The Gillis Property consists of 14 claims covering 6,182 hectares. The Grizzly Property consists of 8 claims covering 2,652 hectares. The Jake Property consists of 65 claims covering 27,754 hectares. The Kizmet Property consists of 8 mineral claims comprising 5,471 hectares. The Poker Creek Property consists of 12 claims covering 5,035 hectares. The Quesnel Trough Properties consist of 79 claims covering 34,570 hectares. The RDN Property consists of 14 mineral claims comprising 8,576 hectares. The Thorn Property consists of 18 mineral claims comprising 14,689 hectares. The Tide Property consists of 4 mineral claims comprising 2,964 hectares. Williams Property consists of 58 mineral claims comprising 26,136 hectares. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Boulevard, Fer, and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Boulevard Property consists of 238 claims, the Fer Property consists of 118 claims and the Wernecke Breccias Property is comprised of 1,926 claims All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Poncho Property is located in Nevada. The property consists of 118 mining claims totaling 2,344 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $125 per claim plus a Nye County renewal fee of U.S. $8.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of Rimfire Nevada Ltd. The Gila24 Property, which was leased from Silverthorn Exploration, Inc., consists of 72 claims covering 1,440 acres. These claims were returned to the vendor effective February 23, 2009.

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

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of four Exploration Licenses comprising 200 units covering 57,536 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year. The Corporation’s Springfield Project is located in the State of New South Wales, Australia. The project consists of one Exploration License comprising 24 units covering 6,954 hectares. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of three Exploration Licenses covering 86,679 hectares. Valid title to these tenements remains with the vendor.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada or Australia mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $1.45 and $2.64 during 2006, between $1.08 and $2.34 during 2007, between $0.14 and $1.65 during 2008, and between $0.20 and $0.40 during the first quarter of fiscal 2009. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia, Canada on May 7, 1991 under the name of Bull Pine Explorations Ltd. The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997 to better reflect corporate strategies and focus. The Corporation completed the transition process under the Business Corporations Act (British Columbia) in August 2004. At the annual general meeting held in 2004, the shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of common shares (“Common Shares”), without par value. There were 25,707,251 Common Shares issued and outstanding as fully paid and non-assessable as of January 31, 2009. The registered and records office of the Corporation is located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

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

In addition to the RDN Property, the Corporation currently holds interests in the Gillis, Grizzly, Jake, Kizmet, Poker Creek, Quesnel Trough, Thorn, Tide, and Williams Properties in British Columbia, the Boulevard, Fer, and Wernecke Breccia Properties in the Yukon Territory, the Poncho property in Nye County, Nevada and a number of properties in the Goodpaster Mining District of Alaska. The Corporation holds title to five exploration licenses and has an interest in one additional license in New South Wales, Australia. The Corporation has an interest in three exploration licenses in Victoria, Australia. A description of the Corporation's mineral exploration properties is set out below in this Item 4 under the subheading “Property, Plants and Equipment.”

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

Prior to commencing any exploration activities in any of Australia, Alaska, Nevada, Yukon or British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate Mining Division of the State, Territorial or Provincial government for a number of permits or licenses related to mineral exploration activities. These permits or licenses include nomination of operator, water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2009 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

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

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 13 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2009	Year Ended 2008	Year Ended 2007
Exploration Costs	$ 1,545,338	$ 2,495,617	$ 1,538,295
Mineral Property Acquisition	458,327	165,477	307,542

Note: All figures shown above are in Canadian Dollars.

The net exploration and acquisition expenses for the period February 1, 2008 to January 31, 2009 were $1,729,969.

The Corporation’s plan for fiscal 2009 is to obtain joint venture partners to continue exploration of the Kizmet, Poker Creek, Quesnel Trough, Thorn and Williams properties in BC. The Corporation will conduct preliminary exploration on the Victoria Goldfields project in Australia and continue exploration on the Gillis Property in British Columbia. There will be drill programs on one property with a joint venture partner; however, there is no requirement for the Corporation to finance these exploration programs. Under the Wernecke Breccia Property agreement, Fronteer Development Group Inc. (“Fronteer”) has completed their initial earn-in of $2,000,000 in exploration. The Corporation can choose to participate by paying 20% of the expenditures or can choose dilution of ownership based on initial deemed contributions of $2,000,000 by the Corporation and $8,000,000 by Fronteer. Other option agreements are also close to completing their initial earn-in. If and when the initial earn-in is complete, the Corporation will be required to share exploration expenditures with the joint venture partner on a 49/51, or 40/60 basis depending on the option agreements. (See Item 4: Property Plants and Equipment below).

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

Rimfire Alaska is authorized to issue 100 no par value common shares. The only shareholder of Rimfire Alaska is the Corporation and it holds all issued and outstanding company shares. The registered office of Rimfire Alaska, Ltd. is located at Suite 1350, 650 West Georgia Street, Vancouver, BC V6B 4N9.

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

INTERCORPORATE RELATIONSHIPS

RIMFIRE MINERALS CORPORATION
(British Columbia)
RIMFIRE ALASKA, LTD.
(Alaska)
100%
RIMFIRE NEVADA LTD.
(Nevada)
100%
RIMFIRE AUSTRALIA PTY LTD.
(Australia)
100%

ALASKA
GOODPASTER
WERNECKE
BOULEVARD
YUKON
THORN
POKER CREEK
WILLIAMS
RDN/GRIZZLY
BRITISH COLUMBIA
TIDE
QUESNEL TROUGH
JAKE
GILLIS
NEVADA
PONCHO
N
W
E
S
0
250
500
kilometres
RIMFIRE MINERALS CORPORATION
RIMFIRE NORTH AMERICAN PROJECTS
Date: 10/02/09
Projection: Albers Equal Area Conic
Figure:

PROPERTY, PLANT AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its mineral property interests are the following:

•

Gillis Property located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt, British Columbia.

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

•

Jake Property located in the Kamloops Mining Division of British Columbia, approximately 13 kilometers west of Clearwater, British Columbia.

•

Kizmet Property located in the Atlin Mining Division of British Columbia, approximately 130 kilometers northwest of Telegraph Creek, British Columbia.

•

Poker Creek Property located in the Liard Mining Division of British Columbia, approximately 220 kilometers north-northwest of Stewart, British Columbia.

•

Quesnel Trough Project, consisting of 7 properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia

•

RDN Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine.

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

•

Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.

•

Boulevard Property located in Whitehorse Mining District of Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon.

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

•

Wernecke Breccia Property located in the Mayo Mining District of Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon.

•

Poncho Property located in Nye County Nevada approximately 60 kilometers northwest of Tonopah, Nevada.

•

Barmedman, Walmer, Gollan, Mt. McDonald and Springfield properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Alaska, Boulevard, Fer, Grizzly, Jake, Kizmet, Poker Creek, Poncho, RDN, Thorn, Tide, or Williams, properties for the fiscal year ending January 31, 2010. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 2,974 square feet of office space sub-leased under agreement with Nexterra Energy. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of April 30, 2009, is $10,617 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s principal mineral properties are detailed below.

Boulevard Property, Whitehorse Mining District, Yukon

ALASKA
NWT
YUKON
Sixtymile
Dawson
Mayo
Stewart Crossing
Boulevard Property
Whitehorse
BC

RIMFIRE MINERALS CORPORATION

BOULEVARD PROPERTY LOCATION

Date: 22/11/07 Projection: YK Albers Equal Area Conic

6,972,000 N
570,000 E
574,000 E
578,000 E
6,972,000 N
YC82982 YC82983 YC83002 YC83003 YC83010 YC83011 YC83012 YC83014 YC83016 YC83018 YC83020 YC83022 YC83024
YC82980 YC82981 YC83000 YC83001 YC83008 YC83009 YC83013 YC83015 YC83017 YC83019 YC83021 YC83023 YC83025
YC82978 YC82979 YC82998 YC82999 YC83006 YC83007 YC64802 YC64803 YC64820 YC64821 YC83028 YC83029 YC83030
YC82976 YC82977 YC82996 YC82997 YC83004 YC83005 YC64800 YC64801 YC64818 YC64819 YC83026 YC83027 YC83031
YC82974 YC82975 YC82994 YC82995 YC64786 YC64787 YC64798 YC64799 YC64816 YC64817 YC64834 YC64835 YC64848 YC64849
YC82972 YC82973 YC82992 YC82993 YC64784 YC64785 YC64796 YC64797 YC64814 YC64815 YC64832 YC64833 YC64846 YC64847 YC64860 YC64861 YC64870 YC64871
6,968,000 N
YC82970 YC82971 YC82990 YC82991 YC64782 YC64783 YC64794 YC64795 YC64812 YC64813 YC64830 YC64831 YC64844 YC64845 YC64858 YC64859 YC64868 YC64869
6,968,000 N
YC82968 YC82969 YC82988 YC82989 YC64780 YC64781 YC64792 YC64793 YC64810 YC64811 YC64828 YC64829 YC64842 YC64843 YC64856 YC64857 YC64866 YC64867
YC65316 YC65318 YC81314 YC81315 YC82936 YC82937
YC82966 YC82967 YC82986 YC82987 YC64778 YC64779 YC64790 YC64791 YC64808 YC64809 YC64826 YC64827 YC64840 YC64841 YC64854 YC64855 YC64862 YC64864
YC65317 YC65319 YC81312 YC81313 YC82934 YC82935
YC82964 YC82965 YC82984 YC82985 YC64776 YC64777 YC64788 YC64789 YC64806 YC64807 YC64824 YC64825 YC64838 YC64839 YC64852 YC64853 YC64863 YC64865
YC81310 YC81311 YC82932 YC82933
YC64804 YC64805 YC64822 YC64823 YC64836 YC64837 YC64850 YC64851
YC81308 YC81309 YC82930 YC82931
YC81284 YC81286 YC81288 YC81290 YC81292 YC81294
YC81296 YC81298 YC81300 YC81302 YC81304 YC81306 YC82928 YC82929
YC81285 YC81287 YC81289 YC81291 YC81293 YC81295
YC81297 YC81299 YC81301 YC81303 YC81305 YC81307 YC82926 YC82927
YC82963 YC82961 YC82959 YC82957 YC82955
YC82953 YC82951 YC82949 YC82947 YC82945 YC82943 YC82941 YC82939
YC82962 YC82960 YC82958 YC82956 YC82954
6,964,000 N
YC82952 YC82950 YC82948 YC82946 YC82944 YC82942 YC82940 YC82938
RIMFIRE MINERALS
CORPORATION
Boulevard Tenure Map
N
W
E
S
574,000 E
578,000 E
0
2
4
kilometres
Date: 11/02/09 Projection: UTM NAD83 Zone 7 Figure:

Location and Introduction

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire (50%) and Northgate Minerals (50%), with each company having funded the initial $330,000 in exploration that led to staking of the property. To date, Northgate has funded approximately $1.4 million of the required $1.5 million in exploration expenditures to earn an additional 10% interest (for a total of 60%) in the property.

Property History

Property Acquisition

In December 2005, the Corporation signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of claims in the Yukon, now known as the Boulevard Property, were staked on behalf of the Alliance. Upon acquisition of this property, Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Corporation and Northgate. The Corporation is operator until Northgate completes the funding requirement.

The following table details the claims that comprise the Boulevard property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
AVE 1-4	65316-65319	81.0	Dec 31, 2013	115J/14
BLVD 1-96	64776-64871	1,944.0	Dec 31, 2017	115J/13
BLVD 97-202	82926-83031	2,146.5	Dec 31, 2013	115J/13
DRIVE 1-32	81284-81315	648.0	Dec 31, 2013	115J/14

Regional Geology

The Boulevard property is located within the Yukon-Tanana terrane in west-central Yukon. Regional-scale geological compilation maps show that the Boulevard claims are underlain by undivided metamorphic rocks of the Nasina sub-terrane that include pre- to late-Devonian rocks of the continental margin (Snowcap Assemblage) superposed by Late Devonian to Early Mississippian rocks derived from a continental arc system (Finlayson Assemblage). This sub-terrane was intruded by a voluminous, northwest-to southeast-trending plutonic suite, referred to as the Dawson Range plutonic belt, which lies immediately to the south of the Boulevard property. This plutonic belt is characterized by coarse-grained, hornblende-biotite granodiorite, with local phases of mafic diorite, gabbro, quartz monzonite and biotite granite. This plutonic belt is dated at 106-99 Ma and therefore belongs to the metallogenically important mid-Cretaceous suite of plutonic rocks in the northern Cordillera associated with intrusion-related base and precious metal deposits.

Property Geology

The geology of the Boulevard claims is dominated by a basement of Devonian-Mississippian schists intruded by a NW-trending elongate Cretaceous granite batholith in the north-eastern sector of the property. The basement schists include a variety of quartz-mica schists (ranging from quartz-rich to biotite-rich to muscovite-rich), chlorite-sericite schists (mafic schists), calcareous schists or marbles and quartzites. Higher metamorphic grade augen gneisses have been noted in places, yet their geological relationship to the more volumetrically abundant schists is unknown. The dominant schistosity is NW-trending and steeply SW-dipping. Schists commonly host isoclinally folded and sheared quartz veins, which are likely associated with progressive regional deformation. The contact between micaceous schists and mafic schist is interpreted from a magnetic break in airborne geophysical data. This contact may be of significance since a gold-arsenic soil geochemical anomaly is coincident with this magnetic break in the SE corner of the property. The Cretaceous intrusive rocks are undeformed and comprise medium to coarse-grained equigranular quartz-plagioclase-alkali feldspar with about 10% biotite. Minor pegmatite (with muscovite and garnet) and aplite occur locally within 100 meters of the pluton margin and within 500 meters of the Toni Tiger molybdenum-tungsten-copper skarn occurrence. These pegmatites contain trace molybdenite, and hence link the emplacement of the Cretaceous granite to the skarn occurrence. The basement schists form a ~2.9 kilometers wide NW-trending belt of rocks between the Cretaceous granite to the NE and a strongly foliated mid-Cretaceous granodiorite to the southwest. The geology of the schist-granodiorite contact and the granodiorite itself has not been examined in detail.

Mineralization

Gold mineralization is hosted in strongly sericite ± clay altered schist with disseminated pyrite, arsenopyrite and stibnite. Sulphide mineralization is finely disseminated in the wall rock of quartz vein arrays or occurs as massive sulphide veins within the arrays. Mineralization-hosting quartz vein arrays follow regional northwesterly structures along major contacts between lithological packages.

Surface Exploration, Geophysics and Drill Programs

The exploration program was conducted under an Exploration Alliance with Northgate signed in December, 2005. This alliance targeted "Pogo-style" intrusion-related gold deposits in an area fitting the model criteria and possessing placer gold deposits without a known bedrock source. The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results Rimfire and Northgate staked additional claims.

Diamond drilling in September 2008 was focused on trenched areas with significant widths of gold mineralization. Additional targets were identified from results of a magnetometer survey and previous soil geochemistry data. A total of 525 meters of core was drilled in seven holes from six different locations. In total, 4.85 line kilometers of IP and 45 line kilometers of magnetometer survey were completed. The soil survey grid was extended southeast from the existing Boulevard grid.

The drilling intersected gold mineralization in five of seven holes. Drilling tested the mineralization in the discovery trench and targets along the apparent strike of this mineralization, within a large multi-element soil geochemical anomaly.

Prior to this drill program, gold mineralization was discovered at the Boulevard in the first of three trenches to investigate portions of a 2.0 kilometer by 0.4 kilometer arsenic-antimony-gold soil geochemical anomaly in an area of sparse outcrop. The discovery trench, TRBV08-01, returned 7.04 grams per tonne gold over 6.0 meters. Three drill holes tested this mineralization at depth, returning 1.0 grams per tonne gold over 1.8 meters in BV08-01, approximately 45 meters down dip from the trench, and 0.9 grams per tonne gold over 18 meters including 1.9 grams per tonne gold over 3.5 meters in BV08-03 approximately 5 meters down dip from the trench.

Two holes tested beneath a second mineralized trench (TRBV08-02, 6.43 grams per tonne gold over 2.0 meters) located 100 meters southeast along trend from TRBV08-01, returned 0.8 grams per tonne gold over 4.2 meters and 0.5 grams per tonne gold over 5.5 meters at approximately 20 and 30 meters down dip respectively. Two additional holes targeted anomalous arsenic-gold–antimony geochemistry located 220 meters and 1110 meters along trend from the discovery area. BV08-07 returned 1.0 grams per tonne gold over 3.3 meters in a subtle style of mineralization not observed in previous drill holes or trenches.

Future Exploration Programs

A trenching program has been planned, pending acceptance by Northgate, for 2009 to investigate the remainder of the geochemical anomaly.

The Qualified Person for this property is Jim Lehtinen, P.Geo. of Equity Exploration Consultants Ltd. A technical report was filed on SEDAR on March 3, 2009.

Gillis Property, Nicola Mining Division

Faro
Ross River
WHITEHORSE
YUKON
N. W. T.
Watson Lake
Hay River
Dease Lake
ALASKA
Bob Quinn Lk
Bell II
ALBERTA
Prince Rupert
Smithers
Mackenzie
Kitimat
Houston
Fort St James
Prince George
BRITISH COLUMBIA
Jasper
Port Hardy
Clearwater
PACIFIC OCEAN
Kamloops
Revelstoke
Banff
GILLIS PROPERTY
Comox
Merritt
Vernon
Kelowna
Gibsons
Hope
Princeton
Ladysmith
Nelson
Kimberley
Vancouver
Osoyoos
Trail
Creston
VICTORIA
U. S. A.

N
0
75
150
300
kilometres

RIMFIRE MINERALS CORPORATION

LOCATION MAP

Date: 15/12/08 Projection: Latitude Longitude Figure: 1

640,000 E
644,000 E
648,000 E
5,532,000 N
5,528,000 N
5,524,000 N
590814
590815
590816
590818
590822
590819
590820
571035
571037
571036
571040
590821
590822
571039
5
N
W
E
S
0
2
4
kilometres

LEGEND

Rimfire Optioned claims

2 km Area Of Interest

Rimfire Aquired claims

Logging Roads

Paved Roads

RIMFIRE MINERALS CORPORATION

PROPERTY TENURE

Date: 10/11/08 Projection: UTM NAD83 Zone 10 Figure: 2

Location and Introduction

The Gillis property consists of 14 claims covering 6,182 hectares of rolling upland terrain 30 km southwest of the city of Merritt, British Columbia. Access to the property for the 2008 field season was primarily by a Bell 206 helicopter based out of Merritt. Although the areas where most of the exploration is focused are not road accessible, future road access could be facilitated from gravel forestry roads that circle the property.

Property History

Previous work on the Gillis property was limited to reconnaissance stream sediment and soil geochemical surveys carried out by Almaden Minerals Ltd. investigating regional stream sediment geochemical gold anomalies in 2005-2006. This work had identified anomalous gold-in-silt geochemistry in a number of drainages and very limited follow-up defined anomalous gold soil geochemistry with a few rock samples returning weakly anomalous gold values.

Property Acquisition

The Corporation signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which can be purchased for $1.5 million. The Corporation is to:

make cash payments of 2.5% of mineral exploration expenditures and:

•

$15,000 within 10 days of the execution of the agreement (paid)

•

$25,000 on or before September 5, 2009

•

$50,000 on or before September 5, 2010

•

$75,000 on or before September 5, 2011.

fund exploration expenditures of:

•

not less than $75,000 on or before September 5, 2009 (completed)

•

an aggregate $125,000 on or before September 5, 2010 (completed)

•

an aggregate $200,000 on or before September 5, 2011

•

an aggregate $300,000 on or before September 5, 2012

issue 250,000 common shares to the vendors within 10 days of announcement of NI 43-101 compliant gold resource of 500,000 oz.

The following table details the claims that comprise the Gillis property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
GIL1	571035	499.63	December 31, 2014	092H085
GL2	571036	499.76	December 31, 2014	092H085
GL3	571037	457.98	December 31, 2014	092H086
Gil4	571039	416.55	December 31, 2014	092H086
GL5	571040	208.25	December 31, 2014	092H086
GIL6	590814	499.39	December 31, 2014	092H095
GIL7	590815	499.39	December 31, 2014	092H095
GIL8	590816	499.38	December 31, 2014	092H096

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
GIL9	590818	374.54	December 31, 2014	092H096
GIL10	590819	499.55	December 31, 2014	092H086
GIL11	590820	416.33	December 31, 2014	092H086
GIL12	590821	312.37	December 31, 2014	092H086
GIL13	590822	499.82	December 31, 2014	092H085
GIL14	591741	499.48	December 31, 2014	092H095

Regional Geology

The Gillis property lies within the southern Intermontane Belt of the Canadian Cordillera. Lithologies include successions of Mesozoic to Tertiary volcanic and sedimentary rocks which have been intruded by plutons of various compositions and ages from Late Triassic and/or Jurassic to Miocene. Glacial movement from the last Pleistocene glaciation was generally south-southwest in the Gillis area leaving locally thick deposits of glacial drift and alluvium in all of the major creeks or river valleys.

Areas north and east of the Gillis property, including the northern extent of the Gillis property, are underlain by the Cretaceous Spences Bridge Group rocks. The Cretaceous Spences Bridge Group comprise a broad northwest-southeast trending belt of gently folded volcanics with lesser sediments, having variably oriented and generally shallow to moderate dips. A lower assemblage, called the Pimainus Formation, includes intermediate to locally felsic and mafic flows, and volcaniclastics with some sandstone and shale. A basal conglomerate is also present in many locations. An upper division, known as the Spius Formation, consists primarily of amygdaloidal basaltic andesite lavas with minor pyroclastics and sandstone.

The Spences Bridge Group unconformably overlies older plutonic and volcanic units exposed on the central and southern Gillis claims and in large areas to the west and south of the property. The plutons include dioritic rocks of the Triassic-Jurassic Mount Lytton Complex and granodiorite to granite of the Jurassic-Cretaceous Eagle Plutonic Complex. The older volcanic units consist mainly of mafic to felsic pyroclastics of the Triassic Jurassic Nicola Group. Minor marble and clastic metasediments are also found in the Nicola sequence.

Spences Bridge Group rocks are unconformably overlain by Eocene Princeton/Kamloops Group mafic and felsic volcanics. Small Tertiary intrusions of intermediate composition occur locally in contact with the Eocene and Spences Bridge units.

Steeply dipping normal faults are the major structural feature in the region. The Spius Creek Fault is a probable southern extension of the Lornex (Big Divide) Fault which transects the Guichon Batholith. The Coldwater, Fig and Kingsvale Faults, roughly parallel to the Spius Creek-Lornex Fault, follow the valley of the Coldwater River. It can be postulated that the Spences Bridge Group represents a stratovolcano assemblage deposited and preserved in a subsiding, fault-bounded basin called the Nicoamen structural depression.

Property Geology

The Nicola Group chlorite schist and the silty limestone units occur predominantly in the central and western portions of the Gillis property. To the south, there is a large intrusion of pink feldspar porphyry which is thought to be analogous to the Late Cretaceous to Early Tertiary Otter suite of intrusions. The Spences Bridge Group underlies the area to the north of the Gillis property including a portion of northern Gillis claims. Structurally, there are a number of northwest-southeast trending faults that cut through the property as well as a myriad of east-west faults that cut just north of the anomalous South soil grid and Nicola Group chlorite schist.

Mineralization

Mineralization is located within quartz veins that are hosted primarily within the Nicola Group chlorite schist and in one case, silty limestone. Structural trends of the schist unit include a dominant fracture set oriented southwest with a vertical to subvertical dip and prominent foliation striking northwest with varying dips. Some veins appear to follow the dominant fracture set, while others are undulating and do not have distinct orientations. At least three types of quartz veining have been encountered, two of which have returned anomalous gold values. One type is found at the Fort showing where limestone hosts milky white quartz veins. The second type of veining is hosted in the Nicola Group chlorite schist and consists of fractured quartz that is more translucent and contains sericite and pyrite within sutures. The third vein type resembles the second vein type with the addition of siderite and calcite veins that cross cut the quartz veins. Although the third vein type can be quite large, measuring up to 2-3 meters wide, samples of these veins have not returned anomalous gold values.

Surface Exploration, Geophysics and Drill Programs

During October 2008, Rimfire Minerals Corporation carried out a mapping, prospecting, and geochemical sampling program on the Gillis property. The sampling work was contracted to RIO Minerals Ltd. who completed 78.425 kilometers of soil lines. A total of 64 rock samples were taken in addition to the 1712 soil samples.

Prospecting and mapping focused on previous soil and silt anomalies located primarily in the western and central portions of the property. Prospecting has led to the discovery of three showings that have anomalous values of gold and silver in combination with other pathfinder elements. The Fort showing is located in one of the western drainages. The SAV area, located two kilometers southeast of the Fort showing, is a cluster of four anomalous gold samples. The third area, the South Side, is highlighted by a few anomalous gold float samples which lie within a multi-element soil anomaly with poor outcrop exposure.

Future Exploration Programs

A small program of mechanical trenching and further prospecting is anticipated in 2009. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed on SEDAR.

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

kilometres
0 1 2 3 5
Grizzly
RDN
MORE Creek
686,728
604,768
601,168
601,122
604,789
604,788
604,882
602,761
602,762
601,896
601,312
602,768
601,827
601,882
602,788
601,227
6335000
6325000
6315000
6325000 m N
6315000 m N
RIMFIRE MINERALS CORPORATION
RDN/GRIZZLY PROPERTY
CLAIM
MAP
NOV 2006
Figure
2
BC

Location and Introduction

The RDN/Grizzly Property is located in the Liard Mining Division of British Columbia approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine. The RDN property is comprised of 14 claims, covering approximately 8,576 hectares while the contiguous Grizzly property is comprised of 8 claims covering 2,652 hectares.

Work can be carried out on the RDN/Grizzly Property from mid June to mid September.

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

On February 21, 2007, the Corporation signed an amendment suspending the terms of the option agreement with Northgate until such time as road access to the RDN property is constructed. The Teck Cominco/Novagold partnership developing the Galore Creek deposit is constructing this road to access their project. Much of the road has been completed, but construction has been suspended until such time that a decision to continue the mine construction is made by Teck Cominco. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property. The Grizzly Property will be owned 100% by the Corporation and will no longer form part of the RDN Joint Venture Agreement.

Effective May 1, 2008, the Corporation signed an option agreement with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the Grizzly Property on completion of the following:

Fund exploration expenditures of:

•

not less than $400,000 before August 31, 2008 (completed)

•

an additional $400,000 on or before the first anniversary (completed)

•

an additional $1,000,000 on or before the second anniversary

•

an additional $1,200,000 on or before the third anniversary

•

an additional $2,000,000 on or before the fourth anniversary

Cash payments of:

•

$50,000 upon signing of the letter of intent (received)

•

$50,000 on or before the first anniversary

•

$50,000 on or before the second anniversary

•

$50,000 on or before the third anniversary

•

$50,000 on or before the fourth anniversary

This agreement was terminated effective March 1, 2009. The Company retains 100% of the property subject to the underlying NSR.

The following table details the claims that comprise the RDN and Grizzly properties with legal identification (Mineral Tenure) size, expiry date, and location.

	Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
RDN	KC 1	504798	316.37	December 31, 2016	104G017
	KC 2	504799	316.213	December 31, 2016	104G017
	MOR2	501927	299.329	December 31, 2016	104G007
	RDN 1&2	502738	670.153	December 31, 2016	104B097
	RDN 3&4&13	501227	1111.923	December 31, 2016	104B097
	RDN 5&7	501832	1162.807	December 31, 2016	104G008
	RDN 6&8	501862	846.243	December 31, 2016	104B097
	RDN 9	501812	774.248	December 31, 2016	104G007
	RDN 10	502756	457.823	December 31, 2016	104G007
	RDN 11&12	502758	704.855	December 31, 2016	104G007
	RDN 14&15	502751	931.516	December 31, 2016	104G017
	RDN 16	502752	404.486	December 31, 2016	104G007
	RDN 17	501895	457.21	December 31, 2016	104G007
	RDN 17A	518112	123.24	December 31, 2016	104G007
Grizzly	Bodgen	510806	263.362	December 31, 2018	104G017
	LL 1	501122	421.636	December 31, 2018	104G017
	LL 2	501153	351.253	December 31, 2018	104G017
	Luc	504982	104.457	December 31, 2018	104G017
	Narby 1	504758	421.543	December 31, 2018	104G017
	RDN 19	535726	351.13	December 31, 2018	104G017
	RDN 20	535728	421.21	December 31, 2018	104G017
	RDN 21	535729	315.94	December 31, 2018	104G017

Regional Geology

The RDN and Grizzly Properties and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions which have been covered to the east by clastic sediments of the Bowser Basin.

Property Geology

The properties are underlain by a moderately folded faulted mosaic of Jurassic age Hazelton Group volcanic and sedimentary rocks and co-eval felsic intrusions in the central area, and Triassic age mixed rocks of the Stuhini Group to the east. Permian age sedimentary, volcanic and intrusive rocks are in fault contact with the Hazelton Group rocks on the western side of the RDN Property. The Forrest Kerr Fault is this bounding structure.

Mineralization

A variety of styles of mineralization are present on the RDN Property.

Possible VHMS style mineralization is found at the Marcasite Gossan showing. There, Hazelton Group dacite flows are cut by a sulphidic stockwork of marcasite, pyrite, chalcedony and/or pyrobitumen and/or barite. In addition, several cobbles of very fine grained pyrite with an apparent bedded texture indicative of VHMS style of sulphide deposition were found a few meters downslope from the Marcasite Gossan outcrop. Less than 75 meters upslope is somewhat similar stockwork mineralization, referred to as the Upper Marcasite Gossan. Base metals and silver are elevated at the Upper Marcasite showing, whereas the Lower Marcasite showing has low base and precious metals. This mineralization occurs at a felsic volcanic-argillite-basalt interface in a similar setting to gold-rich VHMS deposits elsewhere in the Hazelton Group. The 1999 drilling confirmed that stratigraphy is conformable and upright in this area. The area underlying the Jungle Soil Anomaly may also host VHMS deposits, as float found in the area includes pyritic chert, rhyolite and silicified argillite. The Jungle soil anomaly is a gold-arsenic-silver-lead geochemical anomaly covering approximately 100 by 450 meters. A third area known as the Blind Fault area may also host VHMS deposits, as native silver and tetrahedrite was discovered at a volcanic/ sediment contact with associated alteration in 2004. A fourth area known as the Arctic Grid area may also host VHMS deposits as surface and drilling work, in 2005 and 2006, has returned weakly elevated zinc, silver and arsenic at the contact between Hazelton Group mudstones and rhyolite flows.

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

The Grizzly showing area of the RDN is prospective for copper-gold porphyry related mineralization. In 2006, a chip sampling program re-sampled previous trenches and also filled in large areas not previously sampled yielding a 38.0 meter interval of 1.1 grams per tonne gold and 0.74% copper. The exposed dimensions of the Grizzly showing are approximately 350 meters long by 50 to 100 meters wide. Soil sampling by previous workers indicate an area of about 1 square kilometer with highly anomalous copper, gold and molybdenum results. This area is still open to the north, east and southeast and is largely talus covered.

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

During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: Blind Fault and Arctic Grid. Three holes in the Blind Fault area targeted a 300 x 50 meter zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous surface channel sampling in 2005 returned 24.7 meters averaging 24.9 grams per tonne silver with similar grades encountered in the drillholes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit.

During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact encountering anomalous zinc, arsenic, and silver in hole RDN-06-49. Hole RDN-06-47 intersected a narrow interval of fault-controlled silver mineralization above the prospective horizon. This mineralization is of limited significance and will not be followed up.

In 2008, Inmet Mining Corporation conducted a two-phase exploration program on the Grizzly property. The first phase program consisted of geological mapping, rock chip sampling, an expanded soil geochemical survey and 32 line-kilometer of Induced Polarization (IP) geophysical survey. The geophysical survey was carried out by Scott Geophysics Limited. This first phase program defined drilling targets in the vicinity of the Grizzly Showing and on the Mirko Grid.

The second phase of the program funded by Inmet consisted of 2,128 meters of diamond drilling from 11 holes. Drilling on the Grizzly Showing targeted IP chargeability anomalies coincident with copper-gold-molybdenum soil geochemical anomalies and copper-gold surface showings. A single hole tested the down-dip extent of the Grizzly Showing and two holes were completed to test the inferred strike extent 100 meters to the NE and SW of the showing. These holes intersected numerous zones of potassium feldspar+biotite+ carbonate alteration with trace chalcopyrite disseminations and calcite-chalcopyrite veins in mafic volcanic rocks. Results include 53.73 meters of 0.11% copper and 0.19 grams per tonne gold including 17.38 meters of 0.21% copper and 0.28 grams per tonne gold in GRZ08-11. Drilling confirms that this high-temperature, porphyry-style alteration is spatially associated with syenitic feldspar-porphyry dykes and sills.

Of the five additional holes targeting the Grizzly Showing, two holes were lost due to poor drilling conditions. Two holes targeted coincident IP chargeability anomalies and anomalous copper-gold-molybdenum soil geochemistry contiguous with the Grizzly Showing 200 meters east-northeast of the showing and 350 meters northeast of the showing. These holes intersected moderately to strongly chlorite + sericite ± carbonate ± biotite ± potassium feldspar altered volcanic and intrusive rocks with abundant pyrite disseminations, but yielded no significant results. The pyrite content of these rocks likely explains the targeted chargeability anomalies, yet the coincident copper-gold-molybdenum soil geochemistry remains unexplained.

The final hole in the Grizzly area, located 700 meters to the south, targeted an isolated IP chargeability anomaly and a coincident copper-in-soil geochemical anomaly. This hole intersected trace chalcopyrite in narrow intervals yielding no significant results. The targeted IP chargeability anomaly appears to reflect the presence of graphitic mudstones and volcanic rocks with minor disseminated pyrite.

The Mirko Grid drill program targeted IP chargeability anomalies and coincident molybdenum-in-soil geochemical anomalies in an area of scarce outcrop exposure. Three holes were completed to test two targets. GRZ08-08 and -09 intersected anomalous molybdenum mineralization with an intersection of 94.44 meters that averaged 0.02% molybdenum in GRZ08-09. GRZ08-10 was drilled 400 meters to the north of -08 and -09 on the inferred continuation of the IP anomaly targeted in the latter holes. This hole intersected a broad zone of propylitically-altered volcanic rocks that did not return any significant mineralization.

The work program was conducted by Equity Exploration Consultants Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report has not been filed on SEDAR.

Future Exploration Programs

No work will be undertaken on the RDN Property in 2009. Inmet decided not to continue with the Grizzly project effective March 1, 2009. The Corporation will seek a joint venture partner to continue the exploration.

Jake Property, Kamloops Mining Division

120°24'
120°18'
120°12'
120°06'
51°42'
51°36'
51°30'

Other Claims

Kaufman Claim Group Outline

Clearwater PeakClaim

Rimfire Claims

RIMFIRE MINERALS CORPORATION

Jake Claim Status

Date: Projection: Figure:

Location and Introduction

The Jake Property, consisting of 65 claims covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometers west of Clearwater, BC. This project was initiated based on the discovery of significant gold-copper-bismuth mineralization in boulders and sub-crop located along recently constructed logging roads. Gold mineralization was discovered in roadbed exposure and boulders concentrated over a 35 meter section of road cut. The Corporation signed an option agreement to earn a 100% interest in the Jake claims (1,204 hectares.) The surrounding claims were staked to cover geology with potential for orogenic gold mineralization. Access to the property is exceptional due to an extensive array of logging roads permitting access to the entire property.

Property History

The Jake showing was discovered in July of 2005 by prospector Mo Kaufman. Composite samples of gossanous boulders collected by Mr. Kaufman returned high grade results of 27.5 and 15.7 grams per tonne gold. 48% of float samples collected within 2.5 kilometers of the showing also demonstrated anomalous gold values. To our knowledge, there has been no previously documented exploration in the local vicinity of the Jake showing, as boulders and subcrop in this area have only been recently exposed by logging roads. The Clearwater Peak showings are the only recorded mineral occurrences in the local region of the showing. They were discovered by follow-up prospecting of copper-zinc-gold anomalies in a soil survey conducted by Kerr, Dawson and Associates for Pan Ocean Oil Limited in 1972.

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

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007(paid)

•

USD$30,000 on or before October 29, 2008 (paid)

•

USD$30,000 on or before each of the fourth through ninth anniversary dates (a total of USD$180,000)

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

Effective May 14, 2007, the Corporation signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Corporation of:

•

USD$25,000 on or before July 31, 2007 (received)

•

USD$30,000 on or before July 31, 2008 (received)

•

USD$30,000 on or before each anniversary date of July 31, 2009 through July 31, 2014 (a total of USD $180,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008 (completed)

•

an aggregate $1,750,000 on or before March 31, 2010

Issue shares of Island Arc to the Corporation:

•

100,000 common shares within 15 days of receiving regulatory approval (received)

•

100,000 common shares on or before March 31, 2008 (received)

•

200,000 common shares on or before March 31, 2009

•

200,000 common shares on or before March 31, 2010

•

250,000 common shares within 10 days of announcement of mineral resource estimate

This agreement was terminated effective February 19, 2009. The company will assume the remaining obligations to the underlying vendor.

The following table details the claims that comprise the Jake property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
Clearwater Peak[1]	508272	80.212	December 31, 2009	092P069
CLO 1[2]	518670	240.691	December 31, 2009	092P069
CLO 2[2]	519684	200.651	December 31, 2009	092P069
JAKE 1-8	521792 - 521799	3,831.18	December 31, 2009	092P069
JAKE 9-15	521800 - 521806	3,369.13	December 31, 2009	092P069
JAKE 16-17	521807 - 521808	961.942	December 31, 2009	092P069
JAKE 18-19	521810 - 521811	961.591	December 31, 2009	092P069
JAKE 20	521812	500.622	December 31, 2009	092P079
JAKE 21	521813	480.974	December 31, 2009	092P069
JAKE 22-28	521814 - 521820	3,385.569	December 31, 2009	092P069
JAKE 29	521821	480.623	December 31, 2009	092P079
JAKE 30-35	521822 - 521827	2,682.003	December 31, 2009	092P079
JAKE 36	521828	320.279	December 31, 2009	092P078
JAKE 37	521830	480.591	December 31, 2009	092P079
JAKE 38-39	521831 - 521832	823.025	December 31, 2009	092P069
JAKE 40-44	521834 - 521838	2,410.509	December 31, 2009	092P059
JAKE 45-48	521840 - 521843	1,729.185	December 31, 2009	092P059

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
JAKE 49	521845	482.47	December 31, 2009	092P060
JAKE 69-71	521866 - 521868	1,405.874	December 31, 2009	092P060
JAKE 72-76	521869 - 521874	1,764.013	December 31, 2009	092P069
JAKE 77	521876	502.11	December 31, 2009	082M051
JAKE 78	521878	401.031	December 31, 2009	092P070
JON[2]	520106	300.879	December 31, 2009	092P069
MELI[2]	521756	120.325	December 31, 2009	092P069
SID[2]	520105	100.279	December 31, 2009	092P069
TOM[2]	519188	240.702	December 31, 2009	092P069

[1] Clearwater Peak purchased in May 2006

 [2] Jake property optioned from M. Kaufman in October 2005

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

Property Geology

The Jake showing occurs within basaltic to gabbroic boulders and subcrop of the Fennel Formation near an inflection in the northwest-trending portion of the Lemieux Creek Fault. The showing consists of four similar boulders distributed obliquely over a recently built logging road bed and extending for 35 meters. A single 15 centimeter wide quartz cobble with visible gold and bismuthinite was located 250 meters further south of the heavily mineralized boulders.

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

In March 2006, the Corporation undertook an initial ground magnetics and VLF electromagnetic survey to identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing six veins over the length of the 74 meter trench. In July 2006, the Corporation undertook a prospecting and property-wide silt sampling program to follow up on the initial ground work.

Work on the Jake property was carried out in three stages in 2007. A small Induced Polarization /Resistivity (IP/Res) survey (6.1 line kilometers) was executed during June 2007 over a portion of the Jake property. In August/September the Corporation completed 7 trenches for a total of 250 meters of excavator trenching on the Jake Showing and geophysical targets. 117 chip and channel samples were collected in the trenches. Continuous sampling of the trenches was attempted in areas of continuous bedrock exposure. Results from one trench at the Jake Showing include 7.7 grams per tonne gold over 2.8 meters from a series of quartz-pyrrhotite-pyrite-chalcopyrite-bismuthinite veins. Trenching on the flanks of a second IP anomaly (the “Jake Offset”) located 300 meters north of the Jake Showing and measuring 300 meters in length, exposed narrow mineralized structures that returned 12.5 grams per tonne gold over 0.1 meters. A third chargeability anomaly that lies approximately 225 meters east of the Jake Showing was trenched, uncovering a 1.0 meter wide, north-northwest-oriented fault structure with associated gold-bearing quartz-pyrrhotite-chalcopyrite-arsenopyrite veins. Due to overburden depth, trenching was unable to expose bedrock in the core of the anomalies.

In November, diamond drilling totaling 1,083 meters was completed in the central portion of the Jake property. An eighth hole was lost in overburden and therefore did not reach bedrock. Three holes targeted the Jake Showing, while the remaining four drill holes targeted the “Jake Offset” and the eastern fault structure. The Jake Showing vein returned 11.34 grams per tonne gold over 1.5 meters beneath the surface trenching result. The vein was intersected a further 11 meters down dip and 15 meters along strike returning 1.54 grams per tonne gold over 0.40 meters and 7.18 grams per tonne gold over 0.10 meters. Drill results from the Jake Offset include 4.64 grams per tonne gold over 0.50 meters, while drilling of the eastern target returned 0.11 grams per tonne gold over 0.20 meters.

The sampling programs were conducted under the direction of Mark Baknes, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) Eco-Tech Laboratory Ltd. of Kamloops and ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. The drilling program was conducted by Equity Exploration Consultants Ltd. under the direction of Henry Awmack, P.Eng. A technical report was filed on SEDAR on April 29, 2008.

During 2008, Island Arc completed a 22 line-kilometer Induced Polarization program to enlarge the coverage of geophysical data extending from the Jake Showing. This program was carried out by Scott Geophysics Limited. The survey identified several new chargeability anomalies that could be analogous to the fault structure hosting the Jake Showing. These anomalies define potential drill targets.

Future Exploration Programs

Based on the results of the 2008 IP survey, a small program of deep penetrating geochemistry (pH analysis and Mobile Metal Geochemistry) has been proposed for the 2009 field season to test and rank the IP anomalies for future drill testing. The Corporation will seek a joint venture partner to continue this exploration program.

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

625,000 E
635,000 E
6,495,000 N
6,485,000 N
N
W
E
S
0
2
4
kilometres
RIMFIRE MINERALS CORPORATION
THORN CLAIM MAP
Date: 16/02/09
Projection: UTM NAD83 ZONE 8
Figure:

Location and Introduction

The property consists of 18 mineral claims (14,689 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. Access is currently by float plane and helicopter, with the nearest road approximately 50 kilometers to the southeast at the Golden Bear mine. The Golden Bear Mine is connected to the Telegraph Creek-Dease Lake connector by 150 kilometers of gravel road. A road could be constructed from the Thorn property to the Golden Bear mine if warranted.

Property History

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. This was followed by three years of seasonal exploration by Julian Mining Corporation (“Julian”) from 1963-65. Mapping and prospecting work resulted in the discovery of 17 mineral showings of three main types: (i) quartz-pyrite-tetrahedrite-enargite veins, (ii) structurally-controlled chalcopyrite-pyrite-quartz veins and (iii) areas of widespread, low-grade disseminated chalcopyrite. Diamond drilling was carried out (17 holes, 1,204 meters) on three showings.

In 1983, Inland Recovery Group Ltd. (“Inland Recovery”) acquired the Thorn property from J.R. Woodcock and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800-meter base-line trending 060° with perpendicular cross-lines spaced 50 meters apart and sampled at 25 meter intervals. Strong silver-gold-copper-zinc soil geochemical anomalies were revealed along Camp Creek and extending 600 meters westerly from Julian’s B Zone.

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 meters) from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analysed.

Kohima Pacific Gold Corp. (“Kohima”) staked the Stuart 1-3 claims in 1997 and acquired an option on the Checkmate claim. In 1998, Kohima conducted an alteration mineralogy study using a portable infrared spectrometer (PIMA) on select outcrops in Camp Creek, and drill core from three diamond drill holes from the 1986 campaign.

Property Acquisition

By agreement dated March 1, 2000 with Kohima, the Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims). The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven claims surrounding the initial claim block, but lying within the Kohima area of interest covered by that agreement. A further 19 claims were staked over favourable geochemical targets between April 2003 and May 2004. This total of 30 claims was converted to 21 larger claims in the Mineral Titles Online map-staking initiative. Subsequently three claims were permitted to lapse resulting in 18 active claims. The following table details the claims that comprise the Thorn property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim	Mineral Tenure	Area (ha)	Expiry Date	Location
Checkmate/ Stuart 1	502741	1,013.27	December 31, 2014	104K056
Stuart 2&3	502743	929.37	December 31, 2014	104K056
SUTL 1&3	502778	1,061.93	December 31, 2010	104K066
SUTL 2&4	502775	1,213.63	December 31, 2010	104K066
SUTL 14	509580	67.42	December 31, 2010	104K066
SUTL 16	509581	269.82	December 31, 2010	104K066
Thorn 1	504172	455.77	December 31, 2014	104K058
Thorn 2	504173	303.84	December 31, 2014	104K058
Thorn 3&4	502745	928.84	December 31, 2014	104K057
Thorn 5&6	501282	1,351.95	December 31, 2014	104K057
Thorn 7&13	502746	1,282.25	December 31, 2014	104K056
Thorn 8&9	502747	1,299.00	December 31, 2014	104K057
Thorn 10-11	502748	607.68	December 31, 2014	104K057
Thorn 12	502749	404.69	December 31, 2014	104K066
Thorn 14&15&16	502750	1,148.12	December 31, 2014	104K057
TUN 1	502817	591.89	December 31, 2010	104K056
TUN 2&4	501261	1,336.35	December 31, 2010	104K057
TUN 3	502821	423.08	December 31, 2010	104K046

The Corporation has earned 100% interest in the property, subject to a net smelter royalty. Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 200,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

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

•

B Zone: The B Zone is a 1-5 meter wide zone of vuggy silica, chalcedonic veining and quartz breccia with relatively minor pyrite, enargite and tetrahedrite, which has been traced for about 300 meters along strike. Five 1986 drill holes tested the B Zone.

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

•

Talisker Zone: The Talisker Zone, discovered in 2004 by drilling a blind Induced Polarization geophysical anomaly, has been intersected by three drill holes over a 200 meter strike length and consists of disseminated and vein-style high sulphidation mineralization.

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

Surface Exploration, Geophysics and Drill Programs

A seven-hole, 498 meter drill program conducted on behalf of Cangold (formerly First Au Strategies) tested three showings over a 1.2 kilometer trend in 2002. Three shallow holes were collared at the Oban Breccia to test surface mineralization. All three holes intersected weakly mineralized breccia. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization.

In 2003, work focused on trenching within the Oban soil geochemical anomaly and drill-testing the Oban breccia pipe. 841 meters of trenching exposed approximately 10% outcrop consisting of weakly mineralized breccia pipe. Eight diamond drill holes totaling 876 meters of ATW core were completed. Four holes (TH03-19 to TH03–22) intersected significant zones of fine-grained pyrite-sphalerite-boulangerite mineralization occurring as matrix infill between breccia clasts. The high grade intersections define a steeply northwest-dipping mineralized zone with an apparent width of 14-26 meters. Generally lower-grade zones (12-25 meter apparent width) flank this mineralized core.

In 2004, an Induced Polarization (“IP”) geophysical survey demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. Later in the year, a drill program was completed consisting of 1810 meter in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor and IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 meter long IP anomaly and intersected 56.1 meters of 1.27 grams per tonne gold, 16.7 grams per tonne silver and 0.19% copper in a new zone dubbed the Talisker Zone. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 grams per tonne (7.7 ounces/ton) gold two kilometers north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work.

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

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 meters with intercepts in both 2005 step out holes including 4.2 meters of 4.44 grams per tonne gold, 407.9 grams per tonne silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng., of Equity Exploration Consultants Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006.

Cangold Limited was operator for this project and proposed a drill program during 2006. This initial plan was later withdrawn and no work was completed on the project during 2006, 2007 or 2008.

Future Exploration Programs

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. The Corporation is seeking a partner to advance exploration on the project. There are currently no plans to conduct exploration on the property in 2009.

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

Property History

The East Gold Mine, surrounded on three sides by the Tide property, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 grams per tonne gold and 3,106 grams per tonne silver from narrow quartz-sulphide veins.

The first recorded work on the Tide property was done by Northair Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several gold-bearing showings, and drilling 455 meters in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totaling 120 meters in 1990, but three were abandoned in overburden. The best intersection from the three completed drill holes in 1986 and 1990 assayed 4.11 grams per tonne gold over 0.76 meters.

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

Property Acquisition

The Corporation purchased the Tide property in August 2001 from Newmont Canada Limited for a total cash expenditure of $10 with an underlying 1.5% net smelter royalty (“NSR”) in the event the property becomes commercially feasible to mine. This NSR has been transferred to Franco-Nevada Corporation.

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

Property Geology

The Tide property is largely underlain by andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. These form part of the Norian to Pliensbachian Unuk River Formation at the base of the Hazelton Group and have been extensively hornfelsed by thick sills related to the roughly coeval Summit Lake Stock. This stock, centered south of the Tide property and dated at 192.8+2 Ma, is a 2 x 3 kilometers body of fresh, medium- to coarse-grained, equigranular hornblende granodiorite. To the north, it tails off into a 200-1,000 meter wide sill complex, which extends northward through the Tide property. The sill complex is generally feldspar-hornblende+biotite porphyritic, is variably altered and appears related to precious metal-bearing mineralization on the Tide property.

Mineralization

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 3,200 meter area on the eastern flank of Tide Mountain. Mineralization appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sills of the Summit Lake Stock. The zones (Arrow, High-Grade, Brown Bear, 52 and part of the Southpit) within the sill, or proximal to its contacts, appear to be relatively enriched in silver, lead, zinc and antimony; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in gold and arsenic.

The “distal” gold-arsenic zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanic and volcaniclastic rocks; they lie within a 500 meter wide band which parallels the sill complex and lies 100-900 meters west of its contact. The “proximal” group of mineral occurrences consists of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 meters west of the sill contact. Both the distal and proximal groups contain locally high precious metal contents, including 53.0 grams per tonne gold (distal - Southpit Zone), 105 grams per tonne gold and 598 grams per tonne silver (proximal - Arrow Zone), and 593 grams per tonne gold and 14,708 grams per tonne silver (proximal - 52 Zone). Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 meters north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization, although the porphyry sills have not been mapped this far north.

Surface Exploration, Geophysics and Drill Programs

An initial program of mapping and prospecting was carried out in September 2001 from a camp on the road. Mapping and prospecting were carried out at a scale of 1:2,500, with rock samples taken from mineralized and altered outcrops and boulders.

In 2004, the Corporation conducted two phases of exploration: an early summer program of geological mapping, prospecting and soil geochemical sampling infilling areas with poor sample coverage followed by a fall program of diamond drilling consisting of four holes totaling 598 meters and further prospecting.

Four reconnaissance holes, totaling 598 meters, were drilled by Serengeti Resources in late 2004 testing the Arrow, Southpit, High Grade Pit and 36 zones. Significant gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1 gram per tonne gold over 129.4 meters including 39.6 meter at 1.93 grams per tonne gold. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 meters of greater than 0.5-gram per tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property and the Brown Bear Zone which may be a continuation of the Arrow Zone mineralization.

An airborne magnetics and electromagnetics geophysical survey was flown over the property in the spring of 2005 to aid in drill targeting and identifying structural trends on the property.

The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization at the 36 Zone. Eight holes totaling 967 meters were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 grams per tonne) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 meters by 2,100 meters in size, with diamond drilling having tested an area of 170 by 350 meters. Favourable results from preliminary metallurgical studies show that this mineralization is amenable to leaching, with gold recoveries averaging 73-81%. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. The program focused on the 36, Southpit and Northpit Zones.

In 2007, American Creek conducted an exploration program consisting of 1,835 meters of diamond drilling in eight holes to test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 meters @ 1.00 grams per tonne gold, 121.7 meters @ 0.72 grams per tonne gold), and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. This data will better define spatial trends of higher fracture density to be used for drill targeting in future.

Every hole drilled in the 2007 program returned anomalous gold values over large widths, including Tide07-13, which averaged 0.49 grams per tonne gold over the entire 207 meter length of the hole and Tide07-14 which averaged 0.33 grams per tonne gold over the entire 247 meter length. Highlights include Hole Tide07-13, aimed at testing the southern extents of the 36 Zone, which included two separate intervals of 43.6 meters of 1.0 grams per tonne gold and 22.5 meters of 0.94 grams per tonne gold. Two holes were completed at the Northpit target, located 375 meters east of the 36 Zone, that returned 0.92 grams per tonne gold over 19.0 meters and 1.02 grams per tonne gold over 15.0 meters. One hole at the Riptide target, located 600 meters east of the 36 Zone, returned 0.27 grams per tonne gold over 11.1 meters.

The sampling programs were conducted by Equity Exploration Consultants Ltd. under the direction of Henry J. Awmack, P. Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on April 30, 2008. There have been no material changes since that date.

No work was completed on the Tide program during 2008.

Future Exploration Programs

For 2009, American Creek, who is operator, has not proposed a program.

Wernecke Breccia, Yukon

ALASKA
U.S.A.
WERNECKE
PROJECT
Dawson
City
Mayo
YUKON
N.W.T.
NUNAVUT
WHITEHORSE
YELLOWKNIFE
B.C.
ALBERTA
SASK.
EDMONTON
PACIFIC
OCEAN
Vancouver
VICTORIA
0
200
400
800
kilometres
RIMFIRE MINERALS
CORPORATION
WERNECKE PROJECT
Drawing :

GREMLIN
PACER
HOOVER
ELLY
CARIBOU
FIREWEED
RADIO
SLAB
VB
Camp
SLATS
LOST MOOSE
FAIR
NUCK
ARGH
HOOP
TVA
URSUS
GLACIER LAKE
DOBBY
MICA-HAIL
REID
OLYMPIC
PIKA
FACE
AUKS
LOOK-SEE
JAZZ_THUNDER MTN

20 km

Competitor Claims
Fronteer Claims

RIMFIRE MINERALS CORPORATION

WERNECKE PROJECT

PROJECT AREAS
TENURE

Date: February [illegible]	
Author:	
Office:	
Drawing :	
	Projection: [illegible]

Location and Introduction

The Wernecke Breccia properties, consisting of 1,926 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. The property is situated in typical alpine, glaciated terrain, with elevations ranging from 1,065 to 2,165 meters above sea level.

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

Surface Exploration, Geophysics and Drill Programs

During 2006, Fronteer completed a $2.8 million exploration program comprised of prospecting, geological mapping, geochemical sampling and a 9,750-line-kilometer airborne gravity geophysical survey. Survey data was combined with surface geochemistry results and proprietary magnetic and radiometric data obtained from Newmont Exploration of Canada Ltd. to select drill targets for 2007 programs. Through the course of the 2006 program, Fronteer evaluated 48 target areas for their potential to host Olympic Dam-style copper-gold-uranium and stand-alone uranium deposits. Surface sample results have been compiled for two target areas; the Thunder Mountain property and Fireweed prospect.

The Thunder Mountain property is a new gold-uranium-copper anomaly. A total of 25 samples were taken over an area of approximately 400 by 550 meters. Copper-bearing breccia was also noted nearby. The Fireweed prospect is a new uranium prospect where 93 boulders of iron oxide-potassium feldspar-silica altered chlorite schist were collected over a 200 by 400 meter area and averaged 0.22% U3O8. Twenty-two samples assayed in excess of 0.14% U3O8.

Fronteer commenced a $6 million exploration program early in 2007. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. The 2007 field program was completed by middle of October. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6,538 meters in 28 holes were drilled.

The most encouraging results from the 2007 drilling have been returned from the Hoover Zone. New results, combined with nine historical drill holes completed in the mid-1990’s, indicate the Hoover Zone mineralization has the potential to expand along strike to the north and south as well as down dip. Mineralization has been intersected in 11 widely spaced holes and over approximately 500 meters of strike length. Two of the best results include 0.56% copper and 0.11 grams/tonne gold over 89 meters, including 0.82% copper and 0.17 grams/tonne gold over 39 meters in HV07-22 and 0.56% copper and 0.16 grams/tonne gold over 45.5 meters in HV07-27. A narrower higher grade interval in HV07-27 returned 1.84% copper and 0.53 grams/tonne gold over 17.3 meters while a another 16.4 meter interval in hole HV07-21 returned 0.86% copper and 0.22 grams/tonne gold. At the Pagisteel prospect the only hole drilled this year returned a 6.1 meter interval of 2.57% copper and 0.97 grams per tonne gold. The Pagisteel prospect is characterized by a 4-kilometers long trend of anomalous gold and copper soil and rock geochemistry that is largely covered with overburden.

The program was conducted by Equity Exploration Consultants Ltd. under the direction of Jim Lehtinen, P.Geo who is a qualified person under National Instrument 43-101. A technical report was filed on SEDAR on April 29, 2008. There have been no material changes since that date.

Future Exploration Programs

No work is planned for 2009. Fronteer and the Corporation will be seeking joint venture partners to continue exploration of the property.

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

The following table details the claims that comprise the Williams property with legal identification (Mineral Tenure) size, expiry date, and location.

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
BT & BT1	502764	1449.39	December 31, 2014	094E072
BT2&3	502770	844.804	December 31, 2014	094E082
BT 4	514151	241.631	December 31, 2014	094E072
BT 5	514152	103.586	December 31, 2014	094E072
BT 6	514153	431.419	December 31, 2014	094E071
BT 7	514154	431.172	December 31, 2014	094E071
BT 8	514156	431.07	December 31, 2014	094E082
BT 9	514162	414.052	December 31, 2014	094E071
BT 10	514163	310.281	December 31, 2014	094E081
BT 11	522391	413.788	November 18, 2014	094E081
BT 12	522392	413.667	November 18, 2014	094E081
BT 13	522394	241.247	November 18, 2014	094E081
BT 14	522395	431.051	November 18, 2014	094E081
GOS	502766	829.114	December 31, 2014	094E072
ROK1 &2	502768	673.359	December 31, 2014	094E072
NORTH 1	514157	430.824	December 31, 2014	094E082
NORTH 2	514158	413.384	December 31, 2014	094E082

Claim Name	Mineral Tenure	Area (hectares)	Expiry Date	Location
NORTH 3	514159	430.735	December 31, 2014	094E082
NORTH 4	514160	430.685	December 31, 2014	094E082
WILL 1&2	502774	396.407	December 31, 2014	094E082
WILL 3&4	502773	965.782	December 31, 2014	094E072
WILL 5-18	542677-542690	5,864.022	December 31, 2009	094E082
WILL 19-37	542692-542710	8,027.515	December 31, 2009	094E073
WILL 38-40	542712-542714	1,240.941	December 31, 2009	094E082
WILL 41	549158	276.0775	December 31, 2009	094E073

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

Property Geology

The T-Bill prospect is underlain by penetratively deformed Devono-Permian Asitka Group metavolcanics which have been altered to carbonate-muscovite-quartz schist over an area of 1,200 x 2,300 meters. This alteration is confined to the core of a northeasterly-trending structural dome and is controlled both by foliation and by steep cross-cutting structures. Gold-rich quartz-arsenopyrite veins, locally with visible gold, are broadly co-spatial with the carbonate-muscovite alteration, although they extend into unaltered chlorite schists with only centimeter-scale alteration envelopes. Individual veins generally cut across foliation and are rarely wider than 30 centimeters, although swarms of veinlets are common. Potential for a bulk-mineable target is indicated by broad low-grade intersections. The T-Bill prospect is marked by a strong 2 x 3 kilometer gold-arsenic soil geochemical anomaly whose limits reflect masking by till and talus cover as much as by changes in alteration and mineralization of the underlying bedrock.

The GIC prospect is centered less than two kilometers north of the T-Bill prospect’s northern edge, across a broad valley which may mark a major east-west fault. The GIC prospect is hosted by undeformed Takla Group volcanics, presumably down-dropped by the east-west fault, which have been hornfelsed, silicified and pyritized by a multiphase intrusion. A 500 x 900 meter, open-ended, gold-copper soil geochemical anomaly encloses two gossans. At the more prominent one, intensely silicified tuff is in contact with crowded feldspar porphyry. A more subtle gossan 500 meters to the southeast was formed from pyritic hornfels.

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

Stikine carried out a 3-D Induced Polarization (IP) geophysical survey in September 2002. The survey was undertaken to define areas of higher chargeability reflecting increased sulphide content and higher resistivity reflecting silicification. The survey defined a large chargeability anomaly, measuring 400 by 300 meters, immediately north of the area tested by the previous drilling. This anomaly is also coincident with a broad 700 by 1,000 meters resistivity anomaly. Contour soil samples from the northwest portion of the chargeability/resistivity anomaly are highly anomalous in gold for over 800 meters.

In 2003, Stikine conducted an 11-hole (2,855 meter) drill program targeting the 800 by 450 meter resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization (6.92 meters of 6.0 grams per tonne gold.) Additional gold mineralization was intersected further down the hole.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 600 by 1,800 meter chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 meter, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500 to 750 meter gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 grams per tonne gold over 3.73 meters. Several gossans lie within the soil anomaly.

During 2006, Arcus conducted a five-hole (881 meter) program of diamond drilling. The program confirmed that alteration mineralogy and mineralization consistent with porphyry-style hydrothermal systems is present at the GIC. All holes intersected anomalous gold, copper and molybdenum concentrations over broad intervals. Drilling mainly targeted the till-covered southern flank and core of the IP chargeability, which drilling has shown to be a result of strong pyrite mineralization.

An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006 was conducted during August and September 2007. Work covering unexplored jarosite gossans east of the GIC area drilled in 2006, led to the identification of the LN Anomaly, a 450 by 900 meter molybdenum, copper+/-gold-in-soil anomaly. The anomaly, which remains open to the east, is coincident with an airborne magnetic high.

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

The sampling programs were conducted by Equity Exploration Consultants Ltd. under the direction of Jim Lehtinen, P.Geo, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report was filed on SEDAR on February 27, 2007. No material changes have occurred since the report was filed.

Future Exploration Programs

No exploration program is planned for the Williams property in 2009. The Corporation is seeking joint venture partners to continue exploration on the property.

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

A prospector discovered the Auddie in a 60 meter outcrop exposure on a recently constructed logging road. Chip sampling by the Corporation in October 2006 yielded one interval which assayed 0.16% copper and 0.02 grams per tonne gold over 28 meters. A second interval averaged 0.31% copper and 0.02 grams per tonne gold over 15 meters. These two intervals are separated by a 17 meter gap in sampling where bedrock is obscured by stockpiled, but mineralized, road fill material. Overburden covers outcrop at either end of the mineralized section, and as such, the full extent of this mineralization is unknown. Mineralization is hosted in porphyritic to equigranular monzonite with pervasive potassium feldspar alteration. Chalcopyrite and pyrite mineralization occurs on fractures and in quartz veinlets.

Effective January 29, 2007, the Corporation signed an option agreement to purchase a 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million. The Corporation is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008 (paid)

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Corporation completed the required exploration expenditures of $30,000 in 2007. This agreement was terminated effective January 28, 2009 when the property was returned to the vendor.

During 2007, an initial field evaluation consisting of mapping and limited soil sampling was conducted followed by a 6 line-kilometer induced polarization geophysical survey.

Chuchani Property, Liard Mining Division

The Chuchani property, consisting of nine claims (3450 hectares), is located in the Liard Mining Division of British Columbia approximately 148 kilometers north-northwest of Stewart, British Columbia and 64 kilometers north of the Eskay Creek Mine. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have in turn been overlain to the east by clastic sediments of the Bowser Basin. A review of government data files indicates that no previous exploration work has been reported on this property. In 1991, Canadian Caribou Resources conducted a small prospecting and geochemical exploration program off the northwest corner of the property on what was then known as the Quest Property. They identified pyrite and pyrrhotite mineralization associated with Triassic felsic units. A limited program of prospecting and sampling conducted during the fall of 2008 did not produce results worth continued exploration. The claims were permitted to lapse in November 2008.

Kizmet Property, Atlin Mining Division

The Kizmet property consisting of eight claims (5,471 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). The Corporation contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc. The Corporation has retained the core group of claims and permitted the outlying claims to lapse.

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

No exploration program has been planned for 2009. The Corporation intends to seek joint venture partners for some or all of the claims.

Poker Creek, Liard Mining Division

The Poker Creek property, consisting of 12 claims (5,035 hectares), is located approximately 16 kilometers west of the town of Telegraph Creek. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have been intruded by numerous igneous bodies of Triassic and Jurassic age. The claims were staked to cover potential copper gold porphyry mineralization.

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

In August 2008, a helicopter supported seven day reconnaissance program of soil sampling, prospecting and geological mapping was carried out on the claims. Two soil lines returned highly anomalous results in copper and to a lesser extent gold over a roughly 1 by 1 kilometer area. Adjacent silt sample results indicate an area in excess of three kilometers east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

No exploration program has been planned for 2009. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division

A total of seven properties, covering 34,570 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line-kilometer helicopter airborne magnetics survey was completed during November 2007.

During 2008, Rimfire completed surface reconnaissance programs over all seven target areas. Alteration consistent with porphyry copper – gold mineralization systems was encountered on three targets including anomalous copper geochemistry in rocks on two of these targets and anomalous copper and gold geochemistry in soil samples from one target area. The remaining geophysical targets all occur beneath till or young basalt cover.

Effective April 21, 2009, Xstrata Canada Corporation signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the Bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

Xstrata will carry out a surface exploration program consisting of Induced Polarization geophysical surveys and geochemical surveys over all seven target areas in 2009. Xstrata will act as operator and fund the exploration programs.

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

Pursuant to an Option and Joint Venture Agreement dated as of July 1, 1998, with Boliden Westmin (Canada) Limited, ("Boliden") as amended October 11, 2000, the Corporation acquired a 51% interest in the Fer Property. Boliden’s interest in the property has been sold to NVI Mining Ltd. Under a letter of agreement dated November 26, 2008 NVI Mining Ltd. has sold their interest to the Corporation subject to an NSR of 2%.

The Corporation does not consider the Fer Property to be a principal property. The Corporation intends to seek a third party to option the property.

Yukon Uranium Project, Yukon

The Yukon Uranium Project, consisting of 400 claims, is located approximately 60 kilometers west-southwest of Dawson City. The claims target anomalous uranium geochemistry in stream sediment and soil samples. The Corporation, which holds a 100% interest in these claims subject to a 1% NSR, has optioned these claims to Longview Capital Partners. The claims were permitted to lapse in July 2008, terminating the option agreement.

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

The Corporation signed an option agreement dated February 22, 2007 with with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Alaska properties. The terms of the agreement provide that Rubicon will fund exploration expenditures of:

•

USD$750,000 on or before November 27, 2007 (completed)

•

an aggregate of USD$1,500,000 on or before November 27, 2008 (completed)

•

an aggregate of USD$2,250,000 o on or before November 27, 2009

•

an aggregate of USD$3,000,000 on or before November 27, 2010

•

an aggregate of USD$3,800,000 on or before November 27, 2011; and

•

an aggregate of USD$4,800,000 on or before November 27, 2012

Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The specific mining claims in the Goodpaster Mining District in which the Corporation holds an interest are set out in the following table:

Project	Claim	Mineral Tenure (ADL)	Location
Bou - Swede	Bou 21-22	594583-594584	Fairbanks M., T.S. 7S, Range 18E
	Bou 31-32	594593-594594	Fairbanks M., T.S. 7S, Range 18E
	Bou 41-42	594603-594604	Fairbanks M., T.S. 7S, Range 18E
	Bou 51-52	594613-594614	Fairbanks M., T.S. 7S, Range 18E
	Bou 61-62	594623-594624	Fairbanks M., T.S. 7S, Range 18E
	Bou 71-72	594633-594634	Fairbanks M., T.S. 7S, Range 18E
	Bou 1-7	651861-651867	Fairbanks M., T.S. 7S, Range 18E
	SWD 1-38	651938-651975	Fairbanks M., T.S. 6S, Range 14E/15E
	SWD 39-182	651976-652119	Fairbanks M., T.S. 7S, Range 14E/15E
	SWD 183-246	652120-652183	Fairbanks M., T.S. 8S, Range 15E

Project	Claim	Mineral Tenure (ADL)	Location
Cal-Surf	BEV 1-64	606861-606923	Fairbanks M., T.S. 6S, Range 15E/16E
	BND 1-95	606924-607017	Fairbanks M., T.S. 6S, Range 16E/17E
	BNDN 1-70	651868-651937	Fairbanks M., T.S. 5S, Range 16E/17E
	CEN 17-80	594779 - 594842	Fairbanks M., T.S. 6S, Range 16E
	CHF 1-2*	611000 - 611001	Fairbanks M., T.S. 5S, Range 17E
	CHF 37-38*	611036 - 611037	Fairbanks M., T.S. 5S, Range 17E
	CHF 73-74*	611072 - 611073	Fairbanks M., T.S. 5S, Range 17E
	CHF 109-110*	611108 - 611109	Fairbanks M., T.S. 5S, Range 17E
	CHF 145-146*	611144 - 611145	Fairbanks M., T.S. 5S, Range 17E
	HAB 22-30	595093 – 595101	Fairbanks M., T.S. 6S, Range 17E
	HAB 34-43	595105 – 595114	Fairbanks M., T.S. 6S, Range 17E
	HAB 47-56	595118 - 595127	Fairbanks M., T.S. 6S, Range 17E
	LCC 14-20	595141 - 595147	Fairbanks M., T.S. 6S, Range 17E
	LCC 24-30	595151 - 595157	Fairbanks M., T.S. 6S, Range 17E
	LCC 4-10	595131 - 595137	Fairbanks M., T.S. 6S, Range 17E
	LH-1-16	644745-644760	Fairbanks M., T.S. 6S, Range 17E
	PAR 1-11	595382 – 595392	Fairbanks M., T.S. 6S, Range 15E/16E
	PAR 14-24	595395 – 595405	Fairbanks M., T.S. 6S, Range 15E/16E
	PAR 27-37	595408 – 595418	Fairbanks M., T.S. 6S, Range 15E/16E
	PAR 40-50	595421 – 595431	Fairbanks M., T.S. 6S, Range 15E/16E
	PAR 53-121	595434 - 595502	Fairbanks M., T.S. 6S, Range 15E/16E
	PC-1-25	644761-644785	Fairbanks M., T.S. 6S, Range 16E
	Scot 1-27	605472 - 605498	Fairbanks M., T.S. 5S, Range 15E/16E
	SHARP 29-33	595531 – 595535	Fairbanks M., T.S. 6S, Range 17E
	SHARP 43-47	595545 – 595549	Fairbanks M., T.S. 6S, Range 17E
	SHARP 57-61	595559 – 595563	Fairbanks M., T.S. 6S, Range 17E
	SHARP 71-75	595573 - 595577	Fairbanks M., T.S. 6S, Range 17E
	SHARP 85-89	595587 - 595591	Fairbanks M., T.S. 6S, Range 17E
	SHARP 99-103	595601 – 595605	Fairbanks M., T.S. 5S, Range 17E
	SS-1-42	644786 - 644827	Fairbanks M., T.S. 5S/6S, Range 17E

* Staked by Rubicon and included in the Cal-Surf property.

Project	Claim	Mineral Tenure (ADL)	Location
Cal-Surf	STER 35-40	595663 - 595668	Fairbanks M., T.S. 6S, Range 17E
	STER 45-50	595673 - 595678	Fairbanks M., T.S. 6S, Range 17E
	STER 55-60	595683 - 595688	Fairbanks M., T.S. 6S, Range 17E
	STER 65-70	595693 - 595698	Fairbanks M., T.S. 6S, Range 17E
	STER 75-80	595703 - 595708	Fairbanks M., T.S. 6S, Range 17E
	STER 85-90	595713 - 595718	Fairbanks M., T.S. 5S, Range 17E
Eagle-Hawk	Eagle 1-106	579385-579490	Fairbanks M., T.S. 7S, Range 11E/12E
	EX 1-20	605507-605526	Fairbanks M., T.S. 7S, Range 11E/12E
	EX21-33	641468-641480	Fairbanks M., T.S. 7S, Range 11E/12E
	SAND 1-39	605420 - 605458	Fairbanks M., T.S. 7S, Range 11E/12E
	EGLE 1-362	652208-652569	Fairbanks M., T.S. 7S, Range 11E/12E
ER-Ogo-Fire	ER 3-12	579158-579167	Fairbanks M., T.S. 5S, Range 13E
	ER 15-24	579170-579179	Fairbanks M., T.S. 5S, Range 13E
	ER 27-36	579182-579191	Fairbanks M., T.S. 5S, Range 13E
	ER 39-48	579194-579203	Fairbanks M., T.S. 5S, Range 13E
	ER 51-60	579206-579215	Fairbanks M., T.S. 5S, Range 13E
	ER 63-72	579218-579227	Fairbanks M., T.S. 5S, Range 13E
	ER 75-84	579230-579239	Fairbanks M., T.S. 5S, Range 13E
	ER 87-96	579242-579251	Fairbanks M., T.S. 5S, Range 13E
	ER 99-108	579254-579263	Fairbanks M., T.S. 5S, Range 13E
	ER 111-120	579266-579275	Fairbanks M., T.S. 5S, Range 13E
	Fire 4-12	579034-579042	Fairbanks M., T.S. 5S, Range 13E
	Fire 16-56	579046-579086	Fairbanks M., T.S. 5S, Range 13E
	JAZZ 1-13	605459-605471	Fairbanks M., T.S. 5S, Range 13E
	Ogo 35-39	595262-595266	Fairbanks M., T.S. 5S, Range 14E
	Ogo 42-76	595269-595303	Fairbanks M., T.S. 5S, Range 14E/13E
	Ogo 143-154	595370-595381	Fairbanks M., T.S. 5S, Range 13E
	ZAPPA 1-4	605091 - 605094	Fairbanks M., T.S. 5S, Range 13E

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

In August 2003, Western Keltic sold its 70% interest in these claims to the Corporation, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency): Western Keltic’s interest in the property has been acquired by Capstone Mining Corporation.

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

The SE Surf area lies in the southeast corner of the California-Surf property and consists of the HAB, LCC and LH claims. Three distinct gold soil anomalies are coincident with strong bismuth, arsenic, antimony and weaker silver, molybdenum and tungsten. The three soil anomalies have dimensions of 2.4 kilometers by 0.5 kilometers, 1.2 kilometers by 1.1 kilometers, and 2.2 kilometers by 0.5 kilometers and are oriented in an east-west direction with a weak north-south component. Mineralization has been found in boulders over an area measuring 250 by 200 meters and consists of intensely quartz- and sericite-altered porphyritic granite. Although the anomalous gold in soils has associated high bismuth, no elevated bismuth has been found in rock samples collected to date. This indicates that there may be other styles of gold-bismuth-bearing mineralization that have yet to be found.

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

Drilling during September 2000 (4 holes, 827.1 meters) at the Boundary Property revealed three styles of gold mineralization, and indicated that gold mineralization is more widespread than indicated by surface sampling. The highest gold values are hosted in 1-5 centimeter quartz-pyrite-pyrrhotite veinlets that locally contain visible gold intergrown with bismuthinite. Broader zones of elevated gold values are found in quartz-sericite altered or sheared gneiss locally cut by hairline quartz-pyrite-calcite stringers. Less commonly, quartz-pyrite-bismithunite possibly with arsenopyrite and/or gold veinlets occurs in pegmatitic marginal phases of granitic dykes. The strong gold-bismuth correlation, associated alteration and gold-bearing pegmatitic granite indicate a geological setting not unlike other plutonic gold-type deposits in the region.

In 2001, work consisted of an airborne radiometric and magnetic survey over the California-Surf property, limited auger soil sampling and a 619 meter drill hole in the Boundary area, which was followed by a regional soil sampling program evaluating six geochemical-geophysical target areas.

Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the Corporation staked 842 claims covering 53,695 hectares (132,680 acres).

The Corporation’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1,403 soil and 158 rock samples were collected. Anomalous results in soils and silts were obtained in the newly surveyed Boundary North area, which is located approximately 2 kilometers north of the previously referred to Boundary area.

The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 meters. A combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the California-Surf property. Results obtained in hole CN07-1 included a 7.4 meter quartz vein intersection that averaged 1.2 grams per tonne gold including 2.5 meters averaging 2.2 grams per tonne gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 meters, to follow up the result of CN07-1. Significant assay results from a 12.2 meter section of quartz-pyrite stringers returned anomalous levels of gold.

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program on the Goodpaster properties. This program generated 118 rock samples and 27 pan concentrates during a 60 man-day program conducted between mid-May and late August.

Future Exploration Programs

Rubicon is operator for the 2009 field program. No program has been proposed.

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

During September 2000, Hyder Gold Inc. completed a five hole, 274.3 meter diamond drilling program on the Eagle property. The aim of the program was to test portions of the gold soil geochemical anomaly. Drill hole EA00-03 encountered weakly porphyritic granite which was consistently cut by quartz, quartz-calcite and, less commonly, quartz-pyrite-arsenopyrite veinlets.

In 2002 and 2003, AngloGold conducted auger soil surveys as well as tree bark sampling for biogeochemical studies. Both techniques defined areas of anomalous gold-arsenic and bismuth geochemistry. These geochemical results define a 1,500 meter by 3,000 meter gold-arsenic-bismuth-tungsten soil anomaly. Recovery of rock chips from soil sample pits revealed extensive alteration and in some instances quartz-carbonate stringer-style mineralization.

Two phases of work were completed on the Eagle property in 2004; soil sampling to expand the previous focused soil grid to its current length of 6 kilometers with lines ranging from 0.7 to 1.8 kilometers in length, and a drill program of 9 holes totaling 2,778 meters. Mineralization intersected during drilling consists of quarts-sulphide vein stockworks containing gold hosted in a granitic stock. A total of 24 narrow intercepts containing greater than 1 gram per tonne gold were intersected. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

During 2006, the Corporation conducted a regional exploration program on these claims. Of particular significance are anomalous gold in silt results obtained from a continuous area to the east, southeast and south of the granitic body that has thus far been the focus of exploration. This anomalous zone extends 5 kilometers outward from the granitic body forming a 10 kilometer arc. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Eagle-Hawk property.

Following analysis of previous field program results, the 2008 exploration program was designed to conduct project-scale prospecting and reconnaissance exploration work on areas not previously examined and to conduct prospect-scale mapping, sampling and follow-up drilling on targets not previously drilled. Field work was carried out between mid-May and late August from a helicopter-support base camp near Delta Junction. This program generated 13 rock samples, 67 soil samples and 4 pan concentrate samples during a 39 man-day program.

Future Exploration Programs

Rubicon is operator for the 2009 field program. No program has been proposed.

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

Auger soil sampling surveys in 2003 expanded the geochemically anomalous area beyond that outlined by reconnaissance style surveys conducted in 2002. Results of the geochemical survey defined a 1,500 by 300 meter gold-arsenic-bismuth-antimony soil anomaly. Six diamond drill holes totaling 2,161 meters tested four widely spaced areas within the soil anomaly. Drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz sulphide veins and vein breccias. A total of 32 intercepts of greater than 1 gram per tonne gold were intersected. A ground geophysical survey conducted late in the season appears to outline early granitic phases that are believed to form a prospective host rock for veining.

During 2004, AngloGold completed a NSAMT (Natural Source Audio Frequency Magneto-Telluric) geophysical survey, soil geochemical sampling and three drill holes totaling 997 meters on the ER project. Drilling further defined a northwest trending vein structure that is open to the northwest and downdip. Hole ER04-7, following up on a 0.5 meter intercept that assayed 63 grams per tonne gold in 2003, intersected 4.1 grams per tonne gold over 1.3 meters.

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

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program which generated 359 rock samples and 9 pan concentrates. One high priority target was subsequently drilled. Three drill holes were completed at the ER target for a total of 335 meters. Two of these holes intersected narrow quartz veins with anomalous concentrations of gold in them. 143 man-days were spent conducting field work on the project during the period mid-May through late-August.

Future Exploration Programs

Rubicon is operator for the 2009 field program. No program has been proposed.

Bou-Swede Property

The Bou group of 19 claims and the Swede group of 246 claims are located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the Bou property are almost exclusively granite. Mineralization on this property consists of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 meter area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometers south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 meters that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Bou-Swede property.

Following analysis of previous field program results, the 2008 exploration program was designed to conduct project-scale prospecting and reconnaissance exploration work on areas not previously examined and to conduct prospect-scale mapping, sampling and follow-up drilling on targets not previously drilled. Pre-season target identification and prioritization was completed between March 1 and April 15. Field work was carried out between mid-May and late August from a helicopter-support base camp near Delta Junction. This program generated 26 rock samples and 3 pan concentrates during a 14 man-day program.

Future Exploration Programs

Rubicon is operator for the 2009 field program. No program has been proposed.

Australia

QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
WALMER
SPRINGFIELD
BARMEDMAN
MURTOA
VICORIA
ARARAT SOUTH
DUNDONNEL
N
W
E
S
0
200
400
kilometres
RIMFIRE MINERALS CORPORATION
RIMFIRE AUSTRALIAN PROJECTS
10/02/09
Latitude Longitude

Lachlan Fold Belt Properties, New South Wales

Location and Introduction

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits are located within the belt.

Property Acquisition

The Corporation holds four exploration licenses covering 57,536 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Corporation originally was granted nine licenses to encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted the Corporation a two-year exclusive right to use the study's target maps and data to acquire licenses and conduct exploration in the 120,000-square-kilometer study area. The Corporation paid a fee for use of the study and upon designation of project areas, the Corporation paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, the Corporation completed the required eligible exploration expenditures of at least USD$150,000. Some of the licences were evaluated then cancelled when it was determined that the areas did not merit additional exploration.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by The Corporation's exploration license applications.

Effective October 21, 2008, the Corporation signed an option agreement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt of New South Wales, Australia. The Springfield gold project lies 12 kilometers south-southeast of the historic mining town of Gulgong and 80 kilometers to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

The Corporation can earn a 51% interest in the project by spending A$1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Corporation to earn 100% of the project by spending A $5 million in exploration.

The Corporation will issue:

•

100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 ounces,

•

500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 ounces,

Should the Corporation receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Corporation decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds of any sale. Once the Corporation has exercised the 100% option, Jaguar would receive 15% of all proceeds of any sale.

Effective December 12, 2008, the Corporation signed a Farm-in agreement with Inmet Mining (Australia) Pty. Ltd. to earn a 60% interest in the Barmedman Property on completion of the following:

Cash payments to the Corporation of:

•

A$50,000 within 5 days of the execution of the agreement (paid)

•

A$50,000 on or before December 12, 2009

•

A$50,000 on or before December 12, 2010

•

A$50,000 on or before December 12, 2011

•

A$50,000 on or before December 12, 2012

Fund exploration expenditures of:

•

not less than A$400,000 on or before April 11, 2009

•

an additional A$400,000 on or before December 12, 2009

•

an additional A$1,000,000 on or before December 12, 2010

•

an additional A$1,200,000 on or before December 12, 2011

•

an additional A$2,000,000 on or before December 12, 2012

The specific tenements in the State of New South Wales in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Springfield	5991	6,954	September 15, 2009
Mt. McDonald	6778	6,557	May 22, 2009
Walmer	6781	24,878	May 22, 2009
Barmedman	6782	15,074	May 22, 2009
Gollan	6875	11,027	September 13, 2009

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

In early 2008, the Corporation completed reconnaissance exploration programs on 5 of 9 licences in the Lachlan Fold Belt (Barmedman, Walmer, Gollan, Goulburn, and Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences. The Barmedman survey consisted of 26 line-kilometer of dipole-dipole IP with 100 meter “a” spacing and 400 meter line spacing. The Walmer survey consisted of 10 line-kilometer of dipole-dipole IP with the same survey parameters. Both surveys were performed by Zonge Engineering and Research Organization Limited.

An exploration program was completed on the Springfield property in late September 2008, consisting of geological mapping, rock chip sampling, minor soil sampling and 23 line-kilometer of IP surveys. The IP survey consisted of a dipole-dipole array with 100 meter “a” spacing and 100 to 400 meter line spacing. The IP survey was performed by Zonge Engineering and Research Organization Limited. The results are currently being compiled. A second program of reverse-circulation or diamond drilling program is being considered depending on the results.

In September 2008, the Corporation completed a diamond drilling program at the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned strongly anomalous gold values and the remaining five returned weakly anomalous gold values. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 meter-wide by 500 meter long induced polarization chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes totalling 287 meters which returned no significant results. No future work is planned at Trounce.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

A preliminary diamond drilling program on the Barmedman license, consisting of 1,200 meters of drilling in four holes is planned for March-April of 2009. In addition, further geochemical techniques, such as MMI geochemical surveys are being contemplated to investigate the entire exploration license.

Victoria Goldfields Properties

Location and Introduction

The Stawell Corridor is a 240 kilometer long belt bound by the Congee and Moyston faults and cored by Northgate Australian Ventures Corporation Pty. Ltd.’s five million ounce Stawell Gold Mine. Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centers. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centers associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

Property Acquisition

Effective July 28th 2008, the Corporation entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Corporation an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

The Corporation agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). The Corporation can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by March 31, 2011 with a minimum expenditure of A$150,000 per property per year. Northgate then has the option on each license to:

1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision;

2) not participate and allow the Corporation to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or

3) participate in a 50/50 joint venture.

The specific tenements in the State of Victoria in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Murtoa	3941	29,475.25	December 17, 2010
Ararat South	4695	38,151.41	April 16, 2011
Dundonnel	4730	19,051.89	November 18, 2011

Regional Geology

Interpretation of regional aeromagnetic and gravity imagery indicates that the Moornambool Metamorphic Complex, located along the western margin of the Stawell Zone of the Lachlan Fold Belt, (Vandenberg et al 2000) continues under Murray Basin unconsolidated sediments within the majority of EL3941. The Moornambool Metamorphic Complex is bounded by the Coongee Fault to the east and Moyston Fault to the west, forming a ~20 kilmeter wide corridor (the Stawell Corridor) that hosts the majority of the 6 million ounces of gold endowment in the Ararat and Stawell areas.

The near surface geology of the Victoria Goldfields properties is dominated by unconsolidated Murray Basin sediments in the north, and Tertiary basalt cover rocks in the south. Interpretation of regional aeromagnetic and gravity imagery indicates that the Cambrian Moornambool Metamorphic Complex, located along the western margin of the Stawell Zone of the Lachlan Fold Belt, continues under the Murray Basin sediment and Tertiary basalt cover within the majority of the tenements. The Moornambool Metamorphic Complex is bounded by the Coongee Fault to the east and the Moyston Fault to the west, forming a ~20 kilometer (12.5 mile) wide corridor (the ‘Stawell Corridor’) that hosts the majority of the 6 million ounces of gold endowment in the Ararat and Stawell areas. Gold mineralization at Stawell is hosted by a reverse fault system in sulphidic sedimentary rocks on the western margin of a basalt dome. The basalt dome and sulphidic sedimentary rocks have traditionally been detected in the Stawell Corridor using a combination of detailed gravity and magnetic geophysics to “see” beneath the cover rocks.

Exploration

The Corporation will be exploring three licences, totaling 120 kilometers of the corridor length, representing all ground outside of a buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometer-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 grams per tonne gold defined by 25 drillholes. Additional targets include kilometer-scale gravity anomalies that have been confirmed through drilling to reflect basalt centers at depth, with coincident gold and pathfinder element geochemical anomalies on surface.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

An Induced Polarization (IP) program and gravity geophysical program to be conducted on targets on the Ararat South and Dundonnel licences is planned for early 2009.

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

Property Acquisition

In January 2005, the Corporation signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Corporation has committed to making USD$300,000 in expenditures within the project area during the term of the two year agreement. The expenditures were completed in January 2007. The Corporation may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. Upon acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. The Corporation has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

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

On June 16, 2006 the Corporation signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Corporation is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before March 31, 2007 (paid)

•

USD$20,000 on or before March 31, 2008 (paid)

•

USD$20,000 on or before each anniversary from March 31, 2009 to March 31, 2010

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Corporation has an option to purchase the property, subject to a 2% NSR for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

The Corporation may purchase 100% of the NSR for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

This agreement was terminated on February 23rd, 2009 when the Gila 24 property was returned to the vendor.

The following table details the claims that comprise the Poncho property with legal identification (Mineral Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
Poncho 1-47	640574-640620	Nye County, T.S.7N/ 8N, Range 38E
Poncho 50-51	650460-650461	Nye County, T.S.7N/ 8N, Range 38E
Poncho 52-120	650462-650530	Nye County, T.S.7N/ 8N, Range 39E

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

The oldest rocks exposed in the central Walker Lane are Middle and Upper Cambrian siliclastic and carbonate rocks. This basement stratigraphy was deformed by both the Mississippian Antler and Triassic Sonoma orogenies. This composite structural package was then intruded by Jurassic to Upper Cretaceous plutons. From approximately 34 million years ago until the present day, the WLB has been the focus of episodic volcanism, including andesite stratovolcanoes, rhyolite flow domes and mafic lava flows. Large-scale structures within the WLB are thought to have partially controlled the localization of volcanism and associated precious metal deposits. The intensity and extensive nature of hydrothermal systems driven by this volcanic-structural regime is marked by over 40 epithermal deposits in the Walker Lane that account for 46.7 million ounces of gold and 436 million ounces of silver in production and resources.

Property Geology

The central portion of the Poncho property is comprised of a window of uplifted Mesozoic limestones, dolomites and siliclastic rocks, flanked by overlying Tertiary volcanic rocks and minor sediments. A series of silica caps, up to 600 meters in diameter, occur at the contact between the Mesozoic sedimentary rocks and the Tertiary volcanic rocks near the intersection of a regional, northwest-trending Walker Lane fault, and smaller, second-order northeast-trending faults. The silica caps are composed of multi-stage hydrothermal breccias with extensive silicification, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. Near the same level as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centers. Veins feeding the silica caps exhibit chalcedonic banding, silica after bladed calcite and needle adularia. These textures are evidence for multiple episodes of boiling, which often indicate a favourable environment for gold accumulation.

Mineralization

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. The main areas of the current exploration program are in the southwest side of the Poncho property, where a series of silica caps, up to 600 meters in diameter, occur at the contact between the Mesozoic sedimentary rocks and Tertiary volcanic rocks near the intersection of a regional, northwest-trending Walker Lane fault, and smaller, second-order northeast-trending faults. Silica caps are composed of multi-stage hydrothermal breccias with extensive silicifcation, and are interpreted to represent zones of structurally-focused hydrothermal upwelling. At the same elevation as the silica caps are local occurrences of siliceous sinter and travertine deposits, features defining the paleo-surface within epithermal centers. A system of veins, with individual veins measuring several meters wide up to 15 meters wide, trend into the silica caps. These veins exhibit chalcedonic banding, silica after bladed calcite and needle adularia all of which are interpreted as boiling textures that favour gold-silver mineralization.

Surface Exploration, Geophysics and Drill Programs

During 2006, mapping and prospecting programs identified potential drill targets. In early 2007, the Corporation completed a 5200’ foot reverse circulation drill program in 7 holes, testing five individual vein targets: Poncho Zone, Main Silica Cap, Silverthorne Zone, Ranchero Zone and the Calcite Zone. All drill holes intersected significant vein zones from 5 to 35 feet wide that display vein in-fill, textures and associated alteration (chlorite, silica, carbonate, pyrite) indicative of multiple veining/brecciation events in the boiling zone of an epithermal system. Marginal gold values of 1 to 2 grams per tonne gold over five to ten foot intervals were returned from the Poncho Zone, Main Silica Cap and Silverthorne Zone. For all drill holes the epithermal pathfinder elements arsenic, mercury and antimony show systematic increases with elevation, particularly a sharp increase at 5,700’ elevation above sea level. We interpret this inflection to represent a sharp thermal gradient at the top of the hydrothermal system. Current drilling has only tested 150 to 170 meters below this sharp thermal gradient, whereas potential zones of gold deposition may occur further at depth. The amount of silicification on the Poncho property suggests a significant hydrothermal system, possibly centered on the Main Silica Cap. Deeper drilling of vein structures below the Main Silica Cap is recommended to further test the potential for gold deposition at depth.

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

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period February 1, 2009 to January 31, 2010 will be approximately $1,126,000. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$ 5,458	$ 65,500
Insurance	3,500	42,000
Investor services	1,248	14,980
Management services	10,800	129,600
Office	4,160	49,915
Marketing and promotion	16,046	192,550
Rent	11,060	132,720
Salaries & support services	39,083	468,994
Travel & entertainment	2,492	29,900
TOTAL	$ 93,847	$ 1,126,159

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

OPERATING RESULTS

The Corporation has commenced planning for transition of Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) as developed by the International Accounting Standards Board. During the fiscal year ended January 31, 2008, the Corporation undertook a comprehensive review of IFRS and determined which standards will affect financial recording and reporting for the Corporation. It was determined that there will be no material differences between statements prepared under Canadian GAAP and those prepared according to IFRS. The differences are primarily presentation differences for the financial statements and extensive additional disclosure required under IFRS. The final transition date for Canadian GAAP to IFRS is for the fiscal year ended January 31, 2012. The Corporation intends to pursue early adoption as of January 31, 2011. The requirements for early adoption stipulate extensive qualitative and quantitative disclosure of the changes starting with the first interim statements in 2009. The Corporation must also apply to the regulators for permission to pursue early adoption on an exemption basis.

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

Year Ended January 31, 2009

For the year ended January 31, 2009 Rimfire incurred a net loss of 2,981,658 ($0.12 per share) compared to a net loss of $3,270,712 ($0.13 per share) in the previous year. Mineral property revenues decreased by 25% from $341,203 to $249,587 while interest revenue decreased by 10% from $270,858 to $245,240. Exploration expenditures decreased by 40% but acquisition costs more than doubled such that total mineral property expenditures ($1,979,556) were only 75% of the previous year ($2,605,888). In the last half of the year, significant efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 20% from the previous year.

The most significant items comprising general and administrative expenses are salaries and share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. Share-based compensation accounts for 20% of the total expenditures while salaries and support accounts for an additional 35%.

The increase in total administrative expenditures was comprised of increases in accounting and legal fees, rent and salaries. The Securities and Exchange Commission completed a scheduled review of the Corporation’s filings early in 2008. The costs associated with the response to these comments are reflected in increased legal and audit fees. The Corporation relocated the head office during the second quarter which resulted in an increase in monthly rent payments as well as additional office costs associated with setting up a new location. Salaries and support services increased reflecting the increased number of full-time staff in the Corporation.

Coupled with the increases were significant decreases in administrative expenditure. Share-based compensation was nearly half the figure in the previous year since lower exercise prices tend to result in lower fair market value assigned to the options. Foreign exchange translations resulted in a gain instead of a loss as the Corporation’s US dollar accounts were revalued at a higher rate. The Corporation maintains US dollar accounts to make payments denominated in US dollars. When these accounts are adjusted to the prevailing exchange rate at the balance sheet date, the difference is shown as a foreign exchange gain or loss. The US dollar increased from year end rate of $1.0022 Canadian in 2008 to $1.2265 in 2009.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,545,338 ($2,495,617), and property acquisition expenditures totaled $458,327 ($165,477). These costs were offset by exploration reimbursements totaling $9,362 ($38,963). The majority of the exploration expenditures were made on the Lachlan Fold Belt properties in Australia. Another major emphasis was the Gillis Property in British Columbia where expenditures eligible for flow-through renunciation were completed.

Acquisition expenditures are significantly increased with the Corporation’s purchase of Cangold’s 51% interest in the Thorn property and conclusion of two option agreements for Australian projects in the Lachlan Fold Belt and Victoria Goldfields. The Lachlan Fold Belt agreement, which terminated at the end of August, required the Corporation to make cash payments upon designation of project areas.

U.S. generally accepted accounting principles (U.S. GAAP) require that mineral property acquisition costs be capitalized whereas the Corporation’s policy is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. The significant economic disruption during the last quarter of the fiscal year ended January 31, 2009, created significant downward pressure on commodity prices resulting in lower recoverable value for the Corporation’s mineral property assets. The value of the properties for which the Corporation has no current exploration plans and no joint venture partners were considered to be impaired. Accordingly, the U.S. GAAP reconciliation records an impairment charge of $527,266 applied against mineral property acquisition costs previously capitalized under U.S. GAAP.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2009 exploration tax credits are $2,408 ($4,872). The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Corporation’s active mineral properties fall within the designated zone. Flow though expenditures, which were renounced to investors, are not eligible for these tax credits which reduced the total credit receivable for the current fiscal year. Option proceeds were $103,920 ($148,143) while joint venture management fees were $145,667 ($193,060).

Year Ended January 31, 2008

For the year ended January 31, 2008 The Corporation incurred a net loss of $3,270,712 ($0.13 per share) compared to a net loss of $2,700,977 ($0.13 per share) in the previous year. Mineral property revenues increased by 60% from $416,158 to $685,244 while interest and other revenue doubled from $138,273 to $271,835. However, these revenue increases were offset by increased exploration expenditures of $2,605,888 compared to $1,286,495 in the previous year. General and administrative expenses remained relatively unchanged from the previous year.

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

Year Ended January 31, 2007

For the year ended January 31, 2007, The Corporation incurred a net loss of $2,700,977 ($0.13 per share) compared to a net loss of $1,823,606 ($0.10 per share) in the previous year. Revenue nearly doubled as interest revenue increased from $68,672 to $135,804 and joint venture management fees increased by $28,499 with new option agreements for the Williams property and Northgate Alliance. Option proceeds were nearly the same in both years.

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

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended January 31, 2009

The Corporation’s working capital as of January 31, 2009 was $6,041,336 comprised primarily of cash and term deposits, compared to $8,864,011 at the end of the previous fiscal year. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing. Due to extreme market volatility and uncertainty that all junior exploration companies have experienced recently, the Corporation has taken steps to trim expenditures in non-essential areas and to ensure that exploration continues in a strategic manner to maximize discovery opportunities. The Corporation has cash in highly liquid term deposits which is sufficient to fund operations for at least two to three years, including continued exploration expenditures, and has no need for immediate financing.

The Corporation’s number of issued and outstanding shares was 25,707,251 at January 31, 2009. The purchase of the Thorn property completed during the first quarter accounts for the increase from the 25,607,251 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 435,000 employee stock options were granted at a weighted average strike price of $0.47 and 535,000 options expired or were forfeited. 1,820,000 previously granted director and employee options exercisable before December 2012 remain outstanding.

The Corporation’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Corporation’s current obligations include sublease commitments for office space. The lease for head office space expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $127,487. Other current obligations are statutory withholding and payroll taxes.

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

CAPITAL RESOURCES

Year Ended January 31, 2009

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Corporation considers its capital to be shareholders’ equity and working capital. The Corporation manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Corporation may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends. The Corporation’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities one year or less. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

During the fiscal year ended January 31, 2009, the Corporation used $2,738,928 of its cash resources for operating activities, which included a net loss for the year of $2,981,658. Cash expenditures included mineral property acquisition costs of $353,057 and net exploration costs of $1,369,541, a decrease of $1,067,122 from the previous year. The Corporation increased cash resources by $227,806 from the sale of marketable securities received as mineral property option proceeds. As of January 31, 2009, consolidated cash amounted to $5,921,019, a decrease of $1,683,398 from the beginning of the year.

Year Ended January 31, 2008

During the fiscal year ended January 31, 2008, the Corporation used $3,398,011 of its cash resources for operating activities, which included a net loss for the year of $3,270,712. Expenditures included net mineral property acquisition and exploration costs of $2,758,798, an increase of $2,153,120 from the previous year. The Corporation increased cash resources by $359,541 from the sale of marketable securities received as mineral property option proceeds. During the fiscal year, the Corporation issued 3,201,212 shares for net proceeds of $6,336,982 in the July 5, 2007 private placement. There were share issue costs of $163,018. An additional 654,500 shares were issued for net proceeds of $1,103,137 pursuant to share purchase warrants and options at prices of $0.60 to $2.00 per share. Share issue costs totaled $813. As of January 31, 2008, consolidated cash amounted to $7,604,417, an increase of $4,653,119 from the beginning of the year. In addition, the Corporation holds $291,274 as cash restricted for flow-through expenditures which will be used for eligible mineral property expenditures in the current fiscal year.

Year Ended January 31, 2007

During the year ended January 31, 2007, the Corporation used $1,248,486 of its cash resources for operating activities, which included a net loss for the year of $2,700,977. Expenditures included net mineral property acquisition and exploration costs of $605,678, a decrease of $488,614 from the previous year. The Corporation increased cash resources by $222,480 from the sale of marketable securities received as mineral property option proceeds. During the year, the Corporation issued 1,572,000 shares for net proceeds of $2,494,756 in the April 13, 2006 private placement. There were share issue costs of $55,243. An additional 180,000 shares were issued for net proceeds of $150,561 pursuant to share purchase warrants and options at prices of $0.25 to $1.70 per share. Share issue costs totaled $140. As of January 31, 2007, consolidated cash amounted to $2,951,298, an increase of $115,271 from the beginning of the year.

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

Current equity market conditions will make it more difficult for the Corporation to generate cash through the sale of shares. Equity financing will be possible but will result in substantial dilution for current shareholders at current market prices for the Corporation’s shares. At present there are neither plans nor necessity for equity financing.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$ 219,128	$ 128,835	$ 87,794	$ 2,499	Nil
Mineral Property Interests – Option Payments [2]	512,382	123,632	212,500	85,000	91,250
Mineral Property Interests – Filing Fees[2]	4,408,269	963,391	1,426,157	1,048,343	970,378
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$5,139,779	$1,215,858	$1,726,451	$1,135,842	$1,061,628

[1]  Sublease agreement is effective until November 30, 2010.

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

Henry J. Awmack, P.Eng., Director

Vancouver, BC

Henry J. Awmack holds a B.A. Sc. (Honours) in geological engineering and is a registered professional engineer. Mr. Awmack has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Awmack is also the President of Running Dog Resources Inc. and a director of Antioch Investments Ltd., Misty Creek Ventures Ltd., and Sleeping Dogs Warehouse Ltd., which are private British Columbia corporations. Mr. Awmack is the brother of an officer, Dorothy G. Miller.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC

Mark E. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes was a geologist with Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for the Corporation as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

David A. Caulfield, P. Geo., Chairman

Quadra Island, BC

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield is also the President of Attunga Holdings Inc. and a director of Antioch Investments Ltd., which are private British Columbia corporations.

Bipin Ghelani, C.A., Director

Richmond, BC

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the chair of the Audit Committee for the Corporation and is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.)

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

Dorothy G. Miller CGA, Chief Financial Officer

North Vancouver, BC

Dorothy Miller holds a Certified General Accountant designation and a Bachelor of Home Economics degree. As of April 2006, Ms. Miller is employed directly by the Corporation. She was previously employed by Equity Exploration Consultants Ltd. from 1999 to 2006 while under contract with the Corporation. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994.) Ms. Miller is the spouse of a director, Jack H.L. Miller and the sister of another director, Henry J. Awmack.

Jack H.L. Miller, P.Eng, Director

North Vancouver, BC

Jack H.L. Miller holds a B.A.Sc., M.A.Sc. in geological engineering, is a registered professional engineer and is currently Chief Operating Officer for Quadra Mining Ltd. Mr. Miller's experience in the resource industry dates back to 1979. His previous positions include Vice President, Projects and Mine Superintendent for Gibraltar Mines Ltd. (1994-1996), Vice President, Projects for Westmin Resources (1996-1997), Vice President, Operations for Princeton Mining Corp. (1997-1998) and Vice President, Operations for Imperial Metals Corporation (1998-2002.) Mr. Miller is the spouse of an officer, Dorothy G. Miller.

William G. Schur, Director

Highland Park, IL

William G. (Bill) Schur A.B. earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University. He was admitted to the Bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978. He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois. Mr. Schur currently has a law practice in the city of Chicago. Mr. Schur is a director of The Dalvay Group, Ltd., a family-owned Illinois corporation. He is a member of the Audit Committee for the Corporation.

Mark T. H. Selby, Director

Toronto, ON

Mark T.H. Selby holds a B.Comm. (Hons.) degree and is currently Vice President, Business Planning and Market Research for Quadra Mining Ltd. Mr. Selby founded Selby & Co in 2006 to provide consulting advice to mining companies and investors on the outlook base metals and resource equity valuation. His prior positions include Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and was Principal at Mercer Management Consulting (1994-2001). Mr. Selby is a member of the Audit Committee for the Corporation.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
Henry J. Awmack	Equity Exploration Consultants Ltd.	Secretary Director	02/02 to 06/06 01/87 to present
David A. Caulfield	Equity Exploration Consultants Ltd. Kaminak Gold Corporation	Director Member, Advisory Board	01/87 to present 12/06 to present
Bipin Ghelani	GMV Minerals Inc. Mala Noche Resources Corp.	Director Director	05/06 to 11/08 11/07 to 10/08
Alan Hutchison	Centenario Copper Corporation	Corporate Secretary	03/04 to 04/09
Jack H.L. Miller	Quadra Mining Ltd.	Chief Operating Officer	04/04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President, Business Planning and Market Research Director	08/08 to present 04/09 to present

Mark E. Baknes, David A. Caulfield, Dorothy G. Miller and Jason S. Weber each devote 100% of their time to the affairs of the Corporation. Henry J. Awmack, Bipin Ghelani, Jack H.L. Miller, William Schur, and Mark Selby, each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of January 31, 2009, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Henry J. Awmack, Director [1]	Jan. 2009	NIL	NIL	$5,000	15,000	NIL	NIL	NIL
Mark E. Baknes, Vice President	Jan. 2009	$136,132	NIL	NIL	30,000	NIL	NIL	NIL
David A. Caulfield, Director Business Development [2]	Jan. 2009	NIL	NIL	NIL	45,000	NIL	NIL	$129,600[2]
Bipin Ghelani, Director [1]	Jan. 2009	NIL	NIL	$5,000	15,000	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary [3]	Jan. 2009	NIL	NIL	NIL	5,000	NIL	NIL	NIL[3]
Dorothy Miller, CFO	Jan. 2009	$95,375	NIL	NIL	30,000	NIL	NIL	NIL
Jack H.L. Miller, Director [1]	Jan. 2009	NIL	NIL	$5,000	15,000	NIL	NIL	NIL
P. Gary Paulson, Director [1,5]	Jan. 2009	NIL	NIL	$5,000	15,000	NIL	NIL	NIL
William G. Schur, Director [6]	Jan. 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Mark T.H. Selby Director [6]	Jan. 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ian J. Talbot, Director [1,4]	Jan. 2009	NIL	NIL	$5,000	NIL	NIL	NIL	NIL
Jason S. Weber., President & CEO	Jan. 2009	$135,194	NIL	NIL	50,000	NIL	NIL	NIL

[1]

Non-executive directors were paid an annual director’s fee of $5,000.

[2]

Pursuant to the terms of a Management Agreement effective January 1, 2008, Equity Exploration Consultants Ltd. is paid the sum of $10,800 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Exploration Consultants Ltd. Refer to "Management and Consulting Contracts".

[3]

Alan J. Hutchison is a partner with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year ended January 31, 2008, the Corporation paid the firm of Fraser Milner Casgrain LLP $93,644 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[4]

Ian J. Talbot resigned as a director of the Corporation on November 11, 2008.

[5]

Gary Paulson resigned as a director of the Corporation on March 1, 2009.

[6]

William G. Schur and Mark T.H. Selby were appointed directors of the Corporation on March 1, 2009.

As at January 31, 2009, the Corporation has granted rights to purchase or acquire an aggregate of 2,255,000 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on April 30, 2009 as traded on the TSX Venture Exchange was $0.31.

Outstanding Director and Officer Stock Options as at January 31, 2009

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Henry Awmack	20,000 15,000 25,000 10,000 10,000 10,000 15,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.20
Mark Baknes	15,000 10,000 100,000 15,000 15,000 15,000 10,000 20,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20
David Caulfield	45,000 15,000 150,000 25,000 50,000 10,000 10,000 35,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Bipin Ghelani	10,000 10,000 25,000 10,000 10,000 10,000 15,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90
Alan Hutchison	25,000 5,000 5,000	July 16, 2007 Dec. 10, 2007 July 16,2008	2.00 1.65 0.90	July 16, 2012 Dec. 10, 2012 July 16, 2013	2.00 1.65 0.90
Dorothy Miller	15,000 10,000 50,000 10,000 15,000 15,000 10,000 20,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	$1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20
Jack Miller	10,000 10,000 25,000 10,000 10,000 10,000 15,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.20
Gary Paulson	10,000 10,000 25,000 10,000 10,000 10,000 15,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.20
Jason Weber	65,000 10,000 25,000 10,000 15,000 125,000 15,000 35,000	Dec. 9, 2004 Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Total	1,685,000

In addition to the options granted to Directors and Senior Officers of the Corporation, the Corporation issues share purchase options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan, the Corporation has reserved a total of 2,570,725 shares for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Of the reserved shares, 255,725 remain available for stock option grants. Shareholders must approve the stock option plan at each annual general meeting, at which time the number of shares available for issue increases to a total of 10% of the Corporation’s issued and outstanding shares as of the record date for the meeting.

As of January 31, 2009, there are six employees who have been granted stock options in the aggregate amount of 860,000 options at exercise prices ranging from $0.20 to $2.04 with expiry dates between June 2009 and December 2013. Individual grants of more than 30,000 options vest over a period of two years.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and any Named Executive Officer. The Corporation has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2009, or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Management and Consulting Contracts

The Corporation entered into a management agreement effective January 1, 2008 with Equity Exploration Consultants Ltd. (“Equity”), incorporated herein by reference to Exhibit 4.30 of this Form 20-F, pursuant to which Equity will furnish the services of David A. Caulfield Director, Business Development, for the sum of $10,800 per month. The agreement also provides that the Corporation will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack, who are directors of the Corporation.

Equity Exploration Consultants Ltd. provides geological consulting services to the Corporation on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into.

During the fiscal year ended January 31, 2009, there were two such projects: Grizzly property in British Columbia, and Boulevard property in the Yukon.

The Grizzly project represented one type of contract. Equity Exploration Consultants was contracted to provide geological consulting services for both the IP and drilling programs, then costs were passed on to the joint venture partner, Inmet Mining Corporation, for reimbursement. Total costs passed through to Inmet were $1,496,487 The Corporation provided technical assistance at a cost of $21,063.

Equity Exploration Consultants was contracted to provide geological consulting services for the Boulevard drill program in Yukon Territory, with the costs reimbursed by Northgate Minerals. The Corporation conducted the earlier trenching program with the assistance of a different exploration consultant. Total costs passed through to Northgate for the drill program were $991,645. The Corporation provided technical assistance at a cost of $26,426.

Compensation of Directors

The Corporation pays each of the directors, who are not members of management or officers of the Corporation, an annual stipend of $5,000 for their services in their capacity as directors in addition to the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending January 31, 2009.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2009 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 10,800	$ 129,600
David A. Caulfield [1]	10,800	129,600
Dorothy Miller	7,500	90,000
Jason Weber	11,000	132,000

[1]

Paid to Equity Exploration Consultants Ltd. pursuant to the terms of management agreement, effective January 1, 2008.

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

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, William G. Schur, and Mark T.H. Selby. The Corporation’s Compensation committee is comprised of the following independent directors: Bipin Ghelani, William G. Schur, and Mark T.H. Selby. The committee meets on an annual basis to review management performance and compensation. Recommendations from the committee are referred to the entire board of directors at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

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

EMPLOYEES

The Corporation has ten full-time employees. One of the employees is retained under contract with Equity Exploration Consultants Ltd. See “Management and Consulting Contracts” above. There are no contracts or collective agreements between the Corporation and any labor union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at April 30, 2009.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Henry J. Awmack, P.Eng. Vancouver, B.C. Director	Common Shares: 1,370,151[1] Options: 105,000[2] Warrants: 5,000[3]	5.33%
Mark E. Baknes, P.Geo. Westholme, B.C. Vice-President, Exploration	Common Shares: 589,100[1] Options: 200,000[2] Warrants: Nil	2.29%
David A. Caulfield, P. Geo. Quadra Island, B.C. Chairman of the Board, Director	Common Shares: 748,151[1] Options: 340,000[2] Warrants: 25,000[3]	2.91%

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Bipin Ghelani, C.A. Richmond, BC. Director	Common Shares: 128,000[1] Options: 90,000[2] Warrants: Nil	0.50%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: Nil Options: 35, 000[2] Warrants: Nil	0.0%
Dorothy Miller North Vancouver, B.C. Chief Financial Officer	Common Shares: 20,000 Options: 145,000[2] Warrants: Nil	0.08%
Jack H.L. Miller, P.Eng. North Vancouver, B.C. Director	Common Shares: 63,400[1] Options: 90,000[2] Warrants: 5,000[3]	0.25%
William G. Schur Highland Park, IL Director	Common Shares:10,000 [1] Options: 75,000[2] Warrants: Nil	0.04%
Mark T.H. Selby Toronto ON Director	Common Shares: Nil [1] Options: 75,000[2] Warrants: Nil	0.0%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 179,500[1] Options: 300,000[2] Warrants: 10,000[3]	0.70%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2009, based upon information furnished by the respective shareholders.

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

Of the shares beneficially held by David Caulfield, 193,151 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Henry Awmack, 73,151 shares are beneficially held by Running Dog Resources Inc, a private British Columbia corporation controlled by Henry Awmack. Of the shares beneficially held by Jason Weber, 20,000 shares are beneficially held by family trusts controlled by Jason Weber. Of the shares beneficially held by William Schur, 10,000 shares are treated for tax purposes as held by The Dalvay Group Ltd., a family-owned corporation controlled by William Schur.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at April 30, 2009.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited Toronto, ON	Common Shares: 20,516,841	79.81%
Depository Trust Company New York, NY	Common Shares: 4,653,804	18.10%
Global Strategic Management Inc. Annapolis Maryland	Common Shares: 1,428,450	5.56%
Henry J. Awmack, P.Eng. Vancouver, B.C.	Common Shares: 1,370,151 Options: 105,000 Warrants: 5,000	5.33%

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The only significant change in ownership over the past three fiscal years is the gradual dilution of Mr. Awmack’s holding due to private placements completed by the Corporation. While his actual shareholdings remain almost the same, at January 31, 2008 it represented 5.35% of the outstanding shares of the Corporation and 6.22% at January 31, 2007.

There are no arrangements, known to the Corporation, the operation of which may at a subsequent date result in a change in control of the company.

As of April 30, 2009 there were 23 United States registered holders representing 5,034,600 common shares of the Corporation which equals 19.58% of the Corporation’s issued and outstanding shares. There were 2 foreign holders representing 10,560 common shares (0.04%).

RELATED PARTY TRANSACTIONS

As at April 30, 2009, the Corporation was indebted to Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), in the amount of $10,480 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors of the Corporation. The services provided by Equity to the Corporation are provided at rates no less favorable to the Corporation than would be available from unaffiliated third parties providing similar services. It is anticipated that Equity will continue to provide geological consulting services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter of 2009, the Corporation paid Equity $5,440 for geological consulting services and $32,412 for providing general corporate and administrative services composed of$ 32,400 for management services, and $12 for office services.

As at January 31, 2009, the Corporation was indebted to Equity, in the amount of $41,133 for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Corporation. During the year ended January 31, 2009, the Corporation paid Equity $$22,209 (2008 - $35,777, 2007 - $736,281) for geological consulting services and $159,094 (2008 - $234,271, 2007 - $235,389) for providing general corporate and administrative services composed of $1,606 (2008 - $6,364, 2007 $6,282) for investor services, $129,918 (2008 - $131,775, 2007 - $129,999) for management services, $2,807 (2008 - $9,412, 2007 - $9,672) for office services, $18,124 (2008 - $67,908, 2007 - $62,336,) for rent and $6,638 (2008 - $18,812, 2007 - $27,100) for support services. The cost of support services has decreased as some personnel have been transferred to the Corporation’s direct payroll. The Corporation now purchases general liability and property insurance independently from Equity Exploration Consultants Ltd, so this amount is no longer paid to a related party. Rent has been eliminated with the move of the Corporation’s head office to separate office space.

Two of the directors, David Caulfield and Henry Awmack, each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3 to Consolidated Financial Statements – see Item 17). The claims were originally staked and explored by Antioch Investments Ltd. and Equity Exploration Consultants Ltd., in which they hold an interest. When the property was sold to Newmont and NVI Mining Ltd, these companies retained an NPI of varying amounts depending on the claim group.

Except as disclosed above, from the beginning of the fiscal year ending January 31, 2009 up to April 30, 2009, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2009 and 2008

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2009

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

ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The Common Shares of the Corporation are traded in Canada under the stock symbol "RFM" on the TSX Venture Exchange and under the stock symbol "RMFRF" on the OTC Bulletin Board in the United States. The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period February 1, 2007 to April 30, 2009. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
November 1-30, 2008	$ 0.23	$ 0.25	$ 0.14	$ 0.13	3,443,311	726,200
December 1-31, 2008	0.25	0.24	0.17	0.16	1,010,414	139,950
January 1-31, 2009	0.30	0.27	0.20	0.23	1,399,976	62,000
February 1-28, 2009	0.40	0.42	0.25	0.28	943,520	47,000
March 1-31, 2009	0.29	0.28	0.20	0.20	1,010,912	186,368
April 1-30, 2009	0.35	0.33	0.23	0.21	473,404	77,474

Fiscal 2007	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$2.34	$2.29	$1.91	$1.89	1,242,605	319,600
Second Quarter	2.20	2.26	1.80	1.78	2,058,043	643,240
Third Quarter	2.18	2.18	1.42	1.34	1,446,169	433,350
Fourth Quarter	2.09	2.21	1.08	1.07	1,412,652	568,790

Fiscal 2008	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$1.65	$1.69	$ 1.10	$1.10	1,130,248	368,960
Second Quarter	1.20	1.19	0.85	0.84	879,886	287,915
Third Quarter	0.94	0.70	0.15	0.12	3,141,092	337,260
Fourth Quarter	0.30	0.27	0.14	0.13	5,853,701	928,150

Fiscal 2009	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$0.40	0.42	$0.20	0.20	2,427,836	310,842

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
January 31, 2009	$ 1.65	$ 1.69	$ 0.14	$ 0.12	11,004,727	1,922,285
January 31, 2008	2.34	2.29	1.08	1.07	6,159,469	1,964,980
January 31, 2007	2.64	2.56	1.45	1.50	7,659,077	1,428,881
January 31, 2006	1.90	2.00	0.93	1.00	7,529,120	1,977,335
January 31, 2005	1.80	2.33	0.76	0.76	5,946,066	736,535

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the British Columbia Company Act on May 7, 1991 under the name of Bull Pine Explorations Ltd. (Incorporation Number BC0405623). The Corporation changed its name to Rimfire Minerals Corporation on November 4, 1997.

The Corporation's head office, registered and records office is located at Suite 1350 - 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There was a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes. The Corporation has completed the transition process by obtaining shareholder approval of special resolutions adopting new articles of incorporation. The amended articles have been filed with Corporate Registry, effective August 5, 2004 and were filed as an exhibit with the annual report for the fiscal year ended January 31, 2005.

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

MATERIAL CONTRACTS

The Corporation entered into a management agreement effective January 1, 2008 with Equity Exploration Consultants Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation for the sum of $10,800 per month. The agreement also provides that the Corporation will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. The rental portion of the agreement was terminated May 31, 2008 although the remainder of the agreement will remain in force until the end of the term. Equity is not at arm’s length to the Corporation as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors of the Corporation.

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

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

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

Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the Corporation's qualifies as a PFIC his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then the U.S. Holder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions" , by the Corporation. An excess distribution is a current year distribution received by the U.S. Holder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. Holder during the preceding three years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. Holder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the Corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. Holder who has made a Pedigreed QEF election.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Corporation is a PFIC and the U.S. Holder holds shares of the Corporation) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making or not making a QEF Election.

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

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation, the Corporation would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Corporation and the Corporation’s earnings invested in “U.S. property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Corporation by such a 10% U.S. Holder of Corporation at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Corporation may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

A PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Corporation were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Corporation as if those shares had been sold.

DOCUMENTS ON DISPLAY

All material contracts may be inspected at the Corporation’s offices, 1350 – 650 West Georgia Street, Vancouver, British Columbia, during normal business hours.

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

The Corporation’s financial instruments can be categorized into three main groups:

a)

term deposits, Canadian cash and short term investments which are subject to interest rate risk,

b)

foreign currency cash accounts which are subject to foreign exchange risk, and

c)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits, Canadian cash and short-term investments (category a) represents approximately $5,595,300 of the Corporation’s total assets of $6,471,029 (or 86% of the total assets). However, all the term deposits and cash (69% of total assets) have fixed interest rates for the near-term (average 150 days to maturity). Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended January 31, 2009, interest rates on the Corporation’s deposits ranged from 2.20% to 4.25%, depending on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 0.70% to 3.32% with an average rate of 2.41%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2009		2008
-2.00%	$(111,906)	(17.5%)	$(158,540)	(16.6%)
-1.50%	(83,930)	(13.2%)	(118,905)	(12.4%)
-1.00%	(55,953)	(8.8%)	(79,270)	(8.3%)

+0.50%	27,977	4.4%	39,365	4.1%
+1.00%	55,953	8.8%	79,270	8.3%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended January 31, 2009. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended January 31, 2009. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended January 31, 2009 compared to the same figures for the fiscal year ended January 31, 2008 relates to the decreased cash balances which are subject to interest rate risk. During the fiscal year ended January 31, 2009, the Corporation did not complete any significant transactions which would have increased the cash balances and therefore interest receipts.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $321,143 of the Corporation’s total assets (4.96% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended January 31, 2009, U.S. Dollar exchange rates varied by up to 10% below the average exchange rate and up to 14% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 12% below the average exchange rate to a high of 10% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2009 was 13% above the average exchange rate for the year while the Australian dollar exchange rate for January 31, 2009 was12% below the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 2%.

	Effect on total assets
Increase/decrease in foreign exchange rates	2009		2008
-20%	$(62,132)	(1.0%)	$(148,036)	(1.6%)
-10%	(31,066)	(0.5%)	(74,018)	(0.8%)
-5%	(15,533)	(0.2%)	(37,009)	(0.4%)

+5%	15,533	0.2%	37,009	0.4%
+10%	31,066	0.5%	74,018	0.8%
+20%	62132	1.0%	148,036	1.6%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2009 (1 USD = C$1.2265, 1 AUD = C$0.7885). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 20% below and 20% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

The difference between the forecast figures for the fiscal year ended January 31, 2009 compared to the same figures for the fiscal year ended January 31, 2008 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended January 31, 2009, the Corporation undertook increased mineral property exploration in Australia which required additional funds to be maintained in Australian dollar accounts. This is slightly offset by the conversion of some US dollar accounts to Canadian dollar accounts due to reduction of exploration expenditures in Alaska and Nevada.

Equity price risk

Marketable securities (category c) represent approximately $95,039 of the Corporation’s total assets of $6,464,246(or 1.0% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended January 31, 2009, the Venture Index dropped 66% with the closing value 53% lower than the average Venture Index value. The minimum Venture Index value was 63% lower than the average Venture Index value, while the highest Venture Index value was 51% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio decreased 71%. Part of this decrease was the result of selling the highest performing securities during the year. The rest of the decrease can be attributed to the global equity market decline. Forecasts for the coming year are mixed but the expectation is that there will be no further major changes in the sector over the coming fiscal year. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 30% would be expected to make a difference of less than 4% in the value of the Corporation’s total assets.

	Effect on total assets
Increase/decrease in Venture Index	2009		2008
-30%	$(28,512)	(0.44%)	$(146,900)	(1.58%)
-20%	(19,008)	(0.29%)	(97,934)	(1.05%)
-10%	(9,504)	(0.15%)	(48,967)	(0.53%)

+10%	9,504	0.15%	48,967	0.53%
+20%	19,008	0.29%	97,934	1.05%
+30%	28,512	0.44%	146,900	1.58%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 30% above or below the value as of January 31, 2009.

The difference between the forecast figures for the fiscal year ended January 31, 2009 compared to the same figures for the fiscal year ended January 31, 2008 relate to the reduction in the Corporation’s portfolio of marketable securities. During the fiscal year ended January 31, 2009, the Corporation sold some marketable securities which reduced the overall market value of the portfolio which is subject to equity price risk. The value of remaining marketable securities was significantly impacted by global market price declines which were unexpected and severe. Marketable securities received as property option payments did not offset the value of the marketable securities which were sold or the decline in market price of the remaining securities.

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

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15 , the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the period covered by this Annual Report on Form 20-F, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the end of the Corporation’s fiscal year ended January 31, 2009. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the end of the Corporation’s fiscal year ended January 31, 2009.

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of “Financial Expert” on the Corporation’s Audit Committee. Mr. Ghelani is "independent" of the Corporation, as that term is defined by Section 803 of the NYSE AMEX Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

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

The codes of ethics and corporate governance policy were filed on July 7, 2003 as exhibits to the Corporation’s Form 20-F for the fiscal year ended January 31, 2003. The Corporation will provide copies of these codes of ethics to any person, upon written request to the secretary of the Corporation at its address at 1350 - 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended January 31, 2009	Fiscal Year ended January 31, 2008
Audit Fees	$ 50,000	$ 30,225
Audit-Related Fees	6,799	4,275
Tax services - Canadian	4,740	1,500
Tax services - US	2.324	2,200
Tax services - Australia	1,662	-
All Other Fees	380	290
Total fees billed	$ 65,905	$ 38,490

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

ITEM 16D   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G   CORPORATE GOVERNANCE

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended January 31, 2009 and 2008

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended January 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended January 31, 2009

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.8	Articles of Incorporation effective August 5, 2004	(3)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Rimfire Minerals Corporation effective January 1, 2008	(5)
4.33	Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated March 29, 2004	(3)
4.35	Registrar and Transfer Agent Agreement between Pacific Corporate Trust Company and Rimfire Minerals Corporation dated September 1, 2004	(3)
4.36	Amendment to Option Agreement between Rimfire Minerals Corporation, Plutonic Capital and Serengeti Resources Inc. dated September 9, 2004	(3)
4.37	Amendment to RDN Property Option Agreement between Northgate Minerals Corporation and Rimfire Minerals Corporation dated November 19, 2004	(3)
4.38	Agreement between Newmont Capital Limited and Rimfire Minerals Corporation dated January 5, 2005 regarding Walker Lane	(3)
4.39	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (Eagle Property)	(4)
4.40	Termination Agreement between AngloGold Ashanti (U.S.A.) Exploration Inc. and Rimfire Alaska, Ltd. effective December 31, 2005 (ER Property)	(4)
8.1	List of Subsidiary Companies of Rimfire Minerals Corporation	(3)
11.1	Corporate Governance Policy adopted November 20, 2002	(1)
11.2	Code of Ethics – Board of Directors dated January 31, 2003	(1)
11.3	Code of Ethics – Chief Executive Officer dated January 31, 2003	(1)
11.4	Code of Ethics – Chief Financial Officer dated February 28, 2003	(1)
11.5	Incentive Stock Option Plan	(2)
12.1	Certification by Chief Executive Officer	(6)
12.2	Certification by Chief Financial Officer	(6)
13.1	Certification by Chief Executive Officer	(6)
13.2	Certification by Chief Financial Officer	(6)

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

(6)

Filed as exhibits in connection with this annual report on Form 20-F for the fiscal year ended January 31, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RIMFIRE MINERALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President & Director

Date: May 8, 2009

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2009, 2008 and 2007

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

“Dorothy G. Miller”

Jason S. Weber, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation (the “Company”) as at January 31, 2009 and 2008 and the consolidated statements of operations, cash flows, comprehensive income (loss), shareholders’ equity, and mineral property expenditures for each of the years in the three year period ended January 31, 2009 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles is summarized in Note 13 to the consolidated financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 2, 2009

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated April 2, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 2, 2009

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations

Years Ended January 31

(Expressed in Canadian Dollars)

	2009	2008	2007
Mineral Property Operations		(restated-Note 2)	(restated-Note 2)
Revenue
Option proceeds	$ 103,920	$ 148,143	$ 168,500
Project management fees	145,667	193,060	64,776
	249,587	341,203	233,276
Expenses
Acquisition costs	458,327	165,477	307,542
Exploration expenditures	1,545,338	2,495,617	1,538,295
Exploration expenditure reimbursements	(9,362)	(38,963)	(560,058)
Exploration tax credits	(2,408)	(4,872)	(32,702)
Reclamation obligations	(12,339)	(11,371)	33,418
	1,979,556	2,605,888	1,286,495
Loss from mineral property operations	(1,729,969)	(2,264,685)	(1,053,219)

Other Operations
Expenses
Accounting and legal	145,721	60,465	61,877
Depreciation	47,183	48,241	53,920
Foreign exchange (gains) losses	(81,762)	47,233	7,519
Investor services	41,615	85,392	41,500
Management services	124,269	144,638	117,469
Marketing and promotion	125,222	124,232	109,752
Office	149,729	157,845	109,665
Rent	109,351	71,323	65,454
Salaries and support services	573,316	477,634	367,688
Share-based compensation	286,479	768,694	1,040,212
Travel and entertainment	64,898	79,004	62,908
	1,586,021	2,064,701	2,037,964
Loss from other operations	(1,586,021)	(2,064,701)	(2,037,964)

Loss before investment transactions	(3,315,990)	(4,329,386)	(3,091,183)
Gain on marketable securities	141,806	344,041	182,882
Interest income	245,420	270,858	135,804
Loss before Income Taxes	(2,928,764)	(3,714,487)	(2,772,497)
Future Income Tax (Expense) Recovery (Note 9)	(52,894)	443,775	71,520

Net Loss	$ (2,981,658)	$ (3,270,712)	$ (2,700,977)
Basic and Diluted Loss Per Share	$ (0.12)	$ (0.13)	$ (0.13)
Weighted average number of shares outstanding	25,686,213	24,366,869	21,414,928

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

January 31

(Expressed in Canadian Dollars)

	2009	2008
ASSETS		(restated- Note 2)
Current
Cash and cash equivalents	$ 5,921,019	$ 7,604,417
Cash restricted for flow-through expenditures	-	291,274
Short-term investments	-	322,559
Marketable securities	95,039	522,668
Accounts receivable	126,682	298,604
Prepaid expenses	48,837	42,564
	6,191,577	9,082,086

Mineral Property Interests (Note 3)	-	-
Lease Deposit	21,234	-
Project Reclamation Deposits (Note 4)	128,052	139,410
Office, Computer, and Field Equipment, less accumulated
depreciation of $156,097 (2008- $119,898)	123,383	62,880

	$ 6,464,246	$ 9,284,376

LIABILITIES
Current
Accounts payable and accruals	$ 109,108	$ 145,954
Payable to related party (Note 5)	41,133	72,121
	150,241	218,075

Mineral Property Reclamation Obligation (Note 7)	46,167	53,308
	196,408	271,383

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	17,833,098	17,704,253
Contributed Surplus (Note 8)	4,671,661	4,264,269
Deficit	(16,259,675)	(13,278,017)
Accumulated Other Comprehensive Income (Note 2)	22,754	322,488
	6,267,838	9,012,993

	$ 6,464,246	$ 9,284,376

APPROVED BY THE BOARD

David A. Caulfield, Chairman of the Board

Jason S. Weber, President and CEO

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended January 31

(Expressed in Canadian Dollars)

	2009	2008	2007
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$ (353,057)	$ (135,916)	$ (322,640)
Paid for exploration costs	(1,369,541)	(2,436,663)	(1,522,174)
Exploration expenditure reimbursements	9,362	123,080	560,058
Exploration tax credits	32,702	14,418	-
Exploration funding (paid) received	-	(506,821)	506,821
Project management fees received	146,401	194,840	63,278
Reclamation deposits (paid) received	11,358	(73,380)	(36,021)
Option proceeds received	92,920	61,644	145,000
Other operations
Paid for supplies and services	(1,278,086)	(1,219,489)	(963,859)
Advances from related party	(30,987)	17,729	17,545
Other revenue received	-	881	1,795
	(2,738,928)	(3,959,677)	(1,550,197)
Cash Flows Used for Investing Activities
Interest revenue received	343,902	202,125	79,230
Proceeds from sale of marketable securities	227,806	359,541	222,481
Sale (purchase) of short-term investments	325,000	935,202	(1,210,800)
Purchase of office and field equipment	(111,063)	(32,917)	(70,761)
Paid for lease deposit	(21,234)	-	-
Cash restricted for flow-through expenditures	291,274	(291,274)	-
	1,055,685	1,172,677	(979,850)
Cash Flows From Financing Activities
Common shares issued for cash	-	7,603,950	2,700,701
Share issue costs	(155)	(163,831)	(55,383)
	(155)	7,440,119	2,645,318

(Decrease) Increase in Cash & Cash Equivalents	(1,683,398)	4,653,119	115,271
Cash and Cash Equivalents, Beginning of Year	7,604,417	2,951,298	2,836,027

Cash and Cash Equivalents, End of Year	$ 5,921,019	$ 7,604,417	$ 2,951,298

Cash and Cash Equivalents are Comprised of:
Cash in bank	$ 460,018	$ 427,772	$ 223,932
Short-term deposits	5,461,001	7,176,646	2,727,366
	$ 5,921,019	$ 7,604,417	$ 2,951,298
Supplemental Information on Non-Cash Transactions
Mineral property acquisition costs	$ (129,000)	$ -	$ -
Shares issued for mineral property acquisition	129,000	-	-
Marketable securities received	(11,000)	(86,500)	(23,500)
Mineral property interest option proceeds	11,000	86,500	23,500
Share-based compensation expense	407,392	1,034,486	1,040,212

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

Years Ended January 31

(Expressed in Canadian Dollars)

	2009	2008	2007
		(restated- Note 2)	(restated- Note 2)
Net Loss	$ (2,981,658)	$ (3,270,712)	$ (2,700,977)
Other comprehensive (loss) income
Changes in fair value of investments	(210,822)	152,541	659,682
Realized gains on sale of investments	(141,806)	(344,041)	(182,882)
Income taxes arising on changes in fair value of investments (Notes 2 and 9)	52,894	28,725	(71,520)
Other comprehensive (loss) income	(299,734)	(162,775)	405,280

Comprehensive Loss	$ (3,281,392)	$ (3,433,487)	$ (2,295,697)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Years Ended January 31

(Expressed in Canadian Dollars)

	2009	2008	2007
Common Shares (Note 8)		(restated- Note 2)	(restated -Note 2)
Balance, beginning of year	$ 17,704,253	$ 12,120,742	$ 9,358,013
Issued for:
Cash - private placement	-	5,000,000	2,550,000
Cash - private placement (flow-through shares)	-	1,500,000	-
Cash – exercise of warrants	-	939,500	8,500
Cash – exercise of options	-	164,450	142,200
Mineral property interest	129,000
Fair value assigned to warrants issued on private placement	-	(1,429,905)	-
Transfer from contributed surplus on the exercise of share purchase options	-	143,660	117,512
Share issue costs	(155)	(734,194)	(55,483)
Balance, end of year	17,833,098	17,704,253	12,120,742
Contributed Surplus
Balance, beginning of year	4,264,269	1,845,676	922,976
Share-based compensation	407,392	1,034,486	1,040,212
Fair value assigned to warrants issued on private placement	-	1,429,905	-
Agents’ warrants issued as a commission on private placement	-	97,862	-
Transfer to common shares on exercise of share purchase options	-	(143,660)	(117,512)
Balance, end of year	4,671,661	4,264,269	1,845,676
Deficit
Balance, beginning of year	(13,334,927)	(10,092,940)	(7,320,443)
Prior year income tax recovery not previously recognized (Note 2)	56,910	85,635	14,115
Balance as restated	(13,278,017)	(10,007,305)	(7,306,328)
Net loss for the year	(2,981,658)	(3,270,712)	(2,700,977)
Balance, end of year	(16,259,675)	(13,278,017)	(10,007,305)
Accumulated Other Comprehensive Income
Balance, beginning of year	379,398	570,898	94,098
Prior year income tax recovery not previously recognized (Note 2)	(56,910)	(85,635)	(14,115)
Balance as restated	322,488	485,263	79,983
Other comprehensive (loss) income	(299,734)	(162,775)	405,280
Balance, end of year	22,754	322,488	485,263

Shareholders’ Equity	$ 6,267,838	$ 9,012,993	$ 4,444,376

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures

Years Ended January 31

(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2006	$3,279,340	$329,389	$ -	$ 223,914	$3,832,643

Acquisition Costs	79,818	16,297	182,367	29,060	307,542
Exploration Expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration Tax Credits	(32,702)	-	-	-	(32,702)
Reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation Obligations	6,088	-	-	27,330	33,418
Net expenditures, year ended January 31, 2007	695,306	93,221	235,349	262,619	1,286,495

Acquisition Costs	121,002	29,939	(9,811)	24,347	165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197	2,495,617
Exploration Tax Credits	(4,872)	-	-	-	(4,872)
Reimbursements	(38,963)	-	-	-	(38,963)
Reclamation Obligations	(11,371)	-	-	-	(11,371)
Net expenditures, year ended January 31, 2008	2,103,739	75,145	124,460	302,544	2,605,888

Acquisition Costs	272,794	-	164,041	21,492	458,327
Exploration Expenditures	664,510	94,546	739,499	46,783	1,545,338
Exploration Tax Credits	(2,408)	-	-	-	(2,408)
Reimbursements	(9,362)	-	-	-	(9,362)
Reclamation Obligations	11,100	-	-	(23,439)	(12,339)
Net expenditures, year ended January 31, 2009	936,634	94,546	903,540	44,836	1,979,556

Cumulative net expenditures, January 31, 2009	7,015,019	592,301	1,263,349	833,913	9,704,582

Less write-downs and abandonments	(1,193,588)	(75,331)	(310,493)	(190,415)	(1,769,827)
Less option proceeds	(541,143)	-	(42,920)	-	(584,063)
Net cumulative expenditures on active mineral properties charged to operations, from inception to January 31, 2009	$5,280,288	$ 516,970	$ 909,936	$ 643,498	$7,350,692

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 13 to the consolidated financial statements. These consolidated financial statements reflect the following significant accounting policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

These consolidated financial statements have been prepared on the going concern basis. The Company has prepared budgets which indicate that current cash resources are sufficient for operations for at least the next two fiscal years without any additional financing. If the current economic climate persists beyond the current fiscal year, additional measures will be taken to ensure the continued operation of the Company.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash. As of January 31, 2008, the Company was obligated to spend $291,274 on eligible flow-through expenditures in British Columbia before December 31, 2008. This amount was reported in the balance sheet as cash restricted for flow-through expenditures, and was spent during the current fiscal year as required.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income (loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Company’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Shareholders’ Equity.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Financial Assets and Financial Liabilities

The Company’s financial assets, other than cash and cash equivalents, and financial liabilities are classified as follows:

•

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At January 31, 2009 and 2008, the recorded amounts approximate fair value.

•

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition and are classified as “held to maturity”. Held to maturity assets and liabilities are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. At January 31, 2009 and 2008, the recorded amounts approximate fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until the instrument is either sold or suffers an impairment that is other than temporary.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

•

Accounts payable and accruals, payable to related party, and mineral property project deposits are classified as “other financial liabilities” and are measured at amortized cost. At January 31, 2009 and 2008, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to operations using the effective interest rate method.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed, when appropriate, though the recognition in income of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

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

January 31, 2009, 2008 and 2007

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

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 8) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligation is based on the estimated cash flow required to settle the obligation, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligation due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

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

Share-Based Compensation

The Company issues options to purchase shares under the terms of an incentive plan described in Note 8. When options to purchase shares are issued to employees, officers, or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

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

Significant estimates used in these financial statements include, among others, estimates of reclamation expense, recoverability of accounts receivable, calculation of stock based compensation, recoverability of future income tax assets and the fair value of marketable securities.

2.

ACCOUNTING CHANGES

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008.  EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included $56,910 (2008 - $85,635, 2007 - $14,115) in future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements is provided in the following tables:

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statement of Operations	2008	2007
Net loss
As originally presented	$ (3,241,987)	$ (2,772,497)
Future income tax recovery (expense) not previously recognized	(28,725)	71,520
Revised	$ (3,270,712)	$ (2,700,977)

Accumulated Other Comprehensive Income
As originally presented	$ 570,898	$ 94,098
Future income tax recovery not previously recognized	(85,635)	(14,115)
Revised	$ 485,263	$ 79,983

On February 1, 2008, the Company adopted three new accounting standards described in Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation of the CICA Handbook. The requirements of these new standards are:

Capital Disclosures

Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any external capital requirements and, if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management has been included in Note 10 to the financial statements.

Financial Instruments - Disclosures and Financial Instruments – Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2.

ACCOUNTING CHANGES (continued)

Section 3862 specifies disclosure which enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, the nature and extent of and exposure to risks arising from financial instruments and how the entity manages those risks.  As a result of the adoption of this standard, additional disclosure on these risks has been included in Note 11 to the financial statements.

Section 3863 establishes standards for the presentation and classification of financial instruments and non-financial derivatives. The adoption of this standard did not have any impact on the classification or presentation of the Company’s financial instruments.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Detailed expenditures on mineral property interests during the years ended January 31 are included in the table below. Analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

	2009	2008	2007
Acquisition Costs	$ 458,327	$165,477	$ 307,542

Exploration Costs
Aircraft and helicopter	89,781	369,289	129,550
Camp	85,272	222,987	106,083
Chemical analysis	99,348	147,796	130,992
Data management and maps	17,568	31,174	28,379
Drilling and trenching	59,794	377,265	73,920
Geological and engineering	773,251	949,190	526,522
Geophysical surveying	204,355	132,722	132,176
Materials	20,636	26,547	33,412
Penalty related to flow-through expenditures	12,474	-	-
Project management	4,000	99,544	64,486
Reclamation expense	14,863	1,234	645
Recording and filing	85,127	80,092	255,627
Travel	78,869	57,777	56,503
	1,545,338	2,495,617	1,538,295
Exploration tax credits	(2,408)	(4,872)	(32,702)
Exploration expenditure reimbursements	(9,362)	(38,963)	(560,058)
Reclamation obligations	(12,339)	(11,371)	33,418
	1,521,229	2,440,411	978,953

Total Acquisition and Exploration Costs	1,979,556	2,605,888	1,286,495
Option Proceeds	(103,920)	(148,143)	(168,500)

Net Expenditures For the Year	1,875,636	2,457.745	1,117,995
Cumulative Net Expenditures, Beginning of Year	7,244,883	4,787,138	3,669,143

Cumulative Net Expenditures, End of Year	9,120,519	7,244,883	4,787,138
Property Write-downs and Abandonments	(1,769,827)	(1,026,362)	(662,099)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 7,350,692	$ 6,218,521	$ 4,125,039

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Details of the Company’s commitments to earn or acquire its mineral property interests and commitments by partners to option mineral property interests from the Company are included in the Company’s Annual Information Form which is filed in conjunction with these financial statements. Summaries of each property agreement are included below.

British Columbia

Auddie Property

Effective January 29, 2007, the Company signed an option agreement to purchase a 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million. The Company has completed exploration expenditures of $30,000 and was required to make cash payments totalling $115,000 on or before January 31, 2010. This agreement was terminated January 28, 2009 when the property was returned to the vendor.

Gillis Property

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% Net Smelter Return (“NSR”), 1.5% of which can be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totaling $165,000 on or before September 5, 2012 and issue 250,000 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.

Grizzly Property

The Company has a 100% interest in this property, subject to the underlying RDN royalties (Note 3), pursuant to an amendment of the RDN Agreement dated February 21, 2007. Effective May 1, 2008, the Company signed an option agreement with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $250,000 being made on or before May 1, 2012.

This agreement was terminated subsequent to year-end. The Company retains 100% of the property subject to the underlying NSR.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Jake Property

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company has completed exploration expenditures of $300,000 Canadian and is required to make cash payments totalling USD$ 300,000 on or before October 29, 2015. On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”), which provides that Island Arc can earn a 51% interest in the property on completion of aggregate exploration expenditures of $1,750,000, cash payments to the Company of USD $270,000 and issuing 850,000 common shares of Island Arc to the Company. This agreement was terminated effective February 19, 2009. The Company will assume the remaining obligations to the underlying vendor.

Kizmet Property

The Company holds 100% interest in the Kizmet claims, subject to a 1% NSR payable to RGLD Gold Canada, Inc.

RDN Property

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $200,000. The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

RDN Property (continued)

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which is no longer part of the RDN Option Agreement.

Thorn Property

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company is required to issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Tide Property

On July 10, 2001, the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010; an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Williams Property

On May 17, 2001, the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Yukon

FER Property

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. Under a letter of agreement dated November 26, 2008 NVI Mining Ltd. sold their interest to the Company, subject to a NSR of 2%.

Northgate Exploration Alliance (Boulevard Property)

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 310 claims in the Yukon, now known as the Boulevard Property, were staked on behalf of the Alliance. Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company is operator until Northgate completes the funding requirement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Wernecke Breccia Property

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Alaska

Goodpaster Properties

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

Bou-Swede property

The Company holds a 100% interest in 265 claims staked in December 2005.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Goodpaster Properties (continued)

California-Surf property

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

$25,000 upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc. (“ AngloGold Ashanti”),, the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

ER-Ogo-Fire Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti, the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Australia

Lachlan Fold Belt Project

In September 2006, the Company signed an agreement with BWG whereby the Company was granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. The Company has completed the required eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Barmedman Property

Effective December 12, 2008, the Company signed a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet Australia”) to explore the Barmedman licence. Inmet Australia can earn a 60% interest in the project by funding exploration expenditures of A$5,000,000 over four years and making cash payments to the Company of A$250,000. The Company will be operator until completion of the option requirements.

Springfield Property

Effective October 21, 2008, the Company signed an option agreement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending A$1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending A$5 million in exploration expenditures.

The Company is required to issue 100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 ounces, and 500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 ounces.

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

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3.

MINERAL PROPERTY INTERESTS

Victoria Goldfields

Effective June 27, 2008, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company must fund a total of A$370,000 in exploration by March 31, 2009. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year.

Upon the Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Nevada

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont Capital”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont Capital was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company was required to make total cash payments of USD $290,000 on or before March 31, 2014 and additional payments of USD$100,000 each anniversary from March 31, 2015 until the option was exercised or the agreement was terminated. The Company had the option to purchase the property, subject to a 2% NSR, 100% of which may also have been purchased. This agreement was terminated February 23, 2009 when the Gila 24 property was returned to the vendor.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

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

5.

RELATED PARTY TRANSACTIONS

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by two directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the fiscal year, the Company was indebted to Equity in the amount of $41,133 (2008-$72,121) for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Company. During the year ended January 31, 2009, the Company paid Equity $22,209 (2008 - $35,777, 2007 - $736,281) for geological consulting services and $159,094 (2008 - $234,271, 2007 - $235,389) for providing general corporate and administrative services composed of $1,606 (2008 - $6,364, 2007 $6,282) for investor services, $129,918 (2008 - $131,775, 2007 - $129,999) for management services, $2,807 (2008 - $9,412, 2007 - $9,672,) for office services, $18,124 (2008 - $67,908, 2007 - $62,336) for rent and $6,638 (2008 - $18,812, 2007 - $27,100) for support services. These amounts were accounted for at the exchange amounts agreed to by the parties.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors each indirectly own 22% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6.

LEASE OBLIGATIONS

The Company signed a sublease, which expires November 30, 2010, for office space occupied by the head office. The Company has made a prepayment of the final two months lease payments. The following table shows the required lease and estimated operating cost expense over the next three fiscal years.

Fiscal year ended
	January 31, 2010	January 31, 2011	January 31, 2012
Lease payment	$ 72,804	$ 48,536	-
Operating costs(est.)	54,603	36,402	-
Total	$ 127,406	$ 84,938	-

7.

RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Mineral Property Reclamation Obligations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 31, 2006	19,999,539	$ 9,358,013
Issued for cash
Private placement, net of issue costs of $55,243	1,572,000	2,494,757
Exercise of share purchase options, net of issue costs of $190 and including transfer from contributed surplus on the exercise of options	175,000	259,522
Exercise of warrants, net of issue costs of $50	5,000	8,450

January 31, 2007	21,751,539	12,120,742
Issued for cash
Private placement, net of issue costs of $204,001	2,601,212	4,795,999
Flow-through shares, net of issue costs of $56,879 and future income taxes of $472,500	600,000	970,621
Exercise of share purchase options, net of issue costs of $620 and including transfer from contributed surplus on the exercise of options	182,500	307,490
Exercise of warrants, net of issue costs of $194	472,000	939,306
Fair value assigned to warrants issued on private placement	-	(1,429,905)

January 31, 2008	25,607,251	17,704,253
Issued for mineral property acquisition net of issue costs of $155	100,000	128,845

January 31, 2009	25,707,251	$17,833,098

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

The Company issues share purchase options to directors, officers and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,570,725 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the date on which the option is granted. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	January 31, 2009		January 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	2,355,000	$ 1.54	1,920,000	$ 1.38
Granted	435,000	0.47	635,000	1.85
Exercised	-	-	(182,500)	0.90
Expired	(355,000)	0.95	-	-
Forfeit/Cancelled	(180,000)	1.68	(17,500)	1.70
Outstanding at end of year	2,255,000	$ 1.41	2,355,000	$ 1.54
Options exercisable at end of year	2,101,250	$ 1.42	2,045,000	$ 1.50

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

The following share purchase options are outstanding at January 31, 2009.

	Options Outstanding			Options Exercisable
Expiry Date	Number of shares	Exercise price	Weighted Average Remaining Life	Number of shares	Exercise price
18-Jun-09	125,000	$ 0.96	0.38	125,000	$ 0.96
09-Dec-09	205,000	1.21	0.85	205,000	1.21
22-Dec-10	110,000	1.23	1.89	110,000	1.23
17-July-11	665,000	1.70	2.46	665,000	1.70
11-Jan-12	125,000	2.04	2.95	125,000	2.04
16-July-12	340,000	2.00	3.46	290,000	2.00
10-Dec-12	250,000	1.65	3.86	218,750	1.65
16-July-13	165,000	0.90	4.46	127,500	0.90
19-Dec-13	270,000	0.20	4.88	235,000	0.20
	2,255,000		2.94	2,101,250

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2009 was $0.18 per share (2008 - $1.68; 2007 - $1.67). The Company determines the fair value of the options for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model and using the following weighted average assumptions:

	January 31, 2009	January 31, 2008	January 31, 2007
Volatility	60%	186%	164%
Risk-free interest rate	1.71%	4.44%	4.32%
Expected life	3.6 years	3.4 years	5 years
Expected dividend yield	-	-	-

The total share-based compensation expense charged against operations for the year ended January 31, 2009 was $407,392 (2008 - $1,034,486, 2007 - $1,040,212).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

Details of outstanding warrants are as follows:

	January 31, 2009		January 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,275,292	$ 2.57	1,707,000	$ 2.21
Issued	-	-	3,040,292	2.72
Exercised	-	-	(472,000)	2.23
Expired	(1,235,000)	2.20	-	-
Outstanding at end of year	3,040,292	$ 2.72	4,275,292	$ 2.57

The following warrants are outstanding at January 31, 2009.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	139,080	$ 2.00	05-July-09
Share Purchase Warrant	2,901,212	2.75	05-July-09
	3,040,292

9.

INCOME TAXES

The Company’s future income tax assets are:

	January 31
	2009	2008
Future income tax assets (liabilities)
Mineral property interests	$ 1,422,789	$ 961,479
Other assets	8,232	9,804
Investments	(1,930)	(59,755)
Tax loss carry-forwards	1,971,805	1,592,885
	3,400,895	2,504,413
Valuation allowance	(3,400,895)	(2,504,413)
Net future income tax assets	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2009	2008 (restated-Note 2)	2007 (restated-Note 2)
Loss before income taxes	$ (2,928,764)	$ (3,714,487)	$ (2,772,497)

Combined Canadian and provincial statutory tax rates	30.0%	31.5%	34.12%

Recovery of income taxes based on combined statutory tax rates	$ 878,629	$ 1,169,118	$ 945,976

Add (deduct):
Non-deductible expenses
Share-based compensation	(85,944)	(324,918)	(354,920)
Other	(396,611)	(570,243)	(149,182)
Tax effect of current period losses not recognized	(396,074)	(273,957)	(441,874)
Future income tax asset not previously recognized – restatement of other comprehensive income (Note 2)	(52,894)	(29,204)	71,520
Future income tax asset not previously recognized	-	472,500	-
Future income tax (expense) recovery	$ (52,894)	$ 443,296	$ 71,520

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

At January 31, 2009, the Company has unrecognized losses for income tax purposes of approximately $6,111,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2010	$ 350,000
2011	414,000
2015	558,000
2026	940,000
2027	1,339,000
2028	1,190,000
2029	1,320,000
$ 6,111,000

10.

CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers its capital to be shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

10.

CAPITAL MANAGEMENT (continued)

The Company currently has sufficient working capital to meet its planned exploration operations and administrative expenses through the current operating period and for the following fiscal year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

11.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in both US Dollars and Australian Dollars to pay these expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

11.

RISK MANAGEMENT (continued)

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Accounts receivable consists mainly of accrued interest on cash and cash equivalents. As such, the Company considers this risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 10).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates or foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates would affect the expected total receipts by 8.8% and a 20% change in foreign exchange rates would affect the fair value of total assets by 0.7%. Actual financial results for the coming period will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

12.

OPERATING SEGMENTS

The Company operates in one industry segment only, mineral exploration, within four geographic areas: Canada, Australia, and the states of Alaska and Nevada in the United States of America. All operating segments are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash and cash equivalents attributable to each geographic area for the fiscal years ending January 31. All other assets, including equipment, are held solely in Canada.

	2009	2008	2007
Canada	$5,807,416	$ 7,515,281	$ 2,927,535
Alaska	4,223	4,903	7,034
Australia	107,829	79,376	4,355
Nevada	1,552	4,857	12,374
	$ 5,921,019	$ 7,604,417	$ 2,951,298

The following tables show the net loss attributable to each geographic area, and the selected components thereof, for each fiscal year: Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statements of Mineral Property Expenditures.

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2009	$(1,971,596)	$ (96,773)	$ (865,177)	$ (48,113)	$ (2,981,658)
Included in Net Loss
Mineral property revenue	205,792	875	42,920	-	249,587
Interest income	239,255	103	6,060	2	245,420
Gain on sale of marketable securities	141,806	-	-	-	141,806
Future income tax expense	(52,894)	-	-	-	(52,894)
Depreciation	(47,183)	-	-	-	(47,183)
Share-based compensation	(407,392)	-	-	-	(407,392)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

12.

OPERATING SEGMENTS (continued)

	Canada	Alaska	Australia	Nevada	Total

Net Loss for the year ended January 31, 2008	$(2,880,035)	$ 43,186	$(128,146)	$(305,717)	$(3,270,712)
Included in Net Loss
Mineral property revenue	216,583	124,620	-	-	341,203
Interest income	265,645	153	5,057	3	270,858
Gain on sale of marketable securities	344,041	-	-	-	344,041
Future income tax recovery	443,775	-	-	-	443,775
Depreciation	(48,241)	-	-	-	(48,241)
Share-based compensation	(1,034,486)	-	-	-	(1,034,486)

Net Loss for the year ended January 31, 2007	$(2,083,992)	$ (98,804)	$(248,238)	$(269,943)	$(2,700,977)
Included in Net Loss
Mineral property revenue	232,920	356	-	-	233,276
Interest income	135,659	130	-	15	135,804
Gain on sale of marketable securities	182,882	-	-	-	182,882
Future income tax recovery	71,520	-	-	-	71,520
Depreciation	(53,920)	-	-	-	(53,920)
Share-based compensation	(1,040,212)	-	-	-	(1,040,212)

13.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13.

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

(b) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

(c) Statements of cash flows

Both CICA Handbook Section 1540 and Statement of Financial Accounting Standard (“SFAS”) 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2009
	Canadian GAAP	Adjustments (a,b)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 741,264	$ 741,264
Impairment provision for mineral property acquisition costs previously capitalized	-	(527,266)	(527,266)
Cumulative mineral property interest acquisition costs		213,998	213,998
Deficit	(16,259,675)	213,998	(16,045,677)

	2008
	Canadian GAAP	Adjustments (a,b)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 493,709	$ 493,709
Share capital	17,704,253	322,500	18,026,753
Deficit	(13,278,017)	171,209	(13,106,808)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d) Reconciliation (continued)

Consolidated Statements of Operations

	2009	2008	2007

Net loss under Canadian GAAP	$ (2,981,658)	$ (3,270,712)	$ (2,700,977)
Net mineral property interest acquisition costs (b)	247,555	58,975	236,169
Impairment loss recognized	(527,266)	-	-
Future income tax recovery (a)	-	(472,500)	-
Deferred tax benefit (a)	-	150,000	-

Net loss under U.S. GAAP	$(3,261,369)	$(3,534,237)	$(2,464,808)
Basic and diluted loss per share under U.S. GAAP	$ (0.12)	$ (0.14)	$ (0.12)

Consolidated Statements of Comprehensive Income (Loss)

	2009	2008	2007

Comprehensive loss under Canadian GAAP	$ (3,281,392)	$ (3,433,487)	$ (2,295,697)
Net adjustments to consolidated statements of operations	(279,711)	(263,525)	236,169

Comprehensive loss under U.S. GAAP	$ (3,561,103)	$ (3,697,012)	$ (2,059,528)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d) Reconciliation (continued)

Consolidated Statements of Cash Flows (c)

	2009	2008	2007

Net loss under Canadian GAAP	$ (2,981,658)	$ (3,270,712)	$ (2,700,977)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	47,183	48,241	53,920
Foreign exchange (gains) losses	(81,762)	47,233	7,519
Reclamation obligations	(12,339)	(11,371)	33,418
Share-based compensation	407,392	1,034,486	1,040,212
Non-cash mineral property acquisition costs	129,000	-	-
Non-cash mineral property option proceeds	(11,000)	(86,500)	(23,500)
Gain on sale of marketable securities	(141,806)	(344,041)	(182,882)
Interest income	(245,420)	(270,858)	(135,804)
Future income tax recovery	52,894	(443,775)	(71,520)
Increase in accounts receivable	171,923	62,003	(239,398)
Increase in prepaid expenses	(6,273)	(6,840)	(19,532)
Increase in project reclamation deposits	11,358	(73,380)	(37,330)
Increase in accounts payable and accruals	(78,420)	(137,342)	218,856
Increase in exploration funding deposits	-	(506,821)	506,821
Total adjustments	242,730	(688,965)	1,150,780

Net cash used for operating activities under Canadian GAAP	$ (2,738,928)	$ (3,959,677)	$ (1,550,197)

14.

COMPARATIVE AMOUNTS

The comparative amounts have been reclassified where necessary to conform with the presentation used in the current year.

RIMFIRE MINERALS CORPORATION

Management Discussion and Analysis

For the year ended

January 31, 2009

1.1   Date

The information in this form includes financial results for the year ending January 31, 2009 with other information current to April 30, 2009.

1.2   Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

Due to extreme market volatility and uncertainty that all junior exploration companies have experienced recently, the Company has taken steps to trim expenditures in non-essential areas and to ensure that exploration continues in a strategic manner to maximize discovery opportunities. The Company has cash in highly liquid term deposits which is sufficient to fund operations for at least two to three years, including continued exploration expenditures, and has no need for immediate financing. The Company will strive to identify opportunities that may arise during this downturn in order to build the Company and its exploration portfolio.

2008 Exploration Overview

In 2008, Rimfire focused exploration expenditures on projects in southern BC and the Lachlan Fold Belt in Australia. Joint venture partners completed drill programs at the Grizzly project in British Columbia, Boulevard in the Yukon, and Goodpaster District in Alaska. In addition, Rimfire continued work on early stage gold projects in northern BC.

British Columbia

The Company’s new partner, Inmet Mining Corporation, funded a two-phase program to explore the Grizzly alkalic copper-gold porphyry target. The Phase I program of surface geochemistry, and geophysics, completed at the end of July, resulted in a correlation between surface mineralization at the Grizzly Showing and geophysical anomalies identified in the IP program. A second IP target with coincident molybdenum-gold-copper soil geochemistry occurred on the Mirko grid. The Phase II drilling program targeting these anomalies was completed in early October.

The Company conducted exploration on the Gillis Property in southern BC where previous work had identified anomalous gold-in-silt geochemistry in a number of drainage areas. The program expanded the soil sampling coverage to assess the extent of the anomalous area and to define possible trends to the mineralization. Prospecting and geological mapping in the same program uncovered several quartz vein showings containing gold and silver.

Yukon Territory

Encouraging trenching results from the Boulevard Project in Yukon were followed up with a diamond drill program from September – October, 2008. In coordination with the drill program, an IP, ground magnetometer and soil survey was completed to aid in refining drill targets.

Alaska

Rubicon Minerals Corporation funded a surface and drilling program on the Goodpaster District properties that focused on the ER claim group.

Australia

In the Lachlan Fold Belt of Australia, the Company completed an initial reconnaissance program of soil sampling and IP surveys on five of nine exploration licences in early 2008. This was followed up with an IP survey on the newly-acquired Springfield Property and a diamond drilling program on one of these exploration licences. A farm-in agreement has been concluded which will see Inmet Mining Australia conduct a drill program on another of the exploration licences included in the initial IP surveys.

The Company has entered a joint venture agreement for three exploration licences in the Stawell Corridor of the Victoria goldfields. Initial IP surveys will commence early in 2009.

Financial Overview for Fiscal Year Ended January 31, 2009

The Company’s working capital as of January 31, 2009 was $6,041,336 comprised primarily of cash and term deposits, compared to $8,864,011 at the end of the previous fiscal year. The term deposits and cash are sufficient to fund general and administrative expenditures for the next two fiscal years without a requirement for additional financing. Strategic exploration initiatives can also be funded from the Company’s cash on hand. If additional exploration is warranted, there may be a requirement for additional financing.

1.3   Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2009:

	2009	2008	2007
Mineral Property Revenues	$ 249,587	$ 341,203	$ 233,276
Net Income (Loss)	(2,981,658)	(3,270,712)	(2,700,977)
Per Share	(0.12)	(0.13)	(0.13)
Total assets	6,464,246	9,284,376	5,358,588
Long-Term Liabilities	46,167	53,308	68,782
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 13 to the consolidated financial statements and which reflect the following significant policies:

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary. Tax consequences of the unrealized gains and losses recorded in other comprehensive income are recognized in the statement of operations as recovery of previously unrecognized tax losses.

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

1.4   Results of Operations

For the year ended January 31, 2009 Rimfire incurred a net loss of $2,981,658 ($0.12 per share) compared to a net loss of $3,270,712 ($0.13 per share) in the previous year. Mineral property revenues decreased by 25% from $341,203 to $249,587 while interest revenue decreased by 10% from $270,858 to $245,240. Exploration expenditures decreased by 40% but acquisition costs more than doubled such that total mineral property expenditures ($1,979,556) were only 75% of the previous year ($2,605,888). In the last half of the year, significant efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 20% from the previous year.

The most significant items comprising general and administrative expenses are salaries and share-based compensation expense for incentive stock options granted to directors, officers and employees during the fiscal year. Share-based compensation accounts for 20% of the total expenditures while salaries and support accounts for an additional 35%.

The increase in total administrative expenditures was comprised of increases in accounting and legal fees, rent and salaries. The Securities and Exchange Commission completed a scheduled review of the Corporation’s filings early in 2008. The costs associated with the response to these comments are reflected in increased legal and audit fees. The Company relocated the head office during the second quarter which resulted in an increase in monthly rent payments as well as additional office costs associated with setting up a new location. Salaries and support services increased reflecting the increased number of full-time staff in the Company.

Coupled with the increases were significant decreases in administrative expenditure. Share-based compensation was nearly one-third the figure in the previous year since lower exercise prices tend to result in lower fair market value assigned to the options. Foreign exchange translations resulted in a gain instead of a loss as the Company’s US dollar accounts were revalued at a higher rate. The Company maintains US dollar accounts to make payments denominated in US dollars. When these accounts are adjusted to the prevailing exchange rate at the balance sheet date, the difference is shown as a foreign exchange gain or loss. The US dollar increased from year end rate of $1.0022 Canadian in 2008 to $1.2265 in 2009.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,545,338 ($2,495,617), and property acquisition expenditures totaled $458,327 ($165,477). These costs were offset by exploration reimbursements totaling $9,362 ($38,963). The majority of the exploration expenditures were made on the Lachlan Fold Belt properties in Australia. Another major emphasis was the Gillis Property in British Columbia where expenditures eligible for flow-through renunciation were completed.

Acquisition expenditures are significantly increased with the Company’s purchase of Cangold’s 51% interest in the Thorn property and conclusion of two option agreements for Australian projects in the Lachlan Fold Belt and Victoria Goldfields. The Lachlan Fold Belt agreement, which terminated at the end of August, required the Company to make cash payments upon designation of project areas.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2009 exploration tax credits are $2,408 ($4,872). The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone. Flow though expenditures, which were renounced to investors, are not eligible for these tax credits which reduced the total credit receivable for the current fiscal year. Option proceeds were $103,920 ($148,143) while joint venture management fees were $145,667 ($193,060).

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Boulevard, Yukon Territory

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire and Northgate Minerals, with each company having funded the initial $330,000 in exploration that led to staking of the property. To date, Northgate has funded approximately $1.4 million of the required $1.5 million in exploration expenditures to earn an additional 10% interest (for a total of 60%) in the property.

The exploration program was conducted under an Exploration Alliance with Northgate signed in December, 2005. This alliance targeted "Pogo-style" intrusion-related gold deposits in an area fitting the model criteria and possessing placer gold deposits without a known bedrock source. The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results, Rimfire and Northgate staked additional claims in the area.

Diamond drilling in September 2008 was focused on trenched areas with significant widths of gold mineralization. Five drill holes tested this mineralization at depth, returning 1.0 g/t gold over 1.8 metres in BV08-01, approximately 45 metres down dip from the trench, and 0.9 g/t gold over 18 metres including 1.9 g/t gold over 3.5 metres in BV08-03 approximately 5 metres down dip from the trench. Additional targets were identified from results of a magnetometer survey and previous soil geochemistry data. A total of 525 metres of core was drilled in seven holes from six different locations. In total, 4.85 line kilometres of IP and 45 line kilometres of magnetometer survey were completed. The soil survey grid was extended southeast from the existing Boulevard grid.

The work program was conducted by Equity Exploration Consultants Ltd. under the direction of Jim Lehtinen, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report was filed on SEDAR on March 3, 2009.

Gillis Property, British Columbia

The Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by Rimfire of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 250,000 shares to the vendors.

Previous work had identified anomalous gold-in-silt geochemistry in a number of drainage areas and very limited follow-up defined anomalous gold soil geochemistry with a few rock samples returning weakly anomalous gold values. During October 2008, Rimfire Minerals Corporation carried out a mapping, prospecting, and geochemical sampling program on the Gillis property. The sampling work was contracted to RIO Minerals Ltd. who completed 78.425 km of soil lines. A total of 64 rock samples were taken in addition to the 1712 soil samples.

Prospecting and mapping was focused on previous soil and silt anomalies located primarily in the western and central portions of the property. Prospecting has led to the discovery of three showings that have anomalous values of gold and silver in combination with other pathfinder elements. The Fort showing, located in one of the western drainages, consists of one 30 centimeter grab sample of quartz vein material which returned 19.65 g/t gold and 201 g/t silver. The SAV area, located 2 km southeast of the Fort showing, is a cluster of four anomalous gold samples. The third area, the South Side, is highlighted by a few anomalous gold float samples which lie within a multi-element soil anomaly with poor outcrop exposure.

A small program of mechanical trenching and further prospecting is anticipated in 2009. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

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

Inmet Mining Corporation (“Inmet”) signed an option agreement to acquire the Grizzly Property effective May 1, 2008. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least $5 million in exploration at the Grizzly over four years, including $800,000 in the first year. Inmet will make staged cash payments totalling $250,000 over the earn-in period, including $50,000 received upon signing. Inmet terminated this agreement effective March 1, 2009.

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

During the second quarter of 2008, the Company completed a first phase program consisting of 32 line-kilometres of Induced Polarization (IP) geophysical survey, property-wide geological mapping, prospecting and soil sampling. The geophysical survey consisted of a pole-dipole array covering two-thirds of the 26 km2 Grizzly property at 400 metre line spacing and 200 metre line spacing over the Grizzly copper-gold showing. The survey was conducted by Scott Geophysics under the management of Equity Exploration Consultants Ltd. A total of 611 soil samples and 188 rock samples were collected and sent for assay. The portion of the IP survey covering the Mirko Gird returned coincident chargeability/resistivity high anomalies over the area of the soil anomalies. These coincident anomalies occur on three consecutive 400 metre spaced lines.

Copper – gold mineralization at the Grizzly showing, hosted by potassium-feldspar + biotite + chlorite + carbonate altered mafic volcanic rocks, is expressed in the IP survey as a chargeability high with resistivity values that are generally lower than unaltered mafic volcanic rocks. This geophysical signature extends to depth below unaltered sedimentary rocks (25 to 150 metres below surface) and defines an area of potential copper – gold mineralization that is 750 metres wide by 400 metres long that is open to the northeast, east and to depth. This area is also coincident with a one square kilometre copper, gold and molybdenum-in-soil geochemical anomaly.

Phase II of the Grizzly exploration program, conducted during September, consisted of 11 diamond drill holes for a total of 2128 metres. Eight of the drill holes targeted coincident copper – gold – molybdenum soil geochemical anomalies and IP anomalies in the Grizzly showing area, and three drill holes targeted coincident molybdenum soil geochemical anomalies and IP anomalies on the Mirko Grid. Two of these holes intersected numerous alteration zones with trace chalcopyrite disseminations and calcite-chalcopyrite veins in mafic volcanic rocks. Results include 53.73 metres of 0.11% copper and 0.19 g/t gold including 17.38 metres of 0.21% copper and 0.28 g/t gold in GRZ08-11. Three holes intersected moderately altered volcanic and intrusive rocks with abundant pyrite disseminations, but yielded no significant results.

Three of the holes targeted the Mirko Grid IP chargeability anomalies and coincident molybdenum-in-soil geochemical anomalies in an area of scarce outcrop exposure. Two holes intersected anomalous molybdenum mineralization with an intersection of 94.44 metres that averaged 0.02% molybdenum in GRZ08-09. The third hole, on the inferred continuation of the IP anomaly, did not return any significant mineralization.

The work program was conducted by Equity Exploration Consultants Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report has not been filed on SEDAR.

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

Effective May 14, 2007 the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate. The agreement was terminated effective February 19, 2009.

An exploration program consisting of an induced polarization (IP) geophysical survey extending to the northwest and south of the Jake Showing and the area drilled in 2007 commenced in early August. A total of 21.5 kilometres of IP and 9.4 kilometres of magnetometer survey were performed. This work follows up on gold-bearing mineralization intersected in drill-testing buried IP geophysical anomalies in 2007. The results of the 2008 survey defined potential drill targets.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on April 29, 2008. There have been no material changes since that report.

Thorn Property, British Columbia

The Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property was a joint venture with Cangold Limited as operator. Cangold held a 51% interest in the property, subject to an underlying NSR. No program has been completed since the 2005 field season.

Effective April 11, 2008 the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company pay to Cangold 25% of any cash or share payments received from the third party partner.

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. The Corporation is seeking a partner to advance exploration on the project. There are currently no plans to conduct exploration on the property in 2009.

The drilling and sampling programs during 2004 and 2005 were conducted under the direction of Henry Awmack, P.Eng., of Equity Exploration Consultants Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006. There have been no material changes since that date.

Expenditures by the Company, excluding payments made by joint venture partners, on the major British Columbia and Yukon properties during the fiscal year ended January 31, 2009 were:

	Boulevard	Gillis	Grizzly	Jake	Thorn
Acquisition costs	$ 2,400	$ 24,606	$ 4,208	$ -	$232,396

Exploration costs
Aircraft and helicopter	-	44,896	-	-	5,024
Camp	55	13,418	185	392	272
Chemical analysis	1,199	48,508	-	-	421
Data management & maps	502	2,193	94	41	56
Drilling & trenching	-	-	-	-	-
Geological and engineering	24,577	84,230	31,246	26,923	6,746
Geophysical surveying	-	-	-	-	22,000
Materials	-	1,946	-	364	-
Project management	420	-	-	12	122
Reclamation	-	-	-	91	-
Recording and filing	529	15,486	-	-	5,059
Travel	759	7,968	121	90	170
	28,041	218,645	31,646	27,913	39,870

Exploration tax credits	-	(2,478)	(14)	56	82
Joint venture payments	(1,036)	-	-	-	(7,496)
Reclamation obligations	3,383	-	5,031	152	6,875
	30,388	216,167	36,663	28,121	39,331

Total Acquisition and Exploration Costs	32,788	240,773	40,871	28,121	271,727
Option proceeds			50,000	11,000
Net Expenditures	32,788	240,773	(9,129)	17,121	271,727

Cumulative Net Expenditures
Beginning of Year	184,941	-	63,253	240,863	1,119,379
Property write-down or abandonment	-	-	-	-	-
End of Year	$ 217,729	$ 240,773	$ 54,124	$ 257,984	$ 1,391,106

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million. An initial field evaluation consisting of mapping and limited soil sampling followed by a 6 line-kilometre induced polarization geophysical survey was conducted during 2007. This agreement was terminated January 28, 2009 and the property was returned to the vendor.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 100% interest in these claims, subject to a 2% NSR in favour of NVI Mining Ltd.

•

Kizmet Property, covering 5,471 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

•

Poker Creek Property, covering 5,035 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart. The Company owns 100% of these claims. In August 2008, a helicopter-supported seven day reconnaissance program of soil sampling, prospecting and geological mapping was carried out on the claims. Two soil lines returned highly anomalous results in copper and, to a lesser extent, gold over a roughly one by one kilometre area. Adjacent silt sample results indicate an area in excess of three kilometres east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

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

•

Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. The project is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies. An approximately 2000 line kilometre helicopter airborne magnetics survey was completed over the project properties at 200 metre flight line spacing during November 2007 followed by surface reconnaissance programs in 2008.

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2008.

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion Fronteer, who owns 80% of the project, and the Corporation will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company is actively seeking a joint venture partner for the Williams Property.

•

Yukon Uranium Project, consisting of 400 claims, was located in Yukon Territory, approximately 60 km west-southwest of Dawson City. The company holds a 100% interest in these claims subject to a 1% NSR. The claims, which target anomalous uranium geochemistry in stream sediment and soil samples, were staked during 2007 as part of an agreement signed with Longview Capital Partners. The claims lapsed in July 2008 terminating the agreement.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

Poker Creek	Quesnel Trough	Tide	Wernecke Breccia	Williams	Other

Acquisition costs	$ -	$ 2,759	$ -	$ -	$ 5,000	$ 1,425

Exploration costs
Aircraft and helicopter	21,540	-	-	-	-	14,177
Camp	4,207	1,828	1	741	6	4,837
Chemical analysis	6,644	551	185	3,257	983	805
Data management & maps	2,073	949	33	2,267	172	2,493
Drilling & trenching	-	-	-	-	-	-
Geological and engineering	23,277	43,204	19,874	6,642	22,400	62,820
Geophysical surveying	-	2,500	-	701	-	-
Materials	1,410	26	-	-	-	1,915
Penalty for flow-through funds	-	-	-	-	-	12,474
Project management	345	512	4	234	21	541
Reclamation	-	-	-	-	-	-
Recording and filing	6,082	18,035	-	-	-	12,390
Travel	3,837	3,038	-	1,160	-	7,204
	69,415	70,643	20,097	15,002	23,582	119,656

Exploration tax credits	-	-	-	-	(2)	(52)
Joint venture payments	-	-	-	(830)	-	-
Reclamation obligations	-	-	-	-	(3,008)	(1,333)
	69,415	70,643	20,097	14,172	20,572	118,271

Total Acquisition and Exploration Costs	69,415	73,402	20,097	14,172	25,572	119,696
Option proceeds	-	-	-	-	-	-
Net Expenditures	69,415	73,402	20,097	14,172	25,572	119,696

Cumulative Net Expenditures
Beginning of Year	5,209	138,824	(122,006)	1,511,194	344,475	1,114,628
Property write-down or abandonment	-	-	-	-	-	(196,105)
End of Year	$ 74,624	$ 212,226	$(101,909)	$1,525,365	$ 370,047	$ 1,038,219

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 183,920 acres (74,430 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

As operator Rubicon has completed a US $750,000 program in 2008 that included property-wide reconnaissance exploration including geological mapping, prospecting and soil sampling with limited drilling on the ER-Ogo-Fire property. Drilling targeted new mineralization found approximately 300 metres northwest of an area drilled in 2003 and 2004 by then-partner AngloGold Ashanti. Angular mineralized talus was identified over an area 100 metres in length, where nine of 40 samples returned in excess of 2.5 g/t gold. Three holes, totaling 300 metres, were completed to test this mineralization.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 7, 2008. There have been no material changes since that date.

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

Australia

Lachlan Fold Belt Properties

The Company has four exploration licences covering 57,536 hectares in the Lachlan Fold Belt, New South Wales, Australia. The original nine licences encompassed available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted the Company a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The Company completed the required expenditures of USD$150,000 and designated project areas for which BWG will retain a 2% NSR. The Company will pay fees based exploration expenditures within the designated areas.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

The Company has signed an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt. The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

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

In early 2008, the Company completed reconnaissance exploration programs on five of the licences in the Lachlan Fold Belt (Barmedman, Walmer, Gollan, Goulburn, Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences.

An exploration program was completed on the Springfield property in late September 2008, consisting of geological mapping, rock chip sampling, minor soil sampling and 23 line-km of IP surveys. The IP survey consisted of a dipole-dipole array with 100 metre “a” spacing and 100 to 400 metre line spacing.

The Company completed a diamond drilling program on the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned gold values of 2.4 and 3.6 g/t gold and the remaining five assayed from 0.21 to 0.61 g/t gold. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 metre-wide by 500 metre long chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes totalling 287 metres which returned no significant results. No future work is planned at Trounce.

Effective December 12, 2008, the Corporation signed a Farm-in agreement with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period, including A$50,000 upon signing of the agreement. The exploration plan for 2009 is to conduct diamond drilling to determine whether the IP chargeability anomaly reflects buried copper-gold mineralization. In addition, further geochemical techniques, such as MMI geochemical surveys are being contemplated to investigate the entire 388 km2 property.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

The Company will be exploring three licences, totaling 120 km of the corridor length, representing all ground outside of a buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 g/t gold defined by 25 drillholes. Additional targets include kilometre-scale gravity anomalies that have been confirmed through drilling to reflect basalt centres at depth, with coincident gold and pathfinder element geochemical anomalies on surface.

Under the agreement, the Company agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). The Company can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by spending A$500,000 per license by March 31, 2011. Northgate then has the option on each license to: 1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision; 2) not participate and allow the Company to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or 3) participate in a 50/50 joint venture.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Expenditures by the Company during the fiscal year ended January 31, 2009 (all amounts in Canadian Dollars) were:

	Alaska	Australia		Nevada
		Lachlan Fold Belt	Victoria Goldfields
Acquisition costs	$ -	$ 160,433	$ 3,608	$ 21,492

Exploration costs
Aircraft and helicopter	4,145	-	-	-
Camp	3,575	50,109	5,541	103
Chemical analysis	4,602	31,357	-	836
Data management & maps	4,232	2,402	48	13
Drilling & trenching	-	59,794	-	-
Geological and engineering	68,900	282,172	66,712	3,527
Geophysical surveying	-	168,495	10,659	-
Materials	356	14,506	114	-
Project management	1,775	15	-	-
Reclamation	-	15	-	14,757
Recording and filing	-	-	-	27,547
Travel	6,961	38,331	9,229	-
	94,546	647,196	92,303	46,783

Exploration tax credits	-	-	-	-
Joint venture payments	-	-	-	-
Reclamation obligation	-	-	-	(23,439)
	94,546	647,196	92,303	23,344

Total Acquisition & Exploration Costs	94,546	807,629	95,911	44,836
Option proceeds	-	42,920	-	-
Net Expenditures	94,546	764,709	95,911	44,836

Cumulative Net Expenditures
Beginning of Year	491,465	359,809	-	789,077
Property write-down or abandonment	(69,041)	(310,493)	-	(190,415)
End of Year	$ 516,970	$ 814,025	$ 95,911	$ 643,498

The Annual Information Form accompanying the consolidated financial statements and this Management Discussion and Analysis contains additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Alaska, Fer, Grizzly, Jake, Kizmet, Poker Creek, Quesnel Trough, RDN, Thorn, Tide, or Williams properties for the 2009 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

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

1.5   Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated to reflect income tax consequences of unrealized gains and losses on marketable securities which are now recognized in the computation of net income.

Quarter Ended	Mineral Property Revenue	Net Income (loss) (restated)	Income (loss) per share
January 31, 2009	$ 57,008	$ (533,918)	$ (0.02)
October 31, 2008	109,580	$ (971,870)	$ (0.04)
July 31, 2008	19,007	(869,447)	(0.03)
April 30, 2008	63,992	(606,424)	(0.02)
January 31, 2008	102,324	(519,023)	(0.02)
October 31, 2007	377,037	(726,121)	(0.03)
July 31, 2007	49,772	(1,573,323)	(0.07)
April 30, 2007	156,111	(452,245)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures, as shown above, have some of this seasonality masked by share-based compensation awards. The addition of Australia, Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6   Liquidity

The Company’s working capital as of January 31, 2009 was $6,041,336 comprised primarily of cash and term deposits, compared to $8,864,011 at the end of the previous fiscal year. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current fiscal year without a requirement for additional financing. Due to extreme market volatility and uncertainty that all junior exploration companies have experienced recently, the Company has taken steps to trim expenditures in non-essential areas and to ensure that exploration continues in a strategic manner to maximize discovery opportunities. The Company has cash in highly liquid term deposits which is sufficient to fund operations for at least two to three years, including continued exploration expenditures, and has no need for immediate financing.

The Corporation’s number of issued and outstanding shares was 25,707,251 at January 31, 2009. The purchase of the Thorn property completed during the first quarter accounts for the increase from the 25,607,251 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 435,000 employee stock options were granted at a weighted average strike price of $0.47 and 535,000 options expired or were forfeited. 1,820,000 previously granted director and employee options exercisable before December 2012 remain outstanding.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include sublease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $127,407. The other current obligations are statutory withholding and payroll taxes.

1.7   Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset. For U.S. GAAP reconciliation, mineral property acquisition costs have been capitalized. As of the fiscal year ended January 31, 2009 this would have totalled $741,264. The change in commodity prices combined with changing economic situation for most junior producers and exploration companies makes it more difficult to joint venture or option mineral properties. Therefore, the Company would have written down the mineral property interests by $527,266 to reduce the portion allocated to properties for which there are no plans for active exploration in the coming fiscal year or joint venture agreements in place. This would result in total acquisition costs of $213,998 on active properties.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the A$370,000 required on three exploration licenses acquired in the Stawell corridor under the Victoria Goldfields agreement with Northgate. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Boulevard	Nil	Nil
Fer	Assessment & filing $12,390	June 10, 2009
Gillis	2.5% of exploration expenditures ($5,462) $25,000 option payment	February 28, 2009 September 5, 2009
Grizzly	Nil	Nil
Jake	$30,000 (USD) option payment	October 29, 2009
Kizmet	Cash in lieu and filing $4,715	December 31, 2009
Poker Creek	Nil	Nil
Quesnel Trough	Cash in lieu & filing fees of $138,280	June 13, 2009
RDN	Nil	Nil
Thorn	Nil	Nil

Property	Amount	Date of payment
Tide	Nil	Nil
Wernecke Breccia	20% of expenditures (no estimate available)	December 31, 2009
Williams	Advance royalty payment $5,000 Cash in lieu & filing fees of $61,634	December 15, 2009 December 31, 2009
Alaska properties	Nil	Nil
Australia – Victoria Goldfields	Exploration A$370,000	March 31, 2009
Nevada	Claim rental fee USD$15,753	August 31, 2009

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9   Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

As at January 31, 2009, the Company was indebted to Equity, in the amount of $41,133 for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Company. During the year ended January 31, 2009, the Company paid Equity $22,209 (2008 - $35,777, 2007 - $736,281) for geological consulting services and $159,094 (2008 - $234,271, 2007 - $235,389) for providing general corporate and administrative services composed of $1,606 (2008 - $6,364, 2007 $6,282) for investor services, $129,918 (2008 - $131,775, 2007 - $129,999) for management services, $2,807 (2008 - $9,412, 2007 - $9,672) for office services, $18,124 (2008 - $67,908, 2007 - $62,336,) for rent and $6,638 (2008 - $18,812, 2007 - $27,100) for support services. The cost of support services has decreased as some personnel have been transferred to the Company’s direct payroll. The company now purchases general liability and property insurance independently from Equity Exploration Consultants Ltd, so this amount is no longer paid to a related company. Rent has been eliminated with the move of the Company’s head office to separate office space.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors, David Caulfield and Henry Awmack, each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by Antioch Investments Ltd. and Equity Exploration Consultants Ltd., in which they hold an interest. When the property was sold to Newmont and NVI Mining Ltd, these companies retained an NPI of varying amounts depending on the claim group.

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

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. Several properties had significant changes in exploration undertaken or reclamation work completed during 2008 which resulted in changes to the estimates for reclamation obligations. The new figures are reflected in the financial statements as a liability for the Company. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

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

Not applicable

1.12   Critical Accounting Estimates

Not applicable

1.13   Changes in Accounting Policies including Initial Adoption

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008.  EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included $56,910 (2008 - $85,635, 2007 - $14,115) in future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets.

On February 1, 2008, the Company adopted three new accounting standards described in Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation of the CICA Handbook. The requirements of these new standards are:

Capital Disclosures

Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any external capital requirements and, if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, additional disclosure on the Company’s capital management has been included in Note 10 to the financial statements.

Financial Instruments - Disclosures and Financial Instruments – Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosure which enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, the nature and extent of and exposure to risks arising from financial instruments and how the entity manages those risks.  As a result of the adoption of this standard, additional disclosure on these risks has been included in Note 11 to the financial statements.

Section 3863 establishes standards for the presentation and classification of financial instruments and non-financial derivatives. The adoption of this standard did not have any impact on the classification or presentation of the Company’s financial instruments.

Future Accounting Changes:  International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company would prepare the first interim report under IFRS for the period ending April 30, 2011 with the first annual report for the period ending January 31, 2012.

During 2008, the Company prepared for transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS by completing a thorough review of published IFRS, a scoping study of current reporting in comparison to IFRS and identifying specific standards which will require adjustments in the Company’s reporting or recording practices.

The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

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

Disclosure of Outstanding Share Data

Please refer to Note 8 of the financial statements for details of share issues prior to January 31, 2009.

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

RIMFIRE MINERALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2009	$(2,504,413)	$(960,760)	$119,258	$(54,980)	$(3,400,895)
2008	(2,330,466)	(322,737)	178,951	(30,161)	(2,504,413)

[1]

The 2008 and 2009 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities.