Form 20-F
period 2009-12-31
KISKA METALS CORP.
filed 2010-04-26
CIK 1135347

OMB APPROVAL
OMB Number: 3235-0288 Expires: January 31, 2012 Estimated average burden hours per response.2611.00

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from February 1, 2009 to December 31, 2009_

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………..

Commission file

0-31100

Kiska Metals Corporation (fka Rimfire Minerals Corporation)

 (Exact name of Registrant as specified in its charter)

Not Applicable

 (Translation of Registrant’s name into English)

Yukon

 (Jurisdiction of incorporation or organization)

Suite 1350 – 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Jason S. Weber Telephone (604) 669-6660 Fax (604) 669-0898

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact

Securities registered or to be registered pursuant to Section 12(b) of the Act.  NONE.

Title of each class

Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

56,741,361

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

☐Yes  ☐ No

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral, composed of copper, arsenic and sulfur (Cu3AsS4 )
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square meters (2.471 acres)

Glossary of Terms
hydrothermal	a term applied to heated water or fluid
Induced Polarization (IP)	A method of ground geophysical survey that measures the voltage decay of electrical charge in the Earth following the cessation of an applied current pulse to the Earth.
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	applied to an igneous rock having dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral composed of iron and sulfur (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
minerals	a homogeneous naturally occurring chemical substance
net smelter return (NSR)	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
pyrite	a mineral composed of iron and sulfur (FeS2)
rhyolite	extrusive igneous rocks with high potassium and silica content
tetrahedrite	a steel-gray to iron-black isometric mineral composed of copper, antimony and sulfur (Cu112Sb4S13)
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present

Glossary of Terms
tuff	a general term for all consolidated rocks formed by volcanic explosion or aerial expulsion from a volcanic vent
tungsten	a metallic element with the chemical symbol W
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

FORWARD-LOOKING STATEMENTS

This Transition Report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. These forward looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this Transition Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Transition Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

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

All mineral resources referenced in this transition report on Form 20-F have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This transition report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

	PART III

ITEM 17	FINANCIAL STATEMENTS	120
ITEM 18	FINANCIAL STATEMENTS	120
ITEM 19	EXHIBITS	121

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3   KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth:

(i)

the average rates of exchange between the Canadian dollar and the U.S. dollar for each of the five most recent financial years of Kiska Metals Corporation (hereinafter “Kiska” or “the Corporation”), calculated by using the average of the exchange rates on the last day of each month during the period; and

(ii)

 the high and low daily exchange rate for each month during the previous six months,

in each case based on the closing exchange rate for U.S. dollars as published on the Bank of Canada website (http://www.bankofcanada.ca/en/rates/exchange-look.html).

Fiscal Year ended December 31	2009	2008	2007	2006	2005
Average Rate During Period	$0.8760	$0.9338	$0.9376	$0.8844	$0.8284

	March 2010	February 2010	January 2010	December 2009	November 2009	October 2009
High Rate	$ 0.9898	$ 0.9611	$ 0.9771	$ 0.9580	$ 0.9565	$ 0.9748
Low Rate	0.9601	$ 0.9307	0.9352	0.9343	0.9278	0.9221

On March 31, 2010, the closing rate as published on the Bank of Canada website was $0.9845 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

On August 5, 2009, Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. ("Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Corporation” or “Kiska”) completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”). The Company expects there will be synergies in exploration in those areas where both Geoinformatics and Rimfire were active, and a reduction of overhead costs by combining the companies. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2009 includes the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to December 31, 2009. The comparative consolidated annual statements of operations and comprehensive loss and cash flows for the years ended December 31, 2008 and 2007 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations. The summary information presented below for years ended 2005 to 2008 contains information only for Geoinformatics. Comparative consolidated annual financial statement information for Rimfire’s three most recent fiscal years and summary information for Rimfire’s five most recent fiscal years, as disclosed under Item 3 are available in the annual report on Form 20-F filed on EDGAR by Rimfire (now the Corporation) effective May 8, 2009.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
Mineral Property Revenue	$ 273,051	$ 897,315	$ 1,358,045	$ 1,728,740	$ 3,094,127
Net Loss	(10,866,715)	(16,260,741)	(14,474,635)	(9,868,724)	(5,028,352)
Per Share	(0.29)	(1.84)	(3.73)	(3.25)	(2.17)

Current Assets	1,848,613	1,293,202	7,620,730	7,245,835	4,330,882
Mineral Property Interests	-	-	-	-	-
Other Assets	8,297,070	1,352,141	2,034,642	531,545	517,107
Total Assets	10,145,683	2,645,343	9,655,372	7,777,380	4,847,989
Current Liabilities	284,751	641,071	1,663,823	1,342,480	1,360,387
Long-Term Liabilities	401,391	-	16,914,189	9,082,066	105,649
Shareholders’ Equity	9,459,541	2,004,272	(8,922,640)	(2,647,166)	3,381,953

Weighted Average Shares Outstanding (number of shares)	36,876,491	8,831,930	3,859,409	3,033,247	2,314,312

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Except as disclosed in Note 18 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

CURRENT CANADIAN ACCOUNTING CHANGES

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Intangible Assets. The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Section 3064 also provides guidance for the treatment of preproduction and start-up costs and generally requires that these costs be expensed as incurred. The Corporation adopted Section 3064 as of January 1, 2009, and its adoption had no impact on the Corporation’s consolidated financial statements.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations and replace the existing Handbook Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-controlling Interests. The Corporation adopted these sections as of January 1, 2009, and accounted for its acquisition of Rimfire in accordance with Section 1582.

Consolidated Financial Statements – Section 1601

In January 2009, the CICA also issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and, along with Section 1602, will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1602, Non-Controlling Interests.  The Corporation adopted these sections as of January 1, 2009, and the adoption of Section 1601 had no impact on the Corporation’s consolidated financial statements.

Non-Controlling Interests – Section 1602

In January 2009, the CICA also issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard IAS 27, Consolidated and Separate Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1601, Consolidated Financial Statements. The Corporation adopted these sections as of January 1, 2009, and the adoption of Section 1602 had no impact on the Corporation’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities – EIC 173

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued Emerging Issues Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which provides guidance on the implications of credit risk in determining the fair value of an entity’s financial assets and financial liabilities. The guidance clarifies that an entity’s own credit risk and the credit risk of counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The Corporation’s fair value disclosures incorporate this new guidance.

Accounting Changes – Section 1506

In June 2009, the CICA amended Handbook Section 1506 Accounting Changes. The amendment excludes changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting, as will occur when an entity adopts IFRS for the first time, from the scope of Section 1506.

Financial Instruments - Disclosures – Section 3862

In June 2009, the CICA also amended Handbook Section 3862, Financial Instruments – Disclosures to provide the Canadian equivalent to amendments made to IFRS 7, Financial Instruments: Disclosures. The amendments require enhanced disclosure requirements, which include:

•

classifying and disclosing fair value measurements based on a three-level hierarchy

•

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•

Level 3 – inputs for the asset or liability that are not based on observable market data.

•

reconciling beginning balances to ending balances for Level 3 measurements

•

identifying and explaining movements between levels of the fair value hierarchy

•

providing a maturity analysis for derivative financial liabilities based on how the entity manages liquidity risk, and

•

disclosing the remaining expected maturities of non-derivative financial liabilities if liquidity risk is managed on that basis.

These amendments are applicable to financial statements for fiscal years ending after September 30, 2009 and comparative information is not required in the year these amendments are first implemented. Applicable disclosures have been included in Note 5 to the consolidated financial statements.

Equity – Section 3251

In August 2009, the CICA issued amendments to Handbook Section 3251, Equity as a consequence of issuing Section 1602, Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.

The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1602, Non-Controlling Interests. The Corporation adopted these sections as of January 1, 2009, and their adoption had no impact on the Corporation’s consolidated financial statements.

Financial Instruments – Recognition and Measurement – Section 3855

In August 2009, the CICA also amended Handbook Section 3855, Financial Instruments — Recognition and Measurement, bringing greater consistency between Canadian GAAP, IFRS and US GAAP on the timing of impairment recognition for debt instruments. Companies that have classified financial assets as held-to-maturity investments are now required to assess those financial assets using the impairment requirements of Handbook Section 3025, Impaired Loans. Section 3025 was consequentially amended to accommodate the changes to Section 3855. The amendments allow more debt instruments to be classified as loans and receivables. This allows those instruments to be evaluated for impairment using Section 3025. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading. These amendments did not affect the recognition or measurement of the Corporation’s financial instruments.

FUTURE ACCOUNTING CHANGES:

Convergence with International Financial Reporting Standards

In 2006, the Accounting Standards Board of the CICA ratified a strategic plan that will result in Canadian GAAP, as used by public companies, evolving and being converged with International Financial Reporting Standards over a transitional period currently expected to be completed by 2011. The International Accounting Standards Board currently has projects underway that should result in new pronouncements which will be included in the convergence process.

The Corporation is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Corporation, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan.

RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

Standards Codification

Financial Accounting Standards Board (FASB) has published the Accounting Standards Codification which supersedes all previous US GAAP pronouncements for interim and annual financial periods ending after September 15, 2009. The references to the standards are changed to new codified standards (ASC) but do not affect the actual application of US GAAP for the Corporation. The following discussion focuses on differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Corporation. The following tables summarize the difference in the consolidated statements of operations and the consolidated balance sheets.

ASC 805 Business Combinations (FAS141R)

This standard establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This standard is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period after December 15, 2008.  This standard is consistent with the CICA Handbook Section 1582, Business Combinations, which the Corporation adopted during the year.

ASC 815 Derivatives and Hedging (FAS161)

This standard was issued in March 2008 and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.

The intent is to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Since the Corporation does not apply hedge accounting and has no derivatives, the adoption of this standard has no material impact on the Corporation’s financial statement presentation.

ASC 855 Subsequent Events (FAS165)

The standard sets out the period after the balance sheet date during which management should evaluate events that occur for potential recognition or disclosure in the financial statements. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The adoption of this standard has no material impact on the Company’s financial statement presentation..

ACCOUNTING STANDARDS UPDATES ("ASU")

ASU2010-06 Fair Value Measurements and Disclosures

The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Corporation uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Corporation uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Corporation's financial statements. The Corporation is assessing the required disclosure to prepare for implementation for the first interim period of the fiscal year ending December 31, 2010.

ASU2010-02 Consolidation

This standard update addresses recognition of changes in a parent’s ownership interest in a subsidiary and is effective for interim and annual reporting periods beginning after December 15, 2009. The standard requires that all changes which occur while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions with no gain or loss recognized in either consolidated net income or comprehensive income. The Corporation is assessing the impact of this update on the financial statements.

OTHER DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING STANDARDS

Flow – through shares (SFAS 109 – ASC740-10)

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Mineral Property Acquisition Costs

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
Net Loss	(10,359,588)	(17,112,758)	(15,771,997)	(1,808,564)	(1,454,655)
Loss Per Share	(0.28)	(1.94)	(4.09)	(0.60)	(0.63)
Mineral Property Interests	884,973	652,596	493,626	295,106	129,586
Total Assets	11305,436	3,297,939	10,148,978	8,072,486	4,977,575
Shareholders’ Equity	10,619,264	2,656,868	(8,429,034)	(2,352,060)	3,511,539

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

Specific Corporate Risks

Competitive Conditions

The mineral exploration and development business is highly competitive. Kiska competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than Kiska. The Corporation’s competitive position depends on its ability to successfully fund and economically explore, acquire and develop new and existing mineral properties. The Corporation seeks to differentiate itself by making use of a variety of innovative targeting and exploration technologies. The risk of direct competition may be mitigated by Kiska’ technological capabilities, however, others could adopt or may have adopted these strategies. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees. The Corporation seeks to provide a supportive working environment which will foster a cooperative team atmosphere to attract and retain high caliber employees for all positions.

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

The services of David A. Caulfield, Director, Business Development, are provided to the Corporation pursuant to a January 1, 2010 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of this Form 20-F. (See Item 6 "Directors, Senior Management and Employees").

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration, mine development or resource investment. It is possible that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under Yukon corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to the two competing corporations. (See Item 6: Certain Affiliations)

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of the Yukon Territory, Canada, and five of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Shareholder Dilution

The Corporation raises working capital funds primarily through the sale of its common shares from treasury. An investor’s proportional interest in the Corporation will decrease over time as additional common shares are issued. In the current economic climate, necessary financing may have to be carried out at lower prices per share than the Corporation would prefer. The Corporation has carefully prepared budgets for planned exploration programs and will pursue financing at the highest available price to minimize this dilution.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at December 31, 2009 was $61,796,434.

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

Resource Estimation Risks

The Corporation’s mineral resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible at certain locations, and during that time the economic feasibility of exploiting a discovery may change.

The resource estimation is based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore the technical report and other studies may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events.

The resource estimation included some economic parameters but relies heavily on geological interpretation of the drill sections and analytical results. A full-scale feasibility study incorporating the processing and recovery described earlier, a mine plan and economic considerations could result in significantly different resources or reserves. Upon application for permits for operation of the mine, additional considerations such as infrastructure requirements and capital expenditures could affect the economic viability of developing the Whistler project into a mine.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, New Mexico, Yukon Territory, British Columbia, or New South Wales, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

For those of the Corporation’s properties held under option agreement, if the Corporation does not fulfill its obligations under the terms of any such option agreement, such agreement will terminate and title to the property will revert to the grantor of the original option.

Government policy may impact the Corporation’s ability to develop mineral exploration properties if protected areas legislation, traditional territory designation or other restrictive land use regulations affecting mineral properties are enacted.

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

Foreign Operations

Some of the Corporation’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. The Corporation’s flagship property is located in Alaska, and the majority of expenditures related to the Whistler Project are denominated in United States dollars. Since the Corporation’s treasury is primarily denominated in Canadian dollars, there is a risk of increased foreign exchange rates increasing the cost of exploration and development. Other foreign currencies are not material to the Corporation’s activities.

General Operating Risks

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities. The Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. All properties are presently without any known body of commercial ore.

The Corporation holds interests in 439 claims covering 187,047 hectares in British Columbia, Canada. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Boulevard and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Boulevard Property consists of 238 claims and the Wernecke Breccias Property is comprised of 1,926 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Colorback and Hilltop Properties are located in Nevada. The properties consist of 202 mining claims totaling 4,040 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $140 per claim plus a Lander County renewal fee of U.S. $8.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of the Corporation.

The Corporation’s San Juan Property is located in New Mexico. The property consists of 51 mining claims covering 1,020 acres and five mining leases totaling 2,558 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $140 per claim plus filing fees. The leases are subject to annual rental of $10 per acre. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of the Corporation.

The Corporation’s Goodpaster, Uncle Sam and Whistler Properties are located in Alaska. The properties consist of 2,489 state mining claims totaling 286,400 acres. The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $60-. $100 per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of the Corporation with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of two Exploration Licenses covering 27,513 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of three Exploration Licenses covering 86,679 hectares. Valid title to these tenements remains with the vendor.

The Corporation’s Mexico properties are located in the states of Sonora, Sinaloa and Durango. Each property requires semi-annual payment of tenement taxes that vary depending on the grant date and size of the project. The Corporation has paid all required taxes and completed exploration reports for previous years. Accordingly, valid title to the claims is registered in the name of Minera Geoinformatica S.A. de C.V. with the Directorate General of Mines.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada, New Mexico, Mexico or Australia mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.14 and $0.28 during 2006, between $0.12 and $0.30 during 2007, between $0.01 and $0.42 during 2008, between $0.33 and $1.16 during 2009, and between $0.65 and $0.91 during the first quarter of fiscal 2010. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

Environmental Regulations

All phases of the Corporation’s operations are subject to laws and regulations governing exploration, development, tenure, production, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards and enforcement, more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for the Corporation and its directors, officers and employees. Environmental protection requirements have not had a material effect on the capital expenditures, and competitive position of the Corporation in the current fiscal year and are not expected to have a material effect on the capital expenditures, and competitive position of the Corporation in the near future. Future changes in environmental regulation, if any, may adversely affect the Corporation’s operations.

The Corporation’s current operations are not expected to be impacted by climate change legislation as the greenhouse gas generated by direct operations is limited. However any future development, with increased carbon footprint, could be negatively affected by climate change legislation. Monitoring and reporting requirements are expected to increase the cost of exploration and development. It would also increase the capital cost of development of the mineral properties.

There is insufficient data to determine if global climate change has affected the Corporation’s access to mineral properties or suitable weather conditions for exploration programs. None of the Corporation’s mineral properties have been directly affected by physical impacts such as changes in sea level. Weather is always a factor to be considered in planning an exploration program and none of the programs to date have experienced delays outside of the normal expected range.

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003). On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”(“Geoinformatics”) Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”).

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The goodwill on acquisition is primarily attributed to the ability of the new management team to oversee and advance the ongoing development of the Whistler property and the expected synergies in the combined company. Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in the current year’s share issue costs.

There were 56,741,361 common shares issued and outstanding as fully paid and non-assessable as of December 31, 2009. The head office of the Corporation is located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 and its registered office is located at 200 – 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2.

RECENT HISTORY OF THE CORPORATION

Fiscal Year 2006

In August 2006, the Corporation and Kennecott Exploration Company (“Kennecott”) entered into a Master Strategic Alliance Agreement (the “Master Agreement”) governing a strategic exploration alliance between the companies with respect to the Corporation using technological expertise to identify, evaluate and prioritize certain exploration drill targets over a minimum two-year period (with potential for renewal of up to three additional years) within a geographical region that covers parts of northern Mexico, the western United States and Canada. The Master Agreement consolidated certain earlier agreements between the Corporation and Kennecott. Under the Master Agreement, the Corporation agreed to spend a minimum of US$20 million over the two-year period to explore and drill at least 30 “targets” developed by the Corporation, largely from its proprietary analysis of regional geological data, a portion of which had been supplied by Kennecott. The Master Agreement also provided that Kennecott would transfer four “targets-of-merit” to the Corporation during the initial two-year term of the Master Agreement. The Azulitas property in Sinaloa Province, Mexico was the first “target-of-merit” to be transferred to the Corporation by Kennecott.

Under the Master Agreement, the Corporation was responsible to undertake exploration for deposits of base metals, precious metals and uranium, of a size and quality to be of interest to Kennecott. The Master Agreement provided that the properties offered to the Corporation would be subject to Kennecott’s reserved royalty and back-in rights. The Master Agreement makes reference to a standardization of back-in rights agreement (“Standardization Agreement”) effective as of November 4, 2005. The Standardization Agreement modifies the terms and conditions for Kennecott to exercise its back-in rights under a prior agreement. Under the Standardization Agreement, the back-in right on the properties would allow Kennecott to acquire a 51% or 60% interest in the properties and would be exercisable for a limited time following delivery by the Corporation of a positive order of magnitude study, which was to include an estimation of the size and grade of the mineralization on the applicable property. The back-in right to acquire a 51% interest could be exercised by Kennecott by paying to the Corporation a multiple of the qualified expenditures incurred on the property by the Corporation and by Kennecott carrying the property through to a positive pre-feasibility study. Thereafter, Kennecott would be able to increase its interest to 60% by completing a positive feasibility study on the applicable property. If Kennecott elected not to exercise its back-in right, its sole interest in the property would revert to a 2% net smelter return royalty (“NSR”).

In May 2006, the Corporation finalized a short-term loan facility with GRF for $4.5 million (the “Bridge Loan”). In August 2006, the Corporation and GRF agreed to increase the Bridge Loan to $10 million and to secure the Bridge Loan with the Corporation’s Great Basin properties. The extension to and increase of the Bridge Loan was intended to give the Corporation time to fulfill the conditions to the drawdown of the Convertible Facility, which included the completion of a $4 million equity financing by December 31, 2006. The Bridge Loan bore interest at a rate of 6% per annum and was payable quarterly in arrears. The Bridge Loan matured and the principal amount became immediately due and payable (together with any unpaid accrued interest) upon the drawdown of the first tranche under the Convertible Facility which occurred in January 2007.

In August 2006, the Corporation executed formal loan documentation with Geologic Resource Fund LP (“GRF”) pursuant to which GRF agreed to make available to the Corporation a US$20 million convertible unsecured loan facility (the “Convertible Facility”), on a secured basis, following the approval by minority shareholders of the Corporation for the Convertible Facility at an annual and special meeting held on June 27, 2006. Advances under the Convertible Facility bore interest at 5% per year and GRF had the option of converting the interest payments to common shares in the capital of the Corporation (the “Geoinformatics Shares”) at a conversion rate of $0.25 per share during the initial two years and $0.275 per share in the third year. The Corporation used the proceeds from the Convertible Facility to fund its obligations under the Master Agreement and for general working capital purposes.

In November 2006, the Corporation finalized security arrangements, which provided for the security of the Bridge Loan and, subsequently, the Convertible Facility by a limited recourse guarantee from the Corporation’ indirect subsidiary, Geoinformatics Alaska Exploration, Inc. with recourse limited to certain mineral claims owned by it in the Great Basin region of Nevada.

In December 2006, the Corporation raised $4,272,808 from the issuance of 23,737,820 flow-through units at a price of $0.18 per unit. The proceeds from this financing were used to advance the Corporation’s Canadian projects.

Fiscal Year 2007

In January 2007, pursuant to the Master Agreement, Kennecott Canada Exploration Inc., a wholly-owned subsidiary of Kennecott, transferred 11 Crown claim groups to the Corporation and also assigned three “option-to-purchase” agreements it had entered with private land holders to the Corporation. The subject properties were located in the Thunder Bay area of western Ontario and included the Thunder project which was offered to the Corporation by Kennecott as the second “target-of-merit” under the terms of the Master Agreement.

Also in January 2007, the Corporation completed an initial drawdown of US$10 million under the Convertible Facility. Proceeds from the initial drawdown were used to satisfy the outstanding amount under the Bridge Loan with GRF and the balance was used to fund obligations under the Master Agreement and for general working capital purposes. In April 2007, the Corporation completed the drawdown of the second tranche of US$10 million under the Convertible Facility with GRF.

In February 2007, the Corporation signed an option agreement with Commander Resources Ltd. (“Commander”), pursuant to which the Corporation could earn up to an 80% interest in a package of five properties located in the Omineca Mining District in British Columbia, subject to a third-party NSR on a portion of the properties. On February 20, 2008, the Corporation terminated the option agreement with Commander after completing the minimum $750,000 in exploration expenditures in 2007.

In March 2007, the Corporation entered into a strategic alliance agreement (the “Laurion Agreement”) with Laurion Mineral Exploration Inc. (“Laurion”) effective March 27, 2007, whereby the Corporation was to provide geological analysis and project management services to explore for nickel-copper-platinum group elements in Ontario in exchange for a combination of cash, shares and share purchase warrants of Laurion. The Laurion Agreement provided that the joint venture was to be funded by Laurion and managed by the Corporation. Under the terms of the Laurion Agreement, the Corporation received 2,000,000 common shares and 1,000,000 purchase share warrants of Laurion.

In June 2007, Kennecott offered the Corporation under the Master Agreement a gold–copper porphyry project (the “Whistler Project”) for exploration in Alaska. The Whistler Project was transferred to the Corporation at no cost as the third “target-of-merit” under the Master Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward the Corporation’ obligations under the Master Agreement.

In July 2007, the Corporation’ wholly-owned Australian subsidiary, Clancy, completed an initial public offering of its shares. The funds raised by Clancy were used primarily for the further exploration of Clancy’s copper-gold porphyry projects in New South Wales, Australia. Following completion of the initial public offering, the Corporation retained an approximate 48% equity interest in Clancy.

In August 2007, the Corporation accepted a copper-gold porphyry project near the town of Stockton, Utah, from Kennecott as the fourth “target-of-merit” required to be conveyed to the Corporation pursuant to the terms of the Master Agreement. However, this project has subsequently been returned to Kennecott.

Fiscal Year 2008

In July 2008, the Corporation strengthened its ownership position in its La Noria project in Sinaloa, Mexico when Kennecott relinquished its back-in right on the project but retained a 2% NSR as its only interest in the property.

In August 2008, Geologic Resource Partners LLP (“GRP”) offered to extend a short-term loan (the "2008 Loan") of up to $5.5 million at 12% interest per year on a secured basis to the Corporation to fund the Corporation’s on-going exploration programs and working capital requirements. The 2008 Loan was to mature in March 2009.

In August 2008, the Corporation entered into binding agreements with GRP with respect to (i) the 2008 Loan, and (ii) a private placement of the Corporation Shares at a price of $0.05 per share for gross proceeds of up to approximately $27 million. As security for the 2008 Loan, the Corporation pledged all of the shares of its material subsidiaries.

The placement was completed in October 2008, following approval by minority shareholders. The Corporation issued 19,552,000 common shares to GRP at a subscription price of $0.15 per share and received net proceeds of $2,521,500 following the repayment of the US$20 million Convertible Facility and amounts drawn down under the 2008 Loan. The remaining funds were used to advance the Whistler Project and for working capital purposes. Also in October 2008, the Corporation issued 1,065,907 shares to GRF in satisfaction of the outstanding interest on the Convertible Facility in the amount of $943,328 for the period January 1, 2008 to October 16, 2008. In December 2008, the Corporation completed a one for ten stock consolidation.

Fiscal Year 2009

During the first quarter of 2009, the Corporation focused on corporate opportunities in an effort to secure future funding for its key projects. It attempted to develop strategic opportunities to improve the Corporation’s financial position in the short term and to build shareholder value in the longer term. Chief among the objectives was preserving and developing the Corporation’s key assets and retaining key personnel.

On March 9, 2009, the Corporation negotiated a $2.6 million line of credit with GRP, bearing an annual interest rate of 15% payable on maturity. The line of credit matures on September 30, 2010. On March 27, 2009, the Corporation drew $1 million under the line of credit and on June 8, 2009 drew a further $750,000.

On May 15, 2009, the Corporation and Kennecott entered into a partial termination agreement and a first amendment to the partial termination agreement (collectively, the “Partial Termination Agreement”), whereby the parties terminated the provisions of the Master Agreement with respect to the requirements to form strategic alliances on possible targets in certain regions. The Master Agreement and Standardization Agreement will still apply to the existing projects and to the areas of interest set out in the Partial Termination Agreement. The Kliyul, Whistler, New Mexico and Mexico projects are the only remaining areas of interest under this agreement.

On June 11, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed a definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement. Pursuant to the terms and conditions of the Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding common shares of Rimfire at an exchange ratio of 0.87 Geoinformatics Shares per common share of Rimfire (following a consolidation of Geoinformatics Shares on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share) and change the name of the Corporation to “Kiska Metals Corporation.” The Acquisition was completed effective August 5, 2009, following the approval of shareholders from both Kiska and Rimfire. The shareholder meetings were held on July 30, 2009 with shareholders of each company voting overwhelmingly to approve the Acquisition. Rimfire management and staff have been integrated into the Corporation.

On June 12, 2009, the Corporation and Kennecott entered into the first amendment to the Standardization Agreement (the “Amended Standardization Agreement”). Kennecott and the Corporation decided to amend certain provisions of the Standardization Agreement with respect to the back-in rights of Kennecott on the Whistler Project due to its geographic size. The amendments dealt with, among other things, the formation of a technical committee, the design of the exploration program, the responsibilities for the costs of the exploration program and the delivery of the exploration results, in addition to Kennecott’s rights to exercise the back-in-rights with respect to the Whistler Project.

BUSINESS OVERVIEW

The Corporation is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties. The Corporation has interests in properties located in Canada, the United States, Australia and Mexico.  The Corporation also has an equity interest in Clancy Exploration Limited (“Clancy”), which has properties located in Australia.

The Corporation used a scientific and technology platform that integrates data aggregation, data mining and processing and three dimensional modeling to identify and prioritize exploration drill targets.  The process has been designed to assist in understanding and quantifying risk at an early stage of the exploration cycle. The Corporation has evolved from a technology service company to an exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, Kiska acquired a portfolio of exploration projects under the Master Agreement with Kennecott. A description of the Corporation's mineral exploration properties is set out below in this Item 4 under the subheading “Property, Plants and Equipment.”

NONE OF THE MINERAL PROPERTIES IN WHICH THE CORPORATION HOLDS AN INTEREST CONTAIN ANY KNOWN ORE OR MINERAL RESERVES. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE CORPORATION HAS AN INTEREST ARE EXPLORATORY IN NATURE.

The Common Shares of the Corporation are listed and posted for trading on the TSX Venture Exchange under the trading symbol “KSK.”

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

The Corporation’s medium term goal is to complete the required exploration program for Kennecott’s decision regarding the Whistler program. Completion of the program will provide all the data necessary for Kennecott to decide whether to elect its one-time right to purchase a 51% interest in the Whistler Project by refunding 200% of the project’s exploration expenditures and by advancing the project to a positive prefeasibility study. Kennecott can then earn an additional 9% project interest by advancing Whistler to a production decision. The Corporation’s interest in the property will be carried through this stage.

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

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2010 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation does not anticipate any unusual delays or restricted access to mineral properties due to global climate change. Weather is always a factor to be considered in planning an exploration program and none of the programs have experienced delays outside of the normal expected range. Most of the North American mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Exploration on the Corporation’s Mexican and Australian properties can be conducted on a year-round basis. Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 18 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2009	Year Ended 2008	Year Ended 2007
Exploration Costs	$ 5,853,537	$ 7,205,248	$ 11,664,530
Mineral Property Acquisition	330,598	158,990	198,500

Note: All figures shown above are in Canadian Dollars.

The Corporation’s plan for fiscal 2010 is to complete the required drill and geophysical exploration program on the Whistler program in order to provide sufficient information for Kennecott to make a back-in decision.

The other focus will be to divest the numerous properties in the Corporation’s portfolio to reduce holding costs while returning some value to the Corporation. The plan is to obtain joint venture partners to continue exploration of the Gillis, Grizzly, Kliyul, Redton, Thorn and Williams properties in BC. The properties in Mexico will be sold or joint-ventured as a group along with the exploration office infrastructure in Hermosillo. The Corporation has assigned the option agreement for the Victoria Goldfields project in Australia and will be operator for the program. There will be drill programs on at least one property with a joint venture partner; however, there is no requirement for the Corporation to finance these exploration programs.

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

For the basis of statements made by the Corporation regarding its competitive position, please see the disclosure under Item 3 – Risk Factors – Specific Corporate Risks – Competitive Conditions” on page 18 of the transition report on Form 20-F.

ORGANIZATIONAL STRUCTURE

The Corporation’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

INTERCORPORATE RELATIONSHIPS

Uncle Sam
Goodpaster
Wernecks
Whistler
Boulevard
Thorn
Poker Creek
RDN/Grizzly
Tide
Williams
Redton
Kliyul
Quesnel Trough
Gillis
Colorback/Hilltop
San Juan
Sonora Properties
El Nilo
La Noria
0
500
1,000
kilometres
N
E
S
W

KISKA
KISKA METALS CORPORATION

KISKA METALS CORPORATION NORTH AMERICAN PROJECTS

Date: 24/02/10 Projection: Albers Equal Area Conic Figure:

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

•

Grizzly Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia.

•

Kizmet Property located in the Atlin Mining Division of British Columbia, approximately 130 kilometers northwest of Telegraph Creek, British Columbia.

•

Kliyul Property located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing, British Columbia.

•

Poker Creek Property located in the Liard Mining Division of British Columbia, approximately 16 kilometers west of Telegraph Creek, British Columbia.

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

•

Redton Property located in the Omineca Mining Division of British Columbia, approximately 140 kilometers northwest of Fort St. James, British Columbia.

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

•

Goodpaster Properties located in the Fairbanks Recording District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.

•

Uncle Sam Property located in the Fairbanks Recording District, Alaska, 75 kilometers southeast of Fairbanks, Alaska.

•

Whistler Property located in the Anchorage Recording District, Alaska, 160 kilometers northwest of Anchorage, Alaska.

•

Boulevard Property located in Whitehorse Mining District of Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon.

•

Wernecke Breccia Property located in the Mayo Mining District of Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon.

•

Colorback/Hilltop Properties located in Lander County Nevada approximately 100 kilometers southwest of Elko, Nevada.

•

San Juan Property located in Socorro County New Mexico approximately 45 kilometers southwest of San Antonio, New Mexico

•

Barmedman and Walmer properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

•

Nine projects in Sonora, Durango and Sinaloa States in Mexico.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Australia, Boulevard, Goodpaster, Grizzly, Kizmet, Poker Creek, RDN, Redton, Thorn, Tide, Williams, Werneckes, Uncle Sam or Mexico properties for the fiscal year ending December 31, 2010. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 2,974 square feet of office space sub-leased under agreement with Nexterra Energy. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of March 31, 2010, is $10,617 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s mineral properties are detailed below.

Whistler Property, Anchorage Recording District, Alaska

WHISTLER PROJECT
Petersville
Talkeetna
Skwentna
Petersville to Whistler 100 km (62 miles)
Skwentna Winter Ice Road
Skwentna River
Susitna River
George Parks Hwy
Glenn Hwy
Chackachamna to Whistler 88 km (55 miles)
Beluga to Whistler 193 km (120 miles)
Proposed Chackachamna Hydro/Mt. Spurr Geothermal Power
Beluga Crossing 65 km (40 miles)
Beluga
Tyonek
Anchorage (Deep Water Port)
Cook Inlet
N
S
W
E
0
25
50
kilometres
0
15
30
miles
Highway
Road
Winter Road
Sea crossing distance
Overland distance (no trail exists)

Map showing the location of the Whistler Project relative to Anchorage and possible land access routes.

Location and Introduction

The Whistler property, consisting of 869 claims, covering 132,800 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation subject to a one-time back in right by Kennecott and two underlying agreements.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks. Access to the project area is solely by aircraft. A base camp is established near Rainy Pass, a lodge serviced with a gravel airstrip for wheel-based aircrafts. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs the camp can be winterized.

Property History

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989. During this period, the Whistler and the Island Mountain copper-gold porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska. The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006 Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 metres) and reconnaissance core drilling at other targets in the Whistler region (4,184 metres). Over that period Kennecott invested over US$6.3 million in exploration.

In June 2007, Kennecott offered the Whistler project to the Corporation under the Master Agreement. The Whistler Project was transferred at no cost as the third “target-of-merit” under the Master Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward Geoinformatics’ obligations under the Master Agreement. Between July and October 2007, Geoinformatics drilled seven core boreholes (3,321 metres) to infill the deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.

Property Acquisition

The Corporation’s rights to the Whistler project were acquired from Kennecott in consideration of exploration expenditures totaling a minimum of US$5.0 million over two years subject to two underlying agreements. Kennecott retains certain back-in rights to acquire up to sixty percent of the project.

The first underlying agreement is a Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a certain production royalty. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

The second underlying agreement is an earlier agreement between Cominco American Incorporated (now Teck Resources Limited) and Mr. Kent Turner dated October 1, 1999. This agreement concerns a 2% net profit interest held by Teck Resources Limited in connection with the Turner Claims.

During 2009, the Corporation staked an additional 100 claims surrounding the existing claims.

The following table details the claims that comprise the Whistler property with legal identification (Mineral Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
BT 001-BT099	667647-667745	Seward M., T.S. 19N-20N, Range 19W-20W
IM 1-IM 18	645698-646065	Seward M., T.S. 19N-20N, Range 19W-20W
IM 19-IM 24	645709-645714	Seward M., T.S. 20N, Range 19W
IM 25-IM 27	646066-646068	Seward M., T.S. 20N, Range 20W
IM 28-IM 35	645715-645722	Seward M., T.S. 20N, Range 19W
IM 36	646069	Seward M., T.S. 20N, Range 20W
IM 37-IM 42	645723-645728	Seward M., T.S. 20N, Range 19W
IM 43	646070	Seward M., T.S. 20N, Range 20W
IM 44-IM 49	645729-645734	Seward M., T.S. 20N, Range 19W
IM 50	646071	Seward M., T.S. 20N, Range 20W
IM 51-IM 54	645735-645738	Seward M., T.S. 20N, Range 19W
IM 55	646072	Seward M., T.S. 20N, Range 20W
IM 56-IM 59	645739-645742	Seward M., T.S. 20N, Range 19W
IM 60-IM 70	646073-646083	Seward M., T.S. 19N, Range 19W-20W
IM 71-IM 128	646764-646821	Seward M., T.S. 20N, Range 19W
MUD 1-MUD 43	650959-651001	Seward M., T.S. 20N-21N, Range 19W-20W
MUD 44-MUD 51	656421-656428	Seward M., T.S. 20N, Range 20W
Port 2151-Port-2153	633446-633448	Seward M., T.S. 22N, Range 18W
Port 2251-Port-2253	633446-633451	Seward M., T.S. 22N, Range 18W
Port 2351-Port-2355	633452-633456	Seward M., T.S. 22N, Range 18W
Port 2454-Port-2459	633457-633462	Seward M., T.S. 22N, Range 18W
Port 2555-Port-2559	633463-633467	Seward M., T.S. 22N, Range 18W
Port 2655-Port-2657	633468-633470	Seward M., T.S. 22N, Range 18W
SAM 1 – SAM 37	667206-667242	Seward M., T.S. 21N-22N, Range 17W-18W
Whisper 1 - 182	641197-641319	Seward M., T.S. 22N-23N, Range 18W-19W
Whisper 183	644845	Seward M., T.S. 23N, Range 19W
Whisper 184	646084	Seward M., T.S. 23N, Range 19W
Whisper 185 - 187	644846-644848	Seward M., T.S. 23N, Range 19W
Whisper 188 - 236	646085-646133	Seward M., T.S. 22N-23N, Range 17W,18W,19W
Whisper 240 - 250	646137-646147	Seward M., T.S. 22N, Range 17W-18W
Whisper 265 - 269	646162-646166	Seward M., T.S. 22N, Range 18W
Whisper 284 - 290	646181-646186	Seward M., T.S. 22N, Range 16W, 18W
Whisper 305 - 311	646202-646208	Seward M., T.S. 22N, Range 16W,18W
Whisper 326 - 332	646223-646229	Seward M., T.S. 22N, Range 16W,18W
Whisper 336 – 342	646233-646239	Seward M., T.S. 22N, Range 17W
Whisper 347 – 361	646244-646258	Seward M., T.S. 22N, Range 16W,17W, 18W
Whisper 365 - 617	646262-646977	Seward M., T.S. 21N-22N, Range 16W,17W, 18W, 19W

Regional Geology

Alaskan geology consists of a collage of various terranes that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southern most Pacific margin is underlain by the Chugach–Prince William composite terrane, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrane. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years (“Ma”) to 30Ma and associated with a wide range of base and precious metals hydrothermal sulphide-bearing mineralization.

Property Geology

The geology of Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age. Five main intrusive suites are important in the Whistler project area.

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5Ma with restricted extrusive equivalent. These intrusions are commonly associated with copper-gold porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 to 61Ma) are calc-alkalic granodiorite to diorite intrusions occurring northeast of the Whistler region. These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Copper-gold veinlets and pegmatitic occurrences are characteristics of the Composite plutons.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 to 65Ma. Andesite and diorite rocks may represent higher level or border phases of this intrusive suite.

The Merrill Pass igneous suite forms a north-trending belt of differentiated calc-alkalic volcanic and intrusive rocks (44 to 30Ma) related to the emergence of the Aleutian arc. They are associated with porphyry copper mineralization and are generally barren.

Mineralization

The Whistler project was acquired by the Corporation for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide spectrum of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust. Exploration work completed by Kennecott has uncovered several copper-gold sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry copper-gold deposits.

The Whistler copper-gold deposit is the most important exploration target on the Whistler project. Drilling by Cominco, Kennecott and Geoinformatics was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases. The oldest phase exhibits the best copper-gold mineralization, while the third and youngest is typically barren. On surface, the copper gold mineralization extends over an area measuring 750 by 250 metres and from the surface to depths ranging between 200 and 750 metres.

Surface Exploration, Geophysics and Drill Programs

There are partial records documenting sixteen shallow core boreholes (1,677 metres) drilled on the Whistler copper-gold deposit in 1988 and 1989. The records contain descriptions of the core, with drilling logs and assay results. Apparently, the core from these holes was donated to the State of Alaska in 1990. Few details are available for the sampling procedures used by Cominco Alaska (Teck Resources Ltd.).

Kennecott carried out systematic exploration of the project area between 2003 and 2006. This work included reconnaissance mapping and prospecting, airborne geophysical and radiometric surveying, rock, soil and stream sediments sampling, detailed mapping over selected areas and ground Induced Polarization (IP) surveys.

Between 2004 and 2006, Kennecott drilled a total of thirty-five core holes (12,694 metres) on the Whistler project. Fifteen of those core holes (7,948 metres) were drilled on the Whistler deposit. Drilling at Whistler aimed at testing the copper-gold sulphide mineralization on six east-west sections spaced at 150 to 200 metres with inclined boreholes drilled towards the east and the west. Two inclined holes were drilled with a south azimuth to test the depth extension of the sulphide mineralization.

A total of twenty boreholes (4,746 metres) were drilled by Kennecott to investigate other exploration targets. Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of magmatic hydrothermal processes. The drilling strategy involved testing selected targets with vertical or angled drill holes to validate the geological model. One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

When the Corporation acquired the Whistler project, a review of project data was completed. A field program was initiated in 2007 consisting of infill drilling at Whistler and follow-up reconnaissance work on other targets in order to prepare them for drilling. In total, seven inclined holes totaling 3,321 metres were drilled in 2007.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006. All assay samples were prepared by the Alaska Assay Laboratory, in Fairbanks, Alaska and assayed at either the Alaska Assay Laboratory (2004) or the accredited ALS-Chemex laboratory in Vancouver, British Columbia. Samples were assayed for gold by conventional fire assay and a suite of elements including the usual metals by aqua regia [and 4-acid] digestion and inductively coupled plasma atomic emission spectroscopy. Kennecott used industry best practices quality control measures during its exploration at Whistler. The Corporation continued exploration using the procedures developed by Kennecott for this project.

Rainy Pass Camp
ROUND MTN
N
W
E
S
WHISTLER DEPOSIT
5.75 Moz Au Eq
RAINTREE DISCOVERY
WH09-002 471.6m of 0.93g/t Au Eq
WH09-001
RAINMAKER DISCOVERY
WH09-003
MUDDY CREEK
IM09-002
ISLAND MTN DISCOVERY
IM09-001 382.9m of 0.88g/t Au Eq
0
5
10
kilometres
2009 Drill Collars
Pre 2009 Drill Collars
3D IP line
2D IP line
Whistler Claim outline
Resource
Prospect
KISKA
KISKA METALS CORPORATION
WHISTLER PROJECT
2009 DRILLING AND IP
Date: 01/10/09 Projection: NAD83 ZONE 5 Figure:

In June 2009, The Corporation negotiated an amended agreement with Kennecott. The Corporation agreed to complete a specified work program with defined amounts of geophysics and drilling on several targets within the Whistler project area. Once the full program is completed, Kennecott will decide whether to exercise its right to back-in or relinquish back-in rights and revert to a royalty. The program will consist of:

- Up to 341 line kilometers of 2D and 3D Induced Polarization geophysics on regional targets.

- Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The work program will be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott. In the event of a split decision, final determination lies with Kennecott.

Upon completion of the program and presentation of a report, Kennecott must either elect to:

- Within 90 days, relinquish its back-in right and revert to a 2% NSR, or

- Within 90 days, exercise its back-in right on the project to earn an initial 51% interest by refunding two times Geoinformatics' total qualifying exploration expenditures. Kennecott may then elect to increase its interest to 60% by funding all programs and budgets until the project reaches a development decision, or

- Within 30 days, agree to fund a supplemental exploration drill program. Within 30 days of receiving the results from the completed supplemental program, Kennecott must make a final decision on whether to exercise or relinquish its back-in rights as described above. If Kennecott elects to back in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics' total exploration costs. The supplemental program shall not exceed 180 days.

On August 6, 2009 Kiska commenced a regional IP geophysical survey totaling 341 line-kilometres. The program involved geophysical crews from Aurora Geosciences (Alaska) Ltd. of Anchorage and SJ Geophysics of Vancouver and used a combination of 2D and 3D IP techniques. The 40 line-kilometer 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 78% completed when it was suspended in early November due to frozen ground conditions. Kiska undertook the new geophysical surveys to investigate the entire 18 by 9 kilometer Whistler Corridor and to generate a three-dimensional geophysical model of the subsurface for drill target optimization. Data processing and modeling are complete and the three-dimensional geophysical model was integrated with other data by the end of February. This information was used to further refine targets in thin gravel-covered areas to prioritize targets for drilling as part of agreed program during 2010.

A five hole diamond drill program totaling approximately 1500 metres was completed at Whistler during the late 2009 quarter as part of the agreed program. Five targets were tested.

•

Lightning - outcropping quartz veins hosted by diorite porphyry located approximately 0.9 kilometers southwest of the Whistler Deposit. No significant results were returned from this hole (WH09-001).

•

Raintree West - follow-up on the 2008 discovery where the only hole to-date returned 160 metres averaging 0.59 grams/tonne gold, 6.02 grams/tonne silver, 0.10% copper including 24 meters averaging 1.37 grams/tonne gold, 6.32 grams/tonne silver and 0.13% copper located 1.5 kilometres east of the Whistler Deposit. One hole drilled at this target in 2009 (WH09-002) returned a 471.6 meter intersection that averaged 0.38 grams/tonne gold, 4.7 grams/tonne silver, 0.09% copper, 0.15% lead, and 0.35% zinc (0.93 grams/tonne gold-equivalent). The hole ends in mineralization and this intersection represents the entire length of the hole.

•

Digger - a magnetic anomaly approximately 500 meters in diameter with no outcrop exposure located approximately 3.5 kilometres southeast of the Whistler Deposit. Soil sampling results at Digger returned anomalous results comparable to soil sampling over the Whistler Deposit. No significant results were returned from this hole (WH09-003).

•

Island Mountain Breccia - a 150 meter diameter intrusive breccia body hosted by diorite porphyry located approximately 23.5 kilometers southwest of the Whistler Deposit. The first and only hole in this target (IM09-001) returned 0.68 grams/tonne gold over 382.9 meters, including an upper copper and silver-bearing interval and a lower gold-only intersection. The upper interval of 150.0 metres in drilled length averaged 0.72 grams/tonne gold (previously reported), 2.37 grams/tonne silver and 0.16% copper (1.06 grams/tonne gold equivalent). A second interval averaged 1.22 grams/tonne gold, 0.69 grams/tonne silver and 0.05% copper over the bottom 106.9 metres of the drill hole.

•

Island Mountain Cirque - an extensive outcrop of gossanous monzonite porphyry located approximately 22 kilometers southwest of the Whistler Deposit. Hole IM09-002 was drilled to test this target returning 0.13 grams/tonne gold over 202.3 metres. Although anomalous in gold over its entire length, the hole was lost due to technical reasons prior to reaching target depth.

Mineral Resource Estimation

In September 2004, Kennecott submitted three composite core samples for metallurgical testing at Dawson Metallurgical Laboratories Inc. in Salt Lake City, Utah. Preliminary test work on the three composite samples included gravity concentration or flotation to recover the copper and gold. Recovery of copper and gold focused on flotation as the process option in later test work.

In general 90% to 92% copper recovery was achieved into a 6% copper rougher concentrate. Also recovered in this concentrate was 80% of the gold at a rougher grade of 20 grams/tonne. These recoveries were accomplished at laboratory flotation times of 5 to 6 minutes and a grind of 80% passing 162 microns. This grind size and flotation time is typical of porphyry copper flotation response and grind requirements.

Three stage open circuit cleaner tests carried out on the rougher concentrate resulted in overall recoveries to the third cleaner concentrate of 80% of the copper and 60% of the gold. The grade of the final concentrate was 22.5% copper and 65 grams/tonne Au. The cleaning tests were carried out at a grind of 80% passing approximately 50 microns.

The 10% copper loss in the cleaning circuit is not untypical of open circuit cleaning and better recoveries could be achieved in plant operation and would likely be indicated in locked cycle (closed circuit) cleaning tests or pilot plant testing. The final concentrate copper grade is not in the “typical” range of 25% to 30%. Better results with respect to both grade and recovery are likely to be achieved by further optimization of the reagent regime and a finer regrind prior to the cleaner flotation. One would expect to see a required grind in the range of 80% passing 30 to 40 microns.

Given that the bulk of the value lies in the gold rather than the copper in this material the high losses to both the rougher tails and the cleaner circuit tails are of significant concern. Approximately 20% of the gold is lost in each of these streams. Finer grinding of the rougher stream increased copper recoveries slightly while not improving gold recoveries. Future work should address the form of this gold loss and investigate options to improve it.

The mineral resource model presented in the technical report prepared by SRK Consulting Canada Inc. and filed on the Internet’s System for Electronic Document Analysis and Retrieval (“SEDAR”) on February 22, 2008 represents the first resource evaluation for the Whistler copper-gold deposit. This initial mineral resource model was prepared to provide an initial assessment of copper and gold sulphide zones delineated by drilling on this project and to provide management an independent assessment to justify additional exploration and development work. The resource estimate was completed by George H. Wahl, P.Geo an independent qualified person as this term is defined in National Instrument 43-101. The effective date of this resource estimate is December 31, 2007.

Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The resource classifications used below can be more particularly described as follows:

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

 “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

All mineral resources referenced in the technical report have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska Prepared by SRK Consulting (Canada) Inc December 31, 2007.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.

Subsequent to the date of the Whistler Technical Report, approximately 40% of the recommended drilling on the Whistler Project was completed with a further five holes (2,462 metres) drilled on the Whistler Zone in 2008 at a cost of approximately US$3.1 million. Approximately 26% of the regional exploration core drilling program was completed in the 2008 season with six holes (1,840 metres) drilled on regional targets.

Future Exploration Programs

The drilling program, consisting of a minimum of 5500 metres and approximately fifteen holes commenced in mid-March, and will continue to test targets generated from IP geophysics, field mapping and sampling, and 1500 metres (in five holes) of drilling completed during late 2009. The initial 2010 program will be overseen by a joint committee of technical management from both Kiska and Kennecott Exploration Inc. Completion of the program will provide all the data necessary for Kennecott to decide whether to elect its one-time right to purchase a 51% interest in the Whistler Project by refunding 200% of the project’s exploration expenditures and by advancing the project to a positive prefeasibility study. Kennecott can then earn an additional 9% project interest by advancing Whistler to a production decision.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. The SRK technical report with the initial resource estimate was filed on SEDAR on February 22, 2008.

The Corporation’s other British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division, BC

The Adam Property, covering 1,823 hectares, is approximately 70 kilometers northwest of Stewart, British Columbia. The Corporation sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Corporation retains a 2% NSR.

Boulevard Property, Whitehorse Mining District, Yukon

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property was held jointly by Kiska (40%) and Northgate Minerals (60%), with each company having funded the initial $330,000 in exploration that led to staking of the property. Northgate solely funded the next exploration program to earn an additional 10% interest.

Effective July 22, 2009, the Corporation signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) under which Silver Quest can acquire the Corporation’s 40% interest in the property. Silver Quest will make staged cash payments totaling $80,000 ($16,000 upon regulatory acceptance), issue an aggregate of 400,000 shares (80,000 upon regulatory acceptance) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. The Corporation retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.5% of the NSR for $375,000. In addition, should Silver Quest complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 shares of its capital stock to Kiska and Northgate. All cash and share payments are to be split between Kiska and Northgate.

Silver Quest also purchased from the Corporation and Northgate certain data pertaining to soil, silt and rock sampling completed in areas around or near the property. If Silver Quest acquires open ground by staking within defined areas, the company will be required to issue additional common shares, up to a maximum of 500,000, and the additional property, if any, will be further subject to a NSR in favor of the two original partners. Silver Quest would be entitled to buyback 1% of the NSR for $1,000,000. Late in 2009, Silver Quest acquired claims by staking and issued an additional 100,000 shares to the Corporation.

The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results the Corporation and Northgate staked additional claims.

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

Silver Quest completed a preliminary program of trenching and geochemical sampling in 2009.

Gillis Property, Nicola Mining Division, BC

The Gillis property consists of 14 claims covering 6,182 hectares of rolling upland terrain 30 km southwest of the town of Merritt, British Columbia. Access to the property is primarily by a Bell 206 helicopter based out of Merritt. Although the areas where most of the exploration is focused are not road accessible, future road access could be facilitated from gravel forestry roads that circle the property.

Previous work on the Gillis property was limited to reconnaissance stream sediment and soil geochemical surveys carried out by Almaden Minerals Ltd. in 2005 and 2006 focused on follow up of regional stream sediment geochemical gold anomalies in 2005-2006. This work had identified anomalous gold-in-silt geochemistry in a number of drainages and very limited follow-up defined anomalous gold soil geochemistry with a few rock samples returning weakly anomalous gold values.

The Corporation signed an option agreement to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which can be purchased for $1.5 million. The Corporation is to:

make cash payments of 2.5% of mineral exploration expenditures and:

•

$15,000 within 10 days of the execution of the agreement (paid)

•

$25,000 on or before September 5, 2009 (paid)

•

$50,000 on or before September 5, 2010

•

$75,000 on or before September 5, 2011.

fund exploration expenditures of:

•

not less than $75,000 on or before September 5, 2009 (completed)

•

an aggregate $125,000 on or before September 5, 2010 (completed)

•

an aggregate $200,000 on or before September 5, 2011

•

an aggregate $300,000 on or before September 5, 2012

issue 217,500 common shares to the vendors within 10 days of announcement of NI 43-101 compliant gold resource of 500,000 oz.

During October 2008, Rimfire Minerals Corporation carried out a mapping, prospecting, and geochemical sampling program on the Gillis property. The sampling work was contracted to RIO Minerals Ltd. who completed 80 kilometers of soil lines, collecting a total of 1712 soil samples. A total of 64 rock samples were taken during prospecting and mapping which focused on previously defined soil and silt anomalies in the western and central portions of the property. Prospecting led to the discovery of three showings that have anomalous values of gold and silver in combination with other pathfinder elements.

No exploration program has been planned for 2010. The Corporation intends to seek joint venture partners for some or all of the claims.

Grizzly & RDN Properties, Liard Mining Division, BC

The RDN/Grizzly Property is located in the Liard Mining Division of British Columbia approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine. The RDN property is comprised of 14 claims, covering approximately 8,576 hectares while the contiguous Grizzly property is comprised of 8 claims covering 2,652 hectares.

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. In 1989, Noranda Exploration Company carried out a program of sampling and conducted airborne magnetic and aeromagnetic surveys over the property. They continued the exploration with geochemical and geophysical surveys and a 15 hole diamond drilling program in 1990 followed by expanded geophysical surveys and the drilling of an additional 15 diamond drill holes in 1991. Pathfinder Resources Limited carried out work programs which included soil sampling, geological mapping, prospecting, and geophysical surveying between 1994 and 1996. Rimfire Minerals Corporation purchased the property in 1997, subject to 1.34% NSR, one-half of which may be bought for $666,666. On December 14, 2005, Rimfire Minerals Corporation purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash with a net smelter return royalty of 2%. This royalty can be purchased at any time for $2,000,000. In 1999, Rimfire Minerals performed a surface exploration program followed by a 574 meter, 9 hole drill program testing targets at the Marcasite Gossan, Jungle and Main Zones. In 2000 Newmont Canada Limited (“Newmont”) optioned the property and carried out a 27 kilometer UTEM geophysical survey later that year. In 2002 Newmont completed a 13 hole program totaling 2256 meters, in the Wedge Zone, Sand Lake, Marcasite Gossan and Boundary Zones. In late 2002 Newmont dropped their option and by 2003 Barrick Gold Corporation (“Barrick”) optioned the property and carried out a program of mapping, prospecting and contour soil sampling focused on areas underlain by rhyolitic volcanics including the Arctic Grid and Boundary Zone. During 2002 Barrick completed a 9 hole 1125 meter drill program testing targets at the Jungle and Carcass Valley areas.

The Corporation signed an option agreement and subsequent amendments with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

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

The Corporation signed an amendment suspending the terms of the option agreement with Northgate until such time as road access to the RDN property is constructed. The Teck /Novagold partnership developing the Galore Creek deposit is constructing this road to access their project. Much of the road has been completed, but construction has been suspended until such time that a decision to continue the mine construction is made by Teck. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property. The Grizzly Property is owned 100% by the Corporation subject to the underlying NSR.

During 2004, Northgate completed 2499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes.. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

In 2008, Inmet Mining Corporation conducted a two-phase exploration program on the Grizzly property investigating porphyry-style mineralization exposed in a hand trench where a continuous chip sample returned 38 meters grading 1.09 grams/tonne gold and 0.74% copper.. The first phase program consisted of geological mapping, rock sampling, a soil geochemical survey and a 32 line-kilometer IP geophysical survey. The second phase of the program consisted of 2,128 meters of diamond drilling from 11 holes. Results from the drill program failed to intersect mineralization similar in grade to that sampled in the hand trench. Inmet later dropped their option on the property and no exploration program has been planned for 2010. The Corporation intends to seek joint venture partners for some or all of the claims.

Kizmet Property, Atlin Mining Division, BC

The Kizmet property consisting of eight claims (5,471 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite that are formed on a basement of Triassic and Jurassic Stikine-Terrane sedimentary and volcanic rocks.. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). Rimfire Minerals contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

A regional sampling, prospecting and mapping program was conducted by the Corporation during the late summer of 2004. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature and local occurrences of precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides. During the summer of 2005, Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas. A technical report has not been filed on the Kizmet Project.

No exploration program has been planned for 2010. The Corporation has retained the core group of claims and permitted the outlying claims to lapse. The Corporation intends to seek joint venture partners for some or all of the remaining claims.

Kliyul Property, Omineca Mining Division, BC

The Kliyul property consists of 54 claims covering 3,728 hectares located approximately 115 kilometres north of Takla Landing. The Corporation has a 30% interest in the Kliyul property in a joint venture with Kennecott holding 45% and Daylight Energy Ltd. holding the remaining 25%. The property features an extensive copper-gold intrusive related system.

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

In August 2008, Rimfire carried out a helicopter supported seven day reconnaissance program of soil sampling, prospecting and geological mapping on the claims. Two soil lines returned highly anomalous results in copper and to a lesser extent gold over a roughly 1 by 1 kilometer area. Adjacent silt sample results indicate an area in excess of three kilometers east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

No exploration program has been planned for 2010. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division, BC

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

Xstrata Canada Corporation (“Xstrata”) signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the Bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

Xstrata carried out reconnaissance soil sampling programs employing selective leach geochemistry (MMI) designed for detecting glacial till covered mineralization. A total of 1824 samples were collected and encouraging results were detected on six of the seven claim blocks. Xstrata plans to carry out follow-up auger sampling on some of the more prospective geochemical anomalies and will conduct a small scale drill program in 2010. Xstrata will act as operator and fund the exploration programs.

Redton Property, Omineca Mining Division, BC

The Redton Property is comprised of a total of 217 mining claims and covers 96,151 hectares. It is located approximately 140 kilometers northwest of Fort St. James, British Columbia. The property contains three porphyry copper prospects. The project adjoins the Kwanika property and is within 1,500 metres of the recent discovery made by Serengeti Resources Inc. on the Kwanika property. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest.

During 2008, the Corporation drilled a total of eight diamond drill holes totaling 2,996 metres with all eight holes intersecting visible molybdenite (MoS2) mineralization. Results from the drilling confirm a mineralized envelope of at least 440 metres by 475 metres which extends from surface to depths of at least 418 metres and is open in all directions.

Thorn Property, Atlin Mining Division, BC

The property consists of 18 mineral claims (14,689 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program, followed by three years of seasonal exploration from 1963-65.

In 1983, Inland Recovery Group Ltd. acquired the Thorn property and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 meters).

Kohima Pacific Gold Corp. (“Kohima”) staked the Stuart 1-3 claims in 1997 and acquired an option on the Checkmate claim. In 1998, Kohima conducted an alteration mineralogy study using a portable infrared spectrometer (PIMA) on select outcrops in Camp Creek, and drill core from three diamond drill holes from the 1986 campaign. Rimfire Minerals Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims). The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently staked an additional seven claims surrounding the initial claim block, but lying within the Kohima area of interest covered by that agreement. A further 19 claims were staked over favourable geochemical targets between April 2003 and May 2004. This total of 30 claims was converted to 21 larger claims in the Mineral Titles Online map-staking initiative. Subsequently three claims were permitted to lapse resulting in 18 active claims. Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 174,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

Rimfire Minerals signed an option agreement with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold earned a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Effective April 11, 2008, Rimfire signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Corporation will pay to Cangold 25% of any cash or share payments received from the third party partner.

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

A seven-hole, 498 meter drill program conducted on behalf of Cangold tested three showings over a 1.2 kilometer trend in 2002. Three shallow holes were collared at the Oban Breccia to test surface mineralization. All three holes intersected weakly mineralized breccia. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization.

In 2003, work focused on trenching within the Oban soil geochemical anomaly and drill-testing the Oban breccia pipe. 841 meters of trenching exposed approximately 10% outcrop consisting of weakly mineralized breccia pipe. Eight diamond drill holes totaling 876 meters were completed. Four holes intersected significant zones of fine-grained mineralization occurring as matrix infill between breccia clasts. The high grade intersections define a steeply northwest-dipping mineralized zone with an apparent width of 14-26 meters. Generally lower-grade zones (12-25 meter apparent width) flank this mineralized core.

In 2004, an IP geophysical survey demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. Later in the year, a drill program was completed consisting of 1810 meters in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor and IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 meter long IP anomaly and intersected 56.1 meters of 1.27 grams per tonne gold, 16.7 grams per tonne silver and 0.19% copper in a new zone dubbed the Talisker Zone. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 grams per tonne (7.7 ounces/ton) gold two kilometers north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work.

Highlights of the 2005 exploration program included 17.4 kilometers of IP geophysical surveying and 655.8 meters of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which was extended over a strike length of at least 200 meters with intercepts in both 2005 step out holes. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. A technical report was filed on SEDAR on May 12, 2006. Cangold Limited was operator for this project and no work was completed on the project during 2006, 2007, or 2008.

In 2009, the Corporation undertook a re-interpretation of all the geophysical data for Thorn including three dimensional inversion processing. The resulting products have enabled the Corporation to better target mineralization under cover rocks for future exploration programs.

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. The Corporation is seeking a partner to advance exploration on the project. There are currently no plans to conduct exploration on the property in 2010.

Tide Property, Skeena Mining Division, BC

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

Rimfire Minerals Corporation purchased the Tide property from Newmont Canada Limited for a total cash expenditure of $10 with an underlying 1.5% NSR in the event the property becomes commercially feasible to mine. This NSR has been transferred to Franco-Nevada Corporation.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, Rimfire granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to Rimfire. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to Rimfire. Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has earned their 51% interest in the property: On February 8, 2007, Rimfire signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Corporation’s election, to 70% interest by providing 100% of the initial project development financing. American Creek is operator for the project.

In 2004, Serengeti conducted two phases of exploration: an early summer program of geological mapping, prospecting and soil geochemical sampling infilling areas with poor sample coverage followed by a fall program of diamond drilling consisting of four holes totaling 598 meters and further prospecting.. Significant gold mineralization was intersected at the 36 Zone. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 meters of greater than 0.5-gram per tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property.

An airborne magnetics and electromagnetics geophysical survey was flown over the property in the spring of 2005 to aid in drill targeting and identifying structural trends on the property. The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization. Eight holes totaling 967 meters were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 grams per tonne) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 meters by 2,100 meters in size, with diamond drilling having tested an area of 170 by 350 meters. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. In 2007, American Creek conducted an exploration program consisting of 1,835 meters of diamond drilling in eight holes to test extensions to the 36 Zone and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. Every hole drilled in the 2007 program returned anomalous gold values over large widths. A technical report was filed on SEDAR on April 30, 2008. There have been no material changes since that date. No work was completed on the Tide during 2008 or 2009. The operator, American Creek, has not proposed a program for 2010.

Wernecke Breccia, Mayo Mining District, Yukon

The Wernecke Breccia properties, consisting of 1,926 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. In January 2006, Rimfire Minerals Corporation signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccia property from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer has completed the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer is operator of the project and has funded 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Effective November 15, 2006, a Joint Venture was formed between Fronteer and Rimfire Minerals Corporation, and ongoing exploration expenses were shared pro-rata subject to dilution for non participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital and elimination of the vendor’s Net Profits Interest.

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

The most encouraging results from the 2007 drilling have been returned from the Hoover Zone. New results, combined with nine historical drill holes completed in the mid-1990’s, indicate the Hoover Zone mineralization has the potential to expand along strike to the north and south as well as down dip. Mineralization has been intersected in 11 widely spaced holes and over approximately 500 meters of strike length. At the Pagisteel prospect the only hole drilled returned a 6.1 meter interval of 2.57% copper and 0.97 grams per tonne gold. The Pagisteel prospect is characterized by a 4-kilometers long trend of anomalous gold and copper soil and rock geochemistry that is largely covered with overburden. A technical report was filed on SEDAR on April 29, 2008. There have been no material changes since that date.

No work was completed during 2009 nor is any work planned for 2010. Fronteer and the Corporation will be seeking joint venture partners to continue exploration of the property.

Williams Property, Liard Mining Division, BC

The Williams property consists of 21 claims covering 10,727 hectares of mountainous terrain in north-central British Columbia, 330 kilometers north of Smithers. The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 meters on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. On May 17, 2001 Rimfire Minerals Corporation acquired a 100% interest in the property, subject to a 1.25% NSR. Rimfire has earned the interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 43,500 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing. All advance royalty payments have been made.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. Rimfire also staked additional claims based on results of field work.

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

An initial program of prospecting, silt and soil geochemistry and core re-examination and sampling was carried out in July 2001. Reconnaissance soil samples were collected along contour or compass lines in areas where previous soil geochemical anomalies had not been closed off, and where gold-bearing silt samples had never been followed up. Core from the 1984 diamond drilling, stored at the 2001 campsite, was examined and 14 previously unsampled sections were split for analysis.

Stikine carried out a 3-D Induced Polarization (IP) geophysical survey in September 2002. The survey defined a large chargeability anomaly, measuring 400 by 300 meters, immediately north of the area tested by the previous drilling. This anomaly is also coincident with a broad 700 by 1,000 meters resistivity anomaly. Contour soil samples from the northwest portion of the chargeability/resistivity anomaly are highly anomalous in gold for over 800 meters. In 2003, Stikine conducted an 11-hole (2,855 meter) drill program targeting the resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. IP surveys at the GIC prospect identified a strong 600 by 1,800 meter chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 meter, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500 to 750 meter gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 grams per tonne gold over 3.73 meters. Several gossans lie within the soil anomaly.

During 2006, Arcus conducted a five-hole (881 meter) program of diamond drilling. The program confirmed that alteration mineralogy and mineralization consistent with porphyry-style hydrothermal systems is present at the GIC. All holes intersected anomalous gold, copper and molybdenum concentrations over broad intervals. Drilling mainly targeted the till-covered southern flank and core of the IP chargeability, which drilling has shown to be a result of strong pyrite mineralization. An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling was conducted during August and September 2007. Work covering unexplored jarosite gossans east of the GIC area drilled in 2006, led to the identification of the LN Anomaly, a 450 by 900 meter molybdenum, copper+/-gold-in-soil anomaly. The anomaly, which remains open to the east, is coincident with an airborne magnetic high.

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

No exploration program is planned for the Williams property in 2010. The Corporation is seeking joint venture partners to continue exploration on the property.

Goodpaster Properties, Goodpaster Mining District, Alaska

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. (“Rimfire Alaska”)The Corporation currently owns 100% of the Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire Properties. These properties lie within east-central Alaska, 65 kilometers northeast of Delta Junction.

In 1998, Rimfire Alaska completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area. Rimfire Alaska then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Goodpaster Properties”). Rimfire Alaska staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold Ashanti (U.S.A.) Exploration (“AngloGold”). Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, Rimfire Alaska staked additional claims. The Corporation now has an interest in 1,426 claims totaling 145,840 acres (59,019 hectares)

Rimfire Alaska signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Alaska properties. The terms of the agreement provide that Rubicon will fund exploration expenditures of:

•

USD$750,000 on or before November 27, 2007 (completed)

•

an aggregate of USD$1,500,000 on or before November 27, 2008 (completed)

•

an aggregate of USD$2,250,000 o on or before November 27, 2009 (completed)

•

an aggregate of USD$3,000,000 on or before November 27, 2010

•

an aggregate of USD$3,800,000 on or before November 27, 2011; and

•

an aggregate of USD$4,800,000 on or before November 27, 2012

Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

A technical report was filed on SEDAR on May 7, 2008. The operator, Rubicon, has not proposed a program for 2010.

California-Surf

The Corporation, through Rimfire Alaska held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Alaska Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to Rimfire Alaska, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency): Western Keltic’s interest in the property has been acquired by Capstone Mining Corporation.

•

$25,000, or 50,000 common shares at the election of the Corporation, upon completion of $1,500,000 exploration expenditures subsequent to the agreement, (completed)

•

$50,000, or 43,500 common shares at the election of the Corporation, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

87,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

An exploration, development and mine operating agreement, dated June 22, 2004 was signed with AngloGold which was terminated in November 2004. During this period, AngloGold completed a program of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 to verify previously defined anomalies. Very little sampling was done beyond the areas of previous work.

Rimfire Alaska’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1,403 soil and 158 rock samples were collected.The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 meters. A combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the California-Surf property. Results obtained in hole CN07-1 included a 7.4 meter quartz vein intersection that averaged 1.2 grams per tonne gold including 2.5 meters averaging 2.2 grams per tonne gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 meters, to follow up the result of CN07-1. Significant assay results from a 12.2 meter section of quartz-pyrite stringers returned anomalous levels of gold.

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program on the Goodpaster properties. This program generated 118 rock samples and 27 pan concentrates during a 60 man-day program conducted between mid-May and late August.

Eagle-Hawk Property

On January 30, 2002, Rimfire Alaska signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold could earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by Rimfire Alaska) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $1,000.000.

The Eagle property is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body. During September 2000, Hyder Gold Inc. completed a five hole, 274.3 meter diamond drilling program on the Eagle property. The aim of the program was to test portions of the gold soil geochemical anomaly. In 2002 and 2003, AngloGold conducted auger soil surveys as well as tree bark sampling for biogeochemical studies. Both techniques defined areas of anomalous gold-arsenic and bismuth geochemistry. These geochemical results define a 1,500 meter by 3,000 meter gold-arsenic-bismuth-tungsten soil anomaly. Recovery of rock chips from soil sample pits revealed extensive alteration and in some instances quartz-carbonate stringer-style mineralization.

Two phases of work were completed on the Eagle property in 2004; soil sampling to expand the previous focused soil grid to its current length of 6 kilometers with lines ranging from 0.7 to 1.8 kilometers in length, and a drill program of 9 holes totaling 2,778 meters. Mineralization intersected during drilling consisted of quarts-sulphide vein stockworks containing gold hosted in a granitic stock. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

During 2006, Rimfire Alaska conducted a regional exploration program on these claims. Of particular significance are anomalous gold in silt results obtained from a continuous area to the east, southeast and south of the granitic body that has thus far been the focus of exploration. This anomalous zone extends 5 kilometers outward from the granitic body forming a 10 kilometer arc. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Eagle-Hawk property.

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

ER-Ogo-Fire Property

On January 30, 2002, Rimfire Alaska signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by Rimfire Alaska) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $2,000.000.

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

During 2006, Rimfire Alaska conducted a regional exploration program on these claims. Soil and silt sampling gave generally spotty anomalous results to the northwest of past drilling., However, a small cluster of anomalous gold in soils were obtained in association with large quartz boulders approximately 3.5 kilometers to the southwest of previous drilling. No work was completed on the ER-Ogo-Fire property during 2007.

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program which generated 359 rock samples and 9 pan concentrates. One high priority target was subsequently drilled. Three drill holes were completed at the ER target for a total of 335 meters. Two of these holes intersected narrow quartz veins with anomalous concentrations of gold in them.

Bou-Swede Property

The Bou-Swede group of claims is located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the Bou property are almost exclusively granite. Mineralization on this property consists of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 meter area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometers south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 meters that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Bou-Swede property.

Following analysis of previous field program results, the 2008 exploration program was designed to conduct project-scale prospecting and reconnaissance exploration work on areas not previously examined and to conduct prospect-scale mapping, sampling and follow-up drilling on targets not previously drilled.

Uncle Sam Property, Richardson Mining District, Alaska

The Uncle Sam Property, which consists of 194 claims covering 7,760 acres (3,140 hectares), is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. It is hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres away. The Uncle Sam property was identified by reconnaissance ridge and spur soil sampling in 1999, augmented by power auger soil sampling and RC drilling in the first quarter of 2000. This work outlined a very large gold-in-soil anomaly in an area some 8 by 5km in size, but broken up by broad valleys in which deep overburden and permafrost prevented soil sampling.

On November 2, 2009 the Corporation signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, Millrock will issue 1,000,000 shares to Kiska over four years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold Inc.

Australia

QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
WALMER
BARMEDMAN
MURTOA
ARARAT SOUTH
DUNDONNEL
VICTORIA
N
W
E
S
0
200
400
kilometres
KISKA
KISKA METALS CORPORATION
RIMFIRE AUSTRALIAN PROJECTS
Date: 10/02/09
Projection: Latitude Longitude
Figure:

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

Property Acquisition

The Corporation, through its wholly-owned subsidiary Rimfire Australia Pty. Ltd., (“Rimfire Australia”) holds two exploration licenses covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. Rimfire Australia originally was granted nine licenses to encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted Rimfire Australia a two-year exclusive right to use the study's target maps and data to acquire licenses and conduct exploration in the 120,000-square-kilometer study area. Rimfire Australia paid a fee for use of the study and upon designation of project areas, Rimfire Australia paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, Rimfire Australia completed the required eligible exploration expenditures of at least USD$150,000. Some of the licences were evaluated then cancelled when it was determined that the areas did not merit additional exploration.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by Rimfire Australia's exploration license applications.

Rimfire Australia signed a Farm-in agreement with Inmet Mining (Australia) Pty. Ltd. to earn a 60% interest in the Barmedman Property on completion of the following:

Cash payments to the Corporation of:

•

A$50,000 within 5 days of the execution of the agreement (paid)

•

A$50,000 on or before March 31, 2010

•

A$50,000 on or before March 31, 2010

•

A$50,000 on or before March 31, 2011

•

A$50,000 on or before March 31, 2012

Fund exploration expenditures of:

•

not less than A$400,000 on or before April 11, 2009 (completed)

•

an additional A$400,000 on or before March 31, 2010

•

an additional A$1,000,000 on or before December 12, 2010

•

an additional A$1,200,000 on or before December 12, 2011

•

an additional A$2,000,000 on or before December 12, 2012

The specific tenements in the State of New South Wales in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Walmer	6781	12,439	May 22, 2011
Barmedman	6782	15,074	May 22, 2011

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

Exploration

A limited property examination tour was conducted late in 2006. In early 2008, Rimfire Australia completed reconnaissance exploration programs on 5 of 9 licences in the Lachlan Fold Belt (Barmedman, Walmer, Gollan, Goulburn, and Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences. The Barmedman survey consisted of 26 line-kilometer of dipole-dipole IP with 100 meter “a” spacing and 400 meter line spacing. The Walmer survey consisted of 10 line-kilometer of dipole-dipole IP with the same survey parameters. Both surveys were performed by Zonge Engineering and Research Organization Limited.

In September 2008, Rimfire Australia completed a diamond drilling program at the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned strongly anomalous gold values and the remaining five returned weakly anomalous gold values. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 meter-wide by 500 meter long induced polarization chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes totalling 287 meters which returned no significant results. No future work is planned at Trounce.

During early 2009, Rimfire Australia completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by Rimfire Australia, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometres of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper-gold porphyry deposits. The diamond drilling program consisted of five diamond drill holes for a total of 1508 metres. Drilling targeted coincident IP and partial leach geochemical anomalies returning only weakly anomalous gold and copper results.

In late 2009, Kiska conducted soil geochemical surveys expanding on the work programs conducted earlier in the year. The program targeted two new areas: Target A, a 1.5 by 0.5 km area anomalous copper, gold and molybdenum soil geochemistry, and Target B, a 0.4 by 0.5 km area of anomalous copper geochemistry. Both target areas were identified via partial leach geochemical analyses. A drill program started in early March consisting of approximately 900 metres of aircore/diamond drilling in three holes to target the copper geochemical anomalies.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

Additional exploration will depend on the results of the current drill program. Inmet will make their decision to continue the option upon receipt of the drill results.

Victoria Goldfields Properties

Location and Introduction

The Stawell Corridor is a 240 kilometer long belt bound by the Congee and Moyston faults and is anchored by Northgate Australian Ventures Corporation Pty. Ltd.’s five million ounce Stawell Gold Mine. Mineralization at Stawell consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centers. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centers associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

Property Acquisition

Effective July 28th 2008, Rimfire Australia entered into a new exploration partnership with Northgate Minerals Corporation, which granted Rimfire Australia an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

Rimfire Australia agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). Rimfire Australia can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by March 31, 2011 with a minimum expenditure of A$150,000 per property per year. Northgate then has the option on each license to:

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

In 2009 the Corporation carried out orientation surveys employing partial leach geochemistry on the Murtoa, Ararat South and Dundonnell Licenses. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper and gold deposits. Detailed gravity surveys and IP survey techniques were employed on the Ararat South and Dundonnell Licenses to identify basaltic centres and sulphide mineralization. Both geochemical methods and geophysical surveys outlined encouraging exploration targets as well as confirming the utility of partial leach geochemistry in this type of environment.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

An Induced Polarization (IP) program and gravity geophysical program, to be conducted on targets on the Ararat South and Dundonnel licences, is planned for early 2010.

Mexico

Texas
La Palma
Cumobabi
SONORA
HERMOSILLO
Arroyo Amarillo
CHIHUAHUA
Suaqui Verde
San Nicolas
Cardelena
Batacosa
COAHUILA
MONTERREY
NUEVO LE
SALTILLO
BAJA CALIFORNIA SUR
El Nilo
SINALOA
DURANGO
LA PAZ
DURANGO
La Noria
200 KM
1:5,000,000
KISKA METALS CORPORATION
MEXICO PROJECT
LOCATION MAP
Date: FEB 2010
Projection: LAT/LONG (WGS 84)
Figure:

The Corporation holds 100% interest in nine properties in the states of Sonora, Sinaloa and Durango in Mexico. Each property is subject to a 2% NSR held by Minera Kennecott S.A. de C.V., a subsidiary of Rio Tinto.

Suaqui Verde

The Suaqui Verde property, which consists of three claims covering 5,518 hectares, is porphyry copper – molybdenum-gold target, located 130 kilometers south east of Hermosillo, the capital of Sonora State, Mexico. Two target areas exist on the property, Adriana on the western side, and the Suaqui Verde extension on the eastern side. Both targets are hosted in similar aged Laramide intrusive rocks that host the producing Cananea and La Caridad porphyry copper – molybdenum mines in Sonora State.

The Adriana target covers an area approximately 800 meters by 1000 meters where oxidized stockworks and potassically altered andesites and quartz monzonites occur and correspond with 500 meter by 500 meter copper soil anomaly. Limited drilling within this target has returned long intervals of anomalous copper mineralization. The Suaqui Verde extension target covers a 500 meter by 500 meter copper soil anomaly with associated copper oxide mineralization at the property boundary that has not been drill tested.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Cumobabi

The Cumobabi property, which consists of nine claims covering 40,864 hectares, is a porphyry and breccia copper – molybdenum-silver target, located 130 kilometers north east of Hermosillo, the capital of Sonora State, Mexico.

The main porphyry target at Cumobabi is a greater than 10 km2 airborne geophysical magnetic and gravity low with associated anomalous copper stream sediment data and clay/iron oxide alteration as interpreted from satellite imagery called Cerro Santine. This target is hosted in similar aged Laramide intrusive rocks that host the producing Cananea and La Caridad porphyry copper – molybdenum mines in Sonora State. The Cerro Santine target has not received any systematic exploration efforts. Breccia mineralization discovered by Kiska adjacent to this porphyry target at an area called Potreritos returned strongly anomalous copper and silver mineralization in limited drilling including, 26 meters of 0.55% copper and 4 grams/tonne silver and 9.15 meters of 2.65% copper and 21 grams/tonne silver.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

La Palma

The La Palma property, which consists of one claim covering 5,400 hectares, is a porphyry copper – gold target, located 120 kilometers north east of Hermosillo, the capital of Sonora State, Mexico.

The property covers a 1000 meter by 600 meter copper – gold mineralized porphyry system as defined by soil and rock sampling. Host rocks to mineralization are monzonite and granodiorite intrusives of unknown age. Drilling in three holes has defined the mineralized system over 350 meters of strike and is open to depth and along strike in both directions. All drill holes returned long intervals of anomalous copper and gold mineralization in oxidized and mixed oxide/sulphide material at a near 1:1 copper to gold ratio. The sulphide core of the system remains largely untested. The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

La Noria

The La Noria property, which consists of two claims covering 18,453 hectares, is a porphyry and breccia copper – molybdenum – silver - gold target, located 60 kilometers north east of Mazatlan in Sinaloa State, Mexico.

The main porphyry and breccia targets at La Noria are hosted in Laramide aged granodiorite intrusive rocks. Los Laureles is the premier breccia target discovered to date at La Noria and measures 750 meters by 250 meters at surface. It is a quartz-tourmaline breccia with pyrite, chalcopyrite and molybdenite mineralization. Drilling in five holes has returned moderate intervals of strongly anomalous molybdenum, copper and silver mineralization including, highlight drilling results of: 107 meters of 0.12% molybdenum, 0.14% copper and 11.8 grams/tonne silver and 67 meters of 0.08% molybdenum, 0.36% copper and 13.9 grams/tonne silver. El Naranjos, an example of porphyry related fracture hosted mineralization, is defined by a large zoned copper – molybdenum – silver soil anomaly measuring 1600 meters by 600 meters. Further target refinement and definition achieved by conducting induced polarization geophysics and drilling in six holes defined long intervals of anomalous copper and silver mineralization in three holes over 385 meters of strike length including, 171 meters of 0.1% copper and 2.2 grams/tonne silver and 83 meters of 0.12% copper and 2.3 grams/tonne silver.

Two large, unexplored soil anomalies also exist on the La Noria property that could be host to porphyry or breccia style mineralization called El Zapote and El Tiro. El Zapote is defined a 1500 meter by 700 meter copper – silver – molybdenum – lead – zinc soil anomaly. Limited rock trenching within the soil anomaly has returned short intervals of moderately anomalous silver, gold and copper mineralization. The El Tiro soil anomaly measures 2700 meters by 1200 meters and is anomalous in copper, silver and gold. Only two rock samples have been collected at El Tiro returning anomalous copper and silver concentrations. No geophysical surveys, trenching or drilling has been undertaken.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Cardelena

The Cardelena property, which consists of two claims covering 2,949 hectares, is a gold – silver vein target, located 130 kilometers south east of Hermosillo, the capital of Sonora State, Mexico.

The primary target at Cardelena is gold silver mineralization hosted in a series of east – west trending oxidized quartz +/- tourmaline veins peripheral to a quartz-tourmaline breccia body. Host rocks are Cretaceous aged andesitic volcanic and Laramide aged granodioritic intrusive rocks. Extensive cover gravels exist immediately to the east of the mineralized trend. Mineralization has been defined by trenching and drilling over 600 meters of strike before encountering gravels that cover the mineralization to the east. Mineralization coccurs in, and adjacent to, veins ranging from 4 to 124 meters wide (not true width). Results from drilling include 27.4 meters of 2.04 grams/tonne gold and 9.9 grams/tonne silver and 28.26 meters of 0.69 grams/tonne gold and 6.5 grams/tonne silver in oxidized material.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Batacosa

The Batacosa property, which consists of one claim covering 3,591 hectares, is a porphyry copper – molybdenum target, located 225 kilometers south east of Hermosillo, the capital of Sonora State, Mexico.

Batacosa covers a mineralized copper porphyry system defined by a 3000 meter by 1000 meter greater than 300ppm copper soil anomaly. Host rocks to mineralization consist of a Laramide aged granodiorite batholith intruded by porphyritic monzonite intrusives and breccias. These Laramide aged rocks are similar to those that host the producing Cananea and La Caridad porphyry copper – molybdenum mines in Sonora State. Mineralization is obscured to the south by younger cover rhyolite tuff volcanic rocks. A total of 25 historic reverse circulation and diamond drill holes conducted by Teck Resources and Phelps Dodge returned long intervals of anomalous copper mineralization including, 300 meters of 0.1% copper and 30 meters of 0.2% copper oxide.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

San Nicolas

The San Nicolas property, which consists of one claim covering 2,631 hectares, is a porphyry and breccia copper – molybdenum target, located 180 kilometers southeast of Hermosillo, the capital of Sonora State, Mexico.

The San Nicolas property covers a portion of a large Laramide aged granodiorite intrusive batholith. These Laramide aged rocks are similar to those that host the producing Cananea and La Caridad porphyry copper – molybdenum mines in Sonora State. Little systematic exploration has taken place at San Nicolas, but mapping and sparse rock sampling has defined an area measuring 5000 meters by 3000 meters with phyllic alteration and anomalous copper geochemistry. Detailed targeting for porphyry style mineralization within this area has not been undertaken. Short widths of moderate molybdenum, silver and copper mineralization has been defined in drilling in a porphyritic monzonite rock on the edge of the La Buffa quartz tourmaline breccia body including, 3.6 meters of 0.14% molybdenum and 16 meters of 0.49% copper and 11.5 grams/tonne silver.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Arroyo Amarillo

The Arroyo Amarillo property, which consists of one claim covering 896 hectares, is a porphyry polymetallic vein copper – molybdenum – silver - lead target, located 5 kilometers north – northeast of San Nicolas and 180 kilometers south east of Hermosillo, the capital of Sonora State, Mexico.

Host rocks at Arroyo Amarillo are Cretaceous andesite volcanic rocks that form the basement to the same Laramide aged intrusive batholith encountered at San Nicolas. The property has received little systematic exploration, but extensive argillic and silicic alteration has been defined by mapping and observed in road cuts. Rock sampling of polymetallic vein mineralization has returned moderately anomalous gold, lead and silver values over average widths of 3 to 4 meters.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

El Nilo

The El Nilo property, which consists of one claim covering 7,391 hectares, is an intrusive related gold stockwork target, located 100 kilometers north of Durango, the capital of Durango State, Mexico. The El Nilo property covers a conceptual airborne magnetics low geophysical target. This signature is similar to that of a gold – silver – zinc mineralized dacite porphyry located to the east of the property. The entire property is covered by gravels and younger rhyolite tuff rocks such that the target dacite porphyry is blind to the surface. No geophysical testing, such as induced polarization, or drilling has been conducted to test the target.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Nevada

Colorback and Hilltop Properties

The Corporation holds an interest in two mineral properties in located in Lander County, Nevada approximately 100 kilometers southwest of Elko. The Colorback property consists of 120 claims covering 2,400 acres (971 hectares) while the Hilltop property is comprised of 82 claims covering 1,640 acres (663 hectares).

In 2008, a dispute arose with two other groups who hold Bureau of Land Management placer mining claims in the area and as a result the Corporation has subsequently agreed to relinquish approximately 50% of its lode claims to settle the dispute. Despite this relinquishment, the Corporation still retains valid lode claims covering the Discovery Zone and the Myers Hill prospects at Colorback.

The Colorback and Hilltop projects occur in the center of the prolific Cortez–Battle Mountain Trend. Mineralization on the property is hosted in a structurally overlapping package of Upper Plate siliciclastic rocks overtop Devonian Slaven Cherts, which are in turn intruded by Eocene granodiorite. Significant untested potential remains in these Upper Plate rocks in settings similar to those in the Battle Mountain district, however, the most compelling conceptual exploration model for the property involves testing the Lower Plate stratigraphy at depth in a setting analogous to the nearby Cortez and Pipeline deposits.

At the Discovery Zone, silicified breccias are associated with strongly developed faults and porphyritic intrusive rocks. In 2006, the Corporation drilled 3 short holes on the target intersecting oxidized breccias and numerous gold-bearing intervals. Significant mineralization has been produced from structural zones in Upper Plate rocks. Basic exploration techniques including sampling and ground geophysics would help to outline shallow targets in Upper Plate stratigraphy. This same work could also be designed to help focus deep drilling for targets in the Lower Plate stratigraphy.

No exploration program is planned for the Colorback and Hilltop properties in 2010. The Corporation is seeking joint venture partners to continue exploration on the property.

New Mexico

San Juan Property

The Corporation holds an interest in 51 mineral claims and 5 mining leases located in Socorro County New Mexico approximately 45 kilometers southwest of San Antonio, New Mexico. The claims contain gold-molybdenum-silver targets that are untested by drilling. Induced polarization surveys indicate that a chargeable body exists under cover material that could represent copper–gold–silver mineralized material. No exploration program is planned for the San Juan property in 2010. The Corporation is seeking joint venture partners to continue exploration on the property.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period January 1, 2010 to December 31, 2010 will be approximately $1,770,750. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$9,667	$116,000
Insurance	3,500	42,000
Investor services	3,460	41,520
Management and director services	19,583	235,000
Office	6,433	77,200
Marketing and promotion	45,282	543,380
Rent	14,530	174,360
Salaries & support services	43,899	526,790
Travel & entertainment	1,208	14,500
TOTAL	$147,562	$1,770,750

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

OPERATING RESULTS

The Corporation has commenced planning for transition of Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) as developed by the International Accounting Standards Board. During the fiscal year ended December 31, 2009, the Corporation undertook a comprehensive review of IFRS and determined which standards will affect financial recording and reporting for the Corporation. It was determined that there will be no material differences between statements prepared under Canadian GAAP and those prepared according to IFRS. The differences are primarily presentation differences for the financial statements and extensive additional disclosure required under IFRS. The final transition date for Canadian GAAP to IFRS is for the fiscal year ended December 31, 2011. The requirements for transition stipulate extensive qualitative and quantitative disclosure of the changes starting with the first interim statements in 2010.

The Corporation adopted accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and measurement of financial instruments with related disclosure in a Statement of Comprehensive Income for the fiscal year ending December 31, 2007. At each balance sheet date, the Corporation’s financial instruments are measured at their fair value. Gains and losses are recognized in other comprehensive income for instruments considered to be available for sale and in net income for other instruments.

Year Ended December 31, 2009

For the year ended December 31, 2009 Kiska incurred a net loss of $10,866,715 ($0.29 per share) compared to a net loss of $16,260,741 ($1.84 per share) in the previous year, after taking into account the three for one share consolidation. Mineral property revenues decreased by 70% from $897,315 to $273,051 while interest revenue remained steady at $26,138 compared to $24,702. Exploration expenditures decreased by 12% ($6,530,166) from the previous year ($7,364,238). In the first half of the year, strenuous efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 50% from the previous year, primarily related to the repayment of debt with significant reductions in financing expense.

Mineral property revenues decreased in the current year to $273,051 from $897,315 in the previous year as the Corporation concentrated on exploration of the Whistler property rather than managing exploration programs for other companies. In the first half of the year, management was seeking an agreement for the Corporation as a whole instead of negotiating joint venture and option agreements for individual properties. During the second half of the year, the Corporation commenced the process of disposition of mineral properties resulting in some option proceeds being reported for the second half of the year.

Exploration expenditures, excluding those by joint-venture partners, totaled $5,853,537 compared to $7,204,248 in 2008, and property acquisition expenditures totaled $330,598 compared to $158,990 in 2008. The majority of the exploration expenditures were made on the Whistler property in Alaska.

At the acquisition date, the mineral properties acquired from Rimfire Minerals were valued at $156,500. These costs were expensed in accordance with the Corporation’s accounting policies. At the end of the fiscal year, reclamation obligations for active properties were estimated and an expense of $355,829 was included in mineral property expenditures.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended December 31, 2009 exploration tax credits are $9,798. The severity of the Mountain Pine Beetle infestation has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Corporation’s active mineral properties fall within the designated zone. There were no exploration tax credits in 2008 as the Corporation renounced flow-through expenditures which would otherwise have been eligible for exploration tax credits.

The most significant change in general and administrative expense is financing expense. During the year ended December 31, 2009 all remaining debt was paid off resulting in total financing expense of $59,660 compared to the previous year financing expense of $3,565,047. The other significant changes were in salaries which were reduced from $1,615,644 in 2008 to $680,828 in 2009 and outsourced services which increased from $507,815 in 2008 to $1,073,104. Most of the increase in outsourced services relates to the corporate acquisition costs associated with the acquisition of Rimfire Minerals Corporation in August 2009. This is not expected to be a recurring cost.

Year Ended December 31, 2008

For the year ended December 31, 2008, the Corporation incurred a net loss of $16,260,741 (or $1.84 per share) on revenues of $897,315 compared with a net loss of $14,474,635 ($3.73 per share) on revenues of $1,358,045 for the year ended December 31, 2007. The increased loss in 2008 was the result of a foreign exchange loss of $3,130,547 and higher financing fees associated with a convertible loan facility and bridge loan, both of which were repaid during the year, offset by lower exploration expenses.

Revenues for the year ended December 31, 2008 totaled $897,315 compared with revenues of $1,358,045 for the same period in 2007. The decrease is the result of the Corporation managing fewer exploration programs in 2008 than in 2007. The Corporation does not anticipate incurring the same level of revenues going forward as it is focusing resources on the development of its own property portfolio.

Salaries & employee benefits expense decreased to $1,615,644 for the year ended December 31, 2008 from $2,549,385 for the year ended December 31, 2007. The decrease is due to lower salaries from the Australian operations as employment levels were significantly reduced during 2008. Selling, general and administrative expense for the year ended December 31, 2008 was $1,126,200 compared with $1,736,104 in 2007, a decrease of 35%. The decrease is due to lower general and administrative expenses, traveling expenses and communication costs in 2008 as the Corporation focused on cost cutting initiatives. Consulting and outsourced services decreased from $971,895 in 2007 to $513,723 in 2008, due to lower legal expenses as the Corporation entered into fewer earn-in arrangements with strategic partners during 2008 than 2007.

Exploration expenditures were $7,364,238 in 2008 compared to $11,863,030 in 2007. The decrease is due to the winding down of the Master Strategic Alliance Agreement (“MSAA”) as the Corporation completed its exploration and financial obligations pursuant to the MSAA during 2008. The Corporation completed exploration programs on its Whistler Project, Redton Project, Ontario projects and Mexican projects.

The Corporation accounts for stock options using the fair-value method under which compensation expense for stock options granted is valued at the date-of-grant using the Black-Scholes valuation model and is recognized as stock-based compensation expense over the vesting period of the options. The Corporation recognized $76,461 for the year ended December 31, 2008 compared with $761,482 in the year ended December 31, 2007.

Financing expenses were $3,565,047 for year ended December 31, 2008 compared with $2,359,900 for the year ended December 31, 2007. Financing expenses for the year ended December 31, 2008 include $2,465,774 (2007 - $1,157,426) in accretion expense and $943,328 (2007 - $1,001,979) in interest both in connection with a convertible loan facility. Interest income was $24,702 and $381,149 for the years ended December 31, 2008 and 2007, respectively.

The Corporation recorded a foreign exchange loss of $3,130,547 during the year ended December 31, 2008 in connection with the repayment of the convertible loan facility on October 17, 2008 which was denominated in US dollars. Included in the foreign exchange loss is an amount of $428,000 on a bridge loan which was drawn in US dollars due to the weakening of the Canadian dollars relative to the US dollar.

Year Ended December 31, 2007

For the year ended December 31, 2007, the Corporation incurred a net loss of $14,474,635 ($3.73 per share) on revenues of $1,358,045 compared with a net loss of $9,868,724 ($3.25 per share) on revenues of $1,728,740 for the year ended December 31, 2006. The increased loss in 2007 was the result of higher exploration expenses on the Corporation’s exploration projects and financing expenses in connection with a convertible loan facility offset by a dilution gain and interest income.

On July 7, 2007, the Corporation recorded a dilution gain of $1,646,124 in the statement of operations upon the successful listing of Clancy Exploration Limited (“Clancy”) on the Australian Stock Exchange on July 7, 2007. On the same date, Clancy closed its initial public offering of 25,000,000 common shares at a price of A$0.20 per common share for gross proceeds of A$5,000,000. The Corporation did not participate in the public offering and as a result its ownership interest decreased from 100% to 47.7%. At that time the Corporation ceased to consolidate Clancy’s results and began using the equity method.

Revenues for 2007 totaled $1,358,045, representing a decrease of 21% from revenues of $1,728,740 in 2006. The decrease is due to the reduction of exploration management fees earned by the Corporation’s wholly-owned subsidiary, Clancy.

Salaries & employee benefits expense remained consistent with 2006 with $2,549,385 being incurred in the year ended December 31, 2007 and $2,557,338 being incurred for the same period in 2006. Selling, general and administrative expense for the year ended December 31, 2007 was $1,736,104 compared with $2,233,320 in 2006, a decrease of 22%. The decrease is due to lower traveling expenses incurred in 2007 and lower communication costs. Consulting and outsourced services decreased from $1,488,474 in 2006 to $971,895 in 2007, due to legal fees incurred in 2006 for the preparation and execution of the MSAA and security documentation for the Corporation’s Great Basin properties in connection with the short-term note payable. Depreciation and amortization was $211,426 for the year ended December 31, 2007 and $208,810 for the year ended December 31, 2006. The slight increase is due to additional computer equipment and furniture and fixtures for the Mexican office. Exploration expenditures increased significantly in 2007 to $11,863,030 compared with $4,834,206 in 2006, due to the acquisition and aggressive exploration of the Corporation’s exploration portfolio in Alaska, Utah, British Columbia, Mexico and Nevada, mainly pursuant to the terms and commitments under the MSAA.

The Corporation accounts for stock options using the fair-value method under which compensation expense for stock options granted is valued at the date-of-grant using the Black-Scholes valuation model and is recognized as stock-based compensation expense over the vesting period of the options. The Corporation recognized $761,482 in the year ended December 31, 2007 compared with $444,835 for the prior year. Financing expenses were $2,359,900 for the year ended December 31, 2007 compared with $354,222 for the year ended December 31, 2006. The increase is due to a commitment fee, 5% interest payable and an accretion expense of $1,157,426 on the convertible loan facility which is held by a related party.

The Corporation drew down US$10 million on January 16, 2007 and April 3, 2007, respectively, for total proceeds of US$20 million under a convertible loan facility. The gross proceeds were allocated to the relative fair values of the loan (US$8,141,300 and US$7,981,192) and the holder’s option to convert the principal balance into common shares (US$1,858,700 and US$2,018,808) (the “Conversion Option”). The US$16,122,492 fair value of the loan is classified as a liability, while the US$3,877,508 allocated to the Conversion Option is classified as a separate component within shareholders’ equity. Over their three year term, the loans are accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on the effective interest rate method.

For the year ended December 31, 2007, the Corporation recorded accretion expense of $1,157,426 related to the loans, which is included in financing expense. Interest income was $381,149 and $33,038, for the years ended December 31, 2007 and 2006, respectively. The increase is due to the drawdown of US$20 million under a convertible loan facility which was drawn down in two separate tranches during 2007. Funds were invested in short-term term deposits which earned interest at a rate of 5% to 5.31% per annum.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended December 31, 2009

The Corporation’s working capital as of December 31, 2009 was $1,563,862 comprised primarily of cash and term deposits, compared to $652,131 at the end of the previous fiscal year. The term deposits are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on cash in the bank. The increase in working capital is attributable to the acquisition of Rimfire Minerals and completion of a brokered private placement during the third quarter of 2009. The Corporation arranged a private placement subsequent to the end of the year which provided sufficient working capital for the Corporations present requirements.

The Company’s cash and cash equivalents balance at December 31, 2009 was $1,071,695 compared with $762,560 at December 31, 2008. In addition, the Company has restricted cash of $202,707 (2008-$82,228) representing reclamation and performance deposits for mineral properties.

The Corporation’s number of issued and outstanding shares was 56,741,361 at December 31, 2009. The one for three consolidation and issue of 22,365,258 share to Rimfire shareholders, effective August 5, 2009, as part of the corporate acquisition accounts for most of the difference from 25,235,276 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 3,353,328 employee stock options were granted at a weighted average strike price of $0.65 and 1,520,896 options expired or were forfeited. 140,827 options were exercised at a weighted average price of $0.42. At the end of the year, the balance of options outstanding was 4,383,844 with expiry dates up to December 2014.

On September 16, 2009, the Corporation completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Corporation on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Corporation may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering were subject to a four-month hold period expiring on January 17, 2010. The funds from this placement were utilized to continue the exploration of the Whistler project and for general corporate purposes.

A cash commission of 6% of the total gross proceeds realized from the placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share until March 16, 2011

Subsequent to year end, the Corporation arranged a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of $6 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. This placement closed in two tranches on March 2 and March 11, 2010. The Corporation paid share issue costs of $218,300 and issued 135,300 Broker’s Warrants in connection with the financing. Net cash proceeds were $5,782,750. A total of 9,092,500 shares were issued subject to a four-month hold and 4,546,250 share purchase warrants exercisable at $0.92 for one year from the Closing. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

The Corporation’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Corporation’s current obligations include sublease commitments for office space. The lease for head office space expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $95,555. Other current obligations are statutory withholding and payroll taxes.

Year Ended December 31, 2008

The Corporation’s working capital as of December 31, 2008 was $652,131 compared to $5,956,907 at the end of the previous fiscal year. The decrease in working capital is attributable to the funding of exploration activities during the year.

On October 10, 2008, the Corporation closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary, the full amount of the Bridge Loan. The Corporation had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for a group of funds (collectively “GRF”) who owned approximately 17% of the outstanding common shares of the Corporation as at October 10, 2008.

Advances under the Bridge Loan bore interest at a rate equal to 12% per annum. The Bridge Loan matured on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the Bridge Loan. As security for the Bridge Loan, the Corporation pledged all of the shares of its direct material subsidiary. On October 20, 2008, the Corporation closed a private placement and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Corporation incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations.

On December 22, 2008, the Corporation completed a 1 for 10 stock consolidation which had been approved at a special meeting of shareholders held on October 15, 2008.

On October 17, 2008, the Corporation completed a private placement with GRP raising gross proceeds of $29,328,000 by issuing 19,552,000 common shares at a price of $0.15 per common share. The proceeds from the financing were used to (i) repay the convertible loan facility in the amount of US$20 million held by GRF; (ii) repay US$2.5 million of advances under a bridge loan made by GRP; and (iii) for working capital purposes. Net cash proceeds received by the Corporation were $2,521,500. The private placement was approved by the Corporation’s shareholders at the Corporation’s special meeting of shareholders held in Vancouver, British Columbia on October 15, 2008. Minority shareholders (which excluded GRF) voted 97% in favour of the transaction.

In addition, Kiska issued 1,065,907 common shares to GRF in satisfaction of the interest on the convertible loan facility for the period of January 1, 2008 to October 16, 2008.

On March 30, 2008, the Corporation renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $3,486,230 in connection with the exercise of flow-through warrants in June, July and August 2007. The future income tax liability created by the renunciation amounted to $1,167,887 which has been charged to share issue costs. The renunciation of flow-through benefits resulted in an income tax recovery on the Consolidated Statement of Operations since the tax losses represented by these benefits are not likely to be realized by the Corporation.

The Corporation’s number of issued and outstanding shares was 25,235,276 at December 31, 2008, after giving effect to the one for ten consolidation in 2008 and the subsequent one for three consolidation in 2009. During the year, 3,600 employee stock options were granted at a strike price of $7.50 and 188,275 options expired or were forfeited. 18,300 options were exercised at a weighted average price of $5.40. At the end of the year, the balance of options outstanding was 134,808 with expiry dates up to March 2012.

Year Ended December 31, 2007

The Corporation’s working capital as of December 31, 2007 was $5,956,907 compared to $5,903,355 at the end of the previous fiscal year. The increase in working capital is attributable to marketable securities acquired in 2007 and input tax credits as a result of higher exploration expenditures eligible for the credit.

In January 2007, the Corporation drew down US$10 million under a convertible loan facility with a related party. In April 2007, a further US$10 million was drawn upon. The proceeds of the facility were used to fund the exploration expenditure obligation under the MSAA.

The Corporation’s number of issued and outstanding shares was 4,486,560 at December 31, 2007 after giving effect to subsequent share consolidations in 2008 and 2009. The warrants from the 2006 placement (see paragraph immediately below) represented most of the increase from the 3,789,763 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 140,500 employee stock options were granted and 3,327 options were exercised. A total of 64,183 option expired or were forfeited At the end of the year, the balance of options outstanding was 337,783.

On December 15, 2006, the Corporation completed an equity financing raising gross proceeds of $4,272,808 from the issuance of 791,261 flow-through units at a price of $5.40 per unit. Each unit consisted of one flow-through common share and one flow-through common share purchase warrant. Each flow-through warrant entitled the holder to purchase one common share to be issued on a “flow-through” basis at a price of $0.20 per share until August 15, 2007. The Corporation could accelerate this expiry date if the closing price of the Corporation’s common shares on the TSX Venture Exchange exceeded $0.40 for not less than 20 consecutive days in any 30-day trading period. On March 12, 2007, the Corporation renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $4,272,808 in connection with the flow-through shares issued on December 15, 2006. The future income tax liability created through the renunciation amounted to $1,538,338 which was charged to share issue costs in 2007.

General Liquidity Considerations

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. The nature of the Corporation’s interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled “Property, Plants and Equipment” contained within this transition report on Form 20-F.

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

Year Ended December 31, 2009

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

The Corporation does not pay out dividends in order to maximize cash available for ongoing development expenditures. The Corporation’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities one year or less. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

During the fiscal year ended December 31, 2009, the Corporation used $8,330,702 of its cash resources for operating activities, which included a net loss for the year of $10,866,715. This reflects the emphasis on exploration activity subsequent to the corporate acquisition and the acquisition expenses which totaled $633,875. The Corporation increased cash resources by $90,099 from the sale of marketable securities received as mineral property option proceeds. The Corporation issued 9,000,000 shares for cash proceeds of $4,950,000 pursuant to a brokered private placement. An additional 140,827 shares were issued upon exercise of options for proceeds of $59,552. Total share issue costs were $590,618. As of December 31, 2009, consolidated cash amounted to $1,071,695, an increase of $309,135 from the beginning of the year. Non-cash costs associated with the acquisition were primarily the exchange of Kiska shares for Rimfire shares and the conversion of existing employee stock options to new stock options.

It is anticipated that the Corporation will continue to use significant cash resources for mineral property expenditures as exploration and development of the Corporation’s mineral property interests is the primary focus of the Corporation. The Corporation budgets exploration programs carefully to ensure that funds are available when required and that expenditures do not exceed available resources. In the event that cash flows are predicted to exceed available cash, programs would be scaled back to where they could be funded from available cash. The Corporation will continue to sell marketable securities when the price is appropriate.

Year Ended December 31, 2008

During the fiscal year ended December 31, 2008, the Corporation used $9,559,189 of its cash resources for operating activities, which included a net loss for the year of $16,260,741. During the year, the Corporation issued 19,552,000 shares for net proceeds of $29,328,000 in a private placement. An additional 1,178,416 shares with a value of $1,440,335 were issued in satisfaction of interest. 18,300 shares with a value of $173,594 were issued pursuant to share purchase options. Total share issue costs were $1,235,721. As of December 31, 2008, consolidated cash amounted to $762,560, a decrease of $1,962,862 from the beginning of the year.

During the fiscal year ended December 31, 2008, the Corporation converted debt to equity by issuing shares in satisfaction of interest and by using the proceeds from a private placement to repay debt. The Corporation does not expect to use this strategy in future. Instead the Corporation will arrange private placements to raise the necessary financing for mineral property exploration programs.

Year Ended December 31, 2007

During the year ended December 31, 2007, the Corporation used $16,154,566 of its cash resources for operating activities, which included a net loss for the year of $14,474,635. The Corporation was in the first years of a strategic alliance agreement with Kennecott which required substantial exploration expenditures. The Corporation increased cash resources by $59,879 from the sale of marketable securities. During the year, the Corporation issued 581,039 shares for net proceeds of $3,503,381. There were share issue costs of $91.896. As of December 31, 2007, consolidated cash amounted to $2,725,422, an increase of $995,523 from the beginning of the year. In addition, the Corporation held $2,660,227 as cash restricted for flow-through expenditures which were used for eligible mineral property expenditures during 2008.

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

Current equity market conditions are somewhat volatile as world economies commence recovery from the global economic crisis. This will make it more challenging for the Corporation to generate cash through the sale of marketable securities. Equity financing will be possible but may result in substantial dilution for current shareholders at current market prices for the Corporation’s shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations [1]	$ 95,555	$ 95,555	Nil	Nil	Nil
Mineral Property Interests – Option Payments [2]	1,019,882	196,132	357,500	230,000	236,250
Mineral Property Interests – Filing Fees[2]	3,216,998	561,046	1,138,727	680,203	837,022
Other Long-Term Liabilities [3]	388,214	388,214	Nil	Nil	Nil
Total	$ 4,720,649	$ 1,240,947	$1,496,227	$910,203	$1,073,272

[1]  Sublease agreement is effective until November 30, 2010.

[2]  Mineral property interest costs are contingent on retaining an interest in the property. Most agreements are subject to cancellation without penalty. This table does not include fees which other parties are obligated to pay. Filing fees, which include claim rental fees and tenement taxes, do not have to be paid if the property is forfeited to the appropriate government authority.

[3]  Canadian GAAP requires the Corporation to estimate the asset retirement obligation for each mineral property. The amount on this line is the current mineral property reclamation obligation as shown in the Corporation’s financial statements.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Jason S. Weber, P. Geo., President and Chief Executive Officer

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer August 5, 2009 after the merger of Geoinformatics and Rimfire. Prior to the merger, Jason was held the same position with Rimfire since December of 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Mr. Weber is also a director of the Association for Mineral Exploration British Columbia (AME BC), a not-for-profit organization promoting a healthy, sustainable and environmentally sound mineral exploration sector in British Columbia. Jason is also a director Tatlow Investments, which is a private British Columbia corporation.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC

Mark E. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes was appointed Vice President, Exploration for the Corporation on August 5, 2009 after the acquisition of Rimfire Minerals Corporation. Mr. Baknes was a geologist with Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for Rimfire as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

David A. Caulfield, P. Geo., Co-Chairman

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

Alan J. Hutchison, Corporate Secretary

North Vancouver, BC

Alan J. Hutchison holds a B.A. and an LL.B. (Bachelors of Laws degree). Mr. Hutchison is a member of the British Columbia Law Society and was called to the British Columbia Bar in 2001. He is currently practicing law in Vancouver as a partner with Fraser Milner Casgrain, LLP (“FMC”). FMC currently provides legal services to the Corporation.

John A. Kanellitsas, Co-Chairman and Director.

Sun Valley, ID

John Kanellitsas currently serves as a partner and the Chief Operating Officer of Geologic Resource Partners (“GRP”). He joined Sun Valley Gold, LLC in 2002 and was involved in the launch of GRP in 2004. He has been involved in the investment banking and money management industry since 1980.  He was employed by Morgan Stanley & Co. from 1990 through 1999 in various equity capital markets assignments in San Francisco and New York, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division. Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert. Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Dorothy G. Miller CGA, Chief Financial Officer

North Vancouver, BC

Dorothy Miller holds a Certified General Accountant designation and a Bachelor of Home Economics degree. Ms. Miller was appointed Chief Financial Officer of the Corporation on August 5, 2009 after the acquisition of Rimfire Minerals Corporation. Ms. Miller was appointed to the same office with Rimfire on March 31, 2003. She was previously employed by Equity Exploration Consultants Ltd. from 1999 while under contract to Rimfire. Previous administrative experience includes positions with Weldwood of Canada Ltd from 1995-1997, Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994.)

Rosalie C. Moore, Director

West Vancouver, BC

Rosalie Moore is a partner and senior research analyst for Geologic Resource Partners (“GRP”). Her career as a geologist in mining and metals exploration includes six years on the Carlin Trend, Nevada, a year with Barrick Gold in Peru, and two years as Manager of Geology for Diamond Fields Resources during discovery, exploration and development of the Voisey’s Bay deposit in Labrador. Ms. Moore was a sell side research analyst for Yorkton Securities (1996-97), Vice President Corporate Relations for Pan American Silver (1997-2003), Vice President Corporate Development for Bear Creek Mining (2003-04) and President, CEO and Director of Wealth Minerals (2004-05). Since joining GRP in early 2006 she also served as interim CEO and Director of Geoinformatics Exploration (2008-09) leading the acquisition of Rimfire Minerals to yield Kiska Metals. Ms. Moore also serves on the board of Continental Gold (2007-present). Ms. Moore graduated with BS and MS degrees in Geology from Kent State University in Ohio.

William G. Schur, Director

Highland Park, IL

William G. (Bill) Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University in 1975. He was admitted to the Bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978. He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois. Mr. Schur currently has a law practice in the city of Chicago. Mr. Schur is a director of The Dalvay Group, Ltd., a family-owned Illinois corporation. He is a member of the Audit Committee for the Corporation.

Mark T. H. Selby, Director

Toronto, ON

Mark T.H. Selby holds a B.Comm. (Hons.) from Queen’s University and is Principal of Selby & Co., a consulting firm providing advice to mining companies and investors on the outlook for base metals and resource equity valuation. His prior positions include Vice President, Business Planning and Market Research for Quadra Mining Ltd (2008-2010), Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and Principal at Mercer Management Consulting (1994-2001). Mr. Selby is a member of the Audit Committee for the Corporation.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Kaminak Gold Corporation	Director Member, Advisory Board	01/87 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
Rosalie Moore	Continental Gold Ltd	Director	07 to present

Mark E. Baknes, David A. Caulfield, Dorothy G. Miller and Jason S. Weber each devote 100% of their time to the affairs of the Corporation. Bipin Ghelani, John Kanellitsas, Rosie Moore, William Schur, and Mark Selby, each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

John Kanellitsas and Rosalie Moore are partners of Geologic Resource Partners which as a group controls 39.76% of the common shares of the Corporation. As part of the acquisition agreement with Rimfire Minerals Corporation, they were offered two of the seats on the board of directors.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of December 31, 2009, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2009	$134,847	NIL	NIL	100,000	NIL	NIL	NIL
David A. Caulfield, Director Business Development [1]	Dec. 2009	NIL	NIL	NIL	105,000	NIL	NIL	$129,600[2]
Bipin Ghelani, Director	Dec. 2009	NIL	NIL	$2,500	95,000	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary [2]	Dec. 2009	NIL	NIL	NIL	25,000	NIL	NIL	NIL[3]
John A. Kanellitsas Co-chairman Director	Dec. 2009	NIL	NIL	$2,500	95,000	NIL	NIL	NIL
Dorothy Miller, CFO	Dec. 2009	$101,215	NIL	NIL	100,000	NIL	NIL	NIL
Rosie C. Moore, Director	Dec. 2009	NIL	NIL	$2,500	85,000	NIL	NIL	NIL
William G. Schur, Director	Dec. 2009	NIL	NIL	$2,500	85,000	NIL	NIL	NIL
Mark T.H. Selby Director	Dec. 2009	NIL	NIL	$2,500	85,000	NIL	NIL	NIL
Jason S. Weber., President & CEO	Dec. 2009	$138,012	NIL	NIL	135,000	NIL	NIL	NIL

 [1]

Pursuant to the terms of a Management Agreement effective January 1, 2009, Equity Exploration Consultants Ltd. was paid the sum of $10,800 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Exploration Consultants Ltd. Refer to "Management and Consulting Contracts".

[2]

Alan J. Hutchison is a partner with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year ended December 31, 2009, the Corporation paid the firm of Fraser Milner Casgrain LLP $79,966 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

As at December 31, 2009, the Corporation has granted rights to purchase or acquire an aggregate of 4,383,844 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 31, 2010 as traded on the TSX Venture Exchange was $0.98.

Outstanding Director and Officer Stock Options as at December 31, 2009

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Mark E. Baknes	8,700 87,000 13,050 13,050 13,050 8,700 17,400 100,000	Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90
David A. Caulfield	13,050 130,500 21,750 43,500 8,700 8,700 30,450 105,000	Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90
Bipin A. Ghelani	8,700 21,750 8,700 8,700 8,700 13,050 95,000	Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008 Dec. 15, 2009	1.36 1.90 2.29 2.24 1.84 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 Dec. 15, 2014	1.36 1.90 2.29 2.24 1.84 0.17 0.90
Alan J. Hutchison	21,750 4,350 4,350 25,000	July 16, 2007 Dec. 10, 2007 July 16,2008 Dec. 15, 2009	2.24 1.84 0.98 0.90	July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 15, 2014	2.24 1.84 0.98 0.90
John A. Kanellitsas	333,333 95,000	March 19, 2009 Dec. 15, 2009	0.45 0.90	March 19, 2014 Dec. 15, 2014	0.45 0.90

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Dorothy G. Miller	8,700 43,500 8,700 13,050 13,050 8,700 17,400 100,000	Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90
Rosalie C. Moore	366,666 85,000	March 19, 2009 Dec. 15, 2009	0.45 0.90	March 19, 2014 Dec. 15, 2014	0.45 0.90
William G. Schur	65,250 85,000	March 1, 2009 Dec. 15, 2009	0.25 0.90	March 1, 2014 Dec. 15, 2014	0.25 0.90
Mark T. H. Selby	65,250 85,000	March 1, 2009 Dec. 15, 2009	0.25 0.90	March 1, 2014 Dec. 15, 2014	0.25 0.90
Jason Weber	8,700 21,750 8,700 13,050 108,750 13,050 30,450 135,000	Dec. 22, 2005 July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90
Total	2,575,699

In addition to the share purchase options granted to Directors and Senior Officers of the Corporation, as listed in the preceding table, the Corporation issues options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan the Corporation had reserved a total of 5,674,136 shares as of December 31, 2009, for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 25,000 shares vest immediately. Shareholders must approve the stock option plan at each annual general meeting, which allows a maximum of 10% of the Corporation’s issued and outstanding shares to be reserved for stock options. Options are granted at the discretion of the board of directors.

As of December 31, 2009, there are eleven employees who have been granted stock options in the aggregate amount of 1,808,145 options at exercise prices ranging from $0.17 to $9.30 with expiry dates between March 2010 and December 2014. Of the reserved shares, 1,290,295 remained available for stock option grants.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation has signed employment contracts between the Corporation and the Chief Executive Officer and the Vice President, Exploration. The contracts provide that in the event of the termination of employment or in the event of a change in responsibilities following a change of control, these officers will receive a severance package which will include eighteen months of base salary and benefits. No payment is provided in the case of a change of control which does not include termination or constructive dismissal of the officer. In the event of a termination not associated with a change of control, the officer will be entitled to a payment equivalent to twelve months of base salary and benefits.

Management and Consulting Contracts

The Corporation entered into a management agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. (“Equity”) pursuant to which Equity will furnish the services of David A. Caulfield Director, Business Development, for the sum of $10,800 per month. The agreement also provides that the Corporation will pay a proportional share of rent, internet and administrative services provided by Equity employees. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield, who is a director of the Corporation.

Equity Exploration Consultants Ltd. provides geological consulting services to the Corporation on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into. During the fiscal year ended December 31, 2009, there were no such projects.

The Corporation has entered into a new management agreement effective January 1, 2010 with Equity, incorporated herein by reference to Exhibit 4.30 of this Form 20-F, pursuant to which Equity will furnish the services of David A. Caulfield Director, Business Development, for the sum of $13,333 per month less reasonable costs for rental of a furnished office to Mr. Caulfield.

Compensation of Directors

The Corporation paid each of the directors, who are not members of management or officers of the Corporation, an annual stipend of $2,500 for their services in their capacity as directors in addition to the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending December 31, 2009. Commencing in 2010, non-executive directors will be paid a quarterly stipend of $4,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning February 1, 2010 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 12,917	$ 155,000
David A. Caulfield [1]	13,333	160,000
Dorothy Miller	8,500	102,000
Jason Weber	13,750	165,000

[1]

Paid to Equity Exploration Consultants Ltd. pursuant to the terms of management agreement, effective January 1, 2010.

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

EMPLOYEES

The Corporation has fourteen full-time employees, eleven located at the head office, one located at the Anchorage office in Alaska and two located at the Mexico exploration office in Hermosillo. There are no contracts or collective agreements between the Corporation and any labor union or similar organization. The Corporation expects to employ a number of temporary employees during the Whistler exploration program which has just commenced. The average will be approximately 10 temporary employees for the three month duration of the program.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2010.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 512,517 [1] Options: 260,950 [2] Warrants: Nil	0.78%
David A. Caulfield, P. Geo. Quadra Island, BC Co-Chairman of the Board, Director	Common Shares: 738,391 [1] Options: 361,650 [2] Warrants: 43,750 [3]	1.06%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 114,360 [1] Options: 164,600 [2] Warrants: Nil	0.17%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 30,000 [1] Options: 55.450 [2] Warrants: 15,000 [3]	0.05%
John Kanellitsas Sun Valley ID Co-Chairman of the Board, Director	Common Shares: 100,000 [1] Options: 428,333 [2] Warrants: 50,000 [3]	0.15%
Dorothy Miller North Vancouver, BC Chief Financial Officer	Common Shares: 17,400 [1] Options: 213,100 [2] Warrants: Nil	0.03%
Rosalie C. Moore West Vancouver, BC Director	Common Shares: 100,000 [1] Options: 451,666 [2] Warrants: 50,000 [3]	0.15%
William G. Schur Highland Park, IL Director	Common Shares:67,756 [1] Options: 150,250 [2] Warrants: 17,500 [3]	0.10%
Mark T.H. Selby Toronto ON Director	Common Shares: 25,000 [1] Options: 150,250 [2] Warrants: 10,000 [3]	0.03%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 186,165 [1] Options: 339,450 [2] Warrants: 15,000 [3]	0.28%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2010, based upon information furnished by the respective shareholders.

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

Of the shares beneficially held by David Caulfield, 255,541 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Jason Weber, 17,400 shares are beneficially held by family trusts controlled by Jason Weber. Of the shares beneficially held by William Schur, 8,700 shares are treated for tax purposes as held by The Dalvay Group Ltd., a family-owned corporation controlled by William Schur.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at March 31, 2010.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited (“CDS”) Toronto, ON	Common Shares: 40,619,635	61.55%
Depository Trust Company (“DTC”) New York, NY	Common Shares: 5,032,973	7.63%
Geologic Resource Partners[1]	Common Shares: 26,240,951 Warrants: 2,410,000	39.76%

[1] Geologic Resource Partners includes holdings of the related funds: Geologic Resource Fund LP, Geologic Resource Fund Ltd, Geologic Resource Opportunities Fund LP, and Geologic Resource Opportunities Fund Ltd. Some of these holdings may be included in CDS and DTC listings. John Kanellitsas and Rosalie Moore are partners in Geologic Resource Partners.

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The only significant change in ownership over the past three fiscal years is the Geologic Resource Partners (“GRP”) position. In October 2008, the Corporation issued shares to GRP to repay the Convertible Facility and in satisfaction of interest thereon. This resulted in GRP holding approximately 85% of the Corporation’s issued and outstanding shares. Upon completion of the acquisition of Rimfire Minerals Corporation, this was reduced to 45% and further reduced by a private placement and exercise of options and warrants to the current 39.76%.

There are no arrangements, known to the Corporation, the operation of which may at a subsequent date result in a change in control of the company.

As of March 31, 2010 there were 62 United States registered holders representing 19,273,906 common shares of the Corporation which equals 29.20% of the Corporation’s issued and outstanding shares. There were 2 foreign holders representing 399,999 common shares (0.61%).

RELATED PARTY TRANSACTIONS

(a) Equity Exploration Consultants Ltd. (“Equity”)

As at March 31, 2010, the Corporation was indebted to Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), in the amount of $17,691 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as one of the principals of Equity is David A. Caulfield, a director of the Corporation. It is anticipated that Equity will continue to provide geological consulting services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter of 2010, the Corporation paid Equity $5,524 for geological consulting services and $40,000 for providing management services.

As at December 31, 2009, the Corporation was indebted to Equity, in the amount of $11,340 for management services provided by Equity. During the year ended December 31, 2009, the Corporation paid Equity $54,000 (2008 - $Nil, 2007 - $Nil) for providing management services.

(b) Note Payable

On March 9, 2009, the Corporation announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Corporation drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

On October 10, 2008, the Corporation closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with GRP, allowing it to draw down, as necessary, the full amount of the Bridge Loan. The Corporation had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for Geologic Resource Opportunities Fund LP and Geologic Resource Fund LP (collectively “GRF”). GRF owned approximately 17% of the outstanding common shares of the Corporation as at October 10, 2008.

Advances under the Bridge Loan bore interest at a rate equal to 12% per annum. The Bridge Loan would mature on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the Bridge Loan. An event of default included the failure to obtain shareholder approval of the Corporation’s proposed private placement to GRF at the Corporation’s special meeting of shareholders held on Wednesday, October 15, 2008. As security for the Bridge Loan, the Corporation pledged all of the shares of its direct material subsidiary. Advances under the Bridge Loan were used by the Corporation to fund its exploration activities and for general working capital.

On October 17, 2008, the Corporation closed a private placement with GRF and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Corporation incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations.

(c) ZED Financial Partners (“ZED”)

ZED is a financial advisory firm which provided certain services to the Corporation and a former director of the Corporation is a principal of ZED. The Corporation engaged ZED, commencing April 1, 2006, on a monthly retainer of $13,000 which was terminated October 31, 2007. During the years ended December 31, 2009 and 2008, no amounts were paid to ZED (2007 - $130,000).

(d) Fractal Technologies Pty Ltd. (“Fractal”)

Fractal is a wholly-owned subsidiary of Fractal Holdings Pty Ltd., which held a 15.6% interest in the Corporation up until June 30, 2007. On June 30, 2007, Fractal Holdings Pty Ltd. distributed its holding of 20 million common shares to its two shareholders pursuant to a corporate reorganization. The shares were transferred equally to Geocrust Pty Ltd., a corporation controlled by the Corporation’s previous Chief Executive Officer and his spouse, and Geo Holdings (IIF) Pty Ltd., a corporation controlled by Foundation IIF Partnership, an Australian venture capital fund.

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. The Corporation entered into a software licensing agreement with Fractal in 2002, under which the Corporation was charged a monthly licensing fee of A$3,500 by Fractal for use of its software. During the years ended December 31, 2009 and 2008, the Corporation did not have any transactions with Fractal, other than the payment of the monthly licensing fee, which is no longer considered a related party transaction.

Transactions with Fractal for the six months ended June 30, 2007, the date at which Fractal ceased to be a related party, included $21,152 for software licensing fees, $1,674 for services provided by Fractal and $6,225 for expenses incurred by the Corporation on behalf of Fractal and subsequently reimbursed by Fractal.

(e) Mineral Property Interests

One of the directors, David Caulfield, indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 6 to Consolidated Financial Statements – see Item 17). The claims were originally staked and explored by Antioch Investments Ltd. and Equity Exploration Consultants Ltd., in which he holds an interest. When the property was sold to Newmont and NVI Mining Ltd, these companies retained an NPI of varying amounts depending on the claim group.

(f) Due to related party

Included in due to related party at December 31, 2008 is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Corporation.

Except as disclosed above, from the beginning of the fiscal year ending December 31, 2009 up to March 31, 2010, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended December 31, 2009 and 2008

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2009 2008, and 2007

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2009

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

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this Transition Report on Form 20-F. Please refer to Note 22 of the Consolidated Financial Statements for information relating to events which occurred subsequent to the fiscal year end.

ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The Common Shares of the Corporation are traded in Canada under the stock symbol "KSK" on the TSX Venture Exchange and under the stock symbol "KSKTF" on the OTC Bulletin Board in the United States. The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period January 1, 2008 to March 31, 2010. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
October 1-31, 2009	$ 0.80	$ 0.81	$ 0.67	$ 0.65	1,421,022	255,401
November 1-30, 2009	1.16	1.18	0.72	0.75	2,657,495	364,736
December 1-31, 2009	1.09	1.05	0.85	0.84	1,279,705	141,571
January 1-31, 2010	0.91	0.94	0.71	0.72	2,289,149	212,995
February 1-28, 2010	0.75	0.75	0.65	0.64	2,046,063	770,714
March 1-31, 2010	1.13	1.11	0.67	0.67	2,197,999	395,798

Fiscal 2008	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 12.45	n/a	$ 3.60	n/a	2,084,889	n/a
Second Quarter	7.05	n/a	3.45	n/a	533,143	n/a
Third Quarter	3.75	n/a	0.60	n/a	392,720	n/a
Fourth Quarter	6.30	n/a	0.15	n/a	701,362	n/a

Fiscal 2009	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.89	n/a	$ 0.33	n/a	588,062	n/a
Second Quarter	0.87	n/a	0.33	n/a	362,140	n/a
Third Quarter	0.81	0.75	0.51	0.53	2,478,796	458,506
Fourth Quarter	1.16	1.18	0.67	0.65	5,358,222	731,708

Fiscal 2010	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.13	$ 1.11	$ 0.65	$ 0.64	6,533,211	1,379,507

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
December31, 2009	$ 1.16	$ 1.18	$ 0.33	$ 0.53	10,738,722	1,190,214
December31, 2008	12.45	n/a	0.60	n/a	37,12,114	n/a
December31, 2007	9.00	n/a	3.45	n/a	2,232,820	n/a
December31, 2006	8.40	n/a	4.05	n/a	138,203	n/a
December31, 2005	10.80	n/a	4.20	n/a	51,232	n/a

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from the British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003).  On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”  Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics.

The Corporation's head office and records office is located at Suite 1350 - 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9. The Corporation’s registered office is located at 200 – 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2.

Pursuant to the requirements of the Business Corporations Act (Yukon), a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the requirements of the Business Corporations Act (Yukon), and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation shareholders.

Pursuant to the requirements of the Business Corporations Act (Yukon), a person must be not less than 18 years of age to act as a director of a Yukon company. There are no requirements under the Business Corporations Act (Yukon), or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares. Subject to the requirements of the Business Corporations Act (Yukon), the rights or restrictions on any class of shares may be amended by ordinary resolution of the shareholders of the Corporation.

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

MATERIAL CONTRACTS

On March 9, 2009, the Corporation negotiated a $2.6 million line of credit with Geologic Resource Partners LLP (“GRP”), bearing an annual interest rate of 15% payable on maturity. The line of credit matures on September 30, 2010. On March 27, 2009, the Corporation drew $1 million under the line of credit and on June 8, 2009 drew a further $750,000. This line of credit agreement is filed as Exhibit 4.31 to this transition report on Form 20-F.

On May 15, 2009, the Corporation and Kennecott entered into a partial termination agreement and a first amendment to the partial termination agreement (collectively, the “Partial Termination Agreement”), whereby the parties terminated the provisions of the Master Agreement with respect to the requirements to form strategic alliances on possible targets in certain regions. The Master Agreement and Standardization Agreement will still apply to the existing projects and to the areas of interest set out in the Partial Termination Agreement. The Partial Termination Agreement and first amendment thereto is filed as Exhibit 4.32 to this transition report on Form 20-F.

On June 11, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed the definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement. Pursuant to the terms and conditions of the Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding shares of Rimfire at an exchange ratio of 0.87 Shares per common share of Rimfire (following a consolidation of the Corporation’s Shares on the basis of three (3) old shares for one (1) new share). The Acquisition Agreement also provided for the Corporation’s change of name to Kiska Metals Corporation, and is filed under cover of Form 6-K on EDGAR effective June 19, 2009.

On June 12, 2009, the Corporation and Kennecott entered into the first amendment to the Standardization Agreement (the “Amended Standardization Agreement”). Kennecott and the Corporation decided to amend certain provisions of the Standardization Agreement with respect to the back-in rights of Kennecott on the Whistler Project due to its geographic size. The amendments dealt with, among other things, the formation of a technical committee, the design of the exploration program, the responsibilities for the costs of the exploration program and the delivery of the exploration results, in addition to Kennecott’s rights to exercise the back-in-rights with respect to the Whistler Project.

The Amended Standardization Agreement requires Kennecott to make a decision on whether or not to exercise its rights upon completion of an exploration program consisting of 341 line kilometres of induced polarization geophysics and drilling of at least 20 holes with a minimum depth of 200 metres per hole for at least 7,000 meters of drilling in aggregate. The work program is to be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott. Upon completion of the program and presentation of a report, Kennecott must elect to either:

(A) within 90 days, (i) relinquish its back-in right and revert to a 2% NSR; or (ii) exercise its back-in right on the project to earn an initial 51% interest by refunding two times the Corporation’s total qualifying exploration expenditures; or

(B) within 30 days agree to conduct a supplemental drill program at Kennecott’s own cost. The supplemental drill program can take up to 180 days to complete, but within 30 days of the receipt of the final assay results from the program, Kennecott must then make a final decision on whether to exercise or relinquish its back-in rights, as described above. If Kennecott elects to back-in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics’ total exploration costs. The Amended Standardization Agreement is filed as Exhibit 4.34 to this transition report on Form 20-F.

The Corporation entered into a management agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation. The agreement was revised effective January 1, 2010 to increase the payment to $13,333 per month. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield who is a director of the Corporation. This Management Agreement is filed as Exhibit 4.30 to this transition report on Form 20-F.

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

Except as provided in the Act, there are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

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

TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Corporation for a shareholder of the Corporation who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the ”Tax Treaty”). This discussion is general only and is not a substitute for independent advice from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the Tax Treaty between Canada and the United States reduces the withholding tax on the gross amount of dividends paid to residents of the United States to 15%. When a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends, the withholding tax rate on the gross amount of dividends is reduced to 5%.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian Property” within the meaning of the Tax Act, and no relief is afforded under any applicable tax treaty.

The shares of the Corporation will be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Corporation are owned by or considered to be owned by (a) the non-resident, (b) persons with whom the non-resident does not deal at arm’s length, or (c) the non-resident together with all such persons with whom the non-resident does not deal at arm’s length.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, U.S. federal estate or gift, U.S. federal alternative minimum or foreign tax consequences. No ruling from the Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the United States ("US") federal income tax consequences to US persons’ ownership or disposition of shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. See "Item 10 –Additional Information - Canadian Federal Income Tax Consequences" and "Material United States Federal Income Tax Consequences".

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

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's adjusted tax basis in the common shares of the Corporation. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled foreign corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For non-corporate U.S. Holders, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For corporate U.S. Holders (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted or the losses expire at the end of the stipulated five-year period.

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

As a PFIC, each U. S. Holder’s income or gain, with respect to a disposition or deemed disposition of the Corporation’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the Corporation's qualifies as a PFIC his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. Therefore there can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Corporation are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Corporation.

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

DOCUMENTS ON DISPLAY

All documents concerning the Corporation referred to in this transition report on Form 20-F may be inspected at the Corporation’s offices, 1350 – 650 West Georgia Street, Vancouver, British Columbia, during normal business hours.

SUBSIDIARY INFORMATION

Not applicable

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor has it issued any market risk sensitive counterparty instruments. Furthermore, the Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation’s financial instruments can be categorized into four main groups:

a)

term deposits and Canadian cash which are subject to interest rate risk,

b)

loans and notes outstanding which are subject to interest rate risk

c)

foreign currency cash accounts which are subject to foreign exchange risk, and

d)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits and Canadian cash (category a) represents approximately $1,071,695 of the Corporation’s total assets of $2,984,302 (or 36% of the total assets). However, the term deposits and have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended December 31, 2009, interest rates on the Corporation’s deposits were 1%, based on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 0.46% to 1.03% with an average rate of 0.65%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2009		2008
-1.50%	$(16,075)	(6.9%)	$(11,438)	(1.3%)
-1.00%	(10,717)	(4.6%)	(7,626)	(0.8%)
-0.50%	(5,358)	(2.3%)	(3,813)	(0.4%)

+0.50%	5,358	2.3%	3.813	0.4%
+1.00%	10,717	4.6%	7,626	0.8%
+1.50%	16,075	6.9%	11,438	1.3%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended December 31, 2009. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended December 31, 2009. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended December 31, 2009 compared to the same figures for the fiscal year ended December 31, 2008 relates to the decreased cash balances which are subject to interest rate risk. During the fiscal year ended December 31, 2009, the Corporation completed the Acquisition Arrangement which decreased loans and notes outstanding (category b) but did not significantly increase cash on deposit as funds were used for exploration.

During the fiscal year ended 2008, the Corporation had outstanding loans at fixed interest rates. The amount of financing expense was known and measurable and did not represent a material risk to the Corporation. As the entire amount of loans has been repaid, there is no risk from changes in interest rates at this time.

Foreign currency exchange risk

Foreign currency cash deposits (category c) represent approximately $406,679 of the Corporation’s total assets (13.9% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars. Australian Dollars or Mexican Pesos where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts. The Corporation maintains separate bank accounts in Mexican Pesos for receipt and payment of trade receivables and payables designated in that currency.

During the fiscal year ended December 31, 2009, U.S. Dollar exchange rates varied by up to 12% below the average exchange rate and up to 6% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 7% below the average exchange rate to a high of 12% above the average exchange rate. The U.S. Dollar exchange rate for December 31, 2009 was 6% above the average exchange rate for the year while the Australian dollar exchange rate for December 31, 2009 was 4% below the average exchange rate for the year. During the same period, Mexican pesos ranged from a low of 6% below the average exchange rate to a high of 5% above the average exchange rate. The Mexican peso exchange rate for December 31, 2009 was 4% above the average exchange rate for the year If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 3%.

	Effect on total assets
Increase/decrease in foreign exchange rates	2009		2008
-15%	$(64,498)	(2.2%)	$(13,166)	(0.5%)
-10%	(42,999)	(1.4%)	(8,778)	(0.3%)
-5%	(21,499)	(0.7%)	(4,388)	(0.2%)

+5%	21,499	0.7%	4,388	0.2%
+10%	42,999	1.4%	8,778	0.3%
+15%	94,498	2.2%	13,166	0.5%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, December 31, 2009 (1 USD = C$1.051, 1 AUD = C$0.9441, 1 MXP = C$0.08036 ). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 15% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars. Australian Dollars or Mexican Pesos at the closing rate for the balance sheet date as reported on the Bank of Canada website.

The difference between the forecast figures for the fiscal year ended December 31, 2009 compared to the same figures for the fiscal year ended December 31, 2008 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended December 31, 2009, the Corporation undertook increased mineral property exploration in Australia on behalf of joint venture partners, which required additional funds to be maintained in Australian dollar accounts. This is slightly offset by the conversion of some US dollar accounts to Canadian dollar accounts upon completion of the fall program in Alaska.

Equity price risk

Marketable securities (category d) represent approximately $370,417 of the Corporation’s total assets of $2,984,302(or 12.4% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended December 31, 2009, the Venture Index rose 80% with the closing value 35% higher than the average Venture Index value. The minimum Venture Index value was 29% lower than the average Venture Index value, while the highest Venture Index value was 35% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio tripled. Most of this increase was the result of the acquisition of the Rimfire portfolio of marketable securities. The rest of the decrease can be attributed to the global equity market recovery. Forecasts for the coming year are mixed but the expectation is that there will be no further major changes in the sector over the coming fiscal year. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 15% would be expected to make a difference of less than 2% in the value of the Corporation’s total assets.

	Effect on total assets
Increase/decrease in Venture Index	2009		2008
-15%	$(55,262)	(1.9%)	$(18,080)	(0.7%)
-10%	(37,042)	(1.2%)	(12,053)	(0.5%)
-5%	(18,521)	(0.6%)	(6,027)	(0.2%)

+5%	18,521	0.6%	6,027	0.2%
+10%	37,042	1.2%	12,053	0.5%
+15%	55,262	1.9%	18,080	0.7%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 15% above or below the value as of December 31, 2009.

The difference between the forecast figures for the fiscal year ended December 31, 2009 compared to the same figures for the fiscal year ended December 31, 2008 relate to the increase in the Corporation’s portfolio of marketable securities. During the fiscal year ended December 31, 2009, the Corporation sold some marketable securities and acquired a substantial portfolio of other marketable securities which increased the overall market value of the portfolio which is subject to equity price risk.

Commodity price risk

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for metals. Metal prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Corporation. The Corporation’s mineral properties are in the exploration phase with no proven or probable mineral resources or reserves. Accordingly the Corporation is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Corporation is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Corporation.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Corporation does not need to provide the information called for by this Item because it has not registered securities represented by American Depositary Receipts in a sponsored facility.

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

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15 , the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the period covered by this Transition Report on Form 20-F, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of Exchange Act Rule 13a-15 or 15d-15, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. Parts of this framework were not appropriate for use by the Corporation as they referred to positions and/or job functions which do not exist in a smaller organization. The Corporation integrated aspects of the second document produced by COSO, Internal Control over Financial Reporting – Guidance for Smaller Public Companies into the initial review. The Corporation annually reviews the final document to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the end of the Corporation’s fiscal year ended December 31, 2009. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the end of the Corporation’s fiscal year ended December 31, 2009.

This transition report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this transition report.

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of “Financial Expert” on the Corporation’s Audit Committee. Mr. Ghelani is an "independent director" of the Corporation, as that term is defined by Section 803A of the NYSE AMEX LLC Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

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

The Corporation will provide copies of these codes of ethics to any person without charge, upon written request to the secretary of the Corporation at its address at 1350 - 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended December 31, 2009	Fiscal Year ended December 31, 2008
Audit Fees	$ 89,000	$ 131,250
Audit-Related Fees	60,728	1,616
Tax services - Canadian	-	-
Tax services - US	-	-
Tax services - Australia	-	-
All Other Fees	240	-
Total fees billed	$ 149,968	$ 132,866

The Corporation’s auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below. During 2009, three auditors were involved with the Corporation with respect to different years of audited financial reports (see Item 16F disclosure herein). The fees listed under the year ended December 31, 2009 include review and/or audit fees paid to each of these auditors.

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s Transition Report on Form 20-F. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category. During 2009, this also included review of the Corporation’s interim financial statements in connection with the preparation of the information circular for the Special Annual General Meeting.

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

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the Corporation’s two most recent fiscal years, two independent accountants who were previously engaged as the principal accountant to audit the Corporation’s financial statements, Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP, resigned.

Resignation of Ernst & Young LLP

The Corporation requested and Ernst & Young LLP agreed to submit its resignation as the Corporation’s principal accountant effective June 11, 2008. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of McGovern, Hurley, Cunningham, LLP, the Corporation’s principal accountant appointed by the Board of Directors after Ernst & Young LLP’s resignation, on the Corporation’s financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

None of the following events occurred within the Corporation’s two most recent fiscal years and any subsequent interim period preceding Ernst & Young LLP’s resignation:

(A)

Ernst & Young LLP advised the Corporation that the internal controls necessary for the Corporation to develop reliable financial statements did not exist;

(B)

Ernst & Young LLP advised the Corporation that information came to Ernst & Young LLP’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the financial statements prepared by management;

(C)

Ernst & Young LLP advised the Corporation of the need to expand significantly the scope of its audit, or that information came to Ernst & Young LLP’s attention during the Corporation’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)

cause it to be unwilling to rely on management’s representations or be associated with the Corporation’s financial statements; and

due to Ernst & Young LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, Ernst & Young LLP did not so expand the scope of its audit or conduct such further investigation; or

(D)

Ernst & Young LLP advised the Corporation that information came to Ernst & Young LLP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)

a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Ernst & Young’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to Ernst & Young LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to Ernst & Young’s satisfaction prior to its resignation.

Appointment of McGovern, Hurley, Cunningham, LLP

The Board of Directors appointed McGovern, Hurley, Cunningham, LLP to be the Corporation’s principal accountant effective June 11, 2008.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging McGovern, Hurley, Cunningham, LLP, the Corporation did not consult McGovern, Hurley, Cunningham, LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Resignation of McGovern, Hurley, Cunningham, LLP

The Corporation requested the resignation of McGovern, Hurley, Cunningham, LLP as the Corporation’s principal accountant effective October 15, 2009. McGovern, Hurley, Cunningham, LLP resigned as the Corporation’s principal accountant on October 20, 2009. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of Hay & Watson, the Corporation’s current principal accountant, on the Corporation’s financial statements for the fiscal year ended December 31, 2009 did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with McGovern, Hurley, Cunningham, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of McGovern, Hurley, Cunningham, LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

None of the following events occurred within the Corporation’s two most recent fiscal years and any subsequent interim period preceding McGovern, Hurley, Cunningham, LLP’s resignation:

(A)

McGovern, Hurley, Cunningham, LLP advised the Corporation that the internal controls necessary for the Corporation to develop reliable financial statements did not exist;

(B)

McGovern, Hurley, Cunningham, LLP advised the Corporation that information came to McGovern, Hurley, Cunningham, LLP’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the financial statements prepared by management;

(C)

McGovern, Hurley, Cunningham, LLP advised the Corporation of the need to expand significantly the scope of its audit, or that information came to McGovern, Hurley, Cunningham, LLP’s attention during the Corporation’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)

cause it to be unwilling to rely on management’s representations or be associated with the Corporation’s financial statements; and

due to McGovern, Hurley, Cunningham, LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, McGovern, Hurley, Cunningham, LLP did not so expand the scope of its audit or conduct such further investigation; or

(D)

McGovern, Hurley, Cunningham, LLP advised the Corporation that information came to McGovern, Hurley, Cunningham, LLP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)

a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to McGovern, Hurley, Cunningham, LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to McGovern, Hurley, Cunningham, LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to McGovern, Hurley, Cunningham, LLP’s satisfaction prior to its resignation.

Appointment of Hay & Watson, Chartered Accountants

The Corporation engaged Hay & Watson, Chartered Accountants (“Hay & Watson”) as its principal accountant to audit its financial statements effective October 15, 2009.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging Hay & Watson, the Corporation did not consult Hay & Watson regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16F Disclosure Provided to Former Accountants

The Corporation has provided Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP with a copy of its disclosures under Item 16F of this transition report on Form 20-F. The Corporation has requested that Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP each furnish the Corporation with a letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed each letter from Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP as Exhibit(s) 15.2 and 15.3 to this transition report on Form 20-F.

ITEM 16G   CORPORATE GOVERNANCE

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended December 31, 2009 and 2008

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2009

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(1)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(2)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2010	(1)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(1)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(1)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(3)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(1)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(1)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)
15.1	Letter/Consent from former principal accountant Ernst & Young LLP	(1)
15.2	Letter/Consent from former principal accountant McGovern, Hurley, Cunningham, LLP	(1)

(1) Filed as exhibits to this transition report on Form 20-F for the fiscal year ended December 31, 2009.

(2) Filed under cover of Form 6-K on EDGAR effective June 22, 2009.

(3) Filed under cover of Form 6-K on EDGAR effective June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President & Director

Date: April 23, 2010

KISKA METALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2009	$(14,304,581)	$(3,847,795)	$1,088,589	$(71,062)	$(17,134,849)
2008	(10,175,459)	(4,470,053)	1,019,800	(678,869)	(14,304,581)

[1]

The 2008 and 2009 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities.

Kiska Metals Corporation

(formerly Geoinformatics Exploration Inc.)

Consolidated Financial Statements

Years Ended December 31, 2009, 2008 and 2007

KISKA METALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Kiska Metals Corporation and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, include management’s best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

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

“Jason S. Weber”

“Dorothy G. Miller”

Jason S. Weber, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

Suite 1350 P.O. Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | www.kiskametals.com

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Kiska Metals Corporation

We have audited the consolidated balance sheets of Kiska Metals Corporation (the “Company”) as at December 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2009 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and the total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 18 to the consolidated financial statements.

The consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 were, except as to Note 18, audited by other auditors who expressed an opinion without reservation on those statements in their reports dated April 17, 2009 and April 23, 2008.  We have audited the information in Note 18 for the years ended December 31, 2008 and 2007 and in our opinion, such information is presented fairly in all material respects.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 29, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered chartered accountants when these are adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

AUDITORS’ REPORT

To the Shareholders of

Geoinformatics Exploration Inc.

We have audited the consolidated balance sheet of Geoinformatics Exploration Inc. (“the Company”) as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity (deficit) and accumulated other comprehensive (loss) income for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 23, 2008.

McGOVERN, HURLEY, CUNNINGHAM, LLP

    “McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

Licensed Public Accountants

TORONTO, Canada

April 23, 2010

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

TORONTO, Canada

April 23, 2010

2005 Sheppard Avenue East, Suite 300, Toronto Ontario, Canada M2J 5B4

Telephone: (416) 496-1234    Fax: (416) 496-0125   Email: info@mhc-ca.com

ERNST & YOUNG

Ernst & Young LLP

Chartered Accountants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

We have audited the consolidated statements of operations and comprehensive loss, statements of shareholders’ equity, and cash flows of Kiska Metals Corporation (the “Company”) for the year ended December 31, 2007, excluding Note 18. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above, excluding Note 18, present fairly, in all material respects, the results of the operations and the cash flows of Kiska Metals Corporation for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada

April 23, 2010

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

ERNST & YOUNG

Ernst & Young LLP

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada

April 23, 2010

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

KISKA METALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

Mineral Property Operations	Note	2009	2008	2007
Revenue
Option proceeds		$ 157,951	$ -	$ -
Project management fees		115,100	897,315	1,358,045
		273,051	897,315	1,358,045
Expenses
Acquisition expenditures		330,598	158,990	198,500
Exploration expenditures		5,853,537	7,205,248	11,664,530
Exploration tax credits		(9,798)	-	-
Reclamation obligations	12	355,829	-	-
		6,530,166	7,364,238	11,863,030
Loss from mineral property operations		(6,257,115)	(6,466,923)	(10,504,985)
Other Operations
Salaries and employee benefits		680,828	1,615,644	2,549,385
Consulting and outsourced services		1,073,104	507,815	940,586
Marketing services		164,340	-	-
General and administrative		473,906	1,126,200	1,736,104
Depreciation and amortization		240,496	251,303	211,426
Share-based compensation	13(b)	424,516	76,461	761,482
		3,057,190	3,577,423	6,198,983
Operating loss before the following		(9,314,305)	(10,044,346)	(16,703,968)
Financing expense	9(a)/10	(59,660)	(3,565,047)	(2,359,900)
Interest income		26,183	24,702	381,149
Equity loss in investment	7	(1,176,145)	(916,181)	(217,161)
(Loss) gain on sale of investment	5	(240,285)	(3,760)	112,619
Impairment loss on available for sale investment	5	(130,000)	-	-
Loss on disposal of assets		(44,026)	-	-
Dilution gain	7	-	-	1,646,124
Gain on repayment of convertible loan	10	-	279,859	-
Foreign exchange gain (loss)	10	68,760	(3,130,547)	1,137,511
Loss before income taxes		(10,869,478)	(17,355,320)	(16,003,626)
Recovery of income taxes	14	2,763	1,094,579	1,528,991
Net loss		(10,866,715)	(16,260,741)	(14,474,635)
Unrealized foreign exchange loss on available for sale investment		-	(7,668)	(18,538)
Realized loss on sale of investment		240,285	-	-
Impairment loss on available-for-sale investment		130,000	-	-
Net change in unrealized gains (losses) on available for sale investments		52,167	(656,525)	455,347
Tax effect of changes in other comprehensive income (loss)		(2,763)	19,807	(96,014)
Comprehensive loss		$ (10,447,026)	$ (16,905,127)	$ (14,133,840)
Basic and diluted net loss per share		$ (0.29)	$ (1.84)	$ (3.73)
Basic and diluted weighted average number of shares outstanding during the year		36,876,491	8,831,930	3,859,409

KISKA METALS CORPORATION

Consolidated Balance Sheets

December 31

(Expressed in Canadian Dollars)

	Note	2009	2008
Assets
Current assets
Cash and cash equivalents		$ 1,071,695	$ 762,560
Restricted cash	4	202,707	82,228
Marketable securities	5	370,417	120,532
Amounts receivable		51,756	258,337
Prepaid expenses and deposits		152,038	69,545
Total current assets		1,848,613	1,293,202

Mineral property interests	6	-	-
Equity investment	7	-	765,747
Property, plant and equipment, net	8	479,282	580,811
Other assets		-	5,583
Goodwill	1	7,817,788	-

Total Assets		$ 10,145,683	$ 2,645,343

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 241,097	$ 416,071
Due to related party	9(c)	11,340	225,000
Joint venture partner deposits		32,314	-
Current liabilities		284,751	641,071

Reclamation obligations	12	401,391	-
Total liabilities		686,142	641,071

Shareholders’ Equity
Share capital	13(a)	65,659,038	50,048,042
Contributed surplus	13(b,c)	5,581,494	3,290,195
Accumulated other comprehensive income (loss)		15,443	(404,246)
Accumulated deficit		(61,796,434)	(50,929,719)
Total shareholders’ equity		9,459,541	2,004,272

Total Liabilities and Shareholders’ Equity		$ 10,145,683	$ 2,645,343

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2009	2008	2007
Cash Flows Used for Operating Activities
Net loss	$ (10,866,715)	$ (16,260,741)	$ (14,474,635)
Add (deduct) items not involving cash:
Mineral property option proceeds	(99,665)	-	-
Mineral property acquisition cost	156,497	-	-
Reclamation obligation expense	355,829	-	-
Depreciation and amortization	240,496	251,303	211,426
Dilution gain	-	-	(1,646,124)
Equity loss in investment	1,176,145	916,181	217,161
Financing expense	59,660	3,427,570	1,157,426
Foreign exchange loss	(68,760)	3,313,734	-
Future income tax recovery	(2,763)	(1,063,300)	(1,528,991)
Gain on settlement of convertible loan facility	-	(279,859)	-
Loss (gain) on sale of investments and assets	284,311	3,760	(112,619)
Impairment loss on available-for-sale investment	130,000	-	-
Share-based compensation expense	544,872	76,461	761,482
	(8,090,093)	(9,614,891)	(15,414,874)
Reclassify interest income	(26,183)	(24,702)	(381,149)
Net change in non-cash working capital balances related to operations:
Amounts receivable	258,499	569,905	(202,308)
Prepaid expenses and deposits	166,009	552,569	(468,133)
Accounts payable and accrued liabilities	(638,934)	(1,042,070)	311,898
	(8,330,702)	(9,559,189)	(16,154,566)
Cash Flows From (Used for) Investing Activities
Restricted cash	(10,923)	2,577,999	1,637,581
Proceeds from sale of marketable securities	90,099	-	59,879
Interest income received	52,466	24,702	381,149
Purchase of equity investment	(410,398)	-	(59,403)
Purchase of property, plant and equipment	(85,168)	(523,057)	(32,595)
	(363,924)	2,079,644	1,986,611
Cash Flows From (Used for) Financing Activities
Proceeds from issuance of shares and warrants	5,009,747	29,430,675	3,503,381
Payment of share issue costs	(438,496)	(172,421)	(91,896)
Proceeds from sale of assets	-	20,980	-
Proceeds from note payable / convertible loan	1,750,000	-	23,319,000
Cash acquired on acquisition (Note 1)	4,463,269	-	-
Repayment of note payable / convertible loan	(1,821,712)	(23,828,000)	(9,000,000)
Repayment of capital lease obligations	-	(18,228)	(35,075)
	8,962,808	5,433,006	17,695,410
Effects of foreign currency translation on cash and cash equivalents	40,953	83,677	(2,531,932)

Increase (Decrease) in Cash and Cash Equivalents	309,135	(1,962,862)	995,523
Cash and Cash Equivalents, Beginning of Year	762,560	2,725,422	1,729,899
Cash and Cash Equivalents, End of Year	$ 1,071,695	$ 762,560	$ 2,725,422

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2009	2008	2007
Cash and Cash Equivalents are comprised of:
Cash	$ 571,695	$ 712,560	$ 2,725,422
Term deposits	500,000	50,000	-

	$ 1,071,695	$ 762,560	$ 2,725,422

Supplemental Information
Income taxes paid	$ 541	$ 104,463	$ 54,253
Flow-through penalty tax paid	84,067	-	-
Interest paid	74,659	34,502	206,670
Non-cash transactions
Marketable securities received for mineral property interest option proceeds	99,665	-	220,000
Shares issued for fees and interest on convertible loan	-	1,440,336	704,764

KISKA METALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(Expressed in Canadian Dollars)

	Note	2009	2008	2007
Share capital	13(a)
Balance, beginning of year		$ 50,048,042	$ 20,342,562	$ 17,751,886
Issued in satisfaction of convertible loan commitment fee and interest	10	-	1,440,335	704,764
Issued for corporate acquisition	1	12,412,717	-	-
Issued for cash in private placement		4,950,000	29,328,000	-
Value attributable to warrants issued in private placement		(1,267,650)	-	-
Issued upon exercise of stock options/warrants		59,747	102,675	3,503,381
Transfer from contributed surplus on exercise of stock options		46,800	70,191	17,764
Share issue costs		(590,618)	(1,235,721)	(1,635,233)
Balance, end of year		65,659,038	50,048,042	20,342,562
Equity component of convertible loan	10
Balance, beginning of year		-	4,523,973	-
Equity component of convertible loan		-	(4,523,973)	4,523,973
Balance, end of year		-	-	4,523,973
Contributed surplus	13(b,c)
Balance, beginning of year		3,290,195	3,283,926	2,540,208
Options issued for corporate acquisition	1	373,458	-	-
Share-based compensation		544,872	76,461	761,482
Transfer to common shares on exercise of options		(46,800)	(70,192)	(17,764)
Value attributable to warrants issued in private placement		1,267,650	-	-
Value attributable to brokers’ warrants issued in private placement		152,119	-	-
Balance, end of year		5,581,494	3,290,195	3,283,926
Accumulated Deficit
Balance, beginning of year		(50,929,719)	(37,313,241)	(22,838,606)
Impact of repayment of convertible loan	10	-	(2,644,263)	-
Net loss		(10,866,715)	(16,260,741)	(14,474,635)
Balance, end of year		(61,796,434)	(50,929,719)	(37,313,241)
Accumulated other comprehensive income (loss)
Balance, beginning of year		(404,246)	240,140	(100,655)
Unrealized foreign exchange loss on available-for-sale investment		-	(7,668)	(18,538)
Realized loss on disposal of available-for-sale investments		240,285	-	-
Impairment loss on available-for-sale-investments		130,000	-	-
Net change in unrealized gains (losses) on available-for-sale investments		52,167	(656,525)	455,347
Tax effect of changes in other comprehensive income (loss)		(2,763)	19,807	(96,014)
Balance, end of year		15,443	(404,246)	240,140
Total shareholders’ equity (deficiency)		$ 9,459,541	$ 2,004,272	$ (8,922,640)

The accompanying notes are an integral part of these consolidated financial statements

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 18 to the consolidated financial statements.

Operations and Basis of Consolidation

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2009 includes the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to December 31, 2009. The comparative consolidated annual statements of operations and comprehensive loss and cash flows for the years ended December 31, 2008 and 2007 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS (continued)

The fair value of the amounts receivable are equivalent to the gross contractual amounts receivable. The goodwill on acquisition is primarily attributed to the ability of the new management team to oversee and advance the ongoing development of the Whistler property and the expected synergies in the combined company. Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in the current year’s share issue costs.

Total revenues of $60,644 and the net loss of $1,578,442 of Rimfire have been included in the consolidated statement of operations and comprehensive loss since the date of acquisition.  Had the acquisition of Rimfire occurred at the beginning of the year, the revenue of the combined entity would have been $301,241 (2008 - $1,146,902) with a net loss of $11,818,956 (2008 - $19,234,879).

The Company is in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties. As such, the Company has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of mineral exploration and the Company’s business strategy, the Company expenses all acquisition and exploration expenditures as incurred until such time as the Company does establish that the property contains such reserves, at which time ongoing exploration and development expenditures will be capitalized. The acquisition of Rimfire resulted in an allocation of $156,500 to the fair value of the mineral property interests, which was then expensed pursuant to the Company’s accounting policy.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS (continued)

The Company’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

Going Concern

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company has no significant source of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests (see Note 20 Subsequent Events). These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements reflect the following other significant accounting policies:

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. The Company and its subsidiaries operate in Canada, the United States, Mexico, and Australia.

The Company’s subsidiaries are considered integrated foreign operations. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

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

Significant estimates used in these financial statements include, amongst others, estimates of reclamation expense, the recoverability of amounts receivable, the calculation of stock based compensation, the fair value of marketable securities and warrants issued, and the recoverability of property, plant and equipment, goodwill and future income tax assets.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash.

Restricted cash

Restricted cash consists of term deposits in favour of regulatory authorities held as site restoration deposits or performance bonds for mineral properties (see Note 4).

Marketable securities

Marketable securities consist of investments in common shares of publicly listed companies that are designated as available-for-sale. Unrealized gains and losses related to available-for-sale investments are excluded from operations and are included in Accumulated Other Comprehensive Income (Loss) until such gains and losses are realized or an other-than-temporary decline in value is determined to have occurred.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Equity investments

Investments in shares of incorporated companies in which the Company has significant influence are accounted for using the equity method. Significant influence is the ability to influence the strategic operating, investing and financing policies of the investee, but where control does not exist.  Under the equity method, investments are carried at cost as adjusted for the Company’s proportionate share of the earnings or losses of the investee, less any loss in value of the investment that is other than temporary.

Financial Assets and Financial Liabilities

The Company’s financial assets, other than cash and cash equivalents (including restricted cash), and financial liabilities are classified as follows:

•

Amounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At December 31, 2009 and 2008, the recorded amounts approximate fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable, due to related party, and joint venture partner deposits are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2009 and 2008, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to operations using the effective interest rate method.

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 6.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Property, Plant and Equipment

Property plant and equipment are recorded at cost, and sub-divided into component parts where applicable based on their estimated useful lives. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 years
Computer software	2 years
Computer equipment	3.5 years
Field equipment	5 years
Leasehold improvements	Term of lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years

The Company reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows.  An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligation is based on the estimated cash flow required to settle the obligation, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability and charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligation due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Business combinations are accounted for under the acquisition method of accounting whereby the fair values of assets acquired, liabilities assumed and any non-controlling interest in the acquiree is recorded as of the date of acquisition. The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill, determined on the same basis as the value of goodwill is determined in a business combination, is compared to its carrying value to measure the amount of the impairment loss.

Flow-Through Shares

In prior years the Company financed a portion of its exploration activities through the issuance of flow-through shares pursuant to which the Company renounced the right to claim the exploration expenditures for tax purposes in an amount equal to the gross proceeds of the flow-through share issue, and the tax deductibility of the exploration expenditures was effectively transferred to the investors.

Proceeds received from such issuance have been credited to share capital and the related exploration expenditures are expensed as incurred. The Company records the related future income tax liability as a cost of issuing the flow-through shares to the investors when the flow-through share expenditures are renounced. When the Company has loss carry-forwards and/or deductible temporary differences that it has not recognized in previous years, the Company reverses the valuation allowance against that portion of its unrecognized future tax assets as a recovery of income taxes in the consolidated statements of operations.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue is recognized as services are performed and client-reimbursable expenses are incurred in respect of each project. Services performed can take the form of project management and execution or other management services. Option payments are recognized when they become due, pursuant to binding agreements with exploration joint venture partners. In addition to these revenues earned, the Company may become entitled to future revenue streams, under contracts with these partners deriving from:

•

net smelter royalties once mining production has commenced or the sale of the rights to these royalties;

•

free-carried or joint venture interests in projects that become producing mines or the sale of such free-carried or joint venture interests; and

•

direct equity interests in mining operations or operating companies or the sale of such interests in mineral properties or share interests in operating companies.

Revenue is not recognized in respect of these future potential revenue streams until earned and the Company can reasonably estimate the related amounts.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on mineral property interests located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Share-Based Compensation

The Company issues options to purchase shares under the terms of an incentive plan described in Note 13. When options to purchase shares are issued to employees, officers or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

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

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 13) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive. All comparative figures have been reclassified to reflect the changes in the number of common shares outstanding due to share consolidations.

Comprehensive Income (Loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Company’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Shareholders’ Equity.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS

Current Accounting Changes

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Intangible Assets. The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Section 3064 also provides guidance for the treatment of preproduction and start-up costs and generally requires that these costs be expensed as incurred. The Company adopted Section 3064 as of January 1, 2009, and its adoption had no impact on the Company’s consolidated financial statements.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations and replace the existing Handbook Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-controlling Interests. The Company adopted these sections as of January 1, 2009, and accounted for its acquisition of Rimfire in accordance with Section 1582 (Note 1).

Consolidated Financial Statements – Section 1601

In January 2009, the CICA also issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and, along with Section 1602, will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1602, Non-Controlling Interests.  The Company adopted these sections as of January 1, 2009, and the adoption of Section 1601 had no impact on the Company’s consolidated financial statements.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

Non-Controlling Interests – Section 1602

In January 2009, the CICA also issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard IAS 27, Consolidated and Separate Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1601, Consolidated Financial Statements. The Company adopted these sections as of January 1, 2009, and the adoption of Section 1602 had no impact on the Company’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities – EIC 173

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued Emerging Issues Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which provides guidance on the implications of credit risk in determining the fair value of an entity’s financial assets and financial liabilities. The guidance clarifies that an entity’s own credit risk and the credit risk of counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes.

The Company’s fair value disclosures incorporate this new guidance.

Accounting Changes – Section 1506

In June 2009, the CICA amended Handbook Section 1506 Accounting Changes. The amendment excludes changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting, as will occur when an entity adopts IFRSs for the first time, from the scope of Section 1506.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

Financial Instruments - Disclosures – Section 3862

In June 2009, the CICA also amended Handbook Section 3862, Financial Instruments – Disclosures to provide the Canadian equivalent to amendments made to IFRS 7, Financial Instruments: Disclosures. The amendments require enhanced disclosure requirements, which include:

•

classifying and disclosing fair value measurements based on a three-level hierarchy

•

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•

Level 3 – inputs for the asset or liability that are not based on observable market data.

•

reconciling beginning balances to ending balances for Level 3 measurements

•

identifying and explaining movements between levels of the fair value hierarchy

•

providing a maturity analysis for derivative financial liabilities based on how the entity manages liquidity risk, and

•

disclosing the remaining expected maturities of non-derivative financial liabilities if liquidity risk is managed on that basis.

These amendments are applicable to financial statements for fiscal years ending after September 30, 2009 and comparative information is not required in the year these amendments are first implemented. Applicable disclosures have been included in Note 5 to the consolidated financial statements.

Equity – Section 3251

In August 2009, the CICA issued amendments to Handbook Section 3251, Equity as a consequence of issuing Section 1602, Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.

The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1602, Non-Controlling Interests. The Company adopted these sections as of January 1, 2009, and their adoption had no impact on the Company’s consolidated financial statements.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

Financial Instruments – Recognition and Measurement – Section 3855

In August 2009, the CICA also amended Handbook Section 3855, Financial Instruments — Recognition and Measurement, bringing greater consistency between Canadian GAAP, IFRSs and US GAAP on the timing of impairment recognition for debt instruments. Companies that have classified financial assets as held-to-maturity investments are now required to assess those financial assets using the impairment requirements of Handbook Section 3025, Impaired Loans. Section 3025 was consequentially amended to accommodate the changes to Section 3855. The amendments allow more debt instruments to be classified as loans and receivables. This allows those instruments to be evaluated for impairment using Section 3025. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.

These amendments did not affect the recognition or measurement of the Company’s financial instruments.

Future Accounting Changes

Convergence with International Financial Reporting Standards

In 2006, the Accounting Standards Board of the CICA ratified a strategic plan that will result in Canadian GAAP, as used by public companies, evolving and being converged with International Financial Reporting Standards over a transitional period currently expected to be completed by 2011. The International Accounting Standards Board currently has projects underway that should result in new pronouncements which will be included in the convergence process.

The Company is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS (continued)

Future Accounting Changes (continued)

Comprehensive Revaluation of Assets and Liabilities – Section 1625

In August 2009, the CICA also amended Handbook Section 1625, Comprehensive Revaluation of Assets and Liabilities for consistency with new Handbook Section 1582, Business Combinations. The amendments require that, when push-down accounting is used following the acquisition of an enterprise, the assets and liabilities are to be measured at the values used in accounting for the purchase transaction or transactions in accordance with Section 1582. The amendments also require that, when a future income tax asset that arose prior to the date of a comprehensive revaluation and that was not recognized in the comprehensive revaluation is subsequently recognized; the benefit should be recognized in accordance with Section 1582 and Handbook Section 3465, Income Taxes.

The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 would also be required to adopt Section 1582.

4. RESTRICTED CASH

Restricted cash of $202,707 (2008 - $82,228) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at December 31:

	Number of Shares	Cost	2009 Fair Value	2008 Fair Value
African Consolidated Resources plc	-	$ -	$ -	$ 80,532
Arcus Development Group Inc.	150,000	21,000	17,250	-
Capstone Mining Corporation	8,707	26,730	24,467	-
Island Arc Exploration Corporation	200,000	18,000	21,000	-
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	2,000,000	90,000	90,000	40,000
Millrock Resources Inc.	250,000	57,500	50,000	-
Plutonic Power Corporation	30,000	96,900	95,700	-
Silver Quest Resources Ltd.	180,000	42,080	72,000	-
Balance		$ 352,210	$ 370,417	$ 120,532

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

5. MARKETABLE SECURITIES (continued)

African Consolidated Resources shares were sold during the year for gross proceeds of $90,099, on which the Company realized a loss of $240,285. The Company has also recorded an impairment loss in the statement of operations of $130,000 on the Laurion Minerals Exploration Inc. shares as subsequent to the year end they were sold at a loss for gross proceeds of $90,000.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2009:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 370,417	$ -	$ -	$ 370,417
Private security	-	-	-	-
	$ 370,417	$ -	$ -	$ 370,417

There were no transfers between levels of the fair value hierarchy during the year.

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for Less than 12 months	Fair Value	Unrealized Losses
Public securities	$ 187,417	$ (14,713)

There are four investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

The acquisition of Rimfire (Note 1) resulted in $156,500 of the purchase price being allocated to mineral property interests. In accordance with the Company’s accounting policy, this acquisition cost was expensed to operations. Some of the property commitments listed below were assumed at the time of the acquisition of Rimfire and relate to prior property option or purchase agreements.

The Company’s commitments to earn or acquire its mineral property interests and commitments by exploration joint venture partners to option mineral property interests from the Company are included in the Company’s Annual Information Form which is filed with regulatory authorities along with these financial statements. Summaries of each property agreement are included below.

British Columbia

Gillis Property

The Company signed an option agreement to earn a 100% interest in the Gillis property, subject to a 2% Net Smelter Return (“NSR”), 1.5% of which can be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totaling $165,000 on or before September 5, 2012 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 435,000 ounces.

RDN Property

The Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company signed an option agreement with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $200,000. The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. This agreement was amended to suspend the terms of the option agreement until such time as road access to the RDN property is constructed.

The Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

Redton Project

Under the terms of an option agreement, the Company has an option to fund $4.75 million in exploration expenditures to earn an 85% interest in the Alkali Gold Project (“Redton”) located in British Columbia, with such expenditures to be incurred over the five-year period ending June 3, 2010. As at December 31, 2008, the Company had incurred in excess of $4.75 million in exploration expenditures and earned its 85% interest in Redton. Redton Resources Inc. holds the other 15% interest.

Thorn Property

The Company holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company is required to issue an additional 174,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property. The Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay Cangold 25% of any cash or share payments received from the third party partner.

Tide Property

The Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. The Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010; an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest (for a total of 70%) by providing 100% of the initial project development financing.

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

Yukon

Boulevard Property (Northgate Alliance)

The Boulevard Property was staked on behalf of an alliance with Northgate Minerals, who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totaling $80,000, issuing an aggregate of 400,000 shares and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $375,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the NSR will be extended to the new claims.

Wernecke Breccia Property

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

Alaska

Goodpaster Properties

The Company signed an option agreement with Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon is required to fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

Uncle Sam Property

On November 2, 2009, the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock is required to make cash payments totaling US$200,000 over four years with US$40,000 being paid upon the TSX Venture Exchange’s approval of the agreement. In addition, Millrock is required to issue 1,000,000 shares to Kiska over fours years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to International Royalty Corporation.

Whistler Property

Under the terms of a letter agreement dated June 2007 with Kennecott Exploration Company (“Kennecott”), the Company spent a total of US$5.0 million by December 31, 2008 and earned a 100% interest in the Whistler Project subject to a back-in right in favor of Kennecott or a 2% NSR if the back-in right is not exercised. An amendment to the agreement effective June 18, 2009 defines the required program which must be completed prior to Kennecott exercising the back in right. If Kennecott exercises its back-in rights it must refund two times the aggregate of the Company’s exploration expenditures on the property and fund the Whistler exploration through a positive pre-feasibility study to achieve a 51% interest. Kennecott can elect to fund the project through to a positive development decision to earn a 60% interest.

Australia

Lachlan Fold Belt Project

The Company signed a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet Australia”) to explore the Barmedman licence. Inmet Australia can earn a 60% interest in the project by funding exploration expenditures of Australian (“A”) $5,000,000 over four years and making cash payments to the Company of A$250,000. The Company will be operator until completion of the option requirements. The property is subject to an underlying agreement which requires payment of fees based on exploration expenditures and includes a 2% NSR.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

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

Mexico

At year end, the company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%). All projects were subject to certain back in rights held by Minera Kennecott Exploration S.A. de C.V. (“MKE”) with the exception of La Noria in Sinaloa State where MKE has relinquished its back in rights and now holds a 2% Net Smelter Royalty. Subsequent to year end, MKE relinquished its back in rights and now holds a 2% Net Smelter Royalty on all projects. At the same time, an agreement was concluded with Azure Minerals Limited terminating the joint venture. The Company retains 100% interest in a total of nine properties, subject to the 2% NSR in favour of MKE, including six of the former joint venture properties.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. EQUITY INVESTMENT

As at December 31, 2009, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”), which represents 37.9% of Clancy’s issued and outstanding shares.

On March 9, 2007, Clancy completed a stock split of 100:1, resulting in the Company owning 12,000,000 shares in Clancy, representing 100% of the outstanding shares. On March 7, 2007 and May 8, 2007, Clancy issued 2,600,000 and 800,000 shares, respectively, to Clancy’s then-parent company, Geoinformatics Exploration Australia Pty Ltd ("GEA"), a subsidiary of the Company, in partial satisfaction of an inter-company loan arising from services provided and expenditures incurred from December 1, 2007 to April 30, 2007. On May 8, 2007, Clancy issued 4,600,000 shares to GEA as consideration for the acquisition of a 100% interest in the share capital of Geoinformatics Exploration Tasmania Pty Ltd. (“Tasmania”). On May 8, 2007, Clancy issued 2,643,750 shares to GEA as consideration for the acquisition of 911,250 shares in Bass Metals Limited and an additional 161,756 shares were issued to GEA as consideration for the acquisition of 250,000 unlisted options and 56,250 listed options, in Bass Metals Limited.

On May 22, 2007, Clancy filed its prospectus with the Australian Stock Exchange (“ASX”) for an initial public offering of common shares (“IPO”). Clancy’s shares began trading on the ASX on July 7, 2007 under the trading symbol “CLY”. On the same date, Clancy closed its IPO of 25,000,000 common shares at a price of Australian dollars $0.20 per common share for gross proceeds of A$5,000,000. The Company did not participate in the public offering and as a result its ownership interest decreased from 100% to 47.7%.

Prior to July 1, 2007, the Company consolidated the accounts of Clancy and Tasmania. Effective July 1, 2007, the Company commenced accounting for its investment in Clancy on an equity basis, and as a result, the following assets and liabilities were deconsolidated at that date: cash of A$381,465, current assets of A$41,667 and current liabilities of A$803,736. Following the dilution of the Company’s shareholding interest in Clancy, the Company recognized a dilution gain and equity loss on its investment in Clancy.

During June 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share (the “Rights Offering”) raising approximately A$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of A$456,110 (C$410,398). In December 2009, Clancy completed a share purchase plan in which the Company did not participate. Including private placements during the year, Clancy issued 14,621,793 shares. As a result the Company’s interest decreased from 47.7% to 37.9%.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. EQUITY INVESTMENT (continued)

For the years ended December 31, 2009, 2008 and 2007, the Company recorded an equity loss on its investment on Clancy as follows:

	2009	2008	2007
Balance, beginning of year	$ 765,747	$ 1,681,928	$ 252,965
Acquisition of ordinary shares	410,398	-	-
Dilution gain on issuance of shares by Clancy	-	-	1,646,124
Equity in loss of Clancy	(1,176,145)	(916,181)	(217,161)
Balance, end of year	$ -	$ 765,747	$ 1,681,928

For the years ended December 31, the Company had the following transactions with Clancy.

	2009 A$	2008 A$	2007 A$
Revenue earned from services provided to Clancy	$ -	$ 137,268	$ 154,746
Revenue earned from equipment sold to Clancy	196	4,246	-
Expenses paid by the Company on behalf of Clancy	-	-	10,000
Services purchased from Clancy	-	6,240	15,619
Expenses paid by Clancy on behalf of the Company	2,608	11,390	3,310
Amounts received from Clancy in settlement of trade and other receivables	116	158,682	-
Amounts paid to Clancy on trade and other payables	-	26,156	-
Loan repayment by Clancy, on behalf of it’s subsidiary, Geoinformatics Exploration Tasmania Pty Ltd.	-	1,649	-

The average foreign exchange rate for the year ended December 31, 2009 for $1 Canadian dollar was A$1.1003 (2008 –A$1.1269, 2007 - A$1.1160).

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis are as follows:

	2009	2008
Investment in Clancy on an equity basis	$ -	$ 765,747
Market value of Clancy shares	3,767,869	1,169,922

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8. PROPERTY PLANT AND EQUIPMENT

	December 31, 2009
	Cost	Accumulated depreciation	Net book value

Appliances	$ 98,094	$ (37,593)	$ 60,501
Camp structures	286,309	(109,937)	176,372
Computer software	36,456	(24,103)	12,353
Computer equipment	122,843	(87,713)	35,130
Field equipment	73,548	(15,249)	58,299
Leasehold improvements	20,502	(6,407)	14,095
Mobile equipment	121,821	(75,739)	46,082
Niton Analyzer	43,586	(20,149)	23,437
Office equipment and furniture	62,124	(9,111)	53,013
	$ 865,283	$ (386,001)	$ 479,282

	December 31, 2008
	Cost	Accumulated depreciation	Net book value

Appliances	$ 92,019	$ (2,343)	$ 89,676
Camp structures	275,097	(7,012)	268,085
Computer software	43,039	(30,591)	12,448
Computer equipment	480,337	(421,530)	58,807
Field equipment	64,361	(20,488)	43,873
Leasehold improvements	28,697	(25,332)	3,365
Mobile equipment	84,699	(40,156)	44,542
Niton Analyzer	43,586	(5,732)	37,855
Office equipment and furniture	59,019	(36,859)	22,160
	$ 1,170,854	$ (590,043)	$ 580,811

9. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (continued)

(a) Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), a company with directors in common, allowing it to draw down, as necessary, a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest of $71,712 was repaid on August 5, 2009.

On October 10, 2008, the Company closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with GRP, allowing it to draw down, as necessary, the full amount of the Bridge Loan. The Company had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for Geologic Resource Opportunities Fund LP and Geologic Resource Fund LP (collectively “GRF”). GRF owned approximately 17% of the outstanding common shares of the Company as at October 10, 2008.

Advances under the Bridge Loan bore interest at a rate equal to 12% per annum. As security for the Bridge Loan, the Company pledged all of the shares of its direct material subsidiary. Advances under the Bridge Loan were used by the Company to fund its exploration activities and for general working capital purposes. On October 17, 2008, the Company closed a private placement with GRF and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Company incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations.

(b) ZED Financial Partners (“ZED”)

ZED is a financial advisory firm which provided certain services to the Company and a former director of the Company is a principal of ZED. The Company engaged ZED, commencing April 1, 2006, on a monthly retainer of $13,000 which was terminated October 31, 2007. During the years ended December 31, 2009 and 2008, no amounts were paid to ZED (2007 - $130,000).

(c) Due to related party

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (continued)

At December 31, 2009, the Company was indebted to Equity in the amount of $11,340 (2008 - $nil) for project expenses and consulting services provided by Equity to the Company. During the year ended December 31, 2009, the Company paid Equity $54,000 (2008 - $nil, 2007 - $nil) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss.

Included in due to related party at December 31, 2008 is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

(d) Mineral property interests

One of the directors indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

(e) Fractal Technologies Pty Ltd. (“Fractal”)

Fractal is a wholly-owned subsidiary of Fractal Holdings Pty Ltd., which held a 15.6% interest in Geoinformatics up until June 30, 2007. On June 30, 2007, Fractal Holdings Pty Ltd. distributed its holding of 20 million Geoinformatics common shares to its two shareholders pursuant to a corporate reorganization.  The shares were transferred equally to Geocrust Pty Ltd., a corporation controlled by Geoinformatics’ previous Chief Executive Officer and his spouse, and Geo Holdings (IIF) Pty Ltd., a corporation controlled by Foundation IIF Partnership, an Australian venture capital fund.

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. Geoinformatics entered into a software licensing agreement with Fractal in 2002, under which Geoinformatics is charged a monthly licensing fee of AUD$3,500 by Fractal for use of its software. During the years ended December 31, 2009 and 2008, the Company did not have any transactions with Fractal, other than the payment of the monthly licensing fee, which is no longer considered a related party transaction.

Transactions with Fractal for the six months ended June 30, 2007, the date at which Fractal ceased to be a related party, are summarized as follows:

Description of transaction	2009	2008	2007
Software licensing fees incurred by Geoinformatics	$ -	$ -	$ 21,152
Services provided by Fractal to Geoinformatics	-	-	1,674
Expenses incurred by Geoinformatics reimbursed by Fractal	-	-	6,255

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

10. CONVERTIBLE LOAN FACILITY

On February 12, 2006, the Company entered into a binding letter agreement with Geologic Resource Fund LP (“GRF”) in which GRF agreed to make available to the Company a US$20 million unsecured convertible loan facility (the “Facility”) in two tranches, subject to certain terms and conditions. On August 29, 2006, the Company and GRF executed formal loan documentation amending and implementing the February 2006 letter agreement, pursuant to which GRF made the Facility available to the Company, on a secured basis.

On January 17, 2007, the Company completed the initial drawdown of US$10 million (Cdn$11,746,000) under the Facility and, on April 3, 2007, the Company completed the second drawdown of US$10 million (Cdn$11,573,000). Advances under the Facility bore interest at 5% per annum payable semi-annually and was convertible into common shares of the Company at the option of GRF at a conversion rate of $0.25 per share until August 28, 2008 and thereafter at a conversion rate of $0.275 per share. The Facility was to mature on August 28, 2009.

The Chief Investment Officer of GRF was a member of the Board of Directors of the Company. GRF owned a 40.4% interest in the Company as at December 31, 2009 (2008 - 84.9%, 2007 – 15.4%).

The Company paid a commitment fee of 5% per annum in respect of the funds available under the second tranche of the Facility from August 29, 2006 until it was drawn upon on April 3, 2007. The Company had the option of paying both interest and the commitment fee on the Facility in either cash or shares with the effective issue price of the shares equal to the average closing price of the Company’s shares for the 20 trading days ending 5 business days prior to such payment date.

On January 16, 2007, the Company issued 39,878 common shares at a price of $5.00 to GRF in satisfaction of a commitment fee of $199,793 for the period August 29, 2006 to December 31, 2006. On August 2, 2007, the Company issued 72,553 common shares at a price of $6.96 to GRF in satisfaction of (i) the commitment fee of $134,270 from January 1, 2007 to the drawdown of the second tranche and (ii) interest of $370,701 for the period January 17, 2007 to June 30, 2007.

On January 16, 2007 and April 3, 2007, the dates of the draw downs of the first and second tranches, respectively, the gross proceeds of US$10 million (Cdn$11,746,000) and US$10 million (Cdn$11,573,000) were allocated to the relative fair values of the loan (US$8,141,300 and US$7,981,192) and the holder’s option to convert the principal balance into common shares (US$1,858,700 and US$2,018,808) (the “Conversion Option”). The US$16,122,492 (Cdn$16,876,642) fair value of the loans was classified as a liability, while the US$3,877,508 (Cdn$4,523,973) allocated to the Conversion Option was classified as a separate component within shareholders’ equity.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

10. CONVERTIBLE LOAN FACILITY (continued)

On January 28, 2008, the Company issued 112,509 common shares at a price of $4.42 to GRF in satisfaction of accrued interest in the amount of $497,008 for the period July 1, 2007 to December 31, 2007.

Over their term, the loans were accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense was based on the effective interest rate method.  For the year ended December 31, 2008, the Company recorded accretion expense of $2,465,774 (2007 - $1,157,426) related to the loans, which is included in financing expense.

On October 20, 2008, the Company closed an equity financing and used a portion of the proceeds to repay the outstanding balance of US$20 million under the convertible loan facility. The Company recorded a settlement gain of $279,859 upon repayment and a realized foreign exchange loss of $2,885,734. In addition, the Company issued 1,065,907 common shares to GRF in satisfaction of the interest of $943,327 on the convertible loan facility for the period from January 1, 2008 to October 16, 2008.

11. LEASE OBLIGATIONS

The Company has a sublease, which expires November 30, 2010, for office space occupied by its head office. The Company has made a prepayment of the final two months lease payments. At December 31, 2009, the Company has future minimum annual lease commitments as follows:

	December 31, 2010	December 31, 2011 and beyond
Lease payment	$ 54,603	$ -
Operating costs (estimate)	40,952	-
Total	$ 95,555	$ -

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

12. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as reclamation obligations.  The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $392,118.  The discount rate used to determine the present value of the estimated cash flows is 2.25%.

Balance, December 31, 2007 and 2008	$ -
Reclamation obligations assumed on acquisition (Note 1)	45,562
Reclamation obligations recognized	355,829
Balance, December 31, 2009	$ 401,391

13. SHARE CAPITAL

(a) Common shares

Authorized: Unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
December 31, 2006	3,789,822	$17,751,886
Issued in satisfaction of convertible loan interest and commitment fee	112,432	704,764
Issued upon exercise of options including transfer from contributed surplus	3,267	34,914
Issued upon exercise of flow-through warrants	581,039	3,486,231
Share issue costs	-	(1,635,233)

December 31, 2007	4,486,560	20,342,562
Issued for cash on private placement	19,552,000	29,328,000
Issued in satisfaction of interest on convertible loan	1,178,416	1,440,335
Issued upon exercise of options including transfer from contributed surplus	18,300	172,866
Share issue costs	-	(1,235,721)

December 31, 2008	25,235,276	50,048,042

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(a) Common shares

December 31, 2008	25,235,276	50,048,042
Issued for acquisition (Note 1)	22,365,258	12,412,717
Issued for cash on private placement	9,000,000	4,950,000
Allocation to fair value of warrants issued in private placement	-	(1,267,650)
Issued upon exercise of options including transfer from contributed surplus	140,827	106,547
Share issue costs	-	(590,618)

December 31, 2009	56,741,361	$65,659,038

On December 22, 2008, the Company completed a 1 for 10 stock consolidation which had been approved at a special meeting of shareholders held on October 15, 2008. On August 5, 2009, the Company completed a further 1 for 3 stock consolidation which had been approved at a special meeting of shareholders held on July 30, 2009. All share amounts in these consolidated financial statements have been revised to reflect the effects of the stock consolidations.

On September 16, 2009 the Company closed a private placement upon which it issued 9,000,000 common shares at $0.55 for proceeds of $4,950,000, and granted warrants for the purchase of 4,500,000 common shares at $0.80 per share, expiring on March 16, 2011. The Company also granted broker warrants for the purchase of 540,000 common shares at $0.80 per share, expiring on March 16, 2011.

The Company issues share purchase options to directors, officers and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each grantee and the vesting period. The exercise price of share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the date on which the option is granted. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 25,000 shares vest immediately.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(b) Incentive stock options (continued)

Details of outstanding share purchase options are as follows:

	December 31, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	134,808	$ 8.61	337,783	$ 7.47
Granted	3,353,328	0.65	3,600	7.50
Issued on acquisition (Note 1)	1,905,300	1.51	-	-
Exercised	(140,827)	0.42	(20,200)	6.90
Expired	(169,650)	1.33	(18,300)	5.40
Forfeit/Cancelled	(699,115)	1.87	(168,075)	6.66
Outstanding at end of year	4,383,844	$ 1.06	134,808	$ 8.61
Options exercisable at end of year	2,771,982	$ 1.30	125,318	$ 7.32

The following share purchase options are outstanding at December 31, 2009.

Expiry Date	Options Outstanding (number of shares)	Options Exercisable (number of shares)	Exercise price	Weighted Average Remaining Life
March 10, 2010	1,333	1,333	$ 9.30	0.19
December 22, 2010	87,000	87,000	1.36	0.98
June 27, 2011	7,500	7,500	7.50	1.49
July 17, 2011	556,800	556,800	1.90	1.54
January 11, 2012	100,050	100,050	2.29	2.03
July 16, 2012	287,100	287,100	2.24	2.54
August 1, 2012	14,331	14,331	6.90	2.59
December 10, 2012	208,800	208,800	1.84	2.95
July 16, 2013	78,300	78,300	0.98	3.54
December 19, 2013	208,800	193,575	0.17	3.97
March 1, 2014	130,500	65,250	0.25	4.17
March 19, 2014	1,183,330	394,443	0.45	4.22
December 15, 2014	1,520,000	777,500	0.90	4.96
	4,383,844	2,771,982		3.81

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(b) Incentive stock options (continued)

The weighted average grant-date fair value of share purchase options granted during the year ended December 31, 2009 was $0.41 per share (2008 - $0.37; 2007 - $0.53). The Company determines the fair value of the options for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model and used the following weighted average assumptions:

	December 31, 2009	December 31, 2008	December 31, 2007
Volatility	96%	105%	78.32% & 105%
Risk-free interest rate	2.02%	2.88%	3.68% & 4.3%
Expected life	4.3 years	5 years	5 years
Expected dividend yield	-	-	-

The expected life of options is determined using historical records comparing grate date to exercise or forfeiture date for each of the option groups (employees, officers and directors). The volatility is calculated using the closing price of the common shares over the same period as the expected life of the option granted. The risk–free interest rate is determined from the latest zero-coupon yield rate as published by the Bank of Canada for the period which most closely matches the expected life of the option.

The total share-based compensation expense charged against operations for the year ended December 31, 2009 was $544,872 (2008 - $76,461, 2007 - $761,482), of which $120,356 has been allocated to exploration expenditures (2008 - $nil, 2007 - $nil). The total share-based compensation cost related to non-vested awards not yet recognized is $640,616, to be recognized over a weighted-average 1.1 years.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(c) Warrants

Details of outstanding warrants are as follows:

	December 31, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	-	$ -	-	$ -
Issued on equity financing	5,040,000	0.80	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	5,040,000	$ 0.80	-	$ -

The following warrants are outstanding at December 31, 2009.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	540,000	$ 0.80	March 16, 2011
Share Purchase Warrant	4,500,000	0.80	March 16, 2011
	5,040,000

14. INCOME TAXES

The Company’s future income tax assets and liabilities are:

	December 31
	2009	2008
Future income tax assets (liabilities)
Mineral property interests	$ 2,483,279	$ 830,749
Other assets	3,572	571,067
Marketable securities	669	131,196
Investments	168,938	(37,183)
Tax loss carry-forwards	14,478,391	12,808,752
	17134,849	14,304,581
Valuation allowance	(17,134,849)	(14,304,581)
Net future income tax assets	$ -	$ -

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

14. INCOME TAXES (continued)

A reconciliation of the provision for income taxes is as follows:

	Year ended December 31
	2009	2008	2007
Loss before income taxes	$ (10,869,478)	$ (17,355,320)	$ (16,003,626)

Combined Canadian and provincial statutory tax rates	30.0%	32.5%	36.12%

Recovery of income taxes based on combined statutory tax rates	$ 3,260,843	$ 5,640,479	$ 5,780,510

Add (deduct):
Higher (lower) effective tax rates in foreign jurisdictions	67,116	127,074	(108,081)
Impact of renunciation of flow-through expenditures			1,543,338
Non-deductible expenses
Share-based compensation	(130,217)	(24,850)	(275,047)
Equity investment dilution gain	-	-	594,580
Accretion expense		(801,377)	(418,063)
Other	(593,519)	319,594	90,786
Tax effect of current period losses not recognized	(2,604,223)	(4,166,341)	(5,679,032)
Future income tax asset not previously recognized	2,763	-
Income tax recovery	$ 2,763	$ 1,094,579	$ 1,528,991

At December 31, 2009, the Company has unrecognized losses for income tax purposes of approximately $50,074,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2010	$3,304,000
2014	933,000
2015	2,460,000
2023	10,000
2024	23,000
2025	177,000
2026	5,323,000
2027	12,217,000
2028	18,122,000
2029	7,505,000
$50,074,000

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

14. INCOME TAXES (continued)

The Company also has unrecognized resource related tax deductions of approximately $8,042,000 available for deduction against future Canadian taxable income, which can be carried forward indefinitely.

In assessing the Company’s ability to utilize future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible or during the periods before expiry of the loss carryforwards. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the future income tax assets.

15. CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders in the development of its mineral properties. The Company considers its capital to include the components of shareholders’ equity.

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests. The Company is not subject to externally imposed capital requirements.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

16. RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

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

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar which is the functional currency for the Company. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US Dollars, Australian Dollars and Mexican Pesos related to its United States, Australian and Mexican operations, to pay these foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

During the year ended December 31, 2009, as a result of fluctuations of the Canadian dollar, the Company recognized a foreign exchange gain of $68,760 in operations. During the year ended December 31, 2008, the Company recognized a foreign exchange loss of $3,130,547 (2007 – gain of $1,137,511) which was mainly attributable to the US denominated convertible loan facility as described in Note 10.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. As at December 31, 2009, the Company did not hold any of this type of financial instrument. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

16. RISK MANAGEMENT (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of the Goods and Services Tax, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 15).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates would affect the expected total receipts by 4.6% and a 10% change in foreign exchange rates would affect the fair value of total assets by 4.0%. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

17. OPERATING SEGMENTS

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

The following table shows the assets attributable to each geographical area at the balance sheet dates:

December 31, 2009	Canada	United States	Australia	Mexico	Ireland	Total
Current Assets
Cash and cash equivalents	$ 665,016	$ 51,966	$ 325,760	$ 28,837	$ 116	$ 1,071,695
Restricted cash	106,346	27,500	18,882	-	49,979	202,707
Marketable securities	370,417	-	-	-	-	370,417
Amounts receivable	40,116	2	2,156	9,482	-	51,756
Prepaid expenses and deposits	78,650	69,623	3,765	-	-	152,038
	1,260,545	149,091	350,563	38,319	50,095	1,848,613

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	116,915	341,696	1,450	19,221	-	479,282
Goodwill	7,817,788	-	-	-	-	7,817,788
Total Assets	$ 9,195,248	$ 490,787	$ 352,013	$ 57,540	$ 50,095	$ 10,145,683

December 31, 2008	Canada	United States	Australia	Mexico	Ireland	Total
Current Assets
Cash and cash equivalents	$ 603,139	$ 9,651	$ 68,819	$ 33,230	$ 47,721	$ 762,560
Restricted cash	41,559	40,669	-	-	-	82,228
Marketable securities	120,532	-	-	-	-	120,532
Amounts receivable	219,527	-	22,304	16,506	-	258,337
Prepaid expenses and deposits	52,606	-	12,771	4,168	-	69,545
	1,037,363	50,320	103,894	53,904	47,721	1,293,202

Equity investment	765,747	-	-	-	-	765,747
Property, plant and equipment, net	68,423	476,169	8694	27,525	-	580,811
Other assets	5,583	-	-	-	-	5,583
Total Assets	$ 1,877,116	$ 526,489	$ 112,588	$ 81,429	$ 47,721	$ 2,645,343

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered. During 2009, four customers individually comprised 37% ($111,956), 33% ($99,871), 19% ($58,080) and 10% (28,566), respectively, of total revenues across all geographic segments. During 2008, four customers individually comprised 33% (300,000), 26% ($236,775), 20% ($182,421) and 13% ($116,229), respectively, of total revenues. During 2007, four customers represented 44% ($596,814), 19% ($262,753), 13% ($182,302) and 12% ($161,720), respectively, of total revenues.

	Year ended	Year ended	Year ended
	2009	2008	2007
Revenues
Canada	$ 170,036	$ 719,196	$ 779,115
United States	99,871	-	-
Australia	3,144	161,239	424,516
Mexico	-	16,880	104,414
Ireland	-	-	50,000
	$ 273,051	$ 897,315	$ 1,358,045

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the year ended December 31, 2009	$(4,321,416)	$(6,081,645)	$82,246	$(499,080)	$(46,820)	$(10,866,715)
Included in Net Loss
Mineral property revenue	170,036	99,871	3,144	-	-	273,051
Mineral property expenditure	(530,683)	(5,598,475)	(53,602)	(347,406)	-	(6,530,166)
Interest income	23,308	259	2,585	31	-	26,183
Loss on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Impairment loss on available for sale investment	(130,000)	-	-	-	-	(130,000)
Future income tax recovery	2,763	-	-	-	-	2,763
Equity loss in investment	(1,176,145)	-	-	-	-	(1,176,145)
Depreciation and amortization	(25,809)	(190,900)	(15,021)	(8,766)	-	(240,496)
Share-based compensation	(397,273)	-	-	(27,243)	-	(424,516)
Foreign exchange gain/(loss)	70,691	(1,015)	-	(916)	-	68,760

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the year ended December 31, 2008	$ (8,561,353)	$(4,394,496)	$ (1,819,236)	$(1,440,493)	$(45,163)	$ (16,260,741)
Included in Net Loss
Mineral property revenue	719,196	-	161,239	16,880	-	897,315
Mineral property expenditure	(1,906,110)	(4,407,266)	-	(1,050,862)	-	(7,364,238)
Interest income	23,087	548	1,067	-	-	24,702
Loss on sale of marketable securities	(3,760)	-	-	-	-	(3,760)
Future income tax recovery	1,094,579	-	-	-	-	1,094,579
Equity loss in investment	(180,726)	-	(735,455)	-	-	(916,181)
Financing expense	(3,565,047)	-	-	-	-	(3,565,047)
Gain on repayment of convertible loan	279,859	-	-	-	-	279,859
Depreciation and amortization	(55,939)	(17,579)	(159,596)	(18,189)	-	(251,303)
Share-based compensation	(76,461)	-	-	-	-	(76,461)
Foreign exchange gain/(loss)	(3,406,389)	12,951	225,348	30,023	7,520	(3,130,547)

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the year ended December 31, 2007	$ (5,844,463)	$(4,893,561)	$ (1,104,695)	$(2,660,184)	$ 28,268	$ (14,474,635)
Included in Net Loss
Mineral property revenue	779,115	-	424,516	104,414	50,000	1,358,045
Mineral property expenditure	(4,276,852)	(4938,434)	(412,424)	(2,235,320)	-	(11,863,030)
Interest income	380,870	-	279	-	-	381,149
Loss on sale of marketable securities	-	-	112,619	-	-	112,619
Future income tax recovery	1,583,244	-	(54,253)	-	-	1,528,991
Equity loss in investment	-	-	(217,161)	-	-	(217,161)
Financing expense	(2,353,130)	-	(6,770)	-	-	(2,359,900)
Dilution gain	-	-	1,646,124	-	-	1,646,124
Depreciation and amortization	(59,759)	(387)	(134,991)	(16,289)	-	(211,426)
Share-based compensation	(761,482)	-	-	-	-	(761,482)
Foreign exchange gain/(loss)	767,576	295,951	53,551	22,478	(2,044)	1,137,511

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

18. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN

      CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).

The Financial Accounting Standards Board (FASB) has published the Accounting Standards Codification ("ASC") as the sole source of authoritative non-governmental U.S. GAAP.  The references to the standards reflect the new ASC, which is not intended to change U.S. GAAP but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets:

Consolidated Statements of Operations	2009	2008	2007

Net loss under Canadian GAAP	$ (10,866,715)	$ (16,260,741)	$ (14,474,635)
Net mineral property interest acquisition costs (a)	232,377	158,990	198,500
Equity loss in investment (a)	274,750	-	-
Future income tax recovery (b)	-	(1,063,300)	(1,543,338)
Deferred tax benefit (b)	-	52,293	47,476

Net loss under U.S. GAAP	$ (10,359,588)	$ (17,112,758)	$ (15,771,997)
Basic and diluted loss per share under U.S. GAAP	$ (0.28)	$ (1.94)	$ (4.09)

Comprehensive loss under Canadian GAAP	$ (10,447,026)	$ (16,905,127)	$ (14,133,840)
Net adjustments to consolidated statements of operations per above	507,127	(852,017)	(1,297,362)

Comprehensive loss under U.S. GAAP	$ (9,939,899)	$ (17,757,144)	$ (15,431,202)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

18. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets	2009
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interests (a)	$ -	$ 884,973	$ 884,973
Equity investment (a)	-	274,750	274,750
Share capital (b)	65,659,038	2,895,516	68,554,554
Deficit (a,b)	(61,796,434)	(1,734,793)	(63,531,227)

	2008
Mineral property interests (a)	$ -	$ 652,596	$ 652,596
Share capital (b)	50,048,042	2,895,516	52,943,558
Deficit (a,b)	(50,929,719)	(2,242,920)	(53,172,639)

Consolidated Statements of Cash Flows	2009	2008	2007

Cash Flows Used for Operating Activities under Canadian GAAP	$ (8,330,702)	$ (9,559,189)	$ (16,154,566)
Net mineral property interest acquisition costs (a)	232,377	158,990	198,500

Cash Flows Used for Operating Activities under U.S. GAAP	$ (8,098,325)	$ (9,400,199)	$ (15,956,066)

Cash Flows Used for Investing Activities under Canadian GAAP	$ (363,924)	$ 2,079,644	$ 1,986,611
Net adjustments to consolidated statements of operations	(232,377)	(158,990)	(198,500)

Cash Flows Used for Investing Activities under U.S. GAAP	$ (596,301)	$ 1,920,654	$ 1,788,111

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

18. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. This difference has also been reflected in the equity loss in investment, as Clancy also expenses the acquisition costs of mineral property interests

(b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Impact of recently adopted United States accounting pronouncements:

ASC 805 Business Combinations (FAS141R)

This standard establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This standard is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period after December 15, 2008.  This standard is consistent with the CICA Handbook Section 1582, Business Combinations, which the Company adopted during the year.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

18. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

ASC 815 Derivatives and Hedging (FAS161)

This standard was issued in March 2008 and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.

The intent is to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Since the Company does not apply hedge accounting and has no derivatives, the adoption of this standard has no material impact on the Company’s financial statement presentation.

ASC 855 Subsequent Events (FAS165)

The standard sets out the period after the balance sheet date during which management should evaluate events that occur for potential recognition or disclosure in the financial statements. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The adoption of this standard has no material impact on the Company’s financial statement presentation.

Accounting Standards Updates ("ASU")

ASU2010-06 Fair Value Measurements and Disclosures

The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Company's financial statements. The Company is assessing the required disclosure to prepare for implementation for the first interim period of the fiscal year ending December 31, 2010.

ASU2010-02 Consolidation

This standard update addresses recognition of changes in a parent’s ownership interest in a subsidiary and is effective for interim and annual reporting periods beginning after December 15, 2009. The standard requires that all changes which occur while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions with no gain or loss recognized in either consolidated net income or comprehensive income. The Company is assessing the impact of this update on the financial statements.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

19. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified where necessary to conform to the presentation used in the current year.

20. SUBSEQUENT EVENTS

On February 22, 2010, the Company announced a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

The first tranche of the placement closed on March 2, 2010. There were 6,720,000 common shares issued and 3,360,000 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 2, 2011. The shares are subject to a four-month hold period expiring on July 3, 2010. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $5,309 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 common shares issued and 1,186,250 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 11, 2011. The shares are subject to a four-month hold period expiring on July 12, 2010. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $28,415 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

KISKA METALS CORPORATION

(formerly Geoinformatics Exploration Inc.)

Management’s Discussion and Analysis

of Financial Results

For the year ended

December 31, 2009

Dated: April 10, 2010

KISKA METALS CORPORATION (formerly GEOINFORMATICS EXPLORATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company” or “Kiska”) has been prepared based on information available to the Company April 10, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2009. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company has additional properties in British Columbia, Mexico and Australia. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since inception with more traditional exploration methods. One of the unique aspects of the Company’s approach is the use of probabilistic models to rank potential exploration drill targets. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past five years, the Company has evolved from a technology service company to a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a large portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”).

Effective August 5, 2009, Kiska acquired all of the outstanding shares of Rimfire Minerals Corporation (“Rimfire”). Under the agreement, the Company completed a 3 for 1 share consolidation and name change from Geoinformatics Exploration Inc. to Kiska Metals Corporation. The Company then acquired all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 0.87 Kiska shares for each Rimfire share. The transaction was completed by way of a statutory plan of arrangement following the approval of shareholders from Kiska and Rimfire. The shareholder meetings were held on July 30, 2009 with shareholders of each company voting overwhelmingly to approve the Transaction. Rimfire management and staff have been integrated into the Company. The Company expects there will be synergies in exploration in those areas where Geoinformatics and Rimfire were both active, and a reduction of overhead costs.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.2  Overview

During the first half of 2009, the Company focused on corporate opportunities in order to secure future funding for the Company to ensure the advancement of its key projects. Following the acquisition of Rimfire, Toronto office functions were moved to a combined Kiska-Rimfire office in Vancouver under the direction of the newly appointed management team. This consolidation has resulted in significant savings and efficiencies. This trend is expected to continue in future months.

Kiska’s technical staff has examined each project in the combined portfolio to determine the best way to derive value from the portfolio of exploration properties. Shareholder value will be optimized through strategic partnerships, option/joint ventures and property dispositions. The final decision on most of the projects depends on results of data compilation from site visits and technical reviews. During the fourth quarter, the Company entered into discussions with potential joint venture partners for some of the properties and prepared plans for advancing other projects.

During the summer of 2009, the Company commenced an exploration program on the Whistler project located approximately 160 kilometres northwest of Anchorage. The exploration program consisted of 275 line-kilometres of Induced Polarization (IP) geophysical surveys of which 235 line-kilometres being carried out in a three-dimensional array. In conjunction with the geophysical surveys, surface geological mapping and sampling of the grid were completed. Additional targets on the property were evaluated to define drill targets. The first phase of a helicopter supported drill program was completed and the second phase commenced in March 2010. This drill program will test a combination of geophysical targets defined by the IP survey and targets defined by the surface work program and earlier drill program.

On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on January 17, 2010.  The funds from this placement will be utilized to continue the exploration of the Whistler project and for general corporate purposes.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.3  Selected Annual Performance

	2009	2008	2007
Mineral Property Revenues	$ 273,051	$ 897,315	$ 1,358,045
Net Income (Loss)	(10,866,715)	(16,260,741)	(14,474,635)
Per Share	(0.29)	(1.84)	(3.73)
Total assets	10,145,683	2,645,343	9,655,372
Long-Term Liabilities	401,391	-	16,914,189
Shareholder’s Equity (deficit)	9,459,541	2,004,272	(8,922,640)
Cash dividends declared	NIL	NIL	NIL

1.4  Results of Operations

Exploration Projects

Alaska

Whistler Project

As part of the amended Kennecott Agreement negotiated in June 2009, the Company agreed to complete a specified work program with defined amounts of geophysics and drilling on several targets within the Whistler project area. Once the full program is completed, Kennecott will decide whether to exercise its right to back in or relinquish back-in rights and revert to a royalty. The program will consist of:

- Up to 341 line kilometers of 2D and 3D Induced Polarization geophysics on regional targets.

- Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The work program will be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.

Upon completion of the program and presentation of a report, Kennecott must either elect to:

Within 90 days, relinquish its back-in right and revert to a 2% NSR, or

- Within 90 days, exercise its back-in right on the project to earn an initial 51% interest by refunding two times Geoinformatics' total qualifying exploration expenditures. Kennecott may then elect to increase its interest to 60% by funding all programs and budgets until the project reaches a development decision, or

- Within 30 days, agree to fund a supplemental exploration drill program. Within 30 days of receiving the results from the completed supplemental program, Kennecott must make a final decision on whether to exercise or relinquish its back-in rights as described above. If Kennecott elects to back in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics' total exploration costs. The supplemental program shall not exceed 180 days.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Alaska

Whistler Project (continued)

On August 6, 2009 Kiska commenced a regional Induced Polarization (IP) geophysical survey totaling 341 line kilometres. The program involved geophysical crews from Aurora Geosciences (Alaska) Ltd. of Anchorage and SJ Geophysics of Vancouver and used a combination of 2D and 3D IP techniques. The 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 78% complete in early November when it was terminated due to frozen ground conditions. The survey will be used to further refine targets in thin gravel-covered areas to prioritize targets for drilling as part of agreed program during 2010.

A five hole diamond drill program totaling approximately 1500 metres was completed at Whistler during the third quarter as part of the agreed program. Five targets were tested.

•

Lightning - outcropping quartz veins hosted by diorite porphyry located approximately 0.9 kilometers southwest of the Whistler Deposit. No significant results were returned from this hole (WH09-001).

•

Raintree West - follow-up on the 2008 discovery where the only hole to-date returned 160 metres averaging 0.59g/t gold, 6.02g/t silver, 0.10% copper including 24 meters averaging 1.37g/t gold, 6.32g/t silver and 0.13% copper located 1.5 kilometres east of the Whistler Deposit. One hole drilled at this target in 2009 (WH09-002) returned a 471.6 meter intersection that averaged 0.38g/t gold, 4.7g/t silver, 0.09% copper, 0.15% lead, and 0.35% zinc (0.93g/t gold-equivalent). The hole ends in mineralization and this intersection represents the entire length of the hole

•

Digger - a magnetic anomaly approximately 500 meters in diameter with no outcrop exposure located approximately 3.5 kilometres southeast of the Whistler Deposit. Soil sampling results at Digger returned anomalous results comparable to soil sampling over the Whistler Deposit. No significant results were returned from this hole (WH09-003).

•

Island Mountain Breccia - a 150 meter diameter intrusive breccia body hosted by diorite porphyry located approximately 23.5 kilometers southwest of the Whistler Deposit.  The first and only hole in this target (IM09-001) returned 0.68 g/t gold over 382.9 meters, including an upper copper and silver-bearing interval and a lower gold-only intersection. The upper interval of 150.0 metres in drilled length averaged 0.72 g/t gold, 2.37 g/t silver and 0.16% copper (1.06 g/t gold equivalent). A second interval averaged 1.22 g/t gold, 0.69 g/t silver and 0.05% copper over the bottom 106.9 metres of the drill hole

•

Island Mountain Cirque - an extensive outcrop of gossanous monzonite porphyry located approximately 22 kilometers southwest of the Whistler Deposit. Hole IM09-002 was drilled to test this target returning 0.13 g/t gold over 202.3 metres. Although anomalous in gold over its entire length, the hole was lost due to technical reasons prior to reaching target depth

A further 15 holes are planned to test regional targets as part of the current spring 2010 program and will be targeted on the basis of the Induced Polarization geophysical survey as well as geological mapping, geochemistry and previously collected airborne magnetic data. Including the completed drilling, a total of 7,000 metres in at least 20 drill holes is planned for completion by mid-2010.

The IP and drill program constitute the entire work program required for Kennecott Exploration to make a decision regarding its back-in rights on the project.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Alaska

Whistler Project (continued)

The mineral resource model presented in the technical report prepared by SRK Consulting Canada Inc. and filed on SEDAR on February 22, 2008 represents the first resource evaluation for the Whistler copper-gold deposit. This initial mineral resource model was prepared to provide an initial assessment of copper and gold sulphide zones delineated by drilling on this project and to provide management an independent assessment to justify additional exploration and development work. The resource estimate was completed by George H. Wahl, P.Geo an independent qualified person as this term is defined in National Instrument 43-101. The effective date of this resource estimate is December 31, 2007.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska Prepared by SRK Consulting (Canada) Inc. December 31, 2007

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile. The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Alaska

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 76 kilometres southeast of Fairbanks, hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres away. The Pogo Mine was discovered in the mid 1990’s and hosts over 5 million ounces of gold. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, Millrock will issue 1,000,000 shares to Kiska over four years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to International Royalty Corporation.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). Rubicon Minerals Corporation (“Rubicon”) has an option agreement to explore the properties. Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, they may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

As operator Rubicon completed a US $750,000 program in 2008 that included property-wide reconnaissance exploration including geological mapping, prospecting and soil sampling with limited drilling on the ER-Ogo-Fire property. Drilling targeted new mineralization found approximately 300 metres northwest of an area drilled in 2003 and 2004 by then-partner AngloGold Ashanti. Three holes, totaling 300 metres, were completed to test this mineralization. Rubicon has not conducted an exploration program for these properties in 2009.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Company signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period.

In the first quarter of 2009, the Company completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by the Company, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometres of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. The diamond drilling program consisted of five diamond drill holes for a total of 1508 metres. Drilling targeted coincident IP and partial leach geochemical anomalies.

Additional geochemical soil surveys, funded by Inmet, were completed in late November and December to expand on the work programs conducted earlier in the year. The program targeted two new areas of anomalous copper geochemistry. Both target areas were identified via partial leach geochemical analyses. A drill program started in early March consisting of approximately 900 metres of aircore/diamond drilling in three holes to target the copper geochemical anomalies.

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company will be exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Australia

Victoria Goldfields Properties (continued)

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and is anchored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization at Stawell consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

•

Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. Silver Quest Resources Ltd. (“Silver Quest”) can acquire the Company’s 40% interest in the property by making staged cash payments totaling $80,000, issuing an aggregate of 400,000 shares and completing exploration expenditures of $3,000,000 over a five year period. Northgate receives the other 60% of the property payments. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.5% of the NSR for $375,000.

•

Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors.

•

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

•

Kliyul Property, covering 3,656 hectares, is located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has a 30% interest in the Kliyul property in a joint venture with Kennecott holding 45% and Daylight Energy Ltd. holding the remaining 25%.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

British Columbia and Yukon Projects (continued)

•

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek The Company owns 100% of these claims.

•

RDN Property, covering approximately 8,576 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Redton Project is located in the Quesnel Trough in northern British Columbia. The project adjoins the Kwanika property and is within 1,500 metres of the recent discovery made by Serengeti Resources Inc. on the Kwanika property Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest.

•

Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI soil geochemical surveys on the properties in 2009. Follow up work is expected to be undertaken in 2010.

•

Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying NSR. The Company engaged Mira Geosciences Ltd. to complete 3-D modeling of the airborne geophysical data and ground Induced Polarization data to generate targets similar to the geophysical signature of known mineralization on the property.

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2009.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

British Columbia and Yukon Projects (continued)

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009. Fronteer, who owns 80% of the project, and the Company will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to underlying royalties and is actively seeking a joint venture partner for the Williams Property.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. Subsequent to year end, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company now holds 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

The Company conducted property examinations of all the Mexican projects in October to assess the potential for development and to determine the next steps in deriving value from each project in the future.

Nevada and New Mexico Properties

The Company controls three projects which include:

•

Colorback Property, consisting of 202 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

Hilltop Property, consisting of 82 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

•

San Juan Property, consisting of 51 claims and 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan claims contain gold-molybdenum-silver targets that are untested by drilling.

Expenditures for the year ended December 31, 2009 are summarized in the following table: (all amounts in Canadian dollars)

	Alaska	Australia	BC & Yukon	Mexico	Nevada & New Mexico	Total
Acquisition costs	$ 53,613	$ 38,858	$ 232,921	$ 4,929	$ 277	$ 330,598

Exploration costs
Aircraft and helicopter	1,733,842	-	5,397	-	-	1,739,239
Camp and support	331,085	1,770	5,692	14,848	1,087	354,482
Chemical analysis	26,244	247	5,502	17,235	730	49,958
Data management and maps	308	30	610	6,008	23	6,979
Drilling & trenching	291,603	-	-	-	-	291,603
Geological and engineering	774,182	10,415	96,715	158,453	18,523	1,058,288
Geophysical surveying	1,403,373	-	19,182	-	-	1,422,555
Materials and supplies	205,648	635	971	3,337	1,704	212,295
Project management	9,490	-	65,149	-	-	74,639
Reclamation expense	-	-	5,769	-	3,835	9,604
Recording and filing	273,887	-	75,349	129,601	49,350	528,187
Travel	93,526	1,647	1,603	8,563	369	105,708
	5,143,188	14,744	281,939	338,045	75,621	5,853,537

Exploration tax credits	-	-	(9,798)	-	-	(9,798)
Joint venture payments	-	-	-	-	-	-
Reclamation obligation	306,746	-	25,622	4,432	19,029	355,829
	5,449,934	14,744	297,763	342,477	94,650	6,199,568

Total Acquisition & Exploration Costs	5,503,547	53,602	530,684	347,406	94,927	6,530,166
Option proceeds	(99,871)	-	(58,080)	-	-	(157,951)
Net Expenditures	$5,403,676	$ 53,602	$ 472,604	$347,406	$ 94,927	$ 6,372,215

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Financial Results

For the year ended December 31, 2009 Kiska incurred a net loss of $10,866,715 ($0.29 per share) compared to a net loss of $16,260,741 ($1.84 per share) in the previous year, after taking into account the three for one share consolidation. Mineral property revenues decreased by 70% from $897,315 to $273,051 while interest revenue remained steady at $26,138 compared to $24,702. Exploration expenditures decreased by 12% ($6,530,166) from the previous year ($7,364,238). In the first half of the year, strenuous efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 50% from the previous year, primarily related to the repayment of debt with significant reductions in financing expense.

For the three months ended December 31, 2009, the Company incurred a net loss of $3,369,393 ($0.06 per share) compared with a net loss of $5,131,640 (or $0.25 per share) for the three months ended December 31, 2008. There was a significant increase in exploration expenditures during the third and fourth quarters of 2009 as exploration programs commenced on the Whistler project. During the same period of 2008, the Company was completing drill programs on both the Whistler and Redton properties.

Mineral property revenues decreased in the current year ($273,051) compared to the previous year ($897,315) as the Company concentrated on exploration of the Whistler property rather than managing exploration programs for other companies. In the first half of the year, management was seeking an agreement for the Company as a whole instead of negotiating joint venture and option agreements for individual properties. The process of disposition of mineral properties was commenced in the second half of the year resulting in recognition of option proceeds.

The most significant change in general and administrative expense is financing expense. During the year ended December 31, 2009 all remaining debt was paid off resulting in total financing expense of $59,660 compared to the previous year figure of $3,565,047. The other significant changes were in salaries which were reduced from $1,615,644 in 2008 to $680,828 in 2009 and outsourced services which increased from $507,815 in 2008 to $1,073,104. Most of the increase in outsourced services relates to the corporate acquisition costs associated with the acquisition of Rimfire Minerals Corporation in August 2009. This is not expected to be a recurring cost.

Exploration expenditures, excluding those by joint-venture partners, totaled $5,853,537 ($7,204,248), and property acquisition expenditures totaled $330,598 ($158,990). These costs were offset by exploration tax credits totaling $9,798 ($Nil). The majority of the exploration expenditures were made on the Whistler property in Alaska.

At the acquisition date, the mineral properties acquired from Rimfire Minerals were valued at $156,500. These costs were expensed in accordance with the Company’s accounting policies.  At the end of the fiscal year, reclamation obligations for active properties were estimated and an expense of $355,829 was included in mineral property expenditures.

The British Columbia Mineral Exploration Tax Credit Program will reimburse the Corporation for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended December 31, 2009 exploration tax credits are $9,798. The severity of the Mountain Pine Beetle infestation in British Columbia has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.5  Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenues	$ 205	$ 68	$ -	$ -	$ 542	$ 20	$ 249	$ 86
Loss from operations	(4,532)	(4,379)	(817)	(728)	(1,645)	(3,948)	(1,717)	(2,734)
Net loss	(3,783)	(4,247)	(1,618)	(1,221)	(5,152)	(5,924)	(2,718)	(2487)
Loss per common share	$ (0.07)	$ (0.11)	$ (0.06)	$ (0.05)	$ (0.25)	$ (0.45)	$ (0.60)	$ (0.54)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months.

1.6  Liquidity

The Company’s cash and cash equivalents balance at December 31, 2009 was $1,071,695 compared with $762,560 at December 31, 2008. The cash and cash equivalents were comprised of term deposits and cash as in the previous year. In addition, the Company has restricted cash of $202,707 (2008-$82,228) representing reclamation and performance deposits for mineral properties. The Company had working capital of $1,563,862 at December 31, 2009 compared with working capital of $652,131 at December 31, 2008. The increase in working capital is attributable to the acquisition of Rimfire Minerals and completion of a brokered private placement during the third quarter of 2009.

During the year, cash used in operating activities was $8,330,702 (2008-$9,559,189, 2007-$16,154,566). This reflects the emphasis on exploration activity subsequent to the corporate acquisition and the acquisition expenses which totaled $633,875. Non-cash costs associated with the acquisition were primarily the exchange of Kiska shares for Rimfire shares and the conversion of existing employee stock options to new stock options.

The Company increased cash resources by $90,099 from the sale of marketable securities received as mineral property option proceeds. The Corporation issued 9,000,000 shares for cash proceeds of $4,950,000 pursuant to a brokered private placement. An additional 140,827 shares were issued upon exercise of options for proceeds of $59,747. Total share issue costs were $438,496. As of December 31, 2009, consolidated cash amounted to $1,071,695, an increase of $309,135 from the beginning of the year.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $95.555. The other current obligations are statutory withholding and payroll taxes.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.7  Capital Resources

The Company’s number of issued and outstanding shares was 56,741,361 at December 31, 2009. The one for three consolidation and issue of 22,365,258 shares to Rimfire shareholders, effective August 5, 2009, as part of the corporate acquisition accounts for most of the difference from 25,235,276 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 3,353,328 employee stock options were granted at a weighted average strike price of $0.65 and 1,520,896 options expired or were forfeited. 140,827 options were exercised at a weighted average price of $0.42. At the end of the year, the balance of options outstanding is 4,383,844 with expiry dates up to December 2014.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The goodwill on acquisition is primarily attributed to the ability of the new management team to oversee and advance the ongoing development of the Whistler property and the expected synergies in the combined company. Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in the current year’s share issue costs.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.7  Capital Resources (continued)

On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering were subject to a four-month hold period expiring on January 17, 2010. The funds from this placement will be utilized to continue the exploration of the Whistler project and for general corporate purposes.

A cash commission of 6% of the total gross proceeds realized from the placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share until March 16, 2011.

Subsequent to year end, the Corporation arranged a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of $6 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. This placement closed in two tranches on March 2 and March 11, 2010. The Company paid share issue costs of $218,300 and issued 135,300 Broker’s Warrants in connection with the financing. Net cash proceeds were $5,782,750. A total of 9,092,500 shares were issued subject to a four-month hold and 4,546,250 share purchase warrants exercisable at $0.92 for one year from the Closing. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.7  Capital Resources (continued)

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at December 31, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 95,555	$ 95,555	$ -	$ -	$ -
Conditional exploration expenditures	4,236,880	757,178	1,496,227	910,203	1,073,272
Total contractual obligations	$ 4,332,435	$ 852,733	$ 1,496,227	$ 910,203	$1,073,272

1.8  Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9  Transactions with Related Parties

(a)  Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

(b)  Due to related party

Due to related party at December 31, 2009 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Due to related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

As at December 31, 2009, the Corporation was indebted to Equity, in the amount of $11,340 for management services provided by Equity During the year ended December 31, 2009, the Corporation paid Equity $54,000 (2008 - $Nil, 2007 - $Nil) for providing management services. There were no other transactions with Equity during the year.

Included in due to related party at December 31, 2008 is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.9  Transactions with Related Parties (continued)

 (c) Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

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

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. Several properties had significant changes in exploration undertaken or reclamation work completed during 2009 which resulted in changes to the estimates for reclamation obligations. The new figures are reflected in the financial statements as a liability for the Company. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

The Company is committed to sustainable resource development and ensures all its activities comply with regulatory requirements and strives to meet or exceed industry best practices. During the last quarter of 2009, the Company commenced a community consultation and engagement process for the Whistler project. In addition, completion of exploration work and compilation of the data derived from the geophysical surveys increased exploration expenditures in a period which typically would have lower exploration costs.

1.11  Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12  Critical Accounting Estimates

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.13  Changes in Accounting Policies including Initial Adoption

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Intangible Assets. The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Section 3064 also provides guidance for the treatment of preproduction and start-up costs and generally requires that these costs be expensed as incurred. The Company adopted Section 3064 as of January 1, 2009, and its adoption had no impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations and replace the existing Handbook Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-controlling Interests. The Company adopted these sections as of January 1, 2009, and accounted for its acquisition of Rimfire in accordance with Section 1582.

In January 2009, the CICA also issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and, along with Section 1602, will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1602, Non-Controlling Interests.  The Company adopted these sections as of January 1, 2009, and the adoption of Section 1601 had no impact on the Company’s consolidated financial statements.

In January 2009, the CICA also issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard IAS 27, Consolidated and Separate Financial Statements. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1582, Business Combinations and Handbook Section 1601, Consolidated Financial Statements. The Company adopted these sections as of January 1, 2009, and the adoption of Section 1602 had no impact on the Company’s consolidated financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.13  Changes in Accounting Policies including Initial Adoption (continued)

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued Emerging Issues Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which provides guidance on the implications of credit risk in determining the fair value of an entity’s financial assets and financial liabilities. The guidance clarifies that an entity’s own credit risk and the credit risk of counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The Company’s fair value disclosures incorporate this new guidance.

In June 2009, the CICA amended Handbook Section 1506 Accounting Changes. The amendment excludes changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting, as will occur when an entity adopts IFRSs for the first time, from the scope of Section 1506.

In June 2009, the CICA also amended Handbook Section 3862, Financial Instruments – Disclosures to provide the Canadian equivalent to amendments made to IFRS 7, Financial Instruments: Disclosures. The amendments require enhanced disclosure requirements, which include:

•

classifying and disclosing fair value measurements based on a three-level hierarchy

•

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•

Level 3 – inputs for the asset or liability that are not based on observable market data.

•

reconciling beginning balances to ending balances for Level 3 measurements

•

identifying and explaining movements between levels of the fair value hierarchy

•

providing a maturity analysis for derivative financial liabilities based on how the entity manages liquidity risk, and

•

disclosing the remaining expected maturities of non-derivative financial liabilities if liquidity risk is managed on that basis.

These amendments are applicable to financial statements for fiscal years ending after September 30, 2009 and comparative information is not required in the year these amendments are first implemented. Applicable disclosures have been included in Note 5 to the consolidated financial statements.

In August 2009, the CICA issued amendments to Handbook Section 3251, Equity as a consequence of issuing Section 1602, Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.

The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also be required to early adopt Handbook Section 1602, Non-Controlling Interests. The Company adopted these sections as of January 1, 2009, and their adoption had no impact on the Company’s consolidated financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.13  Changes in Accounting Policies including Initial Adoption (continued)

In August 2009, the CICA also amended Handbook Section 3855, Financial Instruments — Recognition and Measurement, bringing greater consistency between Canadian GAAP, IFRSs and US GAAP on the timing of impairment recognition for debt instruments. Companies that have classified financial assets as held-to-maturity investments are now required to assess those financial assets using the impairment requirements of Handbook Section 3025, Impaired Loans. Section 3025 was consequentially amended to accommodate the changes to Section 3855. The amendments allow more debt instruments to be classified as loans and receivables. This allows those instruments to be evaluated for impairment using Section 3025. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading. These amendments did not affect the recognition or measurement of the Company’s financial instruments.

Future Accounting Changes

Convergence with International Financial Reporting Standards

In 2006, the Accounting Standards Board of the CICA ratified a strategic plan that will result in Canadian GAAP, as used by public companies, evolving and being converged with International Financial Reporting Standards over a transitional period currently expected to be completed by 2011. The International Accounting Standards Board currently has projects underway that should result in new pronouncements which will be included in the convergence process.

The Company is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company has put some systems in place to ensure adequate data collection and is developing disclosure templates to ensure compliance with the standards at the transition date.

1.14  Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

1.15  Other Requirements

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Risks Factors and Uncertainties (continued)

Competition

Other exploration and geoscience technology companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technological capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com)

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.