Form 20-F/A
period 2009-12-31
KISKA METALS CORP.
filed 2010-11-26
CIK 1135347

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

Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8

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

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Transition Report on Form 20-F for the fiscal year ended December 31, 2009 is filed in response to comments from the British Columbia Securities Commission’s Staff with respect to the Registrant’s disclosures under Item 3 (Key Information), Item 4 (Information on the Corporation), Item 5 (Operating Review and Financial Prospects), Item 8 (Financial Information), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) or 15d-14(a) and Rules 13a-14(b) or 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Transition Report on Form 20-F for the fiscal year ended December 31, 2009, or reflect any events that have occurred after the Form 20-F was filed on April 23, 2010.

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

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

	PART III

ITEM 17	FINANCIAL STATEMENTS	120
ITEM 18	FINANCIAL STATEMENTS Not amended	120
ITEM 19	EXHIBITS	121

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
Mineral Property Revenue	$ 273,051	$ 897,315	$ 1,358,045	$ 1,728,740	$ 3,094,127
Net Loss	(18,684,503)	(16,260,741)	(14,474,635)	(9,868,724)	(5,028,352)
Per Share	(0.51)	(1.84)	(3.73)	(3.25)	(2.17)

Current Assets	1,848,613	1,293,202	7,620,730	7,245,835	4,330,882
Mineral Property Interests	-	-	-	-	-
Other Assets	479,282	1,352,141	2,034,642	531,545	517,107
Total Assets	2,327,895	2,645,343	9,655,372	7,777,380	4,847,989
Current Liabilities	284,751	641,071	1,663,823	1,342,480	1,360,387
Long-Term Liabilities	401,391	-	16,914,189	9,082,066	105,649
Shareholders’ Equity	1,641,753	2,004,272	(8,922,640)	(2,647,166)	3,381,953

Weighted Average Shares Outstanding (number of shares)	36,876,491	8,831,930	3,859,409	3,033,247	2,314,312

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

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
Net Loss	$(18,177,376)	$(17,112,758)	$(15,771,997)	$(1,808,564)	$(1,454,655)
Loss Per Share	(0.49)	(1.94)	(4.09)	(0.60)	(0.63)
Mineral Property Interests	1,159,723	652,596	493,626	295,106	129,586
Total Assets	3,487,618	3,297,939	10,148,978	8,072,486	4,977,575
Shareholders’ Equity	2,801,476	2,656,868	(8,429,034)	(2,352,060)	3,511,539

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

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003). On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”(“Geoinformatics”) Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics. On August 5, 2009, the Corporation completed the 100% acquisition of Rimfire Minerals Corporation and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”).

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

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

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

During 2004, Northgate completed 2499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

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

Kizmet Property, Atlin Mining Division, BC

The Kizmet property consisting of eight claims (5,471 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite that are formed on a basement of Triassic and Jurassic Stikine-Terrane sedimentary and volcanic rocks.. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). Rimfire Minerals contributed claims totaling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

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

Uncle Sam Property, Richardson Mining District, Alaska

The Uncle Sam Property, which consists of 194 claims covering 7,760 acres (3,140 hectares), is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. It is hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres away. The Uncle Sam property was identified by reconnaissance ridge and spur soil sampling in 1999, augmented by power auger soil sampling and RC drilling in the first quarter of 2000. This work outlined a very large gold-in-soil anomaly in an area some 8 by 5 kilometers in size, but broken up by broad valleys in which deep overburden and permafrost prevented soil sampling.

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

In September 2008, Rimfire Australia completed a diamond drilling program at the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned strongly anomalous gold values and the remaining five returned weakly anomalous gold values. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 meter-wide by 500 meter long induced polarization chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes totaling 287 meters which returned no significant results. No future work is planned at Trounce.

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

Regional Geology

Interpretation of regional aeromagnetic and gravity imagery indicates that the Moornambool Metamorphic Complex, located along the western margin of the Stawell Zone of the Lachlan Fold Belt, (Vandenberg et al 2000) continues under Murray Basin unconsolidated sediments within the majority of EL3941. The Moornambool Metamorphic Complex is bounded by the Coongee Fault to the east and Moyston Fault to the west, forming a ~20 kilometer wide corridor (the Stawell Corridor) that hosts the majority of the 6 million ounces of gold endowment in the Ararat and Stawell areas.

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

The primary target at Cardelena is gold silver mineralization hosted in a series of east – west trending oxidized quartz +/- tourmaline veins peripheral to a quartz-tourmaline breccia body. Host rocks are Cretaceous aged andesitic volcanic and Laramide aged granodioritic intrusive rocks. Extensive cover gravels exist immediately to the east of the mineralized trend. Mineralization has been defined by trenching and drilling over 600 meters of strike before encountering gravels that cover the mineralization to the east. Mineralization occurs in, and adjacent to, veins ranging from 4 to 124 meters wide (not true width). Results from drilling include 27.4 meters of 2.04 grams/tonne gold and 9.9 grams/tonne silver and 28.26 meters of 0.69 grams/tonne gold and 6.5 grams/tonne silver in oxidized material.

The Corporation is seeking a Joint Venture partner to advance the property. If no partner is found, the Corporation does not anticipate conducting any exploration on the property.

Batacosa

The Batacosa property, which consists of one claim covering 3,591 hectares, is porphyry copper – molybdenum target, located 225 kilometers south east of Hermosillo, the capital of Sonora State, Mexico.

Batacosa covers a mineralized copper porphyry system defined by a 3000 meter by 1000 meter greater than 300 grams/tonne copper soil anomaly. Host rocks to mineralization consist of a Laramide aged granodiorite batholith intruded by porphyritic monzonite intrusives and breccias. These Laramide aged rocks are similar to those that host the producing Cananea and La Caridad porphyry copper – molybdenum mines in Sonora State. Mineralization is obscured to the south by younger cover rhyolite tuff volcanic rocks. A total of 25 historic reverse circulation and diamond drill holes conducted by Teck Resources and Phelps Dodge returned long intervals of anomalous copper mineralization including, 300 meters of 0.1% copper and 30 meters of 0.2% copper oxide.

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

Year Ended December 31, 2009

For the year ended December 31, 2009 Kiska incurred a net loss of $18,684,503 ($0.51 per share) compared to a net loss of $16,260,741 ($1.84 per share) in the previous year, after taking into account the three for one share consolidation. The most significant factor contributing to the net loss is the mineral property acquisition costs associated with the acquisition of Rimfire Minerals Corporation. An impairment loss on these properties was recognized as at September 30, 2009 increasing the net loss by $7,974,288. Mineral property revenues decreased by 70% from $897,315 to $273,051 while interest revenue remained steady at $26,138 compared to $24,702. Exploration expenditures decreased by 12% ($6,530,166) from the previous year ($7,364,238). In the first half of the year, strenuous efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 50% from the previous year, primarily related to the repayment of debt with significant reductions in financing expense.

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

The Corporation’s number of issued and outstanding shares was 4,486,560 at December 31, 2007 after giving effect to subsequent share consolidations in 2008 and 2009. The warrants from the 2006 placement (see paragraph immediately below) represented most of the increase from the 3,789,763 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 140,500 employee stock options were granted and 3,327 options were exercised. A total of 64,183 option expired or were forfeited. At the end of the year, the balance of options outstanding was 337,783.

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

SIGNIFICANT CHANGES

Based on further analysis and review subsequent to April 26, 2010, the Corporation has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Corporation has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Corporation’s properties and operations, is on a prospective basis. Therefore the consolidated financial statements for the year ended December 31, 2009 and the Management Discussion and Analysis for the year ended December 31, 2009 have been restated and re-issued.

ITEM 9   THE OFFER AND LISTING

Not Amended

ITEM 10   ADDITIONAL INFORMATION

Not Amended

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Amended

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Amended

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Amended

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

Not Amended

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2009

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

Not amended

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(2)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(3)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2010	(2)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(2)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(2)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(4)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(2)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(2)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)
15.1	Letter/Consent from former principal accountant Ernst & Young LLP	(2)
15.2	Letter/Consent from former principal accountant McGovern, Hurley, Cunningham, LLP	(2)

(1) Filed as exhibits to this amended transition report on Form 20-F/A-1 for the fiscal year ended December 31, 2009.

(2) Filed as exhibits to the transition report on Form 20-F for the fiscal year ended December 31, 2009 as filed on April 23, 2010.

(3) Filed under cover of Form 6-K on EDGAR effective June 22, 2009.

(4) Filed under cover of Form 6-K on EDGAR effective June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President & Director

Date: November 24, 2010

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

AMENDED AND RESTATED

Amended and Restated

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

“Jason S. Weber”

“Dorothy G. Miller”

Jason S. Weber, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

November 24, 2010

Suite 575, 510 Burrard St., Vancouver, BC, Canada V6C 3A8

Tel: 604.669.6660 | Fax: 604.669.0898 | www.kiskametals.com

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Kiska Metals Corporation

We have audited the amended and restated consolidated balance sheet of Kiska Metals Corporation (the “Company”) as at December 31, 2009 and the amended and restated consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year then ended (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these amended and restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 29, 2010 on the original consolidated financial statements as at and for the year ended December 31, 2009 has been withdrawn as those  financial statements have been revised for the change in the recording of goodwill on the balance sheet arising from the acquisition of Rimfire Minerals Corporation, the recording of mineral property impairment on the statement of operations and the disclosure of differences between generally accepted accounting principles in Canada and the United States.  For further explanation of the revisions, see Note 3 to the amended and restated consolidated financial statements.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and the total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 19 to the amended and restated consolidated financial statements.

The consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 were, except as to Note 19, audited by other auditors who expressed an opinion without reservation on those statements in their reports dated April 17, 2009 and April 23, 2008.  We have audited the information in Note 19 for the years ended December 31, 2008 and 2007 and, in our opinion, such information is presented fairly in all material respects.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010, except as to Notes 1, 3, 15, 18, and 19 which are as of November 18, 2010

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 29, 2010, except as to Notes 1, 3, 15, 18 and 19 which are as of November 18, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered chartered accountants when these are adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010, except as to Notes 1, 3, 15, 18 and 19 which are as of November 18, 2010

Amended and Restated

KISKA METALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

Mineral Property Operations	Note	2009 Restated Note 3	2008	2007
Revenue
Option proceeds		$ 157,951	$ -	$ -
Project management fees		115,100	897,315	1,358,045
		273,051	897,315	1,358,045
Expenses
Acquisition expenditures		330,598	158,990	198,500
Exploration expenditures		5,853,537	7,205,248	11,664,530
Exploration tax credits		(9,798)	-	-
Reclamation obligations	13	355,829	-	-
Impairment loss on mineral properties	3	7,817,788
		14,347,954	7,364,238	11,863,030
Loss from mineral property operations		(14,074,903)	(6,466,923)	(10,504,985)
Other Operations
Salaries and employee benefits		680,828	1,615,644	2,549,385
Consulting and outsourced services		1,073,104	507,815	940,586
Marketing services		164,340	-	-
General and administrative		473,906	1,126,200	1,736,104
Depreciation and amortization		240,496	251,303	211,426
Share-based compensation	14(b)	424,516	76,461	761,482
		3,057,190	3,577,423	6,198,983
Operating loss before the following		(17,132,093)	(10,044,346)	(16,703,968)
Financing expense	10(a)/11	(59,660)	(3,565,047)	(2,359,900)
Interest income		26,183	24,702	381,149
Equity loss in investment	8	(1,176,145)	(916,181)	(217,161)
(Loss) gain on sale of investment	6	(240,285)	(3,760)	112,619
Impairment loss on investment	6	(130,000)	-	-
Loss on disposal of assets		(44,026)	-	-
Dilution gain	8	-	-	1,646,124
Gain on repayment of convertible loan	11	-	279,859	-
Foreign exchange gain (loss)	11	68,760	(3,130,547)	1,137,511
Loss before income taxes		(18,687,266)	(17,355,320)	(16,003,626)
Recovery of income taxes	15	2,763	1,094,579	1,528,991
Net loss		(18,684,503)	(16,260,741)	(14,474,635)
Unrealized foreign exchange loss on investment		-	(7,668)	(18,538)
Realized loss on sale of investment		240,285	-	-
Impairment loss on available-for-sale investment		130,000	-	-
Net change in unrealized gains (losses) on available for sale investment		52,167	(656,525)	455,347
Tax effect of changes in other comprehensive income (loss)		(2,763)	19,807	(96,014)
Comprehensive loss		$ (18,264,814)	$ (16,905,127)	$ (14,133,840)
Basic and diluted net loss per share		$ (0.51)	$ (1.84)	$ (3.73)
Basic and diluted weighted average number of shares outstanding during the year		36,876,491	8,831,930	3,859,409

Amended and Restated

KISKA METALS CORPORATION

Consolidated Balance Sheets

December 31

(Expressed in Canadian Dollars)

	Note	2009 Restated Note 3	2008
Assets
Current assets
Cash and cash equivalents		$ 1,071,695	$ 762,560
Restricted cash	5	202,707	82,228
Marketable securities	6	370,417	120,532
Amounts receivable		51,756	258,337
Prepaid expenses and deposits		152,038	69,545
Total current assets		1,848,613	1,293,202

Mineral property interests	7	-	-
Equity investment	8	-	765,747
Property, plant and equipment, net	9	479,282	580,811
Other assets		-	5,583
Goodwill	3	-	-

Total Assets		$ 2,327,895	$ 2,645,343

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 241,097	$ 416,071
Due to related party	10(c)	11,340	225,000
Joint venture partner deposits		32,314	-
Current liabilities		284,751	641,071

Reclamation obligations	13	401,391	-
Total liabilities		686,142	641,071

Shareholders’ Equity
Share capital	14(a)	65,659,038	50,048,042
Contributed surplus	14(b,c)	5,581,494	3,290,195
Accumulated other comprehensive income (loss)		15,443	(404,246)
Accumulated deficit		(69,614,222)	(50,929,719)
Total shareholders’ equity		1,641,753	2,004,272

Total Liabilities and Shareholders’ Equity		$ 2,327,895	$ 2,645,343

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements

Amended and Restated

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2009 Restated Note 3	2008	2007
Cash Flows Used for Operating Activities
Net loss	$ (18,684,503)	$ (16,260,741)	$ (14,474,635)
Add (deduct) items not involving cash:
Mineral property option proceeds	(99,665)	-	-
Mineral property acquisition cost	156,500	-	-
Reclamation obligation expense	355,829	-	-
Impairment loss on mineral properties	7,817,788
Depreciation and amortization	240,496	251,303	211,426
Dilution gain	-	-	(1,646,124)
Equity loss in investment	1,176,145	916,181	217,161
Financing expense	59,660	3,427,570	1,157,426
Foreign exchange loss	(68,760)	3,313,734	-
Future income tax recovery	(2,763)	(1,063,300)	(1,528,991)
Gain on settlement of convertible loan facility	-	(279,859)	-
Loss (gain) on sale of investments and assets	284,311	3,760	(112,619)
Impairment loss on available-for-sale investment	130,000	-	-
Share-based compensation expense	544,871	76,461	761,482
	(8,090,091)	(9,614,891)	(15,414,874)
Reclassify interest income	(26,183)	(24,702)	(381,149)
Net change in non-cash working capital balances related to operations:
Amounts receivable	258,499	569,905	(202,308)
Prepaid expenses and deposits	166,009	552,569	(468,133)
Accounts payable and accrued liabilities	(638,934)	(1,042,070)	311,898
	(8,330,700)	(9,559,189)	(16,154,566)
Cash Flows From (Used for) Investing Activities
Restricted cash	(10,923)	2,577,999	1,637,581
Proceeds from sale of marketable securities	90,099	-	59,879
Interest income received	52,466	24,702	381,149
Purchase of equity investment	(410,398)	-	(59,403)
Purchase of property, plant and equipment	(85,168)	(523,057)	(32,595)
	(363,924)	2,079,644	1,986,611
Cash Flows From (Used for) Financing Activities
Proceeds from issuance of shares and warrants	5,009,747	29,430,675	3,503,381
Payment of share issue costs	(438,496)	(172,421)	(91,896)
Proceeds from sale of assets	-	20,980	-
Proceeds from note payable / convertible loan	1,750,000	-	23,319,000
Cash acquired on acquisition (Note 1)	4,463,269	-	-
Repayment of note payable / convertible loan	(1,821,712)	(23,828,000)	(9,000,000)
Repayment of capital lease obligations	-	(18,228)	(35,075)
	8,962,808	5,433,006	17,695,410
Effects of foreign currency translation on cash and cash equivalents	40,951	83,677	(2,531,932)

Amended and Restated

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2009 Restated Note 3	2008	2007

Increase (Decrease) in Cash and Cash Equivalents	309,135	(1,962,862)	995,523
Cash and Cash Equivalents, Beginning of Year	762,560	2,725,422	1,729,899

Cash and Cash Equivalents, End of Year	$ 1,071,695	$ 762,560	$ 2,725,422

Cash and Cash Equivalents are comprised of:
Cash	$ 571,695	$ 712,560	$ 2,725,422
Term deposits	500,000	50,000	-

	$ 1,071,695	$ 762,560	$ 2,725,422

Supplemental Information
Income taxes paid	$ 541	$ 104,463	$ 54,253
Flow-through penalty tax paid	84,067	-	-
Interest paid	74,659	34,502	206,670
Non-cash transactions
Marketable securities received for mineral property interest option proceeds	99,665	-	220,000
Shares issued for fees and interest on convertible loan	-	1,440,336	704,764
Shares and options issued for the acquisition of Rimfire Minerals Corporation (Note 1)	12,786,175	-	-

Amended and Restated

KISKA METALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(Expressed in Canadian Dollars)

	Note	2009 Restated Note 3	2008	2007
Share capital	14(a)
Balance, beginning of year		$ 50,048,042	$ 20,342,562	$ 17,751,886
Issued in satisfaction of convertible loan commitment fee and interest	11	-	1,440,335	704,764
Issued for corporate acquisition	1	12,412,717	-	-
Issued for cash in private placement		4,950,000	29,328,000	-
Value attributable to warrants issued in private placement		(1,267,650)	-	-
Issued upon exercise of stock options/warrants		59,747	102,675	3,503,381
Transfer from contributed surplus on exercise of stock options		46,800	70,191	17,764
Share issue costs		(590,618)	(1,235,721)	(1,635,233)
Balance, end of year		65,659,038	50,048,042	20,342,562
Equity component of convertible loan	11
Balance, beginning of year		-	4,523,973	-
Equity component of convertible loan		-	(4,523,973)	4,523,973
Balance, end of year		-	-	4,523,973
Contributed surplus	14(b,c)
Balance, beginning of year		3,290,195	3,283,926	2,540,208
Options issued for corporate acquisition	1	373,458	-	-
Share-based compensation		544,872	76,461	761,482
Transfer to common shares on exercise of options		(46,800)	(70,192)	(17,764)
Value attributable to warrants issued in private placement		1,267,650	-	-
Value attributable to brokers’ warrants issued in private placement		152,119	-	-
Balance, end of year		5,581,494	3,290,195	3,283,926
Accumulated Deficit
Balance, beginning of year		(50,929,719)	(37,313,241)	(22,838,606)
Impact of repayment of convertible loan	11	-	(2,644,263)	-
Net loss		(18,684,503)	(16,260,741)	(14,474,635)
Balance, end of year		(69,614,222)	(50,929,719)	(37,313,241)
Accumulated other comprehensive income (loss)
Balance, beginning of year		(404,246)	240,140	(100,655)
Unrealized foreign exchange loss on available-for-sale investment		-	(7,668)	(18,538)
Realized loss on disposal of available-for-sale investments		240,285	-	-
Impairment loss on available-for-sale-investments		130,000	-	-
Net change in unrealized gains (losses) on available-for-sale investments		52,167	(656,525)	455,347
Tax effect of changes in other comprehensive income (loss)		(2,763)	19,807	(96,014)
Balance, end of year		15,443	(404,246)	240,140
Total shareholders’ equity (deficiency)		$ 1,641,754	$ 2,004,272	$ (8,922,640)

The accompanying notes are an integral part of these consolidated financial statements

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 19 to the consolidated financial statements.

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

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests (restated – Note 3)	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

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

Total revenues of $60,644 and the net loss of $1,578,442 of Rimfire have been included in the consolidated statement of operations and comprehensive loss since the date of acquisition.  Had the acquisition of Rimfire occurred at the beginning of the year, the revenue of the combined entity would have been $301,241 (2008 - $1,146,902) with a net loss of $19,636,744 (2008 - $19,234,879).

The Company is in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties. As such, the Company has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of mineral exploration and the Company’s business strategy, the Company expenses all acquisition and exploration expenditures as incurred until such time as the Company does establish that the property contains such reserves, at which time ongoing exploration and development expenditures will be capitalized. The acquisition of Rimfire resulted in an allocation of $7,974,288 to the fair value of the acquisition costs of the mineral property interests. Subsequent to the acquisition, a re-evaluation of the fair value of the mineral property interests was conducted, and an impairment loss of $7,817,788 was recognized as at September 30, 2009 to reduce the carrying value of the properties acquired to their estimated fair values (Note 3).

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

Restricted cash

Restricted cash consists of term deposits in favour of regulatory authorities held as site restoration deposits or performance bonds for mineral properties (see Note 5).

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 7.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 14) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive. All comparative figures have been reclassified to reflect the changes in the number of common shares outstanding due to share consolidations.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. RESTATEMENT

Background

The Company acquired all the outstanding shares of Rimfire Minerals Corporation (“Rimfire”) on August 5, 2009, for the purpose of obtaining:

•

sufficient cash to continue and materially advance the exploration of the Whistler Project in Alaska owned by the Company.

•

an enhanced precious metals portfolio of properties located in stable, mining-friendly jurisdictions; Alaska, Nevada, British Columbia, Yukon, and Australia.

•

a strong post-acquisition board of directors who have expertise in capital markets and project advancement, and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships.

At the time of the acquisition, the Company accounted for this transaction as the purchase of assets, allocating the fair value of the consideration (trading shares of the Company) to the assets acquired. When preparing the information circular relating to the acquisition of Rimfire, the Company described the allocation of the estimated fair value of the consideration to the acquired assets of Rimfire as:

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	7,146,311
Accounts payable and accrued liabilities	(518,831)
Mineral property reclamation obligations	(47,552)
Consideration paid	$ 12,391,346

This allocation was subsequently revised to include the updated information available to the Company at the conclusion of the acquisition. The revised figures were also disclosed in the interim financial statements for the nine months ended September 30, 2009.

Following the completion of the acquisition, the changes planned in the composition of the board of directors and the transfer of the management of the Company to the former management of Rimfire were completed.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. RESTATEMENT (continued)

Background (continued)

The new board and management team conducted a detailed review of the Company’s properties and operations, and concluded that, considering the market conditions for obtaining additional funding at the time of the detailed review and the short and long-term potential of its portfolio of mineral properties, it was prudent to devote the majority of the Company’s existing resources to the development of the Whistler Project.

Based on this evaluation, the new management revised the fair value of the mineral properties acquired, based on expected minimal future expenditures on these properties, to $156,500. The new management consequently reallocated the balance of the acquisition fair value of $7,817,788 previously allocated to the mineral properties, to “Goodwill”, representing the estimated fair value of “a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships”.

These revised estimated fair values were used in the preparation of the Company’s amended consolidated financial statements for the nine months ended September 30, 2009 (as amended and filed May 25, 2010) and the year ended December 31, 2009 (filed on April 26, 2010), and the assets acquired were reported therein as:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Restatement

Based on further analysis and review conducted after April 26, 2010, the Company has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

3. RESTATEMENT (continued)

These consolidated financial statements have therefore been restated to present the $7,817,788, which was previously presented as “Goodwill”, as a cost of the acquired mineral property interests of Rimfire consistent with the allocation previously disclosed in the Company’s information circular prepared in connection with the acquisition. In addition, a subsequent impairment loss of $7,817,788 was recognized on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. In accordance with the Company’s accounting policy for mineral properties, the other acquisition costs were then expensed in the period in which they were incurred. The previously reported amounts in the consolidated financial statements for the year ended December 31, 2009 have therefore been changed to:

	Previously Reported	Changes	Restated
Consolidated Statement of Operations and Comprehensive Loss
Impairment loss recognized on mineral properties	$ -	7,817,788	$ 7,817,788
Net loss	(10,866,715)	(7,817,788)	(18,684,503)
Comprehensive loss	(10,447,026)	(7,817,788)	(18,264,814)
Basic and diluted net loss per share	(0.29)	(0.22)	(0.51)
Consolidated Balance Sheet
Goodwill	$ 7,817,788	$ (7,817,788)	$ -
Accumulated deficit	(61,796,434)	(7,817,788)	(69,614,222)
Consolidated Statement of Cash Flows
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Impairment loss on mineral properties	-	7,817,788	7,817,788
Consolidated Statement of Shareholders’ Equity
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Accumulated deficit, end of year	(61,796,434)	(7,817,788)	(69,614,222)

4. NEW ACCOUNTING STANDARDS

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

4. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

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

4. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

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

These amendments are applicable to financial statements for fiscal years ending after September 30, 2009 and comparative information is not required in the year these amendments are first implemented. Applicable disclosures have been included in Note 6 to the consolidated financial statements.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

4. NEW ACCOUNTING STANDARDS (continued)

Current Accounting Changes (continued)

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

4. NEW ACCOUNTING STANDARDS (continued)

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

5. RESTRICTED CASH

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

6. MARKETABLE SECURITIES (continued)

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for Less than 12 months	Fair Value	Unrealized Losses
Public securities	$ 187,417	$ (14,713)

There are four investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss

.

7. MINERAL PROPERTY INTERESTS

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. MINERAL PROPERTY INTERESTS (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. MINERAL PROPERTY INTERESTS (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. MINERAL PROPERTY INTERESTS (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

7. MINERAL PROPERTY INTERESTS (continued)

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

10. RELATED PARTY TRANSACTIONS

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (continued)

(c) Due to related party

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

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. Geoinformatics entered into a software licensing agreement with Fractal in 2002, under which Geoinformatics was charged a monthly licensing fee of AUD$3,500 by Fractal for use of its software. During the years ended December 31, 2009 and 2008, the Company did not have any transactions with Fractal, other than the payment of the monthly licensing fee, which is no longer considered a related party transaction.

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

11. CONVERTIBLE LOAN FACILITY

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

11. CONVERTIBLE LOAN FACILITY (continued)

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

12. LEASE OBLIGATIONS

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

14. SHARE CAPITAL

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
	5,040,000

15. INCOME TAXES

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

15. INCOME TAXES (continued)

A reconciliation of the provision for income taxes is as follows:

	Year ended December 31
	2009	2008	2007
Loss before income taxes	$ (18,687,266)	$ (17,355,320)	$ (16,003,626)

Combined Canadian and provincial statutory tax rates	30.0%	32.5%	36.12%

Recovery of income taxes based on combined statutory tax rates	$ 5,606,180	$ 5,640,479	$ 5,780,510

Add (deduct):
Higher (lower) effective tax rates in foreign jurisdictions	67,116	127,074	(108,081)
Impact of renunciation of flow-through expenditures			1,543,338
Non-deductible expenses
Share-based compensation	(130,217)	(24,850)	(275,047)
Equity investment dilution gain	-	-	594,580
Accretion expense		(801,377)	(418,063)
Mineral property acquisition costs	(2,392,286)	-	-
Other	(546,570)	319,594	90,786
Tax effect of current period losses not recognized	(2,604,223)	(4,166,341)	(5,679,032)
Future income tax asset not previously recognized	2,763	-
Income tax recovery	$ 2,763	$ 1,094,579	$ 1,528,991

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

15. INCOME TAXES (continued)

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

During the year ended December 31, 2009, as a result of fluctuations of the Canadian dollar, the Company recognized a foreign exchange gain of $68,760 in operations. During the year ended December 31, 2008, the Company recognized a foreign exchange loss of $3,130,547 (2007 – gain of $1,137,511) which was mainly attributable to the US denominated convertible loan facility as described in Note 11.

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 16).

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

18. OPERATING SEGMENTS

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

18. OPERATING SEGMENTS (continued)

The following table shows the assets attributable to each geographical area at the balance sheet dates:

December 31, 2009	Canada	United States	Australia	Mexico	Ireland	Total
	(Restated – Note 3)					(Restated – Note 3)
Current Assets
Cash and cash equivalents	$ 665,016	$ 51,966	$ 325,760	$ 28,837	$ 116	$ 1,071,695
Restricted cash	106,346	27,500	18,882	-	49,979	202,707
Marketable securities	370,417	-	-	-	-	370,417
Amounts receivable	40,116	2	2,156	9,482	-	51,756
Prepaid expenses and deposits	78,650	69,623	3,765	-	-	152,038
	1,260,545	149,091	350,563	38,319	50,095	1,848,613

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	116,915	341,696	1,450	19,221	-	479,282
Goodwill	-	-	-	-	-	-
Total Assets	$ 1,377,459	$ 490,787	$ 352,013	$ 57,540	$ 50,095	$ 2,327,895

December 31, 2008	Canada	United States	Australia	Mexico	Ireland	Total
Current Assets
Cash and cash equivalents	$ 603,139	$ 9,651	$ 68,819	$ 33,230	$ 47,721	$ 762,560
Restricted cash	41,559	40,669	-	-	-	82,228
Marketable securities	120,532	-	-	-	-	120,532
Amounts receivable	219,527	-	22,304	16,506	-	258,337
Prepaid expenses and deposits	52,606	-	12,771	4,168	-	69,545
	1,037,363	50,320	103,894	53,904	47,721	1,293,202

Equity investment	765,747	-	-	-	-	765,747
Property, plant and equipment, net	68,423	476,169	8694	27,525	-	580,811
Other assets	5,583	-	-	-	-	5,583
Total Assets	$ 1,877,116	$ 526,489	$ 112,588	$ 81,429	$ 47,721	$ 2,645,343

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

	Year ended	Year ended	Year ended
	2009	2008	2007
Revenues
Canada	$ 170,036	$ 719,196	$ 779,115
United States	99,871	-	-
Australia	3,144	161,239	424,516
Mexico	-	16,880	104,414
Ireland	-	-	50,000
	$ 273,051	$ 897,315	$ 1,358,045

	Canada	United States	Australia	Mexico	Ireland	Total
	(Restated – Note 3)	(Restated – Note 3)	(Restated – Note 3)			(Restated – Note 3)
Net Loss for the year ended December 31, 2009	$(9,616,209)	$(6,844,866)	$(1,677,528)	$(499,080)	$(46,820)	$(18,684,503)
Included in Net Loss
Mineral property revenue	170,036	99,871	3,144	-	-	273,051
Mineral property expenditure	(5,825,476)	(6,361,696)	(1,813,376)	(347,406)	-	(14,347,954)
Interest income	23,308	259	2,585	31	-	26,183
Loss on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Impairment loss on available for sale investment	(130,000)	-	-	-	-	(130,000)
Future income tax recovery	2,763	-	-	-	-	2,763
Equity loss in investment	(1,176,145)	-	-	-	-	(1,176,145)
Depreciation and amortization	(25,809)	(190,900)	(15,021)	(8,766)	-	(240,496)
Share-based compensation	(397,273)	-	-	(27,243)	-	(424,516)
Foreign exchange gain/(loss)	70,691	(1,015)	-	(916)	-	68,760

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

The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets:

Consolidated Statements of Operations	2009	2008	2007
	(Restated – Note 3)
Net loss under Canadian GAAP	$ (18,684,503)	$ (16,260,741)	$ (14,474,635)

Mineral property acquisition costs	330,598	158,990	198,500
Impairment of mineral property acquisition costs	(98,221)	-	-
Net mineral property interest acquisition costs (a)	232,377	158,990	198,500
Equity loss in investment (a)	274,750	-	-
Future income tax recovery (b)	-	(1,063,300)	(1,543,338)
Deferred tax benefit (b)	-	52,293	47,476
	507,127	(852,017)	(1,297,362

Net loss under U.S. GAAP	$ (18,177,376)	$ (17,112,758)	$ (15,771,997)
Basic and diluted loss per share under U.S. GAAP	$ (0.49)	$ (1.94)	$ (4.09)

Comprehensive loss under Canadian GAAP	$ (18,264,814)	$ (16,905,127)	$ (14,133,840)
Net adjustments to consolidated statements of operations per above	507,127	(852,017)	(1,297,362)

Comprehensive loss under U.S. GAAP	$ (17,757,687)	$ (17,757,144)	$ (15,431,202)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

19. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets	2009
	Canadian GAAP	Adjustments	U.S. GAAP
	(Restated – Note 3)
Mineral property interests (a)	$ -	$ 884,973	$ 884,973
Equity investment (a)	-	274,750	274,750
Share capital (b)	65,659,038	2,895,516	68,554,554
Deficit (a,b)	(69,614,222)	(1,735,793)	(71,350,015)

	2008
Mineral property interests (a)	$ -	$ 652,596	$ 652,596
Share capital (b)	50,048,042	2,895,516	52,943,558
Deficit (a,b)	(50,929,719)	(2,242,920)	(53,172,639)

Consolidated Statements of Cash Flows	2009	2008	2007

Cash Flows Used for Operating Activities under Canadian GAAP	$ (8,330,700)	$ (9,559,189)	$ (16,154,566)
Net mineral property interest acquisition costs (a)	232,377	158,990	198,500

Cash Flows Used for Operating Activities under U.S. GAAP	$ (8,098,327)	$ (9,400,199)	$ (15,956,066)

Cash Flows Used for Investing Activities under Canadian GAAP	$ (363,924)	$ 2,079,644	$ 1,986,611
Net adjustments to consolidated statements of operations	(232,377)	(158,990)	(198,500)

Cash Flows Used for Investing Activities under U.S. GAAP	$ (596,301)	$ 1,920,654	$ 1,788,111

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

19. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. This difference has also been reflected in the equity loss in investment, as Clancy also expenses the acquisition costs of mineral property interests.

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

20. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified where necessary to conform to the presentation used in the current year.

21. SUBSEQUENT EVENTS

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

AMENDED AND RESTATED

For the year ended

December 31, 2009

KISKA METALS CORPORATION (formerly GEOINFORMATICS EXPLORATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company” or “Kiska”) was revised subsequent to year end to conform to the restated audited consolidated financial statements and related notes for the year ended December 31, 2009. Refer to Note 3 in the financial statements for details of the restatement.

The Company re-evaluated the allocation of part of the purchase price for the acquisition of Rimfire Minerals Corporation to goodwill  The principal changes are to recognize an impairment loss of $7,817,788 as at September 30, 2009 to reduce the carrying value of the properties acquired as part of the acquisition of Rimfire Minerals Corporation to their estimated fair values. This resulted in an increase in the net loss for the year ended December 31, 2009 and for the quarter ended September 30, 2009. Reclassifications have been made to the consolidated balance sheets as at December 31, 2009 and the consolidated statements of operations and cash flows for the year ended December 31, 2009. Other information, not affected by the restatement, has not been updated.

This MD&A has been prepared based on information available to the Company April 10, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2009. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

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

1.3  Selected Annual Performance

	2009 (restated)	2008	2007
Mineral Property Revenues	$ 273,051	$ 897,315	$ 1,358,045
Net Income (Loss)	(18,684,503)	(16,260,741)	(14,474,635)
Per Share	(0.51)	(1.84)	(3.73)
Total assets	2,327,895	2,645,343	9,655,372
Long-Term Liabilities	401,391	-	16,914,189
Shareholder’s Equity (deficit)	1,641,753	2,004,272	(8,922,640)
Cash dividends declared	NIL	NIL	NIL

Restatement

Based on further analysis and review subsequent to April 26, 2010, the Company has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis. The consolidated financial statements have therefore been restated to present the $7,817,788, that was previously presented as “Goodwill”, as a cost of the acquired mineral properties of Rimfire Minerals Corporation consistent with the allocation disclosed in the information circular. In accordance with the Company’s accounting policy for mineral properties, these costs were then expensed in the period in which they were incurred.

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

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Australia

Lachlan Fold Belt Properties (continued)

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

•

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

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

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Expenditures for the year ended December 31, 2009 are summarized in the following table: (all amounts in Canadian dollars)

	Alaska (restated)	Australia (restated)	BC & Yukon (restated)	Mexico	Nevada & New Mexico	Total (restated)
Acquisition costs	$ 816,834	$ 1,798,632	$ 5,527,714	$ 4,929	$ 277	$ 8,148,386

Exploration costs
Aircraft and helicopter	1,733,842	-	5,397	-	-	1,739,239
Camp and support	331,085	1,770	5,692	14,848	1,087	354,482
Chemical analysis	26,244	247	5,502	17,235	730	49,958
Data management and maps	308	30	610	6,008	23	6,979
Drilling & trenching	291,603	-	-	-	-	291,603
Geological and engineering	774,182	10,415	96,715	158,453	18,523	1,058,288
Geophysical surveying	1,403,373	-	19,182	-	-	1,422,555
Materials and supplies	205,648	635	971	3,337	1,704	212,295
Project management	9,490	-	65,149	-	-	74,639
Reclamation expense	-	-	5,769	-	3,835	9,604
Recording and filing	273,887	-	75,349	129,601	49,350	528,187
Travel	93,526	1,647	1,603	8,563	369	105,708
	5,143,188	14,744	281,939	338,045	75,621	5,853,537

Exploration tax credits	-	-	(9,798)	-	-	(9,798)
Joint venture payments	-	-	-	-	-	-
Reclamation obligation	306,746	-	25,622	4,432	19,029	355,829
	5,449,934	14,744	297,763	342,477	94,650	6,199,568

Total Acquisition & Exploration Costs	6,266,768	1,813,376	5,825,477	347,406	94,927	14,347,954
Option proceeds	(99,871)	-	(58,080)	-	-	(157,951)
Net Expenditures	$ 6,166,897	$ 1,813,376	$ 5,767,397	$ 347,406	$ 94,927	$ 14,190,003

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Financial Results

For the year ended December 31, 2009 Kiska incurred a net loss of $18,684,503 ($0.51 per share) compared to a net loss of $16,260,741 ($1.84 per share) in the previous year, after taking into account the three for one share consolidation. The most significant factor contributing to the net loss is the mineral property acquisition costs associated with the acquisition of Rimfire Minerals Corporation. These costs were expensed during the year increasing the net loss by $7,974,288. Mineral property revenues decreased by 70% from $897,315 to $273,051 while interest revenue remained steady at $26,138 compared to $24,702. Exploration expenditures decreased by 12% ($6,530,166) from the previous year ($7,364,238). In the first half of the year, strenuous efforts were made to limit exploration to strategic initiatives in order to conserve cash. General and administrative expenses were reduced by 50% from the previous year, primarily related to the repayment of debt with significant reductions in financing expense.

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

Exploration expenditures, excluding those by joint-venture partners, totaled $5,853,537 ($7,204,248), and property acquisition expenditures totaled $8,148,386 ($158,990). These costs were offset by exploration tax credits totaling $9,798 ($Nil). The majority of the exploration expenditures were made on the Whistler property in Alaska.

At the acquisition date, the mineral properties acquired from Rimfire Minerals were valued at $7,974,288. These costs were expensed in accordance with the Company’s accounting policies.  At the end of the fiscal year, reclamation obligations for active properties were estimated and an expense of $355,829 was included in mineral property expenditures.

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

1.5  Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q4 2009	Q3 2009 (restated)	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenues	$ 205	$ 68	$ -	$ -	$ 542	$ 20	$ 249	$ 86
Loss from operations	(3,234)	(12,353)	(817)	(728)	(1,645)	(3,948)	(1,717)	(2,734)
Net loss	(3,369)	(12,226)	(1,618)	(1,221)	(5,152)	(5,924)	(2,718)	(2487)
Loss per common share	$ (0.07)	$ (0.31)	$ (0.06)	$ (0.05)	$ (0.25)	$ (0.45)	$ (0.60)	$ (0.54)

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

1.6  Liquidity (continued)

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

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests (restated)	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The mineral property interest acquisition costs were expensed during the year. Transaction costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in the current year’s share issue costs.

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

(b) Due to related party (continued)

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