Form 20-F
KISKA METALS CORP.
filed 2011-05-23
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2010

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________to _________________

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

79,502,698

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

All mineral resources referenced in this annual report on Form 20-F have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7.

This annual report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

Fiscal Year ended December 31	2010	2009	2008	2007	2006
Average Rate During Period	$ 0.9709	$0.8760	$0.9338	$0.9376	$0.8844

	March 2011	February 2011	January 2011	December 2010	November 2010	October 2010
High Rate	$ 1.0324	$ 1.0268	$ 1.0140	$ 1.0054	$ 0.9987	$ 0.9970
Low Rate	$ 1.0083	$ 1.0045	$ 0.9978	$ 0.9825	$ 0.9743	$ 0.9690

On March 31, 2011, the closing rate as published on the Bank of Canada website was $1.029 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business.

On August 5, 2009, Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. ("Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Corporation” or “Kiska”) completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”). The Corporation expects there will be synergies in exploration in those areas where both Geoinformatics and Rimfire were active, and a reduction of overhead costs by combining the companies. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2009 includes the results of operations and cash flows of Geoinformatics until August 5, 2009 and the combined entity from August 6 to December 31, 2009. The comparative consolidated annual statements of operations and comprehensive loss and cash flows for the years ended December 31, 2008 and 2007 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations. The summary information presented below for years ended 2006 to 2008 contains information only for Geoinformatics. Comparative consolidated annual financial statement information for Rimfire’s three most recent fiscal years and summary information for Rimfire’s five most recent fiscal years, as disclosed under Item 3 are available in the annual report on Form 20-F filed on EDGAR by Rimfire (now the Corporation) effective May 8, 2009 and amended Form 20F/A filed on EDGAR effective November 26, 2010.

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006
Mineral Property Revenue	$ 634,101	$ 273,051	$ 880,435	$ 1,358,045	$ 1,728,740
Net Loss	(11,912,195)	(18,684,503)	(16,260,741)	(14,474,635)	(9,868,724)
Per Share	(0.17)	(0.51)	(1.84)	(3.73)	(3.25)

Current Assets	8,547,948	1,645,906	1,293,202	7,620,730	7,245,835
Mineral Property Interests		-	-	-	-
Other Assets	695,865	681,989	1,352,141	2,034,642	531,545
Total Assets	9,243,813	2,327,895	2,645,343	9,655,372	7,777,380
Current Liabilities	1,073,530	284,751	641,071	1,663,823	1,342,480
Long-Term Liabilities	99,105	401,391	-	16,914,189	9,082,066
Shareholders’ Equity	8.071,178	1,641,753	2,004,272	(8,922,640)	(2,647,166)

Weighted Average Shares Outstanding (number of shares)	68,460,843	36,876,491	8,831,930	3,859,409	3,033,247

The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Except as disclosed in Note 18 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.

CURRENT CANADIAN ACCOUNTING CHANGES

Comprehensive Revaluation of Assets and Liabilities – Section 1625

In August 2009, the CICA also amended Handbook Section 1625, Comprehensive Revaluation of Assets and Liabilities for consistency with new Handbook Section 1582, Business Combinations. The amendments require that, when push-down accounting is used following the acquisition of an enterprise, the assets and liabilities are to be measured at the values used in accounting for the purchase transaction or transactions in accordance with Section 1582. The amendments also require that, when a future income tax asset that arose prior to the date of a comprehensive revaluation and that was not recognized in the comprehensive revaluation is subsequently recognized; the benefit should be recognized in accordance with Section 1582 and Handbook Section 3465, Income Taxes. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 would also be required to adopt Section 1582. The Corporation adopted this section as of January 1, 2010 (Section 1582 was adopted January 1, 2009), and the adoption of Section 1625 had no impact on the Corporation’s consolidated financial statements.

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

Effective January 1, 2011, the Corporation will prepare its financial statements in accordance with IFRS.  The Corporation will prepare its interim financial results on an IFRS basis beginning with the quarter ended March 31, 2011.  The Corporation will also provide comparative data for the year ended December 31, 2010 on an IFRS basis, including an opening balance sheet as at January 1, 2010.

The Corporation is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) major differences from existing accounting policies (ii) new accounting policies which are appropriate for the Corporation, (iii) the appropriate disclosures in financial statements prepared under IFRS and (iv) developing an implementation plan.

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

ASC 805 Business Combinations (FAS141R)

This standard establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This standard is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period after December 15, 2008.  This standard is consistent with the CICA Handbook Section 1582, Business Combinations, which the Corporation adopted during the previous fiscal year.

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

ASC 820-10 Fair Value Measurements and Disclosures

The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of public available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs, using the market approach) to estimate the fair value of private available-for-sale securities and incentive stock options when determining compensation expense to be recognized. There has been no change in the nature of inputs or in the valuation techniques applied, and no transfers between Level 1 and Level 2 have occurred. The Company adopted this standard on January 1, 2010 and it had no material impact on the Company’s financial statements.

ACCOUNTING STANDARDS UPDATES ("ASU")

ASU2010-02 Consolidation

This standard update addresses recognition of changes in a parent’s ownership interest in a subsidiary and is effective for interim and annual reporting periods beginning after December 15, 2009. The standard requires that all changes which occur while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions with no gain or loss recognized in either consolidated net income or comprehensive income. This had no effect on the Corporation’s financial statements.

OTHER DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING STANDARDS

Flow – through shares (SFAS 109 – ASC740-10)

Under Canadian income tax legislation, the Corporation is permitted to issue shares whereby the Corporation agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Corporation has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Corporation’s shares on the date that the flow-through shares are sold.

Mineral Property Acquisition Costs

The Corporation's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

The following table shows the effect of these differences on the summary financial information:

	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006
Net Loss	$(11,716,623)	$(18,177,376)	$(17,112,758)	$(15,771,997)	$(1,808,564)
Loss Per Share	(0.17)	(0.49)	(1.94)	(4.09)	(0.60)
Mineral Property Interests	1,080,546	1,159,723	652,596	493,626	295,106
Total Assets	10,324,359	3,487,618	3,297,939	10,148,978	8,072,486
Shareholders’ Equity	9,151,724	2,801,476	2,656,868	(8,429,034)	(2,352,060)

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

Specific Corporate Risks

Competitive Conditions

The mineral exploration and development business is highly competitive. Kiska competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than Kiska. The Corporation’s competitive position depends on its ability to successfully fund and economically explore, acquire and develop new and existing mineral properties. The Corporation seeks to differentiate itself by making use of a variety of innovative targeting and exploration technologies. The risk of direct competition may be mitigated by Kiska’s technological capabilities and expertise, however, others could adopt or may have adopted these strategies. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees. The Corporation seeks to provide a supportive working environment which will foster a cooperative team atmosphere to attract and retain high caliber employees for all positions.

Employment Contracts/Reliance Upon Officers

The Corporation is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Corporation of these individuals may have a materially adverse effect upon the Corporation's business. Investors will be relying on management's judgment with respect to the operation of the Corporation. The Corporation does not presently have "key person" life insurance on the lives of any of its officers. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F).

The services of David A. Caulfield, Director, Business Development, are provided to the Corporation pursuant to a January 1, 2010 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F).

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

The Corporation is continued under the laws of the Province of British Columbia, Canada, and five of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at December 31, 2010 was $81,526,417.

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

Resource Estimation Risks

The Corporation’s mineral resources at the Whistler project are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible at certain locations, and during that time the economic feasibility of exploiting a discovery may change.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, New Mexico, Yukon Territory, British Columbia, or New South Wales and Victoria, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

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

The Corporation holds interests in 372 claims covering 147648 hectares in British Columbia, Canada. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Boulevard and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Boulevard Property consists of 238 claims and the Wernecke Breccias Property is comprised of 1,835 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Colorback and Hilltop Properties are located in Nevada. The properties consist of 202 mining claims totaling 3,790 acres. The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $140 per claim plus a Lander County renewal fee of U.S. $10.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of the Corporation.

The Corporation’s Whistler, Goodpaster and Uncle Sam Properties are located in Alaska. The properties consist of 2,586 state mining claims totaling 302,243 acres. The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $35-. $680 per claim, depending on size and location date, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of the Corporation with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of two Exploration Licenses covering 27,513 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of three Exploration Licenses covering 86,679 hectares. The Exploration Licences are subject to minimum expenditure requirements of A$269,000 per year. Valid title to these tenements remains with the vendor.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada, or Australian mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.12 and $0.30 during 2007, between $0.01 and $0.42 during 2008, between $0.33 and $1.16 during 2009, between $0.65 and $1.65 during 2010, and between $0.92 and $1.37 during the first quarter of fiscal 2011. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003). On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”(“Geoinformatics”) Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics. On August 5, 2009, the Corporation completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”). On July 30, 2010 the Corporation continued from the Yukon to British Columbia.

The Corporation acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Corporation accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in share issue costs in the year ended December 31, 2009.

There were 79,502,698 of the Corporation’s common shares issued and outstanding as fully paid and non-assessable as of December 31, 2010. The head office and registered office of the Corporation is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone number (604) 669-6660.

RECENT HISTORY OF THE CORPORATION

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

Also in January 2007, the Corporation completed an initial drawdown of US$10 million under the Convertible Facility. Proceeds from the initial drawdown were used to satisfy the outstanding amount under the Bridge Loan with Geologic Resource Partners LP (“GRP”) and the balance was used to fund obligations under the Master Agreement and for general working capital purposes. In April 2007, the Corporation completed the drawdown of the second tranche of US$10 million under the Convertible Facility with GRF.

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

In August 2008, GRP offered to extend a short-term loan (the "2008 Loan") of up to $5.5 million at 12% interest per year on a secured basis to the Corporation to fund the Corporation’s on-going exploration programs and working capital requirements. The 2008 Loan was to mature in March 2009.

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

On June 11, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed a definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement. Pursuant to the terms and conditions of the Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding common shares of Rimfire at an exchange ratio of 0.87 Geoinformatics Shares per common share of Rimfire (following a consolidation of Geoinformatics Shares on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share) and change the name of the Corporation to “Kiska Metals Corporation” (“Kiska”). The Acquisition was completed effective August 5, 2009, following the approval of shareholders from both Kiska and Rimfire. The shareholder meetings were held on July 30, 2009 with shareholders of each company voting overwhelmingly to approve the Acquisition. Rimfire management and staff have been integrated into the Corporation.

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

Fiscal Year 2010

During the third quarter of 2010, the Corporation completed the field program as required by Kennecott Exploration Company (“Kennecott”) and delivered the final report. The “trigger program” consisted of a total of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 metres of diamond drilling. While the Corporation was waiting for Kennecott’s decision, a program of exploration drilling was undertaken on the Whistler resource area where a total of five holes totaling 4,456 metres were completed. These drill holes, and 10 previously reported holes not included in a 2008 resource estimate have been incorporated into a new resource estimate reported on January 12, 2011.

Three holes were also completed on the Raintree West prospect located immediately to the east of the Whistler deposit for a total of 1,092 metres. Nine holes were completed on Island Mountain totaling 3,937 metres. Geological mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain

Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, and now retain a 2% Net Smelter Royalty on the property. The Company now owns 100% of the project subject to the underlying royalties and net profits interest.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expire on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expire on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

In August 2010, the Corporation completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. In addition, 234,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $180,075 which was charged against share issue costs. The net cash proceeds from this placement were $5,950,433.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Corporation agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim assumed Kiska’s Mexican offices and staff. In consideration, Evrim issued two million shares to Kiska and will make ongoing performance-based share payments.

In late 2010, the Corporation commenced the relocation of the exploration camp from the north end of the property to a new location nearer the Whistler Deposit, at a newly constructed 3000 foot airstrip. The new location for the camp was chosen for its proximity to the area of drilling to reduce associated costs.

In November 2010, the Corporation sold its 26.0% interest in Clancy Exploration Limited (“Clancy”) of 28,506,883 ordinary shares for total proceeds of $2,305,579. Pursuant to the sale a gain of $2,305,579 was recognized in the Corporation’s annual financial statements. As at December 31, 2009 the 28,506,883 ordinary shares represented 37.9% of Clancy’s issued and outstanding shares and was accounted for as an equity investment.

BUSINESS OVERVIEW

The Corporation is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties. The Corporation has interests in properties located in Canada, the United States, Australia and (until October 7, 2010) Mexico.

The Corporation uses a scientific and technology platform that integrates data aggregation, data mining and processing and three dimensional modelling to identify and prioritize exploration drill targets.  The process has been designed to assist in understanding and quantifying risk at an early stage of the exploration cycle. The Corporation has evolved from a technology service company to an exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, Kiska acquired a portfolio of exploration projects under the Master Agreement with Kennecott. A description of the Corporation's mineral exploration properties is set out below in this Item 4 under the subheading “Property, Plant and Equipment.”

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

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2011 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation does not anticipate any unusual delays or restricted access to mineral properties due to global climate change. Weather is always a factor to be considered in planning an exploration program and none of the programs have experienced delays outside of the normal expected range. Most of the North American mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Exploration on the Corporation’s Australian properties can be conducted on a year-round basis. Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as explained in Note 18 of the Corporation’s financial statements, the figures below are consistent with U.S. GAAP.

	Year Ended 2010	Year Ended 2009	Year Ended 2008
Exploration Costs	$ 11,529,922	$ 5,853,537	$ 7,205,248
Mineral Property Acquisition	274,717	330,598	158,990

Note: All figures shown above are in Canadian Dollars.

The objective of the 2011 Whistler program is to delineate the four early-stage gold-copper porphyry discoveries (Island Mountain, Raintree West, Raintree East and Rainmaker) identified to-date. In addition, exploration will focus on the discovery of new gold-copper porphyry deposits in the Whistler Orbit through grid-based drill testing of high priority areas as outlined by geophysics, geology and reconnaissance drill holes. Kiska is also planning to drill test two properties in the Quesnel Trough region of north-central British Columbia in 2011. A minimum of 5,900 metres of drilling is planned at the Corporation’s Kliyul and 85% owned Redton copper-gold porphyry projects this summer.

The 2011 Whistler Program

The first phase of exploration will be conducted through March and April at the Whistler Project and will start in the Whistler Orbit (an approximate 5 kilometre radius centred on the Whistler Deposit), which encompasses the Raintree West, Raintree East and Rainmaker discoveries. Drilling will commence at the Raintree West target and will consist of systematic step out drill holes north of the discovery section, where evidence suggests a strengthening porphyry system. Previous drilling has intersected gold, silver, copper, lead and zinc mineralization over large intervals including a 2010 hole, WH10-24, which intercepted 83.0 metres grading 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. Raintree West lies 1.5 kilometres east of the current mineral resource for the Whistler Project.

Concurrent with the Raintree West drilling, a grid-based drill program will test prospective areas of the Whistler Orbit with shallow holes to obtain geological information and locate areas of strong alteration and/or mineralization beneath the thin layer of overburden. Up to 50 holes will test geophysical targets derived from magnetics and Induced Polarization (IP) data generated from a 3D IP survey conducted in 2009.  Results of this shallow drilling will guide further drilling with the larger drill capable of testing targets to greater depths. A second rig will be mobilized in May to follow up on targets generated from the shallow drilling campaign and to expand on known mineralization. A total of 20,000 metres of drilling are expected to be completed in the Whistler Orbit in 2011.

Exploration at the Island Mountain prospect will also be conducted in two phases. The exploration program will start with a detailed airborne magnetic geophysical survey in May to help refine drill targets and highlight new target areas in preparation for drilling slated to start in June. This work will follow up the successes of 2010 drilling including drill hole IM10-013 which intersected a 114.9 metre interval averaging 1.25 g/t gold, 4.0 g/t silver and 0.23% copper, beginning at a depth of 50.1 metres. This interval was contained within a much larger drill intercept of 362.0 metres averaging 0.56 g/t gold, 2.0 g/t silver, and 0.11% copper beginning at a depth of 42.0 metres. Detailed mapping and surface sampling has identified several new breccia outcrops that extend over a minimum 700 metre-long trend approximately 450 metres in width and open in all directions.

Two drill rigs will be mobilized to complete 11,000 metres of drilling at Island Mountain. One drill will be dedicated to expanding on a section-by-section basis mineralized zones identified in 2010. The second drill will focus on step out drilling to expand Island Mountain mineralization, to conduct reconnaissance drill testing of early stage surface and geochemical targets defined in 2010 as well as additional targets elsewhere on the property such as Muddy Creek, a gold target where 150 rock samples averaged 4.72 g/t gold over an irregular 3.2 km by 3.3 km area.

The 2011 Exploration Programs for British Columbian Porphyry Targets

In addition to the exploration program at Whistler, Kiska will be exploring two copper-gold porphyry targets in British Columbia in 2011. The properties, Kliyul and Redton, are both located within the Quesnel Trough region of the province, an area in which Kiska is one of the largest land holders. Kliyul is a 57.5 sq km property located 5 km south of the Omineca mining access road and power-line, and 60 kilometres southwest of Northgate Minerals’ Kemmess South mine.

Kiska’s predecessor, Geoinformatics, drilled two deep holes targeting a magnetic high anomaly at Kliyul. The best intercept returned an interval of 217.8 metres of 0.23% copper and 0.52 g/t gold from a depth of 22.0 metres. This interval included 0.30% copper and 0.81 g/t gold over the bottom 131.8 metres. This hole was drilled to a depth of 325.4 metres and ended in mineralization with the last two samples averaging 0.31% copper and 1.30 g/t gold over 4.4 metres. The second hole returned a number of shorter intervals of a similar tenor of mineralization highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. Exploration will consist of mapping, geochemical surveys, reconnaissance IP geophysics and 2,700 metres of drilling.

The Redton Project consists of over 700 sq. km of mineral exploration claims located approximately 70 km west of the Mt. Milligan copper-gold project and immediately adjacent to Serengeti Resources’ recent Kwanika copper-gold discovery.  Currently, there are two highlighted target areas on the property, the Falcon and Red Zone porphyry prospects. Exploration, including 3,200 metres of drilling, will focus on these targets. Regional property work will investigate the numerous existing geochemical and geophysical targets. A 2006 hole at the Red Zone returned 167 metres grading 0.31% copper, 0.08 g/t gold and 2.48 g/t silver. Drilling in 2007 and 2008 at Falcon returned long mineralized intersections including 345 metres of 0.06% MoS2 and 144 metres of 0.09% MoS2.

For the basis of statements made by the Corporation regarding its competitive position, please see the disclosure under Item 3 – Risk Factors – Specific Corporate Risks – Competitive Conditions” on page 15 of the annual report on Form 20-F.

ORGANIZATIONAL STRUCTURE

The Corporation’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Geoinformatics Exploration Australia Pty Ltd (1)	2002	100%	Australia
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited (2)	2002	100%	Canada
Geoinformatics Exploration Canada Limited (2)	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

(1) Until wound up on July 28, 2010.

(2) Until dissolved on December 31, 2010.

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

•

Kliyul Property located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing, British Columbia.

•

Poker Creek Property located in the Liard Mining Division of British Columbia, approximately 16 kilometers west of Telegraph Creek, British Columbia.

•

Quesnel Trough Project, consisting of 6 properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.

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

•

Barmedman and Walmer properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Barmedman/Walmer, Boulevard, Colorback/Hilltop, Gillis, Goodpaster, Grizzly, Kizmet, Poker Creek, Quesnel Trough, RDN, Thorn, Tide, Williams, Wernecke Breccia, or Uncle Sam properties for the fiscal year ending December 31, 2011. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 5,211 square feet of office space leased under agreement with The Manufacturers Life Insurance Company. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of March 31, 2011, is $20,452 per month, including operating charges of $7,560 per month. Telephone and internet access charges are in addition to this amount.

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

Location and Introduction

The Whistler property, consisting of 868 claims, covering 132,600 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to underlying royalties. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over all of these claims..

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks. Access to the project area is solely by aircraft in summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property. The old camp, located near Rainy Pass, a lodge and serviced with a gravel airstrip for wheel-based aircrafts was dismantled and relocated to a site near the Whistler deposit and a newly constructed gravel airstrip. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs, the camp has been winterized.

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

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 metres) and reconnaissance core drilling at other targets in the Whistler region (4,184 metres). Over that period, Kennecott invested over US$6.3 million in exploration.

In June 2007, Kennecott offered the Whistler project to the Corporation under the Master Strategic Alliance Agreement. The Whistler Project was transferred at no cost as the third “target-of-merit” under the Master Strategic Alliance Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward Geoinformatics obligations under the Master Agreement. In the years 2007 and 2008, Geoinformatics drilled 12 core holes (5,784 metres) into the Whistler deposit and 6 exploration holes (1,841 metres) in the Whistler area (Whistler Orbit).

As a requirement of the merger of Rimfire Minerals Corporation and Geoinformatics that formed Kiska Metals, in June 2009, Kiska and Kennecott agreed to a legally-binding work program required to trigger Kennecott’s back-in rights over the Whistler property.  The work program called for Kiska to complete defined amounts of geophysics and drilling on several targets within the Whistler project area.  Once the full program was completed, Kennecott would decide on whether to exercise its right to back in or relinquish back-in rights and revert to a royalty.

The program (“Trigger Program”) included:

•

Up to 341 line kilometers of 2D and 3D Induced Polarization geophysics on regional targets.

•

Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The Trigger Program, conducted from July 2009 to July 2010, was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.  In August of 2010, Kiska delivered a Technical Report to Kennecott summarizing the results of the completed Trigger Program.  In early September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% Net Smelter Royalty on the property.  From this point, Kiska continued to drill and explore the Whistler property for the duration of the 2010 field season and spring 2011 season, including drilling the Whistler Deposit followed by a new resource estimate, and step-out drilling at the Raintree West and Island Mountain Breccia Zone prospects.

Property Description

The Corporation’s gained 100% ownership of the Whistler Property after Kennecott waived its back in rights on the project and retain a 2% Net Smelter Royalty on the property. By gaining 100% ownership the Corporation took assignment of the Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a 1.5% Net Smelter Royalty. One percent (1%) of the Turner royalty can be purchased for US10,000,000. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

A second underlying agreement is an earlier agreement between Cominco American Incorporated (now Teck Resources Limited) and Mr. Kent Turner dated October 1, 1999. This agreement concerns a 2% net profit interest held by Teck Resources Limited in connection with the Turner Claims.

During 2009, the Corporation staked an additional 136 claims surrounding the existing claims.

The following table details the claims that comprise the Whistler property with legal identification (Mineral Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
BT 001-BT099	667647-667745	Seward M., T.S. 19N-20N, Range 19W-20W
IM 1-IM 18	645698-646065	Seward M., T.S. 19N-20N, Range 19W-20W
IM 19-IM 24	645709-645714	Seward M., T.S. 20N, Range 19W
IM 25-IM 27	646066-646068	Seward M., T.S. 20N, Range 20W
IM 28-IM 35	645715-645722	Seward M., T.S. 20N, Range 19W
IM 36	646069	Seward M., T.S. 20N, Range 20W
IM 37-IM 42	645723-645728	Seward M., T.S. 20N, Range 19W
IM 43	646070	Seward M., T.S. 20N, Range 20W
IM 44-IM 49	645729-645734	Seward M., T.S. 20N, Range 19W
IM 50	646071	Seward M., T.S. 20N, Range 20W
IM 51-IM 54	645735-645738	Seward M., T.S. 20N, Range 19W
IM 55	646072	Seward M., T.S. 20N, Range 20W
IM 56-IM 59	645739-645742	Seward M., T.S. 20N, Range 19W
IM 60-IM 70	646073-646083	Seward M., T.S. 19N, Range 19W-20W
IM 71-IM 128	646764-646821	Seward M., T.S. 20N, Range 19W
MUD 1-MUD 43	650959-651001	Seward M., T.S. 20N-21N, Range 19W-20W
MUD 44-MUD 51	656421-656428	Seward M., T.S. 20N, Range 20W
Port 2151-Port-2153	633446-633448	Seward M., T.S. 22N, Range 18W
Port 2251-Port-2253	633446-633451	Seward M., T.S. 22N, Range 18W
Port 2351-Port-2355	633452-633456	Seward M., T.S. 22N, Range 18W
Port 2454-Port-2459	633457-633462	Seward M., T.S. 22N, Range 18W
Port 2555-Port-2559	633463-633467	Seward M., T.S. 22N, Range 18W
Port 2655-Port-2657	633468-633470	Seward M., T.S. 22N, Range 18W
SAM 1 – SAM 37	667206-667242	Seward M., T.S. 21N-22N, Range 17W-18W
Whisper 1 – 4	641197-641200	Seward M., T.S. 23N, Range 19W
Whisper 9 – 13	641201-641205	Seward M., T.S. 23N, Range 18W-19W
Whisper 17 – 22	641206-641211	Seward M., T.S. 23N, Range 18W-19W
Whisper 27 – 32	641212-641217	Seward M., T.S. 23N, Range 18W-19W
Whisper 37 – 44	641218-641225	Seward M., T.S. 23N, Range 18W-19W
Whisper 47 – 55	641226-641234	Seward M., T.S. 23N, Range 18W-19W
Whisper 57 – 104	641235-641283	Seward M., T.S. 22N, Range 18W-19W
Whisper 105 - 109	641182-641186	Seward M., T.S. 22N, Range 18W
Whisper 110 - 119	641284-641293	Seward M., T.S. 22N, Range 18W-19W
Whisper 120	641187	Seward M., T.S. 22N, Range 18W
Whisper 121 - 126	641294-641299	Seward M., T.S. 22N, Range 18W-19W
Whisper 127 - 130	641188-641191	Seward M., T.S. 22N, Range 18W
Whisper 131 - 138	641300-641305	Seward M., T.S. 22N, Range 18W-19W
Whisper 139 - 143	641192-641196	Seward M., T.S. 22N, Range 18W
Whisper 144 - 156	641306-641318	Seward M., T.S. 22N, Range 18W-19W
Whisper 157 - 180	641320-641343	Seward M., T.S. 22N, Range 18W-19W
Whisper 181	641275	Seward M., T.S. 22N, Range 19 Seward M., T.S. 22N, Range 18W W
Whisper 182	641319	Seward M., T.S. 22N, Range 18W
Whisper 183	644845	Seward M., T.S. 23N, Range 19W
Whisper 184	646084	Seward M., T.S. 23N, Range 19W
Whisper 185 - 187	644846-644848	Seward M., T.S. 23N, Range 19W
Whisper 188 - 236	646085-646133	Seward M., T.S. 22N-23N, Range 17W,18W,19W
Whisper 240 - 250	646137-646147	Seward M., T.S. 22N, Range 17W-18W
Whisper 265 - 269	646162-646166	Seward M., T.S. 22N, Range 18W
Whisper 284 - 290	646181-646186	Seward M., T.S. 22N, Range 16W, 18W
Whisper 305 - 311	646202-646208	Seward M., T.S. 22N, Range 16W,18W
Whisper 326 - 332	646223-646229	Seward M., T.S. 22N, Range 16W,18W
Whisper 336 – 342	646233-646239	Seward M., T.S. 22N, Range 17W
Whisper 347 – 361	646244-646258	Seward M., T.S. 22N, Range 16W,17W, 18W
Whisper 365 - 617	646262-646977	Seward M., T.S. 21N-22N, Range 16W,17W, 18W, 19W

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

Mineralization

The Whistler project was acquired by the Corporation for its potential to host porphyry-style magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide spectrum of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust. Exploration work completed on the property has uncovered several porphyry-style magmatic hydrothermal copper-gold sulphide occurrences, suggesting that the project area is generally highly prospective for porphyry copper-gold deposits.

The Whistler copper-gold deposit is the most important exploration target on the Whistler project. Drilling by Cominco, Kennecott and the corporation was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases. The oldest phase exhibits the best copper-gold mineralization, while the third and youngest are much less mineralized. On surface, the copper gold mineralization extends over an area measuring 750 by 250 metres and from the surface to depths ranging between 200 and 750 metres.

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

A total of twenty boreholes (4,746 metres) were drilled by Kennecott to investigate other exploration targets. Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of porphyry-style mineralization. The drilling strategy involved testing selected targets with vertical or angled drill holes to validate the geological model. One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

When the Corporation acquired the Whistler project, a review of project data was completed and in 2007 and 2008, a program of reconnaissance IP (induced polarization) surface mapping, soil and rock geochemistry and drilling were carried out. A total of 12 core holes (5,784 metres) were drilled in the Whistler deposit and 6 exploration holes (1,841 metres) in the Whistler area (Whistler Orbit).

In 2009, Kiska undertook a 2D and 3D IP survey over most of the prospective areas in the Whistler, Island Mountain and Muddy Creek areas.  Kiska commissioned Aurora Geoscience to complete 224 line-kilometres of a 3D Induced Polarization geophysical survey.  This was executed on two grids (Round Mountain; Whistler Orbit) which were comprised of grid lines ranging from 4 to 9 km long with a line-spacing of 400 metres.  The raw data was delivered to Mira Geoscience for detail data quality control and error analysis prior to the construction of a 3D inversion model.  This survey reaffirmed that the Whistler deposit is coincident with a discrete 3D chargeability anomaly and showed that much of the Whistler Orbit area contains broad areas of anomalous chargeability. SJ Geophysics completed 40 line-kilometres of a 2D Induced Polarization geophysical surveys in areas at Alger Peak, Island Mountain and Muddy

Creek. In conjunction with the airborne magnetic data, these zones of anomalous chargeability defined by the IP surveys provide an important criteria for targeting drill holes in the ongoing work.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006. Kennecott also used industry best practices in their quality control measures. The Corporation continues to employ these same procedures and has all sample preparation and analyses conducted by accredited labs.

Whistler Area Exploration Drilling

A total of 21 exploration holes for 7,652 metres of drilling in the Whistler area were completed by Kiska in 2009-2010.  A majority of these holes were drilled in the “Whistler Orbit”, an area that includes much of the broad valley floor to the north, east and south of the Whistler Ridge, that includes the Raintree and Rainmaker prospect areas.  A majority of these holes were drilled in the Whistler Orbit and intersected andesitic volcanic rocks with moderate to strong sericite-clay-pyrite alteration and occasional sphalerite- and galena-bearing quartz-carbonate veins and in some instances chalcopyrite.

The Raintree West prospect was discovered by exploration drilling completed by the Corporation in 2008. In 2009, Kiska drilled two significant intercepts, in follow-up drilling of porphyry-style Au-Cu mineralization, the upper one returning 128.7 metres averaging 0.56 g/t gold, 6.8 g/t silver, 0.16% copper, 0.14% lead and 0.32% zinc and a second deeper intercept returning 97.2 metres averaging 0.61   g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (WH09-02). Another hole, WH10-24, drilled a 100 metres further south returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. The follow-up drilling to these positive results is continuing in the current March-April spring exploration program.

The Raintree East prospect, located 2.8 km to the east-northeast of the Whistler deposit, represents another prospect discovered in reconnaissance drilling that will see follow-up in the 2011 spring program. The hole, WH10-008, drilled there in 2010 returned 90 metres of 0.42 g/t Au, 1.33 g/t Ag, 0.10% Cu corresponding to a zone sparse sheeted to stockwork quartz-pyrite-chalcopyrite veins

Island Mountain Exploration Drilling

The Breccia Zone discovery hole, IM09-001 returned 382.9 metres (top to bottom) of 0.68 g/t Au and 0.10% Cu with an upper interval 150.0 metres averaging 0.72 g/t  Au, 2.37 g/t Ag and 0.16% Cu from 44.0 to 94.0 metres and a deeper zone of pyrrhotite veins and disseminations (“Lower Zone” mineralization) that returned 106.9 metres averaging 1.22 g/t Au, 0.69 g/t silver and 0.05% copper from 280.0 to the 386.9 metres (end of hole). All of the follow-up holes to the discovery hole have intercepted varying degrees of mineralization. One of the highlight holes from the 2010 season was hole IM10-013, located 100 metres NNW from the discovery hole, that returned 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper from a depth of 50.1 metres. Results from this drilling program indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks. Extensive surface geochemical results are being compiled and will be used to guide drilling at Island Mountain in 2011 focusing on both continued expansion of the discovery zones and investigation of numerous other distinct targets.

Island Mountain; Initial Metallurgical Test Work

Samples from the discovery hole IM09-001 were selected to create representative composite samples used to carry out preliminary metallurgical test work to assess the mineralogical associations and the potential for effective treatment of the rock to recover copper and gold. Core logging and assay results indicated a difference between the upper and lower mineralized intervals. The upper unit had higher copper but lower gold values and the lower material tended to contain more pyrrhotite.

The preliminary testing has indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. This is particularly true of the greater portion of the material represented by the Lower Composite. The results indicate that in the range of 90% of the gold in the Lower Composite can be recovered by either whole ore leaching or a combination of flotation and leaching of the tailings. With further development work, copper flotation recoveries will likely rise to the 80% range for the Lower Composite.

Similarly, gold recovery in the range of 90% can be achieved by whole ore leaching of the Upper Composite. Further flotation work on the Upper Composite will improve both copper and gold recoveries to concentrate.

Whistler Deposit; Initial Metallurgical Test Work

In 2004, Kennecott submitted three composite core samples for metallurgical testing at Dawson Metallurgical Laboratories Inc. in Salt Lake City, Utah. Preliminary test work on the three composite samples included gravity concentration or flotation to recover the copper and gold. Recovery of copper and gold focused on flotation as the process option in later test work.

In general, 90% to 92% copper recovery was achieved into a 6% copper rougher concentrate. Also recovered in this concentrate was 80% of the gold at a rougher grade of 20 g/t. These recoveries were accomplished at laboratory flotation times of 5 to 6 minutes and a grind of 80% passing 162 microns. This grind size and flotation time is typical of porphyry copper flotation response and grind requirements.

Three stage open circuit cleaner tests carried out on the rougher concentrate resulted in overall recoveries to the third cleaner concentrate of 80% of the copper and 60% of the gold. The grade of the final concentrate was 22.5% copper and 65 g/t Au. The cleaning tests were carried out at a grind of 80% passing approximately 50 microns.

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

Whistler Deposit Mineral Resource Estimation

The mineral resource model presented in the technical report prepared by Moose Mountain Technical Services and filed on the Internet’s System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 18, 2011, was prepared to provide an initial assessment of copper and gold sulphide zones delineated by drilling on this project and to provide management an independent assessment to justify additional exploration and development work. The resource estimate was completed by R.J. Morris, M.Sc., P.Geo. an independent qualified person as this term is defined in National Instrument 43-101. The effective date of this resource estimate is March 17, 2011.

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

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq3 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1.  Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2.  Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

3.  Totals may vary due to rounding

.

 Future Exploration Programs

The 2011 spring exploration program currently underway consists of a grid drilling program in the Whistler Orbit that aims to complete approximately 50 short drill holes totaling 2500 metres. These holes will be drilled in a 200 metre spaced grid pattern to penetrate through overburden and sample bedrock to shallow depths of 50 metres on average. As well, a larger drill will test the Raintree West target as well as the Raintree East and other possible targets, as revealed by the results of the grid drilling program. The larger drill is expected to complete approximately 3000 metres of drilling.

In the second half of 2011, two drill-rigs will conduct approximately 15,000 metres of drilling primarily in the Whistler Orbit area while two other drills will concentrate approximately 11,000 metres of drilling on the Island Mountain Breccia Zone as well as other reconnaissance targets at Island Mountain and Muddy Creek.

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

Boulevard Property, Whitehorse Mining District, Yukon

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property was held jointly by Kiska (50%) and Northgate Minerals (50%), with each company having funded the initial $330,000 in exploration that led to staking of the property. Northgate solely funded the next exploration program to earn an additional 10% interest.

Effective July 22, 2009, the Corporation and Northgate signed an option agreement with Silver Quest

Resources Ltd. (“Silver Quest”) under which Silver Quest can acquire the Corporation’s 50% interest in the property. Silver Quest will make staged cash payments to the Corporation on a 40% basis totaling $80,000 ($32,000 upon regulatory acceptance), issue an aggregate of 400,000 shares (160,000 upon regulatory acceptance) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. The Corporation retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.25% of the NSR for $375,000. In addition, should Silver Quest complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 shares of its capital stock each to Kiska and Northgate.

Silver Quest also purchased from the Corporation and Northgate certain data pertaining to soil, silt and rock sampling completed in areas around or near the property. If Silver Quest acquires open ground by staking within defined areas, it  will be required to issue additional common shares, up to a maximum of 250,000 to the Corporation, and the additional property, if any, will be further subject to a NSR in favor of the two original partners. Silver Quest would be entitled to buyback 1% of the NSR for $500,000. Late in 2009, Silver Quest acquired claims by staking and issued an additional 100,000 shares to the Corporation.

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

Since optioning the project, Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length. No programs have been announced for the 2011 season.

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

The Corporation signed an option agreement to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which can be purchased for $1.5 million. The Corporation is to make cash payments of 2.5% of mineral exploration expenditures and:

•

$15,000 within 10 days of the execution of the agreement (paid)

•

$25,000 on or before September 5, 2009 (paid)

•

$50,000 on or before September 5, 2010 (paid)

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

Effective August 30, 2010, the Corporation signed an option agreement with CVC Cayman Ventures Corp. under which Cayman can acquire up to 51% interest in the property by incurring exploration expenditures of $2,000,000 and payments totaling $155,000 over four years and issuing 250,000 Cayman shares. Cayman can acquire up to 60% interest in the property by incurring an additional $1,000,000 on the project within 5 years of the effective date.

Cayman is planning a $200,000 trenching program for the summer of 2011.

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

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. In 1989, Noranda Exploration Company carried out a program of sampling and conducted airborne magnetic and aeromagnetic surveys over the property. They continued the exploration with geochemical and geophysical surveys and a 15 hole diamond drilling program in 1990 followed by expanded geophysical surveys and the drilling of an additional 15 diamond drill holes in 1991. Pathfinder Resources Limited carried out work programs which included soil sampling, geological mapping, prospecting, and geophysical surveying between 1994 and 1996. Rimfire Minerals Corporation purchased the property in 1997, subject to 1.34% NSR, one-half of which may be bought for $666,666. On December 14, 2005, Rimfire Minerals Corporation purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash with a net smelter return royalty of 2%. This royalty can be purchased at any time for $2,000,000. In 1999, Rimfire Minerals performed a surface exploration program followed by a 574 meter, 9 hole drill program testing targets at the Marcasite Gossan, Jungle and Main Zones. In 2000 Newmont Canada Limited (“Newmont”) optioned the property and carried out a 27 kilometer UTEM geophysical survey later that year. In 2002 Newmont completed a 13 hole program totaling 2,256 meters, in the Wedge Zone, Sand Lake, Marcasite Gossan and Boundary Zones. In late 2002 Newmont dropped their option and by 2003 Barrick Gold Corporation (“Barrick”) optioned the property and carried out a program of mapping, prospecting and contour soil sampling focused on areas underlain by rhyolitic volcanics including the Arctic Grid and Boundary Zone. During 2002 Barrick completed a 9 hole 1,125 meter drill program testing targets at the Jungle and Carcass Valley areas.

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

Cash payments of:

•

an aggregate of $125,000 on or before March 1, 2006 (received)

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

During 2004, Northgate completed 2,499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

In 2008, Inmet Mining Corporation conducted a two-phase exploration program on the Grizzly property investigating porphyry-style mineralization exposed in a hand trench where a continuous chip sample returned 38 meters grading 1.09 grams/tonne gold and 0.74% copper.. The first phase program consisted of geological mapping, rock sampling, a soil geochemical survey and a 32 line-kilometer IP geophysical survey. The second phase of the program consisted of 2,128 meters of diamond drilling from 11 holes. Results from the drill program failed to intersect mineralization similar in grade to that sampled in the hand trench. Inmet later dropped their option on the property and no exploration program has been planned for 2011. The Corporation intends to seek joint venture partners for some or all of the claims.

Kizmet Property, Atlin Mining Division, BC

The Kizmet property consisting of four claims (4,292 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite that are formed on a basement of Triassic and Jurassic Stikine-Terrane sedimentary and volcanic rocks.. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). Rimfire Minerals contributed claims totaling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

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

The Corporation has retained the core group of claims and permitted the outlying claims to lapse. Effective June 3, 2010, the Corporation optioned the Kizmet property to Brixton Metals Corporation as part of the Thorn option agreement.

Kliyul Property, Omineca Mining Division, BC

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Corproation has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011) These transactions result in the Corporation owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

A program of IP geophysics and diamond drilling program of up to 6-8 holes is currently being planned for 2011.

Poker Creek, Liard Mining Division

The Poker Creek property, consisting of 6 claims (2,516 hectares), is located approximately 16 kilometers west of the town of Telegraph Creek. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have been intruded by numerous igneous bodies of Triassic and Jurassic age. The claims were staked to cover potential copper gold porphyry mineralization.

During the period 1989-1991, four short duration reconnaissance prospecting, geochemical and mapping surveys were conducted over what is now the Poker Creek property by two different operators. Work defined Triassic sediments and volcanics of the Stuhini Group intruded by a variety of equigranular to porphyritic intrusions. Work was focused on both porphyry potential and gold-bearing mesothermal vein mineralization. Local areas of mineralization were noted and consist of weakly developed quartz-carbonate gold-silver and base metal-bearing veins with a sometime inferred spatial relation to porphyritic dykes and sills. Some moderately gold and copper anomalous silt sample results were obtained.

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

No exploration program has been planned for 2011. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division, BC

A total of six properties, covering 19,064 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line-kilometer helicopter airborne magnetics survey was completed during November 2007.

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

Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties in 2009. This method applies an ultra-sensitive sampling and analytical technique designed to detect mineralization concealed by post-mineral cover sediments such as glacial till. The surveys did create some moderate contrast anomalies that were followed up by tighter spaced sampling. In 2010, a 4 hole program of diamond drilling totaling 245 m tested targets on 3 of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011. Xstrata will act as operator and fund the exploration programs.

Redton Property, Omineca Mining Division, BC

The Redton Property is comprised of a total of 159 mining claims and covers 70,288 hectares. It is located approximately 140 kilometers northwest of Fort St. James, British Columbia. The property contains three porphyry copper prospects. The project adjoins the Kwanika property and is within 1,500 metres of the recent discovery made by Serengeti Resources Inc. on the Kwanika property. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest.

During 2008, the Corporation drilled a total of eight diamond drill holes totaling 2,996 metres with all eight holes intersecting visible molybdenite (MoS2) mineralization. Results from the drilling confirm a mineralized envelope of at least 440 metres by 475 metres which extends from surface to depths of at least 418 metres and is open in all directions.

An exploration program of reconnaissance geology and geochemistry is planned for the greater claim group with the potential for a drill program on the falcon prospect contingent on results of the early seasons work in 2011.

Thorn Property, Atlin Mining Division, BC

The property consists of 18 mineral claims (14,562 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program, followed by three years of seasonal exploration from 1963-65.

In 1983, Inland Recovery Group Ltd. acquired the Thorn property and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 meters).

The corporation was granted an option to acquire a 100% interest in the Thorn property (four claims) from Kohima Pacific Gold Corp. The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently expanded the claim holdings, but lying within the Kohima area of interest covered by that agreement. Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 174,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

The corporation signed an option agreement with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold could earrn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Effective April 11, 2008, Rimfire signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Corporation will pay to Cangold 25% of any cash or share payments received from the third party partner.

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

Effective June 3, 2010, the Corporation optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Corproation has received 75,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its nonconformity with the Windy Table volcanic rocks and will be a future drill target.

Brixton is formulating plans to conduct a $1,000,000 drill program in the summer of 2011.

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, Rimfire granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to Rimfire. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to Rimfire. Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has earned their 51% interest in the property: On February 8, 2007, Rimfire signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Corporation’s election, to 70% interest by providing 100% of the initial project development financing. American Creek is operator for the project.  At the date of this document, American Creek has not spent the required $3.5 million in exploration and, hence, the Company continues to carry its 49% interest.

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

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. In 2007, American Creek conducted an exploration program consisting of 1,835 meters of diamond drilling in eight holes to test extensions to the 36 Zone and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. Every hole drilled in the 2007 program returned anomalous gold values over large widths. A technical report was filed on SEDAR on April 30, 2008. There have been no material changes since that date. No work was completed on the Tide during 2008, 2009 or 2010 and as such American Creek’s project interest is crystallized at 51%. The operator, American Creek, has not proposed a program for 2011.

Wernecke Breccia, Mayo Mining District, Yukon

The Wernecke Breccia properties, consisting of 1,835 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. In January 2006, Rimfire Minerals Corporation signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccia property from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer has completed the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer is operator of the project and has funded 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Effective November 15, 2006, a Joint Venture was formed between Fronteer and Rimfire Minerals Corporation, and ongoing exploration expenses were shared pro-

rata subject to dilution for non participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital and elimination of the vendor’s Net Profits Interest.  This interest was sold to Franco-Nevada Corporation.

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

No work was completed during 2009 and 2010 nor is any work planned for 2011. On April 6, 2011, Newmont Mining Corporation acquired Fronteer and transferring Fronteer’s 80% interest to Newmont Canada Holdings ULC.

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

No exploration program is planned for the Williams property in 2011. The Corporation is seeking joint venture partners to continue exploration on the property.

Goodpaster Properties, Goodpaster Mining District, Alaska

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. (“Rimfire Alaska”). The Corporation currently owns 100% of the Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire Properties. These properties lie within east-central Alaska, 65 kilometers northeast of Delta Junction.

In 1998, Rimfire Alaska completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area. Rimfire Alaska then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Goodpaster Properties”). Rimfire Alaska staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold Ashanti (U.S.A.) Exploration (“AngloGold”). Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, Rimfire Alaska staked additional claims. The Corporation now has an interest in 1,416 claims totaling 223,080 acres (90,279 hectares)

Rimfire Alaska signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Alaska properties. The terms of the agreement provide that Rubicon will fund exploration expenditures of:

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

On March 30, 2011, Rubicon terminated their option earning no interest in the project. The Corporation is seeking joint venture partners to continue exploration on the property.

A technical report was filed on SEDAR on May 7, 2008.

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

Rimfire Alaska’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1,403 soil and 158 rock samples were collected. The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 meters. A combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the California-Surf property. Results obtained in hole CN07-1 included a 7.4 meter quartz vein intersection that averaged 1.2 grams per tonne gold including 2.5 meters averaging 2.2 grams per tonne gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 meters, to follow up the result of CN07-1. Significant assay results from a 12.2 meter section of quartz-pyrite stringers returned weakly anomalous levels of gold.

During 2008, Rubicon funded an expanded reconnaissance and drilling (Er Property) exploration program on the Goodpaster properties. On the California-Surf property a total of 118 rock samples and 27 pan concentrates were collected during a 60 man-day program conducted between mid-May and late

August. Some weakly anomalous gold results were received, but in areas already highlighted by previous work.

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

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program which generated 359 rock samples and 9 pan concentrates. One high priority target was subsequently drilled. Three drill holes were completed at the ER target for a total of 335 meters. Two of these holes intersected narrow quartz veins with weakly anomalous concentrations of gold.

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

In December 2010, Millrock granted an option agreement to Crescent Resources Corp. to purchase an undivided 100% interest in the property. The recommended exploration program for 2011 consists of a spring-time soil sampling program using a track mounted auger, 2850 meters of core drilling and further soil sampling in during the summer drill program. The exploration budget of approximately US $2.5 million is planned.

Copper Joe, Anchorage Recording District, Alaska

The Copper Joe Property is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Kennecott staked 100 State mining claims in August 2006 after reconnaissance work at the headwaters of the Styx River located peripheral, porphyry-style alteration in monzodiorite porphyries. A follow up traverse discovered angular boulders containing copper mineralization that was traced to a small recessed exposure in a creek bed. The mineralized showing exhibits potassic alteration with quartz-magnetite stockwork veins which contain disseminated chalcopyrite. Potassic alteration occurs over a 3 km by 1 km area with moderate to intense phyllic alteration extending a further 2.5 km outward. As most of the target area is covered by a thin veneer of glacial till, Kennecott completed 70.4 line-km of ground magnetics, which highlighted an open-ended magnetic high feature measuring 1.0 km by 1.9 km, trending northeast from the mineralized showing. Kennecott collected 28 rock samples yielding peak values of 0.73% copper, 0.415 g/t gold, 7.9 g/t silver and 0.125% molybdenum.

In the summer of 2010 a five week program of IP geophysics, mapping and rock geochemistry was completed on the property, centred over the historical mineral showings. This program included approximately 20.8 line-kilometers of 2D IP geophysics and 14.8 line-kilometers ground magnetics. Results from the geochemistry confirmed historical results and the IP data has not yet been fully interpreted.

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

Rimfire Australia signed a Farm-in agreement with Inmet Mining (Australia) Pty. Ltd. to earn a 60% interest in the Barmedman Property on completion of the following:

Cash payments to the Corporation of:

•

A$50,000 within 5 days of the execution of the agreement (paid)

•

A$50,000 on or before March 31, 2010 (paid)

•

A$50,000 on or before March 31, 2011

•

A$50,000 on or before March 31, 2012

Fund exploration expenditures of:

•

not less than A$400,000 on or before April 11, 2009 (completed)

•

an additional A$400,000 on or before March 31, 2010 (completed)

•

an additional A$1,000,000 on or before December 12, 2010 (completed)

•

an additional A$1,200,000 on or before December 12, 2011

•

an additional A$2,000,000 on or before December 12, 2012

The Corporation understands that Inmet is currently reviewing the exploration results from the Barmedman Property to determine whether or not they wish to continue with the option.

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

Future Exploration Programs

Inmet is currently considering their participation within the option. There are currently no definite plans for continued exploration.

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

Property Acquisition

Effective July 27th 2008, Rimfire Australia entered into a new exploration partnership with Northgate Minerals Corporation, which granted Rimfire Australia an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

Rimfire Australia agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). Rimfire Australia can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by June 30, 2012 with a minimum expenditure of A$500,000 on the licences per year. Northgate then has the option on each license to:

1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision;

2) not participate and allow the Corporation to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or

3) participate in a 50/50 joint venture.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Corporation assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Corporation will receive cash payments totalling $100,000 (received) and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price (received an equivalent 400,000 common shares of Brixton during the year). The Corporation remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Corporation that they are no longer pursuing the option on the Victoria Goldfields properties and the option has reverted back to the Corporation.

The specific tenements in the State of Victoria in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Murtoa	3941	29,475.25	December 17, 2012
Ararat South	4695	38,151.41	April 16, 2011*
Dundonnel	4730	19,051.89	November 18, 2011**

* Renewal Application for a 2 year extension submitted and in process; ** Renewal application will be submitted in Oct 2011

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

In 2009, the Corporation carried out orientation surveys employing partial leach geochemistry on the Murtoa, Ararat South and Dundonnell Licenses. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper and gold deposits. Detailed gravity surveys and IP survey techniques were employed on the Ararat South and Dundonnell Licenses to identify basaltic centres and sulphide mineralization. Both geochemical methods and geophysical surveys outlined encouraging exploration targets as well as confirming the utility of partial leach geochemistry in this type of environment.

Brixton has funded a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April, 2010. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the Corporation in early 2009. The gravity survey highlighted some new areas of potential and these will be followed up by IP (induced polarization) surveys in subsequent programs. On the Murtoa License, a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Future Exploration Programs

In early 2011, work programs were initiated on all three property areas.  Acoustic magnetotelluric geophysical, selective leach soil geochemistry and gravity surveys are to be completed on Murtoa and gravity and IP surveys are planned for Ararat South and Dundonnel.

Nevada

Colorback and Hilltop Properties

The Corporation holds an interest in two mineral properties in located in Lander County, Nevada approximately 100 kilometers southwest of Elko. The Colorback property consists of 120 claims covering 2,150 acres (870 hectares) while the Hilltop property is comprised of 82 claims covering 1,640 acres (663 hectares).

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

The Corporation has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

No exploration has been conducted on the property since 2007. Exploration plans for 2011 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by the Corporation.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period January 1, 2011 to December 31, 2011 will be approximately $2,335,650. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$15,708	$188,500
Insurance	5,500	66,000
Investor services, filing	6,758	81,100
Management and director services	33,708	404,500
Office	11,742	140,900
Marketing and promotion	56,928	683,140
Rent	18,800	225,600
Salaries & support services	38,450	461,410
Travel & entertainment	7,041	84,500
TOTAL	$194,635	$2,335,650

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

Year Ended December 31, 2010

For the year ended December 31, 2010, Kiska incurred a net loss of $11,912,195 ($0.17 per share) compared with a net loss of $18,684,503 ($0.51 per share) for the year ended December 31, 2009. The decrease in the loss is attributable to the impairment loss on the mineral properties acquired from Rimfire Minerals Corporation during the third quarter of 2009. This was partly offset by the Kennecott exploration program undertaken in 2010 below. The majority of exploration expenditures were incurred on the Whistler project. During the latter half of 2009, the Corporation adopted a care and maintenance budget for all other exploration projects while the Corporation continued to undertake the Kennecott exploration program, as required to maintain control of its Whistler project, and corporate acquisition opportunities were examined.

Revenue increased during the fourth quarter primarily from the receipt of option payments. Overall option proceeds are significantly higher than in the previous year with an increase in option fees earned on Alaskan properties (2010: $211,282 versus 2009: $99,871) and Australian properties (2010: $254,894 versus 2009: $3,144). The Corporation negotiated a number of option agreements during the year. This resulted in the receipt of option fees from Brixton ($100,000 plus 400,000 common shares of Brixton – an equivalent additional $100,000 value) on the Victorian Goldfields project, cash payments of US$40,000 and 250,000 common shares (with an equivalent value of US$165,209) received from Millrock Resources on the Uncle Sam (Alaska) project. Additionally, fees received by the Corporation on the BC and Yukon properties are largely consistent with the previous fiscal year (2010: $167,925 versus 2009: $170,036) with option fees received from Brixton on the Thorn project (cash $37,500 plus 75,000 common shares with an equivalent value of $24,000), Silver Quest Resources Ltd on the Boulevard Project (cash $16,000 and 80,000 common shares with an equivalent value of $56,800) and CVC Cayman Ventures Corp. on the Gillis Project (cash $30,000 and 25,000 common shares with an equivalent value of $3,625).

Losses from discontinued Mexican operations increased slightly from $499,080 to $569,786, despite operations being de-consolidated after October 7, 2010. Losses from Mexican operations increased as a result of higher geological consulting and mineral license fees expended in 2010 on the Mexican projects. The gain on sale of the Mexican assets of $1,003,577 has been offset against these losses, resulting in a net gain from discontinued operations of $433,791.

The most significant item comprising general and administrative expenses was salaries for administration of the exploration programs and management of the portfolio of exploration properties. Wages have increased year on year, net of transfers to projects, from $680,772 in 2009 to $893,344 in 2010 as a result of an increase in corporate human resources and stock-based compensation (gross stock-based compensation was $1,684,785 – 2009: $544,872, and net of transfers to projects $985,883 – 2009: $397,273). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 13(b) of the consolidated financial statements). Transfers on wages to projects include project management fees ($2,199,672 – 2009: $724,535) and geological and engineering ($774,343 – 2009: $408,394). Net increases in these balances also result from the increase in stock-based compensation charged to projects and staffing, consistent with the Corporation’s retention of 100% of the Whistler project and increase in year on year exploration. Marketing costs were also a significant expense as the Corporation participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. In the previous year, significant costs were associated with the search for a corporate acquisition and a failed merger attempt. These costs were categorized as consulting and outsourced services in the previous year. Consulting and outsourced services in the current year include corporate accounting, audit and legal fees. Financing expenses in the previous fiscal year ($59,660) were paid as part of the acquisition of Rimfire Minerals Corporation.

The Corporation’s equity loss on its investment in Clancy arose as a result of dilution gains earned in the year of $489,277 resulting from rights offerings by Clancy for total proceeds of A$3,100,000 (refer Note 7). In the previous fiscal year, the Corporation wrote its investment in Clancy down to a $Nil value, incurring an equity loss of $1,176,145.

During the year, the Corporation sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7). Moreover, the Corporation realized gains on sales of its marketable securities of $172,236 (2009: loss of $240,285). Market conditions in 2010 were, generally, more favorable than the previous fiscal year.

The Corporation sold its Mexican projects to Evrim Metals Corporation effective October 7, 2010 for a gain of $1,003,577. Proceeds included 2,000,000 common shares of Evrim with a fair market value of $1,000,000 plus ongoing performance-based share payments. The performance-based share payments amount to 10,000 to 50,000 shares per property, depending upon the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Corporation will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

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

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended December 31, 2010

The Corporation’s cash and cash equivalents balance at December 31, 2010 was $6,297,716 compared with $1,071,695 at December 31, 2009. The Corporation had working capital of $7,474,418 at December 31, 2010 compared with working capital of $1,361,155 at December 31, 2009. The increase in working capital is attributable to the completion of a brokered private placement during the first and third quarters, as well as exercises of warrants and options during the period.

For the year ended December 31, 2010 and 2009, cash used in operating activities was $13,568,904 and $8,330,702, respectively. The increase is attributable to increased exploration and administrative activities in the current year compared to curtailed activities to preserve cash in the previous year. The sale of the Corporation’s Clancy investment and other marketable securities resulted in a cash inflow from investing activities (2010 – $2,314,442, 2009 – outflow of $363,924 as a result of the Corporation’s additional investment in Clancy’s rights offering in the prior year). The proceeds were partially offset by purchases of exploration equipment for the Whistler and Australia projects.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expire on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expire on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

In August 2010, the Corporation completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. In addition, 234,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $180,075which was charged against share issue costs. The net cash proceeds from this placement were $5,950,433.

The Corporation’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Corporation’s current obligations include lease commitments for office space. Effective September 1, 2010, the Corporation has signed a five year lease for expanded head office space at 510 Burrard Street. The other current obligations are statutory withholding and payroll taxes.

Year Ended December 31, 2009

The Corporation’s working capital as of December 31, 2009 was $1,361,155 comprised primarily of cash and term deposits, compared to $652,131 at the end of the previous fiscal year. The term deposits are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on cash in the bank. The increase in working capital is attributable to the acquisition of Rimfire Minerals and completion of a brokered private placement during the third quarter of 2009. The Corporation arranged a private placement subsequent to the end of the year which provided sufficient working capital for the Corporations present requirements.

The Corporation’s cash and cash equivalents balance at December 31, 2009 was $1,071,695 compared with $762,560 at December 31, 2008. In addition, the Corporation has restricted cash of $202,707 (2008-$82,228) representing reclamation and performance deposits for mineral properties.

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

General Liquidity Considerations

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. The nature of the Corporation’s interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled “Property, Plants and Equipment” contained within this annual report on Form 20-F.

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

Year Ended December 31, 2010

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

The Corporation had 79,502,698 issued and outstanding common shares as of December 31, 2010. During the year, there were 5,074,350 warrants and 746,073 options exercised for cash proceeds of $4,313,700 and $426,151 respectively.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expire on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expire on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

On August 10, 2010 the Corporation closed the brokered portion of a private placement for total proceeds of $4,102,800. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 10, 2012. A commission of 6% of gross proceeds ($246,168) was paid and is included in share issue costs. Moreover, a total of 80,693 agent’s warrants, valued at $61,917 and charged against share issue costs, were granted in connection with the placement, each entitling the holder to purchase one common share at a price of $0.82 per share until August 10, 2012.

On August 16, 2010 the Corporation closed the non-brokered portion of the private placement for gross proceeds of $2,332,900. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 16, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month hold period expiring December 17, 2010. A cash commission of $126,296 was paid and included in share issue costs in addition to the granting of 154,020 agent’s warrants valued at $118,158 and charged against share issue costs. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.82 per share until August 16, 2012.

Year Ended December 31, 2009

During the fiscal year ended December 31, 2009, the Corporation used $8,330,702 of its cash resources for operating activities, which included a net loss for the year of $18,684,503. This reflects the emphasis on exploration activity subsequent to the corporate acquisition and the acquisition expenses which totaled $633,875. The Corporation increased cash resources by $90,099 from the sale of marketable securities received as mineral property option proceeds. The Corporation issued 9,000,000 shares for cash proceeds of $4,950,000 pursuant to a brokered private placement. An additional 140,827 shares were issued upon exercise of options for proceeds of $59,552. Total share issue costs were $590,618. As of December 31, 2009, consolidated cash amounted to $1,071,695, an increase of $309,135 from the beginning of the year. Non-cash costs associated with the acquisition were primarily the exchange of Kiska shares for Rimfire shares and the conversion of existing employee stock options to new stock options.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations	$ 1,109,065	$ 237,745	489,768	381,552	Nil
Mineral Property Interests – Option Payments [1]	104,375	81,875	12,500	10,000	Nil
Mineral Property Interests – Conditional Exploration Commitments [1]	5,175,000	75,000	100,000	5,000,000	Nil
Other Long-Term Liabilities [2]	477,588	378,483	99,105	Nil	Nil
Total	$ 6,866,028	$ 773,103	$ 701,373	$ 5,391,552	$ Nil

 [1] Mineral property interest costs are contingent on retaining an interest in the property. Most agreements are subject to cancellation without penalty. This table does not include fees which other parties are obligated to pay. Filing fees, which include claim rental fees and tenement taxes, do not have to be paid if the property is forfeited to the appropriate government authority.

[2] Canadian GAAP requires the Corporation to estimate the asset retirement obligation for each mineral property. The amount on this line is the current mineral property reclamation obligation as shown in the Corporation’s financial statements.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Jason S. Weber, P. Geo., President, Chief Executive Officer and Director

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in Geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer August 5, 2009 after the merger of Geoinformatics and Rimfire. Prior to the merger, Jason held the same position with Rimfire since December of 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Mr. Weber is also a director of the Association for Mineral Exploration British Columbia (AME BC), a not-for-profit organization promoting a healthy, sustainable and environmentally sound mineral exploration sector in British Columbia. Jason is also a director of Tatlow Investments and Clear Creek Resources, both of which are private British Columbia corporations.

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

David A. Caulfield, P. Geo., Co-Chairman and Director

Quadra Island, BC

David A. Caulfield holds a B.Sc. in Geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield is also the President of Attunga Holdings Inc. and a director of Antioch Investments Ltd., which are private British Columbia corporations. Mr Caulfield is also a director of Evrim Resources Corp.

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

John A. Kanellitsas, Co-Chairman and Director

Sun Valley, ID

John Kanellitsas has been involved in the investment banking and money management industry for over two decades and currently serves as the Chief Operating Officer of Geologic Resource Partners (“GRP”). He joined Sun Valley Gold, LLC in 2002 and was involved in the launch of GRP in 2004. Mr. Kanellitsas was employed by Morgan Stanley & Co. from 1990 through 1999 in various equity sales and capital markets assignments in San Francisco and New York, where he was a Principal. Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University. Mr Kanellitsas is Chair of the Compensation

Committee for the Corporation.

George Ireland, Director

Boston, MA

George Ireland is the Chief Investment Officer and Managing Member of the Geologic Resource Partners LLC and Portfolio Manager of the associated Geologic Resource Funds. Mr. Ireland has 30 years of experience in all aspects of the resource sector, ranging from field geology to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLC in 2004. From 2000 to 2004, he was the general partner of Ring Partners, LP, an investment partnership that later merged with the Geologic Fund. From 1991 to 2000, he was an analyst for Knott Partners LP. Mr. Ireland graduated from Phillips Academy and the University of Michigan with a B.S. degree from the School of Natural Resources. Mr. Ireland also serves on the board of directors of Merrill & Ring Inc, a private timber company in the United States.

Mark T. H. Selby, Director

Toronto, ON

Mark T.H. Selby is Senior Vice President, Business Development of Royal Nickel Corporation. Mr. Selby holds a B.Comm. (Hons.) from Queen’s University and is Principal of Selby & Co., a consulting firm providing advice to mining companies and investors on the outlook for base metals and resource equity valuation. His prior positions include Vice President, Business Planning and Market Research for Quadra Mining Ltd (2008-2010), Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and Principal at Mercer Management Consulting (1994-2001). Mr. Selby is a member of the Audit Committee for the Corporation.

Geoffrey Chater, Director

Maple Ridge, BC

Geoffrey Chater holds a B.Sc. in geology from Texas Christian University and has over 21 years of experience in the mining industry. Mr. Chater President and CEO of Bearing Resources Ltd and is a principal of Namron Advisors, a corporate communications consultancy. From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation and Ivanhoe Capital Corporation. Mr. Chater is also a Director of Esperanza Resources Ltd. and Bearing Resources Ltd. Mr Chater is a member of the Audit Committee for the Corporation.

Adrian Rothwell, CA, Chief Financial Officer

North Vancouver, BC

Mr. Rothwell has held senior positions within the mining industry for the last 15 years. Mr. Rothwell holds a Bachelor in Economics from Macquarie University, Sydney, Australia and is a Chartered Accountant with the Institute of Chartered Accountants of British Columbia and Australia. Mr. Rothwell was appointed the Chief Financial Officer of the Corporation effective January 4, 2011 and replaced Ms. Dorothy Miller, CGA.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Evrim Resources Corp. Kaminak Gold Corporation	Director Director Member, Advisory Board	01/87 to present 09/10 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
George Ireland	Geologic Resource Partners Merrill & Ring Inc.	Chief Investment Officer Director	03/04 to present 01/86 to present
Geoffrey Chater	Esperanza Resources Corp. Valley High Ventures Ltd Greystar Resources Ltd Levon Resources Ltd. Bearing Resources Ltd	Director President & Director Vice President & Director Director CEO & Director	06/10 to present 08/10 to 03/11 04/06 to 06/10 03/11 to 04/11 03/11 to present
Adrian Rothwell	MBMI Resources Inc. Centurion Minerals Limited Nulegacy Gold Corporation	Chief Financial Officer Chief Financial Officer Chief Financial Officer	08/06 to present 06/08 to present 01/11 to present

Mark E. Baknes, David A. Caulfield and Jason S. Weber each devote 100% of their time to the affairs of the Corporation. Adrian Rothwell devotes 80% of his time to the affairs of the Corporation. Bipin Ghelani, John Kanellitsas, George Ireland, Geoffrey Chater and Mark Selby, each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

John Kanellitsas and George Ireland are partners of Geologic Resource Partners which as a group controls 29.43% of the common shares of the Corporation.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of December 31, 2010, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2010	$155,000	NIL	NIL	225,000	NIL	NIL	NIL
David A. Caulfield, Co-chairman and Director Business Development [1]	Dec. 2010	NIL	NIL	NIL	240,000	NIL	NIL	$160,000[2]
Bipin Ghelani, Director	Dec. 2010	NIL	NIL	$16,000	120,000	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary [2]	Dec. 2010	NIL	NIL	NIL	40,000	NIL	NIL	NIL[2]
John A. Kanellitsas Co-chairman Director	Dec. 2010	NIL	NIL	$16,000	120,000	NIL	NIL	NIL
Geoffrey Chater, Director	Dec. 2010	NIL	NIL	$8,000	187,500	NIL	NIL	NIL
George Ireland, Director	Dec. 2010	NIL	NIL	$8,000	187,500	NIL	NIL	NIL
Mark T.H. Selby Director	Dec. 2010	NIL	NIL	$16,000	110,000	NIL	NIL	NIL
Jason S. Weber., President, CEO & Director	Dec. 2010	$165,000	NIL	NIL	265,000	NIL	NIL	NIL
Dorothy Miller, CFO [3]	Dec. 2010	$ 101,471	NIL	NIL	220,000	NIL	NIL	NIL

 [1]

Pursuant to the terms of a Management Agreement effective January 1, 2010, Equity Exploration Consultants Ltd. was paid the sum of $13,333 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Exploration Consultants Ltd. Refer to "Management and Consulting Contracts".

[2]

Alan J. Hutchison is a partner with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year ended December 31, 2009, the Corporation paid the firm of Fraser Milner Casgrain LLP $110,329 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[3]

Dorothy Miller served as CFO of the Corporation until her resignation on January 4, 2011. Adrian Rothwell, CA was appointed CFO, effective January 4, 2011 and is not included in the table above as he received no remuneration for the stated period.

As at December 31, 2010, the Corporation has granted rights to purchase or acquire an aggregate of 6,034,827 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 31, 2011 as traded on the TSX Venture Exchange was $0.93.

Outstanding Director and Officer Stock Options as at December 31, 2010

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Mark E. Baknes	87,000 13,050 13,050 13,050 8,700 17,400 100,000 225,000	July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 12 July, 2010	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87	July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87
David A. Caulfield	130,500 21,750 43,500 8,700 8,700 30,450 105,000 240,000	July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87	July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87
Bipin A. Ghelani	21,750 8,700 8,700 8,700 13,050 95,000 120,000	July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010	1.90 2.29 2.24 1.84 0.17 0.90 0.87	July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015	1.90 2.29 2.24 1.84 0.17 0.90 0.87
Alan J. Hutchison	21,750 4,350 4,350 25,000 40,000	July 16, 2007 Dec. 10, 2007 July 16,2008 Dec. 15, 2009 July 12, 2010	2.24 1.84 0.98 0.90 0.87	July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 15, 2014 July 12, 2015	2.24 1.84 0.98 0.90 0.87
John A. Kanellitsas	333,333 95,000 120,000	March 19, 2009 Dec. 15, 2009 July 12, 2010	0.45 0.90 0.87	March 19, 2014 Dec. 15, 2014 July 12, 2015	0.45 0.90 0.87
George Ireland	125,000 62,500	June 25, 2010 July 12, 2010	1.00 0.87	June 25, 2015 July 12, 2015	1.00 0.87
Dorothy G. Miller	43,500 8,700 13,050 13,050 100,000 110,000	July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 15, 2009 July 12, 2010	1.90 2.29 2.24 1.84 0.90 0.87	July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 15, 2014 July 12, 2015	1.90 2.29 2.24 1.84 0.90 0.87
Geoffrey Chater	125,000 62,500	June 25, 2010 July 12, 2010	1.00 0.87	June 25, 2015 July 12, 2015	1.00 0.87
Mark T. H. Selby	65,250 85,000 110,000	March 1, 2009 Dec. 15, 2009 July 12, 2010	0.25 0.90 0.87	March 1, 2014 Dec. 15, 2014 July 12, 2015	0.25 0.90 0.87
Jason Weber	21,750 8,700 13,050 108,750 13,050 30,450 135,000 265,000	July 17, 2006 Jan. 11, 2007 July 16, 2007 Dec. 10, 2007 July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87	July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015	1.90 2.29 2.24 1.84 0.98 0.17 0.90 0.87
Total	3,504,833

In addition to the share purchase options granted to Directors and Senior Officers of the Corporation, as listed in the preceding table, the Corporation issues options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan the Corporation had reserved a total of 7,951,770 shares as of December 31, 2010, for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately. Shareholders must approve the stock option plan at each annual general meeting, which allows a maximum of 10% of the Corporation’s issued and outstanding shares to be reserved for stock options. Options are granted at the discretion of the board of directors.

As of December 31, 2010, there are sixteen employees who have been granted stock options in the aggregate amount of 2,399,994 options at exercise prices ranging from $0.17 to $7.50 with expiry dates between March 2011 and July 2015. Of the reserved shares, 1,916,943 remained available for stock option grants.

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

Management and Consulting Contracts

The Corporation has entered into a management agreement effective January 1, 2010 with Equity, pursuant to which Equity will furnish the services of David A. Caulfield Director, Business Development, for the sum of $13,333 per month less reasonable costs for rental of a furnished office to Mr. Caulfield. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield, who is a director of the Corporation.

Equity Exploration Consultants Ltd. provides geological consulting services to the Corporation on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into. During the fiscal year ended December 31, 2010, there were no such projects.

Compensation of Directors

Commencing in 2010, non-executive directors were paid a quarterly stipend of $4,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning January 1, 2011 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 14,208	$ 170,500
David A. Caulfield [1]	14,666	175,992
Adrian Rothwell [2]	9,750	117,000
Jason Weber	15,125	181,500

[1]

Paid to Equity Exploration Consultants Ltd. pursuant to the terms of management agreement, effective January 1, 2011.

[2]

Employed for 0.8 full-time equivalent hours.

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

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, Geoffrey Chater, and Mark T.H. Selby. The Corporation’s Compensation committee is comprised of the following independent directors: Bipin Ghelani, Geoffrey Chater, John Kanellitsas, George Ireland and Mark T.H. Selby. The committee meets on an annual basis to review management performance and compensation. Recommendations from the committee are referred to the entire board of directors at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

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

EMPLOYEES

The Corporation has sixteen full-time employees, fifteen located at the head office, one located at the Anchorage office in Alaska.. There are no contracts or collective agreements between the Corporation and any labor union or similar organization. The Corporation expects to employ a number of temporary employees during the Whistler exploration program which has just commenced. The average will be approximately 10 temporary employees for the three month duration of the program.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2011.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 522,517 [1] Options: 597,250 [2] Warrants: 5,000	0.78%
David A. Caulfield, P. Geo. Quadra Island, BC Co-Chairman of the Board, Director	Common Shares: 752,641 [1] Options: 708,600 [2] Warrants: Nil [3]	1.06%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 114,360 [1] Options: 335,900 [2] Warrants: Nil	0.17%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 58,500 [1] Options: 95.450 [2] Warrants: Nil [3]	0.05%
John Kanellitsas Sun Valley ID Co-Chairman of the Board, Director	Common Shares: 175,000 [1] Options: 608,333 [2] Warrants: 12,500 [3]	0.15%
Mark T.H. Selby Toronto ON Director	Common Shares: 35,000 [1] Options: 320,250 [2] Warrants: 15,000 [3]	0.03%
Geoffrey Chater Maple Ridge, BC Director	Common Shares: 25,000 [1] Options: 247,500 [2] Warrants: 12,500 [3]	0.03%
George Ireland Boston, Mass. Director	Common Shares: 435,799 [1] Options: 247,500 [2] Warrants: 97,500 [3]	0.77%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 200,515 [1] Options: 715,750 [2] Warrants: 15,000 [3]	0.28%
Adrian Rothwell North Vancouver, BC Chief Financial Officer	Common Shares: 19,000 [1] Options: 120,000 [2] Warrants: 5,000 [3]	0.02%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2011, based upon information furnished by the respective shareholders.

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

Of the shares beneficially held by David Caulfield, 269,791 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Jason Weber, 17,400 shares are beneficially held by family trusts controlled by Jason Weber. Of the shares beneficially held by Adrian Rothwell, 10,000 are registered in the name of Blaxland Pacific Management Corp., a private British Columbia corporation controlled by Adrian Rothwell.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at March 31, 2011.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited (“CDS”) Toronto, ON	Common Shares: 79,500,067	80.53%
Depository Trust Company (“DTC”) New York, NY	Common Shares: 6,513,222	6.69%
Geologic Resource Partners[1]	Common Shares: 28,659,485 Warrants: 1,829,268	29.43%

[1] Geologic Resource Partners includes holdings of the related funds: Geologic Resource Fund LP, Geologic Resource Fund Ltd, Geologic Resource Opportunities Fund LP, and Geologic Resource Opportunities Fund Ltd. Some of these holdings may be included in CDS and DTC listings. John Kanellitsas and George Ireland are partners in Geologic Resource Partners.

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The only significant change in ownership over the past three fiscal years is the Geologic Resource Partners (“GRP”) position. In October 2008, the Corporation issued shares to GRP to repay the Convertible Facility and in satisfaction of interest thereon. This resulted in GRP holding approximately 85% of the Corporation’s issued and outstanding shares. Upon completion of the acquisition of Rimfire Minerals Corporation, this was reduced to 45% and further reduced by a private placement and exercise of options and warrants to the current 29.43%.

There are no arrangements, known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.

As of March 31, 2011 there were 69 United States registered holders representing 17,230,017 common shares of the Corporation which equals 17.70% of the Corporation’s issued and outstanding shares. There were 2 non-North American holders representing 106,000 common shares (0.11%).

RELATED PARTY TRANSACTIONS

(a) Equity Exploration Consultants Ltd. (“Equity”)

As at March 31, 2011, the Corporation was indebted to Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), in the amount of $15,490 for consulting services provided by Equity. Equity is not at arm's length to the Corporation, as one of the principals of Equity is David A. Caulfield, a director of the Corporation. It is anticipated that Equity will continue to provide geological consulting services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter of 2011, the Corporation paid Equity $557 for geological consulting services and $44,000 for providing management services.

During the year ended December 31, 2010, the Corporation was indebted to Equity in the amount of $15,946 for project expenses and consulting services provided by Equity to the Corporation. During the year ended December 31, 2010, the Corporation paid Equity $173,598 for providing management services, which has been included in consulting and outsourced services and $26,901 included in exploration expenditures on the Statement of Operations and Comprehensive Loss.

(b) Mineral Property Interests

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

(c) Due to related party

Except as disclosed above, to March 31, 2011, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Balance Sheets for the fiscal years ended December 31, 2010 and 2009

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2010

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

ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The Common Shares of the Corporation are traded in Canada under the stock symbol "KSK" on the TSX Venture Exchange and under the stock symbol "KSKTF" on the OTC Bulletin Board in the United States. Pursuant to the Corporation’s prospectus issued on March 17, 2011, warrants of the Corporation are also traded in Canada under the stock symbol "KSK.WT" on the TSX Venture Exchange. The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices of  the Corporation’s common shares, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period January 1, 2010 to March 31, 2011. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
October 1-31, 2010	$ 1.38	$ 1.31	$ 1.06	$ 1.03	6,793,730	788,736
November 1-30, 2010	1.74	1.75	1.17	1.17	6,728,899	1,196,047
December 1-31, 2010	1.56	1.54	1.15	1.15	4,730,381	1,994,715
January 1-31, 2011	1.38	1.39	1.05	1.06	6,419,576	1,448,978
February 1-28, 2011	1.38	1.41	1.06	1.08	3,229,797	970,798
March 1-31, 2011	1.27	1.31	0.92	0.95	8,721,103	1,595,931

Fiscal 2009	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.89	n/a	$ 0.33	n/a	588,062	n/a
Second Quarter	0.87	n/a	0.33	n/a	362,140	n/a
Third Quarter	0.81	0.75	0.51	0.53	2,478,796	458,506
Fourth Quarter	1.16	1.18	0.67	0.65	5,358,222	731,708

Fiscal 2010	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.13	$ 1.11	$ 0.65	$ 0.64	6,533,211	1,379,507
Second Quarter	1.26	1.25	0.87	0.81	7,264,632	1,504,048
Third Quarter	1.21	1.18	0.75	0.51	13,159,159	2,341,467
Fourth Quarter	1.74	1.75	1.06	1.03	18,253,010	3,979,498

Fiscal 2011	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.38	$ 1.41	$ 0.92	$ 0.95	18,370,476	4,015,707

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
December31, 2010	$ 1.74	$ 1.75	$ 0.65	$ 0.51	45,210,012	9,204,520
December31, 2009	1.16	1.18	0.33	0.53	10,738,722	1,190,214
December31, 2008	12.45	n/a	0.60	n/a	37,12,114	n/a
December31, 2007	9.00	n/a	3.45	n/a	2,232,820	n/a
December31, 2006	8.40	n/a	4.05	n/a	138,203	n/a

The following table sets forth the high and low closing bid prices of the Corporation’s warrants, in Canadian dollars, and trading volume of the warrants on the TSX Venture Exchange (“TSX-V”) for the period from listing the warrants on March 17, 2011 to March 31, 2011.

Most recent 6 months	High	Low	Volume
October 1-31, 2010	$ -	$ -	-
November 1-30, 2010	-	-	-
December 1-31, 2010	-	-	-
January 1-31, 2011	-	-	-
February 1-28, 2011	-	-	-
March 1-31, 2011	0.235	0.235	2,000

ITEM 10   ADDITIONAL INFORMATION

NOTICE OF ARTICLES AND ARTICLES OF ASSOCIATION

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

Pursuant to the requirements of the Business Corporations Act (British Columbia), and the Corporation’s Articles, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation’s shareholders.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a person must be not less than 18 years of age to act as a director of a Yukon company. There are no requirements under the Business Corporations Act (British Columbia), or the Corporation’s Articles that a director be a shareholder of the Corporation.

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

The Annual General meeting for the Corporation must be held at least once in each calendar year and not more than 15 months after the last annual meeting at such time and place as may be determined by the directors. The Corporation must send notice of the date, time, and location of any meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. The directors may set a record date for the purpose of determining shareholders entitled to notice of any meeting. The record date must not precede the meeting date by more than two months or fewer than 21 days. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person invited by the directors is entitled to attend a meeting of the shareholders but that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy-holder entitled to vote at the meeting.

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

MATERIAL CONTRACTS

On March 9, 2009, the Corporation negotiated a $2.6 million line of credit with Geologic Resource Partners LLP (“GRP”), bearing an annual interest rate of 15% payable on maturity. The line of credit matures on September 30, 2010. On March 27, 2009, the Corporation drew $1 million under the line of credit and on June 8, 2009 drew a further $750,000. This line of credit agreement incorporated herein by reference to Exhibit 4.31 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010. The entire amount of note payable including accrued interest of $71,712 was repaid on August 5, 2009.

On May 15, 2009, the Corporation and Kennecott entered into a partial termination agreement and a first amendment to the partial termination agreement (collectively, the “Partial Termination Agreement”), whereby the parties terminated the provisions of the Master Agreement with respect to the requirements to form strategic alliances on possible targets in certain regions. The Master Agreement and Standardization Agreement will still apply to the existing projects and to the areas of interest set out in the Partial Termination Agreement. The Partial Termination Agreement and first amendment thereto are incorporated herein by reference to Exhibit 4.32 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010.

On June 11, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed the definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement. Pursuant to the terms and conditions of the Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding shares of Rimfire at an exchange ratio of 0.87 Shares per common share of Rimfire (following a consolidation of the Corporation’s Shares on the basis of three (3) old shares for one (1) new share). The Acquisition Agreement also provided for the Corporation’s change of name to Kiska Metals Corporation, and is incorporated herein by reference to the Corporation’s Form 6-K furnished to the Commission on EDGAR effective June 19, 2009.

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

The Amended Standardization Agreement requires Kennecott to make a decision on whether or not to exercise its rights upon completion of an exploration program consisting of 341 line kilometres of induced polarization geophysics and drilling of at least 20 holes with a minimum depth of 200 metres per hole for at least 7,000 meters of drilling in aggregate. The work program is to be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott. Upon completion of the program and presentation of a report, Kennecott must elect to either:

(A) within 90 days, (i) relinquish its back-in right and revert to a 2% NSR; or (ii) exercise its back-in right on the project to earn an initial 51% interest by refunding two times the Corporation’s total qualifying exploration expenditures; or

(B) within 30 days agree to conduct a supplemental drill program at Kennecott’s own cost. The supplemental drill program can take up to 180 days to complete, but within 30 days of the receipt of the final assay results from the program, Kennecott must then make a final decision on whether to exercise or relinquish its back-in rights, as described above. If Kennecott elects to back-in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics’ total exploration costs. The Amended Standardization Agreement is incorporated herein by reference to Exhibit 4.34 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010.

The Corporation entered into a management agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation. The agreement was revised effective January 1, 2010 to increase the payment to $13,333 per month and on January 1, 2011 to increase the payment to $14,666 per month. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield who is a director of the Corporation. This Management Agreement is incorporated herein by reference to Exhibit 4.30 of this annual report on Form 20-F.

On March 23, 2011, the Corporation and Computershare Trust Company of Canada, as warrant agent, entered into a warrant indenture (the "Indenture") in connection with an equity financing of the Corporation.  Pursuant to the Indenture, the Corporation authorized the issuance of 7,532,500 share purchase warrants, with each share purchase warrant being exercisable into one common share of the Corporation at an exercise price of CDN$1.60, subject to adjustment as provided in the Indenture, until March 23, 2013. The Indenture is filed as Exhibit 4.35 of this annual report on Form 20-F.

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

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of three alternative tax methods at the election of each such U.S. Holder.

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

Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the Corporation qualifies as a PFIC his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then the U.S. Holder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions" by the Corporation. An excess distribution is a current year distribution received by the U.S. Holder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. Holder during the preceding three years.

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

DOCUMENTS ON DISPLAY

All documents concerning the Corporation referred to in this annual report on Form 20-F may be inspected at the Corporation’s offices, 575 – 510 Burrard Street, Vancouver, British Columbia, during normal business hours.

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

Interest rate risk

Term deposits and Canadian cash (category a) represents approximately $6,297,716 of the Corporation’s total assets of $9,243,813 (or 68% of the total assets). However, the term deposits and have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended December 31, 2010, interest rates on the Corporation’s deposits were 1%, based on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 0.12% to 0.95% with an average rate of 0.45%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities, gain on sale of assets and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2010		2009
-1.50%	$(94,466)	(2.3%)	$(16,075)	(6.9%)
-1.00%	(62,977)	(1.5%)	(10,717)	(4.6%)
-0.50%	(31,489)	(0.8%)	(5,358)	(2.3%)

+0.50%	31,489	0.8%	5,358	2.3%
+1.00%	62,977	1.5%	10,717	4.6%
+1.50%	94,466	2.3%	16,075	6.9%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended December 31, 2010. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended December 31, 2010. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended December 31, 2010 compared to the same figures for the fiscal year ended December 31, 2009 relates to the increased cash balances which are subject to interest rate risk. Total receipts had increased due to sales of marketable securities and disposition of the Company’s non-core assets, resulting in a lower effect as a proportion of total receipts.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $666,751 of the Corporation’s total assets (7.2% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars, Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended December 31, 2010, U.S. Dollar exchange rates varied by up to 3.4% below the average exchange rate and up to 4.7% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 8.8% below the average exchange rate to a high of 7.5% above the average exchange rate. The U.S. Dollar exchange rate for December 31, 2010 was 3.4% below the average exchange rate for the year while the Australian dollar exchange rate for December 31, 2010 was 7.5% above the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 3%.

	Effect on total assets
Increase/decrease in foreign exchange rates	2010		2009
-15%	$(177,945)	(1.9%)	$(64,498)	(2.2%)
-10%	(118,630)	(1.3%)	(42,999)	(1.4%)
-5%	(59,315)	(0.6%)	(21,499)	(0.7%)

+5%	59,315	0.6%	21,499	0.7%
+10%	118,630	1.3%	42,999	1.4%
+15%	177,945	1.9%	94,498	2.2%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, December 31, 2010 (1 USD = C$0.9946, 1 AUD = C$1.018). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 15% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian Dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

The difference between the forecast figures for the fiscal year ended December 31, 2010 compared to the same figures for the fiscal year ended December 31, 2009 relates to the reduction in foreign cash balances which are subject to foreign exchange rate risk. The 2010 Alaskan and Australian exploration programs were largely completed at year end, resulting in a lower requirement for foreign currency.

Equity price risk

Marketable securities (category c) represent approximately $1,749,450 of the Corporation’s total assets of $9,243,813 (or 18.9% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended December 31, 2010, the Venture Index rose 49% with the closing value 39% higher than the average Venture Index value. The minimum Venture Index value was 18% lower than the average Venture Index value, while the highest Venture Index value was 39% higher than the average Venture Index value. Most of the increase in the portfolio of marketable securities held by the Corporation (from $370,417 in 2009) was the result of the receipt of securities as consideration for the disposition by the Corporation of the Mexican assets, as well as the receipt of securities as consideration from option agreements (mostly on the Corporation’s BC and Yukon properties) negotiated during the year. The rest of the increase can be attributed to the global equity market recovery. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 15% would be expected to make a difference of less than 3% in the value of the Corporation’s total assets.

	Effect on total assets
Increase/decrease in Venture Index	2010		2009
-15%	$(262,418)	(2.8%)	$(55,262)	(0.7%)
-10%	(174,945)	(1.9%)	(37,042)	(0.5%)
-5%	(87,473)	(0.9%)	(18,521)	(0.2%)

+5%	87,473	0.9%	18,521	0.2%
+10%	174,945	1.9%	37,042	0.5%
+15%	262,418	2.8%	55,262	0.7%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 15% above or below the value as of December 31, 2010.

The difference between the forecast figures for the fiscal year ended December 31, 2010 compared to the same figures for the fiscal year ended December 31, 2009 relate to the increase in the Corporation’s portfolio of marketable securities. During the fiscal year ended December 31, 2010, the Corporation sold some marketable securities and acquired a substantial portfolio of other marketable securities which increased the overall market value of the portfolio which is subject to equity price risk.

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

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

a) Disclosure controls and procedures

The Chief Executive Officer and Chief Financial Officer of the Corporation have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the Board of Directors according to the disclosure time-lines contained within the Corporation’s disclosure policy.

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the period covered by this annual report on Form 20-F, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the end of the Corporation’s fiscal year ended December 31, 2010. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the end of the Corporation’s fiscal year ended December 31, 2010.

c) Attestation report of the registered public accounting firm

Not applicable, because the Corporation has determined that it is not an accelerated filer or a large accelerated filer as those terms are defined in Exchange Act Rule 12b-2.

d) Changes in internal control over financial reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F, that has materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of “financial expert” on the Corporation’s Audit Committee. Mr. Ghelani is an "independent director" of the Corporation, as that term is defined by Section 803A of the NYSE AMEX Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

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

The Corporation will provide copies of these codes of ethics to any person without charge, upon written request to the secretary of the Corporation at its address at 20th Floor, 250 Howe Street, Vancouver, British Columbia Canada V6C 3R8.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended December 31, 2010	Fiscal Year ended December 31, 2009
Audit Fees	120,000	$ 89,000
Audit-Related Fees	22,000	60,728
Tax services - Canadian	25,000	-
Tax services - US	-	-
Tax services - Australia	-	-
All Other Fees	-	240
Total fees billed	167,000	$ 149,968

The Corporation’s auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below. During 2009, three auditors were involved with the Corporation with respect to different years of audited financial reports. The fees listed under the year ended December 31, 2009 include review and/or audit fees paid to each of these auditors.

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

Tax Fees

Tax fees were for tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

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

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

McGovern, Hurley, Cunningham, LLP Chartered Accountants (“MHC”) resigned as the Corporation’s principal accountant on October 20, 2009. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The Corporation engaged Hay & Watson Chartered Accountants (“H&W”) as its principal accountant to audit its financial statements effective October 15, 2009. H&W remains the Corporation’s principal accountant.

The reports of H&W on the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion.

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with MHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MHC would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging H&W, the Corporation did not consult H&W regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

The Corporation has provided MHC with a copy of its disclosures under Item 16F of this annual report on Form 20-F. The Corporation has requested that MHC furnish the Corporation with a letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed the letter from McGovern, Hurley, Cunningham, LLP as Exhibit 15.1 to this annual report on Form 20-F.

ITEM 16G   CORPORATE GOVERNANCE

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Balance Sheets for the fiscal years ended December 31, 2010 and 2009

Consolidated Statements of Operations, Consolidated Statements of Cash Flows,

Consolidated Statements of Comprehensive Loss,

Consolidated Statements of Shareholders’ Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2010

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(2)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(3)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2011	(1)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(2)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(2)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(4)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(2)
4.35	Warrant Indenture between the Corporation and Computershare Trust Company of Canada effective March 23, 2011	(1)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(2)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)
15.1	Letter/Consent from former principal accountant McGovern, Hurley, Cunningham, LLP	(1)

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended December 31, 2010.

(2) Incorporated herein by reference to the Corporation’s transition report on Form 20-F for the fiscal year ended December 31, 2009 as filed on April 23, 2010.

(3) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 22, 2009.

(4) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: May 20, 2011

KISKA METALS CORPORATION

Schedule II - Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2010	$(17,134,849)	$(2,171,657)	$257,023	$28,331	$(19,021,152)
2009	$(14,304,581)	$(3,847,795)	$1,088,589	$(71,062)	$(17,134,849)

[1]

The 2009 and 2010 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities.