Form 20-F/A
KISKA METALS CORP.
filed 2011-05-27
CIK 1135347

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

☑ Yes  ☐ No

After submitting its annual report under cover of Form 20-F for fiscal year ended December 31, 2010 with the Commission on May 20, 2011 with a filing date of May 23, 2011, the Corporation subsequently discovered on May 23, 2011 that it did not file all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. As of May __, 2011, the Corporation has, to the best of its management's knowledge, filed all remaining reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months.

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

☐Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed May 23, 2011 is hereby filed to correct certain disclosures made on the cover page of the annual report on Form 20-F filed May 23, 2011 and to include the following exhibits that were inadvertently omitted from inclusion with such report: Exhibit 4.30 “Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2011,” Exhibit 4.35 “Warrant Indenture between the Corporation and Computershare Trust Company of Canada effective March 23, 2011,” Exhibit 12.1 “Sarbanes-Oxley Section 302 Certification by Chief Executive Officer,” Exhibit 12.2 “Sarbanes-Oxley Section 302 Certification by Chief Financial Officer,” Exhibit 13.1 “Sarbanes-Oxley Section 906 Certification by Chief Executive Officer,” Exhibit 13.2 “Sarbanes-Oxley Section 906 Certification by Chief Financial Officer” and Exhibit 15.1 “Letter/Consent from former principal accountant McGovern, Hurley, Cunningham, LLP.”

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed May 23, 2011 or reflect any events that have occurred after such report was filed on May 23, 2011.

FORWARD-LOOKING STATEMENTS

This amended annual report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. These forward looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this amended annual report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this amended annual report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

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

All mineral resources referenced in this amended annual report on Form 20-F have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7.

This amended annual report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

	TABLE OF CONTENTS

	PART I	Page

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3	KEY INFORMATION	7
ITEM 4	INFORMATION ON THE CORPORATION	7
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	7
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	7
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	7
ITEM 8	FINANCIAL INFORMATION	7
ITEM 9	THE OFFER AND LISTING	7
ITEM 10	ADDITIONAL INFORMATION	7
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	7
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	8

	TABLE OF CONTENTS

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	8
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	8
ITEM 15	CONTROLS AND PROCEDURES	8
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	8
ITEM 16B	CODE OF ETHICS	8
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	8
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	8
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	8
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	8
ITEM 16G	CORPORATE GOVERNANCE	8

	PART III

ITEM 17	FINANCIAL STATEMENTS	9
ITEM 18	FINANCIAL STATEMENTS	9
ITEM 19	EXHIBITS	10

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3   KEY INFORMATION

Not Amended

ITEM 4   INFORMATION ON THE CORPORATION

Not Amended

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Not Amended

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not Amended

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Not Amended

ITEM 8   FINANCIAL INFORMATION

Not Amended

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

(1) Filed as exhibits to this amended annual report on Form 20-F/A-1 for the fiscal year ended December 31, 2010.

(2) Incorporated herein by reference to the Corporation’s transition report on Form 20-F for the fiscal year ended December 31, 2009 as filed on April 23, 2010.

(3) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 22, 2009.

(4) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: May 27, 2011

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

Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

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

“Jason S. Weber”

“Adrian Rothwell”

Jason S. Weber, P.Geo

Adrian Rothwell, CA

President & Chief Executive Officer

Chief Financial Officer

May 2, 2011

Suite 575, 510 Burrard St., Vancouver, BC, Canada V6C 3A8

Tel: 604.669.6660 | Fax: 604.669.0898 | www.kiskametals.com

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Kiska Metals Corporation

We have audited the accompanying consolidated financial statements of Kiska Metals Corporation (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2010 and 2009 (all expressed in Canadian dollars) and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and its financial performance and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the year then ended were, except as to Note 18 and the effects of accounting for discontinued operations as disclosed in Note 6, audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 17, 2009.  We have audited the information in Note 18 and the effects of accounting for discontinued operations for the year ended December 31, 2008 and in our opinion, such information is presented fairly in all material respects.

Emphasis of Matters

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $11,912,195 during the year ended December 31, 2010.  This condition, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

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

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

May 2, 2011

KISKA METALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

Mineral Property Operations	Note	2010	2009	2008
Revenue
Option proceeds		$ 602,157	$ 157,951	$ -
Project management fees		31,944	115,100	880,435
		634,101	273,051	880,435
Expenses
Acquisition expenditures		270,672	330,598	158,990
Exploration expenditures		11,105,884	5,506,131	6,154,386
Exploration tax credits		-	(9,798)	-
Reclamation obligations	12	160,914	355,829	-
Impairment loss on mineral properties	1	-	7,817,788	-
		11,537,470	14,000,548	6,313,376
Loss from mineral property operations		(10,903,369)	(13,727,497)	(5,432,941)
Other Operations
Salaries and employee benefits		893,344	680,772	1,349,714
Consulting and outsourced services		603,617	993,425	439,882
Marketing services		601,007	159,774	-
General and administrative		450,847	443,427	1,023,530
Depreciation and amortization		310,610	231,730	251,303
Share-based compensation	13(b)	985,883	397,273	76,461
		3,845,308	2,906,401	3,140,890
Operating loss before the following		(14,748,677)	(16,633,898)	(8,573,831)
Financing expense	9(a)/10	(81)	(59,660)	(3,565,047)
Interest income		20,682	26,152	24,702
Equity loss in investment	7	(489,277)	(1,176,145)	(916,181)
Dilution gain on equity investment	7	489,277	-	-
Gain on sale of equity investment	7	2,305,579	-	-
Gain (loss) on sale of marketable securities	5	172,236	(240,285)	(3,760)
Impairment loss on available for sale investment	5	-	(130,000)	-
Gain (loss) on disposal of assets		21,526	(44,026)	-
Gain on repayment of convertible loan	10	-	-	279,859
Foreign exchange gain (loss)	10	(149,275)	69,676	(3,160,569)
Loss before income taxes		(12,378,010)	(18,188,186)	(15,914,827)
Recovery of income taxes	14	32,024	2,763	1,094,579
Net loss before discontinued operations		(12,345,986)	(18,185,423)	(14,820,248)
Discontinued operations, including gain on disposal of $1,003,577	6	433,791	(499,080)	(1,440,493)
Net loss		(11,912,195)	(18,684,503)	(16,260,741)
Unrealized foreign exchange loss on available for sale investment		-	-	(7,668)
Realized (gain) loss on available for sale investments		(89,762)	240,285	-
Impairment loss on available for sale investment		-	130,000	-
Net change in unrealized gains (losses) on available for sale investments		315,672	52,167	(656,525)
Tax effect of changes in other comprehensive loss		(32,024)	(2,763)	19,807
Comprehensive loss		$ (11,718,309)	$ (18,264,814)	$ (16,905,127)

Basic and diluted net loss per share		$ (0.17)	$ (0.51)	$ (1.84)
Basic and diluted weighted average number of shares outstanding during the year		68,460,843	36,876,491	8,831,930

KISKA METALS CORPORATION

Consolidated Balance Sheets

December 31

(Expressed in Canadian Dollars)

	Note	2010	2009
Assets

Cash and cash equivalents		$ 6,297,716	$ 1,071,695
Restricted cash	4	35,165	-
Marketable securities	5	1,749,450	370,417
Amounts receivable		347,007	51,756
Prepaid expenses and deposits		118,610	152,038
Current assets		8,547,948	1,645,906

Restricted cash	4	112,730	202,707
Property and equipment, net	8	583,135	479,282

Total Assets		$ 9,243,813	$ 2,327,895

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$ 679,101	$ 241,097
Due to related parties	9(b)	15,946	11,340
Joint venture partner deposits		-	32,314
Reclamation obligations	12	378,483	-
Total current liabilities		1,073,530	284,751

Reclamation obligations	12	99,105	401,391
Total liabilities		1,172,635	686,142

Shareholders’ Equity
Share capital	13(a)	78,904,726	65,659,038
Contributed surplus	13(b,c)	10,483,540	5,581,494
Accumulated other comprehensive income		209,329	15,443
Accumulated deficit		(81,526,417)	(69,614,222)
Total shareholders’ equity		8,071,178	1,641,753

Total Liabilities and Shareholders’ Equity		$ 9,243,813	$ 2,327,895
Mineral Property Interests (Note 6) Lease Commitments (Note 11)
APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2010	2009	2008
Cash Flows Used for Operating Activities
Net loss	$ (11,912,195)	$ (18,684,503)	$ (16,260,741)
Add (deduct) items not involving cash:
Mineral property option proceeds	(382,425)	(99,665)	-
Mineral property acquisition costs	-	156,497	-
Reclamation obligation expense	160,914	355,829	-
Impairment loss on mineral properties	-	7,817,788	-
Depreciation and amortization	312,443	240,496	251,303
Equity loss in investment	-	1,176,145	916,181
Financing expense	-	59,660	3,427,570
Foreign exchange (gain) loss	(24,212)	(68,760)	3,313,734
Future income tax recovery	(32,024)	(2,763)	(1,063,300)
Gain on settlement of convertible loan facility	-	-	(279,859)
(Gain) loss on sale of investments and assets	(3,506,494)	284,311	3,760
Impairment loss on available-for-sale investment	-	130,000	-
Share-based compensation	1,684,765	544,872	76,461
	(13,699,228)	(8,090,093)	(9,614,891)
Reclassify interest income	(20,682)	(26,183)	(24,702)
Net change in non-cash working capital balances related to operations:
Amounts receivable	(295,251)	258,499	569,905
Prepaid expenses and deposits	33,428	166,009	552,569
Accounts payable and accrued liabilities	412,832	(638,934)	(1,042,070)
	(13,568,901)	(8,330,702)	(9,559,189)
Cash Flows From (Used for) Investing Activities
Restricted cash	54,812	(10,923)	2,577,999
Proceeds from sale of marketable securities and equity investment	2,735,800	90,099	-
Payment of reclamation expenses	(71,199)	-	-
Interest income received	18,146	52,466	24,702
Purchase of equity investment	-	(410,398)	-
Purchase of property and equipment	(423,117)	(85,168)	(523,057)
	2,314,442	(363,924)	2,079,644
Cash Flows From (Used for) Financing Activities
Proceeds from issuance of shares and warrants	17,176,601	5,009,747	29,430,675
Payment of share issue costs	(713,634)	(438,496)	(172,421)
Proceeds from sale of assets	6,821	-	20,980
Proceeds from note payable / convertible loan	-	1,750,000	-
Cash and cash equivalents acquired (Note 1)	-	4,463,269	-
Repayment of note payable / convertible loan	-	(1,821,712)	(23,828,000)
Repayment of capital lease obligations	-	-	(18,228)
	16,469,788	8,962,808	5,433,006
Effects of foreign currency translation on cash and cash equivalents	10,692	40,953	83,677
Increase (Decrease) in Cash and Cash Equivalents	5,226,021	309,135	(1,962,862)
Cash and Cash Equivalents, Beginning of Year	1,071,695	762,560	2,725,422

Cash and Cash Equivalents, End of Year	$ 6,297,716	$ 1,071,695	$ 762,560

KISKA METALS CORPORATION

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2010	2009	2008
Cash and Cash Equivalents are comprised of:
Cash	$ 5,297,716	$ 571,695	$ 712,560
Term deposits	1,000,000	500,000	50,000

	$ 6,297,716	$ 1,071,695	$ 762,560

Supplemental Information
Income taxes paid	$ -	$ 541	$ 104,463
Interest paid	81	74,659	34,502
Non-cash transactions from investing and financing activities
Marketable securities received for mineral property interest option proceeds	382,425	99,665	-
Marketable securities received on the sale of discontinued operations (Note 6)	1,000,000	-	-
Shares issued for fees and interest on convertible loan	-	-	1,440,336
Shares and options issued for the acquisition of Rimfire Minerals Corporation (Note 1)	-	12,786,175	-

KISKA METALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(Expressed in Canadian Dollars)

	Note	2010	2009	2008
Share capital	13(a)
Balance, beginning of year		$ 65,659,038	$ 50,048,042	$ 20,342,562
Issued in satisfaction of convertible loan commitment fee and interest	10	-	-	1,440,335
Issued for corporate acquisition	1	-	12,412,717	-
Issued for cash in private placement		12,436,750	4,950,000	29,328,000
Value attributable to warrants issued in private placement		(5,074,270)	(1,267,650)	-
Issued upon exercise of stock options/warrants		4,739,851	59,747	102,675
Transfer from contributed surplus on exercise of stock options and warrants		2,102,146	46,800	70,191
Share issue costs		(958,789)	(590,618)	(1,235,721)
Balance, end of year		78,904,726	65,659,038	50,048,042
Equity component of convertible loan	10
Balance, beginning of year		-	-	4,523,973
Equity component of convertible loan		-	-	(4,523,973)
Balance, end of year		-	-	-
Contributed surplus	13(b,c)
Balance, beginning of year		5,581,494	3,290,195	3,283,926
Options issued for corporate acquisition	1	-	373,458	-
Share-based compensation		1,684,765	544,872	76,461
Transfer to common shares on exercise of options		(2,102,146)	(46,800)	(70,192)
Value attributable to warrants issued in private placement		5,074,270	1,267,650	-
Value attributable to brokers’ warrants issued in private placement		245,157	152,119	-
Balance, end of year		10,483,540	5,581,494	3,290,195
Accumulated Deficit
Balance, beginning of year		(69,614,222)	(50,929,719)	(37,313,241)
Impact of repayment of convertible loan	10	-	-	2,644,263
Net loss		(11,912,195)	(18,684,503)	(16,260,741)
Balance, end of year		(81,526,417)	(69,614,222)	(50,929,719)
Accumulated other comprehensive income (loss)
Balance, beginning of year		15,443	(404,246)	240,140
Unrealized foreign exchange loss on available-for-sale investment		-	-	(7,668)
Realized loss on disposal of available-for-sale investments		(89,762)	240,285	-
Impairment loss on available-for-sale-investments		-	130,000	-
Net change in unrealized gains (losses) on available-for-sale investments		315,672	52,167	(656,525)
Tax effect of changes in other comprehensive income (loss)		(32,024)	(2,763)	19,807
Balance, end of year		209,329	15,443	(404,246)
Total shareholders’ equity		$ 8,071,178	$ 1,641,753	$ 2,004,272

The accompanying notes are an integral part of these consolidated financial statements

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

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

Operations and Basis of Consolidation

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2009 includes the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to December 31, 2009. The comparative consolidated annual statements of operations and comprehensive loss and cash flows for the year ended December 31, 2008 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property and equipment	104,188
Future income tax assets	-
Mineral property interests(1)	7,974,288
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS (continued)

(1) The acquisition cost of mineral properties of $7,974,288 represents the difference between the fair value of the consideration paid of $12,786,175 and the fair value of the net tangible assets acquired. An impairment loss of $7,817,788 was recognized in 2009 on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. In accordance with the Company’s accounting policy for mineral properties, the remaining $156,500 of acquisition costs were also expensed in 2009.

Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in share issue costs in the year ended December 31, 2009.

In the year ended December 31, 2009, revenues of $60,644 and the net loss of $1,578,442 of Rimfire have been included in the consolidated statement of operations and comprehensive loss from the date of acquisition to the end of the year.  Had the acquisition of Rimfire occurred at the beginning of the year, the revenue of the combined entity for the year ended December 31, 2009 would have been $301,241 with a net loss of $19,636,744.

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

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

1. ORGANIZATION AND OPERATIONS (continued)

The Company’s subsidiaries and their respective jurisdictions are as follows:

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

(1) Until wound up on July 28, 2010.

(2) Until wound up on December 31, 2010.

Following the acquisition of Rimfire in 2009 the Company is in process of simplifying its corporate structure. As a result of this internal reorganization, Geoinformatics Exploration Australia Pty Ltd and Geoinformatics Exploration Canada Limited were wound up during the year.  The Company also sold its wholly-owned Mexican subsidiary Minera Geoinformatica S.A. de C.V. during the year (Note 6).

Going Concern

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests (see Note 20 Subsequent Events). There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements reflect the following other significant accounting policies:

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. The Company and its subsidiaries operate in Canada, the United States, and Australia.

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

Significant estimates used in these financial statements include, amongst others, estimates of reclamation obligations, the recoverability of amounts receivable, the calculation of stock based compensation, the fair value of marketable securities and warrants issued, and the recoverability of property and equipment, and future income tax assets.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial Assets and Financial Liabilities

The Company’s financial assets, other than cash and cash equivalents (including restricted cash), and financial liabilities are classified as follows:

•

Amounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At December 31, 2010 and 2009, the recorded amounts approximate fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable, due to related party, and joint venture partner deposits are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2010 and 2009, the recorded amounts approximate fair value.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 years
Computer software	2 years
Computer equipment	3.5 years
Field equipment	5 years
Leasehold improvements	Term of lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years

The Company reviews the carrying values of its property and equipment whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows.  An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES – (continued)

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

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration received for the shares.

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

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share is the same as the basic loss per share as the effect of all outstanding options and warrants is anti-dilutive.  All comparative figures have been reclassified to reflect the changes in the number of common shares outstanding due to share consolidations.

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

Warrants

Share issuances that include a warrant are bifurcated into a share and warrant component for accounting purposes.  The warrant component is recorded in contributed surplus and is transferred to share capital upon exercise of the underlying warrant.  The fair values of such warrants are determined using the Black-Scholes option pricing model.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

3. NEW ACCOUNTING STANDARDS

Current Accounting Changes

Comprehensive Revaluation of Assets and Liabilities – Section 1625

In August 2009, the Canadian Institute of Chartered Accountants (“CICA”) also amended Handbook Section 1625, Comprehensive Revaluation of Assets and Liabilities for consistency with new Handbook Section 1582, Business Combinations. The amendments require that, when push-down accounting is used following the acquisition of an enterprise, the assets and liabilities are to be measured at the values used in accounting for the purchase transaction or transactions in accordance with Section 1582. The amendments also require that, when a future income tax asset that arose prior to the date of a comprehensive revaluation and that was not recognized in the comprehensive revaluation is subsequently recognized; the benefit should be recognized in accordance with Section 1582 and Handbook Section 3465, Income Taxes. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 would also be required to adopt Section 1582. The Company adopted this section as of January 1, 2010 (Section 1582 was adopted January 1, 2009), and the adoption of Section 1625 had no impact on the Company’s consolidated financial statements.

Future Accounting Changes

Convergence with International Financial Reporting Standards

In 2006, the Accounting Standards Board of the CICA ratified a strategic plan that will result in Canadian GAAP, as used by public companies, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be completed by 2011. The International Accounting Standards Board currently has projects underway that should result in new pronouncements which will be included in the convergence process.

Effective January 1, 2011, the Company will prepare its financial statements in accordance with IFRS.  The Company will prepare its interim financial results on an IFRS basis beginning with the quarter ended March 31, 2011.  The Company will also provide comparative data for the year ended December 31, 2010 on an IFRS basis, including an opening balance sheet as at January 1, 2010.

The Company is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) major differences from existing accounting policies (ii) new accounting policies which are appropriate for the Company, (iii) the appropriate disclosures in financial statements prepared under IFRS and (iv) developing an implementation plan.

4. RESTRICTED CASH

Restricted cash of $147,895 (2009 - $202,707) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at December 31:

	Number of Shares	Cost	2010 Fair Value	2009 Fair Value
Arcus Development Group Inc.	50,000	$ 7,000	$ 11,250	$ 17,250
Evrim Metals Corp.	2,000,000	1,000,000	1,000,000	-
Brixton Metals Corporation	475,000	156,750	118,750	-
CVC Cayman Ventures Corp.	25,000	4,250	3,500	-
Capstone Mining Corporation	-	-	-	24,467
Island Arc Exploration Corporation	200,000	18,000	12,000	21,000
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	500,000	22,500	52,500	90,000
Millrock Resources Inc.	500,000	222,500	460,000	50,000
Plutonic Power Corporation	-	-	-	95,700
Silver Quest Resources Ltd.	155,000	74,333	91,450	72,000
Balance		$ 1,505,333	$ 1,749,450	$ 370,417

The Company has recorded realized gains of $2,477,815 on the sale of its marketable securities, including its shares in Clancy (Note 7). African Consolidated Resources shares were sold during the previous year for gross proceeds of $90,099, on which the Company realized a loss of $240,285. The Company has also recorded an impairment loss in the statement of operations for the year ended December 31, 2009 of $130,000 on Laurion Minerals Exploration Inc. shares. The fair value of marketable securities is determined by the closing bid price of the shares as quoted on a stock exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2010:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 749,450	$ -	$ -	$ 749,450
Private security	-	1,000,000	-	1,000,000
	$ 749,450	$ 1,000,000	$ -	$ 1,749,450

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

5. MARKETABLE SECURITIES (continued)

There were no transfers between levels of the fair value hierarchy during the year.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2009:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 370,417	$ -	$ -	$ 370,417
Private security	-	-	-	-
	$ 370,417	$ -	$ -	$ 370,417

There were no transfers between levels of the fair value hierarchy during the previous fiscal year.

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for Less than 12 months	Fair Value	Unrealized Losses
December 31, 2010 – Public securities	$ 134,250	$ (44,750)
December 31, 2009 – Public securities	$ 187,417	$ (14,713)

There are four (2009: four) investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS

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

Nevada

Colorback Property

The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on the Cortez-Battle Mountain Trend, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

British Columbia

Gillis Property

The Company has signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% Net Smelter Return (“NSR”), 1.5% of which can be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces. The Company signed an option agreement with CVC Cayman Ventures Corp. (“Cayman”) effective August 30, 2010, whereby Cayman may earn a 51% interest in the Gillis property in return for a total of $2,000,000 in expenditures, $155,000 in cash payments (received $30,000) and issuing 250,000 common shares (25,000 shares received) prior to August 30, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by August 30, 2015.

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS (continued)

The Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Redton Project

Under the terms of an option agreement, the Company had an option to fund $4.75 million in exploration expenditures to earn an 85% interest in the Alkali Gold Project (“Redton”) located in British Columbia, with such expenditures to be incurred over the five-year period ending June 3, 2010. The Company had incurred in excess of $4.75 million in exploration expenditures and earned its 85% interest in Redton. Redton Resources Inc. holds the other 15% interest. The Company made an advance royalty payment of $20,000 during the year.

Thorn Property

The Company holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property. The Company acquired Cangold’s interest in the property by paying cash of $100,000 and issuing 100,000 shares. Cangold maintains an entitlement to 25% of any cash or share payments received by the Company in the event of a third party partner becoming involved in the exploration and development of the property.

On June 3, 2010, the Company signed an agreement with Brixton Metals Corporation (“Brixton”), granting Brixton an option to earn a 51% interest in the property for cash payments totalling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013. Brixton can earn their interest by completing exploration expenditures of $1,000,000 in the first year, and $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of the election.

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

Tide Property

The Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. The Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010 (not spent); an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest (for a total of 70%) by providing 100% of the initial project development financing. At the date of these consolidated financial statements, American Creek has not spent the required $3.5 million in exploration and, hence, the Company continues to carry its 49% interest.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS (continued)

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Kliyul Property

During the year ended December 31, 2010, the Company completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (“Rio Tinto”) (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of a mineral claim held by Northwest Enterprises Inc. These transactions result in the Company owning a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid.

Quesnel Trough Properties

The Quesnel Trough project covers 34,570 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI soil geochemical surveys on the properties in 2009.

Yukon

Boulevard Property (Northgate Alliance)

The Boulevard Property was staked on behalf of an alliance with Northgate Minerals, who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid, of which the Company’s 40% portion is $32,000), issuing an aggregate of 400,000 shares (issued, of which the Company’s 40% portion is 160,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the NSR will be extended to the new claims. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS (continued)

Wernecke Breccia Property

The Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”, now Newmont) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Alaska

Goodpaster Properties

On February 22, 2007, the Company signed an option agreement with Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon is required to fund a total of US$4.8 million in exploration expenditures over 6 years (November 27, 2012) to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production. Underlying royalties of 1.75% to 2% NSR exist on the claims.

Uncle Sam Property

On November 2, 2009, the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock is required to make cash payments totalling US$200,000 over four years with US$40,000 being paid upon the TSX Venture Exchange’s approval of the agreement (paid). The Company has received additional payments of US$40,000 pursuant to this agreement. In addition, Millrock is required to issue 1,000,000 shares to Kiska over four years (500,000 shares received to date) and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold Inc.

Whistler Property

Under the terms of a letter agreement dated June 2007 with Kennecott Exploration Company (“Kennecott”), the Company spent a total of US$5.0 million by December 31, 2008 and earned a 100% interest in the Whistler Project. Kennecott retains a 2% NSR on the Whistler property. During the fiscal year, the Company completed a prescribed exploration program (a three dimensional Induced Polarization geophysical survey and 20 drillholes) on the property and delivered a final report detailing the program as required under a revision of the Kennecott agreement. This work triggered a decision from Kennecott regarding its back-in rights, which they chose to waive, thus allowing the Company 100% ownership and control over the Whistler property, subject to underlying royalties. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over all of these claims.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS (continued)

Copper Joe Property

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

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

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned to Brixton its option on the Victoria Goldfields properties in return for Brixton assuming the exploration funding commitments to Northgate and making a $100,000 payment to the Company (received), including $50,000 paid on signing (received). Brixton has also agreed to issue the Company the equivalent of $100,000 worth of its common shares as consideration for the option (received an equivalent 400,000 common shares of Brixton during the year).The Company remains the operator of the exploration program and incurs all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures. Brixton relinquished their option on this property prior to December 31, 2010.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

6. MINERAL PROPERTY INTERESTS (continued)

Mexico

The Company had held an interest in exploration projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a joint venture with Azure Minerals Limited (“Azure”), which Azure terminated during the year, thus allowing the Company to retain a 100% interest in nine exploration projects.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company has sold its interest in Minera Geoinformatica (“Minera”), thereby selling its 100% interest in nine of the Mexican properties to Evrim Metals Corporation (“Evrim”) for consideration of a total of 2,000,000 common shares of Evrim plus ongoing performance-based share payments. The Company has also appointed a representative to the Evrim Board of

Directors. The performance-based share payments amount to 10,000 to 50,000 shares per property, depending upon the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

The results of Minera up to the date of sale have been presented as discontinued operations on the statement of operations.  Discontinued operations includes revenue of $39,319, and a gain on the sale of $1,003,577 has been recognized.

7. EQUITY INVESTMENT

During the year, the Company sold its total interest in Clancy Exploration Limited (“Clancy”) of 28,506,883 ordinary shares for total proceeds of $2,305,579. Pursuant to the sale a gain of $2,305,579 was recognized in these statements. As at December 31, 2009 the 28,506,883 ordinary shares represented 37.9% of Clancy’s issued and outstanding shares and was accounted for as an equity investment.

During June 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share (the “Rights Offering”) raising approximately A$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of A$456,110 (C$410,398). In December 2009, Clancy completed a share purchase plan in which the Company did not participate. Including private placements during the year, Clancy issued 14,621,793 shares. As a result the Company’s equity interest in Clancy decreased from 47.7% to 37.9% in 2009.

On March 30, 2010, Clancy completed a placement for gross proceeds of A$900,000 from the issuance of 6,923,077 shares at a price of A$0.13 per share. In addition, on August 11, 2010 Clancy closed a rights offering whereby a total of approximately 27,500,000 shares were offered at A$0.08 per share raising approximately A$2,200,000. The Company did not participate in these placements and received $65,190 for the sale of its Clancy rights and its interest decreased from 37.9% to 26.0% prior to the disposition by the Company of its shares in Clancy. Following from this dilution of the Company’s shareholding interest in Clancy, the Company recognized a dilution gain and equity loss on its investment in Clancy of $489,277.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

7. EQUITY INVESTMENT (continued)

For the years ended December 31, 2010, 2009 and 2008, the Company recorded an equity loss on its investment on Clancy as follows:

	2010	2009	2008
Balance, beginning of year	$ -	$ 765,747	$ 1,681,928
Acquisition of ordinary shares	-	410,398	-
Dilution gain on issuance of shares by Clancy	489,277	-	-
Equity in loss of Clancy	(489,277)	(1,176,145)	(916,181)
Balance, end of year	$ -	$ -	$ 765,747

The Company had the following transactions with Clancy for the years ended December 31:

	2010 A$	2009 A$	2008 A$
Revenue earned from services provided to Clancy	$ -	$ -	$ 137,268
Revenue earned from equipment sold to Clancy	-	196	4,246
Expenses paid by the Company on behalf of Clancy	-	-	-
Services purchased from Clancy	-	-	6,240
Expenses paid by Clancy on behalf of the Company	-	2,608	11,390
Amounts received from Clancy in settlement of trade and other receivables	-	116	158,682
Amounts paid to Clancy on trade and other payables	-	-	26,156
Loan repayment by Clancy, on behalf of its subsidiary, Geoinformatics Exploration Tasmania Pty Ltd.	-	-	1,649

The average foreign exchange rate for the year ended December 31, 2010 for $1 Canadian dollar was A$1.0576 (2009 – A$1.1003, 2008 - A$1.1269).

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis were as follows:

	2010	2009
Investment in Clancy on an equity basis	$ -	$ -
Market value of Clancy shares held at December 31	-	3,767,869

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

8. PROPERTY AND EQUIPMENT

	December 31, 2010
	Cost	Accumulated depreciation	Net book value

Appliances	$ 124,396	$ (77,965)	$ 46,431
Camp structures	513,459	(231,043)	282,416
Computer software	72,610	(58,560)	14,050
Computer equipment	168,691	(135,491)	33,200
Field equipment	133,288	(40,127)	93,161
Leasehold improvements	70,299	(40,534)	29,765
Mobile equipment	97,693	(68,440)	29,253
Niton Analyzer	43,586	(32,987)	10,599
Office equipment and furniture	78,324	(34,064)	44,260
	$ 1,302,346	$ (719,211)	$ 583,135

	December 31, 2009
	Cost	Accumulated depreciation	Net book value

Appliances	$ 98,094	$ (37,593)	$ 60,501
Camp structures	286,309	(109,937)	176,372
Computer software	36,456	(24,103)	12,353
Computer equipment	122,843	(87,713)	35,130
Field equipment	73,548	(15,249)	58,299
Leasehold improvements	20,502	(6,407)	14,095
Mobile equipment	121,821	(75,739)	46,082
Niton Analyzer	43,586	(20,149)	23,437
Office equipment and furniture	62,124	(9,111)	53,013
	$ 865,283	$ (386,001)	$ 479,282

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (continued)

 (b) Due to related party

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration

Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its other customers.

At December 31, 2010, the Company was indebted to Equity in the amount of $15,946 (2009 - $11,340) for project expenses and consulting services provided by Equity to the Company. During the year ended December 31, 2010, the Company paid Equity $173,598 (2009 - $54,000, 2008 - $Nil) for providing management services, which has been included in consulting and outsourced services and $26,901 (2009: $Nil; 2008: $Nil) included in exploration expenditures on the Statement of Operations and Comprehensive Loss.

 (c) Mineral property interests

One of the directors indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

10. CONVERTIBLE LOAN FACILITY

In 2007, the Company drew down on a US$20 million convertible loan facility with Geologic Resource Fund LP (“GRF”), which bore interest at 5%.  The Chief Investment Officer of GRF was a member of the Board of Directors of the Company. GRF owned a 36% interest in the Company as at December 31, 2010 (2009 - 40.4%, 2008 – 84.9%).  Over the term of the loan it was  accreted to its face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense was based on the effective interest rate method.  For the year ended December 31, 2008, the Company recorded accretion expense of $2,465,774 related to the loans, which is included in financing expense.

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

11. LEASE COMMITMENTS

The Company has a lease, which expires August 31, 2015 for office space occupied by its head office and a lease for its Anchorage offices expiring on December 31, 2014. At December 31, 2010, the Company has future minimum annual lease commitments as follows:

	2011	2012	2013	2014	2015
Lease payments	$ 147,021	$ 150,126	$ 158,194	$ 140,018	$ 90,328
Operating costs (estimate)	90,724	90,724	90,724	90,724	60,482
Total	$ 237,745	$ 240,850	$ 248,918	$ 230,742	$ 150,810

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

12. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as reclamation obligations. The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $484,303.  The discount rates used to determine the present value of the estimated cash flows is 1.85% to 2.25%.

Balance, December 31, 2008	$ -
Reclamation obligations assumed on acquisition (Note 1)	45,562
Reclamation obligations recognized	355,829
Balance, December 31, 2009	401,391
Reclamation obligations recognized	160,914
Foreign exchange	(13,518)
Payments of reclamation expenses	(71,199)
Balance, December 31, 2010	$ 477,588

13. SHARE CAPITAL

(a) Common shares

Authorized: Unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 1, 2008	4,486,560	$20,342,562
Issued for cash on private placement	19,552,000	29,328,000
Issued in satisfaction of interest on convertible loan	1,178,416	1,440,335
Issued upon exercise of options including transfer from contributed surplus	18,300	172,866
Share issue costs	-	(1,235,721)

December 31, 2008	25,235,276	50,048,042
Issued for acquisition (Note 1)	22,365,258	12,412,717
Issued for cash on private placement	9,000,000	4,950,000
Allocation to fair value of warrants issued in private placement	-	(1,267,650)
Issued upon exercise of options including transfer from contributed surplus	140,827	106,547
Share issue costs	-	(590,618)
December 31, 2009	56,741,361	65,659,038

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(a) Common shares

December 31, 2009	56,741,361	65,659,038
Issued for cash on private placement	16,940,914	12,436,750
Allocation to fair value of warrants issued in private placement	-	(5,074,270)
Issued upon exercise of stock options including transfer from contributed surplus	5,820,423	6,841,997
Share issue costs	-	(958,789)

December 31, 2010	79,502,698	$ 78,904,726

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

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant and were issued for $0.66 per unit. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expire on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. The net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued for $0.66 per unit. The warrants expire on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(a) Common shares (continued)

On August 10, 2010 the Company closed the brokered portion of a private placement of units for total proceeds of $4,102,800. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 10, 2012. A commission of 6% of gross proceeds ($246,168) was paid and is included in share issue costs. Moreover, a total of 80,693 agent’s warrants, valued at $61,917 and charged against share issue costs, were granted in connection with the placement, each entitling the holder to purchase one common share at a price of $0.82 per share until August 10, 2012.

On August 16, 2010 the Company closed the non-brokered portion of the private placement of units for gross proceeds of $2,332,900. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 16, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month hold period expiring December 17, 2010. A cash commission of $126,296 was paid and included in share issue costs in addition to the granting of 154,020 agent’s warrants valued at $118,158 and charged against share issue costs. Each agent’s warrant entitles the holder to purchase one common share at a price of $0.82 per share until August 16, 2012.

(b) Incentive stock options

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

Details of outstanding share purchase options are as follows:

	December 31, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,383,844	$ 1.06	134,808	$ 8.61
Granted	3,000,000	0.87	3,353,328	0.65
Issued on acquisition (Note 1)	-	-	1,905,300	1.51
Exercised	(746,073)	0.57	(140,827)	0.42
Expired	(79,633)	1.49	(169,650)	1.33
Forfeit/Cancelled	(523,311)	0.72	(699,115)	1.87
Outstanding at end of year	6,034,827	$ 1.05	4,383,844	$ 1.06
Options exercisable at end of year	4,194,043	$ 1.14	2,771,982	$ 1.30

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(b) Incentive stock options (continued)

The following share purchase options are outstanding at December 31, 2010.

Expiry Date	Options Outstanding (number of shares)	Options Exercisable (number of shares)	Exercise price	Weighted Average Remaining Life
June 27, 2011	3,000	3,000	$ 7.50	0.49
July 17, 2011	556,800	556,800	1.90	0.54
January 11, 2012	100,050	100,050	2.29	1.03
July 16, 2012	287,100	287,100	2.24	1.54
August 1, 2012	5,998	5,998	6.90	1.59
December 10, 2012	208,800	208,800	1.84	1.95
July 16, 2013	69,600	69,600	0.98	2.54
December 19, 2013	176,175	176,175	0.17	2.97
March 1, 2014	65,250	48,938	0.25	3.17
March 19, 2014	394,554	287,582	0.45	3.22
December 15, 2014	1,320,000	982,500	0.90	3.96
February 4, 2015	250,000	175,000	0.72	4.10
June 25, 2015	250,000	125,000	1.00	4.48
July 12, 2015	2,347,500	1,167,500	0.87	4.53
	6,034,827	4,194,043	1.05	3.55

The weighted average grant-date fair value of share purchase options granted during the year ended December 31, 2010 was $0.87 per option (2009 - $0.41; 2008 - $0.37). The Company determines the fair value of the options for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model and used the following weighted average assumptions:

	December 31, 2010	December 31, 2009	December 31, 2008
Volatility	281%	96%	105%
Risk-free interest rate	2.21%	2.02%	2.88%
Expected life	5 years	4.3 years	5 years
Expected dividend yield	-	-	-

The expected life of options is determined using historical information comparing grant date to exercise or forfeiture date for each of the option groups (employees, officers and directors). The volatility is calculated using the closing price of the common shares over the same period as the expected life of the option granted. The risk–free interest rate is determined from the latest zero-coupon yield rate as published by the Bank of Canada for the period which most closely matches the expected life of the option.

The total share-based compensation expense charged against operations for the year ended December 31, 2010 was $1,684,765 (2009 - $544,872, 2008 - $76,461), of which $581,333 has been allocated to exploration expenditures (2009 - $147,599, 2008 - $Nil), and $117,549 (2009 - $nil, 2008 - $nil) was recognized in consulting and outsourced services. The total share-based compensation cost related to non-vested awards not yet recognized is $1,414,849, to be recognized over a weighted-average 0.91 years.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(c) Warrants

Details of outstanding warrants are as follows:

	December 31, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	5,040,000	$ 0.80	-	$ -
Issued on equity financing	8,840,471	1.02	5,040,000	0.80
Exercised	(5,074,350)	0.85	-	-
Expired	-	-	-	-
Outstanding at end of year	8,806,121	$ 0.99	5,040,000	$ 0.80

The following warrants are outstanding at December 31, 2010.

Number of	Issue Price
Warrants	Per Warrant	Expiry Date
2,084,150	$ 0.80	March 16, 2011
1,639,000	0.92	March 2, 2011
924,050	0.92	March 11, 2011
2,582,401	0.82	August 10, 2012
1,576,520	0.82	August 16, 2012
8,806,121

14. INCOME TAXES

The Company’s future income tax assets and liabilities are:

	December 31
	2010	2009
Future income tax assets (liabilities)
Mineral property interests	$ 2,958,304	$ 2,483,279
Other assets	18,038	3,572
Marketable securities	(24,265)	669
Investments	-	168,938
Tax loss carry-forwards	16,069,075	14,478,391
	19,021,152	17,134,849
Valuation allowance	(19,021,152)	(17,134,849)
Net future income tax assets	$ -	$ -

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

14. INCOME TAXES (continued)

A reconciliation of the provision for income taxes is as follows:

	Year ended December 31
	2010	2009	2008
Loss before income taxes	$ (11,944,218)	$ (18,687,266)	$ (17,355,320)

Combined Canadian and provincial statutory tax rates	28.5%	30.0%	32.5%

Recovery of income taxes based on combined statutory tax rates	$ 3,404,102	$ 5,606,180	$ 5,640,479

Add (deduct):
Higher (lower) effective tax rates in foreign jurisdictions	578,918	67,116	127,074
Non-deductible expenses
Share-based compensation	(280,977)	(130,217)	(24,850)
Equity investment dilution gain	-	-	-
Accretion expense	-	-	(801,377)
Mineral property acquisition costs	-	(2,392,286)	-
Other	(710,060)	(546,570)	319,594
Tax effect of current period losses not recognized	(2,991,983)	(2,604,223)	(4,166,341)
Future income tax asset not previously recognized	32,024	2,763	-
Income tax recovery	$ 32,024	$ 2,763	$ 1,094,579

At December 31, 2010, the Company has unrecognized losses for income tax purposes of approximately $51,152,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2014	$955,000
2015	2,628,000
2026	5,304,000
2027	8,992,000
2028	14,765,000
2029	8,010,000
2030	10,498,000
$51,152,000

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

14. INCOME TAXES (continued)

The Company also has unrecognized resource related tax deductions of approximately $6,995,000 available for deduction against future Canadian taxable income, which can be carried forward indefinitely.

In assessing the Company’s ability to utilize future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible or during the periods before expiry of the loss carry forwards. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the future income tax assets.

15. CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders in the exploration and development of its mineral properties. The Company considers its capital to include the components of shareholders’ equity.

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

December 31, 2010, 2009 and 2008

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

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as an impairment loss on marketable securities.

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

During the year ended December 31, 2010, as a result of fluctuations of the Canadian dollar, the Company recognized a foreign exchange loss of $149,275 in continuing operations. During the year ended December 31, 2009, the Company recognized a foreign exchange gain of $68,760 (2008 – loss of $3,130,547) in operations which was mainly attributable to the US denominated convertible loan facility as described in Note 10.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. As at December 31, 2010, the Company did not hold any of this type of financial instrument. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

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

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates would affect the expected total receipts by $63,000 (2009 - $10,700) and a 10% change in foreign exchange rates would affect the fair value of total assets by $118,600 (2009 - $98,900). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

17. OPERATING SEGMENTS

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and, until October 7, 2010, Mexico (Note 6). All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

The following table shows the assets attributable to each geographical area at the balance sheet dates:

December 31, 2010	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total
Current Assets
Cash and cash equivalents	$ 6,127,520	$ -	$ 151,220	$ -	$ 18,976	$ 6,297,716
Restricted cash	8,719	6,086	20,360	-	-	35,165
Marketable securities	1,749,450	-	-	-	-	1,749,450
Amounts receivable	328,525	16,395	2,087	-	-	347,007
Prepaid expenses and deposits	117,423	259	123	-	805	118,610
	8,331,637	22,740	173,790	-	19,781	8,547,948
Restricted cash	97,690	15,040	-	-	-	112,730
Property and equipment, net	124,744	457,377	1,014	-	-	583,135
Total Assets	$ 8,554,071	$ 495,157	$ 174,804	$ -	$ 19,781	$ 9,243,813

December 31, 2009	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total
Current Assets
Cash and cash equivalents	$ 665,016	$ 51,966	$ 325,760	$ 28,837	$ 116	$ 1,071,695
Marketable securities	370,417	-	-	-	-	370,417
Amounts receivable	40,116	2	2,156	9,482	-	51,756
Prepaid expenses and deposits	78,650	69,623	3,765	-	-	152,038
	1,154,199	121,591	331,681	38,319	116	1,645,906
Restricted cash	106,346	27,500	18,882	-	49,979	202,707
Property and equipment, net	116,915	341,696	1,450	19,221	-	479,282

Total Assets	$ 1,377,459	$ 490,787	$ 352,013	$ 57,540	$ 50,095	$ 2,327,895

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered. During 2010, five customers represented 11% ($72,800), 5% ($33,625), 43% ($285,921), 5% ($30,473) and 31% ($211,282), respectively, of total revenues. During 2009, four customers individually comprised 37% ($111,956), 33% ($99,871), 19% ($58,080) and 10% ($28,566), respectively, of total revenues across all geographic segments. During 2008, four customers individually comprised 33% ($300,000), 26% ($236,775), 20% ($182,421) and 13% ($116,229), respectively, of total revenues.

	Year ended	Year ended	Year ended
	2010	2009	2008
Revenues
Canada	$ 167,925	$ 170,036	$ 719,196
United States	211,282	99,871	-
Australia	254,894	3,144	161,239
Mexico (discontinued)	39,319	-	16,880
Ireland	-	-	-
	$ 673,420	$ 273,051	$ 897,315

	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total

Net Loss for the year ended December 31, 2010	$ (570,319)	$(10,761,195)	$ 50,750	$ (569,787)	$ (61,644)	$(11,912,195)
Included in Net Loss
Mineral property revenue	167,925	211,282	254,894	39,319	-	673,420
Mineral property expenditure	(399,176)	(10,643,580)	(58,215)	(428,951)	-	(11,529,922)
Interest income	19,584	19	1,079	-	-	20,682
Gain on sale of marketable securities	172,236	-	-	-	-	172,236
Gain on sale of equity investment	2,305,579	-	-	-	-	2,305,579
Gain on disposal of assets	1,025,432	-	(329)	3,577	-	1,028,680
Future income tax recovery	32,024	-	-	-	-	32,024
Salaries and employee benefits	(890,412)	-	(2,127)	(46,994)	(805)	(940,338)
Consulting and outsourced services	(532,740)	(14,223)	(22,051)	(24,985)	(34,603)	(628,602)
Marketing services	(600,050)	(724)	(233)	(5,239)	-	(606,246)
General and administrative	(396,871)	(27,860)	(207)	(29,699)	(25,908)	(480,545)
Depreciation and amortization	(78,655)	(231,629)	(326)	(1,833)	-	(312,443)
Share-based compensation	(985,883)	-	-	-	-	(985,883)
Foreign exchange gain/(loss)	(122,313)	87,181	(113,815)	(75,851)	(328)	(225,126)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

17. OPERATING SEGMENTS (continued)

	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total

Net Loss for the year ended December 31, 2009	$(9,616,209)	$(6,844,866)	$(1,677,528)	$(499,080)	$(46,820)	$(18,684,503)
Included in Net Loss
Mineral property revenue	170,036	99,871	3,144	-	-	273,051
Mineral property expenditure	(5,825,476)	(6,361,696)	(1,813,376)	(347,406)	-	(14,347,954)
Interest income	23,308	259	2,585	31	-	26,183
Loss on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Impairment loss on available for sale investment	(130,000)	-	-	-	-	(130,000)
Future income tax recovery	2,763	-	-	-	-	2,763
Equity loss in investment	(1,176,145)	-	-	-	-	(1,176,145)
Depreciation and amortization	(25,809)	(190,900)	(15,021)	(8,766)	-	(240,496)
Share-based compensation	(397,273)	-	-	(27,243)	-	(424,516)
Foreign exchange gain/(loss)	70,691	(1,015)	-	(916)	-	68,760

	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total

Net Loss for the year ended December 31, 2008	$ (8,561,353)	$(4,394,496)	$ (1,819,236)	$(1,440,493)	$(45,163)	$ (16,260,741)
Included in Net Loss
Mineral property revenue	719,196	-	161,239	16,880	-	897,315
Mineral property expenditure	(1,906,110)	(4,407,266)	-	(1,050,862)	-	(7,364,238)
Interest income	23,087	548	1,067	-	-	24,702
Loss on sale of marketable securities	(3,760)	-	-	-	-	(3,760)
Future income tax recovery	1,094,579	-	-	-	-	1,094,579
Equity loss in investment	(180,726)	-	(735,455)	-	-	(916,181)
Financing expense	(3,565,047)	-	-	-	-	(3,565,047)
Gain on repayment of convertible loan	279,859	-	-	-	-	279,859
Depreciation and amortization	(55,939)	(17,579)	(159,596)	(18,189)	-	(251,303)
Share-based compensation	(76,461)	-	-	-	-	(76,461)
Foreign exchange gain/(loss)	(3,406,389)	12,951	225,348	30,023	7,520	(3,130,547)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

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

The Financial Accounting Standards Board ("FASB") has published the Accounting Standards Codification ("ASC") as the sole source of authoritative non-governmental U.S. GAAP.  The references to the standards reflect the new ASC, which is not intended to change U.S. GAAP but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets:

Consolidated Statements of Operations	2010	2009	2008

Net loss under Canadian GAAP	$ (11,912,195)	$ (18,684,503)	$ (16,260,741)
Mineral property interest acquisition costs	233,279	330,598	158,990
Impairment of mineral property acquisition costs	-	(98,221)	-
Net mineral property interest acquisition costs (a)	233,279	232,377	158,990
Gain on sale of assets	(37,707)	-	-
Equity loss in investment (a)	-	274,750	-
Future income tax recovery (b)	-	-	(1,063,300)
Deferred tax benefit (b)	-	-	52,293
	195,572	507,127	(852,017)
Net loss under U.S. GAAP	$ (11,716,623)	$ (18,177,376)	$ (17,112,758)
Basic and diluted loss per share under U.S. GAAP	$ (0.17)	$ (0.49)	$ (1.94)

Comprehensive loss under Canadian GAAP	$ (11,718,271)	$ (18,264,814)	$ (16,905,127)
Net adjustments to consolidated statements of operations per above	195,572	507,127	(852,017)

Comprehensive loss under U.S. GAAP	$ (11,522,699)	$ (17,757,687)	$ (17,757,144)

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

18. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets	2010
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interests (a)	$ -	$ 1,080,546	$ 1,080,546
Equity investment (a)	-	-	-
Share capital (b)	78,904,726	2,895,516	81,800,242
Deficit (a,b)	(81,526,417)	(1,814,970)	(83,341,387)

	2009
Mineral property interests (a)	$ -	$ 884,973	$ 884,973
Equity investment (a)	-	274,750	274,750
Share capital (b)	65,659,038	2,895,516	68,554,554
Deficit (a,b)	(69,614,222)	(1,735,793)	(71,350,015)

Consolidated Statements of Cash Flows	2010	2009	2008

Cash Flows Used for Operating Activities under Canadian GAAP	$ (13,568,901)	$ (8,330,702)	$ (9,559,189)
Net mineral property interest acquisition costs (a)	233,279	232,377	158,990

Cash Flows Used for Operating Activities under U.S. GAAP	$ (13,335,622)	$ (8,098,325)	$ (9,400,199)

Cash Flows Used for Investing Activities under Canadian GAAP	$ 2,314,442	$ (363,924)	$ 2,079,644
Net adjustments to consolidated statements of operations	(233,279)	(232,377)	(158,990)

Cash Flows Used for Investing Activities under U.S. GAAP	$ 2,081,163	$ (596,301)	$ 1,920,654

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

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

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

19. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified where necessary to conform to the presentation used in the current year.

20. SUBSEQUENT EVENTS

The Company has entered into the following transactions since the end of the fiscal year, not otherwise disclosed in these consolidated financial statements:

(a)

On February 21, 2011, the Company granted 1,735,000 incentive stock options to directors, officers and employees of the Company at a price of $1.35, expiring February 17, 2016. Individual grants exceeding 30,000 per person will vest over two years. Options were granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2010.

(b)

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) of the Company, which included the full exercise of the underwriters’ over-allotment option of 1,965,000 units, at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Units comprise of one common share and one half of a common share purchase warrant, with each Warrant entitling the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60. A commission of $1,039,485, representing 6% of the total gross proceeds realized from the placement, was paid to a syndicate of underwriters.

(c)

Since the end of the fiscal year, total proceeds of $35,250 and $3,964,666 have been received by the Company on the exercise of 40,000 options and 4,576,700 warrants, respectively.

(d)

The Company has sold a total of 447,500 common shares of Evrim Resources Corp. since the end of the fiscal year, for net proceeds of $350,805.

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

Management’s Discussion and Analysis

of Financial Results

For the Year

Ended December 31, 2010

Dated: May 2, 2011

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company”) as of May 2, 2011 and should be read in conjunction with the Company’s consolidated financial statements and related notes as at and for the year ended December 31, 2010. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Mexico and Australia. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past five years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.2

Overview

During the third quarter of 2010, the Company completed the field program as required by Kennecott Exploration Company (“Kennecott”) and delivered the final report. The “trigger program” consisted of a total of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 metres of diamond drilling. While the Company was waiting for Kennecott ’s decision, a program of exploration drilling was undertaken on the Whistler resource area where a total of five holes totaling 4,456 metres were completed. These drill holes, and 10 previously reported holes not included in a 2008 resource estimate have been incorporated into a new resource estimate reported on January 12, 2011.

Three holes were also completed on the Raintree West prospect located immediately to the east of the Whistler deposit for a total of 1,092 metres. The most southerly hole at Raintree West returned a highlight interval of 83 m grading 1.2 g/t gold, 11.8 g/t silver and 0.06% copper. Nine holes were completed on Island Mountain totaling 3,937 metres with several returning strongly gold and copper mineralized intervals. One of the best intersections, collared 100 m north of the 2009 discovery hole, returned a highlight interval of 114.9 m grading 1.25 g/t gold and 0.23% copper.. Geological mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain.

Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, and now retain a 2% Net Smelter Royalty on the property. The Company now owns 100% of the project subject to the underlying royalties and net profits interest.

In August 2010, the Company completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. In addition, 234,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $180,075 which was charged against share issue costs. The net cash proceeds from this placement were $6,063,236.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim assumed Kiska’s Mexican offices and staff. In consideration, Evrim issued two million shares to Kiska and will make ongoing performance-based share payments.

In late 2010, the Company commenced the relocation of the exploration camp from the north end of the property to a new location southeast of the Whistler Deposit, at a newly constructed 3000 foot airstrip. The new location for the camp was chosen for its proximity to the area of drilling to reduce associated costs.

In November 2010, the Company sold its 26.0% interest in Clancy Exploration Limited (“Clancy”) of 28,506,883 ordinary shares for total proceeds of $2,305,579. Pursuant to the sale a gain of $2,305,579 was recognized in these statements. As at December 31, 2009 the 28,506,883 ordinary shares represented 37.9% of Clancy’s issued and outstanding shares and was accounted for as an equity investment.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.3

Selected Annual Performance

	2010	2009	2008

Mineral property revenues	$634,101	$273,051	$880,435
Net loss before discontinued operations	(12,435,986)	(18,185,423)	(14,820,248)
Net loss per share before discontinued operations	(0.18)	(0.49)	(1.68)
Net loss	(11,912,195)	(18,684,503)	(16,260,741)
Net loss per share	(0.17)	(0.51)	(1.84)
Total assets	9,243,813	2,327,895	2,645,343
Long-term liabilities	99,105	401,391	-
Shareholder’s equity (deficit)	8,071,178	1,641,753	2,004,272

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

As part of the amended Kennecott Agreement negotiated in June 2009, the Company agreed to complete a specified work program (the “trigger program”) with defined amounts of geophysics and drilling on several targets within the Whistler project area. On completion of that program and delivery of a report detailing the program, plus up to a 90 day study period, Kennecott was to decide whether to exercise its right to back in or relinquish back-in rights and revert to a royalty. The program which was completed in the third quarter and was to consist of:

- Up to 341 line kilometers of 2D and 3D Induced Polarization (IP) geophysics on regional targets.

- Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7,000m in aggregate.

The trigger program was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.

The 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 78% complete in early November 2009 when it was terminated due to frozen ground conditions. During 2009, five holes were drilled for a total of 1,520 metres. The IP survey revealed multiple targets which exhibit a similar geophysical response to the response associated with current gold-copper resource at Whistler. An 11 hole drill program was initiated in mid-March. Upon completion of the program in early May, a total of 4,225 metres had been drilled. Of the trigger program, a total of 16 holes and 5,745 metres had been drilled.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Alaska (continued)

Whistler Project

In early June, the technical committee decided not to continue with the completion of the remaining 3D IP survey as originally planned. In exchange for this reduction in the amount of IP, 3 more drill holes were added to the program. The final phase of the “trigger program” commenced in early June with three holes drilled on Island Mountain, two on Round Mountain and the final two on reconnaissance targets in the Whistler Orbit area for a total of 7 holes and 1,990 metres drilled. The “trigger program” field program was completed as of July 8, 2010 with totals of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 metres. A technical report on the trigger program was delivered to Kennecott in the first week of August ending all commitments to Kennecott. Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, but will retain a 2% Net Smelter Royalty on the property. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over all of these claims.

The post-trigger program consisted of exploration drilling on the Whistler resource where five holes totaling 4,456 metres were completed within the reporting period. These drill holes will be incorporated into a new resource estimate completed and reported on January 12, 2011. Three holes were also completed on the Raintree West prospect located 1.5 kilometres to the east of the Whistler deposit for a total of 1,092 metres. Highlights include drill hole WH10-24, drilled at the Raintree West target, which returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc within a larger interval that averaged 0.47 g/t gold, 5.4 g/t silver, 0.04% copper, 0.23% lead and 0.51% zinc over 299 metres.  An additional nine holes, totaling 3,937 metres, were completed at Island Mountain after completion of the trigger program. Hole IM10-013 was collared 110 metres northwest of the Island Mountain discovery section and intersected 114.9 metres of 1.251 g/t gold, 4.0 g/t silver and 0.23% copper. Mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain. Results from Hole IM10-013 indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where recent surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks. Activities in the next quarter will center around the building of a new camp facility at the new gravel strip constructed in a location more central to planned exploration as well the interpretation and reporting of results.

Initial metallurgical studies were carried out on gold-copper mineralization from Island Mountain. Tests on two composite samples utilizing open circuit flotation followed by cyanide leaching of flotation tailings returned average copper concentrates grading 23% copper with recoveries averaging 67% for copper and 82% for gold. Further metallurgical work will investigate maximizing gold recoveries by gravity separation and locked cycle flotation processing, as well as other methods of process optimization. These additional techniques seeking better recoveries represent the standard procedure that follows initial tests. Metallurgical testing was carried out by G&T Metallurgical Labs in Kamloops B.C. under the supervision of Robert J. Tucker, P.Eng. who also provided the interpretation of results.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile.

On January 12, 2011, a revised NI 43-101 compliant mineral resource estimate was reported for the Whistler Deposit. The updated resource was completed by Robert Morris, M.Sc., P.Geo of Moose Mountain Technical Services and has been filed on SEDAR. Mr. Morris is a Qualified Person as defined under the terms of NI 43-101. The estimate incorporates the results of 10 previously reported drillholes not included in the 2008 SRK estimate, including five drillholes completed by Kiska in the fall of 2010. The update pit-constrained resource, using a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off) yields an indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.3M oz Au Eq) and an inferred resource of 145.7M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.5M oz Au Eq).  The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Alaska (continued)

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval (paid). In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (500,000 shares received to date) and spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold, Inc.

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

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle and Bou-Swede claims. Rubicon Minerals Corporation (“Rubicon”) has an option agreement to explore the properties dated February 22, 2007. Rubicon will fund a total of USD$4.8 million in exploration over 6 years (to November 27, 2012, the date of the initial letter agreement) to earn a 60% interest in the Alaska properties. Upon vesting, they may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production. The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favor of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

No work was conducted on the Goodpaster properties in 2010.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska. Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Alaska (continued)

Copper Joe

A five week program was completed on the property in August consisting of approximately 20.8 line-kilometers of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. Final interpretation and receipt of geochemical results for the program will occur in the next quarter, forming the basis for future exploration.

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

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been  making staged cash payments which will total A$250,000 over the earn-in period.

In the first quarter of 2010, the Inmet funded a 900 metre, 4 hole aircore/diamond drill program on the Barmedman exploration licence, targeting copper and gold anomalies identified during a deep penetrating (partial leach geochemistry and pH measurements) geochemical soil survey completed in November and December of 2009. The program targeted three distinct copper and gold anomalies with associated pathfinder elements. Results of the drill program were unsuccessful in identifying any significant bedrock-hosted mineralization.

Victoria Goldfields Properties

Effective June 27th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company is exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company will receive cash payments totalling $100,000 (received) and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price (received an equivalent 400,000 common shares of Brixton during the year). The Company remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties have  reassigned the option back to the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Australia (continued)

As part of the agreement, Brixton has funded a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential and these will be followed up by IP (induced polarization) surveys in subsequent programs. On the Murtoa License a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

Boulevard Property

This property consists, consisting of 238 claims, and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals, who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid, of which the Company’s 40% portion is $32,000), issuing an aggregate of 400,000 shares (issued, of which the Company’s 40% portion is 160,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the NSR will be extended to the new claims. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Since optioning the project Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length. No programs have been announced for the 2011 season.

Gillis Property

The Gillis property covers 6,182 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective August 30, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling $155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares of Cayman Ventures Corporation to the Company by August 30, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by August 30, 2015.

To date, the property work has progressed from area identification, through reconnaissance stream sediment and soil sampling to extensive soil geochemical grid sampling, outlining large areas of anomalous gold, silver, arsenic and antimony soil values.  In 2011, Cayman will undertake an exploration program focused on trenching, as well as mapping and prospecting. The trenching will ascertain the orientation, extent and grade of promising mineralization discovered to date.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

British Columbia and Yukon Projects (continued)

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million. No work was conducted on the Grizzly property in 2010.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.  No work was conducted on this prospect in 2010.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to Northgate Minerals Corporation, subject to an underlying NSR. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

The Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Redton Project

The Redton project is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest. In the late summer, a 600 line kilometre airborne magnetic and VTEM electromagnetic survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property.  The 200 line kilometer south block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Company made an advance royalty payment of $20,000 during the year.

Quesnel Trough Project

The Quesnel Trough project covers 34,570 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties in 2009. This method applies an ultra-sensitive sampling and analytical technique designed to detect mineralization concealed by post-mineral cover sediments such as glacial till. The surveys did create some moderate contrast anomalies that were followed up by tighter spaced sampling. In 2010 a 4 hole program of diamond drilling totaling 245 m tested targets on 3 of the claim groups. Xstrata employed a small

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

British Columbia and Yukon Projects (continued)

scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.Xstrata completed MMI soil geochemical surveys on the properties in 2009.

Thorn Property

The Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

Since the corporation acquired the property exploration programs have included the drilling of 32 holes (3840 m) property wide airborne EM and magnetic surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

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

Brixton is planning a 3000 metre drill program for 2011.

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010 (not spent) and can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

British Columbia and Yukon Projects (continued)

Wernecke Breccia Project

Wernecke Breccia project, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009 or 2010. Fronteer (now Newmont) is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. Fronteer, who owns 80% of the project, and the Company will be seeking joint venture partners to continue exploration of the property.  No work was conducted on the project in 2010.

Williams Property

The Williams property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of a mineral claim held by Northwest Enterprises Inc. These transactions result in the Company owning a 100% interest in the 4350 hectacre property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Mexico (continued)

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or

50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County  approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

No exploration has been conducted on the property since 2007. Exploration plans for 2011 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by the Company.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in this past quarter.

Expenditures for the year ending December 31, 2010 are summarized in the following table: (all amounts in Canadian dollars):

	USA	Australia	BC & Yukon	Mexico (Discontinued)	Total
Acquisition costs	$ 97,073	$ 2,673	$ 170,925	$ 4,045	$ 274,716

Exploration costs
Aircraft and helicopter	3,804,926	-	9,177	-	3,814,103
Assays and analysis	411,383	66,178	143	1,489	479,192
Community CSR	82,084	567	-	-	82,651
Camp and support	73,564	3,589	1,558	3,539	82,249
Data management and maps	4,220	243	534	920	5,916
Drilling & trenching	2,436,184	125,918	-	-	2,562,102
Equipment	112,971	2,133	238	(2,655)	112,688
Geological and engineering	544,062	37,764	34,384	158,133	774,343
Geophysical surveying	126,257	46,909	68,304	-	241,471
Licencing and filing	271,196	335	12,046	251,822	535,399
Materials and supplies	265,473	10,749	5,417	1,573	283,212
Project management	1,827,565	103,162	259,727	9,219	2,199,672
Telephone	34,813	2,079	196	1,782	38,870
Travel	648,883	24,649	7,453	21,061	702,045
	10,643,578	424,276	399,177	446,882	11,913,914

Exploration reimbursements	-	(366,061)	-	(17,931)	(383,992)
Reclamation obligation	44,589	5,165	116,073	(4,913)	160,914
	10,688,168	63,380	515,250	424,038	11,690,836

Total Acquisition & Exploration Costs	10,785,241	66,053	686,175	428,083	11,965,552
Option proceeds & management fees	(211,282)	(254,894)	(167,925)	(39,319)	(673,420)
Net Expenditures	$ 10,573,959	$ (188,841)	$ 518,250	$ 388,764	$11,292,132

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Financial Results

For the year ended December 31, 2010, Kiska incurred a net loss of $11,912,195 ($0.17 per share) compared with a net loss of $18,684,503 ($0.51 per share) for the year ended December 31, 2009. The decrease in the loss is attributable to the impairment loss on the mineral properties acquired from Rimfire Minerals Corporation during the third quarter of 2009. This was partly offset by the Kennecott exploration program undertaken in 2010 below. The majority of exploration expenditures were incurred on the Whistler project. During the latter half of 2009, the Company adopted a care and maintenance budget for all other exploration projects while the Company continued to undertake the Kennecott exploration program, as required to maintain control of its Whistler project, and corporate acquisition opportunities were examined.

Revenue increased during the fourth quarter primarily from the receipt of option payments. Overall option proceeds are significantly higher than in the previous year with an increase in option fees earned on Alaskan properties (2010: $211,282 versus 2009: $99,871) and Australian properties (2010: $254,894 versus 2009: $3,144). The Company negotiated a number of option agreements during the year. This resulted in the receipt of option fees from Brixton ($100,000 plus 400,000 common shares of Brixton – an equivalent additional $100,000 value) on the Victorian Goldfields project, cash payments of US$40,000 and 250,000 common shares (with an equivalent value of US$165,209) received from Millrock Resources on the Uncle Sam (Alaska) project. Additionally, fees received by the Company on the BC and Yukon properties are largely consistent with the previous fiscal year (2010: $167,925 versus 2009: $170,036) with option fees received from Brixton on the Thorn project (cash $37,500 plus 75,000 common shares with an equivalent value of $24,000), Silver Quest Resources Ltd on the Boulevard Project (cash $16,000 and 80,000 common shares with an equivalent value of $56,800) and CVC Cayman Ventures Corp. on the Gillis Project (cash $30,000 and 25,000 common shares with an equivalent value of $3,625).

Losses from discontinued Mexican operations increased slightly from $499,080 to $569,786, despite operations being de-consolidated after October 7, 2010. Losses from Mexican operations increased as a result of higher geological consulting and mineral license feeslicencing expended in 2010 on the Mexican projects. The gain on sale of the Mexican assets of $1,003,577 has been offset against these losses, resulting in a net gain from discontinued operations of $433,791.

The most significant item comprising general and administrative expenses was salaries for administration of the exploration programs and management of the portfolio of exploration properties. Wages have increased year on year, net of transfers to projects, from $680,772 in 2009 to $893,344 in 2010 as a result of an increase in corporate human resources and stock-based compensation (gross stock-based compensation was $1,684,785 – 2009: $544,872, and net of transfers to projects $985,883 – 2009: $397,273). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 13(b) of the annual consolidated financial statements). Transfers on wages to projects include project management fees ($2,199,672 – 2009: $724,535) and geological and engineering ($774,343 – 2009: $408,394). Net increases in these balances also result from the increase in stock-based compensation charged to projects and staffing, consistent with the Company’s retention of 100% of the Whistler project and increase in year on year exploration. Marketing costs were also a significant expense as the Company participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. In the previous year, significant costs were associated with the search for a corporate acquisition and a failed merger attempt. These costs were categorized as consulting and outsourced services in the previous year. Consulting and outsourced services in the current year include corporate accounting, audit and legal fees. Financing expenses in the previous fiscal year ($59,660) were paid as part of the acquisition of Rimfire Minerals Corporation.

The Company’s equity loss on its investment in Clancy arose as a result of dilution gains earned in the year of $489,277 resulting from rights offerings by Clancy for total proceeds of A$3,100,000 (refer Note 7 of the annual consolidated financial statements). In the previous fiscal year, the Company wrote its investment in Clancy down to a $Nil value, incurring an equity loss of $1,176,145.  During the year, the Company sold its total investment in Clancy

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

for net proceeds of $2,305,579 (Note 7 of the annual consolidated financial statements). Moreover, the Company realized gains on sales of its marketable securities of $172,236 (2009: loss of $240,285). Market conditions in 2010 were, generally, more favorable than the previous fiscal year.

The Company sold its Mexican projects to Evrim Metals Corporation effective October 7, 2010 for a gain of $1,003,577. Proceeds included 2,000,000 common shares of Evrim with a fair market value of $1,000,000. Contingent consideration exists and is disclosed in Note 6 of the annual consolidated financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009 (restated)	Q2 2009	Q1 2009
Revenues	$ 462	$ 75	$ 82	$ 15	$ 205	$ 68	$ -	$ -
Loss from operations	(2,595)	(6,429)	(3,732)	(1,993)	(2,736)	(12,353)	(817)	(728)
Net gain (loss)	265	(6,470)	(3,708)	(1,999)	(3,583)	(12,226)	(1,618)	(1,258)
Loss per common share	$ (0.00)	$ (0.09)	$ (0.06)	$ (0.03)	$ (0.10)	$ (0.31)	$ (0.06)	$ (0.05)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at December 31, 2010 was $6,297,716 compared with $1,071,695 at December 31, 2009. The Company had working capital of $7,474,418 at December 31, 2010 compared with working capital of $1,361,155 at December 31, 2009. The increase in working capital is attributable to the completion of a brokered private placement during the first and third quarters, as well as exercises of warrants and options during the period.

For the year ended December 31, 2010 and 2009, cash used in operating activities was $13,568,904 and $8,330,702, respectively. The increase is attributable to increased exploration and administrative activities in the current year compared to curtailed activities to preserve cash in the previous year. The sale of the Company’s Clancy investment and other marketable securities resulted in a cash inflow from investing activities (2010 – $2,314,442, 2009 – outflow of $363,924 as a result of the Company’s additional investment in Clancy’s rights offering in the prior year). The proceeds were partially offset by purchases of exploration equipment for the Whistler and Australia projects.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at 510 Burrard Street. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The Company had 79,502,698 issued and outstanding common shares as of December 31, 2010. During the year, there were 5,074,350 warrants and 746,073 options exercised for cash proceeds of $4,313,700 and $426,151 respectively.

Note 13(a) of the annual consolidated financial statements outlines details of private placements during the year.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.7

Capital Resources (continued)

Options

Details of outstanding share purchase options are as follows:

	December 31, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,383,844	$ 1.06	134,808	$ 8.61
Granted	3,000,000	0.87	3,353,328	0.65
Issued on acquisition (Note 1)	-	-	1,905,300	1.51
Exercised	(746,073)	0.57	(140,827)	0.42
Expired	(281,716)	0.55	(169,650)	1.33
Forfeit/Cancelled	(321,228)	1.06	(699,115)	1.87
Outstanding at end of year	6,034,827	$ 1.05	4,383,844	$ 1.06
Options exercisable at end of year	4,194,043	$ 1.14	2,771,982	$ 1.30

The following share purchase options are outstanding at December 31, 2010.

Expiry Date	Options Outstanding (number of shares)	Options Exercisable (number of shares)	Exercise price	Weighted Average Remaining Life
June 27, 2011	3,000	3,000	$ 7.50	0.49
July 17, 2011	556,800	556,800	1.90	0.54
January 11, 2012	100,050	100,050	2.29	1.03
July 16, 2012	287,100	287,100	2.24	1.54
August 1, 2012	5,998	5,998	6.90	1.59
December 10, 2012	208,800	208,800	1.84	1.95
July 16, 2013	69,600	69,600	0.98	2.54
December 19, 2013	176,175	176,175	0.17	2.97
March 1, 2014	65,250	48,938	0.25	3.17
March 19, 2014	394,554	287,582	0.45	3.22
December 15, 2014	1,320,000	982,500	0.90	3.96
February 4, 2015	250,000	175,000	0.72	4.10
June 25, 2015	250,000	125,000	1.00	4.48
July 12, 2015	2,347,500	1,167,500	0.87	4.53
	6,034,827	4,194,043	1.05	3.55

The weighted average grant-date fair value of share purchase options granted during the year ended December 31, 2010 was $0.87 per option (2009 - $0.41; 2008 - $0.37).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.7

Capital Resources (continued)

Warrants

Details of outstanding warrants are as follows:

	December 31, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	5,040,000	$ 0.80	-	$ -
Issued on equity financing	8,840,471	1.02	5,040,000	0.80
Exercised	(5,074,350)	0.85	-	-
Outstanding at end of year	8,806,121	$ 0.99	5,040,000	$ 0.80

The following warrants are outstanding at December 31, 2010.

Number of	Issue Price
Warrants	Per Warrant	Expiry Date
2,084,150	$ 0.80	March 16, 2011
1,639,000	0.92	March 2, 2011
924,050	0.92	March 11, 2011
2,582,401	0.82	August 10, 2012
1,576,520	0.82	August 16, 2012
8,806,121

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

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at December 31, 2010:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 1,109,065	$ 237,745	$ 489,768	$ 381,552	$ -
Conditional Option payments	104,375	81,875	12,500	10,000	-
Conditional exploration expenditures	5,175,000	75,000	100,000	5,000,000	-
Total contractual obligations	$ 6,284,065	$ 394,620	$ 602,268	$ 5,391,552	$ -

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

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

(b) Due to related party

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

At December 31, 2010, the Company was indebted to Equity in the amount of $15,946 (2009 - $11,340) for project expenses and consulting services provided by Equity to the Company. During the year ended December 31, 2010, the Company paid Equity $173,598 (2009 - $54,000, 2008 - $Nil) for providing management services, which has been included in consulting and outsourced services and $26,901 (2009: $Nil; 2008: $Nil) included in exploration expenditures on the Statement of Operations and Comprehensive Loss.

(c) Mineral property interests

One of the directors indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

1.10

Fourth Quarter

The Company sold its interest in the Mexican properties to Evrim Metals Corporation in the fourth quarter. Accordingly, a gain of $1,003,577 was recognized on sale (Note 6 of the annual consolidated financial statements).

The Company also sold its equity investment in 28,506,883 (26.0%) common shares of Clancy Exploration Limited, an Australian listed corporation, for net proceeds (and gain) of $2,305,579 (Note 7 of the annual consolidated financial statements).

Additional stock-based compensation was recognized in the fourth quarter of $332,474 as a result of the Company’s re-assessment of stock volatility. Average volatility for vested awards during the year was 281% (2009: 96%). Total stock-based compensation for the year (including that prorated to exploration expenditures) was $1,684,765 (2009: $544,872).

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Future Accounting Changes: International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company will prepare the first interim report under IFRS for the period ending March 31, 2011 with the first annual report for the period ending December 31, 2011, with IFRS comparatives for 2010.

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

The Company has commenced preparation of the opening balance sheet for the adoption of IFRS. The most significant change may be inclusion of Mineral Properties on the balance sheet where Company policy has been to expense all acquisition and exploration costs as incurred.

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment as one alternative to fair value measurement. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet.

Since the Company does not have any reserves on the mineral properties, it is difficult to determine an appropriate stream of probable cash flows to determine the fair value of the mineral properties. It is likely that the Company will continue the current policy whereby all mineral property expenditures are expensed as incurred. Once an economically recoverable reserve is determined for the properties then a fair value in use based on probable cash flows will be calculated. Final figures have not been compiled as of the date of these financial statements.

In addition, IFRS 2 “Share-based Payment” requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value.  In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense.  Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

Events Subsequent to Year End

The Company has entered into the following transactions since the end of the fiscal year, not otherwise disclosed in this management discussion and analysis:

(e)

On February 21, 2011, the Company granted 1,735,000 incentive stock options to directors, officers and employees of the Company at a price of $1.35, expiring February 17, 2016. Individual grants exceeding 30,000 per person will vest over two years. Options were granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2010.

(f)

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) of the Company, which included the full exercise of the underwriters’ over-allotment option of 1,965,000 units, at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Units comprise of one common share and one half of a common share purchase warrant, with each Warrant entitling the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60. A commission of $1,039,485, representing 6% of the total gross proceeds realized from the placement, was paid to a syndicate of underwriters.

(g)

Since the end of the fiscal year, total proceeds of $35,250 and $3,964,666 have been received by the Company on the exercise of 40,000 options and 4,576,700 warrants, respectively.

(h)

The Company has sold a total of 447,500 common shares of Evrim Resources Corp. since the end of the fiscal year, for net proceeds of $350,805.

(i)

On January 12, 2011 the Company reported the results  of a revised NI 43-101 compliant mineral resource estimate for the Whistler Deposit. The estimate incorporates the results of 10 previously reported drillholes not included in the 2008 SRK estimate, including five drillholes completed by Kiska in the fall of 2010. A pit-constrained resource, using a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off) yields an indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.3M oz Au Eq) and an inferred resource of 145.7M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.5M oz Au Eq). The updated resource was completed by Moose Mountain Technical Services. A NI 43-101 Technical Report will be filed on SEDAR. Robert J. Morris, M.Sc., P. Geo., of Moose Mountain Technical Services Ltd.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

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

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

1.15

Other Requirements (continued)

Risks Factors and Uncertainties (continued)

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

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

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

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