Form 20-F/A
KISKA METALS CORP.
filed 2011-05-27
CIK 1135347

MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of January, 2011.

BETWEEN:

KISKA METALS CORPORATION, of 575 – 510 Burrard Street, Vancouver, British Columbia  V6C 3A8

(the “Corporation”)

AND:

EQUITY EXPLORATION CONSULTANTS LTD., of 200–900 West Hastings Street, Vancouver, British Columbia  V6C 1E5

(the “Manager”)

AND:

DAVID A. CAULFIELD, of Box 151, Heriot Bay, BC V0P 1H0

(“Caulfield”)

WHEREAS:

A.

One of the principals of the Manager is Caulfield, who has expertise in administration and management which is of value to the Corporation; and

B.

The Corporation wishes to engage the Manager to provide Caulfield’s administration and management services to the Corporation on the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants hereinafter contained, and other good and valuable consideration, the receipt of which is acknowledged, the parties hereto agree as follows:

1.0

INTERPRETATION

1.1

Sections and Headings

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof.  Each reference in this Agreement to a designated section or other subdivision is to the designated section or other subdivision of this Agreement.

1.2

Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3

Governing Law

This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.  Disputes with respect to the application or interpretation of this Agreement shall be subject to the provisions of the Arbitration Act (British Columbia).

1.4

Severability

The various sections, subsections, and clauses, in this Agreement are severable and if any section or subsection or other identifiable part is held to be invalid, void or unenforceable by any court, tribunal or other body or person of competent jurisdiction, this will not affect the validity or enforceability of the other provisions or identifiable parts, and such other provisions and parts will be and remain in full force and effect.

1.5

Currency

Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

2.0

APPOINTMENT AND POSITION

2.1

Engagement

The Corporation hereby agrees to continue to engage the Manager to provide the services of Caulfield, on the terms and subject to the conditions set out in this Agreement. This Agreement will supersede and replace any and all prior engagement agreements between the parties.

3.0

DUTIES AND RESPONSIBILITIES

3.1

Duties

Caulfield shall be responsible for Business Development for the Corporation, together with such other duties and responsibilities, as the Board of Directors (the “Board”) or the Chief Executive Officer (the “CEO”) of the Corporation shall decide from time to time.

3.2

Reports

Caulfield will, if requested by the Board or CEO, prepare such regular written reports to the Corporation, as are reasonable, on all matters relating to his duties and responsibilities hereunder, outlining his objectives and detailing the results achieved.

3.3

Location of Engagement and Travel

The Corporation’s offices shall be at Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada. The Manager and Caulfield acknowledge and agree that, in view of the nature of the Corporation’s business, his responsibilities and duties may require frequent travel and absences from the Corporation’s offices.

3.4

Conflicts

Caulfield will avoid conflicts of interest with any aspect of his position with the Corporation.  Caulfield agrees not to participate in any outside business relationships which may involve such a conflict of interest and, in the event Caulfield discovers that a potential or actual conflict exists, he shall immediately advise the Corporation of the potential or actual conflict.  Caulfield shall not have any substantial financial interest in any enterprise, except the Manager, that has business dealings with the Corporation.

4.0

REMUNERATION

4.1

Management Fee

The Corporation hereby agrees to remunerate the Manager in an amount to be mutually agreed upon at each anniversary date for providing and continuing to provide the services referred to herein.  The amount shall be $14,666 per month commencing as January 1, 2011 until December 31, 2011 (the “Management Fee”).

4.2

Bonus

The Manager may receive a bonus in accordance with the Corporation’s policies as determined by the Board from time to time.

4.3

Stock Options

The Manager or Caulfield shall be eligible to receive stock options to purchase common shares in the capital of the Corporation, subject to regulatory approval, in such amounts and with such vesting requirements as may be determined by the Board.

4.4

Vacation

It is understood that the Manager will provide vacation from time to time to Caulfield at mutually agreed times, not to exceed four weeks per annum .

5.0

RENEWAL

This Agreement may be renewed by the Corporation upon substantially the same terms and conditions for a period of not more than one year.

6.0

TERMINATION

6.1

Termination by Either Party

This Agreement shall continue until December 31, 2011, however, any party hereto may terminate this Agreement by giving six months’ written notice to the other parties.  In the event the Corporation does not provide the required six months’ notice, the Corporation shall pay the Manager a sum equal to six months’ fees hereunder.

6.2

Effect of Termination

In the event that the Manager’s engagement with the Corporation is terminated, the Manager shall have no right, entitlement or claim to any further remuneration, benefits, rights, damages or privileges, whether pursuant to this Agreement or otherwise, other than as specified in this Agreement.

7.0

NOTICE

Any notice under this Agreement shall be given in writing and delivered to the party to receive such notice at the address of the party indicated on page 1 hereof, or at such other address as a party may hereafter designate by notice in writing.  Such notice shall be effective forthwith from the date of delivery.

8.0

CONFIDENTIALITY

For the purposes of this Section 8.0, any reference to “Corporation” shall mean the Corporation, its affiliates and subsidiaries.  In the course of carrying out and performing his duties and responsibilities to the Corporation pursuant to this Agreement, Caulfield shall obtain access to and be entrusted with Confidential Information (as hereinafter defined) relating to the business and affairs of the Corporation.  Except in the normal and proper course of his duties hereunder, Caulfield shall not use for his own account or disclose to anyone else, during or after the term of this agreement, any confidential or proprietary information or material relating to the operations or business of the Corporation which Caulfield obtains from the Corporation or the officers, employees, agents, suppliers or customers of the Corporation or otherwise by virtue of the Manager’s engagement with the Corporation.  Confidential information includes, without limitation, the following types of information or material, both existing and contemplated, regarding the Corporation: corporate information, including plans, strategies, tactics, policies, resolutions, and any litigation or negotiations; financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings; operational and scientific information, including trade secrets; technical information, technical drawings and designs, mine plans, pit designs and reserve and resource estimates; and personnel information, including personnel lists, resumes, personnel data, organizational structure and performance evaluations (collectively, the “Confidential Information”).

9.0

RETURN OF PROPERTY

9.1

Property of the Corporation

Caulfield agrees that all documents (including, without limitation, software and information in machine-readable form) of any nature pertaining to activities of the Corporation and to its subsidiaries and affiliates, including without limitation, Confidential Information, in Caulfield’s possession now or at any time during the term of this Agreement, are and shall be the property of the Corporation, its subsidiaries and affiliates, and that all such documents and all copies of them shall be surrendered to the Corporation whenever requested by the Corporation.

9.2

Return of Property Upon Termination

Upon termination of the Manager’s engagement, Caulfield and the Manager shall immediately return to the Corporation all property of the Corporation in as good a condition as when received by him (normal wear and tear excepted in the case of tangible property), including, without limitation, all originals and copies of records, manuals, tools, equipment, supplies, including all equipment, documents, notes, credit or charge cards, computer disks, computer software and hardware, portable telephones, notes, specifications, papers, keys, customer or client lists, technical information and data, samples, reports, studies, findings, prototypes, sketches, photographs, plans, drawings, manuals, financial information and any other information (including copies, summaries and excerpts) belonging to or relating to the business of the Corporation, or any subsidiary or associated corporation or created by Caulfield in the course of the Manager’s engagement by the Corporation, which are in Caulfield’s or the Manager’s possession or control.

10.0

ACKNOWLEDGEMENT

The Manager and Caulfield acknowledge that, in connection with the Manager’s engagement with the Corporation, the Manager shall receive or shall become eligible to receive substantial benefits and compensation.  The Manager and Caulfield acknowledge that the Manager’s engagement by the Corporation and all compensation and benefits and potential compensation and benefits to the Manager from such engagement will be conferred by the Corporation upon the Manager only because and on condition of the Manager’s and Caulfield’s willingness to commit Caulfield’s best efforts and loyalty to the Corporation, including protecting the Corporation’s right to have its Confidential Information protected from non-disclosure by Caulfield and abiding by the confidentiality, and other provisions herein.  The Manager and Caulfield understand the Manager’s and Caulfield’s duties and obligations as set forth in Sections 8.0 and 9.0 and agrees that such duties and obligations would not unduly restrict or curtail the Manager’s or Caulfield’s legitimate efforts to earn a livelihood following any termination of the Manager’s engagement with the Corporation.  The Manager and Caulfield agree that the restrictions contained in Sections 8.0 and 9.0 are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation are waived by the Manager and Caulfield.  The Manager and Caulfield further acknowledge that irreparable damage would result to the Corporation if the provisions of Sections 8.0 and 9.0 herein were not specifically enforced, and agree that the Corporation shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure to comply with the provisions of Sections 8.0 and 9.0

10.0

ASSIGNMENT

This Agreement may not be assigned by either party.

11.0

ACCEPTANCE

This Agreement is subject to acceptance by regulatory authorities, if required.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

KISKA METALS CORPORATION

“Jason Weber”

By:

Authorized Signatory

EQUITY EXPLORATION CONSULTANTS LTD.

“Darcy Baker”

By:

Authorized Signatory

SIGNED, SEALED AND DELIVERED in the presence of: “Henry Awmack” Signature 1735 Larch Street, Vancouver, BC, Canada Address Geological Engineer Occupation	“David Caulfield” DAVID A. CAULFIELD