Form 20-F/A
KISKA METALS CORP.
filed 2011-05-27
CIK 1135347

EXHIBIT 15.1

LETTER TO THE COMMISSION OF FORMER PRINCIPAL ACCOUNTANT

MCGOVERN, HURLEY, CUNNINGHAM, LLP

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2010

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

May 20, 2011

 /s/ “McGovern, Hurley, Cunningham, LLP”

Toronto, Ontario

Former Principal Accountant of Kiska Metals Corporation