Form 20-F/A
KISKA METALS CORP.
filed 2011-11-22
CIK 1135347

OMB APPROVAL
OMB Number: 3235-0288 Expires: January 31, 2012 Estimated average burden hours per response.2611.00

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A-2

Amendment No. 2

(Mark One)

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

-0-

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

Yes   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   No

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

 Yes   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer

   Accelerated filer

Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item l7  Item l8

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes   No

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

EXPLANATORY NOTE

This Amendment No. 2 to the Registrant’s Transition Report on Form 20-F for the transition period from February 1 to December 31, 2009 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 8 (Financial Information), Item 15 (Controls and Procedures), Item 16F (Change in Registrant’s Certifying Accountant), Item 17 (Financial Statements) and Item 19 (Exhibits). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 sets forth the complete text of the above-referenced Items and all amendments thereto (except for the disclosures under Items 8 and 15, which remain as before), and includes new letters to the Commission from the Registrant’s former principal accountants attached hereto as Exhibits 15.1 and Exhibit 15.2 and new certifications pursuant to Rules 13a-14(a) or 15d-14(a) and Rules 13a-14(b) or 15d-14(b) under the Exchange Act attached hereto as Exhibits 12.1, 12.2, 13.1 and 13.2.

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

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

TABLE OF CONTENTS

	PART I	Page

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS Not amended
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE Not amended
ITEM 3	KEY INFORMATION Not amended
ITEM 4	INFORMATION ON THE CORPORATION Not amended
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS Not amended
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES Not amended
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS Not amended
ITEM 8	FINANCIAL INFORMATION Not amended
ITEM 9	THE OFFER AND LISTING Not amended
ITEM 10	ADDITIONAL INFORMATION Not amended
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Not amended
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES Not amended

TABLE OF CONTENTS

	PART II	Page

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Not amended
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS Not amended
ITEM 15	CONTROLS AND PROCEDURES Not amended
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT Not amended
ITEM 16B	CODE OF ETHICS Not amended
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES Not amended
ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES Not amended
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS Not amended
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	9
ITEM 16G	CORPORATE GOVERNANCE Not amended

	PART III

ITEM 17	FINANCIAL STATEMENTS	12
ITEM 18	FINANCIAL STATEMENTS	12
	Not amended
ITEM 19	EXHIBITS	13

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

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Ernst & Young LLP Chartered Accountants (“E&Y”) resigned as the Corporation’s principal accountant effective June 11, 2008. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of E&Y on the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion. However, E&Y added a paragraph, required by reporting standards in the United States, but not by reporting standards in Canada if the doubts about the Corporation's ability to continue as a going concern is included in the notes to the consolidated financial statements, explaining that the Corporation’s financial statements are affected by conditions and events that cast substantial doubt on its ability to continue as a going concern, such as those described in Note 1 to the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2007.

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

The Board of Directors appointed McGovern, Hurley, Cunningham, LLP Chartered Accountants (“MHC”) to be the Corporation’s principal accountant effective June 11, 2008.

The report of MHC on the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion. However, MHC added a paragraph, required by reporting standards in the United States, but not by reporting standards in Canada if the doubts about the Corporation's ability to continue as a going concern is included in the notes to the consolidated financial statements, explaining that the Corporation’s financial statements are affected by conditions and events that cast substantial doubt on its ability to continue as a going concern, such as those described in Note 1 to the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2008.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging MHC, the Corporation did not consult MHC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

MHC resigned as the Corporation’s principal accountant on October 20, 2009. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

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

The Corporation has provided Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP with a copy of its disclosures under Item 16F of this amended transition report on Form 20-F/A-2 (Amendment No. 2). The Corporation has requested that Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP each furnish the Corporation with an updated letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed each letter from Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP as Exhibits 15.1 and 15.2 to this amended transition report on

Form 20-F/A-2 (Amendment No. 2).

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

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2009

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

Not Amended

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(2)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(3)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2010	(2)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(2)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(2)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(4)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(2)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(2)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)
15.1	Updated Letter from former principal accountant Ernst & Young LLP	(1)
15.2	Updated Letter from former principal accountant McGovern, Hurley, Cunningham, LLP	(1)

(1) Filed as exhibits to this amended transition report on Form 20-F/A-2 for the fiscal year ended December 31, 2009.

(2) Filed as exhibits to the transition report on Form 20-F for the fiscal year ended December 31, 2009 as filed on April 23, 2010.

(3) Filed under cover of Form 6-K on EDGAR effective June 22, 2009.

(4) Filed under cover of Form 6-K on EDGAR effective June 19, 2009.

KISKA METALS CORPORATION

Schedule II - Valuation Allowance

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended Transition Report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President, CEO & Director

Date: November 21, 2011

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

Amended and Restated

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

The consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 were, except as to Note 19, audited by other auditors who expressed an opinion without reservation on those statements in their reports dated November 21, 2011.  We have audited the information in Note 19 for the years ended December 31, 2008 and 2007 and, in our opinion, such information is presented fairly in all material respects.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

November 21, 2011

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those

Amended and Restated

described in Note 1 to the financial statements. Our report to the shareholders dated November 21, 2011, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered chartered accountants when these are adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

November 21, 2011

Amended and Restated

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Kiska Metals Corporation (formerly “Geoinformatics Exploration Inc.”)

We have audited the consolidated balance sheet of Kiska Metals Corporation (formerly, “Geoinformatics Exploration Inc.”) (the “Company”) as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the year then ended, excluding Note 19. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements referred to above, excluding Note 19, present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 21, 2011.

/s/  McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

Licensed Public Accountants

TORONTO, Canada

November 21, 2011

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the Shareholders dated November 21, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

/s/  McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

Licensed Public Accountants

TORONTO, Canada

November 21, 2011

ERNST & YOUNG

Ernst & Young LLP

Chartered Accountants

Amended and Restated

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Kiska Metals Corporation (formerly Geoinformatics Explorations Inc.)

We have audited the consolidated statements of operations and comprehensive loss, statements of shareholders’ equity, and cash flows of Kiska Metals Corporation (the “Company”) for the year ended December 31, 2007, excluding Note 19.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements, excluding Note 19, based on our audit.

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

In our opinion, the consolidated financial statements referred to above, excluding Note 19, present fairly, in all material aspects, the results of the operations and the cash flows of Kiska Metals Corporation for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada

November 21, 2011

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

ERNST & YOUNG

Ernst & Young LLP

Chartered Accountants

Amended and Restated

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are effected by conditions and events that cast substantial doubt of the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Board of Directors dated November 21, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada

November 21, 2011

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

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

Amended and Restated

KISKA METALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(Expressed in Canadian Dollars)

	Note	2009Restated Note 3	2008	2007
Share capital	14(a)
Balance, beginning of year		$ 50,048,042	$ 20,342,562	$ 17,751,886
Issued in satisfaction of convertible loan commitment fee and interest	11	-	1,440,335	704,764
Issued for corporate acquisition	1	12,412,717	-	-
Issued for cash in private placement		4,950,000	29,328,000	-
Value attributable to warrants issued in private placement		(1,267,650)	-	-
Issued upon exercise of stock options/warrants		59,747	102,675	3,503,381
Transfer from contributed surplus on exercise of stock options		46,800	70,191	17,764
Share issue costs		(590,618)	(1,235,721)	(1,635,233)
Balance, end of year		65,659,038	50,048,042	20,342,562
Equity component of convertible loan	11
Balance, beginning of year		-	4,523,973	-
Equity component of convertible loan		-	(4,523,973)	4,523,973
Balance, end of year		-	-	4,523,973
Contributed surplus	14(b,c)
Balance, beginning of year		3,290,195	3,283,926	2,540,208
Options issued for corporate acquisition	1	373,458	-	-
Share-based compensation		544,872	76,461	761,482
Transfer to common shares on exercise of options		(46,800)	(70,192)	(17,764)
Value attributable to warrants issued in private placement		1,267,650	-	-
Value attributable to brokers’ warrants issued in private placement		152,119	-	-
Balance, end of year		5,581,494	3,290,195	3,283,926
Accumulated Deficit
Balance, beginning of year		(50,929,719)	(37,313,241)	(22,838,606)
Impact of repayment of convertible loan	11	-	(2,644,263)	-
Net loss		(18,684,503)	(16,260,741)	(14,474,635)
Balance, end of year		(69,614,222)	(50,929,719)	(37,313,241)
Accumulated other comprehensive income (loss)
Balance, beginning of year		(404,246)	240,140	(100,655)
Unrealized foreign exchange loss on available-for-sale investment		-	(7,668)	(18,538)
Realized loss on disposal of available-for-sale investments		240,285	-	-
Impairment loss on available-for-sale-investments		130,000	-	-
Net change in unrealized gains (losses) on available-for-sale investments		52,167	(656,525)	455,347
Tax effect of changes in other comprehensive income (loss)		(2,763)	19,807	(96,014)
Balance, end of year		15,443	(404,246)	240,140
Total shareholders’ equity (deficiency)		$ 1,641,754	$ 2,004,272	$ (8,922,640)

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

4. NEW ACCOUNTING STANDARDS (continued)

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

6. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at December 31:

	Number of Shares	Cost	2009 Fair Value	2008Fair Value
African Consolidated Resources plc	-	$ -	$ -	$ 80,532
Arcus Development Group Inc.	150,000	21,000	17,250	-
Capstone Mining Corporation	8,707	26,730	24,467	-
Island Arc Exploration Corporation	200,000	18,000	21,000	-
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	2,000,000	90,000	90,000	40,000
Millrock Resources Inc.	250,000	57,500	50,000	-
Plutonic Power Corporation	30,000	96,900	95,700	-
Silver Quest Resources Ltd.	180,000	42,080	72,000	-
Balance		$ 352,210	$ 370,417	$ 120,532

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

8. EQUITY INVESTMENT (continued)

For the years ended December 31, 2009, 2008 and 2007, the Company recorded an equity loss on its investment on Clancy as follows:

	2009	2008	2007
Balance, beginning of year	$ 765,747	$ 1,681,928	$ 252,965
Acquisition of ordinary shares	410,398	-	-
Dilution gain on issuance of shares by Clancy	-	-	1,646,124
Equity in loss of Clancy	(1,176,145)	(916,181)	(217,161)
Balance, end of year	$ -	$ 765,747	$ 1,681,928

For the years ended December 31, the Company had the following transactions with Clancy.

	2009A$	2008 A$	2007 A$
Revenue earned from services provided to Clancy	$ -	$ 137,268	$ 154,746
Revenue earned from equipment sold to Clancy	196	4,246	-
Expenses paid by the Company on behalf of Clancy	-	-	10,000
Services purchased from Clancy	-	6,240	15,619
Expenses paid by Clancy on behalf of the Company	2,608	11,390	3,310
Amounts received from Clancy in settlement of trade and other receivables	116	158,682	-
Amounts paid to Clancy on trade and other payables	-	26,156	-
Loan repayment by Clancy, on behalf of it’s subsidiary, Geoinformatics Exploration Tasmania Pty Ltd.	-	1,649	-

The average foreign exchange rate for the year ended December 31, 2009 for $1 Canadian dollar was A$1.1003 (2008 –A$1.1269, 2007 - A$1.1160).

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis are as follows:

	2009	2008
Investment in Clancy on an equity basis	$ -	$ 765,747
Market value of Clancy shares	3,767,869	1,169,922

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

KISKA METALS CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

14. SHARE CAPITAL (continued)

(b) Incentive stock options (continued)

Details of outstanding share purchase options are as follows:

	December 31, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	134,808	$ 8.61	337,783	$ 7.47
Granted	3,353,328	0.65	3,600	7.50
Issued on acquisition (Note 1)	1,905,300	1.51	-	-
Exercised	(140,827)	0.42	(20,200)	6.90
Expired	(169,650)	1.33	(18,300)	5.40
Forfeit/Cancelled	(699,115)	1.87	(168,075)	6.66
Outstanding at end of year	4,383,844	$ 1.06	134,808	$ 8.61
Options exercisable at end of year	2,771,982	$ 1.30	125,318	$ 7.32

The following share purchase options are outstanding at December 31, 2009.

Expiry Date	Options Outstanding(number of shares)	Options Exercisable(number of shares)	Exercise price	Weighted Average Remaining Life
March 10, 2010	1,333	1,333	$ 9.30	0.19
December 22, 2010	87,000	87,000	1.36	0.98
June 27, 2011	7,500	7,500	7.50	1.49
July 17, 2011	556,800	556,800	1.90	1.54
January 11, 2012	100,050	100,050	2.29	2.03
July 16, 2012	287,100	287,100	2.24	2.54
August 1, 2012	14,331	14,331	6.90	2.59
December 10, 2012	208,800	208,800	1.84	2.95
July 16, 2013	78,300	78,300	0.98	3.54
December 19, 2013	208,800	193,575	0.17	3.97
March 1, 2014	130,500	65,250	0.25	4.17
March 19, 2014	1,183,330	394,443	0.45	4.22
December 15, 2014	1,520,000	777,500	0.90	4.96
	4,383,844	2,771,982		3.81

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

	Year ended	Year ended	Year ended
	2009	2008	2007
Revenues
Canada	$ 170,036	$ 719,196	$ 779,115
United States	99,871	-	-
Australia	3,144	161,239	424,516
Mexico	-	16,880	104,414
Ireland	-	-	50,000
	$ 273,051	$ 897,315	$ 1,358,045

	Canada	United States	Australia	Mexico	Ireland	Total
	(Restated –Note 3)	(Restated –Note 3)	(Restated –Note 3)			(Restated –Note 3)
Net Loss for the year ended December 31, 2009	$(9,616,209)	$(6,844,866)	$(1,677,528)	$(499,080)	$(46,820)	$(18,684,503)
Included in Net Loss
Mineral property revenue	170,036	99,871	3,144	-	-	273,051
Mineral property expenditure	(5,825,476)	(6,361,696)	(1,813,376)	(347,406)	-	(14,347,954)
Interest income	23,308	259	2,585	31	-	26,183
Loss on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Impairment loss on available for sale investment	(130,000)	-	-	-	-	(130,000)
Future income tax recovery	2,763	-	-	-	-	2,763
Equity loss in investment	(1,176,145)	-	-	-	-	(1,176,145)
Depreciation and amortization	(25,809)	(190,900)	(15,021)	(8,766)	-	(240,496)
Share-based compensation	(397,273)	-	-	(27,243)	-	(424,516)
Foreign exchange gain/(loss)	70,691	(1,015)	-	(916)	-	68,760

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

70

KISKA

METALS CORPORATION

(formerly Geoinformatics Exploration Inc.)

Management’s Discussion and Analysis

of Financial Results

AMENDED AND RESTATED

For the year ended

December 31, 2009

70

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

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 76 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

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

"

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

British Columbia and Yukon Projects (continued)

"

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

"

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

"

Kliyul Property, covering 3,656 hectares, is located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has a 30% interest in the Kliyul property in a joint venture with Kennecott holding 45% and Daylight Energy Ltd. holding the remaining 25%.

"

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

"

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

"

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

British Columbia and Yukon Projects (continued)

"

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

"

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

"

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

"

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

"

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

"

Colorback Property, consisting of 202 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

"

Hilltop Property, consisting of 82 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

"

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

o

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

o

Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

o

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

Endnotes

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated

Amended and Restated