Form 20-F/A
KISKA METALS CORP.
filed 2011-11-22
CIK 1135347

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

EXPLANATORY NOTE

This Amendment No. 2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (“Amendment No. 2”) is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance (the “Staff”) requesting that the Registrant file an amended Annual Report on Form 20-F that includes all applicable items and exhibits, including certifications, within one filing.

In response to the Staff’s request, this Amendment No. 2 contains disclosures for all applicable Form 20-F Items. All applicable exhibits, including currently-dated Sarbanes-Oxley Section 302 and 906 certifications of the Registrant's principal executive officer and principal financial officer, have been filed as exhibits to this Amendment No. 2, within one filing.

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

The following table summarizes information pertaining to operations of the Corporation for the last five fiscal years.

	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006
Mineral Property Revenue	$ 634,101	$ 273,051	$ 880,435	$ 1,358,045	$ 1,728,740
Net Loss	(11,912,195)	(18,684,503)	(16,260,741)	(14,474,635)	(9,868,724)
Per Share	(0.17)	(0.51)	(1.84)	(3.73)	(3.25)

Current Assets	8,547,948	1,645,906	1,293,202	7,620,730	7,245,835
Mineral Property Interests		-	-	-	-
Other Assets	695,865	681,989	1,352,141	2,034,642	531,545
Total Assets	9,243,813	2,327,895	2,645,343	9,655,372	7,777,380
Current Liabilities	1,073,530	284,751	641,071	1,663,823	1,342,480
Long-Term Liabilities	99,105	401,391	-	16,914,189	9,082,066
Shareholders’ Equity	8.071,178	1,641,753	2,004,272	(8,922,640)	(2,647,166)

Weighted Average Shares Outstanding(number of shares)	68,460,843	36,876,491	8,831,930	3,859,409	3,033,247

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
Werneckes
Whistler
Boulevard
Thorn
Poker Creek
Williams
RDN/Grizzly
Redton
Tide
Kliyul
Quesnel Trough
Gillis
Colorback/Hilltop
San Juan
Sonora Properties
El Nilo
La Noria
N
E
W
S
0
500
1,000
kilometres
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

Whistler Property, Anchorage Recording District, Alaska

N
W
E
S
0
25
50
kilometres
0
15
30
miles
Petersville
Talkeetna
WHISTLER PROJECT
Petersville to Whistler
100 km (62 miles)
Skwentna
Skwentna Winter Ice Road
Skwentna River
Susitna River
George Parks Hwy
Chackachamna to Whistler
88 km (55 miles)
Beluga to Whistler
193 km (120 miles)
Proposed Chackachamna Hydro/Mt. Spurr Geothermal Power
Glenn Hwy
Beluga Crossing
65 km (40 miles)
Anchorage
(Deep Water Port)
Beluga
Tyonek
Cook Inlet
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

Rainy Pass Camp
N
W
E
S
ROUND MTN
WHISTLER
RAINTREE
WH09-002
WH09-001
RAINMAKER
WH09-003
MUDDY CREEK
ISLAND MTN
IM09-002
IM09-001
0
5
10
kilometres
2009 Drill Collars
Pre 2009 Drill Collars
3D IP line
2D IP line
Whistler Claim outline
Prospect
Resource

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

Fund exploration expenditures of:

•

not less than an aggregate of $3,000,000 on or before December 31, 2006(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

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
VICTORIA
ARARAT SOUTH
DUNDONNEL
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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Evrim Resources Corp. Kaminak Gold Corporation	Director Director Member, Advisory Board	01/87 to present09/10 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
George Ireland	Geologic Resource Partners Merrill & Ring Inc.	Chief Investment Officer Director	03/04 to present 01/86 to present
Geoffrey Chater	Esperanza Resources Corp. Valley High Ventures Ltd Greystar Resources Ltd Levon Resources Ltd. Bearing Resources Ltd	Director President & Director Vice President & Director Director CEO & Director	06/10 to present 08/10 to 03/11 04/06 to 06/10 03/11 to 04/11 03/11 to present
Adrian Rothwell	MBMI Resources Inc. Centurion Minerals Limited Nulegacy Gold Corporation	Chief Financial Officer Chief Financial Officer Chief Financial Officer	08/06 to present 06/08 to present 01/11 to present

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

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2010	$155,000	NIL	NIL	225,000	NIL	NIL	NIL
David A. Caulfield, Co-chairman and Director Business Development [1]	Dec. 2010	NIL	NIL	NIL	240,000	NIL	NIL	$160,000[2]
Bipin Ghelani,Director	Dec. 2010	NIL	NIL	$16,000	120,000	NIL	NIL	NIL
Alan J. Hutchison,Corporate Secretary [2]	Dec. 2010	NIL	NIL	NIL	40,000	NIL	NIL	NIL[2]
John A. Kanellitsas Co-chairmanDirector	Dec. 2010	NIL	NIL	$16,000	120,000	NIL	NIL	NIL
Geoffrey Chater, Director	Dec. 2010	NIL	NIL	$8,000	187,500	NIL	NIL	NIL
George Ireland,Director	Dec. 2010	NIL	NIL	$8,000	187,500	NIL	NIL	NIL
Mark T.H. SelbyDirector	Dec. 2010	NIL	NIL	$16,000	110,000	NIL	NIL	NIL
Jason S. Weber., President, CEO & Director	Dec. 2010	$165,000	NIL	NIL	265,000	NIL	NIL	NIL
Dorothy Miller,CFO [3]	Dec. 2010	$ 101,471	NIL	NIL	220,000	NIL	NIL	NIL

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

Outstanding Director and Officer Stock Options as at December 31, 2010

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant $
Mark E. Baknes	87,00013,05013,05013,0508,70017,400100,000 225,000	July 17, 2006Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 12 July, 2010	1.902.292.241.840.980.170.90 0.87	July 17, 2011Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015	1.902.292.241.840.980.170.90 0.87
David A. Caulfield	130,50021,75043,5008,7008,70030,450105,000 240,000	July 17, 2006Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 July 12, 2010	1.902.292.241.840.980.170.90 0.87	July 17, 2011Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015	1.902.292.241.840.980.170.90 0.87
Bipin A. Ghelani	21,7508,7008,7008,70013,05095,000 120,000	July 17, 2006Jan. 11, 2007July 16, 2007Dec. 10, 2007Dec. 19, 2008Dec. 15, 2009 July 12, 2010	1.902.292.241.840.170.90 0.87	July 17, 2011Jan. 11, 2012July 16, 2012Dec. 10, 2012Dec. 19, 2013Dec. 15, 2014 July 12, 2015	1.902.292.241.840.170.90 0.87
Alan J. Hutchison	21,7504,3504,35025,000 40,000	July 16, 2007Dec. 10, 2007July 16,2008Dec. 15, 2009 July 12, 2010	2.241.840.980.90 0.87	July 16, 2012Dec. 10, 2012July 16, 2013Dec. 15, 2014 July 12, 2015	2.241.840.980.90 0.87
John A. Kanellitsas	333,33395,000 120,000	March 19, 2009Dec. 15, 2009 July 12, 2010	0.450.90 0.87	March 19, 2014Dec. 15, 2014 July 12, 2015	0.450.90 0.87
George Ireland	125,000 62,500	June 25, 2010 July 12, 2010	1.00 0.87	June 25, 2015 July 12, 2015	1.00 0.87
Dorothy G. Miller	43,5008,70013,05013,050100,000 110,000	July 17, 2006Jan. 11, 2007July 16, 2007Dec. 10, 2007Dec. 15, 2009 July 12, 2010	1.902.292.241.840.90 0.87	July 17, 2011Jan. 11, 2012July 16, 2012Dec. 10, 2012Dec. 15, 2014 July 12, 2015	1.902.292.241.840.90 0.87
Geoffrey Chater	125,000 62,500	June 25, 2010 July 12, 2010	1.00 0.87	June 25, 2015 July 12, 2015	1.00 0.87
Mark T. H. Selby	65,25085,000 110,000	March 1, 2009Dec. 15, 2009 July 12, 2010	0.250.90 0.87	March 1, 2014Dec. 15, 2014 July 12, 2015	0.250.90 0.87
Jason Weber	21,7508,70013,050108,75013,05030,450135,000 265,000	July 17, 2006Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 July 12, 2010	1.902.292.241.840.980.170.90 0.87	July 17, 2011Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015	1.902.292.241.840.980.170.90 0.87
Total	3,504,833

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

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2011.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 522,517 [1] Options: 597,250 [2] Warrants: 5,000	0.78%
David A. Caulfield, P. Geo. Quadra Island, BC Co-Chairman of the Board, Director	Common Shares: 752,641 [1] Options: 708,600 [2] Warrants: Nil [3]	1.06%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 114,360 [1] Options: 335,900 [2] Warrants: Nil	0.17%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 58,500 [1] Options: 95.450 [2] Warrants: Nil [3]	0.05%
John Kanellitsas Sun Valley ID Co-Chairman of the Board, Director	Common Shares: 175,000 [1] Options: 608,333 [2] Warrants: 12,500 [3]	0.15%
Mark T.H. Selby Toronto ON Director	Common Shares: 35,000 [1] Options: 320,250 [2] Warrants: 15,000 [3]	0.03%
Geoffrey Chater Maple Ridge, BC Director	Common Shares: 25,000 [1] Options: 247,500 [2] Warrants: 12,500 [3]	0.03%
George Ireland Boston, Mass. Director	Common Shares: 435,799 [1] Options: 247,500 [2] Warrants: 97,500 [3]	0.77%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer,Director	Common Shares: 200,515 [1] Options: 715,750 [2] Warrants: 15,000 [3]	0.28%
Adrian Rothwell North Vancouver, BC Chief Financial Officer	Common Shares: 19,000 [1] Options: 120,000 [2] Warrants: 5,000 [3]	0.02%

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

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited (“CDS”)Toronto, ON	Common Shares: 79,500,067	80.53%
Depository Trust Company (“DTC”)New York, NY	Common Shares: 6,513,222	6.69%
Geologic Resource Partners[1]	Common Shares: 28,659,485 Warrants: 1,829,268	29.43%

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year endedDecember 31, 2010	Fiscal Year ended December 31, 2009
Audit Fees	120,000	$ 89,000
Audit-Related Fees	22,000	60,728
Tax services - Canadian	25,000	-
Tax services - US	-	-
Tax services - Australia	-	-
All Other Fees	-	240
Total fees billed	167,000	$ 149,968

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

The Corporation has provided MHC with a copy of its disclosures under Item 16F of this amended annual report on Form 20-F/A-2 (Amendment No. 2). The Corporation has requested that MHC furnish the Corporation with a letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed the letter from McGovern, Hurley, Cunningham, LLP as Exhibit 15.1 to this amended annual report on Form 20-F/A-2 (Amendment No. 2).

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

November 21, 2011

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

November 21, 2011

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Kiska Metals Corporation (formerly “Geoinformatics Exploration Inc.”)

We have audited the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity of Kiska Metals Corporation (the “Company”)  for the year ended December 31, 2008, excluding Notes 6 and 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements referred to above, excluding Notes 6 and 18, present fairly, in all material respects, the results of the operations and the cash flows of the Company for the year ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

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

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at December 31:

	Number of Shares	Cost	2010 Fair Value	2009Fair Value
Arcus Development Group Inc.	50,000	$ 7,000	$ 11,250	$ 17,250
Evrim Metals Corp.	2,000,000	1,000,000	1,000,000	-
Brixton Metals Corporation	475,000	156,750	118,750	-
CVC Cayman Ventures Corp.	25,000	4,250	3,500	-
Capstone Mining Corporation	-	-	-	24,467
Island Arc Exploration Corporation	200,000	18,000	12,000	21,000
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	500,000	22,500	52,500	90,000
Millrock Resources Inc.	500,000	222,500	460,000	50,000
Plutonic Power Corporation	-	-	-	95,700
Silver Quest Resources Ltd.	155,000	74,333	91,450	72,000
Balance		$ 1,505,333	$ 1,749,450	$ 370,417

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

7. EQUITY INVESTMENT (continued)

For the years ended December 31, 2010, 2009 and 2008, the Company recorded an equity loss on its investment on Clancy as follows:

	2010	2009	2008
Balance, beginning of year	$ -	$ 765,747	$ 1,681,928
Acquisition of ordinary shares	-	410,398	-
Dilution gain on issuance of shares by Clancy	489,277	-	-
Equity in loss of Clancy	(489,277)	(1,176,145)	(916,181)
Balance, end of year	$ -	$ -	$ 765,747

The Company had the following transactions with Clancy for the years ended December 31:

	2010A$	2009 A$	2008 A$
Revenue earned from services provided to Clancy	$ -	$ -	$ 137,268
Revenue earned from equipment sold to Clancy	-	196	4,246
Expenses paid by the Company on behalf of Clancy	-	-	-
Services purchased from Clancy	-	-	6,240
Expenses paid by Clancy on behalf of the Company	-	2,608	11,390
Amounts received from Clancy in settlement of trade and other receivables	-	116	158,682
Amounts paid to Clancy on trade and other payables	-	-	26,156
Loan repayment by Clancy, on behalf of its subsidiary, Geoinformatics Exploration Tasmania Pty Ltd.	-	-	1,649

The average foreign exchange rate for the year ended December 31, 2010 for $1 Canadian dollar was A$1.0576 (2009 – A$1.1003, 2008 - A$1.1269).

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis were as follows:

	2010	2009
Investment in Clancy on an equity basis	$ -	$ -
Market value of Clancy shares held at December 31	-	3,767,869

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

17

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

	Year ended	Year ended	Year ended
	2010	2009	2008
Revenues
Canada	$ 167,925	$ 170,036	$ 719,196
United States	211,282	99,871	-
Australia	254,894	3,144	161,239
Mexico (discontinued)	39,319	-	16,880
Ireland	-	-	-
	$ 673,420	$ 273,051	$ 897,315

	Canada	United States	Australia	Mexico (Discontinued)	Ireland	Total

Net Loss for the year ended December 31, 2010	$ (570,319)	$(10,761,195)	$ 50,750	$ (569,787)	$ (61,644)	$ (11,912,195)
Included in Net Loss
Mineral property revenue	167,925	211,282	254,894	39,319	-	673,420
Mineral property expenditure	(399,176)	(10,643,580)	(58,215)	(428,951)	-	(11,529,922)
Interest income	19,584	19	1,079	-	-	20,682
Gain on sale of marketable securities	172,236	-	-	-	-	172,236
Gain on sale of equity investment	2,305,579	-	-	-	-	2,305,579
Gain on disposal of assets	1,025,432	-	(329)	3,577	-	1,028,680
Future income tax recovery	32,024	-	-	-	-	32,024
Salaries and employee benefits	(890,412)	-	(2,127)	(46,994)	(805)	(940,338)
Consulting and outsourced services	(532,740)	(14,223)	(22,051)	(24,985)	(34,603)	(628,602)
Marketing services	(600,050)	(724)	(233)	(5,239)	-	(606,246)
General and administrative	(396,871)	(27,860)	(207)	(29,699)	(25,908)	(480,545)
Depreciation and amortization	(78,655)	(231,629)	(326)	(1,833)	-	(312,443)
Share-based compensation	(985,883)	-	-	-	-	(985,883)
Foreign exchange gain/(loss)	(122,313)	87,181	(113,815)	(75,851)	(328)	(225,126)

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

19

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

21

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

1

2

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

Expenditures for the year ending December 31, 2010 are summarized in the following table: (all amounts in Canadian dollars)

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

The most significant item comprising general and administrative expenses was salaries for administration of the exploration programs and management of the portfolio of exploration properties. Wages have increased year on year, net of transfers to projects, from $680,772 in 2009 to $893,344 in 2010 as a result of an increase in corporate human resources and stock-based compensation (gross stock-based compensation was $1,684,785 – 2009: $544,872, and net of transfers to projects $985,883 – 2009: $397,273). Stock based compensation has

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Financial Results (continued)

increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 13(b) of the annual consolidated financial statements). Transfers on wages to projects include project management fees ($2,199,672 – 2009: $724,535) and geological and engineering ($774,343 – 2009: $408,394). Net increases in these balances also result from the increase in stock-based compensation charged to projects and staffing, consistent with the Company’s retention of 100% of the Whistler project and increase in year on year exploration. Marketing costs were also a significant expense as the Company participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. In the previous year, significant costs were associated with the search for a corporate acquisition and a failed merger attempt. These costs were categorized as consulting and outsourced services in the previous year. Consulting and outsourced services in the current year include corporate accounting, audit and legal fees. Financing expenses in the previous fiscal year ($59,660) were paid as part of the acquisition of Rimfire Minerals Corporation.

The Company’s equity loss on its investment in Clancy arose as a result of dilution gains earned in the year of $489,277 resulting from rights offerings by Clancy for total proceeds of A$3,100,000 (refer Note 7 of the annual consolidated financial statements). In the previous fiscal year, the Company wrote its investment in Clancy down to a $Nil value, incurring an equity loss of $1,176,145.  During the year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7 of the annual consolidated financial statements). Moreover, the Company realized gains on sales of its marketable securities of $172,236 (2009: loss of $240,285). Market conditions in 2010 were, generally, more favorable than the previous fiscal year.

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

(d)

On February 21, 2011, the Company granted 1,735,000 incentive stock options to directors, officers and employees of the Company at a price of $1.35, expiring February 17, 2016. Individual grants exceeding 30,000 per person will vest over two years. Options were granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2010.

(e)

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

(f)

Since the end of the fiscal year, total proceeds of $35,250 and $3,964,666 have been received by the Company on the exercise of 40,000 options and 4,576,700 warrants, respectively.

(g)

The Company has sold a total of 447,500 common shares of Evrim Resources Corp. since the end of the fiscal year, for net proceeds of $350,805.

(h)

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

Exhibit 4.30

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

9.0 RETURN OF PROPERTY

9.1

Property of the Corporation

Caulfield agrees that all documents (including, without limitation, software and information in machinereadable form) of any nature pertaining to activities of the Corporation and to its subsidiaries and affiliates, including without limitation, Confidential Information, in Caulfield’s possession now or at any time during the term of this Agreement, are and shall be the property of the Corporation, its subsidiaries and affiliates, and that all such documents and all copies of them shall be surrendered to the Corporation whenever requested by the Corporation.

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

10.0 ACKNOWLEDGEMENT

The Manager and Caulfield acknowledge that, in connection with the Manager’s engagement with the Corporation, the Manager shall receive or shall become eligible to receive substantial benefits and compensation.  The Manager and Caulfield acknowledge that the Manager’s engagement by the Corporation and all compensation and benefits and potential compensation and benefits to the Manager from such engagement will be conferred by the Corporation upon the Manager only because and on condition of the Manager’s and Caulfield’s willingness to commit Caulfield’s best efforts and loyalty to the Corporation, including protecting the Corporation’s right to have its Confidential Information protected from nondisclosure by Caulfield and abiding by the confidentiality, and other provisions herein.  The Manager and Caulfield understand the Manager’s and Caulfield’s duties and obligations as set forth in Sections 8.0 and 9.0 and agrees that such duties and obligations would not unduly restrict or curtail the Manager’s or Caulfield’s legitimate efforts to earn a livelihood following any termination of the Manager’s engagement with the Corporation.  The Manager and Caulfield agree that the restrictions contained in Sections 8.0 and 9.0 are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation are waived by the Manager and Caulfield.  The Manager and Caulfield further acknowledge that irreparable damage would result to the Corporation if the provisions of Sections 8.0 and 9.0 herein were not specifically enforced, and agree that the Corporation shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure to comply with the provisions of Sections 8.0 and 9.0

10.0

ASSIGNMENT

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

Exhibit 4.35

 9

KISKA METALS CORPORATION

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

WARRANT INDENTUREProviding for the Issue of Warrants

Dated as of March 23, 2011

0

TABLE OF CONTENTS(continued)

Page No.

Article 1INTERPRETATION

Section 1.1

Definitions

1

Section 1.2

Gender and Number

5

Section 1.3

Headings, Etc.

5

Section 1.4

Day not a Business Day

5

Section 1.5

Time of the Essence

5

Section 1.6

Monetary References

5

Section 1.7

Applicable Law

5

Article 2ISSUE OF WARRANTS

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

Article 3EXERCISE OF WARRANTS

Section 3.1

Right of Exercise

15

Section 3.2

Warrant Exercise

15

Section 3.3

Prohibition on Exercise by U.S. Persons; Legended Certificates

18

Section 3.4

Transfer Fees and Taxes

19

Section 3.5

Warrant Agency

19

Section 3.6

Effect of Exercise of Warrant Certificates

19

Section 3.7

Partial Exercise of Warrants; Fractions

20

Section 3.8

Expiration of Warrants

20

Section 3.9

Accounting and Recording

20

Section 3.10

Securities Restrictions

20

Article 4ADJUSTMENT OF NUMBER OF COMMON SHARESAND EXERCISE PRICE

Section 4.1

Adjustment of Number of Common Shares and Exercise Price

21

Section 4.2

Entitlement to Common Shares on Exercise of Warrant

25

Section 4.3

No Adjustment for Certain Transactions

25

Section 4.4

Determination by Auditors

25

Section 4.5

Proceedings Prior to any Action Requiring Adjustment

25

Section 4.6

Certificate of Adjustment

25

 1

TABLE OF CONTENTS(continued)

Page No.

Section 4.7

Notice of Special Matters

26

Section 4.8

No Action after Notice

26

Section 4.9

Other Action

26

Section 4.10

Protection of Warrant Agent

26

Section 4.11

Other Adjustments

27

Section 4.12

Participation by Warrantholder

27

Article 5RIGHTS OF THE CORPORATION AND COVENANTS

Section 5.1

Optional Purchases by the Corporation

27

Section 5.2

General Covenants

28

Section 5.3

Warrant Agent’s Remuneration and Expenses

28

Section 5.4

Performance of Covenants by Warrant Agent

29

Section 5.5

Enforceability of Warrants

29

Article 6ENFORCEMENT

Section 6.1

Suits by Registered Warrantholders

29

Section 6.2

Suits by the Corporation

29

Section 6.3

Immunity of Shareholders, etc.

29

Section 6.4

Waiver of Default

30

Article 7MEETINGS OF REGISTERED WARRANTHOLDERS

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

Article 8SUPPLEMENTAL INDENTURES

Section 8.1

Provision for Supplemental Indentures for Certain Purposes

35

Section 8.2

Successor Entities

Article 9CONCERNING THE WARRANT Agent

 2

TABLE OF CONTENTS(continued)

Page No.

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

AntiMoney Laundering

41

Section 9.14

Compliance with Privacy Code

42

Section 9.15

Securities Exchange Commission Certification

42

Article 10GENERAL

Section 10.1

Notice to the Corporation and the Warrant Agent

43

Section 10.2

Notice to Registered Warrantholders

44

Section 10.3

Ownership of Warrants

44

Section 10.4

Counterparts

44

Section 10.5

Satisfaction and Discharge of Indenture

44

Section 10.6

Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders45

Section 10.7

Common Shares or Warrants Owned by the Corporation or its Subsidiaries  Certificate to be Provided45

Section 10.8

Severability

45

Section 10.9

Force Majeure

46

Section 10.10

Assignment, Successors and Assigns

46

Section 10.11

Rights of Rescission and Withdrawal for Holders

46

SCHEDULES

SCHEDULE “A” – FORM OF WARRANT

SCHEDULE “B” – EXERCISE FORM

SCHEDULE “C” – FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE “D” – FORM OF U.S. PURCHASER CERTIFICATION UPON EXERCISE OF WARRANTS

 0

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of March 23, 2011.

BETWEEN:

KISKA METALS CORPORATION, a corporation incorporated under the laws of the Province of British Columbia (the “Corporation”),

 and

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

Article1 INTERPRETATION

Section1.1 Definitions

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

“Common Shares” means, subject to Article 4, fully paid and nonassessable common shares of the Corporation as presently constituted;

“Counsel” means a barrister and/or solicitor or a firm of barristers and/or solicitors retained by the Warrant Agent or retained by the Corporation, which may or may not be counsel for the Corporation;

“Current Market Price” of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the 20 consecutive Trading Days ending five days prior to such date on the TSX Venture Stock Exchange or if on such date the Common Shares are not listed on the TSX Venture Stock Exchange, on such stock exchange upon which such Common Shares are listed and as selected by the directors, or, if such Common Shares are not listed on any stock exchange then on such overthecounter market as may be selected for such purpose by the directors of the Corporation;

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

“Trading Day” means, with respect to the TSX Venture Exchange, a day on which such exchange is open for the transaction of business and with respect to another exchange or an overthecounter market means a day on which such exchange or market is open for the transaction of business;

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

Section1.2 Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

Section1.3 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

Section1.4 Day not a Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

Section1.5 Time of the Essence

Time shall be of the essence of this Indenture.

Section1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

Section1.7 Applicable Law

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

Article2

ISSUE OF WARRANTS

Section2.1 Creation and Issue of Warrants

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

Section2.2 Terms of Warrants

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

Section2.3 Warrantholder not a Shareholder

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

Section2.4 Warrants to Rank Pari Passu

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

Section2.5 Form of Warrants, Certificated Warrants

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

Section2.6 Book Entry Only Warrants

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

Section2.7 Warrant Certificate

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

Section2.8 Legends

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

(1)

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

Section0.1 Register of Warrants

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

Section0.2 Issue in Substitution for Warrant Certificates Lost, etc.

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

Section0.3 Exchange of Warrant Certificates

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

Section0.4 Transfer and Ownership of Warrants

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

(1)

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

(2)

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

Section1.1 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Section 3.1, Section 3.2(10) or Section 3.4 shall cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent.  Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

Article2 EXERCISE OF WARRANTS

Section2.1 Right of Exercise

Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Common Share for each Warrant after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.

Section2.2 Warrant Exercise

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

Section2.3

Prohibition on Exercise by U.S. Persons; Legended Certificates

(1)

Subject to Section 3.3(2) below, (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States.

(1)

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

(2)

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

Section0.1 Transfer Fees and Taxes

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

Section0.2 Warrant Agency

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

Section0.3 Effect of Exercise of Warrant Certificates

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

Section1.1 Partial Exercise of Warrants; Fractions

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

Section1.2 Expiration of Warrants

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

Section1.3 Accounting and Recording

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

Section1.1 Securities Restrictions

Notwithstanding anything herein contained, Common Shares will be issued upon exercise of a Warrant only in compliance with the securities laws of any applicable jurisdiction.

Article2

ADJUSTMENT OF NUMBER OF COMMON SHARESAND EXERCISE PRICE

Section2.1 Adjustment of Number of Common Shares and Exercise Price

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time during the Adjustment Period, the Corporation shall:

(i)

subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares;

(ii)

reduce, combine or consolidate its outstanding Common Shares into a smaller number of Common Shares;

(iii)

issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of distribution (other than a distribution of Common Shares upon the exercise of Warrants);

the Exercise Price in effect on the effective date of such subdivision, redivision, change, reduction, combination, consolidation or on the record date of such distribution, as the case may be, shall in the case of the events referred to in (i) or (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision, change or distribution, or shall, in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation.  Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur.  Upon any adjustment of the Exercise Price pursuant to Section 4.1(a), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

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

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Registered Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term “Common Shares” where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Registered Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

Section2.2 Entitlement to Common Shares on Exercise of Warrant

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

Section2.3 No Adjustment for Certain Transactions

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

Section2.4 Determination by Auditors

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

Section2.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and nonassessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section2.6 Certificate of Adjustment

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

Section2.7 Notice of Special Matters

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

Section2.8 No Action after Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

Section2.9 Other Action

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

Section2.10 Protection of Warrant Agent

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

Section2.11 Other Adjustments

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

Section2.12 Participation by Warrantholder

No adjustments shall be made pursuant to this Article 4 if the Registered Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Registered Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

Article3 RIGHTS OF THE CORPORATION AND COVENANTS

Section3.1 Optional Purchases by the Corporation

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

Section3.2 General Covenants

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

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and nonassessable;

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

Section3.3 Warrant Agent’s Remuneration and Expenses

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

Section3.4 Performance of Covenants by Warrant Agent

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

Section3.5 Enforceability of Warrants

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

Article4 ENFORCEMENT

Section4.1 Suits by Registered Warrantholders

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

Section4.2 Suits by the Corporation

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.

Section4.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of the Corporation or any successor Corporation on any covenant, agreement, representation or warranty by the Corporation herein.

Section4.4 Waiver of Default

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

Article5 MEETINGS OF REGISTERED WARRANTHOLDERS

Section5.1 Right to Convene Meetings

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

Section5.2 Notice

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

Section5.3 Chairman

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

Section5.4 Quorum

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

Section5.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Registered Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section5.6 Show of Hands

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

Section5.7 Poll and Voting

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

Section1.1

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

Section1.2 Corporation and Warrant Agent May be Represented

The Corporation and the Warrant Agent, by their respective directors, officers agents, and employees and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Registered Warrantholders.

Section1.3 Powers Exercisable by Extraordinary Resolution

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

Section1.4 Meaning of Extraordinary Resolution

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

(1)

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

(1)

Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section0.1 Powers Cumulative

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

Section0.2 Minutes

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

Section0.3 Instruments in Writing

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

Section0.4 Binding Effect of Resolutions

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

Section0.5 Holdings by Corporation Disregarded

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

Article1 SUPPLEMENTAL INDENTURES

Section1.1 Provision for Supplemental Indentures for Certain Purposes

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

Section1.2 Successor Entities

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

Article2 CONCERNING THE WARRANT Agent

Section2.1 Trust Indenture Legislation

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

Section1.1 Rights and Duties of Warrant Agent

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

Section1.1 Evidence, Experts and Advisers

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

Section1.2 Documents, Monies, etc. Held by Warrant Agent

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

Section1.3 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Registered Warrantholders.

Section1.4 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

Section1.5 Protection of Warrant Agent

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

Section1.6 Replacement of Warrant Agent; Successor by Merger

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

Section1.7 Conflict of Interest

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

Section1.8 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

Section1.9 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section1.10

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

Section1.11 AntiMoney Laundering

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

(2)

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in noncompliance with any applicable antimoney laundering or antiterrorist legislation, regulation or guideline.  Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in noncompliance with any applicable antimoney laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such noncompliance; (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10day period, then such resignation shall not be effective.

Section1.12 Compliance with Privacy Code

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

Section1.13 Securities Exchange Commission Certification

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

Article2 GENERAL

Section2.1 Notice to the Corporation and the Warrant Agent

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or telecopied:

(a) If to the Corporation:

Kiska Metals Corporation

Suite 575 – 510 Burrard Street

Vancouver, BC  V6C 3A8

Attention:  President

Telecopy:  604-669-0898

(b) If to the Warrant Agent:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, BC  V6C 3B9

Attention:  General Manager, Corporate Trust

Telecopy:  6046619403

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if telecopied, on the next Business Day following the date of transmission.

(2)

The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by telecopy or other means of prepaid, transmitted and recorded communication.

Section2.2 Notice to Registered Warrantholders

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

Section1.1 Ownership of Warrants

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

Section1.2 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

Section1.3 Satisfaction and Discharge of Indenture

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

Section1.4 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders

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

Section1.5

Common Shares or Warrants Owned by the Corporation or its Subsidiaries  Certificate to be Provided

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

Section1.6 Severability

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

Section1.7 Force Majeure

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

Section1.8 Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation.  Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section1.9 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder.  In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying shares on the register, which may have already been issued upon the Warrant exercise.  In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder.  The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section.  Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or nondelivery of any such funds.

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

WARRANT

To acquire Common Shares of

KISKA METALS CORPORATION

(incorporated pursuant to the laws of the Province of British Columbia)

Warrant Certificate No.	Certificate for ____________________________Warrants, each entitling the holder to acquire one Common Share CUSIP ISIN CA

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of KISKA METALS CORPORATION (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to purchase at any time before 5:00 p.m. (Vancouver time) (the “Expiry Time”) on March 23, 2013 (the “Expiry Date”), one fully paid and nonassessable common share without par value in the capital of the Corporation as constituted on the date hereof (a “Common Share”) for each Warrant.

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

FORM OF TRANSFER

Computershare Trust Company of CanadaFOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ____________________________________________________________________________________________________________________________________________________________(print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

(A)

the transfer is being made only to the Corporation;

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

(A) multiplied by $1.60, subject to adjustment)

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
Title:

AFFIRMATION BY SELLER’S BROKERDEALER

We have read the foregoing representations of our customer (the “Seller”) with regard to the sale described therein, and we hereby affirm that, to the best of our knowledge and belief, the facts set forth therein are full, true and correct.

Name of Firm
By:
Authorized Officer
Date:

SCHEDULE “D”

FORM OF U.S. PURCHASER CERTIFICATION UPON EXERCISE OF WARRANTS

Kiska Metals Corporation

Suite 575 – 510 Burrard StreetVancouver, British ColumbiaV6C 3A8

Attention: President

 and to

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
Title:

EXHIBIT 12.1

EXHIBIT 12.1

Sarbanes-Oxley Section 302 Certification

I, Jason S. Weber, certify that:

1.

I have reviewed this amended annual report on Form 20-F/A-2 (Amendment No. 2) of Kiska Metals Corporation.

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

Date: November 21, 2011.

“Jason S. Weber”

Jason S. Weber

President & Chief Executive Officer

EXHIBIT 12.2

Sarbanes-Oxley Section 302 Certification

I, Adrian Rothwell, certify that:

1.

I have reviewed this amended annual report on Form 20-F/A-2 (Amendment No. 2) of Kiska Metals Corporation.

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

Date: November 21, 2011.

 “Adrian Rothwell”

Adrian Rothwell

Chief Financial Officer

EXHIBIT 13.1

EXHIBIT 13.1

SARBANES-OXLEY SECTION 906 CERTIFICATION

In connection with this amended annual report of Kiska Metals Corporation (the “Company”) on Form 20-F/A-2 (Amendment No. 2) for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jason S. Weber, President, Chief Executive Officer & Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jason S. Weber

Name: Jason S. Weber

Title: President, Chief Executive Officer & Director

November 21, 2011

EXHIBIT 13.2

SARBANES-OXLEY SECTION 906 CERTIFICATION

In connection with this amended annual report of Kiska Metals Corporation (the “Company”) on Form 20-F/A-2 (Amendment No. 2) for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Adrian Rothwell, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Adrian Rothwell

Name: Adrian Rothwell

Title: Chief Financial Officer

November 21, 2011

EXHIBIT 15.1

EXHIBIT 15.1

LETTER TO THE COMMISSION OF FORMER PRINCIPAL ACCOUNTANT

MCGOVERN, HURLEY, CUNNINGHAM, LLP

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

AMENDED ANNUAL REPORT ON FORM 20-F/A-2 (AMENDMENT NO. 2)

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s amended annual report on Form 20-F/A-2 (Amendment No. 2) for the fiscal year ended December 31, 2010.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s amended annual report on Form 20-F/A-2 (Amendment No. 2) for the fiscal year ended December 31, 2010.

November 21, 2011

 /s/ “McGovern, Hurley, Cunningham, LLP”

Toronto, Canada

Former Principal Accountant of Kiska Metals Corporation

Endnotes

Geoinformatics Alaska Exploration, Inc.

(Alaska)

518778-41-1528235v1

518778-41-1528235v1

518778-41-1528235v1

518778-41-1528235v1

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

518778-58-2607256v3

- 0 -