Form 20-F
KISKA METALS CORP.
filed 2012-05-11
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2011

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

Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  NONE.

                Title of each class        Name of each exchange on which registered

        ______________________

___________________________________________

        ______________________

___________________________________________

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

 99,253,559

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

 Yes   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

 Yes   No

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 20-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

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

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

	PART III

ITEM 17	FINANCIAL STATEMENTS	119
ITEM 18	FINANCIAL STATEMENTS	119
ITEM 19	EXHIBITS	120

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

Fiscal Year ended December 31	2011	2010	2009	2008	2007
Average Rate During Period for $1.00 Cdn	$1.011	$0.9710	$0.8757	$0.9381	$0.9304

	April 2012	March 2012	February 2012	January 2012	December 2011	November 2011
High Rate	$1.0204	$1.0161	$1.0158	$1.0034	$0.9948	$0.9945
Low Rate	$0.9950	$0.9965	$0.9960	$0.9713	$0.9594	$0.9504

On May 3, 2012, the closing rate as published on the Bank of Canada website was $1.0017 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business. Such information should be read in conjunction with the audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011, and the report of the independent registered public accounting firm on these statements included herein. These audited consolidated financial statements and the related notes have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the two years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission (“SEC” or the “Commission") which became effective on March 4, 2008, the Corporation is not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the Commission in respect of the first-time application of IFRS, only audited consolidated financial statements and financial information prepared in accordance and compliance with IFRS as issued by the IASB for the years ended December 31, 2011 and 2010 have been included in this annual report on Form 20-F.

The following table summarizes information pertaining to operations of the Corporation for the last two fiscal years presented in accordance with IFRS.

	Year Ended 2011	Year Ended 2010
Mineral Property Revenue	$ 716,274	$ 634,101
Net Loss	(21,658,548)	(12,422,648)
Per Share	(0.23)	(0.18)

Current Assets	8,655,953	8,547,948
Mineral Property Interests	-	-
Other Assets	1,042,726	695,865
Total Assets	9,698,679	9,243,813
Current Liabilities	506,814	1,073,530
Long-Term Liabilities	173.142	99,105
Shareholders’ Equity	9,018,723	8.071,178

Weighted Average Shares Outstanding(number of shares)	95,203,755	68,460,843

CURRENT CANADIAN ACCOUNTING CHANGES

Convergence with International Financial Reporting Standards

Effective January 1, 2011, the Corporation prepared its financial statements in accordance with IFRS.  The Corporation prepared its interim financial results on an IFRS basis beginning with the quarter ended March 31, 2011.  The Corporation also provided comparative data for the year ended December 31, 2010 on an IFRS basis, including an opening balance sheet as at January 1, 2010.

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

The services of David A. Caulfield, Director, Business Development, were provided to the Corporation pursuant to a January 1, 2011 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of the Corporation’s amended annual report on Form 20-F/A-2 filed with the Commission on EDGAR effective November 22, 2011. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F). Effective January 1, 2012, Mr Caulfield became an employee of the Corporation and the afore-mentioned management agreement was terminated.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at December 31, 2011 was $103,695,418.

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

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, Yukon Territory, British Columbia, or New South Wales and Victoria, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

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

The Corporation holds interests in 375 claims covering 148,585 hectares in British Columbia, Canada. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

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

The Corporation’s Colorback and Hilltop Properties are located in Nevada. The properties consist of 202 mining claims totaling 1,534 hectares (3,790 acres). The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $140 per claim plus a Lander County renewal fee of U.S. $10.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of the Corporation.

The Corporation’s Whistler, Goodpaster, Copper Joe and Uncle Sam Properties are located in Alaska. The properties consist of 2,161 state mining claims totaling 98,405 hectares (243,160 acres). The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $35- $680 per claim, depending on size and location, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of the Corporation with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of one Exploration Licenses covering 15,074 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit per year. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of three Exploration Licenses covering 82,597 hectares. The Exploration Licences are subject to minimum expenditure requirements of A$450,000 per year. Valid title to these tenements remains with the vendor.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada, or Australian mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.12 and $0.30 during 2007, between $0.01 and $0.42 during 2008, between $0.33 and $1.16 during 2009, between $0.65 and $1.65 during 2010, between $0.26 and $1.38 during 2011, and between $0.27 and $0.39 during the first quarter of fiscal 2012. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

There were 99,253,559 of the Corporation’s common shares issued and outstanding as fully paid and non-assessable as of December 31, 2011. The head office and registered office of the Corporation is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone number (604) 669-6660.

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

Fiscal Year 2011

Exploration for the year concentrated on drilling at the Company’s Whistler Project, Alaska. Work focused on the Whistler Orbit in March and April, but after a brief hiatus in May for spring break-up, exploration resumed in the Orbit and at the Island Mountain prospect, with five drills active on the project through the summer months. During the hiatus, an airstrip expansion was completed, as was the gravel capping of the same airstrip. An airborne electromagnetic survey at Island Mountain was also undertaken during the summer.

In total, 30,304 metres of drilling was completed on the project in 2011. A total of 6,423 metres of shallow scout drilling (91 holes) and 13,389 metres (27 holes) of deeper conventional drilling was completed in the Whistler Orbit region, 9,537 metres (26 holes) at Island Mountain and 955 metres (3 holes) were drilled at Muddy Creek. This drilling was successful in identifying new, near-surface mineralization in the Orbit at the Raintree North prospect and in expanding deeper mineralization at the Raintree West prospect. Drilling also tested the Raintree South and Rainmaker targets.

At Island Mountain, step out drilling has shown mineralization to exist over a 300 by 300 metre area to a depth of 500 metres below surface at the Breccia Zone. Furthermore, drilling intersected gold mineralization 200 and 400 metres north of the Breccia Zone signifying further potential for expansion of mineralization in this direction.

Other work at Whistler included the winterization of the camp facilities, and the construction of a trunk road to the Whistler Deposit and Whistler Orbit targets. This road provides access from the Whistler Camp and airstrip to these areas, greatly reducing the reliance upon helicopters resulting in more cost-effective, year round drilling at the Whistler Project.

The Company also conducted exploration on other projects in its portfolio prior to the date of filing, completing programs in Australia at the Lachlan Fold Belt and Victorian Goldfields properties and in British Columbia at the Kliyul and Redton projects. Option partners Xstrata Canada Corporation, Brixton Metals and CVC Cayman Ventures completed 15 holes on the Quesnel Trough properties in northern British Columbia, 21 diamond holes at the Thorn Property in northwest British Columbia and a total of 430 metres of trenching at the Gillis Property in southwest British Columbia, respectively.

At Kliyul, the Company completed 30.6 line kilometres of Induced Polarization (IP) geophysics that has identified a zone of chargeability measuring 500 metres by 1,400 metres, and lies underneath mapped pyrite-sericite alteration.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres.

The 2011 Redton program evaluated under-explored portions of the Redton Property in order to refine targets for more advanced exploration. A total of 68.9 line-kilometers of IP geophysics, soil and silt geochemical surveys (2,225 soils, 37 silt samples), reconnaissance mapping and prospecting (116 rock samples) were completed on the property, identifying one geophysical anomaly and numerous areas of anomalous soil geochemistry for follow up..

Xstrata completed 17 lines of reconnaissance IP surveys on the Quesnel Trough project, followed by drilling to test targets generated from the survey. Anomalous copper values associated with felsic intrusive rocks were intersected in one hole on the Mags claim block. Mapping, prospecting and soil geochemical surveys were also completed in 2011.

Results of the 2011 Gillis trenching program, funded by CVC Cayman Ventures Corp. have also been finalized. Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. High grade gold and silver mineralization was intersected at the Oban Breccia Zone and encouraging results from the Talisker, Camp Creek and Feeder Zone targets warrant follow up in 2012.

BUSINESS OVERVIEW

The Corporation is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties. The Corporation has interests in properties located in Canada, the United States, and Australia.

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

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2012 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

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

The table below illustrates the Corporation’s expenditures on exploration activities for the last two fiscal years. The figures below have been prepared in accordance with IFRS.

	Year Ended 2011	Year Ended 2010
Exploration Costs	$ 17,960,794	$ 11,529,922
Mineral Property Acquisition	139,581	274,717

Note: All figures shown above are in Canadian Dollars.

Exploration in 2012 at Whistler will focus on the development of new porphyry targets and resources. Work will focus on areas such as Island Mountain, Muddy Creek and under-explored areas in the northern and eastern portion of the property. A small program of aircore drilling (approximately 14 holes) is planned for the Murtoa tenement of the Victoria Goldfields project in Australia to follow up on geophysical and geochemical targets outlined in 2011. Partner Brixton Metals is planning further drilling as part of its earn-in to the Thorn Property in northwest British Columbia, where late-season drilling in 2011 identified high grade silver mineralization in drilling. Xstrata Canada Corporation is planning to conduct further work, including drilling on the Company’s Quesnel Trough project, following up on encouraging results in drilling from the 2011 campaign.

The 2012 Whistler, Alaska Program

The Whistler program in 2012 will focus on Island Mountain and the numerous magnetics targets that are thought to be prospective for porphyry gold-copper mineralization. In order to prepare and prioritize targets for drilling, these new targets will be assessed in the field and geochemical surveys will be completed to augment geophysical data.

Other areas, especially some of the northern and eastern targets will be assessed for their potential as drill targets. These areas are a combination of geological, geochemical and geophysical targets that warrant follow up including mapping, prospecting and geochemical sampling to define drilling targets. Old Man Diorite, Snow Ridge and the Algers area are slated for this evaluation. A placer test of the Muddy Creek area is also considered to help further assess this target.

The 2012 Exploration Programs for British Columbian Targets

Brixton Metals is planning follow up work at the Thorn Property where drilling in 2011 returned high grade silver mineralization at the Oban Breccia Zone (95.08 metres of 628.3 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc including 9.25 metres averaging 2,984.4 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc). Brixton is planning further drilling to expand upon this zone and potentially other zones such as Talisker, where 2011 yielded encouraging results.

Xstrata Canada Corporation is planning to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling. Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims under option from Kiska.

The 2012 Exploration Programs for Australian Targets

Plans are for a 14 hole aircore drilling program to test geophysical and geochemical targets generated from the previous programs on the Murtoa Block of  the Stawell properties. A program undertaken in the first quarter of 2011 completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties.

ORGANIZATIONAL STRUCTURE

The Corporation’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction

Rimfire Australia Pty Ltd.	2009	100%	Australia

Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

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

•

Kliyul Property located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing, British Columbia.

•

Poker Creek Property located in the Liard Mining Division of British Columbia, approximately 16 kilometers west of Telegraph Creek, British Columbia.

•

Quesnel Trough Project, consisting of 45 claims (5 blocks), is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.

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

•

Barmedman and Walmer properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Barmedman/Walmer, Boulevard, Colorback/Hilltop, Gillis, Goodpaster, Grizzly, Kizmet, Poker Creek, Quesnel Trough, RDN, Thorn, Tide, Williams, Wernecke Breccia, or Uncle Sam properties for the fiscal year ending December 31, 2012. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 5,211 square feet of office space leased under agreement with The Manufacturers Life Insurance Company. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of March 31, 2012, is $18,214 per month ($20,400 including refundable HST), including operating charges of $8,029 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s mineral properties are detailed below.

Whistler Property, Anchorage Recording District, Alaska

Map showing the location of the Whistler Project relative to Anchorage and possible land access routes.

Location and Introduction

The Whistler property, consisting of 884 claims, covering 135,203 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to underlying royalties. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over all of these claims.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks. Access to the project area is solely by aircraft in summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property. The old camp, located near Rainy Pass Lodge and serviced with a gravel airstrip for wheel-based aircraft was dismantled and relocated to a site near the Whistler deposit and a newly constructed gravel airstrip. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs, the camp has been winterized.

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

Property Description

The Corporation gained 100% ownership of the Whistler Property after Kennecott waived its back in rights on the project and retain a 2% Net Smelter Royalty on the property. By gaining 100% ownership the Corporation took assignment of the Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a 1.5% Net Smelter Royalty. One percent (1%) of the Turner royalty can be purchased for US10,000,000. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

A second underlying agreement is an earlier agreement between Cominco American Incorporated (now Teck Resources Limited) and Mr. Kent Turner dated October 1, 1999. This agreement concerns a 2% net profit interest held by Teck Resources Limited in connection with the Turner Claims.

During 2009, the Corporation staked an additional 136 claims surrounding the existing claims and added another 16 claims in 2011.

The following table details the claims that comprise the Whistler property with legal identification (Mineral Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
BT 001-BT099	667647-667745	Seward M., T.S. 19N-20N, Range 19W-20W
IM 1-IM 18	645698-646065	Seward M., T.S. 19N-20N, Range 19W-20W
IM 19-IM 24	645709-645714	Seward M., T.S. 20N, Range 19W
IM 25-IM 27	646066-646068	Seward M., T.S. 20N, Range 20W
IM 28-IM 35	645715-645722	Seward M., T.S. 20N, Range 19W
IM 36	646069	Seward M., T.S. 20N, Range 20W
IM 37-IM 42	645723-645728	Seward M., T.S. 20N, Range 19W
IM 43	646070	Seward M., T.S. 20N, Range 20W
IM 44-IM 49	645729-645734	Seward M., T.S. 20N, Range 19W
IM 50	646071	Seward M., T.S. 20N, Range 20W
IM 51-IM 54	645735-645738	Seward M., T.S. 20N, Range 19W
IM 55	646072	Seward M., T.S. 20N, Range 20W
IM 56-IM 59	645739-645742	Seward M., T.S. 20N, Range 19W
IM 60-IM 70	646073-646083	Seward M., T.S. 19N, Range 19W-20W
IM 71-IM 128	646764-646821	Seward M., T.S. 20N, Range 19W
MUD 1-MUD 43	650959-651001	Seward M., T.S. 20N-21N, Range 19W-20W
MUD 44-MUD 51	656421-656428	Seward M., T.S. 20N, Range 20W
Port 2151-Port-2153	633446-633448	Seward M., T.S. 22N, Range 18W
Port 2251-Port-2253	633446-633451	Seward M., T.S. 22N, Range 18W
Port 2351-Port-2355	633452-633456	Seward M., T.S. 22N, Range 18W
Port 2454-Port-2459	633457-633462	Seward M., T.S. 22N, Range 18W
Port 2555-Port-2559	633463-633467	Seward M., T.S. 22N, Range 18W
Port 2655-Port-2657	633468-633470	Seward M., T.S. 22N, Range 18W
SAM 1 – SAM 37	667206-667242	Seward M., T.S. 21N-22N, Range 17W-18W
Whisper 1 – 4	641197-641200	Seward M., T.S. 23N, Range 19W
Whisper 9 – 13	641201-641205	Seward M., T.S. 23N, Range 18W-19W
Whisper 17 – 22	641206-641211	Seward M., T.S. 23N, Range 18W-19W
Whisper 27 – 32	641212-641217	Seward M., T.S. 23N, Range 18W-19W
Whisper 37 – 44	641218-641225	Seward M., T.S. 23N, Range 18W-19W
Whisper 47 – 55	641226-641234	Seward M., T.S. 23N, Range 18W-19W
Whisper 57 – 104	641235-641283	Seward M., T.S. 22N, Range 18W-19W
Whisper 105 - 109	641182-641186	Seward M., T.S. 22N, Range 18W
Whisper 110 - 119	641284-641293	Seward M., T.S. 22N, Range 18W-19W
Whisper 120	641187	Seward M., T.S. 22N, Range 18W
Whisper 121 - 126	641294-641299	Seward M., T.S. 22N, Range 18W-19W
Whisper 127 - 130	641188-641191	Seward M., T.S. 22N, Range 18W
Whisper 131 - 138	641300-641305	Seward M., T.S. 22N, Range 18W-19W
Whisper 139 - 143	641192-641196	Seward M., T.S. 22N, Range 18W
Whisper 144 - 156	641306-641318	Seward M., T.S. 22N, Range 18W-19W
Whisper 157 - 180	641320-641343	Seward M., T.S. 22N, Range 18W-19W
Whisper 181	641275	Seward M., T.S. 22N, Range 19 Seward M., T.S. 22N, Range 18W W
Whisper 182	641319	Seward M., T.S. 22N, Range 18W
Whisper 183	644845	Seward M., T.S. 23N, Range 19W
Whisper 184	646084	Seward M., T.S. 23N, Range 19W
Whisper 185 - 187	644846-644848	Seward M., T.S. 23N, Range 19W
Whisper 188 - 236	646085-646133	Seward M., T.S. 22N-23N, Range 17W,18W,19W
Whisper 240 - 250	646137-646147	Seward M., T.S. 22N, Range 17W-18W
Whisper 265 - 269	646162-646166	Seward M., T.S. 22N, Range 18W
Whisper 284 - 290	646181-646186	Seward M., T.S. 22N, Range 16W, 18W
Whisper 305 - 311	646202-646208	Seward M., T.S. 22N, Range 16W,18W
Whisper 326 - 332	646223-646229	Seward M., T.S. 22N, Range 16W,18W
Whisper 336 – 342	646233-646239	Seward M., T.S. 22N, Range 17W
Whisper 347 – 361	646244-646258	Seward M., T.S. 22N, Range 16W,17W, 18W
Whisper 365 - 617	646262-646977	Seward M., T.S. 21N-22N, Range 16W,17W, 18W, 19W
Denture 1	709059	Seward M., T.S. 21N, Range 17W
Denture 2	709060	Seward M., T.S. 21N, Range 17W
Denture 3	709061	Seward M., T.S. 21N, Range 17W
Denture 4	709062	Seward M., T.S. 21N, Range 17W
Denture 5	709063	Seward M., T.S. 21N, Range 17W
Denture 6	709064	Seward M., T.S. 21N, Range 16W
Denture 7	709065	Seward M., T.S. 21N, Range 16W
Denture 8	709066	Seward M., T.S. 21N, Range 16W
Denture 9	709067	Seward M., T.S. 21N, Range 16W
Denture 10	709068	Seward M., T.S. 21N, Range 16W
Denture 11	709069	Seward M., T.S. 21N, Range 16W
Denture 12	709070	Seward M., T.S. 21N, Range 17W
Denture 13	709071	Seward M., T.S. 21N, Range 17W
Denture 14	709072	Seward M., T.S. 21N, Range 17W
Denture 15	709073	Seward M., T.S. 21N, Range 17W
Denture 16	709074	Seward M., T.S. 21N, Range 17W

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

Whistler Area Exploration Drilling

A total of 21 exploration holes for 7,652 metres of drilling in the Whistler area were completed by Kiska in 2009-2010.  A further 27 holes (13,389 metres) were drilled in 2011, in addition to 91 shallow scout drillholes which accounted for another 6,423 metres of drilling. A majority of these holes were drilled in the “Whistler Orbit”, an area that includes much of the broad valley floor to the north, east and south of the Whistler Ridge, that includes the Raintree and Rainmaker prospect areas and a new area named Dagwood.   Many of these holes intersected andesitic volcanic rocks with moderate to strong sericite-

clay-pyrite alteration and occasional sphalerite- and galena-bearing quartz-carbonate veins and in some instances chalcopyrite.

The Raintree West prospect was discovered by exploration drilling completed by the Corporation in 2008. In 2009, Kiska drilled two significant intercepts, in follow-up drilling of porphyry-style Au-Cu mineralization, the upper one returning 128.7 metres averaging 0.56 g/t gold, 6.8 g/t silver, 0.16% copper, 0.14% lead and 0.32% zinc and a second deeper intercept returning 97.2 metres averaging 0.61 g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (WH09-02). Another hole, WH10-24, drilled a 100 metres further south returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. Drilling to date, both conventional and scout, has highlighted an area 1,200 by 600 metres in size and open to the north, west and south at Raintree West.

Raintree North and Raintree South are narrow, steeply dipping bodies of porphyry mineralization 2.2 kilometres east and northeast of the Whistler Deposit, respectively. Both are hosted in diorite porphyry with magnetite and K-feldspar alteration. Results include 79.3 metres averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent*) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 metres in hole WH11-034 at Raintree North. Raintree South returned lower grade mineralization, including 164.0 metres that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.   The Raintree East prospect, located 2.8 km to the east-northeast of the Whistler deposit, represents another prospect discovered in reconnaissance drilling in the 2011 spring program. The hole, WH10-008, drilled there in 2010 returned 90 metres of 0.42 g/t Au, 1.33 g/t Ag, 0.10% Cu corresponding to a zone sparse sheeted to stockwork quartz-pyrite-chalcopyrite veins.

Island Mountain Exploration Drilling

The Breccia Zone discovery hole, IM09-001 returned 382.9 metres (from surface to the end of hole) of 0.68 g/t Au and 0.10% Cu with an upper interval 150.0 metres averaging 0.72 g/t  Au, 2.37 g/t Ag and 0.16% Cu from 44.0 to 94.0 metres and a deeper zone of pyrrhotite veins and disseminations (“Lower Zone” mineralization) that returned 106.9 metres averaging 1.22 g/t Au, 0.69 g/t silver and 0.05% copper from 280.0 to the 386.9 metres (end of hole). All of the follow-up holes to the discovery hole have intercepted varying degrees of mineralization. One of the highlight holes from the 2010 season was hole IM10-013, located 100 metres NNW from the discovery hole, that returned 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper from a depth of 50.1 metres. Results from this drilling program indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks. Twenty-six holes were completed in 2011 (9,532 metres), extending mineralization over a 300 by 300 metre area on 50 metre sections to a depth of 500 metres. Drilling also intersected gold mineralization 200 metres and 400 metres to the north.

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

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

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

3.  Totals may vary due to rounding.

 2011 Exploration Programs

During the year ended December 31, 2011, the Company completed programs on its Whistler, and advanced its BC and Australian projects.

The 2011 Whistler Program

The first phase of exploration was conducted through March and April at the Whistler Project and started in the Whistler Orbit (an approximate 5 kilometre radius centred on the Whistler Deposit), which encompassed the Raintree West, Raintree East and Rainmaker discoveries. Drilling commenced at the Raintree West target and consisted of systematic step out drill holes north of the discovery section, where evidence suggested a strengthening porphyry system.

The 2011 exploration program was completed in two phases with the first being a shallow-hole grid drilling program mainly focused on the Raintree area prospects, where it was successful in defining both proximal-style porphyry mineralization and more distal geochemical anomalies suggestive of new mineralized porphyry zones. This program also led to the identification and definition of new zones of near-surface gold-copper porphyry mineralization and veining at the Raintree North and Raintree South prospects.  Based on the success of this program, it was expanded into the summer phase of work. In total, 91 holes (6,423 metres) of shallow grid and scout drilling were completed in the Whistler Orbit.

Conventional drilling was employed to follow up the results of the scout program, with a total of 27 holes (13,389 metres) drilled to test the Raintree West, South and North discoveries, the Rainmaker prospect and a new area referred to as Dagwood.  At the height of exploration in August, two conventional rigs and one smaller scout rig were active in the Whistler Orbit.

-

Raintree West:

The 2011 spring grid drilling program defined an area of base metal-rich veining measuring 1,200 metres by 600 metres and open to the north, west and south at the Raintree West prospect (1.5 km east of the Whistler Deposit).  A 2009 drill hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The area outlined by the grid scout drilling is defined by strong quartz-sericite-pyrite alteration and base metal veining similar to that found in the 2009 drill hole; both alteration types are spatially related to high temperature copper-gold mineralization.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Conventional drilling at Raintree West in this program was highlighted by hole WH11-030, which intersected 453.2 metres averaging 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). Hole WH11-30 was one of four holes (2,421 metres) completed on two sections 100 and 200 metres north of the discovery section.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late, low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t gold, 3.9 g/t silver and 0.18% copper. WH11-33, collared 100 metres to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper (0.83 g/t gold equivalent*) over 218 metres within a 347.8 metre interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper (0.73 g/t gold equivalent*).

WH11-029 is located 100 metres to the south of WH11-30, and returned 460.7 metres averaging 0.50 g/t gold, 7.1 g/t silver, and 0.06% copper (0.74 g/t gold equivalent*). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t gold, 13.0 g/t silver, and 0.04 % copper (0.81 g/t gold equivalent*). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t gold, 4.3 g/t silver, and 0.09% copper (0.80 g/t gold equivalent*). Quartz and magnetite veining continued to the end of the hole at 836.68 metres.

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining. Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold Eq. * (g/t)	Mineralization Type [1,2,3]
WH11-033	480.1	827.8[x]	347.8	0.53	2.8	0.08	0.04	0.30	0.73	Composite
including	480.1	698.0	218.0	0.55	3.87	0.11	0.06	0.31	0.83	Porphyry + o/p
WH11-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	Porphyry + o/p
WH11-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	Porphyry + o/p
WH11-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	Late Ag-Pb-Zn
WH11-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	Late Ag-Pb-Zn

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

** X denotes end of hole and that the intersection quoted remains open.

1 "Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3 "Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

-

Raintree North:

As part of the spring shallow scout drill program in the Raintree North area (2.2 km northeast of the Whistler Deposit), grid hole RG11-178 intersected porphyry mineralization hosted in diorite porphyry with magnetite and K-feldspar alteration and chalcopyrite mineralization. This intersection confirmed the results of a nearby 2006 Kennecott drill hole (0.23 g/t gold and 0.09% copper over 94 metres). Mineralization is located within a broad 350 x 500 metre-wide airborne magnetic high anomaly, suggesting the presence of a new and distinct mineralized porphyry centre with similar geological characteristics to the Whistler Deposit. This was corroborated by subsequent drilling including 79.3 metres averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent*) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 metres in hole WH11-034. Five additional holes released during the period define a narrow, steeply northeast dipping body of near-surface porphyry mineralization to depths greater than 500 metres.

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
WH11-032	148.0	228.0	80.0	0.31	1.10	0.14	0.60
WH11-034	152.0	300.5	148.5	0.40	1.53	0.14	0.71
including	181.7	261.0	79.3	0.57	1.55	0.19	0.99
WH11-037	360.0	505.0	145.0	0.25	1.22	0.10	0.46
including	372.8	483.0	110.2	0.30	1.10	0.12	0.56
WH11-038	284.0	437.1	153.1	0.20	0.92	0.07	0.35
including	323.0	431.2	108.2	0.24	1.13	0.10	0.46

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

-

Raintree South:

A third area of base metal veining measuring approximately 300 by 300 metres and centred on a magnetic high anomaly has been defined at the Raintree South prospect, 2.2 km east of the Whistler Deposit. Drilling by previous operators confirmed that this anomaly is associated with moderate grades of gold and copper (0.38 g/t gold and 0.14% copper over 20 metres) in high temperature porphyry mineralization. A total of four holes tested the anomaly returning porphyry style mineralization in association with a steeply plunging diorite intrusive stock. Both copper and gold grades at Raintree South are lower than at Raintree North and Raintree West with one of the better intervals returning a 164.0 metres that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Raintree South Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq* (g/t)
WH11-044	45.0	148.0	103.0	0.19	0.74	0.10	0.40
WH11-046	217.0	381.0	164.0	0.22	1.68	0.12	0.50
WH11-050	303.7	563.3	259.6	0.15	1.11	0.08	0.33
including	498.8	563.3	64.5	0.25	1.25	0.12	0.51

a)

Island Mountain:

2011 work followed up the successes of 2010 drilling including drill hole IM10-013 which intersected a 114.9 metre interval averaging 1.25 g/t gold, 4.0 g/t silver and 0.23% copper, beginning at a depth of 50.1 metres. This interval was contained within a much larger drill intercept of 362.0 metres averaging 0.56 g/t gold, 2.0 g/t silver, and 0.11% copper beginning at a depth of 42.0 metres.

Detailed mapping and surface sampling has identified several new breccia outcrops that extend over a minimum 700 metre-long trend approximately 450 metres in width and open in all directions.

Exploration commenced at Island Mountain with the startup of the summer drill program in June. A total of 26 holes (9,532 metres) were completed with two drill rigs.

Step out drilling to the north on east-west oriented sections at the Island Mountain Breccia Zone in 2011 has now traced mineralization over a 300 by 300 metre area and to a depth of 500 metres. Reconnaissance drilling has identified gold mineralization up to 400 metres north of the Breccia Zone. Intrusive and hydrothermal breccias associated with gold and gold copper mineralization have now been mapped and intersected in drilling over a total strike length in excess of 800 metres.

The majority of exploration at Island Mountain targeted the Breccia Zone, following up on successful 2009 and 2010 campaigns (2009 Breccia Zone discovery in IM09-01: 0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres). An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010.

The 2011 program built on the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections. Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 metres within a broad 363.9 metre interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 metres west of hole IM11-026, which returned 127 metres of 0.76 g/t gold equivalent*.

Two east directed holes fifty metres south on section 7,800 (IM11-039 and IM11-037) and separated by approximately 100 metres were designed to define continuity of mineralization between the two adjoining sections. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 metres of 1.00 g/t gold, 0.28 g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039 drilled beneath hole IM11-037 and intersected broad zones of gold-copper breccia mineralization including 157 metres averaging 0.59 g/t gold, 2.80 g/t silver and 0.16% copper. Follow up to hole IM11-039 will be a priority since mineralization remains open down-dip and to the east.

Fifty metres south, on section 7,750N, IM11-018 and -020 were collared at the same location 100 metres to the west of IM10-13 to follow up on strong gold and copper mineralization intersected in 2010. IM11-018 intersected a broad interval of gold-copper mineralization 375 metres in length averaging 0.42 g/t gold, 1.50 g/t silver and 0.07% copper, including 135 metres averaging 0.73 g/t gold, 2.5 g/t silver and 0.11% copper. IM11-20 was also drilled toward the east, beneath IM10-018 at an inclination of -62 degrees. A higher grade section of the hole 161 metres in length averaged 1.00 g/t gold, 2.29 g/t silver and 0.12% copper (or 1.28 g/t gold equivalent*) and lies within a 344.0 metre interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold equivalent*. Hole IM11-036 was located 100 metres east of and on the same section as IM11-013 and drilled toward the east to investigate continuity of mineralization near surface. The hole returned a 74.0 metre interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body.

A further fifty metres south, on section 7,700N, IM11-038 and IM11-041 were east directed holes at inclinations of -45 and -60 degrees, collared approximately 100 metres west of holes IM10-010 and 011. These holes were also designed to test continuity of mineralization outlined on the adjoining sections to the north and south. Hole IM11-038 intersected a strongly developed breccia 182 metres in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent*) including a higher grade, 124 metre long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent*). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip.

IM11-022 and -024, the most westerly holes drilled on the discovery section 6,650N, did not intersect significant widths of breccia mineralization, but did intersect disseminated pyrrhotite associated gold mineralization as seen on the east side of the Breccia Zone. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 metres averaging 0.61 g/t gold equivalent*. Hole IM11-022, inclined at -60 degrees, was dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

2011 Island Mountain Breccia Zone Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Section 7,850N
IM11-034	138.1	502.0	363.9	0.53	15.3	0.03	0.84
Including	213.0	313.0	100.0	1.37	54.19	0.04	2.29
Including	370.0	442.0	72.0	0.37	0.40	0.03	0.43
IM11-026	9.0	266.0	257.0	0.45	0.57	0.01	0.48
Including	139.0	266.0	127.0	0.74	0.50	0.01	0.76
	335.0	377.5	42.5	0.24	0.50	0.04	0.32
	491.0	545.0	54.0	0.25	0.34	0.02	0.29
Section 7,800N
IM11-037	72.3	271.0	198.7	0.53	0.40	0.03	0.59
Including	105.0	184.0	79.0	1.00	0.28	0.02	1.04

IM11-039	56.0	387.7	331.7	0.57	1.62	0.09	0.78
Including	56.0	213.0	157.0	0.59	2.80	0.16	0.96
and	256.6	295.0	38.4	1.42	0.70	0.04	1.51

Section 7,750N
IM11-018	104.0	479.0	375.0	0.42	1.50	0.07	0.57
Including	110.0	272.0	162.0	0.64	2.54	0.12	0.92
Including	137.0	272.0	135.0	0.73	2.49	0.11	1.00
IM11-020	136.0	480.0	344.0	0.56	1.62	0.08	0.75
Including	180.0	439.0	259.0	0.71	1.87	0.10	0.94
Including	222.0	383.0	161.0	0.99	2.40	0.12	1.28
IM11-036	45.0	236.8	191.8	0.47	1.16	0.04	0.57
Including	45.0	119.0	74.0	0.98	0.51	0.03	1.05

Section 7,700N
IM11-038	45.0	227.0	182.0	0.50	2.94	0.14	0.84
Including	103.0	227.0	124.0	0.55	3.34	0.17	0.95
IM11-041	131.0	170.0	39.0	0.15	2.62	0.10	0.40
	232.5	287.5	55.0	0.30	1.47	0.05	0.42

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Section 7,650N
IM11-022	205.0	238.1	33.1	0.27	0.60	0.03	0.34
	286.0	328.0	42.0	0.34	0.44	0.01	0.37
	506.0	533.0	27.0	0.19	1.22	0.06	0.33
IM11-024	15.0	461.0	446.0	0.26	0.82	0.03	0.33
Including	184.0	247.8	63.8	0.31	0.43	0.02	0.35
Including	357.0	458.0	101.0	0.55	0.56	0.03	0.61
NNE Dir. Hole
IM11-040	13.0	377.0	364.0	0.53	3.55	0.13	0.84
	128.0	269.0	141.0	0.62	6.36	0.17	1.05

Reconnaissance drilling was completed north of the Breccia Zone to test breccia mineralization mapped on surface. This drilling was successful, returning gold intersections 200 and 400 metres north of northern defined edge of the Breccia Zone.

Two hundred metres to the north, a new style of mineralization characterized by high concentrations of pyrite mineralization with high silver values yielded a 73.9 metre interval averaging 0.92 g/t gold equivalent* near the bottom of IM11-030 within a broad zone of mineralization averaging 0.49 g/t gold equivalent* over 167.9 metres. A further 200 metres north, holes IM11-033 and 035 were drilled from the same location at inclinations of -45 and -55 degrees, testing the Falcon’s Nest breccia. IM11-033 intersected a 55.2 metre interval that averaged 0.5 g/t gold while IM11-035 returned the same gold grades over a 41.0 metre width.

A 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone (the SC Target), returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

2011 Island Mountain Reconnaissance Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Recon 200 m N of Breccia
IM11-028	12.0	57.6	45.6	0.27	0.84	0.05	0.38
IM11-029	317.3	324.0	6.7	3.35	1.07	0.01	3.38
IM11-030	20.0	63.0	43.0	0.32	1.12	0.03	0.40
	333.0	500.9	167.9	0.37	1.32	0.05	0.49
including	364.1	438.0	73.9	0.72	2.24	0.09	0.92
Recon 400 m N of Breccia
IM11-032	246.0	300.0	54.0	0.29	0.28	0.01	0.33
IM11-033	2.8	58.0	55.2	0.41	1.54	0.03	0.52
including	2.8	42.0	39.2	0.56	1.18	0.02	0.62
IM11-035	3.0	44.0	41.0	0.44	2.19	0.03	0.53
SC Target
IM11-021	4.0	158.0	154.0	0.19	0.27	0.04	0.28
including	7.0	28.0	21.0	0.50	0.29	0.05	0.61
and	128.0	158.0	30.0	0.40	<0.5	0.02	0.45

c) Muddy Creek

Three holes totaling 935 metres were also drilled at Muddy Creek, 8 km north of Island Mountain. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent*. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold spaced over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Future Exploration Programs

Future drilling at the Whistler Project will have two objectives. The first is to investigate new targets that potentially represent new porphyry gold copper deposits in the Whistler Orbit and Island Mountain areas, The second objective will be to further define mineralization at the Whistler Deposit, Rainmaker, Raintree West and Island Mountain Breccia targets. Further work to ascertain the nature of mineralization at Muddy Creek will also be undertaken. Additional groundwork will be required to investigate underexplored terrain on the eastern portion of the property.

The Corporation’s British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division, BC

The Adam Property, covering 1,823 hectares, is approximately 70 kilometers northwest of Stewart, British Columbia. The Corporation sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Corporation retains a 2% NSR.

Boulevard Property, Whitehorse Mining District, Yukon

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property was held jointly by Kiska (50%) and Northgate Minerals (now AuRico Gold – “AuRico”) (50%), with each company having funded the initial $330,000 in exploration that led to staking of the property. AuRico solely funded the next exploration program to earn an additional 10% interest.

Effective July 22, 2009, the Corporation and AuRico signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. – “Independence”) under which Independence can acquire the Corporation’s 50% interest in the property. Independence will make staged cash payments to the Corporation on a 40% basis totaling $80,000 ($48,000 paid), issue an aggregate of 400,000 shares (240,000 received) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. The Corporation retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buyback 0.25% of the NSR for $375,000. In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 shares of its capital stock each to Kiska and AuRico.

Independence also purchased from the Corporation and AuRico certain data pertaining to soil, silt and rock sampling completed in areas around or near the property. If Independence acquires open ground by staking within defined areas, it will be required to issue additional common shares, up to a maximum of 250,000 to the Corporation, and the additional property, if any, will be further subject to a NSR in favor of the two original partners. Independence would be entitled to buyback 1% of the NSR for $500,000. Late in 2009, Independence acquired claims by staking and issued an additional 100,000 shares to the Corporation.

The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results the Corporation and AuRico staked additional claims.

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

Since optioning the project, Independence completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length.

The 2011 program consisted of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

No programs have been announced for the 2012 season.

Gillis Property, Nicola Mining Division, BC

The Gillis property consists of 15 claims covering 6,557 hectares of rolling upland terrain 30 km southwest of the town of Merritt, British Columbia. Access to the property is primarily by a Bell 206 helicopter based out of Merritt. Although the areas where most of the exploration is focused are not road accessible, future road access could be facilitated from gravel forestry roads that circle the property.

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

In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 metres to 5.5 g/t gold over 0.1 metres within an altered volcanic host rock. A 10 metre wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 metres to 0.80 g/t gold over 1.3 metres. Sixty-five metres to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 metres (including 8 metres of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 metre section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

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

The Corporation signed an option agreement and subsequent amendments with Northgate Minerals Corporation (now AuRico Gold - “AuRico”) which provides that AuRico can earn a 51% interest in the RDN Property on completion of the following:

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

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Corporation will be project operator until AuRico has earned its 51% interest. AuRico may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

The Corporation signed an amendment suspending the terms of the option agreement with AuRico until such time as road access to the RDN property is constructed. The Teck /Novagold partnership developing the Galore Creek deposit is constructing this road to access their project. Much of the road has been completed, but construction has been suspended until such time that a decision to continue the mine construction is made by Teck. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property. The Grizzly Property is owned 100% by the Corporation subject to the underlying NSR.

During 2004, AuRico completed 2,499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drillholes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

In 2008, Inmet Mining Corporation conducted a two-phase exploration program on the Grizzly property investigating porphyry-style mineralization exposed in a hand trench where a continuous chip sample returned 38 meters grading 1.09 grams/tonne gold and 0.74% copper. The first phase program consisted of geological mapping, rock sampling, a soil geochemical survey and a 32 line-kilometer IP geophysical survey. The second phase of the program consisted of 2,128 meters of diamond drilling from 11 holes. Results from the drill program failed to intersect mineralization similar in grade to that sampled in the hand trench. Inmet later dropped their option on the property and no exploration program has been planned. The Corporation intends to seek joint venture partners for some or all of the claims.

Kizmet Property, Atlin Mining Division, BC

The Kizmet property consisting of four claims (4,292 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite that are formed on a basement of Triassic and Jurassic Stikine-Terrane sedimentary and volcanic rocks. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). Rimfire Minerals contributed claims totaling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

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

Kliyul Property, Omineca Mining Division, BC

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing and 5 km south of the Omineca mining access road and power-line. The Corporation has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011) These transactions result in the Corporation owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

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

In the third quarter of 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. Equity Exploration Consultants was contracted to manage and execute the Kliyul program.

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

No exploration program has been planned for 2012. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division, BC

A total of seven properties, covering 17,676 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line-kilometer helicopter airborne magnetics survey was completed during November 2007.

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

In 2011, Xstrata completed 15 holes (3,582.5 metres) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive. In 2012, Xstrata plans to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling.  Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims under option from Kiska.

Xstrata will continue to act as operator and fund the exploration programs.

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

In 2010, a 600 line kilometre airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometre southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 metres in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 metres to the northwest of this anomaly is a discontinuous grouping of samples over 800 metres along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 metres east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometre from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 metres to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometres west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 metres to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 metre zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometres in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton in 2011 continues. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property. Exploration, including 3,200 metres of drilling, will focus on these targets. Regional property work will investigate the numerous existing geochemical and geophysical targets.

Thorn Property, Atlin Mining Division, BC

The property consists of 22 mineral claims (18,981 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program, followed by three years of seasonal exploration from 1963-65.

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

Effective June 3, 2010, the Corporation optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500), $50,000 received in 2011 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 200,000 have been issued – the Corporation has received 150,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its nonconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 metres averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 metres northeast of THN03-19 (38.6 metres of 103.2 g/t silver and 1.22 g/t gold including 14.0 metres of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 metres. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

Brixton is currently preparing plans for follow up drilling at the Oban Breccia Zone and other targets in 2012.

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

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. In 2007, American Creek conducted an exploration program consisting of 1,835 meters of diamond drilling in eight holes to test extensions to the 36 Zone and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. Every hole drilled in the 2007 program returned anomalous gold values over large widths. A technical report was filed on SEDAR on April 30, 2008. There have been no material changes since that date. No work was completed on the Tide during 2008, 2009 or 2010 and as such American Creek’s project interest is crystallized at 51%. The operator, American Creek, has not proposed a program for 2012.

Wernecke Breccia, Mayo Mining District, Yukon

The Wernecke Breccia properties, consisting of 1,835 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. In January 2006, Rimfire Minerals Corporation (now Kiska) signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccia property from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Newmont acquired the project upon the acquisition of Fronteer in 2011 and is now the project operator. Franco-Nevada Corporation and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. The project is held in a joint venture with Newmont holding an 80% interest and Kiska the remaining 20%. Ongoing exploration expenses are shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital and elimination of the vendor’s Net Profits Interest.  This interest was sold to Franco-Nevada Corporation.

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

Fronteer commenced a $6 million exploration program early in 2007. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and standalone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6,538 meters in 28 holes were drilled.

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

No programs have been announced for the 2012 season.

Williams Property, Liard Mining Division, BC

The Williams property consists of 21 claims covering 10,727 hectares of mountainous terrain in north-central British Columbia, 330 kilometers north of Smithers. The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 meters on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. On May 17, 2001 Kiska acquired a 100% interest in the property, subject to a 1.25% NSR. Kiska has earned the interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 43,500 shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing. All advance royalty payments have been made.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. Kiska also staked additional claims based on results of field work.

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

No exploration program is planned for the Williams property in 2012. The Corporation is seeking joint venture partners to continue exploration on the property.

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

In 1998, Rimfire Alaska, a wholly-owned subsidiary of Kiska, completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area. Rimfire Alaska then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Goodpaster Properties”). Rimfire Alaska staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold Ashanti (U.S.A.) Exploration (“AngloGold”). Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, Rimfire Alaska staked additional claims. The Corporation now has an interest in 921 claims totaling 74,282 acres (30,061 hectares)

Rimfire Alaska signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Alaska properties. The terms of the agreement provide that Rubicon will fund exploration expenditures of:

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

Millrock and Crescent completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction. Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 metres in LT-001 and 0.58 g/t gold over 33.8 metres, including a sub-intervals of 3.3 metres of 1.22 g/t gold and 2.13 metres of 1.85 g/t gold in LT-005.

No programs have been announced for the 2012 season.

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

In the summer of 2010 a five week program of IP geophysics, mapping and rock geochemistry was completed on the property, centred over the historical mineral showings. This program included approximately 20.8 line-kilometers of 2D IP geophysics and 14.8 line-kilometers ground magnetics. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

No programs have been announced for the 2012 season.

Australia

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

The specific tenements in the State of New South Wales in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Barmedman	6782	15,074	May 22, 2013

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

In late 2009, Kiska conducted soil geochemical surveys expanding on the work programs conducted earlier in the year. The program targeted two new areas: Target A, a 1.5 by 0.5 km area anomalous copper, gold and molybdenum soil geochemistry, and Target B, a 0.4 by 0.5 km area of anomalous copper geochemistry. Both target areas were identified via partial leach geochemical analyses. A drill program started in early March 2010 consisting of approximately 900 metres of aircore/diamond drilling in three holes to target the copper geochemical anomalies.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential. Planning is underway for potential follow up work in 2012.

A technical report has not been filed for this project.

Future Exploration Programs

Inmet is currently considering their participation within the option. There are currently no definite plans for continued exploration.

Victoria Goldfields Properties

Location and Introduction

The Stawell Corridor is a 240 kilometer long belt bound by the Congee and Moyston faults and is anchored by Northgate Australian Ventures Corporation Pty. Ltd.’s (now AuRico Gold’s) five million ounce Stawell Gold Mine. Mineralization at Stawell consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centers. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centers associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

Property Acquisition

Effective July 27th 2008, Rimfire Australia entered into a new exploration partnership with Northgate Minerals Corporation (now AuRico Gold – “AuRico”), which granted Rimfire Australia an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

Rimfire Australia agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). Rimfire Australia can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by June 30, 2012 with a minimum expenditure of A$450,000 on the licences per year. AuRico then has the option on each license to:

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

The specific tenements in the State of Victoria in which the Corporation holds an interest are set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Murtoa	3941	29,475.25	December 17, 2012
Ararat South	4695	38,151.41	April 16, 2013
Dundonnel	4730	19,051.89	November 18, 2013

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

During the first quarter of 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties Plans are for a 14 hole aircore drilling program to test geophysical and geochemical targets generated from the previous programs.

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

No exploration has been conducted on the property since 2007. Exploration plans for 2012 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by the Corporation.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period January 1, 2012 to December 31, 2012 will be approximately $2,293,870. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Accounting & legal	$24,667	$296,000
Insurance	7,435	89,215
Investor services, filing	15,062	180,744
Management and director services	26,166	313,992
Office	22,592	271,107
Marketing and promotion	39,239	470,868
Rent	19,655	235,860
Salaries & support services	30,854	370,252
Travel & entertainment	5,486	65,832
TOTAL	$191,156	$2,293,870

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

OPERATING RESULTS

During 2011, the Corporation transitioned from Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) as developed by the International Accounting Standards Board. It was determined that there will be no material differences between statements prepared under Canadian GAAP and those prepared according to IFRS. The differences are primarily presentation differences for the financial statements and extensive additional disclosure required under IFRS. The most significant differences can be summarized as follows:

-

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. As such, the Company continued with the current policy whereby all mineral property expenditures are expensed as incurred.

-

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

Additionally, IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs. The Group has applied the following exemptions:

-

IFRS 2 Stock-based compensation. The Company has elected to apply IFRS 2 to graded and vested share-based transactions prior to transition.

-

IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

-

The Group has applied the transitional provision in IFRIC 4 Determining whether an Arrangement contains a lease and has assessed all arrangements as at the date of transition.

-

The Group has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Group has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be recorded as reclamation expense by discounting the liability to the date at which the liability first arose. The Group did this using best estimates of the historical risk-adjusted discount rates up to the transition date.

-

The Group has elected to apply the exemption to classify its investments as available-for-sale at January 1, 2010.

Year Ended December 31, 2011

For the year ended December 31, 2011, Kiska incurred a net loss of $21,658,548 ($0.23 per share) compared with a net loss of $12,422,648 ($0.18 per share) for the year ended December 31, 2010. The increase in loss is attributable to increased mineral property expenditures in the 2011 exploration season. The Company executed a 30,304 metre drill program on its Whistler project in 2011, re-issued a NI 43-101 resource on the Whistler deposit for total Alaskan mineral property expenditures of $14,115,578 (2010: $10,643,578). Moreover, the Company undertook an exploration program on its BC & Yukon properties totaling $3,364,583 (2010:  $399,177).

Revenue in 2011 of $716,374 (2010: $634,101) is consistent with agreements in place in the previous fiscal year. Additionally, current year revenue includes proceeds $55,260 (US$56,500) for the shared use of runway facilities at the Whistler site.

Mexican operations were de-consolidated effective October 7, 2010 and, hence, no income from discontinued operations existed in 2011 (2010: $433,791).

The most significant item comprising general and administrative expenses was salaries for administration of exploration programs, as well as management for the portfolio of exploration properties. Wages have increased year on year, net of transfers to projects, from $893,344 in 2010 to $1,071,365 in 2011 as a result of an increase in corporate human resources and share-based compensation (gross stock-based compensation was $3,158,318 – 2010: $2,195,218 , and, net of transfers to projects, share-based compensation was $1,821,801 – 2010: $1,496,336). Share-based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 16 of the consolidated financial statements). Included in exploration expenses were project management fees and wages ($2,229,628 – 2010: $1,609,121), geological and engineering ($1,693,033 – 2010: $774,343), and share-based compensation ($1,347,920 – 2010: $581,332). Marketing costs were also a significant expense as the Corporation participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. Consulting and outsourced services in the current year include corporate accounting, audit and legal fees.

Consulting and outsourced services ($655,690 – 2010: $603,617) include audit, legal and other financial and general advisory services. Increases in financial advisory fees paid (2011: $25,000), professional fees for restructuring advice (2011: $58,890) and human resources consulting fees (2011: $8,413) were offset by reductions in consulting fees paid for accounting, legal and other fees paid in connection with the acquisition of Rimfire Minerals Corporation in 2009. Consulting fees included services of $180,687 rendered by an officer of the Company (refer Note 21 of the consolidated financial statements).

General and administration costs have increased ($624,801 – 2010: $450, 847) as a result of increased rent on the Company’s head office due to the change of address in 2010, and increased computer maintenance costs is associated with the addition of new staff.

The Company realized gains on sales of its marketable securities of $393,410 (2010: $172,236) for net proceeds of $1,168,685 (2010: $430,221).

During the previous year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7 of the consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended December 31, 2011

The Company’s cash and cash equivalents balance at December 31, 2011 was $6,800,283 compared with $6,297,716 at December 31, 2010. The Company had working capital of $8,149,139 at December 31, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the period, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters and other share issue costs of $285,002 were incurred. Moreover, proceeds of $1,168,685 were realized on the sale of the Company’s available-for-sale financial assets.

For the year ended December 31, 2011 and 2010, cash used in operating activities was $19,828,319 and $13,568,901, respectively. The increase is attributable to increased exploration activities in the current year compared to the prior period.

Cash outflows from investing activities were a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program of $912,145. Investing activities included inflows from the sale of available-for-sale financial assets of $1,168,685. Total inflows from investing activities were $298,011 (2010: $2,314,442) with the prior year including the proceeds on the Clancy sale disclosed in Note 7.

The increase in cash inflows from financing activities over the prior period to $20,032,874 (2010: $16,469,788) is a result of the bought deal financing described above for net proceeds of $16,000,263. Moreover, a total of $4,032,611 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

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

Year Ended December 31, 2011

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

The Corporation had 99,253,559 issued and outstanding common shares as of December 31, 2011. During the year, there were 4,621,700 warrants and 64,160 options exercised for cash proceeds of $4,003,666 and $28,945 respectively.

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc. Each Unit consisted of one common share of the Company and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.  The cash proceeds, net of commission from this placement were $16,285,265.

Year Ended December 31, 2010

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

On August 16, 2010 the Corporation closed the non-brokered portion of the private placement for gross proceeds of $2,332,900. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 16, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-

month hold period expiring December 17, 2010. A cash commission of $126,296 was paid and included in share issue costs in addition to the granting of 154,020 agent’s warrants valued at $118,158 and charged against share issue costs. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.82 per share until August 16, 2012.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligations	$ 908,934	$ 261,152	488,805	158,977	Nil
Mineral Property Interests – Option Payments [1]	22,840	12,670	10,170	Nil	Nil
Mineral Property Interests – Conditional Exploration Commitments [1]	5,972,034	887,116	5,084,918	Nil	Nil
Other Long-Term Liabilities [2]	434,008	434,008	Nil	Nil	Nil
Total	$ 7,337,816	$ 1,594,946	$ 5,583,893	$ 158,977	$Nil

 [1] Mineral property interest costs are contingent on retaining an interest in the property. Most agreements are subject to cancellation without penalty. This table does not include fees which other parties are obligated to pay. Filing fees, which include claim rental fees and tenement taxes, do not have to be paid if the property is forfeited to the appropriate government authority.

[2] This line includes claim rental fees payable annually to state, provincial and federal authorities. Moreover, IFRS requires the Corporation to estimate the asset retirement obligation for each mineral property. The amount on this line includes the current mineral property reclamation obligation as shown in the Corporation’s financial statements.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Jason S. Weber, P. Geo., President, Chief Executive Officer and Director

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in Geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer August 5, 2009 after the merger of Geoinformatics and Rimfire. Prior to the merger, Jason held the same position with Rimfire since December of 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Mr. Weber has been a director of the Association for Mineral Exploration British Columbia (AME BC), a not-for-profit organization promoting a healthy, sustainable and environmentally sound mineral exploration sector in British Columbia. Jason is also a director of Tatlow Investments and Clear Creek Resources, both of which are private British Columbia corporations.

Adrian Rothwell, CA, Chief Financial Officer

North Vancouver, BC

Mr. Rothwell has held senior positions within the mining industry for over 15 years. Mr. Rothwell holds a Bachelor in Economics from Macquarie University, Sydney, Australia and is a Chartered Accountant with the Institute of Chartered Accountants of British Columbia and Australia. Mr. Rothwell acts as Chief Financial Officer of the Corporation, NuLegacy Gold Corporation and Centurion Minerals Ltd.

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

David A. Caulfield, P. Geo., Vice President, Corporate Development

Quadra Island, BC

David A. Caulfield holds a B.Sc. in Geology and is a registered professional geoscientist. From 1987 until December, 2011, Mr. Caulfield was a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield is also the President of Attunga Holdings Inc. and a director of Antioch Investments Ltd., which are private British Columbia corporations. Mr Caulfield is also a director of Evrim Resources Corp.

On June 23, 2011, Mr Caulfield resigned as Co-Chairman and Director.

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

Geoffrey Chater, Director, Chairman

Maple Ridge, BC

Geoffrey Chater holds a B.Sc. in geology from Texas Christian University and has over 21 years of experience in the mining industry. Mr. Chater is President and CEO of Bearing Resources Ltd and is a principal of Namron Advisors, a corporate communications consultancy. From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation, Ivanhoe Capital Corporation and Esperanza Resources Ltd. Mr. Chater is also a Director of Reservoir Minerals Ltd. and Bearing Resources Ltd. Mr Chater is a member of the Audit Committee for the Corporation.

Jack Miller, P. Eng., Director

North Vancouver, BC

On June 23, 2011, Mr Jack Miller was appointed to the Board of Directors.

Mr. Miller’s leadership and expertise in advanced project development and mine construction will be integral to the progression of the Company’s flagship Whistler Project in Alaska. Mr. Miller holds a B.A.Sc. and an M.A.Sc. in geological engineering and is a registered professional engineer. Jack has held various site operating and head office leadership roles in multiple base and precious metal operating companies. In these roles, Mr. Miller has been responsible for the entire mine development cycle; starting from exploration, through development and finally to operations. His most recent role, prior to retirement in 2010, was Chief Operating Officer for Quadra FNX Mining Ltd.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Evrim Resources Corp. Kaminak Gold Corporation	Director Director Member, Advisory Board	01/87 to 12/1109/10 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
George Ireland	Geologic Resource Partners Merrill & Ring Inc.	Chief Investment Officer Director	03/04 to present 01/86 to present
Geoffrey Chater	Esperanza Resources Corp. Valley High Ventures Ltd Greystar Resources Ltd Levon Resources Ltd. Bearing Resources Ltd Reservoir Minerals Inc.	Director President & Director Vice President & Director Director CEO & Director Director	06/10 to 06/11 08/10 to 03/11 04/06 to 08/09 03/11 to 04/11 03/11 to present 10/11 to present
Jack Miller	Quadra FNX Mining Ltd Blue Ridge Mining Solutions	Chief Operating Officer President	04/04 to 09/10 09/10 to present
Adrian Rothwell	MBMI Resources Inc. Centurion Minerals Ltd NuLegacy Gold Corporation	Chief Financial Officer Chief Financial Officer Chief Financial Officer	08/06 to 05/11 06/08 to present 01/11 to present
Jason Weber	Tatlow Investments Clear Creek Resources	Director Director	06/96 to present 04/11 to present

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

John Kanellitsas and George Ireland are partners of Geologic Resource Partners which as a group controls 28.88% of the common shares of the Corporation.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of December 31, 2011, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2011	$170,496	NIL	NIL	240,000	NIL	NIL	NIL
David A. Caulfield, Vice President, [1]	Dec. 2011	NIL	NIL	NIL	240,000	NIL	NIL	$176,000[1]
Bipin Ghelani,Director	Dec. 2011	NIL	NIL	$20,000	120,000	NIL	NIL	NIL
Alan J. Hutchison,Corporate Secretary [2]	Dec. 2011	NIL	NIL	NIL	60,000	NIL	NIL	NIL[2]
John A. Kanellitsas Co-chairmanDirector	Dec. 2011	NIL	NIL	$20,000	120,000	NIL	NIL	NIL
Geoffrey Chater, Director	Dec. 2011	NIL	NIL	$20,000	120,000	NIL	NIL	NIL
George Ireland,Director	Dec. 2011	NIL	NIL	$20,000	120,000	NIL	NIL	NIL
Mark T.H. SelbyDirector	Dec. 2011	NIL	NIL	$20,000	120,000	NIL	NIL	NIL
Jason S. Weber., President, CEO & Director	Dec. 2011	$181,500	NIL	NIL	240,000	NIL	NIL	NIL
Jack Miller, Director [4]	Dec. 2011	NIL	NIL	$20,000	90,000	NIL	NIL	$44,745[4]
Adrian Rothwell,CFO [3]	Dec. 2011	$ 117,000	NIL	NIL	270,000	NIL	NIL	NIL

[1]

Pursuant to the terms of a Management Agreement effective January 1, 2011, Equity Exploration Consultants Ltd. was paid the sum of $14,666 per month for the services of Mr. Caulfield. Mr. Caulfield is a director and officer of Equity Exploration Consultants Ltd. Refer to Item 6 "Management and Consulting Contracts" below. Mr Caulfield resigned from the Board on June 23, 2011.

[2]

Alan J. Hutchison is a partner with the law firm of Fraser Milner Casgrain LLP and provides ongoing legal services to the Corporation. During the fiscal year ended December 31, 2011, the Corporation paid the firm of Fraser Milner Casgrain LLP $181,741 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[3]

Adrian Rothwell, CA was appointed CFO, effective January 4, 2011.

[4]

Jack Miller was appointed to the Board on June 23, 2011. Consulting fees of $44,745 were paid for services rendered during the year to a company controlled by Mr Miller, Blueridge Mining Solutions Ltd. Refer to Item 7 “Related Party Transactions” below.

As at December 31, 2011, the Corporation has granted rights to purchase or acquire an aggregate of 8,152,807 Common Shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 31, 2012 as traded on the TSX Venture Exchange was $0.27.

Outstanding Director and Officer Stock Options as at December 31, 2011

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price ($)	Expiry Date	Market Value on Date of Grant ($)
Mark E. Baknes	13,05013,05013,0508,70017,400100,000 225,000 120,000 120,000	Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	2.292.241.840.980.170.90 0.87 1.35 0.70	Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	2.292.241.840.980.170.90 0.87 1.35 0.68
David A. Caulfield	21,75043,5008,7008,70030,450105,000 240,000 120,000 120,000	Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	2.292.241.840.980.170.90 0.87 1.35 0.70	Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	2.292.241.840.980.170.90 0.87 1.35 0.68
Bipin A. Ghelani	8,7008,7008,70013,05095,000 120,000 60,000 60,000	Jan. 11, 2007July 16, 2007Dec. 10, 2007Dec. 19, 2008Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	2.292.241.840.170.90 0.87 1.35 0.70	Jan. 11, 2012July 16, 2012Dec. 10, 2012Dec. 19, 2013Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	2.292.241.840.170.90 0.87 1.35 0.68
Alan J. Hutchison	21,7504,3504,35025,000 40,000 30,000 30,000	July 16, 2007Dec. 10, 2007July 16,2008Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	2.241.840.980.90 0.87 1.35 0.70	July 16, 2012Dec. 10, 2012July 16, 2013Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	2.241.840.980.90 0.87 1.35 0.68
John A. Kanellitsas	333,33395,000 120,000 60,000 60,000	March 19, 2009Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.450.90 0.87 1.35 0.70	March 19, 2014Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.450.90 0.87 1.35 0.68
Geoffrey Chater	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
George Ireland	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
Mark T. H. Selby	65,25085,000 110,000 60,000 60,000	March 1, 2009Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.250.90 0.87 1.35 0.70	March 1, 2014Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.250.90 0.87 1.35 0.68
Jason Weber	8,70013,050108,75013,05030,450135,000 265,000 120,000 120,000	Jan. 11, 2007July 16, 2007Dec. 10, 2007July 16, 2008Dec. 19, 2008Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	2.292.241.840.980.170.90 0.87 1.35 0.70	Jan. 11, 2012July 16, 2012Dec. 10, 2012July 16, 2013Dec. 19, 2013Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	2.292.241.840.980.170.90 0.87 1.35 0.68
Jack Miller	8,700 8,700 8,700 13,050 37,500 30,000 60,000	January 11, 2007 July 16, 2007 Dec. 10, 2007 Dec. 19, 2008 July 12, 2010 February 17, 2011 June 26, 2011	2.29 2.24 1.84 0.17 0.87 1.35 0.70	January 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 July 12, 2015 February 17, 2016 June 26, 2016	2.29 2.24 1.84 0.17 0.87 1.35 0.68
Adrian Rothwell	120,000 150,000	February 17, 2011 June 26, 2011	1.35 0.70	February 17, 2016 June 26, 2016	1.35 0.68
Total	4,772,183

In addition to the share purchase options granted to Directors and Senior Officers of the Corporation, as listed in the preceding table, the Corporation issues options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan the Corporation had reserved a total of 9,925,356 shares as of December 31, 2011, for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately. Shareholders must approve the stock option plan at each annual general meeting, which allows a maximum of 10% of the Corporation’s issued and outstanding shares to be reserved for stock options. Options are granted at the discretion of the board of directors.

As of December 31, 2011, there are thirty-six (36) employees who have been granted stock options in the aggregate amount of 8,152,807 options at exercise prices ranging from $0.17 to $6.90 with expiry dates between January 2012 and December 2016. Of the reserved shares, 1,772,549 remained available for stock option grants.

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

Management and Consulting Contracts

The Corporation has entered into a management agreement effective January 1, 2011 with Equity, pursuant to which Equity will furnish the services of David A. Caulfield Director, Business Development, for the sum of $14,666 per month less reasonable costs for rental of a furnished office to Mr. Caulfield. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield, who is a director of the Corporation. This agreement was terminated effective December 31, 2011.

Equity Exploration Consultants Ltd. provides geological consulting services to the Corporation on an individual project basis. On an on-going basis, Equity provides property evaluation services to the Corporation at standard commercial rates. These rates are the same as those charged to unrelated third parties. As exploration projects for a particular property are defined, a specific contract for consulting services related to that project is entered into. During the fiscal year ended December 31, 2011, the Company entered into a number of contracts with Equity for the exploration of its British Columbia, Canada projects, totalling $1,035,506.

Compensation of Directors

Commencing in 2011, non-executive directors were paid a quarterly stipend of $5,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning January 1, 2012 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 14,208	$ 170,500
David A. Caulfield	14,208	170,500
Adrian Rothwell [1]	9,750	117,000
Jason Weber	15,125	181,500

 [1]

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

EMPLOYEES

The Corporation has twenty-three full-time employees, nineteen located at the head office, five located at the Anchorage office in Alaska. There are no contracts or collective agreements between the Corporation and any labor union or similar organization. The Corporation expects to employ a number of temporary employees during the Whistler exploration program. The average will be approximately three temporary employees for the three month duration of the program.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2012.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 522,517 [1] Options: 617,200 [2] Warrants: 5,000 [3]	0.53%
David A. Caulfield, P. Geo. Quadra Island, BC Vice President, Business DevelopmentDirector	Common Shares: 752,641 [1] Options: 676,350 [2] Warrants: Nil [3]	0.76%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 114,360 [1] Options: 365,450 [2] Warrants: Nil [3]	0.12%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 45,000 [1] Options: 155.450 [2] Warrants: Nil[3]	0.03%
John Kanellitsas Sun Valley, IDDirector	Common Shares: 175,000 [1] Options: 668,333 [2] Warrants: 12,500 [3]	0.18%
Mark T.H. Selby Toronto, ON Director	Common Shares: 35,000 [1] Options: 380,250 [2] Warrants: 15,000 [3]	0.04%
Geoffrey Chater Maple Ridge, BC Chairman of the Board Director	Common Shares: 25,000 [1] Options: 307,500 [2] Warrants: 12,500 [3]	0.03%
George Ireland Boston, MA Director	Common Shares: 530,799 [1] Options: 307,500 [2] Warrants: 47,500[3]	0.53%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer,Director	Common Shares: 228,220 [1] Options: 805,300 [2] Warrants: 5,000[3]	0.23%
Jack Miller North Vancouver, BC Director	Common Shares: 65,185[1] Options: 157,950 [2] Warrants: 5,000 [3]	0.07%
Adrian Rothwell North Vancouver, BC Chief Financial Officer	Common Shares: 39,000 [1] Options: 270,000 [2] Warrants: 5,000 [3]	0.04%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2012, based upon information furnished by the respective shareholders.

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

Of the shares beneficially held by David Caulfield, 269,791 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Jason Weber, 13,050 shares are beneficially held by family trusts controlled by Jason Weber. Of the shares beneficially held by Adrian Rothwell, 10,000 are registered in the name of Blaxland Pacific Management Corp., a private British Columbia corporation controlled by Adrian Rothwell.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at March 31, 2012.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
The Canadian Depository for Securities Limited (“CDS”)Toronto, ON	Common Shares: 80,249,508	80.85%
Geologic Resource Partners[1]	Common Shares: 28,659,485 Warrants: 1,829,268	28.88%

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

The only significant change in ownership over the past three fiscal years is the Geologic Resource Partners (“GRP”) position. In October 2008, the Corporation issued shares to GRP to repay the Convertible Facility and in satisfaction of interest thereon. This resulted in GRP holding approximately 85% of the Corporation’s issued and outstanding shares. Upon completion of the acquisition of Rimfire Minerals Corporation, this was reduced to 45% and further reduced through dilution by private placements and exercise of options and warrants to the current 28.88%.

There are no arrangements, known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.

As of March 31, 2012 there were 37 United States registered holders representing 16,671,622 common shares of the Corporation which equals 16.80% of the Corporation’s issued and outstanding shares. There was 1 non-North American holders representing 6,600 common shares (0.01%).

RELATED PARTY TRANSACTIONS

(a) Equity Exploration Consultants Ltd. (“Equity”)

During the fiscal year 2011, Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”) was not at arm's length to the Corporation, as one of the principals of Equity was David A. Caulfield, a director of the Corporation. David ceased as principal of Equity, effective December 31, 2011. It is anticipated that Equity will continue to provide geological consulting services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

At December 31, 2011, the Group was indebted to Equity in the amount of $45,738 (2010 – $15,946) for project expenses and consulting services provided by Equity to the Group.  During the year ended December 31, 2011, the Group paid Equity $180,687 (2010 - $173,598) for providing management services, which has been included in consulting and outsourced services on the Statement of Comprehensive Loss. The Company also paid Equity $1,035,506 (including applicable sales taxes) (2010: $26,901) for providing geological consulting services in the year, included in exploration expenditures.

(b) Mineral Property Interests

One of the directors, David Caulfield, indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 21 of the Consolidated Financial Statements – see Item 17). The claims were originally staked and explored by Antioch Investments Ltd. and Equity Exploration Consultants Ltd., in which he holds an interest. When the property was sold to Newmont and NVI Mining Ltd, these companies retained an NPI of varying amounts depending on the claim group.

(c) Due to related party

Consulting fees of $44,745 were paid for services rendered during the year ended 2011 to a company controlled by Jack Miller, Blueridge Mining Solutions Ltd. Mr. Miller was appointed to the Board on June 23, 2011.

Except as disclosed under sections (a) through (c) above, to May 11, 2012, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2011 and 2010

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2011 and 2010;

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2011

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

ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The Common Shares of the Corporation are traded in Canada under the stock symbol "KSK" on the TSX Venture Exchange and under the stock symbol "KSKTF" on the OTC Bulletin Board in the United States. Pursuant to the Corporation’s prospectus issued on March 17, 2011, warrants of the Corporation are also traded in Canada under the stock symbol "KSK.WT" on the TSX Venture Exchange. The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices of the Corporation’s common shares, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period November 1, 2011 to April 30, 2012. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
November 1-30, 2011	0.53	0.53	0.35	0.34	3,264,000	361.700
December 1-31, 2011	0.40	0.38	0.26	0.24	6,057,600	1,146,000
January 1-31, 2012	0.42	0.40	0.28	0.29	8,647,600	1,087,900
February 1-28, 2012	0.39	0.39	0.31	0.31	6,312,200	1,808,300
March 1-31, 2012	0.35	0.34	0.26	0.25	2,416,600	633,800
April 1-30, 2012	0.28	0.28	0.22	0.22	3,121,429	354,125

Fiscal 2010	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.13	$ 1.11	$ 0.65	$ 0.64	6,533,211	1,379,507
Second Quarter	1.26	1.25	0.87	0.81	7,264,632	1,504,048
Third Quarter	1.21	1.18	0.75	0.51	13,159,159	2,341,467
Fourth Quarter	1.74	1.75	1.06	1.03	18,253,010	3,979,498

Fiscal 2011	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.38	$ 1.41	$ 0.92	$ 0.95	18,373,300	4,017,400
Second Quarter	1.04	1.07	0.65	0.65	15,793,700	3,047,500
Third Quarter	0.89	0.95	0.36	0.33	13,600,500	2,891,200
Fourth Quarter	0.53	0.53	0.26	0.24	14,832,700	3,143,800

Fiscal 2012	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.42	$ 0.40	$ 0.26	$ 0.25	17,376,400	3,530,000

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
December31, 2011	$ 1.38	$ 1.41	$ 0.26	$ 0.24	62,600,200	13,099,900
December31, 2010	1.74	1.75	0.65	0.51	45,210,012	9,204,520
December31, 2009	1.16	1.18	0.33	0.53	10,738,722	1,190,214
December31, 2008	12.45	n/a	0.60	n/a	37,12,114	n/a
December31, 2007	9.00	n/a	3.45	n/a	2,232,820	n/a

The following table sets forth the high and low closing bid prices of the Corporation’s warrants, in Canadian dollars, and trading volume of the warrants on the TSX Venture Exchange (“TSX-V”) for the period from listing the warrants on March 17, 2011 to March 31, 2012.

Most recent 6 months	High	Low	Volume
October 1-31, 2011	0.08	0.02	504,000
November 1-30, 2011	0.10	0.04	220,350
December 1-31, 2011	0.065	0.015	518,390
January 1-31, 2012	0.08	0.02	43,500
February 1-28, 2012	0.075	0.02	80.500
March 1-31, 2012	0.05	0.005	75,050

Fiscal 2011	High	Low	Volume
First Quarter *	0.25	0.20	1,780,954
Second Quarter	0.26	0.14	794,586
Third Quarter	0.21	0.06	2,782,000
Fourth Quarter	0.10	0.02	1,242,740
Fiscal year ending December 31, 2011 *	0.26	0.02	6,600,280

*  For the period from listing the warrants on March 17, 2011.

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

The Corporation entered into a management agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation. The agreement was revised effective January 1, 2010 to increase the payment to $13,333 per month and on January 1, 2011 to increase the payment to $14,666 per month. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield who is a director of the Corporation. This Management Agreement is incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed with the SEC on November 22, 2011..

On March 23, 2011, the Corporation and Computershare Trust Company of Canada, as warrant agent, entered into a warrant indenture (the "Indenture") in connection with an equity financing of the Corporation.  Pursuant to the Indenture, the Corporation authorized the issuance of 7,532,500 share purchase warrants, with each share purchase warrant being exercisable into one common share of the Corporation at an exercise price of CDN$1.60, subject to adjustment as provided in the Indenture, until March 23, 2013. The Indenture is incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed with the SEC on November 22, 2011.

The Corporation’s ordinary course of business involves contracts to acquire or dispose of mineral property interests. Each of these contracts is detailed in the description of the mineral property interests presented in Item 4 under the subheading “Property, Plant and Equipment.”

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

The Investment Canada Act (the “Act”), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

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

Interest rate risk

Term deposits and Canadian cash (category a) represents approximately $6,800,283 of the Corporation’s total assets of $9,698,679 (or 70% of the total assets). However, the term deposits and have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended December 31, 2011, interest rates on the Corporation’s Canadian dollar deposits were from 1.45% to 1.70%, and on the US dollar deposits were 0.25%, depending upon the principal invested and the term of the investment. During the same period, Canadian T-Bill one month term rates ranged from 0.76% to 0.94% with an average rate of 0.87%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities, gain on sale of assets (if applicable) and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2011		2010
-1.50%	$(102,004)	(8.6%)	$(94,466)	(2.3%)
-1.00%	(68,003)	(5.7%)	(62,977)	(1.5%)
-0.50%	(34,002)	(2.9%)	(31,489)	(0.8%)

+0.50%	34,002	2.9%	31,489	0.8%
+1.00%	68,003	5.7%	62,977	1.5%
+1.50%	102,004	8.6%	94,466	2.3%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended December 31, 2011. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended December 31, 2011. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended December 31, 2011 compared to the same figures for the fiscal year ended December 31, 2010 relates to the increased cash balances which are subject to interest rate risk. Total receipts had increased due to sales of marketable securities and disposition of the Company’s non-core assets, resulting in a lower effect as a proportion of total receipts.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $1,383,611 of the Corporation’s total assets (14.3% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars, Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended December 31, 2011, U.S. Dollar exchange rates varied by up to 4.7% below the average exchange rate and up to 6.7% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 3.2% below the average exchange rate to a high of 3.3% above the average exchange rate. The U.S. Dollar exchange rate for December 31, 2011 was 2.8% above the average exchange rate for the year while the Australian dollar exchange rate for December 31, 2011 was 2.1% above the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 3%.

	Effect on total assets
Increase/decrease in foreign exchange rates	2011		2010
-15%	$(173,901)	(1.8%)	$(177,945)	(1.9%)
-10%	(115,934)	(1.2%)	(118,630)	(1.3%)
-5%	(57,967)	(0.6%)	(59,315)	(0.6%)

+5%	57,967	0.6%	59,315	0.6%
+10%	115,934	1.2%	118,630	1.3%
+15%	173,901	1.8%	177,945	1.9%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, December 31, 2011 (1 USD = C$1.0170, 1 AUD = C$1.0424). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 15% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian Dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

Equity price risk

Marketable securities (category c) represent approximately $766,375 of the Corporation’s total assets of $9,698,679(or 7.9% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended December 31, 2011, the Venture Index declined 35% with the closing value 23% lower than the average Venture Index value. The minimum Venture Index value was 31% lower than the average Venture Index value, while the highest Venture Index value was 26% higher than the average Venture Index value. Most of the decrease in the portfolio of marketable securities held by the Corporation (from $1,749,450 in 2010) was the result of the sale of securities for gross proceeds of $1,168,685. The Company receives securities as consideration from option agreements, mainly on the Corporation’s BC and Alaskan properties. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 15% would be expected to make a difference of less than 3% in the value of the Corporation’s total assets.

	Effect on total assets
Increase/decrease in Venture Index	2011		2010
-15%	$(114,957)	(1.2%)	$(262,418)	(2.8%)
-10%	(76,638)	(0.8%)	(174,945)	(1.9%)
-5%	(38,319)	(0.4%)	(87,473)	(0.9%)

+5%	38,319	0.4%	87,473	0.9%
+10%	76,638	0.8%	174,945	1.9%
+15%	114,957	1.2%	262,418	2.8%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 15% above or below the value as of December 31, 2011.

The difference between the forecast figures for the fiscal year ended December 31, 2011 compared to the same figures for the fiscal year ended December 31, 2010 relate to the increase in the Corporation’s portfolio of marketable securities, offset by decreases in the market value of the investments, as well as sales of certain of the Company’s investments. During the fiscal year ended December 31, 2011, the Corporation sold some marketable securities and acquired a substantial portfolio of other marketable securities thereby increasing the overall market value of the portfolio subjected to equity price risk.

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

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the period covered by this annual report on Form 20-F, the Corporation’s disclosure controls and procedures were not effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act was recorded, processed, summarized and reported, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Certain periodic reports that were filed in Canada on SEDAR were not promptly furnished under Form 6-K to the SEC's EDGAR system. Upon discovery that such reports were not promptly furnished, the Corporation did subsequently and promptly furnish those reports to the Commission, and the Corporation has implemented procedures to assure the timely submission of its Exchange Act periodic reports under cover of Form 6-K.

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as used in Canada. The rapid and continuing change in standards for financial reporting may result in deficiencies in disclosure, particularly with respect to the differences between U.S. GAAP and IFRS.

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

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the end of the Corporation’s fiscal year ended December 31, 2011. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the end of the Corporation’s fiscal year ended December 31, 2011.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year endedDecember 31, 2011	Fiscal Year ended December 31, 2010
Audit Fees	$120,600	$120,000
Audit-Related Fees	20,000	22,000
Tax services	25,000	25,000
All Other Fees	5,000	-
Total fees billed	$170,600	$167,000

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

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the SEC in connection with the Corporation’s Annual Report on Form 20-F. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category. The Company’s transition to IFRS in 2011 also necessitated audit-related fees in the 2011 fiscal year.

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

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2011 and 2010

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2011 and 2010

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2011

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(2)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(4)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2011	(3)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(2)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(2)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(5)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(2)
4.35	Warrant Indenture between the Corporation and Computershare Trust Company of Canada effective March 23, 2011	(3)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(2)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended December 31, 2011.

(2) Incorporated herein by reference to the Corporation’s transition report on Form 20-F for the transition period ended December 31, 2009 as filed on April 23, 2010.

(3) Incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed on November 22, 2011.

(4) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 22, 2009.

(5) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 19, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: May 11, 2012

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2011	$(19,021,152)	$(6,962,415)	$380,423	$(70,316)	$(25,673,460)
2010	$(17,134,849)	$(2,171,657)	$257,023	$28,331	$(19,021,152)

[1]

The 2010 and 2011 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities.

Consolidated Financial Statements

For the fiscal years ended

December 31, 2011 and 2010

116

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Fraser Milner Casgrain LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

1822 West 2nd Avenue

Vancouver, British Columbia

V6J 1H9

117

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Kiska Metals Corporation

We have audited the accompanying consolidated financial statements of Kiska Metals Corporation (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for each of the years in the two year period ended December 31, 2011 in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

April 27, 2012

	Notes	2011	2010

Mineral Property Operations
Revenue
Option fees & project management from mineral property interests	10	$644,659	$634,101
Other revenue		71,615	-
		716,274	634,101
Expenses
Acquisition expenditures	19	139,581	270,672
Exploration expenditures	19	17,960,794	11,266,798
		18,100,375	11,537,470
Loss from mineral property operations		(17,384,101)	(10,903,369)
Other Operations
Salaries and employee benefits		1,071,365	893,344
Consulting and outsourced services		655,690	603,617
Marketing services		546,340	601,007
General and administrative expenses		624,801	450,847
Depreciation and amortization		443,239	310,610
Share-based compensation	16	1,821,801	1,496,336
		5,163,236	4,355,761
Operating loss		(22,547,336)	(15,259,130)
Gain (loss) on sale of available-for-sale financial assets	24	393,410	172,236
Gain on sale of investment in associate	7	-	2,305,579
Gain (loss) on sale (write-down) of assets		(112,297)	21,526
Foreign exchange gain (loss)		543,997	(149,275)
Finance revenue		74,639	20,682
Finance costs		(5,643)	(81)
Loss before income tax		(21,653,230)	(12,888,463)
Income tax recovery (loss)	22	(5,318)	32,024
Loss before discontinued operations		(21,658,548)	(12,856,439)
Discontinued operations	9	-	433,791
Loss for the year		(21,658,548)	(12,422,648)
Available-for-sale financial assets
- Current year unrealized gain (loss)	24	(576,375)	315,672
- Reclassification to gain (loss)	24	(8,724)	(89,762)
Tax effect of changes in other comprehensive income (loss)		-	(32,024)
Comprehensive loss for the year		$(22,243,647)	$(12,228,762)

	Notes	2011	2010

Basic and diluted earnings per ordinary share	11	$(0.23)	$(0.18)
Basic and diluted earnings per ordinary share from continuing operations	11	$(0.23)	$(0.19)
Basic and diluted weighted average number of shares outstanding	11	95,203,755	68,460,843

	Notes	December 31, 2011	December 31, 2010 (Note 25)	January 1, 2010 (Note 25)
Current assets
Cash and cash equivalents		$6,800,283	$6,297,716	$1,071,695
Restricted cash	14	70,876	35,165	-
Trade and other receivables	13	782,533	347,007	51,756
Prepaid expenses and deposits		235,886	118,610	152,038
Other financial assets	24	766,375	1,749,450	370,417
		8,655,953	8,547,948	1,645,906
Non-current assets
Property and equipment	12	939,744	583,135	479,282
Restricted cash	14	102,982	112,730	202,707
		1,042,726	695,865	681,989
Total assets		$9,698,679	$9,243,813	$2,327,895

Current liabilities
Accounts payable and accrued liabilities	18	$450,343	$679,101	$241,097
Due to related parties	21	48,457	15,946	11,340
Provisions	17	8,014	378,483	32,314
		506,814	1,073,530	284,751
Non-current liabilities
Provisions	17	173,142	99,105	401,391
		173,142	99,105	401,391
Total liabilities		679,956	1,172,635	686,142
Shareholders’ equity
Share capital	15	96,124,498	78,904,726	65,659,038
Share option reserve		8,596,685	5,465,215	3,590,014
Share warrant reserve		8,368,728	5,528,778	1,991,480
Investment revaluation reserve		(375,770)	209,329	15,443
Deficit		(103,695,418)	(82,036,870)	(69,614,222)
		9,018,723	8,071,178	1,641,753
Total liabilities and shareholder’s equity		$9,698,679	$9,243,813	$2,327,895

Approved by the Board:

"Jason Weber"		"Bipin Ghelani"
Director		Director

Operations (Note 1)

Basis of preparation (Note 2)

Going concern (Note 2)

Capital commitments and other contingencies (Note 20)

	Note	Share Capital	Share option reserve	Share warrant reserve	Investment revaluation reserve	Deficit	Total Equity
Balance at January 1, 2010	26	$ 65,659,038	$ 3,590,014	$ 1,991,480	$ 15,443	$ (69,614,222)	$ 1,641,753
Loss and Comprehensive loss		-	-	-	193,886	(12,422,648)	(12,228,762)
Share-based compensation		-	2,195,218	-	-	-	2,195,218
Issue of shares for cash on private placement		12,436,750	-	-	-	-	12,436,750
Value attributable to warrants issued in private placement		(5,074,270)	-	5,074,270	-	-	-
Issued for cash on exercise of options/warrants		4,739,851	-	-	-	-	4,739,851
Fair value of options/warrants exercised		2,102,146	(320,017)	(1,782,129)	-	-	-
Share issue costs		(958,789)	-	-	-	-	(958,789)
Fair value of broker warrants issued		-	-	245,157	-	-	245,157
Balance at December 31, 2010	26	78,904,726	5,465,215	5,528,778	209,329	(82,036,870)	8,071,178
Loss and Comprehensive loss		-	-	-	(585,099)	(21,658,548)	(22,243,647)
Share-based compensation		-	3,158,318	-	-	-	3,158,318
Issue of shares for cash on short-form prospectus		17,324,750	-	-	-	-	17,324,750
Value attributable to warrants issued in short-form prospectus		(4,593,089)	-	4,593,089	-	-	-
Issued for cash on exercise of options/warrants		4,032,611	-	-	-	-	4,032,611
Fair value of options/warrants exercised		1,779,987	(26,848)	(1,753,139)	-	-	-
Share issue costs		(1,324,487)	-	-	-	-	(1,324,487)

Balance at December 31, 2011		$ 96,124,498	$ 8,596,685	$ 8,368,728	$ (375,770)	$ (103,695,418)	$ 9,018,723

	Notes	2011	2010
Cash flows from operating activities
Net loss		$(21,658,548)	$(12,422,648)
Adjustments to add (deduct) non-cash items
Depreciation and amortization		443,239	312,443
Foreign exchange loss (gain)		(7,654)	(24,212)
Deferred tax		-	(32,024)
Loss (gain) on sale of investments and assets		(281,113)	(3,506,494)
Reclamation obligation expense		-	160,914
Share-based compensation		3,158,318	2,195,218
Interest income relating to investing activities		(73,385)	(20,682)
Option proceeds related to investing activities		(376,565)	(382,425)
Changes in non-cash working capital
(Decrease) in reclamation obligation		(283,563)	-
(Increase) decrease in trade and other receivables		(435,526)	(295,251)
(Increase) decrease in prepaid expenses & deposits		(117,276)	33,428
Increase (decrease) in trade and other payables		(196,246)	412,832
Net cash flows from operating activities		(19,828,318)	(13,568,901)
Cash flows from investing activities
Restricted cash		(25,963)	54,812
Proceeds from sale of marketable securities		1,168,685	2,735,800
Payment of reclamation expenses		(5,951)	(71,199)
Purchase of property and equipment		(912,145)	(423,117)
Interest income		73,385	18,146
Net cash flows from investing activities		298,011	2,314,442
Cash flows from financing activities
Proceeds from issuance of shares and warrants		21,357,361	17,176,601
Payments of share issue costs		(1,324,487)	(713,634)
Proceeds from sale of assets		-	6,821
Net cash from (used in) financing activities		20,032,874	16,469,788
Increase in cash and cash equivalents		502,567	5,215,329
Cash and cash equivalents, beginning of year		6,297,716	1,071,695
Exchange differences on cash and cash equivalents		-	10,692
Cash and cash equivalents, end of year		$6,800,283	$6,297,716

Cash and cash equivalents are comprised of:
Cash		$3,282,465	$5,297,716
Term Deposits		3,517,818	1,000,000
		$6,800,283	$6,297,716
Supplemental Information:
Income taxes paid		$3,202	$-
Interest paid		$5,643	$81
Non-cash transactions:
Marketable securities received for mineral property interest option proceeds	6	$376,565	$382,425
Marketable securities received on sale of discontinued operations	9	$-	$1,000,000

1. Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Group” or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Group completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Group’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Group has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Group’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the TSX Venture exchange under the symbol “KSK”.

2. Basis of preparation

Statement of compliance

The consolidated financial statements of Kiska and all its subsidiaries have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 1 Presentation of Financial Statements (“IAS 1”), using accounting policies that are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and that are in effect at December 31, 2011.

These consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 are the Group’s first annual IFRS financial statements.  Previously, the consolidated financial statements of the Group were prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”) in effect before the changeover to IFRS.  Accordingly, the group has applied IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) when preparing these financial statements.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent previously reported annual financial statements prepared under Canadian GAAP for the fiscal year ended December 31, 2010.  The accounting policies set out below have been applied consistently to all periods presented.  They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1. Note 26 explains how the transition to IFRS affected the Group’s reported financial positions, results and cash flows.

The consolidated financial statements have been prepared on a historical cost basis, except for cash and cash equivalents and other financial instruments classified as fair value through profit or loss or available-for-sale that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

These consolidated financial statements for the year ended December 31, 2011, including the comparative amounts, were approved and authorized for issue by the board of directors on April 27, 2012.

2. Basis of preparation (continued)

Going concern

These consolidated financial statements have been prepared on the basis that the Group is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Group currently has no significant sources of revenue and has experienced recurring losses. The Group’s ability to continue as a going concern is dependent on the Group’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Group.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at December 31, 2011.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are fully eliminated.

3. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual outcomes can differ from these estimates.

Critical accounting estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year.  Critical estimates used in the preparation of these financial statements include, amount others, the recoverability of accounts and trade and other receivables and deferred tax assets, impairment of assets, measurement of share-based payments, valuation of reclamation provisions, and evaluation of contingencies.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.  Critical accounting judgments include the expected useful lives of and the estimated future operating results and net cash flows from property and equipment, recognition of deferred tax assets and liabilities, accounting for long term investments, and the determination of the economic viability of a project.

4. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

4. Summary of significant accounting policies (continued)

Restricted cash

Restricted cash consists of term deposits in favor of regulatory authorities held as site restoration deposits or performance bonds for mineral properties.

Interests in joint ventures (Note 7)

Reimbursement of the joint venture operator’s costs

When Kiska, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on profit or loss.

In some cases, Kiska also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging a project management fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, Kiska is not acting as an agent in this case. Therefore, the general overhead expenses and the project management fee are recognized in profit or loss as an expense and income respectively.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Group’s activities are conducted through jointly controlled assets, the Group recognizes its share of the jointly controlled assets, and liabilities it has incurred, its share of liabilities incurred jointly with other venturers, related revenue and operating costs in the financial statements and a share of their production.

Investments in associates

Associates are those entities over which the Group is able to exert significant influence but which are neither subsidiaries nor joint ventures.  Investments in associates are initially recognized at cost and subsequently accounted for using the equity method.  Any goodwill or fair value adjustment attributable to the Group's share in the associate is included in the amount recognized as investment in associates.

The carrying amount of the investments in associates is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  These changes include subsequent depreciation, amortization or impairment of the fair value adjustments of assets and liabilities.

Unrealized gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

Amounts reported in the financial statements of associates have been adjusted where necessary to ensure consistency with the accounting policies of the Group.

4. Summary of significant accounting policies, (continued)

Determination of functional currency

In determining the functional currency of the Group the following was considered:

•

the currency that primarily influences the selling prices of minerals and services,

•

the currency that mainly influences on the cost of labour, materials and other costs of exploration and evaluation activities,

•

the currency in which the funds are generated from financing activities,

•

the currency used to maintain the amounts charged by operating activities, and

•

the currency in which receipts from operating activities are usually retained.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parent company’s functional currency and the Group’s presentation currency.  Kiska has operations in Canada, Australia, the United States, and, in the comparative year, Mexico.  The functional currency of the subsidiary company in each of these countries is also the Canadian dollar.

Transactions in foreign currencies are initially recorded in the functional currency at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange ruling at the reporting date.  All differences are taken to profit or loss or other comprehensive income, should specific criteria be met.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Mineral property exploration expenditures

The Group’s mineral property interests are composed of mineral properties owned by the Group and rights to ownership of mineral properties which the Group can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Group’s property ownership and rights to property ownership are described in Notes 7 and 20.

The Group accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Group expenses the acquisition costs as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.

After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Property and equipment

Items of property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  Where applicable items are sub-divided into component parts based on estimated useful lives.

4. Summary of significant accounting policies (continued)

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs.  The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.  The capitalized value of a finance lease is also included within property and equipment.

Depreciation/amortization

Property and equipment is generally depreciated on a straight-line basis over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 or 10 years
Computer equipment	3.5 years
Computer software	2 years
Field equipment	3.5-5 years
Leasehold improvements	Term of Lease
Mobile equipment	2.5 years
Office equipment and furniture	8 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.  The asset’s residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that its property and equipment may be impaired.  If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a larger CGU.    In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment is recognized immediately in the statement of comprehensive loss.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase and is recognized through other comprehensive income.

4. Summary of significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

"

loans and receivables

"

financial assets at fair value through profit or loss

"

held-to-maturity investments

"

available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within 'finance costs' or 'finance revenue', except for impairment of trade receivables which is presented within 'general and administrative expenses'.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment.  Discounting is omitted where the effect of discounting is immaterial. The Group's cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

4. Summary of significant accounting policies (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.  The Group's available-for-sale financial assets include listed securities.  Shares received as option fees or as consideration on the sale of an asset are recorded at the trading value of the shares on a public exchange on the date they are issued

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the investment revaluation reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the investment revaluation reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognized in profit or loss within 'finance revenue'.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial assets at fair value through profit or loss and held-to-maturity investments

The Group currently does not have any financial assets classified as financial assets through profit or loss or any financial assets classified as held-to-maturity investments.

Financial liabilities

The Group's financial liabilities include trade and other payables.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.  All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'finance costs' or 'finance revenue'.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

For arrangements entered into prior to January 1, 2005, the date of inception is deemed to be January 1, 2005 in accordance with the transitional requirements of IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

4. Summary of significant accounting policies (continued)

Group as a lessee

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Embedded leases

All take-or-pay contracts are reviewed for indicators of a lease on inception.

Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the ground or environment is disturbed at mineral property sites and is subject to government laws and regulations.  When the liability is initially recognized, the present value of the estimated costs is recorded in operations.  Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability.

The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized when they occur as a reclamation expense or recovery, with a corresponding increase or decrease to the rehabilitation provision.  For closed sites, changes to estimated costs are recognized immediately in profit or loss.

4. Summary of significant accounting policies (continued)

Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The Group does not recognize the deferred tax asset regarding the temporary difference on the rehabilitation provision.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are

4. Summary of significant accounting policies, (continued)

Deferred income tax (continued)

reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Royalties, resource rent taxes and revenue-based taxes are accounted for under IAS 12 when they have the characteristics of an income tax.  This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.

Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.  Currently, the Company does not pay any royalties nor resource rent taxes that are considered to meet the criteria to be treated as part of income tax. Claim-based payments are included in mineral property expenditures.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

4. Summary of significant accounting policies (continued)

Interest revenue

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance revenue in profit or loss.

Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Group's plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values.  Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted.  This fair value is measured at the grant date, using the Black-Scholes option pricing model, and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to the 'share option reserve,' over the period during which the related share-based remuneration vests.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates.  Any cumulative adjustment prior to vesting is recognized in the current period.  No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued and the related share-based compensation included in ‘share option reserve’ are allocated to share capital.

Share-based payments to non-employees

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in the ‘share option reserve’, in the period in which the goods or services are received or are expected to be received.

Other share-based payments

Shares issued as payment for the acquisition of mineral property interests are recorded at the trading value of the shares on a public exchange on the date they are issued.

4. Summary of significant accounting policies (continued)

Warrants

Share issuances that include a warrant are bifurcated into a share and warrant component for accounting purposes. The warrant component is recorded in the ‘share warrant reserve’ and is transferred to share capital upon exercise of the underlying warrant. The fair values of such warrants are determined using the Black-Scholes option pricing model.

Comprehensive income (loss)

Comprehensive income (loss) comprises the Group’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Group, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Group’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Comprehensive Loss and the Consolidated Statements of Changes in Equity.

5. Standards issued or amended but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below.  This listing is of standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt those standards when they become effective.  The Group does not expect the impact of such changes on the financial statements to be material.

IFRS 9 Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and fair value measurement of financial liabilities to address own credit risk. The standard is effective for years beginning on or after January 1, 2015.  The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets.  The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The standard replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities. The Standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and redefines “control” more concisely. The adoption of this standard is not expected to have any impact on the financial statements of the Group, nor to redefine current relationships as “controlled”.

5. Standards issued but not yet effective (continued)

IFRS 11 Joint Arrangements

IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The standard supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The standard addresses the definition of a joint arrangement and establishes principles that are applicable to the accounting for all joint arrangements.   The adoption of this standard is not expected to have any impact on the financial statements of the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities, previously required under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. The adoption of this standard is expected to require additional disclosures regarding the nature of ownership of the Company’s interest in its subsidiaries, but has yet to be determined by management.

IFRS 13 Fair Value Measurement

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The standard combines in a single standard the definition of fair value, thus improving consistency, sets out a framework for measurement of fair value, and outlines the disclosure requirements for items measured at fair value. Management is assessing the impact of adoption of this standard on the Group.

IAS 1 Presentation of Financial Statements

Amendment to IAS 1 is effective for years beginning on or after July 1, 2012:  The amendment to IAS 1 improves how components of other comprehensive income are presented.  Management is assessing the impact of adoption of this standard on the Group.

6. Interests in joint ventures

Interests in jointly controlled assets

Kiska, jointly with other participants, owns certain exploration and production assets.  Kiska’s share is detailed below:

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% net smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton Project is subject to a 3% NSR to Lorne Warren which can be purchased for $3,000,000.  Kiska is required to make annual advanced royalty payments of $20,000.

6. Interests in joint ventures (continued)

Tide Property

The Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. This royalty interest has been transferred to Franco-Nevada Corporation. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. The Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. At the date of these consolidated financial statements, American Creek has not spent the required $3.5 million in exploration and, hence, the Company continues to carry its 49% interest.

Yukon

Boulevard Property

Kiska owns 40% of the Boulevard Property which was staked on behalf of an alliance with AuRico Gold (formerly Northgate Minerals) (60%).

The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $48,000), issuing an aggregate of 400,000 shares (issued 240,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% NSR on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the 1% NSR will be extended to the new claims with the right to Silver Quest to buy back 0.5% NSR for $500,000. In the prior year, the Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Wernecke Breccias

The Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”, now Newmont) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A Joint Venture has been formed between Newmont and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The group has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

7.  Investment in associate

The Group disposed of a 26% voting and equity interest (28,506,883 ordinary shares) in Clancy Exploration Limited (“Clancy”) during the 2010 financial year for proceeds of $2,305,579. The investment was accounted for under the equity method until its disposal. The associate had a reporting date of June 30.

The shares of Clancy are publicly listed on the Australian Securities Exchange. The aggregate amounts of certain financial information of the associate for the comparative year ended June 30, 2010 (the latest available fiscal year for Clancy) can be summarized as follows:

	2011	2010
Assets	A$ -	A$ 1,347,759
Liabilities	-	219,137
Revenues	-	32,436
Net loss	-	(1,608,633)

The Group has not incurred any contingent liabilities or other commitments relating to its investments in the associate.

8. Operating segments

The Group operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia. The Group operated in Mexico in the comparative period.  All subsidiaries are operated as one entity with management in common located at the Group’s head office.  There is an inactive subsidiary in Ireland.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Transfer prices between operating segments are determined in a manner similar to transactions with third parties.

The accounting policies used internally by the Group in reporting segments are the same as those contained in these accounts.

8. Operating segments (continued)

Year ended December 31, 2011
	Canada	United States	Australia	Other	Consolidated

Revenue
Option fees & project management from mineral property interests	$164,663	$299,996	$-	$180,000	$644,659
Other revenue	15,733	55,882	-	-	71,615
Total Revenue	180,396	355,878	-	180,000	716,274

Acquisition expenditures	62,958	64,082	12,541	-	139,581
Exploration expenditures	2,990,130	14,262,327	708,337	-	17,960,794
Depreciation and amortization	86,590	355,357	1,292	-	443,239
Other Operations, net of depreciation	2,839,221	1,792,617	20,649	67,511	4,719,997
(Gain) loss on sale of available-for-sale financial instruments	(393,410)	-	-	-	(393,410)
(Gain) loss on sale of assets	112,297	-	-	-	112,297
Foreign exchange (gain) loss	(1,787,991)	1,000,487	241,850	1,657	(543,997)
Finance (revenue) expense	(69,852)	2,492	(1,642)	6	(68,996)
Loss before income tax	3,659,546	17,121,483	983,028	(110,826)	21,653,230
Income tax recovery	5,318	-	-	-	5,318
Loss for the year	$3,664,864	$17,121,483	$983,028	$(110,826)	$21,658,548

Operating assets	$8,342,560	$52,837	$189,680	$-	$8,585,077
Operating liabilities	$(306,451)	$(350,935)	$-	$(22,569)	$(679,955)
Property and equipment	$167,813	$771,812	$118	$-	$939,744
Restricted cash	$131,408	$21,602	$20,848	$-	$173,858

Year ended December 31, 2010
	Canada	United States	Australia	Mexico (Discontinued)	Other	Consolidated

Revenue
Option proceeds & project fees	$167,925	$211,282	$254,894	$39,319	$-	$673,420
Total Revenue	167,925	211,282	254,894	39,319	-	673,420

Acquisition expenditures	170,925	97,073	2,673	4,045	-	274,716
Exploration expenditures	399,176	10,643,580	63,128	424,038	-	11,529,922
Reclamation obligations	116,073	44,587	254	-	-	160,914
Depreciation and amortization	78,655	231,629	326	1,833	-	312,443
Other Operations, net of depreciation	3,916,410	42,807	24,618	106,916	61,316	4,152,067
(Gain) loss on sale of available-for-sale financial instruments	(172,236)	-	-	-	-	(172,236)
Gain on sale of investment in associate	(2,305,579)	-	-	-	-	(2,305,579)
(Gain) loss on sale of assets	(1,025,432)	-	329	(3,577)	-	(1,028,680)
Foreign exchange (gain) loss	122,313	(87,181)	113,815	75,851	328	225,126
Finance (revenue) expense	(19,584)	(19)	(998)	-	-	(20,601)
Loss before income tax	1,112,796	10,761,194	(50,749)	569,787	61,644	12,454,672
Income tax recovery	(32,024)	-	-	-	-	(32,024)
Loss for the year	$1,080,772	$10,761,194	$(50,749)	$569,787	$61,644	$12,422,648

Operating assets	$8,331,637	$22,740	$173,790	$-	$19,781	$8,547,948
Operating liabilities	$(502,062)	$(632,888)	$(15,117)	$-	$(22,568)	$(1,172,635)
Property, plant and equipment	$124,744	$457,377	$1,014	$-	$-	$583,135
Restricted cash	$97,690	$15,040	$-	$-	$-	$112,730

8. Operating segments (continued)

9. Discontinued operations

Pursuant to an agreement dated September 17, 2010, Kiska has sold its interest in Minera Geoinformatica (“Minera”), thereby selling its 100% interest in nine of the Mexican properties to Evrim Metals Corporation (“Evrim”) for consideration of a total of 2,000,000 common shares of Evrim plus ongoing performance-based share payments. Kiska has also appointed a representative to the Evrim Board of Directors. The performance-based share payments amount to 10,000 to 50,000 shares per property, depending upon the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

The results of Minera for the comparative year have been presented as discontinued operations on the statement of comprehensive loss.

10. Option fees and project management from mineral property interests

Option payments have been received during the year in respect of the Company’s joint ventures, as follows:

	2011	2010

Cash option payments	$245,731	$224,684
Share option payments	376,565	377,473
Project management fees	22,363	31,944
	$644,659	$634,101

11. Earnings per share

Basic earnings per share amounts are calculated by dividing the loss attributable to ordinary equity holders for the year by the weighted average number of ordinary shares outstanding during the year.

For the years ended December 31, 2011 and 2010 the Group did not have dilutive potential ordinary shares which would have increased the basic loss per share.

The Group has outstanding options and warrants which could potentially dilute earnings per share in the future.

12. Property and equipment

	Camp Structures	Field Equipment	Mobile Equipment	Appliances	Computer equipment	Leasehold improvements	Office equipment & furniture	Computer Software	Total
Cost
As at January 1, 2010	$305,501	$110,395	$114,349	$98,094	$120,744	$20,502	$59,261	$36,437	$865,283
Additions	207,958	63,272	28,609	26,303	25,044	31,856	3,438	27,674	414,154
Disposals	-	-	-	-	-	-	-	-	-
As at December 31, 2010	513,459	173,667	142,958	124,397	145,788	52,358	62,699	64,111	1,279,437
Additions	203,901	128,487	337,093	21,065	24,447	17,941	21,221	157,989	912,144
Written off	(332,437)	-	(28,381)	-	-	-	-	-	(360,818)
As at December 31, 2011	$384,923	$302,154	$451,670	$145,462	$170,235	$70,299	$83,920	$222,100	$1,830,763

Accumulated Depreciation
As at January 1, 2010	(109,937)	(35,398)	(75,739)	(37,593)	(87,713)	(6,407)	(9,111)	(24,103)	(386,001)
Depreciation	(121,106)	(34,509)	(37,967)	(40,372)	(24,874)	(16,187)	(9,328)	(25,958)	(310,301)
As at December 31, 2010	(231,043)	(69,907)	(113,706)	(77,965)	(112,587)	(22,594)	(18,439)	(50,061)	(696,302)
Depreciation	(88,056)	(60,872)	(46,067)	(41,498)	(11,324)	(20,064)	(24,793)	(150,564)	(443,239)
Written off	237,693	-	10,829	-	-	-	-	-	248,522
As at December 31, 2011	$(81,406)	$(130,779)	$(148,945)	$(119,463)	$(123,911)	$(42,658)	$(43,232)	$(200,625)	$(891,019)

Net book value:
At January 1, 2010	195,564	74,997	38,610	60,501	33,031	14,095	50,150	12,334	479,282
At December 31, 2010	282,416	103,760	29,252	46,432	33,201	29,764	44,260	14,050	583,135
At December 31, 2011	$303,517	$171,375	$302,725	$25,999	$46,324	$27,641	$40,688	$21,475	$939,744

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

13. Trade and other receivables

	2011	2010

Other receivables	$500,757	$347,007
Project costs	281,776	-
	$782,533	$347,007

Other receivables include value-added or other sales taxes due, expense reimbursements due to the Group and accruals for interest receivable.

As at year end, $144,103 of other receivables were past due but not impaired (2010 - $Nil).  All other amounts are neither past due nor impaired.

14. Restricted cash

Restricted cash of $173,858 (2010 - $147,895) represents project reclamation deposits in favor of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project to the satisfaction of the regulatory authority, the deposit is released to the Group.

15. Share capital

Authorized ordinary share capital	Unlimited
Authorized for share-based compensation	10% of issued and outstanding shares
Issued and fully paid:

	Number of Shares	Amount

Balance, January 1, 2010	56,741,361	$65,659,038
Issued for cash on private placement	16,940,914	12,436,750
Allocation of fair value of warrants issued in private placement	-	(5,074,270)
Issued upon exercise of share purchase options including fair value	5,820,423	6,841,997
Share issue costs	-	(958,789)
Balance, December 31, 2010	79,502,698	$78,904,726
Issued for cash on private placement	15,065,000	17,324,750
Allocation of fair value of warrants issued in private placement	-	(4,593,089)
Issued upon exercise of share purchase options and warrants including fair value	4,685,861	5,812,598
Share issue costs	-	(1,324,487)

Balance, December 31, 2011	99,253,559	$96,124,498

121

122

15. Share capital (continued)

Fully paid ordinary shares carry one vote per share and carry dividend rights.  Ordinary shares have no par value.

On March 23, 2011, Kiska completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per unit for gross proceeds of $17,324,750 (the "Offering"). Each unit consisted of one common share of Kiska and one half of one common share purchase warrant (each full common share purchase warrant, a "warrant"). Each warrant entitles the purchaser to acquire, at any time until March 23, 2013, one common share at an exercise price of $1.60.  The cash proceeds, net of commission from this placement were $16,285,265.

Share purchase warrants

Details of changes in warrants and the weighted average exercise prices during the years presented are as follows:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2010	5,040,000	$0.80
Granted	8,840,471	1.02
Forfeited	-	-
Exercised	(5,074,350)	0.85
Expired	-	-
Outstanding, December 31, 2010	8,806,121	$0.99
Granted	7,532,500	1.60
Forfeited	-	-
Exercised	(4,621,700)	0.87
Expired	(25,500)	0.85
Outstanding, December 31, 2011	11,691,421	$1.43

The weighted average share price at the date of exercise of warrants exercised during the year ended December 31, 2011 was $1.20.

The weighted average grant-date fair value of warrants granted during the year was $0.61 per warrant and was determined using the Black-Scholes option pricing model.  The following warrants are outstanding at December 31, 2011:

Number of warrants	Weighted Average Exercise Price per warrant	Expiry Date	Weighted Average Remaining Life (years)

234,713	$0.82	August 2012	0.63
3,924,208	1.15	August 2012	0.61
7,532,500	1.60	March 2013	1.23
11,691,421	1.43		1.01

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

16. Employee remuneration

Employee benefit expense

Expenses recognized for employee benefits are analyzed below:

	2011	2010

Wages and salaries	$2,773,314	$2,296,660
Social security costs	263,414	167,576
Share-based payments	3,158,318	2,195,218
Employee benefits	43,647	56,880

	$6,238,693	$4,716,334

Share-based employee remuneration

As at December 31, 2011 and December 31, 2010, the Group maintained an equity settled share-based payment scheme for employee remuneration.

All share-based employee remuneration will be settled in equity, the group has no legal or constructive obligation to repurchase or settle the options.

The Group issues share purchase options to directors, officers and employees of the Company and persons who provide ongoing services to the Group under an incentive share purchase option plan (the “Plan”).  The aggregate number of shares of the Group that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Group.  The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each grantee and the vesting period.  The exercise price of share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the date on which the option is granted.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).  Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

123

124

16. Employee remuneration (continued)

Share purchase options and weighted average exercise prices are as follows for the reporting years presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2010	4,383,844	$1.06
Granted	3,000,000	0.87
Forfeited	(523,311)	0.72
Exercised	(746,073)	0.57
Expired	(79,633)	1.49
Outstanding, December 31, 2010	6,034,827	1.05
Granted	3,715,000	0.98
Forfeited	(360,000)	0.98
Exercised	(64,161)	0.66
Expired	(1,172,859)	1.43
Outstanding, December 31, 2011	8,152,807	$0.97

Options exercisable at end of year	6,032,807	$0.98

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2011 was $1.04.

The following options are outstanding at December 31, 2011:

Number of options outstanding	Number exercisable	Excercise price per option	Expiry date	Weighted average remaining life (years)

95,700	95,700	2.29	January 2012	0.03
278,400	278,400	2.24	July 2012	0.54
2,666	2,666	6.90	August 2012	0.59
200,100	200,100	1.84	December 2012	0.95
60,900	60,900	0.98	July 2013	1.54
163,125	163,125	0.17	December 2013	1.97
65,250	65,250	0.25	March 2014	2.17
366,666	366,666	0.45	March 2014	2.17
1,120,000	1,120,000	0.90	December 2014	2.96
100,000	100,000	0.72	February 2015	3.10
250,000	187,500	1.00	June 2015	3.48
2,005,000	1,537,500	0.87	July 2015	3.53
1,340,000	730,000	1.35	February 2016	4.13
1,920,000	1,032,500	0.70	June 2016	4.49
185,000	92,500	0.29	December 2016	4.98

8,152,807	6,032,807			3.48

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

16. Employee remuneration (continued)

The weighted average grant-date fair value of share purchase options granted during the year ended December 31, 2011 was $0.93 per option (2010 - $0.87).  The fair value of options granted were determined using Black-Scholes option pricing model, the principal assumptions used in the valuation are shown below:

	2011	2010

Share price	$0.94	$0.88
Exercise price	$0.98	$0.88
Volatility	247.5%	281.0%
Risk-free interest rate	2.19%	2.21%
Expected life (years)	5.0	5.0
Expected dividend yield	-	-

The underlying expected volatility was determined with reference to historical data of the Group’s shares over a period of time on the TSX Venture Exchange.

A total of $3,158,318 share-based compensation expense has been included in comprehensive loss for the year (2010: $2,195,218) and credited to share option reserve, of which $1,347,920 (2010: $581,333) is included in mineral property operations and $Nil (2010: $117,549) was recognized in consulting and outsourced services.

17. Provisions

Rehabilitation

Balance, January 1, 2011	$477,588

Change in estimate	(296,432)
Balance, December 31, 2011	$181,156

Comprising:
Current	$8,014
Non-current	$173,142

Balance, December 31, 2010
Current	$378,483
Non-currrent	$99,105

125

126

17. Provisions (continued)

Rehabilitation provision

The Group’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Group conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Group makes full provision for management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests on a discounted basis.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $181,156.  The amount recorded is not discounted as the effect of the time value of money is immaterial.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2019. These provisions have been created based on the Group’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

18. Accounts payable and accrued liabilities

	2011	2010

Trade payables	$203,417	$505,574
Accrued liabilities	246,926	173,527

	$450,343	$679,101

All trade payables are non-interest bearing and are normally settled on 30-day terms.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

19. Mineral property expenditures

The Group’s expenditures on mineral property operations can be characterized as follows:

	2011	2010

Mineral Property Operations
Expenses
Acquisition expenditures	$139,581	$270,672

Exploration expenditures
Aircraft and helicopter	4,290,416	3,814,103
Assays and analysis	660,934	477,703
Camp & support	236,335	78,710
Community CSR	118,013	82,651
Contracted support	5,539	-
Data management and maps	48,524	4,996
Drilling & trenching	5,299,465	2,562,104
Equipment	227,737	115,343
Fuel	39,318	-
Geological and engineering	1,693,033	616,210
Geophysical surveying	664,421	241,471
Licencing and filing	366,313	283,577
Materials and supplies	790,713	281,639
Project management	2,229,628	1,609,121
Share-based compensation	1,347,920	581,332
Telephone	78,349	37,088
Travel	376,411	680,984
	18,473,072	11,467,032

Reclamation obligation	(289,514)	160,914
Exploration reimbursements	(374,216)	(366,061)
Environmental costs and site preparation	151,452	4,913
	$17,960,794	$11,266,798

127

20. Capital commitments and other contingencies

Operating lease commitments – Group as lessee

The Group has a lease expiring August 31, 2015 for office space occupied by its head office as well as a lease for its Alaskan offices expiring on December 31, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the indicated years are as follows:

	2011	2010
Within one year	$261,152	$237,745
After one year but no more than five years	647,782	871,320
More than five years	-	-
	$908,934	$1,109,065

Included in the amounts above is an estimate of future operating costs of $90,720 per year.  Total operating lease expense included in general and administrative expense for 2011 was $211,629 (2010: $178,267).

Mineral property commitments

The Group has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Group without recourse.

British Columbia

Gillis Property

The Group has signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which may be purchased for $1.5 million. The Group is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 ($90,000 paid) on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces. The payment due on September 5, 2011 has been deferred through mutual agreement until an interpretation of the 2011 exploration program can be made. The Company paid the vendor $6,250 per month for two months until the determination was made.  As of December 6, 2011 Cayman terminated their option agreement with Kiska on the Gillis property.  Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

Kliyul Property

The Group owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

20. Capital commitments and other contingencies (continued)

British Columbia - continued

RDN and Grizzly Properties

The Group has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Group has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

Thorn Property

The Group holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR to Kohima Pacific Gold Corp. The Group can purchase 2% of the NSR for $3 million. The Group is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited maintains an entitlement to 25% of any cash or share payments received by the Group in the event of a third party partner becoming involved in the exploration and development of the property.  The Group has an option agreement with Brixton Metals Corporation (“Brixton”), granting Brixton an option to earn a 51% interest in the property by spending a minimum $200,000 by December 12, 2011, and $4.8 million in exploration expenditures by December 12, 2014. The agreement was amended on November 9, 2010 to require Brixton to spend a minimum of $1,200,000 by December 31, 2011 (spent).

Williams Property

The Group acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Group is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Group can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Quesnel Trough Property

The Group owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.

Alaska

Copper Joe Property

On August 31, 2010, the Group signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

129

Goodpaster Properties

The Group holds a 100% in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of

20. Capital commitments and other contingencies (continued)

which 1% may be bought for $1,000,000.  The Group must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.  During the year, Rubicon Minerals Corporation terminated its option agreement with the Group.

Uncle Sam Property

The Group owns a 100% interest in the Uncle Sam property, subject to an underlying 2% NSR payable to Royal Gold Inc.  The Group has an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the property by making cash payments totalling US$200,000, issuing 1,000,000 common shares to the Group and spending US$2.7 million on exploration over a four year period ending November 1, 2013.

Whistler Property

The Group owns 100% of the Whistler property, subject to a 2% NSR to Kennecott Exploration Company.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over claims in the Whistler area.

Australia

Lachlan Fold Belt Project

The Group owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Group has a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet”) giving Inmet the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Group of Australian $250,000.

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Group signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Group earning a 50% interest in one or more properties, AuRico will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Group or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

21. Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the subsidiaries listed in the following table:

	Country of incorporation	Equity Interest
		2011	2010
Geoinformatics Exploration Australia Pty Ltd (1)	Australia	-	100%
Rimfire Australia Pty Ltd.	Australia	100%	100%
2012860 Ontario Limited	Canada	-	100%
Geoinformatics Exploration Canada Limited (2)	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Minera Geoinformatica (3)	Mexico	-	100%
Geoinformatics Alaska Exploration, Inc.	USA	100%	100%
GXL USA, Inc.	USA	100%	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) Until wound up on July 28, 2010.

(2) Until wound up on December 31, 2010.

(3) Until sold to Evrim Resources Corporation on October 7, 2010.

Kiska Metals Corporation is the ultimate parent of the Group.

Transactions with and amounts due from (to) related parties

(a)

Some of the Group’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by an officer of the Group. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Group have been separately disclosed as part of ‘due to related party’.  Fees charged to the Group by Equity are on the same basis as those charged by Equity to unrelated third parties.  It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Group from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At December 31, 2011, the Group was indebted to Equity in the amount of $45,738 (2010 – $15,946) for project expenses and consulting services provided by Equity to the Group.  During the year ended December 31, 2011, the Group paid Equity $180,687 (2010 - $173,598) for providing management services, which has been included in consulting and outsourced services on the Statement of Comprehensive Loss. The Company also paid Equity $1,035,506 (including applicable sales taxes) (2010: $26,901) for providing geological consulting services in the year, included in exploration expenditures.

(b)

A total of $44,745 (2010: $Nil) was paid to a company controlled by a director for geological consulting services, included in exploration costs.

(c)

Directors fees of $115,071 (2010: $68,000) were paid during the year.

131

21. Related party disclosures (continued)

Balances payable are not interest bearing and have no specific terms of repayment. All transactions were incurred in the normal course of operations.

Mineral property interests

One of the officers indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.  The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

Compensation of key management personnel of the Group

	2011	2010

Wages and benefits	$771,242	$629,328
Post-employment pension and medical benefits	12,421	10,782
Canada Pension Plan	6,653	8,026
Share-based payments	1,790,468	1,267,656
	$2,580,784	$1,915,792

22. Income taxes

The Company’s deferred tax assets and liabilities are:

	December 31
	2011	2010
Deferred tax assets (liabilities)
Mineral property interests	$ 4,228,871	$ 2,958,304
Other assets	111,461	18,038
Marketable securities	42,247	(24,265)
Tax loss carry-forwards	21,290,881	16,069,075
	25,673,460	19,021,152
Valuation allowance	(25,673,460)	(19,021,152)
Net deferred tax assets	$ -	$ -

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

22. Income taxes (continued)

A reconciliation of the provision for income taxes is as follows:

	Year ended December 31
	2011	2010
Loss before income taxes	$ (21,653,230)	$ (12,454,672)
Combined Canadian and provincial statutory tax rates	26.5%	28.5%
Recovery of income taxes based on combined statutory tax rates	$ 5,738,106	$ 3,549,582

Add (deduct):
Higher (lower) effective tax rates in foreign jurisdictions	432,572	578,918
Non-deductible expenses
Share-based compensation	(482,777)	(426,457)
Mineral property acquisition costs	(1,076,293)	-
Other	70,948	(710,060)
Tax effect of current period losses not recognized	(4,687,874)	(2,991,983)
Deferred tax asset not previously recognized	-	32,024
Income tax (expense) recovery	$ (5,318)	$ 32,024

At December 31, 2011, the Company has unrecognized losses for income tax purposes of approximately $68,829,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2014	$955,000
2015	2,632,000
2026	5,330,000
2027	8,247,000
2028	14,786,000
2029	8,163,000
2030	11,026,000
2031	17,690,000
$68,829,000

133

22. Income taxes (continued)

The Company also has unrecognized resource related tax deductions of approximately $8,100,000 available for deduction against future Canadian taxable income, which can be carried forward indefinitely.

In assessing the Company’s ability to utilize deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible or during the periods before expiry of the loss carry forwards. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is probable that the Company will not realize the benefits of the deferred tax assets.

23. Financial risk management objectives and policies

The Group’s principal financial instruments comprise financial liabilities and financial assets. The Group’s principal financial liabilities, other than derivatives, comprise accounts payable and accrued liabilities, and due to related parties. The main purpose of these financial instruments is to manage short term cash flow and raise finance for the Group’s capital expenditure program. The Group has various financial assets such as accounts receivable and cash and short-term deposits, which arise directly from its operations.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets while protecting future financial security. The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are market risks, comprising commodity price risk, cash flow interest rate risk and foreign currency risk and liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

The Group’s senior management oversees the management of financial risks. The Group’s senior management is supported by the board of directors (the “board”) that advises on financial risks and the appropriate financial risk governance framework for the Group. The board provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and the Group’s risk appetite. All derivative activities for risk management purposes are carried out by members of management that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken. At this stage, the Group does not currently apply any form of hedge accounting.

Management reviews each of these risks which are summarized below.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

23. Financial risk management objectives and policies (continued)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include deposits, accounts receivable, accounts payable, and accrued liabilities.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates on the debt and the proportion of financial instruments in foreign currencies are all constant.

The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations and provisions.  The following assumptions have been made in calculating the sensitivity analyses:

•

The statement of financial position sensitivity relates US dollar denominated accounts receivables and payables;

•

The sensitivity of the relevant loss before tax item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at December 31, 2011; and

•

The impact on equity is the same as the impact on loss before tax.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to its term deposits with varying maturity dates which it utilizes to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates as determined based on a review of the last two years historical and economic forecaster’s expectations, with all variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings.  The impact on equity is the same as the impact on loss before tax.

Increase/decrease interest rate	Effect on loss before tax for the year ended December 31, 2011 Increase/(Decrease)	Effect on loss before tax for the year ended December 31, 2010 Increase/(Decrease)

+1.0%	$ (68,003)	$ (62,977)
-1.0%	$ 68,003	$ 62,977

Commodity price risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of mineral products it is exploring for. The Group is currently still in the exploration phase, and, as such, this risk is left unmitigated due to a lack of available mitigating options.

135

23. Financial risk management objectives and policies (continued)

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the respective functional currencies.

The Group manages this risk by maintaining bank accounts in US Dollars and Australian Dollars to pay the related foreign currency expenses as they arise. None of the Group’s income is denominated in currencies other than the functional currency, whereas 82% of costs are denominated in currencies other than the functional currencies of the entities within the Group.

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar rate, with all other variables held constant, of the Group’s loss before tax due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on loss before tax.

Increase/decrease in foreign exchange rate	Effect on loss before tax for the year ended December 31, 2011 Increase/ (Decrease)	Effect on loss before tax for the year ended December 31, 2010 Increase/ (Decrease)

+5%	$(21,269)	$(25,896)
-5%	$21,269	$25,896

The effect of a change in the Australian dollar rate on the Group’s comprehensive loss is negligible.

Liquidity risk

The Group monitors its risk of a shortage of funds through regular monitoring of performance to budgeted expenditures, liquidity ratios and forecasting its financing needs.

The Group’s objective is to maintain sufficient cash on hand sufficient to complete its current work programs and ensure the Group remains a going concern.  As at December 31, 2011, the group had no committed borrowing facilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

December 31, 2011	On Demand	<1 year	1-2 years	2-5 years	>5 years	Total

Accounts payable and accrued liabilities	$450,343	-	-	-	-	$450,343
	$450,343	-	-	-	-	$450,343

December 31, 2010
Accounts payable and accrued liabilities	$679,101	-	-	-	-	$679,101
	$679,101	-	-	-	-	$679,101

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

23. Financial risk management objectives and policies (continued)

Credit risk

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all optionees on the Group’s properties are subject to credit verification procedures, which include an assessment of credit rating, short term liquidity and financial position. The Group obtains sufficient collateral (where appropriate) from such parties as a means of mitigating the risk of financial loss from defaults. In addition, accounts receivable balances are monitored on an ongoing basis.  The Group’s exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and  short-term investments,  the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group limits its counterparty credit risk on these assets by dealing only with financial institutions with the highest credit ratings available and with reputable institutions.

Refer to Note 13 for analysis of trade and other receivables aging.

Capital management

The Group considers its capital to include the shareholders’ equity.  The objectives of the Group’s capital management are:

•

to ensure that it maintains a sufficient working capital to conduct its business and maximize shareholder value; and

•

to ensure the Group’s ability to continue as a going concern.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the year ended December 31, 2011 and the year ended December 31, 2010.

The Group monitors capital using liquidity and market ratio analysis. Management also monitors budget to actual performance to ensure sufficient cash on hand exists to complete the Group’s objectives.   The Group is not exposed to any externally imposed capital requirements.

137

24.  Financial instruments

Fair values

The Group has the following financial instruments carried at fair value:

	Financial instrument classification	Fair Value
		December 31	December 31
		2011	2010
Financial Assets
Arcus Development Group Inc.	Available-for-Sale	$5,500	$11,250
Brixton Metals Corporation	Available-for-Sale	76,000	118,750
Cayman Ventures Corporation	Available-for-Sale	2,500	3,500
Evrim Metals Corporation	Available-for-Sale	233,275	1,000,000
Solace Resources Corp. (formerly Island Arc)	Available-for-Sale	2,000	12,000
Laurion Minerals Exploration	Available-for-Sale	30,000	52,500
Millrock Resources Inc.	Available-for-Sale	247,500	460,000
Silver Quest Resources Ltd.	Available-for-Sale	169,600	91,450
		$766,375	$1,749,450

All of financial assets classified as available-for sale were designated as such on initial recognition. Unrealized gains or losses are recorded in other comprehensive income.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:

Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:

Other techniques for which all inputs have a significant effect on the recorded fair value that are not observable, either directly or indirectly.

Level 3:

Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 1 valuation techniques in each period, being the closing bid price of the shares as quoted on a public exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2011:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 766,375	$ -	$ -	$ 766,375
Private security	-	-	-	-
	$ 766,375	$ -	$ -	$ 766,375

Upon the public listing of Evrim Resources Corporation on January 27, 2011, the Company’s investment was transferred from level 2 to level 1 of the fair value hierarchy.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

24.  Financial instruments (continued)

There were no other transfers between levels of the fair value hierarchy during the year.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2010:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 749,450	$ -	$ -	$ 749,450
Private security	-	1,000,000	-	1,000,000
	$ 749,450	$ 1,000,000	$ -	$ 1,749,450

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for less than 12 months	Fair Value	Unrealized Losses
December 31, 2011 – Public securities	$ 561,275	$ (408,100)
December 31, 2010 – Public securities	$ 134,250	$ (44,750)

There are five (2010: three) investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss.

25.  Events after the reporting period

There are no events subsequent to the date of these consolidated financial statements that require additional disclosure.

26.  First-time adoption of IFRS

Transition to IFRS

For all years up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with Canadian generally accepted accounting practice (GAAP). These financial statements, for the year ended December 31, 2011, are the first the Group has prepared in accordance with International Financial Reporting Standards (IFRS).

Accordingly, the Group has prepared financial statements which comply with IFRS applicable for years beginning on or after January 1, 2010 as described in the accounting policies. In preparing these financial statements, the 26.

139

26. First-time adoption of IFRS (continued)

Group’s opening statement of financial position was prepared as at January 1, 2010, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its previous GAAP statement of financial position as at January 1, 2010 and its previously published GAAP financial statements for the year ended December 31, 2010.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs. The Group has applied the following exemptions:

•

The Company has elected not to apply IFRS 2 to vested share-based transactions prior to January 1, 2010.

•

IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•

The Group has applied the transitional provision in IFRIC 4 Determining whether an Arrangement contains a lease and has assessed all arrangements as at January 1, 2010.

•

The Group has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Group has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in operations by discounting the liability to the date at which the liability first arose. The Group did this using best estimates of the historical risk-adjusted discount rates.

•

The Group has elected to apply the exemption to classify its investments as available-for-sale at January 1, 2010.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

26.  First-time adoption of IFRS (continued)

Group reconciliation of equity

As at 1 January 2010	Previous GAAP	IFRS Reclass (2)	IFRS
Non-current assets
Property, plant and equipment	$ 479,282	$ -	$ 479,282
Restricted Cash	202,707	-	202,707
	681,989	-	681,989
Current assets
Cash and cash equivalents	1,071,695	-	1,071,695
Trade and other receivables	51,756	-	51,756
Marketable securities	370,417	-	370,417
Prepaid expenses and deposits	152,038	-	152,038
	1,645,906	-	1,645,906
Total assets	2,327,895	-	2,327,895

Shareholders’ equity
Share capital	65,659,038	-	65,659,038
Contributed Surplus	5,581,494	(5,581,494)	-
Share option reserve	-	3,590,014	3,590,014
Share warrant reserve	-	1,991,480	1,991,480
Accumulated other income	15,443	-	15,443
Deficit	(69,614,222)	-	(69,614,222)
	1,641,753	-	1,641,753
Non-current liabilities
Provisions	401,391	-	401,391
	401,391	-	401,391
Current liabilities
Accounts payable and accrued liabilities	241,097	-	241,097
Due to related parties	11,340	-	11,340
Venture Partner Deposits	32,314	-	32,314
	284,751	-	284,751
Total liabilities	686,142	-	686,142
Total liabilities and shareholder’s equity	$ 2,327,895	$ -	$ 2,327,895

141

26.  First-time adoption of IFRS (continued)

As at December 31, 2010	Previous GAAP	IFRS 2 Adjustment (1)	IFRS Reclass (2)	Total IFRS adjustments	IFRS
Non-current assets
Property, plant and equipment	$ 583,135	$ -	$ -	$ -	$ 583,135
Restricted Cash	112,730	-	-	-	112,730
	695,865	-	-	-	695,865
Current assets
Cash and cash equivalents	6,297,716	-	-	-	6,297,716
Restricted Cash	35,165	-	-	-	35,165
Trade and other receivables	347,007	-	-	-	347,007
Marketable securities	1,749,450	-	-	-	1,749,450
Prepaid expenses and deposits	118,610	-	-	-	118,610
	8,547,948	-	-	-	8,547,948
Total assets	9,243,813	-	-	-	9,243,813

Shareholders’ equity
Share capital	78,904,726	-	-	-	78,904,726
Contributed Surplus	10,483,540	510,453	(10,993,993)	(10,483,540)	-
Share option reserve	-	-	5,465,215	5,465,215	5,465,215
Share warrant reserve	-	-	5,528,778	5,528,778	5,528,778
Accumulated other income	209,329	-	-	-	209,329
Deficit	(81,526,417)	(510,453)	-	(510,453)	(82,036,870)
	8,071,178	-	-	-	8,071,178
Non-current liabilities
Provisions	99,105	-	-	-	99,105
	99,105	-	-	-	99,105
Current liabilities
Accounts payable and accrued liabilities	679,101	-	-	-	679,101
Due to related parties	15,946	-	-	-	15,946
Reclamation obligations	378,483	-	-	-	378,483
	1,073,530	-	-	-	1,073,530
Total liabilities	1,172,635	-	-	-	1,172,635
Total liabilities and shareholder’s equity	$ 9,243,813	$ -	$ -	$ -	$ 9,243,813

(1) Adjustments are made for differences in recognition methods between IFRS 2 and the previous GAAP as well as to consider forfeiture rates in the calculation of fair value under IFRS. The cumulative effect on transition results in an increase in share-based compensation (opening deficit on transition) of $Nil. For the year ended December 31, 2010, the effect is an increase in share-based compensation of $510,453.

(2) IAS1.79(b) indicates that an entity should disclose a description of the nature and purpose of each reserve within equity. Accordingly, contributed surplus has been reclassified into its various components.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

26.  First-time adoption of IFRS (continued)

Restatement of statement of cash flows from previous GAAP to IFRS

The transition from previous GAAP to IFRS has had no effect upon the reported cash flows generated by the Group.  The reconciling items between the previous GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

Restatement of statement of comprehensive loss from previous GAAP to IFRS

The transition from previous GAAP to IFRS increased share-based compensation by $510,453 for the year ended December 31, 2011.  This increased loss for the year from $11,912,195 to $12,422,648 and increased comprehensive loss for the year from $11,718,309 to $12,228,762.

This page is intentionally left blank

Management’s Discussion and Analysis

For the year-ended December 31, 2011

145

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

This Management’s Discussion and Analysis (“MD&A”) of financial position and operations of Kiska Metals Corporation (the “Company”) as of December 31, 2011 and should be read in conjunction with the Company’s consolidated  financial statements and related notes as at and for the year ended December 31, 2011. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada (“IFRS”).

Unless otherwise indicated, all funds in this document are in Canadian dollars. The date of this MD&A is April 27, 2012.

Index

1

About Kiska

2

Overview

3

Selected Annual Performance

4

Results of Operations

5

Summary of Quarterly Results

6

Liquidity

7

Capital Resources

8

Off-Balance Sheet Arrangements

9

Transactions with Related Parties

10

Proposed Transactions

11

Critical Accounting Estimates

12

Changes in Accounting Policies including Initial Adoption

13

Financial Instruments and Other Instruments

14

Other Requirements

0

1.1 About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

1.2 Overview

Exploration for the year concentrated on drilling at the Company’s Whistler Project, Alaska. Work focused on the Whistler Orbit in March and April, but after a brief hiatus in May for spring break-up, exploration resumed in the Orbit and at the Island Mountain prospect, with five drills active on the project through the summer months. During the hiatus, an airstrip expansion was completed, as was the gravel capping of the same airstrip. An airborne electromagnetic survey at Island Mountain was also undertaken during the summer.

In total, 30,304 metres of drilling was completed on the project in 2011. A total of 6,423 metres of shallow scout drilling (91 holes) and 13,389 metres (27 holes) of deeper conventional drilling was completed in the Whistler Orbit region, 9,537 metres (26 holes) at Island Mountain and 955 metres (3 holes) was drilled at Muddy Creek. This drilling was successful in identifying new, near-surface mineralization in the Orbit at the Raintree North prospect and in expanding deeper mineralization at the Raintree West prospect. Drilling also tested the Raintree South and Rainmaker targets.

At Island Mountain, step out drilling has shown mineralization to exist over a 300 by 300 metre area to a depth of 500 metres below surface at the Breccia Zone. Furthermore, drilling intersected gold mineralization 200 and 400 metres north of the Breccia Zone signifying further potential for expansion of mineralization in this direction.

Other work at Whistler included the winterization of the camp facilities, and the construction of a trunk road to the Whistler Deposit and Whistler Orbit targets. This road provides access from the Whistler Camp and airstrip to these areas, greatly reducing the reliance upon helicopters resulting in more cost-effective, year round drilling at the Whistler Project.

1.2 Overview (continued)

The Company also conducted exploration on other projects in its portfolio prior to the date of filing, completing programs in Australia at the Lachlan Fold Belt and Victorian Goldfields properties, and in British Columbia at the Kliyul and Redton projects. Option partners, Xstrata Canada Corporation, Brixton Metals and CVC Cayman Ventures completed 15 holes on the Quesnel Trough properties in northern British Columbia, 21 diamond holes at the Thorn Property in northwest British Columbia and a total of 430 metres of trenching at the Gillis Property in southwest British Columbia, respectively.

At Kliyul, the Company completed 30.6 line kilometres of Induced Polarization (IP) geophysics that has identified a zone of chargeability measuring 500 metres by 1,400 metres, and lies underneath mapped pyrite-sericite alteration.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres.

The 2011 Redton program was designed to evaluate the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. A total of 68.9 line-kilometers of IP geophysics, soil and silt geochemical surveys (2,225 soils, 37 silt samples), reconnaissance mapping and prospecting (116 rock samples) were completed on the property, identifying one geophysical anomaly and numerous areas of anomalous soil geochemistry for follow up..

Xstrata completed 17 lines of reconnaissance IP surveys on the Quesnel Trough project, followed by drilling to test targets generated from the survey. Anomalous copper values associated with felsic intrusive rocks were intersected in one hole on the Mags claim block. Mapping, prospecting and soil geochemical surveys were also completed in 2011.

Results of the 2011 Gillis trenching program, funded by CVC Cayman Ventures Corp. have also been finalized. Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. High grade gold and silver mineralization was intersected at the Oban Breccia Zone and encouraging results from the Talisker, Camp Creek and Feeder Zone targets warrant follow up in 2012.

1.3 Selected Annual Performance

	2011	2010	January 1, 2010

Mineral property revenues	$644,659	$634,101	$	NA
Net loss before discontinued operations	(21,658,548)	(12,856,439)		NA
Net loss per share before discontinued operations	(0.23)	(0.19)		NA
Net loss	(21,658,548)	(12,422,648)		NA
Comprehensive loss	(22,243,647)	(12,228,762)		NA
Comprehensive loss per share	(0.23)	(0.18)		NA
Total assets	9,698,679	9,243,813		2,327,895
Long-term liabilities	173,142	99,105		401,391
Shareholder’s equity (deficit)	9,018,723	8,071,178		1,641,753

1.4 Results of Operations

Exploration Projects

Alaska

Whistler Project

The Whistler Property, consisting of 884 claims covering 135,203 acres (54,715 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to Kennecott. In addition, some of the claims are subject to a 1.5% NSR to the original owner, which can be bought down to 0.5% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over all of these claims.

The Whistler property can be broadly defined into the following prospects;

- Whistler Deposit;

- Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

- Island Mountain;

- Muddy Creek.

During the 2011 campaign, the Company completed 30,304 metres of drilling in aggregate on these prospects, with the most significant exploration focused on the Whistler Orbit (Rainmaker, Raintree West, North and South prospects) and the Island Mountain targets. Included in the 2011 total are 91

Alaska (continued)

shallow scout holes (6,423 metres) that were completed in the Whistler Orbit to identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes testing glacial till-covered geophysical anomalies.

a)

Whistler Orbit:

The 2011 exploration program was completed in two phases with the first being a shallow-hole grid drilling program mainly focussed on the Raintree area prospects, where it was successful in defining both proximal-style porphyry mineralization and more distal geochemical anomalies suggestive of new mineralized porphyry zones. This program also led to the identification and definition of new zones of near-surface gold-copper porphyry mineralization and veining at the Raintree North and Raintree South prospects.  Based on the success of this program, it was expanded into the summer phase of work. In total, 91 holes (6,423 metres) of shallow grid and scout drilling were completed in the Whistler Orbit.

Conventional drilling was employed to follow up the results of the scout program, with a total of 27 holes (13,389 metres) drilled to test the Raintree West, South and North discoveries, the Rainmaker prospect and a new area referred to as Dagwood.  At the height of exploration in August, two conventional rigs and one smaller scout rig were active in the Whistler Orbit.

-

Raintree West:

The 2011 spring grid drilling program defined an area of base metal-rich veining measuring 1,200 metres by 600 metres and open to the north, west and south at the Raintree West prospect (1.5 km east of the Whistler Deposit).  A 2009 drill hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The area outlined by the grid scout drilling is defined by strong quartz-sericite-pyrite alteration and base metal veining similar to that found in the 2009 drill hole; both alteration types are spatially related to high temperature copper-gold mineralization.

Conventional drilling at Raintree West in this program was highlighted by hole WH11-030, which intersected 453.2 metres averaging 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). Hole WH11-30 was one of four holes (2,421 metres) completed on two sections 100 and 200 metres north of the discovery section.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late, low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t gold, 3.9 g/t silver and 0.18% copper. WH11-33, collared 100 metres to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper (0.83 g/t gold equivalent*) over 218 metres within a 347.8 metre interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper (0.73 g/t gold equivalent*).

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Alaska (continued)

WH11-029 is located 100 metres to the south of WH11-30, and returned 460.7 metres averaging 0.50 g/t gold, 7.1 g/t silver, and 0.06% copper (0.74 g/t gold equivalent*). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration. The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t gold, 13.0 g/t silver, and 0.04 % copper (0.81 g/t gold equivalent*). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t gold, 4.3 g/t silver, and 0.09% copper (0.80 g/t gold equivalent*). Quartz and magnetite veining continued to the end of the hole at 836.68 metres.

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining. Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Alaska (continued)

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold Eq. * (g/t)	Mineralization Type [1,2,3]
WH11-033	480.1	827.8[x]	347.8	0.53	2.8	0.08	0.04	0.30	0.73	Composite
including	480.1	698.0	218.0	0.55	3.87	0.11	0.06	0.31	0.83	Porphyry + o/p
WH11-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	Porphyry + o/p
WH11-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	Porphyry + o/p
WH11-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	Late Ag-Pb-Zn
WH11-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	Late Ag-Pb-Zn

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

** X denotes end of hole and that the intersection quoted remains open.

1 "Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3 "Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

-

Raintree North:

As part of the spring shallow scout drill program in the Raintree North area (2.2 km northeast of the Whistler Deposit), grid hole RG11-178 intersected porphyry mineralization hosted in diorite porphyry with magnetite and K-feldspar alteration and chalcopyrite mineralization. This intersection confirmed the results of a nearby 2006 Kennecott drill hole (0.23 g/t gold and 0.09% copper over 94 metres). Mineralization is located within a broad 350 x 500 metre-wide airborne magnetic high anomaly, suggesting the presence of a new and distinct mineralized porphyry centre with similar geological characteristics to the Whistler Deposit. This was corroborated by subsequent drilling including 79.3 metres averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 metres in hole WH11-034. Five additional holes released during the period define a narrow, steeply northeast dipping body of near-surface porphyry mineralization to depths greater than 500 metres.

Alaska (continued)

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
WH11-032	148.0	228.0	80.0	0.31	1.10	0.14	0.60
WH11-034	152.0	300.5	148.5	0.40	1.53	0.14	0.71
including	181.7	261.0	79.3	0.57	1.55	0.19	0.99
WH11-037	360.0	505.0	145.0	0.25	1.22	0.10	0.46
including	372.8	483.0	110.2	0.30	1.10	0.12	0.56
WH11-038	284.0	437.1	153.1	0.20	0.92	0.07	0.35
including	323.0	431.2	108.2	0.24	1.13	0.10	0.46

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

-

Raintree South:

A third area of base metal veining measuring approximately 300 by 300 metres and centred on a magnetic high anomaly has been defined at the Raintree South prospect, 2.2 km east of the Whistler Deposit. Drilling by previous operators confirmed that this anomaly is associated with moderate grades of gold and copper (0.38 g/t gold and 0.14% copper over 20 metres) in high temperature porphyry mineralization. A total of four holes tested the anomaly returning porphyry style mineralization in association with a steeply plunging diorite intrusive stock. Both copper and gold grades at Raintree South are lower than at Raintree North and Raintree West with one of the better intervals returning a 164.0 metres that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.

 Raintree South Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq* (g/t)
WH11-044	45.0	148.0	103.0	0.19	0.74	0.10	0.40
WH11-046	217.0	381.0	164.0	0.22	1.68	0.12	0.50
WH11-050	303.7	563.3	259.6	0.15	1.11	0.08	0.33
including	498.8	563.3	64.5	0.25	1.25	0.12	0.51

Alaska (continued)

a)

Island Mountain:

Exploration commenced at Island Mountain with the startup of the summer drill program in June. A total of 26 holes (9,532 metres) were completed with two drill rigs.

Step out drilling to the north on east-west oriented sections at the Island Mountain Breccia Zone in 2011 has now traced mineralization over a 300 by 300 metre area and to a depth of 500 metres. Reconnaissance drilling has identified gold mineralization up to 400 metres north of the Breccia Zone. Intrusive and hydrothermal breccias associated with gold and gold copper mineralization have now been mapped and intersected in drilling over a total strike length in excess of 800 metres.

The majority of exploration at Island Mountain targeted the Breccia Zone, following up on successful 2009 and 2010 campaigns (2009 Breccia Zone discovery in IM09-01: 0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres). An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010. Highlights of the Island Mountain Breccia zone include IM10-013, collared 110 metres north of the discovery section, which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper.

The 2011 program built on the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections. Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 metres within a broad 363.9 metre interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 metres west of hole IM11-026, which returned 127 metres of 0.76 g/t gold equivalent*.

Alaska (continued)

Two east directed holes fifty metres south on section 7,800 (IM11-039 and IM11-037) and separated by approximately 100 metres were designed to define continuity of mineralization between the two adjoining sections. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 metres of 1.00 g/t gold, 0.28 g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039 drilled beneath hole IM11-037 and intersected broad zones of gold-copper breccia mineralization including 157 metres averaging 0.59 g/t gold, 2.80 g/t silver and 0.16% copper. Follow up to hole IM11-039 will be a priority since mineralization remains open down-dip and to the east.

Fifty metres south, on section 7,750N, IM11-018 and -020 were collared at the same location 100 metres to the west of IM10-13 to follow up on strong gold and copper mineralization intersected in 2010. IM11-018 intersected a broad interval of gold-copper mineralization 375 metres in length averaging 0.42 g/t gold, 1.50 g/t silver and 0.07% copper, including 135 metres averaging 0.73 g/t gold, 2.5 g/t silver and 0.11% copper. IM11-20 was also drilled toward the east, beneath IM10-018 at an inclination of -62 degrees. A higher grade section of the hole 161 metres in length averaged 1.00 g/t gold, 2.29 g/t silver and 0.12% copper (or 1.28 g/t gold equivalent*) and lies within a 344.0 metre interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold equivalent*. Hole IM11-036 was located 100 metres east of and on the same section as IM11-013 and drilled toward the east to investigate continuity of mineralization near surface. The hole returned a 74.0 metre interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body.

A further fifty metres south, on section 7,700N, IM11-038 and IM11-041 were east directed holes at inclinations of -45 and -60 degrees, collared approximately 100 metres west of holes IM10-010 and 011. These holes were also designed to test continuity of mineralization outlined on the adjoining sections to the north and south. Hole IM11-038 intersected a strongly developed breccia 182 metres in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent) including a higher grade, 124 metre long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip.

IM11-022 and -024, the most westerly holes drilled on the discovery section 6,650N, did not intersect significant widths of breccia mineralization, but did intersect disseminated pyrrhotite associated gold mineralization as seen on the east side of the Breccia Zone. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 metres averaging 0.61 g/t gold equivalent*. Hole IM11-022, inclined at -60 degrees, was dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

Alaska (continued)

2011 Island Mountain Breccia Zone Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Section 7,850N
IM11-034	138.1	502.0	363.9	0.53	15.3	0.03	0.84
Including	213.0	313.0	100.0	1.37	54.19	0.04	2.29
Including	370.0	442.0	72.0	0.37	0.40	0.03	0.43
IM11-026	9.0	266.0	257.0	0.45	0.57	0.01	0.48
Including	139.0	266.0	127.0	0.74	0.50	0.01	0.76
	335.0	377.5	42.5	0.24	0.50	0.04	0.32
	491.0	545.0	54.0	0.25	0.34	0.02	0.29
Section 7,800N
IM11-037	72.3	271.0	198.7	0.53	0.40	0.03	0.59
Including	105.0	184.0	79.0	1.00	0.28	0.02	1.04

IM11-039	56.0	387.7	331.7	0.57	1.62	0.09	0.78
Including	56.0	213.0	157.0	0.59	2.80	0.16	0.96
and	256.6	295.0	38.4	1.42	0.70	0.04	1.51

Section 7,750N
IM11-018	104.0	479.0	375.0	0.42	1.50	0.07	0.57
Including	110.0	272.0	162.0	0.64	2.54	0.12	0.92
Including	137.0	272.0	135.0	0.73	2.49	0.11	1.00
IM11-020	136.0	480.0	344.0	0.56	1.62	0.08	0.75
Including	180.0	439.0	259.0	0.71	1.87	0.10	0.94
Including	222.0	383.0	161.0	0.99	2.40	0.12	1.28
IM11-036	45.0	236.8	191.8	0.47	1.16	0.04	0.57
Including	45.0	119.0	74.0	0.98	0.51	0.03	1.05

Section 7,700N
IM11-038	45.0	227.0	182.0	0.50	2.94	0.14	0.84
Including	103.0	227.0	124.0	0.55	3.34	0.17	0.95
IM11-041	131.0	170.0	39.0	0.15	2.62	0.10	0.40
	232.5	287.5	55.0	0.30	1.47	0.05	0.42
Section 7,650N
IM11-022	205.0	238.1	33.1	0.27	0.60	0.03	0.34
	286.0	328.0	42.0	0.34	0.44	0.01	0.37
	506.0	533.0	27.0	0.19	1.22	0.06	0.33
IM11-024	15.0	461.0	446.0	0.26	0.82	0.03	0.33
Including	184.0	247.8	63.8	0.31	0.43	0.02	0.35
Including	357.0	458.0	101.0	0.55	0.56	0.03	0.61
NNE Dir. Hole
IM11-040	13.0	377.0	364.0	0.53	3.55	0.13	0.84
	128.0	269.0	141.0	0.62	6.36	0.17	1.05

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Alaska (continued)

Reconnaissance drilling was completed north of the Breccia Zone to test breccia mineralization mapped on surface. This drilling was successful, returning gold intersections 200 and 400 metres north of northern defined edge of the Breccia Zone.

Two hundred metres to the north, a new style of mineralization characterized by high concentrations of pyrite mineralization with high silver values yielded a 73.9 metre interval averaging 0.92 g/t gold equivalent* near the bottom of IM11-030 within a broad zone of mineralization averaging 0.49 g/t gold equivalent* over 167.9 metres. A further 200 metres north, holes IM11-033 and 035 were drilled from the same location at inclinations of -45 and -55 degrees, testing the Falcon’s Nest breccia. IM11-033 intersected a 55.2 metre interval that averaged 0.5 g/t gold while IM11-035 returned the same gold grades over a 41.0 metre width.

A 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone (the SC Target), returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

2011 Island Mountain Reconnaissance Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Recon 200 m N of Breccia
IM11-028	12.0	57.6	45.6	0.27	0.84	0.05	0.38
IM11-029	317.3	324.0	6.7	3.35	1.07	0.01	3.38
IM11-030	20.0	63.0	43.0	0.32	1.12	0.03	0.40
	333.0	500.9	167.9	0.37	1.32	0.05	0.49
including	364.1	438.0	73.9	0.72	2.24	0.09	0.92
Recon 400 m N of Breccia
IM11-032	246.0	300.0	54.0	0.29	0.28	0.01	0.33
IM11-033	2.8	58.0	55.2	0.41	1.54	0.03	0.52
including	2.8	42.0	39.2	0.56	1.18	0.02	0.62
IM11-035	3.0	44.0	41.0	0.44	2.19	0.03	0.53
SC Target
IM11-021	4.0	158.0	154.0	0.19	0.27	0.04	0.28
including	7.0	28.0	21.0	0.50	0.29	0.05	0.61
and	128.0	158.0	30.0	0.40	<0.5	0.02	0.45

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Alaska (continued)

c) Muddy Creek

Three holes totaling 935 metres were also drilled at Muddy Creek, 8 km north of Island Mountain. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement, Millrock will make cash payments totaling US$200,000 over four years with US$140,000 being paid to date.

In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (750,000 shares received to date) and spend US$2,700,000 on exploration over four years. In January 2011, Millrock optioned the property to Crescent Resources Corp. There is an underlying 2% NSR payable to Royal Gold, Inc.

Millrock and Crescent completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction.

Alaska (continued)

Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 metres in LT-001 and 0.58 g/t gold over 33.8 metres, including a sub-intervals of 3.3 metres of 1.22 g/t gold and 2.13 metres of 1.85 g/t gold in LT-005.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 74,282 acres (30,061 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle-Hawk and Bou claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest in the properties by funding a total of USD$4.8 million in exploration over 6 years. During the first quarter of the year, Rubicon elected to terminate the option, returning full property interest to the Company subject to underlying royalties. The ER-Ogo-Fire and the Eagle-Hawk properties are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. The Bou is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

Alaska (continued)

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August of 2010, consisting of approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

Australia

Lachlan Fold Belt Properties

The Company holds one exploration licence covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 over the earn-in period.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at

Australia (continued)

Barmedman can be used as an indication of the economic potential. Planning is underway for potential follow up work in 2012.

Victoria Goldfields Properties

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was recently acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Company earning a 50% interest in one or more properties, AuRico will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

The Company is exploring three licences (Murtoa, Ararat South and Dundonnell), totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to green fields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

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

Under the Brixton agreement, a regional gravity survey over portions of the Ararat South and Dundonnell properties was completed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential. On the Murtoa License, a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During the first quarter of 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties. Data from these surveys is still being analyzed, but management is considering aircore and reverse circulation drilling to test priority targets for gold mineralization in 2012.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and Yukon Territory. Projects include:

Boulevard Property

This property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals (now AuRico Gold), who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $48,000), issuing an aggregate of 400,000 shares (received 240,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. Additional claims staked within the areas of interest are subject to the same NSR with a $500,000 buy-down of 0.5% and Silver Quest must issue additional shares. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area. Through the acquisition of Silver Quest by New Gold Inc., the Boulevard was transferred to Independence Gold Corp in December of 2011 under a plan of arrangement entered into by the two companies.

Since optioning the project Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 metres core length. The 2011 program consists of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Gillis Property

The Gillis property covers 6,557 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The Company was granted an extension to this payment by agreeing to payments of $6,250 per month (paid a total of 2 months) in order to complete the 2011 exploration program. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective November 22, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling $155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares (25,000 received) of Cayman Ventures Corporation to the Company by November 22, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by November 22, 2015.

British Columbia and Yukon Projects (continued)

In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 metres to 5.5 g/t gold over 0.1 metres within an altered volcanic host rock. A 10 metre wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 metres to 0.80 g/t gold over 1.3 metres. Sixty-five metres to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 metres (including 8 metres of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 metre section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

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

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to AuRico Gold Corp., subject to an underlying 1.34% NSR. AuRico may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On February 21,

British Columbia and Yukon Projects (continued)

2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

Redton Project

The Redton project covers 70,288 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton project is subject to a 3% NSR to Lorne

Warren which can be purchased for $3,000,000. The Company made an advance royalty payment of $20,000 to Lorne Warren during the fiscal year.

In 2010, a 600 line kilometre airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometre southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 metres in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 metres to the northwest of this anomaly is a discontinuous grouping of samples over 800 metres along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 metres east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometre from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 metres to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometres west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a

British Columbia and Yukon Projects (continued)

coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 metres to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 metre zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometres in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton in 2011 continues. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property.

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the properties by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010, a four hole program of diamond drilling totaling 245 metres tested targets on three of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.

In 2011, Xstrata completed 15 holes (3,582.5 metres) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah Horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive. In 2012, Xstrata plans to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling.  Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims under option from Kiska.

British Columbia and Yukon Projects (continued)

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments are made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton was required to spend $1,200,000 by December 31, 2011 (completed).

Since the corporation acquired the property, exploration programs have included the drilling of 32 holes (3,840 metres), property wide airborne EM and magnetic geophysical surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP geophysical surveys and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its unconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 metres averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 metres northeast of THN03-19 (38.6 metres of 103.2 g/t silver and 1.22 g/t gold including 14.0 metres of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 metres. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The

British Columbia and Yukon Projects (continued)

high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

Brixton is currently preparing plans for follow up drilling at the Oban Breccia Zone and other targets in 2012.

British Columbia and Yukon Projects (continued)

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek had the right to earn an additional 9% interest by funding a further $3.5 million in exploration on or before March 31, 2011 (not spent) and to increase their interest to 65% interest by funding a bankable feasibility study. Furthermore, at the Company’s election, American Creek could increase to a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation.

Wernecke Breccia Project

Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. In 2006 and 2007, Fronteer Development Group conducted field programs focused on refining drill targets at a series of high priority iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Twenty-seven holes were completed in 2007 to test these targets, yielding results such as 0.97 g/t gold and 2.51% copper in the only hole drilled Pagisteel Fault target and 0.44% copper over 126.7 metres at the Hoover Central Zone, 12 kilometres to the southeast of historical holes. Fieldwork in 2006 and 2007 led to the recognition of new uranium and copper-gold mineralization in 9 target areas discovery of the MDV and Atomtan uranium-copper-gold targets.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired it through acquisition of Fronteer Development Group in 2011. Fronteer funded 100% of the required $2 million in exploration expenditures to earn an 80% interest and as such, Newmont now holds 80% with the Company holding the remaining 20% interest. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

British Columbia and Yukon Projects (continued)

Williams Property

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

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry project. Additionally, the project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011). These transactions result in the Company owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto.

In the third quarter of 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

British Columbia and Yukon Projects (continued)

In hole KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold and KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. Equity Exploration Consultants was contracted to manage and execute the Kliyul program.

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

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company has received a total of 200,000 shares of Evrim for the fiscal period to date.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease. Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation.

No exploration has been conducted on the property since 2007. Exploration for 2011 included further consolidation of the land position.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007. During the period, the Company added the Hilltop Property to the Colorback lease and purchase agreement with Meadow Bay Gold Corporation.

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in the first quarter of 2011.

1.4 Exploration Projects (continued)

Expenditures for the year ending December 31, 2011 are summarized in the following table: (all amounts in Canadian dollars)

	USA	Australia	BC & Yukon	Mexico (Discontinued)	Total
Acquisition expenditures	$ 64,082	$ 12,541	$ 62,958	$ -	$ 139,581

Exploration expenditures
Aircraft and helicopter	4,131,390	-	159,026	-	4,290,416
Assays and analysis	523,956	52,474	84,505	-	660,934
Camp & support	212,505	4,654	19,176	-	236,335
Community CSR	123,776	-	(5,763)	-	118,013
Contracted support	5,509	31	-	-	5,539
Data management and maps	47,157	-	1,367	-	48,524
Drilling & trenching	5,207,718	-	91,747	-	5,299,465
Equipment	162,724	116	64,897	-	227,737
Fuel	17,577	-	21,742	-	39,318
Geological and engineering	1,227,109	14,832	451,091	-	1,693,033
Geophysical surveying	87,751	413,412	163,258	-	664,421
Licencing and filing	345,790	-	20,524	-	366,313
Materials and supplies	771,335	2,234	17,144	-	790,713
Project management	487,242	58,658	1,683,728	-	2,229,628
Share-based compensation	482,211	126,849	738,861	-	1,347,920
Telephone	61,290	4,453	12,607	-	78,349
Travel	220,539	30,625	125,248	-	376,411
	14,115,578	708,337	3,649,157	-	18,473,072

Reclamation obligation	-	-	(289,514)	-	(289,514)
Exploration reimbursements	237	-	(374,453)	-	(374,216)
Environmental costs and site preparation	146,512	-	4,940	-	151,452
	14,262,327	708,337	2,990,130	-	17,960,794

Total Acquisition & Exploration Expenditures	14,326,409	720,878	3,053,088	-	18,100,375
Option proceeds & management fees	(299,996)		(164,663)	(180,000)	(644,659)
Net Expenditures	$14,026,413	$720,878	$2,888,425	$ (180,000)	$17,455,716

Financial Results

For the year ended December 31, 2011, Kiska incurred a net loss of $21,658,548 ($0.23 per share) compared with a net loss of $12,422,648 ($0.18 per share) for the year ended December 31, 2010. This increase is due to an increase in mineral property operations over the year. The majority of exploration expenditures were incurred on the Whistler project. Refer to “Exploration Projects” above for a description of work done on the properties. The table above describes exploration expenditures by type of cost.

1.4 Financial Results (continued)

Revenues are a result of the receipt of option payments on the Thorn ($37,500) and the former Mexican properties ($50,000 in cash and 200,000 shares) as well as Colorback (US$100,000), Uncle Sam (US$60,000 cash and 250,000 shares), Boulevard ($16,000 in cash and 80,000 shares).

Other revenue includes proceeds $55,260 (US$56,500) for the shared use of runway facilities at the Whistler site.

Mineral property costs are itemized in the table above and described under “Exploration Projects”. The increase in costs result from an increase in year-on-year activity on the Whistler property ($14,115,578 – 2010: $10,643,578) as well as a substantial increase in work performed on the BC & Yukon projects. Work on the BC & Yukon projects increased from $399,177 in 2010 to $3,364,583, net of reclamation and before reimbursements, due to work performed on the Company’s Kliyul and Redton projects.  In addition to cash paid for mineral property interests acquired, acquisition costs include advance royalties (US$50,000 and $20,000) and legal fees paid to maintain the Company’s projects in good standing.

Increases in salaries and employee benefits are consistent with increases in the Company’s operations during the year and modest increases in pay and new hires at the Company’s head office.

Consulting and outsourced services ($655,690 – 2010: $603,617) include audit, legal and other financial and general advisory services. Increases in financial advisory fees paid (2011: $25,000), professional fees for restructuring advice (2011: $58,890) and human resources consulting fees (2011: $8,413) were offset by reductions in consulting fees paid for accounting, legal and other fees paid in connection with the acquisition of Rimfire Minerals Corporation in 2009. Consulting fees included services of $180,687 rendered by an officer of the Company (refer Note 21).

Losses from discontinued Mexican operations do not exist in the current period as the Mexican operations were sold to Evrim Resources Corp in the previous fiscal year.

Marketing costs include travel costs for conferences, trade shows and site visits of $248,946 and costs for subscriptions, advertising materials, website and promotional activities of $297,393. Included above are fees paid to a marketing consulting firm ($45,000) in the first quarter.

General and administration costs have increased ($624,801 – 2010: $450, 847) as a result of increased rent on the Company’s head office due to the change of address in 2010, and increased computer maintenance costs is associated with the addition of new staff.

Stock-based compensation (gross stock-based compensation was $3,158,318 – 2010: $2,195,218, and, net of transfers to projects, $1,821,801 – 2010: $1,496,336). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 16 of the consolidated financial statements).

Depreciation increased as a result of amortization of new purchases of equipment at the Company’s Whistler site.

1.4 Financial Results (continued)

The Company realized gains on sales of its marketable securities of $393,410 (2010: $172,236).

During the previous year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7).

1.5 Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues	$ 325	$ 291	$ 1	$ 99	$ 501	$ 36	$ 82	$ 15
Loss from operations	(3,609)	(9,793)	(5,175)	(3,970)	(3,118)	(6,541)	(3,697)	(1,903)
Comprehensive gain (loss)	(3,297)	(10,240)	(5,367)	(3,340)	199	(6,649)	(3,763)	(2,016)
Loss per common share	$ (0.04)	$ (0.10)	$ (0.05)	$ (0.04)	$ (0.00)	$ (0.09)	$ (0.06)	$ (0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6 Liquidity

The Company’s cash and cash equivalents balance at December 31, 2011 was $6,800,283 compared with $6,297,716 at December 31, 2010. The Company had working capital of $8,149,139 at December 31, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the period, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters and other share issue costs of $285,002 were incurred. Moreover, proceeds of $1,168,685 were realized on the sale of the Company’s available-for-sale financial assets.

For the year ended December 31, 2011 and 2010, cash used in operating activities was $19,828,319 and $13,568,901, respectively. The increase is attributable to increased exploration activities in the current year compared to the prior period.

Cash outflows from investing activities were a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program of $912,145. Investing activities included inflows from the sale of available-for-sale financial assets of $1,168,685. Total inflows from investing activities were $298,011 (2010: $2,314,442) with the prior year including the proceeds on the Clancy sale disclosed in Note 7.

1.6 Liquidity (continued)

The increase in cash inflows from financing activities over the prior period to $20,032,874 (2010: $16,469,788) is a result of the bought deal financing described above for net proceeds of $16,000,263. Moreover, a total of $4,032,611 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

1.7 Capital Resources

The Company had 99,253,559 issued and outstanding common shares as of December 31, 2011. During the year, there were 4,621,700 warrants and 64,160 options exercised for cash proceeds of $4,003,666 and $28,945 respectively.

As at April 27, 2012, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	8,152,808
Warrants	11,691,421
Fully diluted common shares outstanding	119,097,788

 Note 15 of the consolidated financial statements outline details of private placements during the year.

Options

Details of outstanding share purchase options are disclosed in Note 16 of the financial statements.

Warrants

Details of outstanding warrants are disclosed in Note 15 of the financial statements.

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

1.7 Capital Resources (continued)

Contractual Obligations (continued)

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at the last fiscal year end:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 908,934	$ 261,152	$ 488,805	$ 158,977	$ -
Conditional Option payments	22,840	12,670	10,170	-	-
Conditional exploration expenditures	5,972,034	887,116	5,084,918	-	-
Total contractual obligations	$ 6,903,808	$ 1,160,938	$ 5,583,893	$ 158,977	$ -

1.8 Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9 Transactions with Related Parties

Refer Note 21 of the consolidated financial statements.

1.10 Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11 Critical Accounting Estimates

Not applicable

1.12 Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period completed in 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. These consolidated financial statements for the year ended December 31, 2011 represent the first annual report presented in accordance with IFRS, with IFRS comparatives for 2010.

The Company has completed a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company’s systems are in place to ensure adequate data collection and has developed disclosure templates to ensure compliance with the standards.

Note 26 of the consolidated financial statements, “First-time adoption of IFRS”, outline the effect of transition to IFRS as at the transition date and at the period end. Most notable standards affecting the Company are:

-

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

-

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

1.13 Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.14 Other Requirements

Events Subsequent to Period End

None.

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

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and

1.14  Other Requirements (continued)

Risks Factors and Uncertainties (continued)

the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

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

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

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

CORPORATE INFORMATION (as at April 27, 2012)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Officers:

Jason S. Weber, President and CEO

Adrian Rothwell, CFO

Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

Hay & Watson, Chartered Accountants

1822 West 2nd Avenue

Vancouver, BC   V6J 1H9

Legal Counsel:

Fraser Milner Casgrain LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

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

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 (“Guide 7”). NI 43-101 and Guide 7 standards are substantially different. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of “proven (measured) reserves” and “probable (indicated) reserves” in Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms “mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Endnotes

Geoinform. Exploration Canada Limited.

(Canada)