Form 20-F/A
KISKA METALS CORP.
filed 2012-05-14
CIK 1135347

UN1TED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

☐ Yes  ☐ No

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

Large accelerated filer ☐

   Accelerated filer ☐

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item l7  ☐Item l8

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

☐Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2012 (“2011 Form 20-F”) has been filed solely to amend the Form the 2011 Form 20-F cover page to include the required check boxes in response to all questions listed on that page.  The check boxes were inadvertently omitted from the 2011 Form 20-F cover page.

Except as provided above, no other changes have been made to the 2011 Form 20-F or the Registrant’s audited consolidated financial statements and management’s discussion and analysis as included in the 2011 Form 20-F.

This Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F.

This Amendment No. 1 consists solely of the preceding amended cover page, this explanatory note, the signature page, and Exhibits 12.1, 12.2, 13.1 and 13.2 as required by Rule 12b-15 under the United States Securities Exchange Act of 1934, as amended.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason S. Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: May 14, 2012