Form 20-F
KISKA METALS CORP.
filed 2013-05-01
CIK 1135347

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2012

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this annual report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Corporation’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of the Corporation’s properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

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

This annual report on Form 20-F makes reference to the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov/edgarfor further, more detailed information concerning these matters.

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

Fiscal Year ended December 31	2012	2011	2010	2009	2008
Average Rate During Period for $1.00 Cdn	1.0008	$1.0111	$0.9710	$0.8757	$0.9381

	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
High Rate	$0.9829	$0.1.0011	$1.0157	$1.0146	$1.0061	$1.0207
Low Rate	$0.9723	$0.9756	$0.9939	$1.0054	$0.9991	$1.0009

On April 29, 2013, the closing rate as published on the Bank of Canada website was $0.9864 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business. Such information should be read in conjunction with the audited consolidated financial statements as of December 31, 2012, 2011 and 2010 and the report of the independent registered public accounting firm on these statements included herein. These audited consolidated financial statements and the related notes have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission (“SEC” or the “Commission") which became effective on March 4, 2008, the Corporation is not required to provide a reconciliation to U.S. GAAP.

The following table summarizes information pertaining to operations of the Corporation for the last three fiscal years presented in accordance with IFRS.

	Year Ended 2012	Year Ended 2011	Year Ended 2010
Mineral Property Revenue	$ 1,812,039	$ 716,274	$ 634,101
Net Loss	(4,906,754)	(21,658,548)	(12,422,648)
Per Share	(0.05)	(0.23)	(0.18)

Current Assets	4,619,251	8,655,953	8,547,948
Mineral Property Interests	-	-	-
Other Assets	786,949	1,042,726	695,865
Total Assets	5,478,200	9,698,679	9,243,813
Current Liabilities	609,772	506,814	1,073,530
Long-Term Liabilities	246,802	173.142	99,105
Shareholders’ Equity	4,621,626	9,018,723	8.071,178

Weighted Average Shares Outstanding (number of shares)	99,253,559	95,203,755	68,460,843

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

The services of David A. Caulfield, Director, Business Development, were provided to the Corporation pursuant to a January 1, 2011 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of the Corporation’s amended annual report on Form 20-F/A-2 filed with the Commission on EDGAR effective November 22, 2011. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F). Effective January 1, 2012, Mr. Caulfield became an employee of the Corporation and the afore-mentioned management agreement was terminated.

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

The Corporation is continued under the laws of the Province of British Columbia, Canada, and five of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under securities laws of the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of  U.S.  laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at December 31, 2012 was $108,602,172.

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

The Corporation holds interests in 267 claims covering 98,997 hectares in British Columbia, Canada. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Snowcap (formerly Boulevard) and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Snowcap (formerly Boulevard) Property consists of 238 claims and the Wernecke Breccias Property is comprised of 1,835 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

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

The Corporation’s Whistler, Goodpaster and Copper Joe Properties are located in Alaska. The properties consist of 1,456 state mining claims totaling 73,541 hectares (181,724 acres). The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $35 - $680 per claim, depending on size and location, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of the Corporation with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of one Exploration License covering 15,074 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit (1 unit = 1 square km) per year. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of one Exploration License covering 25,394 hectares. The Exploration Licences are subject to minimum expenditure requirements of A$2,000,000 over the next 4 years. Valid title to these tenements remains with the vendor.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada, or Australian mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.12 and $0.30 during 2007, between $0.01 and $0.42 during 2008, between $0.33 and $1.16 during 2009, between $0.65 and $1.65 during 2010, between $0.26 and $1.38 during 2011, between $0.14 and $0.42 during 2012 and between $0.09 and $0.14 during the first quarter of fiscal 2013. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

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

There were 99,253,559 of the Corporation’s common shares issued and outstanding as fully paid and non-assessable as of December 31, 2012. The head office and registered office of the Corporation is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone number (604) 669-6660.

RECENT HISTORY OF THE CORPORATION

Fiscal Year 2010

During the third quarter of 2010, the Corporation completed the field program as required by Kennecott Exploration Company (“Kennecott”) and delivered the final report. The “trigger program” consisted of a total of 224 line kilometers of 3D Induced Polarization (IP) geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 meters of diamond drilling. While the Corporation was waiting for Kennecott’s decision, a program of exploration drilling was undertaken on the Whistler resource area where a total of five holes totalling 4,456 meters were completed. These drill holes, and 10 previously reported holes not included in a 2008 resource estimate have been incorporated into a new resource estimate reported on January 12, 2011.

Three holes were also completed on the Raintree West prospect located immediately to the east of the Whistler deposit for a total of 1,092 meters. Nine holes were completed on Island Mountain totalling 3,937 meters. Geological mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain

Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, and now retain a 2% Net Smelter Royalty on the property. The Company now owns 100% of the project subject to the underlying royalties and net profits interest.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the

Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expired on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expired on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

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

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Corporation agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim assumed Kiska’s Mexican offices and staff. In consideration, Evrim issued two million shares to Kiska and will make on-going performance-based share payments.

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

In total, 30,304 meters of drilling was completed on the project in 2011. A total of 6,423 meters of shallow scout drilling (91 holes) and 13,389 meters (27 holes) of deeper conventional drilling was completed in the Whistler Orbit region, 9,537 meters (26 holes) at Island Mountain and 955 meters (3 holes) were drilled at Muddy Creek. This drilling was successful in identifying new, near-surface mineralization in the Orbit at the Raintree North prospect and in expanding deeper mineralization at the Raintree West prospect. Drilling also tested the Raintree South and Rainmaker targets.

At Island Mountain, step out drilling has shown mineralization to exist over a 300 by 300 meter area to a depth of 500 meters below surface at the Breccia Zone. Furthermore, drilling intersected gold mineralization 200 and 400 meters north of the Breccia Zone signifying further potential for expansion of mineralization in this direction.

Other work at Whistler included the winterization of the camp facilities, and the construction of a trunk road to the Whistler Deposit and Whistler Orbit targets. This road provides access from the Whistler Camp and airstrip to these areas, greatly reducing the reliance upon helicopters resulting in more cost-effective, year round drilling at the Whistler Project.

The Company also conducted exploration on other projects in its portfolio prior to the date of filing, completing programs in Australia at the Lachlan Fold Belt and Victorian Goldfields properties and in British Columbia at the Kliyul and Redton projects. Option partners Xstrata Canada Corporation, Brixton Metals and CVC Cayman Ventures completed 15 holes on the Quesnel Trough properties in northern British Columbia, 21 diamond holes at the Thorn Property in northwest British Columbia and a total of 430 meters of trenching at the Gillis Property in southwest British Columbia, respectively.

At Kliyul, the Company completed 30.6 line kilometers of Induced Polarization (IP) geophysics that has identified a zone of chargeability measuring 500 meters by 1,400 meters, and lies underneath mapped pyrite-sericite alteration.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 meters by 1,800 meters.

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

Results of the 2011 Gillis trenching program, funded by CVC Cayman Ventures Corp. have also been finalized. Three trenches totalling 430 meters in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

Brixton completed 21 holes (5,678 meters) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. High grade gold and silver mineralization was intersected at the Oban Breccia Zone and encouraging results from the Talisker, Camp Creek and Feeder Zone targets warrant follow up in 2012.

Fiscal Year 2012

Due to prevailing market conditions, management opted to defer drilling at the Whistler Project in 2012 and conserve cash. Engineering studies were commenced to gain a better understanding of the project, including metallurgical studies which returned excellent recoveries for copper and gold. Initial assessments of plant and tailings requirements, power and infrastructure options and environmental studies were started. A new, more robust geological model was also completed. This model will be important in further exploration of the deposit as well as future resource estimates.

At Island Mountain, a detailed review of drill core from previous program was completed. This review resulted in a refined geological model for the Island Mountain Breccia Zone resulting in a deeper understanding of the controls on mineralization.  This study will aid in prioritization of drill targets at Island Mountain for future campaigns and will provide a solid foundation for future mineral resource estimations at this target.

On July 18, 2012, the company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.

At the Thorn Project, Brixton Metals completed 26 diamond drill holes (2,889 meters) focused on high-grade gold and silver mineralization at the Oban Breccia Zone. Interest in this target was renewed after the 2011 intersection of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc over 95.08 meters in hole THN11-60. The 2012 program was successful in extending Oban Zone mineralization and it has now been traced in drilling over a distance of 140 meters in a north-south direction, and to a depth of 325 meters. Subsequent to year-end, on February 27, 2013, the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million common shares of Brixton.

In north-central British Columbia three projects were advanced in 2012. Xstrata Canada Corporation funded 20.83 line kilometers of IP geophysics at the Eye property in the Quesnel Trough option. Data from this survey and that of earlier helped define new targets for follow up and drilling in 2013. Kiska completed a geochemical survey to infill areas of interest with more data. A total of 548 soil samples were collected, focused primarily on the central portion of the property. Four polymetallic soil geochemical anomalies were identified in the 2012 program which will aid in the prioritization of targets for future drill testing. Lastly at the Kliyul property, an office-based data compilation and review of the 2011 geophysical survey was completed to refine and identify drill targets for future programs.

On October 19, 2012 Millrock Resources Inc. completed their requirements under the Uncle Sam Property Option Agreement resulting in the transfer of 100% ownership of the Uncle Sam property to Millrock Resources Inc.

In late 2012, Kiska reviewed the Barmedman Property (under option to Inmet Mining (Australia) Pty) data to identify the most appropriate method of assessing the entire 150 sq. km property. As a result Kiska recommended a geophysical program for early in 2013 to consist of airborne magnetics (150 meter line spacing) and ground-based magnetics to identify the prospective felsic intrusive rocks targeted for copper and gold mineralization in this region. The program was completed in early 2013 and results are pending.

At the Victorian Goldfields Properties, Kiska completed 2,181.5 m of aircore drilling in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. During the period, Kiska met its funding requirements to move forward with Murtoa option, but returned two other properties back to the underlying owner. Kiska now has a 50% interest in the Murtoa property and can earn a 100% interest by funding the next A$2 million in exploration on the property.

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

The Corporation does not prepare business plans for any of its properties. Business plans are not customarily prepared for mineral exploration programs or properties. As is industry standard, the Corporation will prepare a work program for each of the mineral properties upon which it will carry out exploration work. Although a program is intended to be completed within a specified budget, the specific nature and type of exploration work completed may vary from the original work program depending on results obtained during the program.

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

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2013 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

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

	Year Ended 2012	Year Ended 2011	Year Ended 2010
Exploration Costs	$ 3,871,273	$ 17,960,794	$ 11,266,798
Mineral Property Acquisition	127,336	139,581	270,672

Note: All figures shown above are in Canadian Dollars.

In 2013, management expects to take the same approach to exploration and cash conservation as was done in 2012. A focus will be placed on finding option/joint venture partners to advance the Company's robust portfolio of early stage projects. This process is underway and management expects to have new partners funding exploration on Kiska properties in addition to current partners Xstrata (Quesnel Trough, BC) and Inmet (Barmedman, Australia).

Management is assessing its options with respect to a large portfolio of royalties held on properties in Canada (British Columbia, Yukon Territory, Northwest Territories, Ontario), Ukraine and New Zealand. Each royalty is under evaluation and the process may result in the sale of some, or all, of the royalty package.

The 2013 Whistler, Alaska Program

Due to current market conditions and the poor availability of capital, management is not planning major expenditures at Whistler in 2013. Some desktop-based review of the Whistler resource estimate and engineering scenarios may be undertaken. Management is reviewing alternative options for moving the project forward, including option/joint venture of the project.

The 2013 Exploration Programs for British Columbian Targets

Management is seeking option/joint ventures to advance the British Columbian projects such as Kliyul, Redton and Williams Gold. Xstrata Canada Corporation is planning further geophysics and a small amount of drilling at the Quesnel Trough project in north-central British Columbia.

The 2013 Exploration Programs for Australian Targets

Inmet has completed geophysical surveys at the Barmedman property, consisting of ground-based and airborne magnetics to assess the entire property. Results are pending, but the work is aimed at highlighting specific intrusive rocks thought to be prospective for copper and gold mineralization for future, more focused exploration programs. The Company is seeking an option/joint venture for the Murtoa property, the remaining property in the Victorian Goldfields project.

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

INTERCORPORATE RELATIONSHIPS

*GXL USA INC. was dissolved on February 1, 2013

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

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia.  On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation for a purchase price of CDN$1,500,000 in cash and seven million common shares of Brixton.

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia.  On July 18, 2012 the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for a purchase price of CDN$1,500,000 ($1,499,995 net of transaction fee) in cash.

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia.

•

Goodpaster Properties located in the Fairbanks Recording District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.

•

Uncle Sam Property located in the Fairbanks Recording District, Alaska, 75 kilometers southeast of Fairbanks, Alaska.  In October 2012, Millrock Resources Inc. (“Millrock”) earned a 100% interest in the property by completing cash payments totaling US$200,000, issuing 1,000,000 common shares to the Company and spending US$2.7 million on exploration.  The company has now transferred the ownership of this property to Millrock.

•

Whistler Property located in the Anchorage Recording District, Alaska, 160 kilometers northwest of Anchorage, Alaska.

•

Copper Joe Property located in the Anchorage Recording District, Alaska, 50 kilometers south-southwest of the Company’s Whistler Project in Alaska.

•

Snowcap (formerly Boulevard) Property located in Whitehorse Mining District of Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon.

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

•

Barmedman and Walmer properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Barmedman, Snowcap (formerly Boulevard), Colorback/Hilltop, Gillis, Goodpaster, Grizzly, Poker Creek, Quesnel Trough, RDN, Williams, Wernecke Breccia, or Uncle Sam properties for the fiscal year ending December 31, 2013. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 5,314 square feet of office space leased under agreement with The Manufacturers Life Insurance Company. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of April 1, 2013, is $19,454 per month ($20,143 including refundable HST), including operating charges of $8,335 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s mineral properties are detailed below.

Whistler Property, Anchorage Recording District, Alaska

Map showing the location of the Whistler Project relative to Anchorage and possible land access routes.

Location and Introduction

The Whistler property, consisting of 884 claims, covering 135,203 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to MF2, LLC (MF2). In additional, some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over all of these claims.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 meters above sea level in the valley floors to over 5,000 meters in the highest peaks. Access to the project area is solely by aircraft in summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property. The old camp, located near Rainy Pass Lodge and serviced with a gravel airstrip for wheel-based aircraft was dismantled and relocated to a site near the Whistler deposit and a newly constructed gravel airstrip. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs, the camp has been winterized.

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

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 meters) and reconnaissance core drilling at other targets in the Whistler region (4,184 meters). Over that period, Kennecott invested over US$6.3 million in exploration.

In June 2007, Kennecott offered the Whistler project to the Corporation under the Master Strategic Alliance Agreement. The Whistler Project was transferred at no cost as the third “target-of-merit” under the Master Strategic Alliance Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward Geoinformatics obligations under the Master Agreement. In the years 2007 and 2008, Geoinformatics drilled 12 core holes (5,784 meters) into the Whistler deposit and 6 exploration holes (1,841 meters) in the Whistler area (Whistler Orbit).

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

The Trigger Program, conducted from July 2009 to July 2010, was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.  In August of 2010, Kiska delivered a Technical Report to Kennecott summarizing the results of the completed Trigger Program.  In early September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% Net Smelter Royalty on the property, assigned to MF2 in 2012.  From this point, Kiska continued to drill and explore the Whistler property for the duration of the 2010 field season and spring 2011 season, including drilling the Whistler Deposit followed by a new resource estimate, and step-out drilling at the Raintree West and Island Mountain Breccia Zone prospects.

Property Description

The Corporation gained 100% ownership of the Whistler Property after Kennecott waived its back in rights on the project and retain a 2% Net Smelter Royalty on the property, assigned to MF2 in 2012. By gaining 100% ownership the Corporation took assignment of the Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a 1.5% Net Smelter Royalty. One percent (1%) of the Turner royalty can be purchased for US10,000,000. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

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

Property Geology

The geology of the Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age. Five main intrusive suites are important in the Whistler project area.

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

The Whistler copper-gold deposit is the most important exploration target on the Whistler project. Drilling by Cominco, Kennecott and the corporation was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases. The oldest phase exhibits the best copper-gold mineralization, while the third and youngest are much less mineralized. On surface, the copper gold mineralization extends over an area measuring 750 by 250 meters and from the surface to depths ranging between 200 and 750 meters.

Surface Exploration, Geophysics and Drill Programs

There are partial records documenting sixteen shallow core boreholes (1,677 meters) drilled on the Whistler copper-gold deposit in 1988 and 1989. The records contain descriptions of the core, with drilling logs and assay results. Apparently, the core from these holes was donated to the State of Alaska in 1990. Few details are available for the sampling procedures used by Cominco Alaska (Teck Resources Ltd.).

Kennecott carried out systematic exploration of the project area between 2003 and 2006. This work included reconnaissance mapping and prospecting, airborne geophysical and radiometric surveying, rock, soil and stream sediments sampling, detailed mapping over selected areas and ground Induced Polarization (IP) surveys.

Between 2004 and 2006, Kennecott drilled a total of thirty-five core holes (12,694 meters) on the Whistler project. Fifteen of those core holes (7,948 meters) were drilled on the Whistler deposit. Drilling at Whistler aimed at testing the copper-gold sulphide mineralization on six east-west sections spaced at 150 to 200 meters with inclined boreholes drilled towards the east and the west. Two inclined holes were drilled with a south azimuth to test the depth extension of the sulphide mineralization.

A total of twenty boreholes (4,746 meters) were drilled by Kennecott to investigate other exploration targets. Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of porphyry-style mineralization. The drilling strategy involved testing selected targets with vertical or angled drill holes to validate the geological model. One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

When the Corporation acquired the Whistler project, a review of project data was completed and in 2007 and 2008, a program of reconnaissance IP (induced polarization) surface mapping, soil and rock geochemistry and drilling were carried out. A total of 12 core holes (5,784 meters) were drilled in the Whistler deposit and 6 exploration holes (1,841 meters) in the Whistler area (Whistler Orbit).

In 2009, Kiska undertook a 2D and 3D IP survey over most of the prospective areas in the Whistler, Island Mountain and Muddy Creek areas.  Kiska commissioned Aurora Geoscience to complete 224 line-kilometers of a 3D Induced Polarization geophysical survey.  This was executed on two grids (Round Mountain; Whistler Orbit) which were comprised of grid lines ranging from 4 to 9 km long with a line-spacing of 400 meters.  The raw data was delivered to Mira Geoscience for detail data quality control and error analysis prior to the construction of a 3D inversion model.  This survey reaffirmed that the Whistler deposit is coincident with a discrete 3D chargeability anomaly and showed that much of the Whistler Orbit area contains broad areas of anomalous chargeability. SJ Geophysics completed 40 line-kilometers of a 2D Induced Polarization geophysical surveys in areas at Alger Peak, Island Mountain and Muddy Creek. In conjunction with the airborne magnetic data, these zones of anomalous chargeability defined by the IP surveys provide an important criteria for targeting drill holes in the ongoing work.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006. Kennecott also used industry best practices in their quality control measures. The Corporation continues to employ these same procedures and has all sample preparation and analyses conducted by accredited labs.

Whistler Area Exploration Drilling

A total of 21 exploration holes for 7,652 meters of drilling in the Whistler area were completed by Kiska in 2009 - 2010.  A further 27 holes (13,389 meters) were drilled in 2011, in addition to 91 shallow scout drill holes which accounted for another 6,423 meters of drilling. A majority of these holes were drilled in the “Whistler Orbit”, an area that includes much of the broad valley floor to the north, east and south of the Whistler Ridge, that includes the Raintree and Rainmaker prospect areas and a new area named Dagwood.  Many of these holes intersected andesitic volcanic rocks with moderate to strong sericite-clay-pyrite alteration and occasional sphalerite- and galena-bearing quartz-carbonate veins and in some instances chalcopyrite.

The Raintree West prospect was discovered by exploration drilling completed by the Corporation in 2008. In 2009, Kiska drilled two significant intercepts, in follow-up drilling of porphyry-style Au-Cu mineralization, the upper one returning 128.7 meters averaging 0.56 g/t gold, 6.8 g/t silver, 0.16% copper, 0.14% lead and 0.32% zinc and a second deeper intercept returning 97.2 meters averaging 0.61 g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (WH09-02). Another hole, WH10-24, drilled a 100 meters further south returned 83.0 meters of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. Drilling to date, both conventional and scout, has highlighted an area 1,200 by 600 meters in size and open to the north, west and south at Raintree West.

In 2011, drilling at Raintree West expanded the area of known mineralization and was highlighted by hole WH11-030, which intersected 453.2 meters averaging 0.72 g/t gold 3.2 g/t silver, and 0.12% copper, including 328.6 meters averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper . Hole WH11-30 was one of four holes (2,421 meters) completed on two sections 100 and 200 meters north of the discovery section.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late, low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 meters of the hole averaging 1.13 g/t gold, 3.9 g/t silver and 0.18% copper. WH11-33, collared 100 meters to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper over 218 meters within a 347.8 meter interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper.

WH11-029 is located 100 meters to the south of WH11-30, and returned 460.7 meters averaging 0.50 g/t gold, 7.1 g/t silver, and 0.06% copper. This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration.

Raintree North and Raintree South are narrow, steeply dipping bodies of porphyry mineralization 2.2 kilometers east and northeast of the Whistler Deposit, respectively. Both are hosted in diorite porphyry with magnetite and K-feldspar alteration. Results include 79.3 meters averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent*) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 meters in hole WH11-034 at Raintree North. Raintree South returned lower grade mineralization, including 164.0 meters that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.   The Raintree East prospect, located 2.8 km to the east-northeast of the Whistler deposit, represents another prospect discovered in reconnaissance drilling in the 2011 spring program. The hole, WH10-008, drilled there in 2010 returned 90 meters of 0.42 g/t Au, 1.33 g/t Ag, 0.10% Cu corresponding to a zone sparse sheeted to stockwork quartz-pyrite-chalcopyrite veins.

Island Mountain Exploration Drilling

The Breccia Zone discovery hole, IM09-001 returned 382.9 meters (from surface to the end of hole) of 0.68 g/t Au and 0.10% Cu with an upper interval 150.0 meters averaging 0.72 g/t  Au, 2.37 g/t Ag and

0.16% Cu from 44.0 to 94.0 meters and a deeper zone of pyrrhotite veins and disseminations (“Lower Zone” mineralization) that returned 106.9 meters averaging 1.22 g/t Au, 0.69 g/t silver and 0.05% copper from 280.0 to the 386.9 meters (end of hole). All of the follow-up holes to the discovery hole have intercepted varying degrees of mineralization. One of the highlight holes from the 2010 season was hole IM10-013, located 100 meters NNW from the discovery hole, that returned 114.9 meters of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper from a depth of 50.1 meters. Results from this drilling program indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 meters as well as expansive areas of altered and mineralized diorite intrusive rocks. Twenty-six holes were completed in 2011 (9,532 meters), extending mineralization over a 300 by 300 meter area on 50 meter sections to a depth of 500 meters. Drilling also intersected gold mineralization 200 meters and 400 meters to the north.

Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 meters within a broad 363.9 meter interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 meters west of hole IM11-026, which returned 127 meters of 0.76 g/t gold equivalent*.

Two east directed holes fifty meters south on section 7,800 (IM11-039 and IM11-037) and separated by approximately 100 meters were designed to define continuity of mineralization between the two adjoining sections. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 meters of 1.00 g/t gold, 0.28 g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039 drilled beneath hole IM11-037 and intersected broad zones of gold-copper breccia mineralization including 157 meters averaging 0.59 g/t gold, 2.80 g/t silver and 0.16% copper. Follow up to hole IM11-039 will be a priority since mineralization remains open down-dip and to the east.

Fifty meters south, on section 7,750N, IM11-018 and -020 were collared at the same location 100 meters to the west of IM10-13 to follow up on strong gold and copper mineralization intersected in 2010. IM11-018 intersected a broad interval of gold-copper mineralization 375 meters in length averaging 0.42 g/t gold, 1.50 g/t silver and 0.07% copper, including 135 meters averaging 0.73 g/t gold, 2.5 g/t silver and 0.11% copper. IM11-20 was also drilled toward the east, beneath IM10-018 at an inclination of -62 degrees. A higher grade section of the hole 161 meters in length averaged 1.00 g/t gold, 2.29 g/t silver and 0.12% copper (or 1.28 g/t gold equivalent*) and lies within a 344.0 meter interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold equivalent*. Hole IM11-036 was located 100 meters east of and on the same section as IM11-013 and drilled toward the east to investigate continuity of mineralization near surface. The hole returned a 74.0 meter interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body.

A further fifty meters south, on section 7,700N, IM11-038 and IM11-041 were east directed holes at inclinations of -45 and -60 degrees, collared approximately 100 meters west of holes IM10-010 and 011. These holes were also designed to test continuity of mineralization outlined on the adjoining sections to the north and south. Hole IM11-038 intersected a strongly developed breccia 182 meters in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent*) including a higher grade, 124 meter long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent*). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip.

IM11-022 and -024, the most westerly holes drilled on the discovery section 6,650N, did not intersect significant widths of breccia mineralization, but did intersect disseminated pyrrhotite associated gold mineralization as seen on the east side of the Breccia Zone. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 meters averaging 0.61 g/t gold equivalent*. Hole IM11-022, inclined at -60 degrees, was dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

Reconnaissance drilling was completed north of the Breccia Zone to test breccia mineralization mapped on surface. This drilling was successful, returning gold intersections 200 and 400 meters north of northern defined edge of the Breccia Zone.

Two hundred meters to the north, a new style of mineralization characterized by high concentrations of pyrite mineralization with high silver values yielded a 73.9 meter interval averaging 0.92 g/t gold equivalent* near the bottom of IM11-030 within a broad zone of mineralization averaging 0.49 g/t gold equivalent* over 167.9 meters. A further 200 meters north, holes IM11-033 and 035 were drilled from the same location at inclinations of -45 and -55 degrees, testing the Falcon’s Nest breccia. IM11-033 intersected a 55.2 meter interval that averaged 0.5 g/t gold while IM11-035 returned the same gold grades over a 41.0 meter width.

A 1,200 by 700 meter wide EM conductor, 1,250 meters east of the Breccia Zone (the SC Target), returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 meters and 0.45 g/t gold equivalent* over 30.0 meters in hole IM11-21.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Muddy Creek Exploration Drilling

Three holes totaling 935 meters have been drilled at Muddy Creek, 8 km north of Island Mountain. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 meters apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 meters averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 meters averaging 0.29 g/t gold equivalent*. The southwest directed hole, MC11-002, returned intervals of 45.0 meters averaging 0.52 g/t gold equivalent* and 44.2 meters averaging 0.51 g/t gold equivalent* within a broad 338.1 meter interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometers to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold spaced over a 340 meter distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

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

In 2012, two samples representative of Whistler Deposit mineralization were submitted for metallurgical testing, yielding improved results from the initial test work. Locked cycle flotation tests for the two samples returned an average copper concentrate grade of 25.4% copper with recoveries averaging 91.9% for copper and 70.4% for gold. The primary reason for the improved results versus prior work was the samples used for the current study were better representations of Whistler deposit mineralization.

Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit and submitted to G&T Metallurgical Labs in Kamloops, BC. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

Similar results were obtained from locked cycle flotation tests of WH10-19 mineralization (feed grade of 0.22% copper and 0.53 g/t gold). Recoveries of 91.9% were obtained for copper and 67.7% for gold. This test produced a concentrate grading 26.2% copper and 46.5 g/t gold.

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

3.  Totals may vary due to rounding.

2012 Exploration Programs

During the year ended December 31, 2012, the Company completed programs on its Whistler, and advanced projects in BC and Australia.

The 2012 Whistler Program

During the period the Company focused efforts on the Whistler Deposit to gain a better understanding of the geological characteristics of the deposit and to begin assessing the engineering aspects of the project.

Geological data collected by Kiska and previous workers was compiled and reinterpreted leading to the revision of the Whistler Deposit geological model. This included relogging drill core within the deposit as well as limited mechanized trenching (one trench, 111 meters in length) to enhance and confirm the geological model. This revised model will be important for targeting future exploration holes, resource updates and for use in ongoing engineering studies.

Two engineering firms were engaged to assist Kiska in the evaluation of the Whistler Deposit. AMC Mining Consultants (Canada) Ltd, worked with Kiska’s consulting metallurgist to investigate the metallurgical performance of Whistler mineralization. Representative samples were submitted for open circuit and locked-cycle testing to assess metal recoveries and to help determine potential ore processing flow sheets. Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

A small amount of work was conducted at Island Mountain due to management’s focus on the Whistler Deposit. Limited reconnaissance (11 rock samples and 25 soil samples) of surface targets at Island Mountain and a detailed review of the Island Mountain Breccia Zone drill core from the 2011 campaign was completed. This work refined the geological model for the Island Mountain Breccia Zone resulting in a deeper understanding of the controls on mineralization.  This study will aid in prioritization of drill targets at Island Mountain for future campaigns and will provide a solid foundation for future mineral resource estimations at this target.

Future Exploration Programs

Future drilling at the Whistler Project will have a number of objectives: 1) Further definition of mineralization at the Whistler Deposit for future resource estimations and investigation of the environmental and geotechnical properties of the deposit to advance engineering studies; 2) Expansion of known porphyry targets such as Rainmaker, Raintree West and Island Mountain Breccia; 3) Exploration of early stage targets that potentially represent new porphyry gold-copper deposits in the Whistler Orbit and Island Mountain areas. Further work to ascertain the nature of mineralization at Muddy Creek will also be undertaken. Additional groundwork will be required to investigate underexplored terrain on the eastern portion of the property.

The Corporation’s British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division, BC

The Adam Property, covering 1,823 hectares, is approximately 70 kilometers northwest of Stewart, British Columbia. In April 2007, the Corporation sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Corporation retains a 2% NSR.

Snow Cap (formerly Boulevard) Property, Whitehorse Mining District, Yukon

The Snow Cap (formerly Boulevard) Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property was held jointly by Kiska (50%) and

Northgate Minerals (now AuRico Gold – “AuRico”) (50%), with each company having funded the initial $330,000 in exploration that led to staking of the property. AuRico solely funded the next exploration program to earn an additional 10% interest.

Effective July 22, 2009, the Corporation and AuRico signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. – “Independence”) under which Independence can acquire the Corporation’s 50% interest in the property. Independence is required to make staged cash payments to the Corporation on a 40% basis totaling $80,000 ($64,000 paid), issue an aggregate of 400,000 common shares (320,000 received) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. The Corporation retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buyback 0.5% of the NSR for $750,000. In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock each to Kiska and AuRico.

Independence also purchased from the Corporation and AuRico certain data pertaining to soil, silt and rock sampling completed in areas around or near the property. If Independence acquires open ground by staking within defined areas, it will be required to issue additional common shares, up to a maximum of 250,000 to the Corporation, and the additional property, if any, will be further subject to a 1% NSR in favor of the two original partners. Independence would be entitled to buyback 0.5% of the NSR for $500,000. Late in 2009, Independence acquired claims by staking and issued an additional 100,000 common shares to the Corporation.

The Snowcap area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results the Corporation and AuRico staked additional claims.

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

The 2011 program consisted of further surface geochemistry and 6,000 meters of diamond drilling to test targets along the Snowcap Trend, a 20 kilometer long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over the Snowcap property.

Independence collected of approximately 3,500 in-fill soil samples in 2012 to better-define previously identified gold-in-soil geochemical anomalies within the Snowcap Trend. This follow-up sampling is designed to generate additional diamond drill targets.

No programs have been announced for the 2013 season.

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

Effective August 30, 2010, the Corporation signed an option agreement with CVC Cayman Ventures Corp. under which Cayman can acquire up to 51% interest in the property by incurring exploration expenditures of $2,000,000 and payments totaling $155,000 over four years and issuing 250,000 Cayman common shares. Cayman can acquire up to 60% interest in the property by incurring an additional $1,000,000 on the project within 5 years of the effective date.

In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 meters in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 meters to 5.5 g/t gold over 0.1 meters within an altered volcanic host rock. A 10 meter wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 meters to 0.80 g/t gold over 1.3 meters. Sixty-five meters to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 meters (including 8 meters of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 meter section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. The Company elected to terminate this option agreement and did not make the final $75,000 option payment to the underlying vendor.

Grizzly & RDN Properties, Liard Mining Division, BC

The RDN/Grizzly Properties are located in the Liard Mining Division of British Columbia approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine. The RDN property is comprised of 14 claims, covering approximately 8,576 hectares while the contiguous Grizzly property is comprised of 8 claims covering 2,652 hectares.

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

In March 2004, the Corporation signed an option agreement and subsequent amendments with Northgate Minerals Corporation (now AuRico Gold - “AuRico”) which provides that AuRico can earn a 51% interest in the RDN Property on completion of the following:

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

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Corporation will be project operator until AuRico has earned its 51% interest. AuRico may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On May 10, 2012 Aurico terminated the RDN property option agreement without having earned an interest in the property. Management will conduct a review of the data in 2013 and commence the search for another optionor to advance the RDN.

During 2004, AuRico completed 2,499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drill holes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

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

Kliyul Property, Omineca Mining Division, BC

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing and 5 km south of the Omineca mining access road and power-line. The Corporation has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011) These transactions result in the Corporation owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

Kiska’s predecessor, Geoinformatics, drilled two deep holes targeting a magnetic high anomaly at Kliyul. The best intercept returned an interval of 217.8 meters of 0.23% copper and 0.52 g/t gold from a depth of 22.0 meters. This interval included 0.30% copper and 0.81 g/t gold over the bottom 131.8 meters. This hole was drilled to a depth of 325.4 meters and ended in mineralization with the last two samples averaging 0.31% copper and 1.30 g/t gold over 4.4 meters. The second hole returned a number of shorter intervals of a similar tenor of mineralization highlighted by 24 meters of 0.20% copper and 0.44 g/t gold, 32 meters of 0.21% copper and 0.62 g/t gold and 20 meters of 0.14% copper and 1.21 g/t gold.

In the third quarter of 2011, the Company completed 30.6 line kilometers of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 meters by 1,400 meters which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 meters by 1,800 meters. Equity Exploration Consultants was contracted to manage and execute the Kliyul program.

No work programs were completed on the property in 2012. Office-based interpretation of the Kliyul data and target refinement was undertaken and management is now seeking to option the property to fund drilling of the Kliyul targets in 2013.

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

No exploration program was completed in 2012 and none have been planned for 2013. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division, BC

A total of 45 claims, covering 17,676 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line-kilometer helicopter airborne magnetics survey was completed during November 2007.

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

In 2011, Xstrata completed 15 holes (3,582.5 meters) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive.

Exploration in 2012 targeted the Eye Property where 20.83 line kilometers of IP geophysics was completed. This data was combined with that from prior surveys to identify new targets. Planned programs for 2013 include an additional 15 line kilometers of IP, MMI soil geochemical surveys and six proposed drillholes.

Xstrata will continue to act as operator and fund the exploration programs.

Redton Property, Omineca Mining Division, BC

The Redton Property is comprised of a total of 55 mining claims and covers 23,665 hectares. It is located approximately 140 kilometers northwest of Fort St. James, British Columbia. The property contains three porphyry copper prospects. The project adjoins the Kwanika property and is within 1,500 meters of the recent discovery made by Serengeti Resources Inc. on the Kwanika property. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6 million (1% for $1 million and 0.5% for $5 million).

During 2008, the Corporation drilled a total of eight diamond drill holes totaling 2,996 meters with all eight holes intersecting visible molybdenite (MoS2) mineralization. Results from the drilling confirm a mineralized envelope of at least 440 meters by 475 meters which extends from surface to depths of at least 418 meters and is open in all directions.

Currently, there are two highlighted target areas on the property, the Falcon and Red Zone porphyry prospects.

A 2006 hole at the Red Zone returned 167 meters grading 0.31% copper, 0.08 g/t gold and 2.48 g/t silver. Drilling in 2007 and 2008 at Falcon returned long mineralized intersections including 345 meters of 0.06% MoS2 and 144 meters of 0.09% MoS2.

In 2010, a 600 line kilometer airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometers) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometer southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 meters in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 meters to the northwest of this anomaly is a discontinuous grouping of samples over 800 meters along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 meters east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometer from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 meters to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometers west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 meters to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 meter zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometers in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton in 2011 continues. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property. To further this, in 2012 a small surface program was completed on the property. A total of 548 soil samples were collected at Redton infilling areas of previous soil sampling. This work focused primarily on the central portion of the property. Four polymetallic soil geochemical anomalies were identified in the 2012 program which will aid in the prioritization of targets for future drill testing.

The Company also reduced the Redton claim package during the quarter. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren net smelter royalty Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company during the year.  Management is seeking a partner to advance Redton in 2013.

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

The corporation signed an option agreement with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold could earn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Effective April 11, 2008, Rimfire signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Corporation will pay to Cangold 25% of any cash or share payments received from the third party partner.

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

Effective June 3, 2010, the Corporation optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (a total of $150,000 has been paid – the Company has received $112,500, or 75%) and issuing a total of 400,000 common shares (of which 300,000 have been issued – the Corporation has received 225,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 (completed) or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometers of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 meters northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its nonconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 meters) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 meters in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 meters averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 meters northeast of THN03-19 (38.6 meters of 103.2 g/t silver and 1.22 g/t gold including 14.0 meters of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 meters. Starting at a depth of 6 meters, THN11-60 intersected 95.08 meters of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The high grade silver-lead-zinc interval of 9.25 meters averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 meters down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 meters of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 meters depth and an additional 37.72 meters of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 meters depth.  This intercept included 7.8 meters of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 meters southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 meter strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 meters averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 meters averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 meters averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 meters along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 meters of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 meter step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 meters northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 meters averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 meter trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 meters of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 meters of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 meters averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 meters depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 meters of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 meters. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

This was followed up in 2012 with 26 drill holes (2,889 meters total drilling). Many were shallow holes in close proximity to the high-grade silver-bearing hole THN11-60. However, some deeper holes were drilled such as THN12-84 which returned a long mineralized intersection of 105.82 g/t silver. 0.71 g/t gold, 0.90% lead, 1.76% zinc and 0.03% copper over 310 meters. This includes 123 meters that averaged 190.68 g/t silver, 1.19 g/t gold, 1.74% lead, 3.25% zinc and 0.06% copper. With this drilling, the Oban Zone is shown to be open to the south and has now been traced in drilling over a distance of 140 meters in a north-south direction, and to a depth of 325 meters.

Subsequent to year-end, Brixton and Kiska agreed to rationalize the property ownership. Kiska sold its entire interest in the project for $1.5 million in cash and seven million Brixton common shares. Kiska now owns approximately 8% of Brixton's outstanding shares.

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

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, Rimfire granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to Rimfire. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to Rimfire. Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has earned their 51% interest in the property.

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

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. On February 8, 2007, Rimfire signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Corporation’s election, to 70% interest by providing 100% of the initial project development financing. American Creek is operator for the project.  American Creek did not meet the required $3.5 million in exploration expenditures and, hence, the Company continued to carry its 49% interest.

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

No work was conducted on the Tide in 2012 and Kiska sold the remaining 49% interest held to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.

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

No programs were completed in 2012 and none have been announced for the 2013 season.

Williams Property, Liard Mining Division, BC

The Williams property consists of 21 claims covering 10,727 hectares of mountainous terrain in north-central British Columbia, 330 kilometers north of Smithers. The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 meters on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. On May 17, 2001 Kiska acquired a 100% interest in the property, subject to a 1.25% NSR. Kiska has earned the interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 43,500 common shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing. All advance royalty payments have been made.

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

No exploration was undertaken in 2012 and a program is not planned for the Williams property in 2013. The Corporation is seeking joint venture partners to continue exploration on the property.

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

•

USD$750,000 on or before November 27, 2007 (completed)

•

an aggregate of USD$1,500,000 on or before November 27, 2008 (completed)

•

an aggregate of USD$2,250,000 o on or before November 27, 2009 (completed)

•

an aggregate of USD$3,000,000 on or before November 27, 2010 (completed)

•

an aggregate of USD$3,800,000 on or before November 27, 2011; and

•

an aggregate of USD$4,800,000 on or before November 27, 2012

Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

On March 30, 2011, Rubicon terminated their option earning no interest in the project. The Corporation is seeking joint venture partners to continue exploration on the property and no exploration was carried out on any of the Goodpaster properties in 2012.

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

•

$25,000, or 50,000 common shares at the election of the Corporation, upon completion of $1,500,000 exploration expenditures subsequent to the agreement, (completed)

•

$50,000, or 43,500 common shares at the election of the Corporation, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

87,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

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

Uncle Sam Property, Richardson Mining District, Alaska

The Uncle Sam Property, which consists of 194 claims covering 7,760 acres (3,140 hectares), is an intrusion-related gold target, located approximately 75 kilometers southeast of Fairbanks. It is hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometers away. The Uncle Sam property was identified by reconnaissance ridge and spur soil sampling in 1999, augmented by power auger soil sampling and RC drilling in the first quarter of 2000. This work outlined a very large gold-in-soil anomaly in an area some 8 by 5 kilometers in size, but broken up by broad valleys in which deep overburden and permafrost prevented soil sampling.

On November 2, 2009 the Corporation signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, Millrock will issue 1,000,000 common shares to Kiska over four years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold Inc.

In December 2010, Millrock granted an option agreement to Crescent Resources Corp. to purchase an undivided 100% interest in the property.

Millrock and Crescent completed nine drill holes (1,950 meters) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 meters targeting a strong gold-in-soil anomaly measuring over 2,000 meters in length and 1,000 meters in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 meters and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 meters. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 meters. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 meters southeast of the Uncle Sam project claim boundary and two kilometers southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-meter strike and 500 meters in the down dip direction. Five diamond drill holes totalling 1,329 meters were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 meters in length and up to 1,000 meters wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 meters averaging 2.03 g/t gold and USC-013, which contained six meters averaging 1.79 g/t gold and 14.0 meters averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 meters in LT-001 and 0.58 g/t gold over 33.8 meters, including a sub-intervals of 3.3 meters of 1.22 g/t gold and 2.13 meters of 1.85 g/t gold in LT-005.

In 2012, Millrock completed the earn-in on the project by making the final US$60,000 payment and issuing 250,000 common shares to the Company.  The Company has since transferred title to Millrock.

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

In the summer of 2010 a five week program of IP geophysics, mapping and rock geochemistry was completed on the property, centred over the historical mineral showings. This program included approximately 20.8 line-kilometers of 2D IP geophysics and 14.8 line-kilometers ground magnetics. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometers by 1.4 kilometers in size.

No programs were completed in 2012 and none are planned for the 2013 season.

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

Property Acquisition

The Corporation, through its wholly-owned subsidiary Rimfire Australia Pty. Ltd., (“Rimfire Australia”) holds one exploration licenses covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. Rimfire Australia originally was granted nine licenses to encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted Rimfire Australia a two-year exclusive right to use the study's target maps and data to acquire licenses and conduct exploration in the 120,000-square-kilometer study area. Rimfire Australia paid a fee for use of the study and upon designation of project areas, Rimfire Australia paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, Rimfire Australia completed the required eligible exploration expenditures of at least USD$150,000. Some of the licences were evaluated then cancelled when it was determined that the areas did not merit additional exploration.

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

The specific tenement in the State of New South Wales in which the Corporation holds an interest is set out in the following table:

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

During early 2009, Rimfire Australia completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by Rimfire Australia, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometers of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper-gold porphyry deposits. The diamond drilling program consisted of five diamond drill holes for a total of 1508 meters. Drilling targeted coincident IP and partial leach geochemical anomalies returning only weakly anomalous gold and copper results.

In late 2009, Kiska conducted soil geochemical surveys expanding on the work programs conducted earlier in the year. The program targeted two new areas: Target A, a 1.5 by 0.5 km area anomalous copper, gold and molybdenum soil geochemistry, and Target B, a 0.4 by 0.5 km area of anomalous copper geochemistry. Both target areas were identified via partial leach geochemical analyses. A drill program started in early March 2010 consisting of approximately 900 meters of aircore/diamond drilling in three holes to target the copper geochemical anomalies.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential.

A review of potential work programs for the Barmedman Property was conducted with Inmet in the fourth quarter of 2012. Based on this review, a field program was recommended and was commenced subsequent to the end of the period. The program consists of airborne magnetics and radiometrics (150 meter line-spacing) to cover the entire 150 square kilometer property and ground based magnetics to identify the prospective felsic intrusive rocks. Results are pending.

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

Property Acquisition

Effective July 27th 2008, Rimfire Australia entered into a new exploration partnership with Northgate Minerals Corporation (now AuRico Gold – “AuRico”), which granted Rimfire Australia an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. AuRico has subsequently sold its Australian unit to Crocodile Gold.

Rimfire Australia agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). Rimfire Australia can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by June 30, 2012 with a minimum expenditure of A$450,000 on the licences per year. AuRico (now Crocodile Gold) then has the option on each license to:

1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision;

2) not participate and allow the Corporation to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or

3) participate in a 50/50 joint venture.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Corporation assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Corporation will receive cash payments totalling $100,000 (received) and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price (received an equivalent 400,000 common shares of Brixton during the year). The Corporation remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Corporation that they are no longer pursuing the option on the Victoria Goldfields properties and the option has reverted back to the Corporation. In 2012, the company met the expenditure requirements to earn a 50% interest in the Murtoa licence. The Ararat South and Dundonnel licences were returned. Crocodile Gold has elected to allow Kiska to earn a 100% interest in the property by funding the next A$2 million in exploration. Kiska is seeking a option partner to fund this exploration.

The specific tenement in the State of Victoria in which the Corporation holds an interest is set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Murtoa	3941	25,394	December, 2014

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

Exploration

The Corporation will be exploring one licence, totaling 120 kilometers of the corridor length, representing all ground outside of a buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometer-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 grams per tonne gold defined by 25 drillholes. Additional targets include kilometer-scale gravity anomalies that have been confirmed through drilling to reflect basalt centers at depth, with coincident gold and pathfinder element geochemical anomalies on surface.

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

In 2012, Kiska drilled 2,181.5 m of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 aircore drill program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. The Company is now seeking a partner to advance exploration at the Murtoa property and systematically test the targets generated in previous programs.

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

No exploration has been conducted on the property since 2007. The properties were returned to Kiska in 2012 and management is seeking a new partner.

Royalty Properties

The Company has a portfolio of royalties that it owns on properties around the world. Many of the royalty properties are at an early stage and not expected to generate significant revenues in the near term, if ever. However certain royalties are on targets in active mining districts and management is assessing the their potential to generate revenue in the near to medium term. In particular, the Company is reviewing royalties held on properties and targets in New Zealand and the East Timmins area of Ontario.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period January 1, 2013 to December 31, 2013 will be approximately $1,934,470. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Audit & advisory	$30,622	$367,460
Bank changes & interest	165	1,980
Communications	2,047	24,570
Computer repairs & maintenance	3,017	36,200
Convention fees	1,363	16,350
Consultants – geological & engineering	3,452	41,420
Filing fees, licenses and permits	2,085	25,020
Human resources	300	3,600
Information technology	2,205	26,460
Insurance	6,758	81,100
Legal	7,950	95,400
Meals & entertainment	200	2,400
Office & administration	650	7,800
Postage & courier	783	9,400
Printing & photocopying	994	11,930
Professional dues & subscriptions	596	7,150
Promotion & advertising	2,000	24,000
Rent	17,675	212,100
Salaries & employee benefits	78,344	940,130
TOTAL	$161,206	$1,934,470

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

OPERATING RESULTS

Year Ended December 31, 2012

For the year ended December 31, 2012, the Company reported a net loss of $5.0 million compared to a loss of $22.2 million in 2011.  This decrease of $17.2 million (78%) was the primarily the result of the Company’s decision to postpone the summer drill program on the Whistler property along with management’s decision to make cutbacks at head office in an effort to conserve cash.

Loss from mineral property operations decreased from $17.7 million for the year ended December 31, 2011 to $2.4 million for the same period in 2012.  In 2011 the Company completed 30,304 meters of drilling on the Whistler property but decided to postpone the Whistler property drill program in 2012.  The decrease of $15.3 million in mineral property expenditures (86%) can be mainly attributed to this decision offset by the sale of the Tide property for $1.5 million.

For the year ended December 31, 2012, non-mineral operating expenditures were $2.5 million compared to $4.9 million of the same period in 2011.   This decrease of $2.4 million (49%) is the result of management’s efforts to reduce overhead at head office.  Highlighting management’s efforts is a reduction in marketing expenses of $0.4 million (68%) over 2011 and a reduction of consulting and outsourced services of $0.4 million (62%) over 2011.  Share-based compensation decreased as a result of the Company’s decision not to issue share purchase options in 2012 and the completion of vesting of the existing options.

The Company did not sell any marketable securities in 2012 and therefore reported no gain or loss (2011: $0.4 million gain) but incurred an unrealized loss of $0.09 million due to a decrease in market value of securities held.

Year Ended December 31, 2011

For the year ended December 31, 2011, Kiska incurred a net loss of $21,658,548 ($0.23 per share) compared with a net loss of $12,422,648 ($0.18 per share) for the year ended December 31, 2010. The increase in loss is attributable to increased mineral property expenditures in the 2011 exploration season. The Company executed a 30,304 meter drill program on its Whistler project in 2011, re-issued a NI 43-101 resource on the Whistler deposit for total Alaskan mineral property expenditures of $14,115,578 (2010: $10,643,578). Moreover, the Company undertook an exploration program on its BC & Yukon properties totaling $3,364,583 (2010:  $399,177).

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

Consulting and outsourced services ($655,690 – 2010: $603,617) include audit, legal and other financial and general advisory services. Increases in financial advisory fees paid (2011: $25,000), professional fees for restructuring advice (2011: $58,890) and human resources consulting fees (2011: $8,413) were offset by reductions in consulting fees paid for accounting, legal and other fees paid in connection with the acquisition of Rimfire Minerals Corporation in 2009. Consulting fees included services of $180,687 rendered by an officer of the Company (refer Note 21 of the 2011 consolidated financial statements).

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

During the previous year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7 of the 2011 consolidated financial statements).

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

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended December 31, 2012

The Company had working capital of $4,081,479 at December 31, 2012 compared with working capital of $8,149,139 at December 31, 2011. The decrease in working capital is attributable to ongoing administration and mineral property operations of the Company.

On July 18, 2012, the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of $1,500,000.  This injection of cash can be noted above in the 2012 net cash flows, in particular cash flows from operating activities.

For the year ended December 31, 2012 cash outflows in operating activities decreased by $16,330,090 (including $1,500,000 Tide sale proceeds) over the same period in 2011.  This reduction in cash outflows in the current year is attributable to an 86% reduction in exploration expenditures and a 49% reduction in non-exploration operating expenses.

The Company had very little investment activity in the year ended December 31, 2012 which is evident with only $1,133 cash inflow from investing activities.  This is a decrease of 99% over the same period in 2011 when the Company sold $1,168,685 in marketable securities which was partially offset by purchases of property and equipment of $912,145 (2010: $423,117).

The decrease in cash inflows from financing activities for the year ended December 31, 2012 from $20,032,874 for the same period in 2011 to $Nil in 2012 is a result of a bought deal financing for net proceeds of $16,000,263 occurring in 2011. In addition $4,032,611 of financing was raised in 2011 from the exercise of stock options and warrants during the comparative period.

The Company’s financial instruments had a fair market value of $868,146 at December 31, 2012  are publically traded and not subject to resale restrictions under applicable securities laws. There is no long-term debt. The Company’s current obligations include lease commitments for office space.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities through 2013.  Any significant future exploration and development of the Whistler project may require the Company to raise additional capital through equity financing.  The Company’s strategy will be to use the equity financing to fund exploration activities until sufficient cash flow can be generated from mining operations.

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

General Liquidity Considerations

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. The nature of the Corporation’s interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled “Property, Plant and Equipment” contained within this annual report on Form 20-F.

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

Year Ended December 31, 2012

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

As of December 31, 2012, the Company had 99,253,559 issued and outstanding common shares and 7,065,941 common share purchase options outstanding and 7,532,500 common share purchase warrants outstanding. During the year no warrants or options were exercised.  Fully diluted common shares outstanding totaled 113,852,000 as at December 31, 2012.

Year Ended December 31, 2011

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

Current equity market conditions are volatile as world economies attempt recovery from the global economic crisis. This will make it more challenging for the Corporation to generate cash through the sale of marketable securities. Equity financing will be possible but may result in substantial dilution for current shareholders at current market prices for the Corporation’s shares.

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

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

	Total	Less than 1 year	1 – 5 years	More than 5 years
Operating leases	$ 661,826	$ 259,971	$ 401,855	-
Conditional option payments	54,720	54,720	-	-
Conditional exploration expenditures	7,462,298	419,998	$ 7,042,300	-
Total contractual obligations	$ 8,178,844	$ 734,689	$ 7,444,155	-

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for 2012 was $246,923 (2011: $211,629).

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

Chris Kerr, CGA, Chief Financial Officer

Vancouver, BC

Chris Kerr joined the group in July 2011 as Senior Accountant and was appointed CFO in November 2012. He brings over 10 years of experience to the company in the areas of accounting, audit, internal controls, finance and taxation including four years at Ernst & Young LLP where he worked primarily with Canadian publicly listed mining companies. Chris holds a Bachelor of Arts from the University of British Columbia and is a member of the Certified General Accountants of British Columbia.

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

On June 23, 2011, Mr Caulfield resigned as Co-Chairman and Director.

Alan J. Hutchison, Corporate Secretary

North Vancouver, BC

Alan J. Hutchison holds a B.A. and an LL.B. (Bachelors of Laws degree). Mr. Hutchison is a member of the British Columbia Law Society and was called to the British Columbia Bar in 2001. He is currently practicing law in Vancouver as a partner with Dentons Canada LLP (Dentons) (formerly Fraser Milner Casgrain, LLP). Dentons currently provides legal services to the Corporation.

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

George Ireland, Director

Boston, MA

George Ireland is the Chief Investment Officer and Managing Member of the Geologic Resource Partners LLC and Portfolio Manager of the associated Geologic Resource Funds. Mr. Ireland has 30 years of experience in all aspects of the resource sector, ranging from field geology to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLC in 2004. From 2000 to 2004, he was the general partner of Ring Partners, LP, an investment partnership that later merged with the Geologic Fund. From 1991 to 2000, he was an analyst for Knott Partners LP. Mr. Ireland graduated from Phillips Academy and the University of Michigan with a B.S. degree from the School of Natural Resources. Mr. Ireland also serves on the board of directors of Merrill & Ring Inc., a private timber company in the United States.

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

Jack Miller, P. Eng., Director

North Vancouver, BC

Mr. Miller holds a B.A.Sc. and an M.A.Sc. in geological engineering and is a registered professional engineer. Jack has held various site operating and head office leadership roles in multiple base and precious metal operating companies. In these roles, Mr. Miller has been responsible for the entire mine development cycle; starting from exploration, through development and finally to operations. His most recent role, prior to retirement in 2010, was Chief Operating Officer for Quadra FNX Mining Ltd. Mr. Miller’s leadership and expertise in advanced project development and mine construction have been integral to the progression of the Company’s flagship Whistler Project in Alaska.  Mr Jack Miller was appointed to the Board of Directors on June 23, 2011.

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

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Evrim Resources Corp. Kaminak Gold Corporation	Director Director Member, Advisory Board	01/87 to 12/11 09/10 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
George Ireland	Geologic Resource Partners Merrill & Ring Inc.	Chief Investment Officer Director	03/04 to present 01/86 to present
Geoffrey Chater	Esperanza Resources Corp. Valley High Ventures Ltd Greystar Resources Ltd Levon Resources Ltd. Bearing Resources Ltd Reservoir Minerals Inc. Lara Exploration Group	Director President & Director Vice President & Director Director CEO & Director Director Director	06/10 to 06/11 08/10 to 03/11 04/06 to 08/09 03/11 to 04/11 03/11 to present 10/11 to present 10/12 to present
Jack Miller	Quadra FNX Mining Ltd Blue Ridge Mining Solutions Evrim Resources	Chief Operating Officer President Director	04/04 to 09/10 09/10 to present 22/11 to present
Jason Weber	Tatlow Investments Clear Creek Resources	Director Director	06/96 to present 04/11 to present
Bipin Ghelani	Ituna Capital Corporation	Director	01/12 to present

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

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of December 31, 2012, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2012	$170,500	NIL	NIL	NIL	NIL	NIL	NIL
David A. Caulfield, Vice President	Dec. 2012	170,500	NIL	NIL	NIL	NIL	NIL	NIL
Bipin Ghelani, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary [1]	Dec. 2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL[1]
John A. Kanellitsas Co-chairman Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Geoffrey Chater, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
George Ireland, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Mark T.H. Selby Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Jason S. Weber., President, CEO & Director	Dec. 2012	$181,500	NIL	NIL	NIL	NIL	NIL	NIL
Jack Miller, Director [2]	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	$112,750 [2]
Chris Kerr CFO [3]	Dec. 2012	75,000	NIL	NIL	NIL	NIL	NIL	NIL

[1]

Alan J. Hutchison is a partner with the law firm of Dentons (formerly Fraser Milner Casgrain LLP) and provides on-going legal services to the Corporation. During the fiscal year ended December 31, 2012, the Corporation paid the firm of Dentons $69,129 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[2]

Consulting fees of $112,750 were paid for services rendered during the year to a company controlled by Mr Miller, Blueridge Mining Solutions Ltd. Refer to Item 7 “Related Party Transactions” below

[3]

Chris Kerr, CGA was appointed CFO, effective November 1, 2012.

.

As at December 31, 2012, the Corporation has granted rights to purchase or acquire an aggregate of 7,532,500 common shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 31, 2013 as traded on the TSX Venture Exchange was $0.09.

Outstanding Director and Officer Stock Options as at December 31, 2012

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price ($)	Expiry Date	Market Value on Date of Grant ($)
Mark E. Baknes	8,700 17,400 100,000 225,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
David A. Caulfield	8,700 30,450 105,000 240,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
Bipin A. Ghelani	13,050 95,000 120,000 60,000 60,000	Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.17 0.90 0.87 1.35 0.70	Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.17 0.90 0.87 1.35 0.68
Alan J. Hutchison	4,350 25,000 40,000 30,000 30,000	July 16,2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.90 0.87 1.35 0.68
John A. Kanellitsas	333,333 95,000 120,000 60,000 60,000	March 19, 2009 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.45 0.90 0.87 1.35 0.70	March 19, 2014 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.45 0.90 0.87 1.35 0.68
Geoffrey Chater	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
George Ireland	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
Mark T. H. Selby	65,250 85,000 110,000 60,000 60,000	March 1, 2009 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.25 0.90 0.87 1.35 0.70	March 1, 2014 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.25 0.90 0.87 1.35 0.68
Jason Weber	13,050 30,450 135,000 265,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
Jack Miller	13,050 37,500 30,000 60,000	Dec. 19, 2008 July 12, 2010 February 17, 2011 June 26, 2011	0.17 0.87 1.35 0.70	Dec. 19, 2013 July 12, 2015 February 17, 2016 June 26, 2016	0.17 0.87 1.35 0.68
Adrian Rothwell	120,000 150,000	February 17, 2011 June 26, 2011	1.35 0.70	February 17, 2016 June 26, 2016	1.35 0.68
Chris Kerr	35,000	Dec. 20, 2011	0.29	Dec. 20, 2016	0.28
Total	4,485,283

In addition to the share purchase options granted to Directors and Senior Officers of the Corporation, as listed in the preceding table, the Corporation issues options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan the Corporation had reserved a total of 9,925,356 shares as of December 31, 2012, for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately. Shareholders must approve the stock option plan at each annual general meeting, which allows a maximum of 10% of the Corporation’s issued and outstanding shares to be reserved for stock options. Options are granted at the discretion of the board of directors.

As of December 31, 2012, there are thirty (30) employees, directors or consultants who have been granted stock options in the aggregate amount of 7,065,941 options at exercise prices ranging from $0.17 to $1.35 with expiry dates between July 2013 and December 2016. Of the reserved shares, 2,859,415 remained available for stock option grants.

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

Compensation of Directors

Commencing in 2011, non-executive directors were paid a quarterly stipend of $5,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.  Effective July 1, 2012 non-executive directors have waived their right to a stipend in an effort to conserve cash for the Company.  No incentive stock options were issued in 2012.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning January 1, 2013 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 14,208	$ 170,500
David A. Caulfield	14,208	170,500
Chris Kerr	7,500	90,000
Jason Weber	15,125	181,500

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

EMPLOYEES

As of December 31, 2012 the Corporation has sixteen full-time employees, thirteen located at the head office, one located in Alaska, one in Arizona and one in Montana. There are no contracts or collective agreements between the Corporation and any labor union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2013.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 522,517 [1] Options: 591,100 [2] Warrants: Nil [3]	0.53%
David A. Caulfield, P. Geo. Quadra Island, BC Vice President, Business Development Director	Common Shares: 761,341 [1] Options: 624,150 [2] Warrants: Nil [3]	0.76%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 92,610 [1] Options: 348,050 [2] Warrants: Nil [3]	0.09%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 45,000 [1] Options: 129,350 [2] Warrants: Nil [3]	0.05%
John Kanellitsas Sun Valley, ID Director	Common Shares: 175,000 [1] Options: 668,333 [2] Warrants Nil [3]	0.18%
Mark T.H. Selby Toronto, ON Director	Common Shares: 35,000 [1] Options: 380,250 [2] Warrants: Nil [3]	0.04%
Geoffrey Chater Maple Ridge, BC Chairman of the Board Director	Common Shares: 25,000 [1] Options: 307,500 [2] Warrants: Nil [3]	0.03%
George Ireland Boston, MA Director	Common Shares: 530,799 [1] Options: 307,500 [2] Warrants: Nil [3]	0.53%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 236,980 [1] Options: 683,500 [2] Warrants: Nil [3]	0.24%
Jack Miller North Vancouver, BC Director	Common Shares: 65,185[1] Options: 140,550 [2] Warrants: Nil [3]	0.07%
Chris Kerr Vancouver, BC Chief Financial Officer	Common Shares: NIL [1] Options: 35,000 [2] Warrants: Nil [3]	0.00%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2013, based upon information furnished by the respective shareholders.

[2]

Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officer of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]

Warrants entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Warrants do not carry any voting rights.  All outstanding warrants expired unexercised on March 23, 2013.

Of the shares beneficially held by David Caulfield, 269,791 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Jason Weber, 13,050 shares are beneficially held by family trusts controlled by Jason Weber.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at March 31, 2013.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Geologic Resource Partners[1]	Common Shares: 28,659,485 Warrants: Nil	28.88%

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

As of March 31, 2013 there were 56 United States registered holders representing 16,719,608 common shares of the Corporation which equals 16.85% of the Corporation’s issued and outstanding shares. There were 58 non-North American holders representing 129,999 common shares (0.13%).

RELATED PARTY TRANSACTIONS

2012

(a) Mineral Property Interests

One of the Company’s officers, David Caulfield, indirectly owns an interest in a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 12 of the Consolidated Financial Statements – see Item 17).

Consulting fees of $2,531 (2011 – $2,835) were paid for services rendered during the year ended 2012 to a company which David Caulfield has an interest in, C3 Alliance.

(b) Due to related party

Consulting fees of $112,750 (2011 - $44,745) were paid for services rendered during the year ended 2012 to a company controlled by Jack Miller, Blueridge Mining Solutions Ltd. Mr. Miller was appointed to the Board on June 23, 2011.

Except as disclosed under sections (a) and (b) above, to April 29, 2013, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

2011

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

(b) Mineral Property Interests

One of the Company’s officers, David Caulfield, indirectly owns an interest in a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 12 of the Consolidated Financial Statements – see Item 17).

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

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2012 and 2011

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2012, 2011 and 2010;

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2012

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

ITEM 9   THE OFFER AND LISTING

The Common Shares of the Corporation are traded in Canada under the stock symbol "KSK" on the TSX Venture Exchange and under the stock symbol "KSKTF" on the OTC Bulletin Board in the United States. Pursuant to the Corporation’s prospectus issued on March 17, 2011, warrants of the Corporation are also traded in Canada under the stock symbol "KSK.WT" on the TSX Venture Exchange.  On March 23, 2013, all of these warrant expired.  The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices of the Corporation’s common shares, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period October 1, 2012 to March 31, 2013. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
October 1-31, 2012	$ 0.23	$ 0.24	$ 0.16	$ 0.16	1,234,119	336,447
November 1-30, 2012	0.21	0.21	0.16	0.15	2,031,771	566,161
December 1-31, 2012	0.17	0.16	0.13	0.12	1,779,819	694,554
January 1-31, 2013	0.14	0.15	0.12	0.11	1,722,866	618,997
February 1-28, 2013	0.14	0.13	0.10	0.09	1,639,051	203,884
March 1-31, 2013	0.11	0.11	0.09	0.09	1,126,884	152,120

Fiscal 2010	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.13	$ 1.11	$ 0.65	$ 0.64	6,533,211	1,379,507
Second Quarter	1.26	1.25	0.87	0.81	7,264,632	1,504,048
Third Quarter	1.21	1.18	0.75	0.51	13,159,159	2,341,467
Fourth Quarter	1.74	1.75	1.06	1.03	18,253,010	3,979,498

Fiscal 2011	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.38	$ 1.41	$ 0.92	$ 0.95	18,373,300	4,017,400
Second Quarter	1.04	1.07	0.65	0.65	15,793,700	3,047,500
Third Quarter	0.89	0.95	0.36	0.33	13,600,500	2,891,200
Fourth Quarter	0.53	0.53	0.26	0.24	14,832,700	3,143,800

Fiscal 2012	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.42	$ 0.40	$ 0.26	$ 0.25	17,376,400	3,530,000
Second Quarter	0.28	0.28	0.15	0.14	6,397,678	1,577,149
Third Quarter	0.25	0.26	0.14	0.13	5,371,800	1,541,977
Fourth Quarter	0.23	0.24	0.13	0.12	5,045,709	1,597,162

Fiscal 2013	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.14	$ 0.15	$ 0.09	$ 0.09	4,488,801	975,001

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
December 31, 2012	$ 0.42	$ 0.40	$ 0.13	$ 0.12	34,191,587	8,246,288
December 31, 2011	$ 1.38	$ 1.41	$ 0.26	$ 0.24	62,600,200	13,099,900
December 31, 2010	1.74	1.75	0.65	0.51	45,210,012	9,204,520
December 31, 2009	1.16	1.18	0.33	0.53	10,738,722	1,190,214
December 31, 2008	12.45	n/a	0.60	n/a	37,12,114	n/a

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from the British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003).  On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”  Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics.  On August 5, 2009, the Corporation completed the 100% acquisition of Rimfire Minerals (“Rimfire”) and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”). On July 30, 2010 the Corporation continued from the Yukon to British Columbia.

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

The Amended Standardization Agreement requires Kennecott to make a decision on whether or not to exercise its rights upon completion of an exploration program consisting of 341 line kilometers of induced polarization geophysics and drilling of at least 20 holes with a minimum depth of 200 meters per hole for at least 7,000 meters of drilling in aggregate. The work program is to be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott. Upon completion of the program and presentation of a report, Kennecott must elect to either:

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

Interest rate risk

Term deposits and Canadian cash (category a) represents approximately $3,377,446 of the Corporation’s total assets of $5,478,200 (or 62% of the total assets). However, the term deposits have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended December 31, 2012, interest rates on the Corporation’s Canadian dollar deposits were from 1.35% to 1.50%, and on the US dollar deposits were 0.25%, depending upon the principal invested and the term of the investment. During the same period, Canadian T-Bill one month term rates ranged from 0.84% to 0.97% with an average rate of 0.91%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities, gain on sale of assets (if applicable) and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2012		2011		2010
-1.50%	$(50,662)	(2.7%)	$(102,004)	(8.6%)	$(94,466)	(2.3%)
-1.00%	(33,775)	(1.8%)	(68,003)	(5.7%)	(62,977)	(1.5%)
-0.50%	(16,887)	(0.9%)	(34,002)	(2.9%)	(31,489)	(0.8%)

+0.50%	16,887	0.9%	34,002	2.9%	31,489	0.8%
+1.00%	33,775	1.8%	68,003	5.7%	62,977	1.5%
+1.50%	50,662	2.7%	102,004	8.6%	94,466	2.3%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended December 31, 2012. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended December 31, 2012. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended December 31, 2012 compared to the same figures for the fiscal year ended December 31, 2011 and 2010 relates to the changes in cash balances which are subject to interest rate risk and the increase in total receipts in 2012 due to revenue generated on the sale of a mineral property.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $1,314,587 of the Corporation’s total assets (24% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars, Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended December 31, 2012, U.S. Dollar exchange rates varied by up to 2.86% below the average exchange rate and up to 4.22% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 3.67% below the average exchange rate to a high of 3.87% above the average exchange rate. The U.S. Dollar exchange rate for December 31, 2012 was 0.47% below the average exchange rate for the year while the Australian dollar exchange rate for December 31, 2012 was 0.14% below the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 4%.

			Effect on total assets
Increase/decrease in foreign exchange rates	2012		2011		2010
-15%	(196,955)	(3.6%)	$(173,901)	(1.8%)	$(177,945)	(1.9%)
-10%	(131,304)	(2.4%)	(115,934)	(1.2%)	(118,630)	(1.3%)
-5%	(65,652)	(1.2%)	(57,967)	(0.6%)	(59,315)	(0.6%)

+5%	65,652	1.2%	57,967	0.6%	59,315	0.6%
+10%	131,304	2.4%	115,934	1.2%	118,630	1.3%
+15%	196,955	3.6%	173,901	1.8%	177,945	1.9%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, December 31, 2012 (1 USD = C$0.9949, 1 AUD = C$1.0339). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 15% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian Dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

Equity price risk

Marketable securities (category c) represent approximately $868,146 of the Corporation’s total assets of $5,478,200 (or 16% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

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

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended December 31, 2012, the Venture Index increased 33% with the closing value 11% higher than the average Venture Index value. The minimum Venture Index value was 15% lower than the average Venture Index value, while the highest Venture Index value was 25% higher than the average Venture Index value. The Company receives securities as consideration from option agreements, mainly on the Corporation’s BC and Alaskan properties which was the reason for the increase in the increase value of the company’s portfolio. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 15% would be expected to make a difference of less than 3% in the value of the Corporation’s total assets.

			Effect on total assets
Increase/decrease in Venture Index	2012		2011		2010
-15%	$(130,222)	(2.4%)	$(114,957)	(1.2%)	$(262,418)	(2.8%)
-10%	(86,815)	(1.6%)	(76,638)	(0.8%)	(174,945)	(1.9%)
-5%	(43,407)	(0.8%)	(38,319)	(0.4%)	(87,473)	(0.9%)

+5%	43,407	0.8%	38,319	0.4%	87,473	0.9%
+10%	86,815	1.6%	76,638	0.8%	174,945	1.9%
+15%	130,222	2.4%	114,957	1.2%	262,418	2.8%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 15% above or below the value as of December 31, 2012.

The difference between the forecast figures for the fiscal year ended December 31, 2012 compared to the same figures for the fiscal year ended December 31, 2011 relate to the increase in the Corporation’s portfolio of marketable securities, offset by decreases in the market value of the investments, as well as sales of certain of the Company’s investments. During the fiscal year ended December 31, 2012, the Corporation sold some marketable securities and acquired a substantial portfolio of other marketable securities thereby increasing the overall market value of the portfolio subjected to equity price risk.

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

c) Attestation report of the registered public accounting firm

Not applicable, as the Corporation is an “emerging growth company” as defined in Section 3(a)(80) of the

U.S. Securities Exchange Act of 1934, as amended..

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended December 31, 2012	Fiscal Year ended December 31, 2011	Fiscal Year ended December 31, 2010
Audit Fees	$ 90,000	$ 100,000	$ 120,000
Audit-Related Fees	-	8,000	22,000
Tax services	25,000	25,000	25,000
All Other Fees	-	-	-
Total fees billed	$ 115,000	$ 133,000	$ 167,000

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

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2012 and 2011

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2012

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

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended December 31, 2012.

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

(4) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 22, 2009.

(5) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 19,2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: April 29, 2013

KISKA METALS CORPORATION

Schedule II – Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2012	$(26,348,815)	$(1,687,077)	$395,232	$(12,253)	$(27,652,913)
2011	$(19,021,152)	$(7,637,770)	$380,423	$(70,316)	$(26,348,815)
2010	$(17,134,849)	$(2,171,657)	$257,023	$28,331	$(19,021,152)

[1]

The 2010, 2011 and 2012 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities